Form 20-F
period 2002-12-31
ALVARION LTD
filed 2003-06-25
CIK 1108332

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X|        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934
           FOR THE FISCAL YEAR ENDED December 31, 2002

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER 0-30628

                                  ALVARION LTD.
                                  -------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     ISRAEL
                                     ------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                   21A HABARZEL STREET, TEL AVIV 69710, ISRAEL
                   -------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

   TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
   -------------------               -----------------------------------------

          NONE                                         NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.
                  ORDINARY SHARES, NIS 0.01 PAR VALUE PER SHARE
                  ---------------------------------------------
                                (TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT.
                                      NONE
                                      ----
                                (TITLE OF CLASS)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            51,915,629 ORDINARY SHARES, NIS 0.01 PAR VALUE PER SHARE
            --------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            |X| Yes            |_| No
Indicate by check mark which financial statement item the registrant has elected to follow.

|_| Item 17         |X| Item 18

                                  INTRODUCTION

           We are a leading provider of wireless broadband and wideband connectivity infrastructure. Our solutions are used by telecom carriers, service providers and private network operators worldwide. Our products provide a wireless telecom alternative to wired access solutions. They are used to provide broadband data and voice services, for subscribers in the "last mile" of connectivity, for feeding cellular networks and for private networks. With our comprehensive product offerings, we provide a broad range of integrated wireless solutions, by market segment and frequency band, designed to address the various business models of carriers and service providers. Our products operate in licensed and license-free bands ranging from 2.4 GHz to 26 GHz and comply with industry standards. We offer products that enable network operators to deploy outdoor, fixed and mobile wireless connectivity to a local area network, or LAN. We were incorporated in September 1992 under the laws of the State of Israel.

           In April 2003, following the completion of our acquisition of most of the assets and assumption of related liabilities of InnoWave ECI Wireless Systems Ltd., a wholly-owned subsidiary of ECI Telecom Ltd., or InnoWave, wideband products were added to our product line.

           On August 1, 2001, we merged with Floware Wireless Systems Ltd., a company incorporated under the laws of the State of Israel, referred to as Floware. As a result of the merger we continued as the surviving company and Floware's separate existence ceased. Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd.

           Except for historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all or any of the risks discussed in "Item 3--Key Information--Risk Factors" and elsewhere in this annual report.

           We urge you to consider that statements which use the terms "believe," "expect," "plan," "intend," "estimate," "anticipate," "project" and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           As used in this annual report, the terms "we," "us," "our," "our company," and "Alvarion" mean Alvarion Ltd., and its subsidiaries, unless otherwise indicated. "Alvarion," "Alvarion & Design," "We're on your wavelength," "BreezeACCESS," "BreezeCOM," "BreezePHONE," "BreezeNET," "BreezEXCHANGE," "BreezeLINK," "WALKair," "WALKnet," "BreezeGATE," "BreezeIP," "BreezeLAN," "BreezeWEB," "BreezeCONFIG," "BreezeWIZARD," "BreezeSECURE," "BreezeVIEW," "BreezeMANAGE," "Alvari," "AlvariX," "AlvariSTAR," "AlvariBASE," "BreezeCARE," "BreezeACCESS II," "BreezeACCESS II CX, " "BreezeACCESS XL," "BreezeACCESS MMDS," "BreezeACCESS OFDM," "BreezeACCESS LB," "BreezeACCESS TM," "BreezeACCESS VL," "BreezeACCESS V," "BreezeACCESS GO," "WALKair 1000," "WALKair 3000," "BreezeNET PRO.11," "BreezeNET DS.11," "BreezeNET DS.11b" and "BreezeNET DS.5800" are trademarks of Alvarion. All other trademarks and tradenames appearing in this annual report are owned by their respective holders.

                                TABLE OF CONTENTS

                                                                                                                             PAGE
PART I     1

           ITEM 1.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............................................1

           ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE..........................................................1

           ITEM 3.             KEY INFORMATION..................................................................................2

                     A.        SELECTED FINANCIAL DATA..........................................................................2

                     B.        CAPITALIZATION AND INDEBTEDNESS..................................................................3

                     C.        REASONS FOR THE OFFER AND USE OF PROCEEDS........................................................3

                     D.        RISK FACTORS.....................................................................................3

           ITEM 4.             INFORMATION ON THE COMPANY......................................................................21

                     A.        HISTORY AND DEVELOPMENT OF THE COMPANY..........................................................21

                     B.        BUSINESS OVERVIEW...............................................................................21

                     C.        ORGANIZATIONAL STRUCTURE........................................................................36

                     D.        PROPERTY, PLANTS AND EQUIPMENT..................................................................36

           ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................................................37

                     A.        OPERATING RESULTS...............................................................................37

                     B.        LIQUIDITY AND CAPITAL RESOURCES.................................................................48

                     C.        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES..................................................52

                     D.        TREND INFORMATION...............................................................................52

           ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................................................53

                     A.        DIRECTORS AND SENIOR MANAGEMENT.................................................................53

                     B.        COMPENSATION....................................................................................56

                     C.        BOARD PRACTICES.................................................................................56

                     D.        EMPLOYEES.......................................................................................60

                     E.        SHARE OWNERSHIP.................................................................................62

           ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............................................63

                     A.        MAJOR SHAREHOLDERS..............................................................................63

                     B.        RELATED PARTY TRANSACTIONS......................................................................65

                     C.        INTERESTS OF EXPERTS AND COUNSEL................................................................65



                               TABLE OF CONTENTS
                                  (CONTINUED)


                                                                                                                             PAGE

           ITEM 8.             FINANCIAL INFORMATION...........................................................................66

                     A.        CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.........................................66

                     B.        SIGNIFICANT CHANGES.............................................................................66

           ITEM 9.             THE OFFER AND LISTING...........................................................................67

                     A.        OFFER AND LISTING DETAILS.......................................................................67

                     B.        PLAN OF DISTRIBUTION............................................................................68

                     C.        MARKETS.........................................................................................68

                     D.        SELLING SHAREHOLDERS............................................................................68

                     E.        DILUTION........................................................................................68

                     F.        EXPENSES OF THE ISSUE...........................................................................68

           ITEM 10.            ADDITIONAL INFORMATION..........................................................................68

                     A.        SHARE CAPITAL...................................................................................68

                     B.        MEMORANDUM AND ARTICLES OF ASSOCIATION..........................................................68

                     C.        MATERIAL CONTRACTS..............................................................................70

                     D.        EXCHANGE CONTROLS...............................................................................70

                     E.        TAXATION........................................................................................70

                     F.        DIVIDENDS AND PAYING AGENTS.....................................................................78

                     G.        STATEMENT BY EXPERTS............................................................................78

                     H.        DOCUMENTS ON DISPLAY............................................................................78

                     I.        SUBSIDIARY INFORMATION..........................................................................78

           ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......................................78

           ITEM 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................................79

PART II
           ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................79

           ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....................79

           ITEM 15.            CONTROLS AND PROCEDURES.........................................................................79

           ITEM 16.            [RESERVED]......................................................................................80

PART III
           ITEM 17.            FINANCIAL STATEMENTS............................................................................80

           ITEM 18.            FINANCIAL STATEMENTS............................................................................80

           ITEM 19.            EXHIBITS........................................................................................81



PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.         SELECTED FINANCIAL DATA

           We have derived the following selected consolidated financial data presented below as of December 31, 2001 and 2002 and for each of the years ended December 31, 2000, 2001 and 2002 from our audited consolidated financial statements and related notes included in this annual report. The consolidated financial data for the year ended December 31, 2001 and thereafter include the results of the former Floware business from August 1, 2001, the effective date of the merger of Floware with and into us. We have derived the selected consolidated financial data as of December 31, 1998, 1999 and 2000 and for each of the years ended December 31, 1998 and 1999 from our audited consolidated financial statements and related notes not included in this annual report. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. You should read the selected consolidated financial data together with the section of this annual report entitled "Item 5--Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this annual report.

                                                                            YEAR ENDED DECEMBER 31,
                                                          1998           1999          2000           2001          2002
                                                      ------------     -----------   -----------    -----------  -----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales..............................................   $    33,009     $    44,752   $   101,460    $    98,968  $    88,849
Cost of sales......................................        17,889          23,528        55,608         59,484       55,120
Write-off of excess inventory and
 provision for inventory purchase commitments......            --              --            --         53,881          250
                                                      ------------     -----------   -----------    -----------  -----------
Gross profit (loss)................................        15,120          21,224        45,852        (14,397)      33,479
Operating expenses:
Research and development, gross....................         5,899           8,958        16,818         27,078       27,597
less royalty-bearing grants........................         1,042           2,078         4,345          5,982        3,520
                                                      ------------     -----------   -----------    -----------  -----------
Research and development, net......................         4,857           6,880        12,473         21,096       24,077
Amortization of current technology.................            --              --            --          1,200        2,400
Selling and marketing..............................        10,970          14,692        26,226         30,258       26,570
General and administrative.........................         1,883           2,289         4,132          6,226        6,018
Amortization of deferred stock compensation........            --              --            18            726          580
In-process research and development write-off......            --              --            --         26,300           --
Merger expenses....................................            --              --            --          2,841           --
Restructuring costs................................            --              --            --          5,437        1,102
One-time expense related to a settlement of an OCS
 program...........................................            --              --            --          6,535           --
                                                      ------------     -----------   -----------    -----------  -----------
Total operating expenses...........................        17,710          23,861        42,849        100,619       60,747
                                                      ------------     -----------   -----------    -----------  -----------
Operating income (loss)............................        (2,590)         (2,637)        3,003       (115,016)     (27,268)
Financial income (expenses), net...................           292            (527)        7,031          8,540        6,587
Other expenses.....................................            --            (470)           --         (3,535)          --
                                                      ------------     -----------   -----------    -----------  -----------
Net income (loss)..................................   $    (2,298)    $    (3,634)  $    10,034    $  (110,011)  $  (20,681)
                                                      ============     ===========   ===========    ===========  ===========

Basic net earnings (loss) per share................   $     (0.22)    $     (0.32)  $      0.40    $     (2.80)  $    (0.38)
                                                      ============     ===========   ===========    ===========  ===========
Weighted average number of shares
---------------------------------------------------
    used in computing basic net earnings
   (loss) per share................................        10,664          11,232        24,938         39,298       53,941
                                                      ============     ===========   ===========    ===========  ===========
Diluted net earnings (loss) per share..............   $     (0.22)    $     (0.32)  $      0.33    $     (2.80)  $    (0.38)
                                                      ============     ===========   ===========    ===========  ===========
Weighted average number of shares
    used in computing diluted net earnings
   (loss) per share................................        10,664          11,232        30,807         39,298       53,941
                                                      ============     ===========   ===========    ===========  ===========


                                                                                  AS OF DECEMBER 31,
                                                      ----------------------------------------------------------------------
                                                            1998          1999           2000           2001          2002
                                                      ------------     -----------   -----------    -----------  -----------
                                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital......................................    $     7,611   $    22,418    $   159,793   $   167,371    $  74, 237
Total assets.........................................         19,368        36,620        252,837       307,595       272,075
Shareholders' equity.................................          8,988        23,899        212,495       254,251       227,830


B.         CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.         REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.         RISK FACTORS

           Our business, financial condition and results of operations could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse affect on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

               RISKS RELATED TO US, OUR BUSINESS AND OUR INDUSTRY

CONTINUING ADVERSE CONDITIONS IN THE TELECOMMUNICATIONS INDUSTRY AND IN THE MARKET FOR TELECOMMUNICATIONS EQUIPMENT HAVE LED TO DECREASED DEMAND FOR OUR PRODUCTS AND HAVE HARMED AND MAY CONTINUE TO HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

           Our systems are used by telecom carriers and service providers. Many telecom carriers and service providers in markets throughout the world have experienced, and are continuing to experience, substantial declines in sales and revenues and have incurred significant operating losses. In addition, many carriers and service providers using wireless broadband, or Wireless Broadband, are emerging companies with unproven business models. Many carriers and service providers have stopped deploying new networks or have ceased operations completely and are no longer potential users of our products. The general worldwide economic downturn has curtailed the ability of existing and prospective carriers and service providers to finance purchases of products such as ours, leading to a sharp decline in orders for new telecommunications equipment. Also, the number of carriers and service providers who are our potential customers is small and is expected to remain small because of the limited number of licenses granted in each country and the substantial capital requirements involved in establishing networks.

           For these reasons, we have experienced declines in revenues and the trading price of our shares has declined. Even after giving effect to the addition to our revenues of the business previously conducted by Floware from August 1, 2001 and thereafter, our revenues were approximately $88.8 million and $99.0 million in 2002 and 2001, respectively, compared with approximately $101.5 million in 2000. This decrease in revenues required us to reduce our expenses. Accordingly, in the third and fourth quarters of 2001 and in the fourth quarter of 2002, we terminated the employment of an aggregate of approximately 200 and

60 employees, respectively, constituting approximately 15% and 10% of our existing workforce at such periods. If we are unable to maintain or increase our revenues, we may need to further reduce our expenses, which may have a negative impact on our future growth.

           If these industry-wide conditions persist, they will likely continue to have an adverse impact, which may be material, on our business, financial condition and results of operations. In addition, market perception that these conditions could have an impact upon us may harm the trading price of our ordinary shares, whether or not our business or results of operations are actually affected.

           TERRORIST ATTACKS AGAINST THE UNITED STATES AND THE MILITARY ACTION LED BY THE UNITED STATES AND CERTAIN OF ITS ALLIES AGAINST IRAQ MAY NEGATIVELY IMPACT THE GLOBAL ECONOMY WHICH MAY MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATION AND MAY CAUSE OUR SHARE PRICE TO DECLINE.

           The financial, political, economic and other uncertainties following the terrorist attacks upon the United States have led to a worsening of the global economy. As a result, many of our customers and potential customers have become much more cautious in setting their capital expenditure budgets, thereby restricting their telecommunications procurement to well-defined current needs. In addition, on March 19, 2003, the United States and certain of its allies began a comprehensive military action against Iraq in which they ultimately prevailed. Despite the conclusion of the recent military conflict, its related uncertainties may worsen the global economy, causing businesses to continue slowing spending on telecommunications products and services and further lengthen already long sales cycles. Any escalation in these events or similar future events may disrupt our operations or those of our customers, distributors and suppliers, which could adversely affect our business, financial condition and results of operations.


THE RECENT OUTBREAK OF SARS IN THE ASIA-PACIFIC REGION AND ITS CONTINUED SPREAD COULD HARM SALES OF OUR PRODUCTS.

           The recent outbreak of severe acute respiratory syndrome, or SARS, that began in the Asia-Pacific Region may have a negative impact on our business. Our business may be impacted by a number of SARS-related factors, including, but not limited to, disruptions in the operations of our customers and their partners, reduced sales in certain markets, and increased costs to conduct our business abroad. In addition, the spread of the SARS virus and the extent of local preventive measures could affect the production facilities of our component manufacturers located in Asia. If this or any other factor hinders our ability to obtain components for our products from our manufacturers on a timely basis, there could be a significant disruption in our business. Any such disruption could adversely affect our business, financial condition and results of operations.


WE HAVE A HISTORY OF LOSSES AND WE MAY CONTINUE TO INCUR LOSSES IN THE FUTURE.

           Except for the year ended December 31, 2000 when we had operating income and net income of approximately $3.0 million and $10.0 million, respectively, we have incurred operating and net losses in every fiscal year. For the year ended 2002, our operating loss and net loss were approximately $27.3 million and $20.7 million, respectively. For the year ended 2001, our operating loss and net loss were approximately $115.0 million and $110.0 million, respectively. Net loss for 2001 included non recurring expenses related to inventory write-offs, charges for inventory purchase commitments, a write-off of in-process research and development, merger related expenses and restructuring related costs, one-time expenses related to our program with the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, or the OCS, and an investment write-down, in an aggregate amount of approximately $98.5 million. We may continue to incur operating and net losses again in the future. Losses could have a material adverse affect on our business, financial condition and results of operations and the value and market price of our ordinary shares.

WE HAVE A HISTORY OF QUARTERLY FLUCTUATIONS IN OUR RESULTS OF OPERATIONS AND EXPECT THESE FLUCTUATIONS TO CONTINUE. THIS MAY CAUSE VOLATILITY IN THE MARKET PRICE OF OUR ORDINARY SHARES.

           We have experienced, and may continue to experience, significant fluctuations in our quarterly results of operations. Any fluctuations may cause our results of operations to fall below the expectations of securities analysts and investors. This would likely affect the market price of our ordinary shares.

           Factors that may contribute to fluctuations in our quarterly results of operations include:

               o    the uneven pace of spectrum licensing to wireless carriers;

               o the size and timing of orders and the timing of large scale projects;

               o customer deferral of orders in anticipation of new products, product features or price reductions;

               o    the high level of competition that we encounter;

               o the timing of our product introductions or enhancements or those of our competitors or of providers of complementary products;

               o the purchasing patterns of our customers and end-users, as well as the budget cycles of customers for our products;

               o seasonality, including the relatively low level of general business activity at the beginning of each fiscal year and during the summer months in Europe and the winter months in South America and in the United States;

               o disruption in, or changes in the quality of, our sources of supply, due to the current SARS epidemic or other reasons;

               o the mix of product sales generally, including the mix of sales between base stations and terminal stations and between product families;

               o the gap between the time carriers purchase base stations for network infrastructure deployment and the time they purchase terminal stations for connection of subscribers to the network, resulting primarily from the extensive marketing and organizational efforts that carriers are required to make to develop their subscriber base following the deployment of the network infrastructure;

               o    software and hardware development problems;

               o    one-time charges;

               o    mergers or acquisitions;

               o the size and timing of approval of grants from the Government of Israel;

               o    the geopolitical situation;

               o fluctuations in the exchange rate of the NIS against the dollar; and

               o general economic conditions in the wide range of markets in which we operate and throughout the world.

           Our customers ordinarily require the delivery of products promptly after their orders are accepted. Our business usually does not have a significant backlog of accepted orders. Consequently, revenues in any quarter depend on orders received and accepted in that quarter. The deferral of the placing and acceptance of any large order from one quarter to another could materially adversely affect our results of operations for the previous quarter and the subsequent quarter. If revenues from our business in any quarter remain level or decline in comparison to any previous quarter, our results of operations could be harmed. This may also have a material adverse affect on the market price of our ordinary shares.

           In addition, our operating expenses may increase significantly. If revenues in any quarter do not increase correspondingly or if we do not reduce our expenses in a timely manner in response to level or declining revenues, our results of operations for that quarter would be materially adversely affected. Because of the variations that we have experienced in our quarterly results of operations, we do not believe quarter-to-quarter comparisons of our results of operations are necessarily meaningful and you should not rely on results of operations in any particular quarter as an indication of future performance.

THE TRADING PRICE OF OUR ORDINARY SHARES IS SUBJECT TO VOLATILITY.

           The trading price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future. Since our initial public offering in March 2000, the sales prices of our ordinary shares on the Nasdaq National Market have ranged from a high of $53.125 to a low of $1.55. On June 17 2003, the last sales price of our ordinary shares on the Nasdaq National Market was $3.47. We may continue to experience significant volatility in the future, based on the following factors, among others:

               o    our prospects;

               o actual or anticipated fluctuations in our sales and results of operations;

               o variations between our actual or anticipated results of operations and the published expectations of analysts;

               o general conditions in the Wireless Broadband products industry and general conditions in the telecommunications equipment industry;

               o announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures and capital commitments;

               o introduction of technologies or product enhancements that reduce the need for our products;

               o general economic and political conditions, particularly in the United States and in Latin America, and the effect of any hostilities with Iraq on our operations and results;

               o    departures of key personnel; and

               o    regulatory considerations.

WE DEPEND ON KEY PERSONNEL.

           Our future success depends, in part, on the continued service of key personnel. If one or more of our key technical, sales or management personnel terminates his or her employment, our business and results of operations could be harmed. Our employees are employed "at will." This means that our employees are not obligated to remain employed by us for any specific period.

UNDER THE TERMS OF OUR MERGER TRANSACTION WITH FLOWARE AND THE TERMS OF OUR AGREEMENT WITH INNOWAVE, WE ARE LIABLE FOR FLOWARE'S PRE-MERGER LIABILITIES AND CERTAIN LIABILITIES OF INNOWAVE.

           The merger of Floware with and into Alvarion, with Alvarion as the surviving entity, resulted in our assuming all of the liabilities of Floware existing at the time of the merger. In addition, as part of our acquisition on April 1, 2003 of most of the assets of InnoWave, we assumed certain of InnoWave's liabilities. If liability claims against Floware or InnoWave, with respect to our assumed obligations, are successfully asserted, we would have to assume these liabilities. In addition, in connection with the merger with Floware, we agreed to indemnify the former Floware directors against certain liability claims for a period of seven years following the effective time of the merger. These liabilities and indemnification obligations could have an adverse affect on us.

BECAUSE WE CHANGED OUR NAME, OUR POTENTIAL CUSTOMERS MAY NOT RECOGNIZE OUR NEW BRAND. THIS MAY CAUSE OUR REVENUES AND PROFITABILITY TO DECLINE AND WE MAY EXPERIENCE DIFFICULTIES IN RECRUITING QUALIFIED PERSONNEL.

           On August 1, 2001, upon the merger with Floware, the name of the combined company was changed to Alvarion Ltd. Because we have marketed and continue to market most of our products under the BreezeCOM and WALKair names, our existing customers and business partners and investors generally may not recognize our new name and brand. In 2002, we incurred significant marketing expenses relating to the promotion of our new name and brand. We will continue to incur marketing expenses in order to build our new brand identity. If we fail to build this brand recognition, our revenues and profitability may decline.

WE MAY NOT SUCCESSFULLY INTEGRATE THE BUSINESS OPERATIONS OF INNOWAVE. OUR FAILURE TO DO SO MIGHT HARM OUR RESULTS OF OPERATIONS AND SHARE PRICE.

           In April 2003, we completed the acquisition of most of the assets and liabilities of InnoWave and hired 150 former employees of InnoWave. We expect integrating these new assets and employees to be difficult, time consuming and costly. The integration of operations could distract management from our day-to-day business. We must successfully complete the integration of the following operations, among others:

               o product offerings, including the branding of the acquired products under our corporate name;

               o    research and development, including strategic planning;

               o    sales and marketing, including channel management conflicts;

               o    customer service functions;

               o    worldwide offices;

               o    human resources and other administrative functions; and

               o    management information systems.

           In addition, as we integrate our credit policies across InnoWave's former customer base, we may not be able to retain all of these customers and we may experience reduced purchases of products from the customers that we do retain.

           The challenges of integrating the business operations of the companies include demonstrating to our customers that the acquisition will not result in an adverse change in business focus and persuading our personnel that the companies' respective business cultures are compatible. To successfully integrate both companies' operations, we need to retain management, key employees and business partners of both companies. If we are unable to effectively complete the integration of the two companies' operations, technologies and personnel in a timely and efficient manner, we will not realize the benefits we expect from the acquisition and our business, financial conditions and results of operations may be materially adversely affected. In particular, if the integration of InnoWave's business is not successful:

               o    we may lose key personnel;

               o    we may lose key customers;

               o    we may not be able to retain or expand our market position;
                    and

               o    the market price of our ordinary shares may decline.

OUR FAILURE TO MANAGE GROWTH EFFECTIVELY COULD IMPAIR OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

           In August 2001 we completed our merger with Floware. In April 2003, we completed the acquisition of most of the assets and assumption of related liabilities of InnoWave and hired 150 former InnoWave employees. Our rapid growth has significantly strained our management, operational and financial resources. Any future growth may increase the strain on our management, operational and financial resources. If we do not succeed in managing future growth effectively, we may not be able to meet the demand, if any, for our products and we may lose sales or customers, harming our business, financial condition and results of operations.

WE MAY PURSUE MERGERS AND ACQUISITIONS THAT PRESENT RISKS AND MAY NOT BE SUCCESSFUL.

           In the future, we may pursue acquisitions or enter into merger transactions to enhance our technology and our leadership in the Wireless Broadband market and diversify our product and service offerings and customer base or for other strategic purposes. We have a limited history of making mergers and acquisitions and we cannot be certain that any future mergers and acquisitions will be successful.

           Acquiring businesses and companies may require us to expend significant or greater than expected funding. We may be unable to raise the needed funding and we may be required to divert funds from other intended uses. Either of these circumstances could have a material adverse affect on our business, financial condition and results of operations.

INTENSE COMPETITION IN THE MARKETS FOR OUR PRODUCTS MAY HAVE AN ADVERSE AFFECT ON OUR SALES AND PROFITABILITY.

           Many companies compete with us in the Wireless Broadband equipment market in which we sell our products. We also encounter intense and increased competition in the wireless LAN market. We expect that competition will increase in the future, both with respect to products that we currently offer and products that we are developing. In addition, some, or all, of the systems integrators and other strategic partners to which we sell our Wireless Broadband products could develop the capability to manufacture systems similar to our Wireless Broadband products independently. We expect our competitors to continue to improve independently the performance of their current products and to introduce new products or new technologies that may supplant or provide lower cost alternatives to our products or products with better performances. We expect that we will also face competition from alternative wireline and wireless technologies including copper wires, fiber-optic cable, digital subscriber lines, or DSL, cable modems, satellite and other Wireless Broadband access systems. Standardization of product features may also increase the number of competitive product offerings. Furthermore, our competitors may also attempt to influence the adoption of standards that are not compatible with our products. Increased competition, direct and indirect, has resulted in, and is likely to continue to result in, reductions of average selling prices, shorter product life cycles, reduced gross margins, longer sales cycles and loss of market share and, consequently, could adversely affect our sales and profitability.

           Some of our existing and potential competitors have substantially greater resources including financial, technological, manufacturing and marketing and distribution capabilities, and enjoy greater market recognition than we do. We may not be able to differentiate our products from those of our competitors, offer our products as part of integrated systems or solutions to the same extent as our competitors, successfully develop or introduce new products that are less costly or offer better performance than those of our competitors or offer purchasers of our products payment and other commercial terms as favorable as those offered by our competitors. A failure to accomplish one or more of these objectives could materially adversely affect our sales and profitability, harming our financial condition and results of operation.

IF WE DO NOT INCREASE OUR SHARE OF THE WIRELESS BROADBAND EQUIPMENT MARKET, OUR BUSINESS WILL SUFFER.

           To increase our share of the Wireless Broadband market, we must:

               o sustain our attained technological position in designing, developing, and manufacturing Wireless Broadband products;

               o develop and cultivate additional sales channels, including original equipment manufacturer, or OEM, agreements or other strategic arrangements with leading manufacturers of access equipment to market our Wireless Broadband products to prospective customers, such as local exchange carriers, cellular operators, Internet and application service providers and local telephone companies; and

               o effectively establish and support relationships with end-users, including local exchange carriers, Internet and application service providers, public fixed or mobile telephone service providers and private network operators.

           Our efforts in these markets may not succeed. In addition, we may have to provide extended payment terms to attract customers for our products. The Wireless Broadband equipment market and any future markets that we may attempt to penetrate may not become substantial commercial markets or may not evolve in a manner that will enable our products to achieve market acceptance.

RAPID TECHNOLOGICAL CHANGE MAY HAVE AN ADVERSE AFFECT ON THE MARKET ACCEPTANCE FOR OUR PRODUCTS.

           The markets for our products and the technologies utilized in the industry in which we operate evolve rapidly. We rely on key technologies, including wireless LAN, wireless packet data, time division multiplexing, modem and radio technologies and other technologies. These technologies may be replaced with alternative technologies or may otherwise not achieve the wide acceptance that we are seeking. In particular, there is substantial risk that the Wireless Broadband technologies underlying our BreezeACCESS and WALKair products may not achieve market acceptance for use in access applications. Market changes could render our products and technologies obsolete or subject to intense competition by alternative products or technologies or by improvements in existing products or technologies. For example, the Wireless Broadband equipment market may stop growing as a result of the deployment of alternative technologies, such as DSL, cable modem, fiber optic, coaxial cable, satellite systems, third generation cellular systems or otherwise. Also, new or enhanced products developed by other companies may be technologically superior to our products and render our products obsolete.

           The success of our Wireless Broadband technology depends on the following factors, among others:

               o its capacity to handle growing demands for faster transmission of increasing amounts of data and voice;

               o its cost-effectiveness and performance compared to other broadband technologies;

               o    its reliability and security;

               o its suitability for a sufficient number of geographic regions;

               o the availability of sufficient frequencies and site locations for carriers to deploy and install products at commercially reasonable rates; and

               o safety and environmental concerns regarding Wireless Broadband transmissions.

THERE MAY NOT BE MARKET ACCEPTANCE OF OUR WIRELESS LAN PRODUCTS BECAUSE OF THEIR DATA TRANSMISSION RATES.

           Several of our competitors offer, and others intend to offer, wireless LAN products that operate at data rates higher than 11 Mbps, the maximum data rate currently offered by our wireless LAN products. Because data transmission rates are ordinarily a major factor considered by end-users in selecting wireless LAN products, we may lose potential customers and market share. In addition, we may be unable to recover any market share lost because of the earlier entry of our competitors into the market.

OUR WIRELESS BROADBAND BUSINESS DEPENDS IN PART ON ORIGINAL EQUIPMENT MANUFACTURERS AND SYSTEMS INTEGRATORS, IN PARTICULAR OUR STRATEGIC PARTNERS SIEMENS, ALCATEL, NERA AND DATANG.

           The success of the sales of our Wireless Broadband products currently depends in part on existing relationships with original equipment manufacturers, or OEMs, or other system integrators, particularly Siemens, Alcatel, Nera and Datang. A significant portion of our WALKair system is sold to and through telecommunications systems integrators for integration into their systems, rather than directly to carriers. The sale of our Wireless Broadband products depends in part on the original equipment manufacturers' and systems integrators' active marketing and sales efforts as well as the quality of their integration efforts and post-sales support. This reliance on original equipment manufacturers and systems integrators exposes this business to a number of risks, each of which could result in a significant reduction in the sales of our Wireless Broadband products. We face the risk of termination of these relationships and the promotion of competing products or emphasis on alternative technologies by these original equipment manufacturers and systems integrators. In addition, our efforts to increase sales may suffer from the lack of visibility of the BreezeACCESS and WALKair names resulting from original equipment manufacturers' and systems integrators' integration of these products into more comprehensive systems. If any of these risks materializes, we will need to develop alternative methods of marketing these products. Until we do so, sales of our Wireless Broadband products may decline.

OUR BUSINESS IS DEPENDENT UPON THE SUCCESS OF DISTRIBUTORS WHO ARE UNDER NO OBLIGATION TO PURCHASE OUR PRODUCTS.

           A significant portion of our revenues is derived from sales to independent distributors. These distributors then resell the products to others, who further resell those products to end-users. The three largest distributors of our products accounted for a total of approximately 17.7% of our sales in 2000, 13.7% of our sales in 2001 and 20.9% of our sales in 2002. If we terminate or lose any of these distributors, we may not be successful in replacing them on a timely basis, or at all. Any changes in the distribution and sales channels of our products, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products will impact our ability to sell our products and result in a loss of revenues. We are highly dependent upon the acceptance of our products by our distributors and their active marketing and sales efforts. In some cases, arrangements with them do not prevent the distributors of our products from selling competitive products, and do not contain minimum sales or marketing performance requirements. These distributors may not give a high priority to marketing and supporting our products. Changes in the financial condition, business or marketing strategies of these distributors could have a material adverse effect on our results of operations. Any of these changes could occur suddenly and rapidly.

WE ARE ALSO DEPENDENT UPON THE SUCCESS OF OUR DIRECT SALES EFFORTS.

           Direct sales accounted for a total of approximately 14.5% of our sales in 2002. Direct sales customers are not under any obligation to purchase our products. Some of these customers do not have long business histories and have encountered, and may continue to encounter, financial difficulty, including difficulty in obtaining credit to purchase our products. These customers typically purchase our products on a project-by-project basis, so that continuity of purchases by these customers is not assured. If we are unable to effectively continue our direct sales efforts of our products, our results of operations could be materially adversely affected. Any such change could occur suddenly and rapidly.

WE COULD BE SUBJECT TO WARRANTY CLAIMS AND PRODUCT RECALLS, WHICH COULD BE VERY EXPENSIVE AND HARM OUR FINANCIAL CONDITION.

           Products like ours sometimes contain undetected errors. These errors can cause delays in product introductions or require design modifications. In addition, we are dependent on unaffiliated suppliers for key components incorporated into our products. Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, from faulty installation or from any other cause, may result in customer dissatisfaction. We have recently begun marketing several new products. The risk of errors in these new products, as in any new product, may be greater than the risk of errors in established products. The warranties for our products permit customers to return for repair, within a period ranging from 12 to 24 months of purchase, any defective products. Any failure of a system in which our products are deployed (whether or not these products are the cause), any product recall and any associated negative publicity could result in the loss of, or delay in, market acceptance of our products and harm our business, financial condition and results of operations.

WE DEPEND ON A LIMITED NUMBER OF MANUFACTURING SUBCONTRACTORS WITH LIMITED MANUFACTURING CAPACITY, AND ARE EXPOSED TO THE RISK THAT THESE MANUFACTURERS MAY BE UNABLE TO FILL OUR ORDERS ON A TIMELY BASIS AND AT THE QUALITY SPECIFICATIONS THAT WE REQUIRE. AS A RESULT, WE MAY NOT MEET OUR CUSTOMERS' DEMANDS, HARMING OUR BUSINESS AND RESULTS OF OPERATIONS.

           We currently depend on a limited number of contract manufacturers with limited manufacturing capacity to manufacture our products. The assembly of certain of our finished products, the manufacture of custom printed circuit boards utilized in electronic subassemblies and related services are also performed by these independent subcontractors. In addition, we rely on third-party "turn-key" manufacturers to manufacture certain sub-systems for our products.

           Reliance on third party manufacturers exposes us to significant risks, including risks resulting from:

               o    potential lack of manufacturing capacity;

               o delays in delivery due to the SARS epidemic or other factors:

               o    limited control over delivery schedules;

               o    quality assurance and control;

               o    manufacturing yields and production costs;

               o voluntary or involuntary termination of their relationship with us;

               o difficulty in, and timeliness of, substituting any of our contract manufacturers, which could take as long as six months or more;

               o    the economic and political conditions in their environment;
                    and

               o    their financial strength.

           If the operations of our contract manufacturers are halted, even temporarily, or if they are unable to operate at full capacity for an extended period of time, we may experience business interruption, increased costs, loss of goodwill and loss of customers.

           In addition, because we outsource the manufacture of several of our products, we are required to place manufacturing orders well in advance of the time when we expect to sell these products. In the event that we order the manufacture of a greater or lesser amount of these products than we will ultimately require, we are generally obligated to purchase the surplus products or to forego or delay the sale or delivery of the products that we did not order in advance. In either case, our business and results of operations may be adversely affected. Any of these risks could result in manufacturing delays or increases in manufacturing costs and expenses. For example, in 2001 we recorded an allowance for irrevocable inventory purchase commitments in our financial statements in an aggregate amount of approximately $8.6 million as a result of over-estimation of our sales. If we experience such delays, we could lose orders for our products and, as a result, lose customers. There may be an adverse affect on our profitability and consequently on our results of operations, if we incur increased costs.

WE MUST BE ABLE TO MANAGE EXPENSES AND INVENTORY RISKS ASSOCIATED WITH MEETING THE DEMAND OF OUR CUSTOMERS.

           To ensure that we are able to meet customer demand for our products, we place orders with our subcontractors and suppliers based on our estimates of future sales. If actual sales differ materially from these estimates, our inventory levels and expenses may be affected and our business and results of operations could suffer. For example, in 2001, the fulfillment of our product and supply orders resulted in our receiving more products and components than we were able to sell and caused an increase in our inventories. This oversupply was caused by customer demand not meeting the sales forecasts that were made when the orders were originally placed. In June and September 2001, we wrote off this inventory and made provisions for purchase commitments in an amount of approximately $53.9 million. In 2002, we wrote off additional inventory in an amount of approximately $250,000.

OUR DEPENDENCE ON LIMITED SOURCES FOR KEY COMPONENTS OF OUR PRODUCTS MAY LEAD TO DISRUPTIONS IN THE DELIVERY AND COST OF OUR PRODUCTS, HARMING OUR BUSINESS AND RESULTS OF OPERATIONS.

           We currently obtain key components for our products from a limited number of suppliers, and in some instances from a single supplier. In addition, some of the components that we purchase from single suppliers are custom-made. Although we believe that we can replace any single supplier and obtain key components of comparable quality and price from alternative suppliers, we cannot assure you that we will not experience disruptions in the delivery and cost of our products. We do not have long-term supply contracts with most of these suppliers. In addition, there is global demand for some electrical components that are used in our systems and that are supplied by relatively few suppliers. This presents the following risks:

               o delays in delivery or shortages of components, especially for custom-made components or components with long delivery lead times, could interrupt and delay manufacturing and result in cancellations of orders for our products;

               o suppliers could increase component prices significantly and with immediate effect on the manufacturing costs for our products;

               o we may not be able to develop alternative sources for product components;

               o suppliers could discontinue the manufacture or supply of components used in our products. This may require us to modify our products, which may cause delays in product shipments, increased manufacturing costs and increased product prices;

               o we may be required to hold more inventory for longer periods of time than we otherwise might in order to avoid problems from shortages or discontinuance; and

               o due to the political situation in the Middle East, we may not be able to import necessary components.

           In the past, we experienced delays and shortages in the supply of components on more than one occasion. We may experience such delays in the future, harming our business and results of operations.

OUR PRODUCTS, PARTICULARLY OUR LICENSED BAND PRODUCTS, HAVE LONG AND UNPREDICTABLE SALES CYCLES. THIS COULD ADVERSELY IMPACT OUR REVENUES, NET INCOME
(LOSS) AND THE MARKET PRICE OF OUR ORDINARY SHARES.

           The sales cycle for our licensed band products encompasses significant technical evaluation and testing by each potential purchaser and a commitment of cash and other resources. The sales cycle can extend for as long as one year from initial contact with a carrier to receipt of a purchase order. This time frame may be extended, among other reasons, by a carrier's need to obtain financing to purchase systems incorporating our products and by the regulatory authorization of competition in local services, delays in the licensing of spectrum for these services and other regulatory hurdles.

           As a result of the length of this sales cycle, revenues from our products may fluctuate from quarter to quarter and fail to correspond with associated expenses, which are largely based on anticipated revenues. In addition, the delays inherent in the sales cycle of our products raise additional risks of customers canceling or changing their product plans. Our revenues will be adversely affected if a significant customer reduces, delays or cancels orders during the sales cycle of the products or chooses not to deploy networks incorporating our products. Any such fluctuation in revenue or cancellation of orders could affect the market price of our ordinary shares.

EXISTING AND POTENTIAL INDUSTRY STANDARDS MAY HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

           We have developed and continue to develop our products with a view to compliance with existing standards and anticipated future standards. We expended, and intend to continue to expend, substantial resources in developing products and product features that are designed to conform to the IEEE 802.11, 802.11a and 802.11b wireless LAN standards of the Institute of Electrical and Electronics Engineers, Inc., as well as to other industry standards, some of which are still in the process of development. These include the IEEE 802.16a Broadband Wireless Access Standard, the International Telecommunications Union -- Telecommunications Standardization, H.323 Voice over IP and the European Telecommunications Standards Institute Broadband Radio Access Network standard (ETSIBRAN). Our future success depends in part on broad acceptance of these standards by the wireless LAN and Wireless Broadband markets. In addition, although we developed our products with a view to compliance with existing standards and anticipated future standards, we may not be able to introduce on a timely basis products that comply with future industry standards.

           Our strategy of seeking to anticipate and comply with industry standards is subject to the following additional risks, among others:

               o the standards ultimately adopted by the industry may vary from those anticipated by us, causing our products (which were designed to meet anticipated standards) to fail to comply with established standards;

               o even if our products do comply with established standards, these standards are not mandatory and consumers may prefer to purchase products that do not comply with them or that comply with new or competing standards; and

               o product standardization may have the effect of lowering barriers to entry in the markets in which we seek to sell our products, by diminishing product differentiation and causing competition to be based upon criteria such as the relative size and marketing skills of competitors. We may have greater disadvantages in competing on the basis of these criteria than on the basis of product differentiation.

           These risks, among others, may harm our sales and, consequently, our results of operations.

GOVERNMENT REGULATION MAY INCREASE OUR COSTS OF DOING BUSINESS, LIMIT OUR POTENTIAL MARKETS OR REQUIRE CHANGES TO OUR PRODUCTS THAT MAY BE DIFFICULT AND COSTLY.

           Our business is premised on the availability of certain radio frequencies for two-way broadband communications. Radio frequencies are subject to extensive regulation under the laws of each country and international treaties. Each country has different regulation and regulatory processes for wireless communications equipment and uses of radio frequencies. In the United States, our products are subject to the Federal Communications Commission, or FCC, rules and regulations. In other countries, our products are subject to national or regional radio authority rules and regulations. Current FCC regulations permit license-free operation in FCC-certified bands in the radio spectrum in the United States. In other countries the situation varies as to the spectrum, if any, that may be used without a license and as to the permitted purposes of such use. Some of our products operate in license-free bands, while others operate in licensed bands. The regulatory environment in which we operate is subject to significant change, the results and timing of which are uncertain.

           In many countries the unavailability of radio frequencies for two-way broadband communications has inhibited the growth of these networks. The process of establishing new regulations for Wireless Broadband frequencies and allocating these frequencies to operators is complex and lengthy. The regulation of frequency licensing began during 1999 in many countries in Europe and Latin America and continues in many countries in these and other regions. However, this frequency licensing regulation process may suffer from delays that may postpone the commercial deployment of products that operate in licensed bands in any country that experiences this delay. Our current customers that commercially deploy our licensed band products have already been granted appropriate frequency licenses for their network operation. In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions. In addition to regulation of available frequencies, our products must conform to a variety of national and international regulations that require compliance with administrative and technical requirements as a condition to the operation of marketing or devices that emit radio frequency energy. These requirements were established, among other things, to avoid interference among users of radio frequencies and permit interconnection of equipment.

           The regulatory environment in which we sell our products subjects us to several risks, including the following:

               o Our customers may not be able to obtain sufficient frequencies for their planned uses of our Wireless Broadband products. For example, the licensing process in China is taking longer than expected and has caused a delay in our ability to market our products in the Chinese market.

               o Failure by the regulatory authorities to allocate suitable and sufficient radio frequencies in a timely manner could deter potential customers from ordering our Wireless Broadband products. Also, licenses to use certain frequencies and other regulations may include terms which affect the desirability of using our products and the ability of our customers to grow.

               o FCC rules and similar rules in other countries require operators of radio frequency devices, such as our products, to cease operation of a device if its operation causes interference to authorized users of the spectrum, and to accept interference caused by other users, if our products operate in the license-free bands.

               o If the use of our products interferes with authorized users, or if users of our products experience interference from other users, market acceptance of our products could be adversely affected.

               o Regulatory changes, including changes in the allocation of available frequency spectrum, may significantly impact our operations by rendering our current products obsolete, or non-compliant, or restricting the applications and markets served by our products.

               o Regulatory changes and restrictions imposed due to environmental concerns. For example, restrictions imposed on the location of outdoor antennas.

               o We may not be able to comply with all applicable regulations in each of the countries where our products are sold and we may need to modify our products to meet local regulations.

           In addition, we are subject to export control laws and regulations with respect to all of our products and technology. We are subject to the risk that more stringent export control requirements could be imposed in the future on product classes that include products exported by us.

OUR PROPRIETARY TECHNOLOGY IS DIFFICULT TO PROTECT AND UNAUTHORIZED USE OF IT BY THIRD PARTIES MAY IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

           Our success and ability to compete will depend, to a large extent, on maintaining our proprietary rights and the rights that we currently license or will license in the future from third parties. We rely primarily on a combination of trademark, trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. We have obtained one patent and have several patent applications pending that are associated with our products. We also have several trademark registrations associated with our name and some of our products.

           These measures may not be adequate to protect our technology from third-party infringement. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Third party patent applications filed earlier may block our patent applications or receive broader claim coverage. In addition, any patents issued to us, if issued at all, may not provide us with significant commercial protection. Third parties may also invalidate, circumvent, challenge or design around our patents or trade secrets, and our proprietary technology may otherwise become known or similar technology may be independently developed by competitors. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws. Failure to successfully protect our intellectual property from infringement may damage our ability to compete effectively and harm our results of operations.

WE COULD BECOME SUBJECT TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

           Third parties have in the past asserted against us, and may in the future assert against us, infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. In addition, based on the size and sophistication of our competitors and the history of rapid technological change in our industry, we anticipate that several competitors may have intellectual property rights that could relate to our products. Therefore, we may need to litigate to defend against claims of infringement or to determine the validity or scope of the proprietary rights of others. Similarly, we may need to litigate to enforce or uphold the validity of our patent, trademarks and other intellectual property rights. Other actions may involve ownership disputes over our intellectual property or the misappropriation of our trade secrets or proprietary technology. As a result of these actions, we may have to seek licenses to a third party's intellectual property rights. These licenses may not be available to us on reasonable terms or at all. In addition, if we decide to litigate these claims, the litigation could be expensive and time consuming and could result in court orders preventing us from selling our then-current products or from operating our business. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and harm our business, financial condition and results of operations.

IF WE ARE UNABLE TO MAINTAIN LICENSES TO USE CERTAIN TECHNOLOGIES, WE MAY NOT BE ABLE TO DEVELOP AND SELL OUR PRODUCTS.

           We license certain technologies from others for use in connection with some of our technologies. The loss of these licenses could impair our ability to develop and market our products. If we are unable to obtain or maintain the licenses that we need, we may be unable to develop and market our products or processes, or we may need to obtain substitute technologies of lower quality or performance characteristics or at greater cost. We cannot assure you that we can maintain these licenses or obtain additional licenses, if we need them in the future, on commercially reasonable terms or at all.

OPERATING IN INTERNATIONAL MARKETS EXPOSES US TO RISKS WHICH COULD CAUSE OUR SALES TO DECLINE AND OUR OPERATIONS TO SUFFER.

           While we are headquartered in Israel, over 99% of our sales in 2000, 2001 and 2002 were generated elsewhere around the world. Our products are marketed internationally and we are therefore subject to certain risks associated with international sales, including:

               o regulation of incumbent and new carriers in each country and conditions imposed on radio frequency licenses of carriers in each country, which our products may not comply with;

               o the standardization of, and certification requirements for, national telecommunications equipment and changes in regulatory requirements, which our products may not comply with;

               o trade restrictions, tariffs and export license requirements, which may restrict our ability to export our products or make them less price-competitive;

               o    currency fluctuations;

               o    greater difficulty in safeguarding intellectual property;
                    and

               o difficulties in managing overseas subsidiaries and international operations.

               o We may encounter significant difficulties with the sale of our products in international markets as a result of one or more of these factors.

THERE MAY BE HEALTH AND SAFETY RISKS RELATING TO WIRELESS PRODUCTS.

           In recent years, there has been publicity regarding the potentially negative direct and indirect health and safety effects of electromagnetic emissions from cellular telephones and other wireless equipment sources including allegations that these emissions may cause cancer. Our wireless communications products emit electromagnetic radiation. Health and safety issues related to our products may arise that could lead to litigation or other action against us or to additional regulation of our products. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may reduce our profitability and adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market these products and, in turn, could harm our business and results of operations.

WE MAY NOT SATISFY THE NASDAQ NATIONAL MARKET'S CONTINUED LISTING REQUIREMENTS. IF WE CANNOT SATISFY THESE REQUIREMENTS, THE NASDAQ NATIONAL MARKET COULD DELIST OUR ORDINARY SHARES. THIS MAY ALSO CAUSE THE DELISTING OF OUR ORDINARY SHARES FROM THE TEL AVIV STOCK EXCHANGE. NO OTHER ACTIVE PUBLIC MARKET FOR OUR ORDINARY SHARES MAY DEVELOP, WHICH WOULD LIKELY MAKE OUR ORDINARY SHARES AN ILLIQUID INVESTMENT AND DECREASE THEIR VALUE.

           Our ordinary shares are quoted on the Nasdaq National Market. To continue to be listed, among other things, our ordinary shares must have a minimum bid price of at least $1.00 per share. Although the market price of our ordinary shares has never been as low as $1.00 per share, from time to time, our ordinary shares have had a minimum closing bid price of approximately $1.55 per share. We cannot assure you that we will continue to satisfy the minimum bid or other continued listing requirements in the future. If we are unable to continue to satisfy the minimum bid or other continued listing requirements, our ordinary shares may be delisted from the Nasdaq National Market and trading in our ordinary shares may be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, the "OTC Bulletin Board Service" or, if available, another market. Delisting from the Nasdaq National Market may also result in us being delisted from the Tel Aviv Stock Exchange. As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares and the prices of our ordinary shares may be lower than those that might otherwise be available through the Nasdaq National Market or the Tel Aviv Stock Exchange.

WE MAY BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

           As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based upon our market capitalization during each year prior to 2002, we do not believe that we were a PFIC for any such year and, based upon our valuation of our assets as of the end of each quarter of 2002 and an independent valuation of our assets as of the end of each quarter of 2001, we do not believe that we were a PFIC for 2002 or 2001 despite the relatively low market price of our ordinary shares during much of those years. We cannot assure you, however, that the Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. If we were classified as a PFIC, U.S. taxpayers that own our ordinary shares at any time during a taxable year for which we were a PFIC would be subject to additional taxes upon certain distributions by us or upon gains recognized after a sale or disposition of our ordinary shares unless they appropriately elect to treat us as a "qualified electing fund" under the U.S. Internal Revenue Code. This could also adversely affect the market price of our ordinary shares.

                    RISKS RELATING TO OUR LOCATION IN ISRAEL

CONDUCTING BUSINESS IN ISRAEL ENTAILS SPECIAL RISKS.

           We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. The future of the "peace process" is uncertain and has deteriorated due to ongoing violence between Israel and the Palestinians. Due to the volatile security situation in Israel, our insurance carrier no longer insures our facilities and assets for damage or loss resulting from terrorist incidents. Additionally, several countries still restrict business with Israel and with Israeli companies. We could be adversely affected by the continuation or deterioration of Israel's conflict with the Palestinians, by negative developments in the "peace process" or from restrictive laws or policies directed towards Israel or Israeli businesses.

WE COULD BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE DOLLAR.

           Substantially all our revenues are generated in U.S. dollars. A portion of our expenses, primarily labor expenses, is incurred in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected.

WE CURRENTLY BENEFIT FROM GOVERNMENT PROGRAMS AND TAX BENEFITS THAT MAY BE DISCONTINUED OR REDUCED.

           We currently receive grants and tax benefits under Government of Israel programs. Pursuant to our current arrangement with the OCS, the OCS will finance up to 20% of our research and development expenses by reimbursing us for

50% of the approved expenses related to our generic research and development projects. In addition, we obtain other grants from the OCS to fund certain other research and development projects. These programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs, pay increased taxes or pay additional amounts with respect to the grants received under these programs. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future. If the Government of Israel discontinues or modifies these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

           We currently contemplate that a portion of our products will be manufactured outside of Israel. This could materially reduce the tax benefits to which we would otherwise be entitled. In addition, because the Israeli tax authorities customarily review and reassess existing tax benefits granted to merging companies and because we have yet to finalize the status of our tax benefits with the Israeli tax authorities following our merger with Floware and our acquisition of most of the assets and assumption of related liabilities of InnoWave, we cannot assure you that the Israeli tax authorities will not modify adversely to us the tax benefits that we could have enjoyed prior to these events.

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT A MERGER OR AN ACQUISITION OF US, WHICH COULD PREVENT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE MARKET PRICE OF OUR ORDINARY SHARES.

           Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of us. The Israeli Companies Law, 5759-1999, referred to as the Companies Law, generally requires that a merger be approved by the board of directors and by a shareholder vote at a shareholders' meeting that has been called on at least 21 days' advance notice. Any creditor of a merger party may seek a court order to delay or enjoin the merger, if there is a reasonable concern that the surviving corporation will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 70 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies. Other potential means of acquiring a public Israeli company such as us might involve significant obstacles, including a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the new Companies Law. Until this happens, uncertainties will exist regarding its interpretation. These uncertainties could have the effect of inhibiting attempts to acquire us and other transactions and decisions by or involving us.

IT MAY BE DIFFICULT TO EFFECT SERVICE OF PROCESS AND ENFORCE JUDGMENTS AGAINST DIRECTORS, OFFICERS AND EXPERTS IN ISRAEL.

           We are incorporated in Israel. Our executive officers and directors and some of the experts named in this annual report are expected to be nonresidents of the United States, and a substantial portion of our assets and the assets of these persons may be located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

ITEM 4.    INFORMATION ON THE COMPANY

A.         HISTORY AND DEVELOPMENT OF THE COMPANY

           We were incorporated in September 1992 under the laws of the State of Israel. Since our inception, we have devoted substantially all of our resources to the design, development, manufacturing and marketing of wireless products. On August 1, 2001, Floware merged with and into us. As a result of the merger we continued as the surviving company and Floware's separate existence ceased. Upon the closing of the merger we changed our name from BreezeCOM Ltd. to Alvarion Ltd. Our principal executive offices are located at 21A HaBarzel Street, Tel Aviv 69710, Israel and our telephone number is 972-3-645-6262. In 1995 we established a wholly-owned subsidiary in the United States, Alvarion, Inc., a Delaware corporation. Alvarion, Inc. is located at 5858 Edison Place, Carlsbad, CA, 92008 and its telephone number is (760) 517-3100.

           On April 1, 2003, we completed an acquisition of most of the assets and the assumption of related liabilities of InnoWave. InnoWave was a provider of fixed wireless wideband voice and data point-to-multipoint solutions. InnoWave offered an enhanced MultiGain Wireless product, or eMGW, that is a wireless digital subscriber line alternative access solution operating in the 1.5GHz to 5.7GHz frequency bands. InnoWave also offered a modular MultiGain Wireless system that uses frequency hopping CDMA technology to provide scalable toll quality voice, high-speed voice band data, and ISDN-BRI services in the 800MHz to 3.8GHz frequency bands. Its products were utilized by over 700,000 subscribers, and have been deployed by over 60 operators around the world, including many incumbent telecom operators, or ILECs, in developing regions.

           In connection with the acquisition, we agreed to pay $9.1 million in cash and other purchase related expenses, and granted a warrant to purchase 200,000 of our ordinary shares over a period of five years at an exercise price of $3.00 per share, having a fair value of approximately $78,000 at February 19, 2003, the announcement date of the transaction. In addition, we expect to record charges of approximately $3 million related to acquisition and integration costs. In connection with the acquisition, we hired approximately 150 former employees of InnoWave.

           We expect this acquisition to:

               o expand our product offerings with a range of wideband voice and data solutions;

               o    enhance our ILEC customer base;

               o    increase our wireless subscribers installed base; and

               o position us in the growing wideband voice and data segment within the Wireless Broadband market.

B.         BUSINESS OVERVIEW

GENERAL

           We are a leading provider of wireless broadband and wideband connectivity infrastructure. Our solutions are used by telecom carriers, service providers and private network operators worldwide. Our products provide a wireless telecom alternative to wired access solutions. They are used to provide broadband data and voice services, for subscribers in the "last mile" of connectivity, for feeding cellular networks and for private networks. With our comprehensive product offerings, we provide a broad range of integrated wireless solutions, by market segment and frequency band, designed to address the various business models of carriers and service providers. We offer products that enable network operators to deploy outdoor, fixed and mobile wireless connectivity to a LAN.

           We provide solutions for most Wireless Broadband point-to-multipoint bands and address a wide scope of end-user profiles, from the residential and small office, home office, or SOHO, markets, through small and medium enterprises, or SMEs, and multi-tenant units/multi-dwelling units, or MTU/MDUs.

           Our products operate in licensed and license-free bands, ranging from
2.4 GHz to 26 GHz and comply with industry standards. Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, networking protocols and very large systems integration, or VLSI.

OUR TARGET CUSTOMERS

           We market and sell our products to three primary types of customers: telecom carriers; service providers and regional carriers; and private network operators.

           TELECOM CARRIERS

           Deregulation in the global telecommunications industry has increased the number of carriers providing data and voice access to the global telecommunications network. These include cellular operators, incumbent local exchange carriers and competitive local exchange carriers seeking to compete effectively in various market segments. Broadband Wireless Access, or BWA, has emerged as an attractive last-mile alternative to wired access solutions.

           Wireless Broadband systems are especially attractive to cellular operators who are able to leverage their infrastructure, radio base-station sites and customer base, together with their marketing and customer support investments, to offer broadband competitive Internet access services to their customer base. Unlike the limited reach of landline infrastructure, Wireless Broadband systems offer carriers the ability to reach otherwise inaccessible customers, while providing increased bandwidth flexibility and service differentiation.

           Wireless Broadband technology offers opportunity and growth potential to carriers targeting emerging market sectors, such as SOHO, SME, MTU/MDU and many of the residential market segments, because of its bandwidth, low capital and operating costs and sophisticated data and voice services.

           The modular architecture of our Wireless Broadband products enables carriers to deploy our products gradually with customer demand, limiting the initial capital expenditure in equipment and enabling rapid roll out.

           With high network capacity and coverage, classes of service options, carrier-class equipment and network management software, our Wireless Broadband products provide attractive solutions for carriers seeking to compete in a deregulated market environment.

           SERVICE PROVIDERS AND REGIONAL CARRIERS

           In today's competitive telecommunications markets, Internet service providers and regional carriers seek to offer their customers comprehensive solution packages. As emerging market segments, such as SOHOs and SMEs, expand their service requirements, the demand upon service providers and regional carriers to deliver enhanced data and voice services with fast and reliable connectivity increases.

           Leveraging the potential of these emerging markets requires the delivery of dependable "last mile" broadband connectivity, which, in turn, requires deployment of the necessary infrastructure. Many SME, SOHO and residential customers are located on the periphery of urban centers, beyond the reach of fiber-optic systems, cable modems or other landline connections. Even when these connections are available, bottlenecks between the operator's final point-of-presence and the customer often lead to inconsistent service and unpredictable network performance.

           The reduced installation costs, rapid roll out potential and modular architecture of our Wireless Broadband solutions, coupled with their high network capacity and coverage and enhanced service options, present an attractive alternative to service providers and regional carriers seeking to supply their customers with reliable comprehensive data and voice solutions.

           PRIVATE NETWORK OPERATORS

           Enterprises expanding across multiple sites, whether on a campus or in a metropolitan area, face the challenge of maintaining and upgrading their networks to ensure reliable and effective enterprise-wide communication. Issues such as building-to-building connectivity and integration of indoor and outdoor solutions are material in determining network deployment across the entire enterprise. In response, communities and organizations, including homeland security agencies, such as police and fire departments, emergency medical service bureaus and military and government installations, have begun to utilize wireless technologies to open their wired computer network infrastructure to mobile users and to provide an alternative to wired building-to-building connectivity.

CUSTOMERS OF OUR PRODUCTS

           Our strategy is to provide a generic, integrated system solution, enabling our products to be used by a diverse group of end-users in a wide variety of applications. Approximately 600,000 of our product units are deployed worldwide. Our products are used primarily by cellular carriers and other telecom carriers, by service providers, by regional carriers and by private network operators and managers. Our customers include, among others, Alestra Millicom International Cellular S.A., MultiTel S.A., Novis Telecom SA, SpeedNet Corporation, Telefonica de Argentina, AMA Wireless, Iberbanda SA, EDN Sovintel, Mobifon Titan Broadband, Telecel Paraguay SA, Entel PCS Telecommunications SA, Meridian Telecoms Inc., Vivendi Telecom Hungary, China Mobile, Neo Sky 2003 S.A and Equant Russia Limited. Our major OEM partners are Siemens, Alcatel, Nera and Datang Telephone Corp.

OUR SOLUTIONS

           Our product offerings provide three different types of wireless broadband applications: access, backhauling and feeding, and private network connectivity.

           ACCESS

           We offer applications in which access to the end user is provided by Wireless Broadband systems. These access applications can be utilized by telecom operators, service providers and regional carriers and private network operators. The applications are either broadband data, voice or telecommunication multiservices.

           Our BreezeACCESS and WALKair BWA products, which offer data rates ranging from 3 to 54 Mbps, provide carriers with comprehensive BWA solutions for high-speed access to voice and data in the licensed and license-free bands, heightened bandwidth flexibility and service differentiation. Our solutions provide these operators with services that are comparable to leased line and fiber connectivity. Our BreezeACCESS BWA products offer service providers and regional operators comprehensive, scalable and rapidly deployable solutions to their "last mile" connectivity needs in the unlicensed band, independent of landline infrastructure. This enables service providers and regional operators to provide their business customers with high speed Internet connectivity and complementary service options, including voice over Internet protocol, or VoIP, virtual private networks, or VPN, and quality of service, or QoS. These products also allow private network operators and managers to deliver reliable, secure and mobile access across multiple sites and across city and county sized areas.

           BACKHAULING AND FEEDING

           We offer applications in which wireless equipment is used as backhauling for Wireless Broadband networks and cellular networks.

           Mobile telephone base stations are often backhauled using leased lines or point-to-point wireless links. WALKair's point-to-multipoint systems are a cost-effective alternative which can reduce capital and operating expenses and increase the bandwidth available for voice and data systems. Its modular architecture requires a small initial investment and features simple, fast and non-service interrupting upgrades upon capacity growth or site addition. WALKair is designed to meet the requirements of cellular base station backhaul applications, as it exhibits reliability, allows for link redundancy and diversity and provides the interfaces required by cellular telephony networks.

           Our BreezeAccess LB, BreezeNET DS.11 and BreezeNET DS.5800 allow cost-effective IP-based bridging and backhauling in the unlicensed bands, offering carriers, wireless Internet service providers, and enterprises the ability to increase the bandwidth of their point-to-point networks and extend wireless links throughout their operating environments. Operators, service providers, and enterprise customers can increase their network capacity while reducing capital and operational expenditures for their backhaul, access, and LAN extension applications that previously required them to acquire frequency, deploy high cost radio links, and/or lease expensive wire-line services due to poor line of sight conditions.

           PRIVATE NETWORK CONNECTIVITY

           We offer specialized applications utilizing Wireless Broadband technologies for private network connectivity applications.

           Our solutions meet the building-to-building and outdoor connectivity needs of enterprises, communities, local authorities, public security and similar specialized network operators, including unique applications like broadband mobility, municipal connectivity, transport, public safety and security.

OUR PRODUCTS

           We manufacture and sell the following products:

           INTERNET PROTOCOL-BASED ACCESS PRODUCTS:

               o BreezeACCESS access products (BreezeACCESS II, V, XL, VL, OFDM and MMDS).

           MULTISERVICE ACCESS PRODUCTS:

               o    WALKair products (WALKair 1000 and 3000);

               o    Alvarix; and

               o    AlvariBASE.

           BACKHAULING, FEEDING AND PRIVATE NETWORK CONNECTIVITY PRODUCTS:

               o    BreezeNET products (BreezeNET DS.11, PRO.11 and DS.5800);

               o BreezeACCESS connectivity products (BreezeACCESS LB, GO, TM and SU-M); and

               o    BreezeSECURE.

           NETWORK MANAGEMENT PRODUCTS:

               o BreezeMANAGE, WALKnet, BreezeVIEW and AlvariSTAR network management products.

            INTERNET PROTOCOL-BASED ACCESS PRODUCTS

           BreezeACCESS IP-based Access Products

           BreezeACCESS enables high-speed, data and voice, point-to-multipoint BWA applications. BreezeACCESS access products operate in several frequency bands to meet the needs of service providers and telecom operators worldwide.

           BreezeACCESS IP-based products include BreezeACCESS II, BreezeACCESS V, BreezeACCESS XL, BreezeACCESS VL, BreezeACCESS OFDM and BreezeACCESS MMDS.

           BreezeACCESS II products operate in the unlicensed, 2.4 GHz ISM band, and provide data rates of up to 3 Mbps.

           BreezeACCESS V products operate in the unlicensed, 5 GHz ISM band, and provide data rates of up to 3 Mbps.

           BreezeACCESS MMDS products operate in the 2.5-2.7 GHz MMDS licensed bands, which are licensed in North and South America and other countries worldwide, and provide data rates of up to 3 Mbps.

           BreezeACCESS XL products are offered in multiple radio variants in the 3.5 GHz licensed bands to accommodate spectrum licenses around the world, and provide data rates of up to 3 Mbps.

           BreezeACCESS OFDM, or orthogonal frequency division multiplexing-based, products, support higher speed wireless broadband access products currently in the licensed 3.5 frequency band, and provide data rates of up to 12 Mbps.

           BreezeACCESS VL, OFDM-based products, released in January 2003, operate in the unlicensed, 5.725-5.850 GHz ISM band, and provide data rates of up to 54 Mbps.

           The BreezeACCESS IP-based product family consists of base stations, including access units and controllers, and subscriber units, which operate optimally when connected to computers or computer networks utilizing the Internet Protocol. The subscriber units include subscriber units for data applications and subscriber units for data and telephony applications. BreezeACCESS is modular in design, allowing for a low initial investment, and is scalable for future growth.

           BreezeACCESS IP-based products allow service providers to offer their subscribers a wireless connection to the Internet and to public telephone networks simultaneously utilizing Internet Protocol technology. BreezeACCESS uses wireless packet data switching technology in which the transmitted data is split into small sets of data packets. Wireless packet data switching enables efficient use of system resources since users utilize the network only when data is transmitted or received. BreezeACCESS provides an always-on, leased-line equivalent connection to the network. In addition to fast Internet access and IP telephony services, BreezeACCESS systems support a complement of value-added classes of services including VPN, Virtual LAN, or VLAN, and QoS, based on per user allocation of committed data rate and maximum data rate.

           OFDM technology, on which BreezeACCESS OFDM and the recently introduced BreezeACCESS VL are based, enable higher data rates, up to 12 Mbps in the case of BreezeACCESS OFDM and up to 54 Mbps in the case of BreezeACCESS VL, by utilizing the available radio spectrum in a more efficient manner than current technologies. In addition, OFDM technology enables non-line-of-sight, or NLOS, operation with robust resistance to interference. OFDM based products enable carriers to use the technology in applications where a high data rate is required, including serving medium to large enterprises and high-speed backbone applications. The BreezeACCESS VL OFDM-based system, which utilizes our proprietary air protocol and broad set of features along with a high power radio, uses our "open platform" architecture and may be used with other BreezeACCESS band versions (BreezeACCESS II, XL, V or OFDM), giving operators the flexibility to use one band for service provisioning to residential, SOHO and SME customers, while reserving high bandwidth for large enterprises and MTUs. It is intended to become our service provider solution in all the 5 GHz bands (5.15-5.35, 5.47-5.7, 5.7-5.8).

           MULTISERVICE ACCESS PRODUCTS

                     WALKair Products

           The WALKair system is a Wireless Broadband system that enables carriers to provide high-speed Internet access, other data services and voice services primarily to SMEs. WALKair's high spectral efficiency, dynamic bandwidth allocation, effective frequency reuse plan and high coverage capacity enable carriers to connect last-mile business subscribers to their network in an efficient and cost-effective manner.

           Our WALKair products consist of WALKair 1000 that operates in the 3.5, 10.5 and 26 GHz licensed bands, and WALKair 3000 that operates in the 26 GHz band.

           The WALKair product family is comprised of the indoor and outdoor unit of a terminal station, installed at a subscriber's premises, and the indoor and outdoor unit of a base station, installed at the center of a cell. In addition, WALKair products include system management software. WALKair is modular in design, allowing for a low initial investment, and is scalable for future growth. The WALKair system supports a variety of customer interfaces and services such as EI, Ethernet, V35/ X21, Frame Relay and leased line BR, providing integrated high-speed data and voice services.

           WALKair products are based on time division multiplexing, or TDM, technology. WALKair systems support a complement of value-added classes of services including VPN, Virtual LAN, or VLAN, and QoS, based on per-user allocation of committed data rate and maximum data rate.

           WALKair 3000 accommodates carriers' requirements for broader bandwidth, primarily driven by the growing use of data-intensive Internet applications. It also enables carriers to efficiently connect multiple subscribers in multi-tenant buildings by a single terminal station. WALKair 3000 supports significantly broader bandwidth for each customer and increased capacity for each cell, increasing the peak speed of transmission of each terminal station to up to 36 Mbps. WALKair 3000 integrates smoothly with WALKair 1000. This enables carriers to deploy both systems on the same base station, serving a variety of subscribers with different needs for communication services, within the same cell.

                     Alvarix

           Our Alvarix system, released in July 2002, is a flexible and cost-effective access solution for carriers in the 26GHz band. Integrating our WALKair 1000 and WALKair 3000 technologies in the same base station, Alvarix allows operators to benefit from low deployment costs without limiting the ability to upgrade each customer when appropriate. For a low-cost entry solution, operators can deploy WALKair 1000 along with differentiated data service. When higher speed and capacity is required, WALKair 3000 can be deployed on the same base station to deliver high-end data services with premium QoS capabilities. This pay-as-you-grow approach allows operators to improve their infrastructure price-performance. Alvarix may be used for a wide range of SME and MDU/MTU applications, and allows for converged Wireless Broadband and cellular backhauling.

                     AlvariBASE

           In order to broaden the range of our BWA systems and to provide an integrated solution for various BWA market segments, we introduced in February 2002 AlvariBASE, an integrated WALKair/BreezeACCESS base station. The integrated base station, which operates in the 3.5 GHz licensed band, enables operators to create a BWA solution that provides both BreezeACCESS and WALKair services in a coverage area, using a unified infrastructure. AlvariBASE allows BreezeACCESS and WALKair customer premises equipment to connect wirelessly to the same base station, using the same antennas and outdoor radio units in the base. This enables operators to address a wide variety of end users from a single deployment and to provide a broad range of services.

           BACKHAULING, FEEDING AND PRIVATE NETWORK CONNECTIVITY PRODUCTS

                     BreezeNET Products

           Our BreezeNET products are designed to provide high reliability building-to-building bridging solutions and support of mobile connectivity, as well as individuals or small groups of users with wireless access to a LAN. BreezeNET products consist of three product families: BreezeNET DS.11, BreezeNET PRO.11 and BreezeNET DS.5800.

           BreezeNET DS.11 products utilize direct sequence spread spectrum, or DSSS, radio technology and are compliant with the IEEE 802.11b Wireless LAN standard. DSSS products provide data rates of up to 11 Mbps and are most suitable for low user density applications where high data rates are of prime importance. BreezeNET DS.11 outdoor bridging products, operating in the unlicensed 2.4 GHz band, feature an indoor/outdoor architecture with an indoor interface unit and an outdoor radio unit. The indoor/outdoor architecture enables lower cost installations while supporting reliable building-to-building high data rate bridging over long distances. BreezeNET PRO.11 products utilize frequency hopping spread spectrum, or FHSS, radio technology and are compliant with the IEEE 802.11 Wireless LAN standard. FHSS products provide data rates of up to 3 Mbps and allow point-to-multipoint installations with a large number of wireless users. BreezeNET PRO.11 products, operating in the unlicensed 2.4 GHz band, include indoor solutions and outdoor wireless connectivity solutions most suitable for building-to-building bridging and applications characterized by high user density, and high-speed mobility in harsh radio environments.

           BreezeNET DS.5800 products, released in June 2002, utilize DSSS radio technology leverage on the IEEE 802.11 standard. BreezeNET DS.5800, consisting of an indoor interface unit and an outdoor radio unit, provides point-to-point wireless bridging and backhauling at data rates of up to 11 Mbps and is designed specifically for challenging environments and adverse weather conditions. BreezeNET DS.5800, providing an indoor/outdoor architecture and operating in the unlicensed 5.8 GHz band, is suited for high-speed building-to-building connectivity, enabling wireless Internet backhauls, campus interconnectivity and community-wide networking without exposure to interference from more common 2.4 GHz systems.

                     BreezeACCESS Connectivity Products

           We have extended our BreezeACCESS product family to provide wireless connectivity solutions. We have added additional products for backhauling and feeding with our BreezeACCESS LB product line, products for traffic management with our BreezeACCESS TM product line, products for private networks, or PWLAN, with our BreezeACCESS GO product line, and products for homeland security applications with our BreezeACCESS SU-M product line.

           BreezeACCESS LB products, released in January 2003, function as point-to-point wireless bridges, using a standard Ethernet interface. BreezeACCESS LB, operating in the unlicensed 5.8 GHz band, provides data rates of up to 72 Mbps and enables connectivity in near and non-line-of-sight conditions. Its advanced capacity and link availability reduces costs and avoids the need for more expensive backhaul systems such as leased lines or pure line-of-sight wireless systems. BreezeACCESS LB products are comprised of an indoor interface unit and an outdoor radio unit. BreezeACCESS LB's OFDM-based technology also reduces interference and multi-path conflicts.

           BreezeACCESS GO, released in January 2003, was designed as a cost-effective solution for operators of wireless LANs in large, medium and small public access "hot spots," such as airports, convention centers, hotels and cafes. BreezeACCESS GO consists of a public access controller, which is an integrated, small access point and gateway, and a provisioning and operations support system, the software responsible for the back-office management of the network infrastructure. The public access controller is a plug-and-play system that works seamlessly with any TCP/IP based client. It provides continuous information to the back-office support system about users and network traffic and enables user authentication for Internet access, industry standard security support, and voice over IP support. The back-office support system, which manages all public access controllers within the network, provides the configuration, authentication, authorization and accounting, billing, credit card processing, roaming settlement and network monitoring of the wireless LAN.

           BreezeACCESS TM, a traffic management solution released in December 2002, is a stand-alone network appliance designed to facilitate subscription control, measure customer usage of resources and provide adequate bandwidth support in wireless networks. BreezeACCESS TM products allow service providers to monitor their BWA networks by identifying bottlenecks or excessive bandwidth usage, enabling the implementation of timely corrective action. BreezeACCESS TM, typically located at the network base station, enables the monitoring and management of bi-directional wireless network traffic for every subscriber and application, through a web browser interface. It also features an accounting services module, which aids the measurement of customer resource usage for accurate billing. An additional software package enables the integration of per-usage accounting and external customer care and billing systems.

           BreezeACCESS SU-M, released in August 2002, is a mobile radio unit designed for homeland security applications. It allows public safety agents, such as police officers, fire fighters, emergency medical technicians and military personnel, quick wireless access to remote servers from their location in the field. BreezeACCESS SU-M enables the user in the field to extract information, contact headquarters or other field officers, as well as send large data files, including pictures and other pertinent information, with the same speed and data integrity that exists in a wired infrastructure. BreezeACCESS SU-M can also be deployed in combination with existing mobile data systems currently used by many public safety organizations, providing a significant increase in data capacity and throughput.

                     BreezeSECURE

           BreezeSECURE, introduced in November 2002 provides a high level of security to wireless communication by enabling the creation of a Virtual Private Network, or VPN, between any pair of sites. It can protect systems using our wireless access and connectivity solutions, including BreezeNET DS.11, BreezeNET PRO.11 and BreezeACCESS. BreezeSECURE delivers data privacy using the Data Encryption Standard, or DES, or Triple DES, or 3DES, encryption, key management with Internet Key Exchange, or IKE, protocol and MD5 or SHA data authentication. It provides multiple firewall features, including Demilitarized Zone, or DMZ, and extensive filtering capabilities. Featuring an SNMP agent, a web-based user interface and TFTP client, BreezeSECURE is easy to setup, monitor and maintain from either the LAN or over the wireless network.

           NETWORK MANAGEMENT PRODUCTS

           We provide advanced management applications for our BWA solutions. Our network management applications are equipped with graphics-based user interfaces and provide a set of tools for configuring, monitoring and effectively managing our BWA networks. Our network management products are:

               o BreezeMANAGE, which configures, monitors and manages our BreezeACCESS products;

               o WALKnet, which configures, monitors and manages our WALKair products;

               o BreezeVIEW, which configures, monitors and manages our BreezeNET products;

               o AlvariSTAR, which configures, monitors and manages our BreezeACCESS and WALKair products.

           BreezeMANAGE, WALKnet, BreezeVIEW and AlvariSTAR are multi-platform simple network management protocol, or SNMP, applications. Using standard and private SNMP agents incorporated in the products, these applications, operating under the popular HP Open View network management platform, enable configuring, managing faults and monitoring performance of all system components from a central management station.

           In April 2003, following the completion of our acquisition of most of the assets and assumption of related liabilities of InnoWave, wideband products were added to our product line.

           ACCESSORIES OFFERED BY US

           In order to support our products and provide comprehensive solutions to our customers, we provide a family of accessories designed to extend the range of our BreezeACCESS, WALKair and BreezeNET solutions. These accessories include antennas, cables, surge arrestors, amplifiers and other components. We also offer various configuration and monitoring tools in addition to the BreezeMANAGE, WALKnet and BreezeVIEW network management applications for our BreezeACCESS, WALKair and BreezeACCESS products.

TECHNOLOGIES UNDERLYING OUR PRODUCTS

           We use internally developed core technologies and continue to invest heavily in augmenting our expertise in networking, radio and digital signal processing, or DSP, modem technologies. We also participate as active members in international standards committees.

           NETWORKING TECHNOLOGY

           A key to the commercial success of our products lies in their compatibility with existing and emerging network protocols and applications. We have developed a protocol that permits an increased data rate while maintaining full compatibility with the IEEE 802.11 standard. The load balancing capability developed and implemented in BreezeNET PRO.11 products allows for a maximum aggregate throughput of approximately 25 Mbps, subject to conditions. Seamless and reliable operation at roaming speeds of up to 60 m.p.h. has enabled us to support vehicular applications with high mobility requirements.

           To support our BreezeACCESS products, we have developed or otherwise acquired, and continue to invest in, networking expertise in the areas of VoIP, based on industry standards such as H.323 and media gateway control protocol, or MGCP, and other Internet standards and protocols. We have also developed, and are continuing to develop, know-how to satisfy market requirements with respect to quality of service, classes of services, committed information rate, maximum information rate, Virtual LAN management and interfacing with billing systems for data and voice. We are developing medium access technology based on the 802.16a standard for further improved support of these needs.

           To support our WALKair products, we have developed time division multiple access, or TDMA, based air protocol whereby all terminal stations are synchronized with the base station. Each terminal station transmits a burst according to the base station upon demand.

           RADIO TECHNOLOGY

           We have in-house radio development capabilities to address the diversified frequency bands and modulation methods of our products. The frequency bands include, among others, 900 MHz, 2.4 GHz, 2.5-2.7 GHz, or MMDS, 3.4-3.6 GHz, 5.7 GHz, 10.5 GHz and 26 GHz. The modulation methods include Frequency Hopping Spread Spectrum, or FHSS, Gaussian Frequency Shift Keying, or GFSK, Direct Sequence Spread Spectrum, or DSSS, Single Carrier QAM and OFDM. Our products include both Time Division Duplex, or TDD, radios and Frequency Division Duplex, or FDD, radios.

           Our radio teams specialize in low cost, mass-production oriented radio design. The system level capability is software assisted radio auto-calibration, which allows for reduced manufacturing costs and compensates for instability, temperature changes and aging of components.

           Our internal radio expertise enables us to attract clients by addressing promptly new needs such as new frequency bands or the combined base station architecture present in AlvariBASE.

           DIGITAL SIGNAL PROCESSING (DSP) MODEM TECHNOLOGY

           We maintain strong expertise in DSP and in modem design. Our capabilities include hardware oriented design as well as programmable DSP oriented design. The extensive configurability of our modems, through FPGA and DSP reprogramming, allow us to introduce advanced features to our products and to follow amendments to emerging standards.

           We have developed mixed signal ASICs containing DSP cores. Inclusion on-chip of analog-digital converters is instrumental to both cost reduction and power consumption reduction. First generation ASIC supports our 802.11-based FH-GFSK products, with the above-standard capability of delivering 3 Mbps, with automatic fall back to 2 Mbps and 1 Mbps as necessary. Our second generation ASIC is optimized for OFDM modulation, as used by the 802.11a/g standards and the recently approved 802.16a standard. This ASIC is based on a proprietary programmable "very long instruction word" DSP architecture. The programmable architecture allows us to implement numerous beyond-standard capabilities, such as OFDMA extensions to the baseline OFDM mode. This system-on-a-chip ASIC will serve as a key component of our BreezeACCESS-OFDM product line. Additional ASIC developed in-house supports our WALKair products, with a full duplex point-to-multipoint single carrier trellis-coded 64QAM modem.

PARTICIPATION IN INTERNATIONAL STANDARDS COMMITTEES

           As part of our strategy to become a technological leader and influence the industry in specific areas, we have, since our inception, been an active member in standardization committees. We have participated in the IEEE
802.11 wireless LAN work group, being the driving force behind increasing the data rate of the frequency hopping modem to 2 Mbps. Naftali Chayat, our chief technology officer, chaired a task group of the IEEE 802.11a, a wireless LAN work group involved with high-data rate standardization. We also actively participate in the IEEE 802.16.3 Broadband Wireless Access work group, the European ETSI Transmission and Multiplexing working group 4, or TM4, which deals with fixed radio systems, and the ETSI Project broadband radio access network, or BRAN technical committee. Marianna Goldhamer, our director of strategic technology, serves as a liaison officer between the IEEE 802.16 work group and ETSI BRAN HIPERMAN and ETSI TM4 working groups.

SALES, MARKETING AND SUPPORT OF OUR PRODUCTS

           We market our products through an extensive network of more than 200 active partners. These include original equipment manufacturers, national and local distributors, systems integrators and resellers. Our distributor partners in turn sell to resellers, including value-added resellers and systems integrators, and to end-users. We also market our products directly to large end customers.

           We currently sell and distribute our products in more than 100 countries worldwide. The use of different types of marketing channels through our partnership network enables us to market our products to many different market segments and to meet the differing needs of our customers.

           Our products are aimed at the Wireless Broadband and wideband market. We sell in these markets through OEM agreements or other strategic arrangements with leading telecommunications suppliers, direct sales to large customers such as public access providers, as well as indirectly through our distribution channels, which market primarily to smaller Internet service providers and operators. Additionally, in order to achieve broad and rapid market penetration, we maintain direct relationships with carriers. By doing so, we believe that we are better able to understand the needs of carriers and are better able to identify and anticipate trends in the Wireless Broadband market.

           We have strategic relationships with major telecommunications equipment manufacturers, such as Siemens (through its local companies), Alcatel, Nera and Datang. Pursuant to arrangements entered into with these partners, they are permitted to distribute our products on either a regional or worldwide basis under private labels. We are expanding our efforts to seek additional strategic relationships with international partners and other key companies to increase our exposure and establish ourselves as a supplier to markets and end-user segments that are not reached by our present distribution channels.

           A distributor of our products is typically a data communications or a telecommunications marketing organization, or both, with the capability to add value with training and first-tier support to resellers and systems integrators.

           During 2002, no single customer accounted for more than 10% of our sales. However, companies affiliated with Siemens accounted for 11.40% of our sales in 2002 and companies affiliated with Alcatel accounted for 10.32% of our sales in 2002.

           We operate in various regions. Our subsidiaries and representative offices, located throughout North America, South America, Europe and Asia, support our international marketing network.

           In accordance with the foregoing, we derive our revenues from different geographical regions. For a more detailed discussion regarding the allocation of our revenues by geographical regions based on the location of our customers, see "Item 5A-Operating and Financial Review and Prospects-Operating Results."

           We conduct a wide range of marketing activities aimed at generating name recognition and awareness of our brands throughout the telecommunications community, as well as identifying leads for distributors and other resellers. These activities include public relations, participation in trade shows and exhibitions, advertising programs, public speaking at industry forums and maintaining a website.

           We maintain a highly trained technical support team that participates in providing customer support to customers who have purchased our products. This includes local support by distributors' and systems integrators' personnel, trained by our support team, support through help desks and the provision of detailed technical information on our website, providing expert technical support for resolution of more difficult problems, as well as participation in pre- and post-sales activities conducted by our distribution channels with large accounts and key end-users. We also offer our clients extended warranty and service agreements.

           We organize technical seminars covering general technologies as well as specific products and applications. We also have qualification programs to advance the technical knowledge of our distributors and their ability to sell and support our products. The seminars are held in various countries and in different languages according to need.

MANUFACTURING OPERATIONS AND SUPPLIERS

           We currently subcontract most of the manufacturing of our products. We have an exacting pre-qualification process for our contract manufacturers, which includes the examination of the technological skills, production capacity and quality assurance ability of each contract manufacturer. Our manufacturing capacity planning is based on marketing forecasts done on a monthly basis.

           Our products are currently manufactured primarily by several subcontractors located in Israel. These subcontractors purchase, on our behalf, many of the components for our products.

           Part of our production is conducted in our facility in Tel Aviv. For this part of our production, we have arrangements with several subcontractors, who manufacture components for our products, or conduct either electronic assembly or mechanical assembly. The electronic assembly, and some mechanical assembly of electronic components is carried out by one assembly subcontractor who is based in Israel.

           The quality assurance, final assembly and testing operations of our products are performed by us at our facilities in Tel Aviv and at our subcontractors' facilities, R.H. Electronics Ltd.'s facility in Nazareth, Israel and U.S.R. Electronics Ltd.'s facility in Carmiel, Israel. Equipment owned by us and used for final assembly and testing is located at the facilities of R.H. Electronics and U.S.R. Electronics as part of our Approved Enterprise program.

           We monitor quality with respect to each stage of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing, packaging and shipping. Our packaging and shipping activities are conducted at our Tel Aviv facilities.

           We are ISO 9001 certified, which verifies that our manufacturing processes adhere to established standards. We require that our contract manufacturers be ISO 9002 certified.

           Several components and sub-assemblies included in our products are presently obtainable only from a limited group of suppliers and subcontractors, and some of these components are custom-made for us.

PROPRIETARY RIGHTS

           In order to protect our proprietary rights in our products and technologies, we rely primarily upon a combination of trademark, trade secret, and copyright law and confidentiality, non-disclosure and assignment of inventions agreements. We have one patent issued by the United States Patent and Trademark Office. We also have two proprietary developments for which we have applied for patent protection in the United States, Europe and Israel; two proprietary developments for which we have applied for patent protection in the United States only, and an additional proprietary development for which we have filed for a preliminary patent application in the United States. We have trademark registrations in Israel, Chile, Hong-Kong, the United States and the European Union. In addition, we have typically entered into nondisclosure, confidentiality and assignment of inventions agreements with our employees, consultants and with some of our suppliers and customers who have access to sensitive information. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and/or the sale by others of software products with features based upon, or otherwise similar to, those of our products. See "Item 3--Key Information--Risk Factors."

           Given the rapid pace of technological development in the communications industry, we also cannot assure you that our products do not or will not infringe on existing or future proprietary rights of others. Although we believe that our technology has been independently developed and that none of our intellectual property infringes on the rights of others, we cannot assure you that third parties will not assert infringement claims against us or seek an injunction on the sale of any of our products in the future. If an infringement were found to exist, we may attempt to acquire the requisite licenses or rights to use such technology or intellectual property. However, we cannot assure you that such licenses or rights could be obtained on terms that would not have a material adverse affect on us, if at all. See "Item 3--Key Information--Risk Factors."

           We license certain technologies from others for use in connection with some of our technologies. The loss of these licenses could impair our ability to develop and market our products. If we are unable to obtain or maintain the licenses that we need, we may be unable to develop and market our products or processes, or we may need to obtain substitute technologies of lower quality or performance characteristics or at greater cost. See "Item 3--Key Information--Risk Factors."

THE COMPETITIVE ENVIRONMENT IN WHICH WE OPERATE

           The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering, and products that we are developing. The principal competitive factors in these markets include:

               o    price and price/performance ratio;

               o    global presence;

               o    effective "broadcast" coverage area;

               o    data transmission rates;

               o    efficiency of the transmission on the wireless network;

               o    network scalability;

               o    services supported;

               o    cell-to-cell mobility;

               o    power consumption;

               o    product miniaturization;

               o    ease of installation;

               o    product time to market;

               o    comprehensiveness of product portfolio;

               o    ability to bundle products;

               o    ability to implement network solutions;

               o    product certifications;

               o    relationships with OEMs;

               o    effective distribution channels; and

               o    ability to support new industry standards.

           Companies that are engaged in the manufacture and sale, or the development, of products that compete with our Wireless Broadband products include Alcatel, Ericsson, Marconi plc, Netro Corporation, Wi-Lan Inc., Airspan Inc., Proxim, Inc., Motorola, Aperto Networks and Remec, Inc. Our products are also competing with other wireless telecommunications products from Cisco Systems, Inc., Lucent Technologies, Inc., and alternative telecommunications transmission media, including leased lines, copper wire, fiber-optic cable, cable modems, television modems and satellite.

GOVERNMENT REGULATION

           Our business is premised on the availability of certain radio frequencies for two-way broadband communications. Radio frequencies are subject to extensive regulation under the laws of each country and international treaties. Each country has different regulation and regulatory processes for wireless communications equipment and uses of radio frequencies. In the United States, our products are subject to FCC rules and regulations. In other countries, our products are subject to national or regional radio authority rules and regulations. Current FCC regulations permit license-free operation in FCC-certified bands in the radio spectrum in the United States. In other countries the situation varies as to the spectrum, if any, that may be used without a license and as to the permitted purposes of such use. Some of our products operate in license-free bands, while others operate in licensed bands. The regulatory environment in which we operate is subject to significant change, the results and timing of which are uncertain.

           In many countries, the unavailability of radio frequencies for two-way broadband communications has inhibited the growth of these networks. The process of establishing new regulations for Wireless Broadband frequencies and allocating these frequencies to operators is complex and lengthy. The regulation of frequency licensing began during 1999 in many countries in Europe and Latin America and continues in many countries in these and other regions. However, this frequency licensing regulation process may suffer from delays that may postpone commercial deployment of products that operate in licensed bands in any country that experiences this delay. Our current customers that commercially deploy our licensed band products have already been granted appropriate frequency licenses for their network operation. In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions.

           In addition to regulation of available frequencies, our products must conform to a variety of national and international regulations that require compliance with administrative and technical requirements as a condition to the operation of marketing of devices that emit radio frequency energy. These requirements were established, among other things, to avoid interference among users of radio frequencies and permit interconnection of equipment.

           We are subject to export control laws and regulations with respect to all of our products and technology. In addition, Israeli law requires us to obtain a government license to engage in research and development, and export, of the encryption technology incorporated in some of our products. We currently have the required licenses to utilize the encryption technology in our products.

C.         ORGANIZATIONAL STRUCTURE

           The following is a list of our active subsidiaries, each of which is wholly-owned:

               o Alvarion, Inc., incorporated under the laws of Delaware, United States;

               o    Alvarion UK LTD., incorporated under the laws of England;

               o    Alvarion SARL*, incorporated under the laws of France;

               o    Alvarion SRL, incorporated under the laws of Romania;

               o Alvarion Asia Pacific Ltd., incorporated under the laws of Hong Kong;

               o    Alvarion GmbH*, incorporated under the laws of Germany;

               o Floware do Brasil LTDA, incorporated under the laws of Brazil;

               o    Alvarion Uruguay SA, incorporated under the laws of Uruguay;

               o    Alvarion Japan KK, incorporated under the laws of Japan;

               o Alvarion Israel (2003) Ltd., incorporated under the laws the State of Israel;

               o Kermadec Telecom B.V.**, incorporated under the laws of Netherlands;

               o Tadipol-ECI Sp.z o.o.**, incorporated under the laws of Poland; and

               o InnoWave Telsiz Sistemleri Ticaret A.(a).**, incorporated under the laws of Turkey.

           *Alvarion SARL and Alvarion GmbH are wholly-owned subsidiaries of Alvarion UK LTD. In addition, we have a representative office in China.

           **Kermadec Telecom B.V, Tadipol-ECI Sp.z o.o. and InnoWave Telsiz Sistemleri Ticaret A.(a) were acquired as part of our acquisition of the assets of InnoWave.

D.         PROPERTY, PLANTS AND EQUIPMENT

           We do not own any real property. On December 31, 2002, we leased an aggregate of approximately 164,000 square feet in Israel for annual lease payments (including management fees) of approximately $2.7 million and incur annual parking expenses in connection with this lease of approximately $493,000, based on the December 31, 2002 exchange rate between the dollar and the NIS. These premises consist mainly of our corporate headquarters and two separate warehouses. We started occupying the main premises in April 2001, which serves as our corporate headquarters as well as the site at which we conduct our research and development activities and some quality assurance, final assembly and testing operations. While our main lease expires in March 2006, parts of this lease expire in July 2004. The warehouse leases expire in February 2004. In 2002, aggregate annual lease payments for these premises were approximately $75,000. We lease approximately 16,650 square feet of office facilities in Carlsbad, California, at an annual rent of approximately $158,000. These premises serve as the corporate headquarters of our U.S. subsidiary and as our principal sales and marketing office in North America. We also lease office space for the operation of our facilities in Miami, Florida, U.K., France, Germany, Romania, China, Hong Kong, Uruguay, Japan, Brazil and Poland.

           We believe that the facilities we currently lease are adequate for our current requirements and that additional space will be available to us on reasonably terms, if needed.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

           The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in "Item 3--Key Information--Risk Factors."

A.         OPERATING RESULTS

OVERVIEW

           We are a leading provider of wireless broadband and wideband connectivity infrastructure. Our solutions are used by telecom carriers, service providers and private network operators worldwide. Our products provide a wireless telecom alternative to wired access solutions. They are used to provide broadband data and voice services, for subscribers in the "last mile" of connectivity, for feeding cellular networks and for private networks. With our comprehensive product offerings, we provide a broad range of integrated wireless solutions, by market segment and frequency band, designed to address the various business models of carriers and service providers. We offer products that enable network operators to deploy outdoor, fixed and mobile wireless connectivity to a local area network.

           On August 1, 2001, Floware merged with and into us. As a result of the merger we continued as the surviving company and Floware's separate existence ceased. Upon the closing of the merger we changed our name from BreezeCOM Ltd. to Alvarion Ltd. The merger has been accounted for using the purchase method of accounting. We have consolidated the results of the Floware business in our financial statements from August 1, 2001.

           On April 1, 2003, we signed an agreement to acquire certain assets and assume certain liabilities of InnoWave, for $ 9,100,000 in cash, a warrant to purchase 200,000 of our ordinary shares and other purchase related expenses. The warrant, which has an exercise price of $3 per share, expires on the fifth anniversary of the date of grant and had a fair value of $78,000 on February 19, 2003, the date on which the agreement was announced.

           Our systems have been developed for sale to, and use by, telecom carriers and service providers. Many of these customers and potential customers for our products throughout the world have experienced, and are continuing to experience, substantial declines in sales and services and have incurred significant operating losses. For these and other reasons, since 2001 our industry and our specific market within that industry have experienced a sharp decline in orders for new telecommunications equipment. See "Item 3--Key Information--Risk Factors" above. We are currently unable to determine how long these circumstances will continue or whether they reflect a permanent contraction, a temporary downturn or some other trend. As noted below, these circumstances have substantially impacted our results of operations for 2002 and 2001 and our balance sheets as of December 31, 2002 and 2001.

CRITICAL ACCOUNTING PRINCIPLES

             Our financial statements are prepared in accordance with accounting principles, and audited in accordance with audit standards generally accepted in the United States. A discussion of the significant accounting policies which we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included in Part III of this annual report. In preparing our financial statements, we must make estimates and assumptions as to certain matters, including, for example, the amount of new materials and components that we will require to satisfy the demand for our products based on our sales estimates and the period of time that will elapse before our products become obsolete. While we endeavor diligently to assure that our estimates and assumptions have a reasonable basis and reflect our best assessment as to the future circumstances which they anticipate, actual results inevitably differ from the results estimated or assumed and the differences may be so substantial as to require subsequent write-offs, write-downs or similar adjustments to past results or current valuations.

           The following is a summary of certain critical principles, which have a substantial impact upon our financial statements and, which we believe, are most important to keep in mind in assessing our financial condition and operating results:

           Functional and Reporting Currency. A majority of our revenues is generated, and a substantial portion of our expenses is denominated and determined, in U.S. dollars. Hence, the dollar is our functional and reporting currency and monetary accounts maintained in other currencies are re-measured into dollars in accordance with Statement of the Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS No. 52").

           We do not believe that, historically, inflation in Israel, as well as exchange rate fluctuations between the NIS and the dollar, have had a material effect on our results of operations.

           Inventory Valuation. Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product lifecycle and product development plans. The estimates of future demand that we use in the valuation of inventory are the basis for the revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. We may be required to record additional inventory write-down if actual market conditions are less favorable than those projected by our management. Similarly, Note 1d to our financial statements describes the write-offs and provisions which we made and recorded in 2002 and 2001 to reflect the decline from our expectations in the value of inventory which had become excessive, unmarketable or otherwise obsolete or the inventory of new materials and components which we had purchased or committed to purchase during 2001 in anticipation of forecasted sales which we did not consummate.

           Restructuring. Note 9 to our financial statements describes restructuring charges that we recorded in 2002 and 2001 in connection with cost reduction plans that we implemented in response to the decline in revenues that we experienced during the last two years. Although we do not anticipate significant changes, actual costs may differ from these estimates. In addition, in the event that adverse conditions continue to prevail, generally in our industry or particularly with respect to our business, we may be required to implement further restructuring measures. We are not currently able to determine whether or to what extent such circumstances may continue.

           While we are hopeful that we will not be required to record similar reductions in the valuation of our assets (or to recognize similar expense items as a result thereof) in the future, we have no assurance that the estimates and assumptions reflected in our financial statements will necessarily be accurate as to enable us to avoid similar charges in the future.

            Intangible assets. Since the transaction with Floware was accounted for under the purchase method of accounting, our balance sheet as of December 31, 2002 and 2001 includes goodwill and current technology, intangible assets, which totaled more than $50.4 million and $52.8 million, respectively, which we acquired in connection with the merger. Notes 2i and 2j to our financial statements describes the estimates and tests we have made during 2002 to assess and determine whether our recorded intangible assets (goodwill and current technology) have indications of impairment.

           Goodwill. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible assets," ("SFAS No.142"), goodwill is required to be tested for impairment at least annually. During 2002, we performed the required transitional and annual impairment tests of the company as a single reporting unit as defined in SFAS No.142, in order to determine whether the goodwill related to the reporting unit was impaired. The reporting unit fair value was determined by an independent consultant, using discounted cash flows and market multiples valuation methods, based on our management's future operations projections. No indication of impairment was identified.

            Current Technology. In addition and in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets", ("SFAS No. 144"), the value of the current technology as of December 31, 2002 has been also reviewed and determined that there was no impairment. The acquired current technology is amortized over a period of 7 years in a straight-line method.

           Should any of these intangibles have been impaired and must therefore be written down or written off, such charge would result in a corresponding reduction in our shareholders' equity and a corresponding charge to our statement of operations.

           Contingencies. We are, from time to time, subject to proceedings and other claims related to vendors and other matters. For example, a third party has made a demand to enforce an alleged seven-year lease agreement for the lease of approximately 150,700 square feet at a monthly rate of approximately $ 300,000. We are required to assess the likelihood of any outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

           Warranties. We provide for the estimated cost of product warranties at the time revenue is recognized. Our products sold are covered by a warranty for periods ranging from one year to two years. We accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service the warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase, resulting in decreased gross profit.

           Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

            Revenue Recognition. We generate revenues mainly from selling our products indirectly through distributors and OEM's and directly to end-users. Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured.

           We generally do not grant a right of return. However, we do grant to certain distributors limited rights of return on unsold products. As a result of significant decline in the demand for our products, since the third quarter of 2001, we have deferred recognizing revenues on shipments to such distributors until they resell our products to their customers.

           Prior thereto, we analyzed and monitored inventory levels and distributors' sales based on inventory lists and point of sale reports received on each balance sheet date from these distributors. Our experience was that such distributors maintained an inventory of at least one month's supply of products to allow them to serve the demands of their customers. Therefore, we deferred revenue recognition for inventory held by a distributor that exceeded our estimate of that distributor's monthly amount of sales. We calculated one month of sales based on the distributor's actual sales in the prior quarter.

           We generally do not grant right of return to OEM's and end users. In certain instances, when such right has been granted, we defer revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

           The following table presents our total revenues attributed to the geographical regions based on the location of our customers for the years ended December 31, 2000, 2001 and 2002.


                                                             YEAR ENDED DECEMBER 31,
                            -----------------------------------------------------------------------------------------------
                                         2000                           2001                             2002
                            -----------------------------    -----------------------------    -----------------------------
                            TOTAL REVENUES     PERCENTAGE    TOTAL REVENUES     PERCENTAGE    TOTAL REVENUES     PERCENTAGE
                            --------------     ----------    --------------     ----------    --------------     ----------
                                                                     ($ IN THOUSANDS)

Israel.................       $      789           0.8%        $      656           0.7%        $      655          0.7%
U.S.A..................           50,317          49.6             32,010          32.3             28,434         32.0
Chile..................               87           0.0              4,032           4.1              8,440          9.5
Japan..................            1,728           1.7              8,110           8.2              6,754          7.6
Sweden.................            7,354           7.3              5,046           5.1              1,530          1.7
Other..................           41,185          40.6             49,114          49.6             43,036         48.5
                              ----------        ------         ----------        ------         ----------       ------
                              $  101,460         100.0%        $   98,968         100.0%        $   88,849        100.0%
                              ==========        ======         ==========        ======         ==========       ======


           The following table sets forth, for the periods indicated, selected items from our consolidated statement of operations as a percentage of total sales:


                                                                                           YEAR ENDED DECEMBER 31,

                                                                                      2000            2001            2002
                                                                                   ----------      ---------        ---------
STATEMENT OF OPERATIONS DATA:
Sales.........................................................................         100.0%         100.0%           100.0%
Cost of sales.................................................................          54.8           60.1             62.0

Write-off of excess inventory and provision for inventory purchase commitments            --           54.4              0.3
                                                                                   ----------      ---------        ---------
Gross profit (loss)...........................................................          45.2          (14.5)            37.7
Operating expenses:
Research and development, gross...............................................          16.6           27.4             31.1
Less royalty-bearing grants...................................................           4.3            6.1              4.0
                                                                                   ----------      ---------        ---------
Research and development, net.................................................          12.3           21.3             27.1
Amortization of current technology............................................            --            1.2              2.7
Selling and marketing.........................................................          25.8           30.6             29.9
General and administrative....................................................           4.1            6.3              6.8
Amortization of deferred stock compensation...................................            --            0.7              0.7
In-process research and development write-off.................................            --           26.6               --
Merger expenses...............................................................            --            2.9               --
Restructuring costs...........................................................            --            5.5              1.2
One-time expense related to a settlement of an OCS program....................            --            6.6               --
                                                                                   ----------      ---------        ---------
Total operating expenses......................................................          42.2          101.7             68.4
                                                                                   ----------      ---------        ---------
Operating income (loss).......................................................           3.0         (116.2)           (30.7)
Financial income, net.........................................................           6.9            8.6              7.4
Other expenses................................................................            --           (3.6)              --
                                                                                   ----------      ---------        ---------
Net income (loss).............................................................           9.9%        (111.2)%          (23.3)%
                                                                                   =========       =========        =========

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

           Sales. Sales in 2002 were approximately $88.8 million, a decrease of approximately 10.2% compared with sales of approximately $99.0 million in 2001. Sales in 2002 reflect sales by Alvarion whereas sales in 2001 reflect sales by BreezeCOM prior to August 1, 2001 and sales by Alvarion (BreezeCOM and Floware combined) from August 1, 2001, the effective date of the merger. The decrease in sales is primarily attributable to the continuous downturn in economic conditions worldwide, specifically in the telecommunications equipment market. This downturn has had a significant impact on our customers and the markets in which they sell their products. Many of the new operators that we have sold products to in the past have ceased or cut-back operations and have not placed additional orders for our products. We are replacing these customers with established telecom operators. Another factor that has impacted our sales is a slowdown in the spectrum allocation process in various countries. This slowdown has delayed our sales in these countries. However, despite these factors we have managed to partially offset their impact and maintain our sound presence in all regions due to our diversified worldwide customer base, strong sales channels comprised of our OEM partners, the wide range of distributors and direct sales, and the variety of our products. During 2002 we continued to focus on selling to developing areas where demand for our products continued to be high.

           Cost of sales. Cost of sales was approximately $55.1 million in 2002, a decrease of approximately 7.3% compared with cost of sales of approximately $59.5 million in 2001. Cost of sales in 2002 reflects cost of sales of Alvarion whereas cost of sales in 2001 reflects cost of sales of BreezeCOM prior to August 1, 2001 and cost of sales of Alvarion (BreezeCOM and Floware combined) from August 1, 2001. This decrease is primarily attributable to the continued implementation of operation efficiency measures and cost reduction programs, which we implemented during 2002. Cost of sales as a percentage of sales increased to approximately 62.0% in 2002 from approximately 60.1% in 2001, primarily because of high competition, the mix of our products and sales through different sales channels and the enlarged effect of the fixed costs in connection with the decreased in sales.

           In 2002, we recorded additional charges related to write-off of excess inventory in the aggregate amount of approximately $250,000 a decrease of approximately 99.5% compared with the write-off of $53.9 million in 2001. Prior to 2001, our previous purchasing policy, as well as our purchasing commitments, had been based on higher revenue forecasts. In particular, we had built significant inventories in 2000 to sell equipment to customers, primarily in the United States, to provide fast Internet access utilizing the unlicensed band. Due to the current economic environment and reduced capital spending, particularly in the telecommunications equipment markets, we determined that it is unlikely that we will be able to utilize or market our entire inventory or purchase commitments in the next few quarters.

           Research and development expenses, net. Gross research and development expenses were approximately $27.6 million in 2002, an increase of approximately 1.9% compared with gross research and development expenses of approximately $27.1 million in 2001. Gross research and development expenses in 2002 reflect research and development expenses of Alvarion. Gross research and development expenses in 2001 reflect research and development expenses of BreezeCOM prior to August 1, 2001 and research and development expenses of Alvarion (BreezeCOM and Floware combined) from August 1, 2001. This increase is primarily attributable to increased costs of development-related raw materials related to our broader product offerings under development after the merger. Research and development, gross, as a percentage of sales increased to 31.1% in 2002 from 27.4% in 2001, primarily as a result of the increase in absolute terms of such expense coupled with the decrease in our revenues. Grants from the OCS, totaled approximately $3.5 million in 2002 and $6.0 million in 2001. This decrease is primarily attributable to the agreement we entered into with the OCS by the end of 2001, for the early repayment of all royalties arising from future sales with respect to our outstanding contingent royalties balance with the OCS. Under this mutual agreement, future grants that we may receive with respect to our research and development projects are restricted only to fund our generic projects and are limited to finance up to 50% of these projects. In addition to the grants received under this agreement, we obtain grants from the OCS to fund certain other research and development projects as part of our participation in the Magnet Consortium. Research and development expenses, net, were approximately $24.1 million in 2002, compared with approximately $21.1 million in 2001.

           Amortization of current technology. As a result of the merger with Floware, we also acquired an identifiable intangible asset, which was defined as current technology with an aggregate value of $16.8 million. This amount is being amortized over the useful life of the asset which is 7 years. Current technology charges of $2.4 million and $1.2 million were recorded in 2002 and 2001, respectively.

           Selling and marketing expenses. Selling and marketing expenses were approximately $26.6 million in 2002, a decrease of approximately 12.2% compared with selling and marketing expenses of approximately $30.3 million in 2001. Selling and marketing expenses in 2002 reflect selling and marketing expenses of Alvarion. Selling and marketing expenses in 2001 reflect selling and marketing expenses of BreezeCOM prior to August 1, 2001 and selling and marketing expenses of Alvarion (BreezeCOM and Floware combined) from August 1, 2001. This decrease is primarily attributable to decreased royalties paid as part of our aforementioned agreement with the OCS, to our workforce reduction initiative which we implemented at the end of 2001 and to the decrease in sales reflected in decreased employees related expenses. Selling and marketing expenses as a percentage of sales decreased to 29.9% in 2002 from 30.6% in 2001. This decrease is primarily attributable to the effect of the reduction in some selling and marketing personnel worldwide, which occurred at the end of 2001 as well as reduced costs associated with our subsidiaries.

           General and administrative expenses. General and administrative expenses were approximately $6.0 million in 2002, a decrease of approximately 3.3% compared with general and administrative expenses of approximately $6.2 million in 2001. General and administrative expenses in 2002 reflect the general and administrative expenses of Alvarion. General and administrative expenses in 2001 reflect the general and administrative expenses of BreezeCOM prior to August 2001 and the general and administrative expenses of Alvarion (BreezeCOM and Floware combined) from August 1, 2001. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance, insurance costs, professional fee costs and other administrative costs. This decrease is primarily attributable to expenses cutoff. General and administrative expenses as a percentage of sales increased to 6.8% in 2002 from 6.3% in 2001 mainly due to the decrease in sales.

           Amortization of deferred stock compensation. Deferred stock compensation charges of $580,000 and $726,000 were recorded in 2002 and 2001, respectively, relating to our stock options into which Floware stock options were converted pursuant to the terms of our merger agreement with Floware. This amortization is due to deferred compensation of approximately $2.1 million related to stock options granted to employees of Floware through July 31, 2001 with exercise prices per share determined to be below the estimated fair values per share at the dates of grant. The deferred stock compensation is being amortized to expense over the vesting periods of the applicable options.

           Restructuring costs. The restructuring related expenses consist of approximately $1.1 million and $5.4 million for charges related to a cost-reduction programs that we implemented in November 2002 and July and November 2001. Pursuant to these programs we reduced our workforce by approximately 260 employees and realigned our research and development and sales and marketing efforts.

           Financial income, net. Financial income, net, was approximately $6.6 million in 2002, a decrease of approximately 22.9%, compared with financial income, net, of approximately $8.5 million in 2001. The decrease in financial income is primarily attributable to the decrease in interest rates on our investments and the decrease in our cash reserves.

           Net income (loss). In 2002, net loss was approximately $(20.7) million, compared with a net loss of approximately $(110.0) million in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

           Sales. Sales in 2001 were approximately $99.0 million, a decrease of approximately 2.5%, compared with sales of approximately $101.5 million in 2000. Sales in 2001 reflect sales by BreezeCOM prior to August 1, 2001 and sales by Alvarion (BreezeCOM and Floware combined) from August 1, 2001, the effective date of the merger. The decrease in net sales is primarily attributable to a downturn in economic conditions worldwide, specifically in the telecommunications equipment market in 2001. This downturn has had a significant impact on our customers and the markets in which they sell their products. Our sales were also impacted by a change in the composition of our customers from new operators to established carriers. Many of the new operators that we have sold products to in the past have ceased or cut-back operations and have not placed additional orders for our products. We replaced these customers with established telecom operators. Another factor that has impacted our sales is a slowdown in the spectrum allocation process in various countries. This slowdown has delayed our sales in these countries. These factors are offset in part by our increased sales in Latin America, Southeast Asia and in developing countries. In these areas, as a result of the lack of wired infrastructure, the demand for our products has increased.

           In 2001, following our merger with Floware, we anticipated a considerable growth in our sales. However we have experienced a significant decline in demand for our products primarily due to the general worldwide economic downturn. This slowdown has curtailed the ability of our existing and prospective customers to finance purchases of products such as ours, leading to a sharp decline in orders for new telecommunications equipment. The effect of the slowdown in the worldwide markets decreased the sales of our products originally developed by BreezeCOM by approximately 10%, from $101.5 million in 2000 to $91.3 million in 2001. Such decrease was partially offset by revenues from products originally developed by Floware, which are included in our results of operations from August 1, 2001 in a total amount of approximately $7.7 million.

           Cost of sales. Cost of sales was approximately $59.5 million in 2001, an increase of approximately 7.0% compared with cost of sales of approximately $55.6 million in 2000. Cost of sales in 2001 reflects cost of sales of BreezeCOM prior to August 1, 2001 and cost of sales of Alvarion (BreezeCOM and Floware combined) from August 1, 2001. This increase is primarily attributable to a change in the mix of our product sales to products that incur higher costs of sale. Cost of sales as a percentage of sales increased to approximately 60.1% in 2001 from approximately 54.8% in 2000, primarily because the amount of our sales of licensed products increased relative to the amount of our sales of unlicensed products and the cost of sales as a percentage of sales is higher on licensed products than on other products as a result of competition and high volume.

           In 2001, we recorded charges related to the write-off of excess inventory and provisions for inventory purchase commitments in the aggregate amount of approximately $53.9 million. Our previous purchasing policy, as well as our purchasing commitments, had been based on higher revenue forecasts. In particular, we had built significant inventories in 2000 to sell equipment to customers, primarily in the United States, to provide fast Internet access utilizing the unlicensed band. Due to the economic environment and reduced capital spending, particularly in the telecommunications equipment markets, we determined that it is unlikely that we will be able to utilize or market our entire inventory or purchase commitments in the next few quarters. There were no similar charges in 2000.

           Research and development expenses. Gross research and development expenses were approximately $27.1 million in 2001, an increase of approximately 61.0% compared with gross research and development expenses of approximately $16.8 million in 2000. Gross research and development expenses in 2001 reflect research and development expenses of BreezeCOM prior to August 1, 2001 and research and development expenses of Alvarion (BreezeCOM and Floware combined) from August 1, 2001. This increase is primarily attributable to an increase in employee-related expenses due to our broader product offerings under development after the merger and to increased costs of development-related raw materials. Research and development, gross, as a percentage of sales increased to 27.4% in 2001 from 16.6% in 2000, primarily as a result of the increase in absolute terms of such expense coupled with the decrease in our revenues. Grants from the OCS totaled approximately $6.0 in 2001 and $4.3 million in 2000. Research and development expenses, net, were approximately $21.1 million in 2001, compared with approximately $12.5 million in 2000.

           Amortization of current technology. A current technology charge of $1.2 million was recorded in 2001. This charge is attributable to the current technology that we acquired pursuant to our merger with Floware. There were no similar charges in 2000.

           Selling and marketing expenses. Selling and marketing expenses were approximately $30.3 million in 2001, an increase of approximately 15.4% compared with selling and marketing expenses of approximately $26.2 million in 2000. Selling and marketing expenses in 2001 reflect selling and marketing expenses of BreezeCOM prior to August 1, 2001 and selling and marketing expenses of Alvarion (BreezeCOM and Floware combined) from August 1, 2001. Selling and marketing expenses as a percentage of sales increased to 30.6% in 2001 from 25.8% in 2000. This increase is primarily attributable to our retention of some additional selling and marketing personnel worldwide to service our broader product offerings after our merger with Floware as well as costs associated with our new subsidiaries.

           General and administrative expenses. General and administrative expenses were approximately $6.2 million in 2001, an increase of approximately 50.0% compared with general and administrative expenses of approximately $4.1 million in 2000. General and administrative expenses in 2001 reflect the general and administrative expenses of BreezeCOM prior to August 2001 and the general and administrative expenses of Alvarion (BreezeCOM and Floware combined) from August 1, 2001. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance, insurance costs, professional fee costs and other administrative costs. This increase is primarily attributable to our merger with Floware and being a public company. General and administrative expenses as a percentage of sales increased to 6.3% in 2001 from 4.1% in 2000.

           Amortization of deferred stock compensation. A deferred stock compensation charge of $726,000 was taken in 2001 relating to our stock options into which Floware stock options were converted pursuant to the terms of our merger agreement with Floware. In 2000, amortization of deferred stock compensation at the total amount of $18,000 is attributable only to BreezeCOM's stock options.

            In process research and development write-off. After the merger with Floware, we recorded a one-time charge write-off of $26.3 million for acquired in-process research and development. The amount allocated to in-process research and development, was determined based on an appraisal completed by an independent third-party appraiser using established valuation techniques in the high-technology industry, and was expensed upon the merger because technological feasibility had not been established and no future alternative uses existed.

           Merger expenses. The merger related expenses recorded in 2001 consist of approximately $2.8 million of indirect merger related expenses, in connection with our merger with Floware.

           Restructuring costs. The restructuring related expenses consist of approximately $5.4 million for a one-time charge related to a cost-reduction program that we began implementing in July and November 2001. Pursuant to this program we reduced our workforce by approximately 200 employees and realigned our research and development and sales and marketing efforts.

           One-time expense related to a settlement of an OCS program. We have recorded in 2001 a one-time charge of approximately $6.5 million for the early repayment of royalties to the OCS. The original terms of the grants that we received from the OCS required us to pay royalties to the OCS when we began commercial sales of the products developed with the grants. We have entered into an agreement with the OCS to pay a fixed amount of approximately $6.5 million over a period of up to five years to settle all potential future royalty obligations with respect to grants already received.

           Financial income, net. Financial income, net, was approximately $8.5 million in 2001, an increase of approximately 21.5%, compared with financial income, net, of approximately $7.0 million in 2000. The increase in financial income is primarily attributable to the interest income on the cash held by Floware that we acquired in our merger with Floware, partially offset by a decrease in interest rates on our investments.

           Other expenses. Other expenses primarily consist of a one-time charge of $3.5 million for an investment write-off. The investment in a privately held US company occurred in 2000. Due to the continuing loss and negative cash flows incurred by this private company and other valuation criteria, we wrote-off our entire investment of $3.5 million in 2001.

           Net income (loss). In 2001, net loss was approximately $(110.0) million, compared with a net income of approximately $10.0 million in 2000.

IN-PROCESS RESEARCH AND DEVELOPMENT

           As the time of our merger with Floware, Floware was in the process of developing new technologies that we valued at $26.3 million. The projects under development were WALKnet, WALKair 1300, and WALKair 3000. As of the date of the merger, none of these products had demonstrated their technological or commercial feasibility. Significant risk existed because Floware was unsure of the obstacles it would encounter in the form of time and cost necessary to produce technologically feasible products. Were these proposed products to fail to become viable, it was unlikely that Floware would be able to realize any value from the sale of the technology to another party.

           As the in-process technologies had no alternative use in the event that the proposed products did not prove to be feasible, these development efforts are within the definition of In-Process Research and Development (IPR&D) contained in Statement of Financial Accounting Standards (SFAS) No. 2.

           The products under development at the time of the acquisition of Floware included the following:

           WALKNET

           WALKnet is the network management system for the WALKair family (WALKair 1000, WALKair 1300, and WALKair 3000). In 2001, 100 percent of this project was attributable to the existing technology within WALKair 1000. This amount will decrease gradually so that in 2004, 0 percent of this project will be attributable to the existing technology within WALKair 1000, and 100 percent will be attributable to in-process research and development. Accordingly, we have applied the relevant revenue split between the current technology and in-process research and development project, in order to fairly represent the projected cash flows of the technology being developed.

           The In-Process Research and Development portion of this project represents the development of the required functionality of WALKnet required to support WALKair 3000.

           The WALKnet project started in the third quarter of 2000 and was completed in the first quarter of 2002. We expect sales of this product to run until 2010. We have assessed a percentage of completion for WALKnet in order to allocate only the value of research and development performed as of the merger date. The percentage of completion was primarily based on our estimates as to the cost spent on the project prior to the date of the merger out of the total estimated budget. As of the date of the merger, approximately $1,124,000 had been spent while an additional approximately $230,000 was thereafter incurred to complete the project. Thus, the technical development was estimated to be approximately 83% complete. Total expenses incurred under this project were in compliance with the original estimates.

           WALKAIR 1300

           WALKair 1300 is a new terminal station designed to be supported by the WALKair 1000 base station. This product has got a significant cost reduction over the WALKair 1000 Terminal Station. As of the date of the merger, this product had not reached its technical feasibility. WALKAir 1300 is based around ASIC technology, and this was the first time that Floware developed a product involving ASIC. The sales of WALKair 1300 terminal stations were expected to replace that of WALKair 1000 in 2003 onwards. The WALKair 1300 project started in the second quarter of 2000 and is estimated to be completed in the fourth quarter of 2003. Sales of this product are expected to run until 2010. We have assessed a percentage of completion for WALKair 1300 in order to allocate only the value of research and development performed as of the valuation date. The percentage of completion was primarily based on the cost spent till the date of the merger on the project out of the total estimated budget. As of the date of the merger, approximately $881,000 had been spent while an additional approximately $1,200,000 was expected to be required to complete the project. Thus, the technical development on the merger date was estimated to be approximately 42% complete. Currently, total expected expenses for this project are approximately $3.3 million.

           WALKAIR 3000

           WALKair 3000 was Floware's new product providing significant upgrades to the WALKair 1000 product with an innovative re- designed core technology. The WALKair 3000 project started in January 2000 and is estimated to be completed in the first quarter of 2004. Sales of this product are expected to run from 2004 until 2010. We have assessed a percentage of completion for WALKair 3000 in order to allocate only the value of research and development performed as of the date of the merger. The percentage of completion was primarily based on the cost spent till that date on the project out of the total estimated budget. As of the date of the merger, approximately $4,746,000 had been spent in this project. Thus, the technical development was estimated to be approximately 44% complete. Currently, total estimated expenses for this project are approximately $17 million. Total expenses incurred as of December 31, 2002 under this project were approximately $14 million.

           ASSOCIATED DEVELOPMENT RISKS AS OF THE MERGER DATE

           Several uncertainties existed at the date of the merger as to the final form, configuration, feasibility and the market acceptance of the final projects described above. As mentioned above, the whole concept of WALKair 1300 is based on "ASIC" technology. This was the first time Floware was incorporating ASIC technology in any of its products. ASIC itself was a high risk factor and could have caused a significant delay in the release of WALKair 1300. In addition, Floware has incorporated within ASIC both analog and digital signals. Such a technology is known as "Mixed Signal ASIC" and as of the date of the merger was very difficult to implement, and held significant risk that the analog parts will not perform to its specification. As for WALKair 3000, since it is a fully redesigned system, there was a risk of whether the project will be completed as scheduled.

           VALUATION AND ALLOCATION APPROACH

           We used an income approach in valuing the acquired IPR&D. Under this approach, the fair value reflects the present value of the projected free cash flows that will be generated by the IPR&D projects and that is attributable to the acquired technology, if successfully completed. The projected revenues used in the income approach were based upon our estimate of the revenues to be generated upon completion of the projects and the beginning of commercial sales. The projections assumed that the products will be successful and that the product's development and commercialization would meet our management's current time schedule.

           DISCOUNT RATE

           In determining applicable discount rates to be used in the valuation of the in-process technologies, we have analyzed the risks of an investment in Floware. In arriving at appropriate discount rates, we considered the weighted average cost of capital. The weighted average cost of capital was calculated to be 25%. The discount rate applicable to in-process projects reflects the risks inherent in each project, as described above. An overall after-tax discount rate of 30% was applied to the in-process projects' cash flows.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

           The dollar cost of our operations is influenced by the extent to which inflation in Israel is offset by a devaluation of the NIS in relation to the dollar. Substantially all of our sales, and most of our expenses, are denominated in dollars. However, a portion of our expenses, primarily labor expenses is denominated in NIS unlinked to the dollar. Inflation in Israel will have the effect of increasing the cost in dollars of these expenses unless offset on a timely basis by a devaluation of the NIS in relation to the dollar. Yet the devaluation of the NIS against the dollar will have the effect of decreased dollar cost of our operations in Israel. Because exchange rates between the NIS and the dollar fluctuate continuously, albeit with a historically declining trend in the value of the NIS, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results of operations. In 2002, the devaluation of the NIS against the dollar has exceeded the rate of inflation in Israel and we have experienced a decrease in the dollar cost of our operations in Israel.

           To protect against exchange rate fluctuations, we have instituted several foreign currency hedging programs. These hedging activities consist of cash flow hedges of anticipated NIS payroll and forward exchange contracts to hedge certain trade payables payments in NIS. These activities are all effective as hedges of these expenses.

           For a discussion of certain policies or factors relating to our being an Israeli company and our location in Israel, please see "Item 3--Key Information--Risk Factors--Risks Relating to our Location in Israel."

B.         LIQUIDITY AND CAPITAL RESOURCES

           We have historically met our financial requirements primarily through the sale of equity securities, including our initial public offering and follow-on public offering, and through research and development and marketing grants from the government of Israel, short-term bank borrowings and cash generated from operations. We raised approximately $20 million from the private placement of 2,424,242 Series B Convertible Preferred Shares in November 1999, approximately $107 million from the sale of 5,750,000 ordinary shares in our initial public offering in March 2000 and approximately $73 million from the sale of 2,150,000 ordinary shares in our July 2000 follow-on offering. We also obtained approximately $55.5 million in cash and cash equivalents, marketable securities and deposits as a result of our merger with Floware in 2001.

           Our operating activities consumed cash of approximately $18.4 million in 2000, $38.1 million in 2001 and $9.5 million in 2002. The negative cash flows in 2002 include our net loss in this period together with increase in trade payables and other accounts payables partially offset by decrease in trade receivables, other accounts receivables and inventories, reflecting our reduced cash burn during this year. The negative cash flows in 2001 include our net loss in this period, partially offset by non-recurring expenses related to the merger, costs related to the settlement of the OCS program and investment write-off, together with a decrease in inventories' level, reflecting the inventory write-offs. The negative cash flows in 2000 include our net income together with increases in trade receivables and inventories, reflecting the growth in our sales and operations during this period.

           Our investing activities consumed cash of approximately $158.4 million in 2000 and provided cash of approximately $61.1 million and $6.4 million in 2001 and 2002 respectively. The amounts for 2002 and 2001 are attributable primarily to proceeds from the maturity of marketable securities and from the sale of short-term bank deposits partially offset by investments in short-term and long-term bank deposits and in marketable securities, research and development equipment and manufacturing equipment. The amounts for 2001 also reflect the cash resulted from the merger with Floware. The amounts for the year 2000 are attributable primarily to investments in short-term bank deposits and marketable securities, research and development equipment and manufacturing equipment, partially offset by proceeds from the maturity of marketable securities.

           Capital expenditures were approximately $4.6 million in 2000, $6.0 million in 2001 and $4.3 million in 2002. These expenditures principally financed the purchase of research and development equipment and manufacturing equipment.

           Net cash provided by financing activities totaled approximately $178.6 million in 2000, $2.2 million in 2001 and consumed $6.3 million in 2002. In 2002, we received an Israeli court approval for the purchase of up to $9 million of our ordinary shares. Following the court approval, our board of directors approved the purchase of our ordinary shares, subject to certain conditions. These purchases are conducted as either open market purchases or private transactions. During 2002 we began repurchasing our shares. As of May 20, 2003, we had repurchased approximately 3.8 million of our ordinary shares at an aggregate cost of approximately $7.9 million. Our board of directors may increase the amount of ordinary shares that we may repurchase in the future. The amounts of cash provided in 2001 and 2000 are attributable primarily to proceeds from the issuance of shares in connection with the initial public offering and follow-on public offering in 2000, and the exercise of options.

           Our working capital was approximately $74.2 million as of December 31, 2002 compared to $167.4 million as of December 31, 2001 and $159.8 million as of December 31, 2000. The decrease in working capital from December 31, 2001 to December 31, 2002 is primarily attributable to investment of our cash reserves in long term deposits and marketable securities, decrease in trade receivables, inventories and other accounts receivables together with a decrease in accounts and trade payables. The increase in working capital from December 31, 2000 to December 31, 2001 is primarily attributable to the increase in cash reserves as a result of our merger with Floware, partially offset by the cash consumed to finance operating activities in 2001. The increase in working capital from December 31, 1999 to December 31, 2000 is primarily attributable to the increase in our cash reserves as a result of our initial public offering and our follow-on public offering partially offset by the cash consumed to finance operating activities in 2000.

           We believe that cash generated from operations, our cash balances, governmental research and development grants, the net proceeds from our initial and follow-on public offerings and the cash, cash equivalents, marketable securities and bank deposits acquired in our merger with Floware will provide sufficient cash resources to finance our operations and the projected expansion of our selling and marketing and research and development activities, at least for the next twelve months. However, if our operations do not generate cash to the extent currently anticipated by us, or if we grow more rapidly than currently anticipated, it is possible that we will require more funds than anticipated. We expect that these sources will continue to finance our operations in the long term, and will be complemented, if required, by private or public financing.

EFFECTIVE CORPORATE TAX RATE

           Income derived by us allocated to Alvarion Ltd, from sources other than an "Approved Enterprise," as detailed below, during the period of tax benefits and thereafter is taxable at the regular corporate tax rate of 36%. However, our manufacturing facilities in Tel Aviv and Nazareth have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income. The tax benefits under the Investment Law may not be available with respect to income derived from products manufactured outside of Israel or manufactured in Israel but outside of the Approved Enterprises mentioned above and may be affected by the current location of our facilities in Israel. The relative portion of taxable income that should be allocated to each Approved Enterprise and expansion is subject to the fulfillment of covenants with the tax authorities. On September 6, 1995, our production facilities in Tel Aviv were granted Approved Enterprise status. Subject to compliance with applicable requirements, the income derived from the Tel Aviv Approved Enterprise will be tax-exempt for a period of four years and will enjoy a reduced tax rate of up to 25% for the following six years. The actual number of years and tax rate depends upon the percentage of the non-Israeli holders of our share capital. On December 31, 1997, our production facilities in Nazareth were granted Approved Enterprise status. Subject to compliance with applicable requirements, the income derived from the Nazareth Approved Enterprise is tax exempt for a period of ten years.

           The periods of tax benefits with respect to each of the Tel Aviv and Nazareth Approved Enterprises will commence with the first year in which we earn our taxable income and exhaust our accumulated tax loss carry forwards. The period of tax benefits for the Approved Enterprises are subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval. The period of benefits for the Tel Aviv Approved Enterprise has not yet commenced, and will expire in the year 2008. The period of benefits for the Nazareth plan has not yet commenced, and will expire in 2010.

           During 1997, Floware submitted a request for Approved Enterprise status of its production facility in Or Yehuda. This request was approved. After the merger, Floware's enterprise was relocated into our facilities in Tel-Aviv. The income derived from this Approved Enterprise will be tax-exempt for a period of two years and will thereafter enjoy a reduced tax rate between 10% and 25% for an additional period of five to eight years. The actual number of years and tax rate depends upon the percentage of the non-Israeli holders of our share capital. The period of benefits will commence with the first year that we earn taxable income. In order to maintain eligibility for this program and benefits following the merger, we must continue to meet specified conditions.

           We have received approval of our application for an expansion of our Approved Enterprise status with respect to our Nazareth facility. This expansion will include, among other things, our Carmiel facility. The income derived from this Approved Enterprise will be tax-exempt for a period of ten years. The relative portion of taxable income that should be exempt for a 10 year period is subject to final covenants with the tax authorities. The ten-year period of benefits will commence with the first year in which we earn taxable income.

           As of December 31, 2002, (from August 1, 2001) we had available tax loss carryforwards amounting to approximately $108 million, which may be carried forward, in order to offset taxable income in the future, for an indefinite period. In addition, the incurred net tax operating loss carryforwards in a total amount of $65 million as of December 31, 2002 of BreezeCOM and Floware at the effective time of the merger can be carried forward to subsequent years and may be set off against our taxable income beginning with the tax year immediately following the merger. This set off is limited per each calendar year to the lesser of:

               o 20% of the aggregate net tax operating losses of the merging companies prior to the effective time of the merger; and

               o 50% of the combined company's taxable income in the relevant tax year before the set off of losses from preceding years.

           These restrictions, with several modifications, also apply to the set off of capital losses of the merging companies against capital gains of the combined company. Our available tax losses carryforwards in Alvarion Ltd. are nominated in NIS and therefore subject to the effect of currency fluctuations of the NIS in relation to the dollar.

           As of December 31, 2002, the state and the U.S. federal tax losses carryforward of our U.S. subsidiary amounted to approximately $7.2 million and $14.8 million, respectively. These losses are available to offset against any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2007 and 2022, respectively.

           As a result, we do not anticipate being subject to income tax in Israel at least through 2005, at the earliest.

           Because we have more than one "Approved Enterprise," our effective tax rate in Israel will be a weighted combination of the various applicable tax rates. We are likely to be unable to take advantage of all tax benefits in Israel for an Approved Enterprise which would otherwise be available to us because a portion of our operations may be considered by the Israeli tax authorities as generated in areas that are defined as non-Approved Enterprise areas. In addition, because the tax authorities customarily review and reassess existing tax benefits granted to merging companies, and we have yet to finalize the status of our tax benefits following the Floware merger, we cannot assure you that the tax authorities will not modify the tax benefits that we enjoyed prior to the merger.

           Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our Brazilian, French, German, Hong Kong, Japanese, Romanian, U.K., Uruguay, Polish, Dutch, Turkish and U.S. subsidiaries will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in China and in the other jurisdictions where we own assets, have employees or conduct activities. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

GOVERNMENT GRANTS

           Through December 2001, we participated in royalty bearing programs sponsored by the Israeli Government for the support of research and development activities. We had obtained royalties from the OCS and were obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects. The obligation to pay royalties was contingent on actual sales of the products funded.

           We accrued grants from the OCS totaling approximately, $4.3 million in 2000, $6.0 million in 2001 and $3.5 million in 2002. In December 2001, we entered into an agreement with the OCS for early payment of all royalties arising from future sales with respect to previous research and development grants to us. Under the arrangement, we settled our outstanding contingent royalty commitment, regardless of actual future sales level. As a result of this agreement we recorded a one-time operating charge of $6.5 million with respect to the payments, which we are obligated to the OCS.

           Under the arrangement, the repayment to the OCS could be made over a period of five years from the date of settlement. The amount is linked to the Consumer Price Index ("CPI") and bears annual interest of 4%.

           Such arrangement enables us to participate in a new OCS program under which we will be eligible to receive research and development grants for generic research and development projects without any royalty repayment obligations. Following this agreement, future grants that we may receive with respect to our research and development projects are restricted only to fund our generic research and are limited to financing up to 50% of these projects.

           In addition to the grants received under this agreement, we obtain grants from the OCS to fund certain other research and development projects as part of our participation in the Magnet Consortium.

C.         RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

           Our product development plans are market-driven and address the major, fast-moving trends that influence the wireless industry. We believe that our future success will depend upon our ability to maintain technological competitiveness, to enhance our existing products and to introduce on a timely basis new commercially viable products addressing the demands of the broadband wireless access and wireless LAN markets. Accordingly, we devote, and intend to continue to devote, a significant portion of our personnel and financial resources to research and development. As part of the product development process, we seek to maintain close relationships with current and potential distributors, other resellers and end-users, strategic partners and leaders in industry segments in which we operate to identify market needs and define appropriate product specifications.

           As of December 31, 2002, our research and development staff consisted of 208 full time employees. Our research and development is conducted at our facilities in Israel and Romania. We occasionally use independent subcontractors for portions of our development projects.

           Our gross research and development expenses were approximately $16.8 million, or 16.6% of sales in 2000, $27.1 million, or 27.4% of sales in 2001 and $27.6 million or 31.1% of sales in 2002. The OCS reimbursed us for approximately $4.3 million in 2000, $6.0 million in 2001 and $3.5 million in 2002.

D.         TREND INFORMATION

           Our systems are used by telecom carriers and service providers. Many telecom carriers and service providers in markets throughout the world have experienced, and are continuing to experience, substantial declines in sales and revenues and have incurred significant operating losses. Many carriers and service providers have stopped deploying new networks or have ceased operations completely and are no longer potential users of our products. In 2001, we experienced a significant decline in demand for our products by carriers and service providers, particularly in North America. The decline was primarily attributable to a decline in orders received by end-users of our products for new telecommunications equipment. We are also impacted by a general reduction in spending in the United States. In addition, the spectrum allocation process in various countries in which we operate has been slower than we expected. This slowdown has delayed our sales in these countries. As a result of the decline in sales and revenues which we experienced since 2001, we are focusing our sales and marketing efforts in developing countries, targeting well-financed operators, mainly cellular operators, and entering new activities in the BWA market.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         DIRECTORS AND SENIOR MANAGEMENT

           The following table lists the name, age, and position of our current directors and executive officers:


NAME                                     AGE                POSITION

Aharon Dovrat.....................        71         Chairman of the board of directors
Dr. Meir Barel....................        52         Vice Chairman of the board of directors
Benny Hanigal.....................        53         Director
Anthony Maher.....................        57         Director
Dr. Orna Berry....................        53         External Director
Robin Hacke.......................        43         External Director
Amnon Yacoby......................        52         Director
Zvi Slonimsky.....................        53         Chief Executive Officer and Director
Tzvi Friedman.....................        42         President and Chief Operating Officer
Amir Rosenzweig...................        43         President, Alvarion, Inc.
Dafna Gruber......................        38         Chief Financial Officer
Zvi Harnik........................        43         Executive Vice President - Research and Development
Benny Glazer......................        52         Senior Vice President - Corporate Sales


           MR. AHARON DOVRAT has been Chairman of our board of directors since April 1999. Mr. Dovrat is the founder and Chairman of Dovrat & Company, Ltd., a privately-held investment company, and the founder and Chairman of Isal, Ltd., a publicly-traded investment company, which he founded in January 1999. Between 1991 and December 1998, Mr. Dovrat served as Chairman of Dovrat, Shrem & Company, Ltd., a company publicly traded on the Tel-Aviv Stock Exchange that operates in the areas of investment banking and direct investment fund management, underwriting, securities and brokerage services, real estate and industry. Between 1965 and 1991, Mr. Dovrat served as President and Chief Executive Officer of Clal (Israel) Ltd., a holding company. Mr. Dovrat serves as a member of the board of directors of Tecnomatix Technologies Ltd., a software company, and Delta Galil Ltd., a textile company.

           DR. MEIR BAREL served as the Chairman of the board of directors of Floware since its inception until its merger with us in August 2001 and has, since the merger, served as Vice Chairman of our board of directors. Dr. Barel also served as a Director of BreezeCOM between 1994 and 2000. Dr. Barel is the founder and managing partner of Star Venture Management, a venture capital company, founded in 1992, and SVM Star Venture Capital Management Ltd. From 1988 to 1992, Dr. Barel was a managing director of TVM Techno Venture Management, Munich. Prior to 1986, Dr. Barel served in various German and Israeli companies involved in factory automation, computer design and data communication. Dr. Barel received a Doctorate in Electrical Engineering from the Data Communication Department of the Technical University of Aachen, Germany.

           MR. BENNY HANIGAL has been our Director since our inception and served as Chairman of our board of directors until February 1999. Since August 2001, Mr. Hanigal is a partner in Sequoia Capital Venture Fund. In 1985, Mr. Hanigal founded Lannet, of which Mr. Hanigal served as President and Chief Executive Officer until 1995. In 1995, Lannet was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997. From January 1998 until 2001, Mr. Hanigal served as a Managing Director of a company that manages one of the Star funds. Mr. Hanigal has a B.Sc. degree in Electrical Engineering from the Technion.

           MR. ANTHONY MAHER was a member of Floware's board of directors since 1997 and until the merger and has, since the merger, served as a member of our board of directors. In March 2002, Mr. Maher joined Star Venture Management, a venture capital company, as a partner. Mr. Maher was until January 2002 a member of the board of the Information and Communication Networks Group of Siemens AG. Since 1978, Mr. Maher has held various engineering, marketing and managerial positions at Siemens. Prior to that, he was employed by Bell Telephone Laboratories at Naperville, Illinois, contributing to hardware and software design as well as System Engineering. Mr. Maher also serves as director of Adva Optical Networks, Inc. and Cube Optics Inc. Mr. Maher holds M.Sc. and B.Sc. degrees in Electrical Engineering and Physics from the University of Illinois.

           DR. ORNA BERRY has been our external Director since August 2000, a position to which she was reappointed upon our merger with Floware. Since August 2000, Dr. Berry is a venture partner in Gemini Israel Funds Ltd. Between 1997 and 2000, Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel. Prior to this, Dr. Berry was the co-founder and the president of ORNET Data Communication Technologies Ltd., from 1993 to 1997. From 1989 to 1992, Dr. Berry was the chief scientist of Fibronics. Dr. Berry also serves as an external director of Aladdin Knowledge Products Ltd., a security solutions company, and as a director of Compugen Ltd., a biotechnology company. Dr. Berry is also a member of the board of directors of several privately held companies. Dr. Berry received her Ph.D. in Computer Science from the University of Southern California and M.A. and B.A. degrees in Statistics and Mathematics from Tel-Aviv and Haifa Universities.

           MS. ROBIN HACKE was a member of Floware's board of directors since its initial public offering in August 2000 and was appointed as an external director by Floware's shareholders in December 2000. Ms. Hacke was appointed as an external director of Alvarion upon our merger with Floware in August 2001. Since January 2003, Ms. Hacke has served as Managing Director of Triport Advisors Ltd., a company founded by Ms. Hacke and that provides advisory services to investment companies including Portview Communications Partners. From 1990 to 2002, Ms. Hacke served as the Chief Executive Officer of HK Catalyst Strategy and Finance Ltd., a company that Ms. Hacke founded and that provided advisory services to investment companies and high-tech enterprises. From 1986 to 1990, Ms. Hacke held various management positions at Aitech Ltd., an Israeli start-up company. Prior to that, Ms. Hacke was an investment banker at Shearson Lehman Brothers in New York. Ms. Hacke is a member of the board of directors of several privately held companies. Ms. Hacke holds an A.B. magna cum laude degree from Harvard-Radcliffe College and an MBA degree from Harvard Business School.

           MR. AMNON YACOBY founded Floware and served as its Chief Executive Officer and as a member of its board of directors until its merger with us. Mr. Yacoby is currently a member of our board of directors. Following our merger with Floware and until the end of 2001, Mr. Yacoby served as our co-Chief Executive Officer. In 1987, Mr. Yacoby founded RAD Network Devices Ltd., a developer of data networking devices, and served as its president and Chief Executive Officer until 1995. From 1972 to 1986, he served in the Israel Defense Forces' Electronic Research Department in various positions, most recently as head of the department. He twice received the Israel Security Award. Mr. Yacoby holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion-Israel Institute for Technology.

           MR. ZVI SLONIMSKY joined us as our President and Chief Operating Officer in May 1999 and in June 2000 he became our Chief Executive Officer. Following our merger with Floware in August 2001, Mr. Slonimsky became a member of our board of directors and served as our co-Chief Executive Officer, and since the beginning of 2002 has been our sole Chief Executive Officer. Mr. Slonimsky had been President and Chief Executive Officer of MTS Ltd., a company supplying add-on software to PBXs, since its inception in December 1995 as a spin off from C. Mer Industries. Mr. Slonimsky joined C. Mer in November 1992 as Vice President of its products division. Before joining C. Mer, he was the General Manager of Sorek Technology Center from September 1991 to November 1992. In the years 1989 through 1991, Mr. Slonimsky was the General Manager of DSPG Ltd., the Israeli-based subsidiary of DSPG, Inc. Prior thereto, he held various management positions in Tadiran, an Israeli communication equipment manufacturer. Mr. Slonimsky holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion and a M.B.A. degree from Tel-Aviv University.

           MR. TZVI FRIEDMAN joined Floware in October 2000 as President and Chief Operating Officer and has served in this capacity in Alvarion since our merger with Floware. Prior thereto from 1988, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom. From 1992 to 1996, Mr. Friedman served as vice president Marketing and Sales of ECI Telecom's SDH division. Mr. Friedman holds a summa cum laude bachelor degree in electrical engineering (B.SC.E.E) and a cum laude masters degree in electrical engineering (M.Sc.E.E.) from Tel Aviv University and a Sloan Program masters degree in management (M.Sc.M.) from the London Business School.

           MR. AMIR ROSENZWEIG was appointed President of Alvarion, Inc. in July 2001. Prior to joining Alvarion, between 1998 and 2001, Mr. Rosenzweig served as President, Chief Executive Officer and a Director of MTS Ltd. Between 1996 and 1998 Mr. Rosenzweig served as Vice President Marketing and Sales of GMA Communications Ltd., prior to which Mr. Rosenzweig was President and Chief Executive Officer of Sogo Electronics Ltd., from 1989 until 1996. Mr. Rosenzweig holds a B.Sc degree in Electronics Engineering and an M.B.A. degree, both from the Tel Aviv University.

           MS. DAFNA GRUBER has been our Chief Financial Officer since 1997 and our Controller between 1996 and 1997. Ms. Gruber was a controller at Lannet, a worldwide leading data communications company subsequently acquired by Lucent from 1993 to 1996. Ms. Gruber has a B.A. degree in Accounting and Economics from Tel Aviv University and is a certified public accountant since 1991.

           MR. ZVI HARNIK was appointed as Executive Vice President in April 2000 and since our merger with Floware has served as Executive Vice President - Research and Development. Prior to this period, Mr. Harnik served as Vice President of Research and Development in Midbartech from September 1999 to April 2000. Prior to joining Midbartech, Mr. Harnik served as our Vice President of Research and Development from 1997 to 1999. From 1987 to 1997, Mr. Harnik served as Engineering and Research Director of Lannet. Mr. Harnik managed the design of an Ethernet switching system that received the Rothschild prize for innovation in 1995. Mr. Harnik has a B.Sc.E.E. degree from the Technion.

           MR. BENNY GLAZER joined us as Vice President of Corporate Sales in August 1999. From 1998 to 1999, Mr. Glazer served as Director of Business Development for ESC Medical Systems Ltd., a manufacturer of medical lasers. During 1996 and 1997, Mr. Glazer served as President and CEO of NuLAN Technologies, a manufacturer of videoconferencing systems. In 1995, he was the President and CEO of North Hills, a data communications company, until its acquisition by Nbase. From 1985 to 1994, he served as Vice President of International Sales of Fibronics, a LAN and fiber optic networking equipment manufacturer. Mr. Glazer has a B.Sc. degree in Electronic Engineering from Ben Gurion University and a M.B.A. degree from Tel Aviv University.

B.         COMPENSATION

           The aggregate direct labor costs associated with all of our directors and executive officers as a group (13 persons) for the year ended December 31, 2002 (including persons who served as directors or executive officers for only a portion of 2002, and whether or not serving as such as of December 31, 2002) was approximately $1.5 million. This amount includes approximately $178,000 which was set aside or accrued to provide pension, retirement, social security or similar benefits. The amount does not include amounts expended by us for vehicles made available to our officers, expenses, including business travel, professional and business association dues and expenses, reimbursements to directors and officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Our directors who are not officers received an aggregate of $123,010 in compensation in 2002. As of December 31, 2002, our directors and executive officers held outstanding options to purchase an aggregate of 2,072,959 ordinary shares, at exercise prices ranging from $0.639 to $5.79, with expiration dates ranging from January 1, 2007 to May 1, 2011. Of these options, options to purchase 1,710,576 ordinary shares were granted pursuant to our share option plans or assumed in connection with our merger with Floware and options to purchase 362,383 ordinary shares were outstanding pursuant to an agreement between us and the grantee. In addition, as part of an option exchange program that was conducted in September 2002, as more fully described below under "- E.
- Share Ownership - Share Option Plans," options to purchase an aggregate of 3,288,230 ordinary shares previously held by directors and executive officers were cancelled in September 2002. On March 23, 2003, options to purchase an aggregate of 1,918,386 ordinary shares were issued to these directors and executive officers as part of the option exchange program. The exercise price per share in each of these option grants was $2.02, which was the closing price of our ordinary shares as reported by the Nasdaq National Market on March 21, 2003, the last trading day prior to the date of the grant.

           On March 23, 2003, options to purchase an aggregate of additional 1,323,671 ordinary shares were issued to our directors and executive officers at an exercise price of $2.02.

C.         BOARD PRACTICES

APPOINTMENT OF DIRECTORS AND TERMS OF OFFICERS

           Our directors, other than our external directors, are elected by our shareholders at an annual general shareholders' meeting and hold office until the next annual general shareholders' meeting which is required to be held at least once in every calendar year, but not more than fifteen months after the last preceding annual general shareholders' meeting. Until the next annual general shareholders' meeting, shareholders may elect new directors to fill vacancies in, or increase the number of the members of the board of directors in a special meeting of the shareholders. Our board of directors may appoint any person as a director temporarily to fill any vacancy created in the board of directors. Any director so appointed may hold office until the first general shareholders' meeting convened after the appointment and may be re-elected. The appointment and terms of office of all our executive officers are determined by our board of directors, except that the appointment of the chairman of the board of directors, the chief executive officer and the president must also be approved by the shareholders. The terms of office of the directors must be approved, under the Companies Law, by the audit committee, the board of directors and the shareholders.

SERVICE CONTRACTS OF DIRECTORS

           None of our directors has the right to receive any benefit upon termination of his or her office or any service contract he or she may have with us.

EXTERNAL DIRECTORS

           We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two independent, or external directors. A person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment as external director, or had, during the preceding two years, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

               o    an employment relationship;

               o a business or professional relationship maintained on a regular basis;

               o    control; and

               o    service as an office holder.

           A person may not serve as an external director if that person's position or other business creates, or may create, a conflict of interests with the person's responsibilities as an external director or may adversely impact such person's ability to serve as an external director. Under the Companies Law, each committee of a company's board of directors is required to include at least one external director. The term of office of an external director is three years and may be extended for an additional three years. The external directors must be elected by the majority of the shareholders in a general meeting, provided that either such majority includes at least one-third of the shares of non-controlling shareholders voted on the matter, or the total shares of non-controlling shareholders voted against the election does not represent more than one percent of the voting rights in the company. Until the lapse of two years from his or her termination of office, a company may not engage an external director to serve as an office holder and may not employ or receive professional services from that person, either directly or indirectly, including through an entity controlled by that person.

           On July 30, 2001, our shareholders elected, effective as of August 1, 2001, the effective time of our merger with Floware, Dr. Orna Berry and Ms. Robin Hacke, both of whom satisfy the requirements of the Companies Law, as external directors of the company. We have appointed the external directors to the committees of our board of directors as required by law.

AUDIT COMMITTEE

           Pursuant to the Companies Law, the board of directors of a public company must appoint an audit committee. The responsibilities of the audit committee include monitoring the management of the company's business and suggesting appropriate courses of action, as well as approving related party transactions as required by law. The audit committee must be comprised of at least three directors, including all of the external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing to the company services on a regular basis, or a controlling shareholder or his relative. In addition, pursuant to the rules of the Nasdaq National Market and US securities law requirements, our audit committee assists the board of directors in fulfilling its responsibilities for the integrity of our financial reports; serves as an independent and objective monitor of our financial control systems; and provides an open avenue of communication with the board for and among the independent auditors, internal audit and financial and executive management. The members of our audit committee are Mr. Hanigal, Dr. Berry and Ms. Hacke.

INTERNAL AUDITOR

           The Companies Law also requires the board of directors of a public company to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company's acts comply with the law and orderly business procedure. The internal auditor may be an employee of the company but may not be an affiliate or office holder, or a relative of any affiliate or office holder, and may not be a member of the company's independent accounting firm or its representative. Mr. Eyal Weitzman, CPA, serves as our internal auditor.

FIDUCIARY DUTIES OF OFFICE HOLDERS; APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

           The Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The office holder's duty of care includes a duty to use reasonable means to obtain information on the advisability of a given action brought for his approval or performed by him by virtue of his position, and all other significant information pertaining to those actions. The duty of loyalty requires an office holder to act in good faith and for the company's benefit, and includes avoiding any conflict of interest between the office holder's position in the company and any other position held by him or his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and disclosing to the company any information or documents relating to the company's affairs that the office holder has received as a result of his position as an office holder. Each person listed in the table under "--Directors and Senior Management" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors and, with respect to indemnification and insurance of these office holders, also require audit committee approval. Arrangements regarding the compensation of directors require audit committee, board of directors and shareholder approvals.

           The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. This would include disclosure of a personal interest of the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants, and their spouses, as well as of any corporation in which the office holder or his or her relative is a 5% or greater shareholder, director or general manager or in which he or she or his or her relative has the right to appoint at least one director or the general manager, but does not include a personal interest arising solely from the holding itself of shares of the company. Disclosure is not required if the transaction is not an extraordinary transaction, that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, and in which the office holder's personal interest results solely from the personal interest of his or her relative. Once the office holder complies with his or her disclosure requirement, if the transaction is not an extraordinary transaction, the Companies Law provides that only the approval of the board of directors is required unless the articles of association provide otherwise. Approval of these types of transactions is conditioned on the transaction not being adverse to the company's interest. If the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by the board of directors. A director, who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee, may generally not be present at this meeting or vote on this matter. However, a director may be present at a meeting of the board of directors or audit committee and participate in the vote despite having a personal interest in the transaction under consideration, if most of the directors or most of the members of the audit committee, as the case may be, have a personal interest in the transaction. If most of the directors have a personal interest in a transaction, the transaction also requires shareholder approval.

DISCLOSURE OF PERSONAL INTERESTS OF A CONTROLLING SHAREHOLDER

           The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company. A controlling shareholder may include a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Subject to exceptions specified in regulations promulgated under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder or employee, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company in a general meeting, provided that either such majority include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting, or the total shareholdings of those who have no personal interest in the transaction that vote against the transaction does not represent more than one percent of the voting rights in the company. For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions."

EXCULPATION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Our articles of association provide that, to the extent permitted by the Companies Law, we may indemnify our office holders for liability or expense incurred by an office holder as a result of an act done by him in his capacity as an office holder, as follows:

               o financial liability imposed on him in favor of another person by a court judgment, including a settlement judgment or an arbitrator's award approved by a court; and

               o reasonable litigation expenses, including attorney's fees, expended by an office holder or charged to him by a court, in proceedings filed against him by us or on our behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal charge of which he was convicted of a crime that does not require a finding of criminal intent.

           The Companies Law and our articles of association provide that, subject to certain limitations, we may undertake in advance to indemnify our office holders.

           Our articles of association provide that, to the extent permitted by the Companies Law, we may enter into a contract for the insurance of the liability of our office holders in respect of a liability imposed on an office holder as a result of an act done by him in his capacity as an office holder, in any of the following:

               o    a breach of his duty of care to us or to another person;

               o a breach of his duty of loyalty to us, provided that he acted in good faith and had reasonable grounds to assume that his act would not harm us; or

               o financial liability imposed upon him in favor of another person.

           These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify or procure insurance for an office holder for:

               o a breach of the duty of loyalty, unless the office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company;

               o    an intentional or reckless breach of the duty of care;

               o an act done with the intent to unlawfully realize personal gain; or

               o    a criminal fine or penalty imposed on the office holder.

           In addition, our articles of association provide that, to the extent permitted by the Companies Law, we may exculpate an office holder in advance from liability, in whole or in part, for damages resulting from a breach of his duty of care to us.

           We have obtained directors and officers liability insurance for the benefit of our office holders.

           Following approval by our audit committee, board of directors and shareholders' meeting, in 2001 we entered into agreements with our directors and officers, or office holders, under which we undertook to indemnify and exculpate our office holders. In connection with our merger with Floware, we have also assumed similar agreements entered into between Floware and its officer holders. The indemnification agreements provide that we will indemnify an office holder for any expenses incurred by the office holder in connection with any claims (as these terms are defined in the agreements) that fall within one or more categories of indemnifiable events listed in the agreements, related to any act or omission of the office holder while serving as an office holder of our company (or serving or having served, at our request, as an employee, consultant, office holder or agent of any subsidiary of our company, or any other corporation or partnership). In addition, under these agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us, to the maximum extent permitted by law.

           At present, we are not aware of any pending litigation or proceeding involving an office holder where indemnification would be required or permitted under the indemnification agreements.

COMMITTEES

           Our board of directors has established compensation and audit committees. The compensation committee, which consists of Mr. Dovrat, Dr. Barel and Dr. Berry, assists the board of directors in administering our share option plans and other issues relating to employee compensation. The audit committee, which consists of Mr. Hanigal, Dr. Berry and Ms. Hacke, exercises the powers conferred upon it by the Companies Law, as described above under "Audit Committee."

D.         EMPLOYEES

           In April 2003, in connection with the acquisition of most of the assets and assumption of related liabilities of InnoWave, we hired approximately 150 former employees of InnoWave. Of these new employees, 53 were employed in research and development, 51 in operations, 40 in sales and marketing and 6 in administration and management.

           As of December 31, 2002, we had 579 employees, of which 571 were full-time employees and 8 were part-time employees. Of all employees, 213 were engaged in research and development, 163 in operations, 164 in sales and marketing and 39 in administration and management. Of our full-time employees as of December 31, 2002, 461 were located in Israel, 68 in the United States and 42 at our other branch offices. During 2002, we terminated the employment of approximately 60 employees, in light of continuing adverse market conditions in the telecommunications equipment industry.

           As of December 31, 2001, we had 554 full-time employees and 9 part-time employees. Of the full time employees, 227 were engaged in research and development, 118 in operations, 167 in sales and marketing and 42 in administration and management. Of our full-time employees as of December 31, 2001, 448 were located in Israel, 59 in the United States and 47 at our other branch offices. During 2001 we terminated the employment of approximately 200 employees, in light of adverse market conditions in the telecommunications equipment industry.

           As of December 31, 2000, we had 441 full-time employees and 19 part-time employees. Of the full time employees, 153 were engaged in research and development, 113 in operations, 155 in sales and marketing and 20 in administration and management. Of our full-time employees as of December 31, 2000, 309 were located in Israel, 97 in the United States and 35 in our other branch offices.

           We consider our relations with our employees to be excellent and have never experienced any strikes or work stoppages. Substantially all of our employees have employment agreements and none are represented by a labor union.

           We are subject to labor laws and regulations in Israel and in other countries where our employees are located. Although our Israeli employees are not parties to any collective bargaining agreement, we are subject to certain provisions of collective bargaining agreements among the Government of Israel, the General Federation of Labor in Israel and the Coordinating Bureau of Economic Organizations, including the Industrialists' Association, that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the work day, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment.

           We contribute funds on behalf of our employees to an individual insurance policy known as Managers' Insurance. This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee's base salary, and we contribute between 13.3% and 15.8% of the employee's base salary. Full-time employees who are not insured in this way are entitled to a pension fund to which the employee contributes an amount ranging from 5% to 5.5% of such employee's base salary, and we contribute an amount ranging from 5% to 14.33% of the employee's base salary, or alternatively, to a savings account, to which the employee and the employer each make a monthly contribution of 5% of the employee's base salary. We also provide our employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of the employee's base salary, and we contribute an amount of up to 7.5% of the employee's base salary. We also provide our employees with additional health insurance coverage for instances of severe illnesses.

           Israeli employers, including us, are required to provide salary increases as partial compensation for increases in the Israeli consumer price index. The specific formula for such increases varies according to agreements reached among the Government of Israel, the Manufacturers' Association and the General Federation of Labor in Israel. Employees and employers also are required to pay predetermined sums, which include a contribution to provide a range of social security benefits.

MANAGEMENT EMPLOYMENT AGREEMENTS

           We maintain written employment agreements with substantially all of our key employees. These agreements provide, among other matters, for monthly salaries, our contributions to Managers' Insurance and an Education Fund and severance benefits. Most of our agreements with our key employees are subject to termination by either party upon the delivery of notice of termination as provided therein.

E.         SHARE OWNERSHIP

           The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of June 1, 2003. The percentage of outstanding ordinary shares is based on 51,530,688 ordinary shares outstanding as of June 1, 2003.

                            NUMBER OF             PERCENTAGE OF OUTSTANDING
    NAME                  ORDINARY SHARES              ORDINARY SHARES
----------------          ----------------        -------------------------
Aharon Dovrat                   200,000                         *
Dr. Meir Barel                  212,309                         *
Zvi Slonimsky                   100,000                         *
Tzvi Friedman                      --                          --
Amir Rosenzweig                    --                          --
Dafna Gruber                       --                          --
Zvi Harnik                         --                          --
Benny Glazer                       --                          --
Amnon Yacoby                  1,649,050                       3.2%
Benny Hanigal                   177,430(1)                      *
Anthony Maher                    40,651                         *
Dr. Orna Berry                     --                          --
Robin Hacke                         536                         *

------------------------
*          Less than 1%.

(1)  The ordinary shares are held in trust for Mr. Hanigal.

           As of June 1, 2003, the directors and executive officers listed above, as a group, held options to purchase 5,315,016 of our ordinary shares at a weighted average exercise price of $2.39 with expiration dates ranging from January 2007 to May 2011. The voting rights of our directors and executive officers do not differ from the voting rights of other holders of our ordinary shares.

SHARE OPTION PLANS

           Pursuant to resolutions of our board of directors, a total of 20,588,178 ordinary shares have been reserved for the granting of options to our employees, officers, directors and consultants pursuant to our share option plans. These options have been reserved pursuant to our 2002 Global Share Option Plan, or the 2002 Plan, Key Employee Share Incentive Plan (1994), as amended, Key Employee Share Incentive Plan (1996), Key Employee Share Incentive Plan
(1997), 1999 U.S. Stock Option Plan, Floware's Key Employee Share Incentive Plan
(1996) and an option agreement with a director.

           In addition, in connection with our merger with Floware, each option to purchase Floware ordinary shares outstanding pursuant to Floware's Employee Stock Option Plan was converted into an option to purchase, on the same terms and conditions as applied to the Floware option (subject to any applicable accelerated vesting or other provisions as were triggered in connection with the merger), a number of Alvarion ordinary shares equal to the number of Floware ordinary shares that the holder of such Floware option was entitled to acquire, multiplied by 0.767 (the exchange ratio in the merger), at an exercise price per share equal to the former exercise price per share under the Floware option, divided by 0.767. In connection with the merger, outstanding options to purchase Floware ordinary shares were converted into options to purchase approximately 5,230,469 of our ordinary shares.

           Options granted under the share option plans generally vest over a period of ranging from three months to four years. Of the options reserved under the share option plans, options to purchase 4,127,639 ordinary shares have been exercised, options to purchase 8,385,700 ordinary shares are available for future grant and options to purchase 8,074,839 ordinary shares, including options issued pursuant to the terms of the Floware merger, were outstanding as of December 31, 2002, at a weighted average exercise price of $3.18 per share. Unless a shorter period is specified in the notice of grant or unless the applicable share option plan has an earlier termination date, each of the 8,074,839 options outstanding expire between eight and ten years from the date of grant.

           The share option plans are administered by the board of directors or by the compensation committee acting by the authority of our board of directors. The board of directors or the compensation committee designates the optionees, dates of grant and the exercise price of options. Each grantee is responsible for all personal tax consequences of the grant and exercise the options. Unless otherwise approved by our board of directors, employees generally may exercise vested options granted under the share option plans for a period of between two weeks and three months following the date of termination of their employment with us or any of our subsidiaries and options that have not vested on the date of termination expire. Under Israeli law, the issuance of options must be approved by our board of directors.

           In September 2002, the board of directors approved an option exchange program. Under the program, holders of options with exercise prices in excess of $4.60 were given the opportunity to voluntarily tender unexercised vested and non-vested stock options previously granted to them, in exchange for replacement options to be granted at a later date. The exchange offer expired on September 20, 2002. Depending upon the exercise price of the options tendered, those participants who elected to tender options under the terms of the program received new options in an amount ranging from 2% to 85% of the number of the options tendered. As a result of the option exchange program, the amount of options outstanding was reduced by approximately 3 million. The exercise prices of the new options is $2.02 per share, which was the closing price of our ordinary shares as reported by the Nasdaq National Market on March 21, 2003, the last trading day prior to the date of the grant, March 23, 2003. The new options were granted under our 2002 Plan, pursuant to which we reserved an aggregate of
8.5 million ordinary shares issuable upon exercise of options. We reduced the number of ordinary shares reserved for issuance upon exercise of options under our other existing option plans by approximately 8.3 million shares.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         MAJOR SHAREHOLDERS

           The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 1, 2003, by each person or entity we know to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of our other shareholders. The percentage of outstanding ordinary shares is based on 51,530,688 ordinary shares outstanding as of June 1, 2003. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the date of this annual report are treated as outstanding only for the purpose of determining the percent owned by such person or group.

                                                           ORDINARY SHARES
                                                          BENEFICIALLY OWNED
                                                          ------------------

             NAME                                          NUMBER        PERCENT
             ----                                          ------        -------
Entities affiliated with Star Ventures(1)                 8,599,752      16.7%

Siemens Aktiengesellschaft(2)                             5,812,495      11.3%
HM Investments, L.P. Group(3)                             2,865,840      5.6%
--------------------------
(1)  Consists of 1,426,609 ordinary shares held by STAR Management of Investment
     (1993) Limited Partnership (Israel Star Partnership); 284,579 ordinary shares held by SVE Star Ventures Enterprises No. II, a German Civil Law Partnership (with limitation of liability) (SVE II); 1,770,788 ordinary shares held by SVE STAR Ventures Enterprises No. III, a German Civil Law Partnership (with limitation of liability) (SVE III); 145,966 ordinary shares held by SVE STAR Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability) (SVE IIIA); 657,764 ordinary shares held by SVM STAR Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG (SVE IV); 1,556,656 ordinary shares held by SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability) (SVE V); 181,338 ordinary shares held by SVM STAR Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2 (SVE VI); 1,644,767 ordinary shares held by SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability) (SVE VII); and 620,232 ordinary shares held by SVM STAR Ventures Management GmbH Nr. 3 (Star Germany) (collectively, the Star Group). Star Germany manages the investments of SVE II, SVE III, SVE IIIA, SVE IV, SVE V, SVE VI and SVE
     VII. SVM Star Venture Capital Management Ltd. (Star Israel) manages the investments of Israel Star Partnership. Dr. Meir Barel, one of our directors, is the sole director and primary owner of Star Germany and Star Israel. Dr. Barel has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by SVE II, SVE III, SVE IIIA, SVE IV, SVE V, SVE VI, SVE VII and Israel Star Partnership. Star Germany has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by SVE II, SVE III, SVE IIIA, SVE IV, SVE V, SVE VI and SVE VII. Star Israel has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by Israel Star Partnership. Dr. Barel disclaims beneficial ownership of all of the shares held by the Star Group. Also includes options to purchase 98,744 ordinary shares held by Dr. Barel which are exercisable within 60 days of June 1, 2003, and 212,309 ordinary shares held directly by Dr. Barel. Entities affiliated with Star Ventures beneficially owned 15.1%, 16.0% and 16.5% of our outstanding share capital as of December 31, 2000, 2001 and 2002, respectively. The number of ordinary shares beneficially owned by entities affiliated with Star Ventures includes approximately 4,556,283 ordinary shares which these entities received, upon completion the merger, in exchange for the Floware ordinary shares they beneficially owned prior to the merger.

(2) Siemens became a shareholder of our company upon the exchange of its shares in Floware, in connection with our merger with Floware. Siemens beneficially owned 12.1% and 11.2% of our outstanding share capital as of December 31, 2001 and 2002, respectively.

(3) Represents 2,666,927 ordinary shares owned by HM Investments, L.P. Benny Hanigal, a director, is a principal owner and director of the general partner of HM Investments, L.P. and, accordingly, has the sole power to vote or direct the vote, and to dispose or direct the disposition of, the shares owned by HM Investments, L.P. Mr. Hanigal disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Includes outstanding options to purchase 21,483 ordinary shares held by Mr. Hanigal, which are exercisable within 60 days of June 1, 2003, and 177,430 ordinary shares held in trust for Mr. Hanigal. HM Investments, L.P. beneficially owned 10.1%, 5.2% and 5.5% of our outstanding share capital as of December 31, 2000, 2001 and 2002, respectively.

           As of June 1, 2003, there were 61 holders of our ordinary shares of record registered with a United States mailing address, including banks, brokers and nominees. As of June 1, 2003, these holders of record held approximately 33,878,249 ordinary shares representing approximately 65.7% of our then outstanding share capital. Because these holders of record include banks, brokers and nominees, the beneficial owners of these ordinary shares may include persons who reside outside the United States.

           To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person or persons severally or jointly and currently there are no arrangements that may, at a subsequent date, result in a change in our control.

B.         RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH SHAREHOLDERS

           As of June 1, 2003, Siemens held 11.3% of our share capital and is one of our major strategic partners. Pursuant to the terms of our merger with Floware we assumed a five-year agreement that Floware had entered into with Siemens in February 2000. We have subsequently entered into a new agreement at arm's-length with Siemens, dated July 23, 2002. Pursuant to that agreement Siemens has undertaken to sell the WALKair 1000 system, the WALKair 3000 system, BreezeACCESS II and BreezeACCESS V as its preferred solutions for the WBA market. Siemens has also undertaken not to use, sell, market or distribute to any of its customers, any existing or future Siemens product, or any product from any other source, which is similar in its function and/or use to either the WALKair 1000 system, the WALKair 3000 system, BreezeACCESS II or BreezeACCESS V except in limited circumstances, including where our systems do not meet a customer's requirements or a customer refuses to purchase our systems. We are currently in the process of finalizing agreements with several local companies affiliated with Siemens to apply the terms of our agreement with Siemens to these companies. Companies affiliated with Siemens accounted for 11.4% of our sales in 2002.

           Our chairman of the board of directors, Aharon Dovrat, is the father of ECI's chairman of the board of directors. Aharon Dovrat and his son have interests in entities that hold approximately 7% of the outstanding capital stock of ECI. To avoid the appearance of any conflict of interest, Aharon Dovrat did not participate in meetings of our board of directors in which the acquisition of InnoWave's assets from ECI was considered and did not vote thereon. Our acquisition of InnoWave's assets is discussed above under "Item 4A--Information on the Company--History and Development of the Company."

C.         INTERESTS OF EXPERTS AND COUNSEL

           Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

           The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

           LEGAL PROCEEDINGS

           A third party has made a demand to enforce an alleged agreement with us under which, we should be the lessee, for the lease of approximately 150,700 square feet. Under the alleged agreement the monthly lease and maintenance payments is approximately $300,000 and the lease is for a period of seven years. The demand is in its opening motion and, yet, it would be premature to assess the likelihood of litigation, nonetheless its outcome. We intend to vigorously defend against the claim in the event that litigation takes place. Although litigation is inherently risky and its results cannot be predicted with a reasonable degree of certainty, we believe that we have good defences against the third party claim which may prevail in court.

           Except as otherwise disclosed in this annual report, we are not a party to any material litigation or arbitration, either in Israel or any other jurisdiction, and we are not aware of any pending or threatened litigation or arbitration that would have a material adverse affect on our business, financial condition or results of operations.

EXPORT SALES

           Export sales constitute a significant portion of our sales. In 2002, export sales were approximately $88.2 million constituting 99.3% of our total sales. For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see "Item 5--Operating and Financial Review and Prospects--Operating Results."

DIVIDEND POLICY

           We have never declared or paid any cash dividend on our ordinary shares. We do not anticipate paying any cash dividend on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and expand our business

B.         SIGNIFICANT CHANGES

           Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2002.

ITEM 9.    THE OFFER AND LISTING

A.         OFFER AND LISTING DETAILS

           The following table sets forth the high and low sales prices for our ordinary shares as reported by the Nasdaq National Market for each full financial year since our initial public offering in March 2000 and as reported by the Tel Aviv Stock Exchange, in NIS, since our ordinary shares commenced trading on the Tel Aviv Stock Exchange in July 2001:



                                          NASDAQ NATIONAL MARKET                          TEL AVIV STOCK EXCHANGE
YEAR                                      HIGH               LOW                          HIGH              LOW
----                                      ----               ---                          ----              ---
2000...........................          $ 53.1250       $ 9.6875                         N.A.              N.A.
2001...........................          $ 17.5000       $ 1.5500                      NIS  21.99            NIS 7.98
2002...........................          $  4.0500       $ 1.6400                      NIS  18.04            NIS 8.54

The following table sets forth the high and low sales price for our ordinary shares as reported by the Nasdaq National Market for each full financial quarter in 2001 and 2002 and as reported by the Tel Aviv Stock Exchange, in NIS, since our ordinary shares commenced trading on the Tel Aviv Stock Exchange in July
2001:


                                          NASDAQ NATIONAL MARKET                          TEL AVIV STOCK EXCHANGE
2001                                      HIGH               LOW                          HIGH              LOW
----                                      ----               ---                          ----              ---
First Quarter..................         $ 17.5000        $ 5.2813                         N.A.              N.A.
Second Quarter.................         $  7.6300        $ 4.0000                         N.A.              N.A.
Third Quarter..................         $  5.7500        $ 1.5500                      NIS  21.99            NIS   7.98
Fourth Quarter.................         $  3.7500        $ 1.6000                      NIS  16.97            NIS   8.62

2002
First Quarter..................         $  4.0500        $ 2.2500                      NIS  18.04            NIS  10.84
Second Quarter.................         $  2.3900        $ 1.8200                      NIS  10.86            NIS   8.99
Third Quarter..................         $  2.2500        $ 1.6400                      NIS  10.59            NIS   7.89
Fourth Quarter.................         $  2.3700        $ 1.8000                      NIS  11.19            NIS   8.54

2003
First Quarter..................         $ 2.3700        $ 1.8000                       NIS   9.59            NIS   8.69

           The following table sets forth the high and low sales price for our ordinary shares as reported by the Nasdaq National Market and the Tel Aviv Stock
Exchange for the most recent six months:

                                          NASDAQ NATIONAL MARKET                          TEL AVIV STOCK EXCHANGE
MONTH                                     HIGH               LOW                          HIGH              LOW
-----                                     ----               ---                          ----              ---
December 2002..................         $ 2.3700         $ 1.9300                      NIS  11.19            NIS   8.54
January 2003...................         $ 2.3700         $ 1.8000                      NIS   9.13            NIS   8.81
February 2003..................         $ 1.9800         $ 1.8400                      NIS   9.41            NIS   8.69
March 2003.....................         $ 1.9400         $ 1.8200                      NIS   9.59            NIS   9.22
April 2003.....................         $ 3.4400         $ 2.1700                      NIS  12.28            NIS  10.15
May 2003.......................         $ 2.6300         $ 2.4800                      NIS  15.70            NIS  11.57


B.         PLAN OF DISTRIBUTION

Not applicable.

C.         MARKETS

           Our ordinary shares began trading on the Nasdaq National Market on March 23, 2000 under the symbol "BRZE." Prior to that date, there was no market for our ordinary shares. On August 1, 2001, upon the completion of our merger with Floware and the change of our name to Alvarion Ltd., our symbol was changed to "ALVR." In July 2001, our ordinary shares began to trade also on the Tel
Aviv Stock Exchange.

D.         SELLING SHAREHOLDERS

Not applicable.

E.         DILUTION

Not applicable.

F.         EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.         SHARE CAPITAL

Not applicable.

B.         MEMORANDUM AND ARTICLES OF ASSOCIATION

           The following is a summary description of certain provisions of our Association and Articles of Association:

           Section 4 of our Articles of Association permits us to engage in any lawful business. Our purpose, as stated in Section 3 of our Articles of Association, is to operate in accordance with business considerations to generate profits (provided, however, that we may donate reasonable amounts to worthy causes, as our board of directors may determine in its discretion, even if such donations are not within the framework of business considerations).

           The Articles of Association permit us to enter into a business transaction with any of the directors of our company or enter into a business transaction with a third party in which a director has a personal interest, subject to compliance with the Companies Law. See "Item 6--Directors, Senior Management and Employees--Board Practices."

           Directors who do not hold other positions in our company and who are not external directors may not receive any compensation from our company, unless such compensation is approved by the general meeting of shareholders, subject to applicable law.

           Our board of directors may, from time to time, in its discretion, cause us to borrow or secure the payment of any sum or sums of money for our purposes, on such terms and conditions as it deems appropriate.

           Shareholders are entitled to receive dividends or bonus shares, upon the recommendation of our board of directors and resolution of our shareholders. The shareholders entitled to receive dividends or bonus shares are those who are registered in the shareholders register on the date of the resolution approving the distribution or allotment, or on such later date, as may be determined in such resolution. Any right to a declared dividend by us to our shareholders terminates after seven years from our declaration of the dividend if such dividend has not been claimed by the shareholder within such time. After seven years the unclaimed dividend will revert back to us.

           Every shareholder has one vote for each share held by such shareholder of record. With certain exceptions, no shareholder is entitled to vote at any general meeting (or be counted as a part of the lawful quorum thereat), unless all calls and other sums then payable in respect of his shares have been paid.

           A shareholder seeking to vote with respect to a resolution that requires that the majority of such resolution's adoption include at least a certain percentage of all those not having a personal interest (as defined in the Companies Law) in it, must notify us at least two business days prior to the date of the general meeting, whether or not he has a personal interest in the resolution, as a condition for his right to vote and be counted with respect to such resolution.

           Upon our liquidation, the liquidator, with the approval of a general meeting of the shareholders, may distribute all or part of the property to our shareholders, and may deposit any part of such property with trustees in favor of the shareholders, as deemed appropriate by the liquidator.

           Rights attached to our ordinary shares, may be modified or abrogated by a resolution adopted at a general meeting of the shareholders by more than 50% of the shareholders who are entitled to vote at the meeting, or an "ordinary majority."

           An annual general meeting of our shareholders, or "annual meeting," must be held once in every calendar year, within a period of not more than 15 months from the preceding annual meeting, either within or outside of Israel. All general meetings of our shareholders other than annual meetings are called "extraordinary meetings." Our board of directors has discretion over when to convene an extraordinary meeting. However, our board of directors must convene an extraordinary meeting upon demand by the lesser number of: (i) any two directors of our company; or (ii) a quarter of the directors of our company, or upon the demand of one or more shareholders holding alone or together at least five percent of the issued share capital of our company. Our board of directors, upon demand to convene an extraordinary meeting, is required to announce the convening of the general meeting within 21 days from the receipt of the demand, provided, however, that the date fixed for the extraordinary meeting may not be more than 35 days from the publication date of the announcement of the extraordinary meeting, or such other period as may be permitted by the Companies Law or the regulations thereunder.

           The shareholders who are entitled to participate and vote at a general meeting are those shareholders who are registered in our shareholders register on the date determined by our board of directors, provided that such date not be more than 21 days, nor less than four days, prior to the date of the general meeting, except as otherwise permitted by the regulations under the Companies Law. Shareholders entitled to attend a general meeting are entitled to receive notice of such meeting at least 21 days prior to the date fixed for such meeting, unless a shorter period is permitted by law.

           There are no limitations imposed by our Articles of Association or the Companies Law on the right to own our shares including the rights of non-resident or foreign shareholders to hold or exercise voting rights of our shares, except with respect to subjects of countries which are in a state of war with Israel.

           Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of our company, as detailed in "Item 3--Key Information--Risk Factors--Risks Relating to Our Location in Israel-Provisions of Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the market price of our ordinary shares."

           The information contained under the heading "Description of Ordinary Shares" in our Registration Statement on Form F-1 (Registration Number 333-11572) is incorporated herein by reference.

           Our transfer agent and register is the American Stock Transfer & Trust Co. and its address is 59 Maiden Lane, New York, NY 10038.

C.         MATERIAL CONTRACTS

           On August 1, 2001, we merged with Floware. As a result of the merger we continued as the surviving company and Floware's separate existence ceased. Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. The transaction was completed on August 1, 2001. Under the terms of the merger agreement, each ordinary share of Floware, outstanding at the effective time of the merger, was automatically exchanged for 0.767 of our ordinary shares.

           Except as otherwise disclosed in this annual report, we have no other material contracts.

D.         EXCHANGE CONTROLS

           Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under the law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

           Dividends, if any, paid to our shareholders, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable U.S. dollars at the rate of exchange prevailing at the time of conversion.

E.         TAXATION

GENERAL

           The following is a discussion of Israeli and United States tax consequences material to our shareholders. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

           Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

ISRAELI TAXATION OF OUR SHAREHOLDERS

           Capital Gains Tax

           Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between inflationary surplus and real gain. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price that is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax in Israel. Real gain accrued before January 1, 2003 is added to ordinary income, which generally is taxed at ordinary rates of 30% to 50% for individuals and 36% for corporations, while real gain accrued on or after January 1, 2003, in accordance with the provisions of the recent tax reform discussed below, generally is taxed at a capital gains rate of 25% for both individuals and corporations. The allocation of the real gain accruals between the periods before and after January 1, 2003 is calculated on a linear basis proportionately to the lengths of such periods.

           Real gain accrued before January 1, 2003 on sales of our ordinary shares purchased in our initial public offering or thereafter, other than sales by entities that are subject to the Inflationary Adjustments Law, as discussed below, generally is exempt from Israeli capital gains tax for so long as (1) our ordinary shares are quoted on the Nasdaq National Market or listed on a stock exchange in a country appearing in a list approved by the Controller of Foreign Currency; and (2) we qualify as an Industrial Company. The Israeli tax authorities might determine that we do not qualify as an Industrial Company. We might not maintain our Nasdaq listing or our status as an Industrial Company in the future.

           On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the "tax reform," came into effect. The tax reform and the regulations promulgated thereunder include, among other things, the imposition of capital gains tax at a rate of 15% on gains derived from and after January 1, 2003 by Israeli residents, from the sale of shares in Israeli companies publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel. This tax rate does not apply to:
(1) dealers in securities, (2) shareholders that report in accordance with the Inflationary Adjustment Law, or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price. Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange, provided such shareholders did not acquire their shares prior to an initial public offering. The provisions of the tax reform do not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

           Furthermore, pursuant to the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, as amended (the U.S.-Israel tax treaty), the sale, exchange or disposition of ordinary shares that are held as a capital asset by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel tax treaty (Treaty U.S. Resident), generally will not be subject to Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable.

          Special Provisions Relating to Taxation Under Inflationary Conditions

           The Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us may be described as follows:

                A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed (soft) assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of its fixed assets, the company may take a deduction from taxable income that reflects the effect of the annual rate of inflation on such excess, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the annual rate of inflation is added to taxable income.

                Subject to limitations set forth in the Inflationary Adjustments Law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

                Gains on sales of traded securities are taxable under the Inflationary Adjustments Law.

          Taxation of Non-Resident Holders of Our Shares

           Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. Such sources of income include passive income such as dividends, royalties, interest and capital gain, as well as non-passive income from business conducted in Israel. Unless a different rate is provided in a treaty between Israel and the shareholder's country of residence, dividends, other than bonus shares or stock dividends, not generated by an Approved Enterprise are subject to income tax at the rate of 25%, which is withheld at source. Under the U.S.-Israel tax treaty, these distributions to a Treaty U.S. Resident are subject to income tax at a maximum rate of 25%, or 12.5% if the Treaty U.S. resident is a U.S. corporation and holds at least 10% of our voting power. Dividends distributed from income generated by an Approved Enterprise are subject to 15% tax, which is withheld at source.

           For information with respect to the applicability of Israeli capital gains taxes to the sale of our ordinary shares by United States residents, see "--Israeli Taxation of our Shareholders--Capital Gains Tax," above.

           UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES

           The following is a discussion of the material United States federal income tax consequences applicable to "U.S. Holders" (as defined below) who beneficially own our ordinary shares. The discussion is based on the Internal

Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations promulgated thereunder, and existing administrative rulings and court decisions in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. It is assumed that U.S. Holders of our ordinary shares hold such stock as a capital asset within the meaning of Section 1221 of the Code, that is, generally for investment. This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular U.S. Holder of our ordinary shares in light of his or her circumstances or to a U.S. Holder of our ordinary shares subject to special treatment under United States federal income tax law, including, without limitation:

          o banks, other financial institutions, "financial services entities," insurance companies or mutual funds;

          o broker-dealers, including dealers in securities or currencies, or taxpayers that elect to apply a mark-to-market method of accounting;

          o shareholders who hold our ordinary shares as part of a hedge, straddle, or other risk reduction, constructive sale or conversion transaction;

          o    tax-exempt entities;

          o    persons who have a functional currency other than the U.S.
               dollar;

          o taxpayers that are subject to the alternative minimum tax provisions of the Code;

          o persons who have owned at any time or who own, directly, indirectly, constructively or by attribution, five percent or more of either the total value or total voting power of our share capital;

          o partnerships, other passthrough entities, or persons who hold our ordinary shares in a partnership or other passthrough entity;

          o certain expatriates or former long-term residents of the United States; and

          o shareholders who acquired our ordinary shares pursuant to the exercise of an employee stock option or right or otherwise as compensation.

           In addition, not discussed is the application of either: (i) foreign, state or local tax laws on the ownership or disposition of our ordinary shares; or (ii) United States federal and state estate and/or gift taxation.

           As used in this section, the term "U.S. Holder" refers to any beneficial owner of our ordinary shares that is any of the following:

          o a citizen or resident of the United States for United States federal income tax purposes;

          o a corporation (or other entity treated as a corporation under United States federal income tax purposes) created or organized in the United States or under the laws of the United States or of any State or the District of Columbia;

          o an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

          o a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all of such trust's substantial decisions; and

          o a trust if the trust were in existence and qualified as a "United States person," within the meaning of the Code, on August 20, 1996 under the law as then in effect and elected to continue to be so treated.

           Dividend Distributions

           Subject to the discussion below under the heading "Passive Foreign Investment Company Status," to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, a distribution made with respect to our ordinary shares (including the amount of any Israeli withholding tax thereon) will be includible for United States federal income tax purposes in the income of a U.S. Holder as a taxable dividend. To the extent that such distribution exceeds our earnings and profits and provided that we were not a passive foreign investment company, or PFIC, as to such U.S. Holder, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in our ordinary shares and thereafter as taxable capital gain. Dividends paid by our company generally will not be eligible for the dividends received deduction allowed to corporations under the Code. Dividends paid in a currency other than the U.S. dollar will be includible in income of a U.S. Holder in a U.S. dollar amount based on the spot rate of exchange on the date of receipt, without reduction for any Israeli taxes withheld at source, regardless of whether the payment is in fact converted into U.S. dollars on such date. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

           Subject to certain conditions and limitations set forth in the Code, U.S. Holders generally will be able to elect to claim a credit against their United States federal income tax liability for any Israeli withholding tax deducted from dividends received in respect of our ordinary shares. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares will be treated as income from sources outside the United States and generally will constitute foreign source "passive income." In lieu of claiming a tax credit, U.S. Holders may instead claim a deduction for foreign taxes withheld, subject to certain limitations.

           THE RULES RELATING TO THE DETERMINATION OF THE AMOUNT OF FOREIGN INCOME TAXES THAT MAY BE CLAIMED AS FOREIGN TAX CREDITS ARE COMPLEX AND U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE WHETHER AND TO WHAT EXTENT A CREDIT WOULD BE AVAILABLE.

           Sale or Exchange

           Subject to the discussion below under the heading "Passive Foreign Investment Company Status," upon the sale or exchange of our ordinary shares, a U.S. Holder generally will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized in consideration for the sale or exchange of our ordinary shares and the U.S. Holder's adjusted tax basis in our ordinary shares which is usually the U.S. dollar cost of the ordinary shares. Provided we were not a PFIC as to such U.S. Holder, such gain or loss generally will be long-term capital gain or loss if our ordinary shares have been held for more than one year on the date of the sale or exchange. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. Any gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes. In addition, a U.S. Holder who receives foreign currency upon the sale or exchange of our ordinary shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

           Passive Foreign Investment Company Status

           Generally a foreign corporation is treated as a PFIC for United States federal income tax purposes if either:

          o 75% or more of its gross income (including the pro rata gross income of any company (U.S. or foreign) in which such corporation is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income; or

          o 50% or more of the average value of its gross assets (including the pro rata fair market value of the assets of any company in which such corporation is considered to own 25% or more of the ordinary shares by value) during the taxable year produce or are held for the production of passive income in the taxable year, generally referred to as the "asset test."

           As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the recent decline in the market price of our ordinary shares, there is a risk that we could be classified as a PFIC, for United States federal income tax purposes. Based upon our market capitalization during each year prior to 2001, we do not believe that we were a PFIC for any such year and, based upon an independent valuation of our assets as of the end of each quarter of 2001 and based upon our valuation of our assets for 2002, we do not believe that we were a PFIC for 2001 or 2002 despite the relatively low market price of our ordinary shares during much of that year.

           If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held our shares and such holder failed to make either a "QEF election" or a "mark-to-market election" (as described below) for the first taxable year during which we were a PFIC and the U.S. Holder held our shares:

          o gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain distributions in respect of our ordinary shares would be taxable as ordinary income;

          o the U.S. Holder would be required to allocate such dividend income and/or disposition gain ratably over such holder's entire holding period for such of our ordinary shares;

          o the amount allocated to each year other than (i) the year of the dividend payment or disposition and (ii) any year prior to our becoming a PFIC, would be subject to tax at the highest individual or corporate marginal tax rate, as applicable, in effect for that year, and an interest charge would be imposed with respect to the resulting tax liability;

          o the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received in respect of, and gain recognized on dispositions of, our ordinary shares; and

          o any U.S. Holder who acquired our ordinary shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to fair market value for such shares. Instead, such U.S. Holder beneficiary would have a tax basis equal to the decedent's basis, if lower than the fair market value.

           Although a determination as to a corporation's PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year generally will cause the above described consequences to apply for all future years to U.S. Holders who held shares in the corporation at any time during a year when the corporation was a PFIC and who made neither a QEF election nor mark-to-market election (as discussed below) with respect to such shares with their tax return for the year that included the last day of the corporation's first taxable year as a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC during the U.S. Holder's holding period that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S. Holders who realize gain on their disposition of shares in the PFIC.

           In the event that we are deemed to be a PFIC for 2002, if a U.S. Holder makes a valid QEF election with respect to our ordinary shares for 2002:

          o the U.S. Holder would be required for each taxable year, including and subsequent to 2002, for which we are a PFIC to include in income such holder's pro-rata share of our: (i) net ordinary earnings as ordinary income; and (ii) net capital gain as long-term capital gain, in each case computed under U.S. federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge;

          o the U.S. Holder would not be required under these rules to include any amount in income for any taxable year during which we do not have ordinary earnings or net capital gain; and

          o the U.S. Holder would not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC.

           The QEF election is made on shareholder-by-shareholder basis. Thus, any U.S. Holder of our ordinary shares can make its own decision whether to make a QEF election. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, using the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return. In order to permit our shareholders to make a QEF election, we must supply them with certain information. We will supply U.S. Holders with the information needed to report income and gain pursuant to the QEF election in the event that we are classified as a PFIC for any taxable year and will supply such additional information as the IRS may require in order to enable U.S. Holders to make the QEF election. It should be noted that U.S. Holders may not make a QEF election with respect to warrants or rights to acquire our ordinary shares, and that certain classes of investors (for example, consolidated groups and grantor trusts) are subject to special rules regarding the QEF election.

           Under certain circumstances, a U.S. Holder may also obtain treatment similar to that afforded a shareholder who has made a timely QEF election by making an election in a year subsequent to the first year during the U.S. Holder's holding period that we are classified as a PFIC to treat such holder's interest in our company as subject to a deemed sale on the first day of the first QEF year for an amount equal to its fair market value and recognizing gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions, described above and thereafter treating such interest in our company as an interest in a QEF. In addition, under certain circumstances U.S. Holders may make a retroactive QEF election, but may be required to file a protective statement currently to preserve their ability to make a retroactive QEF election.

           Alternatively, a U.S. Holder of shares in a PFIC can elect to mark the shares to market annually, recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, an amount equal to the difference between the shareholder's adjusted tax basis in the PFIC stock and its fair market value. Ordinary loss is recognized only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years. As with the QEF election, a U.S. Holder who makes a mark-to-market election would not be subject to deemed rateable allocations of gain, the interest charge, and the denial of basis step-up at death (described above). Subject to our shares ever ceasing to be marketable, a mark-to-market election is irrevocable without obtaining the consent of the IRS and would continue to apply even in years that we were no longer a PFIC. However, under proposed regulations which would be effective when finalized, a U.S. Holder who makes a mark-to-market election would not include mark-to-market gain or loss under these rules for any taxable year in which we are not a PFIC and we are not treated as a PFIC with respect to such U.S. Holder.

           U.S. HOLDERS OF OUR ORDINARY SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE PFIC RULES, INCLUDING THE ADVISABILITY, PROCEDURE AND TIMING OF MAKING A QEF ELECTION, IN CONNECTION WITH THEIR HOLDING OF OUR ORDINARY SHARES, INCLUDING WARRANTS OR RIGHTS TO ACQUIRE OUR ORDINARY SHARES.

           Information Reporting and Backup Withholding

           U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on our ordinary shares. In addition, U.S. holders of our ordinary shares are subject to backup withholding (currently at a rate of 30%) upon any dividends paid in the United States on our ordinary shares, unless they:

          o furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on an IRS Form W-9; or

          o    are otherwise exempt from backup withholding.

           U.S. Holders are subject to information reporting on proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares and also to backup withholding (currently at a rate of 30%) on such proceeds unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

           Backup withholding is not an additional tax. The amount of any backup withholding is allowable as a credit against the U.S. Holder's United States federal income tax liability, provided that such holder provides the requisite information to the Internal Revenue Service.

F.         DIVIDENDS AND PAYING AGENTS

Not applicable.

G.         STATEMENT BY EXPERTS

Not applicable.

H.         DOCUMENTS ON DISPLAY

           We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfil the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room. A copy of each report submitted in accordance with applicable United States law is also available for public review at our principal executive offices.

           In addition, the Securities and Exchange Commission maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. We began filing our reports through the EDGAR system in November 2002.

I.         SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

           We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenue and expenses are transacted in U.S. dollars. A portion of our expenses, however, are denominated in NIS. During 2001 and 2002, in order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we used currency forward contracts and put and call options. We hedge the majority of our forecasted expenses denominated in NIS. Our hedging program reduces, but does not always entirely eliminate, the impact of foreign currency rate movements. We have, based on our past experience, concluded that there is no material foreign exchange rate exposure.

           Our investment portfolio includes held to maturity marketable securities. Since we generally do not intend to sell these securities before maturity date, we do not attempt to reduce our exposure to changes in interest rates.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. TO D.   Not applicable.

E.         USE OF PROCEEDS

           The effective date of the registration statement (No. 333-11572) for our initial public offering of our ordinary shares, par value NIS 0.01 per share, was March 22, 2000. The offering commenced on March 23, 2000, and terminated after the sale of all the securities registered. The managing underwriter of the offering was CIBC World Markets. We registered 5,750,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter's over-allotment option. We sold all of the 5,750,000 ordinary shares at an aggregate offering price of $115 million ($20.00 per share). Under the terms of the offering, we incurred underwriting discounts of approximately $8 million. We also incurred other expenses of approximately $3.2 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $104 million. None of the net proceeds was paid, directly or indirectly, to any of our directors or officers, or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. From March 23, 2000 to December 31, 2002 the net offering proceeds were used to finance the continued growth of our business and for general corporate purposes.

ITEM 15.   CONTROLS AND PROCEDURES

           (a) We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the periods specified in the rules and forms of the Securities and Exchange Commission. Such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

           Within 90 days prior to the filing date of this annual report on Form 20-F, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

           (b) There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation in connection with the preparation of this annual report on Form 20-F.

ITEM 16.   [RESERVED]

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.   FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.   EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.   Description
-----------   -----------

1.1 Memorandum of Association (English translation accompanied by Hebrew original)*

1.2           Articles of Association*

1.3 Certificate of Name Change (English translation accompanied by Hebrew original)****

2.1           Form of Ordinary Share Certificate*****

2.2           Form of Warrant*

4.1           Key Employee Share Incentive Plan (1994)*

4.2           Key Employee Share Incentive Plan (1996)*

4.3           Key Employee Share Incentive Plan (1997)*

4.4           1999 U.S. Stock Option Plan*

4.5           Floware Employee Stock Option Plan****

4.6           2002 Global Share Option Plan*******

4.7           Lease Agreement, dated April 16, 2000, between the
              Registrant and Bet Dror Ltd. And Ziviel Investments Ltd. (English summary accompanied by Hebrew original)*

4.8 Amended Manufacturing Agreement, dated February 6, 2000, between the Registrant and R.H. Electronics Ltd.*

4.9 Registration Rights Agreement, dated as of November 4, 1999, between the Registrant and the Shareholders party thereto, as amended on January 18, 2000*

4.10 Agreement and Plan of Merger, dated as of April 5, 2001, among Floware Wireless Systems Ltd. and the Registrant ***

4.11          Form of Indemnity Agreement for Directors and Executive
              Officers******

4.12 Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original)******

4.13 Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and Ceragon Networks Ltd. (English summary accompanied by Hebrew original)******

8             Subsidiaries of Alvarion Ltd.

12.1          Consent of Kost, Forer & Gabbay

12.2 Certification of the Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to

12.3 Section 906 of the Sarbanes-Oxley Act of 2002. Certification of the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

-----------------
* Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).

** Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-12294).

*** Incorporated herein by reference to the Registration Statement on Form F-4 (File No. 333-13606).

**** Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786)

***** Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142)

****** Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2001

******* Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-104070)

                                   SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                 ALVARION LTD.

                                                     /s/ Zvi Slonimsky
                                                 By: Zvi Slonimsky
                                                     Chief Executive Officer
Date:  June 25, 2003

                                 CERTIFICATIONS
I, Zvi Slonimsky, certify that:

1. I have reviewed this annual report on Form 20-F of Alvarion Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

           a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

           b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

           c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

           a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

           b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003
                                                /s/ Zvi Slonimsky
                                                Zvi Slonimsky
                                                Chief Executive Officer

                                 CERTIFICATIONS
I, Dafna Gruber, certify that:

1. I have reviewed this annual report on Form 20-F of Alvarion Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

           a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

           b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

           c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

           a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

           b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003
                                             /s/ Dafna Gruber
                                             Dafna Gruber
                                             Chief Financial Officer

                       ALVARION LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2002


                                 IN U.S. DOLLARS




                                      INDEX




                                                               PAGE
                                                               ----

 REPORT OF INDEPENDENT AUDITORS                                F-2

 CONSOLIDATED BALANCE SHEETS                                F-3 - F-4

 CONSOLIDATED STATEMENTS OF OPERATIONS                         F-5

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                 F-6

 CONSOLIDATED STATEMENTS OF CASH FLOWS                      F-7 - F-8

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                F-9 - F-36



                                  - - - - - - -

ERNST & YOUNG

                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                                  ALVARION LTD.



           We have audited the accompanying consolidated balance sheets of Alvarion Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


           In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.






Tel-Aviv, Israel                                   /s/ KOST FORER & GABBAY
February 4, 2003                               A Member of Ernst & Young Global

                                             ALVARION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                       DECEMBER 31,
                                                                                       --------------------------------------------
                                                                                               2001                    2002
                                                                                       --------------------     -------------------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                                             $          31,802        $         22,356
   Short-term bank deposits                                                                         65,305                       -
   Marketable securities (Note 3)                                                                   56,019                  41,199
   Trade receivables (net of allowance for doubtful accounts of $ 830 and $ 918 as of
     December 31, 2001 and 2002, respectively)                                                      17,079                  11,750
   Other accounts receivable and prepaid expenses (Note 4)                                           9,273                   4,872
   Inventories (Note 5)                                                                             31,064                  27,502
                                                                                       --------------------     -------------------

 Total current assets                                                                              210,542                 107,679
                                                                                       --------------------     -------------------

 LONG-TERM INVESTMENTS:
   Long-term bank deposits                                                                               -                  43,748
   Marketable securities (Note 3)                                                                   29,843                  55,360
   Severance pay fund                                                                                3,217                   3,732
                                                                                       --------------------     -------------------

 Total long-term investments                                                                        33,060                 102,840
                                                                                       --------------------     -------------------

 PROPERTY AND EQUIPMENT, NET (Note 6)                                                               11,153                  11,116
                                                                                       --------------------     -------------------

 CURRENT TECHNOLOGY, NET (Note 7)                                                                   15,600                  13,200
                                                                                       --------------------     -------------------

 GOODWILL                                                                                           37,240                  37,240
                                                                                       --------------------     -------------------

 Total assets                                                                            $         307,595        $        272,075
                                                                                       ====================     ===================



The accompanying notes are an integral part of the consolidated financial statements.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS EXCEPT SHARE DATA

                                                                                                        DECEMBER 31,
                                                                                            -------------------------------------
                                                                                                  2001                 2002
                                                                                            -----------------    ----------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
 Trade payables                                                                               $       23,224       $      15,847
 Other accounts payable and accrued expenses (Note 8)                                                 19,947              17,595
                                                                                            -----------------    ----------------

 Total current liabilities                                                                            43,171              33,442
                                                                                            -----------------    ----------------

 LONG-TERM LIABILITIES:

 Accrued severance pay                                                                                 4,945               5,446
 Other long-term liabilities (Note 10)                                                                 5,228               5,357
                                                                                            -----------------    ----------------

 Total long-term liabilities                                                                          10,173              10,803
                                                                                            -----------------    ----------------

 COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

 SHAREHOLDERS' EQUITY (Note 13):
 Share capital -
 Ordinary shares of NIS 0.01 par value:
 Authorized: 85,080,000 shares as of December 31, 2001 and 2002;
   Issued: 54,649,268 shares and 55,011,202 shares as of December 31, 2001 and
   2002, respectively; Outstanding:54,649,268 and 51,915,629 shares as of
   December 31, 2001 and 2002, respectively                                                              141                 142
 Additional paid-in capital                                                                          370,853             370,978
 Treasury shares at cost                                                                                   -             (6,543)
 Deferred stock compensation                                                                         (1,165)               (488)
 Accumulated deficit                                                                               (115,578)           (136,259)
                                                                                            -----------------    ----------------

 Total shareholders' equity                                                                          254,251             227,830
                                                                                            -----------------    ----------------

 Total liabilities and shareholders' equity                                                   $      307,595       $     272,075
                                                                                            =================    ================



The accompanying notes are an integral part of the consolidated financial statements.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                                         YEAR ENDED DECEMBER 31,
                                                                      -------------------------------------------------------------
                                                                             2000                 2001                  2002
                                                                      ------------------    -----------------     -----------------
 Sales (Notes 16 and 17)                                               $        101,460      $        98,968       $        88,849
 Cost of sales                                                                   55,608               59,484                55,120
 Write-off of excess inventory and provision for inventory purchase
     commitments                                                                      -               53,881                   250
                                                                      ------------------    -----------------     -----------------

 Gross profit (loss)                                                             45,852             (14,397)                33,479
                                                                      ------------------    -----------------     -----------------

 Operating expenses:
 Research and development, net (Note 18a)                                        12,473               21,096                24,077
 Amortization of current technology                                                   -                1,200                 2,400
 Selling and marketing                                                           26,226               30,258                26,570
 General and administrative                                                       4,132                6,226                 6,018
 Amortization of deferred stock compensation (Note 18b)                              18                  726                   580
 In-process research and development write-off                                        -               26,300                     -
 Merger expenses                                                                      -                2,841                     -
 Restructuring costs (Note 9)                                                         -                5,437                 1,102
 One-time expense related to a settlement of an OCS program (Note 10)                 -                6,535                     -
                                                                      ------------------    -----------------     -----------------

 Total operating expenses                                                        42,849              100,619                60,747
                                                                      ------------------    -----------------     -----------------

 Operating income (loss)                                                          3,003            (115,016)              (27,268)
 Financial income, net (Note 18c)                                                 7,031                8,540                 6,587
 Other expenses (Note 18d)                                                            -              (3,535)                     -
                                                                      ------------------    -----------------     -----------------

 Net income (loss)                                                     $         10,034      $      (110,011)      $      (20,681)
                                                                      ==================    =================     =================

 Basic net earnings (loss) per share (Note 15)                         $           0.40      $         (2.80)      $        (0.38)
                                                                      ==================    =================     =================

 Diluted net earnings (loss) per share (Note 15)                       $           0.33      $         (2.80)      $        (0.38)
                                                                      ==================    =================     =================


The accompanying notes are an integral part of the consolidated financial statements.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                              NUMBER OF
                                                         SHARES OUTSTANDING
                                                   -------------------------------                                      ADDITIONAL
                                                      PREFERRED        ORDINARY       PREFERRED        ORDINARY          PAID-IN
                                                       SHARES           SHARES          SHARES          SHARES           CAPITAL
                                                   ---------------  --------------  --------------  ---------------  ---------------
 Balance at January 1, 2000                             3,372,172      11,720,872    $          8    $          38    $      39,472
 Net income                                                     -               -               -                -                -
 Issuance of Ordinary shares, net                               -       7,900,000               -               19          175,319
 Exercise of warrants                                           -         417,676               -                1            1,585
 Exercise of employee stock options                             -       1,347,428               -                4            1,172
 Conversion of Preferred shares into Ordinary
   shares                                             (3,372,172)       6,744,344             (8)               16              (8)
 Issuance of warrants to a customer                             -               -               -                -              444
 Amortization of deferred stock compensation                    -               -               -                -                -
                                                   ---------------  --------------  --------------  ---------------  ---------------

 Balance at December 31, 2000                                   -      28,130,320               -               78          217,984
 Net loss                                                       -               -               -                -                -
 Exercise of employee stock options                             -       1,837,925               -                4            2,161
 Compensation in respect of shares granted to
   former directors                                             -               -               -                -              185
 Issuance of shares, options and warrants
   pursuant to the merger of Floware and
   exchange of options to employees                             -      24,681,023               -               59          150,594
 Cancellation of deferred stock compensation
   due to termination of employment                             -               -               -                -             (71)
 Amortization of deferred stock compensation                    -               -               -                -                -
                                                   ---------------  --------------  --------------  ---------------  ---------------

 Balance at December 31, 2001                                   -      54,649,268               -              141          370,853

 Net loss                                                       -               -               -                -                -
 Exercise of employee stock options                             -         361,934               -                1              222
 Purchase of Treasury shares                                    -     (3,095,573)               -                -                -
 Cancellation of deferred stock compensation
   due to termination of employment                             -               -               -                -             (97)
 Amortization of deferred stock compensation                    -               -               -                -                -
                                                   ---------------  --------------  --------------  ---------------  ---------------

 Balance at December 31, 2002                                   -      51,915,629    $          -    $         142    $     370,978
                                                   ===============  ==============  ==============  ===============  ===============

The accompanying notes are an integral part of the consolidated financial statements.

                                      F-6(a)
** TABLE CONTINUED... **

                                             ALVARION LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                         DEFERRED                                 TOTAL
                                                       TREASURY            STOCK           ACCUMULATED        SHAREHOLDERS'
                                                        SHARES         COMPENSATION          DEFICIT             EQUITY
                                                    ---------------  -----------------  -----------------  ------------------
 Balance at January 1, 2000                           $          -    $          (18)    $      (15,601)     $        23,899
 Net income                                                      -                  -             10,034              10,034
 Issuance of Ordinary shares, net                                -                  -                  -             175,338
 Exercise of warrants                                            -                  -                  -               1,586
 Exercise of employee stock options                              -                  -                  -               1,176
 Conversion of Preferred shares into Ordinary
   shares                                                        -                  -                  -                   -
 Issuance of warrants to a customer                              -                  -                  -                 444
 Amortization of deferred stock compensation                     -                 18                  -                  18
                                                    ---------------  -----------------  -----------------  ------------------

 Balance at December 31, 2000                                    -                  -            (5,567)             212,495
 Net loss                                                        -                  -          (110,011)           (110,011)
 Exercise of employee stock options                              -                  -                  -               2,165
 Compensation in respect of shares granted to
   former directors                                              -                  -                  -                 185
 Issuance of shares, options and warrants
   pursuant to the merger of Floware and
   exchange of options to employees                              -            (2,100)                  -             148,553
 Cancellation of deferred stock compensation
   due to termination of employment                              -                 71                  -                   -
 Amortization of deferred stock compensation                     -                864                  -                 864
                                                    ---------------  -----------------  -----------------  ------------------

 Balance at December 31, 2001                                    -            (1,165)          (115,578)             254,251

 Net loss                                                        -                  -           (20,681)            (20,681)
 Exercise of employee stock options                              -                  -                  -                 223
 Purchase of Treasury shares                               (6,543)                  -                  -             (6,543)
 Cancellation of deferred stock compensation
   due to termination of employment                                                97                  -                   -
 Amortization of deferred stock compensation                     -                580                  -                 580
                                                    ---------------  -----------------  -----------------  ------------------

 Balance at December 31, 2002                         $    (6,543)    $         (488)    $      (136,259)    $       227,830
                                                    ===============  =================  =================  ==================


The accompanying notes are an integral part of the consolidated financial statements.

                                      F-6(b)
** TABLE COMPLETE **

                                             ALVARION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                           YEAR ENDED DECEMBER 31,
                                                                        -----------------------------------------------------------
                                                                            2000                  2001                  2002
                                                                        ---------------     -----------------     -----------------
Cash flows from operating activities:
Net income (loss)                                                       $       10,034        $     (110,011)       $      (20,681)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
  Depreciation                                                                   1,861                 3,302                 3,575
  Amortization of deferred stock compensation                                       18                   864                   580
  Amortization of deferred stock compensation to customer                          444                     -                     -
  Compensation in respect of shares granted to former directors                      -                   185                     -
  Interest and amortization of premium on held-to-maturity marketable
   securities, bank deposits and other long-term liabilities                   (3,012)                   394                   261
  Loss (gain) due to sale and impairment of held-to-marurity marketable
   securities                                                                        -                   407                  (13)
  Write-off of property and equipment                                                -                 1,123                     -
  Expenses related to a settlement of an OCS program                                 -                 6,535                     -
  In-process research and development write-off                                      -                26,300                     -
  Amortization of current technology                                                 -                 1,200                 2,400
  Write-off of investment                                                            -                 3,500                     -
  Decrease (increase) in trade receivables                                    (12,094)                13,562                 5,329
  Decrease (increase) in other accounts receivable and prepaid expenses        (5,831)                 1,598                 4,401
  Decrease (increase) in inventories                                          (35,569)                32,380                 3,562
  Increase (decrease) in trade payables                                         14,160              (17,693)               (6,976)
  Increase (decrease) in other accounts payable and accrued expenses            11,011               (1,592)               (1,962)
  Accrued severance pay, net                                                       604                 (160)                  (14)
  Others                                                                           (5)                    35                    27
                                                                        ---------------     -----------------     -----------------

Net cash used in operating activities                                         (18,379)              (38,071)               (9,511)
                                                                        ---------------     -----------------     -----------------

Cash flows from investing activities:
  Purchase of property and equipment                                           (4,617)               (6,023)               (4,260)
  Proceeds from sale of property and equipment                                      14                   145                    34
  Proceeds from maturity of bank deposits                                       28,251               147,881                74,568
  Investment in bank deposits                                                 (78,742)             (136,810)              (52,821)
  Investment in held-to-maturity marketable securities                       (184,509)             (132,323)             (135,350)
  Proceeds from maturity of held-to-maturity marketable securities              84,707               157,719               114,854
  Proceeds from sale of held-to-maturity marketable securities                       -                 6,973                 9,478
  Investment in other long-term investment                                     (3,500)                     -                     -
  Cash and cash equivalents resulted (used) pursuant to the merger of
   Floware (a)                                                                       -                23,566                 (118)
                                                                        ---------------     -----------------     -----------------

Net cash provided by (used in) investing activities                          (158,396)                61,128                 6,385
                                                                        ---------------     -----------------     -----------------

Cash flows from financing activities:
  Proceeds from issuance of Ordinary shares and exercise of options and
   warrants, net                                                               178,560                 2,165                   223
  Purchase of treasury shares                                                        -                     -               (6,543)
                                                                        ---------------     -----------------     -----------------

Net cash provided by (used in) financing activities                            178,560                 2,165               (6,320)
                                                                        ---------------     -----------------     -----------------

Increase (decrease) in cash and cash equivalents                                 1,785                25,222               (9,446)
Cash and cash equivalents at the beginning of the year                           4,795                 6,580                31,802
                                                                        ---------------     -----------------     -----------------

Cash and cash equivalents at the end of the year                        $        6,580        $       31,802        $       22,356
                                                                        ===============     =================     =================


The accompanying notes are an integral part of the consolidated financial statements.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                          YEAR ENDED DECEMBER 31,
                                                                       ------------------------------------------------------------
                                                                             2000                  2001                 2002
                                                                       -----------------    -----------------     -----------------
 Supplemental disclosure of cash flows activities:

 Cash paid during the year for interest                                  $          137       $          358        $           41
                                                                       =================    =================     =================


 Non- cash and cash equivalents investing and financing transactions:

 Purchase of property and equipment against trade payables                          777                  882                   481
 Accrued issuance expenses                                                        (460)                    -                     -
                                                                       -----------------    -----------------     -----------------

                                                                         $          317       $          882        $          481
                                                                       =================    =================     =================


 (a)           Cash and cash equivalents from the merger of Floware (see also
               Note 1c):

           Net fair value of the assets acquired and liabilities assumed at the merger date was as follows:

           Working capital, net (excluding cash and cash equivalents short-term
               bank deposits and marketable securities)                                   $       (9,865)
           Short-term bank deposits and marketable securities                                    (31,902)
           Property and equipment                                                                 (3,507)
           Accrued severance pay, net                                                                 509
           In-process research and development                                                   (26,300)
           Current technology                                                                    (16,800)
           Goodwill                                                                              (37,240)
           Deferred stock compensation                                                            (2,100)
                                                                                         -----------------

                                                                                                (127,205)
           Issuance of Ordinary shares, options and warrants, net                                 150,653
           Accrued expenses related to the merger                                                     118
                                                                                         -----------------

                                                                                          $        23,566
                                                                                         =================


The accompanying notes are an integral part of the consolidated financial statements.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-   GENERAL

           a. Alvarion Ltd. together with its worldwide subsidiaries ("the Company") is a provider of wireless broadband connectivity infrastructure. The company's solutions are used by telecom carriers, service providers and private network operators worldwide. The Company's products provide a wireless telecom alternative to wired access solutions used to provide broadband data and voice services for subscribers in the "last mile" of connectivity and for feeding cellular networks and private networks. The Company's product offerings provide a range of integrated wireless broadband and wideband solutions by market segment and frequency band, designed to address the various business models of carriers and service providers. The Company's products operate in licensed and license-free bands ranging from 2.4 GHz to 26 GHz.

                      As for geographic markets and major customers, see Note
                      16.

                      On August 1, 2001, following by a merger with Floware Wireless Systems Ltd., the Company changed its name from BreezeCOM Ltd. to Alvarion Ltd.

           b.         Alvarion Ltd. has nine active wholly-owned subsidiaries:
                      in the United States ("Alvarion Inc."), in the United Kingdom ("Alvarion UK Ltd."), in France ("Alvarion SARL France ") in Romania ("Alvarion SRL"), in Brazil ("Floware Do Brasil LTDA."), in Hong-Kong ("Alvarion Asia Pacific Ltd."), in Germany ("Alvarion GmbH"), in Japan ("Alvarion Japan KK") and a new subsidiary which was established during 2002 in Uruguay ("Alvarion Uruguay S.A.").

           c.         Merger with Floware:

                      Effective August 1, 2001, Floware Wireless Systems Ltd. ("Floware") was merged into the Company in a stock-for-stock transaction. The merger has been accounted for under Statement of Financial Accounting Standard No. 141 "Business Combinations" ("SFAS No. 141") using the purchase method of accounting.

                      Floware, developed, manufactured and sold fixed broadband wireless access systems used mainly by telecommunications carriers that connect primarily business customers in the "last mile" of connectivity.

                      The Company determined the fair value of the issued Ordinary shares using Emerging Issues Task Force No. 99-12 "Determination of the Measurement Date For the Market Price of Acquirer Securities Issued in a Purchase Business Combination" ("EITF No. 99-12"). According to EITF No. 99-12 the fair value is determined based on the average market price of the Company's Ordinary shares a few days before and after the announcement date.

                      The total purchase price of the merger was approximately $ 155,377.

                      The purchase price consisted of issuance of 24,681,023 of the Company's Ordinary shares (at an estimated fair value of $130,316), options to purchase 5,230,469 of the Company's Ordinary Shares (at an estimated fair value of $ 19,612), a warrant to purchase 416,174 of the Company's Ordinary shares (at an estimated fair value of $ 725) and merger-related expenses of approximately $ 4,724. The allocation of the purchase price based on the fair value of assets acquired and liabilities assumed was as follows:

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-   GENERAL (CONT.)

                         Net tangible assets                                                   $        72,937
                         Intangible assets:
                           Goodwill                                                                     37,240
                           Current technology                                                           16,800
                         Deferred stock-based compensation                                               2,100
                         In-process research and development                                            26,300
                                                                                              -----------------

                         Total                                                                 $       155,377
                                                                                              =================

                      The amounts allocated to current technology are amortized on a straight-line basis over seven years.

                      The amount allocated to deferred stock-based compensation relates to the intrinsic value of the unvested Floware stock options assumed. The Floware stock options generally vested over a period of four years and accordingly, this deferred stock-based compensation is amortized over the remaining vesting period of the individual awards as of the merger date.

                      The amount allocated to in-process research and development ("IPRD") was determined based on an appraisal performed by an independent third party and was expensed upon consummation of the merger in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"), because technological feasibility had not been established and no future alternative use existed for it.

                      The operations of Floware are included in the consolidated statements from the effective date.

                      The unaudited pro forma information below assumes that the merger had been consummated on January 1, 2000 and January 1, 2001 and includes the effect of amortization of current technology and the deferred stock-based compensation from that date. The impact of non-recurring charges for purchased IPRD has been excluded, as it does not represent a continuity expense. This data is presented for information purposes only and is not necessarily indicative of the results of future operations or the results that would have been achieved had the acquisition taken place on that date. The pro forma information is as follows:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------------
                                                                                        2000                  2001
                                                                                 -------------------   -------------------
                         Net revenues                                              $       139,937       $       137,099
                                                                                 ===================   ===================

                         Net income (loss)                                         $        12,410       $      (130,848)
                                                                                 ===================   ===================

                         Basic and diluted net earnings (loss) per share           $         2.50        $       (2.43)
                                                                                 ===================   ===================

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-   GENERAL (CONT.)

           d.         Inventories write-off:

                      The Company periodically assesses its inventories valuation in accordance with dead and slow moving items, revenue forecasts and technological obsolescence. When inventories on hand exceed the foreseeable demand or become obsolete, the value of excess inventory, which at the time of the review was not expected to be sold, is written off.

                      During 2001, the Company recorded inventories write-offs in a total amount of $ 45,281 and additional $ 8,600 related to the Company's commitments to purchase inventories no longer required. As of December 31, 2002, approximately $ 3,400 of the provision for inventories purchases commitments is included in the trade payables balance.

                      During 2002, the Company recorded an inventories write-off in a total amount of $ 250.

           e.         Restructuring:

                      As for restructuring costs, see Note 9.


NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES

           The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

           a.         Use of estimates:

                      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

           b.         Financial statements in U.S. dollars ("dollars"):

                      A majority of the Company's revenues are generated in dollars. In addition, a substantial portion of the Company's costs are denominated and determined in dollars. The Company's management believes that the dollar is the primary currency in the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

                      Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of the Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as appropriate.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           c.         Principles of consolidation:

                      The consolidated financial statements include the accounts of Alvarion Ltd. and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

           d.         Cash equivalents:

                      Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with maturities of three months or less at the date acquired.

           e.         Short-term and long-term bank deposits:

                      Bank deposits with maturities of more than three months and up to one year are included in short-term bank deposits. Bank deposits with maturities of one year or more are included in long-term bank deposits. As of December 31, 2002, most of the bank deposits are in U.S. dollars and bear interest at a weighted average interest rate of 3.6%. The deposits are presented at their cost, including accrued interest.

           f.         Marketable securities:

                      The Company accounts for its investments in marketable securities using Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

                      Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost.

                      In the years ended December 31, 2001 and 2002 all securities covered by SFAS No. 115 were designated by the Company's management as held-to-maturity.

                      The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, interest and declines in value that are other-than-temporary, are included in the statements of operations as financial income or expenses, as appropriate. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the statements of operations.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           g.         Inventories:

                      Inventories are stated at the lower of cost or market value. Cost is determined as follows:

                      Raw materials and components - using the "weighted moving average cost" method. Work in process and finished products is based on the raw material and components used and the cost of production including: Labor and overhead are calculated on a periodic average basis, which approximates actual costs including direct and indirect manufacturing costs and related overhead.

                      Inventory write offs have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts (see also Note 1d).

           h.         Property and equipment, net:

                      Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                                  %
                                                      --------------------------

          Office furniture and equipment                        7 - 15
          Computers and manufacturing equipment                 20 - 33
          Motor vehicles                                          15
          Leasehold improvements                      Over the term of the lease

           i.         Impairment of long-lived assets:

                      The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, no impairment losses have been identified.

           j.         Goodwill and current technology:

                      Goodwill - the Company assesses the carrying value of goodwill in accordance with Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS No, 142") under which goodwill acquired in a business combination for which the date is on or after July 1, 2001, should not be amortized.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                      SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to the Company as a single reporting unit as defined under SFAS No. 142, was tested for impairment by comparing its fair value with its carrying value. Fair value is determined using discounted cash flows and market multiples. Estimates used in the methodologies include future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples.

                      During 2002, the Company performed the required transitional and annual impairment tests of goodwill's fair value. Based on management projections, expected future undiscounted operating cash flows and market multiples, no indication of goodwill impairment was identified.

                      Current technology - Statement No. 142 also requires that intangible assets acquired in a business combination for which the date is on or after July 1, 2001, should be amortized over their useful life using a method of amortization to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The acquired current technology from Floware's merger is being amortized over a period of seven years on the straight-line method.

           k.         Income taxes:

                      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

           l.         Accounting for stock-based compensation:

                      The Company has elected to follow Accounting Principles Board Statement No. 25, "Accounting for Stock Options Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                      In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148, "Accounting for Stock Based Compensation Transmission and Disclosure - an amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                      effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB No. 25 (see also Note 13).

                      Pro forma information regarding the Company's net income
                      (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

                      The fair value for options granted in 2001 and 2002 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                                       2000                  2001                 2002
                                                                 -----------------     -----------------    -----------------
       Dividend yield                                                   0%                    0%                   0%
       Expected volatility                                              49%                   84%                  53%
       Risk-free interest                                              6-7%                 2.5-5%                1.5%
       Expected life of up to                                         4 years               4 years              4 years


       Pro forma information under SFAS No. 123, is as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------------------------------
                                                                           2000                  2001                  2002
                                                                     -----------------     -----------------     ----------------
       Net income (loss) available to Ordinary shares - as
          reported                                                    $        10,034       $      (110,011)      $      (20,681)
       Add - stock-based employee compensation - intrinsic value                   18                   864                  580
       Deduct - stock-based employee compensation -fair value                  (4,850)              (12,182)              (7,618)
                                                                     -----------------     -----------------     ----------------
       Pro forma:
          Net income (loss)                                           $         5,202       $      (121,329)      $      (27,719)
                                                                     =================     =================     ================
          Earning per share:
            Earning (loss) as reported                                $          0.40       $         (2.80)      $        (0.38)
                                                                     =================     =================     ================
            Diluted as reported                                       $          0.33       $         (2.80)      $        (0.38)
                                                                      =================     =================     ================

       Pro forma basic earnings (loss)                                $          0.21       $         (3.09)      $        (0.51)
                                                                      =================     =================     ================
       Pro forma diluted earnings (loss)                              $          0.17       $         (3.09)      $        (0.51)
                                                                     =================     =================     ================

                      The Company applies SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           m.         Revenue recognition:

                      The Company generates revenues mainly from selling its products indirectly through distributors and OEMs and directly to end-users.

                      Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collectibility is reasonably assured.

                      The Company generally does not grant a right of return. However, the Company does grant to certain distributors limited rights of return on unsold products. As a result of significant decline in the demand for the Company's products, since the third quarter of 2001, the Company has deferred recognizing revenues on shipments to such distributors until they resell the Company's products to their customers.

                      Prior thereto, for distributors that had such rights of return, the Company analyzed and monitored inventory levels and distributors' sales based on inventory lists and point of sale reports received on each balance sheet date from these distributors. The Company has experienced that such distributors maintained an inventory of at least one month's supply of products to allow them to serve the demands of their customers. Therefore, the Company deferred revenue recognition for inventory held by a distributor that exceeded its estimate of that distributor's monthly amount of sales. The Company calculated one month of sales based on the distributor's actual sales in the prior quarter.

                      The Company generally does not grant a right of return to its OEMs and end users. In certain instances, when such a right has been granted, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

           n.         Warranty costs:

                      The Company offers a twelve to twenty-four months warranty period for defective products for all of its products. The specific terms and conditions of those warranties vary depending upon the product sold and customer it is sold to. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units, historical rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

           o.         Research and development:

                      Research and development costs, net of grants received, are charged to the statement of operations as incurred.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           p.         Grants and participants:

                      The Company received royalty bearing and non-royalty bearing grants from the Government of Israel for the funding of certain approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of costs incurred and included as a deduction from research and development costs.

                      As for a one-time expense related to a settlement of an OCS program, see Note 10.

           q.         Severance pay:

                      The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet

                      The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these policies is recorded as an asset in the Company's balance sheet. Severance pay expenses for the years ended December 31, 2000, 2001 and 2002, were $ 1,254, $ 4,787 and $ 2,787, respectively.

           r.         Advertising expenses:

                      Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002, were $ 296, $
                      1,138 and $ 351, respectively.

           s.         Basic and diluted net earnings (loss) per share:

                      Basic net earnings (loss) per share is calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is calculated based on the weighted average number of Ordinary share equivalents outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

                      All outstanding stock options and warrants in 2001 and 2002 have been excluded from the calculation of the diluted net earnings (loss) per Ordinary shares because all of these securities were anti-dilutive.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                      The total weighted average number of shares (in thousands) related to the outstanding options, warrants and convertible preferred shares that were excluded from the calculations of diluted net earnings (loss) per share because these securities are anti-dilutive was 377 for the year ended December 31, 2000, 12,743 for the year ended December 31, 2001 and 14,314 for the year ended December 31, 2002. (See also Note 13h).

           t.         Concentration of credit risk:

                      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, long-term bank deposits, marketable securities and trade receivables.

                      The majority of the Company's cash and cash equivalents, short-term bank deposits and long-term bank deposits are invested in U.S. dollars deposits with major U.S., European and Israeli bank institutions. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

                      The Company's marketable securities include investments in debentures of U.S. corporations. Management believes that those corporations are financially sound, the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

                      The Company's trade receivables are derived from sales to customers located primarily in North and Latin America, Europe and the Far East. Regarding most of its credit balances, the Company is covered by foreign trade risk insurance. Management is of the opinion that, the allowance for doubtful accounts adequately covers anticipated losses in respect of its accounts receivable credit risks. An allowance for doubtful accounts is determined with respect to accounts that have been determined by the Company to be doubtful of collection.

                      Allowance for doubtful account expenses for the years ended December 31, 2000, 2001 and 2002, were $ 256, $ 200 and $ 88, respectively.

                      As for derivative financial instruments, see Note 11.

           u.         Fair value of financial instruments:

                      The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

                      The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair values, due to the short-term maturities of these instruments.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                      The fair value of marketable securities are based on quoted market prices (see Note 3).

                      The fair value of long-term bank deposits and long-term liabilities was estimated by discounting the future cash flows, using rate currently available for deposits and for the long-term liabilities of similar terms and maturity. The carrying amount of the Company's long-term bank deposits and long-term liabilities approximates their fair value.

                      The fair value of derivative instruments is estimated by obtaining current quotes from banks.

           v.         Derivative instruments:

                      Statement of Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value.

                      For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

           w.         Reclassification:

                      Certain amounts from prior years referring to balances of inventory, trade receivables, trade payable, other accounts payable and accrued expenses have been reclassified to conform with the current period presentation.

           x.         Impact of recently issued accounting standards:

                      In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                      requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company can not estimate the impact of the adoption of SFAS No. 146 on its results of operations or financial position.

                      In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.


NOTE 3:-   MARKETABLE SECURITIES

           The following is a summary of held to maturity marketable securities:

                                                                                                               ESTIMATED
                                                                            GROSS              GROSS              FAIR
                                                                          UNREALIZED         UNREALIZED          MARKET
                                                   AMORTIZED COST           GAINS              LOSSES            VALUE
                                                 ------------------- ------------------  -----------------  -----------------
           December 31, 2001:
             U.S. corporate debentures:
             Maturing within one year             $       56,019      $         709       $        (26)      $     56,702
             Maturing within one to two years             29,843                551               (135)            30,259
                                                 ------------------- ------------------  -----------------  -----------------

                                                  $       85,862      $       1,260       $       (161)      $     86,961
                                                 =================== ==================  =================  =================
           December 31, 2002:
             U.S. corporate debentures:
               Maturing within one year           $       41,199      $         612       $         (7)      $     41,804
               Maturing within one to two years           55,360                810                (14)            56,156
                                                 ------------------- ------------------  -----------------  -----------------

                                                  $       96,559      $       1,422       $        (21)      $     97,960
                                                 =================== ==================  =================  =================

           The Company sold held-to-maturity marketable securities during the years ended December 31, 2001 and 2002 amounting to $ 6,973 and $ 9,478, including net gains (losses) amounting to $ (307) and $ 13, respectively.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 4:-   OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                                                       DECEMBER 31,
                                                                          --------------------------------------
                                                                                2001                 2002
                                                                          -----------------    -----------------
                   Government authorities                                   $        1,556       $        2,307
                   Prepaid expenses                                                  2,194                1,190
                   Others                                                            5,523                1,375
                                                                          -----------------    -----------------

                                                                            $        9,273       $        4,872
                                                                          =================    =================


NOTE 5:-   INVENTORIES

                Raw materials and components                                 $        9,658       $       10,320
                Work in process                                                      12,632               10,121
                Finished products                                                     8,774                7,061
                                                                           -----------------    -----------------
                                                                           -----------------    -----------------

                                                                             $       31,064       $       27,502
                                                                           =================    =================
                 See also Note 1d.


NOTE 6:-   PROPERTY AND EQUIPMENT

                 Cost:
                  Office furniture and equipment                             $        1,608       $         1,566
                  Computers and manufacturing equipment                              13,503                16,806
                  Motor vehicles                                                         77                    33
                  Leasehold improvements                                              1,920                 2,182
                                                                           -----------------    ------------------

                                                                                     17,108                20,587
                                                                           -----------------    ------------------
                 Accumulated depreciation:
                  Office furniture and equipment                                        312                   451
                  Computers and manufacturing equipment                               5,251                 8,389
                  Motor vehicles                                                         34                    18
                  Leasehold improvements                                                358                   613
                                                                           -----------------    ------------------

                                                                                      5,955                 9,471
                                                                           -----------------    ------------------

                 Depreciated cost                                            $       11,153       $        11,116
                                                                           =================    ==================


NOTE 7:-   CURRENT TECHNOLOGY

                 Intangible assets related to the merger with Floware

                 Current technology - cost                                  $      16,800       $        16,800
                 Accumulated amortization                                           1,200                 3,600
                                                                          ----------------    ------------------

                 Amortized cost                                             $      15,600       $        13,200
                                                                          ================    ==================

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:-   CURRENT TECHNOLOGY (CONT.)

           Current technology amortization expenses amounted to $ 1,200 and $ 2,400 for the years ended December 31, 2001 and 2002, respectively. The estimated amortization expenses for each of the five succeeding years will be $ 2,400.


NOTE 8:-   OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                                                 DECEMBER 31,
                                                                                    ---------------------------------------
                                                                                          2001                  2002
                                                                                    ----------------     ------------------
        Employees and payroll accruals                                                $       6,508        $         6,061
        Royalties payable and current maturities of the long-term debt to the OCS             2,135                  3,571
        Allowance for restructuring costs                                                     1,972                    616
        Provision for merger related expenses                                                 2,726                    707
        Warranty provision                                                                    2,640                  1,202
        Accrued expenses                                                                      2,685                  4,072
        Others                                                                                1,281                  1,366
                                                                                    ----------------     ------------------

                                                                                      $      19,947        $        17,595
                                                                                    ================     ==================


NOTE 9:-   RESTRUCTURING COSTS

           During 2001, the Company announced that it was implementing a cost reduction plan including the layoff of approximately 200 employees. The Company recorded a charge of $ 5,437. The cash and non-cash elements of the restructuring charge are $ 4,314 and $ 1,123, respectively.

           On November 5, 2002, the Company announced that it was implementing an additional plan intended to further reduce costs and increase efficiencies. As part of the cost reduction initiative, approximately 60 employees were laid off. The Company recorded restructuring charges of $ 1,102.

           The Company has accounted for the 2002 and 2001 restructuring plans in accordance with EITF 94-3, "Liability Recognition for Certain Employee Benefits and Other Cost to Exit an Activity (Including Certain Cost in Restructuring)" and Staff Accounting Bulletin No. 100 "Restructuring and Impairment Charges ("SAB No. 100"), except for the 2001 write down of long-lived assets, which has been accounted for in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121").

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:-   RESTRUCTURING COSTS (CONT.)

           As of December 31, 2002, the major components of the 2001 and 2002 restructuring plans charges are as follows:

                                                                                                            BALANCE
                                                                               UTILIZED                      AS OF
                                                     ORIGINAL     ----------------------------------      DECEMBER 31,
                                                     ACCRUALS           CASH            NON-CASH              2002
                                                 ---------------- ----------------- ----------------  --------------------
           Write-down of long lived assets        $        1,123   $            -    $       1,123     $          -
           Employees termination benefits                  3,830             3,453                -                   377
           Lease abandonment                               1,359             1,217                -                   142
           Other                                             227               130                -                    97
                                                 ---------------- ----------------- ----------------  --------------------

                                                  $        6,539   $        4,800    $       1,123     $        616
                                                 ================ ================= ================  ====================


NOTE 10:-  OTHER LONG-TERM LIABILITIES

           Through December 2001, the Company participated in royalties bearing programs sponsored by the Israeli Government for the support of research and development activities. The Company had obtained grants from the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade ("the OCS") and was obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects. The obligation to pay royalties was contingent on actual sales of the products funded.

           In December 2001, the Company entered into an agreement with the OCS for early payment of all royalties arising from future sales with respect to previous research and development grants to the Company. Under the arrangement, the Company settled its outstanding contingent royalty commitment, regardless of actual future sales level. As a result of this agreement, the Company recorded a one-time operating charge of $ 6,535 with respect to the payments, which the Company is obligated to the OCS.

           Under the arrangement, the repayment to the OCS could be made over a period of five years from the date of settlement. The amount is linked to Customer Price Index ("CPI") and bears annual interest of 4%.

           Such an arrangement enables the Company to participate in a new OCS programs under which it will be eligible to receive research and development grants for research and development projects without any royalty repayment obligations.

           Royalties paid or accrued before entering to the above OCS arrangement, for the years ended December 31, 2000, 2001 and 2002 amounted to $ 2,872, $2,425 and $ 0, respectively, were recorded under selling and marketing expenses.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:-  DERIVATIVE FINANCIAL INSTRUMENTS

           To hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS with put and call options (zero - cost collar). These option contracts are designated as cash flow hedges, as defined by SFAS No. 133 and are all effective. As of December 31, 2001 and 2002, the zero-cost collar expired.

           In addition, the Company entered into forward foreign exchange contracts to hedge certain trade payable payments denominated in foreign currency. The purpose of the Company's foreign currency hedging activities is to protect the Company from changes in the foreign exchange rate .

           During 2001 and 2002, the Company purchased forward contracts to hedge a portion of its NIS trade payables for a period of one to three months. These forward contracts are not designated as hedging instruments as defined by SFAS No. 133.

           The fair value amount of the forward contracts as of December 31, 2001 and 2002 were immaterial.

           The notional amount of the hedged NIS trade payables balance as of December 31, 2002 is $ 5,500.


NOTE 12:-  COMMITMENTS AND CONTINGENT LIABILITIES

           a. Premises occupied by the Company are leased under various lease agreements. The lease agreements for the premises in Israel and the U.S. will expire in May 2006 and November 2004, respectively.

                      The Company has leased various motor vehicles under operating lease agreements. These leases expire in fiscal year 2005.

                      Future minimum rental payments under non-cancelable leases for the year ending December 31, are as follows:

                                               RENTAL OF                LEASE OF
                                               PREMISES              MOTOR VEHICLES
                                          -------------------     --------------------
                         2003              $        2,245          $        1,755
                         2004                       2,164                     956
                         2005                       2,015                     431
                         2006                         632                       -
                                          -------------------     --------------------

                                           $        7,056          $        3,142
                                          ===================     ====================

                      Total rental expenses for the years ended December 31, 2000, 2001 and 2002, were $ 1,161, $ 2,925 and $ 3,594, respectively. Motor vehicle leasing expenses for the years ended December 31, 2000, 2001 and 2002, were $ 813,
                      $ 1,453 and $ 2,041, respectively.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 12:-  COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

           b. A third party has made a demand to enforce an alleged agreement with the Company under which, the Company should be the lessee, for the lease of approximately 150,700 square feet. Under the alleged agreement the monthly lease and maintenance payments is approximately $ 300 and the lease is for a period of seven years. The demand is in its opening motion and, yet, it would be premature to assess the likelihood of litigation, nonetheless its outcome. The Company intends to vigorously defend against the claim in the event that litigation takes place. Although litigation is inherently risky and its results cannot be predicted with a reasonable degree of certainty, the Company's legal advisor believes that the Company has good defenses against the third party claim which may prevail in court.

           c. As of December 31, 2002 the Company obtained bank guarantees in the total amount of approximately $ 3,220, mainly in favor of vendors, lessors and government authorities.


NOTE 13:-  SHARE CAPITAL

           a.         General:

                      In January 2000, the Company's shareholders approved a stock split effected as a share dividend of one Ordinary share per each issued and outstanding Ordinary share. The dividend was paid to all holders of Ordinary shares out of the Company's additional paid-in capital.

                      All share options and warrants per share amounts have been retroactively adjusted for all periods presented.

           b.         Public offerings:

                      On March 23, 2000, the Company issued 5,750,000 Ordinary shares in the Company's initial public offering at a purchase price of $ 20 per share. The aggregate net proceeds to the Company totaled approximately $ 103,809, after deducting related offering expenses of $ 11,191.

                      On July 28, 2000, the Company issued 2,150,000 Ordinary shares in the Company's second public offering at a purchase price of $ 35 per share, for the aggregate net proceeds to the Company in the amount of approximately $ 71,529, after deducting related offering expenses of $ 3,721.

           c. On June 27, 2001, the Company listed its shares for trade on the Tel-Aviv Stock Exchange. Trading began during July 2001.

                      As for issuance of shares related to Floware's merger, see also Note 1c.

           d.         Shareholders' rights:

                      The Ordinary shares confer upon the holders the right to receive notices of participate and vote in the general meetings of the Company and the right to receive dividends, if and when declared and the right to receive, upon liquidation, a pro rata share of any remaining assets.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 13:-  SHARE CAPITAL (CONT.)

           e.         Treasury stocks:

                      Through December 31, 2002, the Company resolved to implement a share buy-back plan under which the total sum to be paid for the repurchased shares shall not exceed
                      $ 9,000.

                      As of December 31, 2002, the Company purchased 3,095,573 shares at a weighted average price per share of approximately $ 2.11 per share.

           f.         Exchange offer plan:

                      During September 2002, the Company adopted a voluntary employee stock option exchange program, under which the employees were offered to cancel outstanding stock options with carrying exercise price above $ 4.6 in exchange for a replacement future grant. The number of new options for each participant will be calculated under the terms of the plan based on each participant's cancelled options exercise price. The future grant will take place six months and one day from the cancellation date and will range from 2% to 85% of the number of cancelled options.

                      The new options, generally, will vest over two and a half years of employment. The exercise price of the new options will be based on the fair market value of the Company's Ordinary shares at the time of the grant thereof. The total number of options cancelled under the exchange program was 6,031,913.

           g.         Warrants:

                      1.         Warrants issued to a customer:

                                 In March 2000, the Company issued a warrant to purchase 143,600 Ordinary shares to one of its customers at an exercise price of $ 20.00 per share. This warrant is exercisable for a period of two and a half years commencing September 23, 2000. The Company recorded the fair value of this warrant, amounted to $ 444, as a discount deducted from revenues. This entire amount was amortized during 2000.

                                 The fair value was calculated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions: a risk-free interest rate of 6.7%, a dividend yield of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 0.15, and weighted-average expected life of the warrant of two years.

                                 As of December 31, 2002, the warrant granted was not exercised.

                      2. In connection with Floware's merger, the Company issued warrants to purchase 416,174 of its Ordinary shares exercisable through March 2005, at a weighted average exercise price of $
                                 5.42 per share, were issued in exchange for then outstanding Floware warrants. See also
                                 Note 1c.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 13:-  SHARE CAPITAL (CONT.)

           h.         Share options:

                      Since 1994, the Company has granted options to purchase Ordinary shares to key employees, directors and consultants as an incentive to attract and retain qualified personnel under several plans. Under the terms of these plans options generally vest ratably over a period of up to four years, commencing on the date of grant. The options generally expire no later than 10 years from the date of grant, and are non-transferable, except under the laws of succession. Each option may be exercised to purchase one Ordinary share for an exercise price which is generally equal to the fair market value of the underlying share on the date of grant. Options that are cancelled or forfeited before expiration become available for future grants.

                      The Company has five stock option plans under which 20,588,178 Ordinary shares were reserved for issuance. As of December 31, 2002, 8,385,700 Ordinary shares of the Company are still available for future grant under the various option plans.

                      A summary of the Company's stock option activity (except options to consultants) and related information is as follows:

                                                                 YEAR ENDED DECEMBER 31,
                            -------------------------------------------------------------------------------------------------
                                         2000                             2001                             2002
                            ------------------------------  --------------------------------  -------------------------------
                                               WEIGHTED                          WEIGHTED                         WEIGHTED
                                               AVERAGE                           AVERAGE                          AVERAGE
                              AMOUNT OF        EXERCISE         AMOUNT OF        EXERCISE        AMOUNT OF        EXERCISE
                               OPTIONS          PRICE            OPTIONS          PRICE           OPTIONS          PRICE
                            --------------  --------------  ----------------  --------------  ---------------  --------------
Outstanding at the
   beginning of the year        7,816,520    $       2.19         9,367,507    $      6.92        16,017,081    $      5.88

Granted                         3,538,750    $      15.52      *)11,017,692    $      5.43           489,300    $      1.77
Exercised                     (1,347,428)    $       1.11       (1,886,746)    $      1.13         (361,934)    $      0.62
Forfeited or cancelled          (640,335)    $       8.89       (2,481,372)    $     11.39       (8,069,609)    $      8.58
                            --------------                  ----------------                  ---------------

Outstanding at the end
   of the year                  9,367,507    $       6.92        16,017,081    $      5.88         8,074,838    $      3.18
                            ==============  ==============  ================  ==============  ===============  ==============

Options exercisable at
   December 31, 2002            3,939,414    $       3.45         5,957,460    $      4.88         5,286,793    $      3.03
                            ==============  ==============  ================  ==============  ===============  ==============

                      *) Including 5,230,469 options granted to former Floware employees at the merger date (see Note
                                 1c).

                      In connection with the grant of certain share options to employees in 2000, 2001 and 2002, the Company recorded amortization of deferred stock compensation of $ 18, $ 864 and $ 580, respectively, for the aggregate differences between the respective exercise price of options at their dates of grant and the fair value of the Ordinary shares subject to such options. Unamortized deferred stock compensation is presented as a deduction of shareholders' equity and is amortized ratably over the vesting period of the related options.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 13:-  SHARE CAPITAL (CONT.)

                      The options outstanding as of December 31, 2002, have been classified into range of exercise prices, as follows:

                                  OPTIONS              WEIGHTED                              OPTIONS
                                OUTSTANDING            AVERAGE           WEIGHTED          EXERCISABLE           WEIGHTED
                                   AS OF              REMAINING          AVERAGE              AS OF               AVERAGE
    EXERCISE PRICE              DECEMBER 31,         CONTRACTUAL         EXERCISE          DECEMBER 31,          EXERCISE
        (RANGE)                     2002             LIFE (YEARS)         PRICE                2002                PRICE
-------------------------    -------------------    ---------------    -------------    ------------------    ----------------
            $                                                               $                                        $
-------------------------                                              -------------                          ----------------
      0.01- 0.03                        542,849               3.69            0.009               529,428               0.009
         0.294                           64,504               2.49            0.294                64,504                0.29
     0.56 - 0.7349                      306,211               3.55            0.644               306,211               0.644
      0.98-1.2692                     1,309,345               4.39            1.102             1,186,317               1.090
        1.9-2.5                       2,555,049               6.16            2.400               613,833               2.481
     2.992-4.6023                     2,496,824               4.09            3.576             2,151,590               3.542
      5.01-5.789                        331,781               6.05            5.271               155,704               5.273
    8.9297-13.2986                      326,561               6.32           11.775               179,584              11.837
        13.5-20                          93,702               4.85           17.880                64,234              18.228
        25-36.5                          48,012               4.26           34.602                35,388              34.771
                             -------------------                       -------------    ------------------    ----------------

                                      8,074,838                                3.18             5,286,793                3.03
                             ===================                       =============    ==================    ================

                      Weighted average fair value of options whose exercise price is greater than, equal to or lower than the market price of the shares at date of grant are as follows:

                                                                                    WEIGHTED AVERAGE FAIR VALUE OF
                                                                                 OPTIONS GRANTED AT AN EXERCISE PRICE
                                                                     ------------------------------------------------------------
                                                                           2000                  2001                 2002
                                                                     -----------------     -----------------    -----------------
                        Less than fair value at date of grant          $       -             $       3.31         $       -
                                                                     =================     =================    =================

                        Equal to fair value at date of grant           $       7.10          $       1.63         $       0.73
                                                                     =================     =================    =================

                        Exceeds the fair value at date of grant        $       -             $       2.13         $       -
                                                                     =================     =================    =================


                      In addition, during 2002 the Company issued 40,000 options to purchase Ordinary shares with an exercise price of par value to its former directors. Since the Company was committed to issue such shares during 2001, the Company recorded a $ 185 charge as merger expenses in 2001.

           i          Dividends:

                      In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company's Board of Directors has determined that tax exempt income if any, will not be distributed as dividends.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14-   TAXES ON INCOME

                      Income derived by Alvarion Ltd., from sources other than an "Approved Enterprise", as detailed below, during the period of tax benefits and thereafter is taxable at the regular corporate tax rate of 36%.

                      The relative portion of taxable income that should be allocated to each Approved Enterprise and expansion is subject to the fulfillment of covenants with the tax authorities.

           a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

                      Alvarion Ltd. has been granted the status of an "Approved Enterprise" under the Law for the Encouragement of Capital Investments, 1959 ("the Investment Law"). According to the provision of the Law, Alvarion Ltd. has elected to enjoy "alternative benefits" - provisions of the investment law, pursuant to which Alvarion has waived its right to grants and instead receives a tax benefit on undistributed income derived from the "Approved Enterprise" program. In 1995, Alvarion Ltd. was first granted the status of "Approved Enterprise" regarding the production facilities in Tel-Aviv. By reason of the tax benefits, the income derived from this "Approved Enterprise" will be tax exempt for a period of four years, and will be taxed at a reduced rate of 10% to 25% for six additional years (depending on the percentage of foreign investment). The ten-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income. In 1997, Alvarion Ltd.'s new production facility in Nazareth was granted the status of an "Approved Enterprise". Accordingly, Alvarion Ltd.'s income from that "Approved Enterprise" will be tax-exempt for a period of ten years. The ten year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

                      During February 2000, Alvarion Ltd. submitted an expansion request for an "Approved Enterprise" regarding its production facilities in Nazareth and Carmiel. The income derived from this "Approved Enterprise" will be tax-exempt for a period of ten years. The ten years period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income. Alvarion Ltd.'s expansion request has been approved.

                      The period of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The period of benefits for the Tel Aviv plan has not yet commenced, and will expire in the year 2008. The period of benefits for the Nazareth plan has not yet commenced, and will expire in 2010.

                      In connection with its merger with Floware, Alvarion Ltd. adopted the following Floware Ltd. "Approved Enterprise" agreement:

                      Floware Ltd. was granted an "Approved Enterprise" status for its 1997 plan regarding the production facility in Or-Yehuda. After the merger, the operations were relocated to Alvarions's facilities in Tel-Aviv. The income derived from this "Approved Enterprise" will be tax-exempt for a period of two years and will enjoy a reduced tax rate thereafter of 10% - 25% for an additional period of five to eight years (depending on the percentage of foreign investment in the Company). The period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14-   TAXES ON INCOME (CONT.)

                      In order to maintain its eligibility for this program and benefits following the merger, Alvarion Ltd. must continue to meet specified conditions. In addition, Alvarion has yet to finalize the status of the tax benefits with the tax authorities for the merged company.

                      Alvarion Ltd.'s entitlement to the above benefits is conditional upon its fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and Alvarion Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest.

                      If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an "Approved Enterprise". As of December 31, 2002, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

                      On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

                      Alvarion Ltd. had no taxable income since inception.

           b. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

                      Alvarion Ltd. is an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. It may also be entitled to deduct over a three year period expenses incurred in connection with a public share offering and to amortize know-how acquired from third parties.

           c. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

                      Results for tax purposes are measured in real terms of earnings in NIS after certain adjustments for increases in the Consumer Price Index. As explained in Note 2b, the financial statements of Alvarion Ltd. are presented in U.S. dollars. The difference between the annual change in the Israeli Consumer Price Index and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, Alvarion Ltd. has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14-   TAXES ON INCOME (CONT.)

           d.         Income (loss) before taxes on income:

                                                               YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------------------
                                                   2000                 2001                 2002
                                             -----------------    -----------------    -----------------
                         Domestic              $       10,255       $      (98,276)      $      (20,696)
                         Foreign                        (221)              (11,735)                   15
                                             -----------------    -----------------    -----------------

                                               $       10,034       $     (110,011)      $      (20,681)
                                             =================    =================    =================

           e.         Carryforward losses:

                      As of December 31, 2002, Alvarion Ltd. had an available tax losses carryforward amounting to approximately $ 108,000, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

                      In addition, the incurred net tax operating losses carryforward in a total amount of $ 65,000 of the merged companies at the effective time of the merger may be carried forward to subsequent years and may be set off against the merged company's taxable income beginning with the tax year immediately following the merger. This set off is limited to the lesser of:

                      1. 20% of the aggregate net tax operating losses carryforward of the merged companies prior to the effective time of the merger; and

                      2. 50% of the combined company's taxable income in the relevant tax year before the set off of losses from preceding years.

                      These restrictions, with several modifications, also apply to the set off of capital losses of the merged companies against capital gains of the combined company.

                      As of December 31, 2002, the state and the federal tax losses carryforward of the U.S. subsidiary amounted to approximately $ 7,212 and $ 14,750, respectively. Such losses are available to be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in 2007 and 2022, respectively.

                      Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14-   TAXES ON INCOME (CONT.)

           f.         Deferred taxes:

                      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                                   DECEMBER 31,
                                                                                    -------------------------------------------
                                                                                           2001                    2002
                                                                                    -------------------     -------------------
                         Tax assets in respect of:
                           Allowance for doubtful accounts                            $            222        $            257
                           Severance pay and accrued vacation pay                                  690                     333
                           Other deductions for tax purposes                                     1,782                   1,964
                           Net loss carryforward                                                21,000                  19,285
                                                                                    -------------------     -------------------

                         Total deferred tax assets before valuation allowance                   23,694                  21,839
                         Valuation allowance                                                  (23,694)                (21,839)
                                                                                    -------------------     -------------------

                         Net deferred tax assets                                      $              -        $              -
                                                                                    ===================     ===================

                      The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since the Company has a history of losses over the past three years. Management currently believes that it is more likely than not that the deferred tax assets regarding the loss carryforward and other temporary differences will not be realized.

                      The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits resulted from the Company's accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits and the effect of the Approved Enterprise.


NOTE 15:-  EARNING (LOSS) PER SHARE

           The following table sets forth the computation of basic and diluted net earnings (loss) per share.

           a.         Numerator:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------------------------------
                                                                        2000                  2001                  2002
                                                                  -----------------    -----------------     -----------------
       Net income (loss)                                           $        10,034      $      (110,011)      $       (20,681)
                                                                  =================    =================     =================
       Numerator for basic and diluted net earnings (loss)
          per share - income (loss) available to holders of
          Ordinary shares                                          $        10,034      $      (110,011)      $       (20,681)
                                                                  =================    =================     =================


                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:-  EARNING (LOSS) PER SHARE

           b.         Denominator:
                                                                                    YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------------------------------
                                                                        2000                  2001                  2002
                                                                 -----------------    -------------------    ------------------

       Denominator for basic net earnings (loss) per share -
          weighted average Ordinary shares                                 24,938                 39,298                53,941
                                                                 -----------------     ------------------    ------------------
       Effect of dilutive securities:
       Employee stock options and warrants to consultants                   5,832              *)      -              *)     -
                                                                 -----------------     ------------------    ------------------

       Dilutive potential Ordinary shares                                      37              *)      -              *)     -
                                                                 -----------------     ------------------    ------------------
       Denominator for diluted net earnings (loss) per share
          - adjusted weighted average Ordinary shares,
          assumed exercise of options and warrants                         30,807                 39,298                53,941
                                                                 =================     ==================    ==================

           *) The effect of the inclusion of the options and warrants in 2001 and 2002 would have been antidilutive.


NOTE 16:-  GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

           a.         Summary information about geographic areas:

                      The Company manages its business on a basis of one reportable segment (See Note 1a for a brief description of the Company's business) and follows the requirements of Statement of Financial Accounting Standard No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

                      The Company attributes revenues from customers, on the basis of the location of the end customers.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 16:-  GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION (CONT.)

           b. The following presents total revenues for the years ended December 31, 2000, 2001 and 2002, and long-lived assets as of December 31, 2000, 2001 and 2002:

                                              2000                            2001                             2002
                                  ----------------------------   ------------------------------  --------------------------------
                                                     LONG-                           LONG-                             LONG-
                                      TOTAL          LIVED           TOTAL           LIVED            TOTAL            LIVED
                                    REVENUES         ASSETS         REVENUES         ASSETS         REVENUES           ASSETS
                                  -------------  --------------  --------------  --------------  ---------------   --------------
Israel                              $       789    $      5,004     $       656     $    62,293     $        655      $    59,976
Export:
  United States                          50,317             691          32,010           1,212           28,434            1,040
  Europe without Sweden,
    England, Czech Republic
    France and Germany                    6,548             270          18,265             352           19,336              421
  Sweden                                  7,354               -           5,046               -            1,530                -
  England                                 2,610              61           3,631              50            1,348               25
  Czech Republic                          3,383               -           2,062               -            3,378                -
  China                                   5,039               -           3,456               -            2,843                -
  Chile                                      87               -           4,032               -            8,440                -
  France                                  3,962              96           1,858              40            1,914               61
  Germany                                 1,210               -           3,319               1              488                2
  South Africa                              768               -           1,183               -            1,895                -
  Japan                                   1,728               -           8,110               -            6,754                6
  Africa without South Africa             2,125               -           2,421               -            2,542                -
  Asia without China and Japan            2,658               -           4,236              24            4,546                -
  America without United States,
      Argentina and Chile                 8,300               -           7,063              21            4,434               25
  Argentina                               3,862               -           1,282               -               73                -
  Australia                                 720               -             338               -              239                -
                                  -------------  --------------  --------------  --------------  ---------------   --------------

                                    $   101,460    $      6,122     $    98,968     $    63,993     $     88,849      $    61,556
                                  =============  ==============  ==============  ==============  ===============   ==============

           c.         Major customers' data as percentage of total sales:

                                                               YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------------------
                                                   2000                 2001                 2002
                                             -----------------    -----------------    -----------------
                         Customer A                    13.40%                   0%                   0%
                                             =================    =================    =================

                         Customer B                        0%                3.16%               11.40%
                                             =================    =================    =================

                         Customer C                     2.29%                5.54%               10.32%
                                             =================    =================    =================

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 17:-  RELATED PARTY

           The Company generates revenues from the sales of its products to a related party in the ordinary course of business. The balances with and the revenues derived from related party were as follows:

           a.         Balances with related party:

                                                                                 DECEMBER 31,
                                                                  --------------------------------------------
                                                                         2001                     2002
                                                                  -------------------      -------------------
                         Trade receivables                          $     2,390               $    3,039
                                                                  ===================      ===================

           b.         Revenues from related party:

                                                                            YEAR ENDED DECEMBER 31,
                                                          --------------------------------------------------------
                                                                2000                2001               2002
                                                          -----------------    ---------------    ----------------
                          Total revenues                     $         -            $  3,134           $ 10,185
                                                          =================    ===============    ================


NOTE 18:-  SELECTED STATEMENTS OF OPERATIONS DATA

           a.         Research and development:

                         Research and development costs               $       16,818       $       27,078        $     27,597
                         Less - grants                                         4,345                5,982               3,520
                                                                     -----------------    -----------------    -----------------

                                                                      $       12,473       $       21,096        $     24,077
                                                                     =================    =================    =================

           b.         Amortization of deferred stock compensation:

                        Cost of revenues                             $             -      $            51        $         72
                        Research and development, net                              -                  341                 310
                        Selling and marketing                                      -                  167                 114
                        General and administrative                                18                  167                  84
                                                                     -----------------    -----------------    -----------------

                                                                     $            18      $      *)   726        $        580
                                                                     =================    =================    =================

                      *) In addition, the merger expenses include $ 138 amortization of deferred stock compensation expenses for the year ended December 31, 2001.

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:-  SELECTED STATEMENTS OF OPERATIONS DATA (CONT.)

           c.         Financial income:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                -----------------------------------------------------------
                                                                      2000                 2001                 2002
                                                                -----------------    -----------------    -----------------
        Financial income:
        Interest and others                                       $        6,996       $        9,156                6,445
        Gain on sale of marketable securities                                  -                   13                   13
        Foreign currency translation differences                             253                  332                  455
                                                                -----------------    -----------------    -----------------

                                                                           7,249                9,501                6,913
                                                                -----------------    -----------------    -----------------
        Financial expenses:
          Interest and bank expenses                                       (218)                (541)                (326)
          Loss on sale and impairment of held to maturity
            marketable securities                                              -                (420)                    -
                                                                -----------------    -----------------    -----------------

                                                                           (218)                (961)                (326)
                                                                -----------------    -----------------    -----------------

                                                                  $        7,031       $        8,540       $        6,587
                                                                =================    =================    =================

           d.         Other expenses:

                      The investment in a privately-held U.S. company (the "Investee") was stated at the lower of cost or estimated fair value, since the Company owns less than 10% of the outstanding shares of the Investee, and therefore does not have the ability to exercise significant influence over the operating and financial policies of the Investee.

                      During 2001, due to continuing losses and negative cash flows of the Investee, the Company wrote-off the entire investment in the amount of $ 3,500. The impairment loss was recorded in other expenses.


NOTE 19:-  SUBSEQUENT EVENTS (UNAUDITED)

           Subsequent to the balance sheet date, the Company signed an agreement to acquire certain assets and assume certain liabilities of InnoWave ECI Wireless Systems Ltd. ("InnoWave"), for $ 9,100 in cash, a warrant to purchase 200,000 ordinary shares of the Company and other purchase related expenses. The warrant, which has an exercise price of $3 per share, expires on the fifth anniversary of the date of its grant and had a fair value of $ 78 on February 19, 2003, the date on which the agreement was announced.


                              - - - - - - - - - - -

                                  EXHIBIT INDEX
                                  -------------
Exhibit No.   Description
-----------   -----------

1.1 Memorandum of Association (English translation accompanied by Hebrew original)*

1.2           Articles of Association*

1.3 Certificate of Name Change (English translation accompanied by Hebrew original)****

2.1           Form of Ordinary Share Certificate*****

2.2           Form of Warrant*

4.1           Key Employee Share Incentive Plan (1994)*

4.2           Key Employee Share Incentive Plan (1996)*

4.3           Key Employee Share Incentive Plan (1997)*

4.4           1999 U.S. Stock Option Plan*

4.5           Floware Employee Stock Option Plan****

4.6           2002 Global Share Option Plan*******

4.7           Lease Agreement, dated April 16, 2000, between the
              Registrant and Bet Dror Ltd. And Ziviel Investments Ltd. (English summary accompanied by Hebrew original)*

4.8 Amended Manufacturing Agreement, dated February 6, 2000, between the Registrant and R.H. Electronics Ltd.*

4.9 Registration Rights Agreement, dated as of November 4, 1999, between the Registrant and the Shareholders party thereto, as amended on January 18, 2000*

4.10 Agreement and Plan of Merger, dated as of April 5, 2001, among Floware Wireless Systems Ltd. and the Registrant ***

4.11          Form of Indemnity Agreement for Directors and Executive
              Officers******

4.12 Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original)******

4.13 Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and Ceragon Networks Ltd. (English summary accompanied by Hebrew original)******

8             Subsidiaries of Alvarion Ltd.

12.1          Consent of Kost, Forer & Gabbay

12.2 Certification of the Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to

12.3 Section 906 of the Sarbanes-Oxley Act of 2002. Certification of the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

-----------------
* Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).

** Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-12294).

*** Incorporated herein by reference to the Registration Statement on Form F-4 (File No. 333-13606).

**** Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786)

***** Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142)

****** Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2001

******* Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-104070)