Form 20-F/A
period 2002-12-31
ALVARION LTD
filed 2004-03-22
CIK 1108332

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X|        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934
           FOR THE FISCAL YEAR ENDED December 31, 2002
                                     -----------------

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER 0-30628

                                  ALVARION LTD.
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     ISRAEL
                 -----------------------------------------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

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

                                      NONE
                                 ---------------
                                (TITLE OF CLASS)

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

                     C.        ORGANIZATIONAL STRUCTURE........................................................................36

                     D.        PROPERTY, PLANTS AND EQUIPMENT..................................................................36

           ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................................................37

                     A.        OPERATING RESULTS...............................................................................37

                     B.        LIQUIDITY AND CAPITAL RESOURCES.................................................................49

                     C.        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES..................................................52

                     D.        TREND INFORMATION...............................................................................53

           ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................................................53

                     A.        DIRECTORS AND SENIOR MANAGEMENT.................................................................53

                     B.        COMPENSATION....................................................................................56

                     C.        BOARD PRACTICES.................................................................................56

                     D.        EMPLOYEES.......................................................................................61

                     E.        SHARE OWNERSHIP.................................................................................62

           ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............................................64

                     A.        MAJOR SHAREHOLDERS..............................................................................64

                     B.        RELATED PARTY TRANSACTIONS......................................................................65

                     C.        INTERESTS OF EXPERTS AND COUNSEL................................................................66

           ITEM 8.             FINANCIAL INFORMATION...........................................................................66

                     A.        CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.........................................66

                     B.        SIGNIFICANT CHANGES.............................................................................67


                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                                                              PAGE

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

                     E.        DILUTION........................................................................................68

                     F.        EXPENSES OF THE ISSUE...........................................................................68

           ITEM 10.            ADDITIONAL INFORMATION..........................................................................68

                     A.        SHARE CAPITAL...................................................................................68

                     B.        MEMORANDUM AND ARTICLES OF ASSOCIATION..........................................................69

                     C.        MATERIAL CONTRACTS..............................................................................70

                     D.        EXCHANGE CONTROLS...............................................................................71

                     E.        TAXATION........................................................................................71

                     F.        DIVIDENDS AND PAYING AGENTS.....................................................................78

                     G.        STATEMENT BY EXPERTS............................................................................78

                     H.        DOCUMENTS ON DISPLAY............................................................................78

                     I.        SUBSIDIARY INFORMATION..........................................................................79

           ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......................................79

           ITEM 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................................79

PART II

           ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................79

           ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....................79

           ITEM 15.            CONTROLS AND PROCEDURES.........................................................................80

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

                                                                            YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------------------------------------
                                                          1998           1999          2000           2001          2002
                                                      ------------    ------------  ------------   ------------   ------------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
Sales..............................................   $    33,009     $    44,752   $   101,460    $    98,968    $    88,849
Cost of sales......................................        17,889          23,528        55,608         59,484         55,120
Write-off of excess inventory and
 provision           for inventory purchase
 commitments.......................................            --              --            --         53,881            250
                                                      ------------    ------------  ------------   ------------   ------------
Gross profit (loss)................................        15,120          21,224        45,852        (14,397)        33,479
Operating expenses:
Research and development, gross....................         5,899           8,958        16,818         27,078         27,597
less royalty-bearing grants........................         1,042           2,078         4,345          5,982          3,520
                                                      ------------    ------------  ------------   ------------   ------------
Research and development, net......................         4,857           6,880        12,473         21,096         24,077
Amortization of current technology.................            --              --            --          1,200          2,400
Selling and marketing..............................        10,970          14,692        26,226         30,258         26,570
General and administrative.........................         1,883           2,289         4,132          6,226          6,018
Amortization of deferred stock compensation........            --              --            18            726            580
In-process research and development write-off......            --              --            --         26,300             --
Merger expenses....................................            --              --            --          2,841             --
Restructuring costs................................            --              --            --          5,437          1,102
One-time expense related to a settlement of an OCS
 program...........................................            --              --            --          6,535             --
                                                      ------------    ------------  ------------   ------------   ------------
Total operating expenses...........................        17,710          23,861        42,849        100,619         60,747
                                                      ------------    ------------  ------------   ------------   ------------
Operating income (loss)............................        (2,590)         (2,637)        3,003       (115,016)       (27,268)
Financial income (expenses), net...................           292            (527)        7,031          8,540          6,587
Other expenses.....................................            --            (470)           --         (3,535)            --
                                                      ------------    ------------  ------------   ------------   ------------
Net income (loss)..................................   $    (2,298)    $    (3,634)  $    10,034    $  (110,011)  $   (20,681)
                                                      ============    ============  ============   ============   ============

Basic net earnings (loss) per share................   $     (0.22)    $     (0.32)  $      0.40    $     (2.80)  $     (0.38)
                                                      ============    ============  ============   ============   ============
Weighted average number of shares
---------------------------------------------------
    used in computing basic net earnings
   (loss) per share................................        10,664          11,232        24,938         39,298         53,941
                                                      ============    ============  ============   ============   ============
Diluted net earnings (loss) per share..............   $     (0.22)    $     (0.32)  $      0.33    $     (2.80)  $     (0.38)
                                                      ============    ============  ============   ============   ============
Weighted average number of shares
    used in computing diluted net earnings
   (loss) per share................................        10,664          11,232        30,807         39,298        53,941
                                                      ============    ============  ============   ============   ============


                                                                                  AS OF DECEMBER 31,
                                                      ------------------------------------------------------------------------
                                                            1998          1999           2000           2001          2002
                                                      ------------    ------------  ------------   ------------   ------------
                                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital......................................    $     7,611   $    22,418    $   159,793   $   167,371    $  74, 237
Total assets.........................................         19,368        36,620        252,837       307,595       272,075
Shareholders' equity.................................    $     8,988   $    23,899    $   212,495   $   254,251    $  227,830


B          CAPITALIZATION AND INDEBTEDNESS

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

                                                              YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------------------------------
                                           2000                        2001                         2002
                               ------------------------      ------------------------     -----------------------
                                  TOTAL                        TOTAL                         TOTAL
                                 REVENUES    PERCENTAGE       REVENUES      PERCENTAGE      REVENUES   PERCENTAGE
                               ----------    ----------      ----------    ----------     ----------   ----------
                                                                      ($ IN THOUSANDS)

Israel.................       $      789           0.8%     $      656           0.7%    $      655          0.7%
U.S.A..................           50,317          49.6          32,010          32.3         28,434         32.0
Chile..................               87           0.0           4,032           4.1          8,440          9.5
Japan..................            1,728           1.7           8,110           8.2          6,754          7.6
Sweden.................            7,354           7.3           5,046           5.1          1,530          1.7
Other..................           41,185          40.6          49,114          49.6         43,036         48.5
                              ----------    ----------      ----------    ----------     ----------   ----------
                              $  101,460         100.0%     $   98,968         100.0%       $88,849        100.0%
                              ==========    ==========      ==========    ==========     ==========   ==========


           The following table sets forth, for the periods indicated, selected items from our consolidated statement of operations as a percentage of total sales:

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                       2000           2001           2002
                                                                                   ----------     ----------       ----------
STATEMENT OF OPERATIONS DATA:
Sales.........................................................................         100.0%         100.0%           100.0%
Cost of sales.................................................................          54.8           60.1             62.0
Write-off of excess inventory and provision for
purchase committments.........................................................            --           54.4              0.3
                                                                                   ----------     ----------       ----------
Gross profit (loss)...........................................................          45.2          (14.5)            37.7
Operating expenses:
Research and development, gross...............................................          16.6           27.4             31.1
Less royalty-bearing grants...................................................           4.3            6.1              4.0
                                                                                   ----------     ----------       ----------
Research and development, net.................................................          12.3           21.3             27.1
Amortization of current technology............................................            --            1.2              2.7
Selling and marketing.........................................................          25.8           30.6             29.9
General and administrative....................................................           4.1            6.3              6.8
Amortization of deferred stock compensation...................................            --            0.7              0.7
In-process research and development write-off.................................            --           26.6               --
Merger expenses...............................................................            --            2.9               --
Restructuring costs...........................................................            --            5.5              1.2
One-time expense related to a settlement of an OCS program....................            --            6.6               --
                                                                                   ----------     ----------       ----------
Total operating expenses......................................................          42.2          101.7             68.4
                                                                                   ----------     ----------       ----------
Operating income (loss).......................................................           3.0         (116.2)           (30.7)
Financial income, net.........................................................           6.9            8.6              7.4
Other expenses................................................................            --           (3.6)              --
                                                                                   ----------     ----------       ----------

Net income (loss).............................................................           9.9%        (111.2)%          (23.3)%
                                                                                   ==========     ==========       ==========


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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         DIRECTORS AND SENIOR MANAGEMENT

           The following table lists the name, age, and position of our current directors and executive officers:


NAME                         AGE             POSITION
Aharon Dovrat..............   71   Chairman of the board of directors
Dr. Meir Barel.............   52   Vice Chairman of the board of directors
Benny Hanigal..............   53   Director
Anthony Maher..............   57   Director
Dr. Orna Berry.............   53   External Director
Robin Hacke................   43   External Director
Amnon Yacoby...............   52   Director
Zvi Slonimsky..............   53   Chief Executive Officer and Director
Tzvi Friedman..............   42   President and Chief Operating Officer
Amir Rosenzweig............   43   President, Alvarion, Inc.
Dafna Gruber...............   38   Chief Financial Officer
Zvi Harnik.................   43   Executive Vice President - Research and Development
Benny Glazer...............   52   Senior Vice President - Corporate Sales


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


                                                  NUMBER OF                        PERCENTAGE OF OUTSTANDING
     NAME                                      ORDINARY SHARES                          ORDINARY SHARES
     ----                                      ---------------                          ---------------
Aharon Dovrat                                       200,000                                     *
Dr. Meir Barel                                      212,309                                     *
Zvi Slonimsky                                       100,000                                     *
Tzvi Friedman                                          --                                      --
Amir Rosenzweig                                        --                                      --
Dafna Gruber                                           --                                      --


Zvi Harnik                                             --                                      --
Benny Glazer                                           --                                      --
Amnon Yacoby                                       1,649,050                                  3.2%
Benny Hanigal                                         177,430(1)                                *
Anthony Maher                                          40,651                                   *
Dr. Orna Berry                                         --                                      --
Robin Hacke                                               536                                   *


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
2002...........................          $  4.0500    $ 1.6400             NIS 18.04      NIS 8.54

The following table sets forth the high and low sales price for our ordinary shares as reported by the Nasdaq National Market for each full financial quarter in 2001 and 2002 and as reported by the Tel Aviv Stock Exchange, in NIS, since our ordinary shares commenced trading on the Tel Aviv Stock Exchange in July
2001:

                                           NASDAQ NATIONAL MARKET            TEL AVIV STOCK EXCHANGE
2001                                      HIGH            LOW                  HIGH      LOW
----                                      ----            ---                  ----      ---
First Quarter..................         $ 17.5000     $ 5.2813                 N.A.       N.A.
Second Quarter.................         $  7.6300     $ 4.0000                 N.A.       N.A.
Third Quarter..................         $  5.7500     $ 1.5500             NIS 21.99      NIS   7.98
Fourth Quarter.................         $  3.7500     $ 1.6000             NIS 16.97      NIS   8.62

2002                                      HIGH            LOW                  HIGH      LOW
----                                      ----            ---                  ----      ---
First Quarter..................         $  4.0500     $ 2.2500             NIS 18.04      NIS  10.84
Second Quarter.................         $  2.3900     $ 1.8200             NIS 10.86      NIS   8.99
Third Quarter..................         $  2.2500     $ 1.6400             NIS 10.59      NIS   7.89
Fourth Quarter.................         $  2.3700     $ 1.8000             NIS 11.19      NIS   8.54

2003
----
First Quarter..................         $ 2.3700      $ 1.8000              NIS 9.59      NIS   8.69


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

ITEM 15.   CONTROLS AND PROCEDURES

           (a) We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the periods specified in the rules and forms of the Securities and Exchange Commission. Such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching our desired control objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective in reaching that level of reasonable assurance.

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

---------------------
*        Incorporated herein by reference to the Registration Statement on Form
         F-1 (File No. 333-11572).

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

****     Incorporated by reference to the Registration Statement on Form S-8
         (File No. 333-13786)

*****    Incorporated by reference to the Registration Statement on Form S-8
         (File No. 333-14142)

****** Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2001

*******  Incorporated by reference to the Registration Statement on Form S-8
         (File No. 333-104070)


                                   SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

                                                 ALVARION LTD.

                                                         /s/ Zvi Slonimsky
                                                 By:     Zvi Slonimsky
                                                         Chief Executive Officer
Date:  March 22, 2004

                                 CERTIFICATIONS
I, Zvi Slonimsky, certify that:

1. I have reviewed this amended annual report on Form 20-F/A of Alvarion Ltd.;

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

Date: March 22, 2004
                                                    /s/ Zvi Slonimsky
                                                    Zvi Slonimsky
                                                    Chief Executive Officer

                                 CERTIFICATIONS
I, Dafna Gruber, certify that:

1. I have reviewed this amended annual report on Form 20-F/A of Alvarion Ltd.;

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

Date: March 22, 2004
                                               /s/ Dafna Gruber
                                               Dafna Gruber
                                               Chief Financial Officer

                                  EXHIBIT INDEX


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

---------------------
*        Incorporated herein by reference to the Registration Statement on Form
         F-1 (File No. 333-11572).

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

                             ** TABLE CONTINUED **

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

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)


                     Changes in the Company's product liability during the period are as follows:

                     Balance at the beginning of the year                                     $     2,640
                     Warranties issued during the year                                              1,057
                     Settlements made during the year                                              (1,510)
                     Changes in liability for pre-existing warranties during the year                (985)
                                                                                            --------------

                      Balance at the end of the year                                          $     1,202
                                                                                            ==============

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

           x.         Impact of recently issued accounting standards:

                      In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company can not estimate the impact of the adoption of SFAS No. 146 on its results of operations or financial position.

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

NOTE 10:-  OTHER LONG-TERM LIABILITIES (CONT.)

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

NOTE 12:-  COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

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

NOTE 13:-  SHARE CAPITAL (CONT.)

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

NOTE 13:-  SHARE CAPITAL (CONT.)

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

NOTE 13:-  SHARE CAPITAL (CONT.)

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

                      The options outstanding as of December 31, 2002, have been classified into range of exercise prices, as follows:

                                  OPTIONS              WEIGHTED                              OPTIONS
                                OUTSTANDING            AVERAGE           WEIGHTED          EXERCISABLE           WEIGHTED
                                   AS OF              REMAINING          AVERAGE              AS OF               AVERAGE
    EXERCISE PRICE              DECEMBER 31,         CONTRACTUAL         EXERCISE          DECEMBER 31,          EXERCISE
        (RANGE)                     2002             LIFE (YEARS)         PRICE                2002                PRICE
- -------------------------    -------------------    ---------------    -------------    ------------------    ----------------
            $                                                               $                                        $
- -------------------------                                              -------------                          ----------------
      0.01- 0.03                        542,849               3.69            0.009               529,428               0.009
         0.294                           64,504               2.49            0.294                64,504                0.29
     0.56 - 0.7349                      306,211               3.55            0.644               306,211               0.644
      0.98-1.2692                     1,309,345               4.39            1.102             1,186,317               1.090
        1.9-2.5                       2,555,049               6.16            2.400               613,833               2.481
     2.992-4.6023                     2,496,824               4.09            3.576             2,151,590               3.542
      5.01-5.789                        331,781               6.05            5.271               155,704               5.273
    8.9297-13.2986                      326,561               6.32           11.775               179,584              11.837
        13.5-20                          93,702               4.85           17.880                64,234              18.228
        25-36.5                          48,012               4.26           34.602                35,388              34.771
                             -------------------                       -------------    ------------------    ----------------

                                      8,074,838                                3.18             5,286,793                3.03
                             ===================                       =============    ==================    ================

                                             ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:-  SHARE CAPITAL (CONT.)

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

NOTE 17:-  RELATED PARTY

               The Company generates revenues from the sales of its products to one of the Company's shareholders in the ordinary course of business. The balances with and the revenues derived from related party were as follows:

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