Form 20-F
period 2003-12-31
ALVARION LTD
filed 2004-06-29
CIK 1108332

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_|   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
      OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X|   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2003
                                -----------------

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

            56,545,385 Ordinary Shares, NIS 0.01 par value per share
            --------------------------------------------------------

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

|_| Item 17       |X| Item 18

                                  INTRODUCTION

      We are a leading provider of wireless broadband connectivity infrastructure. Our solutions are used by telecom carriers and service providers worldwide. Our products are used to provide broadband data and voice services, for subscribers in the "last mile" of connectivity, for feeding cellular networks and for private networks. With our comprehensive product offerings, we provide a broad range of integrated wireless solutions, addressing different markets and frequency bands, designed to address the various business models of carriers and service providers. Our products operate in licensed and license-free bands ranging from 2.4 GHz to 28 GHz and comply with industry standards.

      We were incorporated in September 1992 under the laws of the State of Israel. On August 1, 2001, we merged with Floware Wireless Systems Ltd., a company incorporated under the laws of the State of Israel, referred to as Floware. As a result of the merger we continued as the surviving company and Floware's separate existence ceased. Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. In April 2003, we completed the acquisition of most of the assets and assumption of certain liabilities of InnoWave ECI Wireless Systems Ltd., a wholly-owned subsidiary of ECI Telecom Ltd., or InnoWave.

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

      As used in this annual report, the terms "we," "us," "our," "our company," and "Alvarion" mean Alvarion Ltd., and its subsidiaries, unless otherwise indicated. "Alvarion," "Alvarion & Design," "We're on your wavelength," "BreezeACCESS," "BreezeCOM," "BreezePHONE," "BreezeNET," "BreezEXCHANGE," "BreezeLINK," "WALKair," "WALKnet," "BreezeGATE," "BreezeIP," "BreezeLAN," "BreezeWEB," "BreezeCONFIG," "BreezeWIZARD," "BreezeSECURE," "BreezeVIEW," "BreezeMANAGE," "Alvari," "AlvariX," "AlvariSTAR," "AlvariBASE," "BreezeCARE," "BreezeACCESS II," "BreezeACCESS II CX, " "BreezeACCESS XL," "BreezeACCESS MMDS," "BreezeACCESS OFDM," "BreezeACCESS LB," "BreezeACCESS TM," "BreezeACCESS VL," "BreezeACCESS V," "BreezeACCESS GO," "WALKair 1000," "WALKair 3000," "BreezeNET PRO.11," "BreezeNET DS.11," "BreezeNET DS.11b", "BreezeNET DS.5800", "EasyBridge", "BreezeMAX", "eMGW and "MGW" are trademarks of Alvarion. All other trademarks and tradenames appearing in this annual report are owned by their respective holders.

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

PART I.......................................................................1

      ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS......1

      ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE....................1

      ITEM 3.     KEY INFORMATION............................................2

            A.    SELECTED FINANCIAL DATA....................................2

            B.    CAPITALIZATION AND INDEBTEDNESS............................3

            C.    REASONS FOR THE OFFER AND USE OF PROCEEDS..................3

            D.    RISK FACTORS...............................................3

      ITEM 4.     INFORMATION ON THE COMPANY................................19

            A.    HISTORY AND DEVELOPMENT OF THE COMPANY....................19

            B.    BUSINESS OVERVIEW.........................................19

            C.    ORGANIZATIONAL STRUCTURE..................................36

            D.    PROPERTY, PLANTS AND EQUIPMENT............................36

      ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS..............37

            A.    OPERATING RESULTS.........................................37

            B.    LIQUIDITY AND CAPITAL RESOURCES...........................51

            C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES............57

            D.    TREND INFORMATION.........................................57

            E.    OFF-BALANCE SHEET ARRANGEMENTS............................58

            F.    TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS............58

      ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES................58

            A.    DIRECTORS AND SENIOR MANAGEMENT...........................58

            B.    COMPENSATION..............................................62

            C.    BOARD PRACTICES...........................................62

            D.    EMPLOYEES.................................................67

            E.    SHARE OWNERSHIP...........................................69

      ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.........70

            A.    MAJOR SHAREHOLDERS........................................70

            B.    RELATED PARTY TRANSACTIONS................................72

                               TABLE OF CONTENTS
                                  (continued)

                                                                           Page
                                                                           ----

            C.    INTERESTS OF EXPERTS AND COUNSEL..........................72

      ITEM 8.     FINANCIAL INFORMATION.....................................72

            A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL
                  INFORMATION...............................................72

            B.    SIGNIFICANT CHANGES.......................................73

      ITEM 9.     THE OFFER AND LISTING.....................................73

            A.    OFFER AND LISTING DETAILS.................................73

            B.    PLAN OF DISTRIBUTION......................................74

            C.    MARKETS...................................................75

            D.    SELLING SHAREHOLDERS......................................75

            E.    DILUTION..................................................75

            F.    EXPENSES OF THE ISSUE.....................................75

      ITEM 10.    ADDITIONAL INFORMATION....................................75

            A.    SHARE CAPITAL.............................................75

            B.    MEMORANDUM AND ARTICLES OF ASSOCIATION....................75

            C.    MATERIAL CONTRACTS........................................77

            D.    EXCHANGE CONTROLS.........................................77

            E.    TAXATION..................................................78

            F.    DIVIDENDS AND PAYING AGENTS...............................86

            G.    STATEMENT BY EXPERTS......................................86

            H.    DOCUMENTS ON DISPLAY......................................86

            I.    SUBSIDIARY INFORMATION....................................87

      ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                  RISK......................................................87

      ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES....87

PART II.....................................................................88

      ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...........88

      ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                  HOLDERS AND USE OF PROCEEDS...............................89

      ITEM 15.    CONTROLS AND PROCEDURES...................................89

      ITEM 16.    AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS;
                  PRINCIPAL ACCOUNTANT FEES AND SERVICES ...................89

                               TABLE OF CONTENTS
                                  (continued)

                                                                           Page
                                                                           ----

                  A.  AUDIT COMMITTEE FINANCIAL EXPERT.....................89

                  B.  CODE OF ETHICS.......................................89

                  C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES...............89

                  D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
                      COMMITTEES...........................................90

PART III...................................................................90

      ITEM 17.    FINANCIAL STATEMENTS.....................................90

      ITEM 18.    FINANCIAL STATEMENTS.....................................90

      ITEM 19.    EXHIBITS.................................................91

                                     PART I

ITEM 1      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3      KEY INFORMATION

     A.     SELECTED FINANCIAL DATA

      We have derived the following selected consolidated financial data presented below as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements and related notes included in this annual report. The consolidated financial data for the year ended December 31, 2001 and thereafter include the results of the former Floware business from August 1, 2001, the effective date of the merger of Floware with and into us. The consolidated financial data for the year ended December 31, 2003 include the results of activities of the assets and assumed liabilities of InnoWave which were acquired on April 1, 2003. We have derived the selected consolidated financial data as of December 31, 1999, 2000 and 2001 and for each of the years ended December 31, 1999 and 2000 from our audited consolidated financial statements and related notes not included in this annual report. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. You should read the selected consolidated financial data together with the section of this annual report entitled "Item 5--Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this annual report.

                                      1999            2000           2001           2002            2003
                                   ---------       ---------      ---------       ---------       ---------
Statement of Operations Data:
Sales                              $  44,752       $ 101,460      $  98,968       $  88,849       $ 127,208
Cost of sales                         23,528          55,608         59,484          55,120          68,535
Write-off of excess inventory
 and provision for inventory
 purchase commitments                   --              --           53,881             250           6,562
                                   ---------       ---------      ---------       ---------       ---------
Gross profit (loss)                   21,224          45,852        (14,397)         33,479          52,111
Operating costs and expenses:
Research and development, gross        8,958          16,818         27,078          27,597          27,351
less grants                            2,078           4,345          5,982           3,520           3,846
                                   ---------       ---------      ---------       ---------       ---------
Research and development, net          6,880          12,473         21,096          24,077          23,505
Selling and marketing                 14,692          26,226         30,258          26,570          32,904
General and administrative             2,289           4,132          6,226           6,018           6,323
Merger and acquisition
  related expenses                      --              --            2,841            --             2,201
Amortization of intangible
  assets                                --              --            1,200           2,400           2,606
Amortization of deferred
  stock compensation                    --                18            726             580             511
In-process research and
  development write-off                 --              --           26,300            --              --
Merger expenses                         --              --            2,841            --              --
Restructuring                           --              --            5,437           1,102            --
One-time expense related to a
 settlement of an OCS program           --              --            6,535            --              --
                                   ---------       ---------      ---------       ---------       ---------
Total operating expenses              23,861          42,849        100,619          60,747          68,050
                                   ---------       ---------      ---------       ---------       ---------
Operating income (loss)               (2,637)          3,003       (115,016)        (27,268)        (15,939)
Financial income (expenses),            (527)          7,031          8,540           6,587           4,127
Other expenses                          (470)           --           (3,535)           --              --
                                   ---------       ---------      ---------       ---------       ---------
Net Income (loss)                  $  (3,634)      $  10,034       $(110,01       $ (20,681)        (11,812)
Basic net earnings (loss)
  per share                        $   (0.32       $    0.40      $   (2.80)      $   (0.38)      $   (0.23
Weighted average number of
  shares used in computing
  basic net earnings
  (loss) per share                    11,232          24,938         39,298          53,941          52,127
                                   =========       =========      =========       =========       =========
Diluted net earnings (loss)
  per share                        $   (0.32       $    0.33      $   (2.80)      $   (0.38)      $   (0.23)
                                   =========       =========      =========       =========       =========
Weighted average number of
  shares used in computing
  diluted net earnings
  (loss) per share                    11,232          30,807         39,298          53,941          52,127
                                   =========       =========      =========       =========       =========

                              1999       2000      2001        2002       2003
                            --------  ---------  --------   ---------  ---------
Consolidated Balance
Sheet Data:
Working capital...........  $22,418   $159,793   $167,371   $ 74,237   $  90,359
Total assets..............   36,620    252,837    307,595    272,075     284,957
Shareholders' equity......  $23,899   $212,495   $254,251   $227,830   $ 220,202


B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C     REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D     RISK FACTORS

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

               Risks Related to us, our Business and our Industry

Adverse conditions in the telecommunications industry and in the telecommunications equipment market may decrease demand for our products and may harm our business, financial condition and results of operations.

      Our systems are used by telecom carriers and service providers. Many carriers and service providers using wireless broadband, or Wireless Broadband, are emerging companies with unproven business models. The slowdown in the telecommunications industry from 2001 through the beginning of 2003 curtailed the ability of existing and prospective carriers and service providers to finance purchases of products such as ours. During 2003, we perceived an improvement in the general market for telecommunications equipment. However, we cannot predict the duration or extent of any recovery in this market or the impact it may have on our revenues or results of operations.

      In addition, the number of carriers and service providers who are our potential customers is small and is expected to remain small because of the limited number of licenses granted in each country and the substantial capital requirements involved in establishing networks.

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

          o    adoption of new standards in our industry;

          o the size and timing of orders, such as occurred in the fourth quarter of 2003 and in the first quarter of 2004, when we received a large order from one of our customers, and the timing of large scale projects;

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

          o disruption in, or changes in the quality of, our sources of supply;

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

          o    the geopolitical situation; and

          o    fluctuations in the exchange rate of the NIS against the dollar.

      Our customers ordinarily require the delivery of products promptly after their orders are accepted. Our business usually does not have a significant backlog of accepted orders. Consequently, revenues in any quarter depend on orders received and accepted in that quarter. The deferral of the placing and acceptance of any large order from one quarter to another could materially adversely affect our results of operations for the previous quarter. If revenues from our business in any quarter remain level or decline in comparison to any previous quarter, our results of operations could be harmed.

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

      Except for the year ended December 31, 2000 when we had operating income and net income of approximately $3.0 million and $10.0 million, respectively, we have incurred operating and net losses in every fiscal year. For the year ended 2003, our operating loss and net loss were approximately $15.9 million and $11.8 million, respectively. For the year ended 2002, our operating loss and net loss were approximately $27.3 million and $20.7 million, respectively. For the year ended 2001, our operating loss and net loss were approximately $115.0 million and $110.0 million, respectively. Net loss for 2001 included non recurring expenses, such as write-off of excess inventory and provision for inventory purchase commitments of $53.9 million, in-process research and development write-off of $26.3 million, merger expenses of $2.8 million, restructuring costs of $ 5.4 million and one-time expense of $6.5 million related to a settlement of an OCS program. Although we achieved a net profit in the fourth quarter of 2003 of $81,000 and had operating income of $504,000 and a net profit of $1.4 million in the first quarter of 2004, we may incur operating and net losses again in the future. Losses or a decrease in our net income could have a material adverse affect on our business, financial condition and results of operations and the value and market price of our ordinary shares.

Intense competition in the markets for our products may have an adverse affect on our sales and profitability.

      Many companies compete with us in the Wireless Broadband equipment market in which we sell our products. We expect that competition will increase in the future, both with respect to products that we currently offer and products that we are developing. In addition, some, or all, of the systems integrators and other strategic partners to which we sell our Wireless Broadband products could develop the capability to manufacture systems similar to our Wireless Broadband products independently. We expect our competitors to continue to improve independently the performance of their current products and to introduce new products or new technologies that may supplant or provide lower cost alternatives to our products or products with better performances. We expect that we will also face competition from alternative wireline and wireless technologies including copper wires, fiber-optic cable, digital subscriber lines, or DSL, cable modems, satellite and other broadband access systems.

      Some of our existing and potential competitors have substantially greater resources including financial, technological, manufacturing and marketing and distribution capabilities, and enjoy greater market recognition than we do. We may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly or offer better performance than those of our competitors or offer our customers payment or other commercial terms as favorable as those offered by our competitors. In addition, we may not be able to offer our products as part of integrated systems or solutions to the same extent as our competitors. A failure to accomplish one or more of these objectives could materially adversely affect our sales and profitability, harming our financial condition and results of operation.

Standardization and increased competition may have an adverse effect on our gross margins.

      Standardization of product features may also increase the number of competitive product offerings. Furthermore, our competitors may also attempt to influence the adoption of standards that are not compatible with our products. Standardization also results in lower average selling prices. Increased competition, direct and indirect, has resulted in, and is likely to continue to result in, reductions of average selling prices, shorter product life cycles, reduced gross margins, longer sales cycles and loss of market share and, consequently, could adversely affect our sales and profitability.

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

      The markets for our products and the technologies utilized in the industry in which we operate evolve rapidly. We rely on key technologies, including wireless LAN, wireless packet data, orthogonal frequency division multiplexing, or OFDM, time division multiplexing, modem and radio technologies and other technologies, including the recently developed WiMAX technology. These technologies may be replaced with alternative technologies or may otherwise not achieve the wide acceptance that we are seeking. In particular, there is substantial risk that the Wireless Broadband technologies underlying our BreezeMAX, BreezeACCESS and WALKair products may not achieve market acceptance for use in access applications. Market changes could render our products and technologies obsolete or subject them to intense competition by alternative products or technologies or by improvements in existing products or technologies. For example, the Wireless Broadband equipment market may stop growing as a result of the deployment of alternative technologies, such as DSL, cable modem, fiber optic, coaxial cable, satellite systems, third generation cellular systems or otherwise. Also, new or enhanced products developed by other companies may be technologically superior to our products and render our products obsolete.

      The success of our Wireless Broadband technology depends on the following factors, among others:

          o    acceptance of new and innovative technologies;

          o    acceptance of standards for Wireless Broadband products;

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

      We have developed and continue to develop our products with a view to compliance with existing standards and anticipated future standards. We expended, and intend to continue to expend, substantial resources in developing products and product features that are designed to conform to the IEEE 802.11, 802.11a and 802.11b wireless LAN standards of the Institute of Electrical and Electronics Engineers, Inc., as well as to other industry standards, some of which are still in the process of development. These include the IEEE 802.16a Broadband Wireless Access Standard, the International Telecommunications Union -- Telecommunications Standardization, H.323 Voice over IP and the European Telecommunications Standards Institute Broadband Radio Access Network standard (ETSIBRAN). We also participate in the WiMAX Forum, a non-profit organization whose members are working to promote adoption of the IEEE 802.16a standard and to certify the interoperability of compliant equipment.

       Intel Corporation has announced its intention to develop IEEE 802.16a-compliant silicon. If Intel Corporation decides to cease development of IEEE 802.16a-compliant silicon, the acceptance of this standard may be impeded and we may be forced to make significant changes in our development plans. Our future success depends in part on broad acceptance of these standards by the wireless LAN and Wireless Broadband markets. Our focus on anticipated future standards, including the IEEE 802.16a standard, may lead to delays in introducing products designed for current standards. In addition, although we developed our products with a view to compliance with existing standards and anticipated future standards, we may not be able to introduce on a timely basis products that comply with future industry standards.

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

      The merger of Floware with and into Alvarion, with Alvarion as the surviving entity, resulted in our assuming all of the liabilities of Floware existing at the time of the merger. In addition, as part of our acquisition on April 1, 2003 of most of the assets of InnoWave, we assumed certain of InnoWave's liabilities. If liability claims against Floware or InnoWave with respect to our assumed obligations are successfully asserted, we would have to assume these liabilities. In addition, in connection with the merger with Floware, we agreed to indemnify the former Floware directors against certain liability claims for a period of seven years following the effective time of the merger (for which purpose we hold an insurance policy). These liabilities and indemnification obligations could have an adverse affect on us.

 We may not successfully integrate the business operations of InnoWave. Our failure to do so might harm our results of operations and share price.

      In April 2003, we completed the acquisition of most of the assets and assumed liabilities of InnoWave and hired 150 former employees of InnoWave. The challenges of integrating the business operations of the companies include demonstrating to our customers that the acquisition will not result in an adverse change in business focus and persuading our personnel that the companies' respective business cultures are compatible. To successfully integrate both companies' operations, we need to retain management, key employees and business partners of both companies. If we are unable to effectively complete the integration of the two companies' operations, technologies and personnel in a timely and efficient manner, we will not realize the benefits we expect from the acquisition and our business, financial conditions and results of operations may be materially adversely affected.

Our failure to manage growth effectively could impair our business, financial condition and results of operations.

      Our rapid growth, including our merger with Floware in August 2001 and the acquisition of most of the assets and assumed liabilities of InnoWave in April 2003, has significantly strained our management, operational and financial resources. Any future growth including mergers and acquisitions may increase the strain on our management, operational and financial resources. If we do not succeed in managing future growth effectively, we may not be able to meet the demand, if any, for our products and we may lose sales or customers, harming our business, financial condition and results of operations.

We may pursue mergers and acquisitions that present risks and may not be successful.

      In the future, we may continue to pursue acquisitions or enter into merger transactions to enhance our technology and our leadership in the Wireless Broadband market and diversify our product and service offerings and customer base or for other strategic purposes. We have a limited history of pursuing and consummating mergers and acquisitions and we cannot be certain that any future mergers and acquisitions will be successful.

      Acquiring businesses and companies may require us to expend significant or greater than expected funding. We may be unable to raise the needed funding and we may be required to divert funds from other intended uses. Either of these circumstances could have a material adverse affect on our business, financial condition and results of operations.

Terrorist attacks, or the threat of such attacks, may negatively impact the global economy which may materially adversely affect our business, financial condition and results of operation and may cause our share price to decline.

      The financial, political, economic and other uncertainties following terrorist attacks throughout the world have led to a worsening of the global economy. As a result, many of our customers and potential customers have become much more cautious in setting their capital expenditure budgets, thereby restricting their telecommunications procurement to well-defined current needs. Uncertainties related to the threat of terrorism have had a negative effect on global economy, causing businesses to continue slowing spending on telecommunications products and services and further lengthen already long sales cycles. Any escalation of these threats or similar future events may disrupt our operations or those of our customers, distributors and suppliers, which could adversely affect our business, financial condition and results of operations.

Our Wireless Broadband business depends in part on original equipment manufacturers and systems integrators.

      The success of the sales of our Wireless Broadband products currently depends in part on existing relationships with OEMs or other system integrators. A significant portion of our WALKair system is sold to and through telecommunications systems integrators for integration into their systems, rather than directly to carriers. The sale of our Wireless Broadband products depends in part on the OEMs' and systems integrators' active marketing and sales efforts as well as the quality of their integration efforts and post-sales support. Sales through the OEM system integrator channels expose this business to a number of risks, each of which could result in a significant reduction in the sales of our Wireless Broadband products. We face the risk of termination of these relationships and the promotion of competing products or emphasis on alternative technologies by these OEMS and systems integrators. In addition, our efforts to increase sales may suffer from the lack of visibility of the BreezeACCESS and WALKair names resulting from OEMs' and systems integrators' integration of these products into more comprehensive systems. If any of these risks materializes, we will need to develop alternative methods of marketing these products. Until we do so, sales of our Wireless Broadband products may decline.

Our business is dependent upon the success of distributors who are under no obligation to purchase our products.

      A significant portion of our revenues is derived from sales to independent distributors. These distributors then resell the products to others, who further resell those products to end-users. The three largest distributors of our products accounted for a total of approximately 13.7% of our sales in 2001, 20.9% of our sales in 2002 and 13.1% of our sales in 2003. If we terminate or lose any of these distributors, we may not be successful in replacing them on a timely basis, or at all. Any changes in the distribution and sales channels of our products, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products will impact our ability to sell our products and result in a loss of revenues. We are highly dependent upon the acceptance of our products by our distributors and their active marketing and sales efforts. In some cases, arrangements with our distributors do not prevent them from selling competitive products and those arrangements do not contain minimum sales or marketing performance requirements. These distributors may not give a high priority to marketing and supporting our products. Changes in the financial condition, business or marketing strategies of these distributors could have a material adverse effect on our results of operations. Any of these changes could occur suddenly and rapidly.

We are also dependent upon the success of our direct sales efforts.

      Direct sales accounted for a total of approximately 28.0% of our sales in 2001, 14.5% of our sales in 2002 and 28.4% of our sales in 2003. Direct sales customers are not under any obligation to purchase our products. Some of these customers do not have long business histories and have encountered, and may continue to encounter, financial difficulty, including difficulty in obtaining credit to purchase our products. These customers typically purchase our products on a project-by-project basis, so that continuity of purchases by these customers is not assured. If we are unable to effectively continue our direct sales efforts of our products, our results of operations could be materially adversely affected. Any such change could occur suddenly and rapidly.

If we lose large customers we may not succeed in replacing them.

      In 2003, 13.9% of our sales were to a South American operator. This customer has made additional orders in 2004. In 2002, one of our customers was responsible for 11.4% of our 2002 sales and another was responsible for 10.3% of our sales. If we lose these large customers, we may not be successful in replacing them on a timely basis, or at all, and our revenues may be affected.

We could be subject to warranty claims and product recalls, which could be very expensive and harm our financial condition.

      Products like ours sometimes contain undetected errors. These errors can cause delays in product introductions or require design modifications. In addition, we are dependent on unaffiliated suppliers for key components incorporated into our products. Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, from faulty installation or from any other cause, may result in customer dissatisfaction. We are continually marketing several new products. The risk of errors in these new products, as in any new product, may be greater than the risk of errors in established products. The warranties for our products permit customers to return for repair, within a period ranging from 12 to 36 months of purchase, any defective products. Any failure of a system in which our products are deployed (whether or not these products are the cause), any product recall and any associated negative publicity could result in the loss of, or delay in, market acceptance of our products and harm our business, financial condition and results of operations.

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

      In addition, because we outsource the manufacture of several of our products, we are required to place manufacturing orders well in advance of the time when we expect to sell these products. In the event that we order the manufacture of a greater or lesser amount of these products than we will ultimately require, we are generally obligated to purchase the surplus products or to forego or delay the sale or delivery of the products that we did not order in advance. In either case, our business and results of operations may be adversely affected. Any of these risks could result in manufacturing delays or increases in manufacturing costs and expenses. For example, in 2003 and 2001 we recorded an allowance for irrevocable inventory purchase commitments in our financial statements in an aggregate amount of approximately $1.3 million and $8.6 million , respectively as a result of over-estimation of our sales. If we experience manufacturing delays, we could lose orders for our products and, as a result, lose customers. There may be an adverse affect on our profitability and consequently on our results of operations, if we incur increased costs.

We must be able to manage expenses and inventory risks associated with meeting the demand of our customers.

      To ensure that we are able to meet customer demand for our products, we place orders with our subcontractors and suppliers based on our estimates of future sales. If actual sales differ materially from these estimates, our inventory levels and expenses may be adversely affected and our business and results of operations could suffer. For example, in 2001, the fulfillment of our product and supply orders resulted in our receiving more products and components than we were able to sell and caused an increase in our inventories. This oversupply was caused by customer demand not meeting the sales forecasts that were made when the orders were originally placed. In June and September 2001, we wrote off this inventory and made provisions for purchase commitments in an amount of approximately $53.9 million. In 2002, we wrote off additional inventory in an amount of approximately $250,000 and in 2003 we wrote off additional inventory and made provisions for purchase commitments in an amount of approximately $6.6 million.

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

Our products, particularly our licensed band products, have long and unpredictable sales cycles. This could adversely impact our revenues and net income.

      The sales cycle for our licensed band products encompasses significant technical evaluation and testing by each potential purchaser and a commitment of cash and other resources. The sales cycle can extend for as long as one year from initial contact with a carrier to receipt of a purchase order. This time frame may be extended due to, among other reasons, a carrier's need to obtain financing to purchase systems incorporating our products, the regulatory authorization of competition in local services, delays in the licensing of spectrum for these services and other regulatory hurdles.

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

      In many countries the unavailability of radio frequencies for two-way broadband communications has inhibited the growth of these networks. The process of establishing new regulations for Wireless Broadband frequencies and allocating these frequencies to operators is complex and lengthy. The regulation of frequency licensing began during 1999 in many countries in Europe and South America and continues in many countries in these and other regions. However, this frequency licensing regulation process may suffer from delays that may postpone the commercial deployment of products that operate in licensed bands in any country that experiences this delay. Our current customers that commercially deploy our licensed band products have already been granted appropriate frequency licenses for their network operation. In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions. In addition to regulation of available frequencies, our products must conform to a variety of national and international regulations that require compliance with administrative and technical requirements as a condition to the operation of marketing or devices that emit radio frequency energy. These requirements were established, among other things, to avoid interference among users of radio frequencies and permit interconnection of equipment.

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

          o If our products operate in the license-free bands, FCC rules and similar rules in other countries require operators of radio frequency devices, such as our products, to cease operation of a device if its operation causes interference with authorized users of the spectrum and to accept interference caused by other users.

          o If the use of our products interferes with authorized users, or if users of our products experience interference from other users, market acceptance of our products could be adversely affected.

          o Regulatory changes, including changes in the allocation of available frequency spectrum, may significantly impact our operations by rendering our current products obsolete or non-compliant, or by restricting the applications and markets served by our products.

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

      While we are headquartered in Israel, at least 99% of our sales in 2001, 2002 and 2003 were generated elsewhere around the world. Our products are marketed internationally and we are therefore subject to certain risks associated with international sales, including:

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

      In recent years, there has been publicity regarding the potentially negative direct and indirect health and safety effects of electromagnetic emissions from cellular telephones and other wireless equipment sources, including allegations that these emissions may cause cancer. Our wireless communications products emit electromagnetic radiation. Health and safety issues related to our products may arise that could lead to litigation or other actions against us or to additional regulation of our products. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may reduce our profitability and adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market these products and, in turn, could harm our business and results of operations.

The trading price of our ordinary shares is subject to volatility.

      The trading price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future. Since our initial public offering in March 2000, the sales prices of our ordinary shares on the Nasdaq National Market have ranged from a high of $53.125 to a low of $1.55. On June 15, 2004, the last sales price of our ordinary shares on the Nasdaq National Market was $10.56. We may continue to experience significant volatility in the future, based on the following factors, among others:

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

               o general economic and political conditions, particularly in the United States and in South America, and the effect of any hostilities with Iraq on our operations and results; and

               o    departures of key personnel.

We may be classified as a passive foreign investment company.

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based upon our market capitalization during each year prior to 2001, we do not believe that we were a PFIC for any such year and, based upon our valuation of our assets as of the end of each quarter of 2002 and 2003 and an independent valuation of our assets as of the end of each quarter of 2001, we do not believe that we were a PFIC for 2003, 2002 or 2001 despite the relatively low market price of our ordinary shares during much of those years. We cannot assure you, however, that the Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in 2004 or in subsequent years. If we were classified as a PFIC, U.S. taxpayers that own our ordinary shares at any time during a taxable year for which we were a PFIC would be subject to additional taxes upon certain distributions by us or upon gains recognized after a sale or disposition of our ordinary shares unless they appropriately elect to treat us as a "qualified electing fund" under the U.S. Internal Revenue Code. This could also adversely affect the market price of our ordinary shares.


                    Risks Relating to Our Location in Israel

Conducting business in Israel entails special risks.

      We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Due to the volatile security situation in Israel, our insurance carrier no longer insures our facilities and assets for damage or loss resulting from terrorist incidents. Additionally, several countries still restrict business with Israel and with Israeli companies. We could be adversely affected by the continuation or deterioration of Israel's conflict with the Palestinians or from restrictive laws or policies directed towards Israel or Israeli businesses.

We could be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar.

      Substantially all our revenues are generated in U.S. dollars. A portion of our expenses, primarily labor expenses, is incurred in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, that the timing of this devaluation lags behind inflation in Israel, or the NIS may increase in value relative to the dollar. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected. In 2003, the value of the dollar decreased in relation to the NIS by 7.6%, and the deflation rate in Israel was -1.9%.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

      We currently receive grants and tax benefits under Government of Israel programs. Pursuant to our current arrangement with the Office of the Chief Scientist, or OCS, the OCS will finance up to 20% of our research and development expenses by reimbursing us for 50% of the approved expenses related to our generic research and development projects. In addition, we obtain other grants from the OCS to fund certain other research and development projects. These programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs, pay increased taxes or pay additional amounts with respect to the grants received under these programs. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future. If the Government of Israel discontinues or modifies these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

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

      On August 1, 2001, Floware merged with and into us. As a result of the merger we continued as the surviving company and Floware's separate existence ceased. Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. On April 1, 2003, we completed an acquisition of most of the assets and the assumption of related liabilities of InnoWave Wireless Communication Ltd.

      Our principal executive offices are located at 21A HaBarzel Street, Tel Aviv 69710, Israel and our telephone number is 972-3-645-6262. In 1995, we established a wholly-owned subsidiary in the United States, Alvarion, Inc., a Delaware corporation. Alvarion, Inc. is located at 5858 Edison Place, Carlsbad, CA, 92008 and its telephone number is (760) 517-3100.

     B.     BUSINESS OVERVIEW

General

      We are a leading provider of wireless broadband connectivity infrastructure. Our solutions are used by telecom carriers and service providers worldwide. Our products are used to provide broadband data and voice services, for subscribers in the "last mile" of connectivity, for feeding cellular networks and for private networks. With our comprehensive product offerings, we provide a broad range of integrated wireless broadband solutions, addressing different markets and frequency bands, designed to address the various business models of carriers and service providers.

       Our products are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, from the residential and small office, home office, or SOHO, markets, through small and medium enterprises, or SMEs, and multi-tenant units/multi-dwelling units, or MTU/MDUs.

      Our products operate in licensed and license-free bands, ranging from 2.4 GHz to 28 GHz and comply with industry standards. Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, networking protocols and very large systems integration, or VLSI.


Broadband Wireless Access Overview

      Growth of the Broadband Wireless Access, or BWA, market is currently driven by demand for broadband connectivity. We expect that this growth will be affected by:

     o Demand in un-served areas where wire infrastructure cannot fill the demand for broadband.
     o International regulatory changes enabling increased competition and resulting in increased allocation of spectrum.
     o    Adoption of industry standards.
     o Introduction of low cost wireless technology based on international standards.

Demand for Broadband in Unserved Areas

      Demand for user bandwidth and availability of competitively priced solutions has increased. DSL and cable modem rollout continues in many areas throughout the world and telecom operators are upgrading central offices and deploying broadband solutions. However, in areas were DSL and cable modems cannot fulfill the demand for broadband, the broadband wireless solution is an effective alternative to meet this demand. Our products also support demand for voice in areas were infrastructure is poor or does not exist.

Deregulation

      Global telecom deregulation is opening up the telecommunications/Internet access industries to competition by new players. As more and more countries enable carriers and service providers to operate in a variety of frequencies, new broadband access markets are opening. Unlike the built-in delivery systems of wireline infrastructure, wireless technology requires the use of frequencies contained within a given spectrum to transfer voice and data. Usually, governments allocate a specific range of that spectrum, either licensed or unlicensed bands, to incumbent and competitive carriers, as well as to cellular operators, internet service providers, or ISPs, and other service providers, enabling them to launch a variety of broadband initiatives based exclusively on wireless networking solutions.

Standardization

      The wireless broadband market is in a continuing process of standardization. The WiFi Alliance, a non-profit international association, has succeeded in promoting the IEEE 802.11 - the Wireless LAN standard. Similarly, we helped produce the 802.16a specification, led its harmonization with ETSI, and became a principal founder of the WiMAX Forum, a non-profit industry organization chartered to ensure interoperable 802.16 systems from multiple vendors. The scope of the 802.16-based standard is the

Wireless MAN (Metropolitan Area Network), supporting larger range outdoor access networks with more performance and dedicated high-end services. Once standards are accepted, product costs generally decrease and product interoperability is possible, factors aiding in market growth.

Second Generation Technology

      Second-generation broadband wireless solutions is based on an OFDM technology with Non-Line-of-Sight, or NLOS, capabilities, creating more possibilities to cover a Wireless Access network. In addition, the availability of lower-cost, volume-produced standard chips to replace internally-produced proprietary chips will enable vendors to lower the cost of the solution to the operators. Low cost solutions can create a larger demand for broadband wireless applications. In July 2003, Intel Corporation announced its intention to develop IEEE 802.16a-compliant silicon chip. At the same time, we signed a strategic agreement with Intel to work together to incorporate Intel's 802.16a chips into our line of standard-based technology. The cost of our system is expected to decrease significantly as a result of our cooperation with Intel and the availability of standard chip sets.

   Our Target Customers

      We market and sell our products to two primary types of customers: telecom carriers; and service providers and regional carriers.

      Telecom Carriers

      Deregulation in the global telecommunications industry has increased the number of carriers providing data and voice access to the global telecommunications network. These include incumbent local exchange carriers, competitive local exchange carriers seeking to compete effectively in various markets and cellular operators who are able to leverage their infrastructure, radio base-station sites and customer base, together with their marketing, billing systems and customer support investments, to offer competitive broadband Internet access services to their customer base or to attract new customers for broadband whom can eventually become cellular customers. BWA has emerged as an attractive last-mile alternative to wired access solutions under certain circumstances. Certain telecom carriers are deploying our products to provide voice and broadband services in rural areas.

      Unlike the limited reach of landline infrastructure, Wireless Broadband systems offer carriers the ability to reach otherwise inaccessible customers, while providing increased bandwidth flexibility and service differentiation.

      Wireless Broadband technology offers opportunity and growth potential to carriers targeting emerging market sectors, such as SOHO, SME, MTU/MDU and many parts of the residential market because of its bandwidth, low capital and operating costs and the ability to use the technology to deliver sophisticated data and voice services.

      The modular architecture of our Wireless Broadband products enables carriers to deploy our products gradually as customer demand grows, limiting the initial capital expenditure in equipment and enabling rapid roll out. With high network capacity and coverage, classes of service options, carrier-class equipment and network management software, our Wireless Broadband products provide attractive solutions for carriers seeking to compete in a deregulated market environment.

      Service Providers and Regional Carriers

      In today's competitive telecommunications markets, Internet service providers and regional carriers seek to offer their customers comprehensive solution packages as the demand increases for service providers and regional carriers to deliver enhanced data and voice services with fast and reliable connectivity.

      Leveraging the potential of these customers requires the delivery of dependable last mile broadband connectivity, which, in turn, requires deployment of the necessary infrastructure. Many SME, SOHO and residential customers are located on the periphery of urban centers, beyond the reach of fiber-optic systems, cable modems or other landline connections. Even when these connections are available, bottlenecks between the operator's final point-of-presence and the customer often lead to inconsistent service and unpredictable network performance.

      The reduced installation costs, rapid roll out potential and modular architecture of our Wireless Broadband solutions, coupled with their high network capacity and coverage and enhanced service options, present an attractive alternative to service providers and regional carriers seeking to supply their customers with reliable comprehensive data and voice solutions.

Geographic Markets


      Alvarion Wireless Broadband installations include two types of applications for different geographic markets:


 Developing regions    - Low density population areas in countries with in high
   developed countries   levels of economic development that have limited
                         telecommunications infrastructures and do not yet have high penetration for access technologies for broadband services, such as cable and ADSL, or complementary to ADSL and cables where they do not have full coverage.

 Developing countries  - Countries lacking coverage of telecommunications infrastructures seeking mass deployment of technologies for voice and broadband services.


      Our strategy is to provide a generic, integrated system solution, enabling our products to be used by a diverse group of end users in a wide variety of applications in each of these geographic areas. Our products are used primarily by telecom carriers, by service providers and by regional carriers. Telecom carriers and service providers using our products include, among others:

      o     Telmex;
      o     TPSA;
      o     Millicom International Cellular S.A.;
      o     MultiTel S.A.;
      o     AMA Wireless;
      o     Iberbanda SA;
      o     EDN Sovintel;
      o     Megafon;

      o     Mobifon Titan Broadband;
      o     Telecel Paraguay SA;
      o     Entel PCS Telecommunications SA;
      o     Meridian Telecoms Inc.;
      o     Vivendi Telecom Hungary;
      o     China Mobile;
      o     China Telecom;
      o     China Netcom;
      o     China Unicom;
      o     Irish Broadband;
      o     Neo Sky 2003 S.A;
      o     Equant Russia Limited; and
      o     Reliance

Our OEM partners are Siemens, Alcatel, Nera and Datang Telephone Corp.

Our Solutions

      Our product offerings include two different types of wireless broadband applications: access; and bridging and backhauling.

      Access

      We offer applications in which access to the end-user is provided by Wireless Broadband systems. These access applications can be utilized by telecom operators, service providers and regional carriers in accordance with the geographic needs of their regions of operation. The applications are either broadband data, voice or telecommunication multiservices.

      BWA solutions are implemented in a modular infrastructure, enabling swift, cost-effective rollout as needed. Sectorized base stations are deployed to provide radio coverage to the targeted area, and frequency channels are reused in non-adjacent base station sectors, making the most efficient use of the available spectrum. Base stations are connected to the operator's central office, or Point of Presence, using wired or wireless point-to-point solutions. End users are provided with customer premises equipment, or CPE, typically consisting of an outdoor unit with a radio and an antenna connected to an indoor unit, which presents voice and data interfaces to the customer network. The entire BWA network is connected to the carrier data backbone.

      Our BreezeMAX, BreezeACCESS, MGW/eMGW and WALKair BWA products provide carriers with comprehensive BWA solutions ranging from toll-quality telephony, to high-speed access to voice and data in the licensed and license-free bands. Our solutions provide these operators with services that are comparable to leased line and fiber connectivity, while delivery heightened bandwidth flexibility and service differentiation. Our BWA products offer carriers comprehensive, scalable and rapidly deployable solutions to their last mile connectivity needs independent of landline infrastructure.

      Bridging and Backhauling

      We offer applications in which wireless equipment is used as Wireless Broadband network bridging or backhauling.

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

Our Products

      We manufacture and sell the following products:

      Internet Protocol-based Access Products:

          o    BreezeMAX

          o    BreezeACCESS access products (BreezeACCESS II, V, MMDS, XL, VL,
               OFDM).

      Multiservice Access Products:

          o    WALKair products (WALKair 1000 and 3000);

          o    MGW and eMGW

      Bridging and  Backhauling Products:

          o    BreezeNET products (BreezeNET DS.11, PRO.11 and DS.5800);

          o    BreezeACCESS connectivity products (BreezeNET B and BreezeACCESS
               LB)

      Network Management Products:

          o BreezeMANAGE, WALKnet, BreezeVIEW and AlvariSTAR network management products.

       Internet Protocol-based Access Products

      The BreezeMAX is our third generation OFDM platform based on the IEEE 802.16/ETSI HIPERMAN standards, following the WiMAX standard. The BreezeMAX is a carrier-class platform that addresses multiple applications from residential to business, MDU/MTU, hotspot backhauling and home networking.

      Our BreezeMAX 3500 product, our first product to be introduced under this platform, operates in the 3.5 GHz licensed frequency band. It is a modular, scalable system that offers macro and micro base stations, and various types of CPEs, for business and residential users, which combine to enable carriers to deploy the optimal cost/performance for each of their operating environments. Enabling the offering of IP-based voice, data, and even triple play services in dense urban to rural areas, BreezeMAX is the BWA solution for providers wanting to boost their revenue potential.

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

      BreezeACCESS IP-based products allow service providers to offer their subscribers a wireless connection to the Internet and to public telephone networks simultaneously utilizing Internet Protocol technology. BreezeACCESS uses wireless packet data switching technology in which the transmitted data is divided into small sets of data packets. Wireless packet data switching enables efficient use of system resources since users utilize the network only when data is transmitted or received. BreezeACCESS provides an always-on, leased-line equivalent connection to the network. In addition to fast Internet access and IP telephony services, BreezeACCESS systems support a complement of value-added classes of services including VPN, Virtual LAN, or VLAN, and QoS, based on per user allocation of committed data rate and maximum data rate.

      BreezeACCESS OFDM, or orthogonal frequency division multiplexing-based, products, support higher speed wireless broadband access products currently in the licensed 3.5 GHz band, and provide data rates of up to 12 Mbps.

      OFDM technology, on which BreezeMAX, BreezeACCESS OFDM and BreezeACCESS VL are based, enable higher data rates, up to 12 Mbps in the case of BreezeACCESS OFDM and up to 54 Mbps in the case of BreezeACCESS VL, by utilizing the available radio spectrum in a more efficient manner than current technologies. In addition, OFDM technology enables NLOS operation with robust resistance to interference. OFDM based products enable carriers to use the technology in applications where a high data rate is required, including serving medium to large enterprises and high-speed backbone applications. The BreezeACCESS VL OFDM-based system, which utilizes our proprietary air protocol and broad set of features along with a high power radio, uses our "open platform" architecture and may be used with other BreezeACCESS band versions (BreezeACCESS II, XL, V or OFDM), giving operators the flexibility to use one band for service provisioning to residential, SOHO and SME customers, while reserving high bandwidth for large enterprises and MTUs. It is intended to become our service provider solution in all the 5 GHz bands (5.15-5.35, 5.47-5.7, 5.7-5.8).

      BreezeACCESS VL, OFDM-based products operate in the unlicensed, 5.725-5.850 GHz ISM band, and provide data rates of up to 54 Mbps.

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

      Our integrated WALKair/BreezeACCESS base station, AlvariBASE, which operates in the 3.5 GHz licensed band, enables operators to create a BWA solution that provides both BreezeACCESS and WALKair services in a coverage area, using a unified infrastructure. AlvariBASE allows BreezeACCESS and WALKair customer premises equipment to connect wirelessly to the same base station, using the same antennas and outdoor radio units in the base.

      MGW and eMGW Products

      The MultiGain Wireless, MGW, and enhanced MultiGain, eMGW, solutions are cost effective, rapidly deployable, point-to-multipoint fixed wireless access systems that provide data and voice services for both residential and small business users mainly in, suburban and rural environments. Utilizing radio links instead of copper lines to bridge the last mile, the MGW and eMGW products enable rapid deployment of quality services to residential or SOHO customers. The products ensure the optimal utilization of the available spectrum and minimum interference, regardless of topography.

      eMGW is a point-to-multipoint Fixed Wireless Access system that provides fast Internet access, corporate access and carrier-class telephony in a single system. It also enables LAN-to-LAN connectivity over IP-VPN tunnels for businesses, fax (G3) and dial-up modem (v.92/56Kbps) services for residential subscribers and leased line services. It operates in a broad range of licensed and unlicensed (ISM) bands, from 1.5 to 5.7 GHz. eMGW provides coverage of up to 25 kilometers in very challenging environments and operates in NLOS installation scenarios. The eMGW is the optimal price / performance fixed wireless access system for operators who need to: provide coverage to subscribers in green fields; upgrade existing networks with advanced data services; and provide wireless DSL services in low and medium subscriber density areas.

      eMGW, which has a scalable and modular architecture, is comprised of an indoor base station controller, an outdoor base station radio, an indoor subscriber interface and an outdoor subscriber terminal. It also includes a network planning tool and a network management system featuring fault, configuration, performance and security management.

      eMGW is based on our frequency hopping CDMA technology and utilizes our innovative "hybrid switching" transmission technology, combining circuit switching for toll quality voice and packet switching for fast data services, optimizing the utilization of spectrum resources. This "hybrid switching" concept provides a solution for the economic and technological challenges facing network operators today.

      MGW is a point-to-multipoint fixed wireless access system that supports a variety of services, including toll quality voice, high-speed voice band data and ISDN-BRI, primarily for urban, suburban and rural environments. MGW's scalable architecture enables low initial investment, with incremental growth based on subscriber demand. It is well suited for both new operators entering the market and incumbent operators in areas where copper infrastructure is already saturated or is difficult to install, such as new housing areas, historical sites or temporary installations. Based on our frequency hopping CDMA technology, MGW supports a broad range of frequency bands, from 800MHz to 3.8 GHz, and provides coverage of over 25 kilometers in line of sight, or LOS, conditions. Hundreds of thousands of MGW lines have already been successfully installed in over 60 countries.

      MGW is comprised of a radio port control unit, a radio port coupler, a fixed access unit, a power supply and charger unit and a coverage extender used to extend the geographical coverage of the network. It also includes a network planning tool and a network management system featuring fault, configuration, traffic and performance management.

      Bridging and Backhauling Products

      BreezeNET Products

      Our BreezeNET products are designed to provide high reliability building-to-building bridging solutions, to support mobile connectivity, and to provide individuals or small groups of users with wireless access to a LAN. BreezeNET products consist of three product families: BreezeNET DS.11, BreezeNET PRO.11 and BreezeNET DS.5800.

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

      BreezeNET DS.5800 products utilize DSSS radio technology leverage on the IEEE 802.11 standard. BreezeNET DS.5800, consisting of an indoor interface unit and an outdoor radio unit, provides point-to-point wireless bridging and backhauling at data rates of up to 11 Mbps and is designed specifically for challenging environments and adverse weather conditions. BreezeNET DS.5800, providing an indoor/outdoor architecture and operating in the unlicensed 5.8 GHz band, is suited for high-speed building-to-building connectivity, enabling wireless Internet backhauls, campus interconnectivity and community-wide networking without exposure to interference from more common 2.4 GHz systems.

      BreezeACCESS Connectivity Products

      We have extended our BreezeACCESS product family to provide wireless connectivity solutions. We have added additional products for backhauling and feeding with our BreezeACCESS LB products.

      BreezeNet B products function as a wireless bridge system that provide high-capacity, high-speed point-to-point connectivity. The BreezeNET B system operates in the unlicensed 5GHz band and enables operation in near and non-line-of-sight environments such as buildings, foliage or ridgelines. The system also features adaptive modulation for automatic selection of modulation schemes to maximize data rate and improve spectral efficiency. BreezeNET B supports security sensitive applications through optional use of authentication and/or data encryption. The system supports VLANs, enabling secure operation, and VPN services, allowing tele-workers or remote offices to conveniently access their enterprise network.

      BreezeACCESS LB products function as point-to-point wireless bridges, using a standard Ethernet interface. BreezeACCESS LB, operating in the unlicensed 5.8 GHz band, provides data rates of up to 72 Mbps and enables connectivity in near and non-line-of-sight conditions. Its advanced capacity and link availability reduces costs and avoids the need for more expensive backhaul systems such as leased lines or pure line-of-sight wireless systems. BreezeACCESS LB products are comprised of an indoor interface unit and an outdoor radio unit. BreezeACCESS LB's OFDM-based technology also reduces interference and multi-path conflicts.


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

      BreezeMANAGE, WALKnet, BreezeVIEW and AlvariSTAR are multi-platform simple network management protocol, or SNMP, applications. Using standard and private SNMP agents incorporated in the products, these applications, operating under the HP Open View network management platform, enable configuring, managing faults and monitoring performance of all system components from a central management station.

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

      Networking Technology

      A key to the commercial success of our products lies in their compatibility with existing and emerging network protocols and applications. We have developed a protocol that permits an increased data rate while maintaining full compatibility with the IEEE 802.11 standard. The load balancing capability developed and implemented in BreezeNET PRO.11 products allows for a maximum aggregate throughput of approximately 25 Mbps, subject to conditions. Seamless and reliable operation at roaming speeds of up to 60 miles per hour has enabled us to support vehicular applications with high mobility requirements.

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

      Our internal radio expertise enables us to attract clients by addressing promptly new needs, such as new frequency bands or the combined base station architecture present in AlvariBASE.

      Digital Signal Processing (DSP) Modem Technology

      We maintain strong expertise in DSP and in modem design. Our capabilities include hardware oriented design, as well as programmable DSP oriented design. The extensive configurability of our modems, through FPGA and DSP reprogramming, allow us to introduce advanced features to our products and to follow amendments to emerging standards.

      We have developed mixed signal ASICs containing DSP cores. Inclusion on-chip of analog-digital converters is instrumental to both cost reduction and power consumption reduction. First generation ASIC supports our 802.11-based FH-GFSK products, with the above-standard capability of delivering 3 Mbps, with automatic fall back to 2 Mbps and 1 Mbps as necessary. Our second generation ASIC is optimized for OFDM modulation, as used by the 802.11a/g standards and the recently approved 802.16a standard. This ASIC is based on a proprietary programmable "very long instruction word" DSP architecture. The programmable architecture allows us to implement numerous beyond-standard capabilities, such as OFDMA extensions to the baseline OFDM mode. This system-on-a-chip ASIC will serve as a key component of our BreezeACCESS-OFDM products. Additional ASIC developed in-house supports our WALKair products, with a full duplex point-to-multipoint single carrier trellis-coded 64QAM modem.

      We have developed the BreezeMAX base station platform, which is designed to support the WiMAX (802.16d and HIPERMAN) air interface specification. The platform supports the multiple antenna elements per sector in order to exploit the smart-antenna signal processing techniques for improved coverage and network capacity. The programmable DSP-based architecture of the BreezeMAX platform will enable us to support the emerging 802.16e standard for combined mobile and fixed operation, while enjoying the benefits of OFDMA and smart-antenna processing. The base station architecture and capabilities is closely aligned with the CPE ASICs and reference design developed by Intel in the course of our collaboration, in order to assure optimum performance in future WiMAX deployments.

      The PSTN FWA MGW system was extended to provide additional data services to wireless subscribers. The eMGW system was especially designed to support the modern wholesale network model for carriers. PPPoE, remote and local DHCP network tools give to the network access provider ability for fast and inexpensive IP network configuration and interfacing to the billing systems.

Participation in International Standards Committees

      As part of our strategy to become a technological leader and influence the industry in specific areas, we have, since our inception, been an active member in standardization committees. We have participated in the IEEE 802.11 wireless LAN work group, being the driving force behind increasing the data rate of the frequency hopping modem. Naftali Chayat, our chief technology officer, chaired a task group of the IEEE 802.11a, a wireless LAN work group involved with high-data rate standardization. We are a principal founder of the WiMAX Forum, a non-profit organization whose members are working to promote adoption of the IEEE 802.16 OFDM standard and to certify to interoperability of compliant equipment. The scope of the 802.16-based standard is the Wireless MAN (Metropolitan Area Network), supporting larger range outdoor access networks with more performance and dedicated high-end services. Alvarion's director of business development, Mohammad Shakouri, is the Vice-Chair of WiMAX and chairs the Marketing Working Group. Alvarion's engineers actively participate in the technical group for defining inter-operability profiles and tests. We also actively participate in - IEEE 802.16. Broadband Wireless Access work group, to define and improve the OFDM mode, selected by WiMAX, for both fixed and mobile applications. Our employee, Marianna Goldhammer, is the HiperMAN Chair and ETSI
- BRAN (Broadband Radio Access Networks) Vice-Chair. HiperMAN has adopted the
802.16 OFDM mode. Ms. Goldhammer is acting to align the IEEE and ETSI standards.

      Sales, Marketing and Support of Our Products

      We market our products through an extensive network of more than 220 active partners. These include original equipment manufacturers, national and local distributors, systems integrators and resellers. Our distributor partners in turn sell to resellers, including value-added resellers and systems integrators, and to end-users. We also market our products directly to large-end customers.

      We currently sell and distribute our products in more than 130 countries worldwide. The use of different types of marketing channels through our partnership network enables us to market our products to many different markets and to meet the differing needs of our customers.

      Our products are aimed at the Wireless Broadband and wideband market. We sell in these markets through OEM agreements or other strategic arrangements with leading telecommunications suppliers, direct sales to large customers, such as public access providers, as well as indirectly through our distribution channels, which market primarily to smaller Internet service providers and operators. Additionally, in order to achieve broad and rapid market penetration, we maintain direct relationships with carriers. By doing so, we believe that we are better able to understand the needs of carriers and are better able to identify and anticipate trends in the Wireless Broadband market.

      We have strategic relationships with major telecommunications equipment manufacturers, such as Siemens, Alcatel, Nera and Datang. Pursuant to arrangements entered into with these partners, they are permitted to distribute our products on either a regional or worldwide basis under private labels. We are expanding our efforts to seek additional strategic relationships with international partners and other key companies to increase our exposure and establish ourselves as a supplier to markets and end-user segments that are not reached by our present distribution channels.

      We have strong relationships with leading incumbents to whom we sell our solutions directly.

      A distributor of our products is typically a data communications or a telecommunications marketing organization, or both, with the capability to add value with training and first-tier support to resellers and systems integrators.

      During 2003, one of our customers, a South American operator, accounted for 13.9% of our sales. In addition, companies affiliated with Siemens accounted for 8.5% and 11.4% of our sales in 2003 and 2002 respectively and companies affiliated with Alcatel accounted for 3.7% and 10.3% of our sales in 2003 and 2002 respectively.

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

      We maintain a highly trained technical support team that participates in providing customer support to customers who have purchased our products. This includes local support by distributors' and systems integrators' personnel trained by our support team, support through help desks and the provision of detailed technical information on our website, expert technical support for resolution of more difficult problems, as well as participation in pre- and post-sales activities conducted by our distribution channels with large accounts and key end-users. We also offer our clients extended warranty and service agreements.

      We organize technical seminars covering general technologies, as well as specific products and applications. We also have qualification programs to advance the technical knowledge of our distributors and their ability to sell and support our products. The seminars are held in various countries and in different languages according to need.

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

      The quality assurance, final assembly and testing operations of our products are performed by us at our facilities in Tel Aviv and Omer and at our subcontractors', R.H. Electronics Ltd., U.S.R. Electronics Ltd. and Sanmina SCI, facilities in Israel. Equipment owned by us and used for final assembly and testing is located at our facilities in Omer and in our leased premises at the facilities of R.H. Electronics and U.S.R. Electronics as part of our Approved Enterprise program.

      We monitor quality with respect to each stage of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing and packaging and shipping. Our packaging and shipping activities are conducted at our Tel Aviv and Omer facilities.

      We are ISO 9001 certified, which verifies that our manufacturing processes adhere to established standards. We require that our contract manufacturers be ISO 9002 certified.

      Several components and sub-assemblies included in our products are presently obtainable only from a limited group of suppliers and subcontractors, and some of these components are custom-made for us.

Proprietary Rights

      In order to protect our proprietary rights in our products and technologies, we rely primarily upon a combination of trademark, trade secret, and copyright law and confidentiality, non-disclosure and assignment of inventions agreements. We have over 20 patents issued by patent offices in several countries, with additional patents pending. We have trademark registrations in Israel, United States, the European Union and many other countries. In addition, we have typically entered into nondisclosure, confidentiality and assignment of inventions agreements with our employees, consultants and with some of our suppliers and customers who have access to sensitive information. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and/or the sale by others of software products with features based upon, or otherwise similar to, those of our products.

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

The Competitive Environment in which We Operate

      The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering, and with respect to products that we are developing. The principal competitive factors in these markets include:

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

      Companies that are engaged in the manufacture and sale, or the development, of products that compete with our Wireless Broadband products include Alcatel, Ericsson, Marconi plc, SR Telecom, Wi-Lan Inc., Airspan Inc., Proxim, Inc., Motorola, Aperto Networks Navini, IP wireless and Remec, Inc. Our products also compete with alternative telecommunications transmission media, including leased lines, copper wire, fiber-optic cable, cable modems, television modems and satellite.

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

      In many countries, the unavailability of radio frequencies for two-way broadband communications has inhibited the growth of these networks. The process of establishing new regulations for Wireless Broadband frequencies and allocating these frequencies to operators is complex and lengthy. The regulation of frequency licensing began during 1999 in many countries in Europe and South America and continues in many countries in these and other regions. Licensed blocks in 3.5GHz were released in some countries. However, this frequency licensing regulation process may suffer from delays that may postpone commercial deployment of products that operate in licensed bands in any country that experiences this delay. Our current customers that commercially deploy our licensed band products have already been granted appropriate frequency licenses for their network operation. In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions.

      There is a trend to release more license-exempt bands, namely in 5GHz. In the United States, FCC rules were modified to include additional 255MHz of spectrum. In Europe, the process is slower. We see potential for new markets in rural areas and developing countries, created by the availability of licensed-exempt spectrum in 5MHz.

      In addition to regulation of available frequencies, our products must conform to a variety of national and international regulations that require compliance with administrative and technical requirements as a condition to marketing devices that emit radio frequency energy. These requirements were established, among other things, to avoid interference among users of radio frequencies and to permit the interconnection of equipment.

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

      o     Kermadec Telecom B.V., incorporated under the laws of Netherlands;

      o Alvarion - Tadipol-ECI Sp.z o.o.,** incorporated under the laws of Poland;

      o Alvarion Telsiz Sistemleri Ticaret A.(a).**, incorporated under the laws of Turkey; and

      o Alvarion de Mexico S.A de C.V, incorporated under the laws of Mexico.

      * Alvarion SARL and Alvarion GmbH are wholly-owned subsidiaries of Alvarion UK LTD. In addition, we have a representative office in China.

      ** Alvarion Telsiz Sistemleri Ticaret A. S. and Alvarion - Tadipol - ECI Sp.zoo are wholly owned subsidiaries of Kermadec Telecom B.V.

     D.     PROPERTY, PLANTS AND EQUIPMENT

      We do not own any real property. On December 31, 2003, we leased an aggregate of approximately 239,000 square feet in Israel for annual lease payments (including management fees) of approximately $3.4 million and incur annual parking expenses in connection with this lease of approximately $593,000, based on the December 31, 2003 exchange rate between the dollar and the NIS. These premises consist mainly of our corporate headquarters and two separate warehouses located in Israel. We have been occupying our main premises since April 2001, which serves as our corporate headquarters, as well as the site at which we conduct our main research and development activities and some quality assurance, final assembly and testing operations. While our main lease expires in March through May 2006, parts of this lease expire in April 2005. We also lease approximately 20,000 square feet of office facilities in Carlsbad, California, at an annual rent of approximately $156,000. These premises serve as the corporate headquarters of our U.S. subsidiary and as our principal sales and marketing office in North America. In addition, we lease office space for the operation of our facilities in Miami, Florida, U.K., France, Germany, Romania, China, Hong Kong, Uruguay, Japan, Brazil, Mexico and Poland.

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

     A.     OPERATING RESULTS

Overview

      We are a leading provider of wireless broadband connectivity infrastructure. Our solutions are used by telecom carriers and service providers worldwide. Our products are used to provide broadband data and voice services, for subscribers in the "last mile" of connectivity, for feeding cellular networks and for private networks. With our comprehensive product offerings, we provide a broad range of integrated wireless broadband solutions, addressing markets and frequency bands, designed to address the various business models of carriers and service providers.

       Our products are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, from the residential and small office, home office, or SOHO, markets, through small and medium enterprises and multi-tenant units/multi-dwelling units.

      Our products operate in licensed and license-free bands, ranging from 2.4 GHz to 28 GHz and comply with industry standards. Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, networking protocols and very large systems integration, or VLSI.

       On August 1, 2001 we acquired Floware Wireless Communication Ltd. Upon the closing of the acquisition, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. We have consolidated the results of Floware's business in our financial statements from August 1, 2001.

      On April 1, 2003 we acquired certain assets and assumed liabilities of InnoWave Ltd. We have consolidated the results of InnoWave's business in our financial statements from April 1, 2003.

2003 Highlights

      o InnoWave Acquisition - On April 1, 2003, we signed an agreement to acquire certain assets and assume certain liabilities of InnoWave for $ 9,100,000 in cash, a warrant to purchase 200,000 of our ordinary shares and other purchase related expenses.

      o Agreement with Intel - In July 2003, we signed a strategic agreement with Intel Corporation to work together to incorporate Intel's 802.16a chips into our line of WiMAX standard-based technology.

      o WiMAX -- During 2003 we co-founded the WiMAX Forum, a non-profit organization whose members are working to promote adoption of the IEEE 802.16a standard and to certify interoperability of compliant equipment. The scope of the 802.16-based standard is the Wireless MAN (Metropolitan Area Network), supporting larger range outdoor access networks with more performance and dedicated high-end services.

      o Large customer order-- During 2003 a South American operator placed two orders of a total amount of approximately $40 million for our advanced eMGW solution to be shipped towards the first half of 2004. The South American operator has standardized on eMGW as the basis for its 3.5 GHz wireless access network which will bring high-speed Internet and voice services to its rural and suburban regions. During 2004, this customer placed another order in the amount of $18 million for a network extension.

Critical Accounting Principles

      Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, and audited in accordance with standards of the Public Company Accounting Oversight Board (United States). A discussion of the significant accounting policies which we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included in Part III of this annual report. In preparing our financial statements, we must make estimates and assumptions as to certain matters, including, for example, the amount of new materials and components that we will require to satisfy the demand for our products based on our sales estimates and the period of time that will elapse before our products become obsolete. While we endeavor diligently to assure that our estimates and assumptions have a reasonable basis and reflect our best assessment as to the future circumstances which they anticipate, actual results inevitably differ from the results estimated or assumed and the differences may be substantial as to require subsequent write-offs, write-downs or similar adjustments to past results or current valuations.

      The following is a summary of certain critical principles, which have a substantial impact upon our financial statements and which we believe are most important to keep in mind in assessing our financial condition and operating results:

Revenue Recognition

      We generate revenues from selling our products indirectly through distributors and OEMs and directly to end-users.

      Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB No. 104"), when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collection is reasonably assured.

      We generally do not grant a right of return. However, we have granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are deferred until the distributors resell our products to their customers.

      We generally do not grant a right of return to our OEMs and end users. In certain instances, when such a right has been granted, we defer revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

      During 2003, the Emerging Issues Task Force issued EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. This addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, including, how to determine whether an arrangements involving multiple deliverables contains more than one unit of accounting.

      In cases under which we are obligated to perform post-delivery installation services, we consider the sale of equipment and installation to be one unit of accounting in accordance with EITF 00-21 guidelines. As such, revenues generated from such arrangements are recognized upon completion of the installation.

      In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

      Inventory Valuation. Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product lifecycle and product development plans. The estimates of future demand that we use in the valuation of inventory are the basis for the revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. We may be required to record additional inventory write-down if actual market conditions are less favorable than those projected by our management. Similarly, Note 1e to our financial statements describes the write-offs and provisions which we made and recorded in 2003, 2002 and 2001 to reflect the decline from our expectations in the value of inventory which had become excessive, unmarketable or otherwise obsolete or the inventory of new materials and components which we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory allowances and our gross margin could be adversely affected. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times versus the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

      Derivative instrument. To hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year, we have instituted a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in NIS with put and call options (zero - cost collar). During 2003 we recognized gains of $2.2 million related to this hedging program. All amounts have been included in salary expenses in the statement of operations.

      In addition we entered into a forward exchange contracts to hedge a portion of our NIS trade payables denominated in foreign currency for a period of one to three months. The purpose of our foreign currency hedging activities is to protect us from changes in the foreign exchange rate. During 2003 we recognized gains of $360,000 related to the forward exchange contracts.

      For both of these programs, we are required to make estimates concerning the estimated foreign exchange rates, our salary payment obligations and our foreign currency payable obligations. To the extent that these estimates are incorrect, these hedging programs may fail to provide us with the desired result.

      Restructuring. In response to the decline in revenues that we experienced in 2002 and 2001, we announced a restructuring program to prioritize our initiatives around a focus on profit contribution, high-growth areas of our business, reduction of expenses, and improved efficiency. This restructuring program charges described in Note 9 to our financial statements include a worldwide workforce reduction, abandonment of excess facilities, and restructuring of certain other business functions. In addition, in the event that adverse conditions continue to prevail, generally in our industry or particularly with respect to our business, we may be required to implement further restructuring measures. We are not currently able to determine whether or to what extent such circumstances may continue.

      Intangible assets. Since the transaction with Floware in 2001 which was accounted for under the purchase method of accounting and the acquisition of InnoWave in 2003, our balance sheet as of December 31, 2003 and 2002 includes acquired intangible assets, such as goodwill, current technology and customer relations, which totaled approximately $50.4 million as of these dates. In the course of the analysis and valuation of intangible assets, we use financial and other information including financial projections. Projections are based solely on the information that was available at the acquisition date and may differ from actual results. Notes 2k and 2l to our financial statements describes the estimates and tests we have made during 2003 and 2002 to assess and determine whether our recorded intangible assets (goodwill, customer relations and current technology) have indications of impairment.

      Goodwill. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible assets", ("SFAS No.142"), goodwill is required to be tested for impairment at least annually. During 2003 and 2002, we performed the required transitional and annual impairment tests of the company as a single reporting unit as defined in SFAS No.142, in order to determine whether the goodwill related to the reporting unit was impaired. The reporting unit fair value was determined by an independent consultant, using discounted cash flows and market approach and market multiples valuation methods, based on our management's future operations projections. No indication of impairment was identified.

      Customer relations. When an operating entity is acquired, the target company is often a party to ongoing relationships that are of material value to the acquirer. To the extent that future cash flow of the business would be negatively affected in the absence of these relationships, they are deemed to have economic value. The amount allocated to customer relations acquired from the Innowave acquisition totaled $500,000. This value is estimated by performing a discounted cash flow analysis, which entails forecasting cash flows to be generated by customer relations, net a fair return on all contributory assets of the business. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets", ("SFAS No. 144"), the value of the customer relations as of December 31, 2003 has been reviewed and it was determined that there was no impairment. The amount of customer relations is amortized over a period of 3.75 years on a straight-line method reflecting the expected attrition in customer relationships.

      Current Technology. Current technology represents proprietary "know how", patents or any other relevant intellectual property that is technologically feasible as of the valuation date. Usually, current technology can be easily identified as existing products generating revenues on a current basis. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets", ("SFAS No. 144"), the value of the current technology as of December 31, 2003 and 2002 has also been reviewed and it was determined that there was no impairment. The acquired current technology is amortized over 4.75 years and 7.75 years reflecting different product amortization schedules in a straight-line method.

      Should any of these intangibles have been impaired and therefore written down or written off, the charge would result in a corresponding reduction in our shareholders' equity and a corresponding charge to our statement of operations. Should the estimates and tests that we conducted in making these assessments be incorrect, we will have to record impairment on these intangibles.

      Warranties. We provide for the estimated cost of product warranties at the time revenue is recognized. Our products sold are covered by a warranty for periods ranging from one year to three years. We accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service the warranty obligations is based on historical experience and expectation of future conditions. We accrue for warranty costs as part of our cost of sales based on associated material costs and technical support labor costs. Material cost is primarily estimated based upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is primarily estimated based upon historical trends in the rate of customer calls and the cost to support the customer calls within the warranty period. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase, resulting in decreased gross profit.

      Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. Our estimates for estimated future tax rates could be adversely affected by earnings being lower than anticipated in countries where we have different statutory rates, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our tax returns by the local tax authorities in each country that we have established corporations. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for deferred taxes.

Results of Operations

      The following table presents our total revenues attributed to the geographical regions based on the location of our customers for the years ended December 31, 2001, 2002 and 2003.


                                                    2001                      2002                       2003
                                          -----------------------    ------------------------   -----------------------
                                           Total                        Total                      Total
                                          Revenues     Percentage    Revenues      Percentage   Revenues     Percentage
                                          --------     ----------    --------      ----------   --------     ----------

Israel............................        $    656         0.7%     $    655           0.7%     $  1,294         1.0%
U.S.A.............................          32,010        32.3        28,434          32.0        31,710        24.9
Mexico............................           1,411         1.4           873           1.0        18,655        14.7
Russia............................           2,240         2.3         4,087           4.6         9,802         7.7
Angola............................              --          --           401           0.5         6,519         5.1
Chile.............................           4,032         4.1         8,440           9.5         4,180         3.3
Sweden............................           5,046         5.1         1,530           1.7         2,362         1.9
Japan.............................           8,110         8.2         6,754           7.6           217         0.2
Other (each less than 5%).........          45,463        45.9        37,675          42.4        52,469        41.2
                                          --------      ------      --------        ------      --------       -----
                                          $ 98,968       100.0%     $ 88,849         100.0%     $127,208       100.0%
                                          ========      ======      ========        ======      ========       =====

     The following table sets forth, for the periods indicated, selected items from our consolidated statement of operations in U.S. dollars in thousands and as a percentage of total sales:


                                                            Year ended December 31,
                                                   -------------------------------------------
                                                     2001             2002             2003
                                                   ---------        ---------        ---------

 Sales                                             $  98,968        $  88,849        $ 127,208
 Cost of sales                                        59,484           55,120           68,535
      Write-off of excess inventory and
      provision for inventory purchase
      commitments                                     53,881              250            6,562
                                                   ---------        ---------        ---------
 Gross profit (loss)                                 (14,397)          33,479           52,111
                                                   ---------        ---------        ---------
 Operating costs and expenses:
 Research and development, net                        21,096           24,077           23,505
 Selling and marketing                                30,258           26,570           32,904
 General and administrative                            6,226            6,018            6,323
 Merger and acquisition related expenses               2,841             --              2,201
 Amortization of intangible assets                     1,200            2,400            2,606
 Amortization of deferred stock
 compensation                                            726              580              511
 In-process research and development
 write-off                                            26,300             --               --
 Restructuring                                         5,437            1,102             --
One-time expense related to a settlement
of an OCS program                                      6,535             --               --
                                                   ---------        ---------        ---------
 Total operating expenses                            100,619           60,747           68,050
                                                   ---------        ---------        ---------
 Operating loss                                     (115,016)         (27,268)         (15,939)
 Financial income, net                                 8,540            6,587            4,127
 Other expenses                                       (3,535)            --               --
                                                   ---------        ---------        ---------
 Net loss                                          $(110,011)       $ (20,681)       $ (11,812)


                                                                  Year Ended December 31,
                                                               -----------------------------
                                                               2001         2002        2003
                                                               ----         ----        ----

Statement of Operations Data:
Sales ......................................................   100.0%       100.0%      100.0%
Cost of sales ..............................................    60.1         62.0        53.9
Write-off of excess inventory and
  provision for inventory purchase
  commitments ..............................................    54.4          0.3         5.1
                                                               -----        -----       -----
Gross profit (loss) ........................................   (14.5)        37.7        41.0
Operating costs and expenses:
Research and development, gross ............................    27.4         31.1        21.5
Less - grants ..............................................     6.1          4.0         3.0
                                                               -----        -----       -----
Research and development, net ..............................    21.3         27.1        18.5
Selling and marketing ......................................    30.6         29.9        25.9
General and administrative .................................     6.3          6.8         5.0
Merger and acquisition related expenses ....................     2.9           --         1.7
Amortization of intangible assets ..........................     1.2          2.7         2.0
Amortization of deferred stock
  compensation .............................................     0.7          0.7         0.4
In-process research and development
  write-off ................................................    26.6           --          --
Restructuring ..............................................     5.5          1.2          --
One-time expense related to a settlement
  of an OCS program ........................................     6.6           --          --
                                                               -----        -----       -----
Total operating expenses ...................................   101.7         68.4        53.5
                                                               -----        -----       -----
Operating loss .............................................  (116.2)       (30.7)      (12.5)
Financial income, net ......................................     8.6          7.4         3.2

Other expenses .............................................    (3.6)         --          --
                                                               -----        -----       -----
Net loss ...................................................  (111.2)%      (23.3)%      (9.3)%
                                                               =====        =====       =====

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

      Sales. Sales in 2003 were approximately $127.2 million, an increase of approximately 43.2% compared with sales of approximately $88.8 million in 2002. Sales since April 1, 2003 reflect the combined sales of Alvarion with former InnoWave operations whereas results in 2002 and the first three months of 2003 reflect sales derived only by Alvarion. The inclusion of former InnoWave's results and the worldwide increased demand for broadband solutions, including wireless broadband solutions, are the primary reasons for the increase of our sales in 2003 compared to 2002. During 2003 there was a growing demand for BWA solutions, primarily in developing regions with little existing telecom infrastructure such as Central and Eastern Europe, South America and South East Asia. For example, in the second-half of 2003 we received a large order of about $40 million for a major infrastructure initiative in South America, most of which will be delivered in 2004.

      Cost of sales. Cost of sales was approximately $68.5 million in 2003, an increase of approximately 24.3% compared with cost of sales of approximately $55.1 million in 2002. Cost of sales since April 1, 2003 reflect the combined cost of sales of Alvarion with former InnoWave operations whereas results in 2002 and the first three months of 2003 reflect the cost of sales derived only by Alvarion. This increase is primarily attributable to the increase in sales compared to 2002. Cost of sales as a percentage of sales decreased to approximately 53.9% in 2003 from approximately 62.0% in 2002, primarily attributable to the continued implementation of operational efficiency measures and cost reduction programs, which we implemented during 2003.

      Write-off of excess inventory and provision for inventory purchase commitments. We periodically assess our inventories valuation in accordance with dead and slow moving items based on revenues forecasts and technological obsolescence. Should inventories on hand exceed our estimates or become obsolete and must therefore be written down or written off, such charge would result in a corresponding reduction in our inventory and shareholders' equity and a corresponding charge to our statement of operations. Changes in demand for our products and in our estimates for demand create changes in provisions for dead inventory. In 2003, we recorded charges related to the write-off of excess inventory and accrued a provision for inventory purchase commitments in the aggregate amount of approximately $6.6 million compared to approximately $250,000 in 2002. Adverse economic conditions along with reduced capital spending worldwide, particularly in the telecommunications equipment markets, resulted in our determination that it is unlikely for us to utilize or market our entire inventory or purchase commitments in the next few quarters and were the main reasons for this charge. During this period we utilized about $6.1 million of inventory that was written off in previous years and this improved our margins.

      Research and development expenses, net. Gross research and development expenses were approximately $27.4 million in 2003, a decrease of approximately 1.0% compared with gross research and development expenses of approximately $27.6 million in 2002. Gross research and development expenses since April 1, 2003 reflect the combined expenses of Alvarion with former InnoWave expenses whereas expenses in 2002 and the first three months of 2003 reflect expenses derived only by Alvarion. The decrease in gross research and development expenses in 2003 was a result of our restructuring initiatives carried out by the end of 2002, partially offset by the consolidation of InnoWave research and development operations. Research and development, gross, as a percentage of sales decreased to 21.5% in 2003 from 31.1% in 2002, primarily as a result of the increase in our revenues. Grants from the OCS, totaled approximately $3.8 million in 2003 and $3.5 million in 2002. This increase is primarily attributable to our grants received and accrued for our generic projects and for the projects acquired in the

InnoWave acquisition that are entitled to OCS grants. Research and development expenses, net, were approximately $23.5 million in 2003, compared with approximately $24.1 million in 2002.

      Selling and marketing expenses. Selling and marketing expenses were approximately $32.9 million in 2003, an increase of approximately 23.8% compared with selling and marketing expenses of approximately $26.6 million in 2002. Selling and marketing expenses since April 1, 2003 reflect the combined expenses of Alvarion with former InnoWave expenses, whereas expenses in 2002 and the first three months of 2003 reflect expenses derived only by Alvarion. This increase is primarily attributable to the increase in sales reflected in increased employee-related expenses and intense sales and marketing efforts. Selling and marketing expenses as a percentage of sales decreased to 25.9% in 2003 from 29.9% in 2002. This decrease is primarily attributable to the increase in sales in 2003.

      General and administrative expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance, insurance costs, professional fee costs and other administrative costs. General and administrative expenses were approximately $6.3 million in 2003, an increase of approximately 5.0% compared with general and administrative expenses of approximately $6.0 million in 2002. General and administrative expenses since April 1, 2003 reflect the combined expenses of Alvarion with former InnoWave expenses whereas expenses in 2002 and the first three months of 2003 reflect expenses derived only by Alvarion. This increase is primarily attributable to the enlargement of our activities due to the InnoWave acquisition. General and administrative expenses as a percentage of sales decreased to 5.0% in 2003 from 6.8% in 2002, mainly due to the increase in sales and efficiencies and cost savings which reflect the economies of scale achieved in the acquisition of InnoWave.

      Acquisition related expenses. The nature of the acquisition related expenses consist of approximately $ 2.2 million comprised of charges related to information technology systems integration expenses, bonuses, compensation and related expenses to synergy of employees and human resources, marketing, administrative and other expenses.

      Amortization of intangibles assets. As a result of the merger with Floware, we acquired an identifiable intangible asset, which was defined as current technology with an aggregate value of $16.8 million. This amount is being amortized over the useful life of the asset, which is 7 years. In addition, and as a result of the acquisition of InnoWave, we also acquired other acquisition related intangibles such as current technology and customer relations with an aggregate value of $1.6 million, which is amortized over the useful life of these assets, which range between 3.75 to 7.75 years. Amortization charges of $2.6 million were recorded in 2003 and $2.4 million were recorded in 2002.

      Amortization of deferred stock compensation. Deferred stock compensation charges of $511,000 were recorded in 2003 and $580,000 were recorded in 2002, relating primarily to our stock options into which Floware stock options were converted pursuant to the terms of our merger agreement with Floware. This amortization is due to deferred compensation of approximately $2.1 million related to stock options granted to employees of Floware through July 31, 2001 based on the intrinsic value related to such options on the consummation date. The deferred stock compensation is being amortized to expense over the vesting periods of the applicable options.

      Financial income, net. Financial income, net, was approximately $4.1 million in 2003, a decrease of approximately 37.3%, compared with financial income, net, of approximately $6.6 million in 2002. The decrease in financial income is primarily attributable to the worldwide decrease in interest rates on investments and partially as a result of the decrease in our cash reserves, mostly due to the acquisition of InnoWave.

      Net loss. In 2003, net loss was approximately $(11.8) million, compared with a net loss of approximately $(20.7) million in 2002.


      Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

      Sales. Sales in 2002 were approximately $88.8 million, a decrease of approximately 10.2% compared with sales of approximately $99.0 million in 2001. Sales in 2002 reflect sales by Alvarion whereas sales in 2001 reflect sales by BreezeCOM prior to August 1, 2001 and sales by Alvarion (BreezeCOM and Floware combined) from August 1, 2001, the effective date of the merger. The decrease in sales is primarily attributable to the downturn in economic conditions worldwide during this period, specifically in the telecommunications equipment market. This downturn had a significant impact on our customers and the markets in which they sell their products. Many of the new operators that we had sold products to in the past ceased or cut-back operations and have not placed additional orders for our products. Another factor that impacted our sales is a slowdown in the spectrum allocation process in various countries. This slowdown delayed our sales in these countries. However, despite these factors we managed to partially offset their impact and maintain our presence in all regions due to our diversified worldwide customer base, strong sales channels comprised of our OEM partners, the wide range of distributors and direct sales, and the variety of our products. During 2002 we continued to focus on selling to developing areas where demand for our products continued to be high.

      Cost of sales. Cost of sales was approximately $55.1 million in 2002, a decrease of approximately 7.3% compared with cost of sales of approximately $59.5 million in 2001. Cost of sales in 2002 reflects cost of sales of Alvarion whereas cost of sales in 2001 reflects cost of sales of BreezeCOM prior to August 1, 2001 and cost of sales of Alvarion (BreezeCOM and Floware combined) from August 1, 2001. This decrease is primarily attributable to the continued implementation of operational efficiency measures and cost reduction programs, which we implemented during 2002. Cost of sales as a percentage of sales increased to approximately 62.0% in 2002 from approximately 60.1% in 2001, primarily because of high competition, the mix of our products and sales through different sales channels and the enlarged effect of the fixed costs in connection with the decrease in sales.

       Write-off of excess inventory and provision for inventory purchase commitments. In 2002, we recorded additional charges related to the write-off of excess inventory in the aggregate amount of approximately $250,000, a decrease of approximately 99.5% compared with $53.9 million in 2001. Prior to 2001, our previous purchasing policy, as well as our purchasing commitments, had been based on higher revenue forecasts. In particular, we built significant inventories in 2000 to sell equipment to customers, primarily in the United States, to provide fast Internet access utilizing unlicensed bandwidth. Due to the economic environment and reduced capital spending in this period, particularly in the telecommunications equipment markets, we determined that it was unlikely that we would be able to utilize or market our entire inventory or purchase commitments in the next few quarters.

      Research and development expenses, net. Gross research and development expenses were approximately $27.6 million in 2002, an increase of approximately 1.9% compared with gross research and development expenses of approximately $27.1 million in 2001. Gross research and development expenses in 2002 reflect research and development expenses of Alvarion. Gross research and development expenses in 2001 reflect research and development expenses of BreezeCOM prior to

August 1, 2001 and research and development expenses of Alvarion (BreezeCOM and Floware combined) from August 1, 2001. This increase is primarily attributable to increased costs of development-related raw materials related to our broader product offerings under development after the merger. Research and development, gross, as a percentage of sales increased to 31.1% in 2002 from 27.4% in 2001, primarily as a result of the increase in absolute terms of such expense coupled with the decrease in our revenues. Grants from the OCS, totaled approximately $3.5 million in 2002 and $6.0 million in 2001. This decrease is primarily attributable to the agreement we entered into with the OCS in 2001, for the early repayment of all royalties arising from future sales with respect to our then outstanding contingent royalties balance with the OCS. Under this agreement, future grants that we may receive with respect to our research and development projects are restricted only to fund our generic projects and are limited to finance up to 50% of these projects. In addition to the grants received under this agreement, we obtain grants from the OCS to fund certain other research and development projects as part of our participation in the Magnet Consortium. Research and development expenses, net, were approximately $24.1 million in 2002, compared with approximately $21.1 million in 2001.

      Selling and marketing expenses. Selling and marketing expenses were approximately $26.6 million in 2002, a decrease of approximately 12.2% compared with selling and marketing expenses of approximately $30.3 million in 2001. Selling and marketing expenses in 2002 reflect selling and marketing expenses of Alvarion. Selling and marketing expenses in 2001 reflect selling and marketing expenses of BreezeCOM prior to August 1, 2001 and selling and marketing expenses of Alvarion (BreezeCOM and Floware combined) from August 1, 2001. This decrease is primarily attributable to decreased royalties paid as part of our aforementioned agreement with the OCS, our workforce reduction initiative, which we implemented at the end of 2001 and the decrease in sales reflected in decreased employee- related expenses. Selling and marketing expenses as a percentage of sales decreased to 29.9% in 2002 from 30.6% in 2001. This decrease is primarily attributable to the effect of the reduction in some selling and marketing personnel worldwide, which occurred at the end of 2001 as well as reduced costs associated with our subsidiaries.

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

      Amortization of current technology. As a result of the merger with Floware, we also acquired an identifiable intangible asset, which was defined as current technology with an aggregate value of $16.8 million. This amount is being amortized over the useful life of the asset, which is 7 years. Current technology charges of $2.4 million and $1.2 million were recorded in 2002 and 2001, respectively.

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

      Restructuring costs. The restructuring costs consist of approximately $1.1 million and $5.4 million for charges related to cost-reduction programs that we implemented in November 2002 and July and November 2001. Pursuant to these programs we reduced our workforce by approximately 260 employees and realigned our research and development and sales and marketing efforts.

      Financial income, net. Financial income, net, was approximately $6.6 million in 2002, a decrease of approximately 22.9%, compared with financial income, net, of approximately $8.5 million in 2001. The decrease in financial income is primarily attributable to the decrease in interest rates on our investments and the decrease in our cash reserves.

      Net loss. In 2002, net loss was approximately $(20.7) million, compared with a net loss of approximately $(110.0) million in 2001.

In-Process Research and Development related to our merger with Floware

      At the time of our merger with Floware, Floware was in the process of developing new technologies that we valued at $26.3 million. The technologies under development were WALKnet, WALKair 1300, and WALKair 3000. As of the date of the merger, none of these new technologies had demonstrated their technological or commercial feasibility. Significant risk existed because Floware was unsure of the obstacles it would encounter in the form of time and cost necessary to produce technologically feasible products. Were these proposed products to fail to become viable, it was unlikely that Floware would be able to realize any value from the sale of the technology to another party.

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

      The products under development at the time of the acquisition of Floware included the following:

      WALKnet

      WALKnet is the integrated network management system for the WALKair family (WALKair 1000, WALKair 1300, and WALKair 3000). At that time, the WALKnet's platform was applied as the basis of a new management network research and development project designed to be integrated into our new underdeveloped technologies (WALKair 1300 and WALKair 3000). In 2001, 100% of this project was attributable to the existing technology within WALKair 1000. This amount was expected to decrease gradually so that in 2004, 0 percent of this project will be attributable to the existing technology within WALKair 1000, and 100 percent will be attributable to what was deemed at the valuation date as in-process research and development. As such, we have applied the relevant revenue split between the current technology dealing with the existing WALKair 1000 system and in-process research and development projects pertaining to the development of the future WALKair 1300 and WALKair 3000 systems, in order to fairly represent the projected cash flows of the technology being developed.

      The In-Process Research and Development portion of this project represents the development of the required functionality of WALKnet required to support WALKair 3000 and WALKair 1300.This new functionality was to develop WALKnet into a completely new application with about one hundred new screens, including new configuration screens, shelf handling cap, ATM handling capabilities and SLA management capabilities. These new capabilities within the WALKnet system presented additional, significant new functionalities to the existing WALKnet system.

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

      WALKair 1300

      WALKair 1300 is a new terminal station designed to be supported by the WALKair 1000 base station. This product has got a significant cost reduction over the WALKair 1000 Terminal Station. As of the date of the merger, this product had not reached its technical feasibility. WALKAir 1300 is based around ASIC technology, and this was the first time that Floware developed a product involving ASIC. The sales of WALKair 1300 terminal stations were expected to replace that of WALKair 1000 in 2003 onwards. The WALKair 1300 project started in the second quarter of 2000 and was completed in the fourth quarter of 2003. Sales of this product are expected to run until 2010. We have assessed a percentage of completion for WALKair 1300 in order to allocate only the value of research and development performed as of the valuation date. The percentage of completion was primarily based on the cost spent till the date of the merger on the project out of the total estimated budget. As of the date of the merger, approximately $881,000 had been spent, while approximately an additional $1,200,000 was expected to be required to complete the project. Thus, the technical development on the merger date was estimated to be approximately 42% complete. Total expenses for this project are approximately $5 million.

      WALKair 3000

      WALKair 3000 was Floware's new product providing significant upgrades to the WALKair 1000 product with an innovative re- designed core technology. The WALKair 3000 project started in January 2000. Sales of this product were expected to run from 2004 until 2010. We have assessed a percentage of completion for WALKair 3000 in order to allocate only the value of research and development performed as of the date of the merger. The percentage of completion was primarily based on the cost spent till that date on the project out of the total estimated budget. As of the date of the merger, approximately $4.7 million had been spent in this project. Thus, the technical development was estimated to be approximately 44% complete. Total expenses incurred as of December 31, 2003 under this project were approximately $17 million.

      Associated Development Risks as of the Merger Date

      Several uncertainties existed at the date of the merger as to the final form, configuration, feasibility and the market acceptance of the final projects described above. As mentioned above, the whole concept of WALKair 1300 is based on "ASIC" technology. This was the first time Floware was incorporating ASIC technology in any of its products. ASIC itself was a high risk factor and could have caused a significant delay in the release of WALKair 1300. In addition, Floware has incorporated within ASIC both analog and digital signals. Such a technology is known as "Mixed Signal ASIC" and, as of the date of the merger, was very difficult to implement, and held significant risk that the analog parts would not perform to its specification. As for WALKair 3000, since it is a fully redesigned system, there was a risk of whether the project will be completed as scheduled and whether its technology will be feasible.

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

Impact of Inflation and Currency Fluctuations

      The dollar cost of our operations is influenced by the extent to which inflation in Israel is offset by a devaluation of the NIS in relation to the dollar. Substantially all of our sales, and most of our expenses, are denominated in dollars. However, a portion of our expenses, primarily labor expenses is denominated in NIS unlinked to the dollar. Inflation in Israel will have the effect of increasing the cost in dollars of these expenses unless offset on a timely basis by a devaluation of the NIS in relation to the dollar. Yet the devaluation of the NIS against the dollar will have the effect of decreased dollar cost of our operations in Israel. Because exchange rates between the NIS and the dollar fluctuate continuously, albeit with a historically declining trend in the value of the NIS, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results of operations. In 2003, the evaluation of the NIS against the dollar exceeded the rate of inflation in Israel and we have experienced an increase in the dollar cost of our operations in Israel.

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

     B.     LIQUIDITY AND CAPITAL RESOURCES

      The following sections discuss the effects of changes in our balance sheets, cash flows, and commitments on our liquidity and capital resources.

Balance Sheet and Cash Flows


      Our operating activities consumed cash of approximately $38.1 million in 2001, $9.5 million in 2002 and earned cash of $664,000 in 2003. Our investing activities provided cash of approximately $61.1 million in 2001, $6.4 million in 2002 and used cash of approximately $2.7 million in 2003.

      Capital expenditures were approximately $6.0 million in 2001, $4.3 million in 2002 and $3.1 million in 2003. These expenditures principally financed the purchase of research and development equipment and manufacturing equipment.

      Net cash provided by financing activities totaled approximately $2.2 million in 2001, consumed $6.3 million in 2002 and totaled $2.0 million in 2003. In 2002, we received an Israeli court approval for the purchase of up to $9 million of our ordinary shares. Following the court approval, our board of directors approved the purchase of our ordinary shares, subject to certain conditions. These purchases are conducted as either open market purchases or private transactions. During 2002 we began repurchasing our shares. As of June 15, 2004, we had repurchased approximately 3.8 million of our ordinary shares at an aggregate cost of approximately $7.9 million. Our board of directors may increase the amount of ordinary shares that we may repurchase in the future. The amounts of cash provided in 2002 is attributable primarily to proceeds from the issuance of shares in connection with the exercise of options. In 2003 the amounts of cash provided is attributable primarily to proceeds from the issuance of shares in connection with the exercise of employees' options at the amount of approximately $4.9 million and from the proceeds of the long term debt of $6.9 million partially offset by the repurchase of shares of approximately $1.3 million and the settlement of our debt to the OCS of $8.5 million.

      Total cash and cash equivalents and total investments were $153.6 million as of December 31, 2003, a decrease of approximately $9.1 million or 5.6 % from $ 162.7 million at December 31, 2002. The change in cash reserves was a result of cash used for the acquisition of InnoWave of $9.3 million, the repurchase of ordinary shares for $1.3 million, partially offset by cash provided from the issuance of ordinary shares of $4.9 million related to the exercise employee stock options and cash used for all other operating, investing and financing activities of $3.4 million.

      We expect that cash provided by operations may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment timing, accounts receivable collections, inventory management, and the timing of other payments and investments.

      We have historically met our financial requirements primarily through the sale of equity securities, including our initial public offering and follow-on public offering, and through research and development and marketing grants from the government of Israel, short-term bank borrowings and cash generated from operations and from the exercise of options. We raised approximately $107 million from the sale of 5,750,000 ordinary shares in our initial public offering in March 2000 and approximately $73 million from the sale of 2,150,000 ordinary shares in our July 2000 follow-on offering. We also obtained approximately $55.5 million in cash and cash equivalents, marketable securities and deposits as a result of our merger with Floware in 2001and approximately $26 million was received and accrued as financial income from 2000 through 2003.

      Accounts Receivable, Net. Accounts receivable, net was $21.2 million and $11.8 million as of December 31, 2003 and December 31, 2002, respectively. Days sales outstanding ("DSO") in receivables as of December 31, 2003 and December 31, 2002 were 61 days and 48 days, respectively. Increase in DSO's in 2003 is primarily a result of significant increase in revenues achieved towards the end of the year with the related collection first becoming due in 2004.

      Inventories. Inventories were $37 million as of December 31, 2003, an increase of $9.5 million or 34.5% from $27.5 million at December 31, 2002. Inventories consist of raw materials, work in process and finished goods and inventories at customers which are not recognized as revenues yet. This increase in inventory level is mainly attributed to the increase of our sales and to the increased number of products we offer. Inventory turns were approximately two times in fiscal 2003 and 2002. Inventory levels and the associated inventory turns reflect our ongoing inventory management efforts. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We are focusing our operational efforts to increase inventory turns to enhance our responsiveness for future customers' needs and market changes.

      WORKING CAPITAL

              Our working capital was approximately $90.4 million as of December 31, 2003, compared to $74.2 million as of December 31, 2002 and to $167.4 million as of December 31, 2001. The increase in working capital from December 31, 2002 to December 31, 2003 is primarily attributable to investment of our cash reserves in short term bank deposits, an increase in trade receivables and inventories level, partially offset by an increase in accounts and trade payables. The decrease in working capital from December 31, 2001 to December 31, 2002 is primarily attributable to investment of our cash reserves in long term deposits and marketable securities, decrease in trade receivables, inventories and other accounts receivables together with a decrease in accounts and trade payables.

             Commitments

      Long term debt. During 2003, we entered into a long-term loan agreement for approximately $7.0 million with a bank designated for the settlement of a portion of our OCS royalty payment obligations. The loan is linked to the US dollar and is payable in four equal annual installments carrying variable interest.

            Leases. We lease office space in several worldwide locations. Rent expense totaled $4 million in 2003, $3.6 million in 2002, and $2.9 million in 2001, respectively. We also lease various motor vehicles under operating lease agreements, which expire in 2006. Motor vehicles leasing expenses for the year ended December 31, 2003 were $2.2 million, for the year ended December 31, 2002 were $2.0 million and for the year ended December 31, 2001 were $1.5 million.

      Future annual minimum lease payments under all non-cancelable operating leases as of December 31, 2003 were as follows (in thousands):

                                               Rental        Lease of
                                                 of            motor
                                               Premises       vehicles
                                               --------       --------

               2004                            $ 2,918        $ 2,029
               2005                              2,003          1,357
               2006                                620            453
                                               -------        -------
                                               $ 5,541        $ 3,839
                                               =======        =======

          Royalties. During 2003, we recorded royalty-bearing grants from the OCS for the support of research and development activities aggregating to $1.1 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar. In addition, grants received after January 1, 1999 also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required.

          During 2003, we paid or accrued royalties to the OCS in the amount of $1.2 million. As of December 31, 2003, the aggregate contingent liability to the OCS amounted to $9.8 million.

      The following table of our material contractual obligations as of December 31, 2003, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

=============================================================================
                                         Payments due by period
                          ===================================================
                                                      During the   During the
                                         Less than    second and   fourth and
Contractual Obligations      Total       1 year       third years  fifth years
=============================================================================
Long-Term Debt            $ 7,000,000   $1,700,000    $3,500,000   $1,800,000
=============================================================================
Rental Lease Obligations  $ 5,500,000   $2,900,000    $2,600,000            -
=============================================================================
Motor vehicle Leases      $ 3,800,000   $2,000,000    $1,800,000            -
=============================================================================
Total                     $16,300,000   $6,600,000    $7,900,000   $1,800,000
=============================================================================


      FUTURE NEEDS

      Based on past performance and current expectations we believe that cash generated from operations, our cash balances and investments, governmental research and development grants, the net proceeds from our public offerings and from our merger with Floware will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments, future customer financings, and other liquidity requirements associated with our existing operations through at least the next 12 months. We believe that the most strategic uses of our cash resources include working capital, strategic investments to gain access to new technologies, acquisitions, financing activities, and repurchase of shares. There are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources. However, if our operations do not generate cash to the extent currently anticipated by us, or if we grow more rapidly than currently anticipated, it is possible that we will require more funds than anticipated. We expect that these sources will continue to finance our operations in the long term, and will be complemented, if required, by private or public financing.

Effective Corporate Tax Rate

            Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate of 36%. However, as detailed below, income derived in Israel from certain "Approved Enterprises" will enjoy certain tax benefits for a specific definitive period. The allocation of income derived from approved enterprises is dependent upon compliance of certain requirements with the Investment Law.

      Our manufacturing facilities in Tel Aviv and Nazareth have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income.

      According to the provision of the law, we have elected the "alternative benefits" track provisions of the investment law, pursuant to which we have waived our right to grants and instead receive a tax benefit on undistributed income derived from the "Approved Enterprise" program. The tax benefits under the Investment Law may not be available with respect to income derived from products manufactured outside of Israel or manufactured in Israel but outside of the Approved Enterprises mentioned above and may be affected by the current location of our facilities in Israel. The relative portion of taxable income that should be allocated to each Approved Enterprise and expansion is subject to the fulfillment of covenants with the tax authorities.

      On September 6, 1995, our production facilities in Tel Aviv were granted Approved Enterprise status. Subject to compliance with applicable requirements, the income derived from the Tel Aviv Approved Enterprise will be tax-exempt for a period of four years and will enjoy a reduced tax rate of 10% to 25% for the following six years. The actual number of years and tax rate depends upon the percentage of the non-Israeli holders of our share capital. On December 31, 1997, our production facilities in Nazareth were granted Approved Enterprise status. Subject to compliance with applicable requirements, the income derived from the Nazareth Approved Enterprise is tax exempt for a period of ten years.

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

      During 2000, we received approval of our application for an expansion of our Approved Enterprise status with respect to our Nazareth facility. This expansion will include, among other things, our Carmiel facility. The income derived from this Approved Enterprise will be tax-exempt for a period of ten years. The relative portion of taxable income that should be exempt for a 10 year period is subject to final covenants with the tax authorities. The ten-year period of benefits will commence with the first year in which we earn taxable income.

      InnoWave was granted an "Approved Enterprise" status for its 1997 plan regarding the production facility in Omer. During 1999, InnoWave's request for an expansion was approved.

      During 2003, we applied for the assignment of former InnoWave's "Approved Enterprise" status to Alvarion. As of June 15, 2004 such approval has not yet been obtained.

      In order to maintain eligibility for the above programs and benefits following the Floware merger and InnoWave acquisition, we must meet specified conditions stipulated by the Investment Law, regulations published there under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, any benefits which were previously granted may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest.

      If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the company they would be taxed at the corporate tax rate applicable to such profits as if we had not elected the alternative system of benefits, currently between 15%-20% for an "Approved Enterprise". As of December 31, 2003, our accumulated deficit does not include tax-exempt profits earned by our "Approved Enterprise."

      As of December 31, 2003, in the Israeli company we had available tax loss carryforwards amounting to approximately $91 million, which may be carried forward, in order to offset taxable income in the future, for an indefinite period. In addition, the incurred net tax operating loss carryforwards in a total amount of $65 million of BreezeCOM and Floware at the effective time of the merger can be carried forward to subsequent years and may be set off against our taxable income beginning with the tax year immediately following the merger. This set off is limited per each calendar year to the lesser of:

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

      As of December 31, 2003, the state and the U.S. federal tax losses carryforward of our U.S. subsidiary amounted to approximately $6.5million and $15.1 million, respectively. These losses are available to offset against any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2008 and 2023, respectively.

      As a result, we do not anticipate being subject to income tax in Israel until at least 2007.

      Because we have more than one "Approved Enterprise," our effective tax rate in Israel will be a weighted combination of the various applicable tax rates. We are likely to be unable to take advantage of all tax benefits in Israel for an Approved Enterprise, which would otherwise be available to us because a portion of our operations may be considered by the Israeli tax authorities as generated in areas that are defined as non-Approved Enterprise areas. In addition, because the tax authorities customarily review and reassess existing tax benefits granted to merging companies, and we have yet to finalize the status of our tax benefits following the Floware merger and the InnoWave acquisition, we cannot assure you that the tax authorities will not modify the tax benefits that we enjoyed prior to the merger.

      Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our Brazilian, French, German, Hong Kong, Japanese, Romanian, U.K., Uruguayan, Polish, Dutch, Turkish, Mexican and U.S. subsidiaries will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in China and in the other jurisdictions where we own assets, have employees or conduct activities. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

Government Grants

      Through December 2001, we participated in royalties bearing programs sponsored by the Israeli Government for the support of research and development activities. We had obtained grants from the OCS and were obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from the projects funded by the OCS. The obligation to pay royalties was contingent on actual sales of the products funded.

      We accrued grants from the OCS totaling approximately $6.0 million in 2001, $3.5 million in 2002 and $3.8 million in 2003. In December 2001, we entered into an agreement with the OCS for early payment of all royalties arising from future sales with respect to previous research and development grants to us. Under the arrangement, we settled our outstanding contingent royalty commitment, regardless of the actual level of future sales. As a result of this agreement, we recorded a one-time operating charge of $ 6.5 million with respect to the payments, which we are obligated to the OCS.

      Under the arrangement, the repayment to the OCS could be made over a period of five years from the date of settlement. The liability is linked to Israel's Consumer Price Index ("CPI") and bears annual interest of 4%. During 2003, we settled the amount due for $ 8.5 million.

      Such arrangement enables us to participate in new OCS programs under which we will be eligible to receive grants for generic research and development projects without any royalty repayment obligations excluding OCS programs grants resulting from InnoWave's former operations which were not included in the arrangement.

      In addition to this grants, we obtain grants from the OCS to fund certain other research and development projects as part of our participation in the Magnet Consortium.

     C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      Our product development plans are market-driven and address the major, fast-moving trends that influence the wireless industry. We believe that our future success will depend upon our ability to maintain technological competitiveness, to enhance our existing products and to introduce on a timely basis new commercially viable products addressing the demands of the broadband wireless access market. Accordingly, we devote, and intend to continue to devote, a significant portion of our personnel and financial resources to research and development. As part of the product development process, we seek to maintain close relationships with current and potential distributors, other resellers and end-users, strategic partners and leaders in industry segments in which we operate to identify market needs and define appropriate product specifications.

      As of December 31, 2003, our research and development staff consisted of 297 full time employees. Our research and development is conducted at our facilities in Israel and Romania. We occasionally use independent subcontractors for portions of our development projects.

      Our gross research and development expenses were approximately $27.1 million, or 27.4% of sales in 2001, $27.6 million or 31.1% of sales in 2002 and $$27.4 or 21.5% of sales in 2003. The OCS reimbursed us for approximately $6.0 million in 2001, $3.5 million in 2002 and $3.8 million in 2003.

     D.     TREND INFORMATION

      Growth in Demand for Broadband

      Three years ago, only five million DSL lines had been installed. Now there are over 80 million DSL lines deployed around the world. Yet there are millions of additional customers who want broadband connectivity but cannot get it because in developed regions there are "white zones" DSL or other broadband solutions cannot reach. In the U.S., for example, as overall demand for broadband increases, so does the demand in areas lacking coverage from DSL or cable, which is prompting the incumbent operators to consider broadband wireless technology.

      Strong demand is coming from the developing regions of the world where the existing infrastructure is of poor quality or missing entirely. The authorities in areas such as South America, China, India, Africa and Eastern Europe are choosing to leapfrog the limitations of wireline technology and deploy wireless networks to support universal voice and broadband data services. Our largest deployment so far, which began in late 2003, is a major infrastructure initiative in South America that calls for tens of thousands of lines to be rolled out over a few quarters. Our acquisition of InnoWave positions us to serve the needs of the developing regions as a result of additional products.

      Regulatory Factors

      During 2003, the Chinese Ministry of Information Industry, awarded licenses in 32 cities. Each of the major Chinese operators, in turn, awarded business to Alvarion together with one of its local partners. Additional licenses will be awarded on a provincial level in 2004, and we expect China to become an important market over the next few years. We are also active in additional developing areas, such as Russia and Africa, and we see future potential in other deregulating low tele-density regions, such as India.

      In Western Europe, many governments and municipalities are now mandating 100% broadband availability, requiring the incumbent operators to fill their DSL coverage gaps. In many European countries, this represents a significant number of households. Broadband wireless solutions provide a fast and cost effective way to meet this requirement. Currently, we are working with telcos in the UK, France, and Sweden on the trial-phase of universal access projects.

      Role of Standards

      The ability of standards adoption to act as a catalyst for growth is evident in the growth patterns of the fax, cellular and wireless LAN markets. Our belief in the power of standards has caused us to be active in this area for several years. We have been one of the most active proponents of the 802.16 standard and we helped found the WiMAX Forum in 2003 to promote its adoption.

      In one of the major developments of 2003, Intel Corporation made a very strong commitment to the standard and pledged to develop 802.16-compliant silicon, which is to be available to equipment vendors by the end of 2004. We have a strategic relationship with Intel. With the availability of mass produced chips, the cost of customer premise equipment is expected to decline dramatically. Lower cost, coupled with better throughput and greater ease of installation resulting from next generation technology, plus interoperability to facilitate multi-vendor networks, are some of the advantages that are expected to fuel growth in demand for WiMAX compliant solutions.

     E.     OFF-BALANCE SHEET ARRANGEMENTS

                  Not applicable.

     F.     TABULAR DISCLOSURE OF CONTRACTURAL OBILGATIONS

                  Included under Section B of this Item 5.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A.     DIRECTORS AND SENIOR MANAGEMENT

The following table lists the name, age, and position of our current directors and executive officers:

Name                    Age            Position
----                    ---            --------

Anthony Maher           57   Chairman of the board of directors**
Dr. Meir Barel......    52   Vice Chairman of the board of directors**
Oded Eran...........    49   Director**
Benny Hanigal.......    53   Director*
Professor Raphael Amit  56   External Director**
Dr. Orna Berry......    53   External Director****
Robin Hacke.........    43   External Director***
Amnon Yacoby........    52   Director***
Dr. David Kettler       61   Director***
Zvi Slonimsky.......    53   Chief Executive Officer and Director***
Tzvi Friedman.......    42   President and Chief Operating Officer
Amir Rosenzweig.....    43   President, Alvarion, Inc.

Name                    Age            Position
----                    ---            --------

Dafna Gruber........    38   Chief Financial Officer
Zvi Harnik..........    43   Executive Vice President - Research and
                             Development
Benny Glazer........    52   Senior Vice President - Corporate Sales

      *     Term expiring at our 2005 Annual General Meeting
      **    Term expiring at our 2006 Annual General Meeting
      ***   Term expiring at our 2007 Annual General Meeting
      ****  Term expiring August 1st, 2004

      Mr. Anthony Maher has served as the chairman of our board of directors since March 2004. He was a member of Floware's board of directors from 1997 and until its merger with us and has, since the merger, served as a member of our board of directors. In March 2002, Mr. Maher joined Star Venture Management, a venture capital company, as a partner. Until January 2002, Mr. Maher was a member of the board of directors of the Information and Communication Networks Group of Siemens AG. Since 1978, Mr. Maher has held various engineering, marketing and managerial positions at Siemens. Prior to that, he was employed by Bell Telephone Laboratories in Naperville, Illinois, contributing to hardware and software design, as well as System engineering. Mr. Maher also serves as director of Adva Optical Networks, Inc. and Cube Optics Inc. Mr. Maher holds M.Sc. and B.Sc. degrees in Electrical Engineering and Physics from the University of Illinois.

      Dr. Meir Barel served as the chairman of the board of directors of Floware from its inception until its merger with us in August 2001, and has, since the merger, served as vice chairman of our board of directors. Dr. Barel also served as a director of BreezeCOM between 1994 and 2000. Dr. Barel is the founder and managing partner of Star Venture Management, a venture capital company, which was founded in 1992, and SVM Star Venture Capital Management Ltd. From 1988 to 1992, Dr. Barel was a managing director of TVM Techno Venture Management, Munich. Prior to 1986, Dr. Barel served in various German and Israeli companies involved in factory automation, computer design and data communication. Dr. Barel received a doctorate in Electrical Engineering from the Data Communication Department of the Technical University of Aachen, Germany.

      Mr. Oded Eran has served as a member of our board of directors since September 2003. Mr. Eran is a corporate lawyer, who has been a member of the Israeli law firm of Goldfarb, Levy, Eran & Co. since 1986. From 1983 to 1986 Mr. Eran was an associate lawyer at the New York law firm of Kronish, Lieb, Weiner & Hellman. Mr. Eran is a member of the Israeli Bar (1981) and the New York Bar
(1984). He holds LLB and LLM degrees from the Tel Aviv University Faculty of
Law.

      Mr. Benny Hanigal has served as a member of our board of directors since our inception and served as chairman of our board of directors until February 1999. Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995. In 1995, Lannet was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997. From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds. Mr. Hanigal has a B.Sc. degree in Electrical Engineering from the Technion.

      Professor Raphael Amit has served as one of our external directors since September 2003. Professor Amit has been the Robert B. Goergen Professor of Entrepreneurship and a Professor of Management at the Wharton School of the University of Pennsylvania since July 1999. Professor Amit also serves as the Academic Director of Wharton's Goergen Entrepreneurial Management Programs.

Prior thereto, Professor Amit was the Peter Wall Distinguished Professor at the Faculty of Commerce and Business Administration, University of British Columbia
(UBC), where he was the founding director of the W. Maurice Young Entrepreneurship and Venture Capital Research Center. From 1983 to 1990, Professor Amit served on the faculty of the J.L. Kellogg Graduate School of Management at Northwestern University, where he received the J.L. Kellogg Research Professorship and the Richard M. Paget Research Chair in Business Policy. Professor Amit holds B.A. and M.A. degrees in Economics from the Hebrew University and a Ph.D. in Management from the Northwestern University's J.L. Kellogg Graduate School of Management. Professor Amit serves on the editorial boards of the Strategic Management Journal and the Journal of Business Venturing. From January 1996 to February 2001, Professor Amit served as chair of the board of directors of Creo Products Inc. Professor Amit has served as a consultant to a broad range of organizations in North America and Europe on strategic, entrepreneurial management and new venture formation issues.

      Dr. Orna Berry has served as one of our external directors since August 2000, a position to which she was reappointed upon our merger with Floware. Since August 2000, Dr. Berry has been a venture partner in Gemini Israel Funds Ltd. From 1997 and 2000, Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel. From 1993 to 1997, Dr. Berry was the co-founder and the president of ORNET Data Communication Technologies Ltd. From 1989 to 1992, Dr. Berry was the chief scientist of Fibronics Ltd.. Dr. Berry also serves as an external director of Aladdin Knowledge Products Ltd., a security solutions company, and as a director of Compugen Ltd., a biotechnology company. Dr. Berry is also a member of the board of directors of several privately held companies. Dr. Berry received her Ph.D. in Computer Science from the University of Southern California and M.A. and B.A. degrees in Statistics and Mathematics from Tel-Aviv University and Haifa University, respectively.

      Ms. Robin Hacke was appointed as one of our external directors upon our merger with Floware in August 2001. Ms. Hacke served as a member of Floware's board of directors from its initial public offering in August 2000 and was appointed as an external director of Floware in December 2000. Since August 2003, Ms. Hacke has been the Managing Director of Pentaport Venture Advisors Inc. From January 2003 to July 2003, Ms. Hacke served as Managing Director of Triport Advisors Ltd., a company founded by Ms. Hacke and that provides advisory services to investment companies including Portview Communications Partners. She also advises investment companies, including Portview Communications Partners. From 1990 to 2002, Ms. Hacke served as the Chief Executive Officer of HK Catalyst Strategy and Finance Ltd., a company that Ms. Hacke founded and that provided advisory services to investment companies and high-tech enterprises. From 1986 to 1990, Ms. Hacke held various management positions at Aitech Ltd., an Israeli start-up company. Prior to that, Ms. Hacke was an investment banker at Shearson Lehman Brothers in New York. Ms. Hacke is a member of the board of directors of several privately held companies. Ms. Hacke holds an A.B. magna cum laude degree from Harvard-Radcliffe College and an MBA degree from Harvard Business School.

      Mr. Amnon Yacoby has served as a member of our board of directors since our merger with Floware in August 2001. Mr. Yacoby founded Floware and served as its Chief Executive Officer and as a member of its board of directors until its merger with us. Following our merger with Floware until the end of 2001, Mr. Yacoby served as our co-Chief Executive Officer. In 1987, Mr. Yacoby founded RAD Network Devices Ltd., a developer of data networking devices, and served as its president and Chief Executive Officer until 1995. From 1972 to 1986, he served in the Israel Defense Forces' Electronic Research Department in various positions, most recently as head of the department. He twice received the Israel Security Award. Mr. Yacoby holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion.

      Dr. David Kettler has joined as a member of our board of directors in May 2004. He is a consultant for H.I.G. Capital in Atlanta through DAK Solutions LLC. Previously, Dr. Kettler served as the BellSouth Vice President in charge of the Science & Technology organization and Chief Architect for the BellSouth Network until his retirement at the end of 2000. Prior to BellSouth, Dr. Kettler spent over 15 years at AT&T Bell Laboratories and in Strategic Planning at AT&T Corporate Headquarters. He has actively contributed to Computer Science & Telecommunications Board Committee Reports on the Internet and Broadband. Mr. Kettler also serves on the Computing Advisory Board of Georgia Tech College and numerous research and economic development steering committees. He has proactively engaged university/industry activities, led numerous consortia projects and facilitated the technology transfer from research laboratories toward commercialization. Dr. Kettler is an IEEE Fellow. He earned his BEE, MSEE, and Ph.D.EE from the University of Virginia and is a member of the ECE Industrial Advisory Board.

      Mr. Zvi Slonimsky has been our Chief Executive Officer since June 2002, and prior thereto he served as our President and Chief Operating Officer since May 1999. Following our merger with Floware in August 2001, Mr. Slonimsky became a member of our board of directors and served as our co-Chief Executive Officer, and since the beginning of 2002 has been our sole Chief Executive Officer. Mr. Slonimsky had been President and Chief Executive Officer of MTS Ltd., a company supplying add-on software to PBXs, since its inception in December 1995 as a spin off from C. Mer Industries until 1999. Mr. Slonimsky joined C. Mer in November 1992 as Vice President of its products division. Before joining C. Mer, he was the General Manager of Sorek Technology Center from September 1991 to November 1992. From 1989 to 1991, Mr. Slonimsky was the General Manager of DSPG Ltd., the Israeli-based subsidiary of DSPG, Inc. Prior to DSPG, he held various management positions in Tadiran Ltd., an Israeli communication equipment manufacturer. Mr. Slonimsky holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion and a M.B.A. degree from Tel-Aviv University.

      Mr. Tzvi Friedman joined Floware in October 2000 as its President and Chief Operating Officer and has served in this capacity in Alvarion since our merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom. From 1992 to 1996, Mr. Friedman served as vice president Marketing and Sales of ECI Telecom's SDH division. Mr. Friedman holds a B.Sc.E.E. summa cum laude in Electrical Engineering , a M.Sc.E.E. cum laude in Electrical Engineering from Tel Aviv University and a Sloan Program M.Sc.M. in Management from the London Business School.

      Mr. Amir Rosenzweig was appointed President of Alvarion, Inc. in July 2001. Prior to joining Alvarion, Mr. Rosenzweig served as President, Chief Executive Officer and a Director of MTS Ltd. from 1998 to 2001. Between 1996 and 1998, Mr. Rosenzweig served as Vice President Marketing and Sales of GMA Communications Ltd., prior to which Mr. Rosenzweig was President and Chief Executive Officer of Sogo Electronics Ltd., from 1989 until 1996. Mr. Rosenzweig holds both a B.Sc. degree in Electronics Engineering and an M.B.A. degree from Tel Aviv University.

      Ms. Dafna Gruber has been our Chief Financial Officer since 1997 and was our controller from 1996 to 1997. From 1993 to 1996, Ms. Gruber was a controller at Lannet, a worldwide leading data communications company subsequently acquired by Lucent. Ms. Gruber has a B.A. degree in Accounting and Economics from Tel Aviv University and has been a certified public accountant since 1991.

      Mr. Zvi Harnik was appointed as Executive Vice President in April 2000 and since our merger with Floware has served as Executive Vice President - Research and Development. From September

1999 to April 2000, Mr. Harnik served as Vice President of Research and Development at Midbartech Ltd. Prior to joining Midbartech, Mr. Harnik served as our Vice President of Research and Development from 1997 to 1999. From 1987 to 1997, Mr. Harnik served as Engineering and Research Director of Lannet. Mr. Harnik managed the design of an Ethernet switching system that received the Rothschild prize for innovation in 1995. Mr. Harnik has a B.Sc.E.E. degree from the Technion.

      Mr. Benny Glazer joined us as Vice President of Corporate Sales in August 1999. From 1998 to 1999, Mr. Glazer served as Director of Business Development for ESC Medical Systems Ltd., a manufacturer of medical lasers. From 1996 to 1997, Mr. Glazer served as President and Chief Executive Officer of NuLAN Technologies, a manufacturer of videoconferencing systems. In 1995, he was the President and Chief Executive Officer of ACE North Hills Ltd., a data communications company, until its acquisition by Nbase Ltd. From 1985 to 1994, he served as Vice President of International Sales of Fibronics, a LAN and fiber optic networking equipment manufacturer. Mr. Glazer has a B.Sc. degree in Electronic Engineering from Ben Gurion University and a M.B.A. degree from Tel Aviv University.

     B.     COMPENSATION

      The aggregate direct labor costs associated with all of our directors and executive officers as a group (16 persons) for the year ended December 31, 2003 (including persons who served as directors or executive officers for only a portion of 2003, and whether or not serving as such as of December 31, 2003) was approximately $1,899,674. This amount includes approximately $235,202 which was set aside or accrued to provide pension, retirement, social security or similar benefits. The amount does not include amounts expended by us for vehicles made available to our officers, expenses, including business travel, professional and business association dues and expenses, reimbursements to directors and officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Our directors who are not officers received an aggregate of $140,451 in compensation in 2003. As of December 31, 2003, our directors and executive officers held outstanding options to purchase an aggregate of 4,965,483ordinary shares, at exercise prices ranging from $0.98 to $6.39, with expiration dates ranging from January 2007 to September 2013. In addition, as part of an option exchange program that was conducted in September 2002, as more fully described below under "- E. - Share Ownership - Share Option Plans," options to purchase an aggregate of 3,907,550 ordinary shares previously held by directors and executive officers were cancelled in September 2002. On March 23, 2003, options to purchase an aggregate of 1,918,386 ordinary shares were issued to these directors and executive officers as part of the option exchange program. The exercise price per share in each of these option grants was $2.02, which was the closing price of our ordinary shares as reported by the Nasdaq National Market on March 21, 2003, the last trading day prior to the date of the grant.

      On March 23, 2003, options to purchase an aggregate of additional 1,323,671 ordinary shares were issued to our directors and executive officers at an exercise price of $2.02.

     C.     BOARD PRACTICES

Appointment of Directors and Terms of Officers

      Our directors are elected by our shareholders at an annual general shareholders' meeting. Our directors generally commence the terms of their office at the close of the annual general shareholders' meeting at which they are elected and, other than our external directors, serve in office until the close of the third annual general shareholders' meeting following the meeting at which they are elected. Annual general shareholders' meetings are required to be held at least once every calendar year, but not more than fifteen months after the last preceding annual general shareholders' meeting. Until the next annual general shareholders' meeting, shareholders may elect new directors to fill vacancies in, or increase the number of the members of the board of directors in a special meeting of the shareholders. Our board of directors may appoint any person as a director temporarily to fill any vacancy created in the board of directors. Any director so appointed may hold office until the third general shareholders' meeting convened after the appointment by the board of directors and may be re-elected by the shareholders. The terms of office of the directors must be approved, under the Israeli Companies Law, by the audit committee, the board of directors and the shareholders. The appointment and terms of office of all our executive officers are determined by our board of directors.

Service Contracts of Directors

      None of our directors has the right to receive any benefit upon termination of his or her office or any service contract he or she may have with us.

External Directors

      We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two directors who qualify as external directors under the Companies Law. A person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment as external director, or had, during the preceding two years, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

            o     an employment relationship;

            o a business or professional relationship maintained on a regular basis;

            o     control; and

            o     service as an office holder.

      A person may not serve as an external director if that person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an external director or may adversely impact such person's ability to serve as an external director. Under the Companies Law, each committee of a company's board of directors is required to include at least one external director. The term of office of an external director is three years and may be extended for one additional three year term. The external directors must be elected by the majority of the shareholders in a general meeting, provided that either the shares voting in favor of the external director's election includes at least one-third of the shares of non-controlling shareholders or the total shares of non-controlling shareholders voted against the election does not represent more than one percent of the voting rights in the company. Until the lapse of two years from his or her termination of office, a company may not engage a former external director to serve as an office holder and may not employ or receive professional services from that person, either directly or indirectly, including through an entity controlled by that person.

      On July 30, 2001, our shareholders elected, effective as of August 1, 2001, the effective time of our merger with Floware, Dr. Orna Berry and Ms. Robin Hacke, both of whom satisfy the requirements of the Companies Law, as external directors of the company. On September 30, 2003, our shareholders elected, effective as of October 1, 2003, Professor Raphael Amit, who satisfies the requirements of the Companies Law, as an external director of the company. We have appointed the external directors to the committees of our board of directors as required by law.

Audit Committee

      Pursuant to the Companies Law, the board of directors of a public company must appoint an audit committee. The responsibilities of the audit committee include monitoring the management of the company's business and suggesting appropriate courses of action, as well as approving related party transactions, as required by law. The audit committee must be comprised of at least three directors, including all of the external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing to the company services on a regular basis, or a controlling shareholder or his relative. In addition, pursuant to the rules of the Nasdaq National Market and U.S. securities law requirements, our audit committee assists the board of directors in fulfilling its responsibilities to ensure the integrity of our financial reports, serves as an independent and objective monitor of our financial control systems and provides an open avenue of communication between the board of directors and the independent auditors, internal auditor and financial and executive management. The members of our audit committee are Mr. Hanigal, Prof. Amit, Dr. Berry and Ms. Hacke, all of whom are independent directors in accordance with Nasdaq listing requirements. Prof. Amit qualifies as a financial expert for purposes of the Sarbanes-Oxley Act of 2002 and Nasdaq listing requirements. Dr. Berry, Ms. Hacke and Professor Amit qualify as external directors under the Companies Law.

Compensation Committee

      The compensation committee of our board of directors, which consists of Mr. Maher, Dr. Barel, Professor Amit, and Dr. Kettler, assists the board of directors in administering our share option plans and other issues relating to employee compensation.

Internal Auditor

      The Companies Law also requires the board of directors of a public company to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company's acts comply with applicable law and orderly business procedure. The internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company's independent accounting firm or its representative. Mr. Yossi Ginnosar, CPA, serves as our internal auditor.

Fiduciary Duties of Office Holders; Approval of Specified Related Party Transactions Under Israeli Law

      The Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The office holder's duty of care includes a duty to use reasonable means to obtain information on the advisability of a given action brought for his approval or performed by him by virtue of his position, and all other significant information pertaining to those actions. The duty of loyalty requires an office holder to act in good faith and for the company's benefit, and includes avoiding any conflict of interest between the office holder's position in the company and any other position held by him or his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and disclosing to the company any information or documents relating to the company's affairs that the office holder has received as a result of his position as an office holder. Each person listed in the table under "--Directors and Senior Management" above is deemed to be an office holder under the Companies Law. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors and, with respect to indemnification and insurance of these office holders, also require audit committee approval. Arrangements regarding the compensation of directors require audit committee, board of directors and shareholder approvals.

Disclosure of Personal Interest

      The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. This would include disclosure of a personal interest of the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants, and their spouses, as well as of any corporation in which the office holder or his or her relative is a 5% or greater shareholder, director or general manager or in which he or she or his or her relative has the right to appoint at least one director or the general manager, but does not include a personal interest arising solely from the holding itself of shares of the company. Disclosure is not required if the transaction is not an extraordinary transaction, that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, and in which the office holder's personal interest results solely from the personal interest of his or her relative. Once the office holder complies with his or her disclosure requirement, if the transaction is not an extraordinary transaction, the Companies Law provides that only the approval of the board of directors is required unless the articles of association provide otherwise. Approval of these types of transactions is conditioned on the transaction not being adverse to the company's interest. If the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by the board of directors. A director, who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee, may generally not be present at this meeting or vote on this matter. However, a director may be present at a meeting of the board of directors or audit committee and participate in the vote despite having a personal interest in the transaction under consideration, if most of the directors or most of the members of the audit committee, as the case may be, have a personal interest in the transaction. If most of the directors have a personal interest in a transaction, the transaction also requires shareholders' approval.

Disclosure of Personal Interests of a Controlling Shareholder

      The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, and may include a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Subject to exceptions specified in regulations promulgated under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder or employee, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company in a general meeting, provided that either such majority include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting, or the total shareholdings of those who have no personal interest in the transaction that vote against the transaction does not represent more than one percent of the voting rights in the company. For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions."

Duties of Shareholders

      In addition, under the Companies Law each shareholder has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing any power he or she has in the company, such as in shareholder votes. In addition, certain shareholders have a duty of fairness toward the company, although such duty is not defined in the Companies Law. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power in regard to the company.

Exculpation, Insurance and Indemnification of Directors and Officers

      Our articles of association provide that, to the extent permitted by the Companies Law, we may indemnify our office holders for liabilities or expenses incurred by an office holder as a result of an act done by him in his capacity as an office holder, such as:

            o financial liability imposed on him in favor of another person by a court judgment, including a settlement judgment or an arbitrator's award approved by a court; and

            o reasonable litigation expenses, including attorney's fees, expended by an office holder or charged to him by a court in proceedings filed against him by us or on our behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal charge of which he was convicted of a crime that does not require a finding of criminal intent.

      The Companies Law and our articles of association provide that, subject to certain limitations, we may undertake in advance to indemnify our office holders.

      Our articles of association provide that, to the extent permitted by the Companies Law, we may obtain insurance to cover any liabilities imposed on our office holders as a result of an act done by him in his capacity as an office holder, in any of the following:

            o     a breach of his duty of care to us or to another person;

            o a breach of his duty of loyalty to us, provided that he acted in good faith and had reasonable grounds to assume that his act would not harm us; or

            o financial liability imposed upon him in favour of another person.

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

      Following approval by our audit committee, board of directors and shareholders, in 2001 and 2004, we entered into agreements with our office holders under which we undertook to indemnify and exculpate our office holders. In connection with our merger with Floware, we have also assumed similar agreements entered into between Floware and its officer holders. The indemnification agreements provide that we will indemnify an office holder for any expenses incurred by the office holder in connection with any claims (as these terms are defined in the agreements) that fall within one or more categories of indemnifiable events listed in the agreements, related to any act or omission of the office holder while serving as an office holder of our company (or serving or having served, at our request, as an employee, consultant, office holder or agent of any subsidiary of our company, or any other corporation or partnership). In addition, under these agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us, to the maximum extent permitted by law.

      At present, we are not aware of any pending litigation or proceeding involving an office holder where indemnification would be required or permitted under the indemnification agreements.

     D.     EMPLOYEES

       As of December 31, 2003, we had 743 employees (including persons who became our employees as a result of the InnoWave acquisition), of which 297 were engaged in research and development, 178 in operations, 223 in sales and marketing and 45 in administration and management. Of our full-time employees, as of December 31, 2003, 601 were located in Israel, 59 in the United States and 83 at our other branch offices.

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

      We consider our relations with our employees to be good and have never experienced any strikes or work stoppages. Substantially all of our employees have employment agreements and none are represented by a labor union.

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

     E.     SHARE OWNERSHIP

         The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of June 15, 2004. The percentage of outstanding ordinary shares is based on 56,545,385 ordinary shares outstanding as of June 15, 2004.

                               Number of       Percentage of Outstanding
      Name                  Ordinary Shares        Ordinary Shares
--------------------      ------------------  ---------------------------

Dr. Meir Barel                   --                       -
Zvi Slonimsky                    --                       -
Tzvi Friedman                    --                      --
Amir Rosenzweig                  --                      --
Dafna Gruber                     --                      --
Zvi Harnik                       --                      --
Benny Glazer                     --                      --
Amnon Yacoby                  1,255,473                 2.2%
Benny Hanigal                   177,430(1)                *
Anthony Maher                    40,651                   *
Dr. Orna Berry                   --                      --
Robin Hacke                         536                   *
Professor Raphael Amit           --                      --
Oded Eran                        --                      --
Dr. David Kettler                --                      --

------------------------
*     Less than 1%.

(1)   The ordinary shares are held in trust for Mr. Hanigal.

      As of June 15, 2004, the directors and executive officers listed above, as a group, held4,665,127_____ options to purchase of our ordinary shares at a weighted average exercise price of $5.11 with expiration dates ranging from January 2007 to April 2014. The voting rights of our directors and executive officers do not differ from the voting rights of other holders of our ordinary shares.

Share Option Plans

      Pursuant to resolutions of our board of directors, as of December 31, 2003 a total of 20,588,178 ordinary shares have been reserved for issuance upon exercise of options granted to our employees, officers, directors and consultants pursuant to our share option plans. These ordinary shares have been reserved pursuant to our 2002 Global Share Option Plan, or the 2002 Plan, Key Employee Share Incentive Plan (1994), as amended, Key Employee Share Incentive Plan (1996), Key Employee Share Incentive Plan (1997), 1999 U.S. Stock Option Plan, Floware's Key Employee Share Incentive Plan (1996) and an option agreement with a director.

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

      Options granted under the share option plans generally vest over a period of ranging from three months to four years. Of the options reserved under the share option plans, options to purchase 6,734,779 ordinary shares have been exercised, options to purchase 997,092 ordinary shares are available for future grant and options to purchase 12,856,308 ordinary shares, including options issued pursuant to the terms of the Floware merger, were outstanding as of December 31, 2003, at a weighted average exercise price of $3.45 per share. Unless a shorter period is specified in the notice of grant or unless the applicable share option plan has an earlier termination date, each of the 12,856,308 options outstanding expire between eight and ten years from the date of grant.

      The share option plans are administered by the board of directors. The board of directors or the compensation committee designates the optionees, dates of grant and the exercise price of options. Each grantee is responsible for all personal tax consequences of the grant and exercise the options. Unless otherwise approved by our board of directors, employees generally may exercise vested options granted under the share option plans for a period of between two weeks and three months following the date of termination of their employment with us or any of our subsidiaries and options that have not vested on the date of termination expire. Under Israeli law, the issuance of options must be approved by our board of directors and issuance of options to directors must be approved by the shareholders.

      In September 2002, the board of directors approved an option exchange program. Under the program, holders of options with exercise prices in excess of $4.60 were given the opportunity to voluntarily tender unexercised vested and non-vested stock options previously granted to them, in exchange for replacement options to be granted at a later date. The exchange offer expired on September 20, 2002. Depending upon the exercise price of the options tendered, those participants who elected to tender options under the terms of the program received new options in an amount ranging from 2% to 85% of the number of the options tendered. As a result of the option exchange program, the amount of options outstanding was reduced by approximately 3 million. The exercise price of the new options is $2.02 per share, which was the closing price of our ordinary shares as reported by the Nasdaq National Market on March 21, 2003, the last trading day prior to the date of the grant, March 23, 2003. The new options were granted under our 2002 Plan, pursuant to which we reserved an aggregate of
8.5 million ordinary shares issuable upon exercise of options. We reduced the number of ordinary shares reserved for issuance upon exercise of options under our other existing option plans by approximately 8.3 million ordinary shares.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.     MAJOR SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 15, 2004, by each person or entity we know to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of our other shareholders. The percentage of outstanding ordinary shares is based on 56,545,385 ordinary shares outstanding as of June 15, 2004. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the date of this annual report are treated as outstanding only for the purpose of determining the percent owned by such person or group.

                                                    Ordinary Shares
                                                   Beneficially Owned
                                                  --------------------
               Name                                 Number    Percent
               ----                               ---------   --------

Fidelity Investments (1)                          5,128,600    9.1%
Entities affiliated with Star Ventures(2)         4,256,905    7.5%

--------------------------
(1) Aggregate holdings of certain institutional accounts and/or open-end investment companies managed by FMR Corp and Fidelity International Limited. FMR Corp and Fidelity International Limited are the parent companies of various investment advisors that manage institutional accounts and/or open-end investment companies.

(2)   Consists of 686,081 ordinary shares held by STAR Management of Investment
      (1993) Limited Partnership (Israel Star Partnership); 1,016,888 ordinary shares held by SVE STAR Ventures Enterprises No. III, a German Civil Law Partnership (with limitation of liability) (SVE III); 83,756 ordinary shares held by SVE STAR Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability) (SVE IIIA); 447,314 ordinary shares held by SVM STAR Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG (SVE IV); 602,631 ordinary shares held by SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability) (SVE V); 66,422 ordinary shares held by SVM STAR Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2 (SVE
      VI); 748,361 ordinary shares held by SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability) (SVE
      VII); and 415,560 ordinary shares held by SVM STAR Ventures Management GmbH Nr. 3 (Star Germany) (collectively, the Star Group). Star Germany manages the investments of SVE III, SVE IIIA, SVE IV, SVE V, SVE VI and SVE VII. SVM Star Venture Capital Management Ltd. (Star Israel) manages the investments of Israel Star Partnership. Dr. Meir Barel, one of our directors, is the sole director and primary owner of Star Germany and Star Israel. Dr. Barel has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by SVE III, SVE IIIA, SVE IV, SVE V, SVE VI, SVE VII and Israel Star Partnership. Star Germany has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by SVE III, SVE IIIA, SVE IV, SVE V, SVE VI and SVE VII. Star Israel has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by Israel Star Partnership. Dr. Barel disclaims beneficial ownership of all of the shares held by the Star Group. Also includes options to purchase 189,892 ordinary shares held by Dr. Barel which are exercisable within 60 days of June 15, 2004. Entities affiliated with Star Ventures beneficially owned 16.0%, 16.5% and 7.5% of our outstanding share capital as of December 31, 2001, 2002 and 2003, respectively. The number of ordinary shares beneficially owned by entities affiliated with Star Ventures includes approximately 4,067,905 ordinary shares which these entities received, upon completion the merger, in exchange for the Floware ordinary shares they beneficially owned prior to the merger.


      As of June 15, 2004, there were 57 holders of our ordinary shares of record registered with a United States mailing address, including banks, brokers and nominees. As of June 15, 2004, these holders of record held approximately 48,463,798 ordinary shares representing approximately 85.7% of our then outstanding share capital. Because these holders of record include banks, brokers and nominees, the beneficial owners of these ordinary shares may include persons who reside outside the United States.

      To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person or persons severally or jointly and currently there are no arrangements that may, at a subsequent date, result in a change in our control.

     B.     RELATED PARTY TRANSACTIONS

Transactions with Shareholders

      As of June 15, 2004, Siemens held 3.7% of our share capital and is one of our major strategic partners. Pursuant to the terms of our merger with Floware we assumed a five-year agreement that Floware had entered into with Siemens in February 2000. We have subsequently entered into a new agreement at arm's-length with Siemens, dated July 23, 2002. Pursuant to that agreement Siemens has the right to sell Alvarion products under its own brand name. We have entered into agreements with several local companies affiliated with Siemens to apply the terms of our agreement with Siemens to these companies. Companies affiliated with Siemens accounted for 8.5% of our sales in 2003.

      Our former chairman of the board of directors, Aharon Dovrat, is the father of ECI's chairman of the board of directors. Aharon Dovrat and his son have interests in entities that hold approximately 7% of the outstanding capital stock of ECI. InnoWave was a wholly-owned subsidiary of ECI. To avoid the appearance of any conflict of interest, Aharon Dovrat did not participate in meetings of our board of directors in which the acquisition of InnoWave's assets from ECI was considered and did not vote thereon. Our acquisition of InnoWave's assets is discussed above under "Item 4A--Information on the Company--History and Development of the Company."

     C.     INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8.     FINANCIAL INFORMATION

     A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

      Legal Proceedings

      A third party has made a demand to enforce an alleged agreement with us under which, we should be the lessee, for the lease of approximately 150,700 square feet. Under the alleged agreement the monthly lease and maintenance payments is approximately $300,000 and the lease is for a period of seven years. In June 2004, we reached a settlement agreement with that third party. The settlement agreement resulted in a payment to a third party of an immaterial amount.

       We received a notice from a former customer claiming reimbursement of approximately $3 million from us. As this notice is yet in its preliminary stage, it is impractical to predict its outcome.

      Except as otherwise disclosed in this annual report, we are not a party to any material litigation or arbitration, either in Israel or any other jurisdiction, and we are not aware of any pending or threatened litigation or arbitration that would have a material adverse affect on our business, financial condition or results of operations.

Export Sales

      Export sales constitute a significant portion of our sales. In 2003, export sales were approximately $125.9 million constituting approximately 99.0% of our total sales. For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see "Item 5--Operating and Financial Review and Prospects--Operating Results."

Dividend Policy

      We have never declared or paid any cash dividend on our ordinary shares. We do not anticipate paying any cash dividend on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and expand our business

     B.     SIGNIFICANT CHANGES

      Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2003.

ITEM 9.     THE OFFER AND LISTING

     A.     OFFER AND LISTING DETAILS

      The following table sets forth the high and low sales prices for our ordinary shares as reported by the Nasdaq National Market for each full financial year since our initial public offering in March 2000 and as reported by the Tel Aviv Stock Exchange, in NIS, since our ordinary shares commenced trading on the Tel Aviv Stock Exchange in August 2001:


                      Nasdaq National Market       Tel Aviv Stock Exchange
Year                    High       Low              High             Low
----                    ----       ---              ----             ---
2000..............      $53.1250 $ 9.6875           N.A.             N.A.
2001..............      $17.5000 $ 1.5500        NIS 21.99          NIS 7.98
2002..............      $ 4.0500 $ 1.6400        NIS 18.04          NIS 8.54
2003                    $11.5500 $ 1.8400        NIS 51.10          NIS 8.69

The following table sets forth the high and low sales price for our ordinary shares as reported by the Nasdaq National Market for each full financial quarter in 2002 and 2003 and as reported by the Tel Aviv Stock Exchange, in NIS:

                     Nasdaq National Market        Tel Aviv Stock Exchange

2002
----
First Quarter.....     $ 4.0500  $ 2.2500        NIS 18.04        NIS  10.84
Second Quarter....     $ 2.3900  $ 1.8200        NIS 10.86        NIS   8.99
Third Quarter.....     $ 2.2500  $ 1.6400        NIS 10.59        NIS   7.89
Fourth Quarter....     $ 2.3700  $ 1.8000        NIS 11.19        NIS   8.54

2003                   High        Low             High             Low
----                   ----        ---             ----             ---
First Quarter.....     $ 2.2400  $ 1.8400        NIS 9.59         NIS   8.69
Second Quarter....     $ 4.0400  $ 2.1700        NIS 17.14        NIS  10.15
Third Quarter.....     $ 7.3000  $ 4.0000        NIS 32.81        NIS  17.05
Fourth Quarter....     $11.5500  $ 6.6000        NIS 51.10        NIS  28.72


      The following table sets forth the high and low sales price for our ordinary shares as reported by the Nasdaq National Market and the Tel Aviv Stock Exchange for the most recent six months:

                     Nasdaq National Market        Tel Aviv Stock Exchange
Month                   High       Low              High             Low
-----                   ----       ---              ----             ---
December 2003          $11.5500  $ 10.0000       NIS 51.10        NIS   43.92
January 2004           $11.6600  $ 15.0300       NIS 66.50        NIS   51.70
February 2004          $14.6000  $ 11.7900       NIS 64.60        NIS   55.30
March 2004             $16.7300  $ 12.2300       NIS 74.30        NIS   56.40
April 2004             $13.3500  $ 10.6700       NIS 60.00        NIS   50.00
May 2004               $11.3900  $ 9.1500        NIS 52.80        NIS   41.47
June 2004 (through     $11.5500  $ 10.0600       NIS 52.14        NIS   47.96
June 15)

     B.     PLAN OF DISTRIBUTION

Not applicable.



     C.      MARKETS

      Our ordinary shares began trading on the Nasdaq National Market on March 23, 2000 under the symbol "BRZE." Prior to that date, there was no market for our ordinary shares. On August 1, 2001, upon the completion of our merger with Floware and the change of our name to Alvarion Ltd., our symbol was changed to "ALVR." On August 1, 2001, our ordinary shares began to trade also on the Tel Aviv Stock Exchange.

     D.     SELLING SHAREHOLDERS

Not applicable.

     E.     DILUTION

Not applicable.

     F.     EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

     A.     SHARE CAPITAL

Not applicable.

     B.     MEMORANDUM AND ARTICLES OF ASSOCIATION

      The following is a summary description of certain provisions of our memorandum of association and articles of association:

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

      Our articles of association permit us to enter into a business transaction with any of the directors of our company or enter into a business transaction with a third party in which a director has a personal interest, subject to compliance with the Companies Law. See "Item 6--Directors, Senior Management and Employees--Board Practices."

      Directors who do not hold other positions in our company and who are not external directors may not receive any compensation from our company, unless such compensation is approved by our shareholders, subject to applicable law.

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

      Upon our liquidation, the liquidator, with the approval of a general meeting of the shareholders, may distribute all or part of the property to our shareholders, and may deposit any part of such property with trustees in favour of the shareholders, as deemed appropriate by the liquidator.

      Rights attached to our ordinary shares, may be modified or abrogated by a resolution adopted at a general meeting of the shareholders by more than 50% of the shareholders who are entitled to vote at the meeting, or an "ordinary majority," other than certain rights relating to the election of directors that may be modified or abrogated only with the approval of more than 75% of the shareholders who are entitled to vote at the meeting.

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

      Directors, other than external directors, are elected, unless specifically determined otherwise, until the third annual general shareholders' meeting following the meeting at which such directors were elected. Any director may be removed from his office by way of a resolution adopted by the vote of the holders of 75% of the voting power represented at a meeting.

      The shareholders who are entitled to participate and vote at a general meeting are those shareholders who are registered in our shareholders register on the date determined by our board of directors, provided that such date not be more than 40 days, nor less than 21 days, prior to the date of the general meeting, except as otherwise permitted by the regulations under the Companies Law. Shareholders entitled to attend a general meeting are entitled to receive notice of such meeting at least 21 days prior to the date fixed for such meeting, unless a shorter period is permitted by law.

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

      Real gain accrued before January 1, 2003 on sales of our ordinary shares purchased in our initial public offering or thereafter, other than sales by entities that are subject to the Inflationary Adjustments Law, as discussed below, generally is exempt from Israeli capital gains tax. On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the "tax reform," came into effect. The tax reform and the regulations promulgated thereunder include, among other things, the imposition of capital gains tax at a rate of 15% on gains derived from and after January 1, 2003 by Israeli residents, from the sale of shares in Israeli companies publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities, (2) shareholders that report in accordance with the Inflationary Adjustment Law, (3) shareholders who acquired their shares prior to an initial public offering, (4) the sale of shares to a relative; or (5) shareholders claiming a deduction for financing expenses in connection with the sold securities. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price. Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a recognized stock exchange or regulated market outside of Israel, provided such shareholders did not acquire their shares prior to an initial public offering and provided such gains did not derive from a permanent establishment of such shareholders in Israel. The provisions of the tax reform do not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

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

      Taxation of Non-Resident Holders of Our Shares

      Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. Such sources of income include passive income such as dividends, royalties, interest and capital gain, as well as non-passive income from business conducted in Israel. Unless a different rate is provided in a treaty between Israel and the shareholder's country of residence, dividends, other than bonus shares or stock dividends, not generated by an Approved Enterprise are subject to income tax at the rate of 25%, which is withheld at source. Under the U.S.-Israel tax treaty, these distributions to a Treaty U.S. Resident are subject to income tax at a maximum rate of 25%, or 12.5% if the Treaty U.S. resident is a U.S. corporation and holds at least 10% of our voting power, in general, in the current and preceding tax years. Dividends distributed from income generated by an Approved Enterprise are subject to 15% tax, which is withheld at source.

      For information with respect to the applicability of Israeli capital gains taxes to the sale of our ordinary shares by United States residents, see "--Israeli Taxation of our Shareholders--Capital Gains Tax," above.

       United States Federal Income Tax Considerations with Respect to the Ownership and Disposition of Our Ordinary Shares

      The following is a discussion of the material United States federal income tax consequences applicable to "U.S. Holders" (as defined below) who beneficially own our ordinary shares. The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations promulgated thereunder, and existing administrative rulings and court decisions in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. For purposes of this discussion, it is assumed that U.S. Holders of our ordinary shares hold such stock as a capital asset within the meaning of Section 1221 of the Code, that is, generally for investment. This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular U.S. Holder of our ordinary shares in light of his or her circumstances or to a U.S. Holder of our ordinary shares subject to special treatment under United States federal income tax law, including, without limitation:

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

            o persons who have owned at any time or who own, directly, indirectly, constructively or by attribution, ten percent or more of our total voting power of our share capital;

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

            o a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all of such trust's substantial decisions; or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

      Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. Holder (a "Non-U.S. Holder") are also discussed below.

Each holder of our ordinary shares is advised to consult his or her own tax advisor with respect to the specific tax consequences to him or her of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income and other tax laws in his or her particular circumstances.

      Dividend Distributions

      Subject to the discussion below under the heading "Passive Foreign Investment Company Status," to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, a distribution made with respect to our ordinary shares (including the amount of any Israeli withholding tax thereon) will be includible for United States federal income tax purposes in the income of a U.S. Holder as a taxable dividend. Dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirement of "qualified dividend income" as defined by the Code. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company," a "foreign personal holding company" or a "foreign investment company" (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

       To the extent that such distribution exceeds our earnings and profits and provided that we were not a passive foreign investment company, or PFIC, as to such U.S. Holder, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in our ordinary shares and thereafter as taxable capital gain. Dividends paid by our company generally will not be eligible for the dividends received deduction allowed to corporations under the Code. Dividends paid in a currency other than the U.S. dollar will be includible in income of a U.S. Holder in a U.S. dollar amount based on the spot rate of exchange on the date of distribution, without reduction for any Israeli taxes withheld at source, regardless of whether the payment is in fact converted into U.S. dollars on such date. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

      Sale or Exchange

      Subject to the discussion below under the heading "Passive Foreign Investment Company Status," upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder generally will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition of our ordinary shares and the U.S. Holder's adjusted tax basis in our ordinary shares, which is usually the U.S. dollar cost of the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if our ordinary shares have been held for more than one year on the date of the disposition. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. Any gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes. In addition, a U.S. Holder who receives foreign currency upon the sale or exchange of our ordinary shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

      Passive Foreign Investment Company Status

      Generally a foreign corporation is treated as a PFIC for United States federal income tax purposes if either:

            o 75% or more of its gross income (including the pro rata gross income of any company (U.S. or foreign) of which such corporation is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income; or

            o 50% or more of the average value of its gross assets (including the pro rata fair market value of the assets of any company in which such corporation is considered to own 25% or more of the ordinary shares by value) during the taxable year produce or are held for the production of passive income, generally referred to as the "asset test."

      As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a PFIC, for United States federal income tax purposes. Based upon our market capitalization during each year prior to 2001, we do not believe that we were a PFIC for any such year and, based upon an independent valuation of our assets as of the end of each quarter of 2001 and based upon our valuation of our assets for 2002 and 2003, we do not believe that we were a PFIC for 2001,2002 or 2003 despite the relatively low market price of our ordinary shares during much of those years. We cannot assure you, however, that the Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in a subsequent year.

      If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held our shares and such holder failed to make either a "QEF election" or a "mark-to-market election" (as described below) for the first taxable year during which we were a PFIC and the U.S. Holder held our shares:

            o gain recognized (including gain deemed recognized if our ordinary shares are used as security for a loan) by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain distributions in respect of, our ordinary shares would be taxable as ordinary income;

            o the U.S. Holder would be required to allocate such dividend income and/or disposition gain ratably over such holder's entire holding period for our ordinary shares;the U.S. Holder's income for the current taxable year would include (as ordinary income) amounts allocated to the current year, i.e., the year of the dividend payment or disposition, and to any period prior to the first day of the first taxable year for which we were a PFIC;

            o the amount allocated to each year other than (i) the year of the dividend payment or disposition and (ii) any year prior to our becoming a PFIC, would be subject to tax at the highest individual or corporate marginal tax rate, as applicable, in effect for that year, and an interest charge would be imposed with respect to the resulting tax liability;

            o the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received in respect of, and gain recognized on dispositions of, our ordinary shares; and

            o any U.S. Holder who acquired our ordinary shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to fair market value for such shares. Instead, such U.S. Holder would have a tax basis equal to the decedent's basis, if lower than the fair market value.

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

      Generally, if a U.S. Holder makes a valid QEF election with respect to our ordinary shares:

            o the U.S. Holder would be required for each taxable year, for which we are a PFIC to include in income such holder's pro-rata share of our: (i) net ordinary earnings as ordinary income; and (ii) net capital gain as long-term capital gain, in each case computed under U.S. federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge;

            o the U.S. Holder would not be required under these rules to include any amount in income for any taxable year during which we do not have ordinary earnings or net capital gain; and

            o the U.S. Holder would not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC.

      The QEF election is made on shareholder-by-shareholder basis. Thus, any U.S. Holder of our ordinary shares can make its own decision whether to make a QEF election. A QEF election applies to all of our ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, using the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return. In order to permit our shareholders to make a QEF election, we must supply them with certain information. We will supply U.S. Holders with the information needed to report income and gain pursuant to the QEF election in the event that we are classified as a PFIC for any taxable year and will supply such additional information as the IRS may require in order to enable U.S. Holders to make the QEF election. It should be noted that U.S. Holders may not make a QEF election with respect to warrants or rights to acquire our ordinary shares, and that certain classes of investors (for example, consolidated groups and grantor trusts) are subject to special rules regarding the QEF election.

      Under certain circumstances, a U.S. Holder may also obtain treatment similar to that afforded a shareholder who has made a timely QEF election by making an election in a year subsequent to the first year during the U.S. Holder's holding period that we are classified as a PFIC to treat such holder's interest in our company as subject to a deemed sale on the first day of the first QEF year for an amount equal to its fair market value and recognizing gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions, described above and thereafter treating such interest in our company as an interest in a QEF. In addition, under certain circumstances U.S. Holders may make a retroactive QEF election, but may be required to file a protective statement currently to preserve their ability to make a retroactive QEF election. U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement.

      Alternatively, a U.S. Holder of shares in a PFIC can elect to mark the shares to market annually, recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, an amount equal to the difference between the shareholder's adjusted tax basis in the PFIC stock and its fair market value. Ordinary loss is recognized only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years. As with the QEF election, a U.S. Holder who makes a mark-to-market election would not be subject to the deemed ratable allocations of gain, the interest charge, and the denial of basis step-up at death (described above). A mark-to-market election applies for so long as our ordinary shares are "marketable," and is irrevocable without obtaining the consent of the IRS and would continue to apply even in years that we were no longer a PFIC. However, under Treasury regulations, a U.S. Holder who makes a mark-to-market election would not include mark-to-market gain or loss for any taxable year in which we are not a PFIC.

      U.S. Holders of our ordinary shares are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a QEF election, in connection with their holding of our ordinary shares, including warrants or rights to acquire our ordinary shares.

      Tax Consequences for Non-U.S. Holders of Our Ordinary Shares

      Except as described in "Information Reporting and Backup Withholding" below, a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

            o such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States,
            o the Non-U.S. Holder is an individual who holds our ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption, or
            o the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.


      Information Reporting and Backup Withholding

      U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on our ordinary shares. In addition, U.S. holders of our ordinary shares are subject to backup withholding (currently at a rate of 28%) upon any dividends paid in the United States on our ordinary shares, unless they:

                  o furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on an IRS Form W-9; or

                  o provide proof that they are otherwise exempt from backup withholding.

      U.S. Holders are subject to information reporting on proceeds paid from the sale, exchange, redemption or other disposition of our ordinary shares and also to backup withholding (currently at a rate of 28%) on such proceeds unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

      Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, our ordinary shares, provided that such Non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.


      Backup withholding is not an additional tax. The amount of any backup withholding is allowable as a credit against the U.S. or Non-U.S. Holder's United States federal income tax liability, provided that such holder provides the requisite information to the Internal Revenue Service.

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

      The Israeli Securities Authority maintains an Internet website at http://www.isa.gov.il that contains reports proxy statements, information statements and other material that are filed through the electronic disclosure system (MAGNA). We began filing our reports through the MAGNA system in August 2003.

     I.     SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenue and expenses are transacted in U.S. dollars. A portion of our expenses, however, are denominated in NIS. During 2003, in order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we used currency forward contracts and put and call options. We hedge the majority of our forecasted expenses denominated in NIS. Our hedging program reduces, but does not always entirely eliminate, the impact of foreign currency rate movements. We have, based on our past experience, concluded that there is no material foreign exchange rate exposure.

      Our investment portfolio includes held to maturity marketable securities. Since we generally do not intend to sell these securities before their maturity date, we do not attempt to reduce our exposure to changes in interest rates.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                   PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

            A. to D. Not applicable.

     E.     USE OF PROCEEDS

      The effective date of the registration statement (No. 333-11572) for our initial public offering of our ordinary shares, par value NIS 0.01 per share, was March 22, 2000. The offering commenced on March 23, 2000, and terminated after the sale of all the securities registered. The managing underwriter of the offering was CIBC World Markets. We registered 5,750,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter's over-allotment option. We sold all of the 5,750,000 ordinary shares at an aggregate offering price of $115 million ($20.00 per share). Under the terms of the offering, we incurred underwriting discounts of approximately $8 million. We also incurred other expenses of approximately $3.2 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $104 million. None of the net proceeds was paid, directly or indirectly, to any of our directors or officers, or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. From March 23, 2000 to December 31, 2003 the net offering proceeds were used to finance the continued growth including acquisitions of our business and for general corporate purposes.

ITEM 15.    CONTROLS AND PROCEDURES

      We have established disclosure controls and procedures to ensure that material information relating to us, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors.

      As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based upon the evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information that we are required to disclose in reports filed under the Securities Exchange Act of 1934, as amended.

      There have been no significant changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended) or in other factors during the fiscal quarter and fiscal year ended December 31, 2003 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting subsequent to the date of our most recent evaluation.


ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS; PRINCIPAL ACCOUNTANT FEES AND SERVICES;EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

A.    AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors has determined that Professor Amit, a member of our audit committee, is qualified as an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K.

B.    CODE OF ETHICS

      We have adopted a Code of Ethics that applies to all of our employees including executives, senior officers and members of the board of directors. We have attached a copy of the Code of Conduct as Exhibit 11 to this annual report.

C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

            The following is a summary of the fees billed to us for audit, audit related and non-audit services provided by Kost, Forer , Gabbay & Kasierer to us for the years ended December 31, 2003 and December 31, 2002:

            Fee Category         2003 Fees         2002 Fees
            ------------         ---------         ---------

            Audit Fees           $97,537           $57,410

            Audit-Related Fees   $40,850           $44,000

            Tax Fees             $24,424           $62,880

            All Other Fees       $15,000           $30,000

            Total Fees           $177,811          $194,290


Audit Fees: Consists of the aggregate fees billed for professional services rendered for the audit of the our annual financial statements and services that are normally provide by Kost, Forer , Gabbay & Kasierer in connection with statutory and regulatory filings or engagements.

Audit Related Fees: Consists of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services primarily consist of advice and consultation for relocation related issues.

Tax Fees: Consists of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. These services include assistance regarding international and Israeli tax services. All Other Fees:
Consists of the aggregate fees billed for products and services other than the services reported above. For the year ended December 31, 2003, these services primarily consist of due diligence services related to the InnoWave acquistion.

D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

            Not applicable.

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

Exhibit No. Description
----------- ------------------------------------------------------------
1.1         Memorandum of Association (English translation accompanied by Hebrew original)*
1.2         Articles of Association*
1.3         Certificate of Name Change (English translation accompanied by Hebrew original)****
2.1         Form of Ordinary Share Certificate*****
2.2         Form of Warrant*
4.1         Key Employee Share Incentive Plan (1994)*
4.2         Key Employee Share Incentive Plan (1996)*
4.3         Key Employee Share Incentive Plan (1997)*
4.4         1999 U.S. Stock Option Plan*
4.5         Floware Employee Stock Option Plan****
4.6         2002 Global Share Option Plan*******
4.7         Lease Agreement, dated April 16, 2000, between the
            Registrant and Bet Dror Ltd. And Ziviel Investments Ltd.
            (English summary accompanied by Hebrew original)*
4.8         Amended Manufacturing Agreement, dated February 6, 2000,
            between the Registrant and R.H. Electronics Ltd.*
4.9         Registration Rights Agreement, dated as of November 4, 1999, between the Registrant and the Shareholders party thereto, as amended on January 18, 2000*
4.10        Agreement and Plan of Merger, dated as of April 5, 2001,
            among Floware Wireless Systems Ltd. and the Registrant ***
4.11        Form of Indemnity Agreement for Directors and Executive
            Officers******
4.12        Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd.
            (English summary accompanied by Hebrew original)******
4.13        Sublease Agreement, dated July 5, 2001, between Floware
            Wireless Systems Ltd. and Ceragon Networks Ltd. (English
            summary accompanied by Hebrew original)******
8           Subsidiaries of Alvarion Ltd.
11          Code of Ethics
12.1        Certification of Chief Executive Officer required by Rules
            13a-14(a) and Rule 15d014(a) under the Securities Exchange
            Act of 1934, as amended
12.2        Certification of Chief Financial Officer required by Rules
            13a-14(a) and Rule 15d014(a) under the Securities Exchange
            Act of 1934, as amended
13.1        Certification of the Chief Executive Officer pursuant to 18 U.S.C
            Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2        Certification of the Chief Financial Officer pursuant to 18 U.S.C
            Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1        Consent of Kost, Forer & Gabbay

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

                             ALVARION LTD.

                             /s/ Zvi Slonimsky
                             ----------------------------
                             By: Zvi Slonimsky
                                 Chief Executive Officer

Date:  June 23, 2004

                                EXHIBIT INDEX

Exhibit No.    Description
-----------    --------------------------------------------------------------
1.1            Memorandum of Association (English translation accompanied by
               Hebrew original)*
1.2            Articles of Association*
1.3            Certificate of Name Change (English translation accompanied by
               Hebrew original)****
2.1            Form of Ordinary Share Certificate*****
2.2            Form of Warrant*
4.1            Key Employee Share Incentive Plan (1994)*
4.2            Key Employee Share Incentive Plan (1996)*
4.3            Key Employee Share Incentive Plan (1997)*
4.4            1999 U.S. Stock Option Plan*
4.5            Floware Employee Stock Option Plan****
4.6            2002 Global Share Option Plan*******
4.7            Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original)*
4.8            Amended Manufacturing Agreement, dated February 6, 2000,
               between the Registrant and R.H. Electronics Ltd.*
4.9            Registration Rights Agreement, dated as of November 4, 1999, between the Registrant and the Shareholders party thereto, as amended on January 18, 2000*
4.10           Agreement and Plan of Merger, dated as of April 5, 2001, among
               Floware Wireless Systems Ltd. and the Registrant ***
4.11           Form of Indemnity Agreement for Directors and Executive
               Officers******
4.12           Addendum, dated September 2000, to Lease Agreement, between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd.
               (English summary accompanied by Hebrew original)******
4.13           Sublease Agreement, dated July 5, 2001, between Floware
               Wireless Systems Ltd. and Ceragon Networks Ltd. (English
               summary accompanied by Hebrew original)******
8              Subsidiaries of Alvarion Ltd.
11             Code of Ethics
12.1           Certification of Chief Executive Officer required by Rules
               13a-14(a) and Rule 15d014(a) under the Securities Exchange Act of 1934, as amended
12.2           Certification of Chief Financial Officer required by Rules
               13a-14(a) and Rule 15d014(a) under the Securities Exchange Act of 1934, as amended
13.1           Certification of the Chief Executive Officer pursuant to 18 U.S.C
               Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2           Certification of the Chief Financial Officer pursuant to 18 U.S.C
               Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1           Consent of Kost, Forer & Gabbay

-----------------
* Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).`

** Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-12294).

*** Incorporated herein by reference to the Registration Statement on Form F-4 (File No. 333-13606).

**** Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786).
***** Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142).
****** Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2001
******* Incorporated by reference to the Registration Statement on Form S-8
        (File No. 333-104070)

                       ALVARION LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2003

                                 IN U.S. DOLLARS

                                      INDEX

                                                                         Page
                                                                     ----------

 Report of Independent Auditors                                          F-2

 Consolidated Balance Sheets                                          F-3 - F-4

 Consolidated Statements of Operations                                   F-5

 Statements of Changes in Shareholders' Equity                           F-6

 Consolidated Statements of Cash Flows                                F-7 - F-8

 Notes to Consolidated Financial Statements                           F-9 - F-38

                                  - - - - - - -

[ERNST & YOUNG LOGO]

                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                                  ALVARION LTD.

       We have audited the accompanying consolidated balance sheets of Alvarion Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel                                /s/ KOST FORER GABBAY & KASIERER
February 5, 2004                                A Member of Ernst & Young Global

                                              ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                              December 31,
                                                                                   -----------------------------------
                                                                                        2002                 2003
                                                                                   ----------------    ---------------

     ASSETS

                                 CURRENT ASSETS:
   Cash and cash equivalents                                                        $       22,356      $      22,323
   Short-term bank deposits                                                                      -             30,036
   Marketable securities (Note 3)                                                           41,199             27,060
   Trade receivables (net of allowance for doubtful accounts of $918 and
    $712 as of December 31, 2002 and 2003, respectively) (Note 17)                          11,750             21,199
   Other accounts receivable and prepaid expenses (Note 4)                                   4,872              4,499
   Inventories (Note 5)                                                                     27,502             36,981
                                                                                   ----------------    ---------------

 Total current assets                                                                      107,679            142,098
                                                                                   ----------------    ---------------

 LONG-TERM INVESTMENTS:
   Long-term bank deposits                                                                  43,748             20,687
   Marketable securities (Note 3)                                                           55,360             53,510
   Long-term receivables                                                                         -                834
   Severance pay fund                                                                        3,732              5,493
                                                                                   ----------------    ---------------

 Total long-term investments                                                               102,840             80,524
                                                                                   ----------------    ---------------

 PROPERTY AND EQUIPMENT, NET (Note 6)                                                       11,116             11,939
                                                                                   ----------------    ---------------

 INTANGIBLE ASSETS, NET (Note 7)                                                            13,200             12,165
                                                                                   ----------------    ---------------

 GOODWILL                                                                                   37,240             38,231
                                                                                   ----------------    ---------------

 Total assets                                                                       $      272,075      $     284,957
                                                                                   ================    ===============

The accompanying notes are an integral part of the consolidated financial statements.

                                              ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands except share data

                                                                                              December 31,
                                                                                   -----------------------------------
                                                                                        2002                2003
                                                                                   ----------------   ----------------
   LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Current maturities of long-term debt (Note 10)                                   $            -     $        1,749
   Trade payables                                                                           15,847             23,780
   Other accounts payable and accrued expenses (Note 8)                                     17,595             26,210
                                                                                   ----------------   ----------------

 Total current liabilities                                                                  33,442             51,739
                                                                                   ----------------   ----------------

 LONG-TERM LIABILITIES:
   Long-term debt (Note 10)                                                                      -              5,248
   Accrued severance pay                                                                     5,446              7,768
   Other long-term liabilities (Note 11)                                                     5,357                  -
                                                                                   ----------------   ----------------

 Total long-term liabilities                                                                10,803             13,016
                                                                                   ----------------   ----------------

 COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

 SHAREHOLDERS' EQUITY (Note 14): Share capital - Ordinary shares of NIS 0.01 par value:
   Authorized: 85,080,000 and 85,080,000 shares as of December 31,
    2002 and 2003, respectively; Issued: 55,011,202 shares and
    57,618,340 shares as of December 31, 2002 and 2003, respectively;
    Outstanding: 51,915,629 and 53,821,567 shares as of December 31,
    2002 and 2003, respectively                                                                142                148
  Additional paid-in capital                                                               370,978            376,161
  Treasury shares at cost 3,095,573 shares and 3,796,773 shares as of
   December 31, 2002 and 2003, respectively                                                 (6,543)            (7,876)
  Deferred stock compensation                                                                 (488)              (160)
  Accumulated deficit                                                                     (136,259)          (148,071)
                                                                                   ----------------   ----------------

 Total shareholders' equity                                                                227,830            220,202
                                                                                   ----------------   ----------------

 Total liabilities and shareholders' equity                                         $      272,075     $      284,957
                                                                                   ================   ================

The accompanying notes are an integral part of the consolidated financial statements.

                                              ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                   Year ended December 31,
                                                                     ---------------------------------------------------
                                                                          2001               2002              2003
                                                                     ---------------    --------------    --------------

 Sales (Notes 16 and 17)                                              $      98,968      $     88,849      $    127,208
 Cost of sales                                                               59,484            55,120            68,535
 Write-off of excess inventory and provision for inventory
   purchase commitments (Note 1e)                                            53,881               250             6,562
                                                                     ---------------    --------------    --------------

 Gross profit (loss)                                                        (14,397)           33,479            52,111
                                                                     ---------------    --------------    --------------

 Operating costs and expenses:
   Research and development, net (Note 18a)                                  21,096            24,077            23,505
   Selling and marketing                                                     30,258            26,570            32,904
   General and administrative                                                 6,226             6,018             6,323
   Merger and acquisition related expenses                                    2,841                 -             2,201
   Amortization of intangible assets                                          1,200             2,400             2,606
   Amortization of deferred stock compensation (Note 18b)                       726               580               511
   In-process research and development write-off                             26,300                 -                 -
   Restructuring (Note 9)                                                     5,437             1,102                 -
   One-time expense related to a settlement of an OCS
    program (Note 11)                                                         6,535                 -                 -
                                                                     ---------------    --------------    --------------

 Total operating expenses                                                   100,619            60,747            68,050
                                                                     ---------------    --------------    --------------

 Operating loss                                                            (115,016)          (27,268)          (15,939)
 Financial income, net (Note 18c)                                             8,540             6,587             4,127
 Other expenses (Note 18d)                                                   (3,535)                -                 -
                                                                     ---------------    --------------    --------------

 Net loss                                                             $    (110,011)     $    (20,681)     $    (11,812)
                                                                     ===============    ==============    ==============

 Basic and diluted net loss per share                                 $       (2.80)     $      (0.38)      $     (0.23)
                                                                     ===============    ==============    ==============

 Number of shares used in calculating basic and diluted
   net loss per share                                                    39,298,469        53,940,722        52,127,250
                                                                     ===============    ==============    ==============

The accompanying notes are an integral part of the consolidated financial statements.

                                              ALVARION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data


                                                                            Ordinary shares          Additional
                                                                      --------------------------       paid-in        Treasury
                                                                         Number         Amount         capital         shares
                                                                      ------------- -------------   -------------    ------------
Balance as of January 1, 2001 ......................................    28,130,320    $        78     $   217,984    $        --

   Net loss ........................................................            --             --              --             --
   Exercise of employee stock options ..............................     1,837,925              4           2,161             --
   Compensation in respect of shares granted to former directors ...            --             --               185           --
   Issuance of shares, options and warrants pursuant to the merger
     of Floware and exchange of options to employees ...............    24,681,023             59         150,594             --
   Cancellation of deferred stock compensation due to termination of
     employment ....................................................            --             --             (71)            --
   Amortization of deferred stock compensation .....................            --             --              --             --
                                                                      ------------- -------------   -------------    ------------

Balance at December 31, 2001 .......................................    54,649,268            141         370,853           --

   Net loss ........................................................            --             --              --             --
   Exercise of employee stock options ..............................       361,934              1             222           --
   Purchase of Treasury shares .....................................    (3,095,573)            --              --         (6,543)
   Cancellation of deferred stock compensation due to termination
    of employment ..................................................            --             --             (97)          --
   Amortization of deferred stock compensation .....................            --             --              --             --
                                                                      ------------- -------------   -------------    ------------

Balance at December 31, 2002 .......................................    51,915,629            142         370,978         (6,543)

   Net loss ........................................................            --             --              --             --
   Exercise of employee stock options ..............................     2,607,138              6           4,922             --
   Purchase of Treasury shares .....................................      (701,200)            --              --         (1,333)
   Deferred stock compensation related to options granted
    to a director ..................................................            --             --             183             --
   Amortization of deferred stock compensation related to options
      granted to a director ........................................            --             --              --             --
   Issuance of warrant pursuant to acquisition of InnoWave .........            --             --              78             --
   Amortization of deferred stock compensation .....................            --             --              --             --
                                                                      ------------- -------------   -------------    ------------

Balance at December 31, 2003 .......................................    53,821,567    $       148     $   376,161    $    (7,876)
                                                                      ============= =============   =============    ============


                                                                         Deferred                             Total
                                                                           stock         Accumulated      shareholders'
                                                                       compensation        deficit           equity
                                                                      --------------    -------------     -------------
Balance as of January 1, 2001 ......................................   $      --         $  (5,567)          $ 212,495

   Net loss ........................................................          --          (110,011)           (110,011)
   Exercise of employee stock options ..............................          --                --               2,165
   Compensation in respect of shares granted to former directors ...          --                --                 185
   Issuance of shares, options and warrants pursuant to the merger
     of Floware and exchange of options to employees ...............      (2,100)               --             148,553
   Cancellation of deferred stock compensation due to termination of
     employment ....................................................          71                --                  --
   Amortization of deferred stock compensation .....................         864                --                 864
                                                                      --------------    -------------     -------------

Balance at December 31, 2001 .......................................      (1,165)          (115,578)           254,251

   Net loss ........................................................          --            (20,681)           (20,681)
   Exercise of employee stock options ..............................          --                 --                223
   Purchase of Treasury shares .....................................          --                 --             (6,543)
   Cancellation of deferred stock compensation due to termination
    of employment ..................................................          97                 --                 --
   Amortization of deferred stock compensation .....................         580                 --                580
                                                                      --------------    -------------     -------------

Balance at December 31, 2002 .......................................        (488)          (136,259)           227,830

   Net loss ........................................................          --            (11,812)           (11,812)
   Exercise of employee stock options ..............................          --                 --              4,928
   Purchase of Treasury shares .....................................          --                 --             (1,333)
   Deferred stock compensation related to options granted
    to a director ..................................................        (183)                --                 --
   Amortization of deferred stock compensation related to options
      granted to a director ........................................          23                 --                 23
   Issuance of warrant pursuant to acquisition of InnoWave .........          --                 --                 78
   Amortization of deferred stock compensation .....................         488                 --                488
                                                                      --------------    -------------     -------------

Balance at December 31, 2003 .......................................   $    (160)         $(148,071)         $ 220,202
                                                                      ==============    =============     =============

The accompanying notes are an integral part of the consolidated financial statements.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                       Year ended December 31,
                                                                         ----------------------------------------------------
                                                                              2001               2002              2003
                                                                         ---------------    --------------    ---------------
Cash flows from operating activities:
Net loss ..........................................................          $(110,011)       $ (20,681)        $ (11,812)
Adjustments required to reconcile net loss to net cash provided by
  (used in) operating activities:
Depreciation ......................................................              3,302            3,575             4,128
Amortization of deferred stock compensation .......................                864              580               511
Compensation in respect of shares granted to former directors .....                185               --                --
Interest, amortization of premium and accretion of discounts on held-to-maturity marketable securities, bank deposits and other
  long-term liabilities ...........................................                394              261               148
Loss (gain) as a result of sale and impairment of held-to-maturity
  marketable securities ...........................................                407              (13)               --
Write-off of property and equipment ...............................              1,123               --                --
Expenses related to a settlement of an OCS program ................              6,535               --                --
In-process research and development write-off .....................             26,300               --                --
Amortization of other intangible assets ...........................              1,200            2,400             2,606
Write-off of investment ...........................................              3,500               --                --
Decrease (increase) in trade receivables ..........................             13,562            5,329            (5,683)
Discount accretion related to long-term receivables ...............                 --               --               325
Decrease in other accounts receivable and prepaid expenses ........              1,598            4,401               915
Decrease (increase) in inventories ................................             32,380            3,562              (934)
Increase (decrease) in trade payables .............................            (17,693)          (6,976)            6,524
Increase (decrease) in other accounts payable and accrued expenses              (1,592)          (1,962)            3,280
Accrued severance pay, net ........................................               (160)             (14)              561
Others ............................................................                 35               27                95
                                                                         ---------------    --------------    ---------------

Net cash provided by (used in) operating activities ...............            (38,071)          (9,511)              664
                                                                         ---------------    --------------    ---------------

Cash flows from investing activities:
Purchase of property and equipment ................................             (6,023)          (4,260)           (3,105)
Proceeds from sale of property and equipment ......................                145               34                --
Proceeds from maturity of bank deposits ...........................            147,881           74,568             8,025
Investment in bank deposits .......................................           (136,810)         (52,821)          (14,925)
Investment in held-to-maturity marketable securities ..............           (132,323)        (135,350)          (55,232)
Proceeds from maturity of held-to-maturity marketable securities ..            157,719          114,854            69,861
Proceeds from sale of held-to-maturity marketable securities ......              6,973            9,478             1,137
Proceeds from long-term receivables ...............................                 --               --               915
Cash and cash equivalents resulted (used) pursuant to the merger of
  Floware (a) and the acquisition of InnoWave (b) .................             23,566             (118)           (9,334)
                                                                         ---------------    --------------    ---------------

Net cash provided by (used in) investing activities ...............             61,128            6,385            (2,658)
                                                                         ---------------    --------------    ---------------

Cash flows from financing activities:
Proceeds from exercise of employee stock options ..................              2,165              223             4,928
Purchase of Treasury shares .......................................                 --           (6,543)           (1,333)
Proceeds from long-term debt ......................................                 --               --             6,900
Settlement of an OCS long-term liability ..........................                 --               --            (8,534)
                                                                         ---------------    --------------    ---------------

Net cash provided by (used in) financing activities ...............              2,165           (6,320)            1,961
                                                                         ---------------    --------------    ---------------

Increase (decrease) in cash and cash equivalents ..................             25,222           (9,446)              (33)
Cash and cash equivalents at the beginning of the year ............              6,580           31,802            22,356
                                                                         ---------------    --------------    ---------------

Cash and cash equivalents at the end of the year ..................          $  31,802        $  22,356         $  22,323
                                                                         ===============    ==============    ===============

The accompanying notes are an integral part of the consolidated financial statements.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                        Year ended December 31,
                                                                          ---------------------------------------------------
                                                                               2001              2002               2003
                                                                          --------------    ---------------    --------------
Supplemental disclosure of cash flows activities:

Cash paid during the year for interest                                     $       358       $        41        $       334
                                                                           ===========       ===========        ===========

Non-cash transactions:

Purchase of property and equipment against trade payables                  $       882       $       481        $       128
                                                                           ===========       ===========        ===========

(a)       Cash and cash equivalents from the merger with Floware (see also Note
          1c):

     Net fair value of the assets acquired and liabilities assumed at the merger date was as follows:

          Working capital, net (excluding cash and cash equivalents
             short-term bank deposits and marketable securities)           $     9,865
          Short-term bank deposits and marketable securities                    31,902
          Property and equipment                                                 3,507
          Accrued severance pay, net                                              (509)
          In-process research and development                                   26,300
          Current technology                                                    16,800
          Goodwill                                                              37,240
          Deferred stock compensation                                            2,100
                                                                           -----------
                                                                               127,205
          Issuance of Ordinary shares, options and warrants, net              (150,653)
          Accrued expenses related to the merger                                  (118)
                                                                           -----------
                                                                           $   (23,566)
                                                                           ===========

(b)       Cash and cash equivalents from the acquisition of InnoWave (see also
          Note 1d):

     Net fair value of the assets acquired and liabilities assumed at the acquisition date was as follows:

          Working capital, net                                                                                  $     3,137
          Long-term receivables                                                                                       1,512
          Property and equipment                                                                                      2,200
          Other intangible assets                                                                                     1,572
          Goodwill                                                                                                      991
                                                                                                                -----------
                                                                                                                      9,412
                                                                                                                       (78)
          Issuance of warrant                                                                                   -----------
                                                                                                                $     9,334
                                                                                                                ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-  GENERAL

          a. Alvarion Ltd. together with its worldwide subsidiaries ("the Company") is a provider of wireless broadband connectivity infrastructure. The Company's solutions are used by telecom carriers and service providers worldwide. The Company's products provide broadband data and voice services for subscribers in the "last mile" of connectivity for feeding cellular networks and for private network. The Company's product offerings provide a range of integrated broadband wireless solutions by market segment and frequency band, designed to address the various business models of carriers and service providers. The Company's products are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, from residential and small office, home office markets, through small and medium enterprises and multi-tenant units/multi-dwelling units. The Company's products operate in licensed and license-free bands ranging from
               2.4 GHz to 28 GHz frequency bands.

               As for geographic markets and major customers, see Note 16.

               On August 1, 2001, following the merger with Floware Wireless Systems Ltd., the Company changed its name from BreezeCOM Ltd. to Alvarion Ltd.

          b. Alvarion Ltd. has 14 wholly-owned subsidiaries: in the United States, United Kingdom, France, Romania, Brazil, Hong-Kong, Germany, Japan, Mexico, Turkey, Poland, Israel, Netherlands and Uruguay.

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

               The total purchase price of the merger was $ 155,377.

               The purchase price consisted of the issuance of 24,681,023 of the Company's Ordinary shares (at an estimated fair value of $130,316), options to purchase 5,230,469 of the Company's Ordinary shares (at an estimated fair value of $ 19,612), a warrant to purchase 416,174 of the Company's Ordinary shares (at an estimated fair value of $ 725) and merger-related expenses of approximately $ 4,724. The allocation of the purchase price based on the fair value of assets acquired and liabilities assumed was as follows:

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-  GENERAL (Cont.)

          Net tangible assets                          $      72,937
          Intangible assets:
            Goodwill                                          37,240
            Current technology                                16,800
          Deferred stock-based compensation                    2,100
          In-process research and development                 26,300
                                                      ------------------

          Total                                        $     155,377
                                                      ==================

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

           The unaudited pro forma information below assumes that the merger had been consummated on January 1, 2001 and includes the effect of amortization of current technology and the deferred stock-based compensation from that date. The impact of non-recurring charges for purchased IPRD has been excluded, as it does not represent a continuing expense. This data is presented for information purposes only and is not necessarily indicative of the results of future operations or the results that would have been achieved had the acquisition taken place on that date. The pro forma information is as follows:

                                                                      Year ended
                                                                    December 31,
                                                                ----------------
                                                                            2001
                                                                ----------------
                                                                       Unaudited
                                                                ----------------
           Net revenues                                          $     137,099
                                                                ================

           Net loss                                              $    (130,848)
                                                                ================

           Basic and diluted net earnings loss per share         $      (2.43)
                                                                ================

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-  GENERAL (Cont.)

          d. Acquisition of InnoWave Wireless Systems:

               On April 1, 2003, the Company acquired certain assets and assumed certain liabilities of InnoWave Wireless Systems Ltd. ("InnoWave") for an aggregate purchase price of $ 9,428. The purchase price consists of a cash payment of $ 9,100, fair value of $ 78 related to a warrant issued to the selling company ("ECI") to purchase 200,000 Ordinary shares of the Company and $ 250 acquisition related costs.

               InnoWave was a provider of fixed wireless wideband voice and data point-to-multipoint solutions.

               The acquisition of InnoWave strengthens and enlarges the Company's diversified customer base and distributions channels and enables the Company to offer its customers with a comprehensive range of integrated wireless broadband access products and platforms.

               The acquisition has been accounted for using the purchase method of accounting as determined in SFAS No.141 and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition.

               Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition, as follows:

                                                           At April 1, 2003
                                                       -----------------------

               Current assets                                    $ 13,411
               Property and equipment                               2,200
               Long-term receivables                                1,512

                Intangible assets:
                   Technology                                       1,072
                   Customer relations                                 500
                   Goodwill                                           991
                                                       -----------------------

                Total assets acquired                              19,686
                                                       -----------------------
                Liabilities assumed:
                   Current liabilities                            (10,258)
                                                       -----------------------

                Total liabilities assumed                         (10,258)
                                                       -----------------------

                Net assets acquired                               $ 9,428
                                                       ========================

               The amount of the excess cost attributable to current technology of two products - the MGW and eMGW is $ 1,072 and was determined using the Income Approach on the basis of the present value of cash flows attributable to the current technology over expected future life.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-  GENERAL (Cont.)

               The value assigned to the customer relations amounted to $ 500. The Company's customer relations have been valued using the Income Approach. The valuation of the customer relations derives mostly from long standing relationships with customers with no contracts.

               The excess of the cost of $ 991 over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. An acquired workforce that does not meet the separability criteria has been included in the amount recognized as goodwill.

               The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over a weighted average amortization period of 6.8 years, ranging between three and a half to eight years (see also Note 2j and 2k).

               The operations of InnoWave are included in the consolidated statements since April 1, 2003.

               The unaudited pro forma information below assumes that the acquisition had been consummated on January 1, 2002 and January 1, 2003 and includes the effect of amortization of intangible assets from that date. This data is presented for information purposes only and is not necessarily indicative of the results of future operations or the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

                                                                   Year ended December 31,
                                                             -----------------------------------
                                                                   2002               2003
                                                             -----------------  ----------------
                                                                          Unaudited
                                                             -----------------------------------
               Net revenues                                    $    134,633       $    130,675
                                                             =================  ================

               Net loss                                        $    (99,682)      $    (13,734)
                                                             =================  ================

               Basic and diluted net loss per share            $      (1.85)      $     (0.26)
                                                             =================  ================

          e. Inventories write-off:

               The Company periodically assesses the valuation of its inventories with respect to dead and slow moving items, revenue forecasts and technological obsolescence. When inventories on hand exceed the foreseeable demand or become obsolete, the value of excess inventory, which at the time of the review was not expected to be sold, is written off.

               During 2001, 2002 and 2003, the Company recorded inventories write-offs in a total amount of $ 45,281 $ 250 and $ 5,255, respectively and an additional $ 8,600, $ 0 and $ 1,307, respectively related to the Company's commitments to purchase inventories no longer required.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-  GENERAL (Cont.)

               The purchase commitment liability is related to on-order inventory that is in excess of the Company's future demand forecasts, amounted to approximately $ 3,400 and $ 4,390 as of December 31, 2002 and 2003, respectively.

               During 2003, approximately $ 6,133 of inventory previously written-off had been utilized.

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

               The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

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

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Bank deposits with maturities of more than three months and up to one year are included in short-term bank deposits. Bank deposits with maturities of one year or more are included in long-term bank deposits. As of December 31, 2002 and 2003, most of the bank deposits are in U.S. dollars and bear interest at a weighted average interest rate of 3.6% and 4.06% respectively. The deposits are presented at their cost, including accrued interest.

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

               In the years ended December 31, 2002 and 2003, all securities covered by SFAS No. 115 were designated by the Company's management as held-to-maturity.

               The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in the statements of operations as financial income or expenses, as appropriate. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the statements of operations.

          g. Inventories:

               Inventories are stated at the lower of cost or market value. Cost is determined as follows:

               Raw materials and components - using the "weighted moving average cost" method.

               Work in process and finished products is based on the cost of raw material and components used and the cost of production as follows:

               Labor and overhead calculated on a periodic average basis, which approximates actual cost including direct and indirect manufacturing costs and related overhead.

               Inventory write offs have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts (see also Note
               1e).

          h. Long-term trade receivables

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Long-term receivables from InnoWave's acquisition carrying extended payment terms, were recorded at estimated present values determined based on appropriate interest rates and reported at their net amount in the accompanying financial statements. Imputed interest is recognized, using the effective interest method as a component of interest income in the accompanying statements of operations.

          i. Property and equipment, net:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                                               %
                                                               ---------------------------------
               Office furniture and equipment                               7 - 15
               Computers and manufacturing equipment                        15 - 33
               Motor vehicles                                                 15
               Leasehold improvements                             Over the term of the lease

          j. Impairment of long-lived assets:

               The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002 and 2003, no impairment losses have been identified.

          k. Other intangible assets, net:

               Intangible assets acquired in a business combination should be amortized over their useful life using a method of amortization to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"):

               Current technology - (i) the acquired Floware current technology is being amortized over a period of seven years on the straight-line method and, (ii) the amount allocated to the InnoWave current technology is being amortized on a straight-line basis over 4.75 years and 7.75 years reflecting different product amortization schedules.

               Customer relations - The amount allocated to the customer relations is being amortized on a straight-line basis over 3.75 years reflecting the expected attrition in customer relationships.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          l. Goodwill:

               The Company assesses the carrying value of goodwill in accordance with SFAS No. 142, under which goodwill acquired in a business combination for which the date is on or after July 1, 2001, should not be amortized, but tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to the Company's single reporting unit as defined under SFAS No. 142, was tested for impairment by comparing its fair value with its carrying value. Fair value is determined using income approach and market approach. Estimates used in the methodologies include future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples.

               During 2002 and 2003, the Company performed the required annual impairment tests of goodwill's fair value. Based on management projections, expected future discounted operating cash flows and market multiples, no indication of goodwill impairment was identified.

          m. Income taxes:

               The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          n. Accounting for stock-based compensation:

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

               The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

               Pro forma information regarding the Company's net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          The fair value of options granted in 2001, 2002 and 2003 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                                  2001               2002              2003
                                                             --------------     --------------    --------------
           Dividend yield                                          0%                 0%                0%
           Expected volatility                                    84%                53%               94%
           Risk-free interest                                    2.5-5%              1.5%               3%
           Expected life of up to                               4 years            4 years           4 years

          Pro forma information under SFAS No. 123, is as follows:

                                                                          Year ended December 31,
                                                            ----------------------------------------------------
                                                                 2001                2002              2003
                                                            --------------      -------------    ---------------
          Net loss available to Ordinary shares - as         $   (110,011)      $    (20,681)
            reported                                                                              $     (11,812)
          Add - stock-based employee compensation -
            intrinsic value                                           864                580                511
          Deduct - stock-based employee compensation
            -fair value                                           (12,182)            (7,618)            (8,064)
                                                            --------------     --------------    ---------------
          Pro forma:
            Net loss                                         $   (121,329)      $    (27,719)     $     (19,365)
                                                            ==============     ==============    ===============
            Net loss per share:
              Basic and diluted net loss, as reported        $      (2.80)      $      (0.38)     $       (0.23)
                                                            ==============     ==============    ===============

          Pro forma basic and diluted net loss               $      (3.09)             (0.51)     $       (0.37)
                                                            ==============     ==============    ===============

          o. Revenue recognition:

               The Company generates revenues from selling its products indirectly through distributors and OEMs and directly to end-users.

               Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB No. 104"), when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collection is reasonably assured.

               The Company generally does not grant a right of return. However, the Company has granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are deferred until the distributors resell the Company's products to their customers.

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

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               During 2003, the Emerging Issues Task Force issued EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). The provisions of EITF 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. This consensus addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, including, how to determine whether an arrangements involving multiple deliverables contains more than one unit of accounting.

               In cases under which the Company is obligated to perform post delivery installation services, the Company considers the sale of equipment and installation to be one unit of accounting in accordance with EITF 00-21 guidelines. As such, revenues generated from such arrangements are recognized upon completion of the installation.

               In transactions, where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

          p. Warranty costs:

               The Company offers a 12 to 36 months warranty period for all of its products. The specific terms and conditions of a warranty vary depending upon the product sold and customer it is sold to. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

               Changes in the Company's warranty allowance during the period are as follows:

                                                                                    Year ended December 31,
                                                                                -------------------------------
                                                                                     2002             2003
                                                                                --------------   --------------

          Balance at the beginning of the year                                   $     2,640      $      1,202
          Warranties issued during the year                                            1,057             4,529
          Settlements made during the year                                            (1,510)           (1,213)
          Changes in liability for pre-existing warranties during the year,
            including expirations                                                       (985)             (448)
                                                                                --------------   --------------

          Balance at the end of the year                                         $     1,202      $      4,070
                                                                                ==============   ==============

          q. Research and development:

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

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          r. Grants and participations:

               Royalty and non-royalty bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Total royalties accrued or paid amounted to $ 2,425, $ 0 and $ 1,167 in 2001, 2002 and 2003, respectively.

          s. Severance pay:

               The liability for severance pay for the Israeli companies is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of these policies is recorded as an asset in the Israeli companies' balance sheets. Severance pay expenses for the years ended December 31, 2001, 2002 and 2003, were $ 4,787, $ 2,787 and $ 2,410, respectively.

          t. Advertising expenses:

               Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003, were $ 1,138, $ 351 and $ 250, respectively.

          u. Basic and diluted net loss per share:

               Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential of Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, "Earnings Per Share." ("SFAS No. 128").

               All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share was 12,473, 14,730 and 15,548 for the years ended December 31, 2001, 2002 and 2003, respectively.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          v. Concentration of credit risk:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, long-term bank deposits, marketable debt securities, trade receivables and long-term receivables.

               The majority of the Company's cash and cash equivalents, short-term bank deposits and long-term bank deposits are invested in U.S. dollar deposits with major U.S., European and Israeli banks. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

               The Company's marketable securities include investments in debentures of U.S. corporations. Management believes that those corporations are financially sound, the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

               The trade receivables and the long-term receivables of the Company and its subsidiaries are derived from sales to customers located primarily in North America and Latin America, the Far East and Europe. The Company and its subsidiaries generally do not require collateral; however, under certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advance payments. Regarding certain credit balances, the Company is covered by foreign trade risk insurance. The Company and its subsidiaries perform ongoing credit evaluations of their customers and, to date, have not experienced material losses. An allowance for doubtful accounts is determined with respect to specific receivables whose collection may be doubtful.

               The allowance for doubtful accounts expenses (income) for the years ended December 31, 2001, 2002 and 2003, was $ 200, $ 88 and $ (582), respectively.

               As for derivative financial instruments, see Note 12.

          w. Fair value of financial instruments:

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

               The fair value of marketable debt securities are based on quoted market prices and do not significantly differ from carrying amount (see Note 3).

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The fair value of long-term bank deposits, long-term receivables, and long-term liabilities were estimated by discounting the future cash flows, using the rate currently available for deposits and for the long-term receivables and liabilities of similar terms and maturity. The carrying amount of the Company's long-term bank deposits, long-term receivables, and long-term liabilities approximate their fair value.

               The fair value of derivative instruments is estimated by obtaining current quotes from banks.

          x. Derivative instruments:

               Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

               For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change (see also Note 12).

          y. Impact of recently issued accounting standards:

               In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 to reflect decisions made
               (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

2:-   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company's financial statements.

          In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period end after December 31, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

NOTE 3:-  MARKETABLE SECURITIES

          The following is a summary of held-to-maturity marketable securities:

                                                                             Gross           Gross         Estimated
                                                          Amortized        unrealized      unrealized      fair market
                                                             cost            gains          losses           value
                                                      ----------------  --------------- ---------------  --------------
          December 31, 2002:
            Corporate and bank debentures:
              Maturing within one year .......            $ 41,199         $    612         $     (7)        $ 41,804
              Maturing within one to two years              55,360              810              (14)          56,156
                                                          --------         --------         --------         --------

                                                          $ 96,559         $  1,422         $    (21)        $ 97,960
                                                          ========         ========         ========         ========
          December 31, 2003:
            Corporate and bank debentures:
              Maturing within one year .......            $ 27,060         $     79         $   (224)        $ 26,915
              Maturing within one to two years              53,510              138             (353)          53,295
                                                          --------         --------         --------         --------

                                                          $ 80,570         $    217         $   (577)        $ 80,210
                                                          ========         ========         ========         ========

          The Company sold held-to-maturity marketable securities during the years ended December 31, 2001, 2002 and 2003 amounting to $ 6,973, $ 9,478 and $ 1,137, respectively. The marketable securities were sold before their maturity, due to a deterioration in their credit rating. As a result of the sale, the Company recorded immaterial gains during 2001, 2002 and 2003.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 3:-  MARKETABLE SECURITIES (Cont.)

          As of December 31, 2003, the aggregate amount of gross unrealized losses, which have been in a continuous loss position for 12 months or longer was immaterial.

NOTE 4:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                          December 31,
                                                    ------------------------
                                                     2002              2003
                                                    -------          -------

          Government authorities                    $ 2,307          $ 1,552
          Prepaid expenses                            1,190            1,231
          Others                                      1,375            1,716
                                                    -------          -------

                                                    $ 4,872          $ 4,499
                                                    =======          =======

NOTE 5:-  NVENTORIES

          Raw materials and components              $10,320          $11,624
          Work in process                            10,121           10,623
          Finished products                           7,061           14,734
                                                    -------          -------

                                                    $27,502          $36,981
                                                    =======          =======

          See also Note 1e.

                      NOTE 6:- ROPERTY AND EQUIPMENT, NET

          Cost:
           Office furniture and equipment           $ 1,566          $ 1,582
           Computers and manufacturing equipment     16,806           21,367
           Motor vehicles                                33               38
           Leasehold improvements                     2,182            2,552
                                                    -------          -------

                                                     20,587           25,539
                                                    -------          -------
          Accumulated depreciation:
           Office furniture and equipment               451              575
           Computers and manufacturing equipment      8,389           12,137
           Motor vehicles                                18               20
           Leasehold improvements                       613              868
                                                    -------          -------

                                                      9,471           13,600
                                                    -------          -------

          Depreciated cost                          $11,116          $11,939
                                                    =======          =======

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 7:-  OTHER INTANGIBLE ASSETS

          Intangible assets:

                                                          December 31,
                                                    -------------------------
                                                      2002             2003
                                                    --------         --------
          Cost:
            Current technology                      $ 16,800         $ 17,871
            Customer relations                            --              500
                                                    --------         --------

                                                      16,800           18,371
          Accumulated amortization:
            Current technology                         3,600            6,106
            Customer relations                            --              100
                                                    --------         --------

          Accumulated amortization                    (3,600)          (6,206)
                                                    --------         --------

          Amortized cost                            $ 13,200         $ 12,165
                                                    ========         ========

          Current technology amortization expenses amounted to $ 1,200, $ 2,400 and $ 2,507 for the years ended December 31, 2001, 2002 and 2003, respectively. The estimated amortization expenses for each of the succeeding years will be $ 2,542 for the first four years, $ 1,332 for the fifth year and additional $131 for the sixth and seventh years.

          Customer relations amortization expenses amounted to $ 100 for the year ended December 31, 2003. The estimated amortization expenses for each of the three succeeding years will be $ 133.

NOTE 8:-  OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                          December 31,
                                                    -------------------------
                                                      2002             2003
                                                    --------         --------
          Employees and payroll accruals             $ 6,061         $ 8,831
          Accrued expenses                             3,355           6,649
          Royalties payable the OCS                    3,571           1,477
          Allowance for restructuring costs              616              --
          Provision for merger and acquisition
            related expenses                             707             839
          Warranty provision                           1,202           4,070
          Provision for agent commissions                717           2,740
          Others                                       1,366           1,604
                                                    --------         --------
                                                     $17,595         $26,210
                                                    ========         ========

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 9: -  RESTRUCTURING COSTS

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

          The Company has accounted for the 2001 and 2002 restructuring plans in accordance with EITF 94-3, "Liability Recognition for Certain Employee Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" and Staff Accounting Bulletin No. 100 "Restructuring and Impairment Charges ("SAB No. 100"), except for the 2001 write down of long-lived assets, which has been accounted for in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121").

          As of December 31, 2003, the major components of the 2001 and 2002 restructuring plans charges are as follows:

                                                                                                 Balance
                                                                        Utilized                  as of
                                                 Original     -----------------------------   December 31,
                                                 accruals         Cash          Non-cash          2003
                                                 --------         ----          --------      ------------
          Write-down of long lived assets         $1,123         $   --         $1,123         $     --
          Employees termination benefits           3,830          3,830             --               --
          Lease abandonment                        1,359          1,359             --               --
          Other                                      227            227             --               --
                                                 --------        ------         --------      ------------

                                                  $6,539         $5,416         $1,123         $     --
                                                 ========        ======         ========      ============

NOTE 10:- LONG-TERM DEBT

                                                                                  December 31,
                                                                                      2003
                                                                                  ------------
          Long-term loan (1)                                                        $6,996
          Less - current maturities                                                  1,748
                                                                                  ------------

                                                                                    $5,248
                                                                                  ============

          As of December 31, 2003, the aggregate annual maturities of the long-term loan are as follows:

          First year (current maturities)                                           $1,748
          Second year                                                               $1,749
          Third year                                                                $1,749
          Fourth year                                                               $1,750

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 10:- LONG-TERM DEBT (Cont.)

          1) During 2003, the Company entered into a long-term loan agreement with a bank designated for the settlement of a portion of its OCS royalties payment obligation (see also Note 11).

               The loan is linked to the U.S. dollar and is payable in four equal annual installments carrying variable interest of LIBOR + 0.33% per annum. The accrued interest as of December 31, 2003, amounted to $ 96.

NOTE 11:- OTHER LONG-TERM LIABILITIES

          Through December 2001, the Company participated in royalties bearing programs sponsored by the Israeli Government for the support of research and development activities. The Company had obtained grants from the Office of the Chief Scientist in Israel's Ministry of Industry and Trade ("the OCS") and was obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from the projects funded by the OCS. The obligation to pay royalties was contingent on actual sales of the products funded.

          In December 2001, the Company entered into an arrangement (hereinafter: "the Arrangement") with the OCS for early payment of all royalties arising from future sales with respect to previous research and development grants to the Company. Under the Arrangement, the Company settled its outstanding contingent royalty commitment, regardless of the actual level of future sales. As a result of this Arrangement, the Company recorded a one-time operating charge of $ 6,535 with respect to the payments, which the Company is obligated to make to the OCS.

          Under the Arrangement, the repayment to the OCS could be made over a period of five years from the date of settlement. The liability is linked to Israel's Consumer Price Index ("CPI") and bears annual interest of 4%. During 2003, the Company settled the amount due for $ 8,534 (see also Note 10).

          This Arrangement enables the Company to participate in new OCS programs under which it will be eligible to receive grants for research and development projects without any royalty repayment obligations excluding OCS programs grants resulting from InnoWave's former operations which were not included in the Arrangement .

NOTE 12:- DERIVATIVE FINANCIAL INSTRUMENTS

          a.   Cash Flow Hedging Strategy

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

               The Company recognized gains of $2,214 during the year ended December 31, 2003. All amounts have been included in salary expenses in the statement of operations.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 12:- DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

          b.   Fair Value Hedging Strategy

               The Company enters into forward exchange contracts to hedge a portion of its NIS trade payables denominated in foreign currency for a period of one to three months. The purpose of the Company's foreign currency hedging activities is to protect the Company from changes in the foreign exchange rate.

               The Company recognized gains of $360 during the year ended December 31, 2003 related to the forward exchange contracts.

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES

          a. Premises occupied by the Company are leased under various lease agreements. The lease agreements for the premises in Israel and the U.S. will both expire in May 2006.

               The Company has leased various motor vehicles under operating lease agreements. These leases expire in fiscal year 2006.

               Future minimum rental payments under non-cancelable leases for the year ending December 31, 2003 are as follows:

                                Rental of            Lease of
                                premises          motor vehicles
                                ---------         --------------

               2004               $2,918             $2,029
               2005                2,003              1,357
               2006                  620                453
                                ---------         --------------

                                  $5,541             $3,839
                                =========         ==============

               Total rental expenses for the years ended December 31, 2001, 2002 and 2003, were $ 2,925, $ 3,594 and $ 3,991, respectively. Motor vehicle leasing expenses for the years ended December 31, 2001, 2002 and 2003, were $ 1,453, $ 2,041 and $ 2,219, respectively.

               b.   Litigations

                    1. A third party has made a demand to enforce an alleged agreement with the Company under which, the Company should be the lessee, for the lease of approximately 150,700 square feet. Under the alleged agreement the monthly lease and maintenance payments are approximately $ 300 and the lease is for a period of seven years. The Company and the third party are negotiating settlement and the management of the Company does not believe it would have a material effect on the Company's financial results (see also
                         Note 19).

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)


                    2. The Company received a notice from a former customer claiming for reimbursement of approximately $3,000 from the Company. As this notice is yet in its preliminary stage, it is impractical to predict its outcome.

                         The management of the Company does not believe it will have a material effect on the Company's financial results.


              c. As of December 31, 2003 the Company obtained bank guarantees in the total amount of approximately $9,911, in favor of vendors, customers, lessors and Government authorities.

              d.     Royalties:

                     The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. During 2003, the Company had recorded royalty-bearing grants from the Office of the Chief Scientist of Israel's Ministry of Industry and Trade ("the OCS") aggregating to $1,087 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required.

                     During 2003, the Company has paid or accrued royalties to the OCS in the amount of $1,167. As of December 31, 2003, the aggregate contingent liability to the OCS amounted to $9,778.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL

          a. The Company listed its shares for trade on the Nasdaq National Market and on the Tel-Aviv Stock Exchange.

               As for issuance of shares related to Floware's merger, see also
               Note 1c.

          b. Shareholders' rights:

               The Ordinary shares confer upon the holders rights to receive notice to participate and vote in general meetings of the Company, to receive dividends, if and when declared and to receive, upon liquidation, a pro rata share of any remaining assets.

          c. Treasury stocks:

               Through December 31, 2002, the Company resolved to implement a share buy-back plan under which the total amount to be paid for the repurchased shares shall not exceed $ 9,000.

               As of December 31, 2003, the Company purchased 3,796,773 shares at a weighted average price per share of approximately $ 2.07 per share.

          d. Exchange offer plan:

               During September 2002, the Company adopted a voluntary employee stock option exchange program, under which the employees were offered the right to cancel outstanding stock options carrying an exercise price above $ 4.6 in exchange for a future grant. The number of new options for each participant was calculated under the terms of the plan based on each participant's cancelled options exercise price. The future grant took place six months and one day from the cancellation date and ranged from 2% to 85% of the number of cancelled options.

               The new options, generally, vest over two and a half years of employment. The exercise price of the new options is based on the fair market value of the Company's Ordinary shares at the time of the grant thereof. The total number of options cancelled under the exchange program was 6,031,913.

          e. Warrants:

               In connection with Floware's merger, the Company issued warrants to purchase 416,174 of its Ordinary shares exercisable through March 2005, at a weighted average exercise price of $ 5.42 per share, in exchange for then outstanding Floware warrants. (See also Note 1c).

               In connection with the acquisition of InnoWave, the Company issued to ECI Telecom Ltd. ("ECI") a warrant to purchase 200,000 Ordinary shares of the Company exerciseable over a period of five years at an exercise price of $ 3 per share.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

          f. Share options:

               Since 1994, the Company has granted options to purchase Ordinary shares to key employees, directors and consultants as an incentive to attract and retain qualified personnel under several plans. Under the terms of these plans options generally vest ratably over a period of up to four years, commencing on the date of grant. The options generally expire no later than 10 years from the date of grant, and are non-transferable, except under the laws of succession. Each option may be exercised to purchase one Ordinary share for an exercise price that is generally equal to the fair market value of the underlying share on the date of grant. Options that are cancelled or forfeited before expiration become available for future grants.

               The Company has five stock option plans under which 20,588,178 Ordinary shares were reserved for issuance. As of December 31, 2003, 997,092 Ordinary shares of the Company are still available for future grants under the various option plans.

               A summary of the Company's stock option activity (except options to consultants) and related information is as follows:


                                                                     Year ended December 31,
                                      -------------------------------------------------------------------------------------
                                                  2001                         2002                        2003
                                      ---------------------------- ---------------------------- ---------------------------
                                                        Weighted                    Weighted                     Weighted
                                                        average                     average                      average
                                          Amount        exercise      Amount of     exercise     Amount of       exercise
                                        of options        price        options       price        options         price
                                      --------------  ------------ --------------  ------------ -------------  ------------
               Outstanding at the         9,367,507    $     6.92   16,017,081      $     5.88    8,074,838      $     3.18
                 beginning of the
                 year

               Granted                 *)11,017,692    $     5.43      489,300      $     1.77    8,019,296      $     3.51
               Exercised                 (1,886,746)   $     1.13     (361,934)     $     0.62   (2,607,138)     $     1.89
               Forfeited or
                 cancelled               (2,481,372)   $    11.39   (8,069,609)     $     8.58     (630,688)     $     7.08
                                      --------------               --------------               -------------

               Outstanding at the
                 end of the year         16,017,081    $     5.88    8,074,838      $     3.18   12,856,308      $     3.45
                                      ==============  ============ ==============  ============ =============  ============

               Options exercisable
                 at December 31,
                 2002                     5,957,460    $     4.88    5,286,793      $     3.03    5,815,793      $      2.9
                                      ==============  ============ ==============  ============ =============  ============

               *) Including 5,230,469 options granted to former Floware employees at the merger date (see Note 1c).

               In connection with the grant of certain share options to employees in 2001, 2002 and 2003, the Company recorded amortization of deferred stock compensation of $ 864, $ 580 and $ 511, respectively, for the aggregate differences between the respective exercise price of options at their dates of grant and the fair value of the Ordinary shares subject to such options. Unamortized deferred stock compensation is presented as a reduction in shareholders' equity and is amortized ratably over the vesting period of the related options.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

               The options outstanding as of December 31, 2003, have been classified into range of exercise prices, as follows:

                                          Options         Weighted                      Options
                                        outstanding       average       Weighted      exercisable       Weighted
                                           as of         remaining       average         as of          average
                  Exercise price        December 31,    contractual     exercise      December 31,      exercise
                     (range)                2003        life (years)      price           2003           price
               ---------------------   ---------------  -------------   ----------   ---------------  -------------
                         $                                                  $                              $
               ---------------------                                    ----------                    -------------
                 0.0023 - 0.003             225,821        3.1824          0.00           225,821         0.00
                  0.56 - 0.639               69,595        2.7772          0.60            69,595         0.60
                  0.96 - 1.2692             658,656        4.5022          1.10           637,641         1.09
                   1.9 - 2.74             8,024,162        8.2071          2.17         2,728,038         2.14
                   2.992-3.52             1,664,442        3.1681          3.58         1,662,750         3.55
                  4.6023 - 6.39             767,411        7.9963          5.69           239,973         5.31
                 8.9297-13.2986           1,405,727        8.9927         10.95           220,201        11.86
                 13.5 - 16.9492              29,324        5.5422         14.01            22,956        13.95
                      35.04                  11,170        5.7220         35.04             8,818        35.04
                                       ---------------                               ---------------

                                         12,856,308                        3.45         5,815,793         2.9
                                       ===============                  ==========   ===============  =============

               Weighted average fair value of options whose exercise price is greater than, equal to or lower than the market price of the shares at date of grant are as follows:

                                                                            Weighted average fair value of
                                                                         options granted at an exercise price
                                                                 ----------------------------------------------------
                                                                      2001               2002              2003
                                                                 ---------------    --------------    ---------------

               Less than fair value at date of grant               $      3.31        $      -          $      0.16
                                                                 ===============    ==============    ===============

               Equal to fair value at date of grant                $      1.63        $      0.73       $      2.27
                                                                 ===============    ==============    ===============

               Exceeds the fair value at date of grant             $      2.13        $      -          $      -
                                                                 ===============    ==============    ===============


               During 2002 the Company issued 40,000 options to purchase Ordinary shares with an exercise price of par value to its former directors. Since the Company was committed to issue such shares during 2001, the Company recorded a $ 185 charge as merger expenses in 2001.

               During 2003, the Company issued 300,000 options to purchase Ordinary shares to one of its directors. As a result, the Company recorded deferred stock compensation amounting to $ 183.

               The director's grants terms are included in the aforementioned tables.

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

NOTE 15:- TAXES ON INCOME

          Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate of 36%. However, as detailed below, income derived in Israel from certain "Approved Enterprises" will enjoy certain tax benefits for a specific definitive period. The allocation of income derived from approved enterprises is dependent upon compliance of certain requirements with the Investment Law.

          a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

               Alvarion Ltd. has been granted status as an "Approved Enterprise" under the Law for the Encouragement of Capital Investments, 1959 ("the investment law"). According to the provision of the law, Alvarion Ltd. has elected the "alternative benefits" track provisions of the investment law, pursuant to which Alvarion has waived its right to grants and instead receives a tax benefit on undistributed income derived from the "Approved Enterprise" program. The entitlement to tax benefits depends upon compliance with the investment law regulations. In 1995, Alvarion Ltd. was first granted the status of "Approved Enterprise" regarding the production facilities in Tel-Aviv. By reason of the tax benefits, the income derived from this "Approved Enterprise" will be tax exempt for a period of four years, and will be taxed at a reduced rate of 10% to 25% for six additional years (depending on the percentage of foreign investment in the Company). The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income. In 1997, Alvarion Ltd.'s production facility in Nazareth was granted status as an "Approved Enterprise". Accordingly, Alvarion Ltd.'s income from that "Approved Enterprise" will be tax-exempt for a period of 10 years. The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

               During February 2000, Alvarion Ltd. submitted an expansion request for its third "Approved Enterprise" regarding its production facilities in Nazareth and Carmiel. The income derived from this "Approved Enterprise" will be tax-exempt for a period of 10 years. The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income. Alvarion Ltd.'s expansion request has been approved.

               The period of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The period of benefits for the first, second and third plans have not yet commenced, and will expire in 2008, 2010 and 2014, respectively.

               In connection with its merger with Floware, Alvarion Ltd. assumed the following Floware Ltd. "Approved Enterprise" agreement:

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

NOTE 15:- TAXES ON INCOME (Cont.)

               In order to maintain its eligibility for benefits following the merger with Floware, the Company must continue to meet specified conditions, however, Alvarion has yet to finalize the status of the tax benefits with the tax authorities following the merger of Floware.

               InnoWave was granted an "Approved Enterprise" status for its 1997 plan regarding the production facility in Omer. During 1999, InnoWave's request for an expansion was approved.

               During 2003, the Company had applied for the assignment of former InnoWave's "Approved Enterprise" status to Alvarion. As of December 31, 2003, such approval has not yet been obtained.

               Alvarion Ltd.'s entitlement to the above benefits is conditional upon its fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, any benefits which were previously granted may be canceled and Alvarion Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest.

               If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an "Approved Enterprise". As of December 31, 2003, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

               Alvarion Ltd. has had no taxable income since inception.

          b. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

               Alvarion Ltd. is an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. For tax purposes only, the Company may also be entitled to deduct over a three-year period expenses incurred in connection with a public share offering and to amortize know-how acquired from third parties.

          c. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

               Results for tax purposes are measured in real terms of earnings in NIS after certain adjustments for increases in the Consumer Price Index. As explained in Note 2b, the financial statements of Alvarion Ltd. are presented in U.S. dollars. The difference between the annual change in Israel's Consumer Price Index and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, Alvarion Ltd. has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME (Cont.)

               Commencing with taxable year 2003, the Company has elected to measure its results for Israeli tax purposes on the basis of amounts nominated in US dollar. This election obligates the Company for three years.

          d. Income (loss) before taxes on income:

                                                  Year ended December 31,
                                    ---------------------------------------------------
                                         2001              2002              2003
                                    ---------------   ---------------   ---------------
               Domestic               $    (98,276)     $    (20,696)     $    (11,798)
               Foreign                     (11,735)               15               (14)
                                    ---------------   ---------------   ---------------

                                      $   (110,011)     $    (20,681)     $    (11,812)
                                    ===============   ===============   ===============

          e. Carryforward losses:

               As of December 31, 2003, Alvarion Ltd. had an available tax loss carryforward amounting to approximately $ 91,000, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

               In addition, the accumulated net tax operating loss carryforward, in a total amount of approximately $ 65,000, resulted from the merger with Floware and, at the effective time of the merger, may be carried forward to subsequent years and may be set off against the merged company's taxable income, commencing with the tax year immediately following the merger. This set off is limited to the lesser of:

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

               As of December 31, 2003, the state and the federal tax losses carryforward of the U.S. subsidiary amounted to approximately $ 6,522 and $ 15,072, respectively. Such losses are available to be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in 2008 and 2023, respectively.

               Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME (Cont.)

          f. Deferred taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                          December 31,
                                                                              ------------------------------------
                                                                                    2002                2003
                                                                              ----------------    ----------------
               Tax assets in respect of:
                 Allowance for doubtful accounts                                $         257       $         114
                 Severance pay and accrued vacation pay                                   333                 457
                 Other deductions for tax purposes                                      1,964               2,386
                 Net loss carryforward                                                 19,285              19,525
                                                                              ----------------    ----------------

               Total deferred tax assets before valuation allowance                    21,839              22,482
               Valuation allowance                                                    (21,839)            (22,482)
                                                                              ----------------    ----------------

               Net deferred tax assets                                          $           -       $           -
                                                                              ================    ================


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

               The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits resulted from the Company's accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits and the effect of the "Approved Enterprise".

NOTE 16:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

               a. The Company manages its business on a basis of one reportable segment (See Note 1a for a brief description of the Company's business) and follows the requirements of Statement of Financial Accounting Standard No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 16:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION (Cont.)

          b. The following presents total revenues for the years ended December 31, 2001, 2002 and 2003, and long-lived assets as of December 31, 2001, 2002 and 2003:

                                                      2001                      2002                       2003
                                            ------------------------- -------------------------  -------------------------
                                                             Long-                     Long-                     Long-
                                               Total         lived       Total         lived        Total        lived
                                              revenues      assets      revenues      assets       revenues      Assets
                                            ------------  ----------- ------------  -----------  ------------ ------------

                Israel                        $     656     $  62,293   $     655     $  59,976    $   1,294    $  60,892
                United States (including
                 Canada)                         32,010         1,212      28,434         1,040       31,710          834
                Europe (without Russia,
                 Sweden, Czech Republic,
                 and Germany)                    24,833           443      18,999           509       21,701          531
                Sweden                            5,046             -       1,530             -        2,362            -
                Czech Republic                    2,062             -       3,378             -        2,773            -
                Russia                            2,240             -       4,087             -        9,802            -
                Chile                             4,032             -       8,440             -        4,180            -
                Mexico                            1,411             -         873             -       18,655           38
                Japan                             8,110             -       6,754             6          217            -
                Africa                            3,604             -       4,437             -       13,223            -
                China                             3,456             -       2,843             -        5,086            -
                Asia (without China and
                 Japan)                           4,236            24       4,546             -        6,965           15
                Latin America (without
                 Mexico, Chile)                   6,934            21       3,634            25        8,093           25
                Australia                           338             -         239             -        1,147            -
                                            ------------  ----------- ------------  -----------  ------------ ------------

                                              $  98,968     $  63,993   $  88,849     $  61,556    $ 127,208    $  62,335
                                            ============  =========== ============  ===========  ============ ============

          c. Major customers' data as percentage of total sales:

                                                                               Year ended December 31,
                                                                  --------------------------------------------------
                                                                       2001              2002              2003
                                                                  --------------    --------------    --------------

               Customer A                                                  0%                 0%           15.20%
                                                                  ==============    ==============    ==============

               Customer B (related party, see Note 17)                  3.16%             11.40%            8.50%
                                                                  ==============    ==============    ==============

               Customer C                                               5.54%             10.32%            3.68%
                                                                  ==============    ==============    ==============

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 17:- RELATED PARTY

          The Company generates revenues from the sales of its products to one of the Company's shareholder in the ordinary course of business. The balances with and the revenues derived from that related party were as follows:

          a. Balances with that related party:

                                                                                        December 31,
                                                                              ---------------------------------
                                                                                   2002              2003
                                                                              ---------------   ---------------
               Trade receivables                                               $    3,039        $    2,985
                                                                              ===============   ===============

          b. Revenues from that related party:

                                                                         Year ended December 31,
                                                           ---------------------------------------------------
                                                                2001               2002              2003
                                                           ---------------   ---------------   ---------------
                      Total revenues                        $    3,134        $    10,185       $    10,883
                                                           ===============   ===============   ===============

NOTE 18:- SELECTED STATEMENTS OF OPERATIONS DATA

          a. Research and development:

                                                                         Year ended December 31,
                                                           ---------------------------------------------------
                                                                2001               2002              2003
                                                           ---------------   ---------------   ---------------
                      Research and development costs        $     27,078      $    27,597       $    27,351
                      Less - grants                                5,982            3,520             3,846
                                                           ---------------   ---------------   ---------------

                                                            $     21,096      $    24,077       $    23,505
                                                           ===============   ===============   ===============

          b. Amortization of deferred stock compensation:

               Cost of revenues                             $         51      $        72       $        60
               Research and development, net                         341              310               261
               Selling and marketing                                 167              114                96
               General and administrative                            167               84                94
                                                           ---------------   ---------------   ---------------

                                                            $   *)   726      $       580       $       511
                                                           ===============   ===============   ===============

               *) In addition, the merger expenses include $ 138 in amortization of deferred stock compensation expenses for the year ended December 31, 2001.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 18:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

          c. Financial income, net:

                                                                                Year ended December 31,
                                                                  ---------------------------------------------------
                                                                       2001              2002              2003
                                                                  ---------------   ---------------   ---------------
               Financial income:
                 Interest and others                                $      9,156           6,445        $      4,710
                 Gain on sale of held-to-maturity marketable
                  securities                                                  13              13                   -
                 Foreign currency translation differences                    332             455                  (8)
                                                                  ---------------   ---------------   ---------------

                                                                           9,501           6,913               4,702
                                                                  ---------------   ---------------   ---------------
               Financial expenses:
                 Interest and bank expenses                                 (541)           (326)               (575)
                 Loss on sale and impairment of held to
                   maturity marketable securities                           (420)              -                   -
                                                                  ---------------   ---------------   ---------------

                                                                            (961)           (326)               (575)
                                                                  ---------------   ---------------   ---------------

                                                                    $      8,540      $    6,587        $      4,127
                                                                  ===============   ===============   ===============

          d. Other expenses:

               The investment in a privately-held U.S. company ("the Investee") was stated at the lower of cost or estimated fair value, since the Company owns less than 10% of the outstanding shares of the Investee, and therefore does not have the ability to exercise significant influence over the operating and financial policies of the Investee.

               During 2001, due to continuing losses and negative cash flows of the Investee, the Company wrote-off the entire investment in the amount of $ 3,500. The impairment loss was recorded in other expenses.

                              - - - - - - - - - - -

Note 19:- SUBSEQUENT EVENTS (UNAUDITED)

          In June 2004, the company reached a settlement agreement with the third party (see note 13 (b)(1)). The settlement agreement resulted in a payment to a third party of an immaterial amount.