Form 20-F
ALVARION LTD
filed 2005-06-21
CIK 1108332

================================================================================
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------
                                    FORM 20-F
                               ------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________

                         Commission file number 0-30628

                                 Alvarion Ltd.
            (Exact name of Registrant as specified in its charter)

                                     Israel
                 (Jurisdiction of incorporation or organization)

                   21A HaBarzel Street, Tel Aviv 69710, Israel
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered
        None                                              None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                  Ordinary Shares, NIS 0.01 par value per share
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act.
                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            57,953,229 Ordinary Shares, NIS 0.01 par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               [X] Yes     [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.


[ ] Item 17    [X] Item 18

--------------------------------------------------------------------------------
================================================================================

                                 INTRODUCTION

     We are a leading provider of wireless broadband connectivity solutions and specialized cellular networks. Our products are used primarily to provide wireless broadband data and voice services for subscribers in the "last mile" of connectivity as well as for feeding cellular networks, for creating cellular network extensions and compact specialized cellular networks. With our comprehensive product offerings, we provide a broad range of integrated wireless broadband solutions operating in licensed and license-free bands ranging from 450 MHz to 26 GHz and comply with industry standards. These solutions address different markets and the various business models of carriers, service providers and private network operators. We have played a prominent role in creating and promoting industry standards, including our leading role in the WiMAX Forum(TM) (Worldwide Interoperability for Microwave Access, Inc.), an organization focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the industry to mobile WiMAX solutions.

     We were incorporated in September 1992 under the laws of the State of Israel. In August 2001, under the name of BreezeCOM, we merged with Floware Wireless Systems Ltd., a company incorporated under the laws of the State of Israel, or Floware. Following the merger, we continued as the surviving company and we changed our name to Alvarion Ltd. In April 2003, we completed the acquisition of InnoWave ECI Wireless Systems Ltd., a wholly-owned subsidiary of ECI Telecom Ltd., or InnoWave. In December 2004, interWAVE Communications International Ltd., or interWAVE, was acquired through a merger with and into Alvarion.

     Except for historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all or any of the risks discussed in "Item 3 -- Key Information -- Risk Factors" and elsewhere in this annual report.

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

     As used in this annual report, the terms "we," "us," "our," "our company," and "Alvarion" mean Alvarion Ltd., and its subsidiaries, unless otherwise indicated. "Alvarion," "Alvarion & Design," "We're on your wavelength," "BreezeACCESS," "BreezeCOM," "BreezePHONE," "BreezeNET," "BreezEXCHANGE," "BreezeLINK," "WALKair," "WALKnet," "BreezeGATE," "BreezeIP," "BreezeLAN," "BreezeWEB," "BreezeCONFIG," "BreezeWIZARD," "BreezeSECURE," "BreezeVIEW," "BreezeMANAGE," "Alvari," "AlvariX," "AlvariSTAR," "AlvariBASE," "BreezeCARE," "BreezeACCESS II," "BreezeACCESS II CX," "BreezeACCESS XL," "BreezeACCESS MMDS," "BreezeACCESS OFDM," "BreezeACCESS LB," "BreezeACCESS TM," "BreezeACCESS VL," "BreezeACCESS V," "BreezeACCESS GO," "WALKair 1000," "WALKair 3000," "BreezeNET PRO.11," "BreezeNET DS.11," "BreezeNET DS.11b", "BreezeNET DS.5800", "EasyBridge", "BreezeMAX", "eMGW, "MGW", "Breeze2000", "complete spectrum", "wavexpress", "wavexchange", "waveview" and "microexpress" are trademarks or registered trademarks of Alvarion. All other trademarks and tradenames appearing in this annual report are owned by their respective holders.

                               TABLE OF CONTENTS

                                                                               Page
                                                                               ----
PART I .....................................................................     1
  ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ............    1
  ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE ..........................    1
  ITEM 3.  KEY INFORMATION ..................................................    2
    A.     SELECTED FINANCIAL DATA ..........................................    2
    B.     CAPITALIZATION AND INDEBTEDNESS ..................................    3
    C.     REASONS FOR THE OFFER AND USE OF PROCEEDS ........................    3
    D.     RISK FACTORS .....................................................    3
  ITEM 4.  INFORMATION ON THE COMPANY .......................................   18
    A.     HISTORY AND DEVELOPMENT OF THE COMPANY ...........................   18
    B.     BUSINESS OVERVIEW ................................................   18
    C.     ORGANIZATIONAL STRUCTURE .........................................   34
    D.     PROPERTY, PLANTS AND EQUIPMENT ...................................   35
  ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS .....................   35
    A.     OPERATING RESULTS ................................................   35
    B.     LIQUIDITY AND CAPITAL RESOURCES ..................................   46
    C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ...................   52
    D.     TREND INFORMATION ................................................   52
    E.     OFF-BALANCE SHEET ARRANGEMENTS ...................................   53
    F.     TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS ...................   53
  ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES .......................   53
    A.     DIRECTORS AND SENIOR MANAGEMENT ..................................   53
    B.     COMPENSATION .....................................................   56
    C.     BOARD PRACTICES ..................................................   56
    D.     EMPLOYEES ........................................................   60
    E.     SHARE OWNERSHIP ..................................................   61
  ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ................   62
    A.     MAJOR SHAREHOLDERS ...............................................   62
    B.     RELATED PARTY TRANSACTIONS .......................................   63
    C.     INTERESTS OF EXPERTS AND COUNSEL .................................   63
  ITEM 8.  FINANCIAL INFORMATION ............................................   63
    A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION ..........   63
    B.     SIGNIFICANT CHANGES ..............................................   64
  ITEM 9.  THE OFFER AND LISTING ............................................   64
    A.     OFFER AND LISTING DETAILS ........................................   64
    B.     PLAN OF DISTRIBUTION .............................................   65
    C.     MARKETS ..........................................................   65
    D.     SELLING SHAREHOLDERS .............................................   65
    E.     DILUTION .........................................................   65
    F.     EXPENSES OF THE ISSUE ............................................   65

                                TABLE OF CONTENTS
                                  (continued)

                                                                                   Page
                                                                                   ----
  ITEM 10.   ADDITIONAL INFORMATION ..............................................  65
    A.       SHARE CAPITAL .......................................................  65
    B.       MEMORANDUM AND ARTICLES OF ASSOCIATION ..............................  65
    C.       MATERIAL CONTRACTS ..................................................  67
    D.       EXCHANGE CONTROLS ...................................................  67
    E.       TAXATION ............................................................  74
    F.       DIVIDENDS AND PAYING AGENTS .........................................  74
    G.       STATEMENT BY EXPERTS ................................................  74
    H.       DOCUMENTS ON DISPLAY ................................................  74
    I.       SUBSIDIARY INFORMATION ..............................................  74
  ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ..........  74
  ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ..............  75

PART II .........................................................................   76
  ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES .....................  76
  ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
             USE OF PROCEEDS .....................................................  76
  ITEM 15.   CONTROLS AND PROCEDURES .............................................  76
  ITEM 16.   RESERVED ............................................................  76
  ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT ....................................  76
  ITEM 16B.  CODE OF ETHICS AND CODE OF CONDUCT ..................................  76
  ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES ..............................  77
  ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES ..........  77
  ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE INSURER AND
             AFFILIATED PURCHASES ................................................  77

PART III ........................................................................   78
  ITEM 17.   FINANCIAL STATEMENTS ................................................  78
  ITEM 18.   FINANCIAL STATEMENTS ................................................  78
  ITEM 19.   EXHIBITS ............................................................  78

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3. KEY INFORMATION

     A.   SELECTED FINANCIAL DATA

     We have derived the following selected consolidated financial data presented below as of December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003 and 2004 from our audited consolidated financial statements and related notes included in this annual report. The consolidated financial data for the year ended December 31, 2001 and thereafter include the results of operations of the former Floware business from August 1, 2001, the effective date of the merger of Floware with and into us. The consolidated financial data for the year ended December 31, 2003 include the results of operations of the assets and assumed liabilities of InnoWave business from April 1, 2003. The consolidated financial data for the year ended December 31, 2004 include the results of operations of the former interWAVE Communications International Ltd. business from December 9, 2004. We have derived the selected consolidated financial data as of December 31, 2000, 2001 and 2002 and for each of the years ended December 31, 2000 and 2001 from our audited consolidated financial statements and related notes not included in this annual report. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. You should read the selected consolidated financial data together with the section of this annual report entitled "Item 5 -- Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this annual report.

                                                         2000            2001           2002           2003         2004
                                                      ----------     -----------     ----------     ----------    --------
                                                                     (In thousands, except per share data)
Statement of Operations Data:
Sales .............................................   $  101,460     $    98,968     $   88,849     $  127,208    $201,507
Cost of sales .....................................       55,608          59,484         55,120         68,535     102,329
Write-off of excess inventory and provision for
 inventory purchase commitments ...................           --          53,881            250          6,562      11,412
                                                      ----------     -----------     ----------     ----------    --------
Gross profit (loss) ...............................       45,852         (14,397)        33,479         52,111      87,766
                                                      ==========     ===========     ==========     ==========    ========
Operating costs and expenses:
Research and development, gross ...................       16,818          27,078         27,597         27,351      31,713
Less grants .......................................        4,345           5,982          3,520          3,846       3,897
                                                      ----------     -----------     ----------     ----------    --------
Research and development, net .....................       12,473          21,096         24,077         23,505      27,816
Selling and marketing .............................       26,226          30,258         26,570         32,904      39,038
General and administrative ........................        4,132           6,226          6,018          6,323       9,681
Merger and acquisition related expenses ...........           --           2,841             --          2,201         369
Amortization of intangible assets .................           --           1,200          2,400          2,606       2,779
Amortization of deferred stock compensation .......           18             726            580            511          60
In-process research and development write-off .....           --          26,300             --             --      10,993
Restructuring .....................................           --           5,437          1,102             --          --
One-time expense related to a settlement of an
 OCS program ......................................           --           6,535             --             --          --
                                                      ----------     -----------     ----------     ----------    --------
Total operating expenses ..........................       42,849         100,619         60,747         68,050      90,736
                                                      ----------     -----------     ----------     ----------    --------
Operating income (loss) ...........................        3,003        (115,016)       (27,268)       (15,939)     (2,970)
Financial income, net .............................        7,031           8,540          6,587          4,127       3,821
Other expenses ....................................           --          (3,535)            --             --          --
                                                      ----------     -----------     ----------     ----------    --------
Net income (loss) .................................   $   10,034     $  (110,011)    $  (20,681)    $  (11,812)   $    851
                                                      ==========     ===========     ==========     ==========    ========
Basic net earnings (loss) per share ...............   $     0.40     $     (2.80)    $    (0.38)    $    (0.23)   $   0.02
                                                      ==========     ===========     ==========     ==========    ========
Weighted average number of shares used in
 computing basic net earnings (loss) per share ....       24,938          39,298         53,941         52,127      56,549
                                                      ==========     ===========     ==========     ==========    ========
Diluted net earnings (loss) per share .............   $     0.33     $     (2.80)    $    (0.38)    $    (0.23)   $   0.01
                                                      ==========     ===========     ==========     ==========    ========
Weighted average number of shares used
 in computing diluted net earnings (loss)
 per share ........................................       30,807          39,298         53,941         52,127      63,754
                                                      ==========     ===========     ==========     ==========    ========

                                      2000           2001          2002          2003          2004
                                    --------      ---------      --------      --------      --------
                                                             (In thousands)
Consolidated Balance Sheet Data:
Working capital ................    $159,793      $ 167,371      $ 74,237      $ 90,359      $ 53,341
Total assets ...................     252,837        307,595       272,075       284,957       328,535
Shareholders' equity ...........    $212,495      $ 254,251      $227,830      $220,202      $232,812

     B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

     C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

     D.   RISK FACTORS

     Our business, financial condition and results of operations could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

                 Risks Related to Our Business and Our Industry

We have incurred losses in the past and may incur losses in the future.

     While we had a net profit in 2004, we incurred operating losses and net losses in 2003 and 2002. In 2004, our operating loss and net income were approximately $(3.0) million and $0.9 million, respectively. In 2003, our operating loss and net loss were approximately $(15.9) million and $(11.8) million, respectively. In 2002, our operating loss and net loss were approximately $(27.3) million and $(20.7) million, respectively. Although we were profitable in 2004, we may incur operating and net losses again in the future. Losses or a decrease in our net income could have a material adverse effect on our business, financial condition and results of operations and the value and market price of our ordinary shares.

Adverse conditions in the telecommunications industry and in the telecommunications equipment market may decrease demand for our products and may harm our business, financial condition and results of operations.

     Our systems are used by telecom carriers and service providers. The slowdown in the telecommunications industry from 2001 through the beginning of 2003 curtailed the ability of existing and prospective carriers and service providers to finance purchases of products such as ours. In addition some carriers and service providers using wireless broadband are emerging companies with unproven business models. During 2003 and 2004, we perceived an improvement in the general market for telecommunications equipment. However, due to the past volatility of the market, we cannot predict the duration or extent of any recovery in this market or the impact it may have on our revenues or results of operations. Market conditions could continue to cause our customers and potential customers to be conservative in their spending.

     The markets that we participate in may not grow as we expect or at all. While our goal is to increase our sales by expanding the number of carrier customers that we address, there can be no assurance that we will succeed in doing so. The number of carriers and service providers who are our potential customers is relatively small and may not grow because of the limited number of licenses granted in each country and the substantial comparative capital requirements involved in establishing networks.

If we do not maintain or increase our share of the wireless broadband equipment and specialized cellular network markets, our business will suffer. In addition new markets we attempt to penetrate may not become substantial commercial markets.

     In order to maintain or increase our share of the markets we participate in, we must:

          o sustain our attained technology position in designing, developing, and manufacturing wireless broadband and specialized cellular network products;

          o develop and cultivate additional sales channels, including original equipment manufacturer, or OEM, agreements or other strategic arrangements with leading manufacturers of access equipment to market our wireless broadband products to prospective customers, such as local exchange carriers, cellular operators, Internet and application service providers and local telephone companies; and

          o effectively establish and support relationships with customers, including local exchange carriers, Internet and application service providers, public fixed or mobile telephone service providers and private network operators sometimes offered on special commercial terms.

     Our efforts in these markets may not succeed. In addition the mobile market and any future markets that we may attempt to penetrate may not become substantial commercial markets or may not evolve in a manner that will enable our products to achieve market acceptance.

If customers refrain from buying our current proprietary products in order to wait for our standards-compliant, WiMAX certified products, our business will suffer.

     WiMAX certification relates to two industry standards, IEEE 802.16d and 802.16e. We may suffer temporarily from the market transition to WiMAX certified products as customers may slow their purchases of our proprietary technology in order to wait for WiMAX certified products. In addition, the introduction of Wimax certified products may not increase the demand for wireless broadband solutions and this may adversely affect our results of operations.

Our standards-compliant, WiMAX ready products, may not receive the certification that we expect, which may affect our future business.

     We rely on the recently developed WiMAX technology. Products based on this technology may not receive certification in the time frame we expect, or at all, and may therefore not achieve the wide acceptance that we are seeking. Market changes could render this technology obsolete or subject to intense competition by alternative technologies. This may harm the sales of our standards compliant products, and consequently, our results of operations.

If we lose large customers we may not succeed in replacing them and our revenues will be adversely affected.

     In 2002, one of our customers was responsible for 11.4% of our 2002 sales and another was responsible for 10.3% of our sales. In 2003, 13.9% of our sales were to a Latin American operator, and in 2004, this operator accounted for 30.6% of our sales If revenues from these customers decline, or we lose these large customers, we may not be successful in replacing them on a timely basis, or at all, and our revenues may be adversely affected.

Our products have long and unpredictable sales cycles. This could adversely impact our revenues and net income.

     The sales cycle for our licensed band and cellular mobile products encompasses significant technical evaluation and testing by each potential purchaser and a commitment of significant cash and other resources. The sales cycle can extend for as long as one year from initial contact with a carrier to receipt of a purchase order. This time frame may be extended due to, among other reasons, a carrier's need to obtain financing to purchase systems incorporating our products, the regulatory authorization of competition in local services, delays in the licensing of spectrum for these services and other regulatory hurdles.

     As a result of the length of this sales cycle, revenues from our products may fluctuate from quarter to quarter and fail to correspond with associated expenses, which are largely based on anticipated revenues. In addition, the delays inherent in the sales cycle of our products raise additional risks of customers canceling or changing their product plans. Our revenues will be adversely affected if a significant customer, or significant potential customer, reduces, delays or cancels orders during the sales cycle of the products or chooses not to deploy networks incorporating our products. Any such fluctuation in revenue or cancellation of orders could affect the market price of our ordinary shares.

Our business is dependent upon the success of distributors who are under no obligation to purchase our products.

     A significant portion of our revenues is derived from sales to independent distributors. These distributors then resell the products to others, who further resell those products to end-users. The three largest distributors of our products accounted for a total of approximately 20.9% of our sales in 2002, 13.1% of our sales in 2003, and less than 10% of our sales in 2004. If we terminate or lose any of these distributors, we may not be successful in replacing them on a timely basis, or at all. Any changes in the distribution and sales channels of our products, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products will impact our ability to sell our products and result in a loss of revenues. We are dependent upon the acceptance of our products by the market through our distributors' efforts in marketing and sales. In some cases, arrangements with our distributors do not prevent them from selling competitive products and those arrangements do not contain minimum sales or marketing performance requirements. These distributors may not give a high priority to marketing and supporting our products. Changes in the financial condition, business or marketing strategies of these distributors could have a material adverse effect on our results of operations. Any of these changes could occur suddenly and rapidly.

Our business depends in part on original equipment manufacturers and systems integrators.

     The success of the sales of our wireless broadband products currently depends in part on existing relationships with OEMs or other system integrators. A portion of our systems is sold to and through telecommunications systems integrators for integration into their systems, rather than directly to carriers. The sale of our wireless broadband products depends in part on the OEMs' and systems integrators' active marketing and sales efforts as well as the quality of their integration efforts and post-sales support. Sales through the OEM and system integrator channels exposes this business to a number of risks, each of which could result in a reduction in the sales of our wireless broadband products.

     We face the risk of termination of these relationships and the promotion of competing products or emphasis on alternative technologies by these OEMs and systems integrators. In addition, our efforts to increase sales may suffer from the lack of brand visibility resulting from OEMs' and systems integrators' integration of these products into more comprehensive systems. If any of these risks materializes, we will need to develop alternative methods of marketing these products. Until we do so, sales of our wireless broadband products may decline.

We are also dependent upon the success of our direct sales efforts.

     Direct sales accounted for a total of approximately 14.5% of our sales in 2002, 28.4% of our sales in 2003, and 52% of our sales in 2004. Direct sales customers are not under any obligation to purchase our products. Some of these customers do not have long business histories and have encountered, and may continue to encounter, financial difficulty, including difficulty in obtaining credit to purchase our products. These customers typically purchase our products on a project-by-project basis, so that continuity of purchases by these customers is not assured. We do not necessarily retain sales personnel with carrier sales expertise, and may face difficulty locating and retaining carrier customers who purchase directly. If we are unable to effectively continue our direct sales efforts of our products, our results of operations could be materially adversely affected. Any such change could occur suddenly and rapidly.

We may not successfully integrate the business operations of interWAVE. Our failure to do so might harm our results of operations and share price.

     In December 2004, we completed the acquisition of interWAVE. The challenges of integrating the business operations of the companies include demonstrating to our customers that the acquisition will not result in an adverse change in business focus and persuading our personnel that the companies' respective business cultures are compatible, and that we can overcome the differences in culture and time zones. To successfully integrate both companies' operations, we need to retain management, key employees and business partners of both companies and to gain the benefit of each company's strengths. If we are unable to effectively complete the integration of the two companies' operations, technologies and personnel in a timely and efficient manner, we will not realize the benefits we expect from the acquisition and our business, financial conditions and results of operations may be materially adversely affected.

Under the terms of our merger transaction with interWAVE Communications International Ltd., we are liable for interWAVE's pre merger liabilities.

     The merger of interWAVE with and into us in December 2004, resulted in our assuming all of the liabilities of interWAVE existing at the time of the merger. If such liabilities exceed the liabilities we are aware of and have provided for in our financial statements or if there are liabilities that we were not aware of at the time of the merger, this could have an adverse affect on us.

We may engage in future acquisitions that could harm our business, results of operations and financial condition, and dilute our stockholders' equity.

     We have pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any other prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management's attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing.

     Future acquisitions by us could result in the following, any of which could seriously harm our results of operations or the price of our stock:

          o issuance of equity securities that would dilute our current stockholders' percentages of ownership;

          o    large one-time write-offs;

          o    the incurrence of debt and contingent liabilities;

          o difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

          o    diversion of management's attention from other business concerns;

          o    contractual disputes;

          o risks of entering geographic and business markets in which we have no or only limited prior experience; and

          o    potential loss of key employees of acquired organizations.

Our failure to manage growth effectively could impair our business, financial condition and results of operations.

     Our rapid growth, including our amalgamation with interWAVE, our acquisition of most of the assets and assumed liabilities of InnoWave, and our merger with Floware, has significantly strained our management, operational and financial resources. Any future growth including mergers and acquisitions may increase the strain on our management, operational and financial resources. If we do not succeed in managing future growth effectively, we may not be able to meet the demand, if any, for our products and we may lose sales or customers, harming our business, financial condition and results of operations.

Rapid technological change may have an adverse affect on the market acceptance for our products.

     The markets for our products and the technologies utilized in the industry in which we operate evolve rapidly. We rely on key technologies, including wireless LAN, wireless packet data, orthogonal frequency division multiplexing, or OFDM, time division multiplexing, modem and radio technologies and other technologies, which we have been selling for several years, as well as the recently developed WiMAX technology and CDMA (Code Division Multiple Access) or other 3G products. These technologies may be replaced with alternative technologies or may otherwise not achieve the wide acceptance that we are seeking. In particular, there is a substantial risk that the wireless broadband technologies underlying our products may not achieve market acceptance for use in access applications.

     Market changes could render our products and technologies obsolete or subject them to intense competition by alternative products or technologies or by improvements in existing products or technologies. For example, the wireless broadband equipment market may stop growing as a result of the deployment of alternative technologies, that are constantly improving, such as DSL, cable modem, fiber optic, coaxial cable, satellite systems, third generation cellular systems or otherwise. New or enhanced products developed by other companies may be technologically superior to our products, and limit our addressable market, or render our products obsolete.

     The success of our technology depends on the following factors, among others:

          o    acceptance of new and innovative technologies;

          o    acceptance of standards for wireless broadband products;

          o timely availability and maturity of technology from technology suppliers, such as Intel;

          o capacity to handle growing demands for faster transmission of increasing amounts of data and voice;

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

We may experience difficulties in the introduction of new or enhanced products, which could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products.

     The development of new or enhanced products is a complex and uncertain process. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products or product enhancements. The difficulties could result in reduced sales, unexpected expenses of delays in the launch of new or enhanced products, which may adversely affect our results of operations.

Our products are complex and may have errors or defects that are detected only after deployment in complex networks.

     Some of our products are highly complex and are designed to be deployed in complex networks like the cellular mobile products for example. Although our products are tested during manufacturing and prior to deployment, our customers may discover errors after the products have been fully deployed. If we are unable to fix errors or other problems that may be identified in full deployment, we could experience:

          o    costs associated with the remediation of any problems;

          o    loss of or delay in revenues;

          o    loss of customers;

          o    failure to achieve market acceptance and loss of market share;

          o    diversion of deployment resources;

          o diversion of research and development resources to fix errors in the field;

          o    increased service and warranty costs;

          o    legal actions or demands for compensation by our customers; and

          o    increased insurance costs.

     In addition, our products often are integrated with other network components. There may be incompatibilities between these components and our products that could significantly harm the service provider or its subscribers. Product problems in the field could require us to incur costs or divert resources to remedy the problems and subject us to liability for damages caused by the problems or delay in research and development projects because of the diversion of resources. These problems could also harm our reputation and competitive position in the industry.

Existing and potential industry standards may have a negative impact on our business.

     We have developed and continue to develop our products with a view to compliance with existing standards and anticipated future standards. We expended, and intend to continue to expend, substantial resources in developing products and product features that are designed to conform to such standards. In addition, although we developed our products with a view to compliance with existing standards and anticipated compliance with future standards, we may not be able to introduce on a timely basis products that comply with industry standards.

     Certain standards on which we base our products and technology (such as IEEE 802.16e, GSM and CDM2000) may not continue to be or will not be broadly adopted which could significantly limit our market opportunity and harm our business. In addition, our focus on anticipated future standards, including the IEEE 802.16e standard, may lead to delays in introducing products designed for current standards.

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

     Standardization of product features may increase the number of competitive product offerings. Furthermore, our competitors may also attempt to influence the adoption of standards that are not compatible with our products. Standardization also results in lower average selling prices. Increased competition, direct and indirect, has resulted in, and is likely to continue to result in, reductions of average selling prices, shorter product life cycles, reduced gross margins, longer sales cycles and loss of market share and, consequently, could adversely affect our sales and profitability.

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

          o Regulatory changes and restrictions imposed due to environmental concerns, such as restrictions imposed on the location of outdoor antennas.

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

     To ensure that we are able to meet customer demand for our products, we place orders with our subcontractors and suppliers based on our estimates of future sales. If actual sales differ materially from these estimates, our inventory levels and expenses may be adversely affected and our business and results of operations could suffer. We wrote-off inventory in 2002, 2003 and 2004.

We depend on a number of manufacturing subcontractors with limited manufacturing capacity, and these manufacturers may be unable to fill our orders on a timely basis and at the quality specifications that we require. As a result, we may not meet our customers' demands, harming our business and results of operations.

     We currently depend on a number of contract manufacturers with limited manufacturing capacity to manufacture our products. The assembly of certain of our finished products, the manufacture of custom printed circuit boards utilized in electronic subassemblies and related services are also performed by these independent subcontractors. In addition, we rely on third-party "turn-key" manufacturers to manufacture certain sub-systems for our products.

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

     We are required to place manufacturing orders well in advance of the time we expect to sell products, and this may result in us ordering greater or lesser amount of these products than required. Because we outsource the manufacture of several of our products, we are required to place manufacturing orders well in advance of the time when we expect to sell these products. In the event that we order the manufacture of a greater or lesser amount of these products than we will ultimately require, we are generally obligated to purchase the surplus products or to forego or delay the sale or delivery of the products that we did not order in advance. In either case, our business and results of operations may be adversely affected. Any of these risks could result in manufacturing delays or increases in manufacturing costs and expenses. For example, in 2003 and 2004 we recorded in our balance sheet, an allowance for irrevocable inventory purchase commitments in an aggregate amount of approximately $4.3 million and $4.8 million, respectively, as a result of over-estimation of our sales. If we experience manufacturing delays, we could lose orders for our products and, as a result, lose customers. There may be an adverse affect on our profitability and consequently on our results of operations, if we incur increased costs.

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

     Many companies compete with us in the wireless broadband equipment market in which we sell our products. We expect that competition will increase in the future including from current large as well as new market vendors, both with respect to products that we currently offer and products that we intend to introduce in the future. In addition, some, or all, of the systems integrators and other strategic partners to which we sell our wireless broadband products could develop the capability to manufacture systems similar to our wireless broadband products independently. We expect our competitors to continue to improve independently the performance of their current products and to introduce new products or new technologies that may supplant or provide lower cost alternatives to our products or products with better performance. As the market grows, we expect to face competition from aggressive start-ups in different markets. We expect that we will also face competition from alternative wireline and wireless technologies including copper wires, fiber-optic cable, digital subscriber lines, or DSL, cable modems, satellite and other broadband access systems.

     Many companies compete with us in the specialized cellular network market, and we expect that competition will increase in the future, including competition from new market vendors (such as vendors operating in China) entering the cellular niche of rural cellular networks, in addition to the trend of IP based cellular base stations and softswitches as an alternative technology to this rural cellular niche.

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

While 2004 showed steady quarterly growth, we have experienced in the past, and may experience in the future, quarterly and annual fluctuations in our results of operations. This may cause volatility in the market price of our ordinary shares.

     We have experienced, and may continue to experience, significant fluctuations in our quarterly and annual results of operations. Any fluctuations may cause our results of operations to fall below the expectations of securities analysts and investors. This would likely affect the market price of our ordinary shares.

     Our quarterly and annual results of operations may vary significantly in the future for a variety of reasons, many of which are outside of our control, including the following:

          o    our success in integrating the interWAVE business;

          o the uneven pace of spectrum licensing to carriers and service providers;

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

          o    changes in the mix of products sold by us;

          o the extensive marketing and organizational efforts that carriers are required to make to develop their subscriber base following the deployment of the network infrastructure, creating a gap between the time carriers purchase base stations for network infrastructure deployment and the time they purchase terminal stations for connection of subscribers to the network;

          o mergers or acquisitions, by us, our competitors and exiting and potential customers, if any;

          o    fluctuations in the exchange rate of the NIS against the dollar;

          o    adoption of new financial accounting standards; and

          o general economic conditions, including the changing economic conditions in the United States and worldwide.

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

     In addition, our operating expenses may increase significantly. If revenues in any quarter do not increase correspondingly or if we do not reduce our expenses in a timely manner in response to lower level or declining revenues, our results of operations for that quarter would be materially adversely affected. Because of the variations that we have experienced in our quarterly results of operations, we do not believe quarter-to-quarter comparisons of our results of operations are necessarily meaningful and you should not rely on results of operations in any particular quarter as an indication of future performance.

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

     As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based upon our market capitalization during 2004 and each year prior to 2001, we do not believe that we were a PFIC for any such year and, based upon our valuation of our assets as of the end of each quarter of 2002 and 2003 an independent valuation of our assets as of the end of each quarter of 2001, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during some of those years. We cannot assure you, however, that the Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in 2005 or in subsequent years. If we were classified as a PFIC, U.S. taxpayers that own our ordinary shares at any time during a taxable year for which we were a PFIC would be subject to additional taxes upon certain distributions by us or upon gains recognized after a sale or disposition of our ordinary shares unless they appropriately elect to treat us as a "qualified electing fund" under the U.S. Internal Revenue Code. This could also adversely affect the market price of our ordinary shares.

Compliance with changing laws and regulations relating to corporate governance and public disclosure has resulted, and will continue to result, in the incurrence of additional expenses associated with being a public company.

     New and changing laws and regulations, including the Sarbanes-Oxley Act of 2002, new SEC regulations impose stricter corporate governance requirements and greater disclosure obligations. They have had the effect of increasing the complexity and cost of our company's corporate governance compliance, diverting the time and attention of our management from revenue-generating activities to compliance activities, and increasing the risk of personal liability for our board members and executive officers involved in our company's corporate governance process. Our efforts to comply with evolving laws and regulations may result, in increased general and administrative expenses, and increased professional fees. In addition, it may become more difficult and expensive for us to obtain director and officer liability insurance. Furthermore, in order to meet the new corporate governance and disclosure obligations, we have been taking, and will continue to take, steps to improve our controls and procedures and related corporate governance policies and procedures to address compliance issues and correct any deficiencies that we may discover. While we believe that the procedures and policies that we have in place are effective to address the New Sarbanes and other regulatory requirements, the expansion of our operations and the growth of our business may require us to modify and expand our disclosure controls and procedures and related corporate governance policies. In addition, these new and changed laws and regulations are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. If our efforts to comply with new or changed laws and regulations differ from the conduct intended by regulatory or governing bodies due to ambiguities or varying interpretations of the law, we could be subject to regulatory sanctions, our reputation may be harmed and our stock price may be adversely affected.

The Implementation of SFAS No. 123(R) would negatively affect the Company's profitability.

     The Financial Accounting Standards Board ("FASB") has recently adopted an accounting standard ("SFAS No. 123(R)") that requires the fair value of all equity-based awards granted to employees be recognized in the statement of operations as compensation expense, beginning in the first quarter of 2006. The various methods for determining the fair value of stock options are based on, among other things, the volatility of the underlying stock. Our stock price has historically been volatile. The adoption of this new accounting regulation will have a significant impact on our results of operations, as our reported earnings will decrease significantly. Had we adopted Statement 123(R) in 2002, 2003 and 2004, the impact of that standard have been approximately $7.0 million, $7.6 million and $6.5 million, respectively, as described in the disclosure of pro forma net income and earnings per share in Note 2m to our consolidated financial statements. Our stock price could decline in response to the decline in our reported earnings.

     Such adoption may also affect the Company's management discretion to continue to use stock options as an incentive and retention tool, which could, in turn, hurt the Company's ability to recruit employees and retain existing employees.

The trading price of our ordinary shares is subject to volatility.

     The trading price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future. Since our initial public offering in March 2000, the sales prices of our ordinary shares on the Nasdaq National Market have ranged from a high of $53.125 to a low of $1.55. On June 6, 2005, the last sales price of our ordinary shares on the Nasdaq National Market was $9.37. We may continue to experience significant volatility in the future, based on the following factors, among others:

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

          o introduction of technologies or product enhancements or new industry substitute standards that reduce the need for our products;

          o general economic and political conditions, particularly in the United States and in South America on our operations and results; and

          o    departures of key personnel.

Our proprietary technology is difficult to protect and unauthorized use of it by third parties may impair our ability to compete effectively.

     Our success and ability to compete will depend, to a large extent, on maintaining our proprietary rights and the rights that we currently license or will license in the future from third parties. We rely primarily on a combination of trademark, trade secret and copyright law and on confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. We have obtained several patents and have several patent applications pending that are associated with our products. We also have several trademark registrations associated with our name and some of our products.

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

     Third parties have in the past asserted against us, and may in the future assert against us, infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. In addition, based on the size and sophistication of our competitors and the history of rapid technological change in our industry, we anticipate that several competitors may have intellectual property rights that could relate to our products. Therefore, we may need to litigate to defend against claims of infringement or to determine the validity or scope of the proprietary rights of others. Similarly, we may need to litigate to enforce or uphold the validity of our patent, trademarks and other intellectual property rights. Other actions may involve ownership disputes over our intellectual property or the misappropriation of our trade secrets or proprietary technology. As a result of these actions, we may have to seek licenses to a third party's intellectual property rights, which may not be able to be successfully integrated into our products. These licenses may not be available to us on reasonable terms or at all. In addition, if we decide to litigate these claims, the litigation could be expensive and time consuming and could result in court orders preventing us from selling our then-current products or from operating our business. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and harm our business, financial condition and results of operations.

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

     While we are headquartered in Israel, at least 99% of our sales in 2002, 2003 and 2004 were generated elsewhere around the world. Our products are marketed internationally and we are therefore subject to certain risks associated with international sales, including, but not limited to:

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

     The financial, political, economic and other uncertainties following terrorist attacks throughout the world have led to a worsening of the global economy. As a result, many of our customers and potential customers have become much more cautious in setting their capital expenditure budgets, thereby restricting their telecommunications procurement. Uncertainties related to the threat of terrorism have had a negative effect on global economy, causing businesses to continue slowing spending on telecommunications products and services and further lengthen already long sales cycles. Any escalation of these threats or similar future events may disrupt our operations or those of our customers, distributors and suppliers, which could adversely affect our business, financial condition and results of operations.

                    Risks Relating to Our Location in Israel

Conducting business in Israel entails special risks.

     We are incorporated under Israeli law and our principal offices and the majority of our manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Due to the volatile security situation in Israel, our insurance carrier no longer insures our facilities and assets for damage or loss resulting from terrorist incidents. Additionally, several countries still restrict business with Israel and with Israeli companies. We could be adversely affected by the continuation or deterioration of Israel's conflict with the Palestinians or from restrictive laws or policies directed towards Israel or Israeli businesses.

We could be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar.

     Substantially the majority of our revenues are generated in U.S. dollars. A significant portion of our expenses, primarily labor and subcontractor expenses, is incurred in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, that the timing of this devaluation lags behind inflation in Israel, or the NIS may increase in value relative to the dollar. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected. In 2004, the value of the dollar decreased in relation to the NIS by 1.62%, and the inflation rate in Israel was 1.21%.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

     We currently receive grants and tax benefits under Government of Israel programs. Pursuant to our current arrangement with the Office of the Chief Scientist, or OCS, the OCS will finance up to 20% of our research and development expenses by reimbursing us for up to 50% of the approved expenses related to our generic research and development projects. In addition, we obtain other grants from the OCS to fund certain other research and development projects. These programs currently restrict our ability to manufacture particular products or transfer particular technology outside of Israel. Under the programs we need to comply with certain conditions. If we fail to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs. The Government of Israel has reduced the benefits available under these programs in recent years and these programs may be discontinued or curtailed in the future. If the Government of Israel discontinues or modifies these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

     Recently, an amendment to the R&D Law was approved by Israel's Parliament which is intended to make the R&D Law more compatible with the global business environment. Currently, the law permits the Office of the Chief Scientist to approve the transfer of manufacturing rights outside Israel subject to an approval of the research committee and in exchange for payment of higher royalties, for royalties bearing programs.

     Following our acquisition of interWAVE and its subsidiaries, the Irish subsidiary participates in programs sponsored by the Irish Government and the European Union , operated by the Industrial Development Agency (IDA) and previously by Shannon Development. These programs are designed to promote research and development and overall regional development. No royalties are payable on these grants but the IDA may at any time within five years from the date of payment of the last installment from any particular grant stop payment of the grants and/or revoke and cancel or reduce the grants under certain circumstances. If we fail to comply with these conditions in the future, the grants received could be canceled and we could be required to repay them.

     In addition, we have been granted status of an approved enterprise under the Law for the Encouragement of Capital Investments, 1959 for our production facilities in Israel. Such status enables us to obtain certain tax relief for a definitive period upon compliance with the investment law regulations. A recent amendment to the Investment Law, which we refer to as the Amendment and has been officially published and effected since April 1, 2005, has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. If we fail to comply with these conditions in the future, the tax benefits received could be canceled and we could be required to pay increased taxes in the future.

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

     We may be exposed to tax liabilities in the USA and in other local and international jurisdictions following the acquisition of interWAVE Communications.

Provisions of Israeli law may delay, prevent or make difficult a merger or an acquisition of us, which could prevent a change of control and therefore depress the market price of our ordinary shares.

     Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of us. The Israeli Companies Law, 5759-1999, referred to as the Israeli Companies Law, generally requires that a merger be approved by the board of directors and by a shareholder vote at a shareholders' meeting that has been called on at least 21 days' advance notice. Any creditor of a merger party may seek a court order to delay or enjoin the merger, if there is a reasonable concern that the surviving corporation will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 70 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies. Other potential means of acquiring a public Israeli company such as us might involve significant obstacles, including a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the new Companies Law. Until this happens, uncertainties will exist regarding its interpretation. These uncertainties could have the effect of inhibiting attempts to acquire us and other transactions and decisions by or involving us.

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

     On August 1, 2001, Floware merged with and into us. As a result of the merger we continued as the surviving company and Floware's separate existence ceased. Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. On April 1, 2003, we completed an acquisition of most of the assets and the assumption of related liabilities of InnoWave Wireless Communication Ltd. In December 2004, we completed our transaction with interWAVE Communications International Ltd.

     Our principal executive offices are located at 21A HaBarzel Street, Tel Aviv 69710, Israel and our telephone number is 972 645-6262. In 1995, we established a wholly-owned subsidiary in the United States, Alvarion, Inc., a Delaware corporation. Alvarion, Inc. is located at 2495 Leghorn Street,, Mountain View, CA, 94043 and its telephone number is 650-314-2500.

     We also have several wholly owned subsidiaries worldwide handling local support, promotion, manufacturing and developing activities. For a discussion of our capital expenditures and divestitures, see "Item 5B -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources".

     B.   BUSINESS OVERVIEW

General

     We are a leading provider of wireless broadband connectivity solutions and specialized cellular networks. Our solutions are used by telecom carriers and service providers worldwide and for private networks. Our products are used to provide broadband data and voice services for subscribers in the "last mile" of connectivity, for feeding cellular networks, cellular network extensions and compact specialty networks. With our comprehensive product offerings, we provide a broad range of integrated wireless broadband solutions, addressing different markets and frequency bands, designed to address the various business models of carriers, service providers and private network operators.

     We have played a prominent role in creating and promoting industry standards, including our leading role in the WiMAX Forum(TM), an organization focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the industry to mobile WiMAX solutions. The WiMAX Forum works to promote the interoperability of multiple vendors' products in the wireless broadband market. Since its establishment, the WiMAX Forum members, working together with the IEEE, have established the first of the standards on which fixed wireless broadband systems will operate (the IEEE 802.16-2004 standard). This standard fully supports all fixed and nomadic broadband wireless applications.

     Our products are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, from the residential and small office, home office, or SOHO, markets, through small and medium enterprises, or SMEs, and multi-tenant units/multi-dwelling units, or MTU/MDU's. Our compact specialty cellular networks serve a variety of end-users and applications including residential cellular users, governmental, homeland security, and disaster relief agencies, as well as travel/leisure companies.

     Our products operate in licensed and license-free bands, ranging from 450 MHz to 28 GHz and comply with various industry standards. Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, MAC (media access control), IP-based mobile switches, compact mobile networks, networking protocols and very large systems integration, or VLSI. We have intellectual property in these technologies.

     Our transaction with interWAVE, a provider of compact mobile network equipment and services, complements our existing product set and expands our served market to include a rapidly growing segment of the mobile equipment market. interWAVE's technical expertise in cellular systems design and experience in providing complete mobile networks will accelerate the development of our next generation offering.

     We are currently placing an increased emphasis on the development of the next-generation technology based on the IEEE 802.16e standard, for the development of broadband mobility solutions. We intend to leverage our expertise and our position in the fixed wireless broadband market and the cellular know-how acquired by the interWAVE acquisition, in order to introduce broadband mobile standards-compliant solutions to the market.

Wireless Access Overview

     Growth of the wireless broadband market is currently driven by demand for broadband connectivity. We expect that this growth will be affected by:

          o Demand for fundamental data and voice telecom services in un-served areas where wired infrastructure cannot fill the demand;

          o    Demand for cellular voice and data services;

          o    Demand for mobile communications;

          o Deregulation: international regulatory changes enabling increased competition and resulting in increased allocation of spectrum;

          o    Competition to offer multiple services using a single network;

          o Standardization: wide adoption of wireless broadband standards as key access technology for infrastructure;

          o Introduction of low cost wireless technology based on international standards; and

          o Growing demand of public access providers to build municipalities' own infrastructures.

Demand for Connectivity

     Demand for Broadband in Unserved Areas

     Demand for user bandwidth and availability of competitively priced solutions has increased. DSL and cable modem rollout continues in many areas throughout the world and telecom operators are upgrading central offices and deploying broadband solutions. However, in areas where DSL and cable modems cannot fulfill the demand for broadband, the wireless broadband solution is an effective alternative to meet this demand. In developed countries, government programs for complete broadband coverage increase the demand in rural and suburban areas. In developing countries, government programs for fundamental telephony services increase demand in urban areas, where infrastructure is poor or does not exist.

     Demand for Cellular Voice and Data Services

     Cellular mobile networks deliver both voice and limited broadband data connectivity, enabling operators to provide competitive solutions, with limited data rates at low cost. In developed countries, cellular end-users are accustomed to 100% coverage, and expect the same even in areas that require specialized networks (e.g., cruise ships). In developing countries, the demand is driven by the extensive need for cellular network extensions to areas which are not connected to a backbone via any type of wireline connection.

     Demand for Personal Broadband Mobility

     The demand for mobile communications is the natural convergence of fixed broadband networks (DSL and cable) and mobile voice networks towards mobile broadband. Technology and networks are evolving to networks that support mobile broadband communications. The introduction of WiMAX-compliant products, based on the IEEE 802.16e standard will create additional opportunities in mobile broadband communications. Future mobile networks will be IP based, with a focus on open standards, end-users and consumer devices, as opposed to the current focus on closed standards, carriers and network equipment.

Deregulation

     Global telecom deregulation is opening up the telecommunications/Internet access industries to competition by new players. As more and more countries enable carriers and service providers to operate in a variety of frequencies, new broadband access markets are opening. Unlike the built-in delivery systems of wireline infrastructure, wireless technology requires the use of frequencies contained within a given spectrum to transfer voice and data. Usually, governments allocate a specific range of that spectrum, either licensed or unlicensed bands, to incumbent and competitive carriers, as well as to cellular operators, internet service providers, or ISPs, and other service providers, enabling them to launch a variety of broadband initiatives based exclusively on wireless networking solutions. During 2004, additional licensed and unlicensed spectrums were added in many regions around the world. Increased availability of licensed and unlicensed spectrums may increase the demand for wireless broadband.

Standardization

     The wireless broadband market is in a continuing process of standardization. The WiFi Alliance, a non-profit international association, has succeeded in promoting the IEEE 802.11 -- the Wireless LAN standard. Similarly, we helped produce the IEEE 802.16 2004 specification for fixed applications, led its harmonization with ETSI (European Telecommunications Standards Institute), and became a principal founder of the WiMAX Forum. WiMAX stands for the Worldwide Interoperability for Microwave Access, Inc. and the WiMAX Forum is a group promoting the IEEE 802.16 wireless broadband standard).

     The WiMAX Forum is a non-profit industry organization chartered to ensure interoperable IEEE 802.16 systems from multiple vendors. We are also helping to develop the IEEE 802.16e specification for mobile applications. The scope of the IEEE 802.16-based standard is the Wireless MAN (Metropolitan Area Network), supporting larger range outdoor access networks with more performance and dedicated high-end services.

     For cellular technology, our products are based on standard GSM and CDMA technologies. The most prevalent emerging third generation, or 3G, standards of wireless communications are forms of CDMA and the Universal Mobile Telephony Services, or UMTS, which is built upon a GSM base. We believe that many carriers may deploy GSM prior to deploying 3G because some elements of GSM are utilized in this form of 3G.

     Once standards are accepted, product costs generally decrease and product interoperability is possible, factors aiding in market growth.

Next Generation Technology

     Fixed wireless broadband solutions are based on OFDM (Orthogonal Frequency Division Multiplexing) technology with Non-Line-of-Sight, or NLOS, capabilities, creating more possibilities to cover a Wireless Access network. In addition, the availability of lower-cost, volume-produced standard chips to replace internally-produced proprietary chips will enable vendors to lower the cost of the solution to operators. Low cost solutions can create a larger demand for wireless broadband applications. In July 2003, Intel Corporation announced its intention to develop IEEE 802.16d-compliant silicon chip. At the same time, we signed a strategic agreement with Intel to work together to incorporate Intel's IEEE 802.16 chips into our line of standard-based technology. The cost of our system is expected to decrease significantly as a result of our cooperation with Intel and the availability of standard chip sets, expected in mid 2005.

     CDMA 2000-1x technology enables last mile wireless telephony and always-on data access over wide coverage for residential users who are fixed or mobile. CDMA 2000's design minimizes the initial network cost for servicing the last mile. Using CDMA 2000 operators can profitably address the challenge of servicing the low ARPU (Average Revenue Per User) markets; leveraging the low price CDMA 2000-1x CPEs (Customer Premise Equipment) and economic benefits. CDMA 2000 is a Point-to-multipoint solution, which offers operators a cost efficient alternative to traditional wireless local loop technologies. Carriers will be able to provide voice and always-on data services for both fixed and limited mobility connections. CDMA 2000 1xRTT offers always-on 153 Kbps peak with and upgrade path to 1xEVDO which offers 2.4Mbps user peak rate. CDMA 2000 operates in the 450MHz, 850MHz, 1900MHz, and 2100 MHz frequencies.

     We are currently working on an IEEE 802.16e compliant solution which will provide WiMAX broadband mobility, and plan to introduce this to the market in 2006. IEEE 802.16e compliant technology enables mobile networks to be IP based, with a focus on open standards, end-users and consumer devices. The demand for this technology is a result of the convergence of fixed broadband networks and mobile voice networks towards mobile broadband communications.

Our Target Customers

     Our existing and target customers are principally comprised of network operators. Deregulation in the global telecommunications industry has increased the number of carriers providing data and voice access to the global telecommunications network. Following is a more detailed description of our target markets.

     Telecom Carriers

     Incumbent local exchange carriers (ILECs) and competitive local exchange carriers (CLECs) seek to compete effectively in various markets, resulting in wireless broadband emerging as an attractive last-mile alternative to wired access solutions. Telecom carriers are deploying our products to provide voice and broadband services in rural and suburban areas where wireline infrastructure does not exist or does not support the demand. Unlike the limited reach of landline infrastructure, wireless broadband systems offer carriers the ability to reach otherwise inaccessible customers, while providing increased bandwidth flexibility and service differentiation.

     Wireless broadband technology offers opportunity and growth potential to carriers targeting emerging market sectors, such as SOHO, SME, and many parts of the residential market because of its bandwidth, low capital and operating costs and the ability to use the technology to deliver sophisticated data and voice services. The modular architecture of our wireless broadband products enables carriers to deploy our products gradually as customer demand grows, limiting the initial capital expenditure in equipment and enabling rapid roll out. With high network capacity and coverage, classes of service options, carrier-class equipment and network management software, our wireless broadband products provide attractive solutions for carriers seeking to compete in a deregulated market environment.

     Cellular Operators

     Cellular operators are able to leverage their infrastructure, radio base-station sites and customer base, together with their marketing, billing systems and customer support investments, to offer competitive broadband Internet access services to their customer base or to attract new customers for broadband who can eventually become cellular customers.

     In the past, wireless networks have been deployed primarily in urban centers and other heavy usage areas. Increasing demand for improved service over wider geographic areas has prompted cellular service providers to accelerate the expansion of their networks. In addition, cellular service providers are deploying networks in locations where service has previously been inadequate or prohibitively expensive to provide. Alvarion's cellular solutions provide a very cost effective extension of coverage. Alvarion offers various remote-cell packages with local switching capabilities, which reduces both operating and capital expenditures. These packages can serve as an extension to a larger infrastructure deployed in an urban location so that operators maintain all network service and management transparency.

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

     The reduced installation costs, rapid roll-out potential and modular architecture of our wireless broadband solutions, coupled with their high network capacity and coverage and enhanced service options, present an attractive alternative to service providers and regional carriers seeking to supply their customers with reliable comprehensive data and voice solutions.

     Private Network Operators

     Private and government sectors that operate private, closed loop networks, are in constant need of deploying COTS (Commercial Off The Shelf) technologies to support their operational requirements. Examples of such requirements are enterprises that require leased line replacement for cost effective connectivity to provide VoIP and data services; metropolitan area networks for broadband connectivity; and cost-effective access within communities, municipalities and educational institutions.

     The low cost installation, low entry level (pay-as-you-grow) and rapid roll out of our wireless broadband solutions enables private network operators to take advantage of the improved economics with future ready capacity and features.

Geographic Markets

     Alvarion installations include two types of applications for different geographic markets:

Developed countries  -- In countries with high levels of economic development there are developing regions with low density population areas that have limited telecommunications infrastructures and do not yet have high penetration for access technologies for broadband services, such as cable and DSL, or complementary to cables and DSL where they do not have full coverage. In addition in developed countries we provide cellular applications for specialized networks.

Developing countries -- Countries lacking coverage of telecommunications infrastructures seeking mass deployment of technologies for voice and broadband services.

     Our strategy is to provide a generic, integrated system solution, enabling our products to be used by a diverse group of end users in a wide variety of applications in each of these geographic markets. Our products are used primarily by telecom carriers, by service providers, by regional carriers and by cellular operators. Telecom carriers and service providers using our products include, among others:

          o    Altitude;

          o    AMA Wireless;

          o    AT&T Wireless;

          o    Axtel;

          o    British Telecom;

          o    China Mobile;

          o    China Netcom;

          o    China Telecom;

          o    China Unicom;

          o    EDN Sovintel;

          o    Entel PCS Telecommunications SA;

          o    Equant Russia Limited; and

          o    Iberbanda SA;

          o    Irish Broadband;

          o    Megafon;

          o    Millicom Argentina

          o    Mobifon Titan Broadband;

          o    MultiTel S.A.;

          o    Neo Sky 2003 S.A;

          o    Onatel;

          o    Reliance

          o    Telecom Serbia

          o    Telkom South Africa;

          o    Telmex;

          o    TelstraClear

          o    TPSA;

          o    Verizon Avenue;

          o    Vivendi Telecom Hungary;

Our OEM partners are Alcatel, Lucent, Nera and Siemens.

Our Solutions

     Our product offerings include several different types of wireless applications: fixed access; compact cellular networks and network extensions; specialized networks; bridging and backhauling; and broadband mobility.

     Fixed Access

     We offer applications in which access to the end-user is provided by wireless broadband systems. These access applications can be utilized by telecom operators, service providers and regional carriers based on the needs of their regions of operation. The applications are either broadband data, voice, telecommunication multiservices, bridging or backhauling.

     Wireless broadband solutions are implemented in a modular infrastructure, enabling swift, cost-effective roll-out as needed. Sectorized base stations are deployed to provide radio coverage to the targeted area, and frequency channels are reused in non-adjacent base station sectors, making the most efficient use of the available spectrum. Base stations are connected to the operator's central office, or Point of Presence, using wired or wireless point-to-point solutions. End users are provided with customer premises equipment, or CPE, typically consisting of an outdoor unit with a radio and an antenna connected to an indoor unit or indoor self-installed unit, which present voice and data interfaces to the customer network. The entire wireless broadband network is connected to the carrier backbone.

     Our BreezeMAX, BreezeACCESS, BreezeNet, MGW/eMGW and WALKair wireless broadband products provide carriers with comprehensive wireless broadband solutions ranging from toll-quality telephony, to high-speed access to voice and data in the licensed and license-free bands. Our solutions provide these operators with services that are comparable to leased line and fiber connectivity, with heightened bandwidth flexibility and service differentiation. Our wireless broadband products offer carriers comprehensive, scalable and rapidly deployable solutions to their last mile connectivity needs independent of landline infrastructure, and enable cost effective IP-based bridging and backhauling.

     Compact Cellular Network Infrastructure

     We offer a complete line of compact cellular solutions. We have pioneered what we believe is the only commercially available system that provides all of the infrastructure equipment and software necessary to support an entire wireless network within a single, compact enclosure. Our networks may be deployed in communities with a few thousand subscribers and may be scaled to grow to over a hundred thousand subscribers.

     Our cellular solutions are targeted primarily for emerging markets in developing or under-developed countries, and our products provide wireless network operators a simple, easy to support and maintain network that is software configurable to various network architectures. We have designed our systems to serve the following applications:

          o Small to mid size stand-alone cellular networks: e.g., islands, remote communities

          o Rural extensions to already established cellular infrastructure: e.g., to add capacity and coverage in remote or rural areas and to provide telephone service in previously under-served communities

          o Specialty cellular configurations: e.g., disaster relief, emergency, military/tactical, containerized platforms, as well as applications on cruise ships, or network on wheels for rapid deployments

          o WLL (Wireless Local Loop) connecting subscribers to the PSTN switch using radio signals as a substitute for copper

Our solutions are targeted to telecom carriers, offering cellular services and wireless service providers looking to better serve their existing user base and to gain market share, with the objective of extending capacity, coverage, and providing better quality of service

Our Products

     We manufacture and sell the following products:

     Fixed Access Products

          o    BreezeMAX

          o    BreezeACCESS access products (BreezeACCESS II,, XL, VL, OFDM).

          o    WALKair (WALKair 1000 and 3000);

          o    BreezeNet (BreezeNET DS.11 and PRO.11)

          o    BreezeACCESS connectivity products (BreezeNET B)

          o    MGW and eMGW

          o    Breeze2000

     Compact Cellular Infrastructure Products

          o    WAVExpress

          o    WAVExchange (switch)

          o    UltraWAVE (BTS, BSC, MSC)

     These products are being offered as a result of our transaction with interWAVE.

     Network Management Products:

          o BreezeMANAGE, WALKnet, BreezeVIEW, IMS, AlvariSTAR and UltraVIEW network management products.

Fixed Access Products

     The BreezeMAX is our third generation OFDM platform based on the IEEE 802.16/ETSI HIPERMAN standards, following the WiMAX standard. The BreezeMAX is a carrier-class platform that addresses multiple applications from residential to business, MDU/MTU, hotspot backhauling and home networking, and is the first release of the extensive BreezeMAX product line.

     The system is designed specifically to solve the unique problem of the wireless metropolitan area network (MAN) environment and to deliver broadband access services to a wide range of customers, including residential,

SOHO, SME and multi-tenant customers. Its Media Access Control (MAC) protocol was designed for point-to-multipoint wireless broadband access applications, providing a very efficient use of the wireless spectrum and supporting difficult user environments. The access and bandwidth allocation mechanisms accommodate hundreds of subscriber units per channel, with subscriber units that may support different services to multiple end users.

     The system uses OFDM radio technology, which is robust in adverse channel conditions and enables NLOS operation that allows easy installation and improves coverage, while maintaining a high level of spectral efficiency. Modulation and coding can be adapted per burst, ever striving to achieve a balance between robustness and efficiency in accordance with prevailing link conditions.

     Our BreezeMAX 3500 product, our first product to be introduced under this platform, operates in the 3.5 GHz licensed frequency band. It is a modular, scalable system that offers macro and micro base stations, and various types of CPEs, for business and residential users, which combine to enable carriers to deploy the optimal cost/ performance for each of their operating environments. Enabling the offering of IP-based voice, data, and even triple play services in dense urban to rural areas, BreezeMAX is a wireless broadband solution for providers wanting to boost their revenue potential. We expect to submit this product for WiMAX certification in the second half of 2005.

     BreezeACCESS enables high-speed, data and voice, point-to-multipoint wireless broadband applications. BreezeACCESS access products operate in several frequency bands to meet the needs of service providers and telecom operators worldwide. The BreezeACCESS wireless DSL product family consists of base stations, including access units and controllers, and subscriber units, which operate optimally when connected to computers or computer networks utilizing the Internet Protocol. The subscriber units include subscriber units for data applications and subscriber units for data and telephony applications. BreezeACCESS is modular in design, allowing for a low initial investment, and is scalable for future growth.

     BreezeACCESS OFDM, or orthogonal frequency division multiplexing-based, products, support higher speed wireless broadband access products currently in the licensed 3.5 GHz band, and provide gross data rates of up to 12 Mbps.

     BreezeACCESS VL, OFDM-based products operate in the 4.9, 5.2, 5.3, 5.4, 5.7 bands, which are mostly unlicensed, and provide gross data rates of up to 54 Mbps.

     OFDM technology, on which BreezeMAX, BreezeACCESS OFDM and BreezeACCESS VL are based, enable higher data rates, up to 12 Mbps in the case of BreezeACCESS OFDM, up to 18 Mbps in the case of BreezeMAX, and up to 54 Mbps in the case of BreezeACCESS VL, by utilizing the available radio spectrum in an efficient manner. In addition, OFDM technology enables NLOS operation with robust resistance to interference. OFDM based products enable carriers to use the technology in applications where a high data rate is required, including serving medium to large enterprises and high-speed backbone applications. The BreezeACCESS VL OFDM-based system, which utilizes our proprietary air protocol and broad set of features along with a high power radio, uses our "open platform" architecture and may be used with other BreezeACCESS band versions (BreezeACCESS II, XL, V or OFDM), giving operators the flexibility to use one band for service provisioning to residential, SOHO and SME customers, while reserving high bandwidth for large enterprises and MTUs. It is intended to become our service provider solution in all the 5 GHz bands (5.15-5.35, 5.47-5.7, 5.7-5.8).

     BreezeACCESS wireless DSL products include BreezeACCESS II, BreezeACCESS XL, BreezeACCESS VL and BreezeACCESS OFDM.

     BreezeACCESS II products operate in the unlicensed, 2.4 GHz ISM band, and provide gross data rates of up to 3 Mbps.

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

     Our WALKair products consist of WALKair 1000 that operates in the 3.5, 10.5 and 26 GHz licensed bands, and WALKair 3000 that operates in the 26 and 28 GHz band.

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

     BreezeNET Products

     Our BreezeNET products are designed to provide high reliability building-to-building bridging solutions, to support mobile connectivity, and to provide individuals or small groups of users with wireless access to a LAN. BreezeNET products consist of three product families: BreezeNET DS.11 and BreezeNET PRO.11.

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

     MGW and eMGW Products

     The MultiGain Wireless, MGW, and enhanced MultiGain, eMGW, solutions are cost effective, rapidly deployable, point-to-multipoint fixed wireless access systems that provide data and voice services for both residential and small business users, mainly in suburban and rural environments. Utilizing radio links instead of copper lines to bridge the last mile, the MGW and eMGW products enable rapid deployment of quality services to residential or SOHO customers. The products ensure the optimal utilization of the available spectrum and minimum interference, regardless of topography.

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

     Breeze2000

     Breeze2000 is being designed to provide last mile wireless telephony and always-on data access over wide coverage for residential users with fixed or limited mobility. Breeze2000 is designed to be a point to multipoint, NGN solution, IP based CDMA 2000. The IP based architecture combined with distributed structural design minimizes the initial network cost for servicing the last mile. For use in small to medium scale networks in urban to rural, the distributed IP architecture minimizes operator's initial investment and expedites its time to market. We believe operators will be able to profitably address the challenge of servicing the low ARPU markets.

Moving to an IP-based CDMA network will result in a number of key advantages for service providers, particularly in terms of savings on both infrastructure and backhaul. Carriers enjoy a low initial investment in large deployments and an ongoing cost-efficiency in small and medium networks enabled by the distributed IP architecture. Breeze2000 will provide transparent telephony services over V5.2 interface including supplementary services, fax G3, payphone and data services of circuit switched and always-on 153 Kbps peak. In addition, it will offer a self-contained network connected to PSTN over SS7, thereby reducing the costs of satellite backhaul in rural networks. The system is to operate in the 450MHz, 850MHz, 1900MHz, and 2100MHz frequencies.

Compact Cellular Infrastructure Products

     GSM solutions

     The WAVEXpress and ultraWAVE product families provide a comprehensive set of GSM network capabilities that supports an entire GSM network within a single enclosure. WAVEXpress and ultraWAVE systems can serve as a base station, base station controller, switch or any combination of these functions depending on the system's hardware and software configuration. The WAVEXpress and ultraWAVE products are modular, which enable the system to be updated and enhanced by exchanging specific hardware modules and upgrading software. The compact and modular system enables wireless service providers to fill in coverage blind spots, to increase capacity in heavy usage areas and to provide service to previously unserved areas.

     WAVExchange switching family is a cost effective Mobile Switching System scalable from 100 to 200,000 subscribers. WAVExchange offers full mobility functions and allows operators to expand their switching capacity and service offerings to remote or isolated areas. WAVExchange also provides international roaming for visiting subscribers. WAVExchange can be deployed as a stand-alone solution or integrated with WAVEXpress and ultraWAVE as part of an end-to-end cellular deployment.

Network Management Products

     We provide advanced management applications for our wireless broadband solutions. Our network management applications are equipped with graphics-based user interfaces and provide a set of tools for configuring, monitoring and effectively managing our wireless broadband networks. Our network management products are:

          o AlvariSTAR, which configures, monitors and manages our BreezeMAX, BreezeACCESS and WALKair products.

          o BreezeMANAGE, which configures, monitors and manages our BreezeACCESS products;

          o WALKnet, which configures, monitors and manages our WALKair products;

          o BreezeVIEW, which configures, monitors and manages our BreezeNET products;

          o UltraWAVE OMC which configures, monitors and manages our mobile products (UltraWave and Breeze2000)

          o    IMS, which configures, monitors and manages our eMGW product

     BreezeMANAGE, WALKnet, BreezeVIEW, AlvariSTAR, UltraVIEW and IMS are multi-platform simple network management protocol, or SNMP, applications. Using standard and private SNMP agents incorporated in the products, these applications, operating under the HP Open View network management platform, enable configuring, managing faults and monitoring performance of all system components from a central management station.

Accessories Offered by Us

     In order to support our products and provide comprehensive solutions to our customers, we provide a family of accessories designed to extend the range of our BreezeMAX, BreezeACCESS, WALKair and BreezeNET solutions. These accessories include antennas, cables, surge arrestors, amplifiers and other components. We also offer various configuration and monitoring tools in addition to the BreezeMANAGE, WALKnet and BreezeVIEW network management applications for our BreezeACCESS, WALKair and BreezeACCESS products.

Technologies Underlying Our Products

     We use internally developed core technologies and continue to invest heavily in augmenting our expertise in networking, radio and digital signal processing, or DSP, modem technologies. We also participate as active members in international standards committees.

     Networking Technology

     To support the BreezeMAX products, we have developed or otherwise acquired, and continue to invest in, networking expertise in the areas of IP Access, PPPoE (Point-to-Point Protocol Over Ethernet) tunneling, Virtual Private Networks
(VPN) and Voice over IP (VoIP), based on industry standards such as H.323, SIP and MGCP, and other Internet standards and protocols. We have also developed, and are continuing to develop, know-how to satisfy market requirements with respect to quality of service, classes of services, committed information rate, maximum information rate, virtual LAN management and prioritization. We are developing access technology based on the IEEE 802.16-2004 standard for further improved support of these needs. We have also developed a network management system that provides network surveillance, monitoring and configuration capabilities for all the family products.

     To support our BreezeACCESS products, we have developed or otherwise acquired, and continue to invest in, networking expertise in the areas of VoIP, based on industry standards such as H.323 and media gateway control protocol, or MGCP, and other Internet standards and protocols. We have also developed, and are continuing to develop, know-how to satisfy market requirements with respect to quality of service, classes of services, committed information rate, maximum information rate, virtual LAN management and interfacing with billing systems for data and voice. We are developing medium access technology based on the IEEE 802.16a standard for further improved support of these needs.

     To support our WALKair products, we have developed time division multiple access, or TDMA, based air protocol whereby all terminal stations are synchronized with the base station. Each terminal station transmits a burst according to the base station upon demand.

     Radio Technology

     We have in-house radio development capabilities to address the diversified frequency bands and modulation methods of our products. The frequency bands include, among others, 900 MHz, 2.4 GHz, 2.3, 2.5-2.7 GHz, or MMDS, 3.4-3.6 GHz,
5.7 GHz, 10.5 GHz and 26 and 28 GHz. The modulation methods include Frequency Hopping Spread Spectrum, or FHSS, Gaussian Frequency Shift Keying, or GFSK, Direct Sequence Spread Spectrum, or DSSS, Single Carrier QAM and OFDM, OFDMA, GSM and CDMA. Our products include both Time Division Duplex, or TDD, radios and Frequency Division Duplex, or FDD, radios.

     Our radio teams specialize in low cost, mass-production oriented radio design. The system level capability is software assisted radio auto-calibration, which allows for reduced manufacturing costs and compensates for instability, temperature changes and aging of components.

     Our internal radio expertise enables us to attract customers by addressing promptly new needs such as new frequency bands.

     Digital Signal Processing (DSP) Modem Technology

     We maintain strong expertise in DSP and in modem design. Our capabilities include hardware oriented design, as well as programmable DSP oriented design. The extensive configurability of our modems, through FPGA (Field Programmable Gate-Array) and DSP reprogramming, allow us to introduce advanced features to our products and to follow amendments to emerging standards.

     We have developed the BreezeMAX base station platform, which is designed to support the WiMAX (IEEE 802.16d and HIPERMAN) air interface specification. The platform supports the multiple antenna elements per sector in order to exploit the smart-antenna signal processing techniques for improved coverage and network capacity. The programmable DSP-based architecture of the BreezeMAX platform will enable us to support the emerging IEEE 802.16 2004 standard, which will also be used as the foundation for our broadband mobile IEEE 802.16e solution, while enjoying the benefits of OFDMA and smart-antenna processing. The base station architecture and capabilities is closely aligned and synchronized with the CPE ASICs and reference design developed by Intel resulting from our collaboration, which began in 2003, in order to assure optimum performance in future WiMAX deployments.

     We have developed mixed signal ASICs containing DSP cores. Inclusion on-chip of analog-digital converters is instrumental to both cost reduction and power consumption reduction. First generation ASIC supports our IEEE

802.11-based FH-GFSK products, with the above-standard capability of delivering 3 Mbps, with automatic fall back to 2 Mbps and 1 Mbps as necessary. Our second generation ASIC is optimized for OFDM modulation, as used by the IEEE 802.11a/g standards and the recently approved IEEE 802.16a standard. This ASIC is based on a proprietary programmable "very long instruction word" DSP architecture. The programmable architecture allows us to implement numerous beyond-standard capabilities, such as OFDMA extensions to the baseline OFDM mode. This system-on-a-chip ASIC will serve as a key component of our BreezeACCESS-OFDM products. Additional ASIC developed in-house supports our WALKair products, with a full duplex point-to-multipoint single carrier trellis-coded 64QAM modem. The PSTN FWA MGW system was extended to provide additional data services to wireless subscribers. The eMGW system was especially designed to support the modern wholesale network model for carriers. PPPoE, remote and local DHCP network tools give to the network access provider ability for fast and inexpensive IP network configuration and interfacing to the billing systems.

     The FWA eMGW system was designed to provide data services to wireless subscribers on top of voice services. The subscriber unit is based on our ASIC implementing functions of the PHY and MAC layers of the air interface. The eMGW base station design includes Voice echo canceling and Fax/modem detection algorithm to support high spectrum efficiency while ensuring toll quality voice.

     We have expertise in radio modem design for GSM and TDMA, including design of DSP, equalizer, AGC, and power control for CDMA products. Currently the IWF (Inter Working Function) is designed for fax and data services.

     GSM switching and IP-based mobile switch

     Our cellular products include two distinctive switching technologies for GSM and CDMA networks. WAVExchange is a family of low and high capacity MSC platforms for GSM and is capable of supporting from 100 up to 100,000 subscribers on a single platform. WAVExchange enables operators to cost effectively render service in areas with no switching capabilities or with poor transmission to central switching locations.

     Our recently developed CDMA switch (MSC) is based on a VoIP paradigm where all calls are trunked over an IP based network infrastructure. This architectural concept is often referred to as NGN (Next Generation Network) and enables virtual positioning of the IP-based MSC anywhere on the public or private IP network. Using off-the-shelf IP gear enables a very cost effective and easy to maintain backbone network.

Participation in International Standards Committees

     As part of our strategy to become a technological leader and influence the industry in specific areas, we have, since our inception, been an active member in standardization committees.

     We are a principal founder of the WiMAX Forum, a non-profit organization whose members work to promote adoption of the IEEE 802.16 OFDM/OFDMA standard, and to certify interoperability of compliant equipment. Alvarion is represented on the board of directors the WiMAX Forum, by Mohammad Shakouri, Vice President of Business Development at Alvarion, who holds the position of Vice Chair of the WiMAX Forum, and chairs the Marketing Working Group.

     The scope of the IEEE 802.16-based standard is the Wireless MAN (Metropolitan Area Network), supporting larger range fixed/nomadic/mobile broadband access networks with more performance and dedicated high-end services. Alvarion's engineers actively participate in the technical group for defining inter-operability profiles and tests. We actively participate in IEEE 802.16, Broadband Wireless Access work group, to define and improve the OFDM/OFDMA mode, selected by WiMAX, for both fixed and mobile broadband applications and to improve the IEEE 802.16 standard ability to increase its market print in Licence-Exempt applications.

     Mariana Goldhammer, Director for Strategic Technologies at Alvarion, is Chair of IEEE 802.16h, targeting Improved Coexistence in License-Exempt deployment. She is also ETSI BRAN (Broadband Radio Access Networks) Vice-Chair and HiperMAN Chair. ETSI HiperMAN has adopted the IEEE 802.16 OFDM mode and is currently considering the OFDMA mode. Ms. Goldhammer is acting to align the IEEE and ETSI standards in order to create a worldwide broadband standard for converged Fixed-Mobile applications.

     We have participated in the IEEE 802.11 wireless LAN work group, being the driving force behind increasing the data rate of the frequency hopping modem. Naftali Chayat, our Chief Scientist, chaired a task group of the IEEE 802.11a, a wireless LAN work group involved with high-data rate standardization.

     We are very active in the international arena, including ITU-R, to promote the WiMAX policy in the Regulatory domain and secure the spectrum for broadband fixed/mobile deployment.

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

     We currently sell and distribute our products in more than 150 countries worldwide. The use of different types of marketing channels through our partnership network enables us to market our products to many different markets and to meet the differing needs of our customers.

     Our products are aimed at the wireless broadband, wireless voice, wideband and cellular markets. We sell in these markets through OEM agreements or other strategic arrangements with leading telecommunications suppliers, direct sales to large customers, such as public access providers (e.g. municipalities), as well as indirectly through our distribution channels, which market primarily to smaller Internet service providers and operators. Additionally, in order to achieve broad and rapid market penetration, we maintain direct relationships with carriers. By doing so, we believe that we are better able to understand the needs of carriers, Tier 1 and global operators, and are better able to identify and anticipate trends in the wireless broadband market.

     We have strategic relationships with major telecommunications equipment manufacturers, such as Siemens, Alcatel, Nera and Lucent. Pursuant to arrangements entered into with these partners, they are permitted to distribute our products on either a regional or worldwide basis under private labels. We are seeking additional strategic relationships with international partners and other key companies to increase our exposure and establish ourselves as a supplier to markets and end-user segments that are not reached by our present distribution channels.

     We have strong relationships with leading incumbents to whom we sell our solutions directly.

     A distributor of our products is typically a data communications or a telecommunications marketing organization, or both, with the capability to add value with training and first-tier support to resellers and systems integrators.

     One of our customers, a Latin American operator, accounted for about 14% and 30% of our sales in 2003 and 2004, respectively.

     We operate in various regions. Our subsidiaries and representative offices, located throughout North America, South America, Europe and Asia, support our international marketing network.

     We derive our revenues from different geographical regions. For a more detailed discussion regarding the allocation of our revenues by geographical regions based on the location of our customers, see "Item 5A -- Operating and Financial Review and Prospects -- Operating Results."

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

     We maintain a highly trained global technical support team that participates in providing customer support to customers who have purchased our products. This includes local support by distributors' and systems integrators' personnel trained by our support team, support through help desks and the provision of detailed technical information on our website, expert technical support for resolution of more difficult problems, as well as participation in pre- and post-sales activities conducted by our distribution channels with large accounts and key end-users.

     We organize technical seminars covering general technologies, as well as specific products and applications. We also have qualification programs to advance the technical knowledge of our distributors and their ability to sell and support our products. The seminars are held in various countries and in different languages according to need.

Manufacturing Operations and Suppliers

     We currently subcontract most of the manufacturing of our products. We have a pre-qualification process for our contract manufacturers, which includes the examination of the technological skills, production capacity and quality assurance ability of each contract manufacturer. Our manufacturing capacity planning is based on rolling marketing forecasts done on a monthly basis. The forecasts provided to the sub-contractors are based on internal company forecasts, and are up to six months.

     Our products are currently manufactured primarily by several contract manufacturers located in Israel, the Philippines, Japan and the United States. These contract manufacturers purchase, on our behalf, many of the components for our products.

     Part of our production is conducted in our facility in Tel Aviv. For other parts of this production, we have arrangements with several subcontractors, who manufacture components for our products, or conduct either electronic assembly or mechanical assembly.

     The quality assurance, final assembly and testing operations of our products are performed by us at our facilities in Tel Aviv, Omer, Mountain View, Schenzen and in our leased premises at some of our subcontractors' facilities in Israel. We have processes on place for the ongoing performance of quality assurance at our own facilities and at our subcontractors' facilities. Equipment owned by us and used for final assembly and testing is located at our facilities in Omer and in our leased premises at the facilities of some of our subcontractors in Israel as part of our Approved Enterprise programs.

     We monitor quality with respect to each stage of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing and packaging and shipping. Our packaging and shipping activities are conducted primarily at our Tel Aviv, Omer and Mountain View facilities.

     All our manufacturing locations in Israel are ISO 9001 certified, which verifies that our manufacturing processes adhere to established standards. We require that our Israel based contract manufacturers be ISO 9002 certified. Our US manufacturing location and contract manufacturers are undergoing ISO 9002 certification, and we expect this during the course of 2005. Our Tel Aviv and Omer locations are ISO 14000 certified.

Proprietary Rights

     In order to protect our proprietary rights in our products and technologies, we rely primarily upon a combination of patents trademark, trade secret, and copyright law as well as confidentiality, non-disclosure and assignment of inventions agreements. We have over 82 patents issued by patent offices in several countries, with additional 59 patents pending. We have trademark registrations in Israel, United States, the European Union and many other countries. In addition, we have typically entered into nondisclosure, confidentiality and assignment of inventions agreements with our employees, consultants and with some of our suppliers and customers who have access to sensitive information. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and/or the sale by others of products with features based upon, or otherwise similar to, those of our products.

     Given the rapid pace of technological development in the communications industry, we also cannot assure you that our products do not or will not infringe on existing or future proprietary rights of others. Although we believe that our technology has been independently developed and that none of our intellectual property infringes on the rights of others, we cannot assure you that third parties will not assert infringement claims against us or seek an injunction on the sale of any of our products in the future. If an infringement were found to exist, we may attempt to acquire the requisite licenses or rights to use such technology or intellectual property. However, we cannot assure you that such licenses or rights could be obtained on terms that would not have a material adverse effect on us, if at all.

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

The Competitive Environment in which We Operate

     The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering, and with respect to products that we are developing. The principal competitive factors in these markets include:

          o    price and price/performance ratio;

          o    technology;

          o    regulation and product certifications;

          o    ability to support new industry standards;

          o    product time to market, and

          o    brand strength and sales channels.

     Companies that are engaged in the manufacture and sale, or the development, of products that compete with our wireless broadband products include Marconi plc, SR Telecom, Wi-Lan Inc., Airspan Inc., Proxim, Inc., Motorola, Aperto Networks, Navini, IP Wireless, Vyyo, Harris, ZTE, Nexnet, Wave rider, Axxcelera, Cambridge, Redline, Trango, Arraycom and Flarion. Other vendor members of the WiMAX Forum may become our competitors. Our products also compete with alternative telecommunications transmission media, including leased lines, copper wire, fiber-optic cable, cable modems, television modems and satellite. Companies that are engaged in the manufacture and sale, or the development, of products that can compete with our compact cellular network products are GSM communications equipment providers such as Ericson, Lucent, Motorola, Nokia, Siemens, ZTE and Huawei. We also compete with the TDMA and CDMA product offerings from the same communications equipment providers and expect that a number of them will develop competing data communications products and technologies in the near future. We also compete with CDMA product offerings of Ericsson, Motorola, ZTE, Huawei, UT-Starcom, Samsung and LG Electronics. In the past, the products of the leading GSM equipment communications providers were capable of handling large subscriber bases. Equipment providers are beginning however to focus on equipment similar to our products that address smaller subscriber bases and distributed architecture based on IP Base Stations (GSM or CDMA). Each of the major GSM communications equipment providers has at least a partial GSM solution that addresses this target market.

     Increased competition in our market is likely to result in price reductions, shorter product life cycles, reduced gross margins, longer sales cycles and loss of market shares, of which could harm the results of our operations. We have designed and engineered our products to minimize costs, maximize margins and improve competitiveness. However we cannot assure you that we will be able to compete successfully against current or future competitors.

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

     There is a trend to release more license-exempt bands. For example, in the United States, FCC rules were modified to include an additional 255MHz of spectrum, though actual use of this allocation is not permitted until a technical issue is resolved between the NTIA (which manages government-used spectrum) and the FCC (which manages commercial and public spectrum). Also, in the U.S. a Report and Order by the FCC was released in March to allow unlicensed devices, on a registration basis and with some limitations, to operate in 50MHz from 3650MHz-3700MHz. Alvarion is currently studying the rules and examining the market opportunity that may exist with the new allocation. Also, the FCC evaluating possible unlicensed allocations in the sub-1GHz "TV bands," which are being vacated as broadcasters transition from analogue to digital.

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

          o Alvarion Mobile, Inc., incorporated under the laws of Delaware, United States, is a wholly owned subsidiary of Alvarion Inc.;

          o interWAVE Communications Inc., incorporated under the laws of Delaware, United States, is a wholly owned subsidiary of Alvarion Mobile, Inc.;

          o    Alvarion UK LTD., incorporated under the laws of England;

          o    Alvarion SARL*, incorporated under the laws of France;

          o    Alvarion SRL, incorporated under the laws of Romania;

          o    Alvarion Asia Pacific Ltd., incorporated under the laws of Hong
               Kong;

          o    Alvarion do Brasil LTDA, incorporated under the laws of Brazil;

          o    Alvarion Uruguay SA, incorporated under the laws of Uruguay;

          o    Alvarion Japan KK, incorporated under the laws of Japan;

          o Alvarion Israel (2003) Ltd., incorporated under the laws the State of Israel;

          o    Tadipol-ECI Sp.z o.o.,** incorporated under the laws of Poland;

          o Alvarion Telsiz Sistemleri Ticaret A.S.**, incorporated under the laws of Turkey;

          o Alvarion de Mexico S.A de C.V, incorporated under the laws of Mexico;

          o interWAVE Communications Ireland Limited, incorporated under the laws of Ireland;

          o interWAVE Communications UK Ltd., incorporated under the laws of England;

          o interWAVE Communications International SA, incorporated under the laws of France;

          o interWAVE Communications (Shenzen) Co., Ltd., incorporated under the laws of China;

          o interWAVE Communication International Ltd., incorporated under the laws of Hong Kong; and

          o International Wave Communications Networks, Inc., incorporated under the laws of the Philippines.

-----------------
 * Alvarion SARL is a wholly-owned subsidiary of Alvarion UK LTD. In addition, we have representative offices in China, Italy, Russia, the Philippines, Japan, South Africa, Spain, Czech Republic and Singapore.
** Alvarion Telsiz Sistemleri Ticaret A. S. and Alvarion -- Tadipol -- ECI Sp.zoo are wholly owned subsidiaries of Kermadec Telecom B.V.

     D.   PROPERTY, PLANTS AND EQUIPMENT

     We do not own any real estate property. On December 31, 2004, we leased an aggregate of approximately 244,000 square feet in Israel for annual lease payments (including management fees) of approximately $3.5 million and incur annual parking expenses in connection with this lease of approximately $0.6 million. These premises consist mainly of our corporate headquarters and two separate warehouses located in Israel. We have been occupying our main premises since April 2001, which serves as our corporate headquarters, as well as the site at which we conduct our main research and development activities and some quality assurance, final assembly and testing operations. Our main lease expires in April through May 2006, we intend to extend it for an additional period. We also lease approximately 34,500 square feet of office facilities in Mountain View California, at an annual rent of approximately $0.4 million. These premises serve as the corporate headquarters of our U.S. subsidiary, Alvarion Inc, and as our principal sales and marketing office in North America. In addition, we lease office space for the operation of our facilities in Miami, Florida, San Diego, California, U.K., France, Germany, Romania, China, Hong Kong, Uruguay, Japan, Brazil, Mexico, Philippines, Ireland and Poland.

     We believe that the facilities we currently lease are adequate for our current requirements

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in "Item 3 -- Key Information -- Risk Factors."

     A.   OPERATING RESULTS

Overview

     We are a leading provider of wireless broadband connectivity solutions and specialized cellular networks. Our solutions are used by telecom carriers and service providers worldwide and for private networks. Our products are used to provide broadband data and voice services, for subscribers in the "last mile" of connectivity, for feeding cellular networks, cellular network extensions and compact specialty networks. With our comprehensive product offerings, we provide a broad range of integrated wireless broadband solutions, addressing different markets and frequency bands, designed to address the various business models of carriers, service providers and private network operators.

     We have played a prominent role in creating and promoting industry standards, including our leading role in the WiMAX Forum(TM), an organization focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the industry to mobile WiMAX solutions. The WiMAX Forum works to promote the interoperability of multiple vendors' products in the wireless broadband market. Since its establishment, the WiMAX Forum members, working together with the IEEE, have established the first of the standards on which fixed wireless broadband systems will operate (the IEEE 802.16-2004 standard). This standard fully supports all fixed and nomadic broadband wireless applications.

     Our products are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, from the residential and small office, home office, or SOHO, markets, through small and medium enterprises, or SMEs, and multi-tenant units/multi-dwelling units. Our compact specialty cellular networks serve a variety of end-users and applications including residential cellular users, governmental, homeland security, disaster relief agencies, as well as travel/leisure companies.

     Our products operate in licensed and license-free bands, ranging from 450 MHz to 28 GHz and comply with various industry standards. Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, MAC, IP-based mobile switches, compact mobile networks, networking protocols and very large systems integration, or VLSI. We have intellectual property in these technologies.

     On December 9, 2004, we acquired through merger interWAVE, a provider of compact mobile network equipment and services, which complements our existing product set and expands our served market to include a rapidly growing segment of the mobile equipment market. interWAVE's technical expertise in cellular systems design and experience in providing complete mobile networks will accelerate the development of our next generation offering.

     On August 1, 2001 we acquired Floware Wireless Communication Ltd. Upon the closing of the acquisition, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. We have consolidated the results of Floware's business in our financial statements from August 1, 2001. On April 1, 2003 we acquired certain assets and assumed liabilities of InnoWave Ltd. We have consolidated the results of InnoWave's business in our financial statements from April 1, 2003. On December 9, 2004 we acquired interWAVE Communications Ltd. We have consolidated the results of operations of interWAVE's business in our financial statements from December 9, 2004.

     Our results for 2004 reflect the increased demand for broadband access around the world, resulting in growth in our sales and net profit.

2004 Highlights

     The following describes major developments to our business in 2004:

          o interWAVE Acquisition -- On December 9, 2004 we acquired interWAVE for a purchase price of approximately $47.7 million, as well as fair value of approximately $1.7 million related to 320,826 options granted to interWAVE's employees in exchange for their previously held vested options, and $1.4 million acquisition related costs. The acquisition of interWAVE provides a complementary voice and data solution for both fixed and mobile operators in developing regions of the world, enlarges and strengthens our diversified customer base and sales channels, and increases our technical expertise in design and deployment of mobile systems.

          o Expanded our relationships with OEM partners -- We announced two OEM agreements, one with Lucent and one with Alcatel. The OEM agreement with Lucent covers our WiMAX-ready IEEE 802.16 fixed solution and may be extended to include future IEEE 802.16e mobile WiMAX products. Our OEM agreement with Alcatel is an extension of an existing OEM relationship with them and helps us to address DSL extension opportunities with their extensive customer base. We also expanded our existing OEM relationships with Siemens to include our BreezeMAX product.

          o WiMAX -- During 2004, we deployed the first WiMAX-ready networks in Latin America, Eastern and Western Europe. We experienced interest from incumbent and alternative carriers, both fixed and mobile operators. At the end of 2004, we had several deployments and different opportunities in various stages of trial activity all over the world. By the end of 2004, the WiMAX Forum, announced that the certification lab has been chosen and that the certification program is expected to be launched in July 2005.

          o Agreement with Intel -- In 2003, we signed a strategic agreement with Intel Corporation to work together to incorporate Intel's IEEE 802.16a chips into our line of WiMAX standard-based technology. During

               2004, we received sample chips from Intel and are on track for delivery of Intel-based CPEs by mid-2005, which will enable us to pursue WiMAX conformance and interoperability certification.

          o Large customer -- During 2004, one of our customers, a large operator in Latin America, accounted for about 30% of our annual revenues. This customer accounted for about 14% of our annual revenues in 2003. The Latin American operator has made the eMGW product a basis for its 3.5 GHz wireless access network, to provide high-speed Internet, and voice services to its rural and suburban regions. If revenues from this customer decline, or we lose this customer, we may not be successful in replacing it on a timely basis, or at all, and our revenues would be adversely affected.

Critical Accounting Principles

     Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, and audited in accordance with standards of the Public Company Accounting Oversight Board (United States). A discussion of the significant accounting policies which we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included in Part III of this annual report. In preparing our financial statements, we must make estimates and assumptions as to certain matters, including, for example, the amount of new materials and components that we will require to satisfy the demand for our products based on our sales estimates and the period of time that will elapse before our products become obsolete. While we endeavor diligently to assure that our estimates and assumptions have a reasonable basis and reflect our best assessment as to the future circumstances which they anticipate, actual results may differ from the results estimated or assumed and the differences may be substantial as to require subsequent write-offs, write-downs or other adjustments to past results or current valuations.

     The following is a summary of certain critical principles, which have a substantial impact upon our financial statements and which we believe are most important to keep in mind in assessing our financial condition and operating results:

     Revenue Recognition. We generate revenues from selling our products indirectly through distributors and OEMs as well as directly to end-users.

     Revenues are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" and Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables", when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collection is reasonably assured.

     We generally do not grant a right of return. However, we have granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are deferred until the distributors resell our products to their customers, provided that all other revenue recognition criteria are met.

     In cases in which we are obligated to perform post delivery installation services, revenues are recognized upon completion of the installation.

     In transactions, where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

     Accounts Receivable. We are required to assess the collectability of our accounts receivable balances. Generally we do not require collaterals, however under certain circumstances we require letters of credit, other collateral, additional guarantees or advance payments. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including, but not limited to, the current credit-worthiness of each customer. For certain accounts receivable balances, we are also covered by foreign trade risk insurance. To date, we have not experienced material losses on the ongoing credit evaluations of our customers. Should we consider it necessary to increase the level of provision for doubtful accounts, required for a particular customer, then additional charges will be recorded in the future.

     Inventory Valuation. Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which we operate, the wide range of products that we offer and the relatively short sales-cycles we experience all contribute to the exercise of judgment relating to maintaining and writing-off of inventory levels. The estimates of future demand that we use in the valuation of inventory are the basis for our revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. We may be required to record additional inventory write-down if actual market conditions are less favorable than those projected by our management. Similarly, Note 2g to our financial statements describes the write-offs and provisions which we made and recorded in 2004, 2003 and 2002 to reflect the decline from our expectations in the value of inventory which had become excessive, unmarketable or otherwise obsolete or the inventory of new materials and components which we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory allowances and our gross margin could be adversely affected. Inventory management remains an area of management focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

     Intangible assets. As a result of the acquisition of interWAVE in 2004 and the acquisition of InnoWave in 2003, our balance sheet as of December 31, 2004 and 2003 includes acquired intangible assets, such as goodwill, current technology, customer relations and tradenames, which totaled approximately $100.5 million and $50.4 million, as of these dates respectively. In the course of the analysis and valuation of intangible assets, we use financial and other information, including financial projections and valuations provided by third parties. Although we evaluate our intangible assets annually or when there is an indication of an impairment, our projections following an acquisition are based on the information available at the respective acquisition dates, and may differ from actual results.

     Goodwill. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible assets", ("SFAS No.142"), goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. As of December 31, 2004 we had total goodwill of $85.3 million on our balance sheet. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. In accordance with the guidelines of FAS141, during 2004, we carried forward the determination of fair value of 2003. The fair value was determined based on our management's future operations projections, using discounted cash flows and market approach and market multiples valuation methods. No indication of impairment was identified. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

     In-process research and development write-off. At the time of our acquisition of interWAVE, interWAVE was in the process of developing new technologies that we valued at $11.0 million. The technologies under development were CDMA and a part of the GSM technology. As of the date of the acquisition, none of these technologies had demonstrated their technological or commercial feasibility. Significant risk existed because we were unsure of the obstacles we would encounter in the form of time and cost necessary to produce technologically feasible products. Were these proposed products to fail to become viable, it was unlikely that we would be able to realize any value from the sale of the technology to another party.

     As the in-process technologies had no alternative since the proposed products did not prove to be feasible, these development efforts are within the definition of In-Process Research and Development (IPR&D) contained in Statement of Financial Accounting Standards (SFAS) No. 2. Accordingly, this amount was expensed in the consolidated statement of operations, upon consummation of the acquisition.

     We used an income approach in valuing the acquired IPR&D. Under this approach, the fair value reflects the present value of the projected free cash flows that will be generated by the IPR&D projects and that is attributable to the acquired technology, if successfully completed. The projected revenues used in the income approach were based upon our estimate of the revenues to be generated upon completion of the projects and the beginning of commercial sales. The projections assumed that the products would be successful and that the product's development and commercialization would meet our management's current time schedule.

     Current Technology. Current technology represents proprietary "know how", patents, or any other relevant intellectual property that is technologically feasible as of the valuation date. Usually, current technology can be easily identified as existing products generating revenues on a current basis. As of December 31, 2004, the amounts allocated to current technology from the interWAVE acquisition, the InnoWave acquisition and the Floware merger totaled $3.5 million, $0.8 million and $8.4 million, respectively. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets", ("SFAS No. 144"), the value of the current technology as of December 31, 2004 and 2003, has also been reviewed and it was determined that no indicators for impairment existed. The acquired current technology is amortized using the straight line method, over 7 years, 4.75 years and 7.75 depending on the respective product's amortization schedules.

     Customer relations. When an operating entity is acquired, the target company is often a party to ongoing relationships with its customers that are of material value to the acquirer. To the extent that future cash flow of a business would be negatively affected in the absence of these relationships, they are deemed to have economic value. The amount allocated to customer relations acquired from the interWAVE and Innowave acquisitions totaled approximately $1.2 million and $0.5 million, respectively. These values are estimated by performing discounted cash flows analysis which is based upon customer backlog at the date of acquisition and historical recurring revenues by customer, reflecting customer renewal rates, and entails forecasting cash flows to be generated by customer relations. In accordance with SFAS No. 144 we reviewed the value of our customer relations as of December 31, 2004 and 2003 and determined that there was no indicators for impairment existed. The amount of intangible assets represented by customer relations related to the interWAVE and Innowave acquisitions is amortized using the straight line method over a period of two years and 3.75 years, respectively reflecting the expected attrition of the respective customer relationships.

     Tradename -- The amount allocated to the acquired tradename related to the interWAVE acquisition of $1.1 million was based upon the estimated cost to recreate tradenames. This estimated cost was based upon the historical advertising and promotion spending over the last two years for our GSM products. The amount allocated to tradename is being amortized on a straight-line basis over two years based upon the expected transition time from the legacy hardware to the next generation hardware.

     Should any of these intangibles have been impaired and therefore written-down or written-off, the charge would result in a corresponding reduction in our shareholders' equity and a corresponding charge to our statement of operations. Should the estimates and tests that we conducted in making these assessments be incorrect, we will have to record impairment on these intangibles.

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

Results of Operations

     The following table presents our total revenues attributed to the geographical regions based on the location of our customers for the years ended December 31, 2002, 2003 and 2004.

                                               2002                         2003                        2004
                                     ------------------------     ------------------------     ------------------------
                                       Total                        Total                        Total
                                      revenues                     revenues                     revenues
                                     ---------                    ---------                    ---------
                                         In        Percentage        In         Percentage        In         Percentage
                                     thousands      Of sales      thousands      Of sales      thousands      Of sales
                                     ---------     ----------      ---------    ----------      ---------    ----------
Israel ..........................     $   655           0.7%      $  1,294           1.0%      $  2,268          1.1%
United States
 (including Canada) .............      28,434          32.0%        31,710          24.9%        34,772         17.3%
Europe (without Russia) .........      23,907          26.9%        26,836          21.1%        45,491         22.6%
Russia ..........................       4,087           4.6%         9,802           7.7%        13,794          6.8%
Chile ...........................       8,440           9.5%         4,180           3.3%           203          0.1%
Mexico ..........................         873           1.0%        18,655          14.7%        64,005         31.8%
Japan ...........................       6,754           7.6%           217           0.2%            48          0.0%
Africa (without Angola) .........       4,036           4.5%         6,704           5.3%        17,911          8.9%
Angola ..........................         401           0.5%         6,519           5.1%           374          0.2%
Asia (without Japan) ............       7,628           8.6%        13,198          10.4%         9,102          4.5%
Latin America (without
 Mexico & Chile) ................       3,634           4.1%         8,093           6.3%        13,539          6.7%
                                      -------         -----       --------         -----       --------        -----
                                      $88,849         100.0%      $127,208         100.0%      $201,507        100.0%
                                      =======         =====       ========         =====       ========        =====

     The following table sets forth, for the periods indicated, selected items from our consolidated statement of operations in U.S. dollars in thousands and as a percentage of total sales:

                                                                  Year ended December 31,
                                                             ---------------------------------
                                                               2002         2003        2004
                                                             --------     --------    --------
                                                                      (in thousands)
Sales ....................................................   $ 88,849     $127,208    $201,507
Cost of sales ............................................     55,120       68,535     102,329
 Write-off of excess inventory and provision for inventory
   purchase commitments ..................................        250        6,562      11,412
                                                             --------     --------    --------
Gross profit .............................................     33,479       52,111      87,766
                                                             --------     --------    --------
Operating costs and expenses:
Research and development, gross ..........................     27,597       27,351      31,713
Less -- grants ...........................................      3,520        3,846       3,897
                                                             --------     --------    --------
Research and development, net ............................     24,077       23,505      27,816
Selling and marketing ....................................     26,570       32,904      39,038
General and administrative ...............................      6,018        6,323       9,681
Merger and acquisition related expenses ..................         --        2,201         369
Amortization of intangible assets ........................      2,400        2,606       2,779
Amortization of deferred stock compensation ..............        580          511          60
In-process research and development write-off ............         --           --      10,993
Restructuring ............................................      1,102           --          --
                                                             --------     --------    --------
Total operating expenses .................................     60,747       68,050      90,736
                                                             --------     --------    --------
Operating loss ...........................................    (27,268)     (15,939)     (2,970)
Financial income, net ....................................      6,587        4,127       3,821
                                                             --------     --------    --------
Net income (loss) ........................................   $(20,681)    $(11,812)   $    851
                                                             ========     ========    ========

                                                                    Year Ended December 31,
                                                            ---------------------------------------
                                                                2002          2003          2004
                                                            -----------   -----------   -----------
                                                                  (as a percentage of sales)
Statement of Operations Data:
Sales ...................................................      100.0%        100.0%         100.0%
Cost of sales ...........................................       62.0          53.9           50.8
Write-off of excess inventory and provision for inventory
 purchase commitments ...................................        0.3           5.1            5.7
                                                               -----         -----          -----
Gross profit ............................................       37.7          41.0           43.5
Operating costs and expenses:
Research and development, gross .........................       31.1          21.5           15.8
Less -- grants ..........................................        4.0           3.0            2.0
                                                               -----         -----          -----
Research and development, net ...........................       27.1          18.5           13.8
Selling and marketing ...................................       29.9          25.9           19.4
General and administrative ..............................        6.8           5.0            4.8
Merger and acquisition related expenses .................         --           1.7            0.2
Amortization of intangible assets .......................        2.7           2.0            1.4
Amortization of deferred stock compensation .............        0.7           0.4            0.0
In-process research and development write-off ...........         --            --            5.4
Restructuring ...........................................        1.2            --             --
                                                               -----         -----          -----
Total operating expenses ................................       68.4          53.5           45.0
                                                               -----         -----          -----
Operating loss ..........................................      (30.7)        (12.5)          (1.5)
Financial income, net ...................................        7.4           3.2            1.9
                                                               -----         -----          -----
Net income (loss) .......................................      (23.3)%        (9.3)%          0.4%
                                                               =====         =====          =====

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

     The results for the period December 9, 2004 through December 31, 2004 reflect the combined activities of Alvarion with former interWAVE operations whereas the results of 2003 for the period between April 1, 2003 and December 31, 2003 reflect the combined activities of Alvarion with former InnoWave operations. The results of former interWAVE operations during this period did not have a material effect on our consolidated statement of operations.

     Sales. Sales in 2004 were approximately $201.5 million, an increase of approximately 58.4% compared with sales of approximately $127.2 million in 2003. interWAVE accounted for $1.6 million of revenues in 2004.The continuous worldwide demand for broadband solutions, including broadband wireless solutions, is the primary reason for the increase of our sales in 2004 compared to 2003. This increased demand was derived from several sources such as, the developing regions in Central and Eastern Europe where wireline infrastructure is inadequate, Western Europe where well-capitalized independent operators who own spectrums are deploying our solutions on a national basis, and an on-going project which was initiated in 2003 by one of our customers which accounted for about 30% and 14% of our revenues in 2004 and 2003, respectively. These increases are reflected in our sales by countries. For example, Europe, Middle-East and Africa accounted for 40% of our sales in 2004 reflecting an increase of 55% over 2003 sales in this region. Latin America accounted for 39% of our 2004 sales reflecting a year-over-year growth of approximately 150%.

     Cost of sales. Cost of sales was approximately $102.3 million in 2004, an increase of approximately 49.3% compared with cost of sales of approximately $68.5 million in 2003. interWAVE accounted for $1.3 million of our cost of sales in 2004. Cost of sales consists primarily of cost of components, cost of product manufacturing and assembly, labor, overhead and other costs associated with production. This increase is primarily attributable to the increase in sales compared to 2003 partially offset by cost reduction processes. Cost of sales as a percentage of sales decreased to approximately 50.8% in 2004 from approximately 53.9% in 2003, primarily attributable to the continued implementation of operational efficiency measures and cost reduction programs, which we implemented during 2004.

     Write-off of excess inventory and provision for inventory purchase commitments. We periodically assess our inventories valuation in accordance with obsolete and slow moving items based on revenues forecasts and technological obsolescence. Should inventories on-hand exceed our estimates or become obsolete it would be written-down or written-off. This would result in a charge to our statement of operations and a corresponding reduction in our inventory and shareholders' equity. Changes in demand for our products and in our estimates for demand create changes in provisions for obsolete inventory. As part of our ordinary course of business we evaluate on a quarterly basis our actual inventory needs versus our sales projections and write-off excess inventory and un-cancelable purchase commitments from our suppliers and subcontractors. In 2004, we recorded charges related to the write-off of excess inventory and accrued a provision for inventory purchase commitments of new materials and components which we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate in the aggregate amount of approximately $10.9 million and $504,000, respectively compared to approximately $5.3 million and $1.3 million, respectively in 2003. Such utilization contributed to our gross margins.

     Research and development expenses, net. Gross Research and development expenses consist primarily of employee salaries, development-related raw materials and subcontractors, and other related costs. Gross research and development expenses were approximately $31.7 million in 2004, an increase of approximately 15.7% compared with gross research and development expenses of approximately $27.4 million in 2003. interWAVE accounted for $0.5 million of research and development expenses in 2004. The increase is primarily attributable to the increase in employee-related expenses. Research and development, gross, as a percentage of sales decreased to 15.8% in 2004 from 21.5% in 2003, primarily as a result of the increase in our revenues. Grants from the OCS, totaled approximately $3.9 million in 2004 and $3.8 million in 2003. Research and development expenses, net, were approximately $27.8 million in 2004, compared with approximately $23.5 million in 2003.

     Selling and marketing expenses. Selling and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in selling and marketing activities, promotion, advertising, trade shows and exhibitions, travel and related expenses. Selling and marketing expenses were approximately $39.0 million in 2004, an increase of approximately 18.5% compared with selling and marketing expenses of approximately $32.9 million in 2003. interWAVE accounted for $0.3 million of selling and marketing expenses in 2004. The increase is primarily attributable to the increase in sales reflected in increased employee-related expenses and expanded sales and marketing efforts. Selling and marketing expenses as a percentage of sales decreased to 19.4% in 2004 from 25.9% in 2003. This decrease is primarily attributable to the increase in sales in 2004.

     General and administrative expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance, insurance costs, professional fee costs and other administrative costs. General and administrative expenses were approximately $9.7 million in 2004, an increase of approximately 54% compared with general and administrative expenses of approximately $6.3 million in 2003. interWAVE accounted for $0.3 million of general and administrative expenses in 2004. The increase is primarily attributable to the growth of our activities and to professional fees related to the growth of our activities. General and administrative expenses as a percentage of sales decreased to 4.8% in 2004 from 5% in 2003. This decrease is primarily attributable to the increase in sales in 2004.

     Acquisition related expenses. Acquisition related expenses of approximately $369,000 consist primarily of compensation and related expenses to synergy of employees from the merger transaction with interWAVE and human resources, marketing, administrative and other expenses related to the transaction.

     Amortization of intangibles assets. As a result of the merger with Floware, we acquired an identifiable intangible asset, which was defined as current technology with an aggregate value of $16.8 million. This amount is being amortized over the useful life of the asset, which is 7 years. As a result of the acquisition of InnoWave, we acquired other acquisition-related intangibles such as current technology and customer relations with an aggregate value of $5.8 million, which is amortized over the useful life of these assets, which range between 3.75 to 7.75 years. In addition, as a result of the acquisition of interWAVE, we acquired other acquisition-related intangibles such as current technology, customer relations and tradenames with an aggregate value of $5.8 million, which is amortized over the useful life of these assets, and range between 2 to 7 years. Amortization charges of

$2.8 million for all of these acquisition-related intangibles were recorded in 2004 and $2.6 million were recorded in 2003.

     Amortization of deferred stock compensation. Deferred stock compensation charges of $60,000 were recorded in 2004 and $511,000 were recorded in 2003. Deferred stock compensation charges in 2004 are related to the issuance of options to purchase ordinary shares to one of our directors in 2003 and to interWAVE's former CEO as part of the acquisition of interWAVE in 2004. Deferred stock compensation charges in 2003 relate primarily to the issuance of our stock options into which Floware stock options were converted pursuant to the terms of our merger agreement with Floware. The 2003 amortization is due primarily to the remaining balance of the deferred compensation of approximately $2.1 million related to stock options granted to employees of Floware through July 31, 2001 based on the intrinsic value related to such options on the consummation date. The deferred stock compensation is being amortized to expense over the vesting periods of the applicable options.

     In-Process research and development write-off. As a result of the acquisition of interWAVE, we acquired an identifiable intangible asset of $11.0 million allocated to the CDMA and a certain GSM technology. The in-process research and development was determined by an independent appraisal using the Income approach. These technologies were considered to have no alternative future use other than the technological indications for which they were in development and thus, no technological feasibility had been established. Accordingly, this amount, was expensed in the consolidated statement of operations, upon consummation of the acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4").

     Financial income, net. Financial income, net, was approximately $3.8 million in 2004, a decrease of approximately 7.3%, compared with financial income, net, of approximately $4.1 million in 2003. The decrease in financial income is primarily attributable to the worldwide decrease in interest rates on investments and the decrease in our cash reserves due to the acquisition of interWAVE.

     Net income. In 2004, net income was approximately $851,000, compared with a net loss of approximately $(11.8) million in 2003.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

     The results of 2003 for the period between April 1, 2003 and December 31, 2003 reflect the combined activities of Alvarion with former InnoWave operations whereas results in 2002 and the first three months of 2003 reflect sales derived only by Alvarion.

     Sales. Sales in 2003 were approximately $127.2 million, an increase of approximately 43.2% compared with sales of approximately $88.8 million in 2002. The inclusion of former InnoWave's results and the worldwide increased demand for broadband solutions, including wireless broadband solutions, are the primary reasons for the increase of our sales in 2003 compared to 2002. During 2003 there was a growing demand for BWA solutions, primarily in developing regions with little existing telecom infrastructure such as Central and Eastern Europe, Latin America and South East Asia. For example, in the second-half of 2003 we received a large order of about $40 million for a major infrastructure initiative in South America, most of which will be delivered in 2004.

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

     Research and development expenses, net. Gross research and development expenses were approximately $27.4 million in 2003, a decrease of approximately 1.0% compared with gross research and development expenses of approximately $27.6 million in 2002. The decrease in gross research and development expenses in 2003 was a result of our restructuring initiatives carried out toward the end of 2002, partially offset by the consolidation of InnoWave's research and development operations. Research and development, gross, as a percentage of sales decreased to 21.5% in 2003 from 31.1% in 2002, primarily as a result of the increase in our revenues. Grants from the OCS, totaled approximately $3.8 million in 2003 and $3.5 million in 2002. This increase is primarily attributable to our grants received and accrued for our generic projects and for the projects acquired in the InnoWave acquisition that are entitled to OCS grants. Research and development expenses, net, were approximately $23.5 million in 2003, compared with approximately $24.1 million in 2002.

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

     General and administrative expenses. General and administrative expenses were approximately $6.3 million in 2003, an increase of approximately 5.0% compared with general and administrative expenses of approximately $6.0 million in 2002. This increase is primarily attributable to the growth of our activities due to the InnoWave acquisition. General and administrative expenses as a percentage of sales decreased to 5.0% in 2003 from 6.8% in 2002, mainly due to the increase in sales and efficiencies and cost savings which reflect the economies of scale achieved in the acquisition of InnoWave.

     Acquisition-related expenses. The acquisition-related expenses of approximately $ 2.2 million are comprised of charges related to information technology systems integration expenses, bonuses, compensation and related expenses to synergy of employees from the acquisition of InnoWave and human resources, marketing, administrative and other expenses related to the acquisition.

     Amortization of intangibles assets. As a result of the merger with Floware, we acquired an identifiable intangible asset, which was defined as current technology, with an aggregate value of $16.8 million. This amount is being amortized over the useful life of the asset, which is 7 years. In addition, as a result of the acquisition of InnoWave, we acquired other acquisition related intangibles such as current technology and customer relations with an aggregate value of $1.6 million, which is amortized over the useful life of these assets, which ranges between 3.75 and 7.75 years. Amortization charges of $2.6 million were recorded in 2003 and $2.4 million were recorded in 2002.

     Amortization of deferred stock compensation. Deferred stock compensation charges of $511,000 were recorded in 2003 and $580,000 were recorded in 2002, relating primarily to our the issuance of stock options into which Floware stock options were converted pursuant to the terms of our merger agreement with Floware.

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

Impact of Inflation and Currency Fluctuations

     The dollar cost of our operations is influenced by the extent to which inflation in Israel is offset by a devaluation of the NIS in relation to the dollar. Substantially all of our sales, and most of our expenses, are denominated in dollars. However, a portion of our expenses, primarily labor expenses is denominated in NIS unlinked to the dollar. Inflation in Israel will have the effect of increasing the cost in dollars of these expenses unless offset on a timely basis by a devaluation of the NIS in relation to the dollar. Yet the devaluation of the NIS against the dollar will have the effect of decreased dollar cost of our operations in Israel. Because exchange rates between the NIS and the dollar fluctuate continuously, albeit with a historically declining trend in the value of the NIS, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results of operations. In 2004, the valuation of the NIS against the dollar exceeded the rate of inflation in Israel and we have experienced an increase in the dollar cost of our operations in Israel.

     To protect against exchange rate fluctuations, we have instituted several foreign currency hedging programs. These hedging activities consist of cash flow hedges of anticipated NIS payroll and forward exchange contracts to hedge certain trade payables payments in NIS. These activities are all effective as hedges of these expenses. Please see "Item 11 -- Qualitative and Quantitative Market Risks"

     For a discussion of certain policies or factors relating to our being an Israeli company and our location in Israel, please see "Item 3 -- Key Information -- Risk Factors -- Risks Relating to our Location in Israel."

     B.   LIQUIDITY AND CAPITAL RESOURCES

     The following sections discuss the effects of changes in our balance sheets, cash flows, and commitments on our liquidity and capital resources.

Balance Sheet and Cash Flows

     Total cash, cash equivalents, short term and long term marketable securities and deposits were $132.7 million as of December 31, 2004, a decrease of approximately $20.9 million or 13.6% from $153.6 million at December 31, 2003. The change in cash reserves was a result of cash used mainly for the acquisition of interWAVE of $47.9 million and the repayment of maturities of long term loan of $1.7 million, partially offset by cash provided from the issuance of ordinary shares of $9.8 million related to the exercise of warrants and employees' stock options and cash provided from all other operating, investing, and financing activities of $18.9 million.

     Our operating activities provided cash of approximately $23.0 million in 2004 and $1.6 million in 2003 and used cash of approximately $9.5 million in 2002 . The cash flows provided in 2004 include our net income in this period together with the write-off of In-process research and development relating to the interWAVE acquisition and the increase in other accounts payables partially offset by the increase of trade receivables and trade payables. The cash flows provided in 2003 include our net loss in this period together with increase in trade receivables partially offset by increase in trade payables and other accounts payables. The negative cash flows in 2002 include our net loss in this period together with increase in trade and other accounts payables partially offset by decrease in trade receivables, other accounts receivables and inventories, reflecting our reduced cash burn during this year.

     Our investing activities used cash of approximately $34.7 million in 2004 used cash of approximately $3.6 million in 2003 and provided cash of approximately $6.4 million in 2002.

     Capital expenditures were approximately $3.4 million in 2004, $3.1 million in 2003 and$4.3 million in 2002. These expenditures principally financed the purchase of research and development equipment and manufacturing equipment.

     Net cash provided by financing activities totaled approximately $8.1 million in 2004 and $2.0 million in 2003 and used in financing activities of $6.3 million in 2002 . In 2004, the amount of cash provided was attributable primarily to proceeds from the issuance of shares in connection with the exercise of warrants and employees' options at the amount of approximately $9.8 million partially offset by repayment of maturities of long term loan of $1.7 million. In 2003, the amount of cash provided was attributable primarily to proceeds from the issuance of shares in connection with the exercise of employees' options in the amount of approximately $4.9 million and from the proceeds from long-term debt in the amount of $6.9 million, partially offset by the repurchase of shares in the amount of approximately $1.3 million and the settlement of our debt to the OCS in the amount of $8.5 million. In 2002, we received an Israeli court approval for the purchase of up to $9 million of our ordinary shares. Following the court approval, our board of directors approved the purchase of our ordinary shares, subject to certain conditions. These purchases are conducted as either open market purchases or private transactions. In 2002, we began repurchasing our shares. As of June 14, 2005, we had repurchased approximately 3.8 million of our ordinary shares at an aggregate cost of approximately $7.9 million. Our board of directors may increase the amount of ordinary shares that we may repurchase in the future. The amount of cash provided in 2002 was attributable primarily to proceeds from the issuance of shares in connection with the exercise of options.

     We expect that cash provided by operations may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment timing, accounts receivable collections, inventory management, and the timing of other payments and investments.

     We have historically met our financial requirements primarily through the sale of equity securities, including our initial public offering and follow-on public offering, and through research and development and marketing grants from the government of Israel, bank borrowings and cash generated from operations and from the exercise of warrants and options. We raised approximately $107 million from the sale of 5,750,000 ordinary shares in our initial public offering in March 2000 and approximately $73 million from the sale of 2,150,000 ordinary shares in our July 2000 follow-on offering. We also obtained approximately $55.5 million in cash and cash equivalents, marketable securities and deposits as a result of our merger with Floware in 2001 and approximately $30.1 million was received and accrued as financial income from 2000 through 2004.

     Accounts Receivable, Net. Accounts receivable, net was $28.1 million and $21.2 million as of December 31, 2004 and December 31, 2003, respectively. Days sales outstanding ("DSO") in receivables as of December 31, 2004 and December 31, 2003 were 51 days and 61 days, respectively. Decrease in DSO's in 2004 is primarily a result of the change in the mix of credit terms and intense collections in 2004.

     Inventories. Inventories were $41.3 million as of December 31, 2004, an increase of $4.3 million or 11.6% from $37 million at December 31, 2003. Inventories consist of raw materials, work in process and finished goods and inventories at customers which are not recognized as revenues yet. This increase in inventory level is mainly attributed to the increase of our sales and to the increased number of products we offer, including interWAVE products. Inventory turns were approximately two and a half times in fiscal 2004 and two times in 2003. Inventory levels and the associated inventory turns reflect our ongoing inventory management efforts. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We are focusing our operational efforts to increase inventory turns to enhance our responsiveness to future customers' needs and market changes.

     WORKING CAPITAL

     Our working capital was approximately $53.3 million as of December 31, 2004, compared to $90.4 million as of December 31, 2003 and to $74.2 million as of December 31, 2002. The decrease in working capital from December 31, 2003 to December 31, 2004 is primarily attributable to the cash used for the acquisition of interWAVE and the increase of other accounts payable and accrued expenses partially offset by the increase in trade receivables. The increase in working capital from December 31, 2002 to December 31, 2003 is primarily attributable to investment of our cash reserves in short-term bank deposits, an increase in trade receivables and inventories level, partially offset by an increase in accounts and trade payables.

     Commitments

     Long term debt. During 2003, we entered into a long-term loan agreement for approximately $7.0 million with a bank designated for the settlement of a portion of our OCS royalty payment obligations. The loan is linked to the US dollar and is payable in four equal annual installments carrying variable interest. As of December 31, 2004 the balance of the long-term loan was $5.2 million. The loan is secured by a back-to-back lien of a bank deposit.

     Leases. We lease office space in several worldwide locations. Rent expense totaled $4.5 million in 2004, $4.0 million in 2003 and $3.6 million in 2002, respectively. We also lease various motor vehicles under operating lease agreements, which expire in 2007. Motor vehicles leasing expenses for the year ended December 31, 2004 were $2.1 million, for the year ended December 31, 2003 were $2.2 million and for the year ended December 31, 2002 were $2.0 million.

     Future annual minimum lease payments under all non-cancelable operating leases as of December 31, 2004 were as follows (in thousands):

                                                                       Lease of
                                                          Rental of     motor
                                                           Premises    vehicles
                                                          ---------    --------
2005 ................................................       $4,241       2,112
2006 ................................................       $1,293       1,698
2007 ................................................       $   53         719
                                                           -------      ------
                                                            $5,587      $4,529
                                                           =======      ======

     Royalties. During 2004, we recorded royalty-bearing grants from the OCS for the support of research and development activities aggregating to $480,000 for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required.

     During 2004, we paid or accrued royalties to the OCS in the amount of $2.9 million. As of December 31, 2004, the aggregate contingent liability to the OCS amounted to $7.2 million.

     The following table of our material contractual obligations as of December 31, 2004, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

                                          Payments due by period (in thousands)
                                    --------------------------------------------------
                                                                     During the second
Contractual Obligations                Total      Less than 1 year    and third years
-----------------------             -----------   ----------------   -----------------
Long-Term Debt ...................    $ 5,248          $ 1,742            $ 3,506
Rental Lease Obligations .........    $ 5,587          $ 4,241            $ 1,346
Motor vehicle Leases .............    $ 4,529          $ 2,112            $ 2,417
                                      -------          -------            -------
Total ............................    $15,364          $ 8,095            $ 7,269
                                      =======          =======            =======

     FUTURE NEEDS

     Based on past performance and current expectations we believe that cash generated from operations, our cash balances and investments, governmental research and development grants, the net proceeds from our public offerings and from our merger with Floware will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments, future customer financings, and other liquidity requirements associated with our existing operations through at least the next twelve months. We believe that the most strategic uses of our cash resources include working capital, strategic investments to gain access to new technologies, acquisitions, financing activities, and repurchase of shares. There are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources. However, if our operations do not generate cash to the extent currently anticipated by us, or if we grow more rapidly than currently anticipated, it is possible that we will require more funds than anticipated. We expect that these sources will continue to finance our operations in the long term, and will be complemented, if required, by private or public financing.

Effective Corporate Tax Rate

     Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate, which is progressively being reduced from 36% to 35% in 2004 and to a rate of 30% in 2007. However, as detailed below, income derived in Israel from certain "Approved Enterprises" will enjoy certain tax benefits for a specific definitive period. The allocation of income derived from approved enterprises is dependent upon compliance of certain requirements with the Investment Law.

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

     The periods of tax benefits with respect to each of the Tel Aviv and Nazareth Approved Enterprises will commence with the first year in which we earn our taxable income and exhaust our accumulated tax loss carry forwards. The period of tax benefits for the Approved Enterprises are subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval. The period of benefits for the Tel Aviv Approved Enterprise has not yet commenced, and will expire in the year 2007. The period of benefits for the Nazareth plan has not yet commenced, and will expire in 2009.

     In 1998, Floware submitted a request for Approved Enterprise status of its production facility in Or Yehuda. This request was approved. After the merger, Floware's enterprise was relocated into our facilities in Tel-Aviv. The income derived from this Approved Enterprise will be tax-exempt for a period of two years and will thereafter enjoy a reduced tax rate between 10% and 25% for an additional period of five to eight years. The actual number of years and tax rate depends upon the percentage of the non-Israeli holders of our share capital. The period of benefits will commence with the first year that we earn taxable income, and will expire in 2011.

     In 2000, we received approval of our application for an expansion of our Approved Enterprise status with respect to our Nazareth facility. This expansion will include, among other things, our Carmiel facility, which during 2004 was relocated to Migdal Ha-emek. The income derived from this Approved Enterprise will be tax-exempt for a period of ten years. The relative portion of taxable income that should be exempt for a ten year period is subject to final covenants with the tax authorities. The ten-year period of benefits will commence with the first year in which we earn taxable income, and will expire in 2013.

     InnoWave was granted an "Approved Enterprise" status for its 1997 plan regarding the production facility in Omer. During 1999, InnoWave's request for an expansion was approved.

     During 2003, we applied for the assignment of former InnoWave's "Approved Enterprise" status to Alvarion. Such approval was obtained. The income derived from this Approved Enterprise will be tax-exempt for a period of ten years. The relative portion of taxable income that should be exempt for a ten year period is subject to final covenants with the tax authorities. The ten-year period of benefits will commence with the first year in which we earn taxable income, and will expire in 2014.

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

     If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if we had not elected the alternative system of benefits, currently between 15%-20% for an

"Approved Enterprise". As of December 31, 2004, our accumulated deficit does not include tax-exempt profits earned by our "Approved Enterprise."

     A recent amendment to the Investment Law (the "Amendment"), which has been officially published and effected since of April 1, 2005, has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

     As of December 31, 2004, in the Israeli company we had available tax loss carryforwards amounting to approximately $89 million, which may be carried forward, in order to offset taxable income in the future, for an indefinite period. In addition, the incurred net tax operating loss carryforwards in a total amount of $69 million of BreezeCOM and Floware at the effective time of the merger can be carried forward to subsequent years and may be set off against our taxable income beginning with the tax year immediately following the merger. This set off is limited per each calendar year to the lesser of:

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

     As of December 31, 2004, the state and the U.S. federal tax losses carryforward of our U.S. subsidiary, excluding former interWAVE tax losses carryforward, amounted to approximately $6.6 million and $17.5 million, respectively. These losses are available to offset against any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2009 and 2024, respectively.

     Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

     Following the acquisition of interWAVE, we have analyzed the annual limitations on its net operating losses as of the acquisition date and our alternatives to benefits from such losses. As of December 31, 2004, we have yet to finalize the estimated amount of net operating loss carryforward resulted by interWAVE acquisition.

Reduction in corporate tax rate

     On June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), which progressively reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007. Because we have more than one "Approved Enterprise," our effective tax rate in Israel will be a weighted combination of the various applicable tax rates. We are likely to be unable to take advantage of all tax benefits in Israel for an Approved Enterprise, which would otherwise be available to us because a portion of our operations may be considered by the Israeli tax authorities as generated in areas that are defined as non-Approved Enterprise areas. In addition, because the tax authorities customarily review and reassess existing tax benefits granted to merging companies, and we have yet to finalize the status of our tax benefits following the Floware merger, the InnoWave acquisition and the interWAVE acquisition, we cannot assure you that the tax authorities will not modify the tax benefits that we enjoyed prior to these transactions.

     Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our Brazilian, French, German, Hong Kong, Japanese, Romanian, U.K., Uruguayan, Polish, Dutch, Turkish, Mexican, Ireland, China, Philippines and U.S. subsidiaries will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in other jurisdictions where we own assets, have employees or conduct activities. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

Government Grants

     Under an arrangement previously entered with the Office of the Chief Scientist in Israel's Ministry of Industry and Trade ("the OCS"), the company settled its liability for the amount due of $8,534. The repayment to the OCS could be made over a period of five years from the date of settlement. The liability is linked to Israel's Consumer Price Index ("CPI") and bears annual interest of 4%. (For additional information please refer to Note 10 of our financial statements).

     This Arrangement enables the Company to participate in new OCS programs under which it will be eligible to receive grants for research and development projects without any royalty repayment obligations excluding OCS programs grants resulting from InnoWave's former operations which were not included in the Arrangement.

     In addition to these grants, we obtain grants from the OCS to fund certain other research and development projects as part of our participation in the Magnet Consortium These grants do not bear any royalty repayment obligations.

     In addition, during 2004, we participated in a consortium in the frame of the European 6th program. As of December 31, 2004 we accrued grants from this project totaling $530,000. These grants do not bear any royalty repayment obligations.

     Following our acquisition of interWAVE and its subsidiaries, the Irish subsidiary participates in programs sponsored by the Irish Government and the European Union, operated by the Industrial Development Agency (IDA) and previously by Shannon Development. These programs are designed to promote research and development and overall regional development. No royalties are payable on these grants but the IDA may at any time within five years from the date of payment of the last installment from any particular grant stop payment of the grants and/or revoke and cancel or reduce the grants under certain circumstances.

Recently issued accounting standards

     In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, An amendment of ARB No. 43, Chapter 4.". SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS No. 151 will have a material effect on our financial position or results of operations.

     In March 2004, the Financial Accounting Standards Board approved the consensus reached on Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued FASB Staff Position ("FSP") FSP EITF 03 1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1," which defers the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1 pending the development of further guidance. We will continue to monitor these developments concerning this Issue and are currently unable to determine the impact of EITF 03-1 on our financial position or results of operations.

     On December 16, 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement
123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The new standard will be effective for us in the first interim period beginning after January 1, 2006.

     As permitted by Statement 123, we currently account for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for Statement 123(R) purposes. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. Had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2m to our consolidated financial statements. We are currently evaluating the impact of this standard on our results of operations and financial position.

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

     As of December 31, 2004, our research and development staff consisted of 379 full time employees. Our research and development is conducted at our facilities in Israel, the U.S., Romania, Ireland and China. We occasionally use independent subcontractors for portions of our development projects.

     Our gross research and development expenses were approximately $27.6 million or 31.1% of sales in 2002, $27.4 million or 21.5% of sales in 2003 and $31.7 million or 15.7% of sales in 2004. The OCS reimbursed us for approximately $3.5 million in 2002, $3.8 million in 2003 and $3.9 million in 2004.

     D.   TREND INFORMATION

     Growth in Demand for Broadband

     Three years ago, only five million DSL lines had been installed. Now there are over 80 million DSL lines deployed around the world. Yet there are millions of additional customers who want broadband connectivity but cannot get it because in developed regions there are areas that DSL or other broadband solutions cannot reach. In the U.S., for example, as overall demand for broadband increases, so does the demand in areas lacking coverage from DSL or cable, which is prompting the incumbent operators to consider broadband wireless technology.

     Strong demand is coming from the developing regions of the world where the existing infrastructure is of poor quality or missing entirely. The authorities in areas such as Latin America, China, India, Africa and Eastern Europe are choosing to leap over the limitations of wireline technology and deploy wireless networks to support universal voice and broadband data services. Our largest deployment so far, which began in late 2003, is a major infrastructure initiative in Latin America that calls for tens of thousands of lines to be rolled out over several quarters.

     Regulatory Factors

     Regulation is a key factor in the adoption of wireless broadband solutions; allocation of licenses by governments may increase the demand for our solutions in the allocated bands.

     In Western Europe, many governments and municipalities are now mandating 100% broadband availability, requiring the incumbent operators to fill their DSL coverage gaps. In many European countries, this represents a significant number of households. Wireless Broadband solutions provide a fast and cost effective way to meet this requirement. Currently, we are working with telecommunication companies in the UK, France, and Sweden on the trial-phase of universal access projects.

     We are also active in additional developing areas, such as Russia, Africa, Chain and we see future potential in other deregulating low tele-density regions, such as India.

     Role of Standards

     We believe that the ability of standards adoption to act as a catalyst for growth is evident in the growth patterns of the fax, cellular and wireless LAN markets. Our belief in the power of standards has caused us to be active in this area for several years. We have been one of the most active proponents of the IEEE 802.16 standard and we helped found the WiMAX Forum in 2003 to promote its adoption.

     Intel Corporation made a very strong commitment to the standard and pledged to develop IEEE 802.16-compliant silicon, the IEEE 802.16-2004 which is currently available to equipment vendors and the IEEE 802.16e complaint silicon, to enable broadband mobility which is expected to be available in future. With the availability of mass produced chips, the cost of customer premise equipment is expected to decline significantly. Lower cost, coupled with better throughput and greater ease of installation resulting from next generation technology, plus interoperability to facilitate multi-vendor networks, are some of the advantages that are expected to fuel growth in demand for WiMAX compliant solutions.

     E.   OFF-BALANCE SHEET ARRANGEMENTS

     Not applicable.

     F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Included under Section B of this Item 5.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table lists the name, age, and position of Alvarion Ltd.'s current directors and executive officers:

Name                               Age                   Position
----                               ---                   --------
Anthony Maher ...................   58   Chairman of the board of directors (2)
Dr. Meir Barel ..................   53   Vice Chairman of the board of directors (2)
Oded Eran .......................   48   Director (2)
Benny Hanigal ...................   54   Director (1)
Professor Raphael Amit ..........   57   External Director (4)
Robin Hacke .....................   44   External Director (5)
Amnon Yacoby ....................   55   Director (3)
Dr. David Kettler ...............   62   Director (3)
Zvi Slonimsky ...................   55   Chief Executive Officer and Director (3)
Tzvi Friedman ...................   44   President and Chief Operating Officer
Amir Rosenzweig .................   44   President, Alvarion, Inc.
Dafna Gruber ....................   40   Chief Financial Officer
Zvi Harnik ......................   46   President, Broadband Mobile Unit
Benny Glazer ....................   55   Senior Vice President -- Corporate Sales

------------
(1) Term expiring at our 2005 Annual General Meeting
(2) Term expiring at our 2006 Annual General Meeting
(3) Term expiring at our 2007 Annual General Meeting
(4) Term expiring September 2006
(5) Term expiring April 2007

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

     Ms. Robin Hacke was appointed as one of our external directors upon our merger with Floware in August 2001. Ms. Hacke served as a member of Floware's board of directors from its initial public offering in August 2000 and was appointed as an external director of Floware in December 2000. Since August 2003, Ms. Hacke has been the Managing Director of Pentaport Venture Advisors Inc., a company that advises investment companies, including Portview Communications Partners LP. From January 2003 to July 2003, Ms. Hacke served as Managing Director of Triport Advisors Ltd., a company founded by Ms. Hacke that provides advisory services to investment companies including Portview Communications Partners. From 1990 to 2002, Ms. Hacke served as the Chief Executive Officer of HK Catalyst Strategy and Finance Ltd., a company that Ms. Hacke founded that provided advisory services to investment companies and high-tech enterprises. From 1986 to 1990, Ms. Hacke held various management positions at Aitech Ltd., an Israeli start-up company. Prior to that, Ms. Hacke was an investment banker at Shearson Lehman Brothers in New York. Ms. Hacke is a member of the board of directors of several privately held companies, including Aternity Inc. Ms. Hacke holds an A.B. magna cum laude degree from Harvard-Radcliffe College and an MBA degree from Harvard Business School.

     Mr. Amnon Yacoby has served as a member of our board of directors since our merger with Floware in August 2001. Mr. Yacoby founded Floware and served as its Chief Executive Officer and as a member of its board of directors until its merger with us. Following our merger with Floware until the end of 2001, Mr. Yacoby served as our co-Chief Executive Officer. In 2004, Mr. Yacoby founded Aternity, Inc. and serves as its Chairman and CEO. In 1987, Mr. Yacoby founded RAD Network Devices Ltd., a developer of data networking devices, and served as its president and Chief Executive Officer until 1995. From 1972 to 1986, he served in the Israel Defense Forces' Electronic Research Department in various positions, most recently as head of the department. He twice received the Israel Security Award. Mr. Yacoby holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion.

     Dr. David Kettler has joined as a member of our board of directors in May 2004. He provides consulting on telecom and information technology through DAK Solutions, LLC in Atlanta. Previously, Dr. Kettler served as the BellSouth Vice President in charge of the Science & Technology organization and Chief Architect for the BellSouth Network until his retirement at the end of 2000. Prior to BellSouth, Dr. Kettler spent over 15 years at AT&T Bell Laboratories and in Strategic Planning at AT&T Corporate Headquarters. After his retirement from BellSouth he served a few years as Managing Director and General Partner of H.I.G. Capital Management. He has actively contributed to Computer Science & Telecommunications Board Committee Reports on the Internet and Broadband. Dr. Kettler also serves on the Computing Advisory Board of Georgia Tech College and numerous research and economic development steering committees. He has proactively engaged university/industry activities, led numerous consortia projects and facilitated the technology transfer from research laboratories toward commercialization. Dr. Kettler is an IEEE Fellow. He earned his BEE, MSEE, and Ph.D.EE from the University of Virginia and is a member of the ECE Industrial Advisory Board and the School of Engineering and Applied Sciences Academic Board.

     Mr. Zvi Slonimsky has been Alvarion's Chief Executive Officer since June 2002, and is expected to remain in this position until September 2005. Prior thereto he served as our President and Chief Operating Officer since May 1999. Following our merger with Floware in August 2001, Mr. Slonimsky became a member of our board of directors and served as our co-Chief Executive Officer, and since the beginning of 2002 has been our sole Chief Executive Officer. Mr. Slonimsky had been President and Chief Executive Officer of MTS Ltd., a company supplying add-on software to PBXs, since its inception in December 1995 as a spin off from C. Mer Industries until 1999. Mr. Slonimsky joined C. Mer in November 1992 as Vice President of its products division. Before joining C. Mer, he was the General Manager of Sorek Technology Center from September 1991 to November 1992. From 1989 to 1991, Mr. Slonimsky was the General Manager of DSPG Ltd., the Israeli-based subsidiary of DSPG, Inc. Prior to DSPG, he held various management positions in Tadiran Ltd., an Israeli communication equipment manufacturer. Mr. Slonimsky holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion and a M.B.A. degree from Tel-Aviv University.

     Mr. Tzvi Friedman is expected to be appointed Alvarion's Chief Executive Officer in October 2005. He joined Floware in October 2000 as its President and Chief Operating Officer and has served in this capacity in Alvarion since our merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom. From 1992 to 1996, Mr. Friedman served as vice president Marketing and Sales of ECI Telecom's SDH division. Mr. Friedman holds a B.Sc.E.E. summa cum laude in Electrical Engineering , a M.Sc.E.E. cum laude in Electrical Engineering from Tel Aviv University and a Sloan Program M.Sc.M. in Management from the London Business School.

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

     Mr. Zvi Harnik was appointed President, Broadband Mobile Unit in January 2005 and served as Executive Vice President -- Research and development from April 2000 to January 2005. From September 1999 to April 2000, Mr. Harnik served as Vice President of Research and Development at Midbartech Ltd. Prior to joining Midbartech, Mr. Harnik served as our Vice President of Research and Development from 1997 to 1999. From 1987 to 1997, Mr. Harnik served as Engineering and Research Director of Lannet. Mr. Harnik managed the design of an Ethernet switching system that received the Rothschild prize for innovation in 1995. Mr. Harnik has a B.Sc.E.E. degree from the Technion.

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

[space]

     B.   COMPENSATION

     The aggregate direct labor costs associated with all of our directors and executive officers as a group (15 persons) for the year ended December 31, 2004 (including persons who served as directors or executive officers for only a portion of 2004, and whether or not serving as such as of December 31, 2004) was approximately $1,827,669. This amount includes approximately $282,296 which was set aside or accrued to provide pension, retirement, social security or similar benefits. The amount does not include amounts expended by us for vehicles made available to our officers, expenses, including business travel, professional and business association dues and expenses, reimbursements to directors and officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Our directors who are not officers received an aggregate of $241,660 in compensation in 2004. As of December 31, 2004 , our directors and executive officers held outstanding options to purchase an aggregate of 4, 214,147 ordinary shares, at exercise prices ranging from $1.27 to $15.4 , with expiration dates ranging from January 2009 to December 2014.

     C.   BOARD PRACTICES

Appointment of Directors and Terms of Officers

     Our directors are elected by our shareholders at an annual general shareholders' meeting. Our directors generally commence the terms of their office at the close of the annual general shareholders' meeting at which they are elected and, other than our external directors, serve in office until the close of the third annual general shareholders' meeting following the meeting at which they are elected, and may be re-elected by the shareholders. Annual general shareholders' meetings are required to be held at least once every calendar year, but not more than fifteen months after the last preceding annual general shareholders' meeting. Until the next annual general shareholders' meeting, shareholders may elect new directors to fill vacancies in, or increase the number of the members of the board of directors in a special meeting of the shareholders. Our board of directors may appoint any person as a director temporarily to fill any vacancy created in the board of directors, except for vacancies of an external director. The terms of office of the directors, including compensation, must be approved, under the Israeli Companies Law, by the audit committee, the board of directors and the shareholders. The appointment and terms of office of all our executive officers are determined by our board of directors.

Service Contracts of Directors

     None of our directors has the right to receive any benefit upon termination of his or her office or any service contract he or she may have with us.

External Directors

     We are subject to the provisions of the Israeli Companies Law. Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint a minimum of two directors who qualify as external directors under the Israeli Companies Law. A person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment as external director, or had, during the preceding two years, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

          o    an employment relationship;

          o a business or professional relationship maintained on a regular basis;

          o    control; and

          o    service as an office holder.

     A person may not serve as an external director if that person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an external director or may adversely impact such person's ability to serve as an external director. Under the Israeli Companies Law, each committee of a company's board of directors is required to include at least one external director. The term of office of an external director is three years and may be extended for one additional three year term. The external directors must be elected by the majority of the shareholders in a general meeting, provided that either the shares voting in favor of the external director's election includes at least one-third of the shares of non-controlling shareholders or the total shares of non-controlling shareholders voted against the election does not represent more than one percent of the voting rights in the company. Until the lapse of two years from his or her termination of office, a company may not engage a former external director to serve as an office holder and may not employ or receive professional services from that person, either directly or indirectly, including through an entity controlled by that person.

     Currently Ms. Robin Hacke and Professor Raphael Amit qualify as our external directors under the Israeli Companies Law. Ms. Hacke was elected as an external director for an initial three year term on August 1, 2001, and was re-elected for an additional term on April 28, 2004. On September 30, 2003, Professor Amit was elected as an external director for an initial three year term, effective as of October 1, 2003. We have appointed the external directors to the committees of our board of directors as required by law.

Audit Committee

     Pursuant to the Israeli Companies Law, the board of directors of a public company must appoint an audit committee. The responsibilities of the audit committee include monitoring the management of the company's business and suggesting appropriate courses of action, as well as approving related party transactions, reviewing and recommending on board members compensation and other matters as required by law. The audit committee must be comprised of at least three directors, including all of the external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing to the company services on a regular basis, or a controlling shareholder or his relative. Our audit committee assists the board of directors in fulfilling its responsibilities to ensure the integrity of our financial reports, serves as an independent and objective monitor of our financial reporting process and internal controls systems, including the activities of our independent auditor and internal audit function, and provides an open avenue of communication between the board of directors and the independent auditors, internal auditor and financial and executive management. The members of our audit committee are Professor Amit, Ms. Hacke and Mr. Eran, each of whom are independent directors in accordance with the Nasdaq listing requirements. Professor Amit qualifies as a financial expert for purposes of the rules of the Securities and Exchange Commission. As stated above, Ms. Hacke and Professor Amit qualify as external directors under the Israeli Companies Law.

Compensation, Nominating and Corporate Governance Committee

     The compensation, nominating and corporate governance committee of our board of directors, which consists of Mr. Maher, Dr. Barel, Professor Amit, and Dr. Kettler, assists the board of directors in carrying out its responsibilities relating to compensation of our top executive officers, including our President, Chief Operating Officer, Chief Financial Officer and Chief Executive Officer, and the setting of their respective goals, and in administering our share option plans and other issues relating to employee compensation. Our compensation, nominating and corporate governance committee is also responsible for recommending to the board of directors nominees for board membership and for reviewing and advising the board of directors on corporate governance issues.

Internal Auditor

     The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company's acts comply with applicable law and orderly business procedure. The internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company's independent accounting firm or its representative. Mr. Yossi Ginnosar, CPA, serves as our internal auditor.

Fiduciary Duties of Office Holders; Approval of Specified Related Party Transactions Under Israeli Law

     The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The office holder's duty of care includes a duty to use reasonable means to obtain information on the advisability of a given action brought for his approval or performed by him by virtue of his position, and all other significant information pertaining to those actions. The duty of loyalty requires an office holder to act in good faith and for the company's benefit, and includes avoiding any conflict of interest between the office holder's position in the company and any other position held by him or his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and disclosing to the company any information or documents relating to the company's affairs that the office holder has received as a result of his position as an office holder. Each person listed in the table under "Directors and Senior Management" above is deemed to be an office holder under the Israeli Companies Law. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors and, with respect to indemnification and insurance of these office holders, also require audit committee approval. Arrangements regarding the compensation of directors, as well as indemnification and/or insurance for directors, require each of the audit committee, board of directors and shareholder approvals.

Disclosure of Personal Interest

     The Israeli Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. This would include disclosure of a personal interest of the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants, and their spouses, as well as of any corporation in which the office holder or his or her relative is a 5% or greater shareholder, director or general manager or in which he or she or his or her relative has the right to appoint at least one director or the general manager, but does not include a personal interest arising solely from the holding itself of shares of the company. Disclosure is not required if the transaction is not an extraordinary transaction, that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, and in which the office holder's personal interest results solely from the personal interest of his or her relative. Once the office holder complies with his or her disclosure requirement, if the transaction is not an extraordinary transaction, the Israeli Companies Law provides that only the approval of the board of directors is required unless the articles of association provide otherwise. Approval of these types of transactions is conditioned on the transaction not being adverse to the company's interest. If the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by the board of directors. A director, who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee, may generally not be present at this meeting or vote on this matter. However, a director may be present at a meeting of the board of directors or audit committee and participate in the vote despite having a personal interest in the transaction under consideration, if most of the directors or most of the members of the audit committee, as the case may be, have a personal interest in the transaction. If most of the directors have a personal interest in a transaction, the transaction also requires shareholders' approval.

Disclosure of Personal Interests of a Controlling Shareholder

     The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, and may include a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Subject to exceptions specified in regulations promulgated under the Israeli Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder or employee, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company in a general meeting, provided that either such majority include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting, or the total shareholdings of those who have no personal interest in the transaction that vote against the transaction does not represent more than one percent of the total voting rights in the company. For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see "Item 7 -- Major Shareholders and Related Party Transactions -- Related Party Transactions."

Duties of Shareholders

     In addition, under the Israeli Companies Law each shareholder has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing any power he or she has in the company, such as in shareholder votes. In addition, certain shareholders have a duty of fairness toward the company, although such duty is not defined in the Israeli Companies Law. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power in regard to the company.

Exculpation, Insurance and Indemnification of Directors and Officers

     Our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may indemnify our office holders for liabilities or expenses incurred by an office holder as a result of an act done by him in his capacity as an office holder, such as:

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

     The Israeli Companies Law and our articles of association provide that, subject to certain limitations, we may undertake in advance to indemnify our office holders.

     Our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may obtain insurance to cover any liabilities imposed on our office holders as a result of an act done by him in his capacity as an office holder, in any of the following:

          o    a breach of his duty of care to us or to another person;

          o a breach of his duty of loyalty to us, provided that he acted in good faith and had reasonable grounds to assume that his act would not harm us; or

          o    financial liability imposed upon him in favour of another person.

     These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify or procure insurance for an office holder for:

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

     In addition, our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may exculpate an office holder in advance from liability, in whole or in part, for damages resulting from a breach of his duty of care to us.

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

     D.   EMPLOYEES

     As of December 31, 2004, we had 942 employees (including persons who became our employees as a result of the interWAVE acquisition), of which 379 were engaged in research and development, 253 in operations, 230 in sales and marketing and 80 in administration and management. Of our full-time employees, as of December 31, 2004, 574 were located in Israel, 167 in the United States and 182 at our other branch offices, listed in Item 4C -- Information on the Company -- 'Organizational Structure'.

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

     Like all Israeli employers we are required to provide salary increases as partial compensation for increases in the Israeli consumer price index. The specific formula for such increases varies according to agreements reached among the Government of Israel, the Manufacturers' Association and the General Federation of Labor in Israel. Employees and employers also are required to pay predetermined sums, which include a contribution to provide a range of social security benefits.

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

     E.   SHARE OWNERSHIP

     The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of June 6, 2005. The percentage of outstanding ordinary shares is based on 58,439,640 ordinary shares outstanding as of June 6, 2005

                              Number of        Percentage of Outstanding
Name                       Ordinary Shares          Ordinary Shares
----                       ---------------     -------------------------
Amnon Yacoby .........         861,372*                  1.47%
                               -------                   ----

------------
* Includes 166,972 options for ordinary shares which are exercisable within 60 days of date stated above.

     As of June 6, 3005, the directors and executive officers listed above, as a group, held 4,039,297 options to purchase of our ordinary shares at a weighted average exercise price of $6.31 with expiration dates ranging from January 2009 to December 2014. The voting rights of our directors and executive officers do not differ from the voting rights of other holders of our ordinary shares.

Share Option Plans

     As of December 31, 2004 a total of 24,998,651 ordinary shares have been reserved for issue upon exercise of options granted to our employees, officers, directors and consultants pursuant to our share option plans. These ordinary shares have been reserved pursuant to our 2002 Global Share Option Plan, or the 2002 Plan, Key Employee Share Incentive Plan (1994), as amended, Key Employee Share Incentive Plan (1996), Key Employee Share Incentive Plan (1997), 1999 U.S. Stock Option Plan, interWAVE's 1994 Stock Option Plan, interWAVE 1999 Stock Option Plan and Floware's Key Employee Share Incentive Plan (1996).

     Options granted under the share option plans usually vest over a period of four years. Of the options reserved under the share option plans, options to purchase 10,484,759 ordinary shares have been exercised, options to purchase 1,757,766 ordinary shares are available for future grant and options to purchase 12,756,127 ordinary shares, including options issued pursuant to the terms of the Floware merger and interWAVE acquisition, were outstanding as of December 31, 2004, at a weighted average exercise price of $7.57 per share. Unless a shorter period is specified in the notice of grant or unless the applicable share option plan has an earlier termination date, each of the 12,756,127 options outstanding expire between eight and ten years from the date of grant.

     In connection with our acquisition of interWAVE, we assumed interWAVE's 1994 Stock Option Plan and 1999 Stock Option Plan (the options under which are referred to as the assumed options). Each assumed option to purchase interWAVE ordinary shares outstanding pursuant to interWAVE's Employee Stock Option Plan was converted into an option to purchase, on the same terms and conditions as applied to the interWAVE option, to a number of our ordinary shares equal to the number of interWAVE ordinary shares that the holder of such interWAVE option was entitled to acquire, multiplied by 0.2978056 ("the ratio"), at an exercise price per share equal to the former exercise price per share under the interWAVE option, divided by 0.2978. This ratio reflects the quotient obtained by dividing the per share consideration of interWAVE by our share price. For these purposes, our share price means the average closing price of our ordinary shares on the NASDAQ over the five trading days up to and including the second trading day preceding the closing. Effective upon the closing of the acquisition of interWAVE, 25% of the unvested portion of any assumed interWAVE options accelerated and the remaining unvested options continued to vest according to the original vesting schedule. In connection with this, outstanding assumed options to purchase interWAVE ordinary shares were converted into options to purchase approximately 423,156 of our ordinary shares.

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

     The share option plans are administered by the board of directors which designates the optionees, dates of grant, vesting period and the exercise price of options. Each grantee is responsible for all personal tax consequences of the grant and exercise the options. Unless otherwise approved by our board of directors, employees usually may exercise vested options granted under the share option plans for a period of three months following the date of termination of their employment with us or any of our subsidiaries and options that have not vested on the date of termination expire. Under Israeli law, the issuance of options must be approved by our board of directors and issuance of options to directors must be approved by the shareholders.

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

     The new options were granted under our 2002 Plan, pursuant to which we reserved an aggregate of 12.5 million ordinary shares issuable upon exercise of options. We reduced the number of ordinary shares reserved for issuance upon exercise of options under our other existing option plans by approximately 8.3 million ordinary shares.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 6, 2005, by each person or entity we know to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of our other shareholders. The percentage of outstanding ordinary shares is based on 58,439,640 ordinary shares outstanding as of June 6, 2005. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the date of this annual report are treated as outstanding only for the purpose of determining the percent owned by such person or group.

                                                              Ordinary Shares
                                                             Beneficially Owned
                                                            --------------------
Name                                                          Number     Percent
----                                                        ---------    -------
Fidelity Investments (1) ................................   4,268,400      7.3%

------------
(1) Aggregate holdings of certain institutional accounts and/or open-end investment companies managed by FMR Corp and Fidelity International Limited. FMR Corp and Fidelity International Limited are the parent companies of various investment advisors that manage institutional accounts and/or open-end investment companies.

     As of June 6, 2005, there were 57 holders of our ordinary shares of record registered with a United States mailing address, including banks, brokers and nominees. As of June 6, 2005, these holders of record held approximately 55,299,877 ordinary shares representing approximately 95% of our then outstanding share capital. Because these holders of record include banks, brokers and nominees, the beneficial owners of these ordinary shares may include persons who reside outside the United States.

     To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person or persons severally or jointly and currently there are no arrangements that may, at a subsequent date, result in a change in our control.

     B.   RELATED PARTY TRANSACTIONS

     Not applicable.

     C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

     Legal Proceedings

     A lawsuit was filed by a former customer of interWAVE on December 8, 2004, for compensatory damages with respect to certain alleged damages caused by interWAVE actions in the amount of approximately $4 million. As this claim is yet in its preliminary stage, it is impractical to predict its outcome. We do not believe it will have a material effect on our financial results nor could our legal advisors estimate the likelihood of an unfavourable outcome of this matter.

     During 2001 a purported Class Action (the "Action") lawsuit was filed against interWAVE asserting failure to disclose certain alleged improper actions by various underwriters and interWAVE's officers and directors under the Securities Act of 1933 and the Securities Exchange Act of 1934 followed by interWAVE's initial public offering. A stipulation of Settlement (the "Settlement") has been submitted to the Court for preliminary approval. Under the Settlement interWAVE will be dismissed of all claims in exchange for a contingent payment guarantee by the insurance companies responsible for insuring interWAVE as an issuer. There is no guarantee that the settlement will become effective as it is subject to certain terms. In that case under which settlement will not occur, we are of the opinion that it has a good defense against the action however, the litigation results can not be predicted at this point.

     Except as otherwise disclosed in this annual report, we are not a party to any material litigation or arbitration, either in Israel or any other jurisdiction, and we are not aware of any pending or threatened litigation or arbitration that would have a material adverse effect on our business, financial condition or results of operations.

Export Sales

     Export sales constitute a significant portion of our sales. In 2004, export sales were approximately $199.2 million constituting approximately 99.0% of our total sales. For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see "Item 5 -- Operating and Financial Review and Prospects -- Operating Results."

Dividend Policy

     We have never declared or paid any cash dividend on our ordinary shares. We do not anticipate paying any cash dividend on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and expand our business

     B.   SIGNIFICANT CHANGES

     Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2004.

ITEM 9. THE OFFER AND LISTING

     A.   OFFER AND LISTING DETAILS

     The following table sets forth the high and low sales prices for our ordinary shares as reported by the Nasdaq National Market for each full financial year since our initial public offering in March 2000 and as reported by the Tel Aviv Stock Exchange, in NIS, since our ordinary shares commenced trading on the Tel Aviv Stock Exchange in August 2001:

                              Nasdaq National Market     Tel Aviv Stock Exchange
                              ----------------------     -----------------------
Year                            High           Low          High          Low
----                          --------       -------     ---------     ---------
2000 ......................    $53.13         $9.69         N.A.          N.A.
2001 ......................    $17.50         $1.55      NIS 21.99      NIS 7.98
2002 ......................    $ 4.05         $1.64      NIS 18.04      NIS 8.54
2003 ......................    $11.55         $1.84      NIS 51.10      NIS 8.69
2004 ......................    $17.15         $8.50      NIS 74.30     NIS 41.47

     The following table sets forth the high and low sales price for our ordinary shares as reported by the Nasdaq National Market for each full financial quarter in 2003 and 2004 and as reported by the Tel Aviv Stock Exchange, in NIS:

                              Nasdaq National Market     Tel Aviv Stock Exchange
                              ----------------------     -----------------------
2003                            High           Low          High          Low
----                          --------       -------     ---------     ---------
First Quarter .............    $ 2.24         $1.84       NIS 9.59      NIS 8.69
Second Quarter ............    $ 4.04         $2.17      NIS 17.14     NIS 10.15
Third Quarter .............    $ 7.30         $4.00      NIS 32.81     NIS 17.05
Fourth Quarter ............    $11.55         $6.60      NIS 51.10     NIS 28.72

2004                            High           Low          High          Low
----                          --------       -------     ---------     ---------
First Quarter .............    $17.15        $11.40      NIS 74.30     NIS 51.70
Second Quarter ............    $14.44        $ 8.50      NIS 64.04     NIS 41.47
Third Quarter .............    $13.47        $ 9.99      NIS 59.96     NIS 46.36
Fourth Quarter ............    $16.01        $12.20      NIS 67.89     NIS 55.73

     The following table sets forth the high and low sales price for our ordinary shares as reported by the Nasdaq National Market and the Tel Aviv Stock Exchange for the most recent six months:

                              Nasdaq National Market     Tel Aviv Stock Exchange
                              ----------------------     -----------------------
Month                           High           Low          High          Low
-----                         --------       -------     ---------     ---------
December 2004 .............    $14.98         $12.20     NIS 64.66     NIS 55.73
January 2005 ..............    $14.23         $ 9.90     NIS 60.79     NIS 44.12
February 2005 .............    $11.45         $ 9.90     NIS 49.39     NIS 42.87
March 2005 ................    $10.40         $ 8.90     NIS 44.43     NIS 39.67
April 2005 ................    $ 9.78         $ 7.87     NIS 42.13     NIS 36.26
May 2005 ..................    $10.00         $ 8.24     NIS 41.56     NIS 36.62
June 2005 (through June 6)     $ 9.50         $ 8.93     NIS 41.09     NIS 39.61

     As of June 6, 2005, the exchange rate of the NIS to the US$ was $1 to NIS 4.412.

     B.   PLAN OF DISTRIBUTION

     Not applicable.

     C.   MARKETS

     Our ordinary shares began trading on the Nasdaq National Market on March 23, 2000 under the symbol "BRZE." Prior to that date, there was no market for our ordinary shares. On August 1, 2001, upon the completion of our merger with Floware and the change of our name to Alvarion Ltd., our symbol was changed to "ALVR." On August 1, 2001, our ordinary shares also began to trade on the Tel Aviv Stock Exchange.

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

     B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following is a summary description of certain provisions of our memorandum of association and articles of association:

     Our articles of association permits us to engage in any lawful business. Our purpose is to operate in accordance with business considerations to generate profits (provided, however, that we may donate reasonable amounts to worthy causes, as our board of directors may determine in its discretion, even if such donations are not within the framework of business considerations).

     Our articles of association permit us to enter into a business transaction with any of the directors of our company or enter into a business transaction with a third party in which a director has a personal interest, subject to compliance with the Israeli Companies Law. See "Item 6 -- Directors, Senior Management and Employees -- Board Practices."

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

     A shareholder seeking to vote with respect to a resolution that requires that the majority of such resolution's adoption include at least a certain percentage of all those not having a personal interest (as defined in the Israeli Companies Law) in it, must notify us at least two business days prior to the date of the general meeting, whether or not he has a personal interest in the resolution, as a condition for his right to vote and be counted with respect to such resolution.

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

     An annual general meeting of our shareholders, or "annual meeting," must be held once in every calendar year, within a period of not more than 15 months from the preceding annual meeting, either within or outside of Israel. All general meetings of our shareholders other than annual meetings are called "extraordinary meetings." Our board of directors has discretion over when to convene an extraordinary meeting. However, our board of directors must convene an extraordinary meeting upon demand by the lesser number of: (i) any two directors of our company; ora quarter of the directors of our company, whichever is lower; or (ii) upon the demand of one or more shareholders holding alone or together at least five percent of the issued share capital of our company. Our board of directors, upon demand to convene an extraordinary meeting, is required to announce the convening of the general meeting within 21 days from the receipt of the demand, provided, however, that the date fixed for the extraordinary meeting may not be more than 35 days from the publication date of the announcement of the extraordinary meeting, or such other period as may be permitted by the Israeli Companies Law or the regulations thereunder.

     Directors, other than external directors, are elected, unless specifically determined otherwise, until the third annual general shareholders' meeting following the meeting at which such directors were elected. Any director may be removed from his office by way of a resolution adopted by the vote of the holders of 75% of the voting power represented at a meeting.

     The shareholders who are entitled to participate and vote at a general meeting are those shareholders who are registered in our shareholders register on the date determined by our board of directors, provided that such date not be more than 40 days, nor less than 21 days, prior to the date of the general meeting, except as otherwise permitted by the regulations under the Israeli Companies Law. Shareholders entitled to attend a general meeting are entitled to receive notice of such meeting at least 21 days prior to the date fixed for such meeting, unless a shorter period is permitted by law.

     There are no limitations imposed by our Articles of Association or the Israeli Companies Law on the right to own our shares including the rights of non-resident or foreign shareholders to hold or exercise voting rights of our shares, except with respect to subjects of countries which are in a state of war with Israel.

     Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of our company, as detailed in "Item 3 -- Key Information -- Risk Factors

-- Risks Relating to Our Location in Israel". Provisions of Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the market price of our ordinary shares.

     The information contained under the heading "Description of Ordinary Shares" in our Registration Statement on Form F-1 (Registration Number 333-11572) is incorporated herein by reference.

     Our transfer agent and registrar is the American Stock Transfer & Trust Co. at address 59 Maiden Lane, New York, NY 10038.

     C.   MATERIAL CONTRACTS

     In December 9th, 2004 Alvarion Mobile, Inc., a wholly-owned subsidiary of Alvarion Ltd. amalgamated with interWAVE Communications, Ltd. As a result of the amalgamation, Alvarion Mobile, Inc. continued as the surviving company and interWAVE Communications Ltd.'s separate existence ceased. Upon the closing, Alvarion paid interWAVE's shareholders $4.18 for each interWAVE share, and a total consideration of $47.9 million.

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

     However legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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

Israeli Taxation of Our Shareholders

     Capital Gains Tax

     Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between inflationary surplus and real gain. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price that is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax in Israel. Real gain accrued before January 1, 2003 is added to ordinary income, which generally is taxed at ordinary rates of up to 49% for individuals and 35% for corporations, while real gain accrued on or after January 1, 2003, in accordance with the provisions of the recent tax reform discussed below, generally is taxed at a capital gains rate of 25% for both individuals and corporations. The allocation of the real gain accruals between the periods before and after January 1, 2003 is calculated on a linear basis proportionately to the lengths of such periods.

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

     Special Provisions Relating to Taxation Under Inflationary Conditions

     The Israeli Income Tax Ordinance and regulations promulgated there under allow "Foreign-Invested Companies," which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustments Law. We have elected to measure our results for tax purposes based on the U.S. dollar exchange rate from 2003 and forth.

     Prior to 2003 we measured our results for tax purposes based on the changes in the Israeli CPI as set forth by the Inflationary Adjustments Law. The Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us may be described as follows:

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

     For information with respect to the applicability of Israeli capital gains taxes to the sale of our ordinary shares by United States residents, see "-- Israeli Taxation of our Shareholders -- Capital Gains Tax," above.

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

          o persons who have owned at any time or who own, directly, indirectly, constructively or by attribution, ten percent or more of the total voting power of our share capital;

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

          o a corporation or partnership (or other entity treated as a corporation or partnership under United States federal income tax purposes) created or organized in the United States or under the laws of the United States or of any State or the District of Columbia;

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

     Dividend Distributions

     Subject to the discussion below under the heading "Passive Foreign Investment Company Status," to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, a distribution made with respect to our ordinary shares (including the amount of any Israeli withholding tax thereon) will be includible for United States federal income tax purposes in the income of a U.S. Holder as a taxable dividend. Dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirement of "qualified dividend income" as defined by the Code. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

     To the extent that such distribution exceeds our earnings and profits and provided that we were not a passive foreign investment company, or PFIC, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in our ordinary shares and thereafter as taxable capital gain. Dividends paid by us generally will not be eligible for the dividends received deduction allowed to corporations under the Code. Dividends paid in a currency other than the U.S. dollar will be includible in income of a U.S. Holder in a U.S. dollar amount based on the spot rate of exchange on the date the distribution is included in income, without reduction for any Israeli taxes withheld at source, regardless of whether the payment is in fact converted into U.S. dollars on such date. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

     Subject to certain conditions and limitations set forth in the Code, U.S. Holders generally will be able to elect to claim a credit against their United States federal income tax liability for any Israeli withholding tax deducted from dividends received in respect of our ordinary shares. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares will be treated as income from sources outside the United States and generally will constitute foreign source "passive income" for U.S. foreign tax purposes or, in the case of a financial services entity, "financial services income" (and for tax years beginning after December 31, 2006, as "general category income"). In lieu of claiming a tax credit, U.S. Holders may instead claim a deduction for foreign taxes withheld, subject to certain limitations.

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

     Passive Foreign Investment Company Status

     Generally a foreign corporation is treated as a PFIC for United States federal income tax purposes if either:

          o 75% or more of its gross income (including the pro rata gross income of any company (U.S. or foreign) of which such corporation is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income; or

          o 50% or more of the average value of its gross assets (including the pro rata fair market value of the assets of any company in which such corporation is considered to own 25% or more of the ordinary shares by value) during the taxable year produce or are held for the production of passive income.

     As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a PFIC, for United States federal income tax purposes. Based upon our market capitalization during 2004 and each year prior to 2001, we do not believe that we were a PFIC for any such year and an independent valuation of our assets as of the end of each quarter of 2001 and based upon our valuation of our assets for 2002 and 2003, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those years. We cannot assure you, however, that the Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in a subsequent year.

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

          o the U.S. Holder would be required to allocate such dividend income and/or disposition gain ratably over such holder's entire holding period for our ordinary shares; the U.S. Holder's income for the current taxable year would include (as ordinary income) amounts allocated to the current year, i.e., the year of the dividend payment or disposition, and to any period prior to the first day of the first taxable year for which we were a PFIC;

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

     Although a determination as to a corporation's PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year generally will cause the above-described consequences to apply for all future years to U.S. Holders who held shares in the corporation at any time during a year when the corporation was a PFIC and who made neither a QEF election nor a mark-to-market election (as discussed below) with respect to such shares with their tax return for the year that included the last day of the corporation's first taxable year as a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC during the U.S. Holder's holding period that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S. Holders who realize gain on their disposition of shares in the PFIC.

     Generally, if a U.S. Holder makes a valid QEF election with respect to our ordinary shares:

          o the U.S. Holder would be required for each taxable year for which we are a PFIC to include in income such holder's pro-rata share of our: (i) net ordinary earnings as ordinary income; and (ii) net capital gain as long-term capital gain, in each case computed under U.S. federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge;

          o the U.S. Holder would not be required under these rules to include any amount in income for any taxable year during which we do not have ordinary earnings or net capital gain; and

          o the U.S. Holder would not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC.

     The QEF election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of our ordinary shares can make its own decision whether to make a QEF election. A QEF election applies to all of our ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, using the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return. In order to permit our shareholders to make a QEF election, we must supply them with certain information. We will supply U.S. Holders with the information needed to report income and gain pursuant to the QEF election in the event that we are classified as a PFIC for any taxable year and will supply such additional information as the IRS may require in order to enable U.S. Holders to make the QEF election. It should be noted that U.S. Holders may not make a QEF election with respect to warrants or rights to acquire our ordinary shares, and that certain classes of investors (for example, consolidated groups and grantor trusts) are subject to special rules regarding the QEF election.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in U.S. dollars. A portion of our expenses, however, are denominated in NIS. During 2004, in order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we used currency forward contracts and put and call options. We hedge the majority of our forecasted expenses denominated in NIS. During the year ended December 31, 2004 we recognized gains of $407,000 as a result of these derivatives. All amounts have been included in salary expenses in the statement of operations. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements. We have, based on our past experience, concluded that there is no material foreign exchange rate exposure.

     Our investment portfolio includes held to maturity marketable securities. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Since we generally do not intend to sell these securities before their maturity date, we do not attempt to reduce our exposure to changes in interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          A. to D. Not applicable.

     E.   USE OF PROCEEDS

     The effective date of the registration statement (No. 333-11572) for our initial public offering of our ordinary shares, par value NIS 0.01 per share, was March 22, 2000. The offering commenced on March 23, 2000, and terminated after the sale of all the securities registered. The managing underwriter of the offering was CIBC World Markets. We registered 5,750,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter's over-allotment option. We sold all of the 5,750,000 ordinary shares at an aggregate offering price of $115 million ($20.00 per share). Under the terms of the offering, we incurred underwriting discounts of approximately $8 million. We also incurred other expenses of approximately $3.2 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $104 million. None of the net proceeds was paid, directly or indirectly, to any of our directors or officers, or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. From March 23, 2000 to December 31, 2004 the net offering proceeds were used to finance the continued growth including acquisitions of our business and for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

     Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2004, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC's rules and forms.

     There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Professor Amit, a member of our audit committee, is qualified as an "audit committee financial expert" as defined in the applicable regulations.

ITEM 16B. CODE OF ETHICS

     In 2004 we adopted a Code of Conduct that applies to all of our employees including executives, senior officers and members of the board of directors. A copy of the Code of Conduct is filed as an exhibit to this annual report. In 2003 we also adopted a Code of Ethics that applies to our CEO, CFO and all other senior officers. This Code of Ethics was filed as an exhibit to our 2003 Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following is a summary of the fees billed to us for audit, audit related and non-audit services provided by Kost, Forer, Gabbay & Kasierer to us for the years ended December 31, 2003 and December 31, 2004:

Fee Category                                              2004 Fees    2003 Fees
------------                                              ---------    ---------
Audit Fees .............................................   $172,500     $ 97,537
Audit-Related Fees .....................................   $ 71,500     $ 55,850
Tax Fees ...............................................   $105,200     $ 24,424
                                                           --------     --------
Total Fees .............................................   $349,200     $177,811

     Audit Fees: Consists of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and services that are normally provided by Kost, Forer, Gabbay & Kasierer in connection with statutory and regulatory filings or engagements.

     Audit Related Fees: Consists of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." For 2004, these services primarily consist of due diligence services related to the interWAVE acquisition. For 2003 these services primarily consist of advice and consultation for relocation related issues and due diligence services related to the InnoWave acquisition.

     Tax Fees: Consists of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. These services include assistance regarding international and Israeli tax services.

     All Other Fees: Consists of the aggregate fees billed for products and services other than the services reported above. We did not have such services in 2004 and 2003.

     Our Audit Committee has adopted a policy for pre-approval of audit and non-audit services. Under the policy, the Audit Committee Proposed services either may be pre-approved without consideration of specific case-by-case services by the Audit Committee ("general pre-approval") or they may require the specific pre-approval of the Audit Committee ("specific pre-approval"). The Audit Committee employs a combination of these two approaches. Unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent auditor. The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee considers a different period and states otherwise. The Audit Committee reviews annually and pre-approves the services that may be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee adds to or subtracts from the list of general pre-approved services from time to time, based on subsequent determinations. Pre-approval fee levels or budgeted amounts for all services to be provided by the independent auditor are to be established annually by the Audit Committee. Any proposed services exceeding these levels or amounts require specific pre-approval by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASES

     Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

     The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

     The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.     Description
-----------     -----------
  1.1           Memorandum of Association (English translation accompanied by Hebrew original) (1)
  1.2           Articles of Association (1)
  1.3           Certificate of Name Change (English translation accompanied by Hebrew original) (2)
  2.1           Form of Ordinary Share Certificate (3)
  2.2           Form of Warrant (1)
  4.1           Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And
                Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (1)
  4.2           Form of Indemnity Agreement for Directors and Executive Officers
  4.3           Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror
                Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (4)
  4.4           Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and
                Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (4)
  4.5           Amalgamation Agreement, by and among interWAVE Communications, Ltd, Alvarion
                Mobile, Inc. and Alvarion Ltd., dated as of 27 July, 2004 (1)*
  8             Subsidiaries of Alvarion Ltd.*
  10.1          Consent of Kost, Forer, Gabay & Kasierer *
  11            Code of Conduct*
  12.1          Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a)
                under the Securities Exchange Act of 1934, as amended *
  12.2          Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a)
                under the Securities Exchange Act of 1934, as amended *
  13.1          Certification of the Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
  13.2          Certification of the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

------------
*    Filed herewith
(1) Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).
(2) Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786)
(3) Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142)
(4) Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2001

                                  SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        ALVARION LTD.

                                            /s/ Zvi Slonimsky
                                            -------------------------
                                        By: Zvi Slonimsky
                                            Chief Executive Officer

Date: 20 June, 2005

                                 EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------
  1.1           Memorandum of Association (English translation accompanied by Hebrew original) (1)
  1.2           Articles of Association (1)
  1.3           Certificate of Name Change (English translation accompanied by Hebrew original) (2)
  2.1           Form of Ordinary Share Certificate (3)
  2.2           Form of Warrant (1)
  4.1           Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And
                Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (1)
  4.2           Form of Indemnity Agreement for Directors and Executive Officers
  4.3           Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror
                Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (4)
  4.4           Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and
                Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (4)
  4.5           Amalgamation Agreement, by and among interWAVE Communications, Ltd, Alvarion
                Mobile, Inc. and Alvarion Ltd., dated as of 27 July, 2004 (1)*
  8             Subsidiaries of Alvarion Ltd.*
  10.1          Consent of Kost, Forer, Gabay & Kasierer *
  11            Code of Conduct*
  12.1          Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a)
                under the Securities Exchange Act of 1934, as amended *
  12.2          Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a)
                under the Securities Exchange Act of 1934, as amended *
  13.1          Certification of the Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
  13.2          Certification of the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

------------
*    Filed herewith
(1) Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).
(2) Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786)
(3) Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142)
(4) Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2001

                       ALVARION LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2004

                                 IN U.S. DOLLARS


                                      INDEX

                                                                          Page
                                                                        --------
Reports of Independent Registered Public Accounting Firm                  F-2
Consolidated Balance Sheets                                             F-3-F-4
Consolidated Statements of Operations                                     F-5
Statements of Changes in Shareholders' Equity                             F-6
Consolidated Statements of Cash Flows                                   F-7-F-8
Notes to Consolidated Financial Statements                              F-9-F-37

                                  - - - - - - -

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of

                                  ALVARION LTD.

     We have audited the accompanying consolidated balance sheets of Alvarion Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S generally accepted accounting principles.


Tel-Aviv, Israel                                    KOST FORER GABBAY & KASIERER
February 7, 2005                                A Member of Ernst & Young Global


The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                    December 31,
                                                               ---------------------
                                                                 2003         2004
                                                               --------     --------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                    $ 22,323     $ 18,710
  Short-term bank deposits                                       30,036        9,325
  Marketable securities (Note 3)                                 27,060       31,430
  Trade receivables (net of allowance for doubtful accounts
   of $712 and $960 as of December 31, 2003 and 2004,
   respectively) (Note 15)                                       21,199       28,148
  Other accounts receivable and prepaid expenses (Note 4)         4,499        6,492
  Inventories (Note 5)                                           36,981       41,328
                                                               --------     --------
Total current assets                                            142,098      135,433
                                                               --------     --------
LONG-TERM INVESTMENTS:
  Long-term bank deposits                                        20,687       17,167
  Marketable securities (Note 3)                                 53,510       56,050
  Long-term receivables                                             834          456
  Severance pay fund                                              5,493        7,025
                                                               --------     --------
Total long-term investments                                      80,524       80,698
                                                               --------     --------
PROPERTY AND EQUIPMENT, NET (Note 6)                             11,939       11,925
                                                               --------     --------
INTANGIBLE ASSETS, NET (Note 7)                                  12,165       15,229
                                                               --------     --------
GOODWILL                                                         38,231       85,250
                                                               --------     --------
Total assets                                                   $284,957     $328,535
                                                               ========     ========

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands except share data


                                                                              December 31,
                                                                       -----------------------
                                                                           2003         2004
                                                                       ----------   ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt (Note 9)                        $    1,749   $    1,742
  Trade payables                                                           23,780       26,481
  Other accounts payable and accrued expenses (Note 8)                     26,210       53,869
                                                                       ----------   ----------
Total current liabilities                                                  51,739       82,092
                                                                       ----------   ----------
LONG-TERM LIABILITIES:
  Long-term debt (Note 8)                                                   5,248        3,505
  Accrued severance pay                                                     7,768       10,126
                                                                       ----------   ----------
Total long-term liabilities                                                13,016       13,631
                                                                       ----------   ----------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)
SHAREHOLDERS' EQUITY (Note 12):
  Share capital -
  Ordinary shares of NIS 0.01 par value:
   Authorized: 85,080,000 and 85,080,000 shares as of
     December 31, 2003 and 2004; Issued: 57,618,340 and
     61,750,002 shares as of December 31, 2003 and 2004,
     respectively; Outstanding: 53,821,567 and 57,953,229 shares
     as of December 31, 2003 and 2004, respectively                           148          157
  Additional paid-in capital                                              376,161      388,261
  Treasury shares at cost 3,796,773 shares as of December 31, 2003
   and 2004                                                                (7,876)      (7,876)
  Deferred stock compensation                                                (160)        (736)
  Accumulated other comprehensive income                                       --          226
  Accumulated deficit                                                    (148,071)    (147,220)
                                                                       ----------   ----------
Total shareholders' equity                                                220,202      232,812
                                                                       ----------   ----------
Total liabilities and shareholders' equity                             $  284,957   $  328,535
                                                                       ==========   ==========


The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                     Year ended December 31,
                                                              ----------------------------------
                                                                 2002         2003         2004
                                                              ---------    ---------    --------
Sales (Notes 14 and 15)                                       $  88,849    $ 127,208    $201,507
Cost of sales                                                    55,120       68,535     102,329
Write-off of excess inventory and provision for inventory
 purchase commitments (Note 2g)                                     250        6,562      11,412
                                                              ---------    ---------    --------
Gross profit                                                     33,479       52,111      87,766
                                                              ---------    ---------    --------
Operating costs and expenses:
  Research and development, net (Note 16a)                       24,077       23,505      27,816
  Selling and marketing                                          26,570       32,904      39,038
  General and administrative                                      6,018        6,323       9,681
  Merger and acquisition related expenses                            --        2,201         369
  Amortization of intangible assets                               2,400        2,606       2,779
  Amortization of deferred stock compensation (Note 16b)            580          511          60
  In-process research and development write-off                      --           --      10,993
  Restructuring                                                   1,102           --          --
                                                              ---------    ---------    --------
Total operating expenses                                         60,747       68,050      90,736
                                                              ---------    ---------    --------
Operating loss                                                  (27,268)     (15,939)     (2,970)
Financial income, net (Note 16c)                                  6,587        4,127       3,821
                                                              ---------    ---------    --------
Net income (loss)                                             $ (20,681)   $ (11,812)   $    851
                                                              =========    =========    ========
Net earnings (loss) per share (Note 16d)
Basic                                                         $   (0.38)   $   (0.23)   $   0.02
                                                              =========    =========    ========
Diluted                                                       $   (0.38)   $   (0.23)   $   0.01
                                                              =========    =========    ========

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

                                                                                            Other
                                                                              Deferred   accumulated              Total     Total
                                      Ordinary shares   Additional             stock       compre-                compre-   share-
                                    -------------------  paid-in   Treasury    compen-     hensive   Accumulated  hensive  holders'
                                      Number    Amount   capital    shares     sation      income     deficit     income    equity
                                    ----------  ------  ---------- --------   --------   ----------- -----------  ------- ----------
Balance at January 1, 2002          54,649,268   $141   $370,853   $     --   $ (1,165)     $ --    $ (115,578)           $ 254,251
 Exercise of employee stock options    361,934      1        222         --         --        --            --                  223
 Purchase of Treasury shares        (3,095,573)    --         --     (6,543)        --        --            --               (6,543)
 Cancellation of deferred stock
  compensation due to termination
  of employment                             --     --        (97)        --         97        --            --                   --
 Amortization of deferred stock
  compensation                              --     --         --         --        580        --            --                  580
 Net loss                                   --     --         --         --         --        --       (20,681)             (20,681)
                                    ----------   ----   --------   --------   --------      ----    ----------            ---------
Balance at December 31, 2002        51,915,629    142    370,978     (6,543)      (488)       --      (136,259)             227,830
 Exercise of employee stock options  2,607,138      6      4,922         --         --        --            --                4,928
 Purchase of Treasury shares          (701,200)    --         --     (1,333)        --        --            --               (1,333)
 Deferred stock compensation
  related to options granted
  to a director                             --     --        183         --       (183)       --            --                   --
 Amortization of deferred stock
  compensation related to options
  granted to a director                     --     --         --         --         23        --            --                   23
 Issuance of warrant pursuant to
  acquisition of InnoWave                   --     --         78         --         --        --            --                   78
 Amortization of deferred stock
  compensation                              --     --         --         --        488        --            --                  488
 Net loss                                   --     --         --         --         --        --       (11,812)             (11,812)
                                    ----------   ----   --------   --------   --------      ----    ----------            ---------
Balance at December 31, 2003        53,821,567    148    376,161     (7,876)      (160)       --      (148,071)             220,202
 Exercise of warrants and employee
  stock options                      4,131,662      9      9,813         --         --        --            --                9,822
 Deferred stock compensation
  related to options granted
  to employee                               --     --        293         --       (293)       --            --                   --
 Assumption of options granted to
  former interWAVE employees                --     --      1,994         --       (343)       --            --                1,651
 Amortization of deferred stock
  compensation related to options
  granted to a director                     --     --         --         --         60        --            --                   60
 Comprehensive income:
 Unrealized gains on foreign
  currency cash flow hedges                 --     --         --         --         --       226            --      226         226
Comprehensive income:
Net income                                  --     --         --         --         --        --    $      851   $  851         851
                                    ----------   ----   --------   --------   --------      ----    ----------   ------   ---------
                                                                                                                 $1,077
Total comprehensive income                                                                                       ======
Balance at December 31, 2004        57,953,229   $157   $388,261   $ (7,876)  $   (736)     $226    $ (147,220)           $ 232,812
                                    ==========   ====   ========   ========   ========      ====    ==========            =========

   The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                  Year ended December 31,
                                                                            ----------------------------------
                                                                               2002        2003         2004
                                                                            ---------    --------    ---------
Cash flows from operating activities:
Net income (loss)                                                           $ (20,681)   $(11,812)   $     851
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
 Depreciation                                                                   3,575       4,128        4,762
 Amortization of deferred stock compensation                                      580         511           60
 Interest, amortization of premium and accretion of discounts on held-to-maturity marketable securities, bank deposits and other
   long-term liabilities                                                          261         148          633
 In-process research and development write-off                                     --          --       10,993
 Amortization of other intangible assets                                        2,400       2,606        2,779
 Decrease (increase) in trade receivables                                       5,329      (5,033)      (3,697)
 Decrease in long term receivables and discount accretion related
   to long term receivables                                                        --         590        1,131
 Decrease (increase) in other accounts receivable and prepaid expenses          4,401         915         (486)
 Decrease (increase) in inventories                                             3,562        (934)          24
 Increase (decrease) in trade payables                                         (6,976)      6,524       (5,952)
 Increase (decrease) in other accounts payable and accrued expenses            (1,962)      3,280       11,066
 Accrued severance pay, net                                                       (14)        561          826
 Others                                                                            14          95           --
                                                                            ---------    --------    ---------
Net cash provided by (used in) operating activities                            (9,511)      1,579       22,990
                                                                            ---------    --------    ---------
Cash flows from investing activities:
 Purchase of property and equipment                                            (4,226)     (3,105)      (3,442)
 Proceeds from maturity of bank deposits                                       74,568       8,025      132,767
 Investment in bank deposits                                                  (52,821)    (14,925)    (109,097)
 Investment in held-to-maturity marketable securities                        (135,350)    (55,232)     (63,398)
 Proceeds from maturity of held-to-maturity marketable securities             114,854      69,861       56,416
 Proceeds from sale of held-to-maturity marketable securities                   9,478       1,137           --
Cash and cash equivalents used in the merger of Floware,
 the acquisition of interWAVE (c) and InnoWave (d)                               (118)     (9,334)     (47,907)
                                                                            ---------    --------    ---------
Net cash provided by (used in) investing activities                             6,385      (3,573)     (34,661)
                                                                            ---------    --------    ---------
Cash flows from financing activities:
 Proceeds from exercise of warrants and employee stock options                    223       4,928        9,822
 Repayment of current maturities of long-term debt                                 --          --       (1,764)
 Purchase of Treasury shares                                                   (6,543)     (1,333)          --
 Proceeds from long-term debt                                                      --       6,900           --
 Settlement of an OCS long-term liability                                          --      (8,534)          --
                                                                            ---------    --------    ---------
Net cash provided by (used in) financing activities                            (6,320)      1,961        8,058
                                                                            ---------    --------    ---------
Decrease in cash and cash equivalents                                          (9,446)        (33)      (3,613)
Cash and cash equivalents at the beginning of the year                         31,802      22,356       22,323
                                                                            ---------    --------    ---------
Cash and cash equivalents at the end of the year                            $  22,356    $ 22,323    $  18,710
                                                                            =========    ========    =========

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                   Year ended December 31,
                                                                            -------------------------------------
                                                                               2002          2003          2004
                                                                            ---------      ------       ---------
(a) Supplemental disclosure of cash flows activities:
Cash paid during the year for interest                                      $      41      $  334       $     120
                                                                            =========      ======       =========
(b) Non-cash transactions:
Purchase of property and equipment against trade payables                   $     481      $  128       $      --
                                                                            =========      ======       =========
(c) Cash and cash equivalents from the merger with
     interWAVE (see also Note 1d):
   Net fair value of the assets acquired and liabilities assumed at the merger date was as follows:
     Working capital, net (excluding cash and cash equivalents)                                         $ (15,236)
     Property and equipment                                                                                 1,434
     Long term receivables                                                                                    199
     In-process research and development                                                                   10,993
     Current technology                                                                                     3,450
     Customer relationships                                                                                 1,233
     Tradename and trademark                                                                                1,160
     Goodwill                                                                                              47,019
                                                                                                       ---------
                                                                                                          50,252
     Deferred stock compensation                                                                           (1,651)
     Accrued expenses related to the acquisition                                                             (694)
                                                                                                       ---------
                                                                                                       $  47,907
                                                                                                       =========
(d) Cash and cash equivalents from the acquisition of
     InnoWave (see also Note 1c):
   Net fair value of the assets acquired and liabilities assumed at the acquisition date was as follows:
     Working capital, net                                                                  $3,137
     Long-term receivables                                                                  1,512
     Property and equipment                                                                 2,200
     Technology and customer relations                                                      1,572
     Goodwill                                                                                 991
                                                                                           ------
                                                                                            9,412
Issuance of warrant                                                                           (78)
                                                                                           ------
                                                                                           $9,334
                                                                                           ======


The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 1: - GENERAL

     a. Alvarion Ltd. together with its worldwide subsidiaries ("the Company") is a provider of wireless broadband connectivity solutions and specialized cellular networks. The Company's solutions are used by telecom carriers and service providers worldwide and for private networks. The Company's products provide broadband data and voice services for subscribers in the "last mile" of connectivity, for feeding cellular networks, cellular network extensions and compact specialty networks. The Company's product offerings provide a range of integrated wireless broadband solutions, addressing different markets and frequency bands designed to address the various business models of carriers, service providers and private network operators. The Company's products are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, from residential and small office, home office markets, through small and medium enterprises and multi-tenant units/multi-dwelling units. The Company's products also serve a variety of end-users and applications including residential cellular users, governmental agencies, homeland security, disaster relief agencies and travel/leisure companies. The Company's products operate in licensed and license-free bands ranging from 450 MHz to 28 GHz frequency bands and comply with various industry standards.

          As for geographic markets and major customers, see Note 14.

     b. Alvarion Ltd. has wholly-owned active subsidiaries: in the United States, United Kingdom, France, Romania, Brazil, Hong-Kong, Japan, Mexico, Turkey, Poland, Israel, Uruguay, China, Ireland and Philippines primarily engaged in marketing, pre-sales, sales, manufacturing and development activities.

     c.   Acquisition of InnoWave Wireless Systems:

          On April 1, 2003, the Company entered into an asset purchase agreement pursuant to the terms of which the Company acquired certain assets and assumed certain liabilities of InnoWave Wireless Systems Ltd. ("InnoWave") for an aggregate purchase price of $9,428. The purchase price consists of a cash payment of $9,100, fair value of $78 related to a warrant issued to the selling company ("ECI") to purchase 200,000 Ordinary shares of the Company and $250 acquisition related costs.

          InnoWave was a provider of fixed wireless wideband voice and data point-to-multipoint solutions.

          The acquisition of InnoWave strengthens and enlarges the Company's diversified customer base and distributions channels and enables the Company to offer its customers a comprehensive range of integrated wireless broadband access products and platforms.

          The acquisition has been accounted for using the purchase method of accounting as determined in SFAS 141: Business combination ("SFAS No.141") and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1: - GENERAL (Continued)

     Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition, as follows:

                                                                  As of April 1,
                                                                       2003
                                                                  --------------
     Current assets                                                 $  13,411
     Property and equipment                                             2,200
     Long-term receivables                                              1,512
     Intangible assets:
       Technology                                                       1,072
       Customer relations                                                 500
       Goodwill                                                           991
                                                                    ---------
     Total assets acquired                                             19,686
                                                                    ---------
     Liabilities assumed:
       Current liabilities                                            (10,258)
                                                                    ---------
     Total liabilities assumed                                        (10,258)
                                                                    ---------
     Net assets acquired                                            $   9,428
                                                                    =========

     The amount of the excess cost attributable to current technology of two products -- the MGW and eMGW is $1,072 and was determined using the Income Approach on the basis of the present value of cash flows attributable to the current technology over expected future life.

     The value assigned to the customer relations amounted to $500. The Company's customer relations have been valued using the Income Approach. The valuation of the customer relations derives mostly from long standing relationships with customers with no contracts.

     The excess of the cost of $991 over the net amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. An acquired workforce that does not meet the separability criteria has been included in the amount recognized as goodwill.

     The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over a weighted average amortization period of 6.8 years, ranging between three and a half to eight years (see also Note 2k).

     The operations of InnoWave are included in the consolidated statements since April 1, 2003.

     The unaudited pro forma information below assumes that the acquisition had been consummated on January 1, 2002 and January 1, 2003 and includes the effect of amortization of intangible assets from that date. This data is presented for information purposes only and is not necessarily

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 1: - GENERAL (Continued)

     indicative of the results of future operations or the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

                                                        Year ended December 31,
                                                        -----------------------
                                                           2002          2003
                                                        ---------     ---------
                                                               Unaudited
                                                        -----------------------
     Net revenues                                       $ 134,633     $ 130,675
                                                        =========     =========
     Net loss                                           $ (99,682)    $ (13,734)
                                                        =========     =========
     Basic and diluted net loss per share               $   (1.85)    $   (0.26)
                                                        =========     =========

d.   Acquisition of interWAVE Communications International, Ltd.:

     On December 9, 2004, the Company entered into an amalgamation agreement with interWAVE Communications International, Ltd. ("interWAVE") a publicly traded company pursuant to the terms of which the Company acquired interWave for an aggregate purchase price of $50,783. The purchase price consists of a cash payment of $47,688, fair value of $1,651 related to 320,826 options granted to InterWAVE's employees in exchange for their previously held vested options and $1,444 acquisition related costs.

     interWAVE was a provider of compact mobile network equipment and services, primarily aimed at low density markets in developing regions, as well as specialty vertical applications.

     The acquisition of interWAVE provides a complementary voice and data solution for both fixed and mobile operators in developing regions of the world, enlarges and strengthens the Company's diversified customer base and sales channels, and increases the Company's technical expertise in design and deployment of mobile systems.

     The acquisition has been accounted for using the purchase method of accounting as determined in SFAS No.141. Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition.

     The results of operations have been included in the consolidated financial statements since December 9, 2004.

     The allocation period was closed in March 2005, when the Company determined that it is no longer waiting for information, which is known to be available or obtainable in order to properly identify and measure the fair value of the assets acquired and the liabilities assumed.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------

U.S. dollars in thousands
NOTE 1: - GENERAL (Continued)

     Based upon a valuation of the tangible and intangible assets acquired and assumed liabilities, the Company has allocated the total cost of the acquisition, as follows:

                                                                        As of
                                                                     December 9,
                                                                        2004
                                                                    ------------
     Current assets                                                  $   9,924
     Property and equipment                                              1,434
     Other non current assets                                              264
     Intangible assets:
       Goodwill                                                         47,019
       In-process research and development                              10,993
       Current technology                                                3,450
       Customer relations                                                1,233
       Tradename and trademark                                           1,160
                                                                     ---------
     Total assets acquired                                              75,477
                                                                     ---------
     Liabilities assumed:
     Current liabilities                                               (24,694)
                                                                     ---------
     Net assets acquired                                             $  50,783
                                                                     =========

     The allocation of the intangibles assets was determined based on appraisals performed by an independent third party using several valuation approaches.

     The amount allocated to in-process research and development ("IPR&D") of the CDMA (Code Division Multiple Access) and a certain GSM technology was determined using the Income Approach. These technologies were considered to have no alternative future use other than the technological indications for which they were in development and no technological feasibility had been established. Accordingly, this amount was expensed in the consolidated statement of operations, upon consummation of the acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4").

     The amount of the excess cost attributable to current technology relates to GSM technology, other than the technology that was identified as IPR&D, was determined using the Income Approach on the basis of the present value of cash flows attributable to the current GSM technology and is amortized on a straight-line basis over expected future life of seven years. A seven year period was estimated based upon duration of the cash flow associated with the existing technology and managements estimates of its useful life.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1: - GENERAL (Continued)

     The value assigned to the customer relations was determined using the Income Approach. This valuation is based upon backlog at the date of acquisition, historical revenues by customer and customer renewal rates, and is amortized on a straight-line basis over two years. A two-year period was estimated based upon a 50% customer survival factor.

     The value of tradenames and trademarks was based upon cost to generate. This cost was estimated based upon the historical advertising and promotion spending over the last two years, pertaining to the GSM product line and is amortized on a straight-line basis over two years based upon the expected transition time from the legacy hardware to the next generation hardware.

     The excess of the cost of $47,019 over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. An acquired workforce of $3,249, which did not meet the separability criteria has been included in the amount assigned to goodwill.

     The unaudited pro forma information below assumes that the acquisition had been consummated on January 1, 2003 and January 1, 2004, includes the effect of amortization of intangible assets and does not include the IPR&D write off from that date. This data is presented for information purposes only and is not necessarily indicative of the results of future operations or the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

                                                         Year ended December 31,
                                                         ----------------------
                                                             2003        2004
                                                          ---------    --------
                                                                Unaudited
                                                          ---------------------
     Net revenues                                         $ 163,435    $233,921
                                                          =========    ========
     Net loss                                             $ (26,495)   $ (4,108)
                                                          =========    ========
     Net loss per share                                   $   (0.51)   $  (0.07)
                                                          =========    ========

e.   Concentration of other risks

     During the years ended December 31, 2003 and 2004 one of the Company's customers, a large operator in Latin America (the "Operator") accounted for approximately 14% and 31% of the Company's annual revenues (see Note 14b).

     A loss of the Operator as the Company's customer or a significant reduction of the amount of products ordered by the Operator and the Company's inability to obtain a satisfactory replacement in a timely manner may adversely affect the Company's sales and the results of operations.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

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

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of the Financial Accounting Standard No. 52 "Foreign Currency Translation". All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as appropriate.

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

     e.   Short-term and long-term bank deposits:

          Bank deposits with maturities of more than three months and up to one year are included in short-term bank deposits. Bank deposits with maturities of one year or more are included in long-term bank deposits. As of December 31, 2003 and 2004, most of the bank deposits are in U.S. dollars and bear interest at a weighted average interest rate of 4.06% and 4.13% respectively. The deposits are presented at their cost, including accrued interest.

     f.   Marketable securities:

          The Company accounts for its investments in marketable securities using Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

          Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In the years ended December 31, 2003 and 2004, all securities covered by SFAS No. 115 were designated by the Company's management as held-to-maturity.

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

g.   Inventories:

     Inventories are stated at the lower of cost or market value. Cost is determined as follows:

     Raw materials and components -- using the "weighted moving average cost" method.

     Work in progress and finished products is based on the cost of raw materials and components used and the cost of production as follows:

     Labor and overhead calculated on a periodic average basis, which approximates actual cost including direct and indirect manufacturing costs and related overhead.

     Inventory write offs have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts.

     During 2002, 2003 and 2004, the Company recorded inventories write-offs and provisions for inventory purchase commitments in a total amount of $250, $5,255 and $10,908, respectively and an additional $0, $1,307 and $504, respectively, related to the Company's commitments to purchase inventories no longer required.

     The purchase commitment liability is related to on-order inventory that is in excess of the Company's future demand forecasts, amounted to approximately $4,390 and $4,894 as of December 31, 2003 and 2004, respectively.

     During 2003 and 2004, approximately $6,133 and $5,595, respectively of inventory previously written-off had been utilized.

h.   Long-term trade receivables

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

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Continued)

i.   Property and equipment, net:

      Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                                 %
                                              -------------------------------------
      Office furniture and equipment                          7 - 15
      Computers and manufacturing equipment                  15 - 33
      Motor vehicles                                            15
      Leasehold improvements                     Over the shorter of the related
                                              lease period or the life of the asset

j.   Impairment of long-lived assets:

     The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2002, 2003 and 2004, no impairment losses have been identified.

k.   Other intangible assets, net:

     Intangible assets acquired in a business combination are amortized over their estimated useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Accounting Standard No. 142, "Goodwill and Other Intangible Assets":

     Current technology -- (i) the acquired Floware and interWAVE current technologies are being amortized over a period of seven years on the straight-line method and, (ii) the amount allocated to the InnoWave current technology is being amortized on a straight-line basis over 4.75 years and
     7.75 years reflecting different product amortization schedules.

     Customer relations -- (i) The amount allocated to the customer relations of InnoWave is being amortized on a straight-line basis over 3.75 years reflecting the expected attrition in customer relationships. (ii) The amount allocated to the customer relations of interWAVE is being amortized on a straight-line basis over 2 years based upon a 50% customer survival factor.

     Tradename and trademark -- The amount allocated to the acquired Tradename and trademark of interWAVE was based upon cost to generate the Tradename and trademark. This cost was estimated based upon the historical advertising and promotion spending over the last two years, due to the fact that the Company will not use interWAVE's name but will use the GSM product names. The amount allocated to the tradename and trademark is being amortized on a straight-line basis over two years based upon the expected transition time from the legacy hardware to the next generation hardware.

     Goodwill -- Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     SFAS 142: Goodwill and Other Intangible Assets ("SFAS 142") prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

     In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

     Goodwill attributable to the Company's single reporting unit as defined under SFAS No. 142, was tested for impairment by comparing its fair value with its carrying amount. Fair value is determined using an income approach and a market approach. Estimates used in the methodologies include estimated future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples.

     The Company performed the required annual impairment tests of goodwill's fair value in 2003. Based on management projections, expected future discounted operating cash flows and market multiples, no indication of goodwill impairment was identified in 2003.

     In accordance with the guidelines of SFAS No.141, during 2004 no indicators existed of assets and liabilities that comprise the reporting unit have changed significantly since the most recent fair value determination. Consequently, the company carried forward the determination of fair value analysis from 2003.

l.   Income taxes:

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

m.   Accounting for stock-based compensation:

     The Company has elected to follow Accounting Principles Board Statement No. 25, "Accounting for Stock Options Issued to Employees" and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure", which amended certain provisions of SFAS
     123. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Pro forma information regarding the Company's net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

     The fair value of options granted in 2002, 2003 and 2004 is amortized over their vesting period, generally over four years period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                   2002        2003        2004
                                                 -------     -------     -------
     Dividend yield                                  0%          0%          0%
     Expected volatility                            53%         94%         61%
     Risk-free interest                            1.5%          3%       3.32%
     Expected life of up to                      4 years     4 years     3 years

     Pro forma information under SFAS No. 123, is as follows:

                                                     Year ended December 31,
                                                --------------------------------
                                                  2002        2003        2004
                                                --------    --------    -------
     Net income (loss) available to Ordinary
       shares -- as reported                    $(20,681)   $(11,812)   $   851
     Add -- stock-based employee
       compensation -- intrinsic value               580         511         60
     Deduct -- stock-based employee
       compensation-fair value                    (7,618)     (8,064)    (6,541)
                                                --------    --------    -------
     Pro forma:
     Net loss                                   $(27,719)   $(19,365)   $(5,630)
                                                ========    ========    =======
       Net earnings (loss) per share
       Basic as reported                        $  (0.38)   $  (0.23)   $  0.02
                                                ========    ========    =======
       Diluted as reported                      $  (0.38)   $  (0.23)   $  0.01
                                                ========    ========    =======
       Pro forma basic and diluted net loss     $  (0.51)   $  (0.37)   $ (0.10)
                                                ========    ========    =======

n.   Revenue recognition:

     The Company generates revenues from selling its products indirectly through distributors and OEMs and directly to end-users.

     Revenues are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" and Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables", when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collection is reasonably assured.

     The Company generally does not grant a right of return. However, the Company has granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are deferred until the distributors resell the Company's products to their customers provided that all other revenue recognition criteria are met.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In cases under which the Company is obligated to perform post delivery installation services, revenues are recognized upon completion of the installation.

     In transactions, where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

o.   Warranty costs:

     The Company provides a 12 to 36 month warranty period for all of its products. The specific terms and conditions of a warranty vary depending upon the product sold and customer it is sold to. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

     Changes in the Company's warranty allowance during the period are as follows:

                                                                  Year ended December 31,
                                                                  -----------------------
                                                                      2003        2004
                                                                  ----------- -----------
     Balance at the beginning of the year                          $  1,202    $  4,070
     Warranties issued during the year                                4,529       6,327
     Settlements made during the year                                (1,213)     (3,376)
     Changes in liability for pre-existing warranties during the
       year, including expirations                                     (448)       (247)
                                                                   --------    --------
     Balance at the end of the year                                $  4,070    $  6,774
                                                                   ========    ========

p.   Research and development:

     Research and development costs, net of grants received, are charged to the statement of operations as incurred.

q.   Grants and participations:

     Royalty and non-royalty bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.

r.   Severance pay:

     The liability for severance pay for the Israeli companies is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of these policies is recorded as an asset in the consolidated balance sheet. Severance pay expenses for the years ended December 31, 2002, 2003 and 2004, were $2,787, $2,410 and $3,016, respectively.

s.   Advertising expenses:

     Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004, were $351, $250 and $466, respectively.

t.   Basic and diluted net earnings (loss) per share:

     Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, "Earnings Per Share".

     The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earning
     (loss) per share due to their anti-dilutive effect was 14,730, 15,548 and 555 for the years ended December 31, 2002, 2003 and 2004, respectively.

u.   Concentration of credit risk:

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

     The trade receivables and the long-term receivables of the Company and its subsidiaries are derived from sales to customers located primarily in North America and Latin America, the Far East and Europe. The Company and its subsidiaries generally do not require collateral; however, under certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advance payments. Regarding certain account receivables balances, the Company is covered by foreign trade risk insurance. The Company and its subsidiaries perform ongoing credit evaluations of their customers and, to date, have not

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     experienced material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

     The change in the allowance for doubtful accounts expenses (income) for the years ended December 31, 2002, 2003 and 2004, was $88, $(582), and $727,
     respectively.

v.   Fair value of financial instruments:

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

     The fair value of derivative instruments is determined by obtaining current quotes from banks.

w.   Derivative instruments:

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

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

     Cash flow Hedging Strategy:

     To hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS with forwards and put and call options (zero-cost collar). These option contracts are designated as cash flow hedges, as defined by SFAS No. 133 and Derivative Implementation Group Issue G20 and are all effective.

     The Company recognized gains of $407 during the year ended December 31, 2004. All amounts have been included in salary expenses in the statement of operations.

     As of December 31, 2004 the Company recorded accumulated other comprehensive income in the amount of $226 from its zero cost collar with respect to anticipated payroll expenses expected to be incurred during 2005. Such amount will be recorded into earnings during 2005.

     Fair Value Hedging Strategy:

     The Company enters into forward exchange contracts to hedge a portion of its NIS trade payables for a period of one to three months. The purpose of the Company's foreign currency hedging activities is to protect the fair value due to foreign exchange rates.

x.   Reclassification

     Certain amounts from prior years' cash flow presentation of long-term receivables have been reclassified to conform to current period presentation.

y.   Impact of recently issued accounting standards:

     In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, An amendment of ARB No. 43, Chapter 4.". SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

     In March 2004, the Financial Accounting Standards Board approved the consensus reached on Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued FASB Staff Position ("FSP") FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1," which defers the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1 pending the development of

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     further guidance. The Company will continue to monitor these developments concerning this Issue and are currently unable to determine the impact of EITF 03-1 on its financial position or results of operations.

     On December 16, 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The new standard will be effective for the Company in the first interim period beginning after January 1, 2006.

     As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for Statement 123(R) purposes. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company result of operations, although it will have no impact on the Company overall financial position. Had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2m to the consolidated financial statements. The Company is currently evaluating the impact of this standard on its results of operations and financial position.

NOTE 3: - MARKETABLE SECURITIES

     The following is a summary of held-to-maturity marketable securities:

                                                            Gross        Gross      Estimated
                                             Amortized   unrealized   unrealized   fair market
                                                cost        gains       losses        value
                                             ---------   ----------   ----------   -----------
     December 31, 2003:
       Corporate and bank debentures:
         Maturing within one year             $27,060       $ 79       $   (224)     $26,915
         Maturing within one to two years      53,510        138           (353)      53,295
                                              -------       ----       --------      -------
                                              $80,570       $217       $   (577)     $80,210
                                              =======       ====       ========      =======
     December 31, 2004:
       Corporate and bank debentures:
         Maturing within one year             $31,430       $ --       $   (441)     $30,989
         Maturing within one to two years      56,050         --           (730)      55,320
                                              -------       ----       --------      -------
                                              $87,480       $ --       $ (1,171)     $86,309
                                              =======       ====       ========      =======

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 3: - MARKETABLE SECURITIES (Continued)

     The unrealized losses of the Company's investments in held to maturity marketable securities were mainly caused by interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Based on the immaterial severity of the impairments and the ability and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2004.

     The Company sold held-to-maturity marketable securities only during the years ended December 31, 2002 and 2003 amounting to $9,478 and $1,137, respectively. The marketable securities were sold before their maturity, due to a deterioration in their credit rating. As a result of the sale, the Company recorded immaterial gains during 2002 and 2003.

     As of December 31, 2004, the aggregate amount of gross unrealized losses, which have been in a continuous loss position for 12 months or longer was immaterial.

NOTE 4: - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                                  December 31,
                                                              ------------------
                                                               2003        2004
                                                              ------      ------
     Government authorities                                   $1,552      $2,877
     Prepaid expenses                                          1,231       1,358
     Other                                                     1,716       2,257
                                                              ------      ------
                                                              $4,499      $6,492
                                                              ======      ======

NOTE 5: - INVENTORIES

     Raw materials and components                            $11,624     $10,490
     Work in progress                                         10,623      10,025
     Finished products                                        14,734      20,813
                                                             -------     -------
                                                             $36,981     $41,328
                                                             =======     =======

See also Note 2g.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 6: - PROPERTY AND EQUIPMENT, NET

                                                                 December 31,
                                                             -------------------
                                                               2003        2004
                                                             -------     -------
     Cost:
       Office furniture and equipment                        $ 1,582     $ 1,707
       Computers and manufacturing equipment                  21,367      25,598
       Motor vehicles                                             38         273
       Leasehold improvements                                  2,552       2,709
                                                             -------     -------
                                                              25,539      30,287
                                                             -------     -------
     Accumulated depreciation:
       Office furniture and equipment                            575         620
       Computers and manufacturing equipment                  12,137      16,523
       Motor vehicles                                             20          35
       Leasehold improvements                                    868       1,184
                                                             -------     -------
                                                              13,600      18,362
                                                             -------     -------
     Depreciated cost                                        $11,939     $11,925
                                                             =======     =======

NOTE 7: - INTANGIBLE ASSETS, NET

       Intangible assets:

     Cost:
       Current technology                                    $17,871     $21,321
       Customer relations                                        500       1,733
       Tradename and Trademark                                    --       1,160
                                                             -------     -------
                                                              18,371      24,214
                                                             -------     -------
     Accumulated amortization:
       Current technology                                      6,106       8,677
       Customer relations                                        100         272
       Tradename and Trademark                                    --          36
                                                             -------     -------
     Accumulated amortization                                 (6,206)     (8,985)
                                                             -------     -------
     Amortized cost                                          $12,165     $15,229
                                                             =======     =======

     Current technology amortization expenses amounted to $2,400, $2,507 and $2,571 for the years ended December 31, 2002, 2003 and 2004, respectively.

     Customer relations amortization expenses amounted to $100 and $172 for the years ended December 31, 2003 and 2004, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 7: - INTANGIBLE ASSETS, NET (Continued)

     Estimated amortization expenses for the years ended:

                                                       Amortization
                                                         expenses
     Year ended December 31,                           ------------
          2005                                            $4,365
          2006                                            $4,290
          2007                                            $3,035
          2008                                            $1,825
          2009                                            $  624

NOTE 8: - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                    December 31,
                                                               --------------------
                                                                 2003         2004
                                                               -------      -------
     Employees and payroll accruals                            $ 8,452      $11,563
     Service providers and consultants                           3,584        8,028
     Accrued expenses                                            1,150        1,031
     Royalties payable to the OCS                                1,477        2,005
     Provision for merger and acquisition related expenses       3,133        2,522
     Warranty provision                                          4,070        6,774
     Advances from customers                                       260       10,737
     Provision for agent commissions                             2,740        3,702
     Other                                                       1,344        7,507
                                                               -------      -------
                                                               $26,210      $53,869
                                                               =======      =======

NOTE 9: - LONG-TERM DEBT

     Long-term loan (1)                                           $6,997      $5,248
     Less-current maturities                                       1,749       1,742
                                                                  ------      ------
                                                                  $5,248      $3,506
                                                                  ======      ======
     As of December 31, 2004, the aggregate annual maturities
       of the long-term loan are as follows:
     First year (current maturities)                              $1,742
     Second year                                                  $1,753
     Third year                                                   $1,753

     (1) During 2003, the Company entered into a long-term loan agreement with a bank designated for the settlement of a portion of its OCS royalties payment obligation (see also Note 10).

          The loan is linked to the U.S. dollar and is payable in four equal annual installments carrying variable interest of LIBOR + 0.33% per annum. The accrued interest as of December 31, 2004, amounted to $72.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 10: - OTHER LONG-TERM LIABILITIES

     Under an arrangement previously entered with the Office of the Chief Scientist in Israel's Ministry of Industry and Trade ("the OCS"), the company settled its liability for the amount due of $8,534. The repayment to the OCS could be made over a period of five years from the date of settlement. The liability is linked to Israel's Consumer Price Index ("CPI") and bears annual interest of 4% (see also Note 9).

     This Arrangement enables the Company to participate in new OCS programs under which it will be eligible to receive grants for research and development projects without any royalty repayment obligations excluding OCS program grants resulting from InnoWave's former operations which were not included in the Arrangement.

NOTE 11: - COMMITMENTS AND CONTINGENT LIABILITIES

a. Premises occupied by the Company are leased under various lease agreements. The lease agreements for these premises will expire in 2007.

     The Company has leased various motor vehicles under operating lease agreements. These leases expire in fiscal year 2007.

     Future minimum rental payments under such leases for the year ending December 31, 2004 are as follows:

                                                                        Lease of
                                                          Rental of      motor
                                                           premises     vehicles
                                                          ---------     --------
     2005                                                   $4,241       $2,112
     2006                                                    1,293        1,698
     2007                                                       53          719
                                                            ------       ------
                                                            $5,587       $4,529
                                                            ======       ======

     Total rental expenses for the years ended December 31, 2002, 2003 and 2004, were $3,594, $3,991 and $4,537, respectively. Motor vehicle leasing expenses for the years ended December 31, 2002, 2003 and 2004, were $2,041, $2,219 and $2,079, respectively.

b.   Litigation:

     1. A lawsuit was filed by a former customer of interWAVE on December 8, 2004, for compensatory damages with respect to certain alleged damages caused by interWAVE actions in the amount of approximately $4,000. As this claim is yet in its preliminary stage, it is impractical to predict its outcome. The management of the Company does not believe it will have a material effect on the Company's financial results nor could the Company's legal advisors estimate the likelihood of an unfavorable outcome of this matter.

     2. During 2001 a purported Class Action (the "Action") lawsuit was filed against interWAVE asserting failure to disclose certain alleged improper actions by various underwriters and interWAVE's officers and directors under the Securities Act of 1933 and the Securities Exchange Act of 1934 followed by interWAVE's initial public offering. A stipulation of Settlement (the "Settlement") has been submitted to the Court for preliminary approval.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 11: - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

          Under the Settlement interWAVE will be dismissed of all claims in exchange for a contingent payment guarantee by the insurance companies responsible for insuring interWAVE as an issuer. There is no guarantee that the settlement will become effective as it is subject to certain terms. In case settlement will not occur, the Company is of the opinion that it has a good defense against the action. However, the litigation results cannot be predicted at this point.

c. As of December 31, 2004, the Company obtained bank guarantees in the total amount of approximately $15,131, in favor of vendors, customers, lessors and Government authorities.

d.   Royalties:

     The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. During 2003 and 2004, the Company had recorded royalty-bearing grants from the Office of the Chief Scientist of Israel's Ministry of Industry and Trade ("the OCS") aggregating to $1,087 and $480, respectively, for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100%. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required.

     During 2003 and 2004, the Company has paid or accrued royalties to the OCS in the amount of $1,167 and $3,151, respectively. As of December 31, 2003 and 2004, the aggregate contingent liability to the OCS amounted to $9,598 and $7,157, respectively.

NOTE 12: - SHARE CAPITAL

a. The Company listed its shares for trade on the NASDAQ National Market and on the Tel-Aviv Stock Exchange.

b.   Shareholders' rights:

     The Ordinary shares confer upon the holders rights to receive notice to participate and vote in general meetings of the Company, to receive dividends, if and when declared and to receive, upon liquidation, a pro rata share of any remaining assets.

c.   Treasury stocks:

     Through December 31, 2002, the Company resolved to implement a share buy-back plan under which the total amount to be paid for the repurchased shares shall not exceed $9,000.

     As of December 31, 2004, the Company purchased 3,796,773 shares at a weighted average price per share of approximately $2.07 per share.

d.   Exchange offer plan:

     During September 2002, the Company adopted a voluntary employee stock option exchange program, under which the employees were offered the right to cancel outstanding stock options carrying an exercise price above $4.6 in exchange for a future grant. The number of new options for each participant was calculated under the terms of the plan based on each participant's

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 12: - SHARE CAPITAL (Continued)

     cancelled options exercise price. The future grant took place six months and one day from the cancellation date and ranged from 2% to 85% of the number of cancelled options.

     The new options, generally, vest over two and a half years of employment. The exercise price of the new options is based on the quoted market price of the Company's Ordinary shares at the time of the grant thereof. The total number of options cancelled under the exchange program was 6,031,913.

e.   Warrants:

     In connection with Floware's merger, the Company issued warrants to purchase 416,174 of its Ordinary shares exercisable through March 2005, at a weighted average exercise price of $5.42 per share, in exchange for then outstanding Floware warrants.

     In connection with the acquisition of InnoWave, the Company issued to ECI Telecom Ltd. a warrant to purchase 200,000 Ordinary shares of the Company exercisable over a period of five years at an exercise price of $3 per share.

     As of December 31, 2004, 381,682 warrants were exercised for the Company's Ordinary shares and the remaining warrants expired. As of December 31, 2004, there are no outstanding warrants.

f.   Share options:

     Since 1994, the Company has granted options to purchase Ordinary shares to key employees, directors and consultants as an incentive to attract and retain qualified personnel under several plans. Under the terms of these plans, options generally vest ratably over a period of up to four years, commencing on the date of grant. The options generally expire no later than 10 years from the date of grant, and are non-transferable, except under the laws of succession. Each option may be exercised to purchase one Ordinary share for an exercise price that is generally equal to the quoted market price of the underlying share on the date of grant. Options that are cancelled or forfeited before expiration become available for future grants.

     The Company has six stock option plans under which 24,998,651 Ordinary shares were reserved for issuance. As of December 31, 2004, 1,757,766 Ordinary shares of the Company are still available for future grants under the various option plans.

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 12: - SHARE CAPITAL (Continued)

     A summary of the Company's stock option activity and related information is as follows:



                                                             Year ended December 31,
                                  ----------------------------------------------------------------------------
                                            2002                       2003                       2004
                                  ----------------------     ----------------------     ----------------------
                                                Weighted                   Weighted                   Weighted
                                                 average                    average                   average
                                    Amount      exercise       Amount      exercise       Amount      exercise
                                  of options      price      of options      price      of options     price
                                  ----------    --------     ----------    --------     ----------    --------
     Outstanding at the
       beginning of the year      16,017,081      $5.88       8,074,838      $3.18      12,856,308     $ 3.45
     Granted                         489,300      $1.77       8,019,296      $3.51       4,233,566     $15.72
     Exercised                      (361,934)     $0.62      (2,607,138)     $1.89      (3,749,980)    $ 2.69
     Forfeited or cancelled       (8,069,609)     $8.58        (630,688)     $7.08        (583,767)    $ 7.89
                                  ----------                 ----------                 ----------
     Outstanding at the end
       of the year                 8,074,838      $3.18      12,856,308      $3.45      12,756,127     $ 7.55
                                  ==========      =====      ==========      =====      ==========     ======
     Options exercisable at
       the end of the year         5,286,793      $3.03       5,815,793      $2.9        4,587,519     $ 5.75
                                  ==========      =====      ==========      =====      ==========     ======

     In connection with the grant of certain share options to employees in 2002, 2003 and 2004, the Company recorded amortization of deferred stock compensation of $580, $511 and $60, respectively, for the aggregate differences between the respective exercise price of options at their dates of grant and the fair value of the Ordinary shares subject to such options. Unamortized deferred stock compensation is presented as a reduction in shareholders' equity and is amortized ratably over the vesting period of the related options.

     The options outstanding as of December 31, 2004, have been classified into range of exercise prices, as follows:

                               Options         Weighted                       Options
                             outstanding        average       Weighted      exercisable     Weighted
                                as of          remaining       average         as of        average
     Exercise price         December 31,      contractual     exercise     December 31,     exercise
         (range)                2004         life (years)       price          2004          price
     --------------         ------------     ------------     --------     ------------     --------
            $                                                     $                            $
     --------------                                           --------                      --------
     0.0021 - 0.003            114,456          2.6528         0.0026          114,456         0.00
       0.56 - 0.639             51,297          1.6931          0.581           51,297         0.58
      0.98 - 1.2692            286,408          3.7687         1.1098          286,408         1.11
         1.9 - 2.74          5,822,698          7.4995         2.1590        2,741,166         2.10
     2.992 - 4.6023            576,821           2.552         3.6271          564,215         3.61
        5.01 - 7.39            666,572           7.584         5.9004          321,322         5.76
       7.56 - 11.32          1,179,648           8.391        10.7539          162,749        10.71
      11.46 - 17.16          3,941,930           9.655        13.5167          237,648        13.96
     17.57 - 866.78            116,797           4.639         99.614          108,258       104.96
                            ----------                                       ---------
                            12,756,627                           7.55        4,587,519         5.75
                            ==========                        =======        =========       ======

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 12: - SHARE CAPITAL (Continued)

     Weighted average fair value of options whose exercise price is greater than, equal to or lower than the market price of the shares at date of grant are as follows:


                                                    Weighted average fair value of
                                                 options granted at an exercise price
                                                 ------------------------------------
                                                    2002         2003         2004
                                                 ----------   ----------   ----------
     Less than fair value at date of grant         $   --       $ 0.16       $ 7.87
                                                   ======       ======       ======
     Equal to fair value at date of grant          $ 0.73       $ 2.27       $ 5.86
                                                   ======       ======       ======
     Exceeds the fair value at date of grant       $   --       $   --       $ 1.67
                                                   ======       ======       ======

     During 2003, the Company issued 300,000 options to purchase Ordinary shares to one of its directors. As a result, the Company recorded deferred stock compensation amounting to $183.

     In connection with interWAVE's acquisition, the Company issued to interWAVE former CEO 20,850 options to purchase Company's Ordinary shares. As a result the company recorded deferred stock compensation amounting to $293.

     These grants terms are included in the aforementioned tables.

i.   Dividends:

     In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company's Board of Directors has determined that tax exempt income if any, will not be distributed as dividends.

NOTE 13: - TAXES ON INCOME

     Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate of 35%. However, as detailed below, income derived in Israel from certain "Approved Enterprises" will enjoy certain tax benefits for a specific definitive period. The allocation of income derived from approved enterprises is dependent upon compliance with certain requirements with the Investment Law.

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

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13: - TAXES ON INCOME (Continued)

     "Approved Enterprise". Accordingly, Alvarion Ltd.'s income from that "Approved Enterprise" will be tax-exempt for a period of 10 years. The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

     During February 2000, Alvarion Ltd. submitted an expansion request for its third "Approved Enterprise" regarding its production facilities in Nazareth and Carmiel (which was relocated during 2004 to Migdal Haemek). The income derived from this "Approved Enterprise" will be tax-exempt for a period of 10 years. The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income. Alvarion Ltd.'s expansion request has been approved.

     The period of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The period of benefits for the first, second and third plans have not yet commenced, and will expire in 2008, 2010 and 2014, respectively.

     In connection with its merger with Floware in 2001, Alvarion Ltd. assumed the following Floware Ltd. "Approved Enterprise" agreement:

     Floware Ltd. was granted an "Approved Enterprise" status for its 1997 plan regarding the production facility in Or-Yehuda. After the merger, the operations were relocated to Alvarions's facilities in Tel-Aviv. The income derived from this "Approved Enterprise" will be tax-exempt for a period of two years and will enjoy a reduced tax rate thereafter of 10%-25% for an additional period of five to eight years (depending on the percentage of foreign investment in the Company). The period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

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

     During 2003, the Company had applied for the assignment of InnoWave's former "Approved Enterprise" status to Alvarion. As of December 31, 2004, such approval has been obtained.

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

     If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company the distribution would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an "Approved Enterprise". As of December 31, 2004, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13: - TAXES ON INCOME (Continued)

     A recent amendment to the Investment Law (the "Amendment"), that has been officially published and effected since of April 1, 2005, has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

     The Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

     Commencing with taxable year 2003, the Company has elected to measure its results for Israeli tax purposes on the basis of amounts denominated in US dollar.

     This election obligates the Company for a three-year-period.

d.   Pre-tax income (loss):

                                                Year ended December 31,
                                         --------------------------------------
                                            2002            2003          2004
                                         ---------       ---------       ------
     Domestic                            $ (20,696)      $ (11,798)      $ (939)
     Foreign                                    15             (14)       1,790
                                         ---------       ---------       ------
                                         $ (20,681)      $ (11,812)      $  851
                                         =========       =========       ======

e.   Carryforward losses:

     As of December 31, 2004, Alvarion Ltd. had an available tax loss carryforward amounting to approximately $89,000, may be carried forward, in order to offset taxable income in the future, for an indefinite period.

     In addition, an accumulated net tax operating loss carryforward, in a total amount of approximately $69,000, resulted from the merger with Floware which may be carried forward to subsequent years and may be set off against the merged company's taxable income, commencing with the tax year immediately following the merger. This set off is limited to the lesser of:

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13: - TAXES ON INCOME (Continued)

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

     As of December 31, 2004, the state and the federal tax losses carryforward of the U.S. subsidiary excluding former interWAVE tax losses carryforward amounted to approximately $6,559 and 17,529, respectively. Such losses are available to be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in 2008 and 2023, respectively.

     Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

     Following the acquisition of interWAVE, the Company analyzed the annual limitations on its net operating loss carryforward as of the acquisition date and its alternatives to benefits from such losses. As of December 31, 2004, the Company has yet to finalize the estimated amount of net operating loss carryforward from the interWAVE acquisition.

f.   Reduction in corporate tax rate:

     In June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), which progressively reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007.

g.   Deferred taxes:

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                     December 31,
                                                               ------------------------
                                                                  2003           2004
                                                               ---------      ---------
     Tax assets in respect of:
       Allowance for doubtful accounts                         $     114      $     109
       Severance pay and accrued vacation pay                        457          1,873
       Other deductions for tax purposes                           2,386          1,642
       Net loss carryforward                                      19,525         19,693
                                                               ---------      ---------
     Total deferred tax assets before valuation allowance         22,482         23,317
     Valuation allowance                                         (22,482)       (23,317)
                                                               ---------      ---------
     Net deferred tax assets                                   $      --      $      --
                                                               =========      =========

ALVARION LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13: - TAXES ON INCOME (Continued)

     The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since the Company has a history of losses over the past three years. Management currently believes that it is more likely than not that the deferred tax assets regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

     The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits resulted from the Company's accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits and the effect of the "Approved Enterprise".

NOTE 14: - GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

a.   The Company manages its business on a basis of one reportable segment (See
     Note 1a for a brief description of the Company's business) and follows the requirements of Statement of Financial Accounting Standard No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

b. The following present's total revenues for the years ended December 31, 2002, 2003 and 2004, and long-lived assets as of December 31, 2002, 2003 and 2004:

                                             December 31,                           December 31,
                                  ----------------------------------     ----------------------------------
                                    2002         2003         2004         2002         2003          2004
                                  --------    ---------    ---------     -------      -------      --------
                                                                           Long-        Long-        Long-
                                    Total        Total        Total        lived        lived        lived
                                  revenues     revenues     revenues      assets       assets        assets
                                  --------    ---------    ---------     -------      -------      --------
     Israel                       $   655     $  1,294     $  2,268      $59,976      $60,892      $109,262
     United States (including
      Canada)                      28,434       31,710       34,772        1,040          834         2,022
     Europe (without Russia)       23,907       26,836       45,491          509          531           700
     Russia                         4,087        9,802       13,794           --           --            --
     Chile                          8,440        4,180          203           --           --            --
     Mexico                           873       18,655       64,005           --           38           253
     Japan                          6,754          217           48            6           --            12
     Africa (without Angola)        4,036        6,704       17,911           --           --            --
     Angola                           401        6,519          374           --           --            --
     Asia (without Japan)           7,628       13,198        9,102           --           15            --
     Latin America (without
      Mexico, Chile)                3,634        8,093       13,539           25           25           155
                                  -------     --------     --------      -------      -------      --------
                                  $88,849     $127,208     $201,507      $61,556      $62,335      $112,404
                                  =======     ========     ========      =======      =======      ========

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 14: - GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION (Continued)

      Major customers' data as percentage of total sales:

                                                     Year ended December 31,
                                              --------------------------------------
                                                 2002          2003          2004
                                              ----------   -----------   -----------
     Customer A                                      0%        13.90%        30.58%
                                                 =====         =====         =====
     Customer B (related party in 2002 and
       2003, see Note 15)                        11.40%         8.50%          2.4%
                                                 =====         =====         =====
     Customer C                                  10.32%         3.68%         0.01%
                                                 =====         =====         =====

NOTE 15: - RELATED PARTY

     The Company generated revenues from the sales of its products to one of the Company's former shareholders in the ordinary course of business. The balances with and the revenues derived from that former related party were as follows:

a.   Balances with that related party:

                                                              December 31,
                                                          ---------------------
                                                             2003        2004
                                                          ---------   ---------
     Trade receivables                                     $2,985      $2,237
                                                           ======      ======

b.   Revenues from that related party:

                                                    Year ended December 31,
                                               ---------------------------------
                                                 2002         2003         2004
                                               -------      -------      -------
     Total revenues                            $10,185      $10,883      $4,892
                                               =======      =======      ======

NOTE 16: - SELECTED STATEMENTS OF OPERATIONS DATA

a.   Research and development:

                                                    Year ended December 31,
                                               ---------------------------------
                                                 2002         2003         2004
                                               --------     -------      -------
     Research and development costs            $27,597      $27,351      $31,713
     Less -- grants                              3,520        3,846        3,897
                                               -------      -------      -------
                                               $24,077      $23,505      $27,816
                                               =======      =======      =======

b.   Allocation of amortization of deferred stock compensation:

     Cost of revenues                          $    72      $    60      $    --
     Research and development, net                 310          261           --
     Selling and marketing                         114           96           --
     General and administrative                     84           94           60
                                               -------      -------      -------
                                               $   580      $   511      $    60
                                               =======      =======      =======

ALVARION LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 16: - SELECTED STATEMENTS OF OPERATIONS DATA (Continued)

c.   Financial income, net:

                                                                Year ended December 31,
                                                    -----------------------------------------------
                                                       2002                2003             2004
                                                    ----------          ----------       ----------
     Financial income:
       Interest and others                          $    6,445          $    4,710       $    4,072
       Gain on sale of held-to-maturity
         marketable securities                              13                  --               --
       Foreign currency translation differences            455                  (8)             187
                                                    ----------          ----------       ----------
                                                         6,913               4,702            4,259
                                                    ----------          ----------       ----------
     Financial expenses:
       Interest and bank expenses                         (326)               (575)            (438)
                                                    ----------          ----------       ----------
                                                    $    6,587          $    4,127       $    3,821
                                                    ==========          ==========       ==========

d.   Net earnings (loss) per share:

     The following table sets forth the computation of basic and diluted net earnings (loss) per share:

     Numerator:
       Numerator for basic and diluted net
         earnings (loss) per share- income
         (loss) available to shareholders of
         Ordinary shares                            $  (20,681)         $  (11,812)      $      851
                                                    ==========          ==========       ==========
     Denominator:
       Denominator for basic net earnings
         (loss) per share- weighted average
         number of Ordinary shares                  53,940,722          52,127,250       56,549,169
                                                    ----------          ----------       ----------
       Effect of dilutive securities:
       Employee stock options                            *) --               *) --        7,205,148
                                                    ----------          ----------       ----------
       Denominator for diluted net earnings
         (loss) per share -- adjusted weighted
         average number of shares                   53,940,722          52,127,250       63,754,317
                                                    ==========          ==========       ==========

     * ) Antidilutive.