Form 20-F/A
period 2004-12-31
ALVARION LTD
filed 2006-02-09
CIK 1108332

================================================================================
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------
                                AMENDMENT NO. 1
                                     TO THE
                                    FORM 20-F
                               ------------------

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

     This Amendment No. 1 on Form 20-F/A (the "Amended 20-F") is being filed to include additional information in the Operating and Financial Review and Prospects section on pages 38, 42 and 43 and note 2g of the financial statement footnotes, in each case, in response to comments from the Securites and Exchange Commission. This Amended 20-F speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2004, filed on June 21, 2005 (the "Original 20-F"), except for the certifications which speak as of their respective dates and the filing date of the Amended 20-F. Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F. The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.


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

     Inventory Valuation. Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which we operate, the wide range of products that we offer and the relatively short sales-cycles we experience all contribute to the exercise of judgment relating to maintaining, utilizing and writing-off inventory. The estimates of future demand that we use in the valuation of inventory are the basis for our revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. We may be required to record additional inventory write-downs if actual market conditions are less favorable than those projected by our management. Note 2g to our financial statements describes the write-offs and provisions which we made and recorded in 2004, 2003 and 2002 to reflect the decline from our expectations in the value of inventory which had become excessive, unmarketable or otherwise obsolete or the inventory of new materials and components which we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate. In addition, changes in demand, which result in increased demand for our products may lead to utilization of our previously written-off products. Note 2g to our financial statements describes the effect of the utilization of the related products of our prior years' written-off components, which are reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory allowances and our gross margin could be adversely affected. In addition, if the demand for our products increases beyond our expectations following a write-off of inventory, we may need to further utilize our previously written-down inventory. Such utilization may contribute to our gross margin in future periods. Inventory management remains an area of management focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

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

     Cost of sales. Cost of sales was approximately $102.3 million in 2004, an increase of approximately 49.3% compared with cost of sales of approximately $68.5 million in 2003. interWAVE accounted for $1.3 million of our cost of sales in 2004. Cost of sales consists primarily of cost of components, cost of product manufacturing and assembly, labor, overhead and other costs associated with production. This increase is primarily attributable to the increase in sales compared to 2003 partially offset by cost reduction processes. Cost of sales as a percentage of sales decreased to approximately 50.8% in 2004 from approximately 53.9% in 2003, primarily attributable to the continued implementation of operational efficiency measures and cost reduction programs, which we implemented during 2004, and due to the utilization of previously written-off inventory, as described in "Inventory utilization" below.

     Write-off of excess inventory and provision for inventory purchase commitments. We periodically assess our inventories valuation in accordance with obsolete and slow moving items based on revenues forecasts and technological obsolescence. Should inventories on-hand exceed our estimates or become obsolete it would be written-down or written-off. This would result in a charge to our statement of operations and a corresponding reduction in our inventory and shareholders' equity. Changes in demand for our products and in our estimates for demand create changes in provisions for obsolete inventory. As part of our ordinary course of business we evaluate on a quarterly basis our actual inventory needs versus our sales projections and write-off excess inventory following our quarterly inventory evaluations and un-cancelable purchase commitments from our suppliers and subcontractors. In 2004, we recorded charges related to the write-off of excess inventory following our quarterly inventory evaluations and accrued a provision for inventory purchase commitments of new materials and components which we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate in the aggregate amount of approximately $10.9 million and $504,000, respectively compared to approximately $5.3 million and $1.3 million, respectively in 2003.

     Inventory utilization. In 2000, we built significant inventories to sell equipment to customers, primarily in the United States, to provide fast Internet access utilizing unlicensed bandwidth. During that year we estimated that the historical growth rate would continue. However, the sudden and unexpected slowdown in the telecommunication industry started in 2001 curtailed the ability of existing and prospective carriers and service providers to finance purchases of products such as ours. Many carriers and service providers had stopped deploying new networks or had ceased operations completely and were no longer potential users of our products. Accordingly, in response to these market condition changes and after evaluating industry trends, we performed an inventory evaluation model designed to better align our inventory levels to the new market conditions and anticipated customer demand. At that point, we determined, based on the low market visibility, that it was unlikely that we would be able to utilize or market our entire inventory. As a result, during the second and third quarter of 2001, we wrote off certain components of our products, that were deemed to be excess inventory, in the amount of $45.3 million.

     On April 1, 2003, as part of InnoWave's acquisition, we also acquired its inventory, which was recorded at fair value on the date of acquisition. As a result of the change in trends and the increase in 2003 of the overall worldwide demand for broadband access solutions, the demand for our broadband wireless products increased as well. Consequently, the demand for part of the related products of our prior years' written-off components increased significantly and we began utilizing part of them. Most of our utilized inventory in 2003 and 2004 was related to the write-offs of excess inventory made in 2001 and to certain components of InnoWave's acquired inventory. Hence, approximately $6 million and $5.5 million of previously written-off inventory was used in 2003 and 2004, respectively, as product components in our regular production course and were sold as finished goods to end-users. The sales of these related manufactured products were reflected in our revenues without additional cost in the cost of sales in the period that the inventory was utilized in accordance with ARB 43, Chapter 4 footnote 2. This inventory utilization increased our gross profit in 2003 and 2004 by 4.8% and 2.7% of sales, respectively.

     If there was to be a sudden and significant decrease in demand for our products, or if there was a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our write-off of excess inventory allowances, and our gross margin could be adversely affected. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times compared with the risk of inventory obsolescence. However, if the demand for our products increases beyond our expectations following a write-down of inventory we may further utilize our written-down inventory. Such utilization may contribute to our gross margin in future periods.We cannot predict the likelihood of utilizing previously written-off inventory in future operations.

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

ITEM 19. EXHIBITS

     The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.     Description
-----------     -----------
  1.1           Memorandum of Association (English translation accompanied by Hebrew original) (1)
  1.2           Articles of Association (1)
  1.3           Certificate of Name Change (English translation accompanied by Hebrew original) (2)
  2.1           Form of Ordinary Share Certificate (3)
  2.2           Form of Warrant (1)
  4.1           Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And
                Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (1)
  4.2           Form of Indemnity Agreement for Directors and Executive Officers
  4.3           Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror
                Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (4)
  4.4           Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and
                Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (4)
  4.5           Amalgamation Agreement, by and among interWAVE Communications, Ltd, Alvarion
                Mobile, Inc. and Alvarion Ltd., dated as of 27 July, 2004**
  8             Subsidiaries of Alvarion Ltd.**
  10.1          Consent of Kost, Forer, Gabay & Kasierer *
  11            Code of Conduct**
  12.1          Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a)
                under the Securities Exchange Act of 1934, as amended *
  12.2          Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a)
                under the Securities Exchange Act of 1934, as amended *
  13.1          Certification of the Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
  13.2          Certification of the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

------------
*    Filed herewith
**   Previously filed.

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

                                        ALVARION LTD.

                                            /s/ Tzvika Friedman
                                            -------------------------
                                        By: Tzvika Friedman
                                            Chief Executive Officer

Date: February 9, 2006

                                 EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------
  1.1           Memorandum of Association (English translation accompanied by Hebrew original) (1)
  1.2           Articles of Association (1)
  1.3           Certificate of Name Change (English translation accompanied by Hebrew original) (2)
  2.1           Form of Ordinary Share Certificate (3)
  2.2           Form of Warrant (1)
  4.1           Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And
                Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (1)
  4.2           Form of Indemnity Agreement for Directors and Executive Officers
  4.3           Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror
                Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (4)
  4.4           Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and
                Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (4)
  4.5           Amalgamation Agreement, by and among interWAVE Communications, Ltd, Alvarion
                Mobile, Inc. and Alvarion Ltd., dated as of 27 July, 2004**
  8             Subsidiaries of Alvarion Ltd.**
  10.1          Consent of Kost, Forer, Gabay & Kasierer *
  11            Code of Conduct**
  12.1          Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a)
                under the Securities Exchange Act of 1934, as amended *
  12.2          Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a)
                under the Securities Exchange Act of 1934, as amended *
  13.1          Certification of the Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
  13.2          Certification of the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

------------
*    Filed herewith
**   Previously filed.

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

     During 2003 and 2004, as a result of the increase of the overall worldwide demand for broadband access solutions, the demand for the Company's products increased as well. Consequently, the Company began utilizing part of the related products of its prior years' written-off components. In 2003 and 2004, approximately $6,133 and $5,595, respectively, of inventory previously written-off was used as products' components in the Company's regular production course and were sold as finished goods to end users. The sales of these related manufactured products were reflected in the Company's revenues without additional cost in the cost of sales in the period the inventory was utilized.

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