Form 20-F
period 2005-12-31
ALVARION LTD
filed 2006-05-12
CIK 1108332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

59,400,992 Ordinary Shares, NIS 0.01 par value per share

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 in the Exchange Act. (Check one).

Large Accelerated Filer ☐     Accelerated Filer ☐    Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☒ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act

☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOVLED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934, subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

INTRODUCTION

We are a leading provider of wireless broadband systems. We supply carriers, ISPs and private network operators with WiMAX (Worldwide Interoperability for Microwave Access) and other wireless broadband solutions, as well as compact cellular networks to developing countries and remote areas. Our products cover the full range of frequency bands with both fixed and mobile solutions, enabling the delivery of business and residential broadband access, corporate VPNs (Virtual Private Network), toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Extending coverage of mobile networks to developing countries and other hard-to-serve areas, we offer complete and scalable mobile network solutions that feature a low cost of entry, local switching, and integrated VAS (Value Added Services) functionality. As a wireless broadband pioneer, we have been driving and delivering innovations for more than 10 years from core technology development to creating and promoting industry standards. Leveraging our key roles in the IEEE and HiperMAN (Metropolitan Area Network) standards committees and experience in deploying OFDM (Orthogonal Frequency Division Multiplexing)-based systems, we have been in the forefront of the WiMAX Forum™ in its focus on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. Our vision is to deliver solutions for “personal broadband” enabling mobile users to receive bandwidth-intensive voice, video, and data services anytime, anywhere.

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

Except for historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all or any of the risks discussed in “Item 3--Key Information--Risk Factors” and elsewhere in this annual report.

We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “project” and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

i

As used in this annual report, the terms “we,” “us,” “our,” “our company,” and “Alvarion” mean Alvarion Ltd., and its subsidiaries, unless otherwise indicated. ALVARION, ALVARION & Design, WE’RE ON YOUR WAVELENGTH, BreezeCOM, BreezeMAX, BreezeACCESS, BreezeNET, BreezeLITE, BreezePHONE, WALKair, WALKnet, EASYBRIDGE, 4Motion, QoR Technology, InnoWave Wireless Systems (Design), INTERWAVE, INTERWAVE & Design, INTERWAVE COMMUNICATIONS, INTERWAVE THE , MICROCELLULAR NETWORKS COMPANY, GSM NETWORKS IN A BOX, THE MICROCELLULAR NETWORK COMPANY, THE WIRELESS SOLUTION FOR MAN, WAVEWXCHANGE, WAVEXCHANGE, WAVEXCHANGE, WAVEXPRESS BS PLUS WAVEXTEND, WAVENET, WAVENET ACCESS, WAVENET LINK, WAVENET TRANSPORT WAVETRANSIT, WAVEVIEW, WaveGain, MICROEXPRESS, MICROXPRESS, TURBOMAX, TURBOWAVE, MINET, MULTIPOINT NETWORKS, RAN, WIRELESS INC & Device are trademarks or registered trademarks of Alvarion. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

C.	BOARD PRACTICES	74

D.	EMPLOYEES	79

E.	SHARE OWNERSHIP	81

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	84

A.	MAJOR SHAREHOLDERS	84

B.	RELATED PARTY TRANSACTIONS	84

C.	INTERESTS OF EXPERTS AND COUNSEL	84

ITEM 8.	FINANCIAL INFORMATION	85

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	85

B.	SIGNIFICANT CHANGES	85

ITEM 9.	THE OFFER AND LISTING	86

A.	OFFER AND LISTING DETAILS	86

B.	PLAN OF DISTRIBUTION	87

C.	MARKETS	87

D.	SELLING SHAREHOLDERS	87

E.	DILUTION	87

F.	EXPENSES OF THE ISSUE	87

ITEM 10.	ADDITIONAL INFORMATION	88

A.	SHARE CAPITAL	88

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	88

C.	MATERIAL CONTRACTS	90

D.	EXCHANGE CONTROLS	90

E.	TAXATION	90

F.	DIVIDENDS AND PAYING AGENTS	99

G.	STATEMENT BY EXPERTS	99

H.	DOCUMENTS ON DISPLAY	99

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data presented below as of December 31, 2004 and 2005 and for each of the years ended December 31, 2003, 2004 and 2005 from our audited consolidated financial statements and related notes included in this annual report. The consolidated financial data for the year ended December 31, 2001 and thereafter include the results of operations of the former Floware business from August 1, 2001, the effective date of the merger of Floware with and into us. The consolidated financial data for the year ended December 31, 2003 include the results of operations of the assets and assumed liabilities of InnoWave business from April 1, 2003. The consolidated financial data for the year ended December 31, 2004 include the results of operations of the former interWAVE Communications International business from December 9, 2004. We have derived the selected consolidated financial data as of December 31, 2001, 2002 and 2003 and for each of the years ended December 31, 2001 and 2002 from our audited consolidated financial statements and related notes not included in this annual report. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. You should read the selected consolidated financial data together with the section of this annual report entitled “Item 5--Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(in thousands except per share data)
Statement of Operations Data:
Sales	$98,968	$88,849	$127,208	$201,507		$195,715
Cost of sales	59,535	55,192	68,595	102,329		98,315
Write-off of excess inventory and provision for inventory purchase commitments	53,881	250	6,562	11,412		8,124
Gross profit (loss)	(14,448)	33,407	52,051	87,766		89,276

Operating costs and expenses:
Research and development, gross	27,419	27,907	27,612	31,713		41,983
Less grants	5,982	3,520	3,846	3,897		3,062
Research and development, net	21,437	24,387	23,766	27,816		38,921
Selling and marketing	30,425	26,684	33,000	39,038		48,794
General and administrative	6,393	6,102	6,417	9,741		11,495
Merger and acquisition related expenses	2,841	—	2,201	369		868
Amortization of intangible assets	1,200	2,400	2,606	2,779		4,367
In-process research and development write-off	26,300	—	—	10,993
Restructuring	5,437	1,102	—	—		—
One-time expense related to a settlement of an OCS program	6,535	—	—	—		—
Total operating costs and expenses	100,568	60,675	67,990	90,736		104,445
Operating loss	(115,016)	(27,268)	(15,939)	(2,970)		(15,169)
Financial income, net	8,540	6,587	4,127	3,821		2,551
Other expenses	(3,535)	—	—	—		—
Net income (loss)	$(110,011)	$(20,681)	$(11,812)	$851		$(12,618)
Basic net earnings (loss) per share	$(2.80)	$(0.38)	$(0.23)	$0.02	$	(0.22)
Weighted average number of shares used in computing basic net earnings (loss) per share.	39,298	53,941	52,127	56,549		58,688
Diluted net earnings (loss) per share	$(2.80)	$(0.38)	$(0.23)	$0.01		$(0.22)
Weighted average number of shares used in computing diluted net earnings (loss) per share	39,298	53,941	52,127	63,754		58,688

	Year Ended December 31,
	2001	2002	2003	2004	2005
Working capital	$167,371	$74,237	$90,359	$53,341	$101,713
Total assets	$307,595	$272,075	$284,957	$328,535	$318,002
Shareholders’ equity	$254,251	$227,830	$220,202	$232,812	$224,333
Capital Stock	$370,994	$371,120	$376,309	$388,418	$391,957

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business and Our Industry

We have incurred losses in the past, we expect to incur loses in the near term and may continue to incur losses in the future.

We incurred operating loss and net loss in 2005 and in 2003, and had a net profit in 2004. In 2005, our operating loss and net loss were approximately $(15.2) million and $(12.6) million, respectively. In 2004, our operating loss and net income were approximately $(3.0) million and $0.9 million, respectively. In 2003, our operating loss and net loss were approximately $(15.9) million and $(11.8) million, respectively. We expect to incur operating and net losses in the near term and we may continue to incur losses in the future. Continuing losses could have a material adverse effect on our business, financial condition and results of operations and the value and market price of our ordinary shares.

Adverse conditions in the telecommunications industry and in the telecommunications equipment market may decrease demand for our products and may harm our business, financial condition and results of operations.

Our systems are used by telecom carriers and service providers. Some carriers and service providers using wireless broadband are emerging companies with unproven business models. In 2005, adverse market conditions caused our customers and potential customers to be conservative in their spending, and this could continue in the future. The markets that we participate in may not grow as we expect or at all. While our goal is to increase our sales by expanding the number of carrier customers that we address, there can be no assurance that we will succeed in doing so. The number of carriers and service providers who are our potential customers is relatively small and may not grow because of the limited number of licenses granted in each country and the substantial comparative capital requirements involved in establishing networks. As a result, our revenues may continue to decline, which would increase our losses.

If we do not maintain or increase our share of the wireless broadband equipment and specialized cellular network markets, our business will suffer. In addition new markets we attempt to penetrate may not become substantial commercial markets.

In order to maintain or increase our share of the markets we participate in, we must:

•	sustain our attained technology position in designing, developing, and manufacturing wireless broadband and specialized cellular network products;

•
develop and cultivate additional sales channels, including original equipment manufacturer, or OEM, agreements or other strategic arrangements with leading manufacturers of access equipment to market our wireless broadband products to prospective customers, such as local exchange carriers, cellular operators, Internet and application service providers and local telephone companies; and

•
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

We face a number of risks relating to our acquisition of interWAVE which may have an adverse impact on our results of operations.

In December 2004, we completed the acquisition of interWAVE (referred to as our cellular mobile unit - CMU). During the second quarter of 2006, we identified circumstances that will require the reassessment of the recoverability of the various assets associated with the CMU. We are currently beginning the process of evaluating the recoverability of these assets. At this point we cannot have a reasonable estimate as to the potential impairment of some of the intangible assets related to this business, if any. If such impairment will be required this may have a significant effect on our result of operations.

Under the terms of our merger transaction with interWAVE we are liable for interWAVE’s pre merger liabilities.

The merger of interWAVE with and into us in December 2004, resulted in our assuming all of the liabilities of interWAVE existing at the time of the merger. These liabilities might result in us having to make cash payments. For example, in 2006, we paid approximately $3 million as part of a settlement agreement with a former interWAVE customer that filed a lawsuit against interWAVE. In addition, if such liabilities exceed the liabilities we are aware of and have provided for in our financial statements or if there are liabilities that we were not aware of at the time of the merger, this could have an adverse affect on us.

If customers refrain from buying our current proprietary products in order to wait for our standards-compliant, WiMAX certified products, our business will suffer.

In 2005, we experienced delays in orders for, and decreasing revenues from our non-WiMAX products due to the market transition to WiMAX certified products. We may continue to suffer from the market transition to WiMAX certified products as customers continue to slow or cease their purchases of our non-WiMAX products technology in order to wait for WiMAX certified products. In addition, the introduction of WiMAX certified products may not increase the demand for wireless broadband solutions and this may adversely affect our results of operations. We cannot currently anticipate when or if WiMAX products will reach full market acceptance. If these products do not reach full market acceptances our results of operations would be materially adversely affected.

If customers refrain from buying our products based on the IEEE 802.16d standard, which supports fixed and nomadic WiMAX solutions,  in order to wait for our products based on the IEEE 802.16e standard, which supports portable and mobile WiMAX solutions, our business will suffer.

In 2005, we experienced delays in orders for, and decreasing revenues from, our customers as they slowed their purchases of our fixed and nomadic solutions in order to wait for portable and mobile solutions which can also provide fixed and nomadic capabilities. We may continue to suffer from this market transition. In addition, the introduction of mobile solutions may not increase the demand for wireless broadband solutions and this may adversely affect our results of operations.

Our standards-compliant, WiMAX ready products, may not receive the certification that we expect, which may affect our future business.

We rely on WiMAX technology. Products based on this technology may not receive certification in the time frame we expect, or at all, and may therefore not achieve the wide acceptance that we are seeking. Market changes could render this technology obsolete or subject to intense competition by alternative technologies. This may harm the sales of our standards compliant products, and consequently, our results of operations.

If we are unable to attain and/or retain large customers our revenues may be adversely affected.

In 2003, 2004 and 2005, 13.9%, 30.6% and 5.2% of our sales were to a Latin American operator respectively. For 2005, sales to our Latin American customer decreased significantly due to the nearing completion of a large deployment. Partially as a result, our revenue decreased in 2005. Our reliance on this large customer adversely affected our results of operations in 2005, and if we are unable to attain and/or retain other large customers our revenues may be adversely affected.

If our DSOs (Days Sales Outstanding) continue to increase and our revenues continue to decrease we may suffer from a cash shortfall.

If our DSOs continue to increase and our revenues continue to decrease, we may suffer from cash shortfall. In 2003, 2004 and 2005 our DSOs were 61, 51 and 73 respectively. The increase in DSOs during 2005 was caused in large part by the reduction in sales to our large Latin American customer. Excluding the Latin American large customer the DSOs in 2003, 2004 and 2005 were 71, 73 and 77 respectively. If our DSOs continue to increase and our revenues continue to decrease our cash reserves will decrease.

Our products have long and unpredictable sales cycles. This could adversely impact our revenues and net income.

The sales cycle for most of our products encompasses significant technical evaluation and testing by each potential purchaser and a commitment of significant cash and other resources. The sales cycle can extend for as long as one year from initial contact with a carrier to receipt of a purchase order. This time frame may be extended due to, among other reasons, a carrier’s need to obtain financing to purchase systems incorporating our products, the regulatory authorization of competition in local services, delays in the licensing of spectrum for these services and other regulatory hurdles.

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

A significant portion of our revenues is derived from sales to independent distributors. These distributors then resell the products to others, who further resell those products to end-users. The three largest distributors of our products accounted for a total of approximately 13.1% of our sales in 2003, and less than 10% of our sales in 2004 and in 2005 respectively. If we terminate or lose any of these distributors, we may not be successful in replacing them on a timely basis, or at all. Any changes in the distribution and sales channels of our products, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products will impact our ability to sell our products and result in a loss of revenues. We are dependent upon the acceptance of our products by the market through our distributors’ efforts in marketing and sales. In some cases, arrangements with our distributors do not prevent them from selling competitive products and those arrangements do not contain minimum sales or marketing performance requirements. These distributors may not give a high priority to marketing and supporting our products. Changes in the financial condition, business or marketing strategies of these distributors could have a material adverse effect on our results of operations. Any of these changes could occur suddenly and rapidly.

Our business depends in part on original equipment manufacturers and systems integrators.

The success of the sales of our wireless broadband products currently depends in part on existing relationships with OEMs or other system integrators. A portion of our systems is sold to and through telecommunications systems integrators for integration into their systems, rather than directly to carriers. The sale of our wireless broadband products depends in part on the OEMs’ and systems integrators’ active marketing and sales efforts as well as the quality of their integration efforts and post-sales support. Sales through the OEM and system integrator channels exposes this business to a number of risks, each of which could result in a reduction in the sales of our wireless broadband products.

We face the risks of termination of these relationships, or consolidation of some of these OEMs and system integrators or financial problems they might face, as well as the promotion of competing products or emphasis on alternative technologies by these OEMs and systems integrators turning them into competitors rather than our partners, all that may result in decline in the purchase of our products. In addition, our efforts to increase sales may suffer from the lack of brand visibility resulting from OEMs’ and systems integrators’ integration of these products into more comprehensive systems. If any of these risks materializes, we will need to develop alternative methods of marketing these products. Until we do so, sales of our wireless broadband products may decline.

We are also dependent upon the success of our direct sales efforts.

Direct sales accounted for a total of approximately 28.4% of our sales in 2003, 52% of our sales in 2004 and 49% of our sales in 2005. This increase over the last couple of years in direct sales as a percentage of our sales is, among other factors, due to market trends that introduced new types of customers, that purchase directly from us. Direct sales customers are not under any obligation to purchase our products. Some of these customers do not have long business histories and have encountered, and may continue to encounter, financial difficulty, including difficulty in obtaining credit to purchase our products. These customers typically purchase our products on a project-by-project basis, so that continuity of purchases by these customers is not assured. We do not necessarily retain sales personnel with carrier sales expertise, and may face difficulty locating and retaining carrier customers who purchase directly. If we are unable to effectively continue our direct sales efforts of our products, our results of operations could be materially adversely affected. Any such change could occur suddenly and rapidly.

We may not successfully operate under the new organizational structure.

In January 2006 we reorganized the Company into a divisional structure. We formed several units: corporate, customer, operations, cellular mobile, broadband wireless access and broadband mobile units. The rationale behind the reorganization was to improve Company’s performance. However there is no assurance we will be able to operate well under the new structure. If we fail to leverage from the new structure or if it takes longer than expected to assimilate and implement the new structure, our business results may significantly suffer. In addition, as part of the organizational changes, we have new employees in some of the Company’s key positions. There is no assurance that the new employees will be successful in their positions.

We engaged and may continue to engage in mergers and acquisitions that could harm our business, results of operations and financial condition, and dilute our stockholders’ equity.

We have pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any other prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Past and future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing.

Past and future acquisitions by us could result in the following, any of which could seriously harm our results of operations or the price of our stock:

•	issuance of equity securities that would dilute our current stockholders’ percentages of ownership;

•	large one-time write-offs;

•	the incurrence of debt and contingent liabilities;

•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

•	diversion of management’s attention from other business concerns;

•	contractual disputes;

•	risks of entering geographic and business markets in which we have no or only limited prior experience;

•	potential loss of key employees of acquired organizations; and

•	potential effect on our cash reserve.

Our failure to manage growth effectively could impair our business, financial condition and results of operations.

Our rapid growth, including our amalgamation with interWAVE, our acquisition of most of the assets and assumed liabilities of InnoWave, and our merger with Floware, has significantly strained our management, operational and financial resources. Any future growth including mergers and acquisitions may increase the strain on our management, operational and financial resources. If we do not succeed in managing recent and future growth effectively, we may not be able to meet the demand, if any, for our products and we may lose sales or customers, harming our business, financial condition and results of operations.

Rapid technological change may have an adverse affect on the market acceptance for our products.

The markets for our products and the technologies utilized in the industry in which we operate evolve rapidly. We rely on key technologies, including wireless LAN, wireless packet data, orthogonal frequency division multiplexing, or OFDM, time division multiplexing, modem and radio technologies and other technologies, which we have been selling for several years, as well as WiMAX technology and CDMA or other 3G products. These technologies may be replaced with alternative technologies or may otherwise not achieve the wide acceptance that we are seeking. In particular, there is a substantial risk that the wireless broadband technologies underlying our products may not achieve market acceptance for use in access applications.

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

The success of our technology depends on the following factors, among others:

•	acceptance of new and innovative technologies;

•	acceptance of standards for wireless broadband products;

•	timely availability and maturity of technology from technology suppliers, such as Intel;

•	capacity to handle growing demands for faster transmission of increasing amounts of data and voice;

•	its cost-effectiveness and performance compared to other fixes and other broadband wireless technologies;

•	its reliability and security;

•	its suitability for a sufficient number of geographic regions;

•	the availability of sufficient frequencies and site locations for carriers to deploy and install products at commercially reasonable rates; and

•	safety and environmental concerns regarding wireless broadband transmissions.

We may experience difficulties in the introduction of new or enhanced products, which could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products.

The development of new or enhanced products is a complex and uncertain process. We are engaged in the development of very advanced technologies. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products or product enhancements. The difficulties could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products or inability to timely introduce to the market the appropriate, products all which may adversely affect our results of operations.

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

Some of our products are highly complex and are designed to be deployed in complex networks like the cellular mobile products for example. Although our products are tested during manufacturing and prior to deployment, our customers may discover errors after the products have been fully deployed. If we are unable to fix errors or other problems that may be identified in full deployment, we could experience:

•	costs associated with the remediation of any problems;

•	loss of or delay in revenues;

•	loss of customers;

•	failure to achieve market acceptance and loss of market share;

•	diversion of deployment resources;

•	diversion of research and development resources to fix errors in the field;

•	increased service and warranty costs;

•	legal actions or demands for compensation by our customers; and

•	increased insurance costs.

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

Certain standards on which we base our products and technology (such as IEEE 802.16e-2005, GSM and CDM2000)  may not continue to be or will not be broadly adopted which could significantly limit our market opportunity and harm our business. In addition, our focus on anticipated future standards, including the IEEE 802.16e-2005 standard, may lead to delays in introducing products designed for current standards.

Our strategy of seeking to anticipate and comply with industry standards is subject to the following additional risks, among others:

•
the standards ultimately adopted by the industry may vary from those anticipated by us, causing our products (which were designed to meet anticipated standards) to fail to comply with established standards;

•
even if our products do comply with established standards, these standards are not mandatory and consumers may prefer to purchase products that do not comply with them or that comply with new or competing standards; and

•
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

Regulation, by governments or other public bodies, may increase our costs of doing business, limit our potential markets or require changes to our products that may be difficult and costly.

Our business is premised on the availability of certain radio frequencies for two-way broadband communications. Radio frequencies are subject to extensive regulation under the laws of each country and international treaties. Each country has different regulation and regulatory processes for wireless communications equipment and uses of radio frequencies. In addition, there are regulatory bodies that act to harmonize spectrum among countries, a factor that may influence our products that operate in a particular frequency.

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

Our current customers that commercially deploy our licensed band products have already been granted appropriate frequency licenses for their network operation. In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions. Since WiMAX technologies evolve and enable new applications, such as mobile services, in countries that have already allocated spectrum , governments may delay the granting of other spectrum for mobile WiMAX or the usage of the spectrum for new application such as mobile WiMAX. Some countries still lag in the allocation of broadband wireless licenses, and this situation may continue in the allocation for spectrum for use by WiMAX mobile services. In addition to regulation of available frequencies, our products must conform to a variety of national and international regulations that require compliance with administrative and technical requirements as a condition to the operation of marketing or devices that emit radio frequency energy. These requirements were established, among other things, to avoid interference among users of radio frequencies and permit interconnection of equipment.

The regulatory environment in which we sell our products subjects us to several risks, including the following:

•	Our customers may not be able to obtain sufficient frequencies for their planned uses of our wireless broadband products.

•
Failure by the regulatory authorities to allocate suitable and sufficient radio frequencies in a timely manner could deter potential customers from ordering our wireless broadband products. Also, licenses to use certain frequencies and other regulations may include terms, which affect the desirability of using our products and the ability of our customers to grow.

•
If our products operate in the license-free bands, FCC rules and similar rules in other countries require operators of radio frequency devices, such as our products, to cease operation of a device if its operation causes interference with authorized users of the spectrum and to accept interference caused by other users.

•	If the use of our products interferes with authorized users, or if users of our products experience interference from other users, market acceptance of our products could be adversely affected.

•
Regulatory changes, including changes in the allocation of available frequency spectrum, may significantly impact our operations by rendering our current products obsolete or non-compliant, or by restricting the applications and markets served by our products.

•	Regulatory changes and restrictions imposed due to environmental concerns, such as restrictions imposed on the location of outdoor antennas.

•	We may not be able to comply with all applicable regulations in each of the countries where our products are sold and we may need to modify our products to meet local regulations.

In addition, we are subject to export control laws and regulations with respect to all of our products and technology. We are subject to the risk that more stringent export control requirements could be imposed in the future on product classes that include products exported by us.

In addition we may be subject to certain European directives like the WEEE (Waste Electrical and Electronical Equipment) and the ROHS (Restriction of Hazardous Substances in Electrical and Electronic Equipment.

We must be able to manage expenses and inventory risks associated with meeting the demand of our customers.

To ensure that we are able to meet customer demand for our products, we place orders with our subcontractors and suppliers based on our estimates of future sales. If actual sales differ materially from these estimates, our inventory levels may be too high, and inventory may become obsolete and/or over-stated on our balance sheet. This would require us to write off inventory, which adversely affects our results of operations. For example, we wrote~~-~~off inventory in 2003, 2004 and 2005 in the amounts of $5.3 million, $10.9 million and $7.6 million, respectively.

We depend on a number of manufacturing subcontractors with limited manufacturing capacity, and these manufacturers may be unable to fill our orders on a timely basis and at the quality specifications that we require. As a result, we may not meet our customers’ demands, harming our business and results of operations.

We currently depend on a number of contract manufacturers with limited manufacturing capacity to manufacture our products. The assembly of certain of our finished products, the manufacture of custom printed circuit boards utilized in electronic subassemblies and related services are also performed by these independent subcontractors. In addition, we rely on third-party “turn-key” manufacturers to manufacture certain sub-systems for our products.

Reliance on third party manufacturers exposes us to significant risks, including risks resulting from:

•	potential lack of manufacturing capacity;
•	limited control over delivery schedules;
•	quality assurance and control;
•	manufacturing yields and production costs;
•	voluntary or involuntary termination of their relationship with us;
•	difficulty in, and timeliness of, substituting any of our contract manufacturers, which could take as long as six months or more;
•	the economic and political conditions in their environment; and
•	their financial strength.

If the operations of our contract manufacturers are halted, even temporarily, or if they are unable to operate at full capacity for an extended period of time, we may experience business interruption, increased costs, loss of goodwill and loss of customers.

We are required to place manufacturing orders well in advance of the time we expect to sell products, and this may result in us ordering greater or lesser amount of these products than required. Because we outsource the manufacture of several of our products, we are required to place manufacturing orders well in advance of the time when we expect to sell these products. In the event that we order the manufacture of a greater or lesser amount of these products than we may be required to purchase the surplus products or to forego or delay the sale or delivery of the products that we did not order in advance. In either case, our business and results of operations may be adversely affected. Any of these risks could result in manufacturing delays or increases in manufacturing costs and expenses. For example, in 2004 and 2005 we recorded in our balance sheet, an allowance for irrevocable inventory purchase commitments in an aggregate amount of approximately $4.9 million and $2.4 million, respectively, as a result of over-estimation of our sales. If we experience manufacturing delays, we could lose orders for our products and, as a result, lose customers. There may be an adverse affect on our profitability and consequently on our results of operations, if we incur increased costs.

Our dependence on limited sources for key components of our products may lead to disruptions in the delivery and cost of our products, harming our business and results of operations.

•
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

•
delays in delivery or shortages of components, especially for custom-made components or components with long delivery lead times, could interrupt and delay manufacturing and result in cancellations of orders for our products;

•	suppliers could increase component prices significantly and with immediate effect on the manufacturing costs for our products;
•	we may not be able to develop alternative sources for product components;
•
suppliers could discontinue the manufacture or supply of components used in our products. This may require us to modify our products, which may cause delays in product shipments, increased manufacturing costs and increased product prices;

•	we may be required to hold more inventory for longer periods of time than we otherwise might in order to avoid problems from shortages or discontinuance; and
•	due to the political situation in the Middle East, we may not be able to import necessary components.

In the past, we experienced delays and shortages in the supply of components on more than one occasion. We may experience such delays in the future, harming our business and results of operations.

We could be subject to warranty claims and product recalls, which could be very expensive and harm our financial condition.

Products like ours sometimes contain undetected errors. These errors can cause delays in product introductions or require design modifications. In addition, we are dependent on unaffiliated suppliers for key components incorporated into our products. Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, from faulty installation or from any other cause, may result in customer dissatisfaction. We are continually marketing several new products. The risk of errors in these new products, as in any new product, may be greater than the risk of errors in established products. The warranties for our products permit customers to return for repair, within a period ranging from 12 to 36 months of purchase, any defective products. Any failure of a system in which our products are deployed (whether or not these products are the cause), any product recall and any associated negative publicity could result in the loss of, or delay in, market acceptance of our products and harm our business, financial condition and results of operations. Although we attempt to limit our liability for product defects to product replacements, we may not be successful, and customers may sue us or claim liability for the defective products. A successful product liability claim could result in substantial cost and divert management’s attention and resources, which would have a negative impact on our financial condition and results of operations.

Intense competition in the markets for our products may have an adverse affect on our sales and profitability.

Many companies compete with us in the wireless broadband equipment market in which we sell our products. We expect that competition will increase in the future including from current large as well as new market vendors, both with respect to products that we currently offer and products that we intend to introduce in the future. In addition, some, or all, of the systems integrators and other strategic partners to which we sell our wireless broadband products could develop the capability to manufacture systems similar to our wireless broadband products independently. We expect our competitors to continue to improve independently the performance of their current products and to introduce new products or new technologies that may supplant or provide lower cost alternatives to our products or products with better performance. We are also facing additional and new competition from large telecommunications equipment vendors, such as Samsung, Motorola and Alcatel and we expect this competition to grow especially in the broadband mobility market. We expect these competitors to continue and improve their technologies and products which might prevent us from lowering our products’ prices, cause us to loose some of our customers or prevent us from penetrating to new markets.

The telecommunications equipment market is also facing continued consolidation. This consolidation results in large competitors with enhanced resources, financial and otherwise, with which to compete with us. We expect this to intensify the competitive nature of the markets in which we operate.

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

Some of our existing and potential products may be destined for markets different to those to which we traditionally sell. For example the customer premise equipment (CPEs) market is forecasted to become a consumer market with commodity behavior, which may negatively affect our gross margins and revenues.

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

Our quarterly and annual results of operations may vary significantly in the future for a variety of reasons, many of which are outside of our control, including the following:

•	our success in integrating the interWAVE business;

•	the uneven pace of spectrum licensing to carriers and service providers;

•	adoption of new standards in our industry;

•	the size and timing of orders and the timing of large scale projects;

•	customer deferral of orders in anticipation of new products, product features or price reductions;

•	the timing of our product introductions or enhancements or those of our competitors or of providers of complementary products;

•	the purchasing patterns of our customers and end-users, as well as the budget cycles of customers for our products;

•
seasonality, including the relatively low level of general business activity at the beginning of each fiscal year and during the summer months in Europe and the winter months in South America and in the United States;

•	disruption in, or changes in the quality of, our sources of supply;

•	changes in the mix of products sold by us;

•
the extensive marketing and organizational efforts that carriers are required to make to develop their subscriber base following the deployment of the network infrastructure, creating a gap between the time carriers purchase base stations for network infrastructure deployment and the time they purchase terminal stations for connection of subscribers to the network;

•	mergers or acquisitions, by us, our competitors and exiting and potential customers, if any;

•	fluctuations in the exchange rate of the NIS against the dollar;

•	adoption of new financial accounting standards; and

•	general economic conditions, including the changing economic conditions in the United States and worldwide.

Our customers ordinarily require the delivery of products promptly after their orders are accepted. Our business usually does not have a significant backlog of accepted orders. Consequently, revenues in any quarter depend on orders received and accepted in that quarter. The deferral of the placing and acceptance of any large order from one quarter to another could materially adversely affect our results of operations for the previous quarter. If revenues from our business in any quarter remain in the same level or decline in comparison to any previous quarter, our results of operations could be harmed.

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

We depend on key personnel.

Our future success depends, in part, on the continued service of key personnel. If one or more of our key technical, sales or management personnel terminates his or her employment, our business and results of operations could be harmed. Our employees are employed “at will”. This means that our employees are not obligated to remain employed by us for any specific period.

We may be classified as a passive foreign investment company.

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based upon our market capitalization during 2004, 2005 and each year prior to 2001, we do not believe that we were a PFIC for any such year and, based upon our valuation of our assets as of the end of each quarter of 2002 and 2003 an independent valuation of our assets as of the end of each quarter of 2001, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during some of those years. We cannot assure you, however, that the Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in 2006 or in subsequent years. If we were classified as a PFIC, U.S. taxpayers that own our ordinary shares at any time during a taxable year for which we were a PFIC would be subject to additional taxes upon certain distributions by us or upon gains recognized after a sale or disposition of our ordinary shares unless they appropriately elect to treat us as a “qualified electing fund” or a "mark to market election" under the U.S. Internal Revenue Code. This could also adversely affect the market price of our ordinary shares. See the discussion at "Taxation - United States Federal Income Tax Considerations With Respect to the Ownership and Disposition of our Ordinary Shares - Passive Foreign Investment Company status".

We are exposed to additional costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

As a public company, we will be spending an increased amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and Nasdaq National Market rules. Particularly, as a foreign private issuer, we will need to comply with the provisions of Section 404 of the Sarbanes-Oxley Act no later than the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2006. Section 404 requires management’s annual review and evaluation of our internal controls over financial reporting, and possibly attestation of the effectiveness of our internal controls over financial reporting by management and our independent registered public accounting firm in connection with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2006, and with each subsequently filed annual report on Form 20-F. As part of this process, we will need to document and test our internal control systems and procedures and make improvements in order for us to comply with the requirements of Section 404. This process will result in additional accounting and legal expenses.

The Implementation of SFAS No. 123(R) will negatively affect the Company’s profitability.

The accounting standard (“SFAS No. 123(R)”) adopted by the Financial Accounting Standards Board (“FASB”) that requires the fair value of all equity-based awards granted to employees to be recognized in the statement of operations as compensation expense, has become effective as of the beginning of 2006. The various methods for determining the fair value of stock options are based on, among other things, the volatility of the underlying stock. Our stock price has historically been volatile. The adoption of this new accounting regulation will have a significant impact on our results of operations, as our reported earnings will decrease significantly. Had we adopted Statement 123(R) in 2003, 2004 and 2005, the impact of that standard would have been approximately $7.6 million, $6.5 million and $15.2 million, respectively, as described in the disclosure of pro forma net income and earnings per share in Note 2m to our consolidated financial statements. Our stock price could decline in response to the decline in our reported earnings.

The new rule has and may continue to cause the Company’s management to decrease the amount of equity based compensation used as incentive and retention tools. This could, in turn, hurt our ability to recruit employees and retain existing employees.

The trading price of our ordinary shares is subject to volatility.

The trading price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future. Since our initial public offering in March 2000, the sales prices of our ordinary shares on the Nasdaq National Market have ranged from a high of $53.125 to a low of $1.55. On May 5, 2006, the last sales price of our ordinary shares on the Nasdaq National Market was $8.38. We may continue to experience significant volatility in the future, based on the following factors, among others:

•	our prospects;

•	actual or anticipated fluctuations in our sales and results of operations;

•	variations between our actual or anticipated results of operations and the published expectations of analysts;

•	general conditions in the wireless broadband products industry and general conditions in the telecommunications equipment industry;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures and capital commitments;

•	introduction of technologies or product enhancements or new industry substitute standards that reduce the need for our products;

•	general economic and political conditions, particularly in the United States and in South America on our operations and results; and

•	departures of key personnel.

Our proprietary technology is difficult to protect and unauthorized use of it by third parties may impair our ability to compete effectively.

Our success and ability to compete will depend, to a large extent, on maintaining our proprietary rights and the rights that we currently license or will license in the future from third parties. We rely primarily on a combination of patents, trademark, trade secret and copyright law and on confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. We have obtained several patents and have several patent applications pending that are associated with our products. We also have several trademark registrations associated with our name and some of our products.

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

Third parties have in the past asserted against us, and may in the future assert against us, infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. In addition, based on the size and sophistication of our competitors and the history of rapid technological change in our industry, we anticipate that several competitors may have intellectual property rights that could relate to our products. Therefore, we may need to litigate to defend against claims of infringement or to determine the validity or scope of the proprietary rights of others. Similarly, we may need to litigate to enforce or uphold the validity of our patent, trademarks and other intellectual property rights. Other actions may involve ownership disputes over our intellectual property or the misappropriation of our trade secrets or proprietary technology. As a result of these actions, we may have to seek licenses to a third party’s intellectual property rights, which may not be able to be successfully integrated into our products. These licenses may not be available to us on reasonable terms or at all. In addition, if we decide to litigate these claims, the litigation could be expensive and time consuming and could result in court orders preventing us from selling our then-current products or from operating our business. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and harm our business, financial condition and results of operations.

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

While we are headquartered in Israel, at least 99% of our sales in 2003, 2004 and 2005 were generated elsewhere around the world. Our products are marketed internationally and we are therefore subject to certain risks associated with international sales, including, but not limited to:

•	trade restrictions, tariffs and export license requirements, which may restrict our ability to export our products or make them less price-competitive;
•	currency fluctuations;
•	greater difficulty in safeguarding intellectual property; and
•	difficulties in managing overseas subsidiaries and international operations.

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

We are incorporated under Israeli law and our principal offices and the majority of our manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Due to the volatile security situation in Israel, our insurance carrier no longer insures our facilities and assets for damage or loss resulting from terrorist incidents. Additionally, several countries still restrict business with Israel and with Israeli companies. We could be adversely affected by the continuation or deterioration of Israel’s conflict with the Palestinians or from restrictive laws or policies directed towards Israel or Israeli businesses.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

We currently receive grants and potential tax benefits under Government of Israel programs. Pursuant to our current arrangement with the Office of the Chief Scientist, or OCS, the OCS will finance up to 20% of our research and development expenses by reimbursing us for up to 50% of the approved expenses related to our generic research and development projects. In addition, we obtain other grants from the OCS to fund certain other research and development projects. These programs currently restrict our ability to manufacture particular products or transfer particular technology outside of Israel. The Law for the Encouragement of Industrial Research and Development, 1984, and related regulation permits the Office of the Chief Scientist to approve the transfer of manufacturing rights outside Israel subject to an approval of the research committee and in exchange for payment of higher royalties, for royalties bearing programs. Under the programs we need to comply with certain conditions. If we fail to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs. The Government of Israel has reduced the benefits available under these programs in recent years and these programs may be discontinued or curtailed in the future. If the Government of Israel discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially adversely affected.

In addition, we have been granted status of an "Approved Enterprise" under the Law for the Encouragement of Capital Investments, 1959 ("Investment Law") for our production facilities in Israel. Such status enables us to obtain certain tax relief for a definitive period upon compliance with the Investment Law regulations. A recent amendment to the Investment Law, which we refer to as the Amendment and has been officially published and effected since April 1, 2005, has significantly changed the provisions of the Investment Law. Among other things the Amendment provides tax benefits to both local and foreign investors and simplifies the approval process. However, the Amendment provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 will remain subject to the provisions of the law as they were on the date of such approval. If we fail to comply with these conditions in the future, the tax benefits received could be canceled and we could be required to pay increased taxes in the future.

We currently contemplate that a portion of our products will be manufactured outside of Israel. This could materially reduce the tax benefits to which we would otherwise be entitled. In addition, because the Israeli tax authorities customarily review and reassess existing tax benefits granted to merging companies and because we have yet to finalize the status of our tax benefits with the Israeli tax authorities following our merger with Floware and our acquisition of most of the assets and assumption of related liabilities of InnoWave. We cannot assure you that the Israeli tax authorities will not adversely modify the tax benefits that we could have enjoyed prior to these events.

We could be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar.

Substantially all of our revenues are generated in U.S. dollars. A significant portion of our expenses, primarily labor and subcontractor expenses, is incurred in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, that the timing of this devaluation lags behind inflation in Israel, or the NIS may increase in value relative to the dollar. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected. In 2005, the value of the dollar increased in relation to the NIS by 6.84%, and the inflation rate in Israel was 2.4%.

Provisions of Israeli law and our articles of association may delay, prevent or make difficult a merger or an acquisition of us, which could prevent a change of control and therefore depress the market price of our ordinary shares.

Provisions of Israeli corporate and tax law and our articles of association may have the effect of delaying, preventing or making more difficult a merger or other acquisition of us. For example, the Israeli Companies Law, 5759-1999, referred to as the Israeli Companies Law, generally requires that a merger be approved by the board of directors and by a shareholder vote at a shareholders’ meeting that has been called on at least 21 days’ advance notice. Any creditor of a merger party may seek a court order to delay or enjoin the merger, if there is a reasonable concern that the surviving corporation will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies. Other potential means of acquiring a public Israeli company such as us might involve significant obstacles, including a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the new Companies Law. Until this happens, uncertainties will exist regarding its interpretation. These uncertainties could have the effect of inhibiting attempts to acquire us and other transactions and decisions by or involving us.

It may be difficult to effect service of process and enforce U. S. judgments against our directors, officers and experts in Israel.

We are incorporated in Israel. Our executive officers and directors and some of the directors and experts named in this annual report are not residents of the United States, and a substantial portion of our assets and the assets of these persons may be located outside the United States. Therefore, it may be difficult to collect or get an Israeli court to enforce a judgment obtained in the United States against us or any of those persons.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in September 1992 under the laws of the State of Israel. Since our inception, we have devoted substantially all of our resources to the design, development, manufacturing and marketing of wireless products.

On August 1, 2001, Floware merged with and into us. As a result of the merger we continued as the surviving company and Floware’s separate existence ceased. Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. On April 1, 2003, we completed an acquisition of most of the assets and the assumption of related liabilities of InnoWave Wireless Systems Ltd. In December 2004, we completed the amalgamation of interWAVE Communications International Ltd.

Our principal executive offices are located at 21A HaBarzel Street, Tel Aviv 69710, Israel and our telephone number is 972-3-645-6262. In 1995, we established a wholly-owned subsidiary in the United States, Alvarion, Inc., a Delaware corporation. Alvarion, Inc. is located at 2495 Leghorn Street, Mountain View, CA, 94043 and its telephone number is 650-314-2500.

We also have several wholly owned subsidiaries worldwide handling local support, promotion, manufacturing and developing activities. For a discussion of our capital expenditures and divestitures, see “Item 5B--Operating and Financial Review and Prospects--Liquidity and Capital Resources”.

B.	BUSINESS OVERVIEW

General

With more than 2 million units deployed in 150 countries, our company is the worldwide leader in providing wireless broadband systems. We believe we lead the WiMAX market with the greatest number of WiMAX deployments worldwide. We supply carriers, ISPs and private network operators with WiMAX standard and other wireless broadband solutions, as well as compact cellular networks to developing countries and remote areas.

Our products cover the full range of frequency bands with both fixed and mobile solutions, enabling the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Extending coverage of mobile networks to developing countries and other hard to serve areas, we offer mobile network solutions that feature a low cost of entry, local switching, and integrated value-added service (VAS) functionality.

As a wireless broadband pioneer, we have been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging our key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, we have been in the forefront of the WiMAX Forum™ in its focus on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

We provide solutions in a wide range of licensed and unlicensed frequency bands and our solutions address every end user profile, from the growing residential and SOHO (small office, home office) markets through SMEs (small and medium enterprises) and MTU/MDUs (multi-tenant units/multi dwelling units). In all of these markets, we have integrated and engineered industry-leading technologies such as our WiMAX product, BreezeMAX, to create carrier class and standards based solutions, combined with excellent deployment and field experience.

In January 2006 we reorganized the company into a divisional structure, in order to support the type of multi-dimensional growth strategy that we are pursuing. We formed several units: corporate, customer, operations, cellular mobile, broadband wireless and broadband mobile units. We believe this structure will give us the flexibility to react quickly to changing market dynamics.

OUR BUSINESS

We have two separate business activities, the WiMAX and Wireless Broadband Access activity and the Cellular Mobile activity.

WiMAX and Wireless Broadband Access

The Early Demand for Fixed Wireless Broadband

In the late nineties, both consumers and businesses began to demand broadband - or high-speed Internet data services, accelerating the establishment of DSL and cable-based broadband networks (wired infrastructure). These networks involved high investment costs, so the infrastructure was not established as fast as the demand for broadband required. Meeting this need for broadband services is the ‘hole’ that wireless broadband networks stepped in to fill, and has been the primary application of wireless broadband networks until now.

For more than ten years, our primary business activity has been fulfilling the growing demand for broadband connectivity by providing equipment and services to build fixed wireless broadband networks. The wireless broadband market has grown over the last decade due the acceptance of wireless equipment as a high performance, cost-efficient alternative to wireline infrastructure. Just bridging the “digital divide”, or providing both broadband and basic telephony services in areas where telecommunications infrastructure is poor or did not yet exist, led wireless broadband to comprise more than 5% of the world’s broadband networks.

In developed countries, government financial support has encouraged operators to complete broadband coverage in rural and suburban areas with low-density populations where the business model for wired infrastructure is poor. In developing countries, government financial support is offered, for operators to offer basic telephony services based on wireless broadband to meet the demand in urban areas.

In addition, we have deployed fixed wireless broadband systems for additional applications, such as toll quality telephony, mobile base station feeding, hotspot coverage extension, municipal and community interconnection, and public safety communications.

Additional Factors in the Widespread Adoption of Wireless Broadband

Over the last few years fixed wireless broadband networks have grown in popularity due to factors other than increasing demand that cannot be met by wired infrastructure. These include:

•	Emerging operators that see opportunities to provide innovative broadband services,

•	Demand for fundamental data and voice services in underserved areas in both developing and developed countries,

•	Increased demand for primary voice services with options for data access in developing countries,

•
A move towards deregulation in many countries, including international regulatory changes enabling increased competition and resulting in increased allocation of spectrum to existing and new operators,

•	Competition among various types of telecommunications players to offer multiple services using a single network,

•	Rapid progression of standardization by international bodies, for example, The WiMAX Forum, combined with the wide participation of equipment vendors and carriers to adopt these standards,

•	The attractive business model that is offered to operators by using standardized and interoperable products, and

•	Growing demand of public access providers to build municipalities’ own infrastructures.

Our Wireless Broadband Experience Enabled Us to Identify the Potential of WiMAX

We have over ten years of experience in producing equipment, and currently hold 30% of the market in fixed wireless broadband deployments. This position enabled us to identify the potential in early 2002, in what then was an emerging wireless technology based on the WiMAX technology. As a result of this experience and early strategic decisions, by 2005 we led the market in the number of deployed WiMAX networks. We have been at the forefront of developments with WiMAX technology since its beginning, at a company and industry level, including major roles in the standardization process through our work in The WiMAX Forum™ as a charter board member and chairing key working committees. In addition, our employees are active in other related technology organizations (e.g., Wireless Communications Association, IEEE 802.16, ETSI BRAN-HiperMAN standards).

The WiMAX Forum is a non-profit organization focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the industry to mobile WiMAX solutions. The WiMAX Forum members work to promote the interoperability of multiple vendors’ products in the wireless broadband market. Since its establishment, the WiMAX Forum members, working together with the IEEE, have established the first of the standards on which fixed wireless broadband systems will operate (the IEEE 802.16-2004 standard). This standard fully supports all fixed and nomadic broadband wireless applications.

The WiMAX Forum defines the following types of access to a wireless network:

•	Fixed access, at a single stationary location for the duration of the network subscription

•	Nomadic access, at multiple stationary locations, enabling the user to relocate between sessions

•	Portability, at multiple locations at walking speed, within a limited network coverage area, with hard handoffs between cells

•	Simple mobility, at multiple locations at low vehicular speed, within network coverage area, with hard handoffs between cells, enabling non-real time applications

•	Full mobility, at multiple locations at high vehicular speed, within network coverage area, with guaranteed handoffs between cells, enabling service continuity for all applications

Demand for “Personal Broadband”

Following the trends of both consumers and business users enjoying the benefits of mobile voice and fixed broadband services- at home and at work - and in-between (via hotspots), brings the industry to demand the next level of service. The next service level will be for operators to provide personal broadband, meaning broadband data and voice services arriving to a user’s handheld device or handset such as a mobile phone, PDA, or laptop. We believe that this service of personal broadband holds great potential as it offers users greater productivity and efficiency.

However, for this next service level of personal broadband services to be achieved technologically and adopted by consumers and businesses, the technology must offer tight security, diverse innovative applications, reliability, high quality of service and broadband data speeds. With our experience and knowledge of wireless technologies, we strongly believe that WiMAX technology is the solution that best satisfies these needs. In addition to its high technical capacities, the interoperability and standardization of WiMAX-based products and networks are expected to offer lower-cost and volume-produced standard chips and systems. In turn, these low costs will be passed on to users, encouraging service adoption for personal broadband services.

WiMAX Technology and Advantages

WiMAX stands for Worldwide Interoperability for Microwave Access, a technology based on the IEEE 802.16 air interface standard and the ETSI HiperMAN wireless metropolitan area network (MAN) standard. WiMAX technology has the capacity to deliver sufficient bandwidth to enable added-value applications, including live video broadcasting, high-speed data, toll-quality voice and multimedia content. Most importantly, the WiMAX (IEEE-802.16) standard was developed based on the concept of an “all IP Network”. A complete set of IP-based functions and interfaces allow for high quality service delivery, while keeping end-to-end QoS (Quality of Service), and minimizes investment and operating costs for operators with its distributed architecture and efficient, packet-based air interface.

The technical advantages of WiMAX over other mobile technologies, especially in spectral efficiency that increases the capacity and reduces the cost per subscriber and advanced QoS, non line-of-sight capabilities and smart antennas, are being proven now in the lab and in the field. No other technology offers a full set of chargeable, differential, premium multimedia, data and voice services in various wireless fashions: fixed, portable and mobile to increase revenue and reduce subscriber churn rates.

Our Experience with Mobility

In addition to the fixed wireless broadband and WiMAX experience and expertise, we gained expertise in mobility by acquiring interWAVE Communications International at the close of 2004. We have the know-how and technology to build end-to-end cellular mobile solutions, which also assists us in gaining the essential experience in the realization of mobile WiMAX solutions. These turn-key cellular solutions are scalable and all IP distributed based networks. They generate revenue by addressing a particular cellular niche market, and serve as a building-block in mobile broadband data, voice and multimedia service provision.

Our Strategy for Serving the Demand for Personal Broadband

The new demand for the next level of service, namely personal broadband, has caused us to expand our focus to include a new set of users, both in terms of socio-economic groups and geographic markets. It also leads us to target a different segment of telecom operators. To differentiate themselves and target customers with the highest ARPU (average revenue per user) operators are interested in providing what may be termed “DSL on the move”, services that are characterized as a means to significantly improve the lifestyle of individuals and the efficiency of businesses. Until today, no technology has been able to technically nor economically support these type of services targeted initially to the very highly developed, metropolitan areas.

We hold a distinct advantage in this nascent market for personal broadband services. Our WiMAX platform was designed from the ground up according to the IEEE 802.16 standard to provide operators with a continuous path from fixed to portable and mobile networks, while preserving their investment and optimizing their business models with innovative service offerings.

Government Deregulation Creates Demand

Global telecom deregulation is opening up the telecommunications/Internet access industries to competition by new players and these emerging players have shown interest in our WiMAX and fixed BWA systems. Unlike the built-in delivery systems of wireline infrastructure, wireless technology requires the use of frequencies contained within a given spectrum to transfer voice and data. Usually, governments allocate a specific range of that spectrum, either licensed or unlicensed bands, to incumbent and innovative challengers, competitive carriers, as well as to cellular operators, internet service providers, or ISPs, and other service providers, enabling them to launch a variety of broadband initiatives based exclusively on wireless networking solutions. During 2005, additional licensed and unlicensed spectrums were added in many regions around the world. Increased availability of licensed and unlicensed spectrums may increase the demand for wireless broadband.

Our Geographic Markets

Until now our network installations have been typically found in the following geographic markets:

Within developed countries (including countries with overall high levels of economic prosperity), there are rural or suburban regions with low-density populations, often extending over vast distances that have limited telecommunications infrastructures. Wireless broadband has made inroads in these areas due to its excellent business case, robust equipment, extensive coverage and non line-of-sight capabilities. In addition, government assistance in ‘closing the digital divide’ in these countries, also serves as an incentive for alternative operators to consider wireless systems to provide broadband services. Good examples of these locations have been identified in the U.S., Western and Eastern Europe, Asia Pacific and South America.

Both urban and suburban areas within developing countries (where lack of telecommunication coverage is due to poor infrastructures) have found that deploying fixed wireless broadband and now WiMAX systems have enabled them to afford major networks to provide broadband and telephony services. Within this group are the countries where basic voice services remain scarce, that look to our toll quality voice networks to fill the gap and provide telephony service. Good examples of these locations have been identified in Africa, CIS (Commonwealth of Independent States, former USSR) Latin America and Asia Pacific.

In the future, given the shift to personal broadband, we expect to increase our efforts in the geographic areas of developed countries. Now with the upcoming availability of our nomadic, portable and mobile applications, we plan to strengthen our marketing efforts during 2006 in metropolitan and high-density areas within developed countries. We hope that this expected shift in the product roadmap during 2007 from nomadic, to portable, to mobile services will enable us to penetrate the high end, metropolitan consumer and business user groups. Innovative operators have informed us that they intend to turn to these markets as well. We believe that these services of secure personal broadband offer attractive benefits of productivity enhancements to lifestyle and work style routines to the very population that has the means of affording them - at the price that can be offered only by WiMAX technology.

Geographic breakdown of revenue

	2003		2004		2005
	In thousands
North America	$31,710	24.9%	$34,772	17.3%	$41,315	21.1%
Latin America	30,928	24.3%	77,747	38.6%	33,363	17.1%
EMEA	51,155	40.2%	79,838	39.6%	106,508	54.4%
Asia Pacific	13,415	10.6%	9,150	4.5%	14,529	7.4%
	$127,208	100.0%	$201,507	100.0%	$195,715	100.0%

Our Target Customers

Tier One and Two Operators

Tier one and two carriers - (both Fixed Network Operators (FNOs) and Mobile Network Operators (MNOs) form the largest and most established telecom operators, with nationwide or global presence, serving tens of million of users purchasing more than $2 billion per year of infrastructure equipment. This target group is a primary focus for our WiMAX equipment since they have a strong interest to use WiMAX in their network. Tier two operators are looking for the technology to keep them at the front line of their own country and to expand quickly into neighboring countries as well. Some examples of this group include AT&T, Axtel , British Telecom, France Telecom, Telkom South Africa and Telmex. Traditionally, these operators take a relatively long time to shift to new technologies, although many of them are involved in trials with our WiMAX equipment.

CLECs, Service Providers, & Regional Carriers

As competitive local exchange carriers (CLECs) seek to compete effectively with the incumbent local exchange carriers (ILECs), wireless broadband has emerged as an attractive, cost-effective last-mile alternative to wired access solutions. CLECs are deploying our products to provide voice and broadband services in rural and suburban areas where wireline infrastructure does not exist or does not support the demand. In addition, in the areas of landline infrastructure in developed countries, wireless broadband systems offer carriers the ability to reach otherwise inaccessible customers, while providing increased bandwidth flexibility and service differentiation.

CLECs have constituted the primary focus for our fixed wireless access product line and are becoming more interested in WiMAX. The reduced installation costs, rapid roll-out potential and modular architecture, coupled with their high network capacity and coverage and enhanced service options, present an attractive alternative to service providers and regional carriers seeking to supply their customers with reliable comprehensive data and voice solutions. Examples of these operators include Czech on line, and Peterstar.

Innovative Challengers

Similar to the group of CLECs, service providers and regional carriers, is a group of broadband providers who are building their business model primarily on WiMAX solutions. This group, innovative challengers, as we call them, is expected to constitute a greater portion of our core market for our future WiMAX products. Some examples of carriers falling in this category include Free (France), Iberbanda (Spain), Irish Broadband, and Ertach (Argentina). This group is expected to become the early adopters of WiMAX portable and mobile services.

Cellular Operators

Cellular operators are able to leverage their infrastructure, radio base-station sites and customer base, together with their marketing, billing systems and customer support investments, to offer competitive broadband Internet access services to their customer base or to attract new customers for broadband who can eventually become cellular customers. Some examples for such customers would be Entel (Chile) and Mobifon (Romania).

Government, Municipalities and Communities, & Private Network Operators

Private and government sectors that operate private, closed loop networks are in constant need of deploying technologies to support their operational requirements. Examples of such requirements are enterprises that require leased line replacement for cost effective connectivity to provide VoIP and data services; metropolitan area networks for broadband connectivity; and cost-effective access within communities, municipalities and educational institutions. Another area, which has leveraged broadband wireless very effectively, has been public safety and municipal applications. Government authorities and private bodies with government sponsored funds have begun to deploy broadband wireless systems to support remote video surveillance, traffic flow management, back-up for disaster recovery, leased line replacement, various forms of backhaul, and other public safety uses. Good examples may be found in various US communities like Lexena, Kansas and Corpus Christi, Texas.

2005 Partial Customer List for WiMAX and other fixed wireless broadband systems

Telecom carriers and service providers using our products include, among others:

•	Altitude Telecom, France

•	AMA Wireless, US

•	Axtel, Mexico

•	Arobase, Ivory Coast

•	British Telecom, UK

•	China Mobile, China

•	China Netcom, China

•	China Telecom, China

•	China Unicom, China

•	EDN Sovintel, Russia

•	Entel PCS, Chile

•	Ertach (formerly Millicom), Argentina

•	Finnet Group, Finland

•	Ghana Telecom, Ghana

•	Gulfsat, Madagascar

•	Iberbanda, Spain

•	Ikatel, Mali

•	Irish Broadband, Ireland

•	Microtelecom, Congo

•	Mobifon Titan Broadband, Romania

•	MobileCity, Sweden

•	NeoSky, Canada

•	Onatel Telecom, Burkina Faso

•	Rioplex, US

•	TDS Metrocom, US

•	Telmex, Mexico

•	TPSA, Poland

•	Verizon Avenue, US

•	Vivendi Telecom, Hungary

WiMAX and Wireless Broadband Solutions

WiMAX Solutions

BreezeMAX for fixed and nomadic applications

Our WiMAX system is the BreezeMAX platform, designed from the ground up according to the IEEE 802.16 standard. BreezeMAX features advanced OFDM technology to support non-line-of-sight (NLOS) operation, adaptive modulation up to QAM64, and the highest spectral efficiency available. Currently operating in the 3.3, 3.5 and 3.6 GHz licensed frequency bands, BreezeMAX addresses the immediate customer demand for cost-effective, next generation broadband wireless systems with a platform designed around the implementation of the IEEE 802.16 and HiperMAN standards by the WiMAX Forum™. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station.

BreezeMAX has quickly become a popular solution for operators offering fixed high-bandwidth, IP-based voice and data services to evolve their networks to industry standard solutions with improved CPE (Customer Premise Equipment) economics. Recently, the platform was enhanced with an offering of primary voice services, while allowing the operator to leverage legacy voice infrastructure. The system’s rich feature set and cost-effective and versatile CPEs make BreezeMAX a preferred broadband wireless solution for service providers who are interested in improving their business model. We intend to have BreezeMAX certified according to the evaluation standards and timetable set by the WiMAX Forum for IEEE 802.16-2004 (d) and 802.16-2005 (e).

In June 2005, we announced the market introduction of BreezeMAX Si, a self-installable, indoor WiMAX customer premises equipment (CPE) based on the IEEE 802.16-2004 standard and using the Intel® PRO/Wireless 5116 broadband interface (WiMAX chip). The BreezeMAX Si opens the door for fixed broadband wireless access (BWA) WiMAX standard-based solutions to become nomadic and quickly deployed with a plug-and-play installation. In addition, it enables centrally provisioned, portable connectivity for subscribers to use the CPE in various points within the network coverage and re-connect to the service after moving from one location to another.

In July 2003, Intel Corporation announced its intention to develop an IEEE 802.16d-compliant silicon chip and by September 2005, we developed the subscriber unit that uses that chip. The commercially available BreezeMAX PRO CPE was the world’s first subscriber unit that integrated the Intel® PRO/Wireless 5116 broadband interface and marked an important step for the industry moving toward the widespread adoption of WiMAX standard products.

BreezeMAX for Portable and Mobile Applications - Future products

First generation BreezeMAX was designed according to the IEEE 802.16-2004 standard for fixed and nomadic networks. The future application BreezeMAX platform to provide mobile WiMAX is now in design according to the IEEE 802.16e-2005 standard for portable and mobile networks. IEEE 802.16e-2005 compliant technology enables portable and mobile networks to be IP based, with a focus on open standards, end-users and consumer devices. Portable access is defined according to the WiMAX Forum to apply to handsets, PDA, laptop PCMCIA (Personal Computer Memory Card International Association) or mini cards at multiple locations, at least at walking speed and enables a hard handoff of devices. Mobile access ranges in scope from low to high vehicular speeds, but adds PDAs and smartphone devices, multiple locations and enables a soft handoff. Both consumer and business users have driven the demand for this technology that has resulted from the convergence of fixed broadband networks and mobile voice networks towards mobile broadband communications.

Our mobile WiMAX solution, called 4Motion is expected to be introduced to the market by the end of 2006 and commercially available in 2007. This target is planned to coincide with the availability of mobile WiMAX-enabled devices such as laptops and PDAs that utilize chips currently under development. 4Motion™ is a complete WiMAX 802.16e-2005 solution portfolio being developed in conjunction with leading providers of core network and IP technology, devices and integration services. 4Motion is expected to offer open, scalable and cost-effective mobile data solutions that deliver true broadband services of several Mbps per subscriber or more with full quality of service (QoS) capabilities that enable applications such as VoIP. Compliance with 802.16e-2005 standards and a fully distributed, all-IP architecture means that 4Motion gives operators the flexibility to choose the multi-vendor partners to add third party IP services, while controlling costs.

Fixed Wireless Broadband Access Products

We provide a broad range of integrated fixed wireless broadband solutions, addressing different markets and frequency bands, designed to address the various business models of carriers, service providers and private network operators. Our products are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, including residential, small office/ home office (SOHO), small/ medium enterprises (SME), multi-tenant/multi-dwelling units (MTU/MDU), and large enterprises (corporate). Our products operate in licensed and license-free bands, ranging from 2.3 GHz to 28 GHz and comply with various industry standards. Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, MAC (media access control), IP-based mobile switches, compact mobile networks, networking protocols and very large systems integration, or VLSI.

Fixed wireless broadband solutions are based on OFDM (Orthogonal Frequency Division Multiplexing) technology with non-line-of-sight (NLOS) capabilities, creating more possibilities to cover a wireless access network.

We offer applications in which access to the end-user is provided by wireless broadband systems. These access applications can be utilized by telecom operators, service providers and regional carriers based on the needs of their regions of operation. Fixed wireless broadband solutions are implemented in a modular infrastructure, enabling swift, cost-effective roll-out as needed. Sectorized base stations are deployed to provide radio coverage to the targeted area, and frequency channels are reused in non-adjacent base station sectors, making the most efficient use of the available spectrum. Base stations are connected to the operator’s central office, or point-of-presence, using wired or wireless point-to-point solutions. End users are provided with customer premises equipment, or CPE, typically consisting of an outdoor unit with a radio and an antenna connected to an indoor unit or indoor self-installed unit, which present voice and data interfaces to the customer network. The entire wireless broadband network is connected to the carrier backbone.

BreezeACCESS Products (BreezeACCESS II, XL, VL, OFDM)

BreezeACCESS enables fixed high-speed data and voice, point-to-multipoint wireless broadband applications. BreezeACCESS access products operate in several frequency bands to meet the needs of service providers and telecom operators worldwide. The BreezeACCESS product family consists of base stations, including access units and controllers, and subscriber units, which operate optimally when connected to computers or computer networks utilizing the Internet Protocol. The subscriber units include subscriber units for data applications and subscriber units for data and telephony applications. BreezeACCESS is modular in design, allowing for a low initial investment, and is scalable for future growth.

BreezeACCESS OFDM (orthogonal frequency division multiplexing-based) products support fixed higher speed wireless broadband access products currently in the licensed 3.5 GHz band, and provide gross data rates of up to 12 Mbps.

BreezeACCESS VL, OFDM-based fixed products operate in the 4.9, 5.2, 5.3, 5.4, 5.7GHz bands, which are mostly unlicensed, and provide gross data rates of up to 54 Mbps.

OFDM technology, on which BreezeACCESS OFDM and BreezeACCESS VL are based, enable higher data rates, up to 12 Mbps in the case of BreezeACCESS OFDM, and up to 54 Mbps in the case of BreezeACCESS VL, by utilizing the available radio spectrum in an efficient manner. In addition, OFDM technology enables NLOS operation with robust resistance to interference. OFDM based products enable carriers to use the technology in applications where a high data rate is required, including serving medium to large enterprises and high-speed backbone applications. The BreezeACCESS VL OFDM-based system, which utilizes our proprietary air protocol and broad set of features along with a high power radio, uses our “open platform” architecture and may be used with other BreezeACCESS band versions (BreezeACCESS II, XL, V or OFDM), giving operators the flexibility to use one band for service provisioning to residential, SOHO and SME customers, while reserving high bandwidth for large enterprises and MTUs. It is intended to become our service provider solution in all the 5 GHz bands.

BreezeACCESS wireless DSL products include BreezeACCESS II, BreezeACCESS XL, BreezeACCESS VL and BreezeACCESS OFDM.

BreezeACCESS II products operate in the unlicensed 2.4 GHz ISM band, and provide gross data rates of up to 3 Mbps.

BreezeNET Products - BreezeNET (BreezeNET DS.11, PRO.11, BreezeNET B)

Our BreezeNET products are designed to provide highly reliable, building-to-building bridging solutions, support mobile connectivity, and provide individuals or small groups of users with wireless access to a LAN. BreezeNET products consist of three product families: BreezeNET DS.11, BreezeNET PRO.11, and BreezeNET B.

BreezeNET DS.11 products utilize direct sequence spread spectrum (DSSS), radio technology and are compliant with the IEEE 802.11b wireless LAN standard. DSSS products provide data rates of up to 11 Mbps and are most suitable for low user density applications where high data rates are of prime importance. BreezeNET DS.11 outdoor bridging products, operating in the unlicensed 2.4 GHz band, feature indoor/outdoor architecture with an indoor interface unit and an outdoor radio unit. The indoor/outdoor architecture enables lower cost installations, while supporting reliable building-to-building high data rate bridging over long distances.

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

BreezeNET B products function as a wireless bridge system that provides high-capacity, high-speed point-to-point connectivity. The BreezeNET B system operates in the unlicensed 5GHz band and enables operation in near and non-line-of-sight environments such as buildings, foliage or ridgelines. The system also features adaptive modulation for automatic selection of modulation schemes to maximize data rate and improve spectral efficiency. BreezeNET B supports security sensitive applications through optional use of authentication and/or data encryption. The system supports VLANs, enabling secure operation, and VPN services, allowing tele-workers or remote offices to conveniently access their enterprise network.

MGW and eMGW Products

The MultiGain Wireless (MGW) and enhanced MultiGain (eMGW) solutions are cost effective, rapidly deployable, point-to-multipoint fixed wireless access systems that provide data and voice services for both residential and small business users, mainly in suburban and rural environments. Utilizing radio links instead of copper lines to bridge the last mile, the MGW and eMGW products enable rapid deployment of quality services to residential or SOHO customers. The products ensure the optimal utilization of the available spectrum and minimum interference, regardless of topography.

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

eMGW is based on our frequency hopping CDMA (Code Division Multiple Access) technology and utilizes our innovative “hybrid switching” transmission technology, combining circuit switching for toll quality voice and packet switching for fast data services, optimizing the utilization of spectrum resources. This “hybrid switching” concept provides a solution for the economic and technological challenges facing network operators today.

MGW is a point-to-multipoint fixed wireless access system that supports a variety of services, including toll quality voice, high-speed voice band data and ISDN-BRI, primarily for urban, suburban and rural environments. MGW’s scalable architecture enables low initial investment, with incremental growth based on subscriber demand. It is well suited for both new operators entering the market and incumbent operators in areas where copper infrastructure is already saturated or is difficult to install, such as new housing areas, historical sites or temporary installations. Based on our frequency hopping CDMA technology, MGW supports a broad range of frequency bands, from 800MHz to 3.8 GHz, and provides coverage of over 25 kilometers in line of sight, or LOS, conditions. Hundreds of thousands of MGW lines have already been successfully installed in over 60 countries.

MGW is comprised of a radio port control unit, a radio port coupler, a fixed access unit, a power supply and charger unit and a coverage extender used to extend the geographical coverage of the network. It also includes a network planning tool and a network management system featuring fault, configuration, traffic and performance management.

WALKair Products

The WALKair system is a Wireless Broadband system that enables carriers to provide high-speed Internet access, other data services and voice services primarily to SMEs.  WALKair’s high spectral efficiency, dynamic bandwidth allocation, effective frequency reuse plan and high coverage capacity enable carriers to connect last-mile business subscribers to their network in an efficient and cost-effective manner.

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

WALKair 3000 accommodates carriers’ requirements for broader bandwidth, primarily driven by the growing use of data-intensive Internet applications.  It also enables carriers to efficiently connect multiple subscribers in multi-tenant buildings by a single terminal station.  WALKair 3000 supports significantly broader bandwidth for each customer and increased capacity for each cell, increasing the peak speed of transmission of each terminal station to up to 36 Mbps.  WALKair 3000 integrates smoothly with WALKair 1000.  This enables carriers to deploy both systems on the same base station, serving a variety of subscribers with different needs for communication services, within the same cell.

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

Network Management Products for both WiMAX and Other Wireless Broadband

We provide advanced management applications for our wireless solutions. Our network management applications are equipped with graphics-based user interfaces and provide a set of tools for configuring, monitoring and effectively managing our wireless broadband networks. Our flagship carrier-class Network Management System is the AlvariSTAR, fully compliant with Telecommunications Management Network (TMN) standards and simplifies network deployment and maintenance for networks of every scale. AlvariSTAR can be used to manage multiple Alvarion products, including BreezeMAX, BreezeACCESS VL, BreezeNET B and WALKair networks.

Our full portfolio of network management products include:

•	AlvariSTAR, which configures, monitors and manages our BreezeMAX, BreezeACCESS and WALKair products;

•	BreezeMANAGE, which configures, monitors and manages our BreezeACCESS products;

•	WALKnet, which configures, monitors and manages our WALKair products;

•	BreezeVIEW, which configures, monitors and manages our BreezeNET products;

•	UltraWAVE OMC which configures, monitors and manages our mobile products (UltraWAVE and Breeze2000); and

•	IMS, which configures, monitors and manages our eMGW product.

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

Compact Cellular Networks

Demand for Compact, Scalable Networks

The world’s cellular market is huge at approximately one billion mobile phone users. However, the giant global companies in this market have left an under-served segment; that of small or extension networks, servicing up to 100,000 subscribers. The business model for these small or specialized types of networks is not profitable for the large players. In addition, with the recent occurrences of natural disasters, there is a clear need for a rapid response to bring back telecommunications services to distraught areas. Another area of growing demand is compact reliable communications systems. Given the world’s interest in investing more heavily in security and defense, compact reliable communications systems serve a valuable role. Finally, users today are unwilling to give up their mobile phone service even when in flight or while vacationing on a cruise ship or roaming around remote areas of the world. This is another area in which a scalable, immediately deployable small network has much to offer.

Our Geographic Markets

Our target markets for these compact cellular networks include emerging markets in developing or under-developed countries, due to our networks’ low entry cost and reduced maintenance expenses. In addition, our products are particularly cost-effective for island landscapes or a series of islands due to their simple, easy to support and maintain network that is software configurable to various network architectures. In addition, geographic areas with few subscribers are ideal markets, an excellent example being a recent deployment in the Falkland Islands, a territory that had not yet received cellular service until our network was deployed due to the poor business case for the larger network suppliers. Finally, we have designed our small to mid-size stand-alone cellular networks to serve the following applications that are relevant for any location in the world including developed areas within developed countries:

•	Applications that require rapid deployments such as emergency responses, disaster recovery, military uses, and special events,

•	Rural extensions to already established cellular infrastructure: e.g., to add capacity and coverage in remote or rural areas and to provide telephone service in previously under-served communities,

•	Contained applications, such as cruise ships and airplanes,

•	WLL (Wireless Local Loop) connecting subscribers to the PSTN switch using radio signals as a substitute for copper.

Our Customers

Our cellular networks have been installed in over 20 countries to offer solutions for public operators and specialized cellular applications that provide reduced overall and backhaul costs, rapid deployment, scalable configurations, and value-added services such as pre-paid, SMS and voice mail.

Cellular Operators

Our solutions are targeted to telecom carriers offering cellular services and wireless service providers looking to expand their existing user base and gain market share, with the objective of extending capacity, coverage, and providing value-added services in areas previously under or unserved. Cellular operators are able to leverage their infrastructure, radio base-station sites and customer base, together with their marketing, billing systems and customer support investments, to offer competitive broadband Internet access services to their customer base or to attract new customers for broadband who can eventually become cellular customers.

In the past, wireless networks have been deployed primarily in urban centers and other heavy usage areas. Increasing demand for improved service over wider geographic areas has prompted cellular service providers to accelerate the expansion of their networks and ours enable operators to achieve this very cost effectively. We offer various remote-cell packages with local switching capabilities, which reduce both operating and capital expenditures. These packages can serve as an extension to a larger infrastructure deployed in an urban location so that operators maintain all network service and management transparency.

Government and Public Sector

Disaster recovery is a major issue and governments are forced to invest in the resources to combat future natural disasters. Our complete compact GSM networks are excellent tools for providing cellular phone service until the wired infrastructure is repaired. Temporary sites for defense or tactical training or maneuvers also require a full, end-to-end network solution for the complete range of mobile voice services. This is another major vertical market that only a compact, complete cellular system can service.

Partial Customer List

•	Cable & Wireless

•	Hubei Mobile Communications

•	Integrated Services Limited

•	FSM Telecom

•	National Telecommunications Authority of the Marshall Islands

Our Compact, Cellular Solutions

Our line of compact cellular solutions that are easy to deploy and tailored for the ‘hard to reach’, remote environments provide an end-to-end GSM and CDMA solutions for these various niche markets. In fact, we believe our GSM system is the only commercially available system that provides all of the infrastructure equipment and software necessary to support an entire wireless network within a single, compact enclosure. Our networks may be deployed in communities with a few thousand subscribers and may be scaled to grow to over a hundred thousand subscribers.

Our Cellular Products

Our Cellular Mobile Unit (CMU) has network installations in over 20 countries. The Cellular Mobile Unit has developed customizable solutions for public operators, equipment manufacturers, and specialized GSM applications. Our scalable products and low startup costs enable customers to purchase a complete network solutions with scalable Mobile Switching Center (MSC), Base Station Controller (BSC), and Base Transceiver Station (BTS) that meets their current needs and allows for future expansion. We use industry-standard interfaces to facilitate integration with existing infrastructure and third-party vendors. Our customers benefit from our innovative techniques that provide local switching and reduce backhaul costs. In mobile applications, customers also gain from our ability to rapidly deploy a network using compact designs and easy-to-configure databases.

GSM solutions - WAVEXpress and UltraWAVE

The WAVEXpress and UltraWAVE product families provide a comprehensive set of GSM network capabilities that supports an entire GSM network within a single enclosure. WAVEXpress and UltraWAVE systems can serve as a base station, base station controller, switch or any combination of these functions depending on the system’s hardware and software configuration. The WAVEXpress and UltraWAVE products are modular, which enable the system to be updated and enhanced by exchanging specific hardware modules and upgrading software. The compact and modular system enables wireless service providers to fill in coverage blind spots, to increase capacity in heavy usage areas and to provide service to previously unserved areas.

WAVExchange switching family is a cost effective Mobile Switching System scalable from 100 to 20,000 subscribers. WAVExchange offers full mobility functions and allows operators to expand their switching capacity and service offerings to remote or isolated areas. WAVExchange also provides international roaming for visiting subscribers. WAVExchange can be deployed as a stand-alone solution or integrated with WAVEXpress and UltraWAVE as part of an end-to-end cellular deployment.

Our compact specialty cellular networks serve a variety of end-users and applications including residential cellular users, governmental, homeland security, and disaster relief agencies, as well as travel/leisure companies. This year witnessed the launch of several products and components in these products that enhanced the product form size and improved on the network’s cost effectiveness, including UltraWAVE network-in-a-box (NIB), Micro BTS/BS Plus and X40 Switch.

CDMA 2000-1x solution - Breeze2000

CDMA 2000-1x technology enables last mile wireless telephony and always-on data access over wide coverage for residential users who are fixed or mobile. CDMA 2000’s design minimizes the initial network cost for servicing the last mile. Using CDMA 2000 operators can profitably address the challenge of servicing the low ARPU (Average Revenue Per User) markets; leveraging the low price CDMA 2000-1x CPEs (Customer Premise Equipment) and economic benefits. CDMA 2000 is a point-to-multipoint solution, which offers operators a cost efficient alternative to traditional wireless local loop technologies. Carriers are able to provide voice and always-on data services for both fixed and limited mobility connections. CDMA 2000 1xRTT offers always-on 153 Kbps peak. CDMA 2000 operates in the 450MHz, 850MHz, 1900MHz, and 2100 MHz frequencies.

Breeze2000 is designed to provide last mile wireless telephony and always-on data access over wide coverage for residential users with fixed or limited mobility. Breeze2000 is a point to multipoint, next generation network, IP-based CDMA 2000. The IP based architecture combined with distributed structural design minimizes the initial network cost for servicing the last mile. For use in small to medium scale networks in urban to rural, the distributed IP architecture minimizes operator’s initial investment and expedites its time to market. Breeze2000 enables operators to profitably address the challenge of servicing the low ARPU markets.

Breeze2000 provides transparent telephony services over V5.2 interface including supplementary services, fax G3, payphone and data services of circuit switched and always-on 153 Kbps peak. In addition, it offers a self-contained network connected to PSTN over SS7, thereby reducing the costs of satellite backhaul in rural networks. The system operates in the 450MHz, 850MHz, 1900MHz, and 2100MHz frequencies.

Accessories Offered by Alvarion

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

Networking Technology

To support the BreezeMAX products, we have developed or otherwise acquired, and continue to invest in, networking expertise in the areas of IP Access, PPPoE (Point-to-Point Protocol Over Ethernet) tunneling, Virtual Private Networks (VPN) and Voice over IP (VoIP), based on industry standards such as H.323, SIP and MGCP, and other Internet standards and protocols. We have also developed, and are continuing to develop, know-how to satisfy market requirements with respect to quality of service, classes of services, committed information rate, maximum information rate, virtual LAN management and prioritization. We are developing access technology based on the IEEE 802.16-2004 (16d) and 802.16-2005 (16e) standards for further improved support of these needs. We have also developed a network management system that provides network surveillance, monitoring and configuration capabilities for all the family products.

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

The PSTN FWA MGW system was extended to provide additional data services to wireless subscribers. The eMGW system was especially designed to support the modern wholesale network model for carriers. PPPoE, remote and local DHCP network tools give to the network access provider the ability for fast and inexpensive IP network configuration and interfacing to the billing systems.

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

Our radio teams specialize in low cost, mass-production oriented radio design. The system level capability is software assisted radio auto-calibration, which allows for reduced manufacturing costs and compensates for components’ parameter spread and instability, temperature related changes and aging of components.

Our internal radio expertise enables us to attract customers by addressing promptly new needs such as new frequency bands.

Digital Signal Processing (DSP) Modem Technology

We maintain strong expertise in DSP and in modem design. Our capabilities include a hardware oriented design, as well as programmable DSP oriented design. Our modem design hinges on the Software Defined Radio paradigm. The extensive configurability of our base station modems, through FPGA (Field Programmable Gate-Array) and DSP reprogramming, allow us to readily introduce advanced features to our products and to follow amendments to emerging standards, including capability to upgrade deployed networks by pure s/w download. Similarly our CPE designs allow for upgradeability through over the air s/w download, simplifying our customer’s operations.

We have developed the BreezeMAX base station platform, which is designed to support the WiMAX (IEEE 802.16 and HIPERMAN) air interface specification. The platform supports the multiple antenna elements per sector to exploit the smart-antenna signal processing techniques for improved coverage and network capacity. The programmable DSP-based architecture of the BreezeMAX platform enables us to support the IEEE 802.16-2004 standard, which is also used as the foundation for our broadband mobile IEEE 802.16e solution, while enjoying the benefits of OFDMA and smart-antenna processing. The base station architecture and capabilities is closely aligned and synchronized with the CPE ASICs and reference design developed by Intel resulting from our collaboration, which began in 2003, to assure optimum performance in future WiMAX deployments.

We have developed mixed signal ASICs containing DSP cores. Inclusion on-chip of analog-digital converters is instrumental to both cost reduction and power consumption reduction. First generation ASIC supports our IEEE 802.11-based FH-GFSK products, with the above-standard capability of delivering 3 Mbps, with automatic fall back to 2 Mbps and 1 Mbps as necessary. Our second generation ASIC is optimized for OFDM modulation, as used by the IEEE 802.11a/g standards and the recently approved IEEE 802.16a standard. This ASIC is based on a proprietary programmable “very long instruction word” DSP architecture. The programmable architecture allows us to implement numerous beyond-standard capabilities, such as OFDMA extensions to the baseline OFDM mode. This system-on-a-chip ASIC will serve as a key component of our BreezeACCESS-OFDM products. Additional ASIC developed in-house supports our WALKair products, with a full duplex point-to-multipoint single carrier trellis-coded 64QAM modem. An ASIC was developed for the eMGW product to reduce the product’s costs.

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

Participation in International Standards Committees

As part of our strategy to become a technological leader and influence the industry in specific areas, we have, since our inception, been active members in standardization committees.

We are a principal founder of the WiMAX Forum, a non-profit organization whose members work to promote adoption of the IEEE 802.16 OFDM/OFDMA standard, and to certify interoperability of compliant equipment. Our representative on the board of directors of the WiMAX Forum is Mohammad Shakouri, Vice President of Business Development at Alvarion, who holds the position of Vice Chair of the WiMAX Forum, and chairs the Marketing Working Group. For a more detailed description of the WiMAX Forum, please see "Item 4B - Business Overview - General - WiMAX Technology and Advantages".

The scope of the IEEE 802.16-based standard is the Wireless MAN (Metropolitan Area Network), supporting larger range fixed/nomadic/mobile broadband access networks with more performance and dedicated high-end services. Our engineers actively participate in the technical group for defining inter-operability profiles and tests. Dr. Vladimir Yanover holds the position of co-chair of WiMAX Forum’s Mobile Task Group (MTG), responsible for defining the profiles and tests for the IEEE802.16e-2005 standard.

We actively participate in the IEEE 802.16’s Broadband Wireless Access work group. Similarly, we are part of the WiMAX Forum’s groups to define and improve the OFDM/OFDMA mode, for both fixed and mobile broadband applications and to improve the IEEE 802.16 standard ability to increase its market print in license-exempt applications.

Mariana Goldhammer, Director for Strategic Technologies at Alvarion, is Chair of IEEE 802.16h, targeting Improved Coexistence in License-Exempt deployment. She is also ETSI BRAN (Broadband Radio Access Networks) Vice-Chair and HiperMAN Chair. ETSI HiperMAN has adopted the IEEE 802.16 OFDM mode and is currently considering the OFDMA mode. Ms. Goldhammer is acting to harmonize the IEEE and ETSI standards to create a worldwide broadband standard for converged Fixed-Mobile applications.

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

SALES, MARKETING AND SUPPORT OF OUR PRODUCTS

We market our products through an extensive network of more than 220 active partners. These include original equipment manufacturers (OEM), national and local distributors, systems integrators and resellers. Our distributor partners in turn sell to resellers, including value-added resellers and systems integrators, and to end-users. We also market our products directly to large-end customers.

We currently sell and distribute our products in more than 150 countries worldwide. The use of different types of marketing channels through our partnership network enables us to market our products to many different markets and to meet the differing needs of our customers.

Our products are aimed at the WiMAX and other wireless broadband, wireless voice, and cellular markets. We sell in these markets through OEM agreements or other strategic arrangements with leading telecommunications suppliers, direct sales as well as indirectly through our distribution channels, which market primarily to smaller Internet service providers and operators. Additionally, to achieve broad and rapid market penetration, we maintain direct relationships with carriers. By doing so, we believe that we are better able to understand the needs of new operators, such as innovative challengers, Tier 1 and global operators, and are better able to identify and anticipate trends in the wireless broadband market.

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

We have strong relationships with leading incumbents and leading telecom operators to whom we sell our solutions directly.

A distributor of our products is typically a data communications or a telecommunications marketing organization, or both, with the capability to add value with training and first-tier support to resellers and systems integrators.

We operate in various regions. Our subsidiaries and representative offices, located throughout North America, South America, Europe, Africa and Asia, support our international marketing network.

We derive our revenues from different geographical regions. For a more detailed discussion regarding the allocation of our revenues by geographical regions based on the location of our customers, see “Item 5A--Operating and Financial Review and Prospects--Operating Results.”

We conduct a wide range of marketing activities aimed at generating name recognition and awareness of our brands throughout the telecommunications community, as well as identifying leads for distributors and other resellers. These activities include public relations, participation in trade shows and exhibitions, advertising programs, public speaking at industry forums and maintaining a website.

We maintain a highly trained global technical support team that participates in providing customer support to customers who have purchased our products. This includes local support by distributors’ and systems integrators’ personnel trained by our support team, support through help desks and the provision of detailed technical information on our website, expert technical support for resolution of more difficult problems, as well as participation in pre- and post-sales activities conducted by our distribution channels with large accounts and key end-users.

We organize technical seminars covering general technologies, as well as specific products and applications. We also have qualification programs to advance the technical knowledge of our distributors and their ability to sell and support our products. The seminars are held in various countries and in different languages according to need.

MANUFACTURING OPERATIONS AND SUPPLIERS

We currently subcontract most of the manufacturing of our products. We have a pre-qualification process for our contract manufacturers, which includes the examination of the technological skills, production capacity and quality assurance ability of each contract manufacturer. Our manufacturing capacity planning is based on rolling marketing forecasts done on a monthly basis. The forecasts provided to the sub-contractors are based on internal company forecasts, and are up to six months. We purchase our raw materials from several suppliers.

Our products are currently manufactured primarily by several contract manufacturers located in Israel, the Philippines, Japan and the United States. Part of our production is conducted in our facility in Tel Aviv.

The quality assurance, final assembly and testing operations of our products are performed by us at our facilities in Tel Aviv, Omer, Mountain View, Schenzen and in our leased premises at some of our subcontractors’ facilities in Israel. We have processes in place for the ongoing performance of quality assurance at our own facilities and at our subcontractors’ facilities. Equipment owned by us and used for final assembly and testing is located at our facilities in Tel-Aviv, Omer and in our leased premises at the facilities of some of our subcontractors in Israel as part of our Approved Enterprise programs.

We monitor quality with respect to each major stage of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing and packaging and shipping. Our packaging and shipping activities are conducted primarily at our Tel Aviv, Omer and Mountain View facilities.

All our manufacturing locations in Israel and in the Philippines are ISO 9001 certified, which verifies that our manufacturing processes adhere to established standards. We require that our Israel based contract manufacturers be ISO 9002 certified. Our US manufacturing location and contract manufacturers are undergoing ISO 9002 certification, and we expect this during the course of 2006. Our Tel Aviv and Omer locations are ISO 14000 certified.

PROPRIETARY RIGHTS

In order to protect our proprietary rights in our products and technologies, we rely primarily upon a combination of patents, trademark, trade secret, and copyright law as well as confidentiality, non-disclosure and assignment of inventions agreements. We have over 90 patents issued by patent offices in several countries, with more than 50 pending patent applications.

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

THE COMPETITIVE ENVIRONMENT IN WHICH WE OPERATE

The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering, and with respect to products that we are developing. The principle competitive factors in these markets include:

•	price and price/performance ratio;
•	technology;
•	regulation and product certifications;
•	ability to support new industry standards;
•	product time to market, and
•	brand strength and sales channels, and
•	quality of service.

Companies that are engaged in the manufacture and sale, or the development, of products that compete with our wireless broadband products include Airspan Inc, Alcatel, Aperto Networks, Arraycom, Cambridge, Ericsson, Flarion (acquired by Qualcomm), IP Wireless, Motorola, Navini, Nextnet, Terabean, Inc., Redline, Samsung Siemens , SR Telecom and ZTE. Other vendor members of the WiMAX Forum may become our competitors.

Our products also compete with alternative telecommunications transmission media, including leased lines, copper wire, fiber-optic cable, cable modems, television modems and satellite.

Companies that are engaged in the manufacture and sale, or the development, of products that compete with our compact cellular network products are GSM communications equipment providers such as Ericsson, Lucent, Motorola, Nokia, Siemens, ZTE and Huawei.

We also compete with the Wi-Fi, TDMA and CDMA product offerings from the same communications equipment providers and expect that a number of them will develop competing data communications products and technologies in the near future. We also compete with CDMA product offerings of Ericsson, Motorola, ZTE, Huawei, UT-Starcom, Samsung and LG Electronics. In the past, the products of the leading GSM equipment communications providers were capable of handling large subscriber bases. Equipment providers are beginning however to focus on equipment similar to our products that address smaller subscriber bases and distributed architecture based on IP Base Stations (GSM or CDMA). Each of the major GSM communications equipment providers has at least a partial GSM solution that addresses this target market.

Increased competition in our market results in price reductions, new alliances, shorter product life cycles, reduced gross margins, longer sales cycles and loss of market shares, which could harm the results of our operations. We have designed and engineered our products to minimize costs, maximize margins and improve competitiveness. However we cannot assure you that we will be able to compete successfully against current or future competitors.

GOVERNMENT REGULATION

Our business is premised on the availability of certain radio frequencies for two-way broadband communications. Radio frequencies are subject to extensive regulation under the laws of each country and international treaties. Each country has different regulation and regulatory processes for wireless communications equipment and uses of radio frequencies. In the United States, our products are subject to FCC rules and regulations. In other countries, our products are subject to national or regional radio authority rules and regulations. Current FCC regulations permit license-free operation in FCC-certified bands in the radio spectrum in the United States. In other countries the situation varies as to the spectrum, if any, that may be used without a license and as to the permitted purposes of such use. Some of our products operate in license-exempt bands, while others operate in licensed bands. The regulatory environment in which we operate is subject to significant change, the results and timing of which are uncertain.

In many countries, the unavailability of radio frequencies for two-way broadband communications has inhibited the growth of these networks. The process of establishing new regulations for Wireless Broadband frequencies and allocating these frequencies to operators is complex and lengthy. The regulation of frequency licensing began during 1999 in many countries in Europe and South America and continues in many countries in these and other regions. Licensed blocks in 2.3, 2.5, 3.5, 3.6 GHz were released in some countries. However, this frequency licensing regulation process may suffer from delays that may postpone commercial deployment of products that operate in licensed bands in any country that experiences this delay. Our current customers that commercially deploy our licensed band products have already been granted appropriate frequency licenses for their network operation. In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions.

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

C.	ORGANIZATIONAL STRUCTURE

The following is a list of our significant subsidiaries, each of which is wholly-owned:

•	Alvarion, Inc., incorporated under the laws of Delaware, United States;

•	Alvarion Mobile, Inc., incorporated under the laws of Delaware, United States, is a wholly owned subsidiary of Alvarion Inc.;

•	interWAVE Communications Inc., incorporated under the laws of Delaware, United States, is a wholly owned subsidiary of Alvarion Mobile, Inc.;

•	Alvarion UK LTD., incorporated under the laws of England;

•	Alvarion SARL*, incorporated under the laws of France;

•	Alvarion SRL, incorporated under the laws of Romania;

•	Alvarion Asia Pacific Ltd., incorporated under the laws of Hong Kong;

•	Alvarion do Brasil LTDA, incorporated under the laws of Brazil;

•	Alvarion Uruguay SA, incorporated under the laws of Uruguay;

•	Alvarion Japan KK, incorporated under the laws of Japan;

•	Alvarion Israel (2003) Ltd., incorporated under the laws the State of Israel;

•	Alvarion Spain, S.L, incorporated under the laws of Spain;

•	Tadipol-ECI Sp.z o.o.,** incorporated under the laws of Poland;

•	Alvarion Telsiz Sistemleri Ticaret A.Ş.**, incorporated under the laws of Turkey;

•	Alvarion de Mexico S.A de C.V, incorporated under the laws of Mexico;

•	interWAVE Communications Ireland Limited, incorporated under the laws of Ireland;

•	interWAVE Communications International SA, incorporated under the laws of France;

•	interWAVE Communications (Shenzen) Co., Ltd., incorporated under the laws of China;

•	International Wave Communications Networks, Inc., incorporated under the laws ofthe Philippines; and

•	Alvarion Singapore PTE LTD., incorporated under the laws of Singapore.

*Alvarion SARL is a wholly-owned subsidiary of Alvarion UK LTD. In addition, we have representative offices in China, Italy, Russia, the Philippines, Japan, South Africa, Spain, Czech Republic and Singapore.

** Alvarion Telsiz Sistemleri Ticaret A. S. and Alvarion - Tadipol - ECI Sp.zoo are wholly owned subsidiaries of Kermadec Telecom B.V.

D.	PROPERTY, PLANTS AND EQUIPMENT

We do not own any real estate. On December 31, 2005, we leased an aggregate of approximately 244,000 square feet in Israel for annual lease payments (including management fees) of approximately $3.5 million and incur annual parking expenses in connection with this lease of approximately $0.6 million. These premises consist mainly of our corporate headquarters and two separate warehouses located in Israel. We have been occupying our main premises since April 2001, which serves as our corporate headquarters, as well as the site at which we conduct our main research and development activities and some quality assurance, final assembly and testing operations. Our main lease expires in April through May 2006. We extended the lease during 2006 until the year 2011. We also lease approximately 34,500 square feet of office facilities in Mountain View California, at an annual rent of approximately $0.4 million. These premises serve as the corporate headquarters of our U.S. subsidiary, Alvarion Inc, and as our principal sales and marketing office in North America. In addition, we lease office space for the operation of our facilities in Miami, Florida, San Diego, California, France, Romania, China, Hong Kong, Uruguay, Japan, Brazil, Mexico, Philippines, Ireland and Poland, Russia, Italy, Spain.

We believe that the facilities we currently lease are adequate for our current requirements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3--Key Information--Risk Factors.”

A.	OPERATING RESULTS

Overview

We are a leading provider of wireless broadband systems. We supply carriers, ISPs and private network operators with WiMAX (Worldwide Interoperability for Microwave Access) and other wireless broadband solutions, as well as compact cellular networks to developing countries and remote areas. Our products cover the full range of frequency bands with both fixed and mobile solutions, enabling the delivery of business and residential broadband access, corporate VPNs (Virtual Private Network), toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Extending coverage of mobile networks to developing countries and other hard-to-serve areas, we offer complete and scalable mobile network solutions that feature a low cost of entry, local switching, and integrated VAS (Value Added Services) functionality.

As a wireless broadband pioneer, we have been driving and delivering innovations for more than 10 years from core technology development to creating and promoting industry standards. Leveraging our key roles in the IEEE and HiperMAN (Metropolitan Area Network) standards committees and experience in deploying OFDM (Orthogonal Frequency Division Multiplexing)-based systems, we have been in the forefront of the WiMAX Forum™ in its focus on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. Our vision is to deliver solutions for “personal broadband” enabling mobile users to receive bandwidth-intensive voice, video, and data services anytime, anywhere.

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

On December 9, 2004, we acquired, through a cash merger, interWAVE, a provider of compact mobile network equipment and services, which has complemented our existing product set and expanded our served market to include the mobile equipment market. We have consolidated the results of operations of interWAVE’s business in our financial statements from December 9, 2004.

On April 1, 2003 we acquired certain assets and assumed liabilities of InnoWave Ltd. We have consolidated the results of InnoWave’s business in our financial statements from April 1, 2003.

On August 1, 2001 we acquired Floware Wireless Communication Ltd. Upon the closing of the acquisition, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. We have consolidated the results of Floware’s business in our financial statements from August 1, 2001.

2005 Highlights

We believe that over the last few years we have laid a foundation for long-term growth by developing and introducing our newest WiMAX wireless broadband products, and other BWA products. Our focus in fiscal 2006 is building on this foundation and executing well in key areas, including continuing to innovate to meet our customer needs, and continuing to focus internally on product excellence and business efficiency. In 2005, we experienced increased demand for our BreezeMAX solutions from various types of operators around the world.

Key challenges include successfully managing the transition from our non-WiMAX to WiMAX products. We have experienced delays in orders for, and decreasing revenues from, our non-WiMAX products due to market transition to WiMAX certified products. This trend may continue as customers may continue to delay orders for our products until the introduction of our new WiMAX products. In addition, 2005 revenues were adversely impacted by the decrease in revenues from a Latin American customer due to the nearing completion of a large deployment.

We also experienced challenges in our CMU business. During the second quarter of 2006, we identified circumstances that will require the reassessment of the recoverability of the various assets associated with the CMU. We are currently beginning the process of evaluating the recoverability of these assets. At this point we cannot have a reasonable estimate as to the potential impairment of some of the intangible assets related to this business, if any. If such impairment will be required this may have a significant effect on our result of operations.

Critical Accounting Principles

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, and audited in accordance with standards of the Public Company Accounting Oversight Board (United States). A discussion of the significant accounting policies which we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included in Part III of this annual report. In preparing our financial statements, we must make estimates and assumptions as to certain matters, including, for example, the amount of new materials and components that we will require to satisfy the demand for our products based on our sales estimates and the period of time that will elapse before our products become obsolete. While we endeavor diligently to assure that our estimates and assumptions have a reasonable basis and reflect our best assessment as to the future circumstances which we anticipate, actual results may differ from the results estimated or assumed and the differences may be substantial as to require subsequent write-offs, write-downs or other adjustments to past results or current valuations.

The following is a summary of certain critical principles, which have a substantial impact upon our financial statements and which we believe are most important to keep in mind in assessing our financial condition and operating results:

Segments. We manage our business on the basis of two reportable segments and follow the requirements of Statement of Financial Accounting Standard No. 131 "Disclosures About Segments of an Enterprise and Related Information". Our operating segments are the WiMAX and Wireless Broadband Access activity and the Cellular Mobile activity.

Revenue Recognition. We generate revenues from selling our products indirectly through distributors and OEMs as well as directly to end-users.

Revenues are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” and Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables”, when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collection is reasonably assured.

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

In transactions~~,~~ where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

Accounts Receivable. We are required to assess the collectability of our accounts receivable balances. Generally we do not require collateral, however under certain circumstances we require letters of credit, other collateral, additional guarantees or advance payments. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including, but not limited to, the current credit-worthiness of each customer. For certain accounts receivable balances, we are also covered by foreign trade risk insurance. To date, we have not experienced material losses on the ongoing credit evaluations of our customers. Should we consider it necessary to increase the level of provision for doubtful accounts, required for a particular customer, then additional charges will be recorded in the future.

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

Note 2g to our financial statements describes the write-offs and provisions which we made and recorded in 2003, 2004 and 2005 to reflect the decline from our expectations in the value of inventory which had become excessive, unmarketable or otherwise obsolete or the inventory of new materials and components which we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate. In addition, changes in demand, which result in increased demand for our products may lead to utilization of our previously written-off products. Note 2g to our financial statements describes the effect of the utilization of the related products of our prior years’ written-off components, which are reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized.

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

Intangible assets. As a result of the acquisition of interWAVE in 2004, the acquisition of InnoWave in 2003 and our merger with Floware in 2001, our balance sheet as of December 31, 2005 and 2004 includes acquired intangible assets, such as goodwill, current technology, customer relations and tradenames, which totaled approximately $96.1 million and $100.5 million, respectively. In the course of the analysis and valuation of intangible assets, we use financial and other information, including financial projections and valuations provided by third parties. Although we evaluate our intangible assets when there is an indication of an impairment, our projections are based on the information available at the respective valuation dates, and may differ from actual results.

Goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, (“SFAS No.142”), goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS 142 requires goodwill to be tested for ` on adoption and at least annually thereafter or between annual tests in certain circumstances, and impaired, rather than being amortized as previous accounting standards required. As of December 31, 2005 we had total goodwill of $85.3 million on our balance sheet. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. On September 30, 2005, the date that the company performed its annual impairment test, the Company determined that two reporting units exist - the “BWA” unit and the former interWAVE business (“CMU”). The fair value was determined based on our management’s future operations projections, using discounted cash flows and market approach and market multiples valuation methods. No indication of impairment was identified. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

During the second quarter of 2006, we identified circumstances that will require the reassessment of the recoverability of the various assets associated with the CMU. We are currently beginning the process of evaluating the recoverability of these assets. At this point we cannot have a reasonable estimate as to the potential impairment of some of the intangible assets related to this business, if any. If such impairment will be required this may have a significant effect on our result of operations.

In-process research and development write-off. At the time of our acquisition of interWAVE, interWAVE was in the process of developing new technologies that we valued at approximately $11 million. The technologies under development were CDMA and a part of the GSM technology. As of the date of the acquisition, none of these technologies had demonstrated their technological or commercial feasibility. Significant risk existed because we were unsure of the obstacles we would encounter in the form of time and cost necessary to produce technologically feasible products. Were these proposed products to fail to become viable, it was unlikely that interWAVE would be able to realize any value from the sale of the technology to another party.

As the in-process technologies had no alternative since the proposed products did not prove to be feasible, these development efforts are within the definition of In-Process Research and Development (IPR&D) contained in Statement of Financial Accounting Standards (SFAS) No. 2. “Accounting for research and development cost”. Accordingly, this amount was expensed in the consolidated statement of operations, upon consummation of the acquisition.

We used an income approach in valuing the acquired IPR&D. Under this approach, the fair value reflects the present value of the projected free cash flows that will be generated by the IPR&D projects and that is attributable to the acquired technology, if successfully completed. The projected revenues used in the income approach were based upon our estimate of the revenues to be generated upon completion of the projects and the beginning of commercial sales. The projections assumed that the products would be successful and that the product’s development and commercialization would meet our management’s current time schedule.

Current Technology. Current technology represents proprietary “know how”, patents, or any other relevant intellectual property that is technologically feasible as of the valuation date. Usually, current technology can be easily identified as existing products generating revenues on a current basis. As of December 31, 2005, the amounts allocated to current technology from the interWAVE acquisition, the InnoWave acquisition and the Floware merger totaled $2.9 million, $0.7 million and $6.0 million, respectively. In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Long-Lived Assets”, (“SFAS No. 144”), the value of the current technology as of December 31, 2005 and 2004, has also been reviewed and it was determined that no indicators for impairment existed. The acquired current technology is amortized using the straight line method, over 7 years, 4.75 years and 7.75 depending on the respective product’s amortization schedules.

Customer relations. When an operating entity is acquired, the target company is often a party to ongoing relationships with its customers that are of material value to the acquirer. To the extent that future cash flow of a business would be negatively affected in the absence of these relationships, they are deemed to have economic value. The amount allocated to customer relations acquired from the interWAVE and Innowave acquisitions totaled approximately $1.2 million and $0.5 million, respectively. These values are estimated by performing discounted cash flows analysis which is based upon customer backlog at the date of acquisition and historical recurring revenues by customer, reflecting customer renewal rates, and entails forecasting cash flows to be generated by customer relations. In accordance with SFAS No. 144 we reviewed the value of our customer relations as of December 31, 2005 and 2004 and determined that there was no indicators for impairment existed. The amount of intangible assets represented by customer relations related to the interWAVE and Innowave acquisitions is amortized using the straight line method over a period of two years and 3.75 years, respectively reflecting the expected attrition of the respective customer relationships.

Tradename. The amount allocated to the acquired tradename related to the interWAVE acquisition of $1.1 million was based upon the estimated cost to recreate tradenames. This estimated cost was based upon the historical advertising and promotion spending over the last two years for our GSM products. The amount allocated to tradename is being amortized on a straight-line basis over two years based upon the expected transition time from the legacy hardware to the next generation hardware.

Should any of these above-mentioned intangibles become impaired and therefore need to be written-down or written-off, the charge would result in a corresponding reduction in our shareholders’ equity and a corresponding charge to our statement of operations. Should the estimates and tests that we conducted in making these assessments be incorrect, we will have to record impairment on these intangibles.

Warranties. We provide for the estimated cost of product warranties at the time the product is shipped. Our products sold are covered by a warranty for periods ranging from one year to three years. We accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service the warranty obligations is based on historical experience and expectation of future conditions. We accrue for warranty costs as part of our cost of sales based on associated material costs and technical support labor costs. Material cost is primarily estimated based upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is primarily estimated based upon historical trends in the rate of customer calls and the cost to support the customer calls within the warranty period. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase, resulting in decreased gross profit.

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

Contingencies and Other Accrued Expenses

We are from time to time involved in legal proceedings and other claims. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. We have not made any material changes in the accounting methodology used to establish our self-insured liabilities during the past three fiscal years. A determination of the amount of reserves required, if any, for any contingencies and accruals is made after careful analysis of each individual issue. The required reserves may change due to future developments, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Results of Operations

The following table presents our total revenues attributed to the geographical regions based on the location of our customers for the years ended December 31, 2003, 2004 and 2005.

	2003		2004		2005
	Total revenues	Percentage	Total revenues	Percentage	Total revenues	Percentage
	In thousands	Of sales	In thousands	Of sales	In thousands	Of sales
Israel	$1,294	1.0%	$2,268	1.1%	$1,271	0.6%
United States (including Canada)	31,710	25.0%	34,772	17.3%	41,315	21.1%
Europe (without Russia and Spain)	21,655	17.0%	29,843	14.8%	49,498	25.3%
Russia	9,802	7.7%	13,794	6.8%	11,790	6.0%
Mexico	18,655	14.7%	64,005	31.8%	14,790	7.6%
Africa	13,223	10.4%	18,285	9.1%	26,640	13.6%
Spain	1,200	0.9%	8,678	4.3%	10,678	5.5%
Asia	13,415	10.6%	9,150	4.5%	14,529	7.4%
Latin America (without Mexico)	12,273	9.6%	13,742	6.8%	18,573	9.5%
Romania	3,981	3.1%	6,970	3.5%	6,631	3.4%
	$127,208	100.0%	$201,507	100.0%	195,715	100%

The following table sets forth, for the periods indicated, selected items from our consolidated statement of operations in U.S. dollars in thousands and as a percentage of total sales:

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Sales	$127,208	$201,507	$195,715
Cost of sales	68,595	102,329	98,315
Write-off of excess inventory and provision for inventory purchase commitments	6,562	11,412	8,124
Gross profit	52,051	87,766	89,276

Operating costs and expenses:
Research and development, gross	27,612	31,713	41,983
Less - grants	3,846	3,897	3,062
Research and development, net	23,766	27,816	38,921
Selling and marketing	33,000	39,038	48,794
General and administrative	6,417	9,741	11,495
Merger and acquisition related expenses	2,201	369	868
Amortization of intangible assets	2,606	2,779	4,367
In-process research and development write-off	—	10,993

Total operating expenses	67,990	90,736	104,445
Operating loss	(15,939)	(2,970)	(15,169)
Financial income, net	4,127	3,821	2,551
Net income (loss)	$(11,812)	$851	$(12,618)

	Year Ended December 31,
	2003	2004	2005
	(as a percentage of sales)
Statement of Operations Data:
Sales	100.0%	100.0%	100.0%
Cost of sales	53.9	50.8	50.2
Write-off of excess inventory and provision for inventory purchase commitments	5.1	5.7	4.2
Gross profit	41.0	43.5	45.6

Operating costs and expenses:
Research and development, gross	21.7	15.8	21.5
Less - grants	3.0	2.0	1.5
Research and development, net	18.7	13.8	20.0
Selling and marketing	26.0	19.4	24.9
General and administrative	5.1	4.8	5.9
Merger and acquisition related expenses	1.7	0.2	0.4
Amortization of intangible assets	2.0	1.4	2.2
In-process research and development write-off	—	5.4

Total operating expenses	53.5	45.0	53.4
Operating loss	(12.5)	(1.5)	(7.8)
Financial income, net	3.2	1.9	1.3

Net income (loss)	(9.3%)	0.4%	(6.5%)

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

The results for the year ended December 31, 2005 include the combined activities of Alvarion with former interWAVE operations whereas the results of the year ended December 31, 2004 combine both activities from December 9, 2004 through December 31, 2004. The results of former interWAVE operations during 2004 did not have a material effect on our consolidated statement of operations.

Sales. Sales in 2005 were approximately $195.7 million, a decrease of approximately 2.9% compared with sales of approximately $201.5 million in 2004. In 2005, we experienced delays in sales of our non-WiMAX products due to the market transition to WiMAX certified products.

Wireless broadband sales in 2005 were approximately $176.9 million, a decrease of approximately 11.5% compared with sales of approximately $199.9 million in 2004. In 2004 and 2005, 30.6% and 5.2% of our sales were to a Latin American operator, respectively. For 2005, sales to our Latin American customer decreased significantly due to the nearing completion of a large project. Partly as a result, our revenue decreased in 2005. Excluding the impact of the large customer, wireless broadband sales increased approximately 20% in 2005 compared with 2004, reflecting broad-based demand for wireless broadband solutions, including the BreezeMAX product, our WiMAX based platform. Sales in Europe, Middle East and Africa reached 58% of our BWA sales in 2005 reflecting an increase of 30% over 2004 sales in this region, attributed mainly to the progress in the spectrum allocation process and the early adoption of our broadband wireless products by well-capitalized independent operators. Sales in Central and Latin America accounted for 19% of our BWA sales in 2005 a decrease of 58% (in dollar value) over 2004 in this region, related mainly to the decrease in deployment of a single large customer. During 2003 we received a large order from a Latin American customer. Initial deployment of this order began in 2003 and the majority was deployed during 2004, with the remainder in 2005. Toward the end of 2005 we received a small additional order from this customer, to be deployed in 2006.

Cellular mobile unit (CMU) sales in 2005 were approximately $18.8 million compared with $1.6 million in the relative period of 2004 (which represents revenues from December 9, 2004 the date we acquired interWAVE).

Cost of sales. Cost of sales consists primarily of cost of components, cost of product manufacturing and assembly, labor, overhead and other costs associated with production. Cost of sales was approximately $98.3 million in 2005, a decrease of approximately 3.9% compared with cost of sales of approximately $102.3 million in 2004. Cost of sales as a percentage of sales decreased to approximately 50.2% in 2005 from approximately 50.8% in 2004, primarily attributable to the continued implementation of operational efficiency measures and cost reduction programs, including improvement in manufacturing processes and improvement of the terms with our subcontractors, which we implemented during 2005, which was partially offset by lower margins in the CMU.

Write-off of excess inventory and provision for inventory purchase commitments. We periodically assess our inventories valuation in accordance with obsolete and slow moving items based on revenues forecasts and technological obsolescence. Should inventories on-hand exceed our estimates or become obsolete it would be written-down or written-off. This would result in a charge to our statement of operations and a corresponding reduction in our inventory and shareholders’ equity. Changes in demand for our products and in our estimates for demand create changes in provisions for obsolete inventory. As part of our ordinary course of business we evaluate on a quarterly basis our actual inventory needs versus our sales projections and write-off excess inventory and un-cancelable purchase commitments from our suppliers and subcontractors. In 2005, we recorded charges related to the write-off of excess inventory and accrued a provision for inventory purchase commitments of new materials and components which we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate in the aggregate amount of approximately $7.6 million and $0.53 million, respectively compared to approximately $10.9 million and $0.5 million, respectively in 2004.

Inventory utilization. In 2000, we built significant inventories to sell equipment to customers, primarily in the United States, to provide fast Internet access utilizing unlicensed bandwidth. During that year we estimated that the historical growth rate would continue. However, the sudden and unexpected slowdown in the telecommunication industry started in 2001 curtailed the ability of existing and prospective carriers and service providers to finance purchases of products such as ours. Many carriers and service providers had stopped deploying new networks or had ceased operations completely and were no longer potential users of our products. Accordingly, in response to these market condition changes and after evaluating industry trends, we performed an inventory evaluation model designed to better align our inventory levels to the new market conditions and anticipated customer demand. At that point, we determined, based on the low market visibility, that it was unlikely that we would be able to utilize or market our entire inventory. As a result, during the second and third quarter of 2001, we wrote off certain components of our products that were deemed to be excess inventory, in the amount of $45.3 million. On April 1, 2003, as part of InnoWave’s acquisition, we also acquired its inventory which was recorded at fair value on the date of acquisition. As a result of the change in trends and the increase in 2003 of the overall worldwide demand for broadband access solutions the demand for our broadband wireless products increased as well. Consequently, the demand for part of the related products of our prior years’ written-off components increased significantly and we began utilizing part of them. Most of our utilized inventory in 2004 and 2005 was related to the write -offs of excess inventory made in 2001 and to certain components of InnoWave’s acquired inventory.

In 2005 and 2004, approximately $6.0 and $5.6 million, respectively, of inventory previously written-off was used as products~~’~~ components in our regular production course and were sold as finished goods to end users. The sales of these related manufactured products were reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized. This inventory utilization increased our gross profit in 2005 and 2004 by 3% and 2.7% of sales, respectively.

If there was to be a sudden and significant decrease in demand for our products, or if there was a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our write-off of excess inventory allowances, and our gross margin could be adversely affected. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times compared with the risk of inventory obsolescence. However, if the demand for our products increases beyond our expectations following write-down of inventory we may further utilize our written down inventory. Such utilization may contribute to our gross margin in future periods .We cannot predict the likelihood of utilizing previously written-off inventory in future operations.

Research and development expenses, net. Gross research and development expenses consist primarily of employee salaries, development-related raw materials and subcontractors, and other related costs. Gross research and development expenses were approximately $42.0 million in 2005, an increase of approximately 32.4% compared with gross research and development expenses of approximately $31.7 million in 2004. This increase is primarily attributable to the CMU research and development employee-related expenses. Gross research and development, as a percentage of sales increased to 21.5% in 2005 from 15.8% in 2004, primarily as a result of the increase in R&D expenses as well as the decrease in our revenues. Grants from the OCS totaled approximately $3.1 million in 2005 and $3.9 million in 2004. Research and development expenses, net, were approximately $38.9 million in 2005, compared with approximately $27.8 million in 2004.

Selling and marketing expenses. Selling and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in selling and marketing activities, promotion, advertising, trade shows and exhibitions, travel and related expenses. Selling and marketing expenses were approximately $48.8 million in 2005, an increase of approximately 25.0% compared with selling and marketing expenses of approximately $39.0 million in 2004. This increase is primarily attributable to the CMU selling and marketing expenses in 2005. Selling and marketing expenses as a percentage of sales increased to 24.9% in 2005 from 19.4% in 2004. This increase is primarily attributable to higher cost associated with the CMU unit as well as to the decrease in sales in 2005.

General and administrative expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance, insurance costs, professional fee costs and other administrative costs. General and administrative expenses were approximately $11.5 million of 2005, an increase of approximately 19.0% compared with general and administrative expenses of approximately $9.7 million in 2004. This increase is primarily attributable to the CMU general and administrative expenses in 2005. During 2006 the company reached a settlement of a lawsuit with a former customer of interWAVE Communications International Ltd resulting in a decrease of approximately $1 million in the general and administrative expenses in 2005. General and administrative expenses as a percentage of sales increased to 5.9% in 2005 from 4.8% in 2004. This increase is primarily attributable to higher costs associated with the CMU as well as the decrease in sales in 2005. General and administrative expenses increased in 2005 and 2004 by $563,000 and $60,000 respectively due to reclassification of deferred stock compensation amortization expenses to general and administrative expenses.

Acquisition related expenses. Acquisition related expenses consist primarily of compensation and related expenses to synergy of employees from the merger transaction with interWAVE and human resources, marketing, administrative and other expenses related to the transaction. Acquisition related expenses were $0.9 million in 2005 compared with $0.4 million in the relative period in 2004.

Amortization of intangibles assets. As a result of the merger with Floware, we acquired an identifiable intangible asset, which was defined as current technology with an aggregate value of $16.8 million. This amount is being amortized over the useful life of the asset, which is 7 years. As a result of the acquisition of InnoWave, we acquired other acquisition-related intangibles such as current technology and customer relations with an aggregate value of $5.8 million, which is amortized over the useful life of these assets, which range between 3.75 to 7.75 years. In addition, as a result of the acquisition of interWAVE, we acquired other acquisition-related intangibles such as current technology, customer relations and trade names with an aggregate value of $5.8 million, which is amortized over the useful life of these assets, and range between 2 to 7 years. Amortization charges of $4.4 million for all of these acquisition-related intangibles were recorded in 2005 and $2.8 million were recorded in 2004.

Financial income, net. Financial income, net, was approximately $2.6 million in 2005, a decrease of approximately 33.2%, compared with financial income, net, of approximately $3.8 million in 2004. The decrease in financial income is attributed mainly to a decrease in our cash, cash equivalents, short term and long term marketable securities and deposits of approximately $50 million used in the interWAVE acquisition.

Operating income. In 2005, we experienced loss of $ (15.9) million, compared with operating loss of ( $3.5) million in 2004. Our operating loss in 2005 as a percentage of sales increased to (12.5%) in 2005 compared with (1.5%) in 2004. The operating income of the BWA decreased from $8.9 million in 2004 to $1.8 million in 2005. The operating loss of the CMU increased from $(11.9) million (including $11 million related to in-process research and development write-off following the acquisition of interWAVE ) million in 2004 to $(17) million in 2005.

Net income. In 2005, net loss was approximately $(12.6) million, compared with a net income of approximately $0.9 million in 2004.

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

Sales. Sales in 2004 were approximately $201.5 million, an increase of approximately 58.4% compared with sales of approximately $127.2 million in 2003. The continuous worldwide demand for broadband solutions, including broadband wireless solutions, is the primary reason for the increase of our sales in 2004 compared to 2003. This increased demand was derived from several sources such as, the developing regions in Central and Eastern Europe where wireline infrastructure is inadequate, Western Europe where well-capitalized independent operators who own spectrums deployed our solutions on a national basis, and an on-going project which was initiated in 2003 by one of our customers which accounted for about 30% and 14% of our revenues in 2004 and 2003, respectively. These increases are reflected in our sales by countries. For example, Europe, Middle-East and Africa accounted for 40% of our sales in 2004 reflecting an increase of 55% over 2003 sales in this region. Latin America accounted for 39% of our 2004 sales reflecting a year-over-year growth of approximately 150%.

Cost of sales. Cost of sales was approximately $102.3 million in 2004, an increase of approximately 49.3% compared with cost of sales of approximately $68.6 million in 2003. This increase is primarily attributable to the increase in sales compared to 2003 partially offset by cost reduction processes. Cost of sales as a percentage of sales decreased to approximately 50.8% in 2004 from approximately 53.9% in 2003, primarily attributable to the continued implementation of operational efficiency measures and cost reduction programs, which we implemented during 2004, and due to the utilization of previously written-off inventory, as described in “Inventory utilization” below.

Write-off of excess inventory and provision for inventory purchase commitments. We periodically assess our inventories valuation in accordance with obsolete and slow moving items based on revenues forecasts and technological obsolescence. Should inventories on-hand exceed our estimates or become obsolete it would be written-down or written-off. This would result in a charge to our statement of operations and a corresponding reduction in our inventory and shareholders’ equity. Changes in demand for our products and in our estimates for demand create changes in provisions for obsolete inventory. As part of our ordinary course of business we evaluate on a quarterly basis our actual inventory needs versus our sales projections and write-off excess inventory and un-cancelable purchase commitments from our suppliers and subcontractors. In 2004, we recorded charges related to the write-off of excess inventory following our quarterly inventory evaluations and accrued a provision for inventory purchase commitments of new materials and components which we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate in the aggregate amount of approximately $10.9 million and $504,000, respectively compared to approximately $5.3 million and $1.3 million, respectively in 2003.

Inventory utilization. Approximately $ 6 million and $5.6 million of previously written-off inventory was used in 2003 and 2004, respectively, as product components in our regular production course and were sold as finished goods to end-users. The sales of these related manufactured products were reflected in our revenues without additional cost in the cost of sales in the period that the inventory was utilized in accordance with ARB 43, Chapter 4 footnote 2. This inventory utilization increased our gross profit in 2003 and 2004 by 4.8% and 2.7% of sales, respectively.

Research and development expenses, net. Gross research and development expenses were approximately $31.7 million in 2004, an increase of approximately 14.9% compared with gross research and development expenses of approximately $27.6 million in 2003. The increase is primarily attributable to the increase in employee-related expenses. Research and development, gross, as a percentage of sales decreased to 15.8% in 2004 from 21.7% in 2003, primarily as a result of the increase in our revenues. Grants from the OCS, totaled approximately $3.9 million in 2004 and $3.8 million in 2003. Research and development expenses, net, were approximately $27.8 million in 2004, compared with approximately $23.8 million in 2003. Research and development expenses increased in 2003 by $261,000 due to reclassification of deferred stock compensation amortization expenses to Research and development expenses.

Selling and marketing expenses. Selling and marketing expenses were approximately $39.0 million in 2004, an increase of approximately 18.3% compared with selling and marketing expenses of approximately $33 million in 2003. The increase is primarily attributable to the increase in sales reflected in increased employee-related expenses and expanded sales and marketing efforts. Selling and marketing expenses as a percentage of sales decreased to 19.4% in 2004 from 25.9% in 2003. This decrease is primarily attributable to the increase in sales in 2004. Selling and marketing expenses increased in 2003 by $96,000 due to reclassification of deferred stock compensation amortization expenses to selling and marketing expenses.

General and administrative expenses. General and administrative expenses were approximately $9.7 million in 2004, an increase of approximately 51.8% compared with general and administrative expenses of approximately $6.4 million in 2003. The increase is primarily attributable to the growth of our activities and to professional fees related to the growth of our activities. General and administrative expenses as a percentage of sales decreased to 4.8% in 2004 from 5% in 2003. This decrease is primarily attributable to the increase in sales in 2004. General and administrative expenses increased in 2004 and 2003 by $60,000 and $94,000 respectively due to reclassification of deferred stock compensation amortization expenses to general and administrative expenses.

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

In-Process research and development write-off. As a result of the acquisition of interWAVE, we acquired an identifiable intangible asset of $11.0 million allocated to the CDMA and a certain GSM technology. The in-process research and development was determined by an independent appraisal using the Income approach. These technologies were considered to have no alternative future use other than the technological indications for which they were in development and thus, no technological feasibility had been established. Accordingly, this amount, was expensed in the consolidated statement of operations, upon consummation of the acquisition in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”).

Financial income, net. Financial income, net, was approximately $3.8 million in 2004, a decrease of approximately 7.3%, compared with financial income, net, of approximately $4.1 million in 2003. The decrease in financial income is primarily attributable to the worldwide decrease in interest rates on investments and the decrease in our cash reserves due to the acquisition of interWAVE.

Net income. In 2004, net income was approximately $0.9 million, compared with a net loss of approximately $(11.8) million in 2003.

Impact of Inflation and Currency Fluctuations

The dollar cost of our operations is influenced by the extent to which inflation in Israel is offset by a devaluation of the NIS in relation to the dollar. Substantially all of our sales, and most of our expenses, are denominated in dollars. However, a portion of our expenses, primarily labor expenses is denominated in NIS unlinked to the dollar. Inflation in Israel will have the effect of increasing the cost in dollars of these expenses unless offset on a timely basis by a devaluation of the NIS in relation to the dollar. Yet the devaluation of the NIS against the dollar will have the effect of decreased dollar cost of our operations in Israel. Because exchange rates between the NIS and the dollar fluctuate continuously, albeit with a historically declining trend in the value of the NIS, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results of operations. In 2005, the valuation of the NIS against the dollar exceeded the rate of inflation in Israel and we have experienced an increase in the dollar cost of our operations in Israel.

To protect against exchange rate fluctuations, we have instituted several foreign currency hedging programs. These hedging activities consist of cash flow hedges of anticipated NIS payroll and forward exchange contracts to hedge certain trade payables payments in NIS. The cash flow hedges were all effective. These activities are all effective as hedges of these expenses. Please see “Item 11--Qualitative and Quantitative Market Risks”

For a discussion of certain policies or factors relating to our being an Israeli company and our location in Israel, please see “Item 3--Key Information--Risk Factors--Risks Relating to our Location in Israel.”

B.	LIQUIDITY AND CAPITAL RESOURCES

The following sections discuss the effects of changes in our balance sheets, cash flows, and commitments on our liquidity and capital resources.

Balance Sheet and Cash Flows

Total cash, cash equivalents, short term and long term marketable securities and deposits were $114.3 million as of December 31, 2005, a decrease of approximately $18.4 million or 13.8% from $132.7 million at December 31, 2004. Our operating activities used cash of approximately $15.2 million in 2005, provided cash of approximately $23.0 million in 2004 and provided cash of approximately $1.6 million in 2003 . The negative cash flow in 2005 includes our net loss in this period together with an increase in trade receivables and inventories, and a decrease in other account payables partially offset by a decrease in long term receivables and an increase in trade payables. The cash flows provided in 2004 include our net income in this period together with the write-off of In-process research and development relating to the interWAVE acquisition and the increase in other accounts payables, partially offset by the increase of trade receivables and trade payables. The cash flows provided in 2003 include our net loss in this period together with increase in trade receivables partially offset by increase in trade payables and other accounts payables.

Our investing activities provided cash of approximately $36.1 million in 2005, used cash of approximately $34.7 million in 2004 and used cash of approximately $3.6 million in 2003. Capital expenditures were approximately $4.1 million in 2005, $3.4 million in 2004 and$3.1 million in 2003. These expenditures principally financed the purchase of research and development equipment and manufacturing equipment.

Net cash provided by financing activities totaled approximately $1.8 million in 2005, $8.1 million in 2004 and $2.0 million in 2003. In 2005, the amount of cash provided was attributable primarily to proceeds from the issuance of shares in connection with the exercise of employees’ options at the amount of approximately $3.5 million partially offset by repayment of maturities of long term loan of $1.7 million. In 2004, the amount of cash provided was attributable primarily to proceeds from the issuance of shares in connection with the exercise of warrants and employees’ options in the amount of approximately $9.8 million, partially offset by repayment of maturities of long term loan of $1.7 million. In 2003 the amount of cash provided was attributable primarily to proceeds from the issuance of shares in the amount of approximately $4.9 million and from the proceeds from long-term debt in the amount of $6.9 million, partially offset by the repurchase of shares in the amount of approximately $1.3 million and the settlement of our debt to the OCS in the amount of $8.5 million.

We expect that cash provided or used by operations may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment timing, accounts receivable collections, inventory management, and the timing of other payments and investments.

We have historically met our financial requirements primarily through the sale of equity securities, including our initial public offering and follow-on public offering, and through research and development and marketing grants from the government of Israel, bank borrowings and cash generated from operations and from the exercise of warrants and options. We raised approximately $107 million from the sale of 5,750,000 ordinary shares in our initial public offering in March 2000 and approximately $73 million from the sale of 2,150,000 ordinary shares in our July 2000 follow-on offering. We also obtained approximately $55.5 million in cash and cash equivalents, marketable securities and deposits as a result of our merger with Floware in 2001 and approximately $32.7 million was received and accrued as financial income from 2000 through 2005.

Accounts Receivable, Net. Accounts receivable, net was $39.3 million and $28.1 million as of December 31, 2005 and December 31, 2004, respectively. Days sales outstanding (“DSO”) in receivables as of December 31, 2005 and December 31, 2004 were 73 and 51 days, respectively. Increase in DSO’s in 2005 is primarily a result of the change in customer mix. The increase in DSOs during 2005 was caused in large part by the reduction in sales to our large Latin American customer. Excluding the impact of this Latin American customer, DSOs in 2005 and 2004 were 77 and 73 days, respectively. During the year 2005, we sold trade receivables in a total amount of $13.5 million.

Inventories. Inventories were $43.4 million as of December 31, 2005, an increase of $2.0 million or 5.0% from $41.3 million at December 31, 2004. Inventories consist of raw materials, work in process and finished goods and inventories at customers which are not recognized as revenues yet. This increase in inventory level is mainly attributed to the decrease of our sales and to the increased number of products we offer, including interWAVE products. As a result of the foregoing, inventory turns were approximately two times in fiscal 2005 and two and a half times in 2004. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We are focusing our operational efforts to increase inventory turns to enhance our responsiveness to future customers’ needs and market changes.

WORKING CAPITAL

Our working capital was approximately $101.7 million as of December 31, 2005, compared to $53.3 million as of December 31, 2004 and to $90.4 million as of December 31, 2003. The increase in working capital from December 31, 2004 to December 31, 2005 is primarily attributable to an increase in our cash and cash equivalents and our marketable securities balances, and change in the mix of our cash and cash equivalents, long-term bank deposits and marketable securities that had partially moved from long term to short term, and to an increase in trade receivables. The decrease in working capital from December 31, 2003 to December 31, 2004 is primarily attributable to the cash used for the acquisition of interWAVE and the increase of other accounts payable and accrued expenses partially offset by the increase in trade receivables.

Commitments

Long term debt. During 2003, we entered into a long-term loan agreement for approximately $7.0 million with a bank designated for the settlement of a portion of our OCS royalty payment obligations. The loan is linked to the US dollar and is payable in four equal annual installments carrying variable interest. As of December 31, 2005 the balance of the long-term loan was approximately $3.5 million. The loan is secured by a back-to-back lien of a bank deposit.

Leases. We lease office space in several worldwide locations. Rent expense totaled $4.9 million in 2005, $4.5 million in 2004 and $4.0 million in 2003, respectively. We also lease various motor vehicles under operating lease agreements, which expire in 2008. Motor vehicles leasing expenses for the year ended December 31, 2005 were $2.1 million, for the year ended December 31, 2004 were $2.1 million and for the year ended December 31, 2003 were $2.2 million.

Future annual minimum lease payments under all non-cancelable operating leases as of December 31, 2005 were as follows (in thousands):

	Rental of Premises	Lease of motor vehicles

2006	$4,165	2,216
2007	$3,469	1,292
2008	$3,245	173
2009	$2,700	-
2010 and thereafter	$3,375	-
	$16,954	$3,681

Royalties. During 2005, we recorded royalty-bearing grants from the OCS for the support of research and development activities aggregating to $52,000 for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required.

During 2005, we paid or accrued royalties to the OCS in the amount of $1.1 million. As of December 31, 2005, the aggregate contingent liability to the OCS amounted to $6.1 million.

The following table of our material contractual obligations as of December 31, 2005, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	During the second and third years
Long-Term Debt	$3,506	$1,757	$1,749
Rental Lease Obligations	$16,954	$4,165	$6,714
Motor vehicle Leases	$3,681	$2,216	$1,465
Total	$24,141	$8,138	$9,928

Treasury stock. Through December 31, 2002, we resolved to implement a share buyback plan under which the total amount to be paid for the repurchase of shares, shall not exceed $9 million dollars. As of December 31, 2005, we had purchased 3,796,773 shares at a weighted average price per share of approximately $2.07 per share.

FUTURE NEEDS

Our cash balances and investments, governmental research and development grants will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments, future customer financings, and other liquidity requirements associated with our existing operations through at least the next twelve months. We believe that the most strategic uses of our cash resources include working capital, strategic investments to gain access to new technologies, acquisitions, financing activities, and repurchase of shares. There are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources. However, if our operations do not generate cash to the extent currently anticipated by us, or if we grow more rapidly than currently anticipated, it is possible that we will require more funds than anticipated. We expect that these sources will continue to finance our operations in the long term, and will be complemented, if required, by private or public financing.

Effective Corporate Tax Rate

Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate, which is progressively being reduced from 35% to 34% in 2005 and to a rate of 25% in 2010. However, as detailed below, income derived in Israel from certain “Approved Enterprises” will enjoy certain tax benefits for a specific definitive period. The allocation of income derived from approved enterprises is dependent upon compliance of certain requirements with the Investment Law.

Our manufacturing facilities in Tel Aviv and Nazareth have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income.

According to the provision of the law, we have elected the “alternative benefits” track provisions of the Investment Law, pursuant to which we have waived our right to grants and instead receive a tax benefit on undistributed income derived from the “Approved Enterprise” program. The tax benefits under the Investment Law may not be available with respect to income derived from products manufactured outside of Israel or manufactured in Israel but outside of the Approved Enterprises mentioned above and may be affected by the current location of our facilities in Israel. The relative portion of taxable income that should be allocated to each Approved Enterprise and expansion is subject to the fulfillment of covenants with the tax authorities.

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

The periods of tax benefits with respect to each of the Tel Aviv and Nazareth Approved Enterprises will commence with the first year in which we earn our taxable income and exhaust our accumulated tax loss carry forwards. The period of tax benefits for the Approved Enterprises are subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval. The period of benefits for the Tel Aviv Approved Enterprise and for the Nazareth plan has not yet commenced.

In 1998, Floware submitted a request for Approved Enterprise status of its production facility in Or Yehuda. This request was approved. After the merger, Floware’s enterprise was relocated into our facilities in Tel-Aviv. The income derived from this Approved Enterprise will be tax-exempt for a period of two years and will thereafter enjoy a reduced tax rate between 10% and 25% for an additional period of five to eight years. The actual number of years and tax rate depends upon the percentage of the non-Israeli holders of our share capital. The period of benefits will commence with the first year that we earn taxable income.

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

InnoWave was granted an “Approved Enterprise” status for its 1997 plan regarding the production facility in Omer. During 1999, InnoWave’s request for an expansion was approved.

During 2003, we applied for the assignment of former InnoWave’s “Approved Enterprise” status to Alvarion. Such approval was obtained. The income derived from this Approved Enterprise will be tax-exempt for a period of ten years. The relative portion of taxable income that should be exempt for a ten year period is subject to final covenants with the tax authorities. The ten-year period of benefits will commence with the first year in which we earn taxable income.

In order to maintain eligibility for the above programs and benefits following the Floware merger and InnoWave acquisition, we must meet specified conditions stipulated by the Investment Law, regulations published there under and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, any benefits which were previously granted may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest.

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if we had not elected the alternative system of benefits, currently between 10%-25% for an “Approved Enterprise”. As of December 31, 2005, our accumulated deficit does not include tax-exempt profits earned by our “Approved Enterprise”.

A recent amendment to the Investment Law (the “Amendment”), which has been officially published and effected since of April 1, 2005, has significantly changed the provisions of the Investment Law. Among other things, the Amendment provides tax benefits to both local and foreign investors and simplifies the process of the investment center approval. However, the Amendment provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 will remain subject to the provisions of the law as they were on the date of such approval.

As of December 31, 2005, in the Israeli company we had available tax loss carryforwards amounting to approximately $100 million, which may be carried forward, in order to offset taxable income in the future, for an indefinite period. In addition, the incurred net tax operating loss carryforwards in a total amount of $69 million of BreezeCOM and Floware at the effective time of the merger can be carried forward to subsequent years and may be set off against our taxable income beginning with the tax year immediately following the merger. This set off is limited per each calendar year to the lesser of:

•	20% of the aggregate net tax operating losses of the merging companies prior to the effective time of the merger; and
•	50% of the combined company’s taxable income in the relevant tax year before the set off of losses from preceding years.

These restrictions, with several modifications, also apply to the set off of capital losses of the merging companies against capital gains of the combined company.

As a result, we do not anticipate being subject to income tax in Israel until at least 2008.

As of December 31, 2005, the state and the U.S. federal tax losses carryforward of our U.S. subsidiary, excluding former interWAVE tax losses carryforward, amounted to approximately $18 million and $43.3 million, respectively. These losses are available to offset against any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2010 and 2025, respectively.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions (“annual limitations”) of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Following the acquisition of interWAVE, we analyzed the annual limitations on its net operating losses as of the acquisition date and our alternatives to benefits from such losses. As of December 31, 2005, we estimate the annual US Federal NOL available to offset future income at approximately $1.67 million. Annual amount that is not offset against taxable income will be accumulated until 2024.

Reduction in corporate tax rate

On July 25, 2005 the Israeli parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) - 2005 (hereinafter - the Amendment).

Inter alia, the Amendment provides for a gradual reduction in the statutory company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

Because we have more than one “Approved Enterprise,” our effective tax rate in Israel will be a weighted combination of the various applicable tax rates. We are likely to be unable to take advantage of all tax benefits in Israel for an Approved Enterprise, which would otherwise be available to us because a portion of our operations may be considered by the Israeli tax authorities as generated in areas that are defined as non-Approved Enterprise areas. In addition, because the tax authorities customarily review and reassess existing tax benefits granted to merging companies, and we have yet to finalize the status of our tax benefits following the Floware merger, the InnoWave acquisition and the interWAVE acquisition, we cannot assure you that the tax authorities will not modify the tax benefits that we enjoyed prior to these transactions.

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

Government Grants

Under an arrangement previously entered with the Office of the Chief Scientist in Israel’s Ministry of Industry and Trade (“the OCS”), the company settled its liability for the amount due of $8,534. The repayment to the OCS could be made over a period of five years from the date of settlement. The liability is linked to Israel’s Consumer Price Index (“CPI”) and bears annual interest of 4%. (For additional information please refer to Note 10 of our financial statements).

This Arrangement enables the Company to participate in new OCS programs under which it will be eligible to receive grants for research and development projects without any royalty repayment obligations excluding OCS programs grants resulting from InnoWave’s former operations which were not included in the Arrangement.

In addition to these grants, we obtain grants from the OCS to fund certain other research and development projects as part of our participation in the Magnet Consortium These grants do not bear any royalty repayment obligations.

In addition, during 2005, we participated in a consortium in the frame of the European 6th program. As of December 31, 2005 we accrued grants from this project totaling $0.6 million. These grants do not bear any royalty repayment obligations.

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

Recently issued accounting standards

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim period beginning after January 1, 2006.

As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company result of operations, although it will have no impact on the Company overall financial position. Had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2m to the consolidated financial statements.

The company will implement FAS 123(R) using the modified prospective method starting January 1, 2006. Under this method, the company will begin recognizing compensation cost for equity-based compensation for all new and existing unvested share-based awards after the date of adoption. The Company expects that the adoption of the SFAS No. 123(R) fair value method will have a significant impact on the consolidated results of operations, although it will have no impact on the Company's overall consolidated financial position or consolidated cash flows.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123R, which the Company plans to adopt in implementing SFAS 123R.

In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, “Accounting Changes and Errors Corrections” (“SFAS 154). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, although it carries forward some of their provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets will be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for changes in accounting principle made in fiscal years beginning after December 15, 2005. The company does not expect the adoption of SFAS 154 to have material impact on its financial position or result of operations.

In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005 adoption of FSP FAS 115-1 will not have a material impact on the Company’s financial position or results of operation.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SAFS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

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

As of December 31, 2005, our research and development staff consisted of 398 full time employees. Our research and development is conducted at our facilities in Israel the U.S., Romania, Ireland and China. We occasionally use independent subcontractors for portions of our development projects.

Our gross research and development expenses were approximately $27.6 million or 21.7% of sales in 2003, $31.7 million or 15.8% of sales in 2004 and $42 million or 21.5% of sales in 2005. The OCS reimbursed us for approximately $3.8 million in 2003, $3.9 million in 2004 and $3.0 million in 2005.

D.	TREND INFORMATION

See the overview section of the Management’s Discussion and Analysis above.

E.	OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

E.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Included under Section B of this Item 5.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists the name, age, and position of Alvarion Ltd.’s current directors and executive officers:

Name	Age	Position

Anthony Maher	59	Chairman of the board of directors (2)
Dr. Meir Barel	54	Vice Chairman of the board of directors (2)
Oded Eran	49	Director (1)
Benny Hanigal	55	Director (2)
Professor Raphael Amit	58	External Director (3)
Robin Hacke	45	External Director (4)
Amnon Yacoby	56	Director (5)
Dr. David Kettler	63	Director (5)
Zvi Slonimsky	56	Director(5)
Tzvi Friedman	45	Chief Executive Officer (1)
Amir Rosenzweig	45	President, Alvarion, Inc.
Dafna Gruber	41	Chief Financial Officer
Zvi Harnik	47	President, Broadband Mobile Unit
Benny Glazer	56	Senior Vice President - Corporate Sales (6)
Rudy Leser	41	Corporate Vice President, Strategy & Marketing (7)
Avi Mazaltov	44	President, Operations and Infrastructure Division (7)
Avi Wellingstein	45	President of the Customers’ Business Division (8)
Avinoam Barak	43	President of the Broadband Wireless Access Division (8)
Haim Srur	41	Corporate Vice President of Human Resources (8)

(1) Term expiring at our 2006 Annual General Meeting
(2) Term expiring at our 2008 Annual General Meeting
(3) Term expiring September 2006
(4) Term expiring April 2007
(5) Term expiring at our 2007 Annual General Meeting
(6) Held this position until December 31, 2005
(7) Appointed executive officer January 1, 2006
(8) Appointed January 1, 2006

Mr. Anthony Maher has served as the chairman of our board of directors since March 2004. He was a member of Floware’s board of directors from 1997 and until its merger with us and has, since the merger, served as a member of our board of directors. In March 2002, Mr. Maher joined Star Venture Management, a venture capital company, as a partner. Until January 2002, Mr. Maher was a Member of the Executive Management Board of the Information and Communication Networks Group of Siemens AG. Since 1978, Mr. Maher has held various engineering, marketing and managerial positions at Siemens. Prior to that, he was employed by Bell Telephone Laboratories in Naperville, Illinois, contributing to hardware and software design, as well as System engineering. Mr. Maher also serves as director of Adva Optical Networks, Inc., Wavecom Communications, Broadlight and Cube Optics Inc. Mr. Maher holds M.Sc. and B.Sc. degrees in Electrical Engineering and Physics from the University of Illinois.

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

Mr. Oded Eran has served as a member of our board of directors since September 2003. Mr. Eran is a corporate lawyer, who has been a member of the Israeli law firm of Goldfarb, Levy, Eran, Meiri & Co. since 1986. From 1983 to 1986 Mr. Eran was an associate lawyer at the New York law firm of Kronish, Lieb, Weiner & Hellman. Mr. Eran is a member of the Israeli Bar (1981) and the New York Bar (1984). He holds LLB and LLM degrees from the Tel Aviv University Faculty of Law.

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

Professor Raphael Amit has served as one of our external directors since September 2003. He serves on the audit and on the Compensation Nominating and Governance committees. Prior to joining the Alvarion Board, Professor Amit served as Chairman of the Board of Directors of Creo Products Inc (NASDAQ: CREO until May 2005) and a member of the Audit committee and the compensation, nominating, and Governance committee. Professor Amit has been the Robert B. Goergen Professor of Entrepreneurship and a Professor of Management at the Wharton School of the University of Pennsylvania since July 1999. Professor Amit also serves as the Academic Director of Wharton’s Goergen Entrepreneurial Management Programs. Prior thereto, Professor Amit was the Peter Wall Distinguished Professor at the Faculty of Commerce and Business Administration, University of British Columbia (UBC), where he was the founding director of the W. Maurice Young Entrepreneurship and Venture Capital Research Center. From 1983 to 1990, Professor Amit served on the faculty of the J.L. Kellogg Graduate School of Management at Northwestern University, where he received the J.L. Kellogg Research Professorship and the Richard M. Paget Research Chair in Business Policy. Professor Amit holds B.A. and M.A. degrees in Economics from the Hebrew University and a Ph.D. in Management from the Northwestern University’s J.L. Kellogg Graduate School of Management. Professor Amit serves on the editorial boards of the Strategic Management Journal and The European Journal of Management. Professor Amit has served as a consultant to a broad range of organizations in North America and Europe on strategic, entrepreneurial management and new venture formation issues.

Ms. Robin Hacke was appointed as one of our external directors upon our merger with Floware in August 2001. Ms. Hacke served as a member of Floware’s board of directors from its initial public offering in August 2000 and was appointed as an external director of Floware in December 2000. Since August 2003, Ms. Hacke has been the Managing Director of Pentaport Venture Advisors Inc., a company that advises investment companies, including Portview Communications Partners LP. From January 2003 to July 2003, Ms. Hacke served as Managing Director of Triport Advisors Ltd., a company founded by Ms. Hacke that provides advisory services to investment companies including Portview Communications Partners. From 1990 to 2002, Ms. Hacke served as the Chief Executive Officer of HK Catalyst Strategy and Finance Ltd., a company that Ms. Hacke founded that provided advisory services to investment companies and high-tech enterprises. From 1986 to 1990, Ms. Hacke held various management positions at Aitech Ltd., an Israeli start-up company. Prior to that, Ms. Hacke was an investment banker at Shearson Lehman Brothers in New York. Ms. Hacke is a member of the board of directors of several privately held companies, including Aternity Inc. Ms. Hacke holds an A.B. magna cum laude degree from Harvard-Radcliffe College and an MBA degree from Harvard Business School.

Mr. Amnon Yacoby has served as a member of our board of directors since our merger with Floware in August 2001.  Mr. Yacoby founded Floware and served as its Chief Executive Officer and as a member of its board of directors until its merger with us. Following our merger with Floware until the end of 2001, Mr. Yacoby served as our co-Chief Executive Officer. In 2004, Mr. Yacoby founded Aternity, Inc. and serves as its Chairman and CEO. In 1987, Mr. Yacoby founded RAD Network Devices Ltd., a developer of data networking devices, and served as its president and Chief Executive Officer until 1995. From 1972 to 1986, he served in the Israel Defense Forces’ Electronic Research Department in various positions, most recently as head of the department. He twice received the Israel Security Award. Mr. Yacoby holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion.

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

Mr. Zvi Slonimsky became a member of our board of directors and served as our co-Chief Executive Officer following our merger with Floware in August 2001. From 2002 to 2005 he served as our sole Chief Executive Officer. Prior thereto he served as our President and Chief Operating Officer since May 1999. Mr. Slonimsky had been President and Chief Executive Officer of MTS Ltd., a company supplying add-on software to PBXs, since its inception in December 1995 as a spin off from C. Mer Industries until 1999. Mr. Slonimsky joined C. Mer in November 1992 as Vice President of its products division. Before joining C. Mer, he was the General Manager of Sorek Technology Center from September 1991 to November 1992. From 1989 to 1991, Mr. Slonimsky was the General Manager of DSPG Ltd., the Israeli-based subsidiary of DSPG, Inc. Prior to DSPG, he held various management positions in Tadiran Ltd., an Israeli communication equipment manufacturer. Mr. Slonimsky holds the B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion and a M.B.A. degree from Tel-Aviv University.

Mr. Tzvi Friedman was appointed Alvarion’s CEO and President in October 2005. He joined Floware in October 2000 as its President and Chief Operating Officer and served in this capacity in Alvarion since our merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom. From 1992 to 1996, Mr. Friedman served as vice president Marketing and Sales of ECI Telecom’s SDH division. Mr. Friedman holds a B.Sc.E.E. summa cum laude in Electrical Engineering , a M.Sc.E.E. cum laude in Electrical Engineering from Tel Aviv University and a Sloan Program M.Sc.M. in Management from the London Business School.

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

Mr. Zvi Harnik was appointed President, Broadband Mobile Unit in January 2005 and served as Executive Vice President - Research and Development from April 2000 to January 2005. From September 1999 to April 2000, Mr. Harnik served as Vice President of Research and Development at Midbartech Ltd. Prior to joining Midbartech, Mr. Harnik served as our Vice President of Research and Development from 1997 to 1999. From 1987 to 1997, Mr. Harnik served as Engineering and Research Director of Lannet. Mr. Harnik managed the design of an Ethernet switching system that received the Rothschild prize for innovation in 1995. Mr. Harnik has a B.Sc.E.E. degree from the Technion.

Mr. Benny Glazer serves as Vice President of Sales of Ectel Ltd. since January 2006. Mr. Glazer joined us as Vice President of Corporate Sales in August 1999 and served in this role until 2006. From 1998 to 1999, Mr. Glazer served as Director of Business Development for ESC Medical Systems Ltd., a manufacturer of medical lasers. From 1996 to 1997, Mr. Glazer served as President and Chief Executive Officer of NuLAN Technologies, a manufacturer of videoconferencing systems. In 1995, he was the President and Chief Executive Officer of ACE North Hills Ltd., a data communications company, until its acquisition by Nbase Ltd. From 1985 to 1994, he served as Vice President of International Sales of Fibronics, a LAN and fiber optic networking equipment manufacturer. Mr. Glazer has a B.Sc. degree in Electronic Engineering from Ben Gurion University and a M.B.A. degree from Tel Aviv University. Today Mr. Glazer is VP Sales in Ectel Ltd.

Mr. Rudy Leser joined us in August 2000 upon the merger with Floware. Mr. Leser served as Floware’s VP Strategy and Product Management and in January 2002 was appointed as our Vice President of Marketing. In January 2006, Mr. Leser was appointed Corporate VP Strategy and Marketing. Mr. Leser joined Floware in August 2000 as Vice President of Business Development. Prior to joining Floware, Mr. Leser held various positions in the fields of marketing including strategic marketing director at Metalink. Mr. Leser holds the B.Sc. and M.Sc. degrees in Aerospace Engineering from the Technion Israel Institute for Technology.

Mr. Avi Mazaltov was appointed President, Operations and Infrastructure Division in January 2006. Mr. Mazaltov joined the company as Vice President of Operations in June 2002. Prior to joining Alvarion, Mr. Mazaltov held several positions at Teva Pharmaceuticals, including Pharmaceuticals Plant Manager and Solid Dosage Global Operations Director. Prior thereto Mr. Mazaltov held the position of Supply Chain Director at TFL, a subsidiary of Tadiran Ltd. Mr. Mazaltov has a B.Sc. degree in Industrial Engineering and Management from Ben-Gurion University.

Mr. Avi Wellingstein joined Alvarion in January 2006, as President of the Customers’ Business Division. Immediately prior to joining Alvarion, Mr. Wellingstein led the Comverse InSight Open Services Environment group as Vice President and Chief Commercial Officer, responsible for its worldwide business. His previous positions at Comverse included Corporate VP and Chief Procurement Officer. Before joining Comverse, Mr. Wellingstein filled the role of Vice President of Sales and Marketing of Orbotech Pacific. Mr. Wellingstein earned a B.Sc. degree in Engineering and an MBA in Information Technology and Marketing from Tel-Aviv University.

Mr. Avinoam Barak joined Alvarion at the end of 2005, and was appointed President of the Broadband Wireless Access Division in January 2006. In the 5 years prior to joining Alvarion, Mr. Barak served as General Manager of the Networking Business Unit in Radvision. Prior to joining Radvision, he served as a Communication Systems Business Unit Manager at MLM, a division of Israel Aircraft Industries, as well as various senior engineering and project management positions. Mr. Barak earned a B.Sc. degree in Computer Engineering from the Technion Israel Institute for Technology, and an MBA in Information Systems and Finance from Bar Ilan University.

Mr. Haim Srur was appointed Vice President of Human Resources following our merger with Floware in August 2001. Prior thereto Mr. Srur served as Floware’s VP Human Resources since December 2000. Prior to joining Floware Mr. Srur held the position of Human Resources Director of the R&D and Operations Divisions at Teva Pharmaceutical Industries. Prior to joining Teva, he worked as an independent consultant in human resources and organizational management to start-up companies. Mr. Srur holds a Masters degree in Organizational Sociology from Bar-Ilan University, Israel.

B.	COMPENSATION

The aggregate direct labor costs associated with all of our directors and executive officers as a group (14 persons) for the year ended December 31, 2005 (including persons who served as directors or executive officers for only a portion of 2005, and whether or not serving as such as of December 31, 2005) was approximately $2,045,238. This amount includes approximately $176,653 which was set aside or accrued to provide pension, retirement, social security or similar benefits. The amount does not include amounts expended by us for vehicles made available to our officers, expenses, including business travel, professional and business association dues and expenses, reimbursements to directors and officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Our directors who are not officers received an aggregate of $275,000 in compensation in 2005. As of December 31, 2005, our directors and executive officers held outstanding options to purchase an aggregate of 4,378,342 ordinary shares, at exercise prices ranging from $1.9 to $15.4 , with expiration dates ranging from January 2009 to December 2014.

C.	BOARD PRACTICES

Appointment of Directors and Terms of Officers

Our directors are elected by our shareholders at an annual general shareholders’ meeting. Our directors generally commence the terms of their office at the close of the annual general shareholders’ meeting at which they are elected and, other than our external directors, serve in office until the close of the third annual general shareholders’ meeting following the meeting at which they are elected, and may be re-elected by the shareholders. Annual general shareholders’ meetings are required to be held at least once every calendar year, but not more than fifteen months after the last preceding annual general shareholders’ meeting. Until the next annual general shareholders’ meeting, shareholders may elect new directors to fill vacancies in, or increase the number of the members of the board of directors in a special meeting of the shareholders. Our board of directors may appoint any person as a director temporarily to fill any vacancy created in the board of directors, except for vacancies of an external director. The terms of office of the directors, including compensation, must be approved, under the Israeli Companies Law, by the audit committee, the board of directors and the shareholders. The appointment and terms of office of all our executive officers are determined by our board of directors, the Compensation Nominating and Corporate Governance Committee or our CEO.

Service Contracts of Directors

None of our directors has the right to receive any benefit upon termination of his or her office or any service contract he or she may have with us.

External Directors

We are subject to the provisions of the Israeli Companies Law. Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint a minimum of two directors who qualify as external directors under the Israeli Companies Law. At least one of the external directors is required to have "financial and accounting expertise". However this requirement will not take effect until appropriate regulations are adopted. A person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment as external director, or had, during the preceding two years, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

A person may not serve as an external director if that person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may adversely impact such person’s ability to serve as an external director. Under the Israeli Companies Law, each committee of a company’s board of directors is required to include at least one external director, except for the audit committee which requires that all external directors be members of such committee. The term of office of an external director is three years and may be extended for one additional three year term. The external directors must be elected by the majority of the shareholders in a general meeting, provided that either the shares voting in favor of the external director’s election includes at least one-third of the shares of non-controlling shareholders or the total shares of non-controlling shareholders voted against the election does not represent more than one percent of the total voting rights in the company. Until the lapse of two years from his or her termination of office, a company may not engage a former external director to serve as an office holder and may not employ or receive professional services from that person, either directly or indirectly, including through an entity controlled by that person.

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

Audit Committee

Pursuant to the Israeli Companies Law, the board of directors of a public company must appoint an audit committee. The responsibilities of the audit committee include monitoring the management of the company’s business and suggesting appropriate courses of action, as well as approving related party transactions, reviewing and recommending on board members compensation and other matters as required by law. The audit committee must be comprised of at least three directors, including all of the external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing to the company services on a regular basis, or a controlling shareholder or his relative. Our audit committee assists the board of directors in fulfilling its responsibilities to ensure the integrity of our financial reports, serves as an independent and objective monitor of our financial reporting process and internal controls systems, including the activities of our independent auditor and internal audit function, and provides an open avenue of communication between the board of directors and the independent auditors, internal auditor and financial and executive management. The members of our audit committee are Professor Amit, Ms. Hacke and Mr. Eran, each of whom are independent directors in accordance with the Nasdaq listing requirements. Professor Amit qualifies as a financial expert for purposes of the rules of the Securities and Exchange Commission. As stated above, Ms. Hacke and Professor Amit qualify as external directors under the Israeli Companies Law.

Compensation, Nominating and Corporate Governance Committee

The compensation, nominating and corporate governance committee of our board of directors, which consists of Mr. Maher, Dr. Barel, Professor Amit, and Dr. Kettler, assists the board of directors in carrying out its responsibilities relating to compensation of our top executive officers, including our Chief Financial Officer and Chief Executive Officer, and the setting of their respective goals, and in administering our share option plans and other issues relating to employee compensation. Our compensation, nominating and corporate governance committee is also responsible for recommending to the board of directors nominees for board membership and for reviewing and advising the board of directors on corporate governance issues.

Internal Auditor

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s acts comply with applicable law and orderly business procedure. The internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. Mr. Eyal Weitzman serves as our internal auditor since February 2006.

Fiduciary Duties of Office Holders; Approval of Specified Related Party Transactions Under Israeli Law

The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The office holder’s duty of care includes a duty to use reasonable means to obtain information on the advisability of a given action brought for his approval or performed by him by virtue of his position, and all other significant information pertaining to those actions. The duty of loyalty requires an office holder to act in good faith and for the company’s benefit, and includes avoiding any conflict of interest between the office holder’s position in the company and any other position held by him or his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and disclosing to the company any information or documents relating to the company’s affairs that the office holder has received as a result of his position as an office holder. Each person listed in the table under “Directors and Senior Management” above is deemed to be an office holder under the Israeli Companies Law. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors and, with respect to indemnification and insurance of these office holders, also require audit committee approval. Arrangements regarding the compensation of directors, as well as indemnification and/or insurance for directors, require each of the audit committee, board of directors and shareholder approvals.

Disclosure of Personal Interest

The Israeli Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. This would include disclosure of a personal interest of the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, and their spouses, as well as of any corporation in which the office holder or his or her relative is a 5% or greater shareholder, director or general manager or in which he or she or his or her relative has the right to appoint at least one director or the general manager, but does not include a personal interest arising solely from the holding itself of shares of the company. Disclosure is not required if the transaction is not an extraordinary transaction, that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, and in which the office holder’s personal interest results solely from the personal interest of his or her relative. Once the office holder complies with his or her disclosure requirement, if the transaction is not an extraordinary transaction, the Israeli Companies Law provides that only the approval of the board of directors is required unless the articles of association provide otherwise. Approval of these types of transactions is conditioned on the transaction not being adverse to the company’s interest. If the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company’s audit committee and then by the board of directors. A director, who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee, may generally not be present at this meeting or vote on this matter. However, a director may be present at a meeting of the board of directors or audit committee and participate in the vote despite having a personal interest in the transaction under consideration, if most of the directors or most of the members of the audit committee, as the case may be, have a personal interest in the transaction. If most of the directors have a personal interest in a transaction, the transaction also requires shareholders’ approval.

Disclosure of Personal Interests of a Controlling Shareholder

The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, and may include a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Subject to exceptions specified in regulations promulgated under the Israeli Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or his or her relative who is an office holder or employee, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company in a general meeting, provided that either such majority include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting, or the total shareholdings of those who have no personal interest in the transaction that vote against the transaction does not represent more than one percent of the total voting rights in the company. For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions.”

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

Exculpation, Insurance and Indemnification of Directors and Officers

Our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may indemnify our office holders for liabilities or expenses incurred by an office holder as a result of an act done by him/her in his/her capacity as an office holder, such as: a financial liability imposed on him or her in favor of another person by a court judgment, including a settlement, judgment or an arbitrator’s award approved by a court; reasonable costs of litigation, including attorney’s fees, expended by our office holders as a result of an investigation or proceeding instituted against the office holders by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against the office holders or the imposition of any financial liability in lieu of criminal proceedings, or was concluded without the filing of an indictment against the office holders and a financial liability was imposed on the office holders in lieu of criminal proceedings with respect to a criminal offense in which proof of criminal intent is not required; reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to him or her by a court, in a proceeding filed against him or her by the company or on its behalf or by another person, or in a criminal charge from which he or she was acquitted, or in a criminal charge of which he was convicted of a crime which does not require a finding of criminal intent.

The Israeli Companies Law and our articles of association provide that, subject to certain limitations, we may undertake to indemnify an office holder of the company retrospectively, and may also undertake in advance to indemnify an office holder of the company, provided the undertaking is limited to events which the Board believes can be anticipated at the time of such undertaking, in light of the company’s activities as conducted at such time and is in an amount or based on criteria that the Board determines is reasonable under the circumstances and, provided, further, that such undertaking lists the events which the Board believes can be anticipated in light of the company’s activities as conducted at such time, and the amount or based on criteria that the board determines is reasonable under the circumstances.

Our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may obtain insurance to cover any liabilities imposed on our office holders as a result of an act done by him in his capacity as an office holder, in any of the following:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that he acted in good faith and had reasonable grounds to assume that his act would not harm us; or

•	financial liability imposed upon him in favour of another person.

These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify or procure insurance for an office holder for:

•	a breach of the duty of loyalty, unless the office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company;

•	an intentional or reckless breach of the duty of care (excluding mere negligence);

•	an act done with the intent to unlawfully realize personal gain; or

•	a criminal fine or penalty imposed on the office holder.

In addition, our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may exculpate an office holder in advance from liability, in whole or in part, for damages resulting from a breach of his duty of care to us.

We have obtained directors and officers liability insurance for the benefit of our office holders.

Following approval by our audit committee, board of directors and shareholders, in 2001, 2004 and 2005, we entered into agreements with our office holders under which we undertook to indemnify and exculpate our office holders. In connection with our merger with Floware, we have also assumed similar agreements entered into between Floware and its officer holders. The indemnification agreements provide that we will indemnify an office holder for any expenses incurred by the office holder in connection with any claims (as these terms are defined in the agreements) that fall within one or more categories of indemnifiable events listed in the agreements, related to any act or omission of the office holder while serving as an office holder of our company (or serving or having served, at our request, as an employee, consultant, office holder or agent of any subsidiary of our company, or any other corporation or partnership). In addition, under these agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us, to the maximum extent permitted by law. At present, we are not aware of any pending litigation or proceeding involving an office holder where indemnification would be required or permitted under the indemnification agreements.

D.	EMPLOYEES

As of December 31, 2005, we had 1037 employees of which 398 were engaged in research and development, 284 in operations, 261 in sales and marketing and 94 in administration and management. Of our full-time employees, as of December 31, 2005, 667 were located in Israel, 169 in the United States and 201 at our other branch offices, listed in Item 4C - Information on the Company - ‘Organizational Structure’.

We consider our relations with our employees to be good and have never experienced any strikes or work stoppages. Substantially all of our employees have employment agreements and none are represented by a labor union.

We are subject to labor laws and regulations in Israel and in other countries where our employees are located. Although our Israeli employees are not parties to any collective bargaining agreement, we are subject to certain provisions of collective bargaining agreements among the Government of Israel, the General Federation of Labor in Israel and the Coordinating Bureau of Economic Organizations, including the Industrialists’ Association, that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the work day, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment.

We contribute funds on behalf of our employees to an individual insurance policy known as Managers’ Insurance. This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and we contribute between 13.3% and 15.8% of the employee’s base salary. Full-time employees who are not insured in this way are entitled to a pension fund to which the employee contributes an amount ranging from 5% to 5.5% of such employee’s base salary, and we contribute an amount ranging from 5% to 14.33% of the employee’s base salary, or alternatively, to a savings account, to which the employee and the employer each make a monthly contribution of 5% of the employee’s base salary. We also provide our employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of the employee’s base salary, and we contribute an amount of up to 7.5% of the employee’s base salary. We also provide our employees with additional health insurance coverage for instances of severe illnesses.

Like all Israeli employers we are required to provide salary increases as partial compensation for increases in the Israeli consumer price index. The specific formula for such increases varies according to agreements reached among the Government of Israel, the Manufacturers’ Association and the General Federation of Labor in Israel. Employees and employers also are required to pay predetermined sums, which include a contribution to provide a range of social security benefits.

Management Employment Agreements

We maintain written employment agreements with substantially all of our key employees. These agreements provide, among other matters, for monthly salaries, our contributions to Managers’ Insurance and an Education Fund and severance benefits. All of our agreements with our key employees are subject to termination by either party upon the delivery of notice of termination as provided therein.

E.	SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of May 5, 2006. The percentage of outstanding ordinary shares is based on 60,762,404 ordinary shares outstanding as of May 5, 2006.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares

Amnon Yacoby	836,507*	1.37%
Dr. Meir Barel	999,507**	1.60%
_________________
*Includes 142,030 options for ordinary shares which are exercisable within 60 days of date stated above

** Includes 303,828 options for ordinary shares which are exercisable within 60 days of the date stated above. Includes 22,915 shares beneficially owned through STAR Israel, and 672,764 ordinary shares beneficially owned through Star Germany. Dr. Barel, Star Israel and Star Germany each disclaim beneficial ownership of all of the foregoing shares except to the extent of any pecuniary interest therein, except for 22,915 ordinary shares held directly by Star Israel. SVM STAR VENTURE CAPITAL Management Ltd. (“STAR Israel”), an Israeli company which manages investments primarily in securities of Israeli and Israel-related companies. The sole director and primary owner of STAR Israel is Dr. Barel. SVM Star Ventures Management GmbH No. 3 (“STAR Germany”), a German company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Germany manages the affairs of SVE Star Ventures Enterprises No. III, a German Civil Law Partnership (with limitation of liability), SVE Star Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability), SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG, SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability) and SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG No. 2, which invest primarily in securities of Israeli and Israel-related companies including the securities of the Company which are the subject of this filing. The sole director and primary owner of STAR Germany is Dr. Barel.

None of the other directors and executive officers listed in Item 6.A hold more than 1% of our outstanding shares as of May, 2006.

As of May 5, 2006, the directors and executive officers listed above, as a group, held 4,401,430 options to purchase of our ordinary shares at a weighted average exercise price of $7.90 with expiration dates ranging from January 2009 to December 2015. The voting rights of our directors and executive officers do not differ from the voting rights of other holders of our ordinary shares.

Share Option Plans

As of December 31, 2005 a total of 24,998,651 ordinary shares have been reserved for issue upon exercise of options granted to our employees, officers, directors and consultants pursuant to our share option plans. These ordinary shares have been reserved pursuant to our 2002 Global Share Option Plan, or the 2002 Plan, Key Employee Share Incentive Plan (1994), as amended, Key Employee Share Incentive Plan (1996), Key Employee Share Incentive Plan (1997), 1999 U.S. Stock Option Plan, interWAVE’s 1994 Stock Option Plan, interWAVE 1999 Stock Option Plan and Floware’s Key Employee Share Incentive Plan (1996).

Options granted under the share option plans usually vest over a period of four years. Of the options reserved under the share option plans, options to purchase 11,932,522 ordinary shares have been exercised, options to purchase 967,097 ordinary shares are available for future grant and options to purchase 12,099,033 ordinary shares, including options issued pursuant to the terms of the Floware merger and interWAVE amalgamation, were outstanding as of December 31, 2005, at a weighted average exercise price of $7.69 per share. Unless a shorter period is specified in the notice of grant or unless the applicable share option plan has an earlier termination date, each of the 12,099,033 options outstanding expire between eight and ten years from the date of grant.

As of December 28, 2005, 1,834,452 unvested out-of-the-money options with an exercise price higher than $10 per share and related to the vesting period from January 1, 2006 through January 1, 2007 had been accelerated. The options were accelerated to reduce the expense impact in 2006 and beyond of a new accounting standard for stock based compensation. Because we have accounted for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) No. 25, and because these options were priced above current market, the acceleration of vesting of these options did not require accounting recognition in our financial statements. However, the impact of the vesting acceleration on pro forma stock based compensation required to be disclosed in the financial statement footnotes under the provisions of SFAS No. 123, was an increase in compensation cost by approximately $5.2 million (see note 2m to our financial statements).

On March 23, 2006, Alvarion’s board of directors based on the recommendation of our Compensation Nominating and Corporate Governance Committee, has approved the adoption of the 2006 Global Share Based Compensation Plan designed to allow options and restricted share to be granted. The new plan has an initial pool of 1.5 million shares. The plan also contains a provision whereby the pool reserved for grant will be reset annually to equal 4% of our total outstanding shares as of such reset date.

The plan was approved solely by our board pursuant to Nasdaq rules permitting foreign private issuers to follow home country rules in such matters. According to Israeli Company Law, incentive plans as well as their underlying pool do not require shareholders’ approval, with the exclusion of grants to board members, which requires shareholders’ approval. At the same time the new plan was approved by our board of directors, the board set new guidelines for awarding options that take into consideration factors like option-related expensing requirements, potential dilution, employee retention as well as generally accepted guidelines and practices in the US. The number of eligible employees is planned to be reduced significantly and actual grants to each employee are also planned to be reduced compared to prior guidelines.

In connection with our acquisition of interWAVE, we assumed interWAVE’s 1994 Stock Option Plan and 1999 Stock Option Plan (the options under which are referred to as the assumed options). Each assumed option to purchase interWAVE ordinary shares outstanding pursuant to interWAVE’s Employee Stock Option Plan was converted into an option to purchase, on the same terms and conditions as applied to the interWAVE option, to a number of our ordinary shares equal to the number of interWAVE ordinary shares that the holder of such interWAVE option was entitled to acquire, multiplied by 0.2978056 (“the ratio”), at an exercise price per share equal to the former exercise price per share under the interWAVE option, divided by 0.2978. This ratio reflects the quotient obtained by dividing the per share consideration of interWAVE by our share price. For these purposes, our share price means the average closing price of our ordinary shares on the NASDAQ over the five trading days up to and including the second trading day preceding the closing. Effective upon the closing of the acquisition of interWAVE, 25% of the unvested portion of any assumed interWAVE options accelerated and the remaining unvested options continued to vest according to the original vesting schedule. In connection with this, outstanding assumed options to purchase interWAVE ordinary shares were converted into options to purchase approximately 423,156 of our ordinary shares.

In addition, in connection with our merger with Floware, each option to purchase Floware ordinary shares outstanding pursuant to Floware’s Employee Stock Option Plan was converted into an option to purchase, on the same terms and conditions as applied to the Floware option (subject to any applicable accelerated vesting or other provisions as were triggered in connection with the merger), a number of Alvarion ordinary shares equal to the number of Floware ordinary shares that the holder of such Floware option was entitled to acquire, multiplied by 0.767 (the exchange ratio in the merger), at an exercise price per share equal to the former exercise price per share under the Floware option, divided by 0.767. In connection with the merger, outstanding options to purchase Floware ordinary shares were converted into options to purchase approximately 5,230,469 of our ordinary shares.

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

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

As of May 5, 2006, we do not know of any person or entity who own beneficially more than 5% of our outstanding ordinary shares.

As of May 5, 2006, there were 76 holders of our ordinary shares of record registered with a United States mailing address, including banks, brokers and nominees. As of May 5, 2006, these holders of record held approximately 58,127,592 ordinary shares representing approximately 96% of our then outstanding share capital. Because these holders of record include banks, brokers and nominees, the beneficial owners of these ordinary shares may include persons who reside outside the United States.

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

Legal Proceedings

A lawsuit was filed by a former customer of interWAVE on December 8, 2004, for compensatory damages with respect to certain alleged damages caused by interWAVE actions in the amount of approximately $4 million. This claim has been dismissed on March 2006, following a settlement agreement according to which we paid back the $3.1 million to the former customer.

During 2001 a purported Class Action (the “Action”) lawsuit was filed against interWAVE asserting failure to disclose certain alleged improper actions by various underwriters and interWAVE’s officers and directors under the Securities Act of 1933 and the Securities Exchange Act of 1934 followed by interWAVE’s initial public offering. A stipulation of Settlement (the “Settlement”) has been submitted to the Court for preliminary approval. Under the Settlement interWAVE will be dismissed of all claims in exchange for a contingent payment guarantee by the insurance companies responsible for insuring interWAVE as an issuer. There is no guarantee that the settlement will become effective as it is subject to certain terms. In that case under which settlement will not occur, we are of the opinion that it has a good defense against the action however, the litigation results can not be predicted at this point.

Except as otherwise disclosed in this annual report, we are not a party to any material litigation or arbitration, either in Israel or any other jurisdiction, and we are not aware of any pending or threatened litigation or arbitration that would have a material adverse effect on our business, financial condition or results of operations.

Export Sales

Export sales constitute a significant portion of our sales. In 2005, export sales were approximately $194.4 million constituting approximately 99.4% of our total sales. For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see “Item 5--Operating and Financial Review and Prospects--Operating Results.”

Dividend Policy

We have never declared or paid any cash dividend on our ordinary shares. We do not anticipate paying any cash dividend on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and expand our business.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2005.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

The following table sets forth the high and low sales prices for our ordinary shares as reported by the Nasdaq National Market for each full financial year since our initial public offering in March 2000 and as reported by the Tel Aviv Stock Exchange, in NIS, since our ordinary shares commenced trading on the Tel Aviv Stock Exchange in August 2001:

	Nasdaq National Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2000	$53.13	$9.69	N.A.	N.A.
2001	$17.50	$1.55	NIS 21.99	NIS 7.98
2002	$4.05	$1.64	NIS 18.04	NIS 8.54
2003	$11.55	$1.84	NIS 51.10	NIS 8.69
2004	$17.15	$8.50	NIS 74.30	NIS 41.47
2005	$13.49	$7.39	NIS 60.79	NIS 34.38

The following table sets forth the high and low sales price for our ordinary shares as reported by the Nasdaq National Market for each full financial quarter in 2004 and 2005 and as reported by the Tel Aviv Stock Exchange, in NIS:

	Nasdaq National Market		Tel Aviv Stock Exchange
2004	High	Low	High	Low
First Quarter	$17.15	$11.40	NIS 74.30	NIS 51.70
Second Quarter	$14.44	$8.50	NIS 64.04	NIS 41.47
Third Quarter	$13.47	$9.99	NIS 59.96	NIS 46.36
Fourth Quarter	$16.01	$12.20	NIS 67.89	NIS 55.73

2005	High	Low	High	Low
First Quarter	$13.49	$9.03	NIS 60.79	NIS 39.67
Second Quarter	$11.62	$8.04	NIS 52.39	NIS 36.26
Third Quarter	$11.46	$8.07	NIS 51.88	NIS 36.71
Fourth Quarter	$9.37	$7.39	NIS 44.16	NIS 34.38

The following table sets forth the high and low sales price for our ordinary shares as reported by the Nasdaq National Market and the Tel Aviv Stock Exchange for the most recent six months:

	Nasdaq National Market		Tel Aviv Stock Exchange
Month	High	Low	High	Low
November 2005	$9.50	$7.40	NIS 44.16	NIS 35.05
December 2005	$9.51	$8.50	NIS 43.28	NIS 39.86
January 2006	$10.96	$8.70	NIS 48.63	NIS 40.28
February 2006	$10.90	$9.04	NIS 49.71	NIS 43.24
March 2006	$9.64	$8.72	NIS 44.95	NIS 41.34
April 2006	$9.23	$7.97	NIS 42.54	NIS 37.41

As of May 5, 2006, the exchange rate of the NIS to the US$ was $1 to NIS 4.433.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares began trading on the Nasdaq National Market on March 23, 2000 under the symbol “BRZE.” Prior to that date, there was no market for our ordinary shares. On August 1, 2001, upon the completion of our merger with Floware and the change of our name to Alvarion Ltd., our symbol was changed to “ALVR.” On August 1, 2001, our ordinary shares also began to trade on the Tel Aviv Stock Exchange.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary description of certain provisions of our memorandum of association and articles of association:

Our articles of association permit us to engage in any lawful business. Our purpose is to operate in accordance with business considerations to generate profits (provided, however, that we may donate reasonable amounts to worthy causes, as our board of directors may determine in its discretion, even if such donations are not within the framework of business considerations).

Our articles of association permit us to enter into a business transaction with any of the directors of our company or enter into a business transaction with a third party in which a director has a personal interest, subject to compliance with the Israeli Companies Law. See “Item 6--Directors, Senior Management and Employees--Board Practices.”

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

A shareholder seeking to vote with respect to a resolution that requires that the majority of such resolution’s adoption include at least a certain percentage of all those not having a personal interest (as defined in the Israeli Companies Law) in it, must notify us at least two business days prior to the date of the general meeting, whether or not he has a personal interest in the resolution, as a condition for his right to vote and be counted with respect to such resolution.

Upon our liquidation, the liquidator, with the approval of a general meeting of the shareholders, may distribute all or part of the property to our shareholders, and may deposit any part of such property with trustees in favour of the shareholders, as deemed appropriate by the liquidator.

Rights attached to our ordinary shares, may be modified or abrogated by a resolution adopted at a general meeting of the shareholders by more than 50% of the issued shares of such a class, or an “ordinary majority,” other than certain rights relating to the election of directors that may be modified or abrogated only with the approval of more than 75% of the shareholders who are entitled to vote at the meeting.

An annual general meeting of our shareholders, or “annual meeting,” must be held once in every calendar year, within a period of not more than 15 months from the preceding annual meeting, either within or outside of Israel. All general meetings of our shareholders other than annual meetings are called “extraordinary meetings.” Our board of directors has discretion over when to convene an extraordinary meeting. However, our board of directors must convene an extraordinary meeting upon demand by the lesser number of: (i) any two directors of our company; ora quarter of the directors of our company, whichever is lower; or (ii) upon the demand of one or more shareholders holding alone or together at least five percent of the issued share capital of our company. Our board of directors, upon demand to convene an extraordinary meeting, is required to announce the convening of the general meeting within 21 days from the receipt of the demand, provided, however, that the date fixed for the extraordinary meeting may not be more than 35 days from the publication date of the announcement of the extraordinary meeting, or such other period as may be permitted by the Israeli Companies Law or the regulations thereunder.

Directors, other than external directors, are elected, unless specifically determined otherwise, until the third annual general shareholders’ meeting following the meeting at which such directors were elected. Any director may be removed from his office by way of a resolution adopted by the vote of the holders of 75% of the voting power represented at a meeting.

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

Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of our company, as detailed in “Item 3--Key Information--Risk Factors--Risks Relating to Our Location in Israel”. Provisions of Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the market price of our ordinary shares.

The information contained under the heading “Description of Ordinary Shares” in our Registration Statement on Form F-1 (Registration Number 333-11572) is incorporated herein by reference.

Our transfer agent and registrar is the American Stock Transfer & Trust Co. at address 59 Maiden Lane, New York, NY 10038.

C.	MATERIAL CONTRACTS

On December 9th, 2004 Alvarion Mobile, Inc., a wholly-owned subsidiary of Alvarion Ltd. amalgamated with interWAVE Communications, Ltd. As a result of the amalgamation, Alvarion Mobile, Inc. continued as the surviving company and interWAVE Communications Ltd.’s separate existence ceased. Upon the closing, Alvarion paid interWAVE’s shareholders $4.18 for each interWAVE share, and a total consideration of $47.9 million.

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

Israeli Taxation of Our Shareholders

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between inflationary surplus and real gain. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax in Israel. Real gain accrued before January 1, 2003 is added to ordinary income, which generally is taxed at ordinary rates of up to 49% for individuals and 35% for corporations, while real gain accrued on or after January 1, 2003, in accordance with the provisions of the recent tax reform discussed below, generally is taxed at a capital gains rate of 25% for both individuals and corporations. The allocation of the real gain accruals between the periods before and after January 1, 2003 is calculated on a linear basis proportionately to the lengths of such periods.

Real gain accrued before January 1, 2003 on sales of our ordinary shares purchased in our initial public offering or thereafter, other than sales by entities that are subject to the Inflationary Adjustments Law, as discussed below, generally is exempt from Israeli capital gains tax. On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the “tax reform,” came into effect. The tax reform and the regulations promulgated thereunder include, among other things, the imposition of capital gains tax at a rate of 15% on gains derived from and after January 1, 2003 by Israeli residents, from the sale of shares in Israeli companies publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities, (2) shareholders that report in accordance with the Inflationary Adjustment Law, (3) shareholders who acquired their shares prior to an initial public offering, (4) the sale of shares to a relative; or (5) shareholders claiming a deduction for financing expenses in connection with the sold securities. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price. Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a recognized stock exchange or regulated market outside of Israel, provided such shareholders did not acquire their shares prior to an initial public offering and provided such gains did not derive from a permanent establishment of such shareholders in Israel. The provisions of the tax reform do not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

Furthermore, pursuant to the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, as amended (the U.S.-Israel tax treaty), the sale, exchange or disposition of ordinary shares that are held as a capital asset by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel tax treaty (Treaty U.S. Resident), generally will not be subject to Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable. As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance, in which case the applicable tax rate is 25%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Israeli Income Tax Ordinance and regulations promulgated there under allow “Foreign-Invested Companies,” which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustments Law. We have elected to measure our results for tax purposes based on the U.S. dollar exchange rate from 2003 and forth.

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

A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed (soft) assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of its fixed assets, the company may take a deduction from taxable income that reflects the effect of the annual rate of inflation on such excess, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the annual rate of inflation is added to taxable income.

Subject to limitations set forth in the Inflationary Adjustments Law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

Gains on sales of traded securities are taxable under the Inflationary Adjustments Law.

Taxation of Non-Resident Holders of Our Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. Such sources of income include passive income such as dividends, royalties, interest and capital gain, as well as non-passive income from business conducted in Israel. Unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence, dividends, other than bonus shares or stock dividends, not generated by an Approved Enterprise are subject to income tax at the rate of 25%, which is withheld at source. Under the U.S.-Israel tax treaty, these distributions to a Treaty U.S. Resident are subject to income tax at a maximum rate of 25%, or 12.5% if the Treaty U.S. resident is a U.S. corporation and holds at least 10% of our voting power, in general, in the current and preceding tax years. Dividends distributed from income generated by an Approved Enterprise are subject to 15% tax, which is withheld at source.

For information with respect to the applicability of Israeli capital gains taxes to the sale of our ordinary shares by United States residents, see “—Israeli Taxation of our Shareholders—Capital Gains Tax,” above.

United States Federal Income Tax Considerations with Respect to the Ownership and Disposition of Our Ordinary Shares

The following is a discussion of the material United States federal income tax consequences applicable to “U.S. Holders” (as defined below) who beneficially own our ordinary shares. The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations promulgated thereunder, and existing administrative rulings and court decisions in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. For purposes of this discussion, it is assumed that U.S. Holders of our ordinary shares hold such stock as a capital asset within the meaning of Section 1221 of the Code, that is, generally for investment. This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular U.S. Holder of our ordinary shares in light of his or her circumstances or to a U.S. Holder of our ordinary shares subject to special treatment under United States federal income tax law, including, without limitation:

•	banks, other financial institutions, “financial services entities,” insurance companies or mutual funds;

•	broker-dealers, including dealers in securities or currencies, or taxpayers that elect to apply a mark-to-market method of accounting;

•	shareholders who hold our ordinary shares as part of a hedge, straddle, or other risk reduction, constructive sale or conversion transaction;

•	tax-exempt entities;

•	persons who have a functional currency other than the U.S. dollar;

•	taxpayers that are subject to the alternative minimum tax provisions of the Code;

•	persons who have owned at any time or who own, directly, indirectly, constructively or by attribution, ten percent or more of the total voting power of our share capital;

•	partnerships, other passthrough entities, or persons who hold our ordinary shares in a partnership or other passthrough entity;

•	certain expatriates or former long-term residents of the United States; and

•	shareholders who acquired our ordinary shares pursuant to the exercise of an employee stock option or right or otherwise as compensation.

In addition, not discussed is the application of either: (i) foreign, state or local tax laws on the ownership or disposition of our ordinary shares; or (ii) United States federal and state estate and/or gift taxation.

As used in this section, the term “U.S. Holder” refers to any beneficial owner of our ordinary shares that is any of the following:

•	an individual who is a citizen or resident of the United States for United States federal income tax purposes;

•
a corporation or partnership (or other entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in the United States or under the laws of the United States or of any State or the District of Columbia;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

•
a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all of such trust’s substantial decisions; or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. Holder (a “Non-U.S. Holder”) are also discussed below.

Each holder of our ordinary shares is advised to consult his or her own tax advisor with respect to the specific tax consequences to him or her of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income and other tax laws in his or her particular circumstances.

Dividend Distributions

Subject to the discussion below under the heading “Passive Foreign Investment Company Status,” to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, a distribution made with respect to our ordinary shares (including the amount of any Israeli withholding tax thereon) will be includible for United States federal income tax purposes in the income of a U.S. Holder as a taxable dividend. Dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirement of “qualified dividend income” as defined by the Code. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

To the extent that such distribution exceeds our earnings and profits and provided that we were not a passive foreign investment company, or PFIC, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in our ordinary shares and thereafter as taxable capital gain. Dividends paid by us generally will not be eligible for the dividends received deduction allowed to corporations under the Code. Dividends paid in a currency other than the U.S. dollar will be includible in income of a U.S. Holder in a U.S. dollar amount based on the spot rate of exchange on the date the distribution is included in income, without reduction for any Israeli taxes withheld at source, regardless of whether the payment is in fact converted into U.S. dollars on such date. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Subject to certain conditions and limitations set forth in the Code, U.S. Holders generally will be able to elect to claim a credit against their United States federal income tax liability for any Israeli withholding tax deducted from dividends received in respect of our ordinary shares. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares will be treated as income from sources outside the United States and generally will constitute foreign source “passive income” for U.S. foreign tax purposes or, in the case of a financial services entity, “financial services income” (and for tax years beginning after December 31, 2006, as “general category income”). In lieu of claiming a tax credit, U.S. Holders may instead claim a deduction for foreign taxes withheld, subject to certain limitations.

The rules relating to the determination of the amount of foreign income taxes that may be claimed as foreign tax credits are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available.

Sale or Exchange

Subject to the discussion below under the heading “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder generally will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition of our ordinary shares and the U.S. Holder’s adjusted tax basis in our ordinary shares, which is usually the U.S. dollar cost of the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if our ordinary shares have been held for more than one year on the date of the disposition. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. Any gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes. In addition, a U.S. Holder who receives foreign currency upon the sale or exchange of our ordinary shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

Passive Foreign Investment Company Status

Generally a foreign corporation is treated as a PFIC for United States federal income tax purposes if either:

•
75% or more of its gross income (including the pro rata gross income of any company (U.S. or foreign) of which such corporation is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income; or

•
50% or more of the average value of its gross assets (including the pro rata fair market value of the assets of any company in which such corporation is considered to own 25% or more of the ordinary shares by value) during the taxable year produce or are held for the production of passive income.

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a PFIC, for United States federal income tax purposes. Based upon our market capitalization during 2004 and 2005 and each year prior to 2001, we do not believe that we were a PFIC for any such year and an independent valuation of our assets as of the end of each quarter of 2001 and based upon our valuation of our assets for 2002 and 2003, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those years. We cannot assure you, however, that the Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in a subsequent year.

If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held our shares and such holder failed to make either a “QEF election” or a “mark-to-market election” (as described below) for the first taxable year during which we were a PFIC and the U.S. Holder held our shares:

•
gain recognized (including gain deemed recognized if our ordinary shares are used as security for a loan) by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain distributions in respect of, our ordinary shares would be taxable as ordinary income;

•
the U.S. Holder would be required to allocate such dividend income and/or disposition gain ratably over such holder’s entire holding period for our ordinary shares; the U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year, i.e., the year of the dividend payment or disposition, and to any period prior to the first day of the first taxable year for which we were a PFIC;

•
the amount allocated to each year other than (i) the year of the dividend payment or disposition and (ii) any year prior to our becoming a PFIC, would be subject to tax at the highest individual or corporate marginal tax rate, as applicable, in effect for that year, and an interest charge would be imposed with respect to the resulting tax liability;

•	the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received in respect of, and gain recognized on dispositions of, our ordinary shares; and

•
any U.S. Holder who acquired our ordinary shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to fair market value for such shares. Instead, such U.S. Holder would have a tax basis equal to the decedent’s basis, if lower than the fair market value.

Although a determination as to a corporation’s PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year generally will cause the above-described consequences to apply for all future years to U.S. Holders who held shares in the corporation at any time during a year when the corporation was a PFIC and who made neither a QEF election nor a mark-to-market election (as discussed below) with respect to such shares with their tax return for the year that included the last day of the corporation’s first taxable year as a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC during the U.S. Holder’s holding period that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S. Holders who realize gain on their disposition of shares in the PFIC.

Generally, if a U.S. Holder makes a valid QEF election with respect to our ordinary shares:

•
the U.S. Holder would be required for each taxable year for which we are a PFIC to include in income such holder’s pro-rata share of our: (i) ordinary earnings as ordinary income; and (ii) net capital gain as long-term capital gain, in each case computed under U.S. federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge;

•	the U.S. Holder would not be required under these rules to include any amount in income for any taxable year during which we do not have ordinary earnings or net capital gain; and

•	the U.S. Holder would not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC.

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

Under certain circumstances, a U.S. Holder may also obtain treatment similar to that afforded a shareholder who has made a timely QEF election by making an election in a year subsequent to the first year during the U.S. Holder’s holding period that we are classified as a PFIC to treat such holder’s interest in our company as subject to a deemed sale on the first day of the first QEF year for an amount equal to its fair market value and recognizing gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions, described above and thereafter treating such interest in our company as an interest in a QEF. In addition, under certain circumstances U.S. Holders may make a retroactive QEF election, but may be required to file a protective statement currently to preserve their ability to make a retroactive QEF election. U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement.

Alternatively, a U.S. Holder of shares in a PFIC can elect to mark the shares to market annually, recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, an amount equal to the difference between the shareholder’s adjusted tax basis in the PFIC stock and its fair market value. Ordinary loss is recognized only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years. As with the QEF election, a U.S. Holder who makes a mark-to-market election would not be subject to the deemed ratable allocations of gain and the interest charges (described above). A mark-to-market election applies for so long as our ordinary shares are “marketable,” and is irrevocable without obtaining the consent of the IRS and would continue to apply even in years that we were no longer a PFIC. However, under Treasury regulations, a U.S. Holder who makes a mark-to-market election would not include mark-to-market gain or loss for any taxable year in which we are not a PFIC.

U.S. Holders of our ordinary shares are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a QEF election, in connection with their holding of our ordinary shares, including warrants or rights to acquire our ordinary shares.

Tax Consequences for Non-U.S. Holders of Our Ordinary Shares

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

•
such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States,

•
the Non-U.S. Holder is an individual who holds our ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition certain other conditions are met.

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

Information Reporting and Backup Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on our ordinary shares. In addition, U.S. holders of our ordinary shares are subject to backup withholding (currently at a rate of 28%) upon any dividends paid in the United States on our ordinary shares, unless they:

•	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on an IRS Form W-9; or

•	provide proof that they are otherwise exempt from backup withholding.

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

Backup withholding is not an additional tax. The amount of any backup withholding is allowable as a credit against the U.S. or Non-U.S. Holder’s United States federal income tax liability, provided that such holder provides the requisite information to the Internal Revenue Service.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfil the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room. A copy of each report submitted in accordance with applicable United States law is also available for public review at our principal executive offices.

In addition, the Securities and Exchange Commission maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. We began filing our reports through the EDGAR system in November 2002.

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

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in U.S. dollars. A portion of our expenses, however, is denominated in NIS. During 2004, in order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we used currency forward contracts and put and call options. We hedge the majority of our forecasted expenses denominated in NIS. During the year ended December 31, 2005 we recognized gains of $80,000 as a result of these derivatives. All amounts have been included in salary expenses in the statement of operations. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements. We have, based on our past experience, concluded that there is no material foreign exchange rate exposure.

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

A. to D. Not applicable.

E. USE OF PROCEEDS

The effective date of the registration statement (No. 333-11572) for our initial public offering of our ordinary shares, par value NIS 0.01 per share, was March 22, 2000. The offering commenced on March 23, 2000, and terminated after the sale of all the securities registered. The managing underwriter of the offering was CIBC World Markets. We registered 5,750,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter’s over-allotment option. We sold all of the 5,750,000 ordinary shares at an aggregate offering price of $115 million ($20.00 per share). Under the terms of the offering, we incurred underwriting discounts of approximately $8 million. We also incurred other expenses of approximately $3.2 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $104 million. None of the net proceeds was paid, directly or indirectly, to any of our directors or officers, or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. From March 23, 2000 to December 31, 2005 the net offering proceeds were used to finance the continued growth including acquisitions of our business and for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a−15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2005, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Professor Amit, a member of our audit committee, is qualified as an “audit committee financial expert” as defined in the applicable regulations.

ITEM 16B.	CODE OF ETHICS AND CODE OF CONDUCT

In 2003 we adopted a Code of Ethics that applies to our CEO, CFO and all other senior officers. This Code of Ethics was filed as an exhibit to our 2003 Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of the fees billed to us for audit, audit related and non-audit services provided by Kost, Forer, Gabbay & Kasierer to us for the years ended December 31, 2004 and December  31, 2005:

Fee Category	2004 Fees	2005 Fees
Audit Fees	$172,500	$191,000
Audit-Related Fees	$71,500	$18,864
Tax Fees	$105,200	$69,645
Total Fees	$349,200	$279,509

Audit Fees: Consists of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and services that are normally provided by Kost, Forer, Gabbay & Kasierer in connection with statutory and regulatory filings or engagements.

Audit Related Fees: Consists of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” In 2004, these services primarily consist of due diligence services related to the interWAVE acquisition.

Tax Fees: Consists of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. These services include assistance regarding international and Israeli tax services.

All Other Fees: Consists of the aggregate fees billed for products and services other than the services reported above. We did not have such services in 2005 and 2004.

Our Audit Committee has adopted a policy for pre--approval of audit and non--audit services. Under the policy, the Audit Committee Proposed services either may be pre--approved without consideration of specific case-by-case services by the Audit Committee (“general pre--approval”) or they may require the specific pre-approval of the Audit Committee (“specific pre--approval”). The Audit Committee employs a combination of these two approaches. Unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent auditor. The term of any general pre-approval is 12 months from the date of pre--approval, unless the Audit Committee considers a different period and states otherwise. The Audit Committee reviews annually and pre-approves the services that may be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee adds to or subtracts from the list of general pre-approved services from time to time, based on subsequent determinations. Pre-approval fee levels or budgeted amounts for all services to be provided by the independent auditor are to be established annually by the Audit Committee. Any proposed services exceeding these levels or amounts require specific pre-approval by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Not applicable.

PART III

ITEM 16.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 17.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 18.	EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association (English translation accompanied by Hebrew original) (1)
1.2	Articles of Association (1)
1.3	Certificate of Name Change (English translation accompanied by Hebrew original) (2)
2.1	Form of Ordinary Share Certificate (3)
2.2	Form of Warrant (1)
4.1	Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (1)
4.2	Form of Indemnity Agreement for Directors and Executive Officers
4.3	Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (4)
4.4	Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (4)
4.5	Amalgamation Agreement, by and among interWAVE Communications, Ltd, Alvarion Mobile, Inc. and Alvarion Ltd., dated as of 27 July, 2004 (5)
8	Subsidiaries of Alvarion Ltd.*
10.1	Consent of Kost, Forer, Gabay & Kasierer *
11	Code of Conduct (6)
12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended *
12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended *
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

__________________________
* Filed herewith

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).

(2)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786)

(3)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142)

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2001

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2004

(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2003

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALVARION LTD.

By:	/s/ Tzvika Friedman
Tzvika Friedman Chief Executive Officer
Date: May 11, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association (English translation accompanied by Hebrew original) (1)
1.2	Articles of Association (1)
1.3	Certificate of Name Change (English translation accompanied by Hebrew original) (2)
2.1	Form of Ordinary Share Certificate (3)
2.2	Form of Warrant (1)
4.1	Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (1)
4.2	Form of Indemnity Agreement for Directors and Executive Officers
4.3	Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (4)
4.4	Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (4)
4.5	Amalgamation Agreement, by and among interWAVE Communications, Ltd, Alvarion Mobile, Inc. and Alvarion Ltd., dated as of 27 July, 2004 (5)
8	Subsidiaries of Alvarion Ltd.*
10.1	Consent of Kost, Forer, Gabay & Kasierer *
11	Code of Conduct (6)
12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended *
12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended *
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
_____________________________
* Filed herewith

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).

(2)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786)

(3)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142)

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2001

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2004

(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2003

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-44

- - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ALVARION LTD.

We have audited the accompanying consolidated balance sheets of Alvarion Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2006	A Member of Ernst & Young Global

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,710	$41,372
Short-term bank deposits	9,325	6,838
Marketable securities (Note 3)	31,430	47,349
Trade receivables (net of allowance for doubtful accounts of $ 960 and $ 1,268 at December 31, 2004 and 2005, respectively)	28,148	39,271
Other accounts receivable and prepaid expenses (Note 4)	6,492	6,179
Inventories (Note 5)	41,328	43,363

Total current assets	135,433	184,372

LONG-TERM INVESTMENTS:
Long-term bank deposits	17,167	1,745
Marketable securities (Note 3)	56,050	17,016
Long-term receivables	456	-
Severance pay fund	7,025	7,685

Total long-term investments	80,698	26,446

PROPERTY AND EQUIPMENT, NET (Note 6)	11,925	11,072

INTANGIBLE ASSETS, NET (Note 7)	15,229	10,862

GOODWILL	85,250	85,250

Total assets	$328,535	$318,002

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt (Note 9)	$1,742	$1,757
Trade payables	26,481	29,093
Other accounts payable and accrued expenses (Note 8)	53,869	50,063

Total current liabilities	82,092	80,913

LONG-TERM LIABILITIES:
Long-term debt (Note 9)	3,505	1,749
Accrued severance pay	10,126	11,007

Total long-term liabilities	13,631	12,756

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY (Note 12):
Share capital -
Ordinary shares of NIS 0.01 par value:
Authorized: 85,080,000 shares at December 31, 2004 and 2005; Issued: 61,750,002 and 63,197,765 shares at December 31, 2004 and 2005, respectively; Outstanding: 57,953,229 and 59,400,992 shares at December 31, 2004 and 2005, respectively	157	160
Additional paid-in capital	388,261	391,797
Treasury shares at cost 3,796,773 shares at December 31, 2004 and 2005	(7,876)	(7,876)
Deferred stock compensation	(736)	(173)
Accumulated other comprehensive income	226	263
Accumulated deficit	(147,220)	(159,838)

Total shareholders' equity	232,812	224,333

Total liabilities and shareholders' equity	$328,535	$318,002

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2003	2004	2005

Sales (Notes 14)	$127,208	$201,507	$195,715
Cost of sales	68,595	102,329	98,315
Write-off of excess inventory and provision for inventory purchase commitments (Note 2g)	6,562	11,412	8,124

Gross profit	52,051	87,766	89,276

Operating costs and expenses:
Research and development, net (Note 15a)	23,766	27,816	38,921
Selling and marketing	33,000	39,038	48,794
General and administrative	6,417	9,741	11,495
Merger and acquisition related expenses	2,201	369	868
Amortization of intangible assets	2,606	2,779	4,367
In-process research and development write-off	—	10,993	—

Total operating costs and expenses	67,990	90,736	104,445

Operating loss	(15,939)	(2,970)	(15,169)
Financial income, net (Note 15c)	4,127	3,821	2,551

Net income (loss)	$(11,812)	$851	$(12,618)

Net earnings (loss) per share (Note 15d):
Basic	$(0.23)	$0.02	$(0.22)

Diluted	$(0.23)	$0.01	$(0.22)

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury	Deferred stock	Other accumulated comprehensive	Accumulated	Total comprehensive	Total shareholders'
	Number	Amount	capital	shares	compensation	income	deficit	income	equity

Balance at January 1, 2003	51,915,629	$142	370,978	$(6,543)	$(488)	$—	$(136,259)		$227,830
Exercise of employee stock options	2,607,138	6	4,922	—	—	—	—		4,928
Purchase of Treasury shares	(701,200)	—	—	(1,333)	—	—	—		(1,333)
Deferred stock compensation related to options granted to a director	—	—	183	—	(183)	—	—		—
Amortization of deferred stock compensation related to options granted to a director	—	—	—	—	23	—	—		23
Issuance of warrant pursuant to acquisition of InnoWave	—	—	78	—	—	—	—		78
Amortization of deferred stock compensation	—	—	—	—	488	—	—		488
Net loss	—	—	—	—	—	—	(11,812)		(11,812)

Balance at December 31, 2003	53,821,567	148	376,161	(7,876)	(160)	—	(148,071)		220,202
Exercise of warrants and employee stock options	4,131,662	9	9,813	—	—	—	—		9,822
Deferred stock compensation related to options granted to employee	—	—	293	—	(293)	—	—		—
Assumption of options granted to former interWAVE employees	—	—	1,994	—	(343)	—	—		1,651
Amortization of deferred stock compensation related to options granted to a director	—	—	—	—	60	—	—		60
Comprehensive income:
Unrealized gains on foreign currency cash flow hedges	—	—	—	—	—	226	—	$226	226
Net income	—	—	—	—	—	—	851	851	851

Total comprehensive income								$1,077

Balance at December 31, 2004	57,953,229	157	388,261	(7,876)	(736)	226	(147,220)		232,812
Exercise of employee stock options	1,447,763	3	3,536	—	—	—	—		3,539
Amortization of deferred stock compensation	—	—	—	—	563	—	—		563
Unrealized gains on foreign currency cash flow hedges	—	—	—	—	—	37	—	$37	37
Net loss	—	—	—	—	—	—	(12,618)	(12,618)	(12,618)

Total comprehensive loss								$(12,581)

Balance at December 31, 2005	59,400,992	$160	$391,797	$(7,876)	$(173)	$263	$(159,838)		$224,333

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005
Cash flows from operating activities:
Net income (loss)	$(11,812)	$851	$(12,618)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,128	4,762	4,937
Amortization of deferred stock compensation	511	60	563
Interest, amortization of premium and accretion of discounts on held-to-maturity marketable securities, bank deposits and other long-term liabilities	148	633	823
In-process research and development write-off	—	10,993	—
Amortization of other intangible assets	2,606	2,779	4,367
Increase in trade receivables	(5,033)	(3,697)	(11,658)
Decrease in long term receivables and discount accretion related to long term receivables	590	1,131	792
Decrease (increase) in other accounts receivable and prepaid expenses	915	(486)	549
Decrease (increase) in inventories	(934)	24	(2,035)
Increase (decrease) in trade payables	6,524	(5,952)	2,612
Increase (decrease) in other accounts payable and accrued expenses	3,280	11,066	(3,767)
Accrued severance pay, net	561	826	221
Others	95	—	—

Net cash provided by (used in) operating activities	1,579	22,990	(15,214)

Cash flows from investing activities:
Purchase of property and equipment	(3,105)	(3,442)	(4,084)
Proceeds from bank deposits	8,025	132,767	30,375
Investment in bank deposits	(14,925)	(109,097)	(13,200)
Investment in held-to-maturity marketable securities	(55,232)	(63,398)	(58,778)
Proceeds from maturity of held-to-maturity marketable securities	69,861	56,416	81,766
Proceeds from sale of held-to-maturity marketable securities	1,137	—	—
Cash and cash equivalents used in the acquisition of interWAVE (a) and InnoWave (b)	(9,334)	(47,907)	—

Net cash provided by (used in) investing activities	(3,573)	(34,661)	36,079

Cash flows from financing activities:
Proceeds from exercise of warrants and employee stock options	4,928	9,822	3,539
Repayment of long term debt	—	(1,764)	(1,742)
Purchase of Treasury shares	(1,333)	—	—
Proceeds from long-term debt	6,900	—	—
Settlement of an OCS long-term liability	(8,534)	—	—

Net cash provided by financing activities	1,961	8,058	1,797

Increase (decrease) in cash and cash equivalents	(33)	(3,613)	22,662
Cash and cash equivalents at the beginning of the year	22,356	22,323	18,710

Cash and cash equivalents at the end of the year	$22,323	$18,710	$41,372

Supplemental disclosure of cash flows activities:
Cash paid during the year for interest	$334	$120	$90

Non-cash transactions:
Purchase of property and equipment against trade payables	$128	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005
(a) Cash and cash equivalents used in the merger with interWAVE (see also Note 1d):

Net fair value of the assets acquired and liabilities assumed at the merger date was as follows:

Working capital, net(excluding cash and cash equivalents)		$(15,236)
Property and equipment		1,434
Long term receivables		199
In-process research and development		10,993
Current technology		3,450
Customer relationships		1,233
Trade name and trademark		1,160
Goodwill		47,019

		50,252
Deferred stock compensation		(1,651)
Accrued expenses related to the acquisition		(694)

		$47,907
(b) Cash and cash equivalents used in the acquisition of InnoWave (see also Note 1c):

Net fair value of the assets acquired and liabilities assumed at the acquisition date was as follows:

Working capital, net	$3,137
Long-term receivables	1,512
Property and equipment	2,200
Technology and customer relations	1,572
Goodwill	991

	9,412
Issuance of warrant	(78)

	$9,334

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL

a.
Alvarion Ltd. together with its worldwide subsidiaries ("the Company") is a provider of wireless broadband systems. The Company supplies carriers, ISPs and private network operators with WiMAX (Worldwide Interoperability for Microwave Access) and other wireless broadband solutions as well as compact cellular networks to developing countries and remote areas. The Company's products cover the full range of frequency bands with both fixed and mobile solutions, enabling the delivery of business and residential broadband access, corporate VPNs (Virtual Private Network), toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Extending coverage of cellular networks to developing countries and other hard-to-serve areas, the Company offers complete and scalable mobile network solutions that feature a low cost of entry, local switching, and integrated VAS (Value Added Services) functionality.

In 2005 and following the acquisition of interWAVE Communications International, Ltd (see note 1 d), the Company determined that two reporting units exist - the WiMax and wireless broadband access unit ("BWA"), and the Cellular Mobile unit ("CMU"), former interWAVE business.
As for disclosure about segments and related information, see Note 14.

b.
Alvarion Ltd. has wholly-owned active subsidiaries: in the United States, France, Romania, Brazil, Hong-Kong, Japan, Mexico, Poland, Israel, Uruguay, China, Ireland, Spain and Philippines primarily engaged in marketing, pre-sales, sales and developing activities.

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

The acquisition has been accounted for using the purchase method of accounting as determined in SFAS No.141,"Business Combinations" ("SFAS No.141") and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL (Cont.)

Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition, as follows:

April 1, 2003

Current assets	$13,411
Property and equipment	2,200
Long-term receivables	1,512

Intangible assets:
Technology	1,072
Customer relations	500
Goodwill	991

Total assets acquired	19,686

Liabilities assumed:
Current liabilities	(10,258)

Total liabilities assumed	(10,258)

Net assets acquired	$9,428

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

The excess of the cost of $ 991 over the net amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. An acquired workforce that does not meet the separability criteria has been included in the amount recognized as goodwill.

The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over a weighted average amortization period of 6.8 years, ranging between three and a half to eight years (see also Note 2k).

The operations of InnoWave are included in the consolidated statements since April 1, 2003.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL (Cont.)

The unaudited pro forma information below assumes that the acquisition had been consummated on January 1, 2003 and includes the effect of amortization of intangible assets from that date. This data is presented for information purposes only and is not necessarily indicative of the results of future operations or the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

Year ended December 31,
2003
Unaudited

Net revenues	$130,675

Net loss	$(13,734)

Basic and diluted net loss per share	$(0.26)

d.       Acquisition of interWAVE Communications International, Ltd.:

On December 9, 2004, the Company entered into amalgamation agreement with interWAVE Communications International, Ltd. ("interWAVE") a publicly traded company pursuant to the terms of which the Company acquired interWave for an aggregate purchase price of $ 50,783. The purchase price consists of a cash payment of $ 47,688, fair value of $ 1,651 in exchange for their previously held options and $ 1,444 acquisition related costs.

The Company accounted for the assumed options under the accounting guidelines of Fin 44: "Accounting for certain transaction involving stock compensation" and EITF 00-23 "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25"

The fair value of the vested options should be accounted for as part of the purchase price of the acquired company. Unvested options granted by the Company in exchange for outstanding unvested options held by employees of InterWave should be considered part of the purchase price and accounted for under SFAS 141 at fair value. However, since service was required after the business combination consummation date in order to vest in the replacement awards, a portion of the unvested options' intrinsic value was allocated to unearned compensation cost and amortized over the remaining vesting period. The amount of the compensation cost to be recognized as unearned compensation cost is based on the portion of the intrinsic value at the consummation date related to the employee's future service.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL (Cont.)

The Company determined the date of the fair value calculation by applying the guidelines set forth in Issue 13 of EITF 00-23 and EITF 99-12" Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination" and should be based upon the intrinsic value on the consummation date.

Hence, the measurement date was established on October 16, 2004, based on the average share price of the closing prices on the NASDAQ two days before and two days after the announcement date.

The Company used the Black-Scholes options pricing model with the following assumptions:

•	Dividend yield of 0%
•	Expected life of 3 years
•	Volatility of 61%
•	Risk free interest rate of 3.32%.

Based on the Black-Scholes model and the aforementioned assumptions the fair value of all the options assumed by the Company amounted to $1,995 and was allocated between the vested options and the unvested options as follows:
The intrinsic value of the unvested options in the amount of $343 is allocated to unearned compensation cost and that amount is being amortized over the remaining vesting period. The remainder of $1,651, reflected the amount allocated to the purchase price.

interWAVE was a provider of compact mobile network equipment and services, primarily aimed at low density markets in developing regions, as well as specialty vertical applications.

The acquisition of interWAVE provides a complementary voice and data solution for both fixed and mobile operators in developing regions of the world, enlarges the Company's diversified customer base and sales channels, and increases the Company's technical expertise in design and deployment of mobile systems.

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

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL (Cont.)

Based upon a valuation of the tangible and intangible assets acquired and assumed liabilities, the Company has allocated the total cost of the acquisition, as follows:

December 9, 2004

Current assets	$9,924
Property and equipment	1,434
Other non current assets	264

Intangible assets:
Goodwill	47,019
In-process research and development	10,993
Current technology	3,450
Customer relations	1,233
Trade name and trademark	1,160

Total assets acquired	75,477

Liabilities assumed:
Current liabilities	(24,694)

Net assets acquired	$50,783

The allocation of the intangibles assets was determined based on appraisals performed by an independent third party using several valuation approaches.

The amount allocated to in-process research and development ("IPR&D") of the CDMA and a certain GSM technology was determined using the Income Approach. These technologies were considered to have no alternative future use other than the technological indications for which they were in development and no technological feasibility had been established. Accordingly, this amount was expensed in the consolidated statement of operations, upon consummation of the acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4").

The amount of the excess cost attributable to current technology relates to GSM technology, other than the technology that was identified as IPR&D, was determined using the Income Approach on the basis of the present value of cash flows attributable to the current GSM technology and is amortized on a straight-line basis over expected future life of seven years. A seven year period was estimated based upon duration of the cash flow associated with the existing technology and management’s estimates of its useful life.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL (Cont.)

The value assigned to the customer relations was determined using the Income Approach. This valuation is based upon backlog at the date of acquisition, historical revenues by customer and customer renewal rates, and is amortized on a straight-line basis over two years. A two-year period was estimated based upon a 50% customer survival factor.

The value of trade names and trademarks was based upon cost to generate. This cost was estimated based upon the historical advertising and promotion spending over the last two years and is amortized on a straight-line basis over two years based upon the expected transition time from the legacy hardware to the next generation hardware.

The excess of the cost of $ 47,019 over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. An acquired workforce of $ 3,249, which did not meet the separability criteria has been included in the amount assigned to goodwill.

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

	Year ended December 31,
	2003	2004
	Unaudited

Net revenues	$163,435	$233,921

Net loss	$(26,495)	$(4,108)

Net loss per share	$(0.51)	$(0.07)

e.	Concentration of other risks

During the years ended December 31, 2004 and 2005 one of the Company's customers, a large operator in Latin America (the "Operator"), has accounted for approximately 31% and 5% of the Company's annual revenues volume, respectively (see Note 14e).

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

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

A majority of the Company's revenues is generated in dollars. In addition, a substantial portion of the Company's costs is denominated and determined in dollars. The Company's management believes that the dollar is the primary currency in the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

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

Bank deposits with maturities of more than three months and up to one year are included in short-term bank deposits. Bank deposits with maturities of one year or more are included in long-term bank deposits. As of December 31, 2004 and 2005, most of the bank deposits are in U.S. dollars and bear interest at a weighted average interest rate of 4.13% and 2.63% respectively. The deposits are presented at their cost, including accrued interest.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities:

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

In the years ended December 31, 2004 and 2005, all securities covered by SFAS No. 115 were designated by the Company's management as held-to-maturity.

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

Inventory write offs have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts

During 2003, 2004 and 2005, the Company recorded inventories write-offs for inventory no longer required in a total amount of $ 5,255, $ 10,908 and $ 7,598, respectively and an additional $ 1,307, $ 504 and $ 526, respectively, related to the Company's commitments to purchase inventories no longer required.

The purchase commitment liability is related to on-order inventory that is in excess of the Company's future demand forecasts, amounted to approximately $ 4,894 and $ 2,410 as of December 31, 2004 and 2005, respectively.

During 2003, 2004 and 2005, as a result of the increase of the overall worldwide demand for broadband access solutions, the demand for the Company's products increased as well.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Consequently, the Company began utilizing part of the related products of its prior years' written-off components. In 2003, 2004 and 2005, approximately $6,133, $5,595 and $5,959 respectively, of inventory previously written-off was used as products' components in the Company's ordinary production course and were sold as finished goods to end users . The sales of these related manufactured products were reflected in the Company's revenues without additional cost to the cost of sales in the period in which the inventory was utilized.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Office furniture and equipment	7 - 20
Computers and manufacturing equipment	15 - 33
Motor vehicles	15
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

j.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2003, 2004 and 2005, no impairment losses have been identified.

k.	Other intangible assets, net:

Intangible assets acquired in a business combination should be amortized over their useful life using a method of amortization to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"):

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Current technology - (i) the acquired Floware and interWAVE current technologies are being amortized over a period of seven years on the straight-line method and, (ii) the amount allocated to the InnoWave current technology is being amortized on a straight-line basis over 4.75 years and 7.75 years respectively reflecting different product amortization schedules.

Customer relations - (i) The amount allocated to the customer relations of InnoWave is being amortized on a straight-line basis over 3.75 years reflecting the expected attrition in customer relationships. (ii) The amount allocated to the customer relations of interWAVE is being amortized on a straight-line basis over 2 years based upon a 50% customer survival factor.

Trade name and trademark-The amount allocated to the acquired Trade name and trademark of interWAVE was based upon cost to generate Trade name and trademark. This cost was estimated based upon the historical advertising and promotion spending over the last two years, due to the fact that the Company would not use interWAVE's name but would use the GSM product names. The amount allocated to trade name is being amortized on a straight-line basis over two years based upon the expected transition time from the legacy hardware to the next generation hardware.

Goodwill - Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition of Innowave, Interwave and Floware.

SFAS 142 requires goodwill and indefinite lived intangible assets to be tested for impairment at least annually or between annual tests if certain events or indicators of impairments occur. The impairment tests consist of a comparison of the fair value of intangible assets with its carrying amount. If the carrying amount of the intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of the reporting unit with its carrying amount

On the date that the Company performed its annual impairment test, September 30, 2005, the Company determined that two reporting units exist - the "BWA" unit and the former interWAVE business ("CMU") - (see also Note 1 a). Based on management projections, expected future discounted operating cash flows and market multiples, no indication of goodwill impairment was identified as of such date (see also note 16).

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

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Accounting for stock-based compensation:

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

The fair value of options granted in 2003, 2004 and 2005 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2003	2004	2005

Dividend yield	0%	0%	0%
Expected volatility	94%	61%	55%
Risk-free interest	3%	3.32%	4.4%
Expected life of up to	4 years	3 years	3 years

Pro forma information under SFAS No. 123, is as follows:

	Year ended December 31,
	2003	2004	2005
Net income (loss) available to Ordinary shares - as reported	$(11,812)	$851	$(12,618)
Add - stock-based employee compensation - intrinsic value	511	60	563
Deduct - stock-based employee compensation -fair value	(8,064)	(6,541)	(15,749)*

Pro forma net loss	$(19,365)	$(5,630)	(27,804)
Net earnings (loss) per share:
Basic as reported	$(0.23)	$0.02	$(0.22)
Diluted as reported	$(0.23)	$0.01	$(0.22)
Pro forma basic and diluted net loss	$(0.37)	$(0.10)	$(0.47)

*)	On December 28, 2005, the Company accelerated the vesting of 1,834,452 options with a fair value amounting $ 5,224 -See also Note 12d.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Revenue recognition:

The Company generates revenues from selling its products indirectly through distributors and OEMs and directly to end-users.

Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB No. 104") and with the Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collection is reasonably assured.

The Company generally does not grant a right of return. However, the Company has granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are deferred until the distributors resell the Company's products to their customers provided that all other revenue recognition criteria are met.

In cases under which the Company is obligated to perform post delivery installation services, revenues generated from such arrangements are recognized upon completion of the installation.

In transactions, where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

o.	Warranty costs:

The Company provides a 12 to 36 months warranty period for all of its products. The specific terms and conditions of a warranty vary depending upon the product sold and customer it is sold to. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product is shipped. Factors that affect the Company's warranty liability include the number of units, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the Company's warranty allowance during the period are as follows:

	Year ended December 31,
	2003	2004	2005

Balance at the beginning of the year	$1,202	$4,070	$6,774
Warranties issued during the year	4,529	6,327	4,592
Settlements made during the year	(1,661)	(3,623)	(5,351)

	$4,070	$6,774	$6,015

p.	Research and development:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

q.	Grants and participations:

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

Severance pay expenses for the years ended December 31, 2003, 2004 and 2005, were $ 2,410, $ 3,016 and $ 3,580, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Advertising expenses:

Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005, were $ 250, $ 466 and $ 680, respectively.

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

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earning (loss) per share due to their anti-dilutive effect was 15,548,000, 555,000 and 12,122,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

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

The trade receivables and the long-term receivables of the Company and its subsidiaries are derived from sales to customers located primarily in North and South America, Asia, Africa and Europe. However, under certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advance payments. Regarding certain credit balances, the Company is covered by foreign trade risk insurance. The Company and its subsidiaries perform ongoing credit evaluations of their customers and, to date, have not experienced material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the year 2005, the Company recognized transactions of a sale of trade receivables to Israeli financial institutions (control and risk were fully transferred) in a total amount of $ 13,494, according to SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). As of December 31, 2005, the company had a transaction that did not meet the guidance of SFAS 140 and is presented as secured borrowing as part of other accounts payable and accrued expenses in the amount of $ 3,476.

The allowance for doubtful accounts expenses (income) for the years ended December 31, 2003, 2004 and 2005, was $ (582), $ 727 and $ (1,921), respectively.

As for derivative financial instruments, see Note 2w.

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

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change

Cash flow hedging strategy - To hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS with forwards and put and call options (zero - cost collar). These option contracts are designated as cash flow hedges, as defined by SFAS No. 133 and Derivative Implementation Group No.20 ("DIG 20") and are all effective.

The Company recognized gains of $ 407 during the year ended December 31, 2004 and losses of $ 80 during the year ended December 31, 2005. All amounts have been included in salary expenses in the statement of operations.

As of December 31, 2005, the Company recorded accumulated other comprehensive income in the amount of $ 263 from its zero cost collar with respect to anticipated payroll expenses expected to be incurred during 2006. Such amount will be recorded into earnings during 2006.

Fair value hedging strategy - The Company enters into forward exchange contracts to hedge a portion of its NIS trade payables denominated in foreign currency for a period of one to three months. The purpose of the Company's foreign currency hedging activities is to protect the fair value due to foreign exchange rates.

x.	Capitalized Software Costs:

The Company follows the accounting guidance as specified in Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The Company capitalizes costs incurred in the acquisition or development of software for internal use, including the costs of the software, materials, consultants, incurred in developing internal-use computer software once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. Capitalized Software Costs are amortized on a straight line basis over three years.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Reclassification:

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

z.	Impact of recently issued Accounting Standards:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim period beginning after January 1, 2006.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company result of operations, although it will have no impact on the Company overall financial position. Had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2m to the consolidated financial statements.

The Company will implement FAS 123(R) using the modified prospective method starting January 1, 2006. Under this method, the company will begin recognizing compensation cost for equity-based compensation for all new and existing unvested share-based awards after the date of adoption. The Company expects that the adoption of the SFAS No. 123(R) fair value method will have a significant impact on the consolidated results of operations, although it will have no impact on the Company's overall consolidated financial position or consolidated cash flows..

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123R, which the Company plans to adopt in implementing SFAS 123R.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, "Accounting Changes and Errors Corrections" ("SFAS 154). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", although it carries forward some of their provisions. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets will be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for changes in accounting principle made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have material impact on its financial position or results of operations.

In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005 adoption of FSP FAS 115-1 will not have a material impact on the Company’s financial position or results of operation.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SAFS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of held-to-maturity marketable securities:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
December 31, 2004:
Corporate and bank debentures:
Maturing within one year	$31,430	$—	$(441)	$30,989
Maturing within one to two years	56,050	—	(730)	55,320

	$87,480	$—	$(1,171)	$86,309
December 31, 2005:
Corporate and bank debentures:
Maturing within one year	$47,349	$71	$(248)	$47,172
Maturing within one to two years	17,016	—	(105)	16,911

	$64,365	$71	$(353)	$64,083

The unrealized losses of the Company's investments in held to maturity marketable securities were mainly caused by interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Based on the immaterial severity of the impairments and the ability and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2005.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 4:-    OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2004	2005

Government authorities	$2,877	$1,877
Deposits and options	591	1,015
Prepaid expenses	1,358	1,365
Employees and Others	1,666	1,922

	$6,492	$6,179

NOTE 5:-    INVENTORIES

	December 31,
	2004	2005

Raw materials and components	$10,490	$10,398
Work in progress	10,025	15,500
Finished products	20,813	17,465

	$41,328	$43,363

See also Note 2g.

NOTE 6: -	PROPERTY AND EQUIPMENT, NET

	December 31,
	2004	2005
Cost:
Office furniture and equipment	$1,707	$1,848
Computers and manufacturing equipment	25,598	29,041
Motor vehicles	273	580
Leasehold improvements	2,709	2,902

	30,287	34,371

Accumulated depreciation:
Office furniture and equipment	620	907
Computers and manufacturing equipment	16,523	20,822
Motor vehicles	35	103
Leasehold improvements	1,184	1,467

	18,362	23,299

Depreciated cost	$11,925	$11,072

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 7:- INTANGIBLE ASSETS, NET

	December 31,
	2004	2005
Cost:
Current technology	$21,321	$21,321
Customer relations	1,733	1,733
Trade name	1,160	1,160

	24,214	24,214
Accumulated amortization:
Current technology	8,677	11,714
Customer relations	272	1,022
Trade name and Trademark	36	616

	8,985	13,352

Amortized cost	$15,229	$10,862

Current technology amortization expenses amounted to $ 2,506, $ 2,571 and $ 3,037 for the years ended December 31, 2003, 2004 and 2005, respectively.

Customer relations amortization expenses amounted to $ 100, $ 172 and $ 750 for the years ended December 31, 2003, 2004 and 2005, respectively.

Trade name and Trademark amortization expenses amounted to $ 36 and $ 580 for the years ended December 31, 2004 and 2005, respectively.

Estimated amortization expenses for the years ended:

Amortization
Year ended December 31,	expenses

2006	$4,290
2007	$3,035
2008	$1,825
2009	$624
2010	$624
2011	$464

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2004	2005

Employees and payroll accruals	$11,563	$11,675
Service providers and consultants	8,028	5,796
Accrued expenses	1,031	6,273
Royalties	2,005	1,639
Provision for merger and acquisition related expenses	2,522	366
Warranty provision	6,774	6,015
Advances from customers	10,737	7,506
Secured borrowings	—	3,476
Provision for agent commissions	3,702	3,580
Others	7,507	3,737

	$53,869	$$50,063

NOTE 9:-	LONG-TERM DEBT

Long-term loan (1)	$5,248	$3,506
Less - current maturities	1,742	1,757

	$3,506	$1,749

As of December 31, 2005, the aggregate annual maturities of long-term loan are as follows:

First year (current maturities)	$1,757
Second year	$1,749

(1)	During 2003, the Company entered into a long-term loan agreement with a bank designated for the settlement of a portion of its OCS royalties payment obligation (see also Note 10).

The loan is linked to the U.S. dollar and is payable in four equal annual installments carrying variable interest of LIBOR + 0.33% per annum. The accrued interest as of December 31, 2005, amounted to $ 48.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 10:-	OTHER LONG-TERM LIABILITIES

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

NOTE 11:-       COMMITMENTS AND CONTINGENT LIABILITIES

a.	Premises occupied by the Company are leased under various lease agreements. The lease agreements for these premises will expire in 2011.

The Company has leased various motor vehicles under operating lease agreements. These leases expire in fiscal year 2008.

Future minimum rental payments under such leases for the year ending December 31, 2005 are as follows:

	Rental of premises	Lease of motor vehicles

2006	$4,165	$2,216
2007	3,469	1,292
2008	3,245	173
2009	2,700	—
2010 and thereafter	3,375	—

	$16,954	$3,681

Total rental expenses for the years ended December 31, 2003, 2004 and 2005, were $ 3,991, $ 4,537 and $ 4,857, respectively. Motor vehicle leasing expenses for the years ended December 31, 2003, 2004 and 2005, were $ 2,219, $ 2,079 and $ 2,170, respectively.

b.	Litigation:

A lawsuit was filed by a former customer of interWAVE on December 8, 2004, for compensatory damages with respect to certain alleged damages caused by interWAVE actions in the amount of approximately $4 million. This claim has been dismissed in March 2006, following a settlement agreement according to which we paid back the $3.1 million to the former customer.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 11:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

During 2001, a purported Class Action (the "Action") lawsuit was filed against interWAVE asserting for failure to disclose certain alleged improper actions by various underwriters and interWAVE's officers and directors under the Securities Act of 1933 and the Securities Exchange Act of 1934 followed by interWAVE's initial public offering ("IPO"). A stipulation of Settlement (the "Settlement") has been submitted to the Court for preliminary approval. Under the Settlement, interWAVE will be dismissed of all claims in exchange for contingent payment guarantee by the insurance companies responsible for insuring interWAVE as an issuer. Recently the court held a fairness hearing for final approval of the settlement, however the court has not yet issued a ruling. There is no guarantee that the settlement will become effective as it is subject to certain terms. In that case under which settlement will not occur, the Company is of the opinion that it has a good defense against the Action however, the litigation results can not be predicted at this point.

c.	As of December 31, 2005, the Company obtained bank guarantees in the total amount of approximately $ 14,192, in favor of vendors, customers, lessors and Government authorities.

d.	Royalties:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. During 2004 and 2005, the Company had recorded royalty-bearing grants from the Office of the Chief Scientist of Israel's Ministry of Industry and Trade ("the OCS") aggregating to $ 480 and $ 52, respectively, for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100%. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required.

During 2004 and 2005, the Company has paid or accrued royalties to the OCS in the amount of $ 3,151 and $ 1,129, respectively. As of December 31, 2004 and 2005, the aggregate contingent liability to the OCS amounted to $ 7,157 and $ 6,080 respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 12:-	SHARE CAPITAL

a.	The Company listed its shares for trade on the NASDAQ National Market and on the Tel-Aviv Stock Exchange.

b.	Shareholders' rights:

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

As of December 31, 2005, the Company purchased 3,796,773 shares at a weighted average price per share of approximately $ 2.07 per share.

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

The Company has six stock option plans under which 24,998,651 Ordinary shares were reserved for issuance. As of December 31, 2005, 967,097 Ordinary shares of the Company are still available for future grants under the various option plans.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 12:-	SHARE CAPITAL (Cont.)

A summary of the Company's stock option activity and related information is as follows:

	Year ended December 31,
	2003		2004		2005
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of Options	Weighted average exercise price

Outstanding at the beginning of the year	8,074,838	$3.18	12,856,308	$3.45	12,756,127	$7.55

Granted	8,019,296	$3.51	4,233,566	$15.72	1,641,732	$9.46
Exercised	(2,607,138)	$1.89	(3,749,980)	$2.69	(1,447,763)	$2.44
Forfeited or cancelled	(630,688)	$7.08	(583,767)	$7.89	(851,063)	$17.86

Outstanding at the end of the year	12,856,308	$3.45	12,756,127	$7.55	12,099,033	$7.69

Options exercisable at the end of the year	5,815,793	$2.9	4,587,519	$5.75	7,945,085	$6.46

In connection with the grant of certain share options to employees in 2003, 2004 and 2005, the Company recorded amortization of deferred stock compensation of $ 511, $ 60 and $ 563, respectively, for the aggregate differences between the respective exercise price of options at their dates of grant and the fair value of the Ordinary shares subject to such options. Unamortized deferred stock compensation is presented as a reduction in shareholders' equity and is amortized ratably over the vesting period of the related options.

The options outstanding as of December 31, 2005, have been classified into range of exercise prices, as follows:

Exercise price (range)	Options outstanding as of December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price
$			$		$

0.0021-0.01	106,869	1.871	0.003	106,869	0.003
0.56-0.639	44,540	0.657	0.574	44,540	0.574
0.98-1.2692	246,057	2.741	1.116	246,057	1.116
1.9-2.74	4,464,469	6.672	2.128	3,927,157	2.111
2.992-4.6023	472,254	1.545	3.623	472,254	3.623
5.01-7.39	632,743	6.669	5.907	461,917	5.886
7.56-11.32	2,574,933	8.813	9.954	817,064	10.802
11.46-17.16	3,498,861	8.627	13.504	1,811,034	13.581
17.57-866.78	58,307	3.625	84.211	58,193	84.340

	12,099,033		7.690	7,945,085	6.463

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 12:-	SHARE CAPITAL (Cont.)

Weighted average fair value of options whose exercise price is greater than, equal to or lower than the market price of the shares at date of grant are as follows:

	Weighted average fair value of options granted at an exercise price
	2003	2004	2005

Less than fair value at date of grant	$0.16	$7.87	$—

Equal to fair value at date of grant	$2.27	$5.86	$4.20

Exceeds the fair value at date of grant	$—	$1.67	$—

As of December 28, 2005, 1,834,452 unvested out-of-the-money options with an exercise price higher than $ 10 per share related to the vesting period from January 1, 2006 through January 1, 2007 had been accelerated.

The options were accelerated to reduce the expense impact in 2006 and beyond of a new accounting standard for stock based compensation. Because the Company has accounted for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) No. 25, and because these options were priced above current market, the acceleration of vesting of these options did not require accounting recognition in the Company's financial statements. However, the impact of the vesting acceleration on pro forma stock based compensation required to be disclosed in the financial statement footnotes under the provisions of SFAS No. 123, was an increase in compensation cost by $ 5,224. (See Note 2m)

During 2003, the Company issued 300,000 options to purchase Ordinary shares to one of its directors. As a result, the Company recorded deferred stock compensation amounting to $ 183 which is being amortized ratably over the vesting period.

In connection with interWAVE's acquisition, the Company issued to interWAVE former CEO 20,850 options to purchase Company's Ordinary shares. As a result, the Company recorded deferred stock compensation amounting to $ 293, which was amortized during 2005.

These grants terms are included in the aforementioned tables.

e	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company's Board of Directors has determined that tax exempt income if any, will not be distributed as dividends.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 13:-	TAXES ON INCOME

Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate of 34%. However, as detailed below, income derived in Israel from certain "Approved Enterprises" will enjoy certain tax benefits for a specific definitive period. The allocation of income derived from approved enterprises is dependent upon compliance of certain requirements with the Investment Law.

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

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 13:-	TAXES ON INCOME (Cont.)

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

If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an "Approved Enterprise". As of December 31, 2005, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

A recent amendment to the Investment Law (the "Amendment"), which has been officially published and effected since of April 1, 2005, has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise such as provision generally requiring that at least 25% of the approved Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

Under the Amendment, in June 2005, Alvarion Ltd. submitted an expansion request for additional "Approved Enterprise" approval regarding its production facilities in Nazareth, Migdal Haemek, Omer and Tel-Aviv. The income derived from this "Approved Enterprise" will be tax-exempt for a period of 10 years. The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income. Alvarion Ltd.'s expansion request has not yet been approved.

Alvarion Ltd. has had no taxable income since inception.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 13:-	TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Alvarion Ltd. is an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. For tax purposes only, the Company may also be entitled to deduct over a three-year period expenses incurred in connection with a public share offering and to amortize know-how acquired from third parties.

c.	Pre-tax income (loss):

	Year ended December 31,
	2003	2004	2005

Domestic	$(11,798)	$1,472	$(5,645)
Foreign	(14)	(621)	(6,973)

	$(11,812)	$851	(12,618)

d.	Carryforward losses:

As of December 31, 2005, Alvarion Ltd. had an available tax loss carryforward amounting to approximately $ 100,250, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

In addition, the accumulated net tax operating loss carryforward, in a total amount of approximately $ 69,000, resulted from the merger with Floware and, at the effective time of the merger, may be carried forward to subsequent years and may be set off against the merged company's taxable income, commencing with the tax year immediately following the merger. This set off is limited to the lesser of:

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

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 13:-	TAXES ON INCOME (Cont.)

As of December 31, 2005, the state and the federal tax losses carryforward of the U.S. subsidiary excluding former interWAVE tax losses carryforward amounted to approximately $ 18,062 and $ 43,349, respectively. Such losses are available to be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in 2010 and 2025, respectively.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Following the acquisition of interWAVE, the Company has analyzed the annual limitations on its net operating losses as of the acquisition date and its alternatives to benefits from such losses. As of December 31, 2005, the Company estimates the annual US Federal NOL available to offset future income at approximately $1.67 million. Annual amount that is not offset against taxable income will be accumulated until 2024.

e.	Reduction in corporate tax rate:

On July 25, 2005 the Israeli parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) - 2005 (hereinafter - the Amendment).

Inter alia, the Amendment provides for a gradual reduction in the statutory company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2004	2005
Tax assets in respect of:
Allowance for doubtful accounts	$109	$162
Severance pay and accrued vacation pay	855	1,156
Other deductions for tax purposes	4,781	4,825
Net loss carryforward	30,043	52,133

Total deferred tax assets before valuation allowance	35,788	58,276
Valuation allowance	(35,788)	(58,276)

Net deferred tax assets	$—	$—

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 13:-	TAXES ON INCOME (Cont.)

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

NOTE 14:-	DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION

a.	Segment Activities Disclosure:

The Company manages its business on a basis of two reportable segments and follows the requirements of Statement of Financial Accounting Standard No.131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

Hereunder the Company's segments:

WiMax and wireless broadband access unit ("BWA"):

The WiMax and wireless broadband access unit focuses on development and production of wireless broadband systems. The unit supplies carriers, ISPs and private network operators with WiMAX standard-based and other wireless broadband solutions. The unit provides solutions in a wide range of licensed and unlicensed frequency bands enabling the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

Cellular Moble unit (CMU):

The Cellular Mobile unit focuses on development and production of compact cellular networks to developing countries and remote areas.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 14:-	DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (Cont.)

b.	Operational segments statement operation disclosure:

The following financial information is the information that management uses for analyzing the results. The figures are presented in consolidated method as presented to management.

	Year ended December 31, 2005
	Broadband Wireless Access	Cellular Mobile unit	Consolidated

Revenues	$176,927	$18,788	$195,715

Operating expenses (*)	$175,050	$35,834	$210,884

Operating income (loss)	$1,877	$(17,046)	$(15,169)

(*)	Including cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of related intangible assets.

	Year ended December 31, 2004
	Broadband Wireless Access	Cellular Mobile unit	Consolidated

Revenues	$199,931	$1,576	$201,507

Operating expenses (*)	$190,989	$13,488	$204,477

Operating income (loss)	$8,942	$(11,912)	$(2,970)

(*)
Including cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses, amortization of related intangible assets and in-process research and development write-off.

c.	The following financial information identifies the assets to segments:

	As of December 31, 2005
	Broadband Wireless Access	Cellular Mobile unit	Consolidated

Assets (*)	$149,170	$46,827	$195,997
Depreciation and amortization	7,111	2,193	9,304
Capital investments	$3,803	$281	$4,084

(*)	The assets include: other receivables, trade receivables, inventories, property, equipment, goodwill and other intangibles.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 14:-	DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION

	As of December 31, 2004
	Broadband Wireless Access	Cellular Mobile unit	Consolidated

Assets (*)	$146,423	$41,949	$188,372
Depreciation and amortization	7,435	106	7,541
Capital investments	$4,748	$—	$4,748

(*)	The assets include: other receivables, trade receivables, inventories, property, plant and equipment, goodwill and other intangibles.

d.	Information on sales by geographic distribution

The following present's total revenues for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,
	2003	2004	2005
	Total revenues	Total revenues	Total revenues

Israel	$1,294	$2,268	$1,271
United States (including Canada)	31,710	34,772	41,315
Europe (without Russia, and Spain)	21,655	29,843	49,498
Russia	9,802	13,794	11,790
Mexico	18,655	64,005	14,790
Africa	13,223	18,285	26,640
Spain	1,200	8,678	10,678
Asia	13,415	9,150	14,529
Latin America (without Mexico)	12,273	13,742	18,573
Romania	3,981	6,970	6,631

	$127,208	$201,507	$195,715

e.	Major customers' data as percentage of total sales:

	Year ended December 31,
	2003	2004	2005

Customer A	13.90%	30.58%	5.20%

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 15:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development:

	Year ended December 31,
	2003	2004	2005

Research and development costs	$27,612	$31,713	$41,983
Less - grants	3,846	3,897	3,062

	$23,766	$27,816	$38,921

b.	Amortization of deferred stock compensation:

Cost of sales	$60	$—	$—
Research and development, net	261	—	—
Selling and marketing	96	—	—
General and administrative	94	60	563

	$511	$60	$563

c.	Financial income, net:

	Year ended December 31,
	2003	2004	2005

Financial income:
Interest and others	$4,710	$4,072	$3,161
Foreign currency translation differences	(8)	187	(42)

	4,702	4,259	3,119
Financial expenses:
Interest and bank expenses	(575)	(438)	(568)

	$4,127	$3,821	$2,551

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 15:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2003	2004	2005
Numerator:

Numerator for basic and diluted net earnings (loss) per share- income (loss) available to shareholders of Ordinary shares	$(11,812)	$851	$(12,618)

Denominator:

Denominator for basic net earnings (loss) per share- weighted average number of Ordinary shares	52,127,250	56,549,169	58,687,658

Effect of dilutive securities:
Employee stock options	*) —	7,205,148	*) —

Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares	52,127,250	63,754,317	58,687,658

*)	Antidilutive.

NOTE 16:-	SUBSEQUENT EVENT (UNAUDITED)

During the second quarter of 2006, the company identified circumstances that will require the reassessment of the recoverability of the various assets associated with the CMU. The company is currently beginning the process of evaluating the recoverability of these assets. At this point the company cannot have reasonable estimate as to the potential impairment, if any. If such impairment will be required this may have a significant effect on the company’s result of operations.

- - - - - - - - - - -