Form 20-F
period 2006-12-31
ALVARION LTD
filed 2007-04-30
CIK 1108332

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
        OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended December 31, 2006
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

61,629,211 Ordinary Shares, NIS 0.01 par value per share (as of December 31, 2006)

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes    ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes     ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months
(or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes    ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 in the Exchange Act. (Check one).

Large Accelerated Filer ☐   Accelerated Filer ☒   Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐Item 17    ☒Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act,

☐Yes          ☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934, subsequent to the distribution of securities under a plan confirmed by a court.

☐Yes          ☐No

INTRODUCTION

We concentrate our resources on a single line of business - wireless broadband. With more than 3 million units deployed in approximately 150 countries, we believe we are the worldwide leader in providing wireless broadband access systems. We supply top tier carriers, ISPs and private network operators with solutions based on the WiMAX standard as well as other wireless broadband solutions. Currently, our business is mainly focused on solutions based on the WiMAX standard that are used for primary wireless broadband access. In addition, we continue to sell our non-WiMAX products. These solutions provide high-speed wireless “last mile” connection to the internet for homes and businesses in both developed and emerging regions. Our strategy is to leverage our experience and leadership in both non-standard broadband wireless access (BWA) and current WiMAX markets, combined with our brand strength, broad customer base and innovative technology in order to play an important role in the WiMAX-based mobile broadband market as well.

We were incorporated in September 1992 under the laws of the State of Israel. Since our inception, we have devoted substantially all of our resources to the design, development, manufacturing and marketing of wireless products. On August 1, 2001, Floware Wireless Systems Ltd., a company incorporated under the laws of the State of Israel, or Floware, merged with and into us. As a result of the merger we continued as the surviving company and Floware’s separate existence ceased. Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. On April 1, 2003, we acquired most of the assets and the assumption of related liabilities of InnoWave Wireless Systems Ltd. In December 2004, we completed the amalgamation of interWAVE Communications International Ltd., and most of the InterWAVE operations became our Cellular Mobile business unit. In November 2006, we sold our Cellular Mobile business unit (“CMU”) to LGC Wireless, Inc. (“LGC”), a privately-held supplier of wireless networking solutions. See Item 5.A. - "Operating and Financial Review and Prospects - Operating Results".

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

As used in this annual report, the terms “we,” “us,” “our,” “our company,” and “Alvarion” mean Alvarion Ltd., and its subsidiaries, unless otherwise indicated. ALVARION, ALVARION & Design, WE’RE ON YOUR WAVELENGTH, BreezeCOM, BreezeLINK, BreezeMAX, BreezeACCESS, BreezeNET, BreezeLITE, BreezePHONE, WALKair, WALKnet, EASYBRIDGE, 4Motion, OPEN, OPEN WiMAX, BreezeACCESS Wi2, InnoWave Wireless Systems (Design), INTERWAVE, INTERWAVE & Design, INTERWAVE COMMUNICATIONS, WAVENET, WaveGain,

i

MULTIPOINT NETWORKS, are trademarks or registered trademarks of Alvarion. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

TABLE OF CONTENTS

                     Page

PART I                                                                                      1

ITEM 1.       DENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                                                                                                                   1

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE                                                             1

ITEM 3.       KEY INFORMATION                                                                           2

A.     SELECTED FINANCIAL DATA                                                                                 2

B.     CAPITALIZATION AND INDEBTEDNESS                                                                              3

C.     REASONS FOR THE OFFER AND USE OF PROCEEDS                                                         3

D.     RISK FACTORS                                                                             3

ITEM 4.      INFORMATION ON THE COMPANY                                                                      22

A.    HISTORY AND DEVELOPMENT OF THE COMPANY                                                         22

B.     BUSINESS OVERVIEW                                                                                22

C.     ORGANIZATIONAL STRUCTURE                                                           41

D.     PROPERTY, PLANTS AND EQUIPMENT                                                               42

ITEM 4A.   UNRESOLVED STAFF COMMENTS                                                                       43

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                                             44

A.    OPERATING RESULTS                                                                       44

B.     LIQUIDITY AND CAPITAL RESOURCES                                                               57

C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES                                                       64

D.     TREND INFORMATION                                                                            64

E.      OFF-BALANCE SHEET ARRANGEMENTS                                                           65

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS                                                    65

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                                             66

A. DIRECTORS AND SENIOR MANAGEMENT                                                                    66

B. COMPENSATION                                                                            70

C.     BOARD PRACTICES                                                                                            71

D.     EMPLOYEES                                                                                          76

E.      SHARE OWNERSHIP                                                                                  77

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                                                   80

A.     MAJOR SHAREHOLDERS                                                                                 80

B.     RELATED PARTY TRANSACTIONS                                                               80

C.     INTERESTS OF EXPERTS AND COUNSEL                                                             80

ITEM 8.       FINANCIAL INFORMATION                                                                                            81

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION                                     81

B.     SIGNIFICANT CHANGES                                                                   82

ITEM 9.      THE OFFER AND LISTING                                                                                 83

A.     OFFER AND LISTING DETAILS                                                               83

B.     PLAN OF DISTRIBUTION                                                                          84

C.     MARKETS                                                                             84

D.     SELLING SHAREHOLDERS                                                                                       84

E.      DILUTION                                                                                     84

F.      EXPENSES OF THE ISSUE                                                                 84

ITEM 10.     ADDITIONAL INFORMATION                                                                85

A.     SHARE CAPITAL                                                                        85

B.     MEMORANDUM AND ARTICLES OF ASSOCIATION                                                      85

C.     MATERIAL CONTRACTS                                                                     87

D.     EXCHANGE CONTROLS                                                                    87

E.      TAXATION                                                                                          87

F.      DIVIDENDS AND PAYING AGENTS                                                                      98

G.     STATEMENT BY EXPERTS                                                                      98

H.     DOCUMENTS ON DISPLAY                                                                     98

I.       SUBSIDIARY INFORMATION                                                                                         98

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUTMARKET RISK                                                 99

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                                            99

PART II                                                                                                         100

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                                           100

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS                         100

ITEM 15.     CONTROLS AND PROCEDURES                                                                   100

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT                                                                101

ITEM 16B.  CODE OF ETHICS AND CODE OF CONDUCT                                                                     101

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES                                                   101

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEES                                     102

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS                           102

PART III
                                                                                                103
    ITEM 17.     FINANCIAL STATEMENTS

ITEM 18.     FINANCIAL STATEMENTS                                                                                   103

ITEM 19.     EXHIBITS                                                                                   104

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data presented below as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements and related notes included in this annual report. The consolidated financial data for the year ended December 31, 2003 include the results of operations of the assets and assumed liabilities of the InnoWave business from April 1, 2003. The consolidated financial data for the year ended December 31, 2004 include the results of operations of the former interWAVE Communications International business, referred to as the Cellular Mobile Unit, from December 9, 2004.Following the sale of net assets of the Cellular Mobile Unit, or CMU, on November 21, 2006, the results of the CMU activities for the years ended December 31, 2004, 2005 and 2006 were reclassified to one line item in the statement of operations as "Loss from discontinued operations" below the results from continuing operations. We have derived the selected consolidated financial data as of December 31, 2002, 2003 and 2004 and for each of the years ended December 31, 2002 and 2003 from our audited consolidated financial statements and related notes not included in this annual report. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. You should read the selected consolidated financial data together with the section of this annual report entitled “Item 5--Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report.

		Year Ended December 31,
	2002	2003	2004	2005	2006(1)
	(in thousands except per share data)
Statement of Operations Data:
Sales	$ 88,849	$ 127,208	$ 200,051	$ 176,927	$ 181,594
Cost of sales	55,192	68,595	101,169	85,817	80,410
Write-off of excess inventory and provision for inventory purchase commitments	250	6,562	11,412	7,338	9,472
Gross profit	33,407	52,051	87,470	83,772	91,712

Operating costs and expenses:
Research and development, gross	27,907	27,612	31,231	32,772	42,042
Less grants	3,520	3,846	3,897	3,062	3,235
Research and development, net	24,387	23,766	27,334	29,710	38,807
Selling and marketing	26,684	33,000	38,748	39,900	44,929
General and administrative	6,102	6,417	9,385	9,602	13,680
Merger and acquisition related expenses	-	2,201	-	-	-
Amortization of intangible assets	2,400	2,606	2,676	2,685	2,676
Restructuring	1,102	-	-	-	-
Total operating costs and expenses	60,675	67,990	78,143	81,897	100,092
Operating profit (loss)	(27,268)	(15,939)	9,327	1,875	(8,380)
Financial income, net	6,587	4,127	3,821	2,551	3,796
Income (loss) from continuing operations	(20,681)	(11,812)	13,148	4,426	(4,584)
Loss from discontinued operations, net	-	-	(12,297)	(17,044)	(36,167)

Net income (loss)	$ (20,681)	$ (11,812)	$ 851	$ (12,618)	$ (40,751)
Net earnings (loss) per share
Basic:
Continuing operations	$ (0.38)	$ (0.23)	$ 0.23	$ 0.08	$ (0.08)
Discontinued operations	-	-	(0.21)	(0.30)	(0.59)
Total	$ (0.38)	$ (0.23)	$ 0.02	$ (0.22)	$ (0.67)
Weighted average number of shares used in computing basic net earnings (loss) per share.	53,941	52,127	56,549	58,688	60,841
Diluted:
Continuing operations	$ (0.38)	$ (0.23)	$ 0.20	$ 0.08	$ (0.08)
Discontinued operations	-	-	(0.19)	(0.30)	(0.59)
Total	$ (0.38)	$ (0.23)	$ 0.01	$ (0.22)	$ (0.67)
Weighted average number of shares used in computing diluted net earnings (loss) per share	53,941	52,127	63,754	58,688	60,841

(1) Includes charges for stock-based compensation of $6.9 million as a result of the adoption of SFAS 123(R).

	As of December 31,
	2002	2003	2004	2005	2006

Working capital	$74,237	$90,359	$53,341	$101,713	$97,169
Total assets	$272,075	$284,957	$328,535	$318,002	$280,063
Shareholders’ equity	$227,830	$220,202	$232,812	$224,333	$195,301
Capital Stock	$371,120	$376,309	$388,418	$391,957	$403,708

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business and Our Industry

We have incurred losses in the past, we may incur losses in the near term and may continue to incur losses in the future.

We incurred an operating loss from continuing operations and a net loss in 2006 of approximately $(8.4) million and $(40.8) million, respectively. In 2005, our operating profit from continuing operations and net loss were approximately $1.9 million and $(12.6) million, respectively. In 2004, our operating profit from continuing operations and net income were approximately $9.3 million and $0.9 million, respectively. We may incur operating and net losses in the near term and we may continue to incur losses in the future. Continuing losses could have a material adverse effect on our business, financial condition and results of operations and the value and market price of our ordinary shares.

Adverse conditions in the telecommunications industry and in the telecommunications equipment market may decrease demand for our products and may harm our business, financial condition and results of operations.

Our systems are used by telecom carriers and service providers. Some carriers and service providers using wireless broadband are emerging companies with unproven business models. Adverse market conditions in the last couple of years caused our customers and potential customers to be conservative in their spending, and this could continue in the future. The markets that we participate in may not grow as we expect or at all. While our goal is to increase our sales by expanding the number of carrier customers that we address, there can be no assurance that we will succeed in doing so. The number of carriers and service providers who are our potential customers is relatively small and may not grow because of the limited number of licenses granted in each country and the substantial comparative capital requirements involved in establishing networks. As a result, our revenues may decline and increase our losses.

New markets we attempt to penetrate may not become substantial commercial markets. In addition, if we do not maintain or increase the share we expect of the wireless broadband equipment market, our business will suffer.

The mobile market and any new markets we attempt to penetrate may not become substantial commercial markets or may not evolve in a manner that will enable our products to achieve market acceptance.

In addition, in order to maintain or increase the share we expect of the markets we participate in, we must:

•	sustain our attained technology position in designing, developing, and manufacturing broadband wireless access products;

•
develop and cultivate additional sales channels, including original equipment manufacturer, or OEM agreements, regional local partners or other strategic arrangements with leading manufacturers of access equipment to market our wireless broadband products to prospective customers, such as local exchange carriers, cellular operators, Internet and application service providers, municipalities and local telephone companies;

•
effectively establish and support relationships with customers, including local exchange carriers, internet and application service providers, public fixed or mobile telephone service providers and private network operators sometimes offered on special commercial terms; and

•	effectively develop and market our OPEN WiMAX strategy in our broadband mobile solution together with our current and potential partners.

Our efforts in these markets may not succeed.

Intense competition in the markets for our products may have an adverse effect on our sales and profitability.

Many companies compete with us in the wireless broadband equipment market in which we sell our products. We expect that competition from large vendors as well as new market vendors will increase in the future, including both with respect to products that we currently offer and products that we intend to introduce in the future. As the market transitions toward standardization, it increasingly becomes more challenging for us to compete. In addition, some, or all, of the systems integrators and other strategic partners to which we sell our wireless broadband products could develop the capability to manufacture systems similar to our wireless broadband products. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that may supplant or provide lower cost alternatives to our products or products with better performance. We are also facing additional and new competition from large telecommunications equipment vendors, such as Samsung, Motorola, Alcatel-Lucent, Nortel and Nokia and we expect this competition to grow, especially with respect to the mobile WiMAX based products. Tier 1 operators, such as Sprint Nextel, may prefer to purchase products from these large vendors.

There has been a trend towards consolidation in the telecommunications equipment market. This trend may continue in the future and result in larger competitors with enhanced resources, financial and otherwise. This may intensify the competitive nature of the markets in which we operate. Furthermore, this consolidation process, such as the mergers of Nokia and Siemens and Alcatel and Lucent, limits and may further reduce the potential variety of our customers.

In addition, as the market grows, we may face competition from aggressive start-ups in different markets. We expect that we will also face competition from alternative wireline and wireless technologies including copper wires, fiber-optic cable, digital subscriber lines, or DSL, cable modems, satellite, Wi-Fi and other broadband access technologies.

We expect these competitors to continue to improve their technologies and products which may cause us to lose some of our customers or prevent us from penetrating into new markets. Some of our existing and potential competitors, including large competitors arising from the continued consolidation in the telecommunications equipment market, have substantially greater resources including: financial, technological, manufacturing and marketing and distribution capabilities, and enjoy greater market recognition than we do. We may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly or offer better performance than those of our competitors or offer our customers payment or other commercial terms as favorable as those offered by our competitors. In addition, we may not be able to offer our products as part of integrated systems or solutions to the same extent as our competitors. A failure to accomplish one or more of these objectives could materially adversely affect our sales and profitability, harming our financial condition and results of operations.

Standardization and increased competition may have an adverse effect on our operations.

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

Certain standards on which we base our products and technology (such as IEEE 802.16d-2004 and IEEE 802.16e-2005) may not continue to be or will not be broadly adopted which could significantly limit our market opportunity and harm our business. In addition, our focus on anticipated future standards, including the IEEE 802.16e-2005 certified standard, may lead to delays in introducing products designed for current standards.

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

•
product standardization may have the effect of lowering barriers to entry in the markets in which we seek to sell our products, by diminishing product differentiation and causing competition to be based upon criteria such as the relative size and marketing skills of competitors in which we believe we have less of a competitive advantage than on the basis of product differentiation; and

•
the market transition to product standardization could significantly delay the time we recognize revenue, shifting from the date of shipping of existing products to the date of achievement of product certification and fulfillment of all revenue recognition criteria.

These risks, among others, may harm our sales and, consequently, our results of operations.

Our products under development, including our 802.16e-2005 standards compliant WiMAX certified products, may not be available on our planned timetable. If customers refrain from buying our current products in order to wait for such products, our business will suffer.

In 2005 and 2006, we experienced delays in orders for, and decreasing revenues from both non WiMAX products and products based on IEEE802.16d standards. These delays were primarily due to the market transition to WiMAX certified products based on 802.16e Time Division Duplex, or TDD, systems. We may continue to suffer from the market transition to 802.16e-2005 WiMAX certified products or to any other new WiMAX standards as customers continue to slow or cease their purchases of our commercially available products in order to wait for such products. If such products are not available on our planned timetable, our customers may seek other providers to fulfill their wireless needs and our revenues could decrease.

Some of our standards-compliant WiMAX ready products may not receive the certification that we expect, which may affect our future business.

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

Rapid technological change may have an adverse effect on the market acceptance for our products and may adversely affect our results of operations.

The markets for our products and the technologies utilized in the industry in which we operate evolve rapidly. We rely on key technologies, including wireless LAN, wireless packet data, orthogonal frequency division multiplexing, or OFDM, time division multiplexing, modem and radio technologies and other technologies, which we have been selling for several years, as well as WiMAX and other technologies. These technologies may be replaced with alternative technologies or may otherwise not achieve the wide acceptance that we are seeking. In particular, there is a substantial risk that the wireless broadband technologies underlying our products may not achieve market acceptance for use in access applications. In addition, the introduction of WiMAX certified products may not increase the demand for wireless broadband solutions. These may adversely affect our results of operations.

Market changes could render our products and technologies obsolete or subject them to intense competition by alternative products or technologies or by improvements in existing products or technologies. For example, the wireless broadband equipment market may stop growing as a result of the deployment of alternative technologies, that are constantly improving, such as DSL, cable modem, fiber optic, coaxial cable, satellite systems, Wi-Fi technology, third or fourth generation cellular systems or otherwise. New or enhanced products developed by other companies may be technologically superior to our products, and limit our target markets, or render our products obsolete and this may adversely affect our results of operations.

The success of our technology depends on the following factors, among others:

•	acceptance of new and innovative technologies;

•	acceptance of standards for wireless broadband products;

•	timely availability and maturity of technology from technology suppliers, such as Intel;

•	capacity to handle growing demands for faster transmission of increasing amounts of data and voice;

•	cost-effectiveness and performance compared to other fixes and other broadband wireless technologies;

•	reliability and security;

•	suitability for a sufficient number of geographic regions;

•	the availability of sufficient frequencies and site locations for carriers to deploy and install products at commercially reasonable rates; and

•	safety and environmental concerns regarding wireless broadband transmissions.

We may experience difficulties or delays in the introduction of new or enhanced products, which could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products.

The development of new or enhanced products is a complex and uncertain process. We are engaged in the development of very advanced technologies. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products or product enhancements and intensified competition. The difficulties could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products or inability to timely introduce to the market the appropriate products, all which may adversely affect our results of operations.

We face a number of risks relating to the sale of our Cellular Mobile Unit, or CMU, in 2006, which may adversely affect our financial results.

In November 2006, we completed the sale of substantially all the assets comprising our CMU business to LGC Wireless, Inc., or LGC, in exchange for promissory and convertible notes, or LGC Notes, due December 31, 2007 and 2008 and the assumption of certain liabilities.

Because we did not receive any cash at the time the transaction was completed, and the consideration for the sale of the assets was in the form of the LGC Notes due December 31, 2007 and 2008, we may not eventually realize all or a portion of the proceeds from the sale of the CMU business.

Our recent collaboration with Accton Technology Corporation to form Accton Wireless Broadband (AWB) may not achieve our expectations to build our market position in the WiMAX Consumer Electronic Devices market.

We have recently collaborated with Accton Technology Corporation to form Accton Wireless Broadband (AWB) to develop mass market WiMAX Consumer Electronic Devices. These efforts may not result in the anticipated product capabilities in a timely fashion or at all, or in achieving market acceptance and may prevent us from maintaining or expanding our position in the WiMAX Customer Premise Equipment market. Each of these outcomes could have a material adverse effect on our results of operations.

We engaged and may continue to engage in mergers and acquisitions which could harm our business, results of operations and financial condition, and dilute our shareholders’ equity.

We have pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any other prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Past and future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing. Past and future acquisitions by us could result in the following, any of which could seriously harm our results of operations or the price of our ordinary shares:

•	issuance of equity securities that would dilute our current shareholders’ percentages of ownership;

•	large write-offs;

•	the incurrence of debt and contingent liabilities;

•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

•	diversion of management’s attention from other business concerns;

•	contractual disputes;

•	risks of entering geographic and business markets in which we have no or only limited prior experience;

•	potential loss of key employees of acquired organizations; and

                  •     potential effects on our cash reserve.

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

Our quarterly and annual results of operations may vary significantly in the future for a variety of reasons, many of which are outside of our control, including the following:

•	the uneven pace of spectrum licensing to carriers and service providers;

•	adoption of new standards in our industry;

•	the size and timing of orders and the timing of large scale deployments;

•	the fulfillment of all revenue recognition criteria;

•	customer deferral of orders in anticipation of new products, product features or price reductions;

•	the timing of our product introductions or enhancements or those of our competitors or of providers of complementary products;

•	the purchasing patterns of our customers and end-users, as well as the budget cycles of customers for our products;

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

•	mergers or acquisitions, by us, our competitors and exiting and potential customers, if any;

•	one-time charges such as asset impairment and restructuring;

•	fluctuations in the exchange rate of the NIS against the dollar;

•	adoption of new financial accounting standards; and

•	general economic conditions, including the changing economic conditions in the United States and worldwide.

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

We may fail to deliver "turn-key" solutions to our customers

Recently, we experienced an increase demand from existing and potential customers to provide a complete operational or "turn key" solution for their deployment needs where we are responsible for third party deliverables. These solutions require us to integrate sub-contractors' technologies, equipment and services. Relying on these third-parties increases our liabilities towards these customers. If we or any of our subcontractors fail to fully comply with the customers' requirements, it may adversely affect our results of operations.

If we are unable to attain and/or retain large customers our revenues may be adversely affected.

In 2004, 2005 and 2006, 30.8%, 5.7% and 2.0% of our sales were to a Latin American operator respectively. In 2005, sales to our Latin American customer decreased significantly due to the nearing completion of a large deployment. Our reliance on this large customer adversely affected our results of operations in 2005. If we are unable to attain and/or retain other large customers our revenues may be adversely affected.

Our business is dependent upon the success of distributors who are under no obligation to purchase our products.

A significant portion of our revenues is derived from sales to independent distributors. These distributors then resell the products to others, who further resell those products to end-users. Changes in the distribution and sales channels of our products, a loss of a major distributor, or our inability to establish effective distribution and sales channels for new products may impact our ability to sell our products and result in a loss of revenues. We are dependent upon the acceptance of our products by the market through our distributors’ efforts in marketing and sales. In some cases, arrangements with our distributors do not prevent them from selling competitive products and those arrangements do not contain minimum sales or marketing performance requirements. These distributors may not give a high priority to marketing and supporting our products. Changes in the financial condition, business or marketing strategies of these distributors could have a material adverse effect on our results of operations. Any of these changes could occur suddenly and rapidly.

We are dependent upon the success of our direct sales efforts.

Direct sales accounted for a total of approximately 52% of our sales in 2004, 48% of our sales in 2005 and 40% of our sales in 2006.  Direct sales customers are not under any obligation to purchase our products. Some of these customers do not have long business histories and have encountered, and may continue to encounter, financial difficulty, including difficulty in obtaining credit to purchase our products. These customers typically purchase our products and solutions on a project-by-project basis, so that continuity of purchases by these customers is not assured. We do not necessarily retain sales personnel with carrier sales or project sales and management expertise. We may also face difficulties locating and retaining carrier customers who purchase directly from us. If we are unable to effectively continue our direct sales efforts of our products, our results of operations could be materially adversely affected. Any such change could occur suddenly and rapidly.

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

If our DSOs (Days Sales Outstanding) increase and our revenues decrease we may suffer from a cash shortfall.

In 2004, 2005 and 2006 our DSOs were 51, 73 and 69, respectively.  Excluding the large Latin American customer the DSOs in 2004, 2005 and 2006 were 73, 77 and 70, respectively. We may experience an increase in DSOs and a decline in revenues in the future, resulting in a cash shortfall.

We may experience a decrease in our gross margin levels in the future, which may adversely affect our financial results.

We believe that due to several market developments, including increased competition in regions in which we currently operate, the transition in the market demand of some of our existing and potential products and the mix of our products, such as Customer Premise Equipment, or CPEs, to commodities and the entry of new large operators into developed regions, our gross margin will decline overtime from its 2006 rate of 50.5%. If we are unable to maintain or otherwise increase this gross margin level, it will negatively affect our profitability and results of operations.

Our products are complex and may have errors or defects that are detected only after deployment in complex networks.

Some of our products are highly complex and are designed to be deployed in complex networks. Although our products are tested during manufacturing and prior to deployment, our customers may discover errors after the products have been fully deployed. If we are unable to fix errors or other problems that may be identified in full deployment, we could experience:

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

To ensure that we are able to meet customer demand for our products, we place orders with our subcontractors and suppliers based on our estimates of future sales. If actual sales differ materially from these estimates, our inventory levels may be too high, and inventory may become obsolete and/or over-stated on our balance sheet. This would require us to write off inventory, which could adversely affect our results of operations. In 2004, 2005 and 2006, we wrote off inventory in the amounts of $11.4 million, $7.3 million and $9.5 million, respectively.

We depend on a number of manufacturing subcontractors with limited manufacturing capacity, and these manufacturers may be unable to fill our orders on a timely basis or with the quality specifications we require. As a result, we may not meet our customers’ demands, harming our business and results of operations.

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

We are required to place manufacturing orders well in advance of the time we expect to sell products, and this may result in us ordering greater or lesser amount of these products than required. Because we outsource the manufacture of several of our products, we are required to place manufacturing orders well in advance of the time when we expect to sell these products. In the event that we order the manufacture of a greater or lesser amount of these products than we may be required to purchase the surplus products or to forego or delay the sale or delivery of the products that we did not order in advance. In either case, our business and results of operations may be adversely affected. Any of these risks could result in manufacturing delays or increases in manufacturing costs and expenses. For example, in 2005 and 2006, as a result of an over-estimation of our sales, we recorded in our balance sheet an allowance for irrevocable inventory purchase commitments in an aggregate amount of approximately $2.4 million and $2.6 million, respectively. If we experience manufacturing delays, we could lose orders for our products and, as a result, lose customers. There may be an adverse affect on our profitability and consequently on our results of operations, if we incur increased costs.

Our dependence on limited sources for key components of our products may lead to disruptions in the delivery and cost of our products, harming our business and results of operations.

We currently obtain key components for our products from a limited number of suppliers, and in some instances from a single supplier. In addition, some of the components that we purchase from single suppliers are custom-made. Although we believe that we can replace any single supplier and obtain key components of comparable quality and price from alternative suppliers, we cannot assure that we will not experience disruptions in the delivery and cost of our products. We do not have long-term supply contracts with most of these suppliers. In addition, there is global demand for some electrical components that are used in our systems and that are supplied by relatively few suppliers. This presents the following risks:

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

•
suppliers could discontinue the manufacture or supply of components used in our products which may require us to modify our products and which may cause delays in product shipments, increased manufacturing costs and increased product prices;

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

Our current customers that commercially deploy our licensed band products have already been granted appropriate frequency licenses for their network operation. In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions. Since WiMAX technologies evolve and enable new applications, such as mobile services, in countries that have already allocated spectrum, governments may delay the granting of other spectrum for mobile WiMAX or the usage of the spectrum for new application such as mobile WiMAX. Some countries still lag in the allocation of broadband wireless licenses, and this situation may continue in the allocation for spectrum for use by WiMAX mobile services. In addition to regulation of available frequencies, our products must conform to a variety of national and international regulations that require compliance with administrative and technical requirements as a condition to the operation of marketing or devices that emit radio frequency energy. These requirements were established, among other things, to avoid interference among users of radio frequencies and permit interconnection of equipment.

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

We may also be subject to certain European directives like the WEEE (Waste Electrical and Electronical Equipment) and the ROHS (Restriction of Hazardous Substances in Electrical and Electronic Equipment.

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

Third parties have in the past asserted against us, and may in the future assert against us, infringement claims or claims that we have infringed a patent, trademark or other proprietary right belonging to them. As the Broadband Wireless Access market transitions toward standardization, we are more exposed to intellectual property litigation by third parties who claim to hold intellectual property rights related to such standards. In addition, based on the size and sophistication of our competitors and the history of rapid technological change in our industry, we anticipate that several competitors may have intellectual property rights that could relate to our products. Therefore, we may need to litigate to defend against claims of infringement or to determine the validity or scope of the proprietary rights of others. Similarly, we may need to litigate to enforce or uphold the validity of our patent, trademarks and other intellectual property rights. Other actions may involve ownership disputes over our intellectual property or the misappropriation of our trade secrets or proprietary technology. As a result of these actions, we may have to seek licenses to a third party’s intellectual property rights, which may not be able to be successfully integrated into our products. These licenses may not be available to us on reasonable terms or at all. In addition, if we decide to litigate these claims, the litigation could be expensive and time consuming and could result in court orders preventing us from selling our then-current products or from operating our business. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and harm our business, financial condition and results of operations.

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

Our acquisition of most of the assets and assumed liabilities of InnoWave and our amalgamation with interWAVE have significantly strained our management, operational and financial resources. Any future growth, including through mergers and acquisitions, may increase the strain on our management, operational and financial resources. If we do not succeed in managing future growth effectively, we may not be able to meet the demand, if any, for our products and we may lose sales or customers, harming our business, financial condition and results of operations

We depend on key personnel.

Our future success depends, in part, on the continued service of key personnel. We have recently experienced changes in several senior management personnel positions. We believe we were able to retain qualified replacement for such positions. However, there is no assurance that the new senior management personnel will provide the same or a better level of service to us. In addition, if one or more of our key technical, sales or senior management personnel terminates his or her employment and we are unable to retain a qualified replacement, our business and results of operations could be harmed.

Our ability to achieve our strategic, operational and financial goals depends on our ability to hire, train and retain qualified employees.

Our success depends in large part on the continued contributions of our managerial, technical, and sales and marketing personnel. Our employees are employed “at will”. This means that our employees are not obligated to remain employed by us for any specific period.

The process of hiring, training and successfully integrating qualified personnel into our operations is a lengthy and expensive one. The market for the qualified personnel we require is very competitive. Although we did not increase significantly the number of our employees, we are experiencing large growth in manpower. Our failure to hire and retain qualified employees could cause our revenues to decline and impair our ability to achieve our strategic, operational and financial goals.

We may be classified as a passive foreign investment company.

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based upon our market capitalization during 2004, 2005 and 2006 and each year prior to 2001, we do not believe that we were a PFIC for any such year and, based upon our valuation of our assets as of the end of each quarter of 2002 and 2003 and an independent valuation of our assets as of the end of each quarter of 2001, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during some of those years. We cannot assure you, however, that the United States Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in 2007 or in subsequent years. If we were classified as a PFIC, U.S. taxpayers that own our ordinary shares at any time during a taxable year for which we were a PFIC would be subject to additional taxes upon certain distributions by us or upon gains recognized after a sale or disposition of our ordinary shares unless they appropriately elect to treat us as a “qualified electing fund” or to make a "mark to market election" under the U.S. Internal Revenue Code. This could also adversely affect the market price of our ordinary shares. See the discussion at "Taxation - United States Federal Income Tax Considerations With Respect to the Acquisition, Ownership and Disposition of our Ordinary Shares - Passive Foreign Investment Company Status".

We are exposed to additional costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

As a public company, we spend an increased amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and NASDAQ National Market rules. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act of 2002, our management and other personnel devote a substantial amount of time, and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. Compliance may also make some of our activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and other liability insurance, and we may be required to incur substantial costs to maintain current levels of coverage. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act could materially and adversely affect our growth and financial results.

The trading price of our ordinary shares is subject to volatility.

The trading price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future. Since our initial public offering in March 2000, the sales prices of our ordinary shares on the NASDAQ Global Market have ranged from a high of $53.12 to a low of $1.55. -On April 25, 2007, the last sale price of our ordinary shares on the NASDAQ Global Market was $8.48. We may continue to experience significant volatility in the future, based on the following factors, among others:

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

We are defendants in securities class action litigation, which requires extensive management attention and resources and can be expensive, lengthy and disruptive.

         We are the defendants in a few lawsuits, including securities class action litigation as noted in “Item 8 - Financial Information” under the caption “Legal proceedings”. Legal proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. Moreover, we cannot predict the results of legal proceedings, and an unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition.

Operating in international markets exposes us to risks, which could cause our sales to decline and our operations to suffer.

While we are headquartered in Israel, approximately 99% of our sales in 2004, 2005 and 2006 were generated elsewhere around the world. Our products are marketed internationally and we are therefore subject to certain risks associated with international sales, including, but not limited to:

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

In recent years, there has been publicity regarding the potentially negative direct and indirect health and safety effects of electromagnetic emissions from cellular telephones and other wireless equipment sources, including allegations that these emissions may cause cancer. Our wireless communications products emit electromagnetic radiation. Health and safety issues related to our products may arise that could lead to litigation or other actions against us or to additional regulation of our products. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may reduce our profitability and adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market these products and, in turn, could harm our business and results of operations

Terrorist attacks, or the threat of such attacks, may negatively impact the global economy which may materially adversely affect our business, financial condition and results of operation and may cause our share price to decline.

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

We are incorporated under Israeli law and our principal offices and the majority of our manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli subcontractors and suppliers may cease operations which may cause delays in the development, manufacturing or shipment of our products. Due to the volatile security situation in Israel, our insurance carrier no longer insures our facilities and assets for damage or loss resulting from terrorist incidents. Additionally, several countries still restrict business with Israel and with Israeli companies. We could be adversely affected by the continuation or deterioration of Israel’s conflict with the Palestinians or from restrictive laws or policies directed towards Israel or Israeli businesses.

In addition, many of our male employees in Israel, including members of senior management, are obligated to perform one month (in some cases more) of annual military reserve duty until they reach age 45 and, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business, operating results and financial condition.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

We have received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or OCS, for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. Pursuant to our current arrangement with the OCS, it will finance up to 20% of our research and development expenses by reimbursing us for up to 50% of the approved expenses related to our generic research and development projects. In addition, we obtain other grants from the OCS to partially fund certain other research and development projects. These programs currently restrict our ability to manufacture particular products or transfer particular technology outside of Israel. The Research and Development Law and related regulation permits the OCS to approve the transfer of manufacturing rights outside Israel subject to an approval of the research committee and in exchange for payment of higher royalties, for royalties bearing programs. Under the programs we need to comply with certain conditions. If we fail to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs. The Government of Israel has reduced the benefits available under these programs in recent years, and these programs may be discontinued or curtailed in the future. If the Government of Israel discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially adversely affected.

In addition, we have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959 ("Investment Law") for our production facilities in Israel. Such status enables us to obtain certain tax relief for a definitive period upon compliance with the Investment Law regulations. On April 1, 2005, an amendment to the Investment Law came into effect which significantly changed the provisions of the Investment Law. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. However, the amendment provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 will remain subject to the provisions of the law as they were on the date of such approval. We believe that we are currently in compliance with these requirements. However, if we fail to comply with these conditions in the future, the tax benefits received could be canceled and we could be required to pay increased taxes in the future. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index.

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

Substantially all of our revenues are generated in U.S. dollars. A significant portion of our expenses, primarily labor and subcontractor expenses, is incurred in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, that the timing of this devaluation lags behind inflation in Israel, or that the NIS may increase in value relative to the dollar. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected. In 2006, the value of the dollar decreased in relation to the NIS by 8.2%, and the inflation rate in Israel was (0.1)%. If this trend continues, it will adversely affect our result of operations.

Provisions of Israeli law and our articles of association may delay, prevent or make difficult a merger or an acquisition of us, which could prevent a change of control and therefore depress the market price of our ordinary shares.

Our articles of association contain certain provisions that may delay or prevent a change of control, including a classified board of directors. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders. For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation to taxation before disposition of the investment in the foreign corporation.

It may be difficult to effect service of process and enforce U. S. judgments against our directors and officers in Israel or assert U.S. securities laws claims in Israel.

We are incorporated in Israel. Our executive officers and some of the directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to obtain a judgment in the United Stated or collect or get an Israeli court to enforce a judgment obtained in the United States against us or any of those persons. Furthermore, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel.

ITEM 4.     INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in September 1992 under the laws of the State of Israel. Since our inception, we have devoted substantially all of our resources to the design, development, manufacturing and marketing of wireless products.

On August 1, 2001, Floware merged with and into us. As a result of the merger we continued as the surviving company and Floware’s separate existence ceased. Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. On April 1, 2003, we completed an acquisition of most of the assets and the assumption of related liabilities of InnoWave Wireless Systems Ltd. In December 2004, we completed the amalgamation of interWAVE Communications International Ltd., and the InterWAVE operations became our Cellular Mobile business unit (“CMU”).

In November 2006, we completed the sale of our CMU to LGC Wireless, Inc. (“LGC”), a privately-held supplier of wireless networking solutions. See Item 5.A. - "Operating and Financial Review and Prospects - Operating Results".

Our principal executive offices are located at 21A HaBarzel Street, Tel Aviv 69710, Israel and our telephone number is 972-3-645-6262. In 1995, we established a wholly-owned subsidiary in the United States, Alvarion, Inc., a Delaware corporation. Alvarion, Inc. is located at 2495 Leghorn Street, Mountain View, CA, 94043 and its telephone number is 650-314-2500. Alvarion, Inc. serves as our agent for service of process.

We also have several wholly owned subsidiaries worldwide handling local support, promotion, manufacturing and developing activities. For a discussion of our capital expenditures and divestitures, see “Item 5B--Operating and Financial Review and Prospects--Liquidity and Capital Resources”.

B.    BUSINESS OVERVIEW

General.

We concentrate our resources on a single line of business - wireless broadband. As a wireless broadband pioneer, we have been driving and delivering innovations for more than 10 years, from core technology developments to creating and promoting industry standards. Leveraging our key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, we have been in the forefront of the WiMAX Forum™ in its focus on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. The WiMAX standard is the outcome of the standardization work done by the WiMAX Forum™, widely based on the IEEE 802.16 standard working group.

Our primary focus is to provide solutions based on the WiMAX standard that are used for primary wireless broadband access. These solutions provide high-speed wireless “last mile” connection to the internet for homes and businesses in both developed and emerging regions. We also continue to sell our non-WiMAX products in the short and mid term. With more than 3 million units deployed in approximately 150 countries, we believe we are the worldwide leader in providing wireless broadband access systems. We supply top tier carriers, Internet Service Providers, or ISP, and private network operators with solutions based on the WiMAX standard as well as other wireless broadband solutions.

We are also targeting the nascent Personal Broadband equipment market. Personal Broadband is always- on, all IP-based, high-speed internet access, enabling subscribers to use various mobile electronic devices to take their broadband connection with them anywhere and enjoy mobile services and applications at broadband speeds above 1Mbps. Our strategy is to leverage our experience and leadership in both non-standard broadband wireless access (BWA) and current WiMAX markets, combined with our brand strength, broad customer base and innovative technology in order to play an important role in the WiMAX-based mobile broadband market as well.

Our products cover the full range of frequency bands targeting fixed, nomadic and mobile applications, including, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications and, in the future, personal broadband services.

INDUSTRY DYNAMICS

Our Existing Market: WiMAX and Wireless Broadband Demand for Primary Broadband Access Services

The Early Demand for Wireless Broadband

In the late nineties, both consumers and businesses began to demand broadband - or high-speed Internet data services accelerating the establishment of DSL and cable-based broadband networks (wired broadband infrastructure). These networks involved high investment costs, so the access network infrastructure was not established everywhere the demand for broadband existed. Wireless broadband networks stepped in to meet this un-served need for broadband services, and this has been the primary application of wireless broadband networks. This market exists primarily in the rural and suburban areas in developed countries and in more developed areas in developing countries. By bridging the “digital divide”, or providing both broadband and basic telephony services in areas where telecommunications infrastructure is poor or does not exist, wireless broadband grew to comprise more than 5% of the world’s broadband networks.

The Evolution of Wireless Broadband

The wireless broadband market has grown over the last decade due to the acceptance of wireless equipment as a high performance, cost-efficient alternative to wireline infrastructure for broadband connectivity.

In developed countries, government financial support has encouraged operators to complete broadband coverage in rural and suburban areas with low-density populations where the business model for wired infrastructure is less attractive. In developing countries, government financial support is provided to encourage operators to offer basic telephony services and internet access based on wireless broadband to meet the demand, mainly in urban and suburban areas.

Government Deregulation Creates Demand

Global telecom deregulation is opening up the telecommunications/Internet access industries to competition by new players. Unlike the built-in delivery systems of wireline infrastructure, wireless technology requires the use of frequencies contained within a given spectrum to transfer voice and data. Usually, governments allocate a specific range of that spectrum, either licensed or unlicensed bands, to incumbent and innovative challengers, competitive carriers, as well as to cellular operators, ISPs and other service providers, enabling them to launch a variety of broadband initiatives based exclusively on wireless networking solutions. During 2006, additional licensed and unlicensed spectrums were added in many regions around the world. Increased availability of licensed and unlicensed spectrums enables operators to address increasing demand for wireless broadband.

Additional Factors in the Widespread Adoption of Wireless Broadband

Over the last few years, wireless broadband networks have increasingly grown in popularity, due in part to unmet demand from wired infrastructure, but also because of the following factors:

•	Competition among various types of telecommunications players to offer multiple services using a single network;

•	Growing trend of public access providers to build municipalities’ own infrastructures

•	Rapid progression of standardization by international bodies, such as the WiMAX Forum™, combined with the wide adoption of these standards by equipment vendors and carriers; and

•	The attractive business model that is offered to operators by using high performance standardized and interoperable products.

WiMAX Technology, Applications and Industry Advantages

WiMAX stands for Worldwide Interoperability for Microwave Access, a technology based on the IEEE 802.16 air interface standard and the ETSI HiperMAN wireless metropolitan area network (MAN) standard. WiMAX is the worldwide standard for wireless broadband access and personal mobile broadband applications. Solutions based on WiMAX technology enable fixed-line, cable, and mobile operators and new challengers to compete with each other in the anticipated market for higher Average Revenue Per User, or ARPU, services. WiMAX technology has the capacity to deliver sufficient bandwidth to enable value-added applications, including live video broadcasting, high-speed data, toll-quality voice and multimedia content. Most importantly, the WiMAX (IEEE-802.16) standard was developed based on the concept of an “all IP Network”. A complete set of IP-based functions and interfaces allow for high quality service delivery, while keeping end-to-end QoS (Quality of Service), and minimizes investment and operating costs for operators with its distributed architecture and efficient, packet-based air interface.

The technical advantages of WiMAX over other mobile technologies, especially in spectral efficiency that increases the capacity and reduces the cost per subscriber and advanced QoS, non line-of-sight capabilities and smart antennas, are being proven now in the lab and in the field. This technology offers a full set of chargeable, differential, premium multimedia, data and voice services in various wireless fashions: fixed, portable and mobile to increase revenue and reduce subscriber churn rates.

The WiMAX standards are defined by the WiMAX Forum™. The WiMAX Forum™ is a non-profit organization focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the industry to mobile WiMAX solutions. The WiMAX Forum™ members work to promote the interoperability of multiple vendors’ products in the wireless broadband market. Since its establishment, the WiMAX Forum™ members, working together with the IEEE, have established the first of the standards on which fixed wireless broadband systems will operate (the IEEE 802.16-2004 standard). This standard fully supports all fixed and nomadic broadband wireless applications.

The WiMAX Forum™ defines the following types of access to a wireless network:

•	Fixed access, at a single stationary location for the duration of the network subscription;

•	Nomadic access, at multiple stationary locations, enabling the user to relocate between sessions;

•	Portability, at multiple locations at walking speed, within a limited network coverage area, with hard handoffs between cells;

•	Simple mobility, at multiple locations at low vehicular speed, within network coverage area, with hard handoffs between cells, enabling non-real time applications; and

•	Full mobility, at multiple locations at high vehicular speed, within network coverage area, with guaranteed handoffs between cells, enabling service continuity for all applications.

Our Developing Market: The WiMAX Demand for Personal Broadband

We envision a new generation of Personal Broadband networks and services which would enable subscribers to take their broadband connection with them anywhere and extend their mobile services to broadband speeds above 1Mbps. Personal Broadband would reside at the intersection of the fixed and mobile broadband worlds, offering subscribers a unique combination of high speed broadband and mobile services that are available anywhere. Personal Broadband would be always-on, high-speed and all IP-based, providing direct access to the mobile internet and creating a dynamic market for various services and applications.

Personal Broadband capabilities are anticipated to be embedded in a wide range of computing, telephony and consumer electronics devices to optimize personal and professional productivity. Business applications once reserved for the office environment and media content previously available only through a residential broadband connection are predicted to be available anywhere. These new personal broadband capabilities would enhance traditional service provider business models and create opportunities for new entrants to penetrate the market with alternative business strategies.

However, for this next service level of Personal Broadband services to be adopted by consumers and businesses, the technology must offer tight security, diverse innovative applications, reliability, high quality of service and broadband data speeds.

To differentiate themselves and target customers with the highest ARPU operators are interested in providing what may be characterized as “DSL on the move”. So far, no technology has been able to technically or economically support this type of services which would be targeted initially to highly developed, metropolitan areas.

We believe that WiMAX is currently the technology that is the most advanced and best suited to cost-effectively meet the requirements of Personal Broadband. WiMAX solutions, in addition to being standards-based, benefit from the open architecture of an all-IP network. Legacy wireline and wireless technologies are indeed standard but not totally IP-based with an open architecture, as is WiMAX. The WiMAX industry, in contrast to other telecom standards and technologies, leverages the capabilities of the consumer electronics market such as IP innovation, creativity, low cost and advanced services. Alvarion is aiming to be at the center of this dynamic via its position as a member of the WiMAX Forum™ and via its go-to-market strategy and business relationships with various partners.

COMPANY STRENGTHS

For more than ten years, our primary business activity has been focused on fulfilling the growing demand for Primary Broadband access by providing solutions and services to build wireless broadband networks. In addition, we have deployed fixed wireless broadband systems for additional applications, such as toll quality telephony, mobile base station feeding, hotspot coverage extension, municipal and community interconnection, and public safety communications. We believe we are the largest vendor with a single business focus in broadband wireless access equipment and enjoy a strong brand identity. We have a broad customer base, with over 200 WiMAX trials or commercial deployments, with product offerings, which we believe are the most extensive offered.

Our Wireless Broadband Experience Enables Us to Leverage the Potential of WiMAX

Our Wireless Broadband experience enabled us to identify the potential of WiMAX in early 2002, ahead of most equipment vendors. As a result of this experience and early strategic decisions, by 2006, we led the market in the number of deployed WiMAX-based networks. We have been at the forefront of developments with WiMAX technology since its inception, at a company and industry level. Examples of our active involvement include major roles in the standardization process through our work in the WiMAX Forum™ as a charter board member and chairing key working committees. In addition, our employees are active in other related technology organizations (e.g., Wireless Communications Association, IEEE 802.16, ETSI BRAN-HiperMAN standards).

Our Mobile Experience

In addition to our wireless broadband and WiMAX experience and expertise, we gained expertise in mobility by acquiring interWAVE Communications International at the close of 2004. Through this acquisition we acquired the know-how to build end-to-end cellular mobile solutions, which together with our experience and expertise of wireless technologies has assisted us in gaining the essential experience in the development of mobile WiMAX solutions.

Single Evolving WiMAX Platform

We believe that we hold a distinct advantage in this nascent market for Personal Broadband services. Our WiMAX platform was designed from the ground up according to the IEEE 802.16 standard to provide operators with a continuous path from fixed to portable and mobile networks, while preserving their investment and optimizing their business models with innovative service offerings

STRATEGY FOR GROWTH

Our strategy for future growth is focused on providing complete end-to-end broadband wireless solutions, maintaining our current leadership position in existing markets and growing along with the market for fixed and nomadic applications, while also leveraging our strengths to become a significant participant in the personal broadband market.

Opportunities for providing Personal Broadband Solutions based on OPEN Architecture

The developing demand for Personal Broadband services has caused us to expand our focus to include a new set of users, both in terms of socio-economic groups and geographic markets. It also leads us to target a different type of telecom operators. With our experience and knowledge of wireless technologies, we believe that WiMAX technology will be the one that best satisfies Personal Broadband needs. In addition to its high technical capacities, the interoperability and standardization of WiMAX-based products and networks are expected to offer lower-cost, volume-produced standard chips and systems. We believe that in turn, these low costs will be passed on to users, encouraging service adoption for Personal Broadband services.

Our goal is to become a major global vendor of Personal Broadband solutions by being at the forefront of exploiting the benefits of open architecture characteristics of WiMAX to create a new operator-centric model based on best-of-breed solutions from a host of Open Personal Networks, or OPEN WiMAX ecosystem partners.

The WiMAX transformation to OPEN Architecture

The dynamics of WiMAX create an all-IP open architecture, removing barriers to entry and fostering rapid innovation. Designed from the start as an open standardized interoperable technology, OPEN WiMAX enables a complete eco system including core network equipment, consumer electronics, service offerings and the end user experience. This new strategy enables communication service providers to choose the combination of vendors and partners that best fit their specific requirements.

OPEN WiMAX is designed to enable multi telecom vendors to build a best of breed telecom access network in an open standard architecture. It creates a telecom operator centric offering/concept/culture as opposed to a vendor-centric approach historically used in large telecom projects.

  OPEN WiMAX is open to innovation and intended to enable offering of mass-market consumer electronics combined with low cost and economies-of-scale. It is highly scalable and suitable for large, medium, or small deployments which assist operators to optimize WiMAX network deployment costs, fit the expenditures to the desired services-centric network both in terms of capital expenditures and operating expenses during the operation of the network. This ‘mix and match’ multi-vendor approach may promote competition, which drives prices down and enhances the product offering. Innovative products and services for WiMAX such as mobile TV and mobile gaming for personal use and Virtual Private Network and File Transfer for business use, enable vendors to distinguish themselves from the competition.

We believe that pure players, each an expert in its own field, will team together to create best of breed offering. We believe that adopting our OPEN WiMAX strategy, provides us with a competitive advantage over large telecom vendors, as we offer a one best-of-breed stop-shop.

Our OPEN WiMAX solution empowers service providers to choose best of breed products, whether best-in-class or simply the best-fit solution. As one example of our expanding ecosystem, in January 2007 we formed Accton Wireless Broadband, or AWB, together with Accton Technology Corporation of Taiwan, to develop mass market cost effective WiMAX consumer electronic devices in order to complement our WiMAX offerings while facilitating the availability of WiMAX- based Personal Broadband services. This cooperation is planned to augment Alvarion’s 4Motion™, our OPEN WiMAX solution, in order to include a variety of industry-standards, WiMAX enabled devices and customer-premise equipment while enhancing the number and types of self-installable and outdoor WiMAX subscriber units. See "WiMAX and Wireless Broadband Solutions - 4Motion™ Solutions".

PRODUCTS:

BreezeMAX - our WiMAX Solutions for fixed, nomadic and mobile applications

Our WiMAX-based BreezeMAX platform is designed from the ground up according to the IEEE 802.16 standard. BreezeMAX features advanced OFDM technology to support non-line-of-sight (NLOS) operation, adaptive modulation up to QAM64, and the highest spectral efficiency available. Currently operating in the 2.3, 2.5, 3.3, 3.5 and 3.6 GHz licensed frequency bands, BreezeMAX addresses the immediate customer demand for cost-effective, next generation broadband wireless systems with a platform designed around the implementation of the IEEE 802.16 and HiperMAN standards by the WiMAX Forum™. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer quadruple play broadband services to thousands of subscribers in a single base station.

BreezeMAX has quickly become a popular solution for operators offering fixed high-bandwidth, IP-based voice and data services to evolve their networks to industry standard solutions with improved CPE (Customer Premise Equipment) economics. Recently, the platform was enhanced with an offering of primary voice services, while allowing the operator to leverage legacy voice infrastructure. The system’s feature set and cost-effective and versatile subscriber units make BreezeMAX a preferred broadband wireless solution for service providers who are interested in improving their business model.

In July 2003, Intel Corporation announced its intention to develop an IEEE 802.16d-compliant silicon chip and by September 2005, we developed the subscriber unit that uses that chip. In June 2006, we introduced

BreezeMAX Si, a self-installable, indoor WiMAX customer premises equipment (CPE) based on the IEEE 802.16-2004 standard and using the Intel® PRO/Wireless 5116 broadband interface (WiMAX chip). The commercially available BreezeMAX PRO CPE was the world’s first subscriber unit that integrated the Intel® PRO/Wireless 5116 broadband interface and marked an important step for the industry moving toward the widespread adoption of WiMAX standard products. The BreezeMAX Si opens the door for anticipated Personal Broadband and primary broadband WiMAX standard-based solutions to become nomadic and quickly deployed with a plug-and-play installation. In addition, it enables centrally provisioned, portable connectivity for subscribers to use the CPE in various points within the network coverage and re-connect to the service after moving from one location to another.

BreezeMAX's first generation was designed according to the IEEE 802.16-2004 standard, partially certified by the WiMAX Forum™ during 2006 for fixed and nomadic networks, for both Bases Stations and CPEs. Our -new BreezeMAX platform under development is expected to provide support for fixed, nomadic and mobile WiMAX and is being designed according to the IEEE 802.16e-2005 standard for portable and mobile networks. We intend to have BreezeMAX certified according to the evaluation standards and timetable set by the WiMAX Forum™ for 802.16-2005(e).

IEEE 802.16e-2005 compliant technology enables portable and mobile networks to be IP based, with a focus on open standards, end-users and consumer devices. Portable access is defined according to the WiMAX Forum™ to apply to handsets, PDA, laptop PCMCIA (Personal Computer Memory Card International Association) or mini cards at multiple locations, at least at walking speed and enables a hard handoff of devices, in which the subscriber terminal is disconnected from one base station before connecting to the next base station. Mobile access ranges in scope from low to high vehicular speeds, but adds PDAs and smart-phone devices, multiple locations and enables a soft handoff, in which the subscriber maintains a simultaneous connection with two or more base stations for a seamless handoff to the base station with the highest quality connection. Both consumer and business users have driven the demand for this technology that has resulted from the convergence of fixed broadband networks and mobile voice networks towards mobile broadband communications.

4Motion Solutions

Our WiMAX solution, called 4Motion was introduced to the market during the second half of 2006 and is planned to be commercially available in the second half of 2007. This target is planned to coincide with the availability of mobile OPEN WiMAX, our Personal Broadband -enabled devices, that utilize chips currently at the end of the development phase. 4Motion™ is a complete WiMAX 802.16e-2005 solution portfolio being developed in conjunction with leading providers of core network and IP technology, devices and integration services. 4Motion is expected to offer open, end-to-end, carrier-class, scalable and cost-effective mobile data solutions that deliver true Personal Broadband services of several Mbps per subscriber or more with full quality of service (QoS) capabilities that enable various applications, anytime, anywhere. Compliance with 802.16e-2005 standards and OPEN WiMAX, our 4motion™ solution is expected to give the operators the flexibility to choose Best of Breed multi-vendor partners to add third party IP services, while controlling costs.

The 4Motion™ solution includes Radio Access Network, or RAN, which is based on Alvarion's BreezeMAX product and is comprises of third parties’ core network, radio and IP networking elements and end-user devices.

4Motion™ will enable a wide range of deployment scenarios such as: personal mobile and fixed broadband, Wireless DSL, Residential and business quadruple-play and Municipal, public safety and video surveillance.

4Motion™ will support broadband services for both business and personal services such as mobile TV, online gaming, instant messaging (IM),voice (VoIP), video conferencing, internet browsing, mobile applications, location-based services (LBS), virtual private networks (VPN) and file transfers (FTP).

Our Wireless Broadband Access Solutions (Non-WiMAX)

Although our primary focus is to provide solutions based on the WiMAX standard that are used for primary wireless broadband access, we also continue to sell our non-WiMAX products in the short and mid term. We provide a broad range of integrated fixed wireless broadband solutions, addressing different markets and frequency bands, designed to address the various business models of carriers, service providers and private network operators. Our products are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, including residential, small office/ home office (SOHO), small/ medium enterprises (SME), multi-tenant/multi-dwelling units (MTU/MDU), and large enterprises (corporate). Our products operate in licensed and license-free bands, ranging from 2.3 GHz to 28 GHz and comply with various industry standards. Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, MAC (media access control), IP-based mobile switches, networking protocols and very large systems integration, or VLSI.

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

BreezeACCESS OFDM products support fixed higher speed wireless broadband access products currently in the licensed 3.5 GHz band, and provide gross data rates of up to 12 Mbps.

BreezeACCESS VL, OFDM-based fixed products operate in the 4.9, 5.2, 5.3, 5.4, 5.7 GHz bands, which are mostly unlicensed, and provide gross data rates of up to 54 Mbps BreezeACCESS Wi2, which is planned to become available in 2007, combines the advantages of WiFi access with the capabilities of BreezeACCESS VL systems to provide cost-effective solutions for personal broadband services today. With its design, BreezeACCESS Wi2 gateway solutions can be deployed almost anywhere to provide broadband mobility to standard IEEE 802.11 b/g end user devices such as laptops, PDAs, smart-phones and portable gaming devices. BreezeACCESS Wi2 solutions are ideal for operators, municipalities and communities looking to build metropolitan broadband networks or to integrate WiFi hot zone capabilities into their existing broadband wireless access networks. This solution provides Personal Broadband services ranging from public Internet access to public safety and Intranet applications

OFDM technology, on which BreezeACCESS OFDM and BreezeACCESS VL are based, enable higher data rates, up to 12 Mbps in the case of BreezeACCESS OFDM, and up to 54 Mbps in the case of BreezeACCESS VL, by utilizing the available radio spectrum in an efficient manner. In addition, OFDM technology enables NLOS operation with robust resistance to interference. OFDM based products enable carriers to use the technology in applications where a high data rate is required, including serving medium to large enterprises and high-speed backbone applications. The BreezeACCESS VL OFDM-based system, which utilizes our proprietary air protocol and broad set of features along with a high power radio, uses our “open platform” architecture and may be used with other BreezeACCESS band versions (BreezeACCESS II, XL, V or OFDM), giving operators the flexibility to use one band for service provisioning to residential, SOHO and SME customers, while reserving high bandwidth for large enterprises and MTUs. It is intended to become our service provider solution in all 5 GHz bands.

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

BreezeNET B products function as a wireless bridge system that provides high-capacity, high-speed point-to-point connectivity. The BreezeNET B system operates in the unlicensed 5GHz band and enables operation in near and non-line-of-sight environments such as buildings, foliage or ridgelines. The system also features adaptive modulation for automatic selection of modulation schemes to maximize data rate and improve spectral efficiency. BreezeNET B supports security sensitive applications through optional use of authentication and/or data encryption. The system supports Virtual Local Networks, or VLANs, enabling secure operation, and VPN services, allowing tele-workers or remote offices to conveniently access their enterprise network.

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

Network Management Solutions for both WiMAX and Non-WiMAX Wireless Broadband

We provide advanced management applications for our wireless solutions. Our network management applications are equipped with graphics-based user interfaces and provide a set of tools for configuring, monitoring and effectively managing our wireless broadband networks. Our flagship carrier-class Network Management System is the AlvariSTAR, fully compliant with Telecommunications Management Network (TMN) standards and simplifies network deployment and maintenance for networks of every scale. AlvariSTAR can be used to manage multiple Alvarion solutions, including BreezeMAX, 4Motion , BreezeACCESS VL, BreezeNET Band WALKair networks.

Our full portfolio of network management products include:

•	AlvariSTAR, which configures, monitors and manages our BreezeMAX, 4Motion, BreezeACCESS and WALKair products;

•	BreezeMANAGE, which configures, monitors and manages our BreezeACCESS products;

•	WALKnet, which configures, monitors and manages our WALKair products;

•	BreezeVIEW, which configures, monitors and manages our BreezeNET products; and

•	IMS, which configures, monitors and manages our eMGW product.

BreezeMANAGE, WALKnet, BreezeVIEW, AlvariSTAR, and IMS are multi-platform simple network management protocol, or SNMP, applications. Using standard and private SNMP agents incorporated in the products, these applications, operating under the HP Open View network management platform, enable configuring, managing faults and monitoring performance of all system components from a central management station.

Accessories Offered by Alvarion

In order to support our products and provide comprehensive solutions to our customers, we provide a family of accessories designed to extend the range of our BreezeMAX, 4Motion, BreezeACCESS, WALKair and BreezeNET solutions. These accessories include antennas, cables, surge arrestors, amplifiers and other components. We also offer various configuration and monitoring tools in addition to the BreezeMANAGE,

WALKnet and BreezeVIEW network management applications for our BreezeACCESS, WALKair and BreezeACCESS products.

Our Geographic Markets

Until now our network installations have been typically found in the following geographic markets:

Within developed countries (including countries with overall high levels of economic prosperity), there are rural or suburban regions with low-density populations, often extending over vast distances that have limited telecommunications infrastructures. Wireless broadband has made inroads in these areas due to the business opportunities, robust equipment, extensive coverage and non line-of-sight capabilities. In addition, government assistance in ‘closing the digital divide’ in these countries, also serves as an incentive for alternative operators to consider wireless systems to provide broadband services. Examples of these locations have been identified in the U.S., Western and Eastern Europe, Asia Pacific and South America.

We believe that wireless broadband service providers have found that deploying wireless broadband and new WiMAX solutions in developing countries (where telecommunication coverage is lacking due to poor infrastructure) have enabled such providers to afford major networks to provide broadband and telephony services. Within this group are countries where basic voice services remain scarce, that look to our toll quality voice networks to fill the gap and provide telephony service. Examples of these locations have been identified in Africa, CIS (Commonwealth of Independent States, former USSR), Latin America and Asia Pacific.

In 2006, the industry showed signs of early benefits of WiMAX and a growing interest in Personal Broadband. We are increasing our sales and marketing efforts in certain regions in developed countries by offering our nomadic and portable solutions and intend to offer Personal Broadband and mobile applications in high-density areas.

We hope to continue to benefit from the expected evolution of WiMAX, building from nomadic and portable, to mobile services, enabling us to penetrate the high end, metropolitan consumer and business user groups.

Geographic breakdown of revenue

	2004		2005		2006
In thousands
North America	$ 33,316	16.7%	$ 29,564	16.7%	$ 25,047	13.8%
Latin America	77,747	38.9%	32,946	18.6%	30,857	17.0%
Europe, Middle East and Africa	79,838	39.8%	102,685	58.0%	111,959	61.6%
Asia Pacific	9,150	4.6%	11,732	6.7%	13,731	7.6%
	$ 200,051	100.0%	$ 176,927	100.0%	$ 181,594	100.0%

Our Target Customers

Tier One and Two and Cellular Operators

Tier one and tier two carriers - both Fixed Network Operators (FNOs) and Mobile Network Operators (MNOs) - form the largest and most established telecom operators, with nationwide or global presence, serving tens of million of users. These carriers are a primary focus for our WiMAX equipment since they have a strong strategic interest in deploying WiMAX in their network. Tier one and two carriers are looking for the technology to keep them at the front line of their own country and to expand quickly into neighboring countries as well. Some examples of this group include , Telkom South Africa Ltd., Cable & Wireless International, Sviaz Invest ,Nippon Telegraph and Telephone West Corporation (NTT West), Bharti Tele-Ventures Limited (Airtel Enterprise Services) and Telefonos de Mexico S.A. de C.V. Traditionally, these operators take a relatively long time to shift to new technologies, although many of them are involved in trials with our WiMAX equipment.

In addition, cellular operators are able to leverage their infrastructure, radio base-station sites and customer base, together with their marketing, billing systems and customer support investments, to offer media centric, Personal Broadband service and competitive broadband Internet access services to their existing or new customer base. Some examples of this group include , Orange, Vodafone , TMobile, Cegetel, Megafone, Meditel, MTN, China Mobile, and Entel (Chile).

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

CLECs have constituted the primary focus for our fixed wireless access product line and have increasingly exhibited an interest in WiMAX. The reduced installation costs, rapid roll-out potential and modular architecture, coupled with their high network capacity and coverage and enhanced service options, present an attractive alternative to service providers and regional carriers seeking to supply their customers with reliable comprehensive data and voice solutions. Examples of these operators include Euskaltel, Finnet, TDS, Airzed, Czech on line, Altitude and Peterstar. Innovative Challengers

Similar to the group of CLECs, service providers and regional carriers, is a group of broadband providers who are building their business model primarily on WiMAX solutions. This group, innovative challengers, as we call them, is expected to constitute a greater portion of our core market for our future WiMAX products. Some examples of carriers falling in this category include Free (France), Iberbanda (Spain), a subsidiary of Telefonica de Espana, eMobile (Japan), WorldMAX (Holland), Irish Broadband, and Ertach (Argentina). This group is expected to become early adopters of WiMAX portable and mobile services.

Government, Municipalities and Communities, & Private Network Operators

Private and government sectors that operate private, closed loop networks are in constant need of deploying technologies to support their operational requirements. Examples of such requirements are enterprises that require leased line replacement for cost effective connectivity to provide VoIP and data services; metropolitan area networks for broadband connectivity; and cost-effective access within communities, municipalities and educational institutions. Another area, which has leveraged broadband wireless very effectively, has been public safety and municipal applications. Government authorities and private bodies with government sponsored funds have begun to deploy broadband wireless systems to support remote video surveillance, traffic flow management, back-up for disaster recovery, leased line replacement, various forms of backhaul, and other public safety uses. Examples may be found in various U.S communities like Lexena, Kansas and Corpus Christi, Texas, and many others in the Silicon Valley.

2006 Partial Customer List for WiMAX and other fixed wireless broadband systems

Telecom carriers and service providers using our products include, among others:

•	AIRCEL
•	ALCATEL SHANGHAI BELL COMPANY
•	ALLTEL, USA
•	ALTITUDE TELECOM, FRANCE
•	AXTEL MEXICO, MEXICO
•	BHARTI TELE-VENTURES LIMITED ( AIRTEL ENTERPRISE SERVICES)
•	CABLE & WIRELESS, Worldwide
•	DIGITAL BRIDGE, USA
•	ENFORTA, RUSSIA
•	ENTEL CHILE SA, CHILE
•	ERTACH SA (formerly MILLICOM), ARGENTINA
•	FINNET GROUP, FINLAND
•	FRANCE TELECOM, FRANCE
•	GHANA TELECOM, GHANA
•	IBERBANDA, S.A, SPAIN
•	IRISH BROADBAND INTERNET, IRELAND
•	JSC COMSTAR - UNITED TELESYSTEMS, RUSSIA
•	MEGAFONE, RUSSIA
•	MOSSEL JAMAICA LIMITED, JAMAICA
•	MTN UGANDA, UGANDA
•	NETIA SA, POLAND
•	ORANGE ROMANIA S.A., ROMANIA
•	SOVINTEL, RUSSIA
•	TELEFONICA CELULAR DEL PARAGUAY
•	TELEFONOS DE MEXICO S.A., MEXICO
•	TELEKOM SERBIA, SERBIA
•	TELKOM SOUTH AFRICA LTD., SOUTH AFRICA
•	TELMEX PERU S.A., PERU
•	TPSA POLAND, POLAND
•	TRANS TELEKOMUNIKACJA POLSKA S.A., BULGARY
•	VODAFONE ROMANIA S.A, ROMANIA

TECHNOLOGIES UNDERLYING OUR PRODUCTS

We use internally developed core technologies and continue to invest heavily in augmenting our expertise in networking, radio and digital signal processing, or DSP, modem technologies. We also participate as active members in international standards committees.

Networking Technology

To support the OPEN WiMAX concept and our 4Motion solution as well as our BreezeMAX and other products, we have developed or otherwise acquired, and continue to invest in, networking expertise in the areas of IP Access Mobile IP that is particularly adapted for mobile WiMAX networks, Access Service Networks Gate Ways (ASN-GW), PPPoE (Point-to-Point Protocol Over Ethernet) tunneling, Virtual Private Networks (VPN) and

Voice over IP (VoIP), based on industry standards such as H.323, SIP and MGCP, and other Internet standards and protocols. We have also developed, and are continuing to develop, know-how to satisfy market requirements with respect to quality of service, classes of services, committed information rate, maximum information rate, virtual LAN management and prioritization. We are developing access technology based on the IEEE 802.16-2004 (16d) and 802.16-2005 (16e) standards for further improved support of these needs. We have also developed a network management system that provides network surveillance, monitoring and configuration capabilities for all the family products.

The PSTN FWA MGW system was extended to provide additional data services to wireless subscribers. The eMGW system was especially designed to support the modern wholesale network model for carriers. PPPoE, remote and local DHCP network tools give to the network access provider the ability for fast and inexpensive IP network configuration and interfacing to the billing systems.

Radio Technology

We have in-house radio development capabilities to address the diversified frequency bands and modulation methods of our products. The frequency bands include, among others, 900 MHz, 2.4 GHz, 2.3, 2.5-2.7 GHz, or MMDS, 3.3-3.8 GHz, 4.9-6 GHz, 10.5 GHz and 26 and 28 GHz. The modulation methods include Frequency Hopping Spread Spectrum, or FHSS, Gaussian Frequency Shift Keying, or GFSK, Direct Sequence Spread Spectrum, or DSSS, Single Carrier QAM and OFDM, OFDMA. Our products include both Time Division Duplex, or TDD, radios and Frequency Division Duplex, or FDD, radios.

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

We have developed the BreezeMAX base station platform, which is designed to support the WiMAX (IEEE 802.16 and HIPERMAN) air interface specification. The platform supports the multiple antenna elements per sector to exploit the smart-antenna signal processing techniques for improved coverage and network capacity. The programmable DSP-based architecture of the BreezeMAX platform enables us to support the IEEE 802.16-2004 standard, as well as the IEEE 802.16e-2005 standard for broadband mobile, while enjoying the benefits of OFDMA and smart-antenna processing. The base station architecture and capabilities is closely aligned and synchronized with the CPE ASICs and reference design developed by Intel resulting from our collaboration, which began in 2003, to assure optimum performance in future WiMAX deployments.

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

We are a principal founder of the WiMAX Forum™, a non-profit organization whose members work to promote adoption of the IEEE 802.16 OFDM/OFDMA standard, and to certify interoperability of compliant equipment. Our representative on the board of directors of the WiMAX Forum™ is Dr. Mohammad Shakouri, Vice President of Business Development at Alvarion, who holds the position of Vice Chair of the WiMAX Forum™, and chairs the Marketing Working Group. For a more detailed description of the WiMAX Forum™, please see "Item 4B - Business Overview - General - WiMAX Technology, Applications and Industry Advantages".

The scope of the IEEE 802.16-based standard is the Wireless MAN (Metropolitan Area Network), supporting larger range fixed/nomadic/mobile broadband access networks with more performance and dedicated high-end services. Our engineers actively participate in the technical group for defining inter-operability profiles and tests. Our representative, Dr. Vladimir Yanover, holds the position of co-chair of WiMAX Forum™’s Technical Working Group (TWG), responsible for defining the interoperability profiles and the interoperability and conformance tests for the IEEE802.16e-2005 standard.

We actively participate in the IEEE 802.16’s Broadband Wireless Access work group. Similarly, we are part of the WiMAX Forum™’s groups to define and improve the OFDM/OFDMA mode, for both fixed and mobile broadband applications and to improve the IEEE 802.16 standard ability to increase its market print in license-exempt applications.

Mariana Goldhamer, Director for Strategic Technologies at Alvarion, is Chair of IEEE 802.16h, targeting Improved Coexistence in License-Exempt deployment. She is also ETSI BRAN (Broadband Radio Access Networks) Vice-Chair and HiperMAN Chair. ETSI HiperMAN has adopted the IEEE 802.16 OFDM mode and has recently embraced the OFDMA mode. Ms. Goldhamer is acting to harmonize the IEEE and ETSI standards to create a worldwide broadband standard for converged Fixed-Mobile applications.

We have participated in the IEEE 802.11 wireless LAN work group, being the driving force behind increasing the data rate of the frequency hopping modem. Naftali Chayat, our Chief Scientist, chaired the IEEE 802.11a task group, which is the first OFDM based high-data rate wireless LAN standard.

We are very active in the international regulatory arena, including ITU-R, to promote the WiMAX policy in the regulatory domain and secure the spectrum for broadband fixed/mobile deployment.

SALES, MARKETING AND SUPPORT OF OUR PRODUCTS

We market our products through an extensive network of more than 220 active partners. These include original equipment manufacturers (OEM), local partners in various geographic regions, system integrator partners, solution partners, national and local distributors, systems integrators and resellers. Our distributor partners in turn sell to resellers, including value-added resellers and systems integrators, and to end-users. We also market our products directly to large operators.

We currently sell and distribute our products in more than 150 countries worldwide. The use of different types of marketing channels through our partnership network enables us to market our products to many different markets and to meet the differing needs of our customers.

Our products are aimed at the WiMAX and other wireless broadband and wireless voice markets. We sell in these markets through OEM agreements or other strategic partner arrangements with leading telecommunications suppliers, direct sales as well as indirectly through our distribution channels, which market primarily to smaller Internet service providers and operators. Additionally, to achieve broad and rapid market penetration, we cultivate direct relationships with communication service providers. By doing so, we believe that we are better able to understand the needs of new operators, such as innovative challengers, Tier 1 and global operators, and are better able to identify and anticipate trends in the WiMAX and wireless broadband market.

We have strategic relationships with major telecommunications equipment manufacturers, such as Siemens, Alcatel- Lucent, Nera and global system integrators, such as IBM. Pursuant to arrangements entered into with these partners, they are permitted to distribute our products on either a regional or worldwide basis under private labels. We are seeking additional strategic relationships with international partners, strong local partners and other key companies to increase our exposure and establish ourselves as a supplier to markets and end-user segments that are not reached by our present distribution channels.

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

We conduct a wide range of marketing activities aimed at generating name recognition and awareness of our brands throughout the telecommunications industry and community, as well as identifying leads for distributors and other resellers. These activities include public relations, participation in trade shows and exhibitions, advertising programs, public speaking at industry forums and maintaining a website.

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

Our products are currently manufactured primarily by several contract manufacturers located in Israel, the Philippines and Taiwan. We perform our quality assurance, final assembly and testing operations of our products at our facilities in Tel Aviv, Omer, and in our leased premises at some of our subcontractors’ facilities in Israel. We have processes in place for the ongoing performance of quality assurance at our own facilities and at our subcontractors’ facilities. Equipment owned by us and used for final assembly and testing is located at our facilities in Tel-Aviv, Omer and in our leased premises at the facilities of some of our subcontractors in Israel as part of our Approved Enterprise programs.

We monitor quality with respect to each major stage of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing and packaging and shipping. Our packaging and shipping activities are conducted primarily at our Tel Aviv and Omer facilities.

All our manufacturing locations in Israel and in the Philippines are ISO 9001 certified, which verifies that our manufacturing processes adhere to established standards. We require that our Israel based contract manufacturers be ISO 9002 certified. Our contract manufacturers are ISO 9002 certified. Our Tel Aviv and Omer locations are ISO 14000 certified.

PROPRIETARY RIGHTS

In order to protect our proprietary rights in our products and technologies, we rely primarily upon a combination of patents, trademark, trade secret, and copyright law as well as confidentiality, non-disclosure and assignment of inventions agreements. We have 59 patents issued by patent offices in several countries, with 40 pending patent applications.

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

Given the rapid pace of technological development in the communications industry, we also cannot assure you that our products may not be adjudicated as infringing on existing or future proprietary rights of others. Although we believe that our technology has been independently developed and that none of our intellectual property infringes on the rights of others, we cannot assure you that third parties will not assert infringement claims against us or seek an injunction on the sale of any of our products in the future. If an infringement were found to exist, we may attempt to acquire the requisite licenses or rights to use such technology or intellectual property or to design around such intellectual property. However, we cannot assure you that such licenses or rights could be obtained on terms that would not have a material adverse effect on us, if at all.

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

THE COMPETITIVE ENVIRONMENT IN WHICH WE OPERATE

The markets for our products are very competitive and we expect that competition will increase in the future when the personal broadband WiMAX market matures, both with respect to products that we are currently offering, and with respect to products that we are developing. We also expect more competition in this market in light of announcements by large telecom equipment vendors that they intend to serve this market. We believe the principle competitive factors in the markets for our products include: price and price/performance ratio;

•	technology;
•	regulation and product certifications;
•	ability to support new industry standards;
•	product time to market;
•	brand strength and sales channels;
•	integration and financing capabilities; and
•	quality of service.

Companies that are engaged in the manufacture and sale, or the development, of products that compete with our wireless broadband products include Airspan Inc, Alcatel-Lucent, Aperto Networks, Ericsson, IP Wireless, Motorola, Navini, Nortel, Terabeam, Inc., Redline, Samsung, Siemens, SR Telecom and ZTE. Other vendor members of the WiMAX Forum™ may become our competitors.

Our products also compete with alternative telecommunications transmission media, including leased lines, copper wire, fiber-optic cable, cable modems, television modems ,3G and LTE cellular technologies and satellite.

Some of our existing and potential competitors, including large competitors arising from the continued consolidation in the telecommunications equipment market, have substantially greater resources including financial, technological, manufacturing and marketing and distribution capabilities, and enjoy greater recognition than we do.

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

In many countries, the unavailability of radio frequencies for two-way broadband communications has inhibited the growth of these networks. The process of establishing new regulations for Wireless Broadband frequencies and allocating these frequencies to operators is complex and lengthy. The regulation of frequency licensing began during 1999 in many countries in Europe and South America and continues in many countries in these and other regions. Licensed blocks in 2.3, 2.5, 3.3, 3.5, 3.6 GHz were released in some countries. However, this frequency licensing regulation process may suffer from delays that may postpone commercial deployment of products that operate in licensed bands in any country that experiences this delay. Our current customers that commercially deploy our licensed band products have already been granted appropriate frequency licenses for their network operation. In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions.

There is a trend to release more license-exempt bands. For example, in the United States, FCC rules were modified to include an additional 255MHz of spectrum, though actual use of this allocation is not permitted until a technical issue is resolved between the NTIA (which manages government-used spectrum) and the FCC (which manages commercial and public spectrum). In Europe, the process is slower. We see potential for new markets in rural areas and developing countries, created by the availability of licensed-exempt spectrum in 5GHz.

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

C.    ORGANIZATIONAL STRUCTURE

The following is a list of our significant subsidiaries, each of which is wholly-owned:

•	Alvarion, Inc., incorporated under the laws of Delaware, United States;

•	Alvarion Mobile, Inc., incorporated under the laws of Delaware, United States, is a wholly owned subsidiary of Alvarion Inc.;

•	interWAVE Communications Inc., incorporated under the laws of Delaware, United States, is a wholly owned subsidiary of Alvarion Mobile, Inc.;

•	Alvarion UK LTD., incorporated under the laws of England;

•	Alvarion SARL*, incorporated under the laws of France;

•	Alvarion SRL, incorporated under the laws of Romania;

•	Alvarion Asia Pacific Ltd., incorporated under the laws of Hong Kong;

•	Alvarion do Brasil LTDA, incorporated under the laws of Brazil;

•	Alvarion Uruguay SA, incorporated under the laws of Uruguay;

•	Alvarion Japan KK, incorporated under the laws of Japan;

•	Alvarion Israel (2003) Ltd., incorporated under the laws the State of Israel;

•	Alvarion Spain, S.L, incorporated under the laws of Spain;

•	Tadipol-ECI Sp.z o.o.,** incorporated under the laws of Poland;

•	Alvarion Telsiz Sistemleri Ticaret A.Ş.**, incorporated under the laws of Turkey;

•	Alvarion de Mexico S.A de C.V, incorporated under the laws of Mexico;

•	interWAVE Communications Ireland Limited, incorporated under the laws of Ireland;

•	interWAVE Communications International SA, incorporated under the laws of France;

•	interWAVE Communications (Shenzen) Co., Ltd., incorporated under the laws of China;

•	Advance Communication Inc. incorporated under the laws of Delaware, United States;

•	Microcellular San Diego incorporated under the laws of California, United States;

•	Wireless Inc. incorporated under the laws of Delaware, United States;

•	Interwave Communications incorporated under the laws of Holland;

•	Alvarion Philippines incorporated under the laws of Philippines;

•	Kermadec Telecom B.V. incorporated under the laws of Holland;

•	Alvarion GmbH incorporated under the laws of Germany; and

•	Alvarion Singapore PTE LTD., incorporated under the laws of Singapore.

*Alvarion SARL is a wholly-owned subsidiary of Alvarion UK LTD. In addition, we have representative offices in China, Italy, Russia, the Philippines, Japan, South Africa, Spain, Czech Republic and Singapore.
** Alvarion Telsiz Sistemleri Ticaret A. S. and Alvarion - Tadipol - ECI Sp.zoo are wholly owned subsidiaries of Kermadec Telecom B.V.

D.    PROPERTY, PLANTS AND EQUIPMENT

We do not own any real estate. On December 31, 2006, we leased an aggregate of approximately 235,000 square feet in Israel for annual lease payments (including management fees) of approximately $2.8 million and incur annual parking expenses in connection with this lease of approximately $0.4 million. These premises consist mainly of our corporate headquarters and two separate warehouses located in Israel. We have been occupying our main premises since April 2001, which serves as our corporate headquarters, as well as the site at which we conduct our main research and development activities and some quality assurance, final assembly and testing operations. Our main lease expires in the year 2011. We also lease approximately 17,250 square feet of office facilities in Mountain View California, at an annual rent of approximately $0.2 million. These premises serve as the corporate headquarters of our U.S. subsidiary, Alvarion Inc, and as our principal sales and marketing office in North America. In addition, we lease office space for the operation of our facilities in France, Romania, China, Hong Kong, Uruguay, Japan, Brazil, Mexico, Philippines, Poland, Russia, Singapore, Italy and Spain.

We believe that the facilities we currently lease are adequate for our current requirements.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not applicable

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

A. OPERATING RESULTS

Overview

We are a leading provider of WiMAX and non-WiMAX wireless broadband systems. We supply carriers, ISPs and private network operators with WiMAX (Worldwide Interoperability for Microwave Access) and other wireless broadband solutions. Our solutions are designed to cover the full range of frequency bands with fixed, portable and mobile applications, to enable the delivery of Personal Broadband services, business and residential broadband access, corporate VPNs (Virtual Private Network), toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection and public safety communications.

We believe we will see demand in the consumer and business/government segments for bandwidth-intensive applications (video, data and voice) in the anticipated mobile environment. Our vision is to deliver Personal Broadband networks, which will combine broadband and mobility to subscribers by being at the forefront of exploiting the benefits of OPEN architecture characteristics of WiMAX.

We believe that one of our key challenges is to successfully manage the transition from our non-WiMAX to WiMAX products and from one WiMAX solution to another. This challenge also includes leveraging our experience and leadership in both non-standard BWA and current WiMAX markets, combined with our brand strength, broad customer base and innovative technology in order to play an important role in the WiMAX-based mobile broadband market as well. Other key challenges are to become a major player in the Personal Broadband equipment market and establish our OPEN WiMAX strategy as a new strategy, which enables communication service providers to choose the combination of vendors and partners that best fit their specific requirements.

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

Our solutions are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, from the consumers, residential and small office, home office, or SOHO, markets, through small and medium enterprises, or SMEs, and multi-tenant units/multi-dwelling units.

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

On December 9, 2004, we acquired, through a cash merger, interWAVE, a provider of compact mobile network equipment and services, which strengthened our know-how in mobility and expanded our served market to include the mobile equipment market. Most of InterWAVE’s operations were reported under the CMU business.

On November 21, 2006, we sold substantially all of the assets and certain liabilities related to our CMU business, to LGC Wireless Inc (“LGC”), a privately held US company. The CMU business is classified as discontinued operations.

2006 Highlights

In 2006 we continued to focus strategically on our main businesses, broadband wireless access and WiMAX solutions. We believe that a variety of our achievements in 2006 will enable us to continue to improve our long term performance and to meet our Broadband Wireless and WiMAX technical, financial and strategic objectives.

During 2006 we focused on expanding the breadth of our customer base, and received orders from a variety of incumbents and other customers from around the world. We accomplished several strategic and financial milestones including:

♦
Converting operators from trials and smaller scale deployments to larger scale commercial deployments with repeated customers such as Iberbanda, a subsidiary of Telefonica de Espana, Netia in Poland, and Telecom South Africa using our WiMAX solution.

♦	Completing the development of a WiMAX solution in a wide range of frequencies and applications and reaching progress in our WiMAX mobile solutions development road map.
♦	Developing our go-to-market strategy, our new OPEN™ WiMAX strategy, based on a variety of strategic partnerships with:
•
Premier technical partners including Intel, collaboration with Cisco for core network components, and our cooperation with Accton, a Taiwanese manufacturer, that will work with us to produce customer premises units and PC cards to complement our 4Motion personal broadband solution.

•	We have been developing relationships with strong local partners in key geographies and expanding our already extensive network of distributors both geographically and within key vertical markets.

The breadth of our WiMAX customer base is one of our major achievements this year. Working with a number of different operators provides us with a greater understanding of our customers’ application requirements and plants the seeds for our future growth. We believe the importance of these new partners and others will become more visible over the next year or two.

In 2006 and onwards, one of our key challenges is to successfully manage the transition from our non-WiMAX to WiMAX products and from one WiMAX solution to the other. During the year, we experienced delays in orders for our non-WiMAX products, and low revenue growth (approximately 3% over 2005) due to the continuing market transition to WiMAX based products. This trend may continue as customers may continue to delay orders for our products until the introduction of our additional new WiMAX products. In addition we continued to increase our investments on our WiMAX solutions in particular mobile WiMAX products and as a result increased our overall operating expenses by approximately 22%. The increase in our operating expenses was partially offset by the continuing improvement in our gross margins of approximately 3% mainly due to the continued implementation of operational efficiency measures and cost reduction programs, including improvement in manufacturing processes and in the terms with our subcontractors, and due to the utilization of previously written-off inventory, as well as the change in the mix of our revenues by products.

During 2006 we continued to experience challenges in our CMU business and were not satisfied with the performance of this unit. Consequently, during the fourth quarter, we completed the sale of substantially all of the assets of the CMU business and the assumption of certain liabilities of that unit. The transaction enables us to focus all of our resources and attention on our WiMAX initiatives. Hence, results of the CMU are classified under U.S. GAAP as discontinued operations and are not included in the results from continuing operations for all periods.

Our net loss in 2006 increased significantly by $28.1 million to approximately $40.8 million. This increase was primarily a result of the net loss from discontinued operations of approximately $36.2 million, which increased by $19.1 million in 2006, and the effect of the adoption of SFAS 123(R) of approximately $6.5 million which was a portion of the $18.2 million increase in our operating expenses over 2005. These amounts were partially offset by a $7.9 million increase in gross profit over our 2005 gross profit.

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

Discontinued Operations. On November 21, 2006, we signed an agreement to sell substantially all of the assets and assign certain liabilities related to the Cellular Mobile unit ("CMU"). At closing, we recognized such transaction as a divestiture of operations and therefore the results of the CMU activities for all reported periods were reclassified into one-line item in the statement of operations below the results from continuing operations under the "Loss from discontinued operations". The assets and liabilities related to the CMU as at December 31, 2005 and 2006 were reclassified in our balance sheets as assets and liabilities from discontinued operations, respectively. In addition, the cash flow of the CMU was also disclosed separately in our statements of cash flows for 2004, 2005 and 2006.

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

Accounts Receivable. We are required to assess the collectability of our accounts receivable balances. Generally we do not require collateral, however under certain circumstances we require letters of credit, other collateral, additional guarantees or advance payments. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including, but not limited to, the current credit-worthiness of each customer. We regularly review the amounts due and related allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. For certain accounts receivable balances, we are also covered by foreign trade risk insurance. To date, we have not experienced material losses on the ongoing credit evaluations of our customers. Should we consider it necessary to increase the level of provision for doubtful accounts, required for a particular customer, then additional charges will be recorded in the future.

Inventory Valuation. Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which we operate, the wide range of products that we offer and the sales-cycles we experience all contribute to the exercise of judgment relating to maintaining, utilizing and writing-off inventory. The estimates of future demand that we use in the valuation of inventory are the basis for our revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. We may be required to record additional inventory write-downs if actual market conditions are less favorable than those projected by our management.

Note 2g to our financial statements describes the write-offs and provisions which we made and recorded in 2004, 2005 and 2006 to reflect the decline from our expectations in the value of inventory, which had become excessive, unmarketable or otherwise obsolete or the inventory of new materials and components which we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate. In addition, changes in demand, which result in increased demand for our products may lead to utilization of our previously written-off products. Note 2g to our financial statements describes the effect of the utilization of the related products of our prior years’ written-off components, which are reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized.

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

Intangible assets. As a result of the acquisition of InterWAVE in 2004, InnoWave in 2003 and our merger with Floware in 2001, our balance sheet as of December 31, 2006 and 2005 includes acquired intangible assets, such as goodwill, current technology, customer relations and trade names, which totaled approximately $61.2 million and $63.9 million, respectively. In the course of the analysis and valuation of intangible assets, we use financial and other information, including financial projections and valuations provided by third parties. Although we evaluate our intangible assets when there is an indication of impairment, our projections are based on the information available at the respective valuation dates, and may differ from actual results. As a result of the sale of substantially all of the assets and the assignment of certain liabilities of the CMU, the intangible assets related to the acquisition of interWAVE that were allocated to the CMU activity in 2005, were classified in our balance sheet as assets from discontinued operations.

Goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, (“SFAS No.142”), goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and impaired, rather than being amortized as previous accounting standards required. As of December 31, 2006 we had total goodwill of $57.1 million on our balance sheet. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The fair value was determined based on our management’s future operations projections, using discounted cash flows and market approach and market multiples valuation methods. During 2006, before the sale of the CMU business, we identified indications of impairment of goodwill of $23.4 million related to this unit. This charge is included in the results of discontinued operations. There was no indication of impairment related to our continuing operations. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Current Technology. Current technology represents proprietary “know how”, patents, or any other relevant intellectual property that is technologically feasible as of the valuation date. Usually, current technology can be easily identified as existing products generating revenues on a current basis. As of December 31, 2006, the amounts allocated to current technology from the InnoWave acquisition and the Floware merger totaled $0.5 million and $3.6 million, respectively. In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Long-Lived Assets”, (“SFAS No. 144”), the value of the current technology as of December 31, 2006 and 2005, has also been reviewed and it was determined that no indicators for impairment existed. The acquired current technology is amortized using the straight-line method, over 7 years, 4.75 years and 7.75 depending on the respective product’s amortization schedules.

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

Stock-Based Compensation Expense. On January 1, 2006, we adopted FASB Statement No. 123 (Revised 2004), Share-Based Payment, or SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock options which are based on estimated fair values. Stock-based compensation expense recognized under SFAS 123(R) for 2006 was $6.9 million. For fiscal 2005 and fiscal 2004, stock-based compensation expense of $563,000 and $60,000, respectively had been recognized under previous accounting standards. See Note 2m to our Consolidated Financial Statements for additional information.

Upon adoption of SFAS 123(R), we began estimating the value of employee stock options on the date of grant using a Black-Scholes model. Prior to the adoption of SFAS 123(R), the value of each employee stock option was estimated on the date of grant using the intrinsic value method in accordance with APB No. 25 and the Black-Scholes model for the purpose of the pro forma financial information provided in the notes to the financial statement in accordance with SFAS 123.

The determination of fair value of stock options awards on the date of grant is affected by several factors including our stock price, our stock price volatility, risk-free interest rate, expected dividends and employee stock option exercise behaviors. If such factors change and we employ different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period.

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

Results of Operations

The following table presents our total revenues attributed to the geographical regions based on the location of our customers for the years ended December 31, 2004, 2005 and 2006.

	2004		2005		2006
	Total		Total		Total
	revenues	Percentage	revenues	Percentage	revenues	Percentage
	In thousands	Of sales	In thousands	Of sales	In thousands	Of sales
Israel	$ 2,268	1.1%	$ 1,271	0.7%	$ 863	0.5%
United States (including Canada)	33,316	16.7%	29,564	16.7%	25,047	13.8%
Europe (without Russia, Romania, Italy and Spain)	24,845	12.4%	40,341	22.8%	39,903	22.0%
Russia	13,794	6.9%	11,278	6.4%	9,517	5.2%
Mexico	64,005	32.0%	14,790	8.4%	8,023	4.4%
Africa	18,285	9.1%	25,924	14.7%	22,904	12.6%
Spain	8,678	4.3%	10,678	6.0%	14,563	8.0%
Asia	9,150	4.6%	11,732	6.6%	13,731	7.6%
Latin America (without Mexico)	13,742	6.9%	18,156	10.3%	22,834	12.6%
Italy	4,998	2.5%	6,565	3.7%	10,771	5.9%
Romania	6,970	3.5%	6,628	3.7%	13,438	7.4%
	$ 200,051	100.0%	$ 176,927	100.0%	$ 181,594	100%

The following table sets forth, for the periods indicated, selected items from our consolidated statement of operations in U.S. dollars in thousands and as a percentage of total sales:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)
Sales	$ 200,051	$ 176,927	$ 181,594
Cost of sales	101,169	85,817	80,410
Write-off of excess inventory and provision for inventory purchase commitments	11,412	7,338	9,472
Gross profit	87,470	83,772	91,712

Operating costs and expenses:
Research and development, gross	31,231	32,772	42,042
Less - grants	3,897	3,062	3,235
Research and development, net	27,334	29,710	38,807
Selling and marketing	38,748	39,900	44,929
General and administrative	9,385	9,602	13,680
Amortization of intangible assets	2,676	2,685	2,676
Total operating expenses	78,143	81,897	100,092
Operating profit (loss)	9,327	1,875	(8,380)
Financial income, net	3,821	2,551	3,796
Income (loss) from continuing operations	13,148	4,426	(4,584)
Loss from discontinued operations, net	(12,297)	(17,044)	(36,167)
Net income (loss)	$ 851	$ (12,618)	$ (40,751)

	Year Ended December 31,
	2004	2005	2006
	(As a percentage of sales)
Statement of Operations Data:
Sales	100.0%	100.0%	100.0%
Cost of sales	50.6	48.5	44.3
Write-off of excess inventory and provision for inventory purchase commitments	5.7	4.1	5.2
Gross profit	43.7	47.4	50.5

Operating costs and expenses:
Research and development, gross	15.6	18.5	23.2
Less - grants	1.9	1.7	1.8
Research and development, net	13.7	16.8	21.4
Selling and marketing	19.4	22.6	24.7
General and administrative	4.7	5.4	7.5
Amortization of intangible assets	1.3	1.5	1.5

Total operating expenses	39.1	46.3	55.1
Operating profit (loss)	4.6	1.1	(4.6)
Financial income, net	1.9	1.4	2.1
Income (loss) from continuing operations	6.5	2.5	(2.5)
Loss from discontinued operations, net	(6.1)	(9.6)	(19.9)
Net income (loss)	0.4%	(7.1%)	(22.4%)

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

On November 21, 2006, we sold substantially all of the assets and certain liabilities related to the CMU, representing the majority of former interWAVE business, to LGC. Pursuant to the terms of the sale agreement, LGC issued to us promissory notes and a convertible note.  At closing, we recognized such transaction as a divestiture of operations and therefore the results of the CMU activities for all reported periods were presented in one-line item in the statement of operations below the results from continuing operations under the "Loss from discontinued operations" .The assets and liabilities of the CMU business as of December 31, 2005 and 2006 are presented separately in our balance sheets as assets and liabilities from discontinued operations, respectively. The results of the CMU operations are presented as discontinued operations for all periods presented. In addition, the cash flow of the CMU was also disclosed separately in our statements of cash flows for 2004, 2005 and 2006. Note 1d to our financial statements further describes this transaction.

Sales. Sales in 2006 were approximately $181.6 million, an increase of approximately 2.7% compared with sales of approximately $176.9 million in 2005. In 2006, BreezeMAX revenues totaled approximately $72 million, or 40% of total revenue, compared with approximately $30 million or 17% of revenue in 2005. The increase of our total sales in 2006 derived mainly from the increase of the BreezeMAX revenues, a result of the market transition from non-WiMAX to WiMAX based solutions, which was offset by a decrease in our non-WiMAX broadband wireless products.

Sales in Europe, Middle East and Africa reached approximately 62% of our sales in 2006, which represents an increase over 2005 sales of approximately 4% in this region. This increase is mainly attributed to the fact that some trials and small-scale WiMAX deployments emerged into larger scale commercial deployments by innovative challengers and incumbents. In addition we experienced continued progress in the spectrum allocation process in this region and the adoption of our broadband wireless products by well-capitalized independent operators. Sales in Central and Latin America accounted for 17% of our sales in 2006 compared to 19% of our sales in 2005 in this region, which represents a decrease of approximately 2% in percentage of total sales mainly due to the completion of a large scale deployment at the beginning of 2005. Sales in North America accounted for approximately 14% of our sales in 2006, compared to approximately 17% in 2005 in this region. Sales in Asia Pacific accounted for approximately 8% of our sales in 2006 compared to approximately 7% in 2005 in this region.

Cost of sales. Cost of sales consists primarily of cost of components, cost of product manufacturing and assembly, labor, overhead and other costs associated with production. Cost of sales was approximately $80.4 million in 2006, a decrease of approximately 6.3% compared with cost of sales of approximately $85.8 million in 2005. Cost of sales as a percentage of sales decreased to approximately 44.3% in 2006 from approximately 48.5% in 2005. This decrease is primarily attributable to a reduction in the fixed expenses, including lease, municipality taxes and payroll expenses, cost reduction programs, as well as the change in the mix of our revenues by products.

Write-off of excess inventory and provision for inventory purchase commitments. We periodically assess our inventories valuation in accordance with obsolete and slow moving items based on revenues forecasts and technological obsolescence. Should inventories on-hand exceed our estimates or become obsolete, for example, due to the transition in demand from non-WiMAX to WiMAX products, it would be written-down or written-off. This would result in a charge to our statement of operations and a corresponding reduction in our inventory and shareholders’ equity. Changes in demand for our products and in our estimates for demand create changes in provisions for obsolete inventory. As part of our ordinary course of business we evaluate, on a quarterly basis, our actual inventory needs versus our sales projections and write-off excess inventory and un-cancelable purchase commitments from our suppliers and subcontractors. In 2006, we recorded charges related to the write-off of excess inventory and accrued a provision for inventory purchase commitments of new materials and components which we had purchased or committed to purchase in anticipation of forecasted sales, which we did not consummate in the aggregate amount of approximately $9.5 million, compared to approximately $7.3 million in 2005.

Inventory utilization. In response to the market condition in 2001 and after evaluating industry trends, we performed an inventory evaluation model designed to align our inventory levels to the market conditions and anticipated customer demand. On April 1, 2003, as part of InnoWave’s acquisition, we also acquired its inventory, which was recorded at fair value on the date of acquisition. As a result of the change in trends and the increase in 2003 and thereafter of the overall worldwide demand for broadband access solutions the demand for our broadband wireless products increased as well. Consequently, the demand for part of the related products of our prior years’ written-off components increased significantly and we began utilizing part of them. In 2006 and 2005, approximately $3.6 million and $4.2 million, respectively, of inventory previously written-off consistent with our inventory evaluation model was used as products~~’~~ components in our regular production course and were sold as finished goods to end users. The sales of these related manufactured products were reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized. This inventory utilization increased our gross profit in 2006 and 2005 by 2.0% and 2.4% of sales, respectively.

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

Research and development expenses, net. Gross research and development expenses consist primarily of employee salaries, development-related raw materials and subcontractors, and other related costs. Gross research and development expenses were approximately $42 million in 2006, an increase of approximately 28.4% compared with gross research and development expenses of approximately $32.7 million in 2005. This increase is primarily attributable to an increase of approximately 15% in our headcount in 2006 as part of the intense investment in our WiMAX development initiative. In addition, costs increased due to the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which required the measurement and recognition of compensation expense of approximately $1.41 million based on estimated fair values for all share-based payment awards. Gross research and development, as a percentage of sales increased to 23.2% in 2006 from 18.5% in 2005, primarily as a result of the increase in R&D expenses. Grants from the Government of Israel and other jurisdictions for funding approved research and development projects totaled approximately $3.2 million in 2006 and $3.1 million in 2005. Research and development expenses, net, were approximately $38.8 million in 2006, compared with approximately $29.7 million in 2005.

Selling and marketing expenses. Selling and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in selling and marketing activities, promotion, advertising, trade shows and exhibitions, travel and related expenses. Selling and marketing expenses were approximately $44.9 million in 2006, an increase of approximately 12.5% compared with selling and marketing expenses of approximately $39.9 million in 2005. This increase is primarily attributable to the increase in headcount and related expenses, increased efforts to market our WiMAX solutions and to the recognition of compensation expense of approximately $1.42 million related to the adoption of SFAS 123(R). Selling and marketing expenses as a percentage of sales increased to 24.7% in 2006 from 22.6% in 2005.

General and administrative expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance, insurance costs, professional fee costs and other administrative costs. General and administrative expenses were approximately $13.7 million in 2006, an increase of approximately 42.7% compared with general and administrative expenses of approximately $9.6 million in 2005. This increase is primarily attributable to the recognition of compensation expense of approximately $3.1 million related to the adoption of SFAS 123(R). General and administrative expenses as a percentage of sales increased to 7.5% in 2006 from 5.4% in 2005.

Amortization of intangibles assets. As a result of the merger with Floware, we acquired an identifiable intangible asset, which was defined as current technology with an aggregate value of $16.8 million. This amount is being amortized over the useful life of the asset, which is 7 years. As a result of the acquisition of InnoWave, we acquired other acquisition-related intangibles such as current technology and customer relations with an aggregate value of $1.6 million, which is amortized over the useful life of these assets, which range between 3.75 to 7.75 years. Amortization charges of approximately $2.7 million for all of these acquisition-related intangibles were recorded in 2006 and in 2005.

Financial income, net. Financial income, net, was approximately $3.8 million in 2006, an increase of approximately 48.8%, compared with financial income, net, of approximately $2.6 million in 2005. The increase in financial income is attributed mainly to the increase in the dollar interest rate leading to higher yields on investments compared to the previous year.

Operating income (loss) from continuing operations. In 2006, we experienced an operating loss of $(8.4) million, compared with operating income of $1.9 million in 2005. Our operating loss as a percentage of sales was (4.6)% in 2006 compared with operating income of 1.1% in 2005.

Loss from discontinued operation. The loss from discontinued operation for the year ended December 31, 2006 and 2005 includes the activities of the CMU operations. The loss from discontinued operations in 2006 was $(36.2) million compared with a loss of $ (17.0) million in 2005. This increase consisted of the impairment of goodwill, which amounted to $(23.4) million, the loss of the discontinued operations, which amounted to $(7.6) million, and the loss from the sale of CMU operations, which amounted to $(5.2) million.

Net income (loss). In 2006, net loss was approximately $(40.8) million, compared with a net loss of approximately $(12.6) million in 2005.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

The results of the CMU activities for all reported periods were reclassified into one-line item in the statement of operations below the results from continuing operations and under the "Loss from discontinued operations.

Sales. Sales in 2005 were approximately $176.9 million, a decrease of approximately 11.6% compared with sales of approximately $200 million in 2004. In 2005, we experienced delays in sales of our non-WiMAX products due to the market transition to WiMAX certified products.

In 2004 and 2005, 30.8% and 5.7% of our sales were to a Latin American operator, respectively. For 2005, sales to our Latin American customer decreased significantly due to the nearing completion of a large project. Partly as a result, our revenue decreased in 2005. Excluding the impact of the large customer, our sales increased approximately 20% in 2005 compared with 2004, reflecting broad-based demand for wireless broadband solutions, including the BreezeMAX product, our WiMAX based platform. Sales in Europe, Middle East and Africa reached 58% of our sales in 2005 reflecting an increase of 29% over 2004 sales in this region, attributed mainly to the progress in the spectrum allocation process and the early adoption of our broadband wireless products by well-capitalized independent operators. Sales in Central and Latin America accounted for 19% of our sales in 2005 a decrease of 58% (in dollar value) over 2004 in this region, related mainly to the decrease in deployment of a single large customer. During 2003 we received a large order from a Latin American customer. Initial deployment of this order began in 2003 and the majority was deployed during 2004, with the remainder in 2005. Toward the end of 2005 we received a small additional order from this customer, to be deployed in 2006.

Cost of sales. Cost of sales was approximately $85.8 million in 2005, a decrease of approximately 15.1% compared with cost of sales of approximately $101.1 million in 2004. Cost of sales as a percentage of sales decreased to approximately 48.5% in 2005 from approximately 50.6% in 2004, primarily attributable to the continued implementation of operational efficiency measures and cost reduction programs, including improvement in manufacturing processes and improvement of the terms with our subcontractors, which we implemented during 2005.

Write-off of excess inventory and provision for inventory purchase commitments. In 2005, we recorded charges related to the write-off of excess inventory and accrued a provision for inventory purchase commitments of new materials and components which we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate in the aggregate amount of approximately $7.3 million compared to approximately $11.4 million in 2004.

Inventory utilization. In 2005 and 2004, approximately $4.2 million and $5.6 million, respectively, of inventory previously written-off was used as products~~’~~ components in our regular production course and were sold as finished goods to end users. The sales of these related manufactured products were reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized. This inventory utilization increased our gross profit in 2005 and 2004 by 2.4% and 2.7% of sales, respectively.

Research and development expenses, net. Gross research and development expenses were approximately $32.8 million in 2005, an increase of approximately 5.1% compared with gross research and development expenses of approximately $31.2 million in 2004. Gross research and development, as a percentage of sales increased to 18.5% in 2005 from 15.6% in 2004, primarily as a result of increased investment in our WiMAX solutions as well as the decrease in our revenues. Grants from the Government of Israel and other jurisdictions for funding approved research and development projects totaled approximately $3.1 million in 2005 and $3.9 million in 2004. Research and development expenses, net, were approximately $29.7 million in 2005, compared with approximately $27.3 million in 2004.

Selling and marketing expenses. Selling and marketing expenses were approximately $39.9 million in 2005, an increase of approximately 3.1% compared with selling and marketing expenses of approximately $38.7 million in 2004 primarily as a result of increased marketing efforts. Selling and marketing expenses as a percentage of sales increased to 22.6% in 2005 from 19.4% in 2004.

General and administrative expenses. General and administrative expenses were approximately $9.6 million in 2005, an increase of approximately 3.2% compared with general and administrative expenses of approximately $9.3 million in 2004. General and administrative expenses as a percentage of sales increased to 5.4% in 2005 from 4.7% in 2004.

Amortization of intangibles assets. As a result of the merger with Floware, we acquired current technology with an aggregate value of $16.8 million. This amount is being amortized over 7 years, the useful life of the asset. As a result of the acquisition of InnoWave, we acquired current technology and customer relations with an aggregate value of $1.6 million, which is amortized over the useful life of these assets, which ranges between 3.75 to 7.75 years. Amortization charges of $2.7 million for all of these acquisition-related intangibles were recorded in 2005 and in 2004.

Financial income, net. Financial income, net, was approximately $2.6 million in 2005, a decrease of approximately 33%, compared with financial income, net, of approximately $3.8 million in 2004. The decrease in financial income is attributed mainly to a decrease in our cash, cash equivalents, short term and long term marketable securities and deposits of approximately $50 million used in the interWAVE acquisition.

Operating income. In 2005, we experienced operating income of $ 1.9 million, compared with operating income of $9.3 million in 2004. Our operating income in 2005 as a percentage of sales decreased to 1.1% in 2005 compared with 4.6% in 2004.

Loss from discontinued operation. The Loss from discontinued operation for the year ended December 31, 2005 include the activities of CMU operations for the entire year whereas the loss from discontinued operation of the year ended December 31, 2004 includes CMU operations from December 9, 2004, the date we first consolidated former interWAVE operations, through December 31, 2004. The loss from discontinued operations in 2005 was $ (17.0) million compared with a loss of $ (12.3) million in the three-week period in 2004 that includes in-process research and development write-off which amounted to approximately $11 million in respect of the acquisition of interWAVE.

Net income (loss). In 2005, net loss was approximately $(12.6) million, compared with net income of approximately $0.9 million in 2004.

Impact of Inflation and Currency Fluctuations

The dollar cost of our operations is influenced by the extent to which inflation in Israel is offset by a devaluation of the NIS in relation to the dollar. The majority of our sales, and most of our expenses, are denominated in dollars. However, a portion of our expenses, primarily labor expenses is denominated in NIS unlinked to the dollar. Inflation in Israel will have the effect of increasing the cost in dollars of these expenses unless offset on a timely basis by a devaluation of the NIS in relation to the dollar . Yet the devaluation of the NIS against the dollar will have the effect of decreased dollar cost of our operations in Israel. Because exchange rates between the NIS and the dollar fluctuate continuously, albeit with a historically declining trend in the value of the NIS, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results of operations. In 2006, the valuation of the NIS against the dollar exceeded the rate of inflation in Israel and we have experienced an increase in the dollar cost of our operations in Israel.

To protect against exchange rate fluctuations, we have instituted several foreign currency hedging programs. These hedging activities consist of cash flow hedges of anticipated NIS payroll and forward exchange contracts to hedge certain trade payables payments in NIS. The cash flow hedges were all effective. These activities are all effective as hedges of these expenses. Please see “Item 11--Qualitative and Quantitative Market Risks”.

For a discussion of certain policies or factors relating to our being an Israeli company and our location in Israel, please see “Item 3--Key Information--Risk Factors--Risks Relating to our Location in Israel.”

B.    LIQUIDITY AND CAPITAL RESOURCES

The following sections discuss the effects of changes in our balance sheets, cash flows, and commitments on our liquidity and capital resources.

Balance Sheet and Cash Flows

Total cash, cash equivalents, short term and long term marketable securities and deposits were $118.4 million as of December 31, 2006, an increase of approximately $4.1 million or 3.6% from $114.3 million at December 31, 2005.

Our continuing operating activities provided cash of approximately $16.6 million, $7.2 million and $26.0 million in 2006, 2005 and 2004, respectively. The positive cash flow in 2006 resulted from an increase in other accounts payable and a decrease in trade receivables partially offset by our net loss in this period together with a decrease in trade payables. The cash flows provided in 2005 resulted from our net income from continuing operations together with an increase in trade payables together with the decrease in inventories that were partially offset by the increase of trade receivables and a decrease in other account payables. The cash flows provided in 2004 resulted from our net income from continuing operations in this period together with an increase in other accounts payable partially offset by a decrease in trade payables and an increase in trade receivables.

Our continuing investing activities result mainly from investments in bank deposits, marketable securities and fixed assets. We used cash of approximately $9.2 million in 2006, provided cash of approximately $36.8 million in 2005 and used cash of approximately $5.6 million in 2004. Capital expenditures were approximately $4.8 million, $3.3 million, and $3.4 million in 2006, 2005 and 2004 respectively. These expenditures principally financed the purchase of research and development equipment and manufacturing equipment.

Net cash provided by continuing financing activities totaled approximately $3.3 million, $1.8 million and $8.1 million in 2006, 2005 and 2004, respectively. In 2006, the amount of cash provided was attributable primarily to proceeds from the issuance of shares in connection with the exercise of employees’ options in the amount of approximately $5.0 million partially offset by repayment of maturities of a long term loan of $1.7 million. In 2005, the amount of cash provided was attributable primarily to proceeds from the issuance of shares in connection with the exercise of warrants and employees’ options in the amount of approximately $3.5 million, partially offset by repayment of maturities of a long term loan of $1.7 million. In 2004 the amount of cash provided was attributable primarily to proceeds from the issuance of shares in the amount of approximately $9.8 million, partially offset by repayment of maturities of a long term loan of $1.8 million.

We expect that cash provided or used by continuing operations may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment timing, accounts receivable collections, inventory management, and the timing of other payments and investments.

We have historically met our financial requirements primarily through the sale of equity securities, including our initial public offering and follow-on public offering, and through research and development and marketing grants from the government of Israel, bank borrowings and cash generated from operations and from the exercise of warrants and options. We raised approximately $107 million from the sale of 5,750,000 ordinary shares in our initial public offering in March 2000 and approximately $73 million from the sale of 2,150,000 ordinary shares in our July 2000 follow-on offering. We also obtained approximately $55.5 million in cash and cash equivalents, marketable securities and deposits as a result of our merger with Floware in 2001 and approximately $36.5 million was received and accrued as financial income from 2000 through 2006.

Accounts Receivable, Net. Accounts receivable, net was $34.3 million and $35.4 million as of December 31, 2006 and 2005, respectively. Days sales outstanding (“DSO”) in receivables as of December 31, 2006 and December 31, 2005 were 69 and 73 days, respectively. The decrease in DSO’s in 2006 is primarily a result of the improved payment terms and intense collection of accounts receivable. During the year 2005, we sold trade receivables in a total amount of $13.5 million. We did not sell trade receivables during 2006.

Inventories. Inventories were $30.5 million as of December 31, 2006, compare to $30.6 million at December 31, 2005. Inventories consist of raw materials, work in process and finished goods and inventories at customers which are not recognized as revenues yet. As a result of the foregoing, inventory turns were approximately 2.6 times in fiscal 2006 and 2.8 times in 2005. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We are focusing our operational efforts to increase inventory turns to enhance our responsiveness to future customers’ needs and market changes.

WORKING CAPITAL

Our working capital from continuing operations was approximately $100.6 million as of December 31, 2006, compared to $107.2 million as of December 31, 2005 and $67.4 million as of December 31, 2004. The decrease in working capital from December 31, 2005 to December 31, 2006 is primarily attributable to the increase in other accounts payable and accrued expenses. The increase in working capital from December 31, 2004 to December 31, 2005 is attributable to an increase in our cash and cash equivalents and our marketable securities balances, and change in the mix of our cash and cash equivalents, long-term bank deposits and marketable securities that had partially moved from long term to short term, and to an increase in trade receivables

Commitments

Long term debt. During 2003, we entered into a long-term loan agreement for approximately $7.0 million with a bank designated for the settlement of a portion of our OCS royalty payment obligations. The loan is linked to the US dollar and is payable in four equal annual installments carrying variable interest. As of December 31, 2006 the balance of the long-term loan was approximately $1.7 million. The loan is secured by a back-to-back lien of a bank deposit.

Leases. We lease office space in several worldwide locations. Rent expense totaled $5.1 million, $4.6 million and $4.5 million in 2006, 2005 and 2004, respectively. We also lease various motor vehicles under operating lease agreements, which expire in 2009. Motor vehicles leasing expenses for the year ended December 31, 2006 were $2.3 million, for the year ended December 31, 2005 were $2.2 million and for the year ended December 31, 2004 were $2.1 million.

Future annual minimum lease payments under all non-cancelable operating leases as of December 31, 2006 were as follows (in thousands):

	Rental of premises	Lease of motor vehicles

2007	$3,936	$2,479
2008	3,338	1,447
2009	3,169	567
2010	3,008	-
2011	752	-
	$14,203	$4,493

Royalties. During 2005, we recorded royalty-bearing grants from the OCS for the support of research and development activities aggregating to $52,000 for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required. We did not receive royalty-bearing grants from the OCS during 2006.

During 2006, we paid or accrued royalties to the OCS in the amount of $0.7 million. As of December 31, 2006, the aggregate contingent liability to the OCS amounted to $5.6 million.

The following table of our material contractual obligations as of December 31, 2006, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	During the second and third years	3-5 years	More than 5 years
Maturity of Long-Term Debt	$ 1,749	$1,749	--	--	--
Rental Lease Obligations	$14,203	$ 3,936	$ 6,507	$ 3,760	--
Motor vehicle Leases	$ 4,493	$ 2,479	$ 2,014	--	--

Treasury stock. Through December 31, 2002, we resolved to implement a share buyback plan under which the total amount to be paid for the repurchase of shares, shall not exceed $9 million dollars. As of December 31, 2006, we had purchased 3,796,773 shares at a weighted average price per share of approximately $2.07 per share. We did not buy back shares during 2005 or 2006.

FUTURE NEEDS

We believe our cash balances and investments and governmental research and development grants will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments, future customer financings, and other liquidity requirements associated with our existing operations through at least the next twelve months. We believe that the most strategic uses of our cash resources include working capital, strategic investments to gain access to new technologies, acquisitions, financing activities, and repurchase of shares. There are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources. However, if our operations do not generate cash to the extent currently anticipated by us, or if we grow more rapidly than currently anticipated, it is possible that we will require more funds than anticipated. We expect that these sources will continue to finance our operations in the long term, and will be complemented, if required, by private or public financing.

Effective Corporate Tax Rate

Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate, which was 31% in 2006 and is progressively being reduced to a rate of 25% in 2010. However, as detailed below, income derived in Israel from certain “Approved Enterprises” will enjoy certain tax benefits for a specific definitive period. The allocation of income derived from approved enterprises is dependent upon compliance of certain requirements with the Investment Law.

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

In 1997, Floware submitted a request for Approved Enterprise status of its production facility in Or Yehuda. This request was approved. After the merger, Floware’s enterprise was relocated into our facilities in Tel-Aviv. The income derived from this Approved Enterprise will be tax-exempt for a period of two years and will thereafter enjoy a reduced tax rate between 10% and 25% for an additional period of five to eight years. The actual number of years and tax rate depends upon the percentage of the non-Israeli holders of our share capital. The period of benefits will commence with the first year that we earn taxable income.

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

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if we had not elected the alternative system of benefits, currently between 10%-25% for an “Approved Enterprise”. As of December 31, 2006, our accumulated deficit does not include tax-exempt profits earned by our “Approved Enterprise”.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and, has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as an Privileged Enterprise such as provision generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

Under the Amendment, in June 2005, we submitted an expansion request for additional "Approved Enterprise" approval regarding its production facilities in Nazareth, Migdal Haemek, Omer and Tel-Aviv. A portion of the income derived from this "Approved Enterprise" will be tax-exempt for a period of 10 years and the rest will be taxed at a reduced rate of 10% to 25% (depending on the percentage of foreign investment in the Company). The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income. Our expansion request has not yet been approved.

As of December 31, 2006, in the Israeli company we had available tax loss carryforwards amounting to approximately $84 million, which may be carried forward, in order to offset taxable income in the future, for an indefinite period. In addition, the incurred net tax operating loss carryforwards in a total amount of $69 million of BreezeCOM and Floware at the effective time of the merger can be carried forward to subsequent years and may be set off against our taxable income beginning with the tax year immediately following the merger. This set off is limited per each calendar year to the lesser of:

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

As a result, we do not anticipate being subject to corporate income tax in Israel until at least 2008.

As of December 31, 2006, the state and the U.S. federal tax losses carryforward of our U.S. subsidiary, amounted to approximately $39 million and $47.5 million, respectively. These losses are available to offset against any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2011 and 2026, respectively.

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

Inter alia, the Amendment provides for a gradual reduction in the statutory company tax rate in the following manner: in 2006 the tax rate was 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

Because we have more than one “Approved Enterprise,” our effective tax rate in Israel will be a weighted combination of the various applicable tax rates. We are likely to be unable to take advantage of all tax benefits in Israel for an Approved Enterprise, which would otherwise be available to us because a portion of our operations may be considered by the Israeli tax authorities as generated in areas that are defined as non-Approved Enterprise areas. In addition, because the tax authorities customarily review and reassess existing tax benefits granted to merging companies, and we have yet to finalize the status of our tax benefits following the Floware merger and the InnoWave acquisition , we cannot assure you that the tax authorities will not modify the tax benefits that we enjoyed prior to these transactions.

Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our Brazilian, French, German, Singapore, Hong Kong, Japanese, Romanian, U.K., Uruguayan, Polish, Dutch, Turkish, Mexican, Ireland, China, Philippines and U.S. subsidiaries will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in other jurisdictions where we own assets, have employees or conduct activities. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

Government Grants

Under an arrangement entered during 2003 with the Office of the Chief Scientist in Israel’s Ministry of Industry and Trade (“the OCS”), the company settled its liability for the amount due of approximately $8.5 million. The repayment to the OCS can be made over a period of five years from the date of settlement. The liability is linked to Israel’s Consumer Price Index (“CPI”) and bears annual interest of 4%.

This arrangement enables us to participate in new OCS programs under which we will be eligible to receive grants for research and development projects without any royalty repayment obligations excluding OCS programs grants resulting from InnoWave’s former operations which were not included in this arrangement.

In addition to these grants, we obtain grants from the OCS to fund certain other research and development projects as part of our participation in the Magnet Consortium These grants do not bear any royalty repayment obligations.

Recently issued accounting standards

In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for income taxes" ("FAS 109"). This includes tax positions considered to be routine as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

        FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We are still valuating the potential impact of FIN 48 on our financial position and results of operations. We are currently assessing the impact FIN 48 will have on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No.  157”). This  statement  provides  a single definition of fair value,  establishes  a  framework  for  measuring  fair  value, and expands disclosures  concerning  fair  value.  Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant   measure   of   value,   except   SFAS No. 123(R) and related interpretations.

The statement does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair  value.  This pronouncement is effective for fiscal years beginning after  November  15,  2007.  We do not anticipate any material impact on our consolidated financial statements upon the adoption of this standard.

In February, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No.159 on our consolidated financial position and results of operations.

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

As of December 31, 2006, our research and development staff consisted of 382 full time employees. Our research and development is conducted at our facilities in Israel, Romania, and Spain. We occasionally use independent subcontractors for portions of our development projects.

Our gross research and development expenses were approximately $31.2 million or 15.6% of sales in 2004, $32.8 million or 18.5% of sales in 2005 and $42 million or 23% of sales in 2006. The Government of Israel and other jurisdictions for funding approved research and development projects reimbursed us for approximately $3.9 million in 2004, $3.1 million in 2005 and $3.2 million in 2006.

D.    TREND INFORMATION

See the overview section of "Operating and Financial Review and Prospects - Operating Results" above.

E.    OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Included under Section B of this Item 5.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists the name, age, and position of each of our directors and executive officers:

Name	Age	Position

Anthony Maher	61	Chairman of the board of directors (1)(4)
Dr. Meir Barel	56	Vice Chairman of the board of directors (4)
Oded Eran	51	Director (1)(3)
Benny Hanigal	56	Director
Professor Raphael Amit	59	Director(1)(2)(3)(4)
Robin Hacke	47	Director (1)(2)(3)
Amnon Yacoby	57	Director
Dr. David Kettler	64	Director (4)
Zvi Slonimsky	57	Director
Tzvi Friedman	45	Chief Executive Officer, President and Director
Dafna Gruber	42	Chief Financial Officer (5)
Efrat Makov	39	Chief Financial Officer Designate (5)
Uzi Brier	48	President, Broadband Mobile unit
Rudy Leser	42	Corporate Vice President, Strategy & Marketing
Avi Mazaltov	45	President, Operations and Infrastructure Division
Avi Wellingstein	46	President of the Customers’ Business Division
Avinoam Barak	44	President of the Broadband Wireless Access Division
Haim Srur	42	Corporate Vice President of Human Resources
Amir Tirosh	38	Corporate Vice President of Corporate Development
Greg Daily	43	President, Alvarion, Inc.

(1)	“Independent Director” under rules of the Securities and Exchange Commission and NASDAQ Marketplace Rules (see explanation below)

        (2)    "External Director" within the meaning of the Israeli Companies Law (see explanation below)

        (3)     Member of our Audit Committee.

(4)	Member of our Compensation, Nominating and Corporate Governance Committee.

(5)	On April 30, 2007, Ms. Gruber is scheduled to step down as Chief Financial Officer and Ms. Makov is scheduled to assume the office of Chief Financial Officer.

Mr. Anthony Maher has served as the chairman of our board of directors since March 2004. He was a member of Floware’s board of directors from 1997 and until its merger with us and has, since the merger, served as a member of our board of directors. Until January 2002, Mr. Maher was a Member of the Executive Management Board of the Information and Communication Networks Group of Siemens AG. Since 1978, Mr. Maher has held various engineering, marketing and managerial positions at Siemens. Prior to that, he was employed by Bell Telephone Laboratories in Naperville, Illinois, contributing to hardware and software design, as well as System engineering. Mr. Maher also serves as director of Adva Optical Networks, Inc., Wavecom Communications, Broadlight and Xtellus Inc. Mr. Maher holds M.Sc. and B.Sc. degrees in Electrical Engineering and Physics from the University of Illinois.

Dr. Meir Barel served as the chairman of the board of directors of Floware from its inception until its merger with us in August 2001, and has, since the merger, served as vice chairman of our board of directors. Dr. Barel also served as a director of BreezeCOM between 1994 and 2000. Dr. Barel is the founder and managing partner of Star Venture Management, a venture capital company, which was founded in 1992. From 1988 to 1992, Dr. Barel was a managing director of TVM Techno Venture Management, Munich. Prior to 1986, Dr. Barel served in various German and Israeli companies involved in factory automation, computer design and data communication. Dr. Barel received a doctorate in Electrical Engineering from the Data Communication Department of the Technical University of Aachen, Germany.

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

Dr. David Kettler joined as a member of our board of directors in May 2004. He provides consulting on telecom and information technology through DAK Solutions, LLC in Atlanta. Previously, Dr. Kettler served as the BellSouth Vice President in charge of the Science & Technology organization and Chief Architect for the BellSouth Network until his retirement at the end of 2000. Prior to BellSouth, Dr. Kettler spent over 15 years at AT&T Bell Laboratories and in Strategic Planning at AT&T Corporate Headquarters. After his retirement from BellSouth he served a few years as Managing Director and General Partner of H.I.G. Capital Management. He has actively contributed to Computer Science & Telecommunications Board Committee Reports on the Internet and Broadband. Dr. Kettler also serves on the College of Computing Advisory Board of Georgia Institute of Technology and numerous research and economic development steering committees. He has proactively engaged university/industry activities, led numerous consortia projects and facilitated the technology transfer from research laboratories toward commercialization. Dr. Kettler is an IEEE Fellow. He earned his BEE, MSEE, and Ph.D.EE from the University of Virginia and is past Chairman of the ECE Industrial Advisory Board and the School of Engineering and Applied Sciences Academic Board.

Mr. Zvi Slonimsky became a member of our board of directors and served as our co-Chief Executive Officer following our merger with Floware in August 2001. Mr. Slonimsky is the chairman of Teledata, and New Era Biotech and board member of Sequans. He also provides telecom and information technology consultant through EIR ZS in Tel Aviv. From 2002 to 2005 he served as our sole Chief Executive Officer. Prior thereto he served as our President and Chief Operating Officer since May 1999. Mr. Slonimsky had been President and Chief Executive Officer of MTS Ltd., a company supplying add-on software to PBXs, since its inception in December 1995 as a spin off from C. Mer Industries until 1999. Mr. Slonimsky joined C. Mer in November 1992 as Vice President of its products division. Before joining C. Mer, he was the General Manager of Sorek Technology Center from September 1991 to November 1992. From 1989 to 1991, Mr. Slonimsky was the General Manager of DSPG Ltd., the Israeli-based subsidiary of DSPG, Inc. Prior to DSPG, he held various management positions in Tadiran Ltd., an Israeli communication equipment manufacturer. Mr. Slonimsky holds the B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion and a M.B.A. degree from Tel-Aviv University.

Mr. Tzvi Friedman was appointed Alvarion’s CEO and President in October 2005 and has been our director since July 2005. He joined Floware in October 2000 as its President and Chief Operating Officer and served in this capacity in Alvarion since our merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom. From 1992 to 1996, Mr. Friedman served as vice president Marketing and Sales of ECI Telecom’s SDH division. Mr. Friedman holds a B.Sc.E.E. summa cum laude in Electrical Engineering , a M.Sc.E.E. cum laude in Electrical Engineering from Tel Aviv University and a Sloan Program M.Sc.M. in Management from the London Business School.

Ms. Dafna Gruber has been our Chief Financial Officer since 1997 and was our controller from 1996 to 1997. From 1993 to 1996, Ms. Gruber was a controller at Lannet, a worldwide leading data communications company subsequently acquired by Lucent. Ms. Gruber is a certified public accountant in Israel since 1991and holds a B.A. degree in Accounting and Economics from Tel Aviv University

Ms. Efrat Makov Joined Alvarion on March 1, 2007. Ms. Makov will assume the Chief Financial Officer responsibilities in late April, 2007. Ms. Makov has held management positions with three Israeli-based NASDAQ-listed companies, most recently as Chief Financial Officer at Aladdin Knowledge Systems Ltd. where she was responsible for the finance, operations, information systems and human resources functions from September 2005 through January 2007. From September 2002 through August 2005, she served as Corporate Controller and Vice President of Finance at Check Point Software Technologies Ltd. and from August 2000 through August 2002, as the Director of Finance for NUR Macroprinters Ltd. Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen in New York, London and Tel Aviv. Ms. Makov is a Certified Public Accountant in Israel and the United States and holds a B.A. in Accounting and Economics from Tel Aviv University.

Mr. Uzi Brier joined Alvarion in July 2006 as President of the Broadband Mobile Unit. Most recently, Mr. Breier served as CEO of Optibase. Prior to Optibase, he served as CEO of Emblaze Semiconductor (part of the Emblaze Group). He also served as CEO of Ayeca and various senior positions at Flextronics and National Semiconductor in Israel and the United States.  Mr. Breier holds two bachelors of science degrees in computer science and industrial engineering, both from New York Institute of Technology, as well as an MBA from San Jose State, completing all three with honors.

Mr. Rudy Leser was appointed our Corporate VP Strategy and Marketing in January 2006. Mr. Leser joined us in August 2000 upon the merger with Floware. Mr. Leser served as Floware’s VP Strategy and Product Management and in January 2002 was appointed as our Vice President of Marketing. Mr. Leser joined Floware in August 2000 as Vice President of Business Development. Prior to joining Floware, Mr. Leser held various positions in the fields of marketing including strategic marketing director at Metalink. Mr. Leser holds the B.Sc. and M.Sc. degrees in Aerospace Engineering from the Technion Israel Institute for Technology.

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

Mr. Amir Tirosh joined the Alvarion management team as Corporate VP of Corporate Development at the beginning of 2007, bringing with him over 10 years of experience in management and business development. Most recently, Mr. Tirosh served as the Corporate Vice President and General Manager of the Embedded Business Unit in M-Systems and as the Corporate Vice President of Corporate Business Development, leading all M&A, investment and strategic agreements of the company. Prior to M-Systems, Mr. Tirosh served as the Director of Corporate Business Development at Teva Pharmaceutical. Mr. Tirosh holds a Bachelors of Science degree in Industrial Management Engineering from the Technion Israel Institute of Technology and an MBA from Tel Aviv University.

Greg Daily joined Alvarion, Inc., Alvarion's North American subsidiary, in January 2006 and was named President in August 2006. Prior to Mr. Daily's current position, he was leading venture-backed private companies in general management and executive sales roles.  He was most recently President and CEO of Pedestal Networks. Prior to Pedestal he worked for ten years at ADC Telecommunications, serving in various positions including General Manager of Transport Products division, General Manager of its Optical Networking Group, Group Vice-President of North American Sales and other sales management positions. Mr. Daily holds both Master and Bachelor of Science degrees in engineering management and electrical engineering from the University of Missouri at Rolla and is a graduate of the executive development program at the J.L. Kellogg Graduate School of Management at Northwestern University.

The terms of Messrs. Kettler, Slonimsky and Yacoby expire at our 2007 annual general meeting, the terms of Messrs. Friedman and Hanigel expire at our 2008 annual general meeting and the terms of Messrs. Maher, Barel and Eran expire at our 2009 annual general meeting. The terms of our external directors, Professor Amit and Ms. Hacke, expire in September 2009 and August 2007, respectively.

There are no family relationships between any of our directors and executive officers.

B.    COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate direct labor costs associated with all of our directors and executive officers as a group (20 persons) for the year ended December 31, 2006 (including persons who served as directors or executive officers for only a portion of 2006, and whether or not serving as such as of December 31, 2006) was approximately $3,534,000. This amount includes approximately $ 300,400 which was set aside or accrued to provide pension, retirement, social security or similar benefits. The amount does not include amounts expended by us for vehicles made available to our officers, expenses, including business travel, professional and business association dues and expenses, reimbursements to directors and officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Our directors who are not officers received an aggregate of approximately $ 287,000 in compensation in 2006.

From time to time we grant options and awards under our equity incentive plans (described below) to our executive officers and directors.

Option grants to directors (including the chairman of our board of directors) who are not executive officers are made pursuant to an automatic option grant program. Each non-employee director who is elected or re-elected to our board of directors is granted upon his or her election or re-election, an option to purchase 10,000 ordinary shares per each year of the term for which he or she is elected or re-elected. The options vest in equal quarterly installments over the term of election or re-election, commencing at the end of the third month following the date of election or re-election. All options to our non-employee directors pursuant to the automatic option grant program are granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Market on the on the last trading day immediately preceding the date of the election or re-election.

During 2006, we granted all of our directors and executive officers as a group (20 persons) options to purchase an aggregate of 460,000 of our ordinary shares at exercise prices ranging from $5.37 to $8.72, with expiration dates ranging from May 2012 to January 2016.

As of December 31, 2006, our directors and executive officers held outstanding options to purchase an aggregate of 4,697,330 ordinary shares, at exercise prices ranging from $1.9 to $15.4 , with expiration dates ranging from January 2009 to January 2016.

C.    BOARD PRACTICES

Appointment of Directors and Terms of Officers

Our board of directors currently consists of ten members. Under our articles of association, the board is to consist of between four and ten members. Our directors are elected by our shareholders at an annual general shareholders meeting. Our directors generally commence the terms of their office at the close of the annual general shareholders meeting at which they are elected and, other than our external directors, serve in office until the close of the third annual general shareholders’ meeting following the meeting at which they are elected, and may be re-elected by the shareholders. Annual general shareholders’ meetings are required to be held at least once every calendar year, but not more than fifteen months after the last preceding annual general shareholders’ meeting. Until the next annual general shareholders’ meeting, shareholders may elect new directors to fill vacancies in, or increase the number of the members of the board of directors in a special meeting of the shareholders. Our board of directors may appoint any person as a director temporarily to fill any vacancy created in the board of directors, except for vacancies of an external director. The terms of office of the directors, including compensation, must be approved, under the Israeli Companies Law, by the audit committee, the board of directors and the shareholders. The appointment and terms of office of all our executive officers are determined by our board of directors, the Compensation Nominating and Corporate Governance Committee or our CEO.

Service Contracts of Directors

None of our directors has the right to receive any benefit upon termination of his or her office or any service contract he or she may have with us.

External Directors

We are subject to the provisions of the Israeli Companies Law. Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint a minimum of two directors who qualify as external directors under the Israeli Companies Law. At least one of the external directors is required to have "financial and accounting expertise"

(unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has "financial and accounting expertise") and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to external directors appointed prior to January 2006. A person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment as external director, or had, during the preceding two years, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

A person may not serve as an external director if that person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may adversely impact such person’s ability to serve as an external director. Under the Israeli Companies Law, each committee of a company’s board of directors is required to include at least one external director, except for the audit committee which requires that all external directors be members of such committee. The term of office of an external director is three years and may be extended for additional three year terms. The external directors must be elected by the majority of the shareholders in a general meeting, provided that either the shares voting in favor of the external director’s election includes at least one-third of the shares of non-controlling shareholders or the total shares of non-controlling shareholders voted against the election does not represent more than one percent of the total voting rights in the company. Until the lapse of two years from his or her termination of office, a company may not engage a former external director to serve as an office holder and may not employ or receive professional services from that person, either directly or indirectly, including through an entity controlled by that person.

Currently Ms. Robin Hacke and Professor Raphael Amit qualify as our external directors under the Israeli Companies Law. Ms. Hacke's term will expire in August 2007, and Professor Amit's term will expire in September 2009. We have appointed the external directors to the committees of our board of directors as required by law.

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

The members of our audit committee are Professor Amit, Ms. Hacke and Mr. Eran, each of whom is an independent director under the requirements of the Securities and Exchange Commission and NASDAQ. Professor Amit qualifies as a financial expert for purposes of the rules of the Securities and Exchange Commission. As stated above, Ms. Hacke and Professor Amit qualify as external directors under the Israeli Companies Law.

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

Internal Auditor

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s acts comply with applicable law and orderly business procedure. The internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. Our current internal auditor, Mr. Eyal Weitzman, has served in such role since February 2006.

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

Exculpation, Insurance and Indemnification of Directors and Officers

Our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may indemnify our office holders for the following liabilities or expenses incurred by an office holder as a result of an act done by him/her in his/her capacity as an office holder: a financial liability imposed on him or her in favor of another person by a court judgment, including a settlement, judgment or an arbitrator’s award approved by a court; reasonable costs of litigation, including attorney’s fees, expended by our office holders as a result of an investigation or proceeding instituted against the office holders by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against the office holders or the imposition of any financial liability in lieu of criminal proceedings, or was concluded without the filing of an indictment against the office holders and a financial liability was imposed on the office holders in lieu of criminal proceedings with respect to a criminal offense in which proof of criminal intent is not required; reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to him or her by a court, in a proceeding filed against him or her by the company or on its behalf or by another person, or in a criminal charge from which he or she was acquitted, or in a criminal charge of which he was convicted of a crime which does not require a finding of criminal intent.

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

Our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may obtain insurance to cover any liabilities imposed on our office holders as a result of an act done by him in his capacity as an office holder, in any of the following:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that he acted in good faith and had reasonable grounds to assume that his act would not harm us; or

•	financial liability imposed upon him in favor of another person.

In addition, our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may exculpate an office holder in advance from liability, in whole or in part, for damages resulting from a breach of his duty of care to us.

These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

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

D.    EMPLOYEES

As of December 31, 2006, we had 941 employees of which 382 were engaged in research and development, 242 in operations, 241 in sales and marketing and 76 in administration and management. Of our full-time employees, as of December 31, 2006, 645 were located in Israel, 66 in the United States and 230 at our other branch offices, listed in Item 4C - Information on the Company - ‘Organizational Structure’.

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

E.    SHARE OWNERSHIP

The following table sets forth certain information as of April 1, 2007 for (i) each of our executive officers and directors that beneficially owns more than 1% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group. The information in the table below is based on 61,919,561 ordinary shares outstanding as of April 1, 2007. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares (1)	Percentage of Outstanding Ordinary Shares
Amnon Yacoby (2)	838,157	1.35%

Mr. Tzvika Friedman (3)	715,315	1.14%

All directors and executive officers as a group (20 Persons) (4)	3,711,696	5.73%
_________________________

•	The number of ordinary shares beneficially owned includes the shares issuable pursuant to options are exercisable within 60 days of April 1, 2007.

(1)
Shares issuable pursuant to such options are deemed outstanding for com-puting the percentage of the person holding such options or restricted share units but are not outstanding for computing the percentage of any other person.

(2)	Based on information provided by Mr. Yacoby and other information available to us. Includes options to purchase 152,030 of our ordinary shares which are exercisable within 60 days of April 1, 2007.
(3)	Consist of options to purchase 715,315 of our ordinary shares which are exercisable within 60 days of April 1, 2007.
(4)	Includes options to purchase 2,904,281 of our ordinary shares which are exercisable within 60 days of April 1, 2007.

None of our other directors and executive officers listed in Item 6.A held more than 1% of our outstanding shares as of April 1, 2007.

As of April 1, 2007, our directors and executive officers listed in Item 6.A above, as a group, held 4,434,530 options to purchase of our ordinary shares at a weighted average exercise price of $6.91 with expiration dates ranging from January 2009 to January 2016. The voting rights of our directors and executive officers do not differ from the voting rights of other holders of our ordinary shares.

Equity Incentive Plans

As of December 31, 2006 a total of 26,498,651 ordinary shares have been reserved for issuance upon exercise of options granted to our employees, officers, directors and consultants pursuant to our share option plans. These ordinary shares have been reserved pursuant to our 2006 Global Share Based Incentive Plan, or 2006 Plan,

2002 Global Share Option Plan, or the 2002 Plan, Key Employee Share Incentive Plan (1994), as amended, Key Employee Share Incentive Plan (1996), Key Employee Share Incentive Plan (1997), 1999 U.S. Stock Option Plan, interWAVE’s 1994 Stock Option Plan, interWAVE 1999 Stock Option Plan and Floware’s Key Employee Share Incentive Plan (1996).

Options granted under the share option plans usually vest over a period of four years.

As of December 31, 2006, options to purchase 10,420,697 of our ordinary shares were outstanding under the share option plans, including options issued pursuant to the terms of the Floware merger and interWAVE amalgamation, at a weighted average exercise price of $8.27 per share. Unless a shorter period is specified in the notice of grant or unless the applicable share option plan has an earlier termination date, each of the 10,420,697 options outstanding expire between six and ten years from the date of grant. As of December 31, 2006, options to purchase 1,917,214 of our ordinary shares were available for issuance under the share option plans,

As of December 28, 2005, 1,834,452 unvested out-of-the-money options with an exercise price higher than $10 per share and related to the vesting period from January 1, 2006 through January 1, 2007 had been accelerated. The options were accelerated to reduce the expense impact in 2006 and beyond of a new accounting standard for stock based compensation. Because we have accounted for stock based compensation prior to January 1st, 2006 using the intrinsic value method prescribed in Accounting Principles Board (APB) No. 25, and because these options were priced above current market, the acceleration of vesting of these options did not require accounting recognition in our financial statements. However, the impact of the vesting acceleration on pro forma stock based compensation required to be disclosed in the financial statement footnotes under the provisions of SFAS No. 123, was an increase in compensation cost by approximately $5.2 million (see note 2m to our financial statements).

In 2006, our board of directors, based on the recommendation of our Compensation Nominating and Corporate Governance Committee, adopted the 2006 Plan. Under the 2006 Plan, we may grant restricted share units, restricted shares, options and other equity awards to employees, directors, consultants, advisers and service providers of our company and its subsidiaries. Pursuant to the 2006 Plan, 1,500,000 ordinary shares were initially reserved for issuance upon the exercise of awards is granted under the 2006 Plan. The number of ordinary shares available for issuance under the 2006 Plan shall be reset annually on April 1 of each year to equal 4% of our total outstanding shares as of such reset date. As of December 31, 2006, options to purchase 1,313,567 of our ordinary shares were outstanding under the 2006 Plan.

The 2006 Plan was approved solely by our board of directors pursuant to NASDAQ rules permitting foreign private issuers to follow home country rules in such matters. According to Israeli Company Law, incentive plans as well as their underlying pool do not require shareholders’ approval, with the exclusion of grants to board members, which requires shareholders’ approval. At the same time the new plan was approved by our board of directors, the board set new guidelines for awarding options that take into consideration factors like option-related expensing requirements, potential dilution, employee retention as well as generally accepted guidelines and practices in the United States. The number of eligible employees was reduced significantly and actual grants to each employee were reduced compared to prior guidelines.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

           A.            MAJOR SHAREHOLDERS

As of April 1, 2007, we do not know of any person or entity who beneficially owns more than 5% of our outstanding ordinary shares.

Based on a review of the information provided to us by our transfer agent, as of April 1, 2007, there were 67 holders of record of our ordinary shares, including 61 holders of record with a United States mailing address, including banks, brokers and nominees. As of April 1, 2007, these 61 holders of record held approximately 59,412,731 ordinary shares representing approximately 96% of the aggregate 61,919,561 ordinary shares outstanding as of such date. Because these holders of record include banks, brokers and nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96% of our outstanding ordinary shares as of such date), the beneficial owners of these ordinary shares may include persons who reside outside the United States.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person or persons severally or jointly and currently there are no arrangements that may, at a subsequent date, result in a change in our control.

B.    RELATED PARTY TRANSACTIONS

None.

C.     INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

    A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

On November 21, 2001, a purported Class Action (the "Action") lawsuit was filed against interWAVE, certain of its former officers and directors, and certain of the underwriters for interWAVE's initial public offering ("IPO"). On April 19, 2002, plaintiffs filed an amended complaint. The amended complaint alleges that the prospectus from interWAVE's IPO failed to disclose certain alleged improper actions by various underwriters for the offering, in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. Similar complaints have been filed concerning more than 300 other IPOs; all of these cases have been coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 8, 2002, the Court entered an Order of Dismissal as to all of the individual defendants in the IPO litigation, without prejudice. A stipulation of Settlement (the "Settlement") has been submitted to the Court. On August 31, 2005, the Court granted preliminary approval of the Settlement. Under the Settlement, all claims against interWAVE would be dismissed in exchange for contingent payment guarantee by the insurance companies responsible for insuring interWAVE as an issuer. The settlement remains subject to certain conditions, including final Court approval. On April 24, 2006, the Court held a fairness hearing in connection with the motion for final approval of the Settlement. The Court has not yet issued a ruling on the motion for final approval. On December 5, 2006, the Court of Appeals for the Second Circuit reversed the Court's October 2004 order certifying a class in six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceeding. interWAVE is not one of the test cases and it is unclear what impact, if any, this will have on interWAVE's case. If the Settlement is not achieved, the Company believes that it has meritorious defenses and intends to defend the Action vigorously. However, the litigation results can not be predicted at this point.

On January 19 and February 2, 2007, purported securities class action lawsuits were filed in the United States District Court for the Northern District of California, and on February 13 and March 9, 2007, purported securities class action lawsuits were filed in the United States District Court for the Southern District of New York. The four complaints are substantially identical. Each complaint names the Company as a defendant.  The first three complaints also name as defendants one of the Company's officers and two of its directors, while the fourth complaint names two officers and only one director. Each complaint generally alleges violations of certain U.S. federal securities laws and seeks unspecified damages on behalf of a class of purchasers of Alvarion ordinary shares between November 3, 2004 and May 12, 2006. The plaintiffs allege, among other things, that the defendants made false and misleading statements concerning Alvarion’s business prospects, purportedly violating Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.  The Company anticipates that these four complaints will be consolidated.  The Company has not responded to the Complaints, and does not expect to respond until the Court appoints a lead plaintiff and the appointed lead plaintiff files a Consolidated Amended Complaint, which the Company anticipates will occur in the second or third quarter of 2007. The Company believes that is has meritorious defenses to the claims and intends to defend the action vigorously.

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

Export Sales

Export sales constitute a significant portion of our sales. In 2006, export sales were approximately $180.7 million constituting approximately 99% of our total sales. For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see “Item 5--Operating and Financial Review and Prospects--Operating Results.”

Dividend Policy

We have never declared or paid any cash dividend on our ordinary shares. We do not anticipate paying any cash dividend on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and expand our business.

B.    SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2006.

ITEM 9.        THE OFFER AND LISTING

    A.    OFFER AND LISTING DETAILS

The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Market in US$ and as reported by the Tel Aviv Stock Exchange, in NIS, for each of the last five years.

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2002	$4.05	$ 1.64	NIS 18.04	NIS 8.54
2003	$11.75	$ 1.84	NIS 51.10	NIS 8.69
2004	$17.15	$ 8.50	NIS 74.30	NIS 41.47
2005	$14.23	$ 7.26	NIS 60.79	NIS 34.38
2006	$10.96	$ 4.92	NIS 49.71	NIS 22.46

The following table sets forth, for each of the full financial quarters in the years indicated, the high and low sales price for our ordinary shares as reported by the NASDAQ Global Market and as reported by the Tel Aviv Stock Exchange, in NIS:

	NASDAQ Global Market		Tel Aviv Stock Exchange
2005	High	Low	High	Low
First Quarter	$14.23	$ 8.90	NIS 60.79	NIS 39.67
Second Quarter	$11.82	$ 7.87	NIS 52.39	NIS 36.26
Third Quarter	$11.82	$ 7.90	NIS 51.88	NIS 36.71
Fourth Quarter	$9.51	$ 7.26	NIS 44.16	NIS 34.38
2006	High	Low	High	Low
First Quarter	$10.96	$ 8.70	NIS 49.71	NIS 40.28
Second Quarter	$9.23	$ 5.94	NIS 42.95	NIS 27.19
Third Quarter	$7.45	$ 4.92	NIS 31.48	NIS 22.46
Fourth Quarter	$7.80	$ 6.18	NIS 33.19	NIS 26.83

The following table sets forth the high and low sales price for our ordinary shares as reported by the NASDAQ Global Market and the Tel Aviv Stock Exchange, in NIS, for the most recent six months:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Month	High	Low	High	Low

October 2006	$ 7.75	$ 6.18	NIS 33.50	NIS 26.60
November 2006	$ 7.80	$ 6.81	NIS 33.19	NIS 26.83
December 2006	$ 7.29	$ 6.50	NIS 30.43	NIS 27.28
January 2007	$ 7.10	$ 6.03	NIS 29.84	NIS 26.71

	NASDAQ Global Market		Tel Aviv Stock Exchange
Month	High	Low	High	Low
February 2007	$ 8.49	$ 6.38	NIS 35.61	NIS 27.87
March 2007	$ 8.40	$ 7.30	NIS 33.97	NIS 30.77
April 2007 (through April 25, 2007)	$8.70	$7.80	NIS 35.22	NIS 32.55

As of April 26, 2007, the exchange rate of the NIS to the US$ was $1 to NIS 4.014.

B.    PLAN OF DISTRIBUTION

Not applicable.

C.    MARKETS

Our ordinary shares began trading on the NASDAQ Global Market on March 23, 2000 under the symbol “BRZE.” Prior to that date, there was no market for our ordinary shares. On August 1, 2001, upon the completion of our merger with Floware and the change of our name to Alvarion Ltd., our symbol was changed to “ALVR.” On August 1, 2001, our ordinary shares also began to trade on the Tel Aviv Stock Exchange.

D.    SELLING SHAREHOLDERS

Not applicable.

E.    DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.       ADDITIONAL INFORMATION

A.    SHARE CAPITAL

Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

We are registered under the Israel Companies Law as a public company with the name Alvarion Ltd. and registration number 51-172231-6.

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

Our authorized share capital consists of 85,080,000 ordinary shares, par value NIS 0.01 per share.

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

An annual general meeting of our shareholders, or “annual meeting,” must be held once in every calendar year, within a period of not more than 15 months from the preceding annual meeting, either within or outside of Israel. All general meetings of our shareholders other than annual meetings are called “extraordinary meetings.” Our board of directors has discretion over when to convene an extraordinary meeting. However, our board of directors must convene an extraordinary meeting upon demand by the lesser number of: (i) any two directors of our company; or a quarter of the directors of our company, whichever is lower; or (ii) upon the demand of one or more shareholders holding alone or together at least (A) five percent of the issued share capital of our company and one percent of the voting rights or (B) five percent of the voting rights. Our board of directors, upon demand to convene an extraordinary meeting, is required to announce the convening of the general meeting within 21 days from the receipt of the demand, provided, however, that the date fixed for the extraordinary meeting may not be more than 35 days from the publication date of the announcement of the extraordinary meeting, or such other period as may be permitted by the Israeli Companies Law or the regulations thereunder.

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

Our transfer agent and registrar is the American Stock Transfer & Trust Co. at address 59 Maiden Lane, New York, NY 10038.

C.    MATERIAL CONTRACTS

 On November 21, 2006, we entered into an agreement with LGC Wireless, Inc. to sell substantially all the assets comprising our CMU business to LGC Wireless, Inc. in exchange for promissory and convertible notes and the assumption of certain liabilities. The notes are due on December 31, 2007 and 2008 and are in the aggregate amount of $15.0 million.

Except as otherwise disclosed in this annual report, we did not enter into any other material contracts.
.

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

Israeli Taxation

The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us, and certain Israeli Government programs benefiting us. This section also contains a discussion of certain Israeli tax consequences to persons acquiring ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to certain types of investors subject to special treatment under Israeli law, such as traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting share capital. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities. This discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 31% on taxable income and are subject to real capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. The corporate tax rate was reduced in June 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

We currently qualify as an “Industrial Company” pursuant to the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”). A company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (exclusive of income from certain specified sources), is derived from Industrial Enterprises owned by that company. An “Industrial Enterprise” is defined as an enterprise whose major activity in a particular tax year is industrial manufacturing activity. Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

•	Deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

•	Accelerated depreciation rates on equipment and buildings; and

•
Deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any Government agency. No assurance can be given that we will continue to qualify as an Industrial Company, or will be able to avail us of any benefits under the Industry Encouragement Law in the future.

Law for the Encouragement of Capital Investments, 1959

Tax benefits prior March 2005 Amendment

The Law for Encouragement of Capital Investments, 1959, which is referred to below as the Capital Investments Law, provides that capital investments in a production facility or other eligible assets may, upon application to the Israeli Investment Center of the Ministry of Industry and Commerce, be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An Approved Enterprise is entitled to certain benefits, including Israeli Government cash grants, state-guaranteed loans and tax benefits.

Tax Benefits

Taxable income derived from an Approved Enterprise under the Capital Investments Law grants program is subject to a reduced corporate tax rate of 25%. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in our share capital. The tax rate is 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90%, and 10% if the foreign investment is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years, or 10 years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Israeli Investment Center of the Ministry of Industry and Commerce, or the Investment Center). The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced (as determined by the Investment Center) or 14 years from the year of receipt of Approved Enterprise status.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Capital Investments Law and, in lieu of the foregoing, may participate in an Alternative Benefits Program. Under the Alternative Benefits Program, a company's undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for the remainder of the benefits period. There can be no assurance that the current benefit programs will continue to be available or that we will continue to qualify for benefits under the current programs.

Tax benefits Subsequent to the March 2005 Amendment

In March 2005, the government of Israel passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits as an Approved Enterprise. Among other things, companies that meet the criteria of the alternate package of tax benefits will receive those benefits without prior approval. We believe that our capital investments qualify to receive tax benefits as an Approved Enterprise, however no assurance can be given that such investments will be approved as in fact qualifying for such tax benefits by the Israeli tax authorities. Additionally, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. See “Risk Factors, and specifically - “ if we fail to comply with these conditions in the future, the tax benefits received could be canceled and we could be required to pay increased taxes in the future. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index" and “We currently contemplate that a portion of our products will be manufactured outside of Israel. This could materially reduce the tax benefits to which we would otherwise be entitled. We cannot assure you that the Israeli tax authorities will not adversely modify the tax benefits that we could have enjoyed prior to these events.” for a discussion of the risks our business and prospects for growth face in connection with Tax benefits under Israeli law.

We currently have Approved Enterprise programs under the Capital Investments Law, which to our belief, entitle us to certain tax benefits. The tax benefit period for these programs has not yet commenced. We have elected the Alternative Benefits Program which provides for the waiver of grants in return for tax exemption. Accordingly, our income is tax exempt for a period of two years commencing with the year we first earn taxable income relating to each expansion program, and is subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years to eight years, depending on the percentage of the company’s ordinary shares held by foreign shareholders in each taxable year. The exact rate reduction is based on the percentage of foreign ownership in each tax year. See note 12 to our consolidated financial statements. A company that has elected to participate in the Alternative Benefits Program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including withholding tax thereon, at the rate that would have been applicable had the company not elected the Alternative Benefits Program, ranging from 10% to 25%. The dividend recipient is subject to withholding tax at the reduced rate of 15%, applicable to dividends from Approved Enterprises if the dividend is distributed within 12 years after the benefits period. The withholding tax rate will be 25% after such period. In the case of a company with over 25% foreign investment level, as defined by law, the 12-year limitation on reduced withholding tax on dividends does not apply. This tax should be withheld by the company at the source, regardless of whether the dividend is converted into foreign currency. See “Withholdings and Capital Gains Taxes Applicable to Non-Israeli Shareholders.”

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Capital Investments Law. The termination or substantial reduction of any of the benefits available under the Capital Investments Law could materially impact the cost of our future investments.

The benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Capital Investments Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, together with linkage differences to the Israeli CPI and interest. We believe that our Approved Enterprise programs operate in compliance with all such conditions and criteria.

Foreign investor’s Company (“FIC”)

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors company is a company of which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be entitled to the following:

•	Exemption from tax on its undistributed income up to ten years.

•	An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of our shares.

•	The twelve years limitation period for reduced tax rate of 15% on dividend from the approved enterprise does not apply to Foreign Investor’s Company.

Measurement of Taxable Income

Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index, or changes in exchange rate of the NIS against the dollar, for a “foreign investors” company. Until taxable year 2002, we measured our results for tax purposes in accordance with changes in the Israeli consumer price index. Commencing with taxable year 2003, we have elected to measure our results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar.

Tax Benefits of Research and Development

Israeli tax law permits, under certain conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant government ministry, determined by the field of research, and if the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, a company seeking such deduction. Expenditures not so approved are deductible over a three year period; however, expenditures made out of proceeds made available to us through government grants are not deductible.

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are generally required to withhold income tax at the rate of 25% on all distributions of dividends, although, with respect to U.S. taxpayers, if the dividend recipient holds 10% or more of our voting stock for a certain period prior to the declaration and payment of the dividend, we are only required to withhold at a 12.5% rate. Notwithstanding the foregoing, with regard to dividends generated by an Approved Enterprise, we are required to withhold income tax at the rate of 15%.

Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2006, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 20% unless the holder holds 10% or more of our voting power during the 12 months preceding the sale, in which case it will be subject to a 25% capital gains tax. However, as of January 1, 2003, nonresidents of Israel are exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel, and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance. As of January 1, 2003, nonresidents of Israel are also exempt from Israeli capital gains tax resulting from the sale of securities on the Tel Aviv Stock Exchange; provided that the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel.

In addition, under the income tax treaty between the United States and Israel, a United States resident holder of ordinary shares which are not listed for trading on a stock exchange outside of Israel will be exempt from

Israeli capital gains tax on the sale, exchange or other disposition of such ordinary shares unless the holder owns, directly or indirectly, 10% or more of our voting power during the 12 months preceding such sale, exchange or other disposition.

A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Israel presently has no estate or gift tax.

United States Federal Income Tax Considerations with Respect to the Acquisition, Ownership and Disposition of Our Ordinary Shares

The following is a discussion of certain United States federal income tax consequences applicable to “U.S. Holders” (as defined below) who beneficially own our ordinary shares. The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations promulgated thereunder, and existing administrative rulings and court decisions in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. For purposes of this discussion, it is assumed that U.S. Holders of our ordinary shares hold such stock as a capital asset within the meaning of Section 1221 of the Code, that is, generally for investment. This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular U.S. Holder of our ordinary shares in light of his or her circumstances or to a U.S. Holder of our ordinary shares subject to special treatment under United States federal income tax law, including, without limitation:

•	banks, other financial institutions, “financial services entities,” insurance companies or mutual funds;

•	broker-dealers, including dealers in securities or currencies, or taxpayers that elect to apply a mark-to-market method of accounting;

•	shareholders who hold our ordinary shares as part of a hedge, straddle, or other risk reduction, constructive sale or conversion transaction;

•	tax-exempt entities;

•	persons who have a functional currency other than the U.S. dollar;

•	taxpayers that are subject to the alternative minimum tax provisions of the Code;

•	persons who have owned at any time or who own, directly, indirectly, constructively or by attribution, ten percent or more of the total voting power of our share capital;

•	grantor trusts;

•	certain expatriates or former long-term residents of the United States; and

•	shareholders who acquired our ordinary shares pursuant to the exercise of an employee stock option or right or otherwise as compensation.

In addition, not discussed is the application of : (i) foreign, state or local tax laws on the ownership or disposition of our ordinary shares; (ii) United States federal and state estate and/or gift taxation; or (iii) the alternative minimum tax.

If a partnership (or any entity treated as a partnership for U.S. Federal Income Tax purposes) holds ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

As used in this section, the term “U.S. Holder” refers to any beneficial owner of our ordinary shares that is any of the following:

•	an individual who is a citizen or resident of the United States for United States federal income tax purposes;

•
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States, any State or political jurisdiction thereof, or the District of Columbia;

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

Certain aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. Holder (a “Non-U.S. Holder”) are also discussed below.

Each holder of our ordinary shares is advised to consult his or her own tax advisor with respect to the specific tax consequences to him or her of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income and other tax laws to his or her particular circumstances.

Distributions

Subject to the discussion below under the heading “Passive Foreign Investment Company Status,” to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, a distribution made with respect to our ordinary shares (including the amount of any non-U.S. withholding tax thereon) will be includible for United States federal income tax purposes in the income of a U.S. Holder as a taxable dividend. Dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirement of “qualified dividend income” as defined by the Code. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or PFIC, for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

To the extent that a distribution exceeds our earnings and profits and provided that we were not a PFIC, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in our ordinary shares and thereafter as taxable capital gain. Dividends paid by us generally will not be eligible for the dividends received deduction allowed to corporations under the Code. Dividends paid in a currency other than the U.S. dollar will be includible in income of a U.S. Holder in a U.S. dollar amount based on the spot rate of exchange on the date the distribution is included in income, without reduction for any non-U.S. taxes withheld at source, regardless of whether the payment is in fact converted into U.S. dollars on such date. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Subject to certain conditions and limitations set forth in the Code (including certain holding period requirements), U.S. Holders generally will be able to elect to claim a credit against their United States federal income tax liability for any non-U.S. withholding tax deducted from dividends received in respect of our ordinary shares. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares generally will be treated as income from sources outside the United States and constitute foreign source “passive income” for U.S. foreign tax purposes (or in the case of a financial services entity, “financial services income” (and for tax years beginning after December 31, 2006, as “general category income”)). In lieu of claiming a tax credit, U.S. Holders may instead claim a deduction for foreign taxes withheld, subject to certain limitations.

The rules relating to the determination of the amount of foreign income taxes that may be claimed as foreign tax credits are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available.

Disposition of the Ordinary Shares

Subject to the discussion below under the heading “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder generally will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition of our ordinary shares and the U.S. Holder’s adjusted tax basis in our ordinary shares, which is usually the U.S. dollar cost of the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if our ordinary shares have been held for more than one year on the date of the disposition. Non-corporate U.S. Holders are currently subject to a reduced rate of taxation on long-term capital gains (15% for taxable years beginning on or before December 31, 2010). The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. Any gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes. In addition, a U.S. Holder who receives foreign currency upon the sale or exchange of our ordinary shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

Passive Foreign Investment Company Status

Generally a non-U.S. corporation is treated as a PFIC for United States federal income tax purposes if either:

•
75% or more of its gross income (including the pro rata share of gross income of any company (U.S. or foreign) of which such corporation is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income; or

•
50% or more of its gross assets (including its pro rata share of the assets of any company in which such corporation is considered to own 25% or more of the ordinary shares by value) during the taxable year computed on a quarterly average basis produce or are held for the production of passive income.

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a PFIC, for United States federal income tax purposes. Based upon our market capitalization during 2004, 2005 and 2006 and each year prior to 2001, we do not believe that we were a PFIC for any such year and an independent valuation of our assets as of the end of each quarter of 2001 and based upon our valuation of our assets for 2002 and 2003, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those years. We cannot assure you, however, that the United States Internal Revenue Service ("IRS") or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in a subsequent year.

If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held our shares and such holder failed to make either a “QEF election” or a “mark-to-market election” (as described below) for the first taxable year during which we were a PFIC and the U.S. Holder held our shares:

•
gain recognized (including gain deemed recognized if our ordinary shares are used as security for a loan) by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain "excess distributions" in respect of, our ordinary shares would be taxable as ordinary income;

•
the U.S. Holder would be required to allocate such distribution and/or disposition gain ratably over such holder’s entire holding period for our ordinary shares; the U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year, i.e., the year of the distribution or disposition, and to any period prior to the first day of the first taxable year for which we were a PFIC;

•
the amount allocated to each year other than (i) the year of the distribution or disposition and (ii) any year prior to our becoming a PFIC, would be subject to tax at the highest individual or corporate marginal tax rate, as applicable, in effect for that year, and an interest charge would be imposed with respect to the resulting tax liability;

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

Although a determination as to a non-U.S. corporation’s PFIC status is made annually, an initial determination that a non U.S. corporation is a PFIC for any taxable year generally will cause the above-described consequences to apply for all future years to U.S. Holders who held shares in the corporation at any time during a year when the corporation was a PFIC and who made neither a QEF election nor a mark-to-market election (as discussed below) with respect to such shares with their tax return for the year that included the last day of the corporation’s first taxable year as a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC during the U.S. Holder’s holding period that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S. Holders who realize gain on their disposition of shares in the PFIC.

Generally, if a U.S. Holder makes a valid QEF election with respect to our ordinary shares:

•
the U.S. Holder would be required for each taxable year for which we are a PFIC to include in income such holder’s pro-rata share of our: (i) ordinary earnings as ordinary income and (ii) net capital gain as long-term capital gain, in each case computed under U.S. federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge;

•	the U.S. Holder would not be required under these rules to include any amount in income for any taxable year during which we do not have ordinary earnings or net capital gain; and

•	the U.S. Holder would not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC.

The QEF election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of our ordinary shares can make its own decision whether to make a QEF election. A QEF election applies to all of our ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, using the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return. In order to permit our shareholders to make a QEF election, we must supply them with certain information. We will supply U.S. Holders with the information needed to report income and gain pursuant to the QEF election in the event that we are classified as a PFIC for any taxable year and will supply such additional information as the IRS may require in order to enable U.S. Holders to make the QEF election. It should be noted that U.S. Holders may not make a QEF election with respect to warrants or rights to acquire our ordinary shares. Under certain circumstances, a U.S. Holder that has not made a timely QEF election may obtain treatment similar to that afforded a shareholder who has made a timely QEF election. A U.S. Holder, may make an election in a year subsequent to the first year during the U.S. Holder’s holding period that we are classified as a PFIC to treat such holder’s interest in our company as subject to a deemed sale of its PFIC stock on the first day of the first QEF year for an amount equal to its fair market value and recognizing gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions, described above and thereafter treating such interest in our company as an interest in a QEF. In addition, under certain circumstances U.S. Holders may make a retroactive QEF election, but may be required to file a timely protective statement to preserve their ability to make a retroactive QEF election. U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement.

Alternatively, a U.S. Holder of shares in a PFIC can elect to mark the shares to market annually recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, an amount equal to the difference between the shareholder’s adjusted tax basis in the PFIC stock and its fair market value. Under current law, U.S. Holders may not mark a mark-to-market election with respect warrants or rights to acquire our ordinary shares. Ordinary loss generally is recognized only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years. As with the QEF election, a U.S. Holder who makes a mark-to-market election would not be subject to the deemed ratable allocations of gain, distributions and interest charges (described above). A mark-to-market election applies for so long as our ordinary shares are “marketable stock” (e.g. "regulatory traded" on the NASDAQ Global Market) and is irrevocable without obtaining the consent of the IRS and would continue to apply even in years that we were no longer a PFIC. However, under Treasury Regulations, a U.S. Holder who makes a mark-to-market election would not include mark-to-market gain or loss for any taxable year in which we are not a PFIC.

The PFIC rules described above are complex. U.S. Holders of our ordinary shares (or warrants or rights to acquire our ordinary shares) are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a QEF or mark-to-market election, in connection with their holding of our ordinary shares.

Tax Consequences for Non-U.S. Holders of Our Ordinary Shares

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

•
such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States, or

•
the Non-U.S. Holder is an individual who holds our ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met..

Information Reporting and Backup Withholding

U.S. Holders generally are subject to information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid in the United States on, and the proceeds from the disposition of, our ordinary shares, unless they:

•	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on an IRS Form W-9; or

•	provide proof that they are otherwise exempt from backup withholding.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or upon the disposition of, our ordinary shares, provided that such Non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding is allowable as a credit against the U.S. or Non-U.S. Holder’s United States federal income tax liability, provided that such holder provides the requisite information to the IRS.

                F.    DIVIDENDS AND PAYING AGENTS
Not applicable.

G.    STATEMENT BY EXPERTS

Not applicable.

H.    DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room. A copy of each report submitted in accordance with applicable United States law is also available for public review at our principal executive offices.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in U.S. dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and put and call options. We hedge the majority of our forecasted expenses denominated in NIS. During the year ended December 31, 2006 we recognized gains of $879,000 as a result of these derivatives. All amounts have been included in salary expenses in the statement of operations. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements. We have, based on our past experience, concluded that there is no material foreign exchange rate exposure.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D. Not applicable.

E.    USE OF PROCEEDS

The effective date of the registration statement (No. 333-11572) for our initial public offering of our ordinary shares, par value NIS 0.01 per share, was March 22, 2000. The offering commenced on March 23, 2000, and terminated after the sale of all the securities registered. The managing underwriter of the offering was CIBC World Markets. We registered 5,750,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter’s over-allotment option. We sold all of the 5,750,000 ordinary shares at an aggregate offering price of $115 million ($20.00 per share). Under the terms of the offering, we incurred underwriting discounts of approximately $8 million. We also incurred other expenses of approximately $3.2 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $104 million. None of the net proceeds was paid, directly or indirectly, to any of our directors or officers, or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. From March 23, 2000 to December 31, 2006 the net offering proceeds were used to finance the continued growth including acquisitions of our business and for general corporate purposes.

ITEM 15.     CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2006, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(b) Management's Annual Report on Internal Control Over Financial Reporting. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

•	provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

•	provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and Board of Directors (as appropriate); and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

        Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2006.

        This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

(c) Changes in Internal Control Over Financial Reporting. There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Professor Amit, a member of our audit committee, is qualified as an “audit committee financial expert” and is "independent", each as defined in the applicable regulations.

ITEM 16B.    CODE OF ETHICS AND CODE OF CONDUCT

In 2003 we adopted a Code of Ethics that applies to our CEO, CFO and all other senior officers. This Code of Ethics was filed as an exhibit to our 2003 Annual Report.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of the fees billed to us for audit, audit related and non-audit services provided by Kost, Forer, Gabbay & Kasierer to us for the years ended December 31, 2005 and December  31, 2006:

Fee Category	2005 Fees	2006 Fees
Audit Fees	$191,000	$224,000
Audit-Related Fees	$18,864	$15,000
Tax Fees	$69,645	$113,263
Total Fees	$279,509	$352,263

Audit Fees: Consists of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and services that are normally provided by Kost, Forer, Gabbay & Kasierer in connection with statutory and regulatory filings or engagements.

Audit Related Fees: Consists of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

Tax Fees: Consists of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. These services include assistance regarding international and Israeli tax services.

All Other Fees: Consists of the aggregate fees billed for products and services other than the services reported above. We did not have such services in 2006 and 2005.

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E .     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.     FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association (English translation accompanied by Hebrew original) (1)
1.2	Articles of Association (1)
1.3	Certificate of Name Change (English translation accompanied by Hebrew original) (2)
2.1	Form of Ordinary Share Certificate (3)
2.2	Form of Warrant (1)
4.1	Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (1)
4.2	Form of Indemnity Agreement for Directors and Executive Officers
4.3	Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (4)
4.4	Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (4)
8	Subsidiaries of Alvarion Ltd.*
10.1	Consent of Kost, Forer, Gabay & Kasierer*
11	Code of Conduct (5)
12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended *
12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended *
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

__________________________
* Filed herewith

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).

(2)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786)

(3)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142)

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2001

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2003

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         ALVARION LTD.

                                                                                                                                 /s/ Tzvika Friedman
                 By: Tzvika Friedman
                     Chief Executive Officer

Date: April 27, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association (English translation accompanied by Hebrew original) (1)
1.2	Articles of Association (1)
1.3	Certificate of Name Change (English translation accompanied by Hebrew original) (2)
2.1	Form of Ordinary Share Certificate (3)
2.2	Form of Warrant (1)
4.1	Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (1)
4.2	Form of Indemnity Agreement for Directors and Executive Officers
4.3	Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (4)
4.4	Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (4)
8	Subsidiaries of Alvarion Ltd.*
10.1	Consent of Kost, Forer, Gabay & Kasierer *
11	Code of Conduct (5)
12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended *
12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended *
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

_____________________________
* Filed herewith

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).

(2)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786)

(3)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142)

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2001

(5)	Incorporated by reference to the Annual Report on Form20-F for the fiscal period ending December 31, 2003

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Equity	F-6

Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-8 - F-38

- - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ALVARION LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Alvarion Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2m to the consolidated financial statement, in 2006 the company adopted Statement Financial Accounting Statements Standards Board No. 123 (Revised 2004), "Share-Based Payment".

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 29, 2007	A Member of Ernst & Young Global

ALVARION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$41,372	$40,832
Short-term bank deposits	5,092	1,835
Marketable securities (Note 3)	47,349	47,134
Trade receivables (net of allowance for doubtful accounts of $ 1,256 and $ 1,236 at December 31, 2005 and 2006, respectively)	35,389	34,332
Other accounts receivable, prepaid expenses and current maturities of long-term note (Note 4)	5,856	10,644
Inventories (Note 5)	30,644	30,539
Current assets of discontinued operations	16,924	3,921

Total current assets	182,626	169,237

LONG-TERM INVESTMENTS:
Long-term bank deposits	3,491	-
Marketable securities (Note 3)	17,016	28,625
Severance pay fund	7,685	8,749

Total long-term investments	28,192	37,374

LONG-TERM NOTE (Note 1d)	-	1,830

PROPERTY AND EQUIPMENT, NET (Note 6)	9,772	10,379

INTANGIBLE ASSETS, NET (Note 7)	6,813	4,137

GOODWILL	57,106	57,106

NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS	33,493	-

Total assets	$318,002	$280,063

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2005	2006
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt (Note 9)	$1,757	$1,749
Trade payables	26,156	22,418
Other accounts payable and accrued expenses (Note 8)	30,565	40,546
Liabilities - discontinued operations	22,435	7,355

Total current liabilities	80,913	72,068

LONG-TERM LIABILITIES:
Long-term debt (Note 9)	1,749	-
Accrued severance pay	11,007	12,694

Total long-term liabilities	12,756	12,694

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY:
Share capital (Note 11) -
Ordinary shares of NIS 0.01 par value -
Authorized: 85,080,000 shares at December 31, 2005 and 2006; Issued: 63,197,765 and 65,425,984 shares at December 31, 2005 and 2006, respectively; Outstanding: 59,400,992 and 61,629,211 shares at December 31, 2005 and 2006, respectively	160	165
Additional paid-in capital	391,797	403,543
Treasury shares at cost 3,796,773 shares at December 31, 2005 and 2006	(7,876)	(7,876)
Deferred stock compensation	(173)	-
Other accumulated comprehensive income	263	58
Accumulated deficit	(159,838)	(200,589)

Total shareholders' equity	224,333	195,301

Total liabilities and shareholders' equity	$318,002	$280,063

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2004	2005	2006

Sales (Note 13)	$200,051	$176,927	$181,594
Cost of sales	101,169	85,817	80,410
Write-off of excess inventory and provision for inventory purchase commitments (Note 2g)	11,412	7,338	9,472

Gross profit	87,470	83,772	91,712

Operating costs and expenses:
Research and development, net (Note 14a)	27,334	29,710	38,807
Selling and marketing	38,748	39,900	44,929
General and administrative	9,385	9,602	13,680
Amortization of intangible assets	2,676	2,685	2,676

Total operating costs and expenses	78,143	81,897	100,092

Operating income (loss)	9,327	1,875	(8,380)
Financial income, net (Note 14c)	3,821	2,551	3,796
Income (loss) from continuing operations (Note 1d)	13,148	4,426	(4,584)

Loss from discontinued operations, net	(12,297)	(17,044)	(36,167)

Net income (loss)	$851	$(12,618)	$(40,751)

Net earnings (loss) per share (Note 14d):
Basic:
Continuing operations	$0.23	$0.08	$(0.08)
Discontinued operations	(0.21)	(0.30)	(0.59)

	$0.02	$(0.22)	$(0.67)
Diluted:
Continuing operations	$0.20	$0.08	$(0.08)
Discontinued operations	(0.19)	(0.30)	(0.59)

	$0.01	$(0.22)	$(0.67)

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares
	Number	Amount	Additional paid-in capital	Treasury shares	Deferred stock compensation	Other accumulated comprehensive income	Accumulated deficit	Total comprehensive Income (loss)	Total shareholders' equity

Balance at January 1, 2004	53,821,567	$148	$376,161	$(7,876)	$(160)	$-	$(148,071)		$220,202
Exercise of warrants and employee stock options	4,131,662	9	9,813	-	-	-	-		9,822
Deferred stock compensation related to options granted to employee	-	-	293	-	(293)	-	-		-
Assumption of options granted to former interWAVE employees	-	-	1,994	-	(343)	-	-		1,651
Amortization of deferred stock compensation related to options granted to a director	-	-	-	-	60	-	-		60
Unrealized gains on foreign currency cash flow hedges	-	-	-	-	-	226	-	$226	226
Net income	-	-	-	-	-	-	851	851	851

Total comprehensive income								$1,077

Balance at December 31, 2004	57,953,229	157	388,261	(7,876)	(736)	226	(147,220)		232,812
Exercise of employee stock options	1,447,763	3	3,536	-	-	-	-		3,539
Amortization of deferred stock compensation	-	-	-	-	44	-	-		44
Amortization of deferred stock compensation related to discontinued operations	-	-	-	-	519	-	-		519
Unrealized gains on foreign currency cash flow hedges	-	-	-	-	-	37	-	$37	37
Net loss	-	-	-	-	-	-	(12,618)	(12,618)	(12,618)

Total comprehensive loss								$(12,581)

Balance at December 31, 2005	59,400,992	160	391,797	(7,876)	(173)	263	(159,838)		224,333
Reclassification of other deferred stock compensation due to implementation of SFAS 123R	-	-	(173)	-	173	-	-		-
Exercise of employee stock options	2,228,219	5	5,021	-	-	-	-		5,026
Stock based compensation expenses related to SFAS 123R	-	-	6,450	-	-	-	-		6,450
Stock based compensation expenses related to SFAS 123R , relating to discontinued operations	-	-	448	-	-	-	-		448
Unrealized losses on foreign currency cash flow hedges	-	-	-	-	-	(205)	-	$(205)	(205)
Net loss	-	-	-	-	-	-	(40,751)	(40,751)	(40,751)

Total comprehensive loss								$(40,956)

Balance at December 31, 2006	61,629,211	$165	$403,543	$(7,876)	$-	$58	$(200,589)		$195,301

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006
Cash flows from operating activities:
Net income (loss)	$851	$(12,618)	$(40,751)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from discontinued operations	12,297	17,044	36,167
Depreciation	4,718	4,094	4,926
Stock based compensation expenses related to SFAS 123(R)	60	44	6,450
Interest, amortization of premium and accretion of discounts on held-to-maturity marketable securities, bank deposits and other long-term liabilities	626	876	(247)
Amortization of other intangible assets	2,676	2,676	2,676
Decrease (increase) in trade receivables	(3,767)	(11,512)	1,057
Decrease in long-term receivables	1,131	792	-
Decrease (increase) in other accounts receivable and prepaid expenses	(896)	(198)	45
Decrease (increase) in inventories	(718)	7,055	105
Increase (decrease) in trade payables	(2,038)	4,542	(4,470)
Increase (decrease) in other accounts payable and accrued expenses	10,189	(5,828)	9,981
Accrued severance pay, net	826	221	623
Net cash provided by continuing operating activities	25,955	7,188	16,562

Net cash used in discontinued operating activities	(2,965)	(22,402)	(10,946)

Net cash provided by (used in) operating activities	22,990	(15,214)	5,616

Cash flows from investing activities:
Purchase of property and equipment	(3,442)	(3,331)	(4,801)
Proceeds from bank deposits	132,767	30,375	6,725
Investment in bank deposits	(109,097)	(13,200)	(34)
Goodwill related to continuing operations	(18,875)	-	-
Investment in held-to-maturity marketable securities	(63,398)	(58,778)	(170,044)
Proceeds from maturity of held-to-maturity marketable securities	56,416	81,766	158,946
Net cash provided by (used in) continuing investing activities	(5,629)	36,832	(9,208)

Net cash used in discontinued investing activities	(29,032)	(753)	(225)

Net cash provided by (used in) investing activities	(34,661)	36,079	(9,433)

Cash flows from financing activities:
Proceeds from exercise of warrants and employee stock options	9,822	3,539	5,026
Repayment of long term debt	(1,764)	(1,742)	(1,749)
Net cash provided by financing activities	8,058	1,797	3,277

Increase in cash and cash equivalents from continuing operations	28,384	45,817	10,631
Decrease in cash and cash equivalents from discontinued operations	(31,997)	(23,155)	(11,171)

Increase (decrease) in cash and cash equivalents	(3,613)	22,662	(540)
Cash and cash equivalents at the beginning of the year	22,323	18,710	41,372

Cash and cash equivalents at the end of the year	$18,710	$41,372	$40,832

Supplemental disclosure of cash flows activities:
Cash paid during the year for interest	$120	$90	$130

Non-cash transactions:
Notes received in connection with the CMU net assets sale	$-	$-	$6,868
Purchase of property and equipment accrued in trade payables	$-	$-	$732

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL

a.
Alvarion Ltd. together with its worldwide subsidiaries ("the Company") is a provider of wireless broadband systems. The Company mainly focused on solutions based on the WiMAX standard for primary wireless broadband access (high-speed wireless "last mile" connection to the internet for homes and businesses) in both developed and emerging regions. The Company supplies top tier carriers, ISPs and private network operators with solutions based on the WiMAX standard as well as other wireless broadband solutions.

As for geographic markets and major customers, see Note 13.

b.
Alvarion Ltd. has wholly-owned active subsidiaries: in the United States, France, Romania, Brazil, Hong-Kong, Singapore, Japan, Mexico, Poland, Israel, Uruguay, China, Ireland, Spain and Philippines primarily engaged in marketing, pre-sales, sales and developing activities.

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

d.         Acquisition of interWAVE Communications International, Ltd. and discontinued operations:

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

On November 21, 2006, the Company signed an agreement to sell substantially all of the assets and certain liabilities related to the Cellular Mobile Unit ("CMU"), representing the majority of former interWAVE business, to LGC Wireless Inc ("LGC"), a privately held U.S. company, pursuant to the terms of which LGC issued to Alvarion Promissory Notes ("the Promissory Notes") in the amount of $ 7,920 and a Convertible Note ("the Convertible Note", and together with the Promissory Note, "the Notes") at the amount of $ 6,930.

The Promissory Notes bear simple interest at the rate of 8% per annum, payable annually. 50% of the principal amounts and any accrued but unpaid interest thereon will be due and payable on December 31, 2007 and the remaining principal and any and all accrued but unpaid interest will be due and payable on December 31, 2008. The Promissory Notes are secured by the assets sold in the transaction.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

The Convertible Note bears simple interest at the rate of 8% per annum, payable annually. The principal and any accrued but unpaid interest will be due and payable on December 31, 2007. The parties shall have the right to convert the outstanding principal on the Convertible Note, at any date beginning six months following the closing and ending on the date of maturity, into LGC’s Common shares; the outstanding principal on the Convertible Note would automatically convert into LGC’s Common shares upon an LGC Initial Public Offering or a change of control in LGC.

At closing, 10% of the principal amount of the Notes ("the Escrow Amount") is held in an Escrow account ("the Escrow Account"). The Escrow Account shall exist until the termination of the 24-month period following the Closing Date.

The transaction was treated as a non-monetary transaction and the consideration was recorded at its fair value, valued at $ 6,868.

The transaction was accounted for as discontinued operation in accordance with Statement of Financial Accounting Standard No 144, "Accounting for the Impairment or Disposal of Long Lived Assets" (SFAS 144) and EITF No. 03-13 "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations".

The assets and liabilities of the CMU as of December 31, 2005 and 2006 are presented separately in the Company's balance sheets as assets and liabilities from discontinued operations, respectively. The results of the CMU operations are presented as discontinued operations for all periods presented. The cash flow of the CMU was also disclosed separately in the statement of cash flows for 2004, 2005, and 2006. The Company expects to collect over 2007 and 2008 certain amounts in reference to the former sale of CMU equipment and services, which occurred before the sale of the CMU.

    Assets and liabilities of the discontinued segment:

	December 31,
	2005	2006
Assets relating to discontinued segment:
Trade and other receivables	$4,205	$61
Inventories	12,719	3,860
Property, plant and equipment, net	1,300	-
Goodwill and other intangible assets, net	32,193	-

	$50,417	$3,921

	December 31,
	2005	2006
Liabilities relating to discontinued segment:
Trade payables	$2,937	$58
Other payables and accrued liabilities	19,498	7,297

	$22,435	$7,355

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

                             Results of operations of the discontinued segment:

	Year ended December 31,
	2004	2005	2006

Revenues	$1,456	$18,788	$24,840
Operating expenses	2,760	35,832	32,491
Impairment of goodwill (Note 2k)	-	-	23,378
In process research & development write-off	10,993	-	-
Loss from disposal of discontinued operation	-	-	5,138

Net results	$(12,297)	$(17,044)	$(36,167)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.         Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars ("dollars"):

A majority of the Company's revenues is generated in dollars. In addition, a substantial portion of the Company's costs is denominated and determined in dollars. The Company's management believes that the dollar is the currency in the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of the Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Alvarion Ltd. and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with maturities of three months or less at the date acquired.

e.	Short-term and long-term bank deposits:

Bank deposits with maturities of more than three months and up to one year are included in short-term bank deposits. Bank deposits with maturities of one year or more are included in long-term bank deposits. As of December 31, 2005 and 2006, most of the bank deposits are in U.S. dollars and bear interest at a weighted average interest rate of 2.63% and 5.45% respectively. The deposits are presented at their cost, including accrued interest.

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

In the years ended December 31, 2005 and 2006, all securities covered by SFAS No. 115 were designated by the Company's management as held-to-maturity.

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

Inventory write-offs have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2004, 2005 and 2006, the Company recorded inventories write-offs for inventory no longer required and provision for inventory purchase commitments in a total amount of $ 11,412, $ 7,338 and $ 9,472, respectively.

The purchase commitment liability is related to on-order inventory that is in excess of the Company's future demand forecasts, and amounted to approximately $ 2,410 and $ 2,587 as of December 31, 2005 and 2006, respectively.

In 2004, 2005 and 2006, approximately $5,595, $4,218 and $3,594 respectively, of inventory previously written-off was used as product components in the Company's ordinary production course and were sold as finished goods to end users. The sales of these related manufactured products were reflected in the Company's revenues without an additional charge to the cost of sales in the period in which the inventory was utilized.

h.	Long-term receivables:

The long-term promissory notes received in consideration with the CMU net assets sale are carrying extended payment terms. Accordingly, the promissory notes were recorded at estimated present values determined based on appropriate interest rates and reported at their net amount in the accompanying financial statements.

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

The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2004, 2005 and 2006, no impairment losses have been identified.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Other intangible assets, net:

Intangible assets acquired in a business combination should be amortized over their useful life using a method of amortization to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"):

Current technology - (i) the 2001 acquired Floware current technology is being amortized over a period of seven years on a straight-line basis and, (ii) the amount allocated to the InnoWave current technologies are being amortized on a straight-line basis over 4.75 years and 7.75 years respectively reflecting different product amortization schedules.

Customer relations - The amount allocated to the customer relations of InnoWave is being amortized on a straight-line basis over 3.75 years reflecting the expected attrition in customer relationships.

Goodwill - Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition of Floware, Innowave, and the portion of goodwill resulted from the acquisition of interWAVE that was allocated to Alvarion’s continuing operations.

SFAS 142 requires goodwill and indefinite lived intangible assets to be tested for impairment at least annually or between annual tests if certain events or indicators of impairments occur. The impairment tests consist of a comparison of the fair value of intangible assets with its carrying amount. If the carrying amount of the intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of the reporting unit with its carrying amount

During the second quarter of 2006, the Company identified circumstances that required the reassessment of the recoverability of the various assets associated with its CMU unit, as required in SFAS 142. Management conducted an impairment analysis of goodwill and other intangibles. As a result, an impairment charge of goodwill in the amount of $ 23,378 was recorded.

On the date that the Company performed its annual impairment test, September 30, 2006, based on management projections, expected future discounted operating cash flows and market multiples, no impairment losses have been identified for the reminder of the Company’s operations reporting unit.

See also Note 1d.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

m.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).

Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, in accordance with the modified prospective transition method.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's net loss for the year ended December 31, 2006, is $ 6,816 higher, than if it had continued to account for share-based compensation under APB 25. Basic and diluted net loss per share for the year ended December 31, 2006, are $ 0.11 higher, than if the Company had continue to account for share based compensation under APB 25.

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements. Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company recognized compensation expenses, over the requisite service period of each of the awards. Forfeitures were accounted for as occurred.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company’s stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options’ vesting periods.

	Year ended December 31,
	2004	2005

Net income (loss) as reported	$851	$(12,618)
Add: stock-based compensation expenses included in the reported net income (loss)	60	563
Deduct: Total stock-based compensation expenses determined under fair value based method for all awards	(6,541)	*) (15,749)

Pro forma net loss	$(5,630)	$(27,804)

Earnings (loss) per share
Basic net earnings (loss) per share- as reported	$0.02	$(0.22)
Basic net loss per share - pro forma	$(0.10)	$(0.47)
Diluted net earning (loss) per share- as reported	$0.01	$(0.22)
Diluted net loss per share- pro forma	$(0.10)	$(0.47)

*)	On December 28, 2005, the Company accelerated the vesting of 1,834,452 options with a fair value amounting $ 5,224, see also Note 11d.

The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions:

	Year ended December 31,
	2004	2005

Dividend yield	0%	0%
Expected volatility	61%	55%
Risk-free interest rate	3.32%	4.4%
Expected life (years)	3	3

The Company estimates the fair value of stock options granted under SFAS No. 123(R) using the Black-Scholes option- pricing model that uses the assumption noted in the following table.

Expected volatility is based on historical volatility that is representative of future volatility over the expected term of the options. The expected term of options granted represent the period of time that options granted are expected to be outstanding and was determined based on the simplified method in accordance with SAB 107. The risk free interest rate is based on the yield of U.S. treasury bonds with equivalent terms. The dividend yield is based on the Company’s historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expense based on awards ultimately expected to vest, net of estimated forfeitures at the time of grant. Estimated forfeitures are based on historical pre-vesting forfeitures. SFAS 123(R) requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Year ended December 31, 2006

Volatility	54%
Risk-free interest rate	4.9%
Dividend yield	0%
Forfeiture rate	12%
Expected life	4 years

The Company's aggregate compensation cost for the year ended December 31, 2006 totaled $ 6,898 ($ 6,450 related to continued operations).

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for 12 months ended December 31, 2006, was comprised as follows:

Year ended December 31,
2006

Cost of goods sold	$ 486
Research and development	1,408
Sales and marketing	1,418
General and administrative	3,138

Equity-based compensation expense related to continuing operations	$ 6,450
Equity-based compensation expense related to discontinued operations	$ 448
Total equity-based compensation expense	$ 6,898

Net equity-based compensation expense, per share of Common stock:
Basic	$ 0.11

Diluted	$ 0.11

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A summary of option activity under the Company's Stock Option Plans as of December 31, 2006 and changes during year than ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2006	12,099,033	$7.69
Granted	1,748,767	$7.02
Exercised	(2,228,219)	$2.25
Forfeited or cancelled	(1,198,884)	$11.80

Outstanding at December 31, 2006	10,420,697	$8.27	6.48	$15,941

Exercisable at December 31, 2006	6,174,178	$7.53	3.02	$13,902

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006 was $ 3.93. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes, based on the fair market value of the Company's shares. Total intrinsic value of options exercised during the year ended December 31, 2006 was $ 13,827. As of December 31, 2006, there was $13,371 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 2.5 years.

n.	Revenue recognition:

The Company generates revenues by selling its products indirectly through distributors and OEMs and directly to end-users.

Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104") and with the Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collection is reasonably assured.

The Company generally does not grant a right of return. However, the Company has granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are deferred until the distributors resell the Company's products to their customers provided that all other revenue recognition criteria are met.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company provides a 12 to 36 months warranty period for all of its products. The specific terms and conditions of a warranty vary depending upon the product sold and customer it is sold to. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time a product is shipped. Factors that affect the Company's warranty liability include the number of units, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

    Changes in the Company's warranty allowance during the period are as follows:

	Year ended December 31,
	2004	2005	2006

Balance at the beginning of the year	$4,070	$6,173	$5,330
Warranties issued during the year	5,726	3,900	4,734
Settlements made during the year	(3,623)	(4,743)	(5,958)

	$6,173	$5,330	$4,106

p.	Research and development:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

q.	Grants and participations:

Grants from the Government of Israel and other jurisdictions for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development costs.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Severance pay:

The liability for severance pay for the Israeli companies is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli's employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these deposits is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2004, 2005 and 2006, were $ 3,016, $ 2,886 and $ 3,162, respectively.

s.	Advertising expenses:

Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006, were $ 466, $ 680 and $ 1,188, respectively.

t.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential of Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earning (loss) per share due to their anti-dilutive effect was 555,000, 12,122,000 and 11,244,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

u.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, long-term bank deposits, marketable debt securities, trade receivables and long-term receivables.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company's marketable securities include investments in debentures of U.S. corporations and U.S. government agencies. Management believes that those corporations are financially sound, the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in North and South America, Asia Pacific, Africa and Europe. However, under certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advance payments. Regarding certain credit balances, the Company is covered by foreign trade risk insurance. The Company and its subsidiaries perform ongoing credit evaluations of their customers and, to date, have not experienced material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

During the year 2005, the Company recognized transactions on the sale of trade receivables to Israeli financial institutions (control and risk were fully transferred) in a total amount of $ 13,494, according to SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). No sales of trade receivables occurred during 2006.

The allowance for doubtful accounts expenses (income) for the years ended December 31, 2004, 2005 and 2006, was $ 727, $ (1,921) and $ 56, respectively.

The promissory notes in connection with the CMU sale transaction are recorded based on their fair value (see Note 1d.).

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

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change

Cash flow hedging strategy - To hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS with forwards and put and call options (zero - cost collar). These option contracts are designated as cash flow hedges, as defined by SFAS No. 133 and Derivative Implementation Group No. G20, "Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge" ("DIG 20") and are all effective.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2006, the Company recorded accumulated other comprehensive income in the amount of $ 58 from its zero cost collar with respect to anticipated payroll expenses expected to be incurred during 2007. Such amount will be recorded into earnings during 2007.

Fair value hedging strategy - The Company enters into forward exchange contracts to hedge a portion of its NIS trade payables denominated in foreign currency for a period of one to three months. The purpose of the Company's foreign currency hedging activities is to protect the fair value due to foreign exchange rates.

x.	Capitalized Software Costs:

The Company follows the accounting guidance as specified in Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The Company capitalizes costs incurred in the acquisition or development of software for internal use, including the costs of the software, materials, and consultants, incurred in developing internal-use computer software once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. Capitalized Software Costs are amortized on a straight-line basis over three years.

y.	Reclassification:

Certain amounts in prior years’ financial statements have been reclassified to conform with the current year’s presentation.

z.	Impact of recently issued Accounting Standards:

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax position is measured as the largest amount determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We are currently assessing the impact FIN 48 will have on our financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement provides a single definition of fair value, establishes a framework for measuring fair value, and expands disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations.

The statement does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate any material impact on its consolidated financial statements upon the adoption of this standard.

In February, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES

   The following is a summary of held-to-maturity marketable securities:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
December 31, 2005:

Maturing within one year:
US Government agencies	$31,312	$16	$(188)	$31,140
Corporate bonds	16,037	55	(60)	16,032

	47,349	71	(248)	47,172
Maturing over one year:
US Government agencies	15,490	-	(77)	15,413
Corporate bonds	1,526	-	(28)	1,498

	17,016	-	(105)	16,911

	$64,365	$71	$(353)	$64,083

December 31, 2006:

Maturing within one year:
US Government agencies	$17,255	$-	$(141)	$17,114
Corporate bonds	29,879	3	(28)	29,854

	47,134	3	(169)	46,968
Maturing over one year:
US Government agencies	13,018	4	(14)	13,008
Corporate bonds	15,607	3	(24)	15,586

	28,625	7	(38)	28,594

	$75,759	$10	$(207)	$75,562

The unrealized losses of the Company's investments in held to maturity marketable securities were mainly caused by interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Based on the immaterial severity of the impairments and the ability and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2006.

Out of the unrealized loss as of December 31, 2006, $ 153 of the losses are outstanding over the 12 months period.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-   OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2005	2006

Government authorities	$1,847	$3,226
Deposits and options	948	616
Prepaid expenses	1,377	730
Employees and others	1,684	1,034
Notes (see also Note 1d)	-	5,038

	$5,856	$10,644

NOTE 5:-   INVENTORIES

Raw materials and components	$8,316	$6,603
Work in progress	13,648	8,853
Finished products	8,680	15,083

	$30,644	$30,539

See also Note 2g.

NOTE 6: -	PROPERTY AND EQUIPMENT

	December 31,
	2005	2006
Cost:
Office furniture and equipment	$1,848	$ 2,098
Computers and manufacturing equipment	27,162	32,100
Motor vehicles	272	377
Leasehold improvements	2,902	3,142

	32,184
Accumulated depreciation:
Office furniture and equipment	878	1,044
Computers and manufacturing equipment	19,964	24,339
Motor vehicles	103	207
Leasehold improvements	1,467	1,748

	22,412	27,338

Depreciated cost	$9,772	$10,379

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $ 4,718, $ 4,094 and $ 4,926 respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-   INTANGIBLE ASSETS, NET

	December 31,
	2005	2006
Cost:
Current technology	$17,871	$17,871
Customer relations	500	500

	18,371	18,371
Accumulated amortization:
Current technology	11,191	13,734
Customer relations	367	500

	11,558	14,234

Amortized cost	$6,813	$4,137

Current technology amortization expenses amounted to $ 2,543 for each of the years ended December 31, 2004, 2005 and 2006.

Customer relations amortization expenses amounted to $ 133 for each of the years ended December 31, 2004, 2005 and 2006.

Estimated amortization expenses for the years ended:

Amortization
Year ended December 31,	expenses

2007	$2,543
2008	$1,332
2009	$131
2010	$131

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2005	2006

Employees and payroll accruals	$9,722	$11,545
Service providers and consultants	5,142	5,359
Accrued expenses	879	971
Royalties	836	1,071
Warranty provision *)	5,330	4,106
Advances from customers	3,584	10,759
Provision for agent commissions	3,482	4,496
Others	1,590	2,239

	$30,565	$$40,546

*)	See Note 2o.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	LONG-TERM DEBT
	December 31,
	2005	2006

Long-term loan (1)	$3,506	$1,749
Less - current maturities	1,757	1,749

	$1,749	$-

(1)	During 2003, the Company entered into a long-term loan agreement with a bank designated for the settlement of a portion of its OCS royalties payment obligation.

The loan is linked to the U.S. dollar and is payable in four equal annual installments carrying variable interest of LIBOR + 0.33% per annum. The accrued interest as of December 31, 2006, amounted to $ 81.

NOTE 10:-        COMMITMENTS AND CONTINGENT LIABILITIES

a.	Premises occupied by the Company are leased under various lease agreements. The lease agreements for these premises will expire in 2011.

The Company has leased various motor vehicles under operating lease agreements. These leases expire in fiscal year 2009.

Future minimum rental payments under such leases for the year ending December 31, 2006 are as follows:

	Rental	Lease of
	of premises	motor vehicles

2007	$3,936	$2,479
2008	3,338	1,447
2009	3,169	567
2010	3,008	-
2011	752	-

	$14,203	$4,493

Total rental expenses for the years ended December 31, 2004, 2005 and 2006, were $ 4,537, $ 4,590 and $ 5,129, respectively. Motor vehicle leasing expenses for the years ended December 31, 2004, 2005 and 2006, were $ 2,079, $ 2,170 and $ 2,295, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-      COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Litigation:

During 2001, a purported Class Action (" the Action") lawsuit was filed against interWAVE, which was acquired by the Company in 2004, asserting failure to disclose certain alleged improper actions by various underwriters and interWAVE's officers and directors under the Securities Act of 1933 and the Securities Exchange Act of 1934 followed by interWAVE's initial public offering ("IPO"). A stipulation of Settlement (" the Settlement") has been submitted to the court for preliminary approval. Under the Settlement, interWAVE will be dismissed of all claims in exchange for a contingent payment guarantee by the insurance companies responsible for insuring interWAVE as an issuer. Recently the court held a fairness hearing for final approval of the settlement, however the court has not yet issued a ruling. There is no guarantee that the settlement will become effective as it is subject to certain terms. In the event the settlement will not occur, the Company is of the opinion that it has a good defense against the Action; however, the litigation results can not be predicted at this point.

See also Note 15.

c.	As of December 31, 2006, the Company obtained bank guarantees in the total amount of approximately $ 18,313, in favor of vendors, customers, lessors and Government authorities.

d.	Royalties:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. During 2006, the Company had not been granted royalty-bearing grants from the Office of the Chief Scientist of Israel's Ministry of Industry, Trade, and Labor ("the OCS") (in 2005 - $ 52). The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from certain research and development projects, up to 100%. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required.

During 2005 and 2006, the Company has paid or accrued royalties to the OCS in the amount of $ 1,129 and $ 693, respectively that were recorded in the cost of revenues. As of December 31, 2005 and 2006, the aggregate contingent liability to the OCS amounted to $ 6,080 and $ 5,560, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHARE CAPITAL

a.	The Company listed its shares for trade on the NASDAQ National Market and on the Tel-Aviv Stock Exchange.

b.	Shareholders' rights:

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

As of December 31, 2006, the Company purchased 3,796,773 shares at a weighted average price per share of approximately $ 2.07 per share.

d.	Share options:

Since 1994, the Company has granted options to purchase Ordinary shares to key employees, directors and consultants as an incentive to attract and retain qualified personnel under several plans. Under the terms of these plans, options generally vest ratably over a period of up to four years, commencing on the date of grant. The options generally expire no later than 10 years from the date of grant (under the 2006 option plan, the options are expired after 6 years), and are non-transferable, except under the laws of succession. Each option may be exercised to purchase one Ordinary share for an exercise price that is generally equal to the fair market value of the underlying share on the date of grant. Options that are cancelled or forfeited before expiration become available for future grants.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHARE CAPITAL (Cont.)

The Company has six stock option plans under which 26,498,651 Ordinary shares were reserved for issuance. As of December 31, 2006, 1,917,214 Ordinary shares of the Company are still available for future grants under the various option plans.

In 2006, the Board of Directors, based on the recommendation of the Compensation Nominating and Corporate Governance Committee, adopted the 2006 Plan. Under the 2006 Plan, the Company may grant restricted share units, restricted shares, options and other equity awards to employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. Pursuant to the 2006 plan, 1,500,000 Ordinary shares were initially reserved for issuance upon the exercise of awards granted under the 2006 Plan. The number of Ordinary shares available for issuance under the 2006 Plan shall be reset annually on April 1 of each year to equal 4% of the total outstanding shares as of such reset date. As of December 31, 2006, options to purchase 1,313,567 of the Ordinary shares were outstanding under the 2006 Plan.

The options outstanding as of December 31, 2006, have been separated into ranges of exercise prices, as follows:

Exercise price (range)	Options outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2006	Weighted average exercise price

$ 0.0024	32,185	1.81	$0.0024	32,185	$0.0024
$ 0.01	128,717	5.36	$0.01	-	$-
$ 1.0584-1.2692	112,033	3.20	$1.24	112,033	$1.24
$ 1.9-2.74	2,875,385	5.63	$2.14	2,715,992	$2.13
$ 2.992	20,000	-	$2.992	20,000	$2.992
$ 4.6023-6.63	988,261	5.72	$5.52	510,311	$5.69
$ 7 7.25-10.75	3,107,958	7.31	$9.38	798,409	$10.54
$ 11.22-16.83	3,118,140	7.02	$13.41	1,947,493	$13.35
$ 16.93-24.52	12,414	2.47	$20.99	12,151	$21.07
$ 27.2-866.78	25,604	2.58	$114.9	25,604	$114.9
	10,420,697			6,174,178

As of December 28, 2005, the vesting of 1,834,452 unvested out-of-the-money options with an exercise price higher than $ 10 per share related to the vesting period from January 1, 2006 through January 1, 2007 had been accelerated. The options were accelerated to reduce the expense impact in 2006 and beyond under SFAS 123(R). Because at that time, the Company has accounted for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) No. 25, and since these options were priced above current market value, the acceleration of vesting of these options did not require accounting recognition in the Company's financial statements. However, the impact of the vesting acceleration on pro forma stock based compensation required to be disclosed in the financial statement footnotes under the provisions of SFAS No. 123, was an increase in compensation cost by $ 5,224 (see Note 2m).

In connection with interWAVE's acquisition, the Company issued to interWAVE's former CEO 20,850 options to purchase the Company's Ordinary shares. As a result, the Company recorded deferred stock compensation amounting to $ 293, which was amortized during 2005.

These grants terms are included in the aforementioned tables.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHARE CAPITAL (Cont.)

e	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company's Board of Directors has determined that tax exempt income if any, will not be distributed as dividends.

NOTE 12:-	TAXES ON INCOME

Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate of 31%. However, as detailed below, income derived in Israel attributable to certain "Approved Enterprises" may enjoy certain tax benefits for a specific definitive period. The allocation of income derived from "Approved Enterprises" is dependent upon compliance with certain requirements of the Investment Law.

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

Alvarion Ltd. has been granted status as an "Approved Enterprise" under the Law for the Encouragement of Capital Investments, 1959 ("the investment law"). According to the provisions of the law, Alvarion Ltd. has elected the "alternative benefits" track provisions of the investment law, pursuant to which Alvarion has waived its right to grants and instead receives a tax benefit on undistributed income derived from the "Approved Enterprise" program. The entitlement to tax benefits depends upon compliance with the investment law regulations. In 1995, Alvarion Ltd. was first granted the status of "Approved Enterprise" regarding the production facilities in Tel-Aviv. By reason of the tax benefits, the income derived from this "Approved Enterprise" will be tax exempt for a period of four years, and will be taxed at a reduced rate of 10% to 25% for six additional years (depending on the percentage of foreign investment in the Company). The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income. In 1997, Alvarion Ltd.'s production facility in Nazareth was granted status as an "Approved Enterprise". Accordingly, Alvarion Ltd.'s income from that "Approved Enterprise" will be tax-exempt for a period of 10 years. The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

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

The duration of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The period of benefits for the first, second and third plans have not yet commenced, and will expire in 2007, 2009 and 2012, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

In connection with its merger with Floware in 2001, Alvarion Ltd. assumed the following Floware Ltd. "Approved Enterprise" agreement:

Floware Ltd. was granted "Approved Enterprise" status for its 1997 plan regarding the production facility in Or-Yehuda. After the merger, the operations were relocated to Alvarions's facilities in Tel-Aviv. The income derived from this "Approved Enterprise" will be tax-exempt for a period of two years and will enjoy a reduced tax rate thereafter of 10% - 25% for an additional period of five to eight years (depending on the percentage of foreign investment in the Company). The period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

In order to maintain its eligibility for benefits following the merger with Floware, the Company must continue to meet specified conditions; however, Alvarion has yet to finalize the status of the tax benefits with the tax authorities following the merger with Floware.

The period of benefits for this plan have not yet commenced, and will expire in 2011.

InnoWave was granted "Approved Enterprise" status for its 1997 plan regarding the production facility in Omer. During 1999, InnoWave's request for an expansion was approved.

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

If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 10%-25% for an "Approved Enterprise". As of December 31, 2006, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

On April 1, 2005, an amendment to the investment law came into effect ("the Amendment") and, has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise such as provision generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

However, the Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

Under the Amendment, in June 2005, Alvarion Ltd. submitted an expansion request for additional "Approved Enterprise" approval regarding its production facilities in Nazareth, Migdal Haemek, Omer and Tel-Aviv. A portion of the income derived from this "Approved Enterprise" will be tax-exempt for a period of 10 years and the rest will be taxed at a reduced rate of 10% to 25% (depending on the percentage of foreign investment in the Company). The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income. Alvarion Ltd.'s expansion request has not yet been approved.
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

c.	Income (loss) from continuing operations:

	Year ended December 31,
	2004	2005	2006

Domestic	$1,472	$(6,632)	$4,693
Foreign	11,676	11,058	(9,277)

	$13,148	$4,426	$(4,584)

The loss from discontinued operations for the years ended 2004, 2005 and 2006 substantially attributable to foreign sources.

d.	Carryforward losses:

As of December 31, 2006, Alvarion Ltd. had an available tax loss carryforward amounting to approximately $ 84,000, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

In addition, the accumulated net tax operating loss carryforward, in a total amount of approximately $ 69,000, resulted from the merger with Floware and, at the effective time of the merger, may be carried forward to subsequent years and may be set off against the merged company's taxable income, commencing with the tax year immediately following the merger. This set off is limited to the lesser of:

1.	20% of the aggregate net tax operating losses carryforward of the merged companies prior to the effective time of the merger; and

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

2.	50% of the combined company's taxable income in the relevant tax year before the set off of losses from preceding years.

These restrictions, with several modifications, also apply to the set off of capital losses of the merged companies against capital gains of the combined company.

As of December 31, 2006, the state and the federal tax losses carryforward of the U.S. subsidiaries amounted to approximately $ 39,000 and $ 47,500, respectively. Such losses are available to be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in 2011 and 2026, respectively.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

e.	Reduction in corporate tax rate:

On July 25, 2005 the Israeli parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) - 2005 (hereinafter - "the Amendment").

Inter alia, the Amendment provides for a gradual reduction in the statutory corporate tax rate in the following manner: in 2006 the tax rate is 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, real capital gains will be subject to tax of 25%.

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2005	2006
Tax assets in respect of:
Allowance for doubtful accounts	$162	$159
Accrued severance pay and accrued vacation pay	1,156	694
Other deductions for tax purposes	4,825	8,729
Net loss carryforward	52,133	42,540

Total deferred tax assets before valuation allowance	58,276	52,122
Valuation allowance	(58,276)	(52,122)

Net deferred tax assets	$-	$-

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since the Company has a history of net accumulated losses over the past three years. Management currently believes that it is more likely than not that the deferred tax assets regarding the loss carryforward and other temporary differences will not be realized.

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits resulting from the Company's accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits and the effect of the "Approved Enterprise".

NOTE 13:-	GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

a.
Following the disposal of the CMU activity, the Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business and Note 1d) and follows the requirements of Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

b.	Information on sales by geographic distribution

The following presents total revenues for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2006
	Total revenues	Total revenues	Total revenues

Israel	$2,268	$1,271	$863
United States (including Canada)	33,316	29,564	25,047
Europe (without Russia, Romania, Italy and Spain)	24,845	40,341	39,903
Russia	13,794	11,278	9,517
Mexico	64,005	14,790	8,023
Africa	18,285	25,924	22,904
Spain	8,678	10,678	14,563
Asia	9,150	11,732	13,731
Latin America (without Mexico)	13,742	18,156	22,834
Italy	4,998	6,565	10,771
Romania	6,970	6,628	13,438

	$200,051	$176,927	$181,594

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION (Cont.)

c.	Major customers' data as a percentage of total sales:

	Year ended December 31,
	2004	2005	2006

Customer A	30.8%	5.7%	2.0%

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development:

	Year ended December 31
	2004	2005	2006

Research and development costs	$31,231	$32,772	$42,042
Less - grants	3,897	3,062	3,235

	$27,334	$29,710	$38,807

b.	Stock based compensation for continuing operations (related to SFAS 123R in 2006):

Cost of sales	$-	$-	$486
Research and development, net	-	-	1,408
Selling and marketing	-	-	1,418
General and administrative	60	44	3,138

	$60	$44	$6,450

c.	Financial income, net:

	Year ended December 31,
	2004	2005	2006

Financial income:
Interest and others	$4,072	$3,161	$4,026
Foreign currency transaction differences	187	(42)	309

	4,259	3,119	4,335
Financial expenses:
Interest and bank expenses	(438)	(568)	(539)

	$3,821	$2,551	$3,796

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2004	2005	2006
Numerator:

Numerator for basic and diluted net earnings (loss) per share- income (loss) from continuing operations available to shareholders of Ordinary shares	$13,148	$4,426	$(4,584)

Numerator for basic and diluted net loss per share- loss from discontinued operation available to shareholders of Ordinary shares	(12,297)	(17,044)	(36,167)

Numerator for basic and diluted net earnings (loss) per share- income (loss) available to shareholders of Ordinary shares	$851	$(12,618)	$(40,751)

Denominator:

Denominator for basic net earnings (loss) per share- weighted average number of Ordinary shares	56,549,169	58,687,658	60,841,424

Effect of dilutive securities:
Employee stock options	7,205,148	*) -	*) -

Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares	63,754,317	58,687,658	60,841,424

*)	Antidilutive.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 15:-	SUBSEQUENT EVENT

Litigation:

During the first quarter of 2007 four purported securities class action lawsuits were filed against the Company and certain of its officers and directors in United States district courts. The four complaints are substantially identical. Each complaint generally alleges violations of certain U.S. federal securities laws and seeks unspecified damages on behalf of a class of purchasers of Alvarion's Ordinary shares between November 3, 2004 and May 12, 2006. The plaintiffs allege, among other things, that the defendants made false and misleading statements concerning Alvarion's business prospects. The Company anticipates that these four complaints will be consolidated. The Company has not responded to the complaints, and does not expect to respond until the court appoints a lead plaintiff and the appointed lead plaintiff files a Consolidated Amended Complaint, which the Company anticipates will occur in the second quarter of 2007.

The Company believes that it has meritorious defenses to the claim and intends to defend the action vigorously.

- - - - - - - - - - - - - - - - - - - - - - - -