Form 20-F
period 2007-12-31
ALVARION LTD
filed 2008-04-03
CIK 1108332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

21A HaBarzel Street, Tel Aviv 69710, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.01 par value per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2007, there were 63,049,257 Ordinary Shares, NIS 0.01 par value per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards

Board ☐

Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17   ☒ Item 18

If  “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes   ☒ No

INTRODUCTION

Alvarion Ltd. (the “Company,” “we,” “our” or “us”) concentrates resources on a single line of business - wireless broadband. We supply top-tier carriers, Internet Service Providers (“ISPs”) and private network operators with solutions based on the Worldwide Interoperability for Microwave Access (“WiMAX”) standard as well as other wireless broadband solutions. We are a leading provider of WiMAX and non-WiMAX wireless broadband systems having launched over 200 commercial WiMAX deployments worldwide. Our solutions are designed to cover the full range of frequency bands with fixed, portable and mobile applications, to enable the delivery of Personal Broadband services, business and residential broadband access, corporate virtual private network (“VPN”), toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection and public safety communications. Currently, our business is mainly focused on solutions based on the WiMAX standard that are used for primary wireless broadband access. In addition, we continue to sell our non-WiMAX products. Most of our solutions provide high-speed wireless “last mile” connection to the Internet for homes and businesses in both developed and emerging markets. When we refer in this annual report to “emerging markets”, we mean markets in newly industrialized countries whose economies have not yet reached first world status but have, in a macroeconomic sense, outpaced their developing counterparts. In 2007, we shipped our first mobile WiMAX solutions for personal broadband applications, mainly for trials.

Our strategy is to leverage our experience and leadership in both non-standard broadband wireless access (“BWA”) and current WiMAX markets, together with our brand strength, broad customer base and innovative technology, in order to play an important role in the WiMAX-based personal broadband market as well.

We were incorporated in September 1992 under the laws of the State of Israel. Since our inception, we have devoted substantially all of our resources to the design, development, manufacturing and marketing of wireless products. On August 1, 2001, Floware Wireless Systems Ltd., a company incorporated under the laws of the State of Israel (“Floware”), merged with and into us. As a result of the merger, we continued as the surviving company, and Floware’s separate existence ceased. Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. On April 1, 2003, we acquired most of the assets and assumed the related liabilities of InnoWave Wireless Systems Ltd. (“InnoWave”). In December 2004, we completed the amalgamation of interWAVE Communications International Ltd. (“interWAVE”), and most of the interWAVE operations became our Cellular Mobile business unit. In November 2006, we sold our Cellular Mobile business unit (“CMU”) to LGC Wireless, Inc. (“LGC”), a privately-held supplier of wireless networking solutions in exchange for promissory notes and convertible notes of LGC. In September 2007, LGC converted our convertible notes into LGC shares and thus we became a shareholder of LGC. In November 2007, ADC Telecommunication Inc. (“ADC”) acquired all of LGC shares in a cash transaction. For more information, see "Item 5—Operating and Financial Review and Prospects—Operating Results".

This annual report contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all or any of the risks discussed in “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

i

In some cases, you can identify forward-looking statements by terms such as "may", "might", "will", "should", "could", "would", "expect", "believe", "intend", "plan", "anticipate", "project", "estimate", "predict", "potential" or the negative of these terms, and similar expressions intended to identify forward-looking statements.

These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As used in this annual report, the terms “we,” “us,” “our,” “our Company,” and “Alvarion” mean Alvarion Ltd. and its subsidiaries, unless otherwise indicated. ALVARION, ALVARION & Design, WE’RE ON YOUR WAVELENGTH, BreezeCOM, BreezeLINK, BreezeMAX, BreezeACCESS, BreezeNET, BreezeLITE, BreezePHONE, WALKair, WALKnet, EASYBRIDGE, 4Motion, OPEN, SentieM, InnoWave Wireless Systems (Design), INTERWAVE, INTERWAVE & Design, INTERWAVE COMMUNICATIONS, WaveGain and INTERWAVE THE MICROCELLULAR NETWORKS COMPANY are trademarks or registered trademarks of Alvarion. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

B.	COMPENSATION OF DIRECTORS AND OFFICERS	73

C.	BOARD PRACTICES	74

D.	EMPLOYEES	81

E.	SHARE OWNERSHIP	82

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	85

A.	MAJOR SHAREHOLDERS	85

B.	RELATED PARTY TRANSACTIONS	85

C.	INTERESTS OF EXPERTS AND COUNSEL	85

ITEM 8.	FINANCIAL INFORMATION	86

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	86

B.	SIGNIFICANT CHANGES	87

ITEM 9.	THE OFFER AND LISTING	88

A.	OFFER AND LISTING DETAILS	88

B.	PLAN OF DISTRIBUTION	89

C.	MARKETS	89

D.	SELLING SHAREHOLDERS	89

E.	DILUTION	89

F.	EXPENSES OF THE ISSUE	89

ITEM 10.	ADDITIONAL INFORMATION	90

A.	SHARE CAPITAL	90

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	90

C.	MATERIAL CONTRACTS	92

D.	EXCHANGE CONTROLS	92

E.	TAXATION	92

F.	DIVIDENDS AND PAYING AGENTS	102

G.	STATEMENT BY EXPERTS	102

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data presented below as of December 31, 2006 and 2007 and for each of the years ended December 31, 2005, 2006 and 2007 from our audited consolidated financial statements and related notes included in this annual report. We have derived the selected consolidated financial data as of December 31, 2003, 2004 and 2005 and for each of the years ended December 31, 2003 and 2004 from our audited consolidated financial statements and related notes not included in this annual report. The consolidated financial data for the year ended December 31, 2003 include the results of operations of the assets and assumed liabilities of the InnoWave business from April 1, 2003. The consolidated financial data for the year ended December 31, 2004 include the results of operations of the former interWAVE Communications International business, referred to as the Cellular Mobile Unit, from December 9, 2004. Following the sale of net assets of CMU on November 21, 2006, the results of the CMU activities for the years ended December 31, 2004, 2005, 2006 and 2007 were reclassified to one line item in the statement of operations as “Income (loss) from discontinued operations” below the results from continuing operations. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). You should read the selected consolidated financial data together with the section of this annual report entitled, “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report.

	Year Ended December 31,
	2003	2004	2005	2006(*)	2007(*)
	(in thousands except per share data)
Statement of Operations Data:
Sales	$127,208	$200,051	$176,927	$181,594	$236,573
Cost of sales	68,595	101,169	85,817	80,410	114,099
Write-off of excess inventory and provision for inventory purchase commitments	6,562	11,412	7,338	9,472	4,762
Gross profit	52,051	87,470	83,772	91,712	117,712

Operating costs and expenses:
Research and development, gross	27,612	31,231	32,772	42,042	54,967
Less grants	3,846	3,897	3,062	3,235	3,578
Research and development, net	23,766	27,334	29,710	38,807	51,389
Selling and marketing	33,000	38,748	39,900	44,929	55,943
General and administrative	6,417	9,385	9,602	13,680	15,426
Merger and acquisition related expenses	2,201	-	-	-	-
Amortization of intangible assets	2,606	2,676	2,685	2,676	2,544
Total operating costs and expenses	67,990	78,143	81,897	100,092	125,302
Operating profit (loss)	(15,939)	9,327	1,875	(8,380)	(7,590)
Other income	-	-	-	-	8,265
Financial income, net	4,127	3,821	2,551	3,796	6,453
Income (loss) from continuing operations	(11,812)	13,148	4,426	(4,584)	7,128
Income (loss) from discontinued operations, net	-	(12,297)	(17,044)	(36,167)	5,413
Net income (loss)	$(11,812)	$851	$(12,618)	$(40,751)	$12,541

Net earnings (loss) per share:
Basic:
Continuing operations	$(0.23)	$0.23	$0.08	$(0.08)	$0.11
Discontinued operations	-	(0.21)	(0.30)	(0.59)	0.09
Total	$(0.23)	$0.02	$(0.22)	$(0.67)	$0.20
Weighted average number of shares used in computing basic net earnings (loss) per share	52,127	56,549	58,688	60,841	62,345
Diluted:
Continuing operations	$(0.23)	$0.20	$0.07	$(0.08)	$0.11
Discontinued operations	-	(0.19)	(0.27)	(0.59)	0.08
Total	$(0.23)	$0.01	$(0.20)	$(0.67)	$0.19
Weighted average number of shares used in computing diluted net earnings (loss) per share	52,127	63,754	63,561	60,841	64,626

(*) Includes charges for stock-based compensation of $6.9 million and $7.4 million as a result of the adoption of Statement of Financial Accounting Standards (“SFAS”) 123(R), “Share-Based Payment” (“SFAS 123(R)”) for the years ended December 31, 2006 and 2007 respectively.

	As of December 31,
	2003	2004	2005	2006	2007
Working capital	$90,359	$53,341	$101,713	$97,169	$109,290
Total assets	$284,957	$328,535	$318,002	$280,063	$313,143
Shareholders’ equity	$220,202	$232,812	$224,333	$195,301	$220,553
Capital Stock	$376,309	$388,418	$391,957	$403,708	$415,213

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our business, financial condition and results of operations could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition, and our share price may decline. We cannot assure you that we will successfully address any of these risks.

Risks Related to Our Business and Our Industry

We have incurred losses in the past. We may incur losses in the near term, and we may continue to incur losses in the future.

In 2007, our operating loss from continuing operations and net income was approximately $(7.6) million and $12.5 million, respectively. In 2006, our operating loss from continuing operations and net loss was approximately $(8.4) million and $(40.8) million, respectively. In 2005, our operating profit from continuing operations and net loss was approximately $1.9 million and $(12.6) million, respectively. We may continue to incur operating losses and incur net losses in the future. Continuing losses could have a material adverse effect on our business, financial condition and results of operations, and on the value and market price of our ordinary shares.

Adverse conditions in the telecommunications industry and in the telecommunications equipment market may decrease demand for our products and may harm our business, financial condition and results of operations.

Our systems are used by telecom carriers and service providers. Some carriers and service providers using wireless broadband are emerging companies with unproven business models. Adverse market conditions in the last couple of years caused our customers and potential customers to be conservative in their spending, and this could continue in the future. The markets that we participate in may not grow as we expect or at all. While our goal is to increase our sales by expanding the number of carrier customers that we address, there can be no assurance that we will succeed in doing so. The number of carriers and service providers who are our potential customers is relatively small and may not grow because of the limited number of licenses granted in each country and the substantial comparative capital requirements involved in establishing networks. As a result, our revenues may decline and increase our losses. Our systems are also used in vertical market applications (such as surveillance, monitoring and connectivity) by private network operators such as government, municipalities and large enterprises. Our products are integrated in a complete solution, which provide an answer to specific application requirements. The demand for our systems in such vertical market applications could be less than expected and the alternative technologies may strongly compete against us. As a result, our revenues may decline and increase our losses.

New markets we attempt to penetrate may not become substantial commercial markets. In addition, if we do not maintain or increase the share we expect of the wireless broadband equipment market, our business will suffer.

The Personal Broadband market and any other new markets we attempt to penetrate may not become substantial commercial markets or may not evolve in a manner that will enable our products to achieve market acceptance. Mobile WiMAX technology targets fourth generation ("4G"), type of services and therefore directly competes with other technologies such as Long Term Evolution ("LTE"), and Ultra Mobile Broadband ("UMB"). WiMAX technology may not be adopted by communication operators as their chosen 4G technology. For example, WiMAX market acceptance may be hampered by competing technologies or intellectual property rights (IPR) disputes.

In addition, in order to maintain or increase the share we expect of the markets we participate in, we must:

•	continue to innovate and differentiate our technology position in designing, developing and manufacturing broadband wireless access products;

•
develop and cultivate additional sales channels, including original equipment manufacturer (“OEM”) agreements, regional local partners or other strategic arrangements with leading manufacturers of access equipment to market our wireless broadband products to prospective customers, such as local exchange carriers, cellular operators, Internet and application service providers, municipalities and local telephone companies;

•
effectively establish and support relationships with customers, including local exchange carriers, Internet and application service providers, public fixed or mobile telephone service providers and private network operators; and

•	effectively develop and market our OPEN WiMAX strategy in our broadband mobile solution, together with our current and potential partners.

Our efforts in these markets may not succeed.

Intense competition in the markets for our products may have an adverse effect on our sales and profitability.

Many companies compete with us in the wireless broadband equipment market in which we sell our products. We expect that competition from large vendors as well as new market vendors will increase in the future, including both with respect to products that we currently offer and products that we intend to introduce in the future. As the market transitions toward standardization, it increasingly becomes more challenging for us to compete. In addition, some or all of the systems integrators and other strategic partners to which we sell our wireless broadband products could develop the capability to manufacture systems similar to our wireless broadband products. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that may supplant or provide lower cost alternatives to our products or products with better performance. We are also facing additional and new competition from large telecommunications equipment vendors, such as Alcatel-Lucent, Cisco Systems (specifically after acquiring Navini Networks), Huawei Technologies, Motorola, NEC Corporation, Nokia Siemens Networks, Nortel Networks, Samsung and ZTE Corporation and we expect this competition to grow, especially with respect to the mobile WiMAX-based products. Tier One operators, such as Sprint Nextel, may prefer to purchase products from these large vendors. There has been a trend towards consolidation in the telecommunications equipment market. This trend may continue in the future and result in larger competitors with enhanced resources, financial and otherwise. This may intensify the competitive nature of the markets in which we operate. Furthermore, this consolidation process, such as the merger of Alcatel and Lucent, Cisco's acquisition of Navini and the merger of Nokia and Siemens limits and may further reduce the potential variety of our customers and partners.

In addition, as the market grows, we may face competition from aggressive start-ups in different markets. We expect that we will also face competition from alternative wireline and wireless technologies including copper wires, fiber-optic cable, digital subscriber lines (“DSL”), cable modems, satellite, Wi-Fi and other broadband access technologies, such as long-term evolution (“LTE”) and Ultra Mobile Broadband ("UMB") technologies.

We expect these competitors to continue to improve their technologies and products, which may cause us to lose some of our customers or prevent us from penetrating into new markets. Some of our existing and potential competitors, including large competitors arising from the continued consolidation in the telecommunications equipment market, have substantially greater resources, including financial, technological, manufacturing and marketing, and distribution capabilities, and enjoy greater market recognition than we do. Increased competition, direct and indirect, has resulted in, and is likely to continue to result in, reductions of average selling prices, shorter product life cycles, reduced gross margins, longer sales cycles and loss of market share and, consequently, could adversely affect our sales and profitability.

We may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly, offer better performance than those of our competitors, or offer our customers payment or other commercial terms as favorable as those offered by our competitors. In addition, we may not be able to offer our products as part of integrated systems or solutions to the same extent as our competitors. A failure to accomplish one or more of these objectives could materially adversely affect our sales and profitability, harming our financial condition and results of operations.

Existing and potential industry standards may have an adverse affect on our competitiveness and market position, on our relations with our customers and on our revenues.

We have developed and continue to develop our products with a view to compliance with existing standards and anticipated future standards. We expended, and intend to continue to expend, substantial resources in developing products and product features that are designed to conform to such standards. In addition, although we developed our products with a view to compliance with existing standards and anticipated compliance with future standards, we may not be able to introduce on a timely basis products that comply with industry standards. Since the WiMAX industry is currently at early stages, we are requested to invest significant resources in interoperability testing ("IOT") with other significant WiMAX manufacturers. The broad demand of manufacturers and operators for IOT, as well as the length of the IOT process and its success may have a significant impact on our relationships with our customers and on our revenues and expenses.

Certain standards on which we base our products and technology - such as Institute of Electrical and Electronic Engineers (“IEEE”) 802.16d-2004 and IEEE 802.16e-2005 - may not continue to be, or will not be, broadly adopted which could significantly limit our market opportunity and harm our business. In general, IEEE has expressed interest in collaborating with an international consortium to develop open access publishing mode. In addition, our focus on anticipated future standards, including the IEEE 802.16e-2005 certified standard, may lead to delays in introducing products designed for current standards and may have an adverse affect on our competitiveness and market position , on our relations with our customers and on our revenues.

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

•
the market transition to product standardization could significantly delay the time we recognize revenue, shifting from the date of shipping of existing products to the date of achievement of product certification and fulfillment of all revenue recognition criteria;

•	standardization of product features may increase the number of competitive product offerings;

•	our competitors may attempt to influence the adoption of standards that are not compatible with our products; and

•	standardization may also result in lower average selling prices.

These risks, among others, may harm our sales and, consequently, our results of operations.

Our products under development, including our IEEE 802.16e-2005 standards- compliant WiMAX-certified products, may not be available on our planned timetable. If customers refrain from buying our current products in order to wait for such products, our business will suffer.

In the past, we experienced delays in orders for, and decreasing revenues from, both non-WiMAX products and products based on IEEE 802.16d standards. These delays were primarily due to the market transition to WiMAX certified products based on 802.16e Time Division Duplex (“TDD”) systems. We may continue to suffer from the market transition to IEEE 802.16e-2005 WiMAX certified products or to any other new WiMAX standards as customers continue to slow or cease their purchases of our commercially available products in order to wait for such products. In addition, we may also be subject to delays in development due to third party vendors, such as chip- vendors. If such products are not available on our planned timetable, and if our planned timetable lags behind our competitors, our customers may seek other providers to fulfill their wireless needs and our revenues could decrease.

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

The markets for our products and the technologies utilized in the industry in which we operate evolve rapidly. We rely on key technologies, including wireless local area network (“LAN”), wireless packet data, orthogonal frequency division multiplexing (“OFDM”), orthogonal frequency division multiple access (“OFDMA”), time division multiplexing, modem and radio technologies and other technologies, which we have been selling for several years, as well as WiMAX, multiple-input multiple-output communications (“MIMO”), Sub Channelization, beam forming, high power base station and other technologies. These technologies may be replaced with alternative technologies or may otherwise not achieve the wide acceptance that we are seeking. In particular, there is a substantial risk that the wireless broadband technologies underlying our products may not achieve market acceptance for use in access applications. As a result, our results of operations may be adversely affected.

In addition, market changes could render our products and technologies obsolete or subject them to intense competition by alternative products or technologies or by improvements in existing products or technologies. For example, the wireless broadband equipment market may stop growing as a result of the deployment of alternative technologies that are constantly improving, such as DSL, cable modem, fiber optic, coaxial cable, satellite systems, Wi-Fi technology, third or fourth generation cellular systems, or otherwise high-speed packet access (“HSPA”) and LTE technologies. New or enhanced products developed by other companies may be technologically superior to our products, may limit our target markets or may render our products obsolete, thus adversely affecting our results of operations.

The success of our technology depends on the following factors, among others:

•	acceptance of new and innovative technologies;

•	acceptance of standards for wireless broadband products;

•	timely availability and maturity of technology from technology suppliers and chip-vendors, such as Intel;

•	capacity to handle growing demands for faster transmission of increasing amounts of data and voice;

•	cost-effectiveness and performance compared to other fixed and other broadband wireless technologies;

•	reliability and security;

•	Acceptance of new WiMAX ecosystem;

•	suitability for a sufficient number of geographic regions;

•	the availability of sufficient frequencies and site locations for carriers to deploy and install products at commercially reasonable rates; and

•	safety and environmental concerns regarding wireless broadband transmissions.

We may experience difficulties or delays in the introduction of new or enhanced products, which could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products.

The development of new or enhanced products is a complex and uncertain process. We are engaged in the development of very advanced technologies. We may experience design, manufacturing, marketing and other difficulties due to delays in our development and/or due to delays by third party vendors that could delay or prevent our development, introduction or marketing of new products or product enhancements and intensified competition. The difficulties could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products or inability to timely introduce to the market the appropriate products, all which may adversely affect our results of operations.

Our recent collaboration with Accton Technology Corporation to form Accton Wireless Broadband (“AWB”) may not achieve our expectations to build our market position in the WiMAX Consumer Electronic Devices market.

In January 2007, we began to collaborate with AWB to develop mass market cost-effective WiMAX consumer electronic devices. These devices are intended to complement our WiMAX offerings while facilitating the availability of WiMAX-based Personal Broadband services. These efforts may not result in the achievement of market acceptance or in the anticipation of product capabilities in a timely fashion or at all, and may prevent us from maintaining or expanding our position in the WiMAX market. Each of these outcomes could have a material adverse effect on our results of operations.

We engaged and may continue to engage in mergers and acquisitions which could harm our business, results of operations and financial condition, and dilute our shareholders’ equity.

We have pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any other prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Past and future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing. Past and future acquisitions by us could result, without limitation, in the following, any of which could seriously harm our results of operations or the price of our ordinary shares:

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

Our quarterly and annual results of operations may vary significantly in the future for a variety of reasons, many of which are outside of our control, including the following:

•	the uneven pace of spectrum licensing to carriers and service providers;

•	adoption of new standards in our industry;

•	the size and timing of orders and the timing of large scale deployments;

•	the fulfillment of all revenue recognition criteria;

•	customer deferral of orders in anticipation of new products, product features or price reductions;

•	the timing of our product introductions or enhancements or those of our competitors or of providers of complementary products;

•	the purchasing patterns of our customers and end users, as well as the budget cycles of customers for our products;

•	seasonality, including the relatively low level of general business activity in the first and third quarters of each year;

•	disruption in, or changes in the quality of, our sources of supply;

•	changes in the mix of products sold by us;

•
the extensive marketing and organizational efforts that carriers are required to make to develop their subscriber base following the deployment of the network infrastructure, creating a gap between the time carriers purchase base stations for network infrastructure deployment and the time they purchase terminal stations for connection of subscribers to the network;

•	mergers or acquisitions, by us, our competitors and exiting and potential customers, if any;

•	one-time charges such as asset impairment and restructuring;

•	fluctuations in the exchange rate of the New Israeli Shekel (the “NIS”) against the dollar;

•	adoption of new financial accounting standards; and

•	general economic conditions, including the changing economic conditions in the United States and worldwide.

Our customers ordinarily require the delivery of products promptly after their orders are accepted. Our business historically does not have a significant backlog of accepted orders. Consequently, revenues in any quarter depend primarily on orders received and accepted in that quarter. The deferral of the placing and acceptance of any large order from one quarter to another could materially adversely affect our results of operations for the previous quarter. If revenues from our business in any quarter remain in the same level or decline in comparison to any previous quarter, our results of operations could be harmed.

In addition, our operating expenses may increase significantly. If revenues in any quarter do not increase correspondingly or at a higher rate, or if we do not reduce our expenses in a timely manner in response to lower level or declining revenues, our results of operations for that quarter would be materially adversely affected. Because of the variations that we have experienced in our quarterly results of operations, we do not believe quarter-to-quarter comparisons of our results of operations are necessarily meaningful and you should not rely on results of operations in any particular quarter as an indication of future performance.

Our products have long and unpredictable sales cycles. This could adversely impact our revenues and results of operations.

The sales cycle for most of our products encompasses significant technical evaluation and testing by each potential purchaser and a commitment of significant cash and other resources. The sales cycle can extend for as long as one year or more from initial contact with a carrier to receipt of a purchase order. This time frame may be extended due to, among other reasons, a carrier’s will to ensure that the systems works for a long period with increased number of subscribers’ coverage and capacity, a carrier’s need to obtain financing to purchase systems incorporating our products, the regulatory authorization of competition in local services, delays in the licensing of spectrum for these services and other regulatory hurdles.

As a result of the length of this sales cycle, revenues from our products may fluctuate from quarter to quarter and fail to correspond with associated expenses, which are largely based on anticipated revenues. In addition, the delays inherent in the sales cycle of our products raise additional risks of customers canceling or changing their product plans. Our revenues will be adversely affected if a significant customer, or significant potential customer, reduces delays or cancels orders during the sales cycle of the products or chooses not to deploy networks incorporating our products. Any such fluctuation in revenue or cancellation of orders may have an adverse affect on our business and may affect the market price of our ordinary shares.

We may fail to deliver “turn-key” solutions to our customers

We are experiencing an increasing demand from existing and potential customers to provide a complete operational or “turn key” solution for their deployment needs where we are responsible for third-party deliverables. In addition, our new OPEN WiMAX strategy is designed to enable multiple telecom vendors to build a best-of-breed telecom access network in an open standard architecture. This new strategy enables communication service providers to choose the combination of vendors and partners that best fits their specific requirements in large telecom projects. These solutions require us to integrate subcontractors’ technologies, equipment and services. Relying on these third parties increases our responsibilities towards these customers. If we or any of our subcontractors fail to fully comply with the customers’ requirements, it may adversely affect our results of operations.

Our business is dependent upon the success of distributors who are under no obligation to purchase our products.

A significant portion of our revenues is derived from sales to independent distributors. These distributors then resell the products to others, who further resell those products to end users. Changes in the distribution and sales channels of our products, a loss of a major distributor or their loss of a major end-user, or our inability to establish effective distribution and sales channels for new products may impact our ability to sell our products and result in a loss of revenues. We are dependent upon the acceptance of our products by the market through our distributors’ efforts in marketing and sales. In some cases, arrangements with our distributors do not prevent them from selling competitive products and those arrangements do not contain minimum sales or marketing performance requirements. These distributors may not give a high priority to marketing and supporting our products. Changes in the financial condition, business or marketing strategies of these distributors could have a material adverse effect on our results of operations. Any of these changes could occur suddenly and rapidly.

We are dependent upon the success of our direct sales efforts.

Direct sales accounted for a total of approximately 41% of our sales in 2007, 40% of our sales in 2006 and 48% of our sales in 2005.  Direct sales customers are not under any obligation to purchase our products. Some of these customers do not have long business histories and have encountered, and may continue to encounter, financial difficulty, including difficulty in obtaining credit to purchase our products. These customers typically purchase our products and solutions on a project-by-project basis, so that continuity of purchases by these customers is not assured. We do not necessarily retain sales personnel with carrier sales or project sales and management expertise. We may also face difficulties locating and retaining carrier customers who purchase directly from us. If we are unable to effectively continue our direct sales efforts of our products, our results of operations could be materially adversely affected. Any such change could occur suddenly and rapidly.

Our business depends in part on Original Equipment Manufacturers ("OEM") and systems integrators.

The success of the sales of our wireless broadband products currently depends in part on existing relationships with OEMs or other system integrators. A portion of our systems is sold to and through telecommunications systems integrators for integration into their systems, rather than directly to carriers. The sale of our wireless broadband products depends in part on the OEMs’ and systems integrators’ active marketing and sales efforts as well as the quality of their integration efforts and post-sales support. Sales through the OEM and system integrator channels exposes this business to a number of risks, each of which could result in a reduction in the sales of our products.

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

If our days- sales-outstanding (“DSO”) increase and our revenues decrease, we may suffer from a cash shortfall.

Recently we have experienced a shortening of our DSOs. However we expect that over time, our DSOs may increase and will range between 60 to 70 days. We may experience an increase in DSOs and a decline in revenues in the future, resulting in a cash shortfall.

We may experience a decrease in our gross margin levels in the future, which may adversely affect our financial results.

We believe that several market developments have caused, and may continue to cause, a decline in our gross margin. Such developments include the following: (i) increased competition in the regions in which we currently operate; (ii) the mix of our products, such as an increase in the volume of sale of lower-margin Customer Premise Equipment (“CPEs”); (iii) the entry of new, large operators into our markets; and (iv) changes in the market demand of some of our existing and potential products. We expect this decline in gross margin to continue over time. If our revenues do not increase and our operating expenses remain the same or increase, the decline in gross margin will have a negative impact on our results of operations.

Our products are complex and may have errors or defects that are detected only after deployment in complex networks.

Some of our products are highly complex and are designed to be deployed in complex networks. Although our products are tested during manufacturing and prior to deployment, our customers may discover errors after the products have been fully deployed. If we are unable to fix errors or other problems that may be identified in full deployment, including problems related to the site survey, radio planning and other problems that are not necessarily related to product functionality but to the associated services, we could experience:

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

In addition, our products are often integrated with other network components. There may be incompatibilities between these components and our products that could significantly harm the service provider or its subscribers. Product problems in the field could require us to incur costs or divert resources to remedy the problems and subject us to liability for damages caused by the problems or delay in research and development projects because of the diversion of resources. These problems could also harm our reputation and competitive position in the industry.

We could be subject to warranty claims and product recalls, which could be very expensive and harm our financial condition.

Products like ours sometimes contain undetected errors. These errors can cause delays in product introductions or require design modifications. In addition, we are dependent on unaffiliated suppliers for key components incorporated into our products. Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, from faulty installation or from any other cause, may result in customer dissatisfaction. We are continually marketing several new products. The risk of errors in these new products, as in any new product, may be greater than the risk of errors in established products. The warranties for our products permit customers to return for repair, within a period ranging from 12 to 36 months of purchase, any defective products. Any failure of a system in which our products are deployed (whether or not these products are the cause), any product recall and any associated negative publicity could result in the loss of, or delay in, market acceptance of our products and harm our business, financial condition and results of operations. Although we attempt to limit our liability for product defects to product replacements, we may not be successful, and customers may sue us or claim liability for the defective products and for related claims arising therefrom. A successful product liability claim could result in substantial cost and divert management’s attention and resources, which would have a negative impact on our financial condition and results of operations.

We must be able to manage expenses and inventory risks associated with meeting the demand of our customers.

To ensure that we are able to meet customer demand for our products, we place orders with our subcontractors and suppliers based on our estimates of future sales. If actual sales differ materially from these estimates, our inventory levels may be too high, and inventory may become obsolete and/or over-stated on our balance sheet. This result would require us to write off inventory, which could adversely affect our results of operations. In 2005, 2006 and 2007, we wrote off inventory in the amounts of $7.3 million, $9.5 million and $4.8 million, respectively.

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

Reliance on third-party manufacturers exposes us to significant risks, including risks resulting from:

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

In addition, we are required to place manufacturing orders well in advance of the time we expect to sell products, and this may result in us ordering greater or lesser amount of these products than required. In the event that we order the manufacture of a greater or lesser amount of these products, then we may be required to purchase the surplus products or to forego or delay the sale or delivery of the products that we did not order in advance. In either case, our business and results of operations may be adversely affected. Any of these risks could result in manufacturing delays or increases in manufacturing costs and expenses. For example, in 2005, 2006 and 2007, as a result of an over-estimation of our sales, we recorded in our balance sheet an allowance for irrevocable inventory purchase commitments in an aggregate amount of approximately $2.4 million, $2.6 million and $0.9 million, respectively. If we experience manufacturing delays, we could lose orders for our products and, as a result, lose customers. There may be an adverse affect on our profitability and consequently, on our results of operations if we incur increased costs.

Our dependence on limited sources for key components of our products may lead to disruptions in the delivery and cost of our products, harming our business and results of operations.

We currently obtain key components for our products from a limited number of suppliers, and in some instances from a single supplier. In addition, some of the components that we purchase from single suppliers are custom-made. We cannot assure that we will not experience disruptions in the delivery and cost of our products. We do not have long-term supply contracts with most of these suppliers. In addition, there is global demand for some electrical components that are used in our systems and that are supplied by relatively few suppliers. Our dependency presents the following potential risks:

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

In the United States, our products are subject to the Federal Communications Commission (“FCC”) rules and regulations. The 700MHz spectrum was regulated during the beginning of 2008 by the FCC for Broadband Wireless applications; however the spectrum may not be technology exclusive and therefore if and to the extent it is allocated, it may be used for technologies other than WiMAX. In other countries, our products are subject to national or regional radio authority rules and regulations. Current FCC regulations permit license-free operation in FCC-certified bands in the radio spectrum in the United States. In other countries the situation varies as to the spectrum, if any, that may be used without a license and as to the permitted purposes of such use.  Some of our products operate in license-free bands, while others operate in licensed bands. The regulatory environment in which we operate is subject to significant change, the results and timing of which are uncertain.

In many countries the unavailability of radio frequencies for two-way broadband communications has inhibited the growth of these networks. The process of establishing new regulations for wireless broadband frequencies and allocating these frequencies to operators is complex and lengthy. The frequency licensing regulation process may suffer from delays that may postpone the commercial deployment of products that operate in licensed bands in any country that experiences this delay.

Our current customers that commercially deploy our licensed band products have already been granted (when required) appropriate frequency licenses for their network operation. In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions. Since WiMAX technologies evolve and enable new applications, such as mobile services, in countries that have already allocated spectrum, to other than WiMAX technology, governments may delay the granting of other spectrum, for mobile WiMAX or the usage of the spectrum for new application such as mobile WiMAX. Some countries still lag in the allocation of broadband wireless licenses, and this situation may continue in the allocation for spectrum for use by WiMAX mobile services. In addition to regulation of available frequencies, our products must conform to a variety of national and international regulations that require compliance with administrative and technical requirements as a condition to the operation of marketing or devices that emit radio frequency energy. These requirements were established, among other things, to avoid interference among users of radio frequencies and permit interconnection of equipment.

The regulatory environment in which we sell our products subjects us to several risks, including the following:

•	Our customers may not be able to obtain sufficient frequencies for their planned uses of our wireless broadband products.

•
Failure by the regulatory authorities to allocate suitable and sufficient radio frequencies in a timely manner could deter potential customers from ordering our wireless broadband products. Also, licenses to use certain frequencies and other regulations may include terms that affect the desirability of using our products and the ability of our customers to grow.

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

•	Regulatory changes and restrictions imposed due to environmental concerns, such as restrictions imposed on the location of outdoor antennas.

•	We may not be able to comply with all applicable regulations in each of the countries where our products are sold and we may need to modify our products to meet local regulations.

•	Spectrum allocation may specify a particular technology, such as 3G, LTE or WiMAX rather than enabling the spectrum owner to determine the technology.

In addition, we are subject to export control laws and regulations with respect to all of our products and technology. We are subject to the risk that more stringent export control requirements could be imposed in the future on product classes that include products exported by us.

We may also be subject to certain European directives like the WEEE (Waste Electrical and Electronical Equipment) and the ROHS (Restriction of Hazardous Substances in Electrical and Electronic Equipment).

Our proprietary technology is difficult to protect and unauthorized use of it by third parties may impair our ability to compete effectively.

Our success and ability to compete depends and will continue to depend, to a large extent, on maintaining our proprietary rights and the rights that we currently license or will license in the future from third parties. We rely primarily on a combination of patents, trademarks, trade secrets and copyright law and on confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. We have obtained several patents and have several patent applications pending that are associated with our products. We also have several trademark registrations associated with our name and some of our products.

These measures may not be adequate to protect our technology from third-party infringement. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Third-party patent applications filed earlier may block our patent applications or receive broader claim coverage. In addition, any patents issued to us, if issued at all, may not provide us with significant commercial protection. Third parties may also invalidate, circumvent, challenge or design around our patents or trade secrets, and our proprietary technology may otherwise become known or similar technology may be independently developed by competitors. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws. Failure to successfully protect our intellectual property from infringement may damage our ability to compete effectively and harm our results of operations.

We could become subject to litigation regarding intellectual property rights, which could seriously harm our business.

From time to time, the Company receives letters alleging it has infringed upon a patent, trademark or other proprietary right. As the Broadband Wireless Access market transitions toward standardization, we are more exposed to intellectual property litigation by third parties who claim to hold intellectual property rights related to such standards. In addition, based on the size and sophistication of our competitors and the history of rapid technological change in our industry, we anticipate that several competitors may have intellectual property rights that could relate to our products. Therefore, we may need to litigate to defend against claims of infringement or to determine the validity or scope of the proprietary rights of others. Similarly, we may need to litigate to enforce or uphold the validity of our patent, trademarks and other intellectual property rights. Other actions may involve ownership disputes over our intellectual property or the misappropriation of our trade secrets or proprietary technology. As a result of these actions, we may have to seek licenses to a third-party’s intellectual property rights, which may not be able to be successfully integrated into our products. These licenses may not be available to us on reasonable terms or at all. In addition, if we decide to litigate these claims, the litigation could be expensive and time consuming and could result in court orders preventing us from selling our then-current products or from operating our business. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and harm our business, financial condition and results of operations. We have no assurance that any such allegation will not have a material adverse effect on our business, financial condition or results of operations.

If we are unable to maintain licenses to use certain technologies, we may not be able to develop and sell our products.

We license certain technologies from others for use in connection with some of our technologies. The loss of these licenses could impair our ability to develop and market our products. If we are unable to obtain or maintain the licenses that we need, we may be unable to develop and market our products or processes, or we may need to obtain substitute technologies of lower quality or performance characteristics or at greater cost. We cannot assure you that we can maintain these licenses or obtain additional licenses, if we need them in the future, on commercially reasonable terms or at all. Also, some of our products utilize open source technologies.  These technologies are licensed to us on varying license structures.  This license and others like it pose a potential risk to products should they be inappropriately used.

Our failure to manage growth effectively, both through our core products and through acquisitions, could impair our business, financial condition and results of operations.

Our acquisitions in the past have significantly strained our management, operational and financial resources. Any future growth, including through mergers and acquisitions, may increase the strain on our management, operational and financial resources. If we do not succeed in managing future growth effectively, we may not be able to meet the demand, if any, for our products and we may lose sales or customers, harming our business, financial condition and results of operations

We depend on key personnel.

Our future success depends, in part, on the continued service of key personnel. We have experienced changes in several senior management personnel positions. We believe we were able to retain qualified replacements for such positions. However, there is no assurance that the new senior management personnel will provide the same or a better level of service to us. In addition, if one or more of our key technical, sales or senior management personnel terminates his or her employment and we are unable to retain a qualified replacement, our business and results of operations could be harmed.

Our ability to achieve our strategic, operational and financial goals depends on our ability to hire, train and retain qualified employees.

Our success depends in large part on the continued contributions of our managerial, technical, and sales and marketing personnel. Substantially all of our employees are not obligated to remain employed by us for any specific period.

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

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Based upon our market capitalization during 2004, 2005, 2006 and 2007 and each year prior to 2001, we do not believe that we were a PFIC for any such year and, based upon our valuation of our assets as of the end of each quarter of 2002 and 2003 and an independent valuation of our assets as of the end of each quarter of 2001, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during some of those years. We cannot assure you, however, that the United States Internal Revenue Service (the “IRS”) or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in 2008 or in subsequent years. If we were classified as a PFIC, U.S. taxpayers that own our ordinary shares at any time during a taxable year for which we were a PFIC would be subject to additional taxes upon certain distributions by us or upon gains recognized after a sale or disposition of our ordinary shares unless they appropriately elect to treat us as a “qualified electing fund” or to make a “mark to market election” under the U.S. Internal Revenue Code. This could also adversely affect the market price of our ordinary shares. For more information, see “Taxation—United States Federal Income Tax Considerations with Respect to the Acquisition, Ownership and Disposition of our Ordinary Shares—Passive Foreign Investment Company Status".

We are exposed to additional costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

As a public company, we spend an increased amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”), Securities and Exchange Commission (the “SEC”) regulations and the National Association of Securities Dealers Automated Quotations (“NASDAQ”) Global Market rules. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act of 2002, our management and other personnel devote a substantial amount of time, and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. Compliance may also make some of our activities more time-consuming and costly. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act could materially and adversely affect our growth and financial results.

The trading price of our ordinary shares is subject to volatility.

The trading price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future. Since our initial public offering in March 2000, the sales prices of our ordinary shares on the NASDAQ Global Market have ranged from a high of $53.12 to a low of $1.55. On December 31, 2007 and March 11, 2008, the closing sale price of our ordinary shares on the NASDAQ Global Market was $9.50 and $6.25. We may continue to experience significant volatility in the future, based on the following factors, among others:

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

We may be named defendants in securities class action lawsuits, or in other time- consuming and expensive litigation, that requires extensive management attention and resources and can be expensive, lengthy and disruptive.

We were a defendant in a securities class action litigation that was recently dismissed as described in "Item 8—Financial Information—Legal Proceedings". We may be named in the future as a defendant in other securities class action lawsuits or in other time consuming and expensive litigation. Legal proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. Moreover, we cannot predict the results of legal proceedings, and an unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition.

Operating in international markets exposes us to risks, which could cause our sales to decline and our operations to suffer and which could expose us to various legal, business, political and economic risks.

While we are headquartered in Israel, approximately 99% of our sales in recent years were generated elsewhere around the world. Our products are marketed internationally and we are, therefore, subject to certain risks associated with international sales, including, but not limited to the following:

•	trade restrictions, tariffs, and technology import and export license requirements, which may restrict our ability to export our products or make them less price-competitive;

•	adverse tax consequences;

•	greater difficulty in safeguarding intellectual property;

•
difficulties in managing our overseas subsidiaries and staffing multiple offices and multiple research and development centers, and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts and implementing our accounts receivable function, which introduces revenue recognition, translation, proximity and cultural challenges;

•	political and economic instability, particularly in markets such as Africa and Latin America and other emerging markets;

•	reduced protection for intellectual property rights in some countries where we may seek to expand our sales in the future;

•	laws and business practices favoring local companies;

•	differing labor standards;

•	costs of localizing our products for foreign countries and the lack of acceptance of localized products in foreign countries; and

•	fluctuations in currency exchange rates and the implications on our financial statements.

We may encounter significant difficulties with the sale of our products in international markets as a result of one or more of these factors. As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

Downturns in general economic conditions could adversely affect our revenues, operating results and financial condition.

Periods of economic slowdown or recession in the United States or other relevant regions or countries, such as the current global slowdown, or the public perception that these periods of economic slowdown or recession may occur, may reduce corporate and consumer spending and decrease the demand for our products. Furthermore, periods of economic slowdown or recession adversely affect the financial health of our subcontractors, partners, distributors and resellers. If general economic conditions fail to improve, or if they deteriorate, our revenues, operating results and financial condition could be adversely affected.

A continuing decline in interest rates and the recent capital market developments will reduce our interest-income, may decrease the value of assets and adversely affect our profitability.

Our investment portfolio consists of held-to-maturity marketable securities. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income.

Additionally, the performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected return rates and will affect the fair market value of our investment portfolio. Due to recent credit crises and other market developments, including a series of rating agency downgrades the fair value of these marketable securities may decline which may adversely affect our profitability.

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

We are incorporated under Israeli law and our principal offices and the majority of our manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli subcontractors and suppliers may cease operations which may cause delays in the development, manufacturing or shipment of our products. Additionally, several countries still restrict business with Israel and with Israeli companies. Since October 2000, terrorist violence in Israel has increased significantly. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel's northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel's border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip. Further escalation has occurred during 2008.

Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries.

We could be adversely affected by the continuation or deterioration of Israel’s conflict with the Palestinians or from restrictive laws or policies directed towards Israel or Israeli businesses.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our officers and employees in Israel are obligated to perform annual military reserve duty until they reach age 45 and, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business, operating results and financial condition.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

We have received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (“OCS”) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the “Research and Development Law.” Pursuant to our current arrangement with the OCS, the OCS will finance up to 20% of our research and development expenses by reimbursing us for up to 50% of the approved expenses related to our generic research and development projects. In addition, we obtain other grants from the OCS to partially fund certain other research and development projects. These programs currently restrict our ability to manufacture particular products or transfer particular technology outside of Israel. The Research and Development Law and related regulations permit the OCS to approve the transfer of manufacturing rights outside Israel subject to an approval of the research committee and in exchange for payment of higher royalties, for royalty—bearing programs. Under the programs we need to comply with certain conditions. If we fail to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs. The Government of Israel has reduced the benefits available under these programs in recent years, and these programs may be discontinued or curtailed in the future. If the Government of Israel discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially adversely affected.

In addition, we have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”) for our production facilities in Israel. Such status enables us to obtain certain tax relief for a definitive period upon compliance with the Investment Law regulations. On April 1, 2005, an amendment to the Investment Law came into effect which significantly changed the provisions of the Investment Law. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a “Privileged Enterprise” (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. However, the amendment provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 will remain subject to the provisions of the law as they were on the date of such approval. We believe that we are currently in compliance with these requirements. However, if we fail to comply with these conditions in the future, the tax benefits received could be canceled and we could be required to pay increased taxes in the future.

We currently contemplate that a portion of our products will be manufactured outside of Israel. This could materially reduce the tax benefits to which we would otherwise be entitled. We cannot assure you that the Israeli tax authorities will not adversely modify the tax benefits that we could have enjoyed prior to these events.

We are adversely affected by the devaluation of the dollar against the New Israeli Shekel and could be adversely affected by the rate of inflation in Israel.

Substantially all of our revenues are generated in U.S. dollars. A significant portion of our expenses, primarily salaries, building leases and related personnel expenses is incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in Israeli shekels.

As a result, inflation in Israel and/or the devaluation of the U.S. dollar in relation to the NIS has and may continue to have the effect of increasing the cost in dollars of these expenses; hence, our dollar-measured results of operations are and may continue to be adversely affected. In order to manage the risks imposed by foreign currency exchange rate fluctuations, from time to time, we enter into currency forward contracts and put and call options to hedge some of our foreign currency exposure. We can provide no assurance that our hedging arrangements will be effective. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar may cause our customers to cancel or decrease orders or default on payment.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2007, the value of the dollar decreased in relation to the NIS by (9.0%), and the inflation rate in Israel was 3.4% and as such affected our results of operations in 2007. If this trend continues, it will continue to adversely affect our result of operations.

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

It may be difficult to effect service of process and enforce U.S. judgments against our directors and officers in Israel or assert U.S. securities laws claims in Israel.

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

On August 1, 2001, Floware merged with and into us. As a result of the merger, we continued as the surviving company and Floware’s separate existence ceased. Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. On April 1, 2003, we completed an acquisition of most of the assets and the assumption of related liabilities of InnoWave Wireless Systems Ltd. In December 2004, we completed the amalgamation of interWAVE Communications International Ltd., and the interWAVE operations became our Cellular Mobile business unit (“CMU”). In November 2006, we completed the sale of our CMU to LGC Wireless, Inc. (“LGC”), a privately-held supplier of wireless networking solutions in exchange for promissory and convertible notes of LGC. In September 2007, LGC converted our convertible notes into LGC shares and thus we became a shareholder of LGC. In November 2007, ADC Telecommunication Inc. (“ADC”) acquired LGC and we sold our LGC shares to ADC for approximately $7.3 million. See “Item 5—Operating and Financial Review and Prospects—Operating Results.”

Our principal executive offices are located at 21A HaBarzel Street, Tel Aviv 69710, Israel, and our telephone number is 972-3-645-6262. In 1995, we established a wholly-owned subsidiary in the United States, Alvarion, Inc., a Delaware corporation. Alvarion, Inc. is located at 2495 Leghorn Street, Mountain View, CA, 94043, and its telephone number is 650-314-2500. Alvarion, Inc. serves as our agent for service of process.

We also have several wholly owned subsidiaries worldwide that handle local support, promotion, sales and developing activities. For a discussion of our capital expenditures and divestitures, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. BUSINESS OVERVIEW

General

We concentrate our resources on a single line of business - wireless broadband. As a wireless broadband pioneer, we have been driving and delivering innovations for more than 10 years, from developing core technology to creating and promoting industry standards. Leveraging our key roles in the IEEE and HiperMAN standards committees and having experience in the deployment of OFDM-based systems, we have been in the forefront of the WiMAX Forum™ in its focus on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. The WiMAX standard is the outcome of the standardization work done by the WiMAX Forum™, widely based on the IEEE 802.16 standard working group.

Our primary business is to provide solutions based on the WiMAX standard and other broadband wireless technologies for three different market segments:

•
Primary Broadband: Primary Broadband services provide subscribers with home and business service connectivity to high-speed broadband networks for accessing Internet, Intranet, virtual private network (“VPN”) and Voice over Internet Protocol (“VoIP”) services. Solutions for Primary Broadband services provide high-speed wireless “last mile” connectivity to the Internet for homes and businesses in both developed and emerging markets. In the Primary Broadband market we currently continue to sell our non-WiMAX products in addition to our WiMAX standard products, which are growing in sales.

•
Personal Broadband: Personal Broadband services enable subscribers to take their broadband connection with them anywhere and extend their mobile services to broadband speeds above 1 megabit per second (“Mbps”). We expect that Personal Broadband services based on WiMAX technology will be gradually introduced to the market by operators during the second half of 2008. Personal Broadband exists at the intersection of the fixed, mobile and multimedia broadband worlds, offering subscribers a unique combination of high-speed broadband and mobile services that are available anywhere. Personal Broadband is always-on, high-speed and all-IP-based, providing direct access to the mobile Internet and creating a dynamic market for various services and applications. Solutions for Personal Broadband services are entirely based on the WiMAX standard and provide anytime, anywhere broadband services access to individuals on personalized devices, such as notebook personal computers, personal digital assistants (“PDAs”) and smart handsets (which are hand-held devices providing multiple services such as telephony, data and digital services based on information technology ). Our solutions enable communication operators to offer broadband services of more than 1Mbps to their subscribers while connecting a number of consumer electronic devices, such as smart handsets, PDAs, PC's, cameras, media players and more to a radio access network. The Personal Broadband market realizes the broad vision of mobile broadband service consumption that changes consumers’ lifestyle and increases productivity and entertainment. Personal Broadband networks are converging several distinct services, such as mobile telephony, multi-media services and broadband data access that are provided with different access infrastructure into a single, all-IP network in a unified user device and/or in special purpose devices (such as consumer electronic devices).

•
Broadband wireless applications for vertical markets: Broadband wireless applications for vertical markets provide owners and operators of public networks, private networks, utility companies, municipalities and government institutions with broadband connectivity and applications that fulfill each organization's own communication needs rather than offering to subscribers' communication services like the two services above (Primary and Personal Broadband). Examples of such applications include government and municipal offices connectivity, security and surveillance services, campus-to-campus broadband connectivity, oil & gas and mining company applications, and many other machine-to-machine automated applications that require high-speed wireless access. In this market, we sell both WiMAX and non-WiMAX solutions, primarily in the license-exempt frequency bands.

With over 200 commercial WiMAX deployments worldwide we believe that we are the worldwide leader in providing WiMAX and wireless broadband access solutions. We supply top-tier carriers, ISPs, new communications service providers known as “Innovative Challengers,” and private network operators with solutions based on the WiMAX standard, as well as other wireless broadband solutions.

Our strategy is to leverage our business leadership, experience, market presence, leading brand in our industry, innovative technologies and broad customer base in Fixed and Mobile WiMAX technologies, as well as in other broadband wireless technologies, in order to grow our Company in each of the three markets discussed above: (i) the Primary Broadband market; (ii) the Personal Broadband market, based on mobile WiMAX standard and technologies; and (iii) the vertical markets.

Our products cover the full range of frequency bands, targeting fixed, nomadic and mobile applications, including business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications and, in the future, Personal Broadband services.

INDUSTRY DYNAMICS

Our Existing Market: WiMAX and Wireless Broadband for Primary Broadband Access Services

The Early Demand for Wireless Broadband

In the late nineties, both consumers and businesses began to demand broadband - also known as high-speed Internet data services - thus accelerating the establishment of DSL and cable-based broadband networks (wired broadband infrastructure). These DSL and cable-based broadband networks involved high investment costs, so the access network infrastructure was not established everywhere the demand for broadband existed. Wireless broadband networks stepped in to meet this unserved need for broadband services, and meeting this unserved need has been the primary application of wireless broadband networks. The market for wireless broadband networks exists primarily in the rural and suburban areas in developed countries and in more developed areas in developing countries. By bridging the “digital divide” or providing both broadband and basic telephony services in areas where telecommunications infrastructure is poor or does not exist, wireless broadband has grown to comprise more than 5% of the world’s broadband networks.

The Evolution of Wireless Broadband

The wireless broadband market has grown over the last decade due to the acceptance of wireless equipment as a high performance, cost-efficient alternative to wireline infrastructure for broadband connectivity.

In developed countries, government financial support encourages operators to complete broadband coverage in rural and suburban areas with low-density populations, where the business model for wired infrastructure is less attractive. In developing countries, government financial support is provided to encourage operators to offer basic telephony services and Internet access based on wireless broadband infrastructure in order to meet the demand, mainly in urban and suburban areas.

The worldwide success of broadband connectivity and services creates demand for additional broadband networks mainly in regions where broadband was not widely available. The accelerated proliferation of broadband services and networks around the world as well as commoditization of broadband devices and services has generated more demand for broadband in developing regions, often referred to as the world’s emerging markets. In these regions, wireline infrastructure is generally very poor and often non-existent, resulting in an accelerated widespread adoption of WiMAX networks.

Government Deregulation Creates Demand

Global telecom deregulation is opening up the telecommunications/Internet access industries to competition by new players. Unlike the built-in delivery systems of wireline infrastructure, wireless technology requires the use of frequencies contained within a given spectrum to transfer voice, multimedia and other data services. Usually, governments allocate a specific range of that spectrum, either licensed or license-exempt (“unlicensed”) bands, to incumbent and Innovative Challengers, alternative carriers, as well as to cellular operators, ISPs and other service providers, enabling such carriers and operators to launch a variety of broadband initiatives based exclusively on wireless networking solutions. During 2007, additional licensed and unlicensed spectrums were allocated in many regions around the world. Increased availability of licensed and unlicensed spectrums enables operators to address increasing demand for wireless broadband.

Additional Factors in the Widespread Adoption of Wireless Broadband

•
Over the last few years, wireless broadband networks have increasingly grown in popularity, due in part to the inability of wired infrastructure to meet demand, but also because of the following factors:

•	competition among various types of telecommunications players to offer multiple services using a single network;

•	growing trend of public access providers to build infrastructures owned by municipalities;

•	rapid progression of standardization by international bodies, such as the WiMAX Forum™, combined with the wide adoption of these standards by equipment vendors and carriers;

•	attractiveness of the business model offered to operators that use high performance standardized and interoperable products;

•	convergence of fixed and mobile services; and

•
increasing availability of WiMAX ecosystem products, leading to reduction in the capital expenditures (CAPEX) and operating expenses (OPEX) of network deployment and the promotion of WiMAX operators’ competitiveness with traditional wireline broadband service providers, such as DSL and cable.

WiMAX Technology, Applications and Industry Advantages

WiMAX is a technology based on the IEEE 802.16 air interface standard and the ETSI HiperMAN wireless metropolitan area network (“MAN”) standard. WiMAX is the worldwide standard for wireless broadband access and personal mobile broadband applications. Solutions based on WiMAX technology enable fixed-line, cable, and mobile operators and new challengers to compete with each other in the anticipated market for higher Average Revenue Per User (“ARPU”) services. WiMAX technology has the capacity to deliver sufficient bandwidth to enable value-added applications, including live video broadcasting, high-speed data, toll-quality voice and multimedia content. Most importantly, the WiMAX (IEEE 802.16) standards were developed based on the concept of an "all IP Network". A complete set of IP-based functions and interfaces allow for high quality service delivery, while keeping end-to-end Quality of Service (“QoS”) and minimizes investment and operating costs for operators with its distributed architecture and efficient, packet-based air interface.

WiMAX offers two technological advantages to the operators relative to the existing commercial technologies: (i) a superior radio technology; and (ii) an open IP-based access network infrastructure.

•
Superior radio access technology: WiMAX benefits from advanced Non-Line-of-Sight (“NLOS”) radio and antenna technologies such as MIMO, Beam Forming, and Spatial Division Multiple Access (“SDMA”). These new technologies can be used in fixed, portable and mobile WiMAX networks and facilitate high spectral efficiency and obstacle penetration (e.g., walls) resulting in best network coverage, capacity , low latency and improved user experience. As a result, WiMAX offers lower infrastructure costs and reduced cost per subscriber for the operator, compared with any other wireless technology.

Utilizing its build-in strong QoS mechanisms, WiMAX technology has the capacity to deliver maximal service quality under the subscriber’s Service Level Agreement (SLA) to enable rich value-added applications, including high-speed data and Internet, live video multicasting, toll-quality voice and multimedia content in both download and streaming formats. These capabilities enable toll-quality delivery of differentiating services, coupled with enhanced subscriber Quality of Experience (“QoE”).

•
 Open IP-based access network infrastructure: The WiMAX (IEEE 802.16) standard was developed based on the concept of an open “all IP Network,” which allows WiMAX to leverage the vast IP-based telecom and enterprise industries. WiMAX, as an IP-based connectivity standard, is able to easily and smoothly interface with any IP-based equipment, device or network. This approach, following the success of the World-Wide-Web Internet adoption, (a) minimizes investment in introducing new applications, thereby creating new interfaces and interoperability connections, (b) enjoys the low prices and abundance of information and know-how of the IP-based equipment world and (c) may significantly reduce the operator’s capital and operational expenditures when deploying such service networks. Therefore, the advantage of WiMAX over other mobile networks is in offering a complete OPEN IP architecture. The formation of an industry based on OPEN IP architecture can leverage on best-of-breed IP network equipment and IP-based consumer electronics devices, thus creating an open Internet model of wireline data over the new wireless WiMAX network.

The WiMAX standards are defined by the WiMAX Forum™. The WiMAX Forum™ is a non-profit organization focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the industry to mobile WiMAX solutions. The WiMAX Forum™ members work to promote the interoperability of multiple vendors’ products in the wireless broadband market. Since its establishment, the WiMAX Forum™ members, working together with the IEEE, have established the first of the standards on which fixed wireless broadband systems will operate, namely the IEEE 802.16d-2004 standard and IEEE 802.16e-2005. These standards fully support fixed and nomadic broadband wireless applications.

The WiMAX Forum™ defines the following types of access to a wireless network:

•	fixed access, at a single stationary location for the duration of the network subscription;

•	nomadic access, at multiple stationary locations, allowing the user to change locations between sessions;

•	portability, at multiple locations at walking speed, within a limited network coverage area, with hard handoffs between cells;

•	simple mobility, at multiple locations at low vehicular speed, within a network coverage area, with hard handoffs between cells, enabling non-real time applications; and

•	mobility, at multiple locations at high vehicular speed, within network coverage area, with guaranteed handoffs between cells, enabling service continuity for all applications.

Our Next Developing Market: Mobile WiMAX and Mobile Broadband for Personal Broadband Access Service

We promote a new generation of Personal Broadband networks and services that would enable subscribers to take their broadband connection with them anywhere and add mobility to their broadband service at throughput above 1Mbps. Personal Broadband will unite the fixed, mobile and multimedia broadband worlds, offering subscribers a combination of high-speed broadband and mobile services that are available anywhere. Personal Broadband will offer always-on, high-speed and all- IP-based connectivity, providing direct access to the mobile Internet and creating a dynamic market for various services and applications.

Personal Broadband capabilities are anticipated to be embedded in a wide range of computing, telephony and consumer electronics devices to optimize personal lifestyle and professional productivity. Following the adoption of the Personal Broadband service offering by telecommunications' operators, business applications once reserved for the office environment and media content previously available only through a residential broadband connection, are predicted to be available anywhere. These new Personal Broadband capabilities would enhance traditional service provider business models and create opportunities for new entrants to penetrate the market with alternative business strategies.

However, for this next service level of Personal Broadband services to be adopted by consumers and businesses, the technology must offer tight security, reliability, high quality of service and broadband data speeds; in addition, vendors must offer diverse and innovative applications with the right devices to utilize the applications.

To differentiate themselves and target subscribers with higher ARPU, operators are interested in providing what may be characterized as “mobile DSL” connectivity with the primary application of “mobilizing the Internet,” namely broadband Internet connectivity while on the go. So far, no technology has been able to technically or economically support this type of service, which would be targeted initially to highly developed, metropolitan areas.

We believe that WiMAX is currently the technology that is the most advanced and best suited to cost-effectively meet the requirements of Personal Broadband. WiMAX solutions, in addition to being standards-based, benefit from the open architecture of an all-IP network. Legacy wireline and wireless technologies are indeed standard but not entirely IP-based with an open architecture, as is WiMAX. The WiMAX industry, in contrast to other telecom standards and technologies, leverages the consumer electronics market capabilities, such as IP innovation, creativity, low cost and advanced services. Alvarion is aiming to be at the center of this dynamics via its position as a member of the WiMAX Forum™ and via its go-to-market strategy and business relationships with various partners.

COMPANY STRENGTHS

For more than 15 years, our primary business activity has been focused on fulfilling the growing demand for IP wireless broadband in the telecom industry by providing solutions and services to build wireless broadband networks. In addition, we have deployed through our customers fixed wireless broadband solutions for applications, such as toll quality telephony service, mobile base station feeding, hotspot coverage extension, municipal and community interconnection, utility company metering and monitoring applications, as well as public safety communications. The Company’s key strengths include:

•	Market Leadership and Brand Recognition: We believe we are the worldwide leading WiMAX vendor with a single business focus in broadband wireless access equipment and we enjoy a strong brand identity.

•
Customer Base: We have a broad customer base, with over 200 WiMAX commercial deployments and over 30 WiMAX trials (as of December 31, 2007) targeted to mobile applications. We believe our product offerings are the most extensive in the market.

•
Technology: We have 15 years of broadband wireless IP experience and have been the leader in broadband wireless access market for more than a decade. In addition, we have continued our leadership in the relevant standardization organizations (IEEE 802.16, WiMAX Forum™).

•	Execution Capabilities:

•	We have the ability to deliver and deploy a complete solution in terms of product, technology, network deployments and to build long-term customer satisfaction.

•	We believe we have the ability to compete with any other player in this industry, while keeping our flexibility and technology differentiators according to customer demands and needs.

•	Partnerships: We are actively partnering with industry and market leaders to create go-to-market partnerships and best-of-breed end-to-end wireless broadband network solutions.

Our Wireless Broadband Experience Enables Us to Leverage the Potential of WiMAX

Our wireless broadband experience enabled us to identify the potential of WiMAX in early 2002, ahead of most equipment vendors. As a result of this experience and early strategic decisions, by 2007, we led the market in the number of deployed WiMAX-based networks. We have been at the forefront of developments with WiMAX technology since its inception, at a Company and industry level. Examples of our active involvement include major roles in the standardization process through our work in the WiMAX Forum™ as a charter board member and by chairing key working groups. In addition, our employees are active in other related technology organizations, such as Wireless Communications Association, IEEE 802.16, ETSI BRAN-HiperMAN and ITU standards.

Single Evolving WiMAX Platform

We believe that we hold a distinct advantage in the nascent market for Personal Broadband services. Our WiMAX platform was designed from the ground up according to the IEEE 802.16 standard and WiMAX Forum specifications to provide operators with Primary Broadband solutions, Personal Broadband solutions and a path of service growth required to extend the service offering from Primary to Personal Broadband services. With our single and evolving WiMAX platform, we strive to enable our customers to complement their business models with innovative service offerings.

STRATEGY FOR GROWTH

Our strategy for future growth is focused on providing complete end-to-end broadband wireless solutions, maintaining our current leadership position in existing Primary Broadband markets and growing along with the market demand for fixed and nomadic applications, while leveraging our strengths to become a significant participant in the Personal Broadband market.

Opportunities for Providing Personal Broadband Solutions Based on OPEN Architecture

The developing demand for Personal Broadband services has caused us to expand our focus to include a new set of users, both in terms of socioeconomic groups and geographic markets. The developing demand has also led us to target a different type of telecom operators. With our experience and knowledge of wireless technologies, we believe that WiMAX technology will be the one that best satisfies Personal Broadband needs. In addition to its high technical capacities, the interoperability and standardization of WiMAX-based products and networks are expected to offer lower-cost, volume-produced standard chips and systems. We believe that in turn, these low costs will be passed on to users, thus encouraging service adoption for Personal Broadband services.

Our goal is to become a major global WiMAX vendor of Primary Broadband and Personal Broadband solutions by being at the forefront of exploring and maximizing the benefits of open architecture characteristics of WiMAX to create a new operator-centric model based on best-of-breed solutions from a variety of OPEN WiMAX ecosystem partners.

The WiMAX Transformation to OPEN Architecture

The dynamics of WiMAX creates an all-IP open architecture, removing barriers to entry and facilitating rapid innovation. Designed from the start as an open standardized interoperable technology, OPEN WiMAX is a network strategy that enables a complete ecosystem, including radio access network equipment,, core network equipment, consumer electronics, service offerings and applications. This new strategy enables communication service providers to choose the combination of vendors and partners that best fit their specific requirements.

OPEN WiMAX is designed to enable multiple telecom vendors to build a best-of-breed telecom access network in an open standard architecture. It creates a telecom operator-centric offering/concept/culture as opposed to a vendor-centric approach historically used in large telecom projects.

OPEN WiMAX is open to innovation and is intended to enable an offering of mass-market consumer electronics combined with low cost and economies-of-scale. OPEN WiMAX is highly scalable and suitable for large, medium or small deployments that assist operators to optimize WiMAX network deployment costs, fit the expenditures to the desired services-centric network - both in terms of capital expenditures and operating expenses during the operation of the network. This “mix and match” multi-vendor approach may promote competition, which drives prices down and enhances the product offering. Innovative products and services for WiMAX, such as mobile TV and mobile gaming for personal use and Virtual Private Network and File Transfer for business use, enable vendors to distinguish themselves from the competition.

Open networks in general, and OPEN WiMAX in particular, promote the long-term success of service providers in the highly competitive markets of broadband services, by offering the following:

•	superior performance combination (i.e., “best-of-breed”) of network equipment to meet service providers’ requirements;

•	wide variety of subscriber service and openness to enable future services and applications;

•	increased purchasing power to promote service providers business model; and

•	improved risk management, including sustainability against possible changes in vendors’ strategy, products and services, as the service provider is not limited to a single or only a few vendors.

We believe that, in the near future, operators will build open IP networks. WiMAX is based on open IP networks; therefore, the OPEN WiMAX strategy is a direct implementation of one of the strong WiMAX innovation fundamentals. We believe that pure players (meaning companies focused on a single field of activities that are not diversified), each an expert in its own field, will team to create best-of-breed offering. We believe that adopting our OPEN WiMAX strategy, differentiate us from our competitors and provide us with a competitive advantage over large telecom vendors, as we offer a best-of-breed one stop-shop rather than a-single offering from a single vendor.

An example of our expanding OPEN WiMAX ecosystem is our cooperation with Accton Technology Corporation of Taiwan with whom we formed AWB in January 2007, to develop mass market cost-effective WiMAX consumer electronic devices. These devices are intended to complement our WiMAX offerings while facilitating the availability of WiMAX- based Personal Broadband services. This cooperation is planned to augment Alvarion’s 4Motion™, our OPEN WiMAX solution, by including a variety of industry-standard, WiMAX-enabled devices and customer-premise equipment while enhancing the number and types of self-installable and outdoor WiMAX subscriber units. See “—Products—4Motion™ Solutions.”

PRODUCTS

BreezeMAX Platforms - our WiMAX Solutions for fixed, nomadic and mobile applications

Our WiMAX-based BreezeMAX Frequency Division Duplex ("FDD") and Time Division Duplex ("TDD") (“BreezeMAX”) platforms are designed from the ground-up according to the IEEE 802.16 standard. BreezeMAX platforms feature advanced OFDM and OFDMA  technologies to support NLOS operation, adaptive modulation up to QAM64 and the highest spectral efficiency available. Currently commercially available and operating in the 2.3, 2.3WCS, 2.5, 3.3, 3.5, 3.6 and 5.2 GHz licensed frequency bands, BreezeMAX meets the immediate customer demand for cost-effective, next generation broadband wireless systems with a platform designed around the implementation of the IEEE 802.16 and HiperMAN standards by the WiMAX Forum™. The BreezeMAX carrier-class design supports broadband speeds and QoS to enable carriers to offer quadruple play (meaning broadband data, voice, mobility and multi-media) services to thousands of subscribers in a single-base station.

BreezeMAX has quickly become a popular solution for operators offering fixed high-bandwidth, VoIP and data services to evolve their networks to industry-standard solutions with improved outdoor and indoor CPE economics. The platform includes an enhanced offering of primary voice services and allows the operator to leverage legacy voice infrastructure. The system’s features and cost-effective, versatile subscriber units make BreezeMAX a preferred broadband wireless solution for service providers who are interested in improving their business model.

In July 2003, Intel Corporation announced its intention to develop an IEEE 802.16d-compliant silicon chip and by September 2005, we developed the subscriber unit that uses that chip. In June 2006, we introduced BreezeMAX Si, a self-installable ("Si"), indoor WiMAX CPE based on the IEEE 802.16-2004 standard and using the Intel® PRO/Wireless 5116 broadband interface (WiMAX chip). The BreezeMAX PRO CPE was the world’s first subscriber unit that integrated the Intel® PRO/Wireless 5116 broadband interface and marked an important step for the industry moving toward the widespread adoption of WiMAX standard products.

From the last quarter of 2006, we have introduced commercially outdoor and indoor Si CPEs based on Intel last generation WiMAX chipset, Intel Connection 2250 (also called Rosedale 2). The advantage of these CPE is in supporting both standards of IEEE 802.16-2004 and 802.16-2005 as well as both duplex of FDD and TDD modes of operations in a single hardware. During last year, the BreezeMAX indoor Si CPE opened the door for Personal Broadband and Primary Broadband WiMAX standard-based solutions and enabled nomadic services via quick deployments based on a plug-and-play installation. In addition, the BreezeMAX indoor Si CPE enabled centrally provisioned, portable connectivity for subscribers to use the CPE in various points within the network coverage and reconnect to the service after moving from one location to another.

The BreezeMAX’s FDD platform was designed according to the IEEE 802.16-2004 standard, partially certified by the WiMAX Forum™ during 2006 for fixed and nomadic networks, for both Base Stations and CPEs. In early 2007, we introduced our TDD pre-certified IEEE 802.16-2005 platform that was designed for fixed and nomadic networks. Our new BreezeMAX platform, which is part of our 4Motion solution that is under development, is expected to provide support for fixed, nomadic and mobile WiMAX, and is being designed according to the IEEE 802.16e-2005 standard for portable and mobile networks.

IEEE 802.16e-2005 compliant technology enables portable and mobile networks to be IP-based, with a focus on open standards, end users and consumer devices. Portable access is defined according to the WiMAX Forum™ to apply to handsets, PDA, laptop Personal Computer Memory Card International Association ("PCMCIA") or mini cards at multiple locations, at least at walking speed, and enables a hard handoff of devices, in which the subscriber terminal is disconnected from one base station before connecting to the next base station. Mobile access ranges in scope from low to high vehicular speeds but adds PDAs and smart-phone devices, multiple locations and enables a soft handoff, in which the subscriber maintains a simultaneous connection with two or more base stations for a seamless handoff to the base station with the highest quality connection. Both consumer and business users have driven the demand for this technology that has resulted from the convergence of fixed broadband networks and mobile voice networks towards mobile broadband communications.

4Motion™ Solution

Our mobile WiMAX solution, called 4Motion, was introduced to the market during the second half of 2006 and is expected to be commercially available during 2008. This timeframe target is planned to coincide with the availability of mobile OPEN WiMAX, our Personal Broadband-enabled devices, which utilize chips currently at the end of the development phase. 4Motion™ is an end-to-end mobile WiMAX solution designed to comply with the IEEE 802.16e-2005 standard. The solution portfolio is developed in conjunction with leading providers of core network and IP technology, devices and integration services. 4Motion™ is expected to offer an open, end-to-end, carrier-class, scalable and cost-effective mobile broadband data solution that delivers Personal Broadband services of several Mbps per subscriber or more. Offering the benefits of the OPEN WiMAX approach to network strategy, our 4Motion™ solution is expected to provide operators with the flexibility to choose best-of-breed multi-vendor partners to add third-party IP services, while controlling costs.

The 4Motion™ solution includes Radio Access Network ("RAN"), which is based on Alvarion’s BreezeMAX WiMAX base-station platform and includes third parties’ core network, radio and IP networking elements, end-user devices and subscriber applications.

We expect 4Motion™ to enable a wide range of deployment scenarios, such as (i) personal mobile and fixed broadband, (ii) wireless DSL, (iii) residential and business quadruple-play and (iv) municipal, public safety and video surveillance.

We also expect 4Motion™ to support broadband connectivity for both business and personal services such as mobile TV, online gaming, instant messaging (IM), VoIP, video conferencing, Internet browsing, mobile applications, location-based services ("LBS"), VPN and file transfers ("FTP").

Our Wireless Broadband Access Solutions (Non-WiMAX)

Although our primary focus is to provide solutions based on the WiMAX standard, we also continue to sell our non-WiMAX products in the short and mid-term. We provide a broad range of integrated fixed wireless broadband solutions, addressing different markets and frequency bands, designed for the various business models of carriers, service providers and private network operators. Our products are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, including residential, small office/home office (“SOHO”), small/medium enterprises (“SME”), multi-tenant/multi-dwelling units (MTU/MDU) and large enterprises (corporate). Our products operate in licensed and license-free bands, ranging from 900 MHz to 28 GHz and comply with various industry standards. Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, MAC (media access control), IP-based mobile switches, networking protocols and very large systems integration (“VLSI”).

Our fixed wireless broadband solutions are based on OFDM technology with NLOS capabilities, creating more possibilities to cover a wireless access network.

We offer applications in which access to the end user is provided by wireless broadband systems. These access applications can be utilized by telecom operators, service providers and regional carriers based on the needs of their regions of operation. Fixed wireless broadband solutions are implemented in a modular infrastructure, enabling swift, cost-effective roll-out as needed. Sectorized base stations are deployed to provide radio coverage to the targeted area, and frequency channels are reused in non-adjacent base station sectors, making the most efficient use of the available spectrum. Base stations are connected to the operator’s central office, or point-of-presence, using wired or wireless point-to-point solutions. End users are provided with customer premises equipment, or CPE, typically consisting of an outdoor unit with a radio and an antenna connected to an indoor unit or indoor self-installed unit, who present voice and data interfaces to the customer network. The entire wireless broadband network is connected to the carrier backbone.

BreezeACCESS Products (BreezeACCESS II, XL, VL, OFDM)

BreezeACCESS enables fixed high-speed data and voice, point-to-multipoint wireless broadband applications. BreezeACCESS access products operate in several frequency bands to meet the needs of service providers and telecom operators worldwide. The BreezeACCESS product family consists of base stations, including access units, controllers and subscriber units, the latter of which operate optimally when connected to computers or computer networks utilizing the Internet Protocol. The subscriber units include subscriber units for data applications and subscriber units for data and telephony applications. BreezeACCESS is modular in design, allowing for a low initial investment, and is scalable for future growth.

BreezeACCESS OFDM products support fixed higher speed wireless broadband access products currently in the licensed 3.5 GHz band, and they provide gross data rates of up to 12 Mbps.

BreezeACCESS VL, OFDM-based fixed products operate in the 0.9, 4.9, 5.2, 5.3, 5.4, 5.7 GHz bands, which are mostly unlicensed, and provide gross data rates of up to 54 Mbps. BreezeACCESS Wi2 combines the advantages of Wi-Fi access with the capabilities of BreezeACCESS VL systems to provide cost-effective solutions for Personal Broadband services today. With its design, BreezeACCESS Wi2 gateway solutions can be deployed almost anywhere to provide Personal Broadband to standard IEEE 802.11 b/g end user devices such as laptops, PDAs, smart-phones and portable gaming devices. BreezeACCESS Wi2 solutions are ideal for operators, municipalities and communities looking to build metropolitan broadband networks or to integrate Wi-Fi hot zone capabilities into their existing broadband wireless access networks. This solution provides Personal Broadband services ranging from public Internet access to public safety and Intranet applications.

OFDM technology, on which BreezeACCESS OFDM and BreezeACCESS VL are based, enables higher data rates, up to 12 Mbps in the case of BreezeACCESS OFDM, and up to 54 Mbps in the case of BreezeACCESS VL, by utilizing the available radio spectrum in an efficient manner. In addition, OFDM technology enables NLOS operation with robust resistance to interference. OFDM-based products enable carriers to use the technology in applications where a high data rate is required, including serving medium to large enterprises and high-speed backbone applications. The BreezeACCESS VL OFDM-based system, which utilizes our proprietary air protocol and broad set of features along with a high power radio, uses our “open platform” architecture and may be used with other BreezeACCESS band versions (BreezeACCESS II, XL, V or OFDM), giving operators the flexibility to use one band for service provisioning to residential, SOHO and SME customers, while reserving high bandwidth for large enterprises and MTUs.

BreezeACCESS wireless DSL products include BreezeACCESS II, BreezeACCESS XL, BreezeACCESS VL and BreezeACCESS OFDM.

BreezeACCESS II products operate in the unlicensed 2.4 GHz ISM band and provide gross data rates of up to 3 Mbps.

BreezeNET B Product

Our BreezeNET B products are designed to provide highly reliable, building-to-building bridging solutions, support mobile connectivity and provide individuals or small groups of users with wireless access to a LAN.

BreezeNET B products function as a wireless bridge system that provides high-capacity, high-speed point-to-point connectivity. The BreezeNET B system operates in the unlicensed 5GHz band and enables operation in near and non-line-of-sight environments such as buildings, foliage or ridgelines. The system also features adaptive modulation for automatic selection of modulation schemes to maximize data rate and improve spectral efficiency. BreezeNET B supports security sensitive applications through optional use of authentication and/or data encryption. The system supports Virtual Local Networks (“VLANs”), which enable secure operation, and VPN services, which allow tele-workers or remote offices to conveniently access their enterprise network.

eMGW Products

The enhanced MultiGain (eMGW) solutions are cost-effective, rapidly deployable, point-to-multipoint fixed wireless access systems that provide data and voice services for both residential and small business users, mainly in suburban and rural environments. Utilizing radio links instead of copper lines to bridge the last mile, the eMGW products enable rapid deployment of quality services to residential or SOHO customers. The products ensure the optimal utilization of the available spectrum and minimum interference, regardless of topography.

eMGW provides fast Internet access, corporate access and carrier-class telephony in a single system. It also enables LAN-to-LAN connectivity over IP-VPN tunnels for businesses, fax (G3) and dial-up modem (v.92/56Kbps) services for residential subscribers and leased line services. eMGW operates in a broad range of licensed and unlicensed (ISM) bands, from 1.5 to 5.7 GHz. eMGW provides coverage of up to 25 kilometers in very challenging environments and operates in NLOS installation scenarios. The eMGW is the optimal price / performance fixed wireless access system for operators who need to: provide coverage to subscribers in green fields, upgrade existing networks with advanced data services and provide wireless DSL services in low and medium subscriber density areas.

eMGW, which has a scalable and modular architecture, is comprised of an indoor base station controller, an outdoor base station radio, an indoor subscriber interface and an outdoor subscriber terminal. It also includes a network planning tool and a network management system featuring fault, configuration, performance and security management.

eMGW is based on our frequency hopping Code Division Multiple Access ("CDMA") technology and utilizes our innovative “hybrid switching” transmission technology, combining circuit switching for toll quality voice and packet switching for fast data services, optimizing the utilization of spectrum resources. This “hybrid switching” concept provides a solution for the economic and technological challenges facing network operators today.

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

Our WALKair products consist of WALKair 1000 that operates in the 3.5, 10.5 and 26 GHz licensed bands, and WALKair 3000 that operates in the 3.5, 10.5, 26 and 28 GHz bands.

WALKair products are based on time division multiplexing (TDM) technology.  WALKair systems support a complement of value-added classes of services including VPN, VLAN and QoS, based on per-user allocation of committed data rate and maximum data rate.

WALKair 3000 accommodates carriers’ requirements for broader bandwidth, primarily driven by the growing use of data-intensive Internet applications.  It also enables carriers to efficiently connect multiple subscribers in multi-tenant buildings by a single terminal station.  WALKair 3000 supports significantly broader bandwidth for each customer and increased capacity for each cell, increasing the peak speed of transmission of each terminal station to up to 36 Mbps.  WALKair 3000 integrates smoothly with WALKair 1000, which enables carriers to deploy both systems on the same base station, serving a variety of subscribers with different needs for communication services, within the same cell.

Network Management Solutions for Both WiMAX and Non-WiMAX Wireless Broadband

We provide advanced management applications for our wireless solutions. Our network management applications are equipped with graphics-based user interfaces and provide a set of tools for configuring, monitoring and effectively managing our wireless broadband networks. Our flagship carrier-class Network Management System is the AlvariSTAR, fully compliant with Telecommunications Management Network (TMN) standards and simplifies network deployment and maintenance for networks of every scale. AlvariSTAR can be used to manage multiple Alvarion solutions, including BreezeMAX, 4MotionTM, BreezeACCESS VL and BreezeNET B.

Our full portfolio of network management products include:

AlvariSTAR, which configures, monitors and manages our BreezeMAX, 4Motion and BreezeACCESS products;

WALKnet, which configures, monitors and manages our WALKair products; and

IMS, which configures, monitors and manages our eMGW product.

AlvariSTAR, WALKnet and IMS are multi-platform simple network management protocol (SNMP) applications. Using standard and private SNMP agents incorporated in the products, these applications, operating under the HP Open View network management platform, enable configuring, managing faults and monitoring performance of all system components from a central management station.

Accessories Offered by Alvarion

In order to support our products and provide comprehensive solutions to our customers, we provide a family of accessories designed to extend the range of our BreezeMAX, 4Motion, BreezeACCESS, WALKair and BreezeNET solutions. These accessories include antennas, cables, surge arrestors, amplifiers and other components.

Our Geographic Markets

Until now, our network installations have been typically found in developing regions in developed countries and in emerging markets.

Within developed countries (defined as countries with overall high levels of economic prosperity), there are rural or suburban regions with low-density populations, often extending over vast distances, that have limited telecommunications infrastructures. WiMAX and wireless broadband have made inroads in these areas due to the business opportunities, robust equipment, extensive coverage and non line-of-sight capabilities. In addition, government assistance in “closing the digital divide” in these countries has served as an incentive for alternative operators to consider WiMAX systems for providing broadband services. Examples of these locations have been identified in the United States, Western and Eastern Europe, Asia Pacific and South America.

We believe that wireless broadband service providers in emerging markets have found that deploying wireless broadband and new WiMAX solutions where telecommunication coverage is lacking due to poor infrastructure is an affordable means to provide broadband and telephony services. Emerging markets are countries where basic voice services combined with broadband data remain scarce. Examples of these locations are in Africa, Commonwealth of Independent States, former USSR ("CIS"), Latin America, Central America and Asia Pacific.

In 2007, the industry continued to show additional WiMAX penetration and a growing interest primarily in emerging markets and developing regions within developed countries. In addition, the WiMAX industry began to provide cost-effective infrastructure that can compete with broadband DSL and cable operators in the developed countries. In 2007, the industry showed signs of adoption of WiMAX for Personal Broadband services. We are increasing our sales and marketing efforts in certain regions in developed countries by offering our nomadic and portable solutions and our Personal Broadband and mobile applications in highly populated areas.

We hope to continue to benefit from the expected evolution of WiMAX, building from nomadic and portable, to fully mobile services, enabling us to penetrate the high-end, metropolitan consumer and business user groups.

Geographic Breakdown of Our Revenue

	2005		2006		2007
	In thousands
North America	$29,564	16.7%	$25,047	13.8%	$32,767	13.8%
Latin America	32,946	18.6%	30,857	17.0%	50,982	21.5%
Europe, Middle East and Africa	102,685	58.0%	111,959	61.6%	132,883	56.2%
Asia Pacific	11,732	6.7%	13,731	7.6%	19,941	8.5%
	$176,927	100.0%	$181,594	100.0%	$236,573	100.0%

General - Industry Market Segments and Players

The operators in the wireless broadband market fall within the following categories, as determined by the industry:

(i) Communications Service Providers: Tier One and Tier Two Operators

Tier One and Tier Two carriers - both Fixed Network Operators ("FNOs") and Mobile Network Operators ("MNOs") - form the largest and most established telecom operators, with nationwide or global presence, serving tens of million of users. These carriers are a primary focus for our WiMAX equipment since these carriers have a strong, strategic interest in deploying WiMAX in their network. Tier One and Tier Two carriers are looking for the technology to keep them at the front line of communications business within their home countries, as well as to quickly expand their business by providing telecommunications services in neighboring countries. Examples of Tier One and Tier Two carriers that have publicly indicated their strategy include: Telkom South Africa Ltd., Cable & Wireless International, Telenor, Sviaz Invest ,Nippon Telegraph and Telephone West Corporation (NTT West), AT&T, France Telecom, Eircom, Bharti Tele-Ventures Limited (Airtel Enterprise Services) and Telefonos de Mexico S.A. de C.V. Historically, such operators have shifted slowly to new technologies, although many of them are involved in trials with our WiMAX equipment.

In addition, cellular operators are able to leverage their infrastructure, radio base-station sites and customer base, together with their marketing, services and billing platforms and customer support investments, to offer media centric, Personal Broadband services and competitive broadband Internet access services to their existing customers or new customers. Examples of operators in this group include Orange, Vodafone, Vodacom, Digicel, T-Mobile, Cegetel, Megafone, Meditel, MTN, China Mobile and Entel (Chile).

Innovative Challengers

Innovative Challengers are the broadband service providers that are building their business model primarily on WiMAX solutions, while providing in many cases improved services compared to legacy telecommunication operators. Innovative Challengers are expected to constitute a greater portion of the WiMAX market in the future. Examples of service providers belonging to this category include Clearwire USA and Clearwire International, Bolloré Telecom (France), Digital Bridge (USA), WiMAX Telekom (Austria), Enforta (Russia), Free (France), Iberbanda in Spain (a subsidiary of Telefonica de Espana), WorldMAX (Holland), Irish Broadband and Ertach (Argentina). We also expect Innovative Challengers to become early adopters of WiMAX portable and mobile services.

CLECs & Regional Carriers

Competitive Local Exchange Carriers (“CLECs”) seek to compete effectively with the Incumbent Local Exchange Carriers (“ILECs”). Wireless broadband is an attractive and cost-effective last-mile alternative to wired access solutions. CLECs are deploying our products to provide voice and broadband services in rural and suburban areas where wireline infrastructure does not exist or does not support the demand. In addition, in the areas of landline infrastructure in developed countries, wireless broadband systems offer carriers the ability to reach otherwise inaccessible customers, while providing increased bandwidth flexibility and service differentiation, surpassing the inherent limitations in wireline infrastructure.

CLECs have constituted an important part of our focus in our fixed wireless access product line and have increasingly exhibited an interest in WiMAX. The reduced installation costs, rapid roll-out potential and modular architecture, coupled with high network capacity and coverage and enhanced service options, present an attractive alternative to service providers and regional carriers seeking to supply their customers with reliable comprehensive data and voice solutions. Examples of these operators include Euskaltel (Spain), Finnet (Finland), TDS (USA), Czech on line, Altitude (France), KDN (Kenya), Millicom and Peterstar (Russia).

Government, Municipalities, Communities and Private Network Operators

Private and government sectors that operate private networks for business management and operations are in constant need of deploying technologies to support their operational requirements. Examples of such requirements are enterprises that require leased line replacement for cost-effective connectivity to provide VoIP and data services; metropolitan area networks for broadband connectivity; metering and monitoring applications used by utility companies to collect information and supervise operations; and cost-effective access within communities, municipalities and educational institutions. Another area that has leveraged broadband wireless very effectively has been surveillance, public safety and municipal applications. Government authorities and private bodies with government sponsored funds have begun to deploy broadband wireless systems to support remote video surveillance, traffic flow management, back-up for disaster recovery, leased line replacement, various forms of backhaul and other public safety uses. Examples may be found in various U.S. communities such as Lenexa, Kansas and Corpus Christi, Texas, and many others in the Silicon Valley.

2007 Partial Customer List for WiMAX and Other Fixed Wireless Broadband Systems

Telecom carriers and service providers using our products include, among others:

• AIRCEL, INDIA

• ALLEGRO NETWORKS, AUSTRALIA

• ALLTEL, USA

• ALTITUDE TELECOM, FRANCE

• ASIA PACIFIC TELECOM GROUP (APTG), TAIWAN

• BHARTI TELE-VENTURES LIMITED ( AIRTEL ENTERPRISE SERVICES), INDIA

• BUTLERNETWORKS, DENMARK

• CABLE & WIRELESS, Worldwide

• CENTER TELECOM, RUSSIA

• CHUNGWA TELECOM, TAIWAN

• DIGICEL, CARIBBEAN

• DIGITAL BRIDGE COMMUNICATIONS, USA

• EMTEL, MAURITIUS

• ENFORTA, RUSSIA

• ENTEL CHILE SA, CHILE

• ERTACH SA (formerly MILLICOM), ARGENTINA

• FINNET GROUP, FINLAND

• GHANA TELECOM, GHANA

• IBERBANDA, S.A., SPAIN

• IRISH BROADBAND INTERNET, IRELAND

• JSC COMSTAR - UNITED TELESYSTEMS, RUSSIA

• MEGAFONE, RUSSIA

• MONACO TELECOM, MONACO

• MONARCH COMMUNICATIONS, NIGERIA

• MTN UGANDA, UGANDA

• NETIA S.A., POLAND

• NGI, ITALY

• NTT WEST, JAPAN

• RACSA, COSTA RICA

• SOVINTEL, RUSSIA

• TELECOM NAMIBIA, NAMIBIA

• TELEFONICA CELULAR DEL PARAGUAY

• TELEKOM SERBIA, SERBIA

• TELKOM SOUTH AFRICA LTD., SOUTH AFRICA

• TPSA POLAND, POLAND

• TRANS TELEKOMUNIKACJA POLSKA S.A., BULGARY

• UKRANIAN HIGH TECHNOLOGIES, UKRAIN

• VODAFONE ROMANIA S.A., ROMANIA

TECHNOLOGIES UNDERLYING OUR PRODUCTS

We use internally developed core technologies and continue to invest heavily in augmenting our expertise in networking, radio and digital signal processing (“DSP”) modem technologies. We also participate as active members in international standards committees.

Networking Technology

To support the OPEN WiMAX concept and our 4Motion™ solution as well as our BreezeMAX and other products, we have developed or otherwise acquired, and continue to invest in, networking expertise in the areas of IP Access Mobile IP that is particularly adapted for mobile WiMAX networks, Access Service Networks Gate Ways (“ASN-GW”), Point-to-Point Protocol Over Ethernet (“PPPoE”) tunneling, VPN and VoIP, based on industry standards such as H.323, SIP and MGCP, and other Internet standards and protocols. To support the SentieM™ technologies embedded in our 4Motion™ solution as well as our BreezeMAX and other products, we have developed or otherwise acquired, and continue to invest in, distributed radio architecture and hierarchical ASN-GW network architecture. We have also developed, and are continuing to develop, know-how to satisfy market requirements with respect to quality of service, classes of services, committed information rate, maximum information rate, virtual LAN management and prioritization. We are developing access technology based on the IEEE 802.16-2004 (16d) and the IEEE 802.16e-2005 (16e) standards, as well as the WiMAX Forum™ technical specifications for both radio access and networking to further support the needs of customers using WiMAX. We have also developed a network management system that provides network surveillance, monitoring and configuration capabilities for all our products.

The PSTN FWA MGW system was extended to provide additional data services to wireless subscribers. The eMGW system was specially designed to support the modern wholesale network model for carriers. PPPoE, remote and local Dynamic Host Configuration Protocol ("DHCP") network tools give the network access provider the ability for fast and inexpensive IP network configuration and interfacing to the billing systems.

Radio Technology

We have in-house radio development capabilities to address the diverse frequency bands and modulation methods of our products. The frequency bands include, among others, 900 MHz, 2.4 GHz, 2.3, 2.5-2.7 GHz, or MMDS, 3.3-3.8 GHz, 4.9-6 GHz, 10.5 GHz and 26 and 28 GHz. The modulation methods include Frequency Hopping Spread Spectrum (FHSS), Gaussian Frequency Shift Keying (GFSK), Direct Sequence Spread Spectrum (DSSS), Single Carrier QAM and OFDM, OFDMA. Our products include both TDD and FDD radios.

Our radio teams specialize in low cost, mass-production oriented radio design. The system level capability is software-assisted radio auto-calibration, which allows for reduced manufacturing costs and compensates for components’ parameter spread and instability, temperature-related changes and aging of components.

Our internal radio expertise enables us to attract customers by addressing promptly new needs, such as new frequency bands.

Digital Signal Processing ("DSP") Modem Technology

We maintain strong expertise in DSP and in modem design. Our capabilities include a hardware oriented design, as well as programmable DSP oriented design. Our modem design hinges on the Software Defined Radio paradigm. The extensive configurability of our base station modems, through Field Programmable Gate-Array (FPGA) and DSP reprogramming, allows us to readily introduce advanced features to our products and to follow amendments to emerging standards, including capability to upgrade deployed networks by downloading only software. Similarly, our CPE designs allow for upgradeability through over the air s/w download, simplifying our customer’s operations.

We have developed the BreezeMAX base station platform, which is designed to support the WiMAX (IEEE 802.16 and HIPERMAN) air interface specification. The platform supports the multiple antenna elements per sector to exploit the smart-antenna signal processing techniques for improved coverage and network capacity. The programmable DSP-based architecture of the BreezeMAX platform enables us to support the IEEE 802.16-2004 standard, as well as the IEEE 802.16e-2005 standard for broadband mobile, while enjoying the benefits of OFDMA and smart-antenna processing. The base station architecture and capabilities are closely aligned and synchronized with the CPE application-specific integrated circuit (“ASIC”) and reference design developed by Intel resulting from our collaboration, which began in 2003, to ensure optimum performance in future WiMAX deployments.

To support the SentieM™ technologies embedded in our 4MotionTM solution, as well as our BreezeMAX and other products, we have developed or otherwise acquired, and continue to invest in MIMO and beam forming, SDMA and radio resource management technologies.

We have also developed mixed signal ASICs containing DSP cores. Inclusion on-chip of analog-digital converters is instrumental to both cost reduction and power consumption reduction. First generation ASIC supports our IEEE 802.11-based FH-GFSK products, with the above-standard capability of delivering 3 Mbps, with automatic fall back to 2 Mbps and 1 Mbps as necessary. Our second generation ASIC is optimized for OFDM modulation, as used by the IEEE 802.11a/g standards and the recently approved IEEE 802.16a standard. This ASIC is based on proprietary programmable “very long instruction word” DSP architecture. The programmable architecture allows us to implement numerous beyond-standard capabilities, such as OFDMA extensions to the baseline OFDM mode. This system-on-a-chip ASIC will serve as a key component of our BreezeACCESS-OFDM products. An additional ASIC developed in-house supports our WALKair products, with a full duplex point-to-multipoint single carrier trellis-coded 64QAM modem. An ASIC was developed for the eMGW product to reduce the product’s costs.

We designed the FWA eMGW system to provide data services to wireless subscribers on top of voice services. The subscriber unit is based on our ASIC implementing functions of the PHY and MAC layers of the air interface. The eMGW base station design includes Voice echo canceling and fax/modem detection algorithm to support high spectrum efficiency while ensuring toll quality voice.

Participation in International Standards Committees

As part of our strategy to become a technology leader and influence the industry in specific areas, we have, since our inception, been active members in standardization committees.

We are a principal founder of the WiMAX Forum™, a non-profit organization whose members work to promote adoption of the IEEE 802.16 OFDM/OFDMA standard and to certify interoperability of compliant equipment. Our representative on the board of directors of the WiMAX Forum™ is Dr. Mohammad Shakouri, Corporate Vice President of Marketing at Alvarion, who holds the position of Vice Chair of the WiMAX Forum™ and chairs the Marketing Working Group. For a more detailed description of the WiMAX Forum™, please see “—Industry Dynamics—Our Existing Market: WiMAX and Wireless Broadband for Primary Broadband Access Services—WiMAX Technology, Applications and Industry Advantages.”

The scope of the IEEE 802.16-based standard is the Wireless MAN, supporting larger range fixed/nomadic/mobile broadband access networks with more performance and dedicated high-end services. Our engineers actively participate in the technical group for defining inter-operability profiles and tests. Our representative, Dr. Vladimir Yanover, holds the position of co-chair of WiMAX Forum™’s Technical Working Group (TWG), which is responsible for defining the interoperability profiles and the interoperability and conformance tests for the IEEE802.16e-2005 standard.

We actively participate in the IEEE 802.16’s Broadband Wireless Access work group. Similarly, we are part of the WiMAX Forum™’s groups that define and improve the OFDM/OFDMA mode for both fixed and mobile broadband applications and that improve the ability of the IEEE 802.16 standard to increase its market footprint in license-exempt applications.

Mariana Goldhamer, Director for Strategic Technologies at Alvarion, is Chair of IEEE 802.16h, which targets Improved Coexistence in License-Exempt deployment. She is also ETSI BRAN (Broadband Radio Access Networks) Vice-Chair and HiperMAN Chair. ETSI HiperMAN has adopted the IEEE 802.16 OFDM mode and has recently embraced the OFDMA mode. Ms. Goldhamer is acting to harmonize the IEEE and ETSI standards to create a worldwide broadband standard for converged Fixed-Mobile applications.

We have participated in the IEEE 802.11 wireless LAN work group, which is the driving force behind increasing the data rate of the frequency hopping modem. Naftali Chayat, Alvarion’s Chief Scientist, chaired the IEEE 802.11a task group, which is the first OFDM based high-data rate wireless LAN standard.

We are also very active in the international regulatory arena, including ITU-R, which aims to promote WiMAX in the regulatory domain and to secure the spectrum for broadband fixed/mobile deployment.

SALES, MARKETING AND SUPPORT OF OUR PRODUCTS

We market our products through an extensive network of more than 200 active partners. These include OEMs, global and local system integration and service fulfillment partners in various geographic regions, solution partners, national and local distribution partners, and resellers. Our distribution partners in turn sell to resellers, including value-added resellers and systems integrators, as well as to end users. We also market our solutions and products directly to large operators.

We currently sell and distribute our products in more than 150 countries worldwide. The use of different types of marketing channels through our partnership network enables us to market our products to many different markets and to meet the differing needs of our customers.

Our products are aimed at the WiMAX, other wireless broadband and wireless broadband combined with wireless voice markets. We sell in these markets through OEM agreements or other strategic partner arrangements with leading telecommunications suppliers, directly as well as indirectly through our distribution channels, which market primarily to smaller ISPs and operators. Additionally, to achieve broad and rapid market penetration, we cultivate direct relationships with communication service providers. By doing so, we believe that we are better able to understand the needs of new operators such as Innovative Challengers, Tier One and global operators, and are better able to identify and anticipate trends in the WiMAX and wireless broadband market.

We have established relationships with major telecommunications equipment manufacturers such as Hitachi Communications Technologies, Nokia-Siemens Networks, Alcatel- Lucent, Nera Networks and global system integrators, such as Hewlett-Packard (HP) and IBM. Pursuant to arrangements entered into with these partners, they are permitted to distribute our products on either a regional or worldwide basis under private labels. We are seeking additional strategic relationships with international partners, strong local partners and other key companies to increase our exposure and establish ourselves as a supplier to service providers, telecom markets and end-user markets that are not reached by our present distribution channels.

We have strong relationships with leading incumbents and leading telecom operators to whom we sell our solutions directly. Our relationships are primarily based on the following common activities: (i) We are building together the industry and leadership position; (ii) We have a common strategy and participate in world-wide standards bodies and consortia; (iii) We have a positive commercial relationship and share a common vision and joint marketing activities.

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

We derive our revenues from different geographical regions. For a more detailed discussion regarding the geographic allocation of our revenues based on the location of our customers, see “Item 5A—Operating and Financial Review and Prospects—Operating Results.”

We conduct a wide range of marketing activities aimed at generating name recognition and awareness of our brands throughout the telecommunications industry, as well as identifying leads for distributors and other resellers. These activities include public relations, participation in trade shows and exhibitions, advertising programs, public speaking at industry forums and maintaining a website.

We maintain a highly trained global technical support team that participates in providing customer support to customers who have purchased our products. This includes local support by distributors’ and systems integrators’ personnel trained by our support team, support through help desks and the provision of detailed technical information on our website, expert technical support for resolution of more difficult problems, as well as participation in pre-sales and post-sales activities conducted by our distribution channels with large customer accounts and key end users.

We organize technical seminars covering general technologies, as well as specific products and applications. We also have qualification programs to advance the technical knowledge of our distributors and their ability to sell and support our products. The seminars are held in various countries and in different languages as needed.

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

Our products are currently manufactured primarily by several contract manufacturers located in Israel, the Philippines and Taiwan. We perform our quality assurance, final assembly and testing operations of our products at our facilities in Tel Aviv, Omer, and in our leased premises at some of our subcontractors’ facilities in Israel. We have processes in place for the ongoing performance of quality assurance at our own facilities and at our subcontractors’ facilities. Equipment owned by us and used for final assembly and testing is located at our facilities in Tel Aviv, Omer and in our leased premises at the facilities of some of our subcontractors in Israel as part of our Approved Enterprise programs.

We monitor quality with respect to each major stage of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing and packaging and shipping.

All our manufacturing locations in Israel and in the Philippines are ISO 9001 certified, which verifies that our manufacturing processes adhere to established standards. We require that our Israel-based contract manufacturers be ISO 9002 certified. Our contract manufacturers are ISO 9002 certified. Our Tel Aviv and Omer locations are ISO9001, ISO 14000 and ISO18000 certified.

PROPRIETARY RIGHTS

In order to protect our proprietary rights in our products and technologies, we rely primarily upon a combination of patents, trademarks, trade secrets, and copyrights, as well as confidentiality, non-disclosure and assignment of inventions agreements. We have 47 patents issued by patent offices in several countries, with 56 pending patent applications. The proprietary rights described above are material to our business and profitability. Because our proprietary rights are diversified and independence of each other, we believe that we are not dependent on any one patent.

We have trademark registrations in Israel, the United States, the European Union and many other countries. In addition, we have typically entered into nondisclosure, confidentiality and assignment of inventions agreements with our employees, consultants and with some of our suppliers and customers who have access to sensitive information. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and/or the sale by others of products with features based upon, or otherwise similar to, those of our products.

Given the rapid pace of technological development in the communications industry, we also cannot assure you that our products may not be adjudicated as infringing on existing or future proprietary rights of others. Although we believe that our technology has been independently developed and that none of our intellectual property infringes on the rights of others, from time to time, we receive letters alleging we have infringed upon a patent, trademark, license or other proprietary right. We have no assurance that any such allegation will not have a material adverse effect on our business, financial condition or results of operations.

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

THE COMPETITIVE ENVIRONMENT IN WHICH WE OPERATE

The markets for our products are very competitive, and we expect that competition will increase in the future as WiMAX technology is further adopted by major network equipment providers and when the Personal Broadband WiMAX market matures, both with respect to products that we are currently offering and with respect to products that we are developing. We also expect more competition in this market in light of announcements by large telecom equipment vendors that they intend to serve this market. We believe the principal competitive factors in the markets for our products include:

•	price and price/performance ratio;

•	technology;

•	service and spectrum regulation and product certifications;

•	ability to support new industry standards;

•	product time to market;

•	brand strength, go-to market capabilities and sales channels;

•	systems integration and financing capabilities; and

•	quality of service.

Companies that are engaged in the manufacture and sale or the development of products that compete with our wireless broadband products include Airspan Inc., Alcatel-Lucent, Aperto Networks, Cisco Systems, Ericsson, Huawei Technologies, Motorola, Nextwave Wireless, Nokia-Siemens Networks, Nortel Networks, Redline Communications, Samsung, , SR Telecom, and ZTE. Other vendor members of the WiMAX Forum™ may become our competitors in the future.

Our products use wireless media, which also compete with alternative telecommunications transmission media, including leased lines, copper wire, fiber-optic cable, cable modems and television modems. Our products compete with other wireless media technologies, including (i) 3rd Generation cellular technologies (3G) and (ii) 4th generation cellular technologies ("4G"), such as 3G Long Term Evolution ("3G-LTE") and UMB ; our products also compete with satellite technologies.

Some of our existing and potential competitors, including some large companies arising from the continued consolidation in the telecommunications equipment market, have substantially greater resources including financial, technological, manufacturing, marketing and distribution capabilities, and enjoy greater recognition than we do.

Increased competition in our market results in price reductions, new business alliances, shorter product life cycles, reduced gross margins, longer sales cycles and loss of market shares, which could harm the results of our operations. We have designed and engineered our products to minimize costs, maximize margins and improve competitiveness. However, we cannot assure you that we will be able to compete successfully against current or future competitors.

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

In many countries, the unavailability of radio frequencies for two-way broadband communications has inhibited the growth of these networks. The process of establishing new regulations for wireless broadband frequencies and allocating these frequencies to operators is complex and lengthy. The regulation of frequency licensing began during 1999 in many countries in Europe and South America and continues in many countries in these and other regions. Licensed blocks in 2.3, 2.5, 3.3, 3.5, 3.6 GHz were released in some countries. However, this frequency licensing regulation process may suffer from delays that may postpone commercial deployment of products that operate in licensed bands in any country that experiences this delay. In Europe, the European Civil Code (the “ECC”) has recently assigned the spectrum in 3.4-3.8GHz to broadband applications, in a flexible and technology-neutral mode. However the implementation of the ECC decisions in individual countries may suffer delays or may be limited to relatively small amounts of spectrum. In addition to the above, in some countries, particular frequency bands were allocated for licensing; for example, in 2007, the AWS band was auctioned by the FCC in the United States. Our current customers that commercially deploy our licensed band products have already been granted appropriate frequency licenses for their network operation. In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions. In October 2007, the Radio-communication Sector of the International Telecommunication Union (ITU-R) made a decision that effectively includes WiMAX technology in the IMT-2000 set of standards. There are some that interpret this inclusion of WiMAX in IMT-2000 as placing WiMAX on equal footing with the legacy-based technologies ITU-R already endorses. We note though that establishing new regulations in individual countries for wireless broadband frequencies and allocating frequencies to operators is complex and lengthy. The European Commission started a process to revise the 2.5-2.69GHz regime to provide more flexibility in the spectrum usage and a more balanced protection of the TDD operation. A change in the European regulation may imply a need for revised type approval norms; such revisions would be a lengthy process.

There is a trend to release more license-exempt bands. For example, in the United States, FCC rules were modified to include an additional 255MHz of spectrum, though actual use of this allocation is not permitted until a technical issue is resolved between the NTIA (which manages government-used spectrum) and the FCC (which manages commercial and public spectrum). In Europe, the process is slower. We see potential for new markets in rural areas and developing countries, created by the availability of licensed-exempt spectrum in the 5GHz band. The FCC has recently enforced the 3.65-3.7GHz spectrum to be used in a shared mode; the upper 25MHz require a special coexistence protocol. Such a protocol is defined for the WiMAX systems in 802.16 and this process might be lengthy.

An additional trend affecting our business involves allowing TDD operation in frequency bands allocated in the past for FDD operation. Generally, TDD operation allows for lower cost equipment and is currently the preferred mode of operations, according to the adopted WiMAX Forum’s profiles. However, the operation of TDD networks in proximity to FDD networks creates a mutual interference hazard that may postpone customer decisions, impede network deployment or require higher cost solutions to address such issues.

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

C. ORGANIZATIONAL STRUCTURE

The following is a list of our significant subsidiaries, each of which is wholly-owned:

•	Alvarion, Inc., incorporated under the laws of Delaware, United States;

•	Alvarion Mobile, Inc., incorporated under the laws of Delaware, United States, is a wholly owned subsidiary of Alvarion Inc.;

•	interWAVE Communications Inc., incorporated under the laws of Delaware, United States, is a wholly owned subsidiary of Alvarion Mobile, Inc.;

•	Alvarion UK LTD., incorporated under the laws of England;

•	Alvarion SARL*, incorporated under the laws of France;

•	Alvarion SRL, incorporated under the laws of Romania;

•	Alvarion Asia Pacific Ltd., incorporated under the laws of Hong Kong;

•	Alvarion do Brasil LTDA, incorporated under the laws of Brazil;

•	Alvarion Uruguay SA, incorporated under the laws of Uruguay;

•	Alvarion Japan KK, incorporated under the laws of Japan;

•	Alvarion Israel (2003) Ltd., incorporated under the laws the State of Israel;

•	Alvarion Spain, S.L., incorporated under the laws of Spain;

•	Tadipol-ECI Sp.z o.o.,** incorporated under the laws of Poland;

•	Alvarion Telsiz Sistemleri Ticaret A.Ş.**, incorporated under the laws of Turkey;

•	Alvarion de Mexico S.A. de C.V., incorporated under the laws of Mexico;

•	interWAVE Communications International SA, incorporated under the laws of France;

•	Alvarion Philippines incorporated under the laws of Philippines;

•	Kermadec Telecom B.V. incorporated under the laws of Holland;

•	Alvarion South Africa (Pty) Ltd., incorporated under the laws of South Africa;

•	Alvarion Italy SRL incorporated under the laws of Italy;

•	Alvarion GmbH incorporated under the laws of Germany; and

•	Alvarion Singapore PTE LTD., incorporated under the laws of Singapore.

*Alvarion SARL is a wholly-owned subsidiary of Alvarion UK LTD.

** Alvarion Telsiz Sistemleri Ticaret A. S. and Alvarion - Tadipol - ECI Sp.zoo are wholly owned subsidiaries of Kermadec Telecom B.V.

In addition, we have representative offices in China, Italy and Russia.

D. PROPERTY, PLANTS AND EQUIPMENT

We do not own any real estate. As of December 31, 2007, we leased an aggregate of approximately 270,000 square feet in Israel for annual lease payments (including management fees) of approximately $4.1 million and incurred annual parking expenses in connection with these leases of approximately $0.4 million. These premises consist mainly of our corporate headquarters in Tel-Aviv, Israel, and two separate warehouses located in Israel as well as at our subcontractors’ facilities in Israel. We have been occupying our main premises since April 2001, these premises serve as our corporate headquarters, as well as the site at which we conduct our main research and development activities and some quality assurance, final assembly and testing operations. Our main lease expires in the year 2011. We also lease approximately 17,250 square feet of office facilities in Mountain View, California, at an annual rent of approximately $0.2 million. These premises serve as the corporate headquarters of our U.S. subsidiary, Alvarion Inc, and as our principal sales and marketing office in North America. In addition, we lease office space for the operation of our facilities in France, Romania, China, Uruguay, Japan, Brazil, Mexico, Philippines, Poland, Russia, Singapore, Italy, South-Africa and Spain.

We believe that the facilities we currently lease are adequate for our current requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3—Key Information—Risk Factors.”

A.	OPERATING RESULTS

Overview

We are a leading provider of WiMAX and non-WiMAX wireless broadband systems. We supply carriers, ISPs and private network operators with WiMAX and other wireless broadband solutions. Our solutions are designed to cover the full range of frequency bands with fixed, portable and mobile applications, to enable the delivery of Personal Broadband services and Primary Broadband services such as business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection and public safety communications.

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

Our solutions are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, from the consumers, residential and SOHO markets, through SMEs and multi-tenant units/multi-dwelling units.

Our products operate in licensed and license-free bands, ranging from 450 MHz to 28 GHz and comply with various industry standards. Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, MAC, IP-based mobile switches, compact mobile networks, networking protocols and VLSI. We have intellectual property in these technologies.

On August 1, 2001 we acquired Floware Wireless Communication Ltd. Upon the closing of the acquisition, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. We have consolidated the results of Floware’s business in our financial statements from August 1, 2001.

On April 1, 2003, we acquired certain assets and assumed liabilities of InnoWave Ltd. We have consolidated the results of InnoWave’s business in our financial statements from April 1, 2003.

On December 9, 2004, we acquired, through a cash merger, interWAVE, a provider of compact mobile network equipment and services, which strengthened our know-how in mobility and expanded our served market to include the mobile equipment market. Most of interWAVE’s operations were reported under the CMU business.

On November 21, 2006, we sold substantially all of the assets and certain liabilities related to our CMU business to LGC , a privately held U.S. company, in exchange for promissory notes and convertible notes of LGC. In September 2007, LGC converted our convertible notes into LGC shares and thus we became a shareholder of LGC. In November 2007, ADC acquired all of LGC shares in a cash transaction. The CMU business is classified as discontinued operations.

2007 Highlights

In 2007, we continued to focus strategically on our main businesses, broadband wireless access and WiMAX solutions and exceeded our expectations regarding revenues and net income.

During 2007, our revenues grew 30% over 2006 to $236.6 million primarily due to strong execution by our team. Our BreezeMAX revenues reached $124 million. This revenue strength allowed us to continue to invest in our Open WiMAX initiatives, remain profitable and cash flow positive, and to meet our objective of balancing the need for investment with the need to remain profitable.

We experienced strong growth from our Primary Broadband access business in emerging markets, such as Central and Eastern Europe and Latin America, and in rural areas of developed countries such as Western Europe. This wireless DSL market is and is expected to continue to be an important growing market for us, in addition to Personal Broadband. Both Primary and Personal Broadband applications will continue to be important strategic markets for us, and we expect to serve both with our evolving IEEE 802.16e platform.

During 2007 we collected cash proceeds from the following sources: (i) our customers; (ii) proceeds from the acquisition of LGC by ADC and; (iii) proceeds from an agreement we reached with our former CMU customer to accelerate the payments due from such customer to us with respect to equipment sold up until the effective date of the sale of the CMU to LGC in November 2006. As a result of all of these activities, we generated over $20 million in cash, cash equivalents and marketable securities and decreased our DSOs to 48 days.

During 2007, we continued to grow mainly due to our existing customer base. In addition, we were successful in the following areas:

•	We built an ecosystem with strategic partners.

•	We continued converting operators from trials and smaller scale deployments to larger scale commercial deployments.

•	Our 4Motion™ solution achieved initial interoperability with numerous devices using embedded chipsets from third-party vendors (such as Intel).

•
We demonstrated the MIMO Matrix B, an essential element in the IEEE 802.16e Wave 2 system compliance with the new Intel chip embedded into an ultra-light laptop prototype. The end-result of this MIMO technology is to increase the throughput and capacity of a WiMAX network to support high-speed services such as video and online gaming.

•	We continued to develop relationships with strong local partners in key geographies and expanded our already extensive network of distributors both geographically and within key vertical markets.

We believe that our achievements in 2007 will enable us to continue to improve our long-term performance and to meet our Broadband Wireless and WiMAX technical, financial and strategic objectives.

In the past two years and going forward, one of our key challenges has been and will be to successfully manage the transition from our non-WiMAX to WiMAX products and from one WiMAX solution to the other. During 2007, we increased our revenues by approximately 30% in comparison to 2006; although we experienced low revenue growth of our non-WiMAX products (approximately 2% over 2006) due primarily to the continuing market transition to WiMAX-based products. This trend may continue as customers may delay orders for our products until the release of our additional new WiMAX products.

In addition, during 2007, we continued to increase our investments in our WiMAX solutions, in particular mobile WiMAX products, and as a result, we increased our overall operating expenses by approximately 25% while keeping our gross margin level at approximately 50% of our revenues. We maintained the level of our gross margins mainly due to the continued implementation of operational efficiency measures and cost reduction programs, including improvement in manufacturing processes and in the contractual terms with our subcontractors, due to the utilization of previously written-off inventory, as well as the mix of products in our revenues.

Periods of economic slowdown or recession in the United States or other relevant regions or countries or the public perception that these periods of economic slowdown or recession may occur, may reduce corporate and consumer spending and that may create new challenges for us if these general economic conditions fail to improve or worsen.

We became profitable in 2007, as our net income amounted to $12.5 million compared with a net loss of $(40.8) million in 2006. This net income was primarily a result of our growth in revenue from $181.6 million in 2006 to $236.6 million in 2007, together with an increase in our financial and other income from $3.8 million in 2006 to $14.7 million in 2007, and our income from discontinued operations, which was $5.4 million, compared to a loss of $(36.2) million in 2006, partially offset by the increase of our operating expenses, which were $125.3 million in 2007, compared to $100.1 million in 2006.

Critical Accounting Principles

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, and audited in accordance with standards of the Public Company Accounting Oversight Board (United States). A discussion of the significant accounting policies that we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included in Part III of this annual report. In preparing our financial statements, we must make estimates and assumptions as to certain matters, including, for example, the amount of new materials and components that we will require to satisfy the demand for our products based on our sales estimates and the period of time that will elapse before our products become obsolete. While we endeavor diligently to assure that our estimates and assumptions have a reasonable basis and reflect our best assessment as to the future circumstances in which we anticipate, actual results may differ from the results estimated or assumed and the differences may be substantial as to require subsequent write-offs, write-downs or other adjustments to past results or current valuations.

The following is a summary of certain critical principles, which have a substantial impact upon our financial statements and which we believe are most important to keep in mind in assessing our financial condition and operating results:

Discontinued Operations. On November 21, 2006, we signed an agreement to sell substantially all of the assets and assign certain liabilities related to the Cellular Mobile Unit (“CMU”) reporting unit. At closing in 2006, we recognized such transaction as a divestiture of operations, and therefore, the results of the CMU activities for all reported periods were reclassified into one-line item in the statement of operations below the results from continuing operations under "Income (loss) from discontinued operations". The assets and liabilities related to the CMU as at December 31, 2006 were reclassified in our balance sheet as assets and liabilities from discontinued operations. As of December 31, 2007 we had no assets and liabilities from discontinued operations.

  In addition, the cash flow of the CMU was also disclosed separately in our statements of cash flows for 2005, 2006 and 2007.

Revenue Recognition. We generate revenues from selling our products indirectly through distributors and OEMs, as well as selling them directly to end users.

Revenues are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” and Emerging Issues Task Force (EITF) No. 00-21, “Revenue Arrangements with Multiple Deliverables” when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collection is reasonably assured.

We generally do not grant a right of return on our products. However, we have granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are deferred until the distributors resell our products to their customers, provided that all other revenue recognition criteria are met.

In cases in which we are obligated to perform post delivery installation services, revenues are recognized upon completion of the installation.

In transactions, where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

Accounts Receivable. We are required to assess the collectability of our accounts receivable balances. Generally, we do not require collateral; however, under certain circumstances we require letters of credit, other collateral, additional guarantees or advance payments. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including, but not limited to, the current credit-worthiness of each customer. We regularly review the amounts due and related allowance by considering factors, such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. For certain accounts receivable balances, we are also covered by foreign trade risk insurance. To date, we have not experienced material losses on the ongoing credit evaluations of our customers. Should we consider it necessary to increase the level of provision for doubtful accounts, required for a particular customer, then additional charges will be recorded in the future.

Inventory Valuation. Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which we operate the wide range of products that we offer and the sales-cycles we experience all contribute to the exercise of judgment relating to maintaining, utilizing and writing-off inventory. The estimates of future demand that we use in the valuation of inventory are the basis for our revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. We write-down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. We may be required to record additional inventory write-downs if actual market conditions are less favorable than those projected by our management.

Note 2g to our financial statements describes the write-offs and provisions that we made and recorded in 2005, 2006 and 2007 to reflect the decline from our expectations in the value of inventory, which had become excessive, unmarketable or otherwise obsolete or the inventory of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate. In addition, changes in demand, which result in increased demand for our products, may lead to utilization of our previously written-off products. Note 2g to our financial statements describes the effect of the utilization of the related products of our prior years’ written-off components, which are reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized.

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

Intangible assets. As a result of the acquisition of interWAVE in 2004, InnoWave in 2003 and our merger with Floware in 2001, our balance sheet as of December 31, 2007 and 2006 includes acquired intangible assets, such as goodwill and current technology, which totaled approximately $58.7 million and $61.2 million, respectively. In the course of the analysis and valuation of intangible assets, we use financial and other information, including financial projections and valuations provided by third parties. Although we evaluate our intangible assets when there is an indication of impairment, our projections are based on the information available at the respective valuation dates, and may differ from actual results. As a result of the sale of substantially all of the assets and the assignment of certain liabilities of the CMU, the intangible assets related to the acquisition of interWAVE that were allocated to the CMU activity in 2005, were classified in our balance sheet as assets from discontinued operations prior to its sale.

Goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and impaired, rather than being amortized as previous accounting standards required. As of December 31, 2007, we had total goodwill of $57.1 million on our balance sheet. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The fair value was determined based on our management’s future operations projections, using discounted cash flows and market approach and market multiples valuation methods. During 2006, before the sale of the CMU business, we identified indications of impairment of goodwill of $23.4 million related to this unit. This charge is included in the results of discontinued operations. There was no indication of impairment related to our continuing operations. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

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

Stock-Based Compensation Expense.  On January 1, 2006, we adopted FASB Statement No. 123 (Revised 2004), Share-Based Payment (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options, which are based on estimated fair values. Stock-based compensation expense recognized under SFAS 123(R) for 2006 and 2007 was $6.9 million and $7.4 million, respectively. For fiscal 2005, stock-based compensation expense of $563,000 had been recognized under previous accounting standards. See Note 2m to our Consolidated Financial Statements for additional information.

Upon adoption of SFAS 123(R), we began estimating the value of employee stock options on the date of grant using a Black-Scholes model. Prior to the adoption of SFAS 123(R), the value of each employee stock option was estimated on the date of grant using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (“APB 25”) and the Black-Scholes model for the purpose of the pro forma financial information provided in the notes to the financial statement in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" (“SFAS 123”).

The determination of fair value of stock options awards on the date of grant is affected by several factors including our stock price, our stock price volatility, risk-free interest rate, exercise price, expected dividends and employee stock option exercise behaviors. If such factors change and we employ different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period.

Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Our estimates for estimated future tax rates could be adversely affected by earnings being lower than anticipated in countries where we have different statutory rates, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our tax returns by the local tax authorities in each country that we have established corporations. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for deferred taxes. In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as de-recognition, interest and penalties, and disclosure. On January 1, 2007, we adopted FIN 48. The initial application of FIN 48 to our tax positions had no effect on our Shareholders’ Equity.

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

Results of Operations

The following tables present our total revenues attributed to the geographical regions based on the location of our customers for the years ended December 31, 2005, 2006 and 2007:

	2005		2006		2007
	Total		Total		Total
	revenues	Percentage	revenues	Percentage	revenues	Percentage
	In thousands	Of sales	In thousands	Of sales	In thousands	Of sales
Israel	$1,271	0.7%	$863	0.5%	$861	0.4%
North America (including the United States and Canada)	29,564	16.7%	25,047	13.8%	32,767	13.9%
Europe (excluding Russia, Romania, Italy and Spain)(1)	40,341	22.8%	39,903	22.0%	57,985	24.5%
Russia	11,278	6.4%	9,517	5.2%	10,277	4.3%
Romania	6,628	3.7%	13,438	7.4%	10,114	4.3%
Italy	6,565	3.7%	10,771	5.9%	13,269	5.6%
Spain	10,678	6.0%	14,563	8.0%	13,767	5.8%
Africa	25,924	14.7%	22,904	12.6%	26,609	11.3%
Asia	11,732	6.6%	13,731	7.6%	19,942	8.4%
Latin America (excluding Mexico)(1)	18,156	10.3%	22,834	12.6%	42,325	17.9%
Mexico	14,790	8.4%	8,023	4.4%	8,657	3.6%
	$176,927	100.0%	$181,594	100%	$236,573	100%

(1) We have listed Russia, Romania, Italy, Spain and Mexico separately within this table because they were each above 5% of our total revenues during at least one of the last 3 years. The following tables set forth, for the periods indicated, selected items from our consolidated statement of operations in U.S. dollars in thousands and as a percentage of total sales:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)
Sales	$176,927	$181,594	$236,573
Cost of sales	85,817	80,410	114,099
Write-off of excess inventory and provision for inventory purchase commitments	7,338	9,472	4,762
Gross profit	83,772	91,712	117,712

Operating costs and expenses:
Research and development, gross	32,772	42,042	54,967
Less - grants	3,062	3,235	3,578
Research and development, net	29,710	38,807	51,389
Selling and marketing	39,900	44,929	55,943
General and administrative	9,602	13,680	15,426
Amortization of intangible assets	2,685	2,676	2,544
Total operating expenses	81,897	100,092	125,302
Operating profit (loss)	1,875	(8,380)	(7,590)
Other income	-	-	8,265

	Year Ended December 31,
	2005	2006	2007
	(In thousands)
Financial income, net	2,551	3,796	6,453
Income (loss) from continuing operations	4,426	(4,584)	7,128
Income (loss) from discontinued operations, net	(17,044)	(36,167)	5,413
Net income (loss)	$(12,618)	$(40,751)	$12,541

	Year Ended December 31,
	2005	2006	2007
	(As a percentage of sales)
Statement of Operations Data:
Sales	100.0%	100.0%	100.0%
Cost of sales	48.5	44.3	48.2
Write-off of excess inventory and provision for inventory purchase commitments	4.1	5.2	2.0
Gross margin	47.4	50.5	49.8

Operating costs and expenses:
Research and development, gross	18.5	23.2	23.2
Less - grants	1.7	1.8	1.5
Research and development, net	16.8	21.4	21.7
Selling and marketing	22.6	24.7	23.6
General and administrative	5.4	7.5	6.6
Amortization of intangible assets	1.5	1.5	1.1

Total operating expenses	46.3	55.1	53.0
Operating profit (loss)	1.1	(4.6)	(3.3)
Other income	-	-	3.5
Financial income, net	1.4	2.1	2.8
Income (loss) from continuing operations	2.5	(2.5)	3.0
Income (loss) from discontinued operations, net	(9.6)	(19.9)	2.3
Net income (loss)	(7.1%)	(22.4%)	5.3%

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

On November 21, 2006, we sold substantially all of the assets and certain liabilities related to the CMU, a separate reporting unit, representing the majority of former interWAVE business, to LGC. Pursuant to the terms of the sale agreement, LGC issued to us promissory notes and a convertible note. At closing, we recognized such transaction as a divestiture of operations and therefore the results of the CMU activities for all reported periods were presented in one line item in the statement of operations below the results from continuing operations under the "Income (loss) from discontinued operations".  The assets and liabilities of the CMU business as of December 31, 2006 are presented separately in our balance sheet as assets and liabilities from discontinued operations. The results of the CMU operations are presented as discontinued operations for all periods presented. In addition, the cash flow of the CMU was also disclosed separately in our statements of cash flows for 2005, 2006 and 2007. Note 1c to our financial statements further describes this transaction.

Sales. Sales in 2007 were approximately $236.6 million, an increase of approximately 30% compared with sales of approximately $181.6 million in 2006. In 2007, BreezeMAX revenues totaled approximately $124 million or 52% of total revenue, compared with approximately $72 million or 40% of revenue in 2006. The increase of our total sales in 2007 resulted primarily from the continued growth of the BreezeMAX revenues, which was caused by the continued transition in the market from non-WiMAX to WiMAX based solutions. Our revenues from non-WiMAX broadband wireless products remained at the same level as the previous year.

Sales in Europe, the Middle East and Africa reached approximately 56% of our sales in 2007 and totaled $132.9 million, which represents an increase of approximately 19% over our 2006 sales in this region which were $112 million. This increase is mainly attributed to the fact that some trials and small-scale WiMAX deployments in 2006 emerged into larger scale commercial deployments in 2007 by Innovative Challengers and incumbents. In addition, we experienced continued progress in the spectrum allocation process in this region and the adoption of our broadband wireless products by well-capitalized independent operators. Sales in Central and Latin America accounted for 21.5% of our sales in 2007 compared to 17% of our sales in 2006 in this region, which represents an increase of approximately 65% in percentage of total sales in this region mainly due to sales to several repeated customers in Mexico, Peru, Chile and Paraguay. Sales in North America accounted for approximately 14% of our sales in 2007, a minor change from our sales in 2006 in this region. Sales in Asia Pacific accounted for approximately 9% of our sales in 2007 compared to approximately 8% in 2006 in this region.

Cost of sales. Cost of sales consists primarily of cost of components, cost of product manufacturing and assembly, labor, overhead and other costs associated with production. Cost of sales was approximately $114 million in 2007, an increase of approximately 42.5% compared with cost of sales of approximately $80.4 million in 2006. Cost of sales as a percentage of sales increased to approximately 48.3% in 2007 from approximately 44.2% in 2006. This increase is primarily attributable to the change in the mix of products that comprise our revenues. As the market moves towards standardization and more and more players enter into this market making the market more competitive for us, along with the possible shift in the mix of products that comprise our revenues, such as an increase in the volume of lower-margin CPE, we expect our gross margin to gradually decrease and stabilize around 45%.

Write-off of excess inventory and provision for inventory purchase commitments. We periodically assess our inventories valuation in accordance with obsolete and slow-moving items based on revenue forecasts and technological obsolescence. Should inventories on-hand exceed our estimates or become obsolete, for example, due to the transition in demand from non-WiMAX to WiMAX products, it would be written down or written off. This would result in a charge to our statement of operations and a corresponding reduction in our inventory and shareholders’ equity. Changes in demand for our products and in our estimates for demand create changes in provisions for obsolete inventory. As part of our ordinary course of business we evaluate, on a quarterly basis, our actual inventory needs versus our sales projections and write-off excess inventory and un-cancelable purchase commitments from our suppliers and subcontractors. As a result, we recorded charges related to the write-off of excess inventory and accrued a provision for inventory purchase commitments of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales that we did not consummate. In 2007, primarily as a result of the increase of our sales and due to efficiency steps taken within our operations, our write-off of excess inventory and our accrual of a provision for inventory purchase commitments amounted in the aggregate to approximately $4.8 million in 2007 compared to approximately $9.5 million in 2006.

Inventory utilization. We perform periodically an inventory evaluation model in order to align our inventory levels to the market conditions and anticipated customer demand. In 2007 and 2006, approximately $2.9 million and $3.6 million, respectively, of inventory previously written-off consistent with our inventory evaluation model was used as components in our regular production course and were sold as finished goods to end users. The sales of these related manufactured products were reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized. This inventory utilization increased our gross margin by 1.2% in 2007 and by 2% in 2006.

If the demand for our products suddenly and significantly decreased, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology, standardization and customer requirements, we could be required to increase our write-off of excess inventory, and our gross margin could be adversely affected. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times compared with the risk of inventory obsolescence. However, if the demand for our products increases beyond our expectations following write-down of inventory, we may further utilize our written down inventory. Such utilization may contribute to our gross margin in future periods .We cannot predict the likelihood of utilizing previously written-off inventory in future operations.

Research and development expenses, net. Gross research and development expenses consist primarily of employee salaries, development-related raw materials and subcontractors, and other related costs. Gross research and development expenses were approximately $55 million in 2007, an increase of approximately 30.7% compared with gross research and development expenses of approximately $42 million in 2006. This increase is primarily attributable to an increase of approximately 16% in our research and development personnel in 2007 as part of the intense investment in our WiMAX development initiative. Gross research and development, as a percentage of sales was 23.2% in 2007, compared to the same percentage in 2006. Grants from the Government of Israel and other jurisdictions for funding approved research and development projects totaled approximately $3.6 million in 2007 and $3.2 million in 2006. Research and development expenses, net, were approximately $51.4 million in 2007, compared with approximately $38.8 million in 2006.

Selling and marketing expenses. Selling and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in selling and marketing activities, promotion, advertising, trade shows and exhibitions, travel and related expenses. Selling and marketing expenses were approximately $55.9 million in 2007, an increase of approximately 24.5% compared with selling and marketing expenses of approximately $44.9 million in 2006. This increase is primarily attributable to the increase in revenues and the increase of approximately 10% in our selling and marketing personnel in 2007. Selling and marketing expenses as a percentage of sales decreased to 23.7% in 2007 from 24.7% in 2006.

General and administrative expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance, insurance costs, professional fees and other administrative costs. General and administrative expenses were approximately $15.4 million in 2007, an increase of approximately 12.4% compared with general and administrative expenses of approximately $13.7 million in 2006. This increase is related primarily to labor costs and legal expenses. General and administrative expenses as a percentage of sales decreased to 6.6% in 2007 from 7.5% in 2006.

Amortization of intangibles assets. As a result of the merger with Floware, we acquired an identifiable intangible asset, which was defined as current technology with an aggregate value of $16.8 million. This amount is being amortized over the useful life of the asset, which is seven years. As a result of the acquisition of InnoWave, we acquired other acquisition-related intangibles such as current technology and customer relations with an aggregate value of $1.6 million, which amount is amortized over the useful life of these assets, which ranges between 3.75 to 7.75 years. Amortization charges of approximately $2.5 million for all of these acquisition-related intangibles were recorded in 2007 compared to $2.7 million in 2006.

Other income. Other income of approximately $8.3 million in 2007 represents both the gain from the sale of the investment in LGC and the income derived from the promissory notes which became due as a result of the acquisition of LGC by ADC. These notes had been recorded at a net amount of less than their face value upon the 2006 sale of the CMU as a result of an evaluation of their discounting to fair value.

Financial income, net. Financial income, net, was approximately $6.5 million in 2007, an increase of approximately 71.0% compared with financial income, net, of approximately $3.8 million in 2006. The increase in financial income is attributed mainly to higher yields on investments compared to the previous year and to the interest on the LGC Notes which started to accrue at the end of 2006 following the sale of the CMU and continued to accrue during 2007.

Operating loss from continuing operations. In 2007, we experienced an operating loss of $(7.6) million, compared with operating loss of $(8.4) million in 2006. Our operating loss as a percentage of sales was (3.3)% in 2007 compared with an operating loss of (4.6)% in 2006.

Income (loss) from discontinued operation. The income (loss) from discontinued operations for the years ended December 31, 2007 and 2006 includes the activities of the CMU operations. The income from discontinued operation for the year ended December 31, 2007 of $5.4 million represents the cash collection from a former sale of CMU equipment and services which occurred before the sale of the CMU. For the year ended December 31, 2006, the loss from discontinued operations was $(36.2) million. The loss in 2006 consisted of impairment of goodwill, which amounted to $(23.4) million, loss of the discontinued operations, which amounted to $(7.6) million, and the loss from the sale of CMU operations, which amounted to $(5.2) million.

Net income (loss). In 2007, net income was approximately $12.5 million, compared with a net loss of approximately $(40.8) million in 2006.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Sales. Sales in 2006 were approximately $181.6 million, an increase of approximately 2.7% compared with sales of approximately $176.9 million in 2005. In 2006, BreezeMAX revenues totaled approximately $72 million, or 40% of total revenue, compared with approximately $30 million or 17% of revenue in 2005. The increase of our total sales in 2006 relative to 2005 derived mainly from the increase of the BreezeMAX revenues, a result of the market transition from non-WiMAX to WiMAX based solutions, which was offset by a decrease in our non-WiMAX broadband wireless products.

Sales in Europe, Middle East and Africa reached approximately 62% of our sales in 2006, which represents an increase over 2005 sales of approximately 4% in this region. Sales in Central and Latin America accounted for 17% of our sales in 2006 compared to 19% of our sales in 2005 in this region, which represents a decrease of approximately 2% in percentage of total sales mainly due to the completion of a large scale deployment at the beginning of 2005. Sales in North America accounted for approximately 14% of our sales in 2006 compared to approximately 17% in 2005 in this region. Sales in Asia Pacific accounted for approximately 8% of our sales in 2006 compared to approximately 7% in 2005 in this region.

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

Write-off of excess inventory and provision for inventory purchase commitments. In 2006, we recorded charges related to the write-off of excess inventory and accrued a provision for inventory purchase commitments of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales that we did not consummate in the aggregate amount of approximately $9.5 million, compared to approximately $7.3 million in 2005.

Inventory utilization. In 2006 and 2005, approximately $3.6 million and $4.2 million, respectively, of inventory previously written-off consistent with our inventory evaluation model was used as product components in our regular production course and were sold as finished goods to end users. The sales of these related manufactured products were reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized. This inventory utilization increased our gross margin by 2.0% in 2006 and by 2.4% in 2005

Research and development expenses, net. Gross research and development expenses were approximately $42 million in 2006, an increase of approximately 28.4% compared with gross research and development expenses of approximately $32.7 million in 2005. This increase is primarily attributable to an increase of approximately 15% in our headcount in 2006 as part of the intense investment in our WiMAX development initiative. In addition, costs increased due to the adoption of SFAS 123(R), which required the measurement and recognition of compensation expense of approximately $1.41 million based on estimated fair values for all share-based payment awards. Gross research and development, as a percentage of sales, increased to 23.2% in 2006 from 18.5% in 2005, primarily as a result of the increase in research and development expenses. Grants from the government of Israel and other jurisdictions for funding approved research and development projects totaled approximately $3.2 million in 2006 and $3.1 million in 2005. Research and development expenses, net, were approximately $38.8 million in 2006, compared with approximately $29.7 million in 2005.

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

General and administrative expenses. General and administrative expenses were approximately $13.7 million in 2006, an increase of approximately 42.7% compared with general and administrative expenses of approximately $9.6 million in 2005. This increase is primarily attributable to the recognition of compensation expense of approximately $3.1 million in 2006 related to the adoption of SFAS 123(R). General and administrative expenses as a percentage of sales increased to 7.5% in 2006 from 5.4% in 2005.

Amortization of intangibles assets. Amortization charges of approximately $2.7 million for all of the acquisition-related intangibles were recorded in both 2006 and in 2005.

Financial income, net. Financial income, net, was approximately $3.8 million in 2006, an increase of approximately 48.8% compared with financial income, net, of approximately $2.6 million in 2005. The increase in financial income in 2006 is attributed mainly to the increase in the dollar interest rate leading to higher yields on investments compared to 2005.

Operating income (loss) from continuing operations. In 2006, we experienced an operating loss of $(8.4) million, compared with operating income of $1.9 million in 2005. Our operating loss as a percentage of sales was (4.6)% in 2006 compared with operating income of 1.1% in 2005.

Loss from discontinued operation. The loss from discontinued operation for the year ended December 31, 2006 and 2005 includes the activities of the CMU operations. The loss from discontinued operations in 2006 was $(36.2) million compared with a loss of $ (17.0) million in 2005. This increase primarily resulted from: (i) the impairment of goodwill, which amounted to $(23.4) million, (ii) the 2006 loss of the discontinued operations, which amounted to $(7.6) million, and (iii) the loss from the sale of CMU operations, which amounted to $(5.2) million.

Net loss. In 2006, net loss was approximately $(40.8) million, compared with a net loss of approximately $(12.6) million in 2005.

Impact of Inflation and Currency Fluctuations

A devaluation of the U.S. dollar against the NIS has a direct influence on the U.S. dollar cost of our operations.  The majority of our sales, and part of our expenses, are denominated in dollars. However, a significant portion of our expenses, primarily labor expenses, is denominated in NIS unlinked to the dollar. Inflation in Israel and/or the devaluation of the dollar in relation to the NIS will have the effect of increasing the cost in dollars of these expenses and will have a negative effect on our profitability.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations as recently experienced in Israel and especially larger periodic devaluations or revaluations, will have an impact on our profitability and period-to-period comparisons of our results of operations. In 2007, the devaluation of the dollar against the NIS exceeded the rate of inflation in Israel, and we have experienced an increase in the dollar cost of our operations in Israel. The effects of foreign currency re-measurements are reported in our consolidated financial statements in the statement of operations.

To protect against exchange rate fluctuations, we have instituted several foreign currency hedging programs. These hedging activities consist of cash flow hedges of anticipated NIS payroll and forward exchange contracts to hedge certain trade payables payments in NIS. In 2007, the cash flow hedges were all effective. For more information, see "Item 11—Qualitative and Quantitative Market Risks".

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	Israeli devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation %
2003	(1.9)	(7.6)	5.8
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.3)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4

We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

For a discussion of certain policies or factors relating to our being an Israeli company and our location in Israel, see "Item 3—Key Information—Risk Factors—Risks Relating to Our Location in Israel".

B.	LIQUIDITY AND CAPITAL RESOURCES

The following sections discuss the effects of changes in our balance sheets, cash flows and commitments on our liquidity and capital resources.

Balance Sheet and Cash Flows

Total cash, cash equivalents, short-term and long-term marketable securities and deposits were $138.9 million as of December 31, 2007, an increase of approximately $20.0 million or 17% from $118.4 million at December 31, 2006.

The increase resulted mainly from collecting cash proceeds from the following sources: (i) our customers; (ii) proceeds from the sale of our LGC shares as a result of the acquisition of LGC by ADC and; (iii) proceeds from an agreement we reached with our former CMU customer to accelerate the payments due from such customer to us with respect to equipment sold up until the effective date of the sale of the CMU to LGC in November 2006. Total cash, cash equivalents, short-term and long-term marketable securities and deposits as of December 31, 2006 reflect an increase of approximately $4.1 million or 3.6% from $114.3 million at December 31, 2005.

Our continuing operating activities provided cash of approximately $13.5 million, $16.6 million and $7.2 million in 2007, 2006 and 2005, respectively. The positive cash flow in 2007 resulted from improvement in our operational results and an increase in other accounts payable partially offset by the increase in inventory, which was higher than the accounts payable increase. The cash flows provided in 2006 resulted from an increase in other accounts payable and a decrease in trade receivables partially offset by our net loss in this period together with a decrease in trade payables. The cash flows provided in 2005 resulted from our net income from continuing operations, together with an increase in trade payables and with a decrease in inventories that were partially offset by the increase of trade receivables and a decrease in other account payables.

Our continuing investing activities result mainly from investments in bank deposits, marketable securities and fixed assets. In 2007, these investments were partially offset by cash proceeds from the sale of investment in LGC. Our continuing investing activities used cash of approximately $9.0 million in 2007, used cash of approximately $9.2 million in 2006 and provided cash of approximately $36.8 million in 2005. Capital expenditures were approximately $6.9 million, $4.8 million and $3.3 million in 2007, 2006 and 2005, respectively. These expenditures principally financed the purchase of research and development equipment and manufacturing equipment.

Net cash provided by continuing financing activities totaled approximately $2.3 million, $3.3 million and $1.8 million in 2007, 2006 and 2005, respectively. In 2007, the amount of cash provided was attributable primarily to issuance of shares in connection with the exercise of employees’ options in the amount of approximately $4.0 million, partially offset by repayment of maturities of a long-term loan of $1.7 million. In 2006, the amount of cash provided was attributable primarily to proceeds from the issuance of shares in connection with the exercise of employees’ options in the amount of approximately $5.0 million partially offset by repayment of maturities of a long-term loan of $1.7 million. In 2005, the amount of cash provided was attributable primarily to proceeds from the issuance of shares in connection with the exercise of warrants and employees’ options in the amount of approximately $3.5 million, partially offset by repayment of maturities of a long-term loan of $1.7 million.

We expect that cash provided or used by continuing operations may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment timing, accounts receivable collections, inventory management, and the timing of other payments and investments.

We have historically met our financial requirements primarily through the sale of equity securities, including our initial public offering and follow-on public offering, and through research and development and marketing grants from the Government of Israel, bank borrowings and cash generated from operations and from the exercise of warrants and options. We raised approximately $107 million from the sale of 5,750,000 ordinary shares in our initial public offering in March 2000 and approximately $73 million from the sale of 2,150,000 ordinary shares in our July 2000 follow-on offering. We also obtained approximately $55.5 million in cash and cash equivalents, marketable securities and deposits as a result of our merger with Floware in 2001 and approximately $43 million was received and accrued as financial income from 2000 through 2007.

Accounts Receivable, Net. Accounts receivable, net was $31.2 million and $34.3 million as of December 31, 2007 and 2006, respectively. DSOs in receivables as of December 31, 2007, December 31, 2006 and December 31, 2005 were 48 days, 69 days and 73 days, respectively. The decrease in DSOs in 2007 and 2006 is primarily a result of intense collection of accounts receivables.

Inventories. Inventories were $42.7 million as of December 31, 2007 compared to $30.5 million at December 31, 2006. Inventories consist of raw materials, work in process and finished goods and inventories at customer sites that are not recognized as revenues yet. As a result of the foregoing, inventory turns were approximately 2.7 times in fiscal 2007 and 2.6 times in 2006. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We are focusing our operational efforts to increase inventory turns in order to enhance our responsiveness to future customers’ needs and market changes.

WORKING CAPITAL

Our working capital from continuing operations was approximately $109.3 million as of December 31, 2007 compared to $100.6 million as of December 31, 2006 and $107.2 million as of December 31, 2005. The decrease in working capital from December 31, 2005 to December 31, 2006 is primarily attributable to the increase in other accounts payable and accrued expenses.

Commitments

Leases. We lease office space in several worldwide locations. Rent expense totaled $5.4 million, $5.1 million and $4.6 million in 2007, 2006 and 2005, respectively. We also lease various motor vehicles under operating lease agreements, which expire in 2010. Motor vehicles leasing expenses for the year ended December 31, 2007 were $2.8 million, for the year ended December 31, 2006 were $2.3 million and for the year ended December 31, 2005 were $2.2 million.

Future annual minimum lease payments under all non-cancelable operating leases as of December 31, 2007 were as follows (in thousands):

	Rental of premises	Lease of motor vehicles
2008	$5,314	$2,286
2009	4,614	1,285
2010	4,310	358
2011	1,047	-
	$15,285	$3,929

Royalties. During 2005, we recorded royalty-bearing grants from the OCS for the support of research and development activities aggregating to $52 thousands for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3% - 5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required. We did not receive royalty-bearing grants from the OCS during 2006 and 2007.

During 2007, we paid or accrued royalties to the OCS in the amount of $0.4 million. As of December 31, 2007, the aggregate contingent liability to the OCS amounted to $5.3 million.

The following table of our material contractual obligations as of December 31, 2007 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Rental Lease	$15,285,000	$5,314,000	$8,924,000	$1,047,000	$-
Motor Vehicle Lease	3,929,000	2,286,000	1,643,000	-	-
Severance pay*	16,242,000	-	-	-	-
Total	$35,456,000	$7,600,000	$10,567,000	$1,047,000	$-

* Severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee. Of this amount, only $4.6 million is unfunded.

Treasury stock. Through December 31, 2002, we resolved to implement a share buyback plan under which the total amount to be paid for the repurchase of shares would not exceed $9 million dollars. As of December 31, 2007, we had purchased 3,796,773 shares at a weighted average price per share of approximately $2.07 per share. We did not buy back shares during 2006 or 2007.

FUTURE NEEDS

We believe our cash balances and investments and governmental research and development grants will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments, future customer financings, and other liquidity requirements associated with our existing operations through at least the next twelve months. We believe that the most strategic uses of our cash resources include working capital, strategic investments to gain access to new technologies, acquisitions, financing activities and repurchase of shares. There are no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources. However, if our operations do not generate cash to the extent currently anticipated by us, or if we grow more rapidly than currently anticipated, it is possible that we will require more funds than anticipated. We expect that these sources will continue to finance our operations in the long term, and will be complemented, if required, by private or public financing.

Effective Corporate Tax Rate

Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate, which was 29% in 2007 and is progressively being reduced to a rate of 25% in 2010. However, as detailed below, income derived in Israel from certain “Approved Enterprises” will enjoy certain tax benefits for a specific definitive period. The allocation of income derived from approved enterprises is dependent upon compliance of certain requirements with the Investment Law.

As described below, several of our manufacturing facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income.

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

Several of our facilities have been granted Approved Enterprise status:

(i) Nazareth Facilities: On December 31, 1997, our production facilities in Nazareth were granted Approved Enterprise status. Subject to compliance with applicable requirements, the income derived from the Nazareth Approved Enterprise is tax exempt for a period of 10 years.

The periods of tax benefits with respect to Nazareth Approved Enterprises will commence with the first year in which we earn our taxable income and exhaust our accumulated tax loss carry forwards. The period of tax benefits for the Approved Enterprises are subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval (these limits do not apply to the exemption period). The period of benefits for Nazareth plan has not yet commenced.

(ii) Or Yehuda / Tel Aviv Facilities: In 1997, Floware submitted a request for Approved Enterprise status of its production facility in Or Yehuda. This request was approved. After the merger, Floware’s enterprise was relocated into our facilities in Tel Aviv. The income derived from this Approved Enterprise will be tax exempt for a period of two years and will thereafter enjoy a reduced tax rate between 10% and 25% for an additional period of five to eight years (depending on the percentage of foreign investment in the Company). The actual number of years and tax rate depends upon the percentage of the non-Israeli holders of our share capital. The period of benefits will commence with the first year that we earn taxable income.

(iii) Status Expansion of Nazareth and Migdal Ha-emek: In 2000, we received approval of our application for an expansion of our Approved Enterprise status with respect to our Nazareth facility. This expansion will include, among other things, our Carmiel facility, which during 2004 was relocated to Migdal Ha-emek. The income derived from this Approved Enterprise will be tax-exempt for a period of 10 years. The relative portion of taxable income that should be exempt for a 10-year period is subject to final covenants with the tax authorities. The 10-year period of benefits will commence with the first year in which we earn taxable income.

In order to maintain eligibility for the above programs and benefits, we must meet specified conditions stipulated by the Investment Law, regulations published there-under and the letters of approval for the specific investments in “Approved Enterprises.” In the event of failure to comply with these conditions, any benefits that were previously granted may be canceled, and we may be required to refund the amount of the benefits, in whole or in part, including interest.

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if we had not elected the alternative system of benefits, currently between 10% - 25% for an “Approved Enterprise.” As of December 31, 2007, our accumulated deficit does not include tax-exempt profits earned by our “Approved Enterprise.”

On April 1, 2005, an amendment to the Investment Law came into effect (the "Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center, which is a statutory body in Israel responsible for providing certain grants and/or tax benefits subject to certain criteria and limitations, by setting criteria for the approval of a facility as a “Privileged Enterprise,” including a provision generally requiring that at least 25% of the Privileged Enterprise’s income must be derived from export. Additionally, the Amendment enacted major changes concerning the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

(v) Status Expansion of our Production Facilities: Under the Amendment, in 2005 and 2007, we submitted an expansion request for additional “Approved Enterprise” approval regarding its production facilities. A portion of the income derived from this “Approved Enterprise” will be tax-exempt for a period of 10 years and the rest will be taxed at a reduced rate of 10% to 25% (depending on the percentage of foreign investment in the Company). The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

As of December 31, 2007, in our Israeli company we had available tax loss carry forwards amounting to approximately $140 million (including the incurred net tax operating loss carry forwards in a total amount of $69 million of BreezeCOM and Floware), which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

As of December 31, 2007, the state and the U.S. federal tax losses carry forward of our U.S. subsidiary amounted to approximately $29 million and $38 million, respectively. These losses are available to be offset against any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2017 and 2027, respectively. The state and federal tax loss carry forwards per income tax returns filed included uncertain tax positions that were taken in prior years.  Due to the application of FIN 48, the filed net operating losses are greater than the net operating loss deferred tax asset which was recognized for financial statement purposes.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions (“annual limitations”) of the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Reduction in Corporate Tax Rate

On July 25, 2005, the Israeli parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) - 2005 (the “Amendment”).

The Amendment provides for a gradual reduction in the statutory company tax rate in the following manner: in 2007, the tax rate was 29%; in 2008, the tax rate will be 27%; in 2009, the tax rate will be 26%; and from 2010 onward, the tax rate will be 25%. Furthermore, beginning in 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

Because we have more than one “Approved Enterprise,” our effective tax rate in Israel will be a weighted combination of the various applicable tax rates. We are likely to be unable to take advantage of all tax benefits in Israel for an Approved Enterprise, which would otherwise be available to us, because a portion of our operations may be considered by the Israeli tax authorities as generated in areas that are defined as non-Approved Enterprise areas. In addition, because the tax authorities customarily review and reassess existing tax benefits granted to merging companies, and we have yet to finalize with the tax authorities the status of our tax benefits following the Floware merger and the InnoWave acquisition, we cannot assure you that the tax authorities will not modify the tax benefits that we enjoyed prior to these transactions.

Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our Brazilian, French, German, Singapore, Hong Kong, Japanese, Romanian, U.K., Uruguayan, Polish, Dutch, Turkish, Mexican, Ireland, China, Philippines, Spanish and U.S. subsidiaries will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in other jurisdictions where we own assets, have employees or conduct activities. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

Government Grants

Under an arrangement entered during 2003 with the Office of the Chief Scientist in Israel’s Ministry of Industry and Trade (the “OCS”), the Company settled its liability for the amount due of approximately $8.5 million.

This arrangement enables us to participate in new OCS programs under which we will be eligible to receive grants for research and development projects without any royalty repayment obligations excluding OCS programs grants resulting from InnoWave’s former operations, which were not included in this arrangement.

In addition to these grants, we obtain grants from the OCS to fund certain other research and development projects as part of our participation in the MAGNET Consortium. These grants do not bear any royalty repayment obligations. The MAGNET Program, in the Office of the Chief Scientist of the Ministry of Industry, Trade & Labor of Israel, sponsors innovative generic industry-oriented technologies to strengthen the country's technological expertise and enhance competitiveness.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff Position (FSP 157-2) to defer the effective date of SFAS No. 157 for one year for all non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We do not expect the adoption of SFAS No. 157 will have material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items chosen to be measured using the fair value option. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008. We do not expect the adoption of SFAS No. 159 will have an impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We will evaluate the impact of SFAS 141R on our consolidated financial statements when and if applicable.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 160 will have significant impact on our consolidated financial statements.

In December, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 ("SAB 110"), which, effective January 1, 2008, amends and replaces SAB 107, "Share-Based Payment". SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), "Share-Based Payment". Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our product development plans are market driven and address the major, fast-moving trends that influence the wireless industry. We believe that our future success will depend upon our ability to maintain technological competitiveness, to enhance our existing products and to introduce on a timely basis new commercially viable products addressing the demands of the broadband wireless access market. Accordingly, we devote, and intend to continue to devote, a significant portion of our personnel and financial resources to research and development. As part of the product development process, we seek to maintain close relationships with current and potential distributors, other resellers and end users, strategic partners and leaders in industry segments in which we operate to identify market needs and define appropriate product specifications.

As of December 31, 2007, our research and development staff consisted of 444 full time employees. Our research and development is conducted at our facilities in Israel, Romania and Spain. We occasionally use independent subcontractors for portions of our development projects.

Our gross research and development expenses were approximately $32.8 million or 18.5% of sales in 2005, $42 million or 23% of sales in 2006, and $55.0 million or 23% of sales in 2007. The Government of Israel and other jurisdictions for funding-approved research and development projects reimbursed us for approximately $3.1 million in 2005, $3.2 million in 2006 and $3.6 million in 2007.

D.	TREND INFORMATION

See “—Operating Results- 2007 Highlights” above.

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “—Liquidity and Capital Resources—Working Capital—Commitments.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists the name, age and position of each of our directors and executive officers:

Name	Age	Position
Anthony Maher	62	Chairman of the Board of Directors (1)(4)(5)
Dr. Meir Barel	57	Director (1)(4)
Oded Eran	56	Director (1)(3)
Benny Hanigal	57	Director (1)(5)
Professor Raphael Amit	60	Director(1)(2)(3)(4)
Robin Hacke	48	Director (1)(2)(3)(5)
Amnon Yacoby	58	Director (1)(3)
Dr. David Kettler	65	Director (1)(4)(5)
Zvi Slonimsky	58	Director
Tzvi Friedman	46	Chief Executive Officer, President and Director
Efrat Makov	40	Chief Financial Officer
Uzi Brier	49	President, Broadband Mobile unit
Rudy Leser	43	Corporate Vice President, Strategy & Marketing
Mohammad Shakouri	45	Corporate Vice President of Marketing
Avi Mazaltov	46	President, Operations and Infrastructure Division
Avi Wellingstein	47	President, Customers’ Business Division
Avinoam Barak	45	President, Broadband Wireless Access Division
Haim Srur	43	Corporate Vice President, Human Resources
Amir Tirosh	39	Corporate Vice President of Strategy & Corporate Development
Greg Daily	44	President, Alvarion, Inc.

(1)	“Independent Director” under rules of the SEC and NASDAQ Marketplace Rules (see explanation below).

(2)	“External Director” within the meaning of the Israeli Companies Law (see explanation below).

(3)	Member of our audit committee.

(4)	Member of our compensation committee.

(5)	Member of our nominating and corporate governance committee.

Mr. Anthony Maher has served as the chairman of our board of directors since March 2004. He was a member of Floware’s board of directors from 1997 and until its merger with us and has, since the merger, served as a member of our board of directors. Until January 2002, Mr. Maher was a Member of the Executive Management Board of the Information and Communication Networks Group of Siemens AG. Since 1978, Mr. Maher has held various engineering, marketing and managerial positions at Siemens. Prior to that, he was employed by Bell Telephone Laboratories in Naperville, Illinois, contributing to hardware and software design, as well as System engineering. Mr. Maher also serves as director of Adva Optical Networks, Inc., Wavecom Communications, Broadlight, Verivue and Xtellus Inc. Mr. Maher holds M.Sc. and B.Sc. degrees in Electrical Engineering and Physics from the University of Illinois.

Dr. Meir Barel served as the chairman of the board of directors of Floware from its inception until its merger with us in August 2001, and served as our director, since the merger. Dr. Barel also served as vice chairman of our board of directors from August 2001 until February 2008. Dr. Barel also served as a director of BreezeCOM between 1994 and 2000. Dr. Barel is the founder and managing partner of Star Venture Management, a venture capital company, which was founded in 1992. From 1988 to 1992, Dr. Barel was a managing director of TVM Techno Venture Management, Munich. Prior to 1986, Dr. Barel served in various German and Israeli companies involved in factory automation, computer design and data communication. Dr. Barel received a doctorate in Electrical Engineering from the Data Communication Department of the Technical University of Aachen, Germany.

Mr. Oded Eran has served as a member of our board of directors since September 2003. Mr. Eran is a corporate lawyer, who has been a member of the Israeli law firm of Goldfarb, Levy, Eran, Meiri & Co. since 1986. From 1983 to 1986, Mr. Eran was an associate lawyer at the New York law firm of Kronish, Lieb, Weiner & Hellman. Mr. Eran is a member of the Israeli Bar (1981) and the New York Bar (1984). He holds LLB and LLM degrees from the Tel Aviv University Faculty of Law.

Mr. Benny Hanigal has served as a member of our board of directors since our inception and served as chairman of our board of directors until February 1999. Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995. In 1995, Lannet was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997. From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds. Since December 2007 Mr. Hanigal serves as the Chairman of the Board of Directors of LanOptics Ltd. Mr. Hanigal has a B.Sc. degree in Electrical Engineering from the Technion Israel Institute for Technology.

Professor Raphael Amit has served as one of our external directors since September 2003. He serves on the audit and on the Compensation Nominating and Governance committees. Prior to joining the Alvarion Board, Professor Amit served as Chairman of the Board of Directors of Creo Products Inc (NASDAQ: CREO until May 2005). Professor Amit has been the Robert B. Goergen Professor of Entrepreneurship and a Professor of Management at the Wharton School of the University of Pennsylvania since July 1999. Professor Amit also serves as the Academic Director of Wharton’s Goergen Entrepreneurial Management Programs. Prior thereto, Professor Amit was the Peter Wall Distinguished Professor at the Faculty of Commerce and Business Administration, University of British Columbia (UBC), where he was the founding director of the W. Maurice Young Entrepreneurship and Venture Capital Research Center. From 1983 to 1990, Professor Amit served on the faculty of the J.L. Kellogg Graduate School of Management at Northwestern University, where he received the J.L. Kellogg Research Professorship and the Richard M. Paget Research Chair in Business Policy. Professor Amit holds B.A. and M.A. degrees in Economics from the Hebrew University and a Ph.D. in Management from the Northwestern University’s J.L. Kellogg Graduate School of Management. Professor Amit serves on the editorial boards of the Strategic Management Journal and The European Journal of Management. Professor Amit has served as a consultant to a broad range of organizations in North America and Europe on strategic, entrepreneurial management and new venture formation issues.

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

Dr. David Kettler joined as a member of our board of directors in May 2004. He provides consulting on telecom and information technology through DAK Solutions, LLC in Atlanta. Previously, Dr. Kettler served as the BellSouth Vice President in charge of the Science & Technology organization and Chief Architect for the BellSouth Network until his retirement at the end of 2000. Prior to BellSouth, Dr. Kettler spent over 15 years at AT&T Bell Laboratories and in Strategic Planning at AT&T Corporate Headquarters. After his retirement from BellSouth he served a few years as Managing Director and General Partner of H.I.G. Capital Management. He has actively contributed to Computer Science & Telecommunications Board Committee Reports on the Internet and Broadband. Dr. Kettler also serves on the College of Computing Advisory Board of Georgia Institute of Technology and numerous research and economic development steering committees. He has proactively engaged university/industry activities, led numerous consortia projects and facilitated the technology transfer from research laboratories toward commercialization. Dr. Kettler is an IEEE Fellow. He earned his BEE, MSEE, and Ph.D.EE from the University of Virginia and is past Chairman of the ECE Industrial Advisory Board and served on the School of Engineering and Applied Sciences (SEAS) Academic Board.

Mr. Zvi Slonimsky became a member of our board of directors and served as our co-Chief Executive Officer following our merger with Floware in August 2001. Mr. Slonimsky is the chairman of Teledata, as well as chairman of Surf and New Era Biotech and board member of Sequans. He also provides telecom and information technology consulting through EIR ZS in Tel Aviv. From 2002 to 2005, he served as our sole Chief Executive Officer. Prior thereto, he served as our President and Chief Operating Officer since May 1999. Mr. Slonimsky had been President and Chief Executive Officer of MTS Ltd., a company supplying add-on software to PBXs, since its inception in December 1995 as a spin off from C. Mer Industries until 1999. Mr. Slonimsky joined C. Mer in November 1992 as Vice President of its products division. Before joining C. Mer, he was the General Manager of Sorek Technology Center from September 1991 to November 1992. From 1989 to 1991, Mr. Slonimsky was the General Manager of DSPG Ltd., the Israeli-based subsidiary of DSPG, Inc. Prior to DSPG, he held various management positions in Tadiran Ltd., an Israeli communication equipment manufacturer. Mr. Slonimsky holds the B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion and an MBA degree from Tel-Aviv University.

Mr. Tzvi Friedman was appointed Alvarion’s Chief Executive Officer and President in October 2005 and has been a director since July 2005. He joined Floware in October 2000 as its President and Chief Operating Officer and served in this capacity in Alvarion since our merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom. From 1992 to 1996, Mr. Friedman served as vice president Marketing and Sales of ECI Telecom’s SDH division. Mr. Friedman holds a B.Sc.E.E. summa cum laude in Electrical Engineering, a M.Sc.E.E. cum laude in Electrical Engineering from Tel Aviv University and a Sloan Program M.Sc.M. in Management from the London Business School.

Ms. Efrat Makov Joined Alvarion on March 1, 2007 and has served as our Chief Financial Officer since April 2007. Ms. Makov has held management positions with three Israeli-based NASDAQ-listed companies, most recently as Chief Financial Officer at Aladdin Knowledge Systems Ltd. where she was responsible for the finance, operations, information systems and human resources functions from September 2005 through January 2007. From September 2002 through August 2005, she served as Corporate Controller and Vice President of Finance at Check Point Software Technologies Ltd. and from August 2000 through August 2002, as the Director of Finance for NUR Macroprinters Ltd. Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen in New York, London and Tel Aviv. Ms. Makov is a Certified Public Accountant in Israel and the United States and holds a B.A. in Accounting and Economics from Tel Aviv University.

Mr. Uzi Brier joined Alvarion in July 2006 as President of the Broadband Mobile Unit. Most recently, Mr. Breier served as CEO of Optibase. Prior to Optibase, he served as CEO of Emblaze Semiconductor (part of the Emblaze Group). He also served as CEO of Ayeca and held various senior positions at Flextronics and National Semiconductor in Israel and the United States.  Mr. Breier holds two bachelors of Science degrees in Computer Science and Industrial Engineering, both from New York Institute of Technology, as well as an MBA from San Jose State, completing all three with honors.

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

Dr. Mo Shakouri was appointed as our Corporate VP Marketing in March 2008 and will assume his new role as of April 1, 2008.  Dr. Shakouri joined us in February 2001 and has extensive experience in wireless communication systems and fiber optic networks. Previously, he spent four years at Lucent, where he was responsible for managing, building and developing network solutions for European and South American broadband wireless markets. Shakouri also spent 14 years in technical and management positions with Hewlett Packard developing microwave and fiber optic communication components and systems. He co-founded the wireless systems division, where he was responsible for the engineering team developing low-cost residential digital wireless systems for U.S. and Asian markets. Mr. Shakouri is a board member and Chairman of marketing in the WiMAX Forum™ and is also a member on the advisory board for the Wireless Communication Alliance. He earned his BSEE from the University of San Jose and his MSEE and Ph.D.EE from Stanford University and is a former Chairman of the IEEE MTT-SVC Association.

Mr. Avi Mazaltov was appointed President, Operations and Infrastructure Division in January 2006. Mr. Mazaltov joined the company as Vice President of Operations in June 2002. Prior to joining Alvarion, Mr. Mazaltov held several positions at Teva Pharmaceuticals, including Pharmaceuticals Plant Manager and Solid Dosage Global Operations Director. Prior thereto, Mr. Mazaltov held the position of Supply Chain Director at TFL, a subsidiary of Tadiran Ltd. Mr. Mazaltov has a B.Sc. degree in Industrial Engineering and Management from Ben-Gurion University.

Mr. Avi Wellingstein joined Alvarion in January 2006 as President of the Customers’ Business Division. Prior to joining Alvarion, Mr. Wellingstein led the Comverse InSight Open Services Environment group as Vice President and Chief Commercial Officer, responsible for its worldwide business. His previous positions at Comverse included Corporate VP and Chief Procurement Officer. Before joining Comverse, Mr. Wellingstein filled the role of Vice President of Sales and Marketing of Orbotech Pacific. Mr. Wellingstein earned a B.Sc. degree in Engineering and an MBA in Information Technology and Marketing from Tel Aviv University.

Mr. Avinoam Barak joined Alvarion at the end of 2005 and was appointed President of the Broadband Wireless Access Division in January 2006. In the 5 years prior to joining Alvarion, Mr. Barak served as General Manager of the Networking Business Unit in Radvision. Prior to joining Radvision, he served as a Communication Systems Business Unit Manager at MLM, a division of Israel Aircraft Industries, as well as various senior engineering and project management positions. Mr. Barak earned a B.Sc. degree in Computer Engineering from the Technion Israel Institute for Technology and an MBA in Information Systems and Finance from Bar Ilan University.

Mr. Haim Srur was appointed Vice President of Human Resources following our merger with Floware in August 2001. Prior thereto Mr. Srur served as Floware’s VP Human Resources since December 2000. Prior to joining Floware, Mr. Srur held the position of Human Resources Director of the R&D and Operations Divisions at Teva Pharmaceutical Industries. Prior to joining Teva, he worked as an independent consultant in human resources and organizational management to start-up companies. Mr. Srur holds a Masters degree in Organizational Sociology from Bar-Ilan University, Israel.

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

Greg Daily joined Alvarion, Inc., Alvarion’s North American subsidiary, in January 2006 and was named President in August 2006. Prior to Mr. Daily’s current position, he was leading venture-backed private companies in general management and executive sales roles.  He was most recently President and CEO of Pedestal Networks. Prior to Pedestal he worked for 10 years at ADC Telecommunications, serving in various positions including General Manager of Transport Products division, General Manager of its Optical Networking Group, Group Vice-President of North American Sales and other sales management positions. Mr. Daily holds both Master and Bachelor of Science degrees in Engineering Management and Electrical Engineering from the University of Missouri at Rolla and is a graduate of the executive development program at the J.L. Kellogg Graduate School of Management at Northwestern University.

There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate direct labor costs associated with all of our directors and executive officers as a group (19 persons) for the year ended December 31, 2007 (including persons who served as directors or executive officers for only a portion of 2007, and whether or not serving as such as of December 31, 2007) was approximately $3,709,000. This amount includes approximately $331,000 that was set aside or accrued to provide pension, retirement, social security or similar benefits. The amount does not include amounts expended by us for vehicles made available to our officers; expenses, including business travel, professional and business association dues and expenses; reimbursements to directors and officers; and other fringe benefits commonly reimbursed or paid by companies in Israel. Our directors who are not officers received an aggregate of approximately $320,000 in compensation in 2007.

From time to time, we grant options and awards under our equity incentive plans (described below) to our executive officers and directors.

Option grants to directors (including the chairman of our board of directors) who are not executive officers are made pursuant to an automatic option grant program. Several of our non-employee directors who are elected or re-elected to our board of directors are granted upon each of his or her election or re-election, an option to purchase 10,000 ordinary shares per each year of the term for which he or she is elected or re-elected. The options vest in equal quarterly installments over the term of election or re-election, commencing at the end of the third month following the date of election or re-election. All options to our non-employee directors pursuant to the automatic option grant program are granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Market on the on the last trading day immediately preceding the date of the election or re-election.

During 2007, we granted all of our directors and executive officers as a group (19 persons) options to purchase an aggregate of 1,305,000 of our ordinary shares at exercise prices ranging from $7.02 to $10.24, with expiration dates ranging from February 2013 to July 2017.

As of December 31, 2007, our directors and executive officers held outstanding options to purchase an aggregate of 5,186,356 ordinary shares, at exercise prices ranging from $1.27 to $15.4, with expiration dates ranging from April 2008 to July 2017.

C.	BOARD PRACTICES

Appointment of Directors and Terms of Office

Our board of directors currently consists of 10 members. Under our Articles of Association, the board is to consist of between four and 10 members. Our directors are elected by our shareholders at an annual general shareholders meeting. Our directors generally commence the terms of their office at the close of the annual general shareholders meeting at which they are elected and, other than our external directors, serve in office until the close of the third annual general shareholders’ meeting following the meeting at which they are elected, and may be re-elected by the shareholders. Annual general shareholders meetings are required to be held at least once every calendar year, but not more than 15 months after the last preceding annual general shareholders meeting. In the intervals between the annual general shareholders meetings, the shareholders or our board of directors may appoint new directors to fill any vacancy created in the board of directors, except for vacancies of an external director.

The terms of office of the directors, including compensation, must be approved, under the Israeli Companies Law, by the audit committee, the board of directors and the shareholders. The appointment and terms of office of all our executive officers are determined by our board of directors with the recommendation of our compensation committee.

The terms of office of our directors, Messrs. Friedman and Hanigal expire at our 2008 annual general meeting; the terms of office of our directors, Messrs. Maher, Barel and Eran expire at our 2009 annual general meeting; and the terms of office of our directors, Messrs. Kettler, Slonimsky and Yacoby expire at our 2010 annual general meeting. The terms of office of our external directors, Ms. Hacke and Professor Amit, expire in August 2010 and September 2009, respectively, as described below.

Service Contracts of Directors

None of our directors has the right to receive any benefit upon termination of his or her office or any service contract he or she may have with us.

External Directors

We are subject to the provisions of the Israeli Companies Law. Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two directors who qualify as external directors under the Israeli Companies Law. At least one of the external directors is required to have “financial and accounting expertise” (unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has “financial and accounting expertise”) and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  A person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment as external director, or had, during the preceding two years, any affiliation with the company, any entity controlling, controlled by or under common control with the company. Under the Israeli Companies Law, the term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

An "office holder" is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person's title. Each person listed in the table under "Director and senior management" in Item 6.A. is an office holder.

A person may not serve as an external director if that person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with such person’s ability to serve as a director. If at the time any external director is to be elected all members of the board are of the same gender, then the external director to be elected must be of the other gender. There is also a restriction on interlocking boards: a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

Under the Israeli Companies Law, each committee of a company’s board of directors is required to include at least one external director, except for the audit committee, which requires that all external directors be members of such committee. The term of office of an external director is three years and may be extended for an additional three year terms. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company. An external director can be removed from office only under very limited circumstances.

The external directors must be elected by the majority of the shareholders in a general meeting, provided that either (i) the shares voting in favor of the external director’s election includes at least one-third of the shares of non-controlling shareholders or (ii) the total shares of non-controlling shareholders voted against the election does not represent more than one percent of the total voting rights in the company. Until the lapse of two years from his or her termination of office, a company may not engage a former external director to serve as an office holder and may not employ or receive professional services from that person, either directly or indirectly, including through an entity controlled by that person.

Ms. Robin Hacke and Professor Raphael Amit qualify as our external directors under the Israeli Companies Law. We have appointed the external directors to the committees of our board of directors as required by law.

Independent Directors

NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, each of whom satisfies the “independence” requirements of NASDAQ, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC . Our board of directors has determined that each of Mr. Maher, Dr. Barel, Mr. Eran, Mr. Hanigal, Professor Amit, Ms. Hacke, Mr. Yacoby and Dr. Kettler qualifies as an independent director under the requirements of NASDAQ, and that each of Professor Amit, Ms. Hacke, Mr. Eran and Mr. Yacoby (who serve on our audit committee) qualifies as an independent director under the requirements of the SEC and NASDAQ.

Audit Committee

Pursuant to the Israeli Companies Law and the NASDAQ Marketplace Rules,, the board of directors of a public company must appoint an audit committee. The responsibilities of the audit committee include monitoring the management of the Company’s business and suggesting appropriate courses of action, as well as approving related party transactions, reviewing and recommending on board members compensation and other matters as required by Israeli law and NASDAQ rules. The audit committee must be comprised of at least three directors, including the external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing to the company services on a regular basis, or a controlling shareholder or his relative. Our audit committee assists the board of directors in fulfilling its responsibilities to ensure the integrity of our financial reports, serves as an independent and objective monitor of our financial reporting process and internal controls systems, including the activities of our independent auditor and internal audit function, and provides an open avenue of communication between the board of directors and the independent auditors, internal auditor and financial and executive management.

The members of our audit committee are Professor Amit, Ms. Hacke, Mr. Eran and Mr. Yacoby, each of whom is an independent director under the requirements of the SEC and NASDAQ. Professor Amit qualifies as a financial expert for purposes of the rules of the SEC. As stated above, Ms. Hacke and Professor Amit qualify as external directors under the Israeli Companies Law.

As of December 17, 2007, the board of directors has resolved to split the compensation, nominating and corporate governance committee into two separate committees, a compensation committee and a nominating and corporate governance committee.

Compensation Committee

The compensation committee of our board of directors consists of Mr. Maher, Dr. Barel, Professor Amit and Dr. Kettler. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:

•
reviewing and recommending to the board for its determination all compensation arrangements of our senior executive officers, including the chief executive officer, the president, the chief financial officer, the corporate vice presidents and the division presidents;

•	determining the overall strategy for compensation of our employees; and

•	overseeing our equity incentive plans and cash incentives and deferred compensation plans.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of our board of directors consists of Mr. Maher, Dr. Kettler, Ms. Hacke and Mr. Hanigal. Our board of directors has adopted a nominating and corporate governance committee charter setting forth the responsibilities of the committee, which include:

•	seeking and recommending to the board nomination of qualified candidates for election to the board;

•	recommending to the board the directors that shall serve on each committee of the board;

•	leading and monitoring a process to assess board effectiveness;

•	developing and recommending to the board a set of corporate governance guidelines, periodically reviewing such guidelines and recommending changes; and

•	overseeing the evaluation of the board.

Internal Auditor

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s acts comply with applicable law and orderly business procedure. The internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representatives. The Israeli Companies Law defines an "interested party" as a holder of 5% or more of our shares or voting rights, any person or entity that has the right to nominate or appoint at least one of our directors or our general manager, or any person who serves as one of our directors or as our general manager. Our current internal auditor, Mr. Eyal Weitzman, has served in such role since February 2006.

Fiduciary Duties of Office Holders; Approval of Specified Related Party Transactions Under Israeli Law

The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The office holder’s duty of care includes a duty to use reasonable means to obtain information on the advisability of a given action brought for his approval or performed by him by virtue of his position, and all other significant information pertaining to those actions. The duty of loyalty requires an office holder to act in good faith and for the company’s benefit, including to avoid any conflict of interest between the office holder’s position in the company and any other position held by him or his personal affairs, and prohibits any competition with the company, or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others. This duty also requires disclosing to the company any information or documents relating to the company’s affairs that the office holder has received as a result of his position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors and, with respect to indemnification and insurance of these office holders, also require audit committee approval. Arrangements regarding the compensation of directors, as well as indemnification and/or insurance for directors, require the approval of the audit committee, the board of directors and the shareholders.

Disclosure of Personal Interest

The Israeli Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. "Personal interest", as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. "Personal interest" does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company's board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an "extraordinary transaction". The Companies Law defines an "extraordinary transaction" as a transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities, and a "relative" as a spouse, sibling, parent, grandparent, descendent, spouse's descendant and the spouse of any of the foregoing.

The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction may not be approved if it is adverse to the company's interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then the approvals of the company's audit committee and the board of directors are required. Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval. The audit committee may not approve the transaction unless, at the time of the approval, at least two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee approved the transaction.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

Disclosure of Personal Interests of a Controlling Shareholder

The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company. For this purpose, a controlling shareholder is a shareholder who has the ability to direct the activities of a company and may include a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder. Subject to exceptions specified in regulations promulgated under the Israeli Companies Law, an extraordinary transaction, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation or employment of a controlling shareholder or his or her relative who is an office holder or employee, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company in a general meeting, provided that either such majority include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting, or the total shareholdings of those who have no personal interest in the transaction that vote against the transaction does not represent more than one percent of the total voting rights in the company.

Duties of Shareholders

Under the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders, and to refrain from abusing his or her power in the company, including when voting in a shareholders meeting or in a class meeting on matters such as the following:

•	an amendment to the company’s articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholders meeting or a shareholders class meeting and any shareholder who has the power to prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking into account the position in the company of those who breached the duty of fairness.

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

Our Articles of Association provide that, to the extent permitted by the Israeli Companies Law, we may obtain insurance to cover any liabilities imposed on our office holders as a result of an act done by him in his capacity as an office holder, in any of the following:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that he acted in good faith and had reasonable grounds to assume that his act would not prejudice us; or

•	financial liability imposed upon him in favor of another person.

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

We have obtained directors and officers' liability insurance for the benefit of our office holders to the full extent permitted by the Israeli Companies Law.

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

As of December 31, 2007, we had 1,043 employees, of which 444 were engaged in research and development, 264 in operations, 265 in sales and marketing, and 70 in administration and management. Of our full-time employees, as of December 31, 2007, 764 were located in Israel, 50 in the United States and 229 at our other branch offices, which offices are listed in “Item 4—Information on the Company—Organizational Structure.”

We consider our relations with our employees to be good and have never experienced any strikes or work stoppages. Substantially all of our employees have employment agreements, and none are represented by a labor union.

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

We contribute funds on behalf of our employees to an individual insurance policy known as Managers’ Insurance. This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and we contribute between 13.83% and 15.83% of the employee’s base salary. Employees are also entitled, in addition or instead of the Manager's Insurance above, to a pension fund to which the employee contributes an amount ranging from 5% to 5.5% of such employee’s base salary, and we contribute an amount equal to 14.83% of the employee’s base salary. We also provide our employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of the employee’s base salary, and we contribute an amount of up to 7.5% of the employee’s base salary. Both of the above contributions are limited to maximum amounts promulgated under the Israeli tax regulations which are tax exempt. We also provide our employees with additional health insurance coverage for instances of severe illnesses. Outside of Israel, we offer alternative local plans of pension, health insurance, and social security as provided under the applicable laws in such jurisdictions.

As an Israeli employer, Israeli law requires us to provide salary increases as partial compensation for increases in the Israeli consumer price index or as set by local law. Employees and employers also are required to pay predetermined sums, which include a contribution to provide a range of social security benefits.

Management Employment Agreements

We maintain written employment agreements with substantially all of our key employees. These agreements provide, among other matters, for monthly salaries, our contributions to Managers’ Insurance and an Education Fund, and severance benefits. All of our agreements with our key employees are subject to termination by either party upon the delivery of notice of termination as provided therein.

E.	SHARE OWNERSHIP

The following table sets forth certain information as of March 24, 2008 for (i) each of our executive officers and directors that beneficially owns more than 1% of our outstanding ordinary shares and (ii) our executive officers and directors as a group. The information in the table below is based on 63,078,861 ordinary shares outstanding as of March 24, 2008. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares (1)	Percentage of Outstanding Ordinary Shares
Amnon Yacoby(2)	802,657	1.27%
All directors and executive officers as a group (19 persons)(3)	4,085,421	6.48%

•	The number of ordinary shares beneficially owned includes the shares issuable pursuant to options that are exercisable within 60 days of March 24, 2008.

(1)
Shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the holding percentage of any other person.

(2)	Based on information provided by Mr. Yacoby and other information available to us. Includes options to purchase 116,530 of our ordinary shares which are exercisable within 60 days of March 24, 2008.

(3)	Includes options to purchase 3,329,736.00 of our ordinary shares which are exercisable within 60 days of March 24, 2008.

Except as set forth in the table above, none of our other directors or executive officers listed above under “—Directors and Senior Management” held more than 1% of our outstanding shares as of March 24, 2008.

As of March 24, 2008, our directors and executive officers listed above under "—Directors and Senior Management", as a group, held 5,125,731options to purchase of our ordinary shares at a weighted average exercise price of $8.53 with expiration dates ranging from April 2008 until July 2017. The voting rights of our directors and executive officers do not differ from the voting rights of other holders of our ordinary shares.

Equity Incentive Plans

As of December 31, 2007, a total of 29,003,550 ordinary shares have been reserved for issuance upon exercise of options granted to our employees, officers, directors and consultants pursuant to our share option plans. These ordinary shares have been reserved pursuant to our 2006 Global Share Based Incentive Plan (the “2006 Plan”), 2002 Global Share Option Plan (the “2002 Plan”), Key Employee Share Incentive Plan (1994), as amended, Key Employee Share Incentive Plan (1996), Key Employee Share Incentive Plan (1997), 1999 U.S. Stock Option Plan, interWAVE’s 1994 Stock Option Plan, interWAVE’s 1999 Stock Option Plan and Floware’s Key Employee Share Incentive Plan (1996).

Options granted under the share option plans usually vest over a period of four years.

As of December 31, 2007, options to purchase 10,615,282 of our ordinary shares were outstanding under the share option plans, including options issued pursuant to the terms of the Floware merger and interWAVE amalgamation, at a weighted average exercise price of $8.74 per share. Unless a shorter period is specified in the notice of grant or unless the applicable share option plan has an earlier termination date, each of the 10,615,282 options outstanding expire between six and ten years from the date of grant. As of December 31, 2007, options to purchase 2,807,482 of our ordinary shares were available for issuance under the share option plans.

As of December 28, 2005, 1,834,452 unvested out-of-the-money options with an exercise price higher than $10 per share and related to the vesting period from January 1, 2006 through January 1, 2007 had been accelerated. The options were accelerated to reduce the expense impact in 2006 and beyond of a new accounting standard for stock-based compensation. Because we have accounted for stock-based compensation prior to January 1st, 2006 using the intrinsic value method prescribed in Accounting Principles Board (APB) No. 25, and because these options were priced above current market, the acceleration of vesting of these options did not require accounting recognition in our financial statements. However, the impact of the vesting acceleration on pro forma stock-based compensation required to be disclosed in the financial statement footnotes under the provisions of SFAS No. 123, was an increase in compensation cost by approximately $5.2 million (see note 2m to our consolidated financial statements).

In 2006, our board of directors, based on the recommendation of our compensation nominating and corporate governance committee, adopted the 2006 Plan. Under the 2006 Plan, we may grant restricted share units, restricted shares, options and other equity awards to employees, directors, consultants, advisers and service providers of our Company and its subsidiaries. Pursuant to the 2006 Plan, 1,500,000 ordinary shares were initially reserved for issuance upon the exercise of awards granted under the 2006 Plan. The number of ordinary shares available for issuance under the 2006 Plan shall be reset annually on April 1 of each year (commencing April 1, 2007) to equal 4% of our total outstanding shares as of the applicable reset date. As such, on April 1, 2007, the number of ordinary shares available for issuance under the 2006 Plan increased by 2,504,899. As of December 31, 2007, options to purchase 3,494,189 of our ordinary shares were outstanding under the 2006 Plan.

The 2006 Plan was approved solely by our board of directors pursuant to NASDAQ rules permitting foreign private issuers to follow home country rules in such matters. According to Israeli Company Law, incentive plans as well as their underlying pool do not require shareholders’ approval, with the exclusion of grants to board members, which requires shareholders’ approval. At the same time the new plan was approved by our board of directors, the board set new guidelines for awarding options that take into consideration factors like option-related expensing requirements, potential dilution and employee retention as well as generally accepted guidelines and practices in the United States. The number of eligible employees was reduced significantly and actual grants to each employee were reduced compared to prior guidelines.

In connection with our acquisition of interWAVE, we assumed interWAVE’s 1994 Stock Option Plan and 1999 Stock Option Plan (the options under which are referred to as the assumed options). Each assumed option to purchase interWAVE ordinary shares outstanding pursuant to interWAVE’s Employee Stock Option Plan was converted into an option to purchase, on the same terms and conditions as applied to the interWAVE option, to a number of our ordinary shares equal to the number of interWAVE ordinary shares that the holder of such interWAVE option was entitled to acquire, multiplied by 0.2978056 (the "ratio”), at an exercise price per share equal to the former exercise price per share under the interWAVE option, divided by 0.2978. This ratio reflects the quotient obtained by dividing the per share consideration of interWAVE by our share price. For these purposes, our share price means the average closing price of our ordinary shares on the NASDAQ over the five trading days up to and including the second trading day preceding the closing. Effective upon the closing of the acquisition of interWAVE, 25% of the unvested portion of any assumed interWAVE options accelerated and the remaining unvested options continued to vest according to the original vesting schedule. In connection with this, outstanding assumed options to purchase interWAVE ordinary shares were converted into options to purchase approximately 423,156 of our ordinary shares.

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

The following table shows information as of March 24, 2008 for each person who, to our knowledge, beneficially owns 5% or more of our outstanding ordinary shares. The information in the table below is based on 63,078,861 ordinary shares outstanding as of March 24, 2008. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Renaissance Technologies LLC (1)	3,578,929	5.67%

(1)
As of December 31, 2007, based on information contained in a Schedule 13G filed with the SEC on February 13, 2008. Based on information available to us, as of December 31, 2005 and December 31, 2006, Renaissance Technologies LLC did not beneficially own more than 5% of our outstanding ordinary shares. The address for Renaissance Technologies LLC is 800 Third Avenue, New York, New York 10022.

Based on a review of the information provided to us by our transfer agent, as of March 24, 2008, there were 65 holders of record of our ordinary shares, including 53 holders of record with a U.S. mailing address, including banks, brokers and nominees. As of March 24, 2008, these 53 holders of record with a U.S. mailing address held approximately 60,579,213 ordinary shares, representing approximately 96% of the aggregate 63,078,861 ordinary shares outstanding as of such date. Because these holders of record include banks, brokers and nominees (including one U.S. nominee company, CEDE & Co., which held approximately 97% of our outstanding ordinary shares as of such date), the beneficial owners of these ordinary shares may include persons who reside outside the United States.

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

The Financial Statements required by this item can be found at the end of this annual report, beginning on page F-1.

Legal Proceedings

On November 21, 2001, a purported Class Action (the “Action”) lawsuit was filed against interWAVE, certain of its former officers and directors, and certain of the underwriters for interWAVE’s initial public offering (the “IPO”). On April 19, 2002, plaintiffs filed an amended complaint. The amended complaint alleged that the prospectus from interWAVE’s IPO failed to disclose certain alleged improper actions by various underwriters for the offering, in violation of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Similar complaints have been filed concerning more than 300 other IPOs; all of these cases have been coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 8, 2002, the Second Circuit Court of Appeal (the “Second Circuit”) entered an Order of Dismissal as to all of the individual defendants in the IPO litigation, without prejudice. In 2004, a stipulation of Settlement (the “Settlement”) was submitted to the Second Circuit, and in 2005, the Second Circuit granted preliminary approval. Under the Settlement, interWAVE would have been dismissed of all claims in exchange for a contingent payment guarantee by the insurance companies responsible for insuring interWAVE as an issuer. Class certification was a condition of the Settlement. After the Second Circuit issued a ruling overturning class certification in six test cases for the coordinated proceedings, the Settlement was terminated in June 2007 by stipulation of the parties to the Settlement and order of the Second Circuit. Plaintiffs have filed amended master allegations and amended complaints in the six test cases, which the defendants in those cases have moved to dismiss. Plaintiffs have also moved for class certification in the six test cases, which the defendants in those cases have opposed. It is uncertain whether there will be any revised or future settlement. If no settlement is achieved, the Company believes that it has meritorious defenses and intends to defend the Action vigorously. However, the litigation results cannot be predicted at this point.

On January 19, 2007 and February 2, 2007, purported securities class action lawsuits were filed in the United States District Court for the Northern District of California, and on February 13, 2007 and March 9, 2007, purported securities class action lawsuits were filed in the United States District Court for the Southern District of New York (one of which was subsequently dismissed voluntarily by the plaintiff). The four complaints were substantially identical. Each complaint named as defendants the Company and certain of its current and former officers and directors. Each complaint generally alleged violations of certain U.S. federal securities laws and sought unspecified damages on behalf of a class of purchasers of Alvarion common stock between November 3, 2004 and May 12, 2006. The plaintiffs allege, among other things, that the defendants made false and misleading statements concerning Alvarion’s business prospects, purportedly violating Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder.  On May 4, 2007, the two New York lawsuits were transferred to California. On April 9, 2007, three separate groups of plaintiffs filed motions with the California court, requesting appointment as lead plaintiff. On September 20, 2007, the Second Circuit consolidated the lawsuits into one matter, and on October 30, 2007, the Second Circuit appointed two lead plaintiffs to represent the alleged class. On January 23, 2008, the parties filed a stipulated request for dismissal of the lawsuit, which the Second Circuit approved on January 24, 2008. The court-approved dismissal terminated this consolidated securities class action lawsuit. Pursuant to the dismissal stipulation, each side will bear its own costs.

Except as otherwise disclosed in this annual report, we are not a party to any material litigation or arbitration, either in Israel or any other jurisdiction, and we are not aware of any pending or threatened litigation or arbitration that would have a material adverse effect on our business, financial condition or results of operations.

Export Sales

Export sales constitute a significant portion of our sales. In 2007, export sales were approximately $235.7 million, constituting approximately 99.5% of our total sales. For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see “Item 5—Operating and Financial Review and Prospects—Operating Results.”

Dividend Policy

We have never declared or paid any cash dividend on our ordinary shares. We do not anticipate paying any cash dividend on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and expand our business.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2007.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange, in NIS, for each of the last five years:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2003	$11.75	$1.82	NIS 51.10	NIS 8.69
2004	$17.15	$8.50	NIS 74.30	NIS 41.47
2005	$14.23	$7.26	NIS 60.79	NIS 34.38
2006	$10.96	$4.92	NIS 49.71	NIS 22.46
2007	$15.21	$6.03	NIS 59.76	NIS 26.54

The following table sets forth, for each of the full financial quarters in the years indicated, the high and low sales price for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange, in NIS:

	NASDAQ Global Market		Tel Aviv Stock Exchange
2006	High	Low	High	Low
First Quarter	$10.96	$8.70	NIS 49.71	NIS 40.28
Second Quarter	$9.23	$5.94	NIS 42.95	NIS 27.19
Third Quarter	$7.45	$4.92	NIS 31.48	NIS 22.46
Fourth Quarter	$7.80	$6.18	NIS 33.19	NIS 26.83

2007	High	Low	High	Low
First Quarter	$8.49	$6.03	NIS 36.00	NIS 26.54
Second Quarter	$9.97	$7.80	NIS 41.50	NIS 31.20
Third Quarter	$14.99	$9.50	NIS 58.90	NIS 39.70
Fourth Quarter	$15.21	$8.58	NIS 59.76	NIS 34.00

2008	High	Low	High	Low
First Quarter	$9.69	$5.20	NIS 37.50	NIS 18.32

The following table sets forth the high and low sales price for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, and the Tel Aviv Stock Exchange, in NIS, for the most recent six months:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Month	High	Low	High	Low
October 2007	$15.21	$11.65	NIS 33.50	NIS 26.60
November 2007	$12.35	$8.84	NIS 33.19	NIS 26.83
December 2007	$9.91	$8.58	NIS 30.43	NIS 27.28
January 2008	$9.69	$6.95	NIS 37.50	NIS 26.50
February 2008	$9.56	$7.02	NIS 34.70	NIS 26.81
March 2008	$7.50	$5.20	NIS 27.70	NIS 18.32

As of March 24, 2008, the exchange rate of the NIS to the US$ was $1 to NIS 3.5230.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares began trading on the NASDAQ Global Market on March 23, 2000 under the symbol "BRZE". Prior to that date, there was no market for our ordinary shares. On August 1, 2001, upon the completion of our merger with Floware and the change of our name to Alvarion Ltd., our symbol was changed to "ALVR". On August 1, 2001, our ordinary shares also began to trade on the Tel Aviv Stock Exchange. As of the date of this annual report, our ordinary shares trade on both the NASDAQ Global Market and the Tel Aviv Stock Exchange under the symbol "ALVR".

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

We are registered under the Israel Companies Law as a public company with the name Alvarion Ltd. Our registration number with the Israeli Registrar of Companies is 51-172231-6.

The following is a summary description of certain provisions of our Memorandum of Association and Articles of Association.

Our Articles of Association permit us to engage in any lawful business. Our purpose is to operate in accordance with business considerations to generate profits (provided, however, that we may donate reasonable amounts to worthy causes, as our board of directors may determine in its discretion, even if such donations are not within the framework of business considerations).

Our Articles of Association permit us to enter into a business transaction with any of the directors of our Company or enter into a business transaction with a third party in which a director has a personal interest, subject to compliance with the Israeli Companies Law. See “Item 6—Directors, Senior Management and Employees—Board Practices.”

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

Shareholders are entitled to receive dividends or bonus shares, upon the recommendation of our board of directors and resolution of our shareholders. The shareholders entitled to receive dividends or bonus shares are those who are registered in the shareholders register on the date of the resolution approving the distribution or allotment, or on such later date, as may be determined in such resolution. Any right to a declared dividend by us to our shareholders terminates after seven years from our declaration of the dividend if such dividend has not been claimed by the shareholder within such time. After seven years, the unclaimed dividend will revert back to us.

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

Rights attached to our ordinary shares may be modified or abrogated by a resolution adopted at a general meeting of the shareholders by more than 50% of the issued shares of such a class, or an “ordinary majority,” other than certain rights relating to the election of directors that may be modified or abrogated only with the approval of more than 75% of the shareholders who are entitled to vote at the meeting.

An annual general meeting of our shareholders, or “annual meeting,” must be held once in every calendar year, within a period of not more than 15 months from the preceding annual meeting, either within or outside of Israel. All general meetings of our shareholders other than annual meetings are called “extraordinary meetings.” Our board of directors has discretion over when to convene an extraordinary meeting. However, our board of directors must convene an extraordinary meeting upon demand by: (i) any two directors of our Company; or a quarter of the directors of our Company, whichever is lower; or (ii) upon the demand of one or more shareholders holding alone or together at least (a) 5% of the issued share capital of our Company and 1% of the voting rights or (b) 5% of the voting rights. Our board of directors, upon demand to convene an extraordinary meeting, is required to announce the convening of the general meeting within 21 days from the receipt of the demand, provided, however, that the date fixed for the extraordinary meeting may not be more than 35 days from the publication date of the announcement of the extraordinary meeting, or such other period as may be permitted by the Israeli Companies Law or the regulations thereunder.

Directors, other than external directors, are elected, unless specifically determined otherwise, until the third annual general shareholders’ meeting following the meeting at which such directors were elected. See "Item 6 - Directors, Senior Management and Employees - Board Practices". Any director may be removed from his office by way of a resolution adopted by the vote of the holders of 75% of the voting power represented at a meeting.

The shareholders who are entitled to participate and vote at a general meeting are those shareholders who are registered in our shareholders register on the date determined by our board of directors, provided that such date not be more than 40 days, nor less than 21 days (or at least 35 days for those cases prescribed under the Israeli Companies Law), prior to the date of the general meeting, except as otherwise permitted by the regulations under the Israeli Companies Law. Shareholders entitled to attend a general meeting are entitled to receive notice of such meeting at least 21 days prior to the date fixed for such meeting, unless a shorter period is permitted by law.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 33 1/3% of the voting power. A meeting adjourned for lack of a quorum will be adjourned to the same day in the next week at the same time and place, or any other time and place as the chairman of our board of directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy. At the reconvened meeting, the required quorum consists of any two shareholders. The chairman of the board of directors presides at each of our shareholders meetings. The chairman of the meeting has neither an additional nor a casting vote.

There are no limitations imposed by our Articles of Association or the Israeli Companies Law on the right to own our shares including the rights of non-resident or foreign shareholders to hold or exercise voting rights of our shares, except with respect to subjects of countries which are in a state of war with Israel.

Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of our Company, as detailed in “Item 3—Key Information—Risk Factors—Risks Relating to Our Location in Israel". Provisions of Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the market price of our ordinary shares.

The information contained under the heading “Description of Ordinary Shares” in our Registration Statement on Form F-1 (Registration Number 333-11572), is incorporated herein by reference.

Our transfer agent and registrar is American Stock Transfer & Trust Company at 59 Maiden Lane, New York, NY 10038.

C.	MATERIAL CONTRACTS

 None

D.	EXCHANGE CONTROLS

Non-residents of Israel who own our ordinary shares may freely convert all amounts received in Israeli currency in respect of such ordinary shares, whether as a dividend, liquidation distribution or as proceeds from the sale of the ordinary shares, into freely-repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

Since January 1, 2003, all exchange control restrictions on transactions in foreign currency in Israel have been eliminated, although there are still reporting requirements for foreign currency transactions. Legislation remains in effect, however, pursuant to which currency controls may be imposed by administrative action at any time.

The State of Israel does not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

E.	TAXATION

General

The following is a discussion of Israeli and U.S. tax consequences material to our shareholders. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Israeli Taxation

The following is a summary of the principal Israeli tax laws applicable to companies in Israel, with special reference to their effect on us, and certain Israeli government programs benefiting us. This section also contains a discussion of certain Israeli tax consequences to persons acquiring ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to certain types of investors subject to special treatment under Israeli law, such as traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting share capital. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities. This discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Shareholders and potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

Generally, Israeli companies were subject in 2007 to corporate tax at the rate of 29% on taxable income and were subject to real capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. The corporate tax rate was 34% for 2005 and 31% for 2006, and is scheduled to decline to 27% in 2008, 26% in 2009, and 25% in 2010 and subsequent years. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be lower.

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

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any government agency. No assurance can be given that we will continue to qualify as an Industrial Company, or will be entitled to receive any benefits under the Industry Encouragement Law in the future.

Law for the Encouragement of Capital Investments, 1959

Tax Benefits Prior to the 2005 Amendment

The Law for Encouragement of Capital Investments, 1959, which is referred to below as the Capital Investments Law, provides that capital investments in a production facility or other eligible assets may, upon application to the Israeli Investment Center of the Ministry of Industry, Trade and Labor, be designated as an “Approved Enterprise”. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An Approved Enterprise is entitled to certain benefits, including Israeli government cash grants, state-guaranteed loans and tax benefits.

Tax Benefits

Taxable income derived from an Approved Enterprise under the Capital Investments Law is subject to a reduced corporate tax rate of 25%. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in our share capital. The tax rate is 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90%, and 10% if the foreign investment is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years, or 10 years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Israeli Investment Center of the Ministry of Industry, Trade and Labor, or the Investment Center). The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced (as determined by the Investment Center) or 14 years from the year of receipt of Approved Enterprise status (these limits do not apply to the exemption period).

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Capital Investments Law and, in lieu of the foregoing, may participate in an “Alternative Benefits Program.” Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and 10 years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for the remainder of the benefits period. There can be no assurance that the current benefit programs will continue to be available, or that we will continue to qualify for benefits under the current programs.

We believe that our capital investments qualify to receive tax benefits as an Approved Enterprise, however no assurance can be given that such investments will be approved as in fact qualifying for such tax benefits by the Israeli tax authorities. Additionally, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. For a discussion of the risks our business and prospects for growth face in connection with tax benefits under Israeli law, see “Risk Factors—If we fail to comply with these conditions in the future, the tax benefits received could be canceled and we could be required to pay increased taxes in the future. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index” and “Risk Factors—We currently contemplate that a portion of our products will be manufactured outside of Israel. This could materially reduce the tax benefits to which we would otherwise be entitled. We cannot assure you that the Israeli tax authorities will not adversely modify the tax benefits that we could have enjoyed prior to these events.

We currently have Approved Enterprise programs under the Capital Investments Law, which to our belief, entitle us to certain tax benefits. The tax benefit period for these programs has not yet commenced. We have elected the Alternative Benefits Program which provides for the waiver of grants in return for tax exemption. Accordingly, our income is tax exempt for a period of two years commencing with the year we first earn taxable income relating to each expansion program, and is subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years, depending on the percentage of the company’s ordinary shares held by foreign shareholders in each taxable year. The exact rate reduction is based on the percentage of foreign ownership in each tax year. See note 11 to our consolidated financial statements. A company that has elected to participate in the Alternative Benefits Program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including withholding tax thereon, at the rate that would have been applicable had the company not elected the Alternative Benefits Program, ranging from 10% to 25%. The dividend recipient is subject to withholding tax at the reduced rate of 15%, applicable to dividends from Approved Enterprises if the dividend is distributed within 12 years after the benefits period. The withholding tax rate will be 25% after such period. In the case of a company with over 25% foreign investment level, as defined by law, the 12-year limitation on reduced withholding tax on dividends does not apply. This tax should be withheld by the company at the source, regardless of whether the dividend is converted into foreign currency. See “Withholdings and Capital Gains Taxes Applicable to Non-Israeli Shareholders.”

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

Foreign investor’s Company (“FIC”)

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors company is a company of which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an Approved Enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the Approved Enterprise program may be entitled to the following:

•	exemption from tax on its undistributed income up to ten years;

•	an additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of our shares;

•	the 12-year limitation period for reduced tax rate of 15% on dividend from the approved enterprise does not apply to Foreign Investor’s Company.

Tax Benefits Subsequent to the 2005 Amendment

On April 1, 2005, an amendment to the Investment Law went into effect (the “2005 Amendment”). The 2005 Amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the 2005 Amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the 2005 Amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise begins in the “Year of Commencement.” This year is the later of (i) the year in which taxable income is first generated by a company, or (ii) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election). The 2005 Amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only. Therefore, our existing Approved Enterprises will not be subject to the provisions of the 2005 Amendment.

Measurement of Taxable Income

Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index, or changes in exchange rate of the NIS against the dollar, for a “foreign investors” company. Until taxable year 2002, we measured our results for tax purposes in accordance with changes in the Israeli consumer price index. Commencing with taxable year 2003, we have elected to measure our results for tax purposes on the basis of the changes in the exchange rate of NIS against the U.S. dollar.

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

Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2006, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 20% unless the holder holds 10% or more of our voting power during the 12 months preceding the sale, in which case it will be subject to a 25% capital gains tax. However, as of January 1, 2003, nonresidents of Israel are exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (i) our ordinary shares are listed for trading on a stock exchange outside of Israel, (ii) the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel, (iii) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel, and (iv) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance. As of January 1, 2003, nonresidents of Israel are also exempt from Israeli capital gains tax resulting from the sale of securities on the Tel Aviv Stock Exchange; provided that the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel.

In addition, under the income tax treaty between the United States and Israel, a U.S. resident holder of ordinary shares that are not listed for trading on a stock exchange outside of Israel will be exempt from Israeli capital gains tax on the sale, exchange or other disposition of such ordinary shares unless the holder owns, directly or indirectly, 10% or more of our voting power during the 12 months preceding such sale, exchange or other disposition.

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

United States Federal Income Tax Considerations with Respect to the Acquisition, Ownership and Disposition of Our Ordinary Shares

The following is a discussion of certain U.S. federal income tax consequences applicable to “U.S. Holders” (as defined below) who beneficially own our ordinary shares. The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations promulgated thereunder, and existing administrative rulings and court decisions in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. For purposes of this discussion, it is assumed that U.S. Holders of our ordinary shares hold such stock as a capital asset within the meaning of Section 1221 of the Code, that is, generally for investment. This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular U.S. Holder of our ordinary shares in light of his or her circumstances or to a U.S. Holder of our ordinary shares subject to special treatment under United States federal income tax law, including, without limitation:

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

In addition, not discussed is the application of: (i) foreign, state or local tax laws on the ownership or disposition of our ordinary shares; (ii) United States federal and state estate and/or gift taxation; or (iii) the alternative minimum tax.

If a partnership (or any entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

As used in this section, the term “U.S. Holder” refers to any beneficial owner of our ordinary shares that is any of the following:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State or political subdivision thereof, or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source;

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

Distributions

Subject to the discussion below under the heading “Passive Foreign Investment Company Status,” to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, a distribution made with respect to our ordinary shares (including the amount of any non-U.S. withholding tax thereon) will be includible for U.S. federal income tax purposes in the income of a U.S. Holder as a taxable dividend. Dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%) for taxable years beginning on or before December 31, 2010, provided that such dividends meet the requirement of “qualified dividend income” as defined by the Code. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

To the extent that a distribution exceeds our earnings and profits and provided that we were not a PFIC, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ordinary shares and thereafter as taxable capital gain. Dividends paid by us generally will not be eligible for the dividends received deduction allowed to corporations under the Code. Dividends paid in a currency other than the U.S. dollar will be includible in income of a U.S. Holder in a U.S. dollar amount based on the spot rate of exchange on the date the distribution is included in income, without reduction for any non-U.S. taxes withheld at source, regardless of whether the payment is in fact converted into U.S. dollars on such date. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Subject to certain conditions and limitations set forth in the Code (including certain holding period requirements), U.S. Holders generally will be able to elect to claim a credit against their United States federal income tax liability for any non-U.S. withholding tax deducted from dividends received in respect of our ordinary shares. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares generally will be treated as income from sources outside the United States and foreign source “passive income” for U.S. foreign tax purposes. In lieu of claiming a tax credit, U.S. Holders may instead claim a deduction for foreign taxes withheld, subject to certain limitations.

The rules relating to the determination of the amount of foreign income taxes that may be claimed as foreign tax credits are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available.

Disposition of the Ordinary Shares

Subject to the discussion below under the heading “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition of our ordinary shares and the U.S. Holder’s adjusted tax basis in our ordinary shares, which is usually the U.S. dollar cost of the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if our ordinary shares have been held for more than one year on the date of the disposition. Non-corporate U.S. Holders are currently subject to a reduced rate of taxation on long-term capital gains (15% for taxable years beginning on or before December 31, 2010). The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. Any gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes. In addition, a U.S. Holder who receives foreign currency upon the sale or exchange of our ordinary shares and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

Passive Foreign Investment Company Status

Generally a non-U.S. corporation is treated as a PFIC for U.S. federal income tax purposes if either:

•
75% or more of its gross income (including the pro rata share of gross income of any corporation (U.S. or foreign) of which such corporation is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income; or

•
50% or more of its gross assets (including its pro rata share of the assets of any corporation in which such corporation is considered to own 25% or more of the ordinary shares by value) during the taxable year computed on a quarterly average basis produce or are held for the production of passive income.

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a PFIC, for U.S. federal income tax purposes. Based upon our market capitalization during 2004, 2005, 2006 and 2007 and each taxable year prior to 2001, we do not believe that we were a PFIC for any such year and an independent valuation of our assets as of the end of each quarter of 2001 and based upon our valuation of our assets for 2002 and 2003, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years. We cannot assure you, however, that the United States Internal Revenue Service (“IRS”) or the courts would agree with our conclusion if they were to consider our situation. In addition, the test for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income and assets and the future price of our ordinary shares, which are all relevant to the determination of whether we are classified as a PFIC. There is no assurance that we will not become a PFIC in 2008 or subsequent years.

If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held our shares and such holder failed to make either a “QEF election” or a “mark-to-market election” (as described below) for the first taxable year during which we were a PFIC and the U.S. Holder held our shares:

•
gain recognized (including gain deemed recognized if our ordinary shares are used as security for a loan) by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain “excess distributions” in respect of, our ordinary shares would be taxable as ordinary income;

•
the U.S. Holder would be required to allocate such distribution and/or disposition gain ratably over such holder’s entire holding period for our ordinary shares; the U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year (i.e., the year of the distribution or disposition) and to any period prior to the first day of the first taxable year for which we were a PFIC;

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

Although a determination as to a non-U.S. corporation’s PFIC status is made annually, an initial determination that a non U.S. corporation is a PFIC for any taxable year generally will cause the above-described consequences to apply for all future taxable years to U.S. Holders who held shares in the corporation at any time during a year when the corporation was a PFIC and who made neither a QEF election nor a mark-to-market election (as discussed below) with respect to such shares with their tax return for the year that included the last day of the corporation’s first taxable year as a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC during the U.S. Holder’s holding period that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S. Holders who realize gain on their disposition of shares in the PFIC.

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

The QEF election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of our ordinary shares can make its own decision whether to make a QEF election. A QEF election applies to all of our ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, using the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return. In order to permit our shareholders to make a QEF election, we must supply them with certain information. We will supply U.S. Holders with the information needed to report income and gain pursuant to the QEF election in the event that we are classified as a PFIC for any taxable year and will supply such additional information as the IRS may require in order to enable U.S. Holders to make the QEF election. It should be noted that U.S. Holders may not make a QEF election with respect to warrants or rights to acquire our ordinary shares. Under certain circumstances, a U.S. Holder that has not made a timely QEF election may obtain treatment similar to that afforded a shareholder who has made a timely QEF election. A U.S. Holder may make an election in a taxable year subsequent to the first taxable year during the U.S. Holder’s holding period that we are classified as a PFIC to treat such holder’s interest in our Company as subject to a deemed sale of its PFIC stock on the first day of the first QEF year for an amount equal to its fair market value and recognize gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions, described above and thereafter treating such interest in our Company as an interest in a QEF. In addition, under certain circumstances U.S. Holders may make a retroactive QEF election, but may be required to file a timely protective statement to preserve their ability to make a retroactive QEF election. U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement.

Alternatively, a U.S. Holder of shares in a PFIC can elect to mark the shares to market annually recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, an amount equal to the difference between the shareholder’s adjusted tax basis in the PFIC stock and its fair market value. Under current law, U.S. Holders may not make a mark-to-market election with respect to warrants or rights to acquire our ordinary shares. Ordinary loss generally is recognized only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years. As with the QEF election, a U.S. Holder who makes a mark-to-market election would not be subject to the deemed ratable allocations of gain, distributions and interest charges (described above). A mark-to-market election applies for so long as our ordinary shares are “marketable stock” (e.g. “regulatory traded” on the NASDAQ Global Market) and is irrevocable without obtaining the consent of the IRS and would continue to apply even in taxable years that we were no longer a PFIC. However, under Treasury Regulations, a U.S. Holder who makes a mark-to-market election would not include mark-to-market gain or loss for any taxable year in which we are not a PFIC.

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

Tax Consequences for Non-U.S. Holders of Our Ordinary Shares

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless in the case of U.S. federal income taxes:

•
such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States, or

•
in the case of the disposition or our ordinary shares, the Non-U.S. Holder is an individual who holds our ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Information Reporting and Backup Withholding

U.S. Holders generally are subject to information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid in the U.S. on, and the proceeds from the disposition of, our ordinary shares, unless they:

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

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing consolidated financial statements audited by an independent accounting firm. We also furnish reports on Form 6-K containing unaudited consolidated financial information after the end of each of the first three quarters. You may read and copy any document we file with the SEC without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. A copy of each report submitted in accordance with applicable U.S. law is also available for public review at our principal executive offices.

In addition, the SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. We began filing our reports through the EDGAR system in November 2002.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in U.S. dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to a general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected.

Our investment portfolio includes held to maturity marketable securities. The contractual cash flows of these investments are either agencies of the U.S. government that have implied guaranty by the U.S. government or were issued by highly rated corporations. As of December 31,2007 ,the long-term rating of the securities in our portfolio were rated at least as A. Securities representing about 29% of the portfolio are rated as AAA. The recent declines in interest rates may reduce our interest income.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Not applicable.

B. Not applicable.

C. Not applicable.

D. Not applicable.

E. USE OF PROCEEDS

The effective date of the registration statement (No. 333-11572) for our initial public offering of our ordinary shares, par value NIS 0.01 per share, was March 22, 2000. The offering commenced on March 23, 2000, and terminated after the sale of all the securities registered. The managing underwriter of the offering was CIBC World Markets. We registered 5,750,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter’s over-allotment option. We sold all of the 5,750,000 ordinary shares at an aggregate offering price of $115 million ($20.00 per share). Under the terms of the offering, we incurred underwriting discounts of approximately $8 million. We also incurred other expenses of approximately $3.2 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $104 million. None of the net proceeds was paid, directly or indirectly, to any of our directors or officers, or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. From March 23, 2000 to December 31, 2007, the net offering proceeds were used to finance the continued growth including acquisitions of our business and for general corporate purposes.

ITEM 15.  CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2007. Based on this evaluation, the Company’s chief executive officer and chief financial officer have concluded that, as of such date, the Company’s disclosure controls and procedures were (i) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to its management, including the Company’s chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2007.

Our financial statements and internal control over financial reporting has been audited by Kost, Forer, Gabbay & Kasierer (A member of Ernst & young Global), an independent registered public accounting firm.

c. Attestation Report of the Registered Public Accounting Firm

This annual report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting in page F4 of our audited consolidated financial statements set forth in “Item 18 - Financial Statements”, and are incorporated herein by reference.

d. Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Professor Amit, a member of our audit committee, is qualified as an “audit committee financial expert” and is “independent,” each as defined in the applicable SEC and NASDAQ regulations.

ITEM 16B. CODE OF ETHICS

In 2003, we adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer and all other senior officers. In March 2008 we updated the Code of Ethics. The updated Code of Ethics is included as Exhibit 11 to this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of the fees billed to us for audit, audit related and non-audit services provided by Kost, Forer, Gabbay & Kasierer to us for the years ended December 31, 2006 and December 31, 2007:

Fee Category	2006 Fees	2007 Fees
Audit Fees	$224,000	$335,000
Audit-Related Fees	$15,000	$26,711
Tax Fees	$113,263	$51,045
All Other Fees	-	-
Total Fees	$352,263	$412,756

Audit Fees: Consists of the aggregate fees billed and accrued for professional services rendered for the audit of our annual financial statements and services that are normally provided by Kost, Forer, Gabbay & Kasierer in connection with statutory and regulatory filings or engagements.

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

All Other Fees: Consists of the aggregate fees billed for products and services other than the services reported above. We did not have such services in 2007 and 2006.

Our audit committee has adopted a policy for pre-approval of audit and non-audit services. Under the policy, the audit committee proposed services either may be pre-approved without consideration of specific case-by-case services by the audit committee (“general pre-approval”) or they may require the specific pre-approval of the audit committee (“specific pre-approval”). The audit committee employs a combination of these two approaches. Unless a type of service has received general pre-approval, it will require specific pre-approval by the audit committee if it is to be provided by the independent auditor. The term of any general pre-approval is 12 months from the date of pre-approval, unless the audit committee considers a different period and states otherwise. The audit committee reviews annually and pre-approves the services that may be provided by the independent auditor without obtaining specific pre-approval from the audit committee. The audit committee adds to or subtracts from the list of general pre-approved services from time to time, based on subsequent determinations. Pre-approval fee levels or budgeted amounts for all services to be provided by the independent auditor are to be established annually by the audit committee. Any proposed services exceeding these levels or amounts require specific pre-approval by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association (English translation accompanied by Hebrew original) (1)

1.2	Articles of Association (1)

1.3	Certificate of Name Change (English translation accompanied by Hebrew original) (2)

2.1	Form of Ordinary Share Certificate (3)

2.2	Form of Warrant (1)

4.1	Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (1)

4.2	Form of Indemnity Agreement for Directors and Executive Officers*

4.3	Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (4)

4.4	Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (4)

8	Subsidiaries of Alvarion Ltd.*

10.1	Consent of Kost, Forer, Gabay & Kasierer*

11	Amended Code of Ethics*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

* Filed herewith

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).

(2)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786).

(3)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142).

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2001.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALVARION LTD.

By:	/s/ Tzvika Friedman
Tzvika Friedman
Chief Executive Officer

Date: April 2, 2008

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Operations	F-6

Statements of Changes in Shareholders' Equity	F-7

Consolidated Statements of Cash Flows	F-8

Notes to Consolidated Financial Statements	F-9 - F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALVARION LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Alvarion Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2l to the consolidated financial statements, in 2007 the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109", effective January 1, 2007. As discussed in Note 2m to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", as revised, effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 2, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 2, 2008	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALVARION LTD. AND ITS SUBSIDIARIES

We have audited Alvarion Ltd's and its subsidiaries' ("Alvarion" or "the Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Alvarion's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alvarion maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alvarion and its subsidiaries as of December 31, 2006 and 2007 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated April 2, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 2, 2008	A Member of Ernst & Young Global

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2006	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$40,832	$52,087
Short-term bank deposits	1,835	-
Marketable securities (Note 3)	47,134	43,331
Trade receivables, net	34,332	31,224
Other accounts receivable, prepaid expenses and current maturities of long-term note (Note 4)	10,644	16,250
Inventories (Note 5)	30,539	42,746
Current assets of discontinued operations	3,921	-

Total current assets	169,237	185,638

LONG-TERM INVESTMENTS:
Investment in affiliates	-	605
Marketable securities (Note 3)	28,625	43,456
Severance pay fund	8,749	11,667

Total long-term investments	37,374	55,728

LONG-TERM NOTE (Note 1c)	1,830	-

PROPERTY AND EQUIPMENT, NET (Note 6)	10,379	13,078

INTANGIBLE ASSETS, NET (Note 7)	4,137	1,593

GOODWILL	57,106	57,106

Total assets	$280,063	$313,143

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2006	2007
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$1,749	$-
Trade payables	22,418	24,091
Other accounts payable and accrued expenses (Note 8)	40,546	52,257
Liabilities - discontinued operations	7,355	-

Total current liabilities	72,068	76,348

LONG-TERM LIABILITIES:

Accrued severance pay	12,694	16,242

Total long-term liabilities	12,694	16,242

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY:
Share capital (Note 10) -
Ordinary shares of NIS 0.01 par value -
Authorized: 85,080,000 shares at December 31, 2006 and 2007; Issued: 65,425,984 and 66,846,030 shares at December 31, 2006 and 2007, respectively; Outstanding: 61,629,211 and 63,049,257 shares at December 31, 2006 and 2007, respectively	165	168
Additional paid-in capital	403,543	415,045
Treasury shares at cost 3,796,773 shares at December 31, 2006 and 2007	(7,876)	(7,876)
Other accumulated comprehensive income	58	1,264
Accumulated deficit	(200,589)	(188,048)

Total shareholders' equity	195,301	220,553

Total liabilities and shareholders' equity	$280,063	$313,143

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2005	2006	2007

Sales (Note 12)	$176,927	$181,594	$236,573
Cost of sales	85,817	80,410	114,099
Write-off of excess inventory and provision for inventory purchase commitments (Note 2g)	7,338	9,472	4,762

Gross profit	83,772	91,712	117,712

Operating costs and expenses:
Research and development, net (Note 13a)	29,710	38,807	51,389
Selling and marketing	39,900	44,929	55,943
General and administrative	9,602	13,680	15,426
Amortization of intangible assets	2,685	2,676	2,544

Total operating costs and expenses	81,897	100,092	125,302

Operating income (loss)	1,875	(8,380)	(7,590)
Other income (Note 1c)	-	-	8,265
Financial income, net (Note 13b)	2,551	3,796	6,453
Income (loss) from continuing operations (Note 1c)	4,426	(4,584)	7,128

Income (loss) from discontinued operations, net	(17,044)	(36,167)	5,413

Net income (loss)	$(12,618)	$(40,751)	$12,541

Net earnings (loss) per share (Note 13c):
Basic:
Continuing operations	$0.08	$(0.08)	$0.11
Discontinued operations	(0.30)	(0.59)	0.09

	$(0.22)	$(0.67)	$0.20
Diluted:
Continuing operations	$0.07	$(0.08)	$0.11
Discontinued operations	(0.27)	(0.59)	0.08

	$(0.20)	$(0.67)	$0.19

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury	Deferred stock	Other accumulated comprehensive	Accumulated	Total comprehensive	Total shareholders'
	Number	Amount	capital	shares	compensation	income	deficit	Income (loss)	equity

Balance at January 1, 2005	57,953,229	$157	$388,261	$(7,876)	$(736)	$226	$(147,220)		$232,812
Exercise of employee stock options	1,447,763	3	3,536	-	-	-	-		3,539
Amortization of deferred stock compensation	-	-	-	-	44	-	-		44
Amortization of deferred stock compensation related to discontinued operations	-	-	-	-	519	-	-		519
Unrealized gains on foreign currency cash flow hedges	-	-	-	-	-	37	-	$37	37
Net loss	-	-	-	-	-	-	(12,618)	(12,618)	(12,618)

Total comprehensive loss								$(12,581)

Balance at December 31, 2005	59,400,992	160	391,797	(7,876)	(173)	263	(159,838)		224,333
Reclassification of other deferred stock compensation due to implementation of SFAS 123(R)	-	-	(173)	-	173	-	-		-
Exercise of employee stock options	2,228,219	5	5,021	-	-	-	-		5,026
Stock-based compensation expenses related to SFAS 123(R)	-	-	6,450	-	-	-	-		6,450
Stock-based compensation expenses related to SFAS 123(R), relating to discontinued operations	-	-	448	-	-	-	-		448
Unrealized losses on foreign currency cash flow hedges	-	-	-	-	-	(205)	-	$(205)	(205)
Net loss	-	-	-	-	-	-	(40,751)	(40,751)	(40,751)

Total comprehensive loss								$(40,956)

Balance at December 31, 2006	61,629,211	165	403,543	(7,876)	-	58	(200,589)		195,301
Exercise of employee stock options	1,420,046	3	4,078	-	-	-	-		4,081
Stock-based compensation expenses related to SFAS 123(R)	-	-	7,424	-	-	-	-		7,424
Unrealized gains on foreign currency cash flow hedges	-	-	-	-	-	1,206	-	$1,206	1,206
Net income	-	-	-	-	-	-	12,541	12,541	12,541

Total comprehensive income								$13,747

Balance at December 31, 2007	63,049,257	$168	$415,045	$(7,876)	$-	$1,264	$(188,048)		$220,553

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net income (loss)	$(12,618)	$(40,751)	$12,541
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss (income) from discontinued operations	17,044	36,167	(5,413)
Depreciation	4,094	4,926	4,232
Stock-based compensation expenses related to SFAS 123(R)	44	6,450	7,424
Accrued interest, amortization of premium and accretion of discounts on held-to-maturity marketable securities and bank deposits	876	(247)	(404)
Amortization of other intangible assets	2,676	2,676	2,544
Decrease (increase) in trade receivables	(11,512)	1,057	3,108
Decrease in long-term receivables	792	-	-
Decrease (increase) in other accounts receivable and prepaid expenses	(198)	45	(9,859)
Decrease (increase) in inventories	7,055	105	(12,207)
Increase (decrease) in trade payables	4,542	(4,470)	1,660
Increase (decrease) in other accounts payable and accrued expenses	(5,828)	9,981	9,259
Accrued severance pay, net	221	623	630
Net cash provided by continuing operating activities	7,188	16,562	13,515

Net cash provided by (used in) discontinued operating activities	(22,402)	(10,946)	4,431

Net cash provided by (used in) operating activities	(15,214)	5,616	17,946

Cash flows from investing activities:
Purchase of property and equipment	(3,331)	(4,801)	(6,918)
Investment in affiliates	-	-	(605)
Proceeds from bank deposits	30,375	6,725	1,835
Investment in bank deposits	(13,200)	(34)	-
Investment in held-to-maturity marketable securities	(58,778)	(170,044)	(186,150)
Proceeds from maturity of held-to-maturity marketable securities	81,766	158,946	175,502
Proceeds from LGC transaction	-	-	7,289
Net cash provided by (used in) continuing investing activities	36,832	(9,208)	(9,047)

Net cash used in discontinued investing activities	(753)	(225)	-

Net cash provided by (used in) investing activities	36,079	(9,433)	(9,047)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	3,539	5,026	4,081
Repayment of long term debt	(1,742)	(1,749)	(1,725)
Net cash provided by financing activities	1,797	3,277	2,356

Increase in cash and cash equivalents from continuing operations	45,817	10,631	6,824
Increase (decrease) in cash and cash equivalents from discontinued operations	(23,155)	(11,171)	4,431

Increase (decrease) in cash and cash equivalents	22,662	(540)	11,255
Cash and cash equivalents at the beginning of the year	18,710	41,372	40,832

Cash and cash equivalents at the end of the year	$41,372	$40,832	$52,087

Supplemental disclosure of cash flows activities:
Cash paid during the year for interest	$90	$130	$95

Non-cash transactions:
Notes received in connection with the CMU net assets sale	$-	$6,868	$-
Conversion of the LGC convertible note into common stock	$-	$-	$1,400
Purchase of property and equipment accrued in trade payables	$-	$732	$745

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Alvarion Ltd. together with its worldwide subsidiaries ("the Company") is a provider of wireless broadband systems. The Company mainly focuses on solutions based on the WiMAX standard for primary wireless broadband access (high-speed wireless "last mile" connection to the internet for homes and businesses) in both developed and emerging regions. The Company supplies top tier carriers, ISPs and private network operators with solutions based on the WiMAX standard as well as other wireless broadband solutions.

As for geographic markets and major customers, see Note 12.

b.
Alvarion Ltd. has wholly-owned active subsidiaries in the United States, France, Romania, Brazil, Hong-Kong, Singapore, Japan, Mexico, Poland, Israel, Uruguay, Spain, UK, Singapore, South-Africa and Philippines primarily engaged in marketing, pre-sales, sales and developing activities.

c.	Discontinued operations of the Cellular Mobile Unit ("CMU"):

On November 21, 2006, the Company signed an agreement to sell substantially all of the assets and certain liabilities related to its CMU, representing the majority of former interWAVE Communications International Ltd ("interWAVE") business, to LGC Wireless Inc ("LGC"), a privately held U.S. company, pursuant to the terms of which LGC issued to Alvarion Promissory Notes ("the Promissory Notes") in the amount of $ 7,920 and a Convertible Note ("the Convertible Note", and together with the Promissory Note, "the Notes") in the amount of $ 6,930. The CMU was a separate reporting unit of the Company which focused on development and production of compact cellular GSM and CDMA networks.

The Promissory Notes bear simple interest at the rate of 8% per annum, payable annually. 50% of the principal amounts and any accrued but unpaid interest thereon was due and payable on December 31, 2007 and the remaining principal and any and all accrued but unpaid interest is due and payable on December 31, 2008. The Promissory Notes are secured by the assets that were sold in the transaction.

The parties have the right to convert the outstanding principal on the Convertible Note, at any date beginning six months following the closing and ending on the date of maturity, into LGC's Common shares; the outstanding principal on the Convertible Note would automatically convert into LGC's common shares upon an LGC initial public offering or a change of control in LGC.

At closing, 10% of the principal amount of the Notes ("the Escrow Amount") is held in an Escrow account ("the Escrow Account"). The Escrow Account shall exist until the termination of the 24-month period following the Closing Date.

For the year ended December 31, 2006, the transaction was treated as a non-monetary transaction and the Notes were recorded at their fair value, which was $ 6,868 which was less than their face value.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The transaction was accounted for as a discontinued operation in accordance with Statement of Financial Accounting Standard No 144, "Accounting for the Impairment or Disposal of Long Lived Assets" (SFAS 144) and EITF No. 03-13 "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations".

The assets and liabilities of the CMU as of December 31, 2006 are presented separately in the Company's balance sheets as assets and liabilities from discontinued operations. The results of the CMU operations are presented as discontinued operations for all periods presented. The cash flow of the CMU was also disclosed separately in the statement of cash flows for all periods presented. No additional cash flows are expected.

Assets and liabilities of the discontinued segment:

	December 31,
	2006	2007
Assets relating to discontinued segment:
Trade and other receivables	$61	$-
Inventories	3,860	-

	$3,921	$-

Liabilities relating to discontinued segment:
Trade payables	$58	$-
Other payables and accrued liabilities	7,297	-

	$7,355	$-

In September, 2007 the Company converted the convertible notes to LGC common shares. On November 30, 2007, ADC Telecommunication Inc. ("ADC"), a U.S. publicly traded company, completed its acquisition of LGC. As of December 31, 2007, the Company received approximately $7.3 million in respect of the common shares of LGC while an additional $1 million has been secured for 12 months in escrow. Following the acquisition, the promissory note became due. As a result of these transactions, the Company recorded approximately $8.3 million as "other income".

Results of operations of the discontinued segment:

	Year ended December 31,
	2005	2006	2007

Revenues (*)	$18,788	$24,840	$9,675
Operating expenses (*)	35,832	32,491	4,262
Impairment of goodwill (Note 2k)	-	23,378	-
Loss from disposal of discontinued operation	-	5,138	-

Net results	$(17,044)	$(36,167)	$5,413

(*)	In 2007, the Company collected amounts in reference to the former sale of CMU equipment and services which occurred before the sale of the CMU.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars ("dollars"):

A majority of the Company's revenues is generated in dollars. In addition, most of the Company's costs are denominated and determined in dollars and in Israel shekels. The Company's management believes that the dollar is the currency in the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

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

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months and up to one year were included in short-term bank deposits. As of December 31, 2006, most of the bank deposits were in U.S. dollars and bore interest at a weighted average interest rate of 5.45%. The deposits are presented at their cost, including accrued interest. As of December 31, 2007, the Company did not have short term bank deposits.

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

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable debt securities are classified as held-to-maturity since the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost.

In the years ended December 31, 2006 and 2007, all securities covered by SFAS No. 115 were designated by the Company's management as held-to-maturity.

The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in the statements of operations as financial income or expenses, as appropriate. Realized gains and losses on sales of investments, as determined on a specific identification basis, if any, are included in the statements of operations.

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

During 2005, 2006 and 2007, the Company recorded inventories write-offs for inventory no longer required and provision for inventory purchase commitments in a total amount of $ 7,338, $ 9,472 and $ 4,762, respectively.

The purchase commitment liability is related to on-order inventory that is in excess of the Company's future demand forecasts, and amounted to approximately $ 2,587 and $ 926 as of December 31, 2006 and 2007, respectively.

In 2005, 2006 and 2007, approximately $ 4,218, $ 3,594 and $ 2,923, respectively, of inventory previously written-off was used as product components in the Company's ordinary production course and were sold as finished goods to end users. The sales of these related manufactured products were reflected in the Company's revenues without an additional charge to the cost of sales in the period in which the inventory was utilized.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Long-term receivables:

The long-term promissory notes received in consideration with the CMU net assets sale carry extended payment terms. Accordingly, during 2006 the promissory notes were recorded at estimated present values that were determined based on appropriate interest rates and were reported at their net amount, which was less than their face value.

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

The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2005, 2006 and 2007, no impairment losses were identified.

k.	Goodwill and other intangible assets:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an annual impairment test. The Company performs an annual impairment test during the third quarter of each fiscal year, or more frequently if impairment indicators are present. As of December 31, 2007 the Company operates in one operating segment, and this segment comprises its only reporting unit. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which range from 3.75 to 7.75 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the second quarter of 2006, the Company identified circumstances that required the reassessment of the recoverability of the various assets associated with its CMU unit, as required in SFAS 142. Management conducted an impairment analysis of goodwill and other intangibles. Based on a fair valuation, an impairment charge of goodwill in the amount of $ 23,378 was recorded. In addition, as a result of the CMU sale (refer to Note 1c), the Company wrote off additional amount of $ 4,766 related to the CMU goodwill.

As of the year ended December 31, 2007, no impairment losses were identified.

l.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. On January 1, 2007, the Company adopted FIN 48. The initial application of FIN 48 to the Company's tax positions had no effect on the Company's Shareholders' Equity.

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

Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the years ended December 31, 2006 and as of December 31, 2007, include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, in accordance with the modified prospective transition method.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company's stock option plans for the year ended December 31, 2005. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options' vesting periods.

Year ended
December 31,
2005
Net loss as reported	$(12,618)
Add: stock-based compensation expenses included in the reported net loss	563
Deduct: Total stock-based compensation expenses determined under fair value based method for all awards	*) (15,749)

Pro forma net loss	$(27,804)

Loss per share
Basic net loss per share- as reported	$(0.22)
Basic net loss per share - pro forma	$(0.47)
Diluted net loss per share- as reported	$(0.20)
Diluted net loss per share - pro forma	$(0.44)

*)	On December 28, 2005, the Company accelerated the vesting of 1,834,452 options with a fair value amounting $ 5,224, see also Note 10d.

The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions:

Year ended
December 31,
2005
Dividend yield	0%
Expected volatility	55%
Risk-free interest rate	4.4%
Expected life (years)	3

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted under SFAS No. 123(R) using the Black-Scholes option-pricing model that uses the assumption noted in the following table.

Expected volatility is based on historical volatility that is representative of future volatility over the expected term of the options. The expected term of options granted represent the period of time that options granted are expected to be outstanding and was determined based on the simplified method in accordance with SAB 107. The risk free interest rate is based on the yield of U.S. treasury bonds with equivalent terms. The dividend yield is based on the Company's historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

The Company recognizes compensation expense based on awards ultimately expected to vest, net of estimated forfeitures at the time of grant. Estimated forfeitures are based on historical pre-vesting forfeitures. SFAS 123(R) requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

	Year ended December 31,
	2006	2007
Volatility	54%	51.8%
Risk-free interest rate	4.9%	4.3%
Dividend yield	0%	0%
Forfeiture rate	12%	12%
Expected life	4 years	4 years

The Company's aggregate compensation cost for the years ended December 31, 2006 and 2007 totaled $ 6,898 ($ 6,450 related to continued operations) and $ 7,424, respectively.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2006 and 2007, was comprised as follows:

	Year ended December 31,
	2006	2007
Cost of goods sold	$486	$583
Research and development	1,408	1,848
Sales and marketing	1,418	1,696
General and administrative	3,138	3,297

Equity-based compensation expense related to continuing operations	$6,450	$7,424
Equity-based compensation expense related to discontinued operations	$448	$-

Total equity-based compensation expense	$6,898	$7,424

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the year ended December 31, 2006, basic and diluted net equity-based compensation expense per share of common stock was $0.11.

n.	Revenue recognition:

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

Changes in the Company's warranty allowance during the period are as follows:

	Year ended December 31,
	2005	2006	2007
Balance at the beginning of the year	$6,173	$5,330	$4,106
Warranties issued during the year	3,900	4,734	5,548
Settlements made during the year	(4,743)	(5,958)	(5,359)

	$5,330	$4,106	$4,295

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Research and development:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

q.	Grants and participations:

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

Severance pay expenses for the years ended December 31, 2005, 2006 and 2007, were $2,886, $3,162 and $4,647, respectively.

s.	Advertising expenses:

Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007, were $680, $1,188 and $1,427, respectively.

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earning (loss) per share due to their anti-dilutive effect was 5,130,689, 11,244,000 and 6,293,918 for the years ended December 31, 2005, 2006 and 2007, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable debt securities, trade receivables and long-term note.

The majority of the Company's cash and cash equivalents and short-term bank deposits are invested in U.S. dollar deposits with major U.S., European and Israeli banks. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

The Company's marketable securities include investments in debentures of U.S. corporations and U.S. government agencies. Management believes that those corporations are financially sound, the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

As a result of the recent turmoil in capital markets the Company tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from current capital markets environment. Such measures included among the others: the Company's investment policy approved by the Investment Committee, limits the amount the Company may invest in any one type of investment or issuer and the grade of the security, thereby reducing credit risk concentrations.

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

Allowance for doubtful accounts amounted to $ 1,236 and $ 567 as of December 31, 2006 and 2007, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense. Doubtful debt expense (income) amounted to $1,134, $186 and $112 in 2005, 2006 and 2007, respectively. Total write offs during 2005, 2006 and 2007 amounted to $ (838), $ (206) and $ (781), respectively.

As for derivative financial instruments, see Note 2w.

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

The fair value of long-term note, and long-term liabilities were estimated by discounting the future cash flows, using the rate currently available for deposits and for the long-term receivables and liabilities of similar terms and maturity. The carrying amount of the Company's long-term receivables, and long-term liabilities approximate their fair value.

The fair value of derivative instruments is estimated by obtaining current quotes from banks.

w.	Derivative instruments:

Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value.

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

Cash flow hedging strategy - To hedge against the risk of overall changes in cash flows resulting from foreign currency trade payables and salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS with currency forwards and options. These option contracts are designated as cash flow hedges, as defined by SFAS No. 133 and Derivative Implementation Group No. G20, "Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge" ("DIG 20") and are all effective.

As of December 31, 2007, the Company recorded accumulated other comprehensive income in the amount of $ 1,264 from its currency forward and option transactions with respect mainly to trade payables and payroll expenses expected to be incurred during 2008. Such amount will be recorded into earnings during 2008.

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

y.	Reclassification:

Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation.

z.	Impact of recently issued Accounting Standards:

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff Position (FSP 157-2) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption of SFAS No. 157 will have material impact on its consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items chosen to be measured using the fair value option. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008. The adoption of SFAS No. 159 will not have an impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The adoption of SFAS 141R might have a material effect if and when the Company enters into a business combination after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" (SFAS 160). SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are not expecting that the adoption of SFAS No. 160 will have significant impact on our consolidated financial statement.

In December, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 ("SAB 110"), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a "simplified" method in developing an estimate of expected term of "plain vanilla" share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the "simplified" method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the "simplified" method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the "simplified" method for "plain vanilla" awards in certain situations. The SEC staff does not expect the "simplified" method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Investment in affiliates:

The Company accounts for its investment in affiliate using the cost method of accounting since the Company does not have the ability to exercise significant influence over operating and financial policies of this company in accordance with the requirements of Accounting Principle Board ("APB") No. 18, "The Equity Method of Accounting for Investments in Common Stock".

The Company's investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with APB No. 18. As of December 31, 2007, based on management's most recent analyses, no impairment losses have been identified.

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of held-to-maturity marketable securities:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
December 31, 2007:

Maturing within one year:
US Government agencies	$6,088	$14	$-	$6,102
Corporate bonds	37,243	34	(2)	37,275

	43,331	48	(2)	43,377
Maturing over one year:
US Government agencies	5,944	118	-	6,062
Corporate bonds	37,512	307	-	37,819

	43,456	425	-	43,881

	$86,787	$473	$(2)	$87,258
December 31, 2006:

Maturing within one year:
US Government agencies	$17,255	$-	$(141)	$17,114
Corporate bonds	29,879	3	(28)	29,854

	47,134	3	(169)	46,968
Maturing over one year:
US Government agencies	13,018	4	(14)	13,008
Corporate bonds	15,607	3	(24)	15,586

	28,625	7	(38)	28,594

	$75,759	$10	$(207)	$75,562

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

As of December 31, 2006 the unrealized losses of the Company's investments in held to maturity marketable securities were mainly caused by interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Based on the immaterial severity of the impairments and the ability and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2006 and 2007.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2006	2007
Government authorities	$3,226	$4,174
Deposits and derivatives	616	1,599
Prepaid expenses	730	1,014
Employees and others	1,034	808
Notes (see also Note 1c)	5,038	8,655

	$10,644	$16,250

NOTE 5:-	INVENTORIES

Raw materials and components	$6,603	$11,930
Work in progress	8,853	12,765
Finished products	15,083	18,051

	$30,539	$42,746

See also Note 2g.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6: - PROPERTY AND EQUIPMENT

	December 31,
	2006	2007
Cost:
Office furniture and equipment	$2,098	$2,183
Computers and manufacturing equipment	32,100	37,117
Motor vehicles	377	328
Leasehold improvements	3,142	4,215
	37,717	43,843
Accumulated depreciation:
Office furniture and equipment	1,044	1,020
Computers and manufacturing equipment	24,339	27,253
Motor vehicles	207	170
Leasehold improvements	1,748	2,322
	27,338	30,765
Depreciated cost	$10,379	$13,078

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 amounted to $ 4,094, $ 4,926 and $ 4,232, respectively.

NOTE 7:- INTANGIBLE ASSETS, NET

	December 31,
	2006	2007
Cost:
Current technology	$17,871	$17,871
Customer relations	500	500

	18,371	18,371
Accumulated amortization:
Current technology	13,734	16,278
Customer relations	500	500

	14,234	16,778
Amortized cost	$4,137	$1,593

Current technology amortization expenses amounted to $2,543 for each of the years ended December 31, 2005, 2006 and 2007.

Customer relations amortization expenses amounted to $133 for each of the years ended December 31, 2005 and 2006.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:- INTANGIBLE ASSETS, NET (Cont.)

Estimated amortization expenses for the years ended:

Amortization
Year ended December 31,	expenses
2008	$1,331
2009	$131
2010	$131

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2006	2007
Employees and payroll accruals	$11,545	$14,916
Service providers and consultants	5,359	5,598
Accrued expenses	971	2,961
Royalties	1,071	1,529
Warranty provision *)	4,106	4,295
Advances from customers	10,759	16,956
Provision for agent commissions	4,496	3,583
Others	2,239	2,419
	$40,546	$52,257

*)	See Note 2o.

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Premises occupied by the Company are leased under various lease agreements. The lease agreements for these premises will expire in 2011.

The Company has leased various motor vehicles under operating lease agreements. These leases expire in fiscal year 2010.

Future minimum rental payments under such leases for the year ending December 31, 2007 are as follows:

	Rental of premises	Lease of motor vehicles
2008	$5,314	$2,286
2009	4,614	1,285
2010	4,310	358
2011	1,047	-
	$15,285	$3,929

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Total rental expenses for the years ended December 31, 2005, 2006 and 2007, were $4,590, $5,129 and $5,408, respectively. Motor vehicle leasing expenses for the years ended December 31, 2005, 2006 and 2007, were $2,170, $2,295 and $2,766, respectively.

b.	Litigation:

On November 21, 2001, a purported Class Action (the "Action") lawsuit was filed against interWAVE, certain of its former officers and directors, and certain of the underwriters for interWAVE's initial public offering ("IPO"). On April 19, 2002, plaintiffs filed an amended complaint. The amended complaint alleges that the prospectus from interWAVE's IPO failed to disclose certain alleged improper actions by various underwriters for the offering, in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. Similar complaints have been filed concerning more than 300 other IPOs; all of these cases have been coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 8, 2002, the Court entered an Order of Dismissal as to all of the individual defendants in the IPO litigation, without prejudice. In 2004, a stipulation of Settlement (the "Settlement") was submitted to the Court and in 2005, the Court granted preliminary approval. Under the Settlement, interWAVE would have been dismissed of all claims in exchange for a contingent payment guarantee by the insurance companies responsible for insuring interWAVE as an issuer. Class certification was a condition of the Settlement. After the Second Circuit Court of Appeals issued a ruling overturning class certification in six test cases for the coordinated proceedings, the Settlement was terminated in June 2007 by stipulation of the parties to the Settlement and order of the Court. Plaintiffs have filed amended master allegations and amended complaints in the six test cases, which the defendants in those cases have moved to dismiss. Plaintiffs have also moved for class certification in the six test cases, which the defendants in those cases have opposed. On March 26, 2008, the Court denied the defendants’ motion to dismiss the amended complaints. It is uncertain whether there will be any revised or future settlement. If no settlement is achieved, the Company believes that it has meritorious defenses and intends to defend the Action vigorously. However, the litigation results cannot be predicted at this point.

On January 19, 2007 and February 2, 2007, purported securities class action lawsuits were filed in the United States District Court for the Northern District of California, and on February 13, 2007 and March 9, 2007, purported securities class action lawsuits were filed in the United States District Court for the Southern District of New York (one of which was subsequently dismissed voluntarily by the plaintiff). The four complaints were substantially identical. Each complaint named as defendants the Company and certain of its current and former officers and directors. Each complaint generally alleged violations of certain U.S. federal securities laws and sought unspecified damages on behalf of a class of purchasers of Alvarion common stock between November 3, 2004 and May 12, 2006. The plaintiffs allege, among other things, that the defendants made false and misleading statements concerning Alvarion's business prospects, purportedly violating Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder.  On May 4, 2007, the two New York lawsuits were transferred to California. On April 9, 2007, three separate groups of plaintiffs filed motions with the California court, requesting appointment as lead plaintiff. On September 20, 2007, the Second Court consolidated the lawsuits into one matter, and on October 30, 2007, the Second Court appointed two lead plaintiffs to represent the alleged class. On January 23, 2008, the parties filed a stipulated request for dismissal of the lawsuit, which the Second Circuit approved on January 24, 2008.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The court-approved dismissal terminated this consolidated securities class action lawsuit. Pursuant to the dismissal stipulation, each side will bear its own costs

c.	As of December 31, 2007, the Company obtained bank guarantees in the total amount of approximately $4,756, in favor of vendors, customers, lessors and Government authorities.

d.	Royalties:

The Company participated in programs sponsored by the Office of the Chief Scientist ("OCS") of the Israeli Government for the support of research and development activities. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from certain research and development projects, up to 100% of the amount granted by the OCS. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required.

During 2007, the Company paid or accrued royalties to the OCS in the amount of $ 434 that were recorded in the cost of revenues. As of December 31, 2007, the aggregate contingent liability to the OCS amounted to $5,266.

NOTE 10:- SHARE CAPITAL

a.	The Company's shares are listed for trading on the NASDAQ National Market and on the Tel-Aviv Stock Exchange.

b.	Shareholders' rights:

The Ordinary shares confer upon the holders rights to receive notice to participate and vote in general meetings of the Company, to receive dividends, if and when declared and to receive, upon liquidation, a pro rata share of any remaining assets.

c.	Treasury stocks:

Through December 31, 2002, the Company resolved to implement a share buy-back plan under which the total amount to be paid for the repurchased shares will not exceed $9,000.

As of December 31, 2007, the Company purchased 3,796,773 shares at a weighted average price per share of approximately $2.07 per share. No purchases occurred during 2007.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:- SHARE CAPITAL (Cont.)

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

The Company has six stock option plans under which 29,003,550 Ordinary shares were reserved for issuance. As of December 31, 2007, 2,807,482 Ordinary shares of the Company are still available for future grants under the various option plans.

In 2006, the Board of Directors, based on the recommendation of the Compensation Nominating and Corporate Governance Committee, adopted the 2006 Plan. Under the 2006 Plan, the Company may grant restricted share units, restricted shares, options and other equity awards to employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. Pursuant to the 2006 plan, 1,500,000 Ordinary shares were initially reserved for issuance upon the exercise of awards granted under the 2006 Plan. The number of Ordinary shares available for issuance under the 2006 Plan shall be reset annually on April 1 of each year to equal 4% of the total outstanding shares as of such reset date. As of December 31, 2007, options to purchase 3,494,189 of the Ordinary shares were outstanding under the 2006 Plan.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:- SHARE CAPITAL (Cont.)

A summary of option activity under the Company's stock option plans as of December 31, 2007 and changes during year than ended are as follows:

	Year ended December 31,
	2007			2006			2005
	Amount of options	Weighted average exercise price	Aggregate intrinsic value	Amount of options	Weighted average exercise price	Aggregate intrinsic value	Amount of options	Weighted average exercise price	Aggregate intrinsic value
Options outstanding at beginning of year	10,420,697	$8.27		12,099,033	$7.69		12,756,127	$7.55
Changes during the year:
Granted	2,772,930	$9.07		1,748,767	$7.02		1,641,732	$9.46
Exercised	(1,420,046)	$2.88	$10,923	(2,228,219)	$2.25	$13,827	(1,447,763)	$2.44	$10,481
Forfeited or cancelled	(1,158,299)	$12.44		(1,198,884)	$11.80		(851,063)	$17.86

Options outstanding at end of year	10,615,282	$8.74	$21,809	10,420,697	$8.27	$15,941	12,099,033	$7.69	$36,862

Options exercisable at end of year	5,743,690	$8.56	$15,294	6,174,178	$7.53	$13,902	7,945,085	$6.46	$32,836

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:- SHARE CAPITAL (Cont.)

The weighted-average grant-date fair value of options granted during the year ended December 31, 2007 was $4.55. The weighted-average fair value of the options vested during the year ended December 31, 2007 was $11.33. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company's shares.

As of December 31, 2007, there was $17,351 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 2.91 years.

The options outstanding as of December 31, 2007, have been separated into ranges of exercise prices, as follows:

Exercise price (range)	Options outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2007	Remaining contractual life (years for exercisable options	Weighted average exercise price
$ 0.0026	259,220	4.43	$0.0026	27,583	0.89	$0.0024
$ 1.058-1.27	93,545	2.17	$1.26	93,545	2.17	$1.26
$ 1.90-2.74	1,605,793	4.63	$2.13	1,583,293	4.62	$2.13
$ 4.60-6.63	895,072	4.68	$5.76	604,548	4.71	$5.80
$ 7.02-10.30	3,751,233	6.07	$8.67	531,293	6.81	$8.85
$ 10.66-15.40	3,998,656	6.15	$12.67	2,891,665	6.01	$12.64
$ 16.26-16.94	1,441	3.76	$16.81	1,441	3.76	$16.81
$ 24.18-35.04	8,746	2.66	$34.55	8,746	2.66	$34.55
$ 50.37-528.87	1,576	1.10	$374.84	1,576	1.10	$374.84
	10,615,282			5,743,690

As of December 28, 2005, the vesting of 1,834,452 unvested out-of-the-money options with an exercise price higher than $10 per share related to the vesting period from January 1, 2006 through January 1, 2007 had been accelerated. The options were accelerated to reduce the expense impact in 2006 and beyond under SFAS 123(R). Because at that time, the Company has accounted for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) No. 25, and since these options were priced above current market value, the acceleration of vesting of these options did not require accounting recognition in the Company's financial statements. However, the impact of the vesting acceleration on pro forma stock based compensation required to be disclosed in the financial statement footnotes under the provisions of SFAS No. 123, was an increase in compensation cost by $5,224 (see Note 2m).

e	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company's Board of Directors has determined that tax exempt income if any, will not be distributed as dividends.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:- TAXES ON INCOME

Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate of 29%. However, as detailed below, income derived in Israel attributable to certain "Approved Enterprises" may enjoy certain tax benefits for a specific definitive period. The allocation of income derived from "Approved Enterprises" is dependent upon compliance with certain requirements of the Investment Law.

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

Alvarion Ltd. has been granted status as an "Approved Enterprise" under the Law for the Encouragement of Capital Investments, 1959 ("the investment law"). According to the provisions of the law, Alvarion Ltd. has elected the "alternative benefits" track provisions of the investment law, pursuant to which Alvarion has waived its right to grants and instead receives a tax benefit on undistributed income derived from the "Approved Enterprise" program. The entitlement to tax benefits depends upon compliance with the investment law regulations. In 1997, Alvarion Ltd's production facility in Nazareth was granted status as an "Approved Enterprise". Accordingly, Alvarion Ltd's income from that "Approved Enterprise" will be tax-exempt for a period of 10 years. The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

During 2000, Alvarion Ltd's expansion request for its third "Approved Enterprise" regarding its production facilities in Migdal Haemek was approved. The income derived from this "Approved Enterprise" will be tax-exempt for 10 years period commencing in first year Alvarion Ltd. earns taxable income.

The duration of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The period of benefits for the plans has not yet commenced, and will expire in 2009 and 2012, respectively.

In connection with its merger with Floware in 2001, Alvarion Ltd. assumed the following Floware Ltd. "Approved Enterprise" agreement:

Floware Ltd. was granted "Approved Enterprise" status for its 1997 plan regarding the production facility in Or-Yehuda. After the merger, the operations were relocated to Alvarion's facilities in Tel-Aviv. The income derived from this "Approved Enterprise" will be tax-exempt for a period of two years and will enjoy a reduced tax rate thereafter of 10% - 25% for an additional period of five to eight years (depending on the percentage of foreign investment in the Company). The period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

The period of benefits for this plan has not yet commenced, and will expire in 2011.

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

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:- TAXES ON INCOME (Cont.)

If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 10%-25% for an "Approved Enterprise". As of December 31, 2007, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

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

Under the Amendment, in 2005 and 2007, Alvarion Ltd. submitted an expansion requests for additional "Approved Enterprise" approval regarding its production facilities. A portion of the income derived from this "Approved Enterprise" will be tax-exempt for a period of 10 years and the rest will be taxed at a reduced rate of 10% to 25% (depending on the percentage of foreign investment in the Company). The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

Alvarion Ltd. has had no taxable income since inception and does not have any profit under Approved Enterprise.

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

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:- TAXES ON INCOME (Cont.)

c.	Income (loss) from continuing operations:

	Year ended December 31,
	2005	2006	2007
Domestic	$(6,632)	$4,693	$(1,192)
Foreign	11,058	(9,277)	8,320
	$4,426	$(4,584)	$7,128

The loss and income from discontinued operations for the years ended 2005, 2006 and 2007 substantially attributable to foreign sources.

d.	Carryforward losses:

As of December 31, 2007, Alvarion Ltd. had an available tax loss carryforward amounting to approximately $140,000, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

As of December 31, 2007, the state and the federal tax losses carryforward of the U.S. subsidiaries amounted to approximately $29,000 and $38,000, respectively. Such losses are available to be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in 2017 and 2027, respectively.

The state and federal loss carryforwards per the income tax returns filed included uncertain tax positions taken in prior years.  Due to application of FIN 48, they are larger than the net operating loss deferred tax asset recognized for financial statement purposes.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

e.	Reduction in corporate tax rate:

On July 25, 2005 the Israeli parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) - 2005 (hereinafter - "the Income Tax Amendment").

Inter alia, the Income Tax Amendment provides for a gradual reduction in the statutory corporate tax rate in the following manner: in 2007 the tax rate was 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:- TAXES ON INCOME (Cont.)

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

.	December 31,
	2006	2007
Tax assets in respect of:
Allowance for doubtful accounts	$308	$151
Accrued severance pay and accrued vacation pay	1,136	1,162
Other deductions for tax purposes	12,585	9,723
Net loss carryforward	59,525	51,015

Total deferred tax assets before valuation allowance	73,554	62,051
Valuation allowance	(73,554)	(62,051)
Net deferred tax assets	$-	$-

The main reconciling item between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits resulted from the Company’s accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits.

g.
The Company adopted the provisions of FIN 48 on January 1, 2007. Prior to 2007 the Company used the provisions of SFAS 5 to determine tax contingencies. As of January 1, 2007 there was no difference between the provision under FIN 48 therefore there was no effect on the Company's shareholders equity upon the Company's adoption of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1, 2007	$1,598

Increase in tax position for current year	431

Gross unrecognized tax benefits as of December 31, 2007	$2,029

The Company recognizes interest and penalties related to unrecognized tax benefits in financial expenses and general and administrative expenses, respectively. During the year ended December 31, 2007, the Company recorded $285 for interest and penalties expenses related to uncertain tax positions. The liability for unrecognized tax benefits included accrued interest and penalties of $492 and $207 at December 31, 2007 and January 1, 2007, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:- TAXES ON INCOME (Cont.)

The Company and its subsidiaries file income tax returns in Israel, USA and other foreign jurisdictions. With respect to Alvarion Ltd., the Israeli Tax Authorities had never examined the Company’s tax returns, nevertheless the tax returns until 2002 tax year (including 2002 tax returns) are deemed to be approved. The last examination conducted and finalized by U.S. tax authorities was in respect to the Company's U.S. federal income tax return for 2004. With respect to other Company’s subsidiaries, the Company has not had a tax audit on their behalf.

NOTE 12:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

a.
Following the disposal of the CMU activity, the Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business and Note 1d) and follows the requirements of Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

b.	Information on sales by geographic distribution.

The following, presents total revenues for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005	2006	2007
	Total revenues	Total revenues	Total revenues
Israel	$1,271	$863	$861
United States (including Canada)	29,564	25,047	32,767
Europe (without Russia, Romania, Italy and Spain)	40,341	39,903	57,985
Russia	11,278	9,517	10,277
Romania	6,628	13,438	10,114
Italy	6,565	10,771	13,269
Spain	10,678	14,563	13,767
Latin America (without Mexico)	18,156	22,834	42,325
Mexico	14,790	8,023	8,657
Africa	25,924	22,904	26,609
Asia	11,732	13,731	19,942
	$176,927	$181,594	$236,573

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development:

	Year ended December 31,
	2005	2006	2007
Research and development costs	$32,772	$42,042	$54,967
Less - grants	3,062	3,235	3,578
	$29,710	$38,807	$51,389

b.	Financial income, net:

	Year ended December 31,
	2005	2006	2007
Financial income:
Interest and others	$3,161	$4,026	$6,019
Foreign currency transaction differences	(42)	309	909
	3,119	4,335	6,928
Financial expenses:
Interest and bank expenses	(568)	(539)	(475)
	$2,551	$3,796	$6,453

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2005	2006	2007
Numerator:
Numerator for basic and diluted net earnings (loss) per share- income (loss) from continuing operations available to shareholders of Ordinary shares	$4,426	$(4,584)	$7,128
Numerator for basic and diluted net income (loss) per share- (loss) income from discontinued operations available to shareholders of Ordinary shares	(17,044)	(36,167)	5,413
Numerator for basic and diluted net earnings (loss) per share- net income (loss) available to shareholders of Ordinary shares	$(12,618)	$(40,751)	$12,541
Denominator:
Denominator for basic net earnings (loss) per share- weighted average number of Ordinary shares	58,687,658	60,841,424	62,344,993
Effect of dilutive securities:
Employee stock options	*) 4,873,341	*) -	*) 2,280,890
Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares	63,560,999	60,841,424	64,625,883

*)	Antidilutive.