Form 20-F
period 2008-12-31
ALVARION LTD
filed 2009-06-18
CIK 1108332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________

Commission file number 000-30628

Alvarion Ltd.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

21A HaBarzel Street, Tel Aviv 69710, Israel
(Address of principal executive offices)

Tzvika Friedman Chief Executive Officer and President Alvarion Ltd. 21A HaBarzel Street, Tel Aviv 69710, Israel Tel: +972-3-645-6262 Fax: +972-3-645-6222

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of December 31, 2008, there were 61,929,895 Ordinary Shares, NIS 0.01 par value per share, outstanding.

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

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes     ☒ No

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

☐ Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

INTRODUCTION

        Alvarion Ltd. (the “Company,” “we,” “our” or “us”) concentrates resources on a single line of business – wireless broadband. We supply top-tier carriers, Internet Service Providers (“ISPs”) and private network operators with solutions based on the Worldwide Interoperability for Microwave Access (“WiMAX”) standard as well as other wireless broadband solutions. We are a leading provider of WiMAX and non-WiMAX wireless broadband systems, having launched 250 commercial WiMAX deployments worldwide. Our solutions are designed to cover the full range of frequency bands with fixed, portable and mobile applications, to enable the delivery of personal broadband services, business and residential broadband access, corporate virtual private network (“VPN”), toll quality telephony, mobile base station feeding, hotspot coverage extension, and services for various vertical markets such as municipalities, public safety, mining, oil and gas, utilities, video surveillance and border control. Currently, our business is mainly focused on solutions, based on the WiMAX standard, that are used for primary wireless broadband access. In addition, we continue to sell our non-WiMAX products. Most of our solutions provide high-speed wireless “last mile” connection to the Internet for homes and businesses in both developed and emerging markets. When we refer in this annual report to “emerging markets”, we mean markets in newly industrialized countries whose economies have not yet reached first world status but have, in a macroeconomic sense, outpaced their developing counterparts.

        Our strategy is to maintain our leadership in both non-standard broadband wireless access (“BWA”) and current WiMAX markets, and leverage our accumulated technology, together with our brand strength, broad customer base and innovative technology, in order to be a leader in the WiMAX-based personal broadband market and further expand into vertical markets.

        We were incorporated in September 1992 under the laws of the State of Israel. Since our inception, we have devoted substantially all of our resources to the design, development, manufacturing and marketing of wireless products. On August 1, 2001, Floware Wireless Systems Ltd., a company incorporated under the laws of the State of Israel (“Floware”), merged with and into us. As a result of the merger, we continued as the surviving company, and Floware’s separate existence ceased. Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. On April 1, 2003, we acquired most of the assets and assumed the related liabilities of InnoWave Wireless Systems Ltd. (“InnoWave”). In December 2004, we completed the amalgamation of interWAVE Communications International Ltd. (“interWAVE”), and most of the interWAVE operations became our Cellular Mobile business unit (“CMU”). In November 2006, we sold our CMU to LGC Wireless, Inc. (“LGC”), a privately-held supplier of wireless networking solutions in exchange for promissory notes and convertible notes of LGC. In September 2007, LGC converted our convertible notes into LGC shares and consequently we became a shareholder of LGC. In November 2007, ADC Telecommunication Inc. (“ADC”) acquired all of LGC shares in a cash transaction. For more information, see “Item 5–Operating and Financial Review and Prospects–Operating Results”.

        This annual report contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all or any of the risks discussed in “Item 3–Key Information–Risk Factors” and elsewhere in this annual report.

        In some cases, you can identify forward-looking statements by terms such as “may”, “might”, “will”, “should”, “could”, “would”, “expect”, “believe”, “intend”, “plan”, “anticipate”, “project”, “estimate”, “predict”, “potential” or the negative of these terms, and similar expressions intended to identify forward-looking statements.

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

        As used in this annual report, the terms “we”, “us”, “our”, “our Company”, and “Alvarion” mean Alvarion Ltd. and its subsidiaries, unless otherwise indicated. ALVARION, ALVARION & Design, BreezeCOM, BreezeMAX, BreezeACCESS, BreezeNET, BreezeLITE, WALKair, WALKnet, 4Motion, INTERWAVE, and INTERWAVE & Design, are trademarks or registered trademarks of Alvarion in some jurisdictions.  All other trademarks and trade names appearing in this annual report are owned by their respective holders.

B.	COMPENSATION	72

C.	BOARD PRACTICES	73

D.	EMPLOYEES	80

E.	SHARE OWNERSHIP	81

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	85

A.	MAJOR SHAREHOLDERS	85

B.	RELATED PARTY TRANSACTIONS	85

C.	INTERESTS OF EXPERTS AND COUNSEL	85

ITEM 8.	FINANCIAL INFORMATION	86

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	86

B.	SIGNIFICANT CHANGES	87

ITEM 9.	THE OFFER AND LISTING	88

A.	OFFER AND LISTING DETAILS	88

B.	PLAN OF DISTRIBUTION	89

C.	MARKETS	89

D.	SELLING SHAREHOLDERS	89

E.	DILUTION	89

F.	EXPENSES OF THE ISSUE	89

ITEM 10.	ADDITIONAL INFORMATION	90

A.	SHARE CAPITAL	90

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	90

C.	MATERIAL CONTRACTS	92

D.	EXCHANGE CONTROLS	92

E.	TAXATION	93

F.	DIVIDENDS AND PAYING AGENTS	103

G.	STATEMENT BY EXPERTS	103

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2004 to 2008. The selected consolidated statement of operations data for the years 2006, 2007, and 2008, and the selected consolidated balance sheet data at December 31, 2007 and 2008, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statement of income data for the years 2004 and 2005, and the selected consolidated balance sheet data at December 31, 2004, 2005 and 2006, has been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. This selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. The consolidated financial data for the year ended December 31, 2004 include the results of operations of the former interWAVE Communications International business, referred to as the Cellular Mobile Unit (or CMU), from December 9, 2004. Following the sale of the net assets of the CMU on November 21, 2006, the results of the CMU activities for the years ended December 31, 2004, 2005, 2006 and 2007 were reclassified to one line item in the statement of operations as “Income (loss) from discontinued operations” below the results from continuing operations. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). You should read the selected consolidated financial data together with the section of this annual report entitled, “Item 5–Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report.

	Year Ended December 31,
	2004	2005	2006(*)	2007(*)	2008(*)
	(in thousands except per share data)

Statement of Operations Data:
Sales	$200,051	$176,927	$181,594	$236,573	$281,281
Cost of sales	101,169	85,817	80,410	114,099	144,326
Write-off of excess inventory and provision
for inventory purchase commitments	11,412	7,338	9,472	4,762	3,457

Gross profit	87,470	83,772	91,712	117,712	133,498

Operating costs and expenses:
Research and development, gross	31,231	32,772	42,042	54,967	69,952
Less grants and participations	3,897	3,062	3,235	3,578	10,273

Research and development, net	27,334	29,710	38,807	51,389	59,679
Selling and marketing	38,748	39,900	44,929	55,943	60,521
General and administrative	9,385	9,602	13,680	15,426	18,813

Amortization of intangible assets	2,676	2,685	2,676	2,544	1,327
Restructuring and other related expenses	-	-	-	-	2,914

Total operating costs and expenses	78,143	81,897	100,092	125,302	143,254

Operating profit (loss)	9,327	1,875	(8,380)	(7,590)	(9,756)
Other income	-	-	-	8,265	-
Financial income, net	3,821	2,551	3,796	6,453	4,297

Income (loss) from continuing operations	13,148	4,426	(4,584)	7,128	(5,459)
Income (loss) from discontinued operations,
net	(12,297)	(17,044)	(36,167)	5,413	-

Net income (loss)	$851	$(12,618)	$(40,751)	$12,541	$(5,459)

Net earnings (loss) per share:
Basic:
Continuing operations	$0.23	$0.08	$(0.08)	$0.11	$(0.09)
Discontinued operations	(0.21)	(0.30)	(0.59)	0.09	-

Total	$0.02	$(0.22)	$(0.67)	$0.20	$(0.09)

Weighted average number of shares used in
computing basic net earnings (loss) per
share	56,549	58,688	60,841	62,345	62,925

Diluted:
Continuing operations	$0.20	$0.07	$(0.08)	$0.11	$(0.09)
Discontinued operations	(0.19)	(0.27)	(0.59)	0.08	-

Total	$0.01	$(0.20)	$(0.67)	$0.19	$(0.09)

Weighted average number of shares used in
computing diluted net earnings (loss) per
share	63,754	63,561	60,841	64,626	62,925

(*) Includes charges for stock-based compensation of approximately $6.9 million, $7.4 million and $7.6 million as a result of the adoption of Statement of Financial Accounting Standards (“SFAS”) 123(R), “Share-Based Payment” (“SFAS 123(R)”) for the years ended December 31, 2006, 2007 and 2008, respectively.

	As of December 31,
	2004	2005	2006	2007	2008

Working capital	$53,341	$101,713	$97,169	$113,118	$115,817
Total assets	$328,535	$318,002	$280,063	$313,143	$350,120
Shareholders' equity	$232,812	$224,333	$195,301	$220,553	$215,906
Capital Stock	$388,418	$391,957	$403,708	$415,213	$423,472

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business and Our Industry

We have incurred losses in the past and we may continue to incur losses in the future.

        In 2008, our operating loss and net loss was approximately $(9.8) million and $(5.5) million, respectively. In 2007, our operating loss from continuing operations and net income was approximately $(7.6) million and $12.5 million, respectively, mainly due to the global slowdown and the credit crunch in the global capital markets as well as a decrease in our gross margin as competition increased. In 2006, our operating loss from continuing operations and net loss was approximately $(8.4) million and $(40.8) million, respectively. We may continue to incur operating losses and net losses in the future. Continuing losses could have a material adverse effect on our business, financial condition and results of operations, and on the value and market price of our ordinary shares.

Continuing deterioration of global economic conditions could have a material adverse effect on our business, operating results and financial condition.

        The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If these economies weaken further, our customers may reduce or postpone their technology spending significantly. This could result in reductions in sales, longer sales cycles, slower market acceptance of our products and increased price competition. Furthermore, periods of economic slowdown or recession adversely affect the financial health of our subcontractors, partners (for example Nortel Networks), distributors and resellers. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets fail to improve or continue to deteriorate, our business, operating results and financial condition and the values and liquidity of our investments may be materially adversely affected.

Adverse conditions in the telecommunications industry and in the telecommunications equipment market may decrease demand for our products and may harm our business, financial condition and results of operations.

        Our systems are used by telecom carriers and service providers. Some carriers and service providers using wireless broadband are emerging companies with unproven business models. Adverse market conditions in the last couple of years have caused our customers and potential customers to be conservative in their spending, and this is likely to continue in the future. In addition, some of these emerging companies may cease operations due to the global economic slowdown. Consequently, the markets in which we operate may not grow as we expect, or at all and our overall expansion plan may be affected. While our goal is to increase our sales by expanding the number of carrier customers that we address, there can be no assurance that we will be successful. The number of carriers and service providers who are our potential customers is relatively small and may not grow because of the limited number of licenses granted in each country, and the substantial comparative capital requirements involved in establishing networks. As a result, our revenues may decline and our losses may increase.

        Our systems are also used in vertical market applications (such as surveillance, monitoring and connectivity) by private network operators such as government, municipalities and large enterprises. Vertical markets require new additional sales and marketing channels we may not be able to acquire. Our products are integrated in a complete solution, which provides an answer to specific application requirements. The demand for our systems in such vertical market applications could be less than expected and the alternative technologies may strongly compete against us. As a result, our revenues may decline and our losses may increase.

New markets we attempt to penetrate may not become substantial commercial markets. In addition, if we do not maintain or increase the market share we expect of the wireless broadband equipment market, our business will suffer.

        The personal broadband market and other new markets we attempt to penetrate may not become substantial commercial markets or may not evolve in a manner that will enable our products to achieve market acceptance. Mobile WiMAX technology targets fourth generation (“4G”) services and therefore directly competes with other technologies such as Long Term Evolution (“LTE”) which is currently the major technology competitor of WiMAX for the personal broadband market. WiMAX market acceptance may be hampered by competing technologies or intellectual property rights disputes. In addition, in order to maintain or increase the market share that we expect in the markets in which we operate, we must:

—	continue to innovate and differentiate our technology position in designing, developing and manufacturing broadband wireless access products;

—	develop and cultivate additional sales channels in addition to our direct sales from which we generate our main revenues today, including original equipment manufacturer (“OEM”) agreements, regional local partners or other strategic arrangements with leading manufacturers of access equipment to market our wireless broadband products to prospective customers, such as local exchange carriers, cellular operators, Internet and application service providers, municipalities and local telephone companies;

—	effectively establish and support relationships with customers, including local exchange carriers, Internet and application service providers, public fixed or mobile telephone service providers and private network operators;

—	effectively develop and market our OPEN WiMAX strategy in our broadband mobile solution, together with our current and potential partners;

—	continue to enhance our infrastructure project management and overall turnkey capabilities;

—	continue to enhance our financing and credit capabilities towards our customers; and

—	continue to enhance our maintenance and support services.

        Our efforts in these markets may not succeed.

Intense competition in the markets for our products may have an adverse effect on our sales and profitability.

        Many companies compete with us in the wireless broadband equipment market in which we sell our products. We expect that competition from large vendors, as well as new market vendors, will increase in the future, including with respect to products that we currently offer and products that we intend to introduce in the future. As the market transitions toward standardization, competition becomes increasingly more challenging for us. In addition, some or all of the systems integrators and other strategic partners to which we sell our wireless broadband products could develop the capability to manufacture systems similar to our wireless broadband products. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that may supplant or provide lower cost alternatives to our products or products with better performance.

        We are also facing additional and new competition from large telecommunications equipment vendors, such as Alcatel-Lucent, Cisco Systems (specifically after acquiring Navini Networks), Huawei Technologies, Motorola, NEC Corporation, Nokia Siemens Networks, Samsung and ZTE Corporation and we expect this competition to grow, especially with respect to the mobile WiMAX-based products. Tier One operators may prefer to purchase products from these large vendors. During recent years, there is a trend of consolidation in the telecommunications equipment market. This trend may continue in the future, particularly in light of the global economic slowdown, and result in larger competitors with enhanced resources, financial and otherwise. This may further intensify the competitive nature of the markets in which we operate. Furthermore, this consolidation trend, as demonstrated in the merger of Alcatel and Lucent, Cisco’s acquisition of Navini and the merger of Nokia and Siemens operations, limits and may further reduce the potential variety of our customers and partners.

        In addition, as the market grows, we may face competition from aggressive start-ups in different markets. We also expect to face competition from alternative wireline and wireless technologies including copper wires, fiber-optic cable, digital subscriber lines (“DSL”), cable modems, satellite, Wi-Fi and other broadband access technologies, such as long-term evolution (“LTE”) and high-speed packet access (“HSPA”).

        We expect these competitors to continue to improve their technologies and products, which may cause us to lose some of our customers or prevent us from penetrating into new markets. Some of our existing and potential competitors, including large competitors arising from the continued consolidation in the telecommunications equipment market, have substantially greater resources, including financial, technological, manufacturing and marketing, and distribution capabilities, and enjoy greater market recognition than we do. Increased competition, direct and indirect, has resulted in, and is likely to continue to result in, reductions of average selling prices, shorter product life cycles due to our competitors’ launching innovative products in the market more frequently, reduced gross margins, longer sales cycles and potential loss of market share and, consequently, could adversely affect our sales and profitability.

        We may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly, offer better performance than those of our competitors, or offer our customers payment or other commercial terms as favorable as those offered by our competitors. In addition, we may not be able to offer our products as part of integrated systems or solutions or provide extensive services to the same extent as our competitors. A failure to accomplish one or more of these objectives could materially adversely affect our sales and profitability, harming our financial condition and results of operations.

Existing and potential industry standards may have an adverse affect on our competitiveness and market position, on our relations with our customers and on our revenues and results of operations.

        We have developed and continue to develop our products with an intention to comply with existing standards and anticipated future standards. We expended, and intend to continue to expend, substantial resources in developing products and product features that are designed to conform to such standards. In addition, although we developed our products with an intention to comply with existing standards and anticipated future standards, we may not be able to introduce on a timely basis products that comply with industry standards. Since the WiMAX industry is currently in its early stages, we have received requests to invest significant resources in interoperability testing (“IOT”) with other significant WiMAX manufacturers. The broad demand of manufacturers and operators for IOT, as well as the length of the IOT process and its success may have a significant impact on our relationships with our customers and on our revenues and expenses.

        Certain standards on which we base our products and technology – such as Institute of Electrical and Electronic Engineers (“IEEE”) 802.16d-2004 and IEEE 802.16e-2005 – may not continue to be, or will not be, broadly adopted which could significantly limit our market opportunity and harm our business. In general, IEEE has expressed interest in collaborating with an international consortium to develop open access publishing mode. In addition, our focus on anticipated future standards, may lead to delays in introducing products designed for current standards and may have an adverse affect on our competitiveness, market position, relations with our customers and revenues.

        Our strategy of seeking to anticipate and comply with industry standards is subject to the following additional risks, among others:

—	the standards ultimately adopted by the industry may vary from those anticipated by us, causing our products (which were designed to meet anticipated standards) to fail to comply with established standards;

—	even if our products do comply with established standards, these standards are not mandatory and consumers may prefer to purchase products that do not comply with them or that comply with new or competing standards;

—	product standardization may have the effect of lowering barriers to entry in the markets in which we seek to sell our products, by diminishing product differentiation and causing competition to be based upon criteria such as the relative size and marketing skills of competitors in which we believe we have less of a competitive advantage, rather than on the basis of product differentiation;

—	standardization of product features may increase the number of competitive product offerings;

—	our competitors may attempt to influence the adoption of standards that are not compatible with our products; and

—	standardization may also result in lower average selling prices.

        These risks, among others, may harm our revenues and, consequently, our results of operations.

Customers may refrain from buying our current products in order to wait for products under development, and our business may suffer if these new products, including our IEEE 802.16e-2005 standards- compliant WiMAX-certified products, are not available on our planned timetable.

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

Some of our standards-compliant WiMAX products may not receive the certification that we expect, which may affect our future business.

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

        The markets for our products and the technologies utilized in the industry in which we operate evolve rapidly. We rely on key technologies, including wireless local area network (“LAN”), wireless packet data, orthogonal frequency division multiplexing (“OFDM”), orthogonal frequency division multiple access (“OFDMA”), time division multiplexing, modem and radio technologies and other technologies, which we have been selling for several years, as well as WiMAX, multiple-input multiple-output communications (“MIMO”), Sub Channelization, beam forming, high power base station and other technologies. These technologies may be replaced with alternative technologies or may otherwise not achieve the wide acceptance that we are seeking, particularly in light of the current global economic slowdown. In particular, there is a substantial risk that the wireless broadband technologies underlying our products may not achieve market acceptance for use in access applications. As a result, our results of operations may be adversely affected.

        In addition, market changes could render our products and technologies obsolete or subject them to intense competition by alternative products or technologies or by improvements in existing products or technologies. For example, the wireless broadband equipment market may stop growing as a result of the deployment of alternative technologies that are constantly improving, such as DSL, cable modem, fiber optic, coaxial cable, satellite systems, Wi-Fi technology, third or fourth generation cellular systems, or otherwise HSPA and LTE technologies. New or enhanced products developed by our competitors may be technologically superior to our products, may limit our target markets or may render our products obsolete, and consequently adversely affecting our results of operations.

        The success of our technology depends on the following factors, among others:

—	acceptance of new and innovative technologies;

—	acceptance of standards for wireless broadband products;

—	timely availability and maturity of technology from technology suppliers and chip-vendors, such as Intel, Sequans and Beceem;

—	capacity to handle growing demands for faster transmission of increasing amounts of data and voice;

—	cost-effectiveness and performance compared to other broadband wireless technologies;

—	reliability and security;

—	acceptance of new WiMAX ecosystem;

—	suitability for a sufficient number of geographic regions;

—	the availability of sufficient frequencies and site locations for carriers to deploy and install products at commercially reasonable rates; and

—	safety and environmental concerns regarding wireless broadband transmissions.

We may experience difficulties or delays in the introduction of new or enhanced products, which could result in reduced sales or unexpected expenses.

        The development of new or enhanced products is a complex and uncertain process. We are engaged in the development of very advanced technologies. We have and may continue to experience design, manufacturing, marketing and other difficulties due to delays in our development or delays by third party vendors and these delays could continue to cause difficulties or prevent our development, introduction or marketing of new products or product enhancements and intensified competition. The difficulties could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products or inability to timely introduce to the market the appropriate products, all of which may adversely affect our results of operations.

We engaged and may continue to engage in mergers and acquisitions which could harm our business, results of operations and financial condition, and dilute our shareholders’ equity.

        We have pursued, and subject to market conditions may continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Past and future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing. Past and future acquisitions by us could result, without limitation, in the following, any of which could seriously harm our results of operations or the price of our ordinary shares:

—	issuance of equity securities that would dilute our current shareholders' percentages of ownership;

—	large write-offs;

—	the incurrence of debt and contingent liabilities;

—	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

—	diversion of management's attention from other business concerns;

—	contractual disputes;

—	risks of entering geographic and business markets in which we have no or only limited prior experience;

—	potential loss of key employees of acquired organizations; and

—	potential impact on our cash reserve.

We have experienced in the past, and may experience in the future, quarterly and annual fluctuations in our results of operations which may cause volatility in the market price of our ordinary shares.

        We have experienced, and may continue to experience, significant fluctuations in our quarterly and annual results of operations, in particular, in light of the current crisis in the financial sector and the unfavorable global economic conditions. Any fluctuations may cause our results of operations to decrease below the expectations of securities analysts and investors. This would likely affect the market price of our ordinary shares.

        Our quarterly and annual results of operations may vary significantly in the future for a variety of reasons, many of which are outside of our control, including the following:

—	the uneven pace of spectrum licensing to carriers and service providers;

—	purchasing patterns of our customers, the size and timing of orders and the timing of large scale deployments;

—	the fulfillment of all revenue recognition criteria;

—	customer deferral of orders in anticipation of new products, product features or price reductions;

—	the timing of our product introductions or enhancements or those of our competitors or of providers of complementary products;

—	seasonality, including the relatively low level of general business activity in the first and third quarters of each year;

—	disruption or changes in the quality of our sources of supply;

—	changes in the mix of products sold by us;

—	mergers or acquisitions, by us, our competitors and exiting and potential customers, if any;

—	one-time charges such as asset impairment and restructuring;

—	fluctuations in the exchange rate of the New Israeli Shekel (the "NIS") against the United States dollar;

—	general economic conditions, including the unfavorable global economic conditions; and

—	network approval process dependencies.

        Our customers ordinarily require the delivery of products promptly after their orders are accepted. Historically, our business does not have a significant backlog of accepted orders. Consequently, revenues in any quarter depend primarily on orders received and accepted in that quarter. The deferral of the placing and acceptance of any large order from one quarter to another could materially and adversely affect our results of operations for the former quarter. If revenues from our business in any quarter remain in the same level or decline in comparison to any previous quarter, our results of operations could be harmed.

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

Our products have long and unpredictable sales cycles which could adversely impact our revenues and results of operations.

        The sales cycle for most of our products encompasses significant technical evaluation and testing by each potential purchaser and a commitment of significant cash and other resources. The sales cycle can extend for more than one year from initial contact with a carrier to receipt of a purchase order. This time frame may be extended due to, among other reasons, a carrier’s desire to ensure that the systems work for a long period with increased number of subscribers’ coverage and capacity, a carrier’s need to obtain financing to purchase systems incorporating our products, the regulatory authorization of competition in local services, delays in the licensing of spectrum for these services and other regulatory hurdles.

        As a result of the length of this sales cycle, revenues from our products may fluctuate from quarter to quarter and fail to correspond with associated expenses, which are largely based on anticipated revenues. In addition, the delays inherent in the sales cycle of our products raise additional risks of customers canceling or changing their product plans. Our revenues will be adversely affected if a significant customer, or significant potential customer, reduces delays or cancels orders during the sales cycle of the products or chooses not to deploy networks incorporating our products. Any such fluctuation in revenue or cancellation of orders may have an adverse effect on our business and may affect the market price of our ordinary shares. In addition, the global economic financial recession may have an adverse effect on the length of our sales cycle.

We may fail to deliver “turn-key” solutions to our customers.

        We are experiencing an increasing demand from existing and potential customers to provide a complete operational or “turn key” solution for their deployment needs where we are responsible for overall project management including third-party deliverables. In addition, our OPEN WiMAX strategy is designed to enable multiple telecom vendors to build a best-of-breed telecom access network in an open standard architecture. This strategy enables communication service providers to choose the combination of vendors and partners that best fits their specific requirements in large telecom projects. These solutions require us to integrate subcontractors’ technologies, equipment and services. Relying on these third parties increases our responsibilities towards these customers. If we or any of our subcontractors fail to fully comply with the customers’ requirements, it may adversely affect our results of operations.

Our business is dependent upon the success of distributors who are under no obligation to purchase our products.

        A significant portion of our revenues is derived from sales to independent distributors. These distributors then resell the products to others, who further resell those products to end users. Changes in the distribution and sales channels of our products, a loss of a major distributor or their loss of a major end-user, or our inability to establish effective distribution and sales channels for new products may impact our ability to sell our products and result in a loss of revenues. We are dependent upon the acceptance of our products by the market through our distributors’ efforts in marketing and sales. In some cases, arrangements with our distributors do not prevent them from selling competitive products and some of those arrangements do not contain minimum sales or marketing performance requirements. These distributors may not give a high priority to marketing and supporting our products. Changes in the financial condition, business or marketing strategies of these distributors could have a material adverse effect on our results of operations. Any of these changes could occur suddenly and rapidly.

Our business depends in part on Original Equipment Manufacturers (“OEM”) and systems integrators.

        The success of the sales of our wireless broadband products currently depends in part on relationships with OEMs or other system integrators. A portion of our systems is sold to and through telecommunications systems integrators for integration into their systems, rather than directly to carriers. The sale of our wireless broadband products depends in part on the OEMs’ and systems integrators’ active marketing and sales efforts as well as the quality of their integration efforts and post-sales support. Sales through the OEM and system integrator channels exposes this business to a number of risks, each of which could result in a reduction in the sales of our products.

        Some of these OEMs and system integrators may terminate their relationships with us, be consolidated or face financial problems, as well as promote competing products or emphasize alternative technologies, which may turn them into our competitors rather than our partners, all of which may result in a decline in the purchase of our products. In addition, our efforts to increase sales may suffer from the lack of brand visibility resulting from OEMs’ and systems integrators’ integration of these products into more comprehensive systems. We experience and may continue to experience the materialization of the above risks and the need to develop alternative methods of marketing these products.

If our revenues decrease and our days- sales-outstanding (“DSO”) increase, we may suffer from a cash shortfall.

        We expect that over time our DSOs may increase and will range between 80 to 90 days during 2009, mainly due to our customers requesting better payment terms from us, as well as the global credit crunch in the capital markets. We may experience an additional increase in DSOs due to a decline in revenues in the future, resulting in a cash shortfall. The main reasons for the DSO increase mentioned above are: (i) the change of our customer’s profile (mainly larger entities which demand longer and better payment terms), and (ii) a market trend resulting from intense competition.

We may experience a continuing decrease in our gross margin levels in the future, which may adversely affect our financial results.

        We believe that several market developments have caused, and may continue to cause, a decline in our gross margin. Such developments include the following: (i) increased competition in the regions in which we currently operate; (ii) the mix of our products, such as an increase in the volume of sale of lower-margin Customer Premise Equipment (“CPEs”); (iii) the entry of new, large operators into our markets; (iv) changes in the market demand of some of our existing and potential products; and (v) an increase in the proportion of sales through OEM. We expect this decline in gross margin to continue over time. If our revenues do not increase and our operating expenses remain the same or increase, the decline in gross margin will have a negative impact on our results of operations.

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

        Some of our products are highly complex and are designed to be deployed in complex networks. Although our products are tested during manufacturing and prior to deployment, our customers may discover errors after the products have been fully deployed. If we are unable to fix errors or other problems that may be identified in full deployment, including problems related to the site survey, radio planning and other problems that are not necessarily related to product functionality but to the associated services, we could experience:

—	costs associated with the remediation of any problems;

—	loss of or delay in revenues;

—	loss of customers;

—	failure to achieve market acceptance and loss of market share;

—	diversion of deployment resources;

—	diversion of research and development resources to fix errors in the field;

—	increased service and warranty costs;

—	legal actions or demands for compensation by our customers; and

—	increased insurance costs.

        In addition, our products are often integrated with other network components. There may be incompatibilities between these components and our products that could significantly harm service providers or their subscribers. Product problems in the field could require us to incur costs or divert resources to remedy the problems and subject us to liability for damages caused by the problems or delay in research and development projects because of the diversion of resources. These problems could also harm our reputation and competitive position in the industry.

We could be subject to warranty claims and product recalls, which could be very expensive and harm our financial condition.

        Products like ours sometimes contain undetected errors. These errors can cause delays in product introductions or require design modifications. In addition, we are dependent on unaffiliated suppliers for key components incorporated into our products. Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, from faulty installation or from any other cause, may result in customer dissatisfaction. We are continually marketing several new products. The risk of errors in these new products, as in any new product, may be greater than the risk of errors in established products. The warranties for our products permit customers to return for repair or replacement, within a period ranging from 12 to 21 months of purchase, any defective products. Any failure of a system in which our products are deployed (whether or not these products are the cause), any product recall and any associated negative publicity could result in the loss of, or delay in, market acceptance of our products and harm our business, financial condition and results of operations. Although we attempt to limit our liability for product defects to product replacements, we may not be successful, and customers may sue us or claim liability for the defective products and for related claims arising therefrom. A successful product liability claim could result in substantial cost and divert management’s attention and resources, which would have a negative impact on our financial condition and results of operations.

Our dependence on limited sources for key components of our products may lead to disruptions in the delivery and increased cost of our products, harming our business and results of operations.

        We currently obtain key components for our products from a limited number of suppliers, and in some instances from a single supplier. In addition, some of the components that we purchase from single suppliers are custom-made. We cannot assure that we will not experience disruptions in the delivery and increased cost of our products. We do not have long-term supply contracts with most of these suppliers. In addition, there is a global demand for some electrical components that are used in our systems and that are supplied by relatively few suppliers. Our dependence on these limited sources for key components for our products presents the following potential risks:

—	delays in delivery or shortages of components, especially for custom-made components or components with long delivery lead times, could interrupt and delay manufacturing and result in cancellations of orders for our products;

—	suppliers could increase component prices significantly and with immediate effect on the manufacturing costs for our products;

—	due to the global financial recession, some of our suppliers may cease to exist or face financial difficulties which could affect the supply chain;

—	we may not be able to develop alternative sources for product components;

—	suppliers could discontinue the manufacture or supply of components used in our products which may require us to modify our products and which may cause delays in product shipments, increased manufacturing costs and increased product prices;

—	we may be required to hold more inventory for longer periods of time than we otherwise might in order to avoid problems from shortages or discontinuance; and

—	due to the political situation in the Middle East, we may not be able to import necessary components.

        In the past, we experienced delays and shortages in the supply of components on more than one occasion. We may experience such delays in the future, harming our business and results of operations.

We must be able to manage expenses and inventory risks associated with meeting the demand of our customers.

        To ensure that we are able to meet customer demand for our products, we place orders with our subcontractors and suppliers based on our estimates of future sales. If actual sales differ materially from these estimates, our inventory levels may be too high, and inventory may become obsolete and/or over-stated on our balance sheet. This result would require us to write off inventory, which could adversely affect our results of operations. In 2006, 2007 and 2008, we wrote off inventory in the amounts of $9.5 million, $4.8 million and $3.5 million, respectively.

        In addition, we are required to place manufacturing orders well in advance of the time we expect to sell products, and this may result in us ordering a larger or smaller number of these products than required. In the event that we order the manufacture of a greater or lesser amount of these products, then we may be required to purchase the surplus products or to forego or delay the sale or delivery of the products that we did not order in advance. In either case, our business and results of operations may be adversely affected.

The limited manufacturing capacity of a number of subcontractors we depend on, may prevent us from filling orders in the timeframe and with the quality specifications our customers demand, which may harm our business and results of operations.

        We currently depend on a number of contract manufacturers with limited manufacturing capacity to manufacture our products. The assembly of certain of our finished products, the manufacture of custom printed circuit boards utilized in electronic subassemblies and related services are also performed by these independent subcontractors. In addition, we rely on third-party “turn-key” manufacturers to manufacture certain sub-systems for our products. Reliance on third-party manufacturers exposes us to significant risks, including risks resulting from:

—	potential lack of manufacturing capacity;

—	limited control over delivery schedules;

—	quality assurance and control;

—	manufacturing yields and production costs;

—	voluntary or involuntary termination of their relationship with us;

—	difficulty in, and timeliness of, substituting any of our contract manufacturers, which could take as long as six months or more;

—	the economic and political conditions in their environment; and

—	their financial strength.

        If the operations of our contract manufacturers are halted, even temporarily, or if they are unable to operate at full capacity for an extended period of time, we may experience business interruption, increased costs, loss of goodwill and loss of customers.

        Any of these risks could result in manufacturing delays or increases in manufacturing costs and expenses. If we experience manufacturing delays, we could lose orders for our products and, as a result, lose customers. There may be an adverse effect on our profitability and consequently, on our results of operations, if we incur increased costs.

Regulation by governments or other public authorities may increase our costs of doing business, limit our potential markets or require changes to our products that may be difficult and costly.

        Our business is premised on the availability of certain radio frequencies for two-way broadband communications. Radio frequencies are subject to extensive regulation under international treaties and local laws , which are different in most countries. Some of our products operate in license-free bands in the radio spectrum, while others operate in licensed bands. The regulatory environment in which we operate is subject to significant change, the results and timing of which are uncertain.

        In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions. Since WiMAX technologies evolve and enable new applications, such as mobile services, in some countries the regulator may not permit the operators to use the spectrum previously allocated according to their full technology potential and its latest technological evolution. The regulator in some countries may avoid granting WiMAX spectrum to protect owners of other spectrum previously allocated. In addition to regulation of available frequencies, our products must conform to a variety of national and international regulations that require compliance with administrative and technical requirements as a condition to the operation or marketing of devices that emit radio frequency energy.

        The regulatory environment in which we sell our products subjects us to several risks, including the following:

—	Our customers may not be able to obtain sufficient frequencies for their planned uses of our wireless broadband products.

—	Failure by the regulatory authorities to allocate suitable and sufficient radio frequencies in a timely manner could deter potential customers from ordering our wireless broadband products. Also, frequency licenses and other regulations may include terms that affect the desirability of using our products.

—	The process of establishing new regulations for wireless broadband frequencies and allocating these frequencies to operators is complex and lengthy, and delays in this process may postpone the commercial deployment of our products.

—	If our products operate in the license-free bands, Federal Communications Commission (“FCC”) rules and similar rules in other countries require operators of radio frequency devices, such as our products, to cease operation of a device if its operation causes interference with authorized users of the spectrum and to accept interference caused by other users.

—	If the use of our products interferes with authorized users, or if users of our products experience interference from other users, market acceptance of our products could be adversely affected.

—	Regulatory changes, including changes in the allocation of frequency spectrum, may significantly impact our operations by rendering our current products obsolete or non-compliant, restricting the applications and markets served by our products, or requiring us to modify our products.

—	Regulatory changes and restrictions imposed due to environmental concerns, such as restrictions imposed on the location of outdoor antennas.

—	Spectrum technology neutrality or specific technology allocation can be changed by regulatory authorities towards other competing technologies or to fit specific competitive solutions. Spectrum allocation may specify a particular technology, such as 3G, LTE or WiMAX rather than enabling the spectrum owner to determine the technology.

—	Export control laws and regulations which are applicable to all of our products and technology may become more stringent in the future.

        We may also be subject to certain European directives like the Waste Electrical and Electronic Equipment and the Restriction of Hazardous Substances in Electrical and Electronic Equipment.

Our proprietary technology is difficult to protect and its unauthorized use by third parties may impair our ability to compete effectively.

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

        These measures may not be sufficiently adequate to protect our technology from third-party infringement. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Third-party patent applications filed earlier may block our patent applications or receive broader claim coverage. In addition, any patents issued to us, if issued at all, may not provide us with significant commercial protection. Third parties may also invalidate, circumvent, challenge or design around our patents or trade secrets, and our proprietary technology may otherwise become known or similar technology may be independently developed by competitors. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws. Failure to successfully protect our intellectual property from infringement may damage our ability to compete effectively and harm our results of operations.

We could become subject to litigation regarding intellectual property rights, which could seriously harm our business.

        From time to time, we receive letters alleging we have infringed upon a patent, trademark or other proprietary right. As the Broadband Wireless Access market transitions toward standardization, we are more exposed to intellectual property litigation by third parties who claim to hold intellectual property rights related to such standards. In addition, based on the size and sophistication of our competitors and the history of rapid technological change in our industry, it is possible that several competitors may have intellectual property rights that could relate to our products. Therefore, we may need to litigate to defend against claims of infringement or to determine the validity or scope of the proprietary rights of others. Similarly, we may need to litigate to enforce or uphold the validity of our patent, trademarks and other intellectual property rights. Other actions may involve ownership disputes over our intellectual property or the misappropriation of our trade secrets or proprietary technology. As a result of these actions, we may have to seek licenses to third-parties’ intellectual property rights, which may not be able to be successfully integrated into our products. These licenses may not be available to us on reasonable terms or at all. In addition, if we decide to litigate these claims, the litigation could be expensive and time consuming and could result in court orders preventing us from selling our then-current products or from operating our business. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and harm our business, financial condition and results of operations. We have no assurance that any such allegation will not have a material adverse effect on our business, financial condition or results of operations.

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

        As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Based upon our market capitalization during the taxable years 2004 through 2007, and 2008, and each taxable year prior to 2001, we do not believe that we were a PFIC for any such year and, based upon our valuation of our assets as of the end of each quarter of 2002 and 2003 and an independent valuation of our assets as of the end of each quarter of 2001, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during some of those years. We cannot assure you, however, that the United States Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in 2009 or in subsequent taxable years. If we were classified as a PFIC, U.S. taxpayers that own our ordinary shares would be subject to additional taxes upon certain distributions by us or upon gains recognized after a sale or disposition of our ordinary shares unless they appropriately elect to treat us as a “qualified electing fund” or to make a “mark to market election” under the U.S. Internal Revenue Code. Our classification as a PFIC could also adversely affect the market price of our ordinary shares. For more information, see “Taxation–United States Federal Income Tax Considerations with Respect to the Acquisition, Ownership and Disposition of our Ordinary Shares–Passive Foreign Investment Company Status”.

The trading price of our ordinary shares is subject to volatility.

        The trading price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future. Since our initial public offering in March 2000, the sales prices of our ordinary shares on the NASDAQ Global Market have ranged from a high of $53.12 to a low of $1.55. On December 31, 2008 and June 03, 2009, the closing sale price of our ordinary shares on the NASDAQ Global Market was $3.63 and $3.17. We may continue to experience significant volatility in the future, based on the following factors, among others:

—	general economic conditions;

—	our prospects;

—	actual or anticipated fluctuations in our sales and results of operations;

—	variations between our actual or anticipated results of operations and the published expectations of analysts;

—	general conditions in the wireless broadband products industry and general conditions in the telecommunications equipment industry;

—	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures and capital commitments;

—	introduction of technologies or product enhancements or new industry substitute standards that reduce the need for our products;

—	the effect of general political conditions on our operations and results; and

—	departures of key personnel.

We may be named defendants in securities class action lawsuits, or in other time- consuming and expensive litigation, that requires extensive management attention and resources and can be expensive, lengthy and disruptive.

        We are currently a defendant in a securities class action litigation and we were a defendant in another securities class action litigation that was dismissed in 2008, as described in “Item 8–Financial Information–Legal Proceedings”. We may be named in the future as a defendant in other securities class action lawsuits or in other time consuming and expensive litigation. Legal proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. Moreover, we cannot predict the results of legal proceedings, and an unfavorable outcome of a lawsuit or proceeding could materially and adversely affect our business, results of operations and financial condition.

Operating in international markets exposes us to risks, which could cause our sales to decline, our operations to suffer and expose us to various legal, business, political and economic risks.

        While we are headquartered in Israel, approximately 99% of our sales in recent years were generated elsewhere around the world. Our products are marketed internationally and we are, therefore, subject to certain risks associated with international sales, including, but not limited to the following:

—	trade restrictions, tariffs, and technology import and export license requirements, which may restrict our ability to export our products or make them less price-competitive;

—	effects of economic conditions and credit availability;

—	adverse tax consequences;

—	greater difficulty in safeguarding intellectual property;

—	difficulties in managing our overseas subsidiaries and staffing multiple offices and multiple research and development centers, and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

—	difficulties in enforcing contracts and implementing our accounts receivable function, which introduces revenue recognition, translation, proximity and cultural challenges;

—	political and economic instability, particularly in emerging markets;

—	reduced protection for intellectual property rights in some countries where we may seek to expand our sales in the future;

—	laws and business practices favoring local companies;

—	differing labor standards;

—	costs of localizing our products for foreign countries and the lack of acceptance of localized products in foreign countries; and

—	fluctuations in currency exchange rates and the implications on our financial statements.

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

If our stock price declines sufficiently, we may need to write down our goodwill, which may have a material adverse affect on our operating results.

        We account for goodwill and other intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Under this standard, goodwill is tested for impairment annually or more frequently if certain events or changes in circumstances indicate that the carrying amount of goodwill exceeds its implied fair value. We operate our business in a single reporting unit under SFAS 142, so we use an enterprise approach to determine our total fair value. In the current capital markets downturn, our stock price, and consequently our market capitalization, have declined, and may decline further in the future. If the value of our market capitalization falls below the value of our stockholders’ equity, it might indicate that a write-down of our goodwill is required. Our ability to reconcile the gap between our market capitalization and our enterprise value depends on various factors, such as an estimated control premium that an investor would be willing to pay for a controlling interest in us. If our market capitalization stays below the value of our stockholders’ equity, we may be required to record impairment charges for our goodwill.

Risks Relating to Our Location in Israel

Conducting business in Israel entails special risks.

        We are incorporated under Israeli law and our principal offices and the majority of our manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli subcontractors and suppliers may cease operations which may cause delays in the development, manufacturing or shipment of our products. Additionally, several countries still restrict business with Israel and with Israeli companies. Since October 2000, terrorist violence in Israel has increased significantly. Recently, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities in December 2008 and January 2009 along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into southern Israel. There were also extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

        Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to offer our services to customers in these countries.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

        Many of our officers and employees in Israel are obligated to perform annual military reserve duty until they reach age 45 and, in the event of a military conflict, such as the recent hostilities along Israel’s border with the Gaza Strip, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially and adversely affect our business, operating results and financial condition.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

        We have received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (“OCS”) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the “Research and Development Law.” Pursuant to our current arrangement with the OCS, the OCS will finance up to 20% of our research and development expenses by reimbursing us for up to 50% of the approved expenses related to our generic research and development projects. In addition, we obtain other grants from the OCS to partially fund certain other research and development projects. These programs currently restrict our ability to manufacture particular products or transfer particular technology outside of Israel. The Research and Development Law and related regulations permit the OCS to approve the transfer of manufacturing rights outside Israel subject to an approval of the research committee and in exchange for payment of higher royalties, for royalty-bearing programs. Under these programs we need to comply with certain conditions. If we fail to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs. In recent years, the Government of Israel has reduced the benefits available under these programs, and these programs may be discontinued or curtailed in the future. If the Government of Israel discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially and adversely affected.

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

        We currently contemplate that a larger portion of our products will be manufactured outside of Israel. This could materially reduce the tax benefits to which we would otherwise be entitled. We cannot assure you that the Israeli tax authorities will not adversely modify the tax benefits that we could have enjoyed prior to these events.

We are adversely affected by the devaluation of the U.S. dollar against the New Israeli Shekel and could be adversely affected by the rate of inflation in Israel.

        Substantially all of our revenues are generated in U.S. dollars. A significant portion of our expenses, primarily salaries, building leases and related personnel expenses is incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

        As a result, inflation in Israel and/or the devaluation of the U.S. dollar in relation to the NIS has and may continue to have the effect of increasing the cost in U.S. dollars of these expenses; hence, our dollar-measured results of operations are and may continue to be adversely affected. In order to manage the risks imposed by foreign currency exchange rate fluctuations, from time to time, we enter into currency forward contracts and put and call options to hedge some of our foreign currency exposure. We can provide no assurance that our hedging arrangements will be effective. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar may cause our customers to cancel or decrease orders or default on payment.

Provisions of Israeli law and our Articles of Association may delay, prevent or make difficult a merger or an acquisition of us, which could prevent a change of control and therefore depress the market price of our ordinary shares.

        Our Articles of Association contain certain provisions that may delay or prevent a change of control, including a classified board of directors. In addition, the Israeli Companies Law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders. For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation to taxation before disposition of the investment in the foreign corporation.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

        We do not comply with the NASDAQ requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans. Instead, we follow Israeli law and practice in accordance with which the establishment or amendment of certain equity based compensation plans is approved by our board of directors.

        As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, executive officer compensation, director nomination, composition of the board of directors and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

        A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated in September 1992 under the laws of the State of Israel. Since our inception, we have devoted substantially all of our resources to the design, development, manufacturing and marketing of wireless products.

        On August 1, 2001, Floware merged with and into us. As a result of the merger, we emerged as the surviving company and Floware’s separate existence ceased. Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd. On April 1, 2003, we completed an acquisition of most of the assets and the assumption of related liabilities of InnoWave Wireless Systems Ltd. In December 2004, we completed the amalgamation of interWAVE Communications International Ltd., and the interWAVE operations became our Cellular Mobile business unit (“CMU”). In November 2006, we completed the sale of our CMU to LGC Wireless, Inc. (“LGC”), a privately-held supplier of wireless networking solutions in exchange for promissory and convertible notes of LGC. In September 2007, LGC converted our convertible notes into LGC shares and thus we became a shareholder of LGC. In November 2007, ADC Telecommunication Inc. (“ADC”) acquired LGC and we sold our LGC shares to ADC for approximately $7.3 million. See “Item 5–Operating and Financial Review and Prospects–Operating Results.”

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

        We also have several wholly owned subsidiaries worldwide that handle local support, promotion, sales and developing activities. For a discussion of our capital expenditures and divestitures, see “Item 5–Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

B.	BUSINESS OVERVIEW

        General

        We concentrate our resources on a single line of business – wireless broadband. As a wireless broadband pioneer, we have been driving and delivering innovations for more than 10 years, from developing core technology to creating and promoting industry standards. Leveraging our key roles in the IEEE and HiperMAN standards committees and having experience in extensive development and deployment of OFDM technology -based systems, we have been in the forefront of the WiMAX Forum™ in its focus on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. The WiMAX standard is the outcome of the standardization work done by the WiMAX Forum™, widely based on the IEEE 802.16 standard working group.

        Our primary business is to provide solutions based on the 802.16e-2005 WiMAX standard and other broadband wireless technologies for three main categories of applications:

—	Primary Broadband: Primary broadband services provide subscribers with home and business service connectivity to high-speed broadband networks for accessing Internet, Intranet, virtual private network (“VPN”) and Voice over Internet Protocol (“VoIP”) services. Solutions for primary broadband services provide high-speed wireless “last mile” connectivity to the Internet for homes and businesses in both developed and emerging markets. In the primary broadband market we currently continue to sell our pre-WiMAX products in addition to our WiMAX standard products, which are growing in sales.

—	Personal Broadband: Personal broadband services are always-on, high-speed and all-IP-based services that enable subscribers to take their broadband connection with them anywhere and extend their mobile services to broadband speeds above 1 megabit per second (“Mbps”). We believe that personal broadband services based on WiMAX technology will be gradually introduced to the market by operators using WiMAX infrastructure during the second half of 2009. Our solutions for personal broadband services are based on the WiMAX standard and enable communication operators to offer anytime, anywhere (where the WiMAX network is deployed) broadband services access to individuals on personalized devices, such as notebook personal computers, personal digital assistants (“PDAs”) and smart handsets (which are hand-held devices providing multiple services such as telephony, data and digital services based on information technology). The personal broadband market realizes the broad vision of mobile broadband service consumption that changes consumers’ lifestyle and increases productivity and entertainment. Personal broadband networks are converging several distinct services, such as mobile telephony, multi-media services and broadband data access that are provided with different access infrastructure into a single, all-IP network in a unified user device and in special purpose devices (such as consumer electronic devices).

—	Broadband wireless applications for vertical and defense markets: Broadband wireless applications for vertical markets provide owners and operators of public networks, private networks, utility companies, municipalities and government institutions with broadband connectivity and applications that fulfill each organization’s own communication needs, rather than offering to subscribers communication services like the two services above (primary and personal broadband). Examples of such applications include government and municipal offices connectivity, security and surveillance services, campus-to-campus broadband connectivity, oil & gas and mining company applications, and many other machine-to-machine automated applications that require high-speed wireless access. In this market, we sell both WiMAX and non-WiMAX solutions, primarily in the license-exempt frequency bands.

        With 250 commercial WiMAX deployments worldwide, we believe that we are the worldwide leader in providing WiMAX and wireless broadband access solutions. We supply top-tier carriers, ISPs, new communications service providers known as “Innovative Challengers,” and private network operators with solutions based on the WiMAX standard, as well as other wireless broadband solutions.

        Our strategy is to leverage our business leadership, experience, market presence, leading brand in our industry, technology leadership, innovative technologies and broad customer base in WiMAX technologies, as well as in other broadband wireless technologies to enable growth in our business for all types of applications for WiMAX technology.

INDUSTRY DYNAMICS

Our Existing Market: WiMAX and Wireless Broadband for Primary Broadband Access Services

The Early Demand for Wireless Broadband

        In the late 1990s, both consumers and businesses began to demand broadband – also known as high-speed Internet data services – thus accelerating the establishment of DSL and cable-based broadband networks (wired broadband infrastructure). These DSL and cable-based broadband networks involved high investment costs, so the access network infrastructure was not established everywhere the demand for broadband existed. Wireless broadband networks stepped in to meet this unserved need for broadband services. The market for wireless broadband networks exists primarily in the rural and suburban areas in developed countries and in more developed areas in developing countries and emerging markets. By bridging the “digital divide” or providing both broadband and basic telephony services in areas where telecommunications infrastructure is poor or does not exist, wireless broadband has grown to comprise more than 5% of the world’s broadband networks.

The Evolution of Wireless Broadband

        The wireless broadband market has grown over the last decade due to the acceptance of wireless equipment as a high performance, cost-efficient alternative to wireline infrastructure for broadband connectivity.

        In developed countries, government financial support encourages operators to complete broadband coverage in rural and suburban areas with low-density populations, where the business model for wired infrastructure is less cost-effective. In developing countries, government financial support is provided to encourage operators to offer basic telephony services and Internet access based on wireless broadband infrastructure in order to meet the demand, mainly in urban and suburban areas.

        The worldwide success of broadband connectivity and services creates demand for additional broadband networks mainly in regions where broadband was not widely available. The accelerated proliferation of broadband services and networks around the world as well as commoditization of broadband devices and services has generated more demand for broadband in developing regions, often referred to as the world’s emerging markets. In these regions, wireline infrastructure is generally very poor and often non-existent, resulting in an accelerated widespread adoption of WiMAX and non-WiMAX wireless broadband networks.

Government Deregulation Creates Demand

        Global telecom deregulation is opening up the telecommunications and Internet access industries to competition by new players. Unlike the built-in delivery systems of wireline infrastructure, wireless technology requires the use of frequencies contained within a given spectrum to transfer voice, multimedia and other data services. Usually, governments allocate a specific range of that spectrum, either licensed or license-exempt (“unlicensed”) bands, to incumbent Innovative Challengers and alternative carriers, as well as cellular operators, ISPs and other service providers, enabling such carriers and operators to launch a variety of broadband initiatives based exclusively on wireless networking solutions. During 2008, additional licensed and unlicensed spectrums were allocated in many regions around the world and we expect this trend to continue in the future. Increased availability of licensed and unlicensed spectrums enables operators to address increasing demand for wireless broadband.

Additional Factors in the Widespread Adoption of Wireless Broadband

        Over the last few years, wireless broadband networks have increasingly grown in popularity, due in part to the inability of wired infrastructure to meet demand, but also because of the following factors:

—	competition among various types of telecommunications players to offer multiple services using a single network;

—	growing trend of public access providers to build infrastructures owned by municipalities;

—	rapid progression of standardization by international authorities, such as the WiMAX Forum™, combined with the wide adoption of these standards by equipment vendors and carriers;

—	attractiveness of the business model offered to operators that use high performance standardized and interoperable products;

—	convergence of fixed and mobile services; and

—	increasing availability of WiMAX ecosystem products, leading to reduction in the capital expenditures (CAPEX) and operating expenses (OPEX) of network deployment and the promotion of WiMAX operators’ competitiveness with traditional wireline broadband service providers, such as DSL and cable.

Impact on Industry Dynamics in Light of Global Economic Crisis

—	In the emerging markets, we expect innovative operators in the traditional broadband segment to face difficulties raising funds to create Greenfield networks. In addition, the OPEX investment of incumbent broadband operators and incumbent cellular operators may decrease, while targeting broadband connectivity.

—	In the developed markets, we expect to see lower budgets and lower investments by telecommunication operators, in regions such as rural areas or wide zones, where our technology is used to bridge the digital device.

—	As a result of the economic crisis, we may see an increase in projects capitalized by governmental funds, as is the case in the United States, targeted to new broadband infrastructure in rural areas and underserved regions.

—	Personal broadband innovation may be delayed, due to the overall credit crunch and the unwillingness of operators to take any risk with new infrastructure for innovative services.

WiMAX Technology, Applications and Industry Advantages

        Mobile WiMAX is a technology based on the IEEE 802.16e air interface standard and the ETSI HiperMAN wireless metropolitan area network (“MAN”) standard. WiMAX is the worldwide standard for wireless broadband access and personal mobile broadband applications. Solutions based on WiMAX technology enable fixed-line, cable, and mobile operators and new challengers to compete with each other in the anticipated market for higher Average Revenue Per User (“ARPU”) services. WiMAX technology has the capacity to deliver sufficient bandwidth to enable value-added applications, including live video broadcasting, high-speed data, toll-quality voice and multimedia content. Most importantly, the WiMAX (IEEE 802.16) standards were developed based on the concept of an “all-IP Network”. A complete set of IP-based functions and interfaces allow for high quality service delivery, while keeping end-to-end Quality of Service (“QoS”) and minimizes investment and operating costs for operators with its distributed architecture and efficient, packet-based air interface.

        WiMAX offers two technological advantages to the operators relative to the existing commercial technologies: (i) a superior radio technology; and (ii) an open IP-based access network infrastructure.

—	Superior radio access technology: WiMAX benefits from advanced Non-Line-of-Sight (“NLOS”) radio and antenna technologies, such as MIMO, Beam Forming, and Spatial Division Multiple Access (“SDMA”). These new technologies can be used in fixed, portable and mobile WiMAX networks and facilitate high spectral efficiency and obstacle penetration (e.g., walls) resulting in best network coverage, capacity, low latency and improved user experience. As a result, WiMAX offers lower infrastructure costs and reduced cost per subscriber for the operator, compared with any other wireless technology.

Utilizing its built-in strong QoS mechanisms, WiMAX technology has the capacity to deliver maximal service quality under the subscriber’s Service Level Agreement (“SLA”) to enable rich value-added applications, including high-speed data and Internet, live video multicasting, toll-quality voice and multimedia content in both download and streaming formats. These capabilities enable toll-quality delivery of differentiating services, coupled with enhanced subscriber Quality of Experience (“QoE”).

—	Open IP-based access network infrastructure: The WiMAX (IEEE 802.16) standard was developed based on the concept of an open “all-IP Network,” which allows WiMAX to leverage the vast IP-based telecom and enterprise industries. WiMAX, as an IP-based connectivity standard, is able to easily and smoothly interface with any IP-based equipment, device or network. This approach, following the success of the World-Wide-Web Internet adoption, (a) minimizes investment in introducing new applications, thereby creating new interfaces and interoperability connections, (b) enjoys the low prices and abundance of information and know-how of the IP-based equipment world and (c) may significantly reduce the operator’s capital and operational expenditures when deploying such service networks. Therefore, the advantage of WiMAX over other mobile networks is in offering a complete OPEN IP architecture. The formation of an industry based on OPEN IP architecture can leverage on best-of-breed IP network equipment and IP-based consumer electronics devices, thus creating an open Internet model of wireline data over the new wireless WiMAX network.

The WiMAX standards are defined by the WiMAX Forum™. The WiMAX Forum™ is a non-profit organization focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the industry to mobile WiMAX solutions. The WiMAX Forum™ members work to promote the interoperability of multiple vendors’ products in the wireless broadband market. Since its establishment, the WiMAX Forum™ members, working together with the IEEE, have established the first of the standards on which fixed wireless broadband systems operate, namely the IEEE 802.16d-2004 standard and IEEE 802.16e-2005. These standards fully support fixed and nomadic broadband wireless applications.

        The WiMAX Forum™ defines the following types of access to a wireless network:

—	fixed access, at a single stationary location for the duration of the network subscription;

—	nomadic access, at multiple stationary locations, allowing the user to change locations between sessions;

—	portability, at multiple locations at walking speed, within a limited network coverage area, with hard handoffs between cells;

—	simple mobility, at multiple locations at low vehicular speed, within a network coverage area, with hard handoffs between cells, enabling non-real time applications; and

—	mobility, at multiple locations at high vehicular speed, within network coverage area, with guaranteed handoffs between cells, enabling service continuity for all applications.

Our Next Developing Market: Mobile WiMAX and Mobile Broadband for Personal Broadband Access Service

        We promote a new generation of personal broadband networks and services that enable subscribers to take their broadband connection with them anywhere and add mobility to their broadband service at throughput above 1Mbps. Personal broadband unites the fixed, mobile and multimedia broadband worlds, offering subscribers a combination of high-speed broadband and mobile services that are available anywhere. Personal broadband offers always-on, high-speed and all- IP-based connectivity, providing direct access to the mobile Internet and creating a dynamic market for various services and applications.

        Personal broadband capabilities are anticipated to be embedded in a wide range of computing, telephony and consumer electronics devices to optimize personal lifestyle and professional productivity. Following the adoption of the personal broadband service offering by telecommunications operators, business applications once reserved for the office environment and media content previously available only through a residential broadband connection, are predicted to be available anywhere. These new personal broadband capabilities would enhance traditional service provider business models and create opportunities for new entrants to penetrate the market with alternative business strategies.

        However, for this next service level of personal broadband services to be adopted by consumers and businesses, the technology must offer tight security, reliability, high quality of service and broadband data speeds; in addition, vendors must offer diverse and innovative applications with the right devices to utilize the applications.

        To differentiate themselves and target subscribers with higher ARPU, operators are interested in providing what may be characterized as “mobile DSL” connectivity with the primary application of “mobilizing the Internet,” namely broadband Internet connectivity while on the go. So far, we believe that no technology has been able to technically or economically support this type of service, which would be targeted initially to highly developed, metropolitan areas.

        We believe that WiMAX is currently the technology that is the most advanced and best suited to cost-effectively meet the requirements of personal broadband. WiMAX solutions, in addition to being standards-based, benefit from the open architecture of an all-IP network. Legacy wireline and wireless technologies are indeed standard but not entirely IP-based with an open architecture, such as WiMAX. The WiMAX industry, in contrast to other telecom standards and technologies, leverages the consumer electronics market capabilities, such as IP innovation, creativity, low cost and advanced services. We are aiming to be at the center of these dynamics through our position as a member of the WiMAX Forum™ and through our go-to-market strategy and business relationships with various partners. An example of our continuing strength in this area is that we received WiMAX certification for our 2.5 GhZ product in 2008 and our 3.5 GhZ product in 2009.

COMPANY STRENGTHS

        For more than 15 years, our primary business activity has been focused on fulfilling the growing demand for IP wireless broadband in the telecom industry by providing solutions and services to build wireless broadband networks. In addition, we have deployed through our customers fixed wireless broadband solutions for applications, such as toll quality telephony service, mobile base station feeding, hotspot coverage extension, municipal and community interconnection, utility company metering and monitoring applications, as well as public safety communications. The Company’s key strengths include:

—	Market Leadership and Brand Recognition: We believe that we are the worldwide leading WiMAX vendor with a single business focus in broadband wireless access equipment and we enjoy a strong brand identity.

—	Customer Base: We have a broad customer base, with 250 WiMAX commercial deployments. We believe that our product offerings are the most extensive in the market.

—	Technology: We have over 15 years of experience in end to end broadband wireless IP and we believe we have been the leader in the broadband wireless access market for more than a decade. In addition, we have continued our leadership in the relevant standardization organizations (IEEE 802.16, WiMAX Forum™).

—	Execution Capabilities:

š	We have the ability to deliver and deploy a complete end to end solution in terms of product, technology, and full end-to-end network deployments and to build long-term customer satisfaction.

š	We believe that we have the ability to compete with any other player in this industry, while keeping our flexibility and technology differentiators according to customer demands and needs.

—	Strategic Relationships: We are actively partnering with industry and market leaders to create go-to-market strategic relationships and best-of-breed end-to-end wireless broadband network solutions.

Our Wireless Broadband Experience Enables Us to Leverage the Potential of WiMAX

        Our wireless broadband experience enabled us to identify the potential of WiMAX in early 2002, ahead of most equipment vendors. As a result of this experience and early strategic decisions, by 2007, we led the market in the number of deployed WiMAX–based networks. We have been at the forefront of developments with WiMAX technology since its inception, at a Company and industry level. Examples of our active involvement include major roles in the standardization process through our work in the WiMAX Forum™ as a charter board member and by chairing key working groups. In addition, our employees are active in other related technology organizations, such as Wireless Communications Association, IEEE 802.16, ETSI BRAN-HiperMAN and ITU standards.

Single Evolving WiMAX Platform

        We believe that we hold a distinct advantage in the nascent market for personal broadband services, since our WiMAX platform was designed from the ground up according to the IEEE 802.16 standard and WiMAX Forum specifications to provide operators with primary broadband solutions, personal broadband solutions and a path of service growth required to extend the service offering from Primary to personal broadband services. With our single and evolving WiMAX platform, we strive to enable our customers to compliment their business models with innovative service offerings.

STRATEGY FOR GROWTH

        Our strategy for future growth is focused on providing complete end-to-end broadband wireless solutions, maintaining our current leadership position in existing primary broadband markets and growing along with the market demand for fixed and nomadic applications, while leveraging our strengths to become a significant participant in the personal broadband market. We have accomplished significant milestones in terms of product development, agreements with third parties to integrate their products into our complete solution, enhancement of know-how and execution of turn-key projects in order to offer a complete end-to-end broadband wireless solution to telecommunication operators.

Opportunities for Providing Personal Broadband Solutions Based on OPEN Architecture

        The developing demand for personal broadband services has caused us to expand our focus to include a new set of users, both in terms of socioeconomic groups and geographic markets. The developing demand has also led us to target a different type of telecom operators. With our experience and knowledge of wireless technologies, we believe that WiMAX technology will be one of the best to satisfy personal broadband needs. In addition to its high technical capacities, the interoperability and standardization of WiMAX-based products and networks are expected to offer lower-cost, volume-produced standard chips and systems. We believe that in turn, these low costs will be passed on to users, thus encouraging service adoption for personal broadband services.

        Our goal is to become a major global WiMAX vendor of primary broadband and personal broadband solutions by being at the forefront of exploring and maximizing the benefits of open architecture characteristics of WiMAX to create a new operator-centric model based on best-of-breed solutions from a variety of OPEN WiMAX ecosystem partners.

The WiMAX Transformation to OPEN Architecture

        The dynamics of WiMAX creates an all-IP open architecture, removing barriers to entry and facilitating rapid innovation. Designed from the start as an open standardized interoperable technology, OPEN WiMAX is a network strategy that enables a complete ecosystem, including radio access network equipment, core network equipment, consumer electronics, service offerings and applications. This new strategy enables communication service providers to choose the combination of vendors and partners that best fit their specific requirements.

        OPEN WiMAX is designed to enable multiple telecom vendors to build a best-of-breed telecom access network in an open standard architecture. It creates a telecom operator-centric offering, concept or culture as opposed to a vendor-centric approach, historically used in large telecom projects.

        OPEN WiMAX is open to innovation and is intended to enable an offering of mass-market consumer electronics combined with low cost and economies-of-scale. OPEN WiMAX is highly scalable and suitable for large, medium or small deployments that assist operators to optimize WiMAX network deployment costs and fit the expenditures to the desired services-centric network – both in terms of capital expenditures and operating expenses during the operation of the network. This “mix and match” multi-vendor approach may promote competition, which drives prices down and enhances the product offering. Innovative products and services for WiMAX, such as mobile TV and mobile gaming for personal use and Virtual Private Network and File Transfer for business use, enable vendors to distinguish themselves from the competition.

        Open networks in general, and OPEN WiMAX in particular, promote the long-term success of service providers in the highly competitive markets of broadband services, by offering the following:

—	superior performance combination (i.e., "best-of-breed") of network equipment to meet service providers' requirements;

—	wide variety of subscriber service and openness to enable future services and applications;

—	increased purchasing power to promote service providers business model; and

—	improved risk management, including sustainability against possible changes in vendors’ strategy, products and services, as the service provider is not limited to a single or only a few vendors.

        We believe that, in the near future, operators will build open IP networks. WiMAX is based on open IP networks; therefore, the OPEN WiMAX strategy is a direct implementation of one of the strong WiMAX innovation fundamentals. We believe that pure players (meaning companies focused on a single field of activities that are not diversified), each an expert in its own field, will team to create best-of-breed offering. We believe that adopting our OPEN WiMAX strategy, differentiates us from our competitors and provides us with a competitive advantage over large telecom vendors, as we offer a best-of-breed one stop-shop, rather than a single offering from a single vendor.

        An example of our expanding OPEN WiMAX ecosystem is our cooperation with Accton Technology Corporation of Taiwan with whom we formed Accton Wireless Broadband in January 2007, to develop mass market cost-effective WiMAX consumer electronic devices. These devices are intended to complement our WiMAX offerings while facilitating the availability of WiMAX- based personal broadband services. This cooperation is planned to augment our 4Motion™, our OPEN WiMAX solution, by including a variety of industry-standard, WiMAX-enabled devices and customer-premise equipment, while enhancing the number and types of self-installable and outdoor WiMAX subscriber units. See “–Products–4Motion™ Solutions.”

        PRODUCTS

        BreezeMAX Platforms - our WiMAX Solutions for fixed, nomadic and mobile applications

        Our WiMAX-based BreezeMAX Frequency Division Duplex (“FDD”) and Time Division Duplex (“TDD”) (“BreezeMAX”) platforms are designed from the ground-up according to the IEEE 802.16 standard. BreezeMAX platforms feature advanced OFDM and OFDMA  technologies to support NLOS operation, adaptive modulation up to QAM64 and the highest spectral efficiency available. Currently commercially available and operating in the 2.3, 2.3WCS, 2.5, 3.3, 3.5, 3.6 and 5.2 GHz licensed frequency bands, BreezeMAX meets the immediate customer demand for cost-effective, next generation broadband wireless systems with a platform designed around the implementation of the IEEE 802.16 and HiperMAN standards by the WiMAX Forum™. The BreezeMAX carrier-class design supports broadband speeds and QoS to enable carriers to offer quadruple play (meaning broadband data, voice, mobility and multi-media) services to thousands of subscribers in a single-base station.

        BreezeMAX has quickly become a popular solution for operators offering fixed high-bandwidth, VoIP and data services to evolve their networks to industry-standard solutions with improved outdoor and indoor CPE economics. This platform includes an enhanced offering of primary voice services and allows an operator to leverage legacy voice infrastructure. This system’s features and cost-effective, versatile subscriber units make BreezeMAX a preferred broadband wireless solution for service providers that are interested in improving their business model.

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

        The BreezeMAX’s FDD platform was designed according to the IEEE 802.16-2004 standard, and was partially certified by the WiMAX Forum™ during 2006 for fixed and nomadic networks, for both Base Stations and CPEs. In early 2007, we introduced our TDD pre-certified IEEE 802.16-2005 platform that was designed for fixed and nomadic networks. Our new BreezeMAX platform, which is part of our 4Motion solution, provides support for fixed, nomadic and mobile WiMAX, and is being designed according to the IEEE 802.16e-2005 standard for portable and mobile networks.

        IEEE 802.16e-2005 compliant technology enables portable and mobile networks to be IP-based, with a focus on open standards, end users and consumer devices. Portable access is defined according to the WiMAX Forum™ to apply to handsets, PDA, laptop Personal Computer Memory Card International Association (“PCMCIA”) or mini cards at multiple locations, at least at walking speed, and enables a hard handoff of devices, in which the subscriber terminal is disconnected from one base station before connecting to the next base station. Mobile access ranges in scope from low to high vehicular speeds but adds PDAs and smart-phone devices, multiple locations and enables a soft handoff, in which the subscriber maintains a simultaneous connection with two or more base stations for a seamless handoff to the base station with the highest quality connection. Both consumer and business users have driven the demand for this technology that has resulted from the convergence of fixed broadband networks and mobile voice networks towards mobile broadband communications.

        4Motion™ Solution

        Our mobile WiMAX solution, called 4Motion, was introduced to the market during the second half of 2006 and was commercially deployed in the market in mid 2008. 4Motion™ is an end-to-end mobile WiMAX solution designed to comply with the IEEE 802.16e-2005 standard. The solution portfolio was developed in conjunction with leading providers of core network and IP technology, devices and integration services and its evolution is under continuous development. 4Motion™ offers an open, end-to-end, carrier-class, scalable and cost-effective mobile broadband data solution that delivers personal broadband services of several Mbps per subscriber or more. Offering the benefits of the OPEN WiMAX approach to network strategy, our 4Motion™ solution provides operators with the flexibility to choose best-of-breed multi-vendor partners to add third-party IP services, while controlling costs.

        The 4Motion™ solution includes Radio Access Network (“RAN”), which is based on our BreezeMAX WiMAX base-station platform and includes third parties’ core network, radio and IP networking elements, end-user devices and subscriber applications.

        4Motion™ enables a wide range of deployment scenarios, such as (i) personal mobile and fixed broadband, (ii) wireless DSL, (iii) residential and business quadruple-play and (iv) municipal, public safety and video surveillance.

        We also expect 4Motion™ to support broadband connectivity for both business and personal services, such as mobile TV, online gaming, instant messaging (IM), VoIP, video conferencing, Internet browsing, mobile applications, location-based services (“LBS”), VPN and file transfers (“FTP”).

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

BreezeACCESS Products (BreezeACCESS II, XL, VL, OFDM)

        BreezeACCESS enables fixed high-speed data and voice, point-to-multipoint wireless broadband applications. BreezeACCESS products operate in several frequency bands to meet the needs of service providers and telecom operators worldwide. The BreezeACCESS product family consists of base stations, including access units, controllers and subscriber units. The latter operates optimally when connected to computers or computer networks utilizing the Internet Protocol. The subscriber units include subscriber units for data applications and subscriber units for data and telephony applications. BreezeACCESS is modular in design, allowing for a low initial investment, and is scalable to enable future growth.

        BreezeACCESS OFDM products support fixed high speed wireless broadband access products currently in the licensed 3.5 GHz band, and provide gross data rates of up to 12 Mbps.

        BreezeACCESS VL, OFDM-based fixed products operate in the 0.9, 4.9, 5.2, 5.3, 5.4, 5.7 GHz bands, which are mostly unlicensed, and provide gross data rates of up to 54 Mbps. BreezeACCESS Wi(2) combines the advantages of Wi-Fi access with the capabilities of BreezeACCESS VL systems to provide cost-effective solutions for personal broadband services today. With its design, BreezeACCESS Wi(2) gateway solutions can be deployed almost anywhere to provide personal broadband to standard IEEE 802.11 b/g end user devices such as laptops, PDAs, smart-phones and portable gaming devices. BreezeACCESS Wi(2) solutions are ideal for operators, municipalities and communities looking to build metropolitan broadband networks or to integrate Wi-Fi hot zone capabilities into their existing broadband wireless access networks. This solution provides personal broadband services ranging from public Internet access to public safety and Intranet applications.

        OFDM technology, on which BreezeACCESS OFDM and BreezeACCESS VL are based, enables higher data rates of up to 12 Mbps and up to 54 Mbps, respectively , by utilizing the available radio spectrum in an efficient manner. In addition, OFDM technology enables NLOS operation with robust resistance to interference. OFDM-based products enable carriers to use the technology in applications where a high data rate is required, including serving medium to large enterprises and high-speed backbone applications. The BreezeACCESS VL OFDM-based system, which utilizes our proprietary air protocol and broad set of features along with a high power radio, uses our “open platform” architecture and may be used with other BreezeACCESS band versions (BreezeACCESS II, XL, V or OFDM), giving operators the flexibility to use one band for service provisioning to residential, SOHO and SME customers, while reserving high bandwidth for large enterprises and MTUs.

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

        BreezeNET B products function as a wireless bridge system that provides high-capacity and high-speed point-to-point connectivity. The BreezeNET B system operates in the unlicensed 5GHz band and enables operation in near and NLOS environments, such as buildings, foliage or ridgelines. The system also features adaptive modulation for automatic selection of modulation schemes to maximize data rate and improve spectral efficiency. BreezeNET B supports security sensitive applications through optional use of authentication and data encryption. The system supports Virtual Local Networks (“VLANs”), which enable secure operation, and VPN services, which allow workers in remote locations or remote offices to conveniently access their enterprise network.

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

        eMGW provides fast Internet access, corporate access and carrier-class telephony in a single system. It also enables LAN-to-LAN connectivity over IP-VPN tunnels for businesses, fax (G3) and dial-up modem (v.92/56Kbps) services for residential subscribers and leased line services. eMGW operates in a broad range of licensed and unlicensed (ISM) bands, from 1.5 to 5.7 GHz. eMGW provides coverage of up to 25 kilometers in very challenging environments and operates in NLOS installation scenarios. The eMGW is the optimal price / performance fixed wireless access system for operators who need to provide coverage to subscribers in green fields, to upgrade existing networks with advanced data services and to provide wireless DSL services in low and medium subscriber density areas.

        eMGW, which has a scalable and modular architecture, is comprised of an indoor base station controller, an outdoor base station radio, an indoor subscriber interface and an outdoor subscriber terminal. It also includes a network planning tool and a network management system featuring fault, configuration, performance and security management.

        eMGW is based on our frequency hopping Code Division Multiple Access (“CDMA”) technology and utilizes our innovative “hybrid switching” transmission technology, combining circuit switching for toll quality voice and packet switching for fast data services, optimizing the utilization of spectrum resources. This “hybrid switching” concept provides a solution for the economic and technological challenges facing network operators today.

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

        WALKair products are based on time division multiplexing technology.  WALKair systems support a complement of value-added classes of services including VPN, VLAN and QoS, based on per-user allocation of committed data rate and maximum data rate.

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

Network Management Solutions for Both WiMAX and Non-WiMAX Wireless Broadband

        We provide advanced management applications for our wireless solutions. Our network management applications are equipped with graphics-based user interfaces and provide a set of tools for configuring, monitoring and effectively managing our wireless broadband networks. Our flagship carrier-class Network Management System is the AlvariSTAR that fully compliant with Telecommunications Management Network (TMN) standards and simplifies network deployment and maintenance for networks of every scale. AlvariSTAR can be used to manage multiple Alvarion solutions, including BreezeMAX, 4MotionTM, BreezeACCESS VL and BreezeNET B.

        Our full portfolio of network management products include:

—	AlvariSTAR, which configures, monitors and manages our BreezeMAX, 4Motion and BreezeACCESS products;

—	WALKnet, which configures, monitors and manages our WALKair products; and

—	IMS, which configures, monitors and manages our eMGW product.

        AlvariSTAR, WALKnet and IMS are multi-platform simple network management protocol (“SNMP”) applications. Using standard and private SNMP agents incorporated in the products, these applications, operating under the HP Open View network management platform, enable configuring, managing faults and monitoring performance of all system components from a central management station.

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

        We believe that wireless broadband service providers in emerging markets have found that deploying wireless broadband and new WiMAX solutions where there is a lack of telecommunication coverage due to poor infrastructure is an affordable means to provide broadband and telephony services. Emerging markets are countries where basic voice services combined with broadband data remain scarce. Examples of these locations are in Africa, Commonwealth of Independent States, former USSR (“CIS”), Eastern Europe, Latin America, Central America and Asia Pacific.

        In 2008, the industry continued to show additional WiMAX penetration and a growing interest, primarily in emerging markets and developing regions within developed countries. In addition, the WiMAX industry began to provide cost-effective infrastructure that can compete with broadband DSL and cable operators in the developed countries.

        We hope to continue to benefit from the expected evolution of WiMAX, building from nomadic and portable, to fully mobile services, that enables us to penetrate the high-end, metropolitan consumer and business user groups.

Geographic Breakdown of Our Revenue

	2006		2007		2008
	In thousands

North America	$25,047	13.8%	$32,767	13.8%	$42,683	15.2%
Latin America	30,857	17.0%	50,982	21.5%	53,183	18.9%
Europe, Middle East and Africa	111,959	61.6%	132,883	56.2%	156,201	55.5%
Asia Pacific	13,731	7.6%	19,941	8.5%	29,214	10.4%
	$181,594	100.0%	$236,573	100.0%	$281, 281	100.0%

General – Industry Market Segments and Players

        The operators in the wireless broadband market fall within the following categories, as determined by the industry:

Communications Service Providers: Tier One and Tier Two Operators

        Tier One and Tier Two operators – both Fixed Network Operators (“FNOs”) and Mobile Network Operators (“MNOs”) – form the largest and most established group of telecom operators, with nationwide or global presence, serving tens of million of users. These operators are a primary focus for our WiMAX equipment since these operators have a strong, strategic interest in deploying WiMAX in their networks. Tier One and Tier Two carriers are looking for the technology that will enable them to maintain their position at the front line of communications business within their home countries, as well as quickly expand their business by providing telecommunications services in neighboring countries. Examples of Tier One and Tier Two carriers that have publicly indicated their strategy include: Telkom South Africa Ltd., Cable & Wireless International, Telenor, Sviaz Invest, Nippon Telegraph and Telephone West Corporation (NTT West), AT&T, France Telecom, Eircom, Bharti and Telefonos de Mexico S.A. de C.V. Historically, these operators have shifted slowly to new technologies, although many of them are involved in trials with our WiMAX equipment.

        In addition, cellular operators are able to leverage their infrastructure, radio base-station sites and customer base, together with their marketing, services and billing platforms, and customer support investments, to offer media centric, personal broadband services and competitive broadband Internet access services to their existing customers or new customers. Examples of operators in this group include Orange, Vodacom, Digicel, Megafone, Meditel, MTN and Entel (Chile).

        Innovative Challengers

        Innovative Challengers are the broadband service providers that are building their business model primarily on WiMAX solutions, while providing in many cases improved services compared to legacy telecommunication operators. Innovative Challengers are expected to constitute a greater portion of the WiMAX market in the future. Examples of service providers in to this category include Bolloré Telecom (France), Digital-Bridge Communications (USA), WiMAX Telekom (Austria), Enforta (Russia), Free (France), Iberbanda in Spain (a subsidiary of Telefonica de Espana), Irish Broadband and Ertach (Argentina). Innovative Challengers are also becoming early adopters of WiMAX portable and mobile services.

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

        CLECs have constituted an important part of our focus in our fixed wireless access product line and have increasingly exhibited an interest in WiMAX. The reduced installation costs, rapid roll-out potential and modular architecture, coupled with high network capacity and coverage and enhanced service options, present an appealing alternative to service providers and regional carriers seeking to supply their customers with reliable comprehensive data and voice solutions. Examples of these operators include Euskaltel (Spain), Finnet (Finland), TDS (USA), VMAX (Taiwan), Wisper (USA), Elro (Denmark), Linkem (Italy), Czech on line, Altitude (France), KDN (Kenya), Millicom and Peterstar (Russia).

        Government, Municipalities, Communities and Private Network Operators

        Private and government sectors that operate private networks for business management and operations are in constant need of deploying technologies to support their operational requirements. Examples of such requirements are enterprises that require leased line replacement for cost-effective connectivity to provide VoIP and data services; metropolitan area networks for broadband connectivity; metering and monitoring applications used by utility companies to collect information and supervise operations; and cost-effective access within communities, municipalities and educational institutions. Another area that has leveraged broadband wireless very effectively has been surveillance, public safety and municipal applications. Government authorities and private organizations with government sponsored funds have begun to deploy broadband wireless systems to support remote video surveillance, traffic flow management, back-up for disaster recovery, leased line replacement, various forms of backhaul and other public safety uses. Examples may be found in various U.S. communities such as Lenexa, Kansas and Corpus Christi, Texas, and many others in the Silicon Valley.

2008 Partial Customer List for WiMAX and Other Fixed Wireless Broadband Systems

        Telecom carriers and service providers using our products include, among others:

—	ACCESS KENYA
—	AIRCEL, INDIA
—	ALLEGRO NETWORKS, AUSTRALIA
—	ALLTEL, USA
—	ALTITUDE TELECOM, FRANCE
—	BALTICUM TV
—	BHARTI TELE-VENTURES LIMITED ( AIRTEL ENTERPRISE SERVICES), INDIA

—	CABLE & WIRELESS, Worldwide
—	CENTER TELECOM, RUSSIA
—	CIELUX, DRC
—	DIGICEL, CARIBBEAN
—	DIGITAL BRIDGE COMMUNICATIONS, USA
—	ELRO, DENMARK
—	EMTEL, MAURITIUS
—	ENFORTA, RUSSIA
—	ENTEL CHILE SA, CHILE
—	ERTACH SA (FORMERLY MILLICOM), ARGENTINA
—	FINNET GROUP, FINLAND
—	GHANA TELECOM, GHANA
—	IBERBANDA, S.A, SPAIN
—	ICE COSTA RICA
—	IRISH BROADBAND INTERNET, IRELAND
—	JSC COMSTAR - UNITED TELESYSTEMS, RUSSIA
—	KDN, KENYA
—	LINKEM ITALY
—	MEGAFONE, RUSSIA
—	MONACO TELECOM, MONACO
—	MONARCH COMMUNICATIONS, NIGERIA
—	MTN UGANDA, UGANDA
—	NEOTEL DOO, - MACEDONIA
—	NETIA SA, POLAND
—	NGI, ITALY
—	NTT WEST, JAPAN
—	ORANGE BOTSWANA
—	RACSA, COSTA RICA
—	SOVINTEL, RUSSIA
—	TELECOM NAMIBIA, NAMIBIA
—	TELEFONICA CELULAR DEL PARAGUAY
—	TELEKOM SERBIA, SERBIA
—	TELKOM SOUTH AFRICA LTD., SOUTH AFRICA
—	TELENOR, NORWAY
—	TPSA POLAND, POLAND
—	TRANS TELEKOMUNIKACJA POLSKA S.A., BULGARY
—	UKRANIAN HIGH TECHNOLOGIES, UKRAIN
—	VMAX, TAIWAN
—	VODAFONE ROMANIA S.A, ROMANIA

TECHNOLOGIES UNDERLYING OUR PRODUCTS

        We use internally developed core technologies and continue to invest heavily in augmenting our expertise in networking, radio, digital signal processing (“DSP”) modem technologies, Media Access Control (“MAC”) technologies and Radio Resource Management (“RRM”) technologies. We also participate as active members in international standards committees.

Networking Technology

        To support the OPEN WiMAX concept and our 4Motion™ solution as well as our BreezeMAX and other products, we have developed or otherwise acquired, and continue to invest in, networking expertise in the areas of IP Access and Mobile IP that is particularly adapted for mobile WiMAX networks, Access Service Networks Gate Ways (“ASN-GW”), Point-to-Point Protocol Over Ethernet (“PPPoE”) tunneling, VPN and VoIP, based on industry standards, such as H.323, SIP and MGCP, and other Internet standards and protocols. To support the SentieM™ technologies embedded in our 4Motion™ solution as well as our BreezeMAX and other products, we have developed or otherwise acquired, and continue to invest in, distributed radio architecture and hierarchical ASN-GW network architecture. We have also developed, and are continuing to develop, know-how to satisfy market requirements with respect to quality of service, classes of services, committed information rate, maximum information rate, virtual LAN management and prioritization. We are developing access technology based on the IEEE 802.16-2004 (16d) and the IEEE 802.16e-2005 (16e) standards, as well as the WiMAX Forum™ technical specifications for both radio access and networking to further support the needs of customers using WiMAX. We have also developed a network management system that provides network surveillance, monitoring and configuration capabilities for all our products.

Radio Technology

        We have in-house radio development capabilities to address the diverse frequency bands and modulation methods of our products. The frequency bands include, among others, 900 MHz, 2.4 GHz, 2.3, 2.5-2.7 GHz, or MMDS, 3.3-3.8 GHz, 4.9-6 GHz, 10.5 GHz and 26 and 28 GHz. The modulation methods include Frequency Hopping Spread Spectrum (FHSS), Gaussian Frequency Shift Keying (GFSK), Direct Sequence Spread Spectrum (DSSS), Single Carrier QAM and OFDM and OFDMA. Our products include both TDD and FDD radios.

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

        We have developed or otherwise acquired, and continue to invest in, radio technology expertise, specifically high efficiency, high power radios and new interfaces between the modem and the remote radio heads.

Digital Signal Processing (“DSP”) Modem Technology

        We maintain strong expertise in DSP and in modem design. Our capabilities include a hardware oriented design, as well as programmable DSP oriented design. Our modem design hinges on the Software Defined Radio paradigm. The extensive configurability of our base station modems, through Field Programmable Gate-Array (FPGA) and DSP reprogramming, allows us to readily introduce advanced features to our products and to follow amendments to emerging standards, including capability to upgrade deployed networks by downloading only software. Similarly, our CPE designs allow for upgradeability through over the air software download, simplifying our customer’s operations.

        We have developed the BreezeMAX base station platform, which is designed to support the WiMAX (IEEE 802.16 and HIPERMAN) air interface specification. The platform supports the multiple antenna elements per sector to exploit the smart-antenna signal processing techniques for improved coverage and network capacity. The programmable DSP-based architecture of the BreezeMAX platform enables us to support the IEEE 802.16-2004 standard, as well as the IEEE 802.16e-2005 standard for broadband mobile, while enjoying the benefits of OFDMA and smart-antenna processing. The base station architecture and capabilities are closely aligned and synchronized with the CPE application-specific integrated circuit (“ASIC”) and reference design developed by Intel resulting from our collaboration, which began in 2003, to ensure optimum performance in future WiMAX deployments. We are working closely with additional Mobile WiMAX user terminal system on a chip (SoC) silicon providers to ensure proper interoperation of our base station equipment with their devices.

        To support the SentieM™ technologies embedded in our 4MotionTM solution, as well as our BreezeMAX and other products, we have developed or otherwise acquired, and continue to invest in MIMO and beam forming and SDMA technologies.

        We have also developed mixed signal ASICs containing DSP cores. Inclusion on-chip of analog-digital converters is instrumental to both cost reduction and power consumption reduction. First generation ASIC supports our IEEE 802.11-based FH-GFSK products, with the above-standard capability of delivering 3 Mbps, with automatic fall back to 2 Mbps and 1 Mbps as necessary. Our second generation ASIC is optimized for OFDM modulation, as used by the IEEE 802.11a/g standards and the recently approved IEEE 802.16a standard. This ASIC is based on proprietary programmable “very long instruction word” DSP architecture. The programmable architecture allows us to implement numerous beyond-standard capabilities, such as OFDMA extensions to the baseline OFDM mode. This system-on-a-chip ASIC has been used as a key component of our BreezeACCESS-OFDM products. An additional ASIC developed in-house supports our WALKair products, with a full duplex point-to-multipoint single carrier trellis-coded 64QAM modem. An ASIC was developed for the eMGW product to reduce the product’s costs.

        We designed the FWA eMGW system to provide data services to wireless subscribers on top of voice services. The subscriber unit is based on our ASIC implementing functions of the PHY and MAC layers of the air interface. The eMGW base station design includes Voice echo canceling and fax/modem detection algorithm to support high spectrum efficiency while ensuring toll quality voice.

MAC and RRM Technologies

        We have developed or otherwise acquired, and continue to invest in, MAC and RRM technology expertise that support channel aware rate adaptation and power control technology (part of the SentieM™ suite) technologies as well as advanced packet data scheduling and OFDMA frame building technologies embedded in our BreezeMAX and 4Motion products. Additional features developed or otherwise acquired are MAC and RRM support for MIMO transmissions in the downlink, collaborative MIMO reception in the uplink and beam-forming in the downlink.

Participation in International Standards Committees

        As part of our strategy to become a technology leader and influence the industry in specific areas, we have, since our inception, been active members in standardization committees.

        We are a principal founder of the WiMAX Forum™, a non-profit organization whose members work to promote adoption of the IEEE 802.16 OFDM/OFDMA standard and to certify interoperability of compliant equipment. Our representative on the board of directors of the WiMAX Forum™ is Dr. Mohammad Shakouri, Corporate Vice President of Marketing at Alvarion, who holds the position of Vice Chair of the WiMAX Forum™ and chairs the Marketing Working Group. For a more detailed description of the WiMAX Forum™, please see “–Industry Dynamics–Our Existing Market: WiMAX and Wireless Broadband for primary broadband Access Services–WiMAX Technology, Applications and Industry Advantages.”

        The scope of the IEEE 802.16-based standard is the Wireless MAN, supporting larger range fixed/nomadic/mobile broadband access networks with more performance and dedicated high-end services. Our engineers actively participate in the technical group for defining inter-operability profiles and tests. Our representative, Dr. Vladimir Yanover, holds the position of chair of WiMAX Forum™‘s Technical Working Group (TWG), which is responsible for defining the interoperability profiles and the interoperability and conformance tests for the IEEE802.16e-2005 standard.

        We actively participate in the IEEE 802.16‘s Broadband Wireless Access work group. Similarly, we are part of the WiMAX Forum™‘s groups that define and improve the OFDM/OFDMA mode for both fixed and mobile broadband applications and that improve the ability of the IEEE 802.16 standard to increase its market footprint in license-exempt applications.

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

        Our products are aimed at the WiMAX, other wireless broadband and wireless broadband combined with wireless voice markets. We sell in these markets directly through OEM agreements or other strategic partner arrangements with leading telecommunications suppliers, as well as indirectly through our distribution channels, which market primarily to smaller ISPs and operators. Additionally, to achieve broad and rapid market penetration, we cultivate direct relationships with communication service providers. By doing so, we believe that we are better able to understand the needs of new operators such as Innovative Challengers, Tier One and global operators, and are better able to identify and anticipate trends in the WiMAX and wireless broadband market.

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

        On June 11, 2008, we and Nortel Networks Limited (“Nortel”) entered into a joint strategic agreement . Our agreement covered the resale by Nortel of our platform of WiMAX access products in order to form, together with Nortel’s core network solutions, backhaul solutions, applications services for WiMAX, an end-to-end solution for customers. Our agreement also covered Nortel’s contribution of resources and funding to accelerate our development of our portfolio of WiMAX base stations. Pursuant to the provisions of our agreement, during the term, we were to be Nortel’s exclusive supplier of WiMAX IEEE 802.16(e) 2X2/2X4 macro base stations and the parties designated account leads in order to go to market in the most efficient and effective manner.

        On January 14, 2009 Nortel and certain of its subsidiaries and affiliates filed for protection from creditors in several jurisdictions, including Canada, UK and the US. On January 29, 2009, we were notified by Nortel of its decision to repudiate our agreement. See “Item 5 A –Operating and Financial Review and Prospects–2008 Highlights”.

        We have strong relationships with leading incumbents and leading telecom operators to whom we sell our solutions directly. Our relationships are primarily based on the following common activities: (i) We are building together the industry and leadership position; (ii) We have a common strategy and participate in world-wide standards authorities and consortia; (iii) We have a positive commercial relationship and share a common vision and joint marketing activities.

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

        We derive our revenues from different geographical regions. For a more detailed discussion regarding the geographic allocation of our revenues based on the location of our customers, see “Item 5A–Operating and Financial Review and Prospects–Operating Results.”

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

        We organize technical seminars covering general technologies, as well as specific products and applications. We also have qualification programs to advance the technical knowledge of our distributors and their ability to sell and support our products. These seminars are held in various countries and in different languages as needed.

MANUFACTURING OPERATIONS AND SUPPLIERS

        We currently subcontract most of the manufacturing of our products. We have a pre-qualification process for our contract manufacturers, which includes the examination of the technological skills, production capacity and quality assurance ability of each contract manufacturer. Our manufacturing capacity planning is based on rolling forecasts done on a monthly basis. The forecasts provided to the sub-contractors are based on internal company forecasts, and are up to six months. We purchase our raw materials from several suppliers.

        Our products are currently manufactured primarily by several contract manufacturers located in Israel, the Philippines and Taiwan. Our quality assurance, final assembly and testing operations of our products are performed at our facilities in Tel Aviv, Omer, and in our leased premises at some of our subcontractors’ facilities in Israel as well as at some of our contract manufacturers. We have processes in place for the ongoing performance of quality assurance at our own facilities and at our subcontractors’ facilities. Equipment owned by us and used for final assembly and testing is located at our facilities in Tel Aviv, Omer and in our leased premises at the facilities of some of our subcontractors in Israel as part of our Approved Enterprise programs.

        We monitor quality with respect to each major stage of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing and packaging and shipping.

        All our manufacturing locations in Israel and in the Philippines are ISO 9001 certified, which verifies that our manufacturing processes adhere to established standards. We require from our Israel-based contract manufacturers to be ISO 9002 certified. Our contract manufacturers are ISO 9002 certified. Our Tel Aviv and Omer locations are also ISO 14000 and ISO18000 certified.

PROPRIETARY RIGHTS

        In order to protect our proprietary rights in our products and technologies, we rely primarily upon a combination of patents, trademarks, trade secrets, and copyrights, as well as confidentiality, non-disclosure and assignment of inventions agreements. We have 52 patents issued by patent offices in several countries, and 89 pending patent applications. The proprietary rights described above are material to our business and profitability. Because our proprietary rights are diversified and independent of each other, we believe that we are not dependent on any one patent.

        We have trademark registrations in Israel, the United States, the European Union and many other countries. In addition, we have typically entered into nondisclosure, confidentiality and assignment of inventions agreements with our employees, consultants and with some of our suppliers and customers who have access to sensitive information. We cannot assure you that the steps taken by us to protect our proprietary rights will be sufficiently adequate to prevent misappropriation of our technology or independent development or the sale by others of products with features based upon, or otherwise similar to, those of our products.

        Given the rapid pace of technological development in the communications industry, we also cannot assure you that our products may not be adjudicated as infringing on existing or future proprietary rights of others. Although we believe that our technology has been independently developed and that none of our intellectual properties infringe upon the rights of others. From time to time, we receive letters alleging that we have infringed upon a patent, trademark, license or other proprietary right. We have no assurance that any such allegation will not have a material adverse affect on our business, financial condition or results of operations.

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

        As part of our efforts to support an ecosystem focused on broader choice, competitive equipment and service costs for WiMAX technology, devices and applications globally, we have recently joined the Open Patent Alliance (“OPA”) as a board member. One of the key objectives is to form a WiMAX patent pool to aggregate patent rights, which are needed to implement the WiMAX standard. As a result, we expect that patents pertaining to WiMAX and their associated royalty rates will be more predictable and transparent and have a lower cost. Furthermore, OPA may act as a “one stop shop” where companies building WiMAX solutions can obtain use of the patents more simply and cost effectively using a more competitive royalty structure that charges only for the features required to develop WiMAX products.

THE COMPETITIVE ENVIRONMENT IN WHICH WE OPERATE

        The markets for our products are very competitive, and we expect that competition will increase in the future as WiMAX technology is further adopted by major network equipment providers and when the personal broadband WiMAX market matures, both with respect to products that we are currently offering and with respect to products that we are developing. We also expect competition in this market to increase in light of announcements by large telecom equipment vendors with respect to their intention to serve this market. We believe that the principal competitive factors in the markets for our products include:

—	price and price/performance ratio;

—	flexibility;

—	superior technology;

—	innovation;

—	service and spectrum regulation and product certifications;

—	vendor financing;

—	ability to support new industry standards;

—	product time to market;

—	brand strength, go-to market capabilities and sales channels;

—	systems integration; and

—	quality of service.

        Companies that are engaged in the manufacture and sale or the development of products that compete with our wireless broadband products include Airspan Inc., Alcatel-Lucent, Aperto Networks, Cisco Systems, Ericsson, Huawei Technologies, Motorola, Nokia–Siemens Networks, Redline Communications, Samsung, SR Telecom and ZTE. Other vendor members of the WiMAX Forum™ may become our competitors in the future.

        Our products use wireless media, which also compete with alternative telecommunications transmission media, including leased lines, copper wire, fiber-optic cable, cable modems, satellite technologies and television modems. Our products compete with other wireless media technologies, including (i) 3rd Generation cellular technologies (“3G”), HSPDA, HSUPA, EVDO and (ii) 4th generation cellular technologies (“4G”), such as UMB and Long Term Evolution (“LTE”). Although LTE and Mobile WiMAX are based on the same fundamental technologies, they originate from different eco-systems. WiMAX technology is considered to have a two or three year time-to-market advantage over LTE. However, over the last two years, LTE’s 4G has been adopted rapidly by cellular operators and their traditional eco-systems throughout the world, and we expect increased competition between WiMAX and LTE over the course of the next few years.

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

GOVERNMENT REGULATION

        Our business is premised on the availability of certain radio frequencies for two-way broadband communications. Radio frequencies are subject to extensive regulation under the laws of each country and international treaties. Each country has different regulation and regulatory processes for wireless communications equipment and uses of radio frequencies. In the United States, our products are subject to FCC rules and regulations. In other countries, our products are subject to national or regional radio authority rules and regulations. Current FCC regulations permit license-free operation in FCC-certified bands in the radio spectrum in the United States. Outside of the United States the use of spectrum license, if any, and the purposes of such use, vary from country to country. Some of our products operate in license-exempt bands, while others operate in licensed bands. The regulatory environment in which we operate is subject to significant change, the results and timing of which are uncertain.

        In many countries, the unavailability of radio frequencies for two-way broadband communications has inhibited the growth of these networks. The process of establishing new regulations for wireless broadband frequencies and allocating these frequencies to operators is complex and lengthy. The regulation of frequency licensing began during 1999 in many countries in Europe and South America and continues in many countries in these and other regions. Licensed blocks in 2.3, 2.5, 3.3, 3.5, 3.6 GHz were released in some countries. However, this frequency licensing regulation process may suffer from delays that may postpone commercial deployment of products that operate in licensed bands in any country that experiences this delay. As an example, India is expected to allocate licenses during 2009, following a lengthy process and several delays. In Europe, the European Civil Code (the “ECC”) has recently assigned the spectrum in 3.4-3.8GHz to broadband applications, in a flexible and technology-neutral mode. However, the implementation of the ECC decisions in individual countries may suffer delays or may be limited to a relatively small range of spectrum. In addition to the above, in some countries, particular frequency bands were allocated for licensing; for example, in 2007, the AWS band was auctioned by the FCC in the United States. Our current customers that commercially deploy our licensed band products have already been granted appropriate frequency licenses for their network operation. In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions. In October 2007, the Radio-communication Sector of the International Telecommunication Union (ITU-R) made a decision that effectively includes WiMAX technology in the IMT-2000 set of standards. This inclusion of WiMAX in IMT-2000 may be viewed as placing WiMAX on equal footing with the legacy-based technologies ITU-R already endorses. However, establishing new regulations in individual countries for wireless broadband frequencies and allocating frequencies to operators is complex and lengthy. The European Commission started a process to revise the 2.5-2.69GHz regime to provide more flexibility in the spectrum usage and a more balanced protection of the TDD operation. A change in the European regulation may imply a need for revised type approval norms; such revisions may involve a lengthy process.

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

C.	ORGANIZATIONAL STRUCTURE

        The following is a list of our subsidiaries, each of which is wholly-owned:

—	Alvarion, Inc., incorporated under the laws of Delaware, United States;

—	Alvarion Mobile, Inc., incorporated under the laws of Delaware, United States, is a wholly owned subsidiary of Alvarion Inc.;

—	Alvarion UK LTD., incorporated under the laws of England;

—	Alvarion SARL*, incorporated under the laws of France;

—	Alvarion SRL, incorporated under the laws of Romania;

—	Alvarion Asia Pacific Ltd., incorporated under the laws of Hong Kong;

—	Alvarion do Brasil LTDA, incorporated under the laws of Brazil;

—	Alvarion Uruguay SA, incorporated under the laws of Uruguay;

—	Alvarion Japan KK, incorporated under the laws of Japan;

—	Alvarion Israel (2003) Ltd., incorporated under the laws the State of Israel;

—	Alvarion Spain, S.L, incorporated under the laws of Spain;

—	Tadipol-ECI Sp.z o.o.,** incorporated under the laws of Poland;

—	Alvarion Telsiz Sistemleri Ticaret A.S.**, incorporated under the laws of Turkey;

—	Alvarion de Mexico S.A de C.V, incorporated under the laws of Mexico;

—	interWAVE Communications International SA, incorporated under the laws of France;

—	Alvarion Philippines incorporated under the laws of Philippines;

—	Kermadec Telecom B.V. incorporated under the laws of Holland;

—	Alvarion South Africa (Pty) Ltd., incorporated under the laws of South Africa;

—	Alvarion Italy SRL incorporated under the laws of Italy;

—	Alvarion GmbH incorporated under the laws of Germany;

—	Alvarion Singapore PTE LTD., incorporated under the laws of Singapore.

—	Alvarion BWA Wireless Solutions India Private Limited, incorporated under the laws of India;

—	Alvarion del Ecuador S.A, incorporated under the laws of Ecuador;

—	Alvarion Chile LIMITADA, incorporated under the laws of Chile;

—	Alvarion S.A., incorporated under the laws of Argentina; and

—	Alvarion Costa Rica S.A, incorporated under the laws of Costa Rica.

*Alvarion SARL is a wholly-owned subsidiary of Alvarion UK LTD.

** Alvarion Telsiz Sistemleri Ticaret A. S. and Alvarion – Tadipol – ECI Sp.zoo are wholly owned subsidiaries of Kermadec Telecom B.V.

In addition, we have representative offices in China, Italy and Russia.

D.	PROPERTY, PLANTS AND EQUIPMENT

        We do not own any real estate. As of December 31, 2008, we leased an aggregate of approximately 262,000 square feet in Israel for annual lease payments (including management fees) of approximately $4.2 million and incurred annual parking expenses in connection with these leases of approximately $0.4 million. These premises consist mainly of our corporate headquarters in Tel-Aviv, Israel, and two separate warehouses located in Israel. We have been occupying our main premises since April 2001, these premises serve as our corporate headquarters, as well as the site at which we conduct our main research and development activities and some quality assurance, final assembly and testing operations. Our main lease expires in the year 2011. We also lease approximately 17,250 square feet of office facilities in Mountain View, California, at an annual rent of approximately $0.2 million. These premises serve as the corporate headquarters of our U.S. subsidiary, Alvarion Inc, and as our principal sales and marketing office in North America. We also lease approximately 2,803 square feet of office facilities in Romania, at an annual rent of approximately $0.7 million. These premises serve as the corporate headquarters of our Romanian subsidiary, Alvarion SRL, and as our principal Research and development and technical support office in Romania. In addition, we lease office space for the operation of our facilities in France, Romania, China, Uruguay, Japan, Brazil, Mexico, Philippines, Poland, Russia, Singapore, Italy, South-Africa and Spain.

        We believe that the facilities we currently lease are adequate for our current requirements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3–Key Information–Risk Factors.”

A.	OPERATING RESULTS

        Overview

        We are a leading provider of WiMAX and non-WiMAX wireless broadband systems. We supply carriers, ISPs and private network operators with WiMAX and other wireless broadband solutions. Our solutions are designed to cover the full range of frequency bands with fixed, portable and mobile applications, to enable the delivery of personal broadband services and primary broadband services such as business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, services for various vertical markets such as municipalities, public safety, mining, oil and gas, utilities, video surveillance and border control.

        We believe we will see demand in the consumer and business/government segments for bandwidth-intensive applications (video, data and voice) in the anticipated mobile environment. Our vision is to deliver personal broadband networks, which will combine broadband and mobility to subscribers by being at the forefront of exploiting the benefits of OPEN architecture characteristics of WiMAX.

        We believe that one of our key challenges is to successfully manage the transition from our non-WiMAX to WiMAX products and from one WiMAX solution to another. This challenge also includes leveraging our experience and leadership in both non-standard BWA and current WiMAX markets, combined with our brand strength, broad customer base and innovative technology in order to play an important role in the WiMAX-based mobile broadband market as well. Other key challenges are to become a major player in the personal broadband equipment market and win support for our OPEN WiMAX strategy, which enables communication service providers to choose the combination of vendors and partners that best fit their specific requirements.

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

        Our solutions are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, from the consumers, residential and SOHO markets, through SMEs and multi-tenant units/multi-dwelling units as well as applications in various vertical markets.

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

        On November 21, 2006, we sold substantially all of the assets and certain liabilities related to our CMU business to LGC, a privately held U.S. company, in exchange for promissory notes and convertible notes of LGC. In September 2007, LGC converted our convertible notes into LGC shares and thus we became a shareholder of LGC. In November 2007, ADC acquired all of LGC shares in a cash transaction. The CMU business was classified as discontinued operations.

        2008 Highlights

        2008 was a year of expansion and adoption of WiMAX technology worldwide. We believe that our strategy of engaging with operators for all applications early on and growing with our customers has resulted in increased revenues from the sale of WiMAX equipment.

        In 2008, our revenues increased by 19% to approximately $281.3 million from approximately $236.6 million in 2007, primarily due to the continuous strong demand for WiMAX despite the concerns over a spreading global recession. Our BreezeMAX revenues reached $171 million. This revenue strength allowed us to continue to invest in our Open WiMAX initiatives, and remain cash flow positive.

        We successfully penetrated the mobile WiMAX market as we demonstrated that our WiMAX solution could enhance operators’ business model with total cost of ownership benefits.

        In 2008 we won turnkey projects, providing complete turnkey solutions from design and planning to implementation, on our own and with partners. A few of the deals we won have the potential to generate revenues in excess of $20 million each in the next two to three years in various regions of the world. Towards the second half of 2009 and into 2010, we expect to begin translating these deals to revenues as we reach various milestones. In addition, we formed numerous OPEN WiMAX strategic relationships, adding technology, integration and channel partners. In order to ensure the timely introduction of a host of mobile WiMAX devices, we are working closely with Accton Wireless Broadband and we pursued interoperability testing with major chips and device manufactures.

        During 2008, we were among the first three vendors to achieve mobile WiMAX certification. Our equipment was deployed in the first commercial mobile WiMAX in North America. We believe that there is a strong demand for broadband access, and governments all around the world including Japan, Europe, Australia and the United States are creating programs to extend broadband coverage as a matter of the national competitiveness.

        In addition, a host of new mobile data opportunities in public safety, border control, utilities and other vertical markets are emerging. We believe WiMAX is the most cost effective and mature technology available in the market which addresses all these applications.

        Corporate and consumer spending has been reduced by periods of economic slowdown or recession around the world or the public perception that these periods of economic slowdown or recession may occur. This may create new challenges for us if these general economic conditions fail to improve or deteriorate.

        We believe that our achievements in 2008 will enable us to continue to improve our long-term performance and to meet our long-term Broadband Wireless and WiMAX technical, financial and strategic objectives. During 2008, we increased our revenues by approximately 19% in comparison to 2007 and experienced low revenue growth of our non-WiMAX products (approximately 2% over 2007) due primarily to the continuing market transition to WiMAX-based products.

        In addition, during 2008, we continued to increase our investments in our WiMAX solutions, in particular mobile WiMAX products, and as a result, we increased our overall operating expenses by approximately 14%; our gross margin decreased to approximately 47% of our revenues, compared to approximately 50% of revenues in 2007. This decrease in gross margin is mainly a result of the standardization of the market as competition increases, as well as the shift in the mix of products that generate our revenues, such as an increase in the volume of lower-margin Customer Premise Equipment.

        During 2008 we entered into a strategic WiMAX agreement with Nortel to create an end-to-end WiMAX solution. The agreement covered a joint product and business development alliance and research and development funding. In January 2009, Nortel filed for bankruptcy protection and subsequently repudiated the joint WiMAX agreement between us. As a result, towards the end of the year 2008 we were not able to recognize approximately $2.4 million of revenues that were already shipped in 2008 and provided for $338,000 as expenses for doubtful accounts.

        By the end of 2008, due to the global slowdown and the credit crunch in the global capital markets we implemented a cost reduction plan including the layoff of approximately 100 of our employees and vacating certain leased premises. As a result we recorded a restructuring charge of approximately $2.9 million in 2008.

        Our net loss amounted to approximately $(5.5) million compared with net income of approximately $12.5 million in 2007. This net loss was primarily a result of our lower-than previously anticipated increase in revenues to approximately $281.3 million in 2008 compared to approximately $236.6 million in 2007, the increase in our cost of sales to approximately $144.3 million compared to approximately $114.1 million and decrease in gross margin from 49.8% to 47.5%, together with an increase in our operating expenses to approximately $143.2 million compared to approximately $125.3 million in 2007 and a decrease in our financial income to approximately $4.3 million due to the lower interest rates that we obtained on our deposits and marketable securities. Our 2007 net income also includes other income relating to the gain from the sale of the investment in LGC and the income derived from the promissory notes which became due as a result of the acquisition of LGC by ADC at the total amount of approximately $8.3 million and income from discontinued operations of $5.4 million.

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

        The following is a summary of certain critical principles, which have a substantial impact upon our financial statements and which we believe are most important to keep in mind in assessing our financial condition and operating result:

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

        We generally do not grant a right of return on our products. However, we have granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are recognized based on their history of actual returns provided that all other revenue recognition criteria are met.

        In cases in which we are obligated to perform post delivery installation services, revenues are recognized upon completion of the installation.

        In transactions, where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

        Accounts Receivable. We are required to assess the collectability of our accounts receivable balances. Generally, we do not require collateral; however, under certain circumstances we require letters of credit, other collateral, additional guarantees or advance payments. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including, but not limited to, the current credit-worthiness of each customer. We regularly review the amounts due and related allowance by considering factors, such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. For certain accounts receivable balances, we are also covered by foreign trade risk insurance. Should we consider it necessary to increase the level of provision for doubtful accounts, required for a particular customer, then additional charges will be recorded when they become probable..

        Inventory Valuation. Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which we operate the wide range of products that we offer and the sales-cycles we experience all contribute to the exercise of judgment relating to maintaining, utilizing and writing-off inventory. The estimates of future demand that we use in the valuation of inventory are the basis for our revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. We write-down our inventory for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated market value which is based on assumptions about future demand and market conditions. We may be required to record additional inventory write-downs if actual market conditions are less favorable than those projected by our management.

        Note 2g to our financial statements describes the write-offs and provisions that we made and recorded in2006, 2007 and 2008 to reflect the decline from our expectations in the value of inventory, which had become excessive, unmarketable or otherwise obsolete or the inventory of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate. In addition, changes in demand, which result in increased demand for our products, may lead to utilization of our previously written-off products. Note 2g to our financial statements describes the effect of the utilization of the related products of our prior years’ written-off components, which are reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized.

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

        Goodwill. We review goodwill for impairment annually and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its fair value. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

We operate in one operating segment, and this segment comprises our only reporting unit. As of December 31, 2008, we had total goodwill of $57.1 million on our balance sheet. In calculating the implied fair value of the reporting unit, we used market capitalization calculated based on our share price for a reasonable period. As of the year ended December 31, 2008, no impairment loss was identified.

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

        Stock-Based Compensation Expense. We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Stock-based compensation expense recognized under SFAS 123(R) for 2007 and 2008 was $7.4 million and $7.6 million, respectively. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model and for restricted stock units and options granted with par value exercise price, the fair value is calculated by multiplying the share price at the date of grant with the number of options granted. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock options in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use historical behavioral patterns rates of employee groups by job classification. In 2008, the expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

        Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. In addition, we are subject to the continuous examination of our tax returns by the local tax authorities in each country that we have established corporations. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. On January 1, 2007, we adopted FIN 48. The adoption of FIN 48 to our tax positions had no effect on our Shareholders’ Equity for 2007.

Results of Operations

        The following tables present our total revenues attributed to the geographical regions based on the location of our customers for the years ended December 31, 2006, 2007 and 2008:

	2006		2007		2008
	Total revenues	Percentage	Total revenues	Percentage	Total revenues	Percentage
	In thousands	Of sales	In thousands	Of sales	In thousands	Of sales

Israel	$863	0.5%	$861	0.4%	$1,254	0.4%
North America
(including the
United States and
Canada)	25,047	13.8%	32,767	13.9%	42,683	15.2%
Europe (excluding
Russia, Romania,
Italy, Spain and
Denmark)(1)	39,881	22.0%	55,484	23.4%	54,812	19.5%
Russia	9,517	5.2%	10,277	4.3%	12,262	4.4%
Romania	13,438	7.4%	10,114	4.3%	6,772	2.4%
Italy	10,771	5.9%	13,269	5.6%	11,873	4.2%
Spain	14,563	8.0%	13,767	5.8%	11,301	4.0%
Denmark	22	0.0%	2,501	1.1%	19,378	6.9%
Africa	22,904	12.6%	26,609	11.3%	38,549	13.7%
Asia	13,731	7.6%	19,942	8.4%	29,214	10.4%
Latin America	30,857	17.0%	50,982	21.5%	53,183	18.9%

	$181,594	100%	$236,573	100%	$281,281	100%

    (1)        We have listed Russia, Romania, Italy, Spain and Denmark separately within this table because they were each above 5% of our total revenues during at least one of the last 3 years. The following tables set forth, for the periods indicated, selected items from our consolidated statement of operations in U.S. dollars in thousands and as a percentage of total sales:

	Year Ended December 31,
	2006	2007	2008
	(In thousands)

Sales	$181,594	$236,573	$281,281
Cost of sales	80,410	114,099	144,326
Write-off of excess inventory and provision for inventory
purchase commitments	9,472	4,762	3,457

Gross profit	91,712	117,712	133,498

Operating costs and expenses:
Research and development, gross	42,042	54,967	69,952
Less - grants and participations	3,235	3,578	10,273

Research and development, net	38,807	51,389	59,679
Selling and marketing	44,929	55,943	60,521
General and administrative	13,680	15,426	18,813
Amortization of intangible assets	2,676	2,544	1,327
Restructuring and other related expenses	-	-	2,914

	Year Ended December 31,
	2006	2007	2008
	(In thousands)

Total operating expenses	100,092	125,302	143,254

Operating loss	(8,380)	(7,590)	(9,756)
Other income	-	8,265	-
Financial income, net	3,796	6,453	4,297

Income (loss) from continuing operations	(4,584)	7,128	(5,459)
Income (loss) from discontinued operations, net	(36,167)	5,413	-

Net income (loss)	$(40,751)	$12,541	$(5,459)

	Year Ended December 31,
	2006	2007	2008
	(As a percentage of sales)

Statement of Operations Data:
Sales	100.0%	100.0%	100.0%
Cost of sales	44.3	48.2	51.3
Write-off of excess inventory and provision for inventory
purchase commitments	5.2	2.0	1.2

Gross margin	50.5	49.8	47.5

Operating costs and expenses:
Research and development, gross	23.2	23.2	24.9
Less - grants and participations	1.8	1.5	3.7

Research and development, net	21.4	21.7	21.2
Selling and marketing	24.7	23.6	21.5
General and administrative	7.5	6.6	6.7
Amortization of intangible assets	1.5	1.1	0.5
Restructuring and other related expenses	-	-	1.0

Total operating expenses	55.1	53.0	50.9

Operating loss	(4.6)	(3.3)	(3.4)
Other income	-	3.5	-
Financial income, net	2.1	2.8	1.5

Income (loss) from continuing operations	(2.5)	3.0	(1.9)
Income (loss) from discontinued operations, net	(19.9)	2.3	-

Net income (loss)	(22.4)%	5.3%	(1.9)%

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

        On November 21, 2006, we sold substantially all of the assets and certain liabilities related to the CMU, a separate reporting unit, representing the majority of former interWAVE business, to LGC. Pursuant to the terms of the sale agreement, LGC issued to us promissory notes and a convertible note. At closing, we recognized such transaction as a divestiture of operations and therefore the results of the CMU activities for all reported periods were presented in one line item in the statement of operations below the results from continuing operations under the “Income (loss) from discontinued operations”. The results of the CMU operations are presented as discontinued operations for all periods presented. Note 1c to our financial statements further describes this transaction.

        Sales. Sales in 2008 were approximately $281.3 million, an increase of approximately 19% compared with sales of approximately $236.6 million in 2007. In 2008, BreezeMAX revenues totaled approximately $171 million or 61% of total revenue, compared with approximately $124 million or 52% of revenue in 2007. The increase of our total sales in 2008 resulted primarily from the continued growth of the BreezeMAX revenues, which was caused by the continued transition in the market from non-WiMAX to WiMAX based solutions. Our revenues from non-WiMAX broadband wireless products remained at approximately the same level as the previous year.

        Sales in Europe, the Middle East and Africa reached approximately 56% of our sales in 2008 and totaled $156 million, which represents an increase of approximately 18% over our 2007 sales in this region which were $132.8 million. This increase is mainly attributed to the fact that some trials and small-scale WiMAX deployments in 2007 and 2006 emerged into larger scale commercial deployments in 2008 and due to increased revenues primarily with a customer in Denmark. In addition, we experienced continued progress in the spectrum allocation process in this region and the adoption of our broadband wireless products by well-capitalized independent operators. Sales in Central and Latin America accounted for 19% of our sales in 2008 compared to 21% of our sales in 2007 in this region, which represents an increase of approximately 4% in percentage of total sales in this region mainly due to sales to several repeated customers in Mexico, Peru, Chile and Paraguay. Sales in North America accounted for approximately 15% of our sales in 2008, a minor change from our sales in 2007 in this region. Sales in Asia Pacific accounted for approximately 10% of our sales in 2008 compared to approximately 8% in 2007 in this region.

        Cost of sales. Cost of sales consists primarily of cost of components, cost of product manufacturing and assembly, labor, overhead and other costs associated with production. Cost of sales was approximately $144 million in 2008, an increase of approximately 26.5% compared with cost of sales of approximately $114 million in 2007. Cost of sales as a percentage of sales increased to approximately 51.3% in 2008 from approximately 48.2% in 2007. This increase is primarily attributable to the change in the mix of products that comprise our revenues. As the market moves towards standardization and more players enter into this market making the market more competitive for us, and as we shift in the mix of products that comprise our revenues, such as an increase in the volume of lower-margin CPE, we expect our gross margin to gradually decrease and stabilize at around 45%.

        Write-off of excess inventory and provision for inventory purchase commitments. We periodically assess our inventories valuation in accordance with obsolete and slow-moving items based on revenue forecasts and technological obsolescence. Should inventories on-hand exceed our estimates or become obsolete, for example, due to the transition in demand from non-WiMAX to WiMAX products, it would be written down or written off. This would result in a charge to our statement of operations and a corresponding reduction in our inventory and shareholders’ equity. Changes in demand for our products and in our estimates for demand create changes in provisions for obsolete inventory. As part of our ordinary course of business we evaluate, on a quarterly basis, our actual inventory needs versus our sales projections and write-off excess inventory and un-cancelable purchase commitments from our suppliers and subcontractors. As a result, we recorded charges related to the write-off of excess inventory and accrued a provision for inventory purchase commitments of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales that we did not consummate. In 2008, primarily as a result of the increase of our sales and due to efficiency steps taken within our operations, our write-off of excess inventory and our accrual of a provision for inventory purchase commitments decreased and amounted in the aggregate to approximately $3.5 million for the year ended December 31, 2008 compared to approximately $4.8 million for the year ended December 31, 2007.

        Inventory utilization. We perform periodically an inventory evaluation model in order to align our inventory levels to the market conditions and anticipated customer demand. In 2008 and 2007, approximately $2.5 million and $2.9 million, respectively, of inventory previously written-off consistent with our inventory evaluation model was used as components in our regular production course and were sold as finished goods to end users. The sales of these related manufactured products were reflected in our revenues without increasing the cost of sales in the period the inventory was utilized. This inventory utilization increased our gross margin by 0.9% in 2008 and by 1.2% in 2007.

        If the demand for our products suddenly and significantly decreased, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology, standardization and customer requirements, we could be required to increase our write-off of excess inventory, and our gross margin could be adversely affected. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times compared with the risk of inventory obsolescence. However, if the demand for our products increases beyond our expectations following write-down of inventory, we may further utilize our written down inventory. Such utilization may contribute to our gross margin in future periods. We cannot predict the likelihood of utilizing previously written-off inventory in future operations.

        Research and development expenses, net. Gross research and development expenses consist primarily of employee salaries, development-related raw materials and subcontractors, and other related costs partially offset by research and development funding. Gross research and development expenses were approximately $70 million in 2008, an increase of approximately 27.3% compared with gross research and development expenses of approximately $55 million in 2007. This increase is primarily attributable to an increase of approximately 5% in our research and development personnel in 2008, the intense investment in our WiMAX development and to certain research and development projects which were partially funded by the NRE grants and participations. Gross research and development, as a percentage of sales was 24.9% in 2008, compared with 23.2% in 2007. Grants and other participations for funding approved research and development projects totaled approximately $10.3 million in 2008 and $3.6 million in 2007. Research and development expenses, net, were approximately $59.7 million in 2008, compared with approximately $51.4 million in 2007.

        Selling and marketing expenses. Selling and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in selling and marketing activities, promotion, advertising, trade shows and exhibitions, travel and related expenses. Selling and marketing expenses were approximately $60.5 million in 2008, an increase of approximately 8.2% compared with selling and marketing expenses of approximately $55.9 million in 2007. This increase is primarily attributable to the increase in revenues. Selling and marketing expenses as a percentage of sales decreased to 21.5% in 2008 from 23.6% in 2007.

        General and administrative expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance, insurance costs, professional fees and other administrative costs. General and administrative expenses were approximately $18.8 million in 2008, an increase of approximately 22.0% compared with general and administrative expenses of approximately $15.4 million in 2007. This increase is related primarily to labor costs and legal expenses. General and administrative expenses as a percentage of sales increased to 6.7% in 2008 from 6.6% in 2007.

        Amortization of intangibles assets. As a result of our mergers and acquisitions activity in prior we years, had annual amortization charges of approximately $1.3 million recorded in 2008 compared to $2.5 million in 2007. The decrease is a result of the completion in 2008 of the amortization of intangible assets with useful lives of 3.75 years.

        Restructuring costs. During 2008, we implemented a cost reduction plan including the layoff of approximately 100 employees. We recorded a restructuring charge of approximately $2.9 million, which primarily consists of employees’ termination benefits, lease abandonment and repayment of grants.

        Financial income, net. Financial income, net, was $4.3million in 2008, a decrease of approximately 33.4% compared with financial income, net, of approximately $6.5 million in 2007. The decrease in financial income is attributed mainly to decrease yields on investments compared to the previous year due to the decrease in the global interest rates.

        Net income (loss). In 2008, net loss was approximately $(5.5) million, compared with net income of approximately $12.5 million in 2007 which included income from discontinued operations of approximately $ 5.4 million and other income of approximately $8.3 million.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

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

        Sales in Europe, the Middle East and Africa reached approximately 56% of our sales in 2007 and totaled $132.9 million, which represents an increase of approximately 19% over our 2006 sales in this region which were $112 million. This increase is mainly attributed to the fact that some trials and small-scale WiMAX deployments in 2006 emerged into larger scale commercial deployments in 2007 by Innovative Challengers and incumbents. In addition, we experienced continued progress in the spectrum allocation process in this region and the adoption of our broadband wireless products by well-capitalized independent operators. Sales in Central and Latin America accounted for 21.5% of our sales in 2007 compared to 17% of our sales in 2006 in this region, which represents an increase of approximately 65% in percentage of total sales in this region mainly due to sales to several repeat customers in Mexico, Peru, Chile and Paraguay. Sales in North America accounted for approximately 14% of our sales in 2007, a minor change from our sales in 2006 in this region. Sales in Asia Pacific accounted for approximately 9% of our sales in 2007 compared to approximately 8% in 2006 in this region.

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

        Write-off of excess inventory and provision for inventory purchase commitments. As part of our ordinary course of business we evaluate, on a quarterly basis, our actual inventory needs versus our sales projections and write-off excess inventory and un-cancelable purchase commitments from our suppliers and subcontractors. As a result, we recorded charges related to the write-off of excess inventory and accrued a provision for inventory purchase commitments of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales that we did not consummate. In 2007,primarily as a result of the increase of our sales and due to efficiency steps taken within our operations, our write-off of excess inventory and our accrual of a provision for inventory purchase commitments was decreased and amounted in the aggregate to approximately $4.8 million in 2007 compared to approximately $9.5 million in 2006.

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

        Research and development expenses, net. Gross research and development expenses were approximately $55 million in 2007, an increase of approximately 30.7% compared with gross research and development expenses of approximately $42 million in 2006. This increase is primarily attributable to an increase of approximately 16% in our research and development personnel in 2007 as part of the intense investment in our WiMAX development. Gross research and development, as a percentage of sales was 23.2% in 2007, compared to the same percentage in 2006. Grants from the Government of Israel and other jurisdictions for funding approved research and development projects totaled approximately $3.6 million in 2007 and $3.2 million in 2006. Research and development expenses, net, were approximately $51.4 million in 2007, compared with approximately $38.8 million in 2006.

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

        Amortization of intangibles assets. As a result of the merger with Floware, we acquired an identifiable intangible asset, which was defined as current technology with an aggregate value of $16.8 million. This amount is being amortized over the useful life of the asset, which is seven years. As a result of the acquisition of InnoWave in 2003, we acquired other acquisition-related intangibles such as current technology and customer relations with an aggregate value of $1.6 million, which amount is amortized over the useful life of these assets, which ranges between 3.75 to 7.75 years. The 3.75 amortization period ended during 2007. Amortization charges of approximately $2.5 million for all of these acquisition-related intangibles were recorded in 2007 compared to $2.7 million in 2006.

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

        Income (loss) from discontinued operations. The income (loss) from discontinued operations for the years ended December 31, 2007 and 2006 includes the activities of the CMU operations. The income from discontinued operation for the year ended December 31, 2007 of $5.4 million represents the cash collection from a former sale of CMU equipment and services which occurred before the sale of the CMU. For the year ended December 31, 2006, the loss from discontinued operations was $(36.2) million. The loss in 2006 consisted of impairment of goodwill, which amounted to $(23.4) million, loss of the discontinued operations, which amounted to $(7.6) million, and the loss from the sale of CMU operations, which amounted to $(5.2) million.

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

        Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations as recently experienced in Israel and especially larger periodic devaluations or revaluations, will have an impact on our profitability and period-to-period comparisons of our results of operations. In 2008, we have experienced an increase in the dollar cost of our operations in Israel. The effects of foreign currency re-measurements are reported in our consolidated financial statements in the statement of operations.

        To protect against exchange rate fluctuations, we have instituted several foreign currency hedging programs. These hedging activities consist of cash flow hedges of anticipated NIS payroll and forward exchange contracts to hedge certain trade payables payments in NIS. In 2008, the cash flow hedges were all effective. For more information, see “Item 11 – Qualitative and Quantitative Market Risks”.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	Israeli devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation %

2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9

        We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

        For a discussion of certain policies or factors relating to our being an Israeli company and our location in Israel, see “Item 3 – Key Information – Risk Factors – Risks Relating to Our Location in Israel”.

B.	LIQUIDITY AND CAPITAL RESOURCES

        The following sections discuss the effects of changes in our balance sheets, cash flows and commitments on our liquidity and capital resources.

Balance Sheet and Cash Flows

        Total cash, cash equivalents, short-term and long-term marketable securities and deposits were $140.6 million as of December 31, 2008, an increase of approximately $1.7 million or 1.2% from $138.9 million at December 31, 2007. Total cash, cash equivalents, short-term and long-term marketable securities and deposits as of December 31, 2007 reflect an increase of approximately $20 million or 17% from $118.4 million at December 31, 2006.

        Total cash and cash equivalents as of December 31, 2008 were $63.7 million, an increase of $11.6 million or 22.2% from $52.1 million at December 31, 2007. The increase resulted mainly from collecting cash proceeds from the following sources: (i) positive cash provided by operating activities; and (ii) the remainder of proceeds from the sale of our LGC shares as a result of the acquisition of LGC by ADC. These were partially offset by the repurchase of our shares. Total cash and cash equivalents as of December 31, 2007 were $52.1 million, an increase of $11.3 million or 27.6% from $40.8 million as of December 31, 2006.

        Our continuing operating activities provided cash of approximately $9.0 million, $13.5 million and $16.6 million in 2008, 2007 and 2006, respectively. The positive cash flow from operating activities for 2008 consisted primarily of net loss adjusted for non-cash activities, including stock-based compensation expenses, depreciation of fixed assets and amortization of intangible assets plus an increase of trade payables and other accounts payables and accrued expenses, partially offset by an increase in trade receivables, inventories and other accounts receivables. The positive cash flow in 2007 resulted from improvement in our operating results and an increase in other accounts payable partially offset by the increase in inventory, which was lower than the accounts payable increase. The cash flows provided in 2006 resulted from an increase in other accounts payable and a decrease in trade receivables partially offset by our net loss in this period together with a decrease in trade payables.

        Our continuing investing activities provided cash of approximately $6.9 million in 2008 and used approximately $9.0 million and $9.2 million in 2007 and 2006, respectively. Our continuing investing activities consist mainly of investments in bank deposits, marketable securities and fixed assets. In 2008, our continuing investing activities provided proceeds from the maturity of marketable securities as well as the remaining proceeds from the LGC transaction which were partially offset by investments in bank deposits, marketable securities and fixed assets. In 2007 and 2006, our continuing investing activities used cash mainly for investments in bank deposits, marketable securities and fixed assets partially offset by proceeds from the maturity of marketable securities and bank deposits. In addition in 2007 these investments were offset by cash proceeds from the sale of our investment in LGC. Capital expenditures were approximately $10.8 million, $6.9 million and $4.8 million in 2008, 2007 and 2006, respectively. These expenditures principally financed the purchase of research and development equipment and manufacturing equipment.

        Our continuing financing activities used cash of approximately $4.3 million in 2008, and provided cash of $2.3 million and $3.3 million in 2007 and 2006, respectively. In 2008, the amount of cash used was attributable primarily to the repurchase of our shares in the amount of $5 million, partially offset due to issuance of shares in connection with the exercise of employees’ options, in the amount of approximately $0.7 million. In 2007, the amount of cash provided was attributable primarily to proceeds from the issuance of shares in connection with the exercise of employees’ options in the amount of approximately $4.0 million partially offset by repayment of maturities of a long-term loan of $1.7 million. In 2006, the amount of cash provided was attributable primarily to proceeds from the issuance of shares in connection with the exercise of warrants and employees’ options in the amount of approximately $5.0 million, partially offset by repayment of maturities of a long-term loan of $1.7 million.

        We expect that cash provided or used by continuing operations may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment timing, accounts receivable collections, inventory management, and the timing of other payments and investments.

        Accounts Receivable, Net. Accounts receivable, net was $59.8 million and $31.2 million as of December 31, 2008 and 2007, respectively. DSOs as of December 31, 2008, December 31, 2007 and December 31, 2006 were 78 days, 47 days and 69 days, respectively. The increase in the accounts receivable balance in 2008 is mainly a result of the increase in our revenues as well as our increase in DSO. The DSOs in 2008 reflects our long terms target which ranges between 60 and 80 days. Our DSOs in 2007 were exceptionally low mainly due to the fact that we recognized a large amount of deferred revenues from shipments that occurred in prior years.

        Inventories. Inventories were $53.7 million as of December 31, 2008 compared to $42.7 million at December 31, 2007. Inventories consist of raw materials, work in process and finished goods and inventories at customer sites that are not recognized as revenues yet. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We are focusing our operational efforts to increase inventory turns in order to enhance our responsiveness to future customers’ needs and market changes. Our inventory turns were approximately 2.7 times in fiscal 2008 and 2007.

        WORKING CAPITAL

        Our working capital from continuing operations was approximately $115.8 million as of December 31, 2008 compared to $113.1 million as of December 31, 2007 and $97.2 million as of December 31, 2006.

        Commitments

        Leases. We lease office space in several worldwide locations. Rent expense totaled $7.3 million, $5.4 million and $5.1 million in 2008, 2007 and 2006, respectively. We lease certain computers under operating lease agreements which expire in 2011. Computers leasing expenses totaled $0.6 million $0.3 million and $0.2 million in 2008, 2007 and 2006, respectively. We also lease various motor vehicles under operating lease agreements, which expire in 2011. Motor vehicles leasing expenses for the year ended December 31, 2008 were $3.4 million, for the year ended December 31, 2007 were $2.8 million and for the year ended December 31, 2006 were $2.3 million.

        Future annual minimum lease payments under all non-cancelable operating leases as of December 31, 2008 were as follows (in thousands):

	Rental of premises	Lease of computers	Lease of motor vehicles

2009	$5,663	$461	$2,749
2010	4,954	293	2,049
2011	1,998	110	865
2012	700	-	-
2013	700	-	-

	$14,015	$864	$5,663

        Royalties. We participated in programs sponsored by the Office of the Chief Scientist (“OCS”) of the Israeli Government for the support of research and development activities. We are obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from certain research and development projects, up to 100% of the amount granted by the OCS. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required. We did not receive royalty-bearing grants from the OCS during 2006, 2007 and 2008.

        During 2008, we paid or accrued royalties to the OCS in the amount of $0.3 million. As of December 31, 2008, the aggregate contingent liability to the OCS amounted to $4.4 million.

        The following table of our material contractual obligations as of December 31, 2008 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Rental Lease	$14,015,000	$5,663,000	$6,952,000	$1,400,000	$-
Motor Vehicle Lease	5,663,000	2,749,000	2,914,000	-	-
Computers Lease	864,000	461,000	403,000	-	-
Severance pay*	17,841,000	-	-	-	-

Total	$38,383,000	$8,873,000	$10,269,000	$1,400,000	$-

        * Severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee. Of this amount, only $5.8 million is unfunded.

        Treasury stock. In October 2008, following the approval of our board of directors and the receipt of a court approval, we were authorized to use up to $30 million of our available cash to repurchase our shares. Through December 31, 2008 we repurchased under this repurchase program 1,449,999 ordinary shares at a weighted average price of approximately $3.44 per share for an aggregate of $5.0 million.

        Under the first repurchase program in 2002, our board of directors authorized a share repurchase of up to $9 million of our ordinary shares. Under this 2002 repurchase plan, we had repurchased until December 31, 2003 3,796,773 ordinary shares at a weighted average price per share of approximately $2.07 for an aggregate of $7.9 million. Since then we had not utilized the remainder of this re-purchase program. For more detail see Item 16E.

        FUTURE NEEDS

        We believe our cash balances and investments and governmental research and development grants will be sufficient to satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments, future customer financings, and other liquidity requirements associated with our existing operations through at least the next twelve months. We believe that the most strategic uses of our cash resources include working capital, strategic investments to gain access to new technologies, acquisitions, financing activities and repurchase of shares. There are no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources. However, if our operations do not generate cash to the extent currently anticipated by us, or if we grow more rapidly than currently anticipated, it is possible that we will require more funds than anticipated. We expect that these sources will continue to finance our operations in the long term, and will be complemented, if required, by private or public financing.

Effective Corporate Tax Rate

        Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate, which was 27% in 2008 and is progressively being reduced to a rate of 25% in 2010. However, as detailed below, income derived in Israel from certain “Approved Enterprises” will enjoy certain tax benefits for a specific definitive period. The allocation of income derived from approved enterprises is dependent upon compliance of certain requirements with the Investment Law.

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

        The periods of tax benefits with respect to Nazareth Approved Enterprises will commence with the first year in which we earn our taxable income and exhaust our accumulated tax loss carry forwards. The period of tax benefits for the Approved Enterprises are subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval (these limits do not apply to the exemption period). The period of benefits for Nazareth plan has not yet commenced and will expire in 2009.

        (ii) Status Expansion of Nazareth and Migdal Ha-emek: In 2000, we received approval of our application for an expansion of our Approved Enterprise status with respect to our Nazareth facility. This expansion included, among other things, our Carmiel facility, which during 2004 was relocated to Migdal Ha-emek. The income derived from this Approved Enterprise is tax-exempt for a period of 10 years. The relative portion of taxable income that should be exempt for a 10-year period is subject to final covenants with the tax authorities. The 10-year period of benefits will commence with the first year in which we earn taxable income. The period of benefits for this expansion plan has not yet commenced and will expire in 2012.

        (iii) Or Yehuda / Tel Aviv Facilities: In 1997, Floware submitted a request for Approved Enterprise status of its production facility in Or Yehuda. This request was approved. After the merger, Floware’s enterprise was relocated into our facilities in Tel Aviv. The income derived from this Approved Enterprise is tax exempt for a period of two years and thereafter will be subject to a reduced tax rate between 10% and 25% for an additional period of five to eight years. The actual number of years and tax rate depends upon the percentage of the non-Israeli holders of our share capital. The period of benefits will commence with the first year that we earn taxable income. The period of benefits for this plan has not yet commenced and will expire in 2011.

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

        If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if we had not elected the alternative system of benefits, currently between 10% – 25% for an “Approved Enterprise.” As of December 31, 2008, our accumulated deficit does not include tax-exempt profits earned by our “Approved Enterprise.”

        On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center. The Investment Center is a statutory body in Israel responsible for providing certain grants and/or tax benefits subject to certain criteria and limitations. These criteria set for the approval of a facility as a “Privileged Enterprise,” include a generally required provision that at least 25% of the Privileged Enterprise’s income must be derived from export. Additionally, the Amendment enacted major changes concerning the manner in which tax benefits are awarded under the Investment Law so that companies no longer require the Investment Center’s approval in order to qualify for tax benefits. However, the Amendment provides that terms and benefits that were included in any certificate of approval which was already granted will remain subject to the provisions of the law as they were on the date of such approval.

        Status Expansion of our Production Facilities: Under the Amendment, in 2005 and 2007, we submitted an expansion request for additional “Privileged Enterprise” approval regarding our production facilities. A portion of the income derived from this ” Privileged Enterprise” will be tax-exempt for a period of 10 years and the rest will be taxed at a reduced rate of 10% to 25% (depending on the percentage of foreign investment in the Company). The 10-year period of benefits will commence with the first year in which we earn taxable income.

Our Israeli company had no taxable income since inception nor any profit under our Approved or Privileged Enterprise plans.

        As of December 31, 2008, in our Israeli company we had available tax loss carry forwards amounting to approximately $129 million, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

        As of December 31, 2008, the state and the U.S. federal tax losses carry forward of our U.S. subsidiary amounted to approximately $8.7 million and $33 million, respectively. These losses are available to be offset against any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2011 and 2028, respectively. The state and federal tax loss carry forwards per income tax returns filed included uncertain tax positions that were taken in prior years.  Due to the application of FIN 48, the filed net operating losses are greater than the net operating loss deferred tax asset which was recognized for financial statement purposes.

        Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions (“annual limitations”) of the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Reduction in Corporate Tax Rate

        On July 25, 2005, the Israeli parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005 (the “Amendment”).

        The Amendment provides for a gradual reduction in the statutory company tax rate in the following manner: in 2008, the tax rate was 27%; in 2009, the tax rate is 26%; and from 2010 onward, the tax rate will be 25%. Furthermore, beginning in 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

        Because we have more than one “Approved Enterprise”, and/ or “Privileged Enterprise” our effective tax rate in Israel will be a weighted combination of the various applicable tax rates. We are likely to be unable to take advantage of all tax benefits in Israel for an Approved Enterprise, which would otherwise be available to us, because a portion of our operations may be considered by the Israeli tax authorities as generated in areas that are defined as non-Approved or non-Privileged Enterprise areas. In addition, because the tax authorities customarily review and reassess existing tax benefits granted to merging companies, and we have yet to finalize with the tax authorities the status of our tax benefits following the Floware merger and the InnoWave acquisition, we cannot assure you that the tax authorities will not modify the tax benefits that we enjoyed prior to these transactions.

        Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our France, Romania, Brazil, Hong-Kong, Singapore, Japan, Mexico, Poland, Israel, Uruguay, Spain, UK, South-Africa, Italy, Argentina, Ecuador, Costa Rica, India, Chile and Philippines subsidiaries will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in other jurisdictions where we own assets, have employees or conduct activities. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

Government Grants

        Under an arrangement entered during 2003 with the Office of the Chief Scientist in Israel’s Ministry of Industry and Trade (the “OCS”) we participate in new OCS programs under which we are eligible to receive grants for research and development projects without any royalty repayment obligations excluding OCS programs grants resulting from InnoWave’s former operations, which were not included in this arrangement.

        In addition to these grants, we obtain grants from the OCS to fund certain other research and development projects as part of our participation in the MAGNET Consortium. These grants do not bear any royalty repayment obligations. The MAGNET Program, in the OCS, sponsors innovative generic industry-oriented technologies to strengthen the country’s technological expertise and enhance competitiveness.

        We also participate in certain European and Spanish governmental programs in Castilla y Leon, Spain which finance certain local research and development projects. If we are unable to meet the terms of these programs we may be required to return the grants received.

Recently Issued Accounting Standards

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements, the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on our consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

        In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require that: (i) the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; (ii) the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and (iii) changes in a parent’s ownership interest, while the parent retains its controlling financial interest in its subsidiary, be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect that the adoption of SFAS No. 160 will have a significant impact on our consolidated financial statements.

        In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, Accounting for Defensive Intangible Assets. EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We do not expect that the adoption of EITF 08-7 will have a significant impact on our consolidated financial statements.

        In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited.. The guidance is applicable to intangible assets acquired after the effective date. The impact of FSP FAS 142-3 on our consolidated results of operations and financial condition will depend on the amount of intangibles acquired, if any, subsequent to the effective date.

        In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 10 to our financial statements, we adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

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

        As of December 31, 2008, our research and development staff consisted of 371 full time employees. Our research and development is conducted at our facilities in Israel, Romania and Spain. We occasionally use independent subcontractors for portions of our development projects.

        Our gross research and development expenses were approximately $42 million or 23% of sales in 2006, $55 million or 23% of sales in 2007, and $70 million or 22% of sales in 2008. The Government of Israel and other jurisdictions for funding-approved research and development projects reimbursed us for approximately $3.2 million in 2006, $3.6 million in 2007 and $10.3 million in 2008.

D.	TREND INFORMATION

        See “ – Operating Results- 2008 Highlights” above.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        See “ – Liquidity and Capital Resources – Working Capital – Commitments.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table lists the name, age and position of each of our directors and executive officers as of May 1, 2009:

Name	Age	Position

Anthony Maher	63	Chairman of the Board of Directors (1)(4)(5)
Oded Eran	57	Director (1)(3)
Benny Hanigal	58	Director (1)(5)
Professor Raphael Amit	61	Director(1)(2)(3)(4)
Robin Hacke	49	Director (1)(2)(3)(5)
Amnon Yacoby	59	Director (1)(3)
Dr. David Kettler	66	Director (1)(4)(5)
Zvi Slonimsky	59	Director
Tzvika Friedman	47	Chief Executive Officer and President
Efrat Makov	41	Chief Financial Officer

Rudy Leser	44	Corporate Vice President, Strategic Initiatives
Mohammad Shakouri	46	Corporate Vice President, Innovation and Marketing
Avi Mazaltov	47	President, Operations and Infrastructure Division
Avi Wellingstein	48	President, Customers' Business Division
Avinoam Barak	46	President, Wireless Network Division
Haim Srur	44	Corporate Vice President, Human Resources
Amir Tirosh	40	Corporate Vice President, Strategy & Corporate Development
Greg Daily	45	President, Alvarion, Inc.

(1)	“Independent Director” under rules of the SEC and NASDAQ Marketplace Rules (see explanation below).

(2)	“External Director” within the meaning of the Israeli Companies Law (see explanation below).

(3)	Member of our audit committee.

(4)	Member of our compensation committee.

(5)	Member of our nominating and corporate governance committee.

        Mr. Anthony Maher has served as the chairman of our board of directors since March 2004. He was a member of Floware’s board of directors from 1997 and until its merger with us and has, since the merger, served as a member of our board of directors. Until January 2002, Mr. Maher was a Member of the Executive Management Board of the Information and Communication Networks Group of Siemens AG. Since 1978, Mr. Maher has held various engineering, marketing and managerial positions at Siemens. Prior to that, he was employed by Bell Telephone Laboratories in Naperville, Illinois, contributing to hardware and software design, as well as System engineering. Mr. Maher also serves as director of Adva Optical Networks, Inc., Broadlight, Verivue and Xtellus Inc. Mr. Maher holds M.Sc. and B.Sc. degrees in Electrical Engineering and Physics from the University of Illinois.

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

        Mr. Benny Hanigal has served as a member of our board of directors since our inception and served as chairman of our board of directors until February 1999. Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995. In 1995, Lannet was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997. From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds. Since December 2007, Mr. Hanigal has served as the Chairman of the board of directors of EZchip Semiconductor. Mr. Hanigal has a B.Sc. degree in Electrical Engineering from the Technion -Israel Institute for Technology.

        Professor Raphael Amit has served as one of our external directors since September 2003. He serves on the audit and on the Compensation Nominating and Governance committees. Prior to joining our board of directors , Professor Amit served as Chairman of the board of directors of Creo Products Inc (NASDAQ: CREO until May 2005). Professor Amit has been the Robert B. Goergen Professor of Entrepreneurship and a Professor of Management at the Wharton School of the University of Pennsylvania since July 1999. Professor Amit also serves as the Academic Director of Wharton’s Goergen Entrepreneurial Management Programs. Prior thereto, Professor Amit was the Peter Wall Distinguished Professor at the Faculty of Commerce and Business Administration, University of British Columbia (UBC), where he was the founding director of the W. Maurice Young Entrepreneurship and Venture Capital Research Center. From 1983 to 1990, Professor Amit served on the faculty of the J.L. Kellogg Graduate School of Management at Northwestern University, where he received the J.L. Kellogg Research Professorship and the Richard M. Paget Research Chair in Business Policy. Professor Amit holds B.A. and M.A. degrees in Economics from the Hebrew University and a Ph.D. in Management from the Northwestern University’s J.L. Kellogg Graduate School of Management. Professor Amit serves on the editorial boards of the Strategic Management Journal and The European Journal of Management. Professor Amit has served as a consultant to a broad range of organizations in North America and Europe on strategic, entrepreneurial management and new venture formation issues.

        Ms. Robin Hacke was appointed as one of our external directors upon our merger with Floware in August 2001. Ms. Hacke served as a member of Floware’s board of directors from its initial public offering in August 2000 and was appointed as an external director of Floware in December 2000. In September 2007, Ms. Hacke became Director of Capital Formation at Living Cities, a funding collaborative of foundations and financial institutions. Since August 2003, Ms. Hacke has been the Managing Director of Pentaport Venture Advisors Inc., a company that advises investment companies, including Portview Communications Partners LP. From 1990 to 2002, Ms. Hacke served as the Chief Executive Officer of HK Catalyst Strategy and Finance Ltd., a company that Ms. Hacke founded that provided advisory services to investment companies and high-tech enterprises. From 1986 to 1990, Ms. Hacke held various management positions at Aitech Ltd., an Israeli start-up company. Prior to that, Ms. Hacke was an investment banker at Shearson Lehman Brothers in New York. Ms. Hacke is a member of the board of directors of Mintera Inc.,, a privately held company. Ms. Hacke holds an A.B. magna cum laude degree from Harvard-Radcliffe College and an MBA degree from Harvard Business School.

        Mr. Amnon Yacoby has served as a member of our board of directors since our merger with Floware in August 2001. Mr. Yacoby founded Floware and served as its Chief Executive Officer and as a member of its board of directors until its merger with us. Following our merger with Floware until the end of 2001, Mr. Yacoby served as our co-Chief Executive Officer. In 2004, Mr. Yacoby founded Aternity, Inc. and serves as its Chairman and CEO. In 1987, Mr. Yacoby founded RAD Network Devices Ltd., a developer of data networking devices, and served as its president and Chief Executive Officer until 1995. From 1972 to 1986, he served in the Israel Defense Forces’ Electronic Research Department in various positions, most recently as head of the department. He twice received the Israel Security Award. Mr. Yacoby holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion – Israel Institute of Technology.

        Dr. David Kettler joined our board of directors in May 2004. He provides consulting on telecom and information technology through DAK Solutions, LLC in Atlanta. Previously, Dr. Kettler served as the BellSouth Vice President in charge of the Science & Technology organization and Chief Architect for the BellSouth Network until his retirement at the end of 2000. Prior to BellSouth, Dr. Kettler spent over 15 years at AT&T Bell Laboratories and in Strategic Planning at AT&T Corporate Headquarters. After his retirement from BellSouth he served a few years as Managing Director and General Partner of H.I.G. Capital Management. He has actively contributed to Computer Science & Telecommunications Board Committee Reports on the Internet and Broadband. Dr. Kettler also serves on the College of Computing Advisory Board of Georgia Institute of Technology and numerous research and economic development steering committees. He has proactively engaged university/industry activities, led numerous consortia projects and facilitated the technology transfer from research laboratories toward commercialization. Dr. Kettler is an IEEE Fellow. He earned his BEE, MSEE, and Ph.D.EE from the University of Virginia and is past Chairman of the ECE Industrial Advisory Board and presently serves as a Trustee on the School of Engineering and Applied Sciences Trustee Board.

        Mr. Zvi Slonimsky became a member of our board of directors and served as our co-Chief Executive Officer following our merger with Floware in August 2001. Mr. Slonimsky is the chairman of Teledata, as well as chairman of Surf and Maradin and board member of Sequans and New Era Biotech. He also provides telecom and information technology consulting through EIR ZS in Tel Aviv. From 2002 to 2005, he served as our sole Chief Executive Officer. Prior thereto, he served as our President and Chief Operating Officer since May 1999. Mr. Slonimsky had been President and Chief Executive Officer of MTS Ltd., a company supplying add-on software to PBXs, since its inception in December 1995 as a spin off from C. Mer Industries until 1999. Mr. Slonimsky joined C. Mer in November 1992 as Vice President of its products division. Before joining C. Mer, he was the General Manager of Sorek Technology Center from September 1991 to November 1992. From 1989 to 1991, Mr. Slonimsky was the General Manager of DSPG Ltd., the Israeli-based subsidiary of DSPG, Inc. Prior to DSPG, he held various management positions in Tadiran Ltd., an Israeli communication equipment manufacturer. Mr. Slonimsky holds the B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion – Israel Institute of Technology and an MBA degree from Tel-Aviv University.

        Mr. Tzvika Friedman was appointed as our Chief Executive Officer and President in October 2005 and was a member of our board of directors from July 2005 through August 2008. He joined Floware in October 2000 as its President and Chief Operating Officer and served in this capacity in Alvarion since our merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom. From 1992 to 1996, Mr. Friedman served as vice president Marketing and Sales of ECI Telecom’s SDH division. Mr. Friedman holds a B.Sc.E.E. in Electrical Engineering, a M.Sc.E.E. in Electrical Engineering from Tel Aviv University and a Sloan Program M.Sc.M. in Management from the London Business School.

        Ms. Efrat Makov joined Alvarion in March 2007 and has served as our Chief Financial Officer since April 2007. Most recently, Ms. Makov served as Chief Financial Officer at Aladdin Knowledge Systems Ltd. where she was responsible for the finance, operations, information systems and human resources functions from September 2005 through January 2007. From September 2002 through August 2005, she served as Corporate Controller and Vice President of Finance at Check Point Software Technologies Ltd. and from August 2000 through August 2002, as the Director of Finance for NUR Macroprinters Ltd. Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen in New York, London and Tel Aviv. Ms. Makov is a Certified Public Accountant in Israel and the United States and holds a B.A. in Accounting and Economics from Tel Aviv University.

        Mr. Rudy Leser has been a member of our executive management team since 2000, beginning with Floware and continuing through the merger with Alvarion. In August 2008, Mr. Leser was appointed Corporate Vice President of Strategic Initiatives, to create new strategic developments for Alvarion. He previously served as our Corporate Vice President of Strategy and Marketing and was responsible for many activities within the Company including overall business strategy, product line management, product marketing, strategic marketing, partnerships and marketing communications. Prior to Alvarion, Mr. Leser was a leader in the early development of the broadband industry and held several management positions in the telecommunication industry for companies such as Metalink Broadband Access Ltd. Mr. Leser holds a B.Sc. and an M.Sc. in Aerospace Engineering from the Technion – Israel Institute of Technology.

        Dr. Mo Shakouri was appointed as our Corporate Vice President of Innovation and Marketing in March 2008 and assumed his new role as of April 1, 2008. Dr. Shakouri joined us in February 2001 and has extensive experience in wireless communication systems and fiber optic networks. Dr. Shakouri serves as a Vice President of WiMAX Forum, a member of WiMAX Forum board of directors, advisory board for the Wireless Communication Alliance and is an IEEE MTT-SVC 2004 chairman. Prior to joining Alvarion, Dr. Shakouri worked at Lucent Technologies where he was responsible for managing, building and developing network solutions for European and South American broadband wireless markets. Before joining Lucent, he spent fourteen years in technical and management positions with Hewlett Packard developing microwave and fiber optic communication components and systems. He co-founded the wireless systems division, where he was responsible for the engineering team developing low-cost residential digital wireless systems for U.S. and Asian markets. Dr. Shakouri earned his doctorate in electrical engineering from Stanford University on Subpicosecond GaAs Wafer Probe Systems.

        Mr. Avi Mazaltov was appointed as our President of the Operations and Infrastructure Division in January 2006. Mr. Mazaltov joined the Company as Vice President of Operations in June 2002. Prior to joining Alvarion, Mr. Mazaltov held several positions at Teva Pharmaceuticals, including Pharmaceuticals Plant Manager and Solid Dosage Global Operations Director. Before joining Teva Pharmaceuticals, Mr. Mazaltov held the position of Supply Chain Director at Time & Frequency LTD a subsidiary of Tadiran Ltd. Mr. Mazaltov holds a B.Sc. degree in Industrial Engineering and Management from Ben-Gurion University.

        Mr. Avi Wellingstein joined Alvarion in January 2006 as President of the Customers’ Business Division. Prior to joining Alvarion, Mr. Wellingstein led the Comverse InSight Open Services Environment group as Vice President and Chief Commercial Officer, responsible for its worldwide business. His previous positions at Comverse included Corporate Vice President and Chief Procurement Officer. Before joining Comverse, Mr. Wellingstein was Vice President of Sales and Marketing of Orbotech Pacific. Mr. Wellingstein holds a B.Sc. degree in Engineering and an MBA in Information Technology and Marketing from Tel Aviv University.

        Mr. Avinoam Barak joined Alvarion at the end of 2005. He was appointed as President of the Wireless Network Division in April 2009. From January 2006 until April 2009 he was President of the Broadband Wireless Access Division. In the five years prior to joining Alvarion, Mr. Barak served as General Manager of the Networking Business Unit in Radvision. Before joining Radvision, he served as a Communication Systems Business Unit Manager at MLM, a division of Israel Aircraft Industries, as well as various senior engineering and project management positions. Mr. Barak holds a B.Sc. degree in Computer Engineering from the Technion-Israel Institute for Technology and an MBA in Information Systems and Finance from Bar Ilan University.

        Mr. Haim Srur was appointed Vice President of Human Resources following our merger with Floware in August 2001. Prior to Mr. Srur’s present position, he served as Floware’s Vice President Human Resources since December 2000. Prior to joining Floware, Mr. Srur held the position of Human Resources Director of the R&D and Operations Divisions at Teva Pharmaceutical Industries. Prior to joining Teva, he worked as an independent consultant in human resources and organizational management to start-up companies. Mr. Srur holds a Masters degree in Organizational Sociology from Bar-Ilan University, Israel.

        Mr. Amir Tirosh joined our management team in January 2007 as Corporate Vice President of Strategy and Corporate Development, bringing with him over 10 years of experience in management and business development. Before joining Alvarion, Mr. Tirosh worked in M-Systems (NASDAQ: FLSH), which was acquired by SanDisk (NASDAQ: SNDK), as the Corporate Vice President and General Manager of the Embedded Business Unit, and as the Corporate Vice President of Corporate Business Development, leading M&A, investment and strategic agreements of the company. Prior to M-Systems, Mr. Tirosh served as the Director of Corporate Business Development at Teva Pharmaceutical Industries Ltd., the world’s largest generic drug company, where he managed the process of new business opportunities, focusing mainly on M&A and joint ventures. Mr. Tirosh holds a B.Sc. degree in Industrial Engineering and Management from the Technion – Israel Institute of Technology, and an MBA from Tel Aviv University.

         Mr. Greg Daily joined Alvarion, Inc., Alvarion’s North American subsidiary, in January 2006 and was named President in August 2006. Prior to Mr. Daily’s current position, he was leading venture-backed private companies in general management and executive sales roles.  He was most recently President and Chief Executive Officer of Pedestal Networks. Prior to Pedestal he worked for 10 years at ADC Telecommunications, serving in various positions including General Manager of Transport Products division, General Manager of its Optical Networking Group, Group Vice-President of North American Sales and other sales management positions. Mr. Daily holds both Master and Bachelor of Science degrees in Engineering Management and Electrical Engineering from the University of Missouri at Rolla and is a graduate of the executive development program at the Kellogg School of Management at Northwestern University.

        There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

        The aggregate direct labor costs associated with all of our directors and executive officers as a group (20 persons) for the year ended December 31, 2008 (including persons who served as directors and executive officers during 2008 and whom are no longer serving in such capacity as of May 1, 2009) was approximately $3.9 million, which included, with respect to certain executive officers, payments made pursuant to their bonus plans. This amount also includes approximately $0.4 million that was set aside or accrued to provide pension, retirement, social security or similar benefits. The amount does not include amounts expended by us for vehicles made available to our officers; expenses, including business travel, professional and business association dues and expenses; reimbursements to directors and officers; and other fringe benefits commonly reimbursed or paid by companies in Israel. Our directors received an aggregate of approximately $0.3 million in compensation in 2008.

        From time to time, we grant options and awards under our equity incentive plans (described below) to our executive officers and directors.

        Option grants to directors (including the chairman of our board of directors) who are not executive officers are made pursuant to an automatic option grant program. Several of our non-employee directors who are elected or re-elected to our board of directors are granted upon each of his or her election or re-election, an option to purchase 10,000 ordinary shares per each year of the term for which he or she is elected or re-elected. The options vest in equal quarterly installments over the term of election or re-election, commencing at the end of the third month following the date of election or re-election. All options to our non-employee directors pursuant to the automatic option grant program are granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Market on the last trading day immediately preceding the date of the election or re-election.

        During 2008, we granted all of our directors and executive officers as a group (20 persons) options to purchase an aggregate of 672,000, of our ordinary shares at exercise prices ranging from NIS 0.01 to $7.40, with expiration dates ranging from April 2012 to June 2018, including options granted to 10 of our executive officers to purchase an aggregate of 561,000 of our ordinary shares at an exercise price of NIS 0.01 (the par value of our ordinary shares), vesting based on performance criteria, with an expiration date ranging from June 2014 to November 2014.

        As of December 31, 2008, our directors and executive officers held outstanding options to purchase an aggregate of 5,506,297 ordinary shares, at exercise prices ranging from NIS 0.01 to $15.4 with expiration dates ranging from January 2009 to June 2018.

C.	BOARD PRACTICES

Appointment of Directors and Terms of Office

        Our board of directors currently consists of 9 members. Under our articles of association, our board of directors is to consist of between four and 10 members. Our directors are elected by our shareholders at an annual general shareholders meeting. Our directors generally commence the terms of their office at the close of the annual general shareholders meeting at which they are elected and, other than our external directors, serve in office until the close of the third annual general shareholders’ meeting following the meeting at which they are elected, and may be re-elected by the shareholders. Annual general shareholders meetings are required to be held at least once every calendar year, but not more than 15 months after the last preceding annual general shareholders meeting. In the intervals between the annual general meetings of the shareholders, the general meetings of our shareholders or our board of directors may appoint new directors to fill any vacancy created in our board of directors, except for vacancies of an external director.

        The terms of office of the directors, including compensation, must be approved, under the Israeli Companies Law, by the audit committee, the board of directors and the general meeting of the shareholders. The appointment and terms of office of our Chief Executive Officer and Chief Financial Officer are determined by our board of directors with the recommendation of our compensation committee. The terms of office of our other executive officers are determined by our compensation committee.

        The terms of office of Messrs. Maher and Eran expire at our 2009 annual general meeting of the shareholders; the terms of office of Messrs. Kettler, Slonimsky and Yacoby expire at our 2010 annual general meeting of the shareholders; and the term of office of Mr. Hanigal, expires at our 2011 annual general meeting of the shareholders. Dr. Barel resigned from our board of directors effective as of April 15, 2009. The terms of office of our external directors, Ms. Hacke and Professor Amit, expire in August 2010 and September 2009, respectively, as described below.

Service Contracts of Directors

        None of our directors has the right to receive any benefit upon termination of his or her office or any service contract he or she may have with us.

External Directors

        We are subject to the provisions of the Israeli Companies Law. Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two directors who qualify as external directors under the Israeli Companies Law. At least one of the external directors is required to have “financial and accounting expertise” (unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has “financial and accounting expertise”) and any other external director must have “accounting and financial expertise” or “professional expertise,” as such terms are defined by regulations promulgated under the Israeli Companies Law. Our board of directors has determined that Professor Amit has “financial and accounting expertise” and Ms. Hacke has “professional expertise”.

        A person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment as external director, or had, during the preceding two years, any affiliation with the company or any entity controlling, controlled by or under common control with the company. Under the Israeli Companies Law, the term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

        An “office holder” is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Director and senior management” in Item 6.A. above is an office holder.

        A person may not serve as an external director if that person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with such person’s ability to serve as a director. If at the time any external director is to be elected all members of the board of directors are of the same gender, then the external director to be elected must be of the other gender. There is also a restriction on interlocking boards of directors: a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

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

        The external directors must be elected by the majority of the shareholders in a general meeting, provided that either (i) the shares voting in favor of the external director’s election includes at least one-third of the shares of non-controlling shareholders, or (ii) the total shares of non-controlling shareholders voted against the election does not represent more than one percent of the total voting rights in the company. Until the lapse of two years from his or her termination of office, a company may not engage a former external director to serve as an office holder and may not employ or receive professional services from that person, either directly or indirectly, including through an entity controlled by that person.

        Ms. Robin Hacke and Professor Raphael Amit qualify as our external directors under the Israeli Companies Law. We have appointed the external directors to the committees of our board of directors as required by the Israeli Companies Law.

Independent Directors

        NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, each of whom satisfies the “independence” requirements of NASDAQ, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC. Our board of directors has determined that each of Mr. Maher, Dr. Barel, Mr. Eran, Mr. Hanigal, Professor Amit, Ms. Hacke, Mr. Yacoby and Dr. Kettler qualifies as an independent director under the requirements of NASDAQ, and that each of Professor Amit, Ms. Hacke, Mr. Eran and Mr. Yacoby (who serve on our audit committee) qualifies as an independent director under the requirements of the SEC and NASDAQ.

        Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independence requirements of the NASDAQ regulations described above.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

        Pursuant to the Israeli Companies Law and the NASDAQ Marketplace Rules,, the board of directors of a public company must appoint an audit committee. The responsibilities of the audit committee include monitoring the management of the Company’s business and suggesting appropriate courses of action, as well as approving related party transactions, reviewing and recommending on board members compensation and other matters as required by Israeli law and NASDAQ rules. The audit committee must be comprised of at least three directors, including all the external directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing to the company services on a regular basis, or a controlling shareholder or his relative. Our audit committee assists the board of directors in fulfilling its responsibilities to ensure the integrity of our financial reports, serves as an independent and objective monitor of our financial reporting process and internal controls systems, including the activities of our independent auditor and internal audit function, and provides an open avenue of communication between the board of directors and the independent auditors, internal auditor and financial and executive management.

        The members of our audit committee are Professor Amit, Ms. Hacke, Mr. Eran and Mr. Yacoby, each of whom is an independent director under the requirements of the SEC and NASDAQ. Professor Amit qualifies as a financial expert for purposes of the rules of the SEC. As stated above, Ms. Hacke and Professor Amit qualify as external directors under the Israeli Companies Law.

Compensation Committee

        The compensation committee of our board of directors consists of Mr. Maher, Dr. Barel, Professor Amit and Dr. Kettler. As stated above, Dr. Barel has resigned from our board of directors effective April 15, 2009. At such time, he will no longer serve as a member of our compensation committee. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:

—	reviewing and recommending to the board of directors for its determination all compensation arrangements of our chief executive officer and chief financial officer;

—	reviewing and determining all compensation arrangements of our other executive officers, including our corporate vice presidents and division presidents; and

—	overseeing our equity incentive plans and cash incentives and deferred compensation plans.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee of our board of directors consists of Mr. Maher, Dr. Kettler, Ms. Hacke and Mr. Hanigal. Our board of directors has adopted a nominating and corporate governance committee charter setting forth the responsibilities of the committee, which include:

—	seeking and recommending to the board of directors nomination of qualified candidates for election to the board of directors;

—	recommending to the board of directors the directors that shall serve on each committee of the board of directors;

—	leading and monitoring a process to assess effectiveness of the board of directors;

—	developing and recommending to the board of directors a set of corporate governance guidelines, periodically reviewing such guidelines and recommending changes; and

—	overseeing the evaluation of the board of directors.

Internal Auditor

        The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s acts comply with applicable law and orderly business procedure. The internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representatives. The Israeli Companies Law defines an “interested party” as a holder of 5% or more of our shares or voting rights, any person or entity that has the right to nominate or appoint at least one of our directors or our general manager, or any person who serves as one of our directors or as our general manager. Our current internal auditor, Mr. Eyal Weitzman, has served in this role since February 2006.

Fiduciary Duties and Approval of Related Party Transactions

        Fiduciary Duties. The Israeli Companies Law codifies the fiduciary duties that office holders, which under the Israeli Companies Law includes directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.

        The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his approval or performed by him by virtue of his position, and all other relevant information material to these actions.

        The duty of loyalty requires an office holder to act in good faith and for the company’s benefit, including to avoid any conflict of interest between the office holder’s position in the company and any other position held by him or his personal affairs, and prohibits any competition with the company, or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others. This duty also requires disclosing to the company any information or documents relating to the company’s affairs that the office holder has received as a result of his position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.

        Compensation Under the Israeli Companies Law, unless the articles of association provide otherwise, all arrangements as to compensation of office holders who are not directors require approval of the board of directors and, with respect to indemnification and insurance of these office holders, also require audit committee approval. Arrangements regarding the compensation of directors, as well as indemnification and/or insurance for directors, require the approval of the audit committee, the board of directors and the shareholders, in that order.

        Disclosure of Personal Interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest”, as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

        The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”". The Israeli Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and a “relative” as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

        Approvals. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires approval of the board of directors, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction may not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then the approvals of the company’s audit committee and the board of directors are required. Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval. The audit committee may not approve the transaction unless, at the time of the approval, at least two members of the audit committee were external directors and at least one of them was present at the meeting at which the audit committee approved the transaction.

        A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval would also be required.

Controlling Shareholder – Disclosure and Approval

        The Israeli Companies Law imposes on a controlling shareholder of a public company the same disclosure requirements described above as it imposes on an office holder. For this purpose, a “controlling shareholder” is any shareholder who has the ability to direct the activities of a company, including any shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

        Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

—	extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

—	the terms of compensation or employment of a controlling shareholder or his or her relative, as our officer holder or employee.

        The shareholders approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

—	the majority includes at least one-third of the shares voted by shareholders who have no personal interest in the transaction; or

—	the total number of shares, other than shares held by the disinterested shareholders, that voted against the approval of the transaction does not exceed 1% of the aggregate voting rights of our company.

Duties of Shareholders

        Under the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders, and to refrain from abusing his or her power in the company, including when voting in a shareholders meeting or in a class meeting on matters such as the following:

—	an amendment to the company's articles of association;

—	an increase in the company's authorized share capital;

—	a merger; or

—	approval of related party transactions that require shareholder approval.

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

Exculpation, Insurance and Indemnification of Directors and Officers

Indemnification of Office Holder

        Our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may indemnify our office holders for the following liabilities or expenses incurred by an office holder as a result of an act done by him or her in his or her capacity as an office holder:

—	a financial liability imposed on him or her in favor of another person by a court judgment, including a settlement, judgment or an arbitrator's award approved by a court;

—	reasonable costs of litigation, including attorney’s fees, expended by our office holders as a result of an investigation or proceeding instituted against the office holders by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against the office holders or the imposition of any financial liability in lieu of criminal proceedings, or was concluded without the filing of an indictment against the office holders and a financial liability was imposed on the office holders in lieu of criminal proceedings with respect to a criminal offense in which proof of criminal intent is not required; and

—	reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to him or her by a court, in a proceeding filed against him or her by the company or on its behalf or by another person, or in a criminal charge from which he or she was acquitted, or in a criminal charge of which he was convicted of a crime which does not require a finding of criminal intent.

        The Israeli Companies Law and our articles of association provide that, subject to certain limitations, we may undertake to indemnify an office holder of the company retrospectively, and may also undertake in advance to indemnify an office holder of the company, provided the undertaking is limited to events which the board of directors believes can be anticipated at the time of such undertaking, in light of the company’s activities as conducted at such time and is in an amount or based on criteria that the board of directors determines is reasonable under the circumstances and, provided, further, that such undertaking lists the events which the board of directors believes can be anticipated in light of the company’s activities as conducted at such time, and the amount or based on criteria that the board determines is reasonable under the circumstances.

Insurance of Office Holders

        Our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may obtain insurance to cover any liabilities imposed on our office holders as a result of an act done by him in his capacity as an office holder, in any of the following:

—	a breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that he acted in good faith and had reasonable grounds to assume that his act would not prejudice us; and

—	any financial liability imposed upon him in favor of another person.

Exculpation of Office Holders

        In addition, our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may exculpate an office holder in advance from liability, in whole or in part, for damages resulting from a breach of his duty of care to us.

Limitations on Exculpation, Indemnification and Insurance

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

        We have obtained directors and officers’ liability insurance for the benefit of our office holders to the full extent permitted by the Israeli Companies Law.

        Following approval by our audit committee, board of directors and shareholders, in 2001, 2004 and 2005, we entered into agreements with our office holders under which we undertook to indemnify and exculpate our office holders. In connection with our merger with Floware, we have also assumed similar agreements entered into between Floware and its officer holders. The indemnification agreements provide that we will indemnify an office holder for any expenses incurred by the office holder in connection with any claims (as these terms are defined in the agreements) that fall within one or more categories of indemnifiable events listed in the agreements, related to any act or omission of the office holder while serving as our office holder (or serving or having served, at our request, as an employee, consultant, office holder or agent of any of our subsidiaries, or any other corporation or partnership). In addition, under these agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us, to the maximum extent permitted by law.

D.	EMPLOYEES

        As of December 31, 2008, we had 976 employees, of which 371 were engaged in research and development, 164 in operations, 349 in sales and marketing, and 92 in administration and management. Of our full-time employees, as of December 31, 2008, 676 were located in Israel, 44 in the United States and 256 at our other branch offices, which offices are listed in “Item 4 – Information on the Company – Organizational Structure.”

        We consider our relations with our employees to be good and have never experienced any strikes or work stoppages. Substantially all of our employees have employment agreements, and none are represented by a labor union.

        We are subject to labor laws and regulations in Israel and in other countries where our employees are located. Although our Israeli employees are not parties to any collective bargaining agreement, we are subject to certain provisions of collective bargaining agreements among the Government of Israel, the General Federation of Labor in Israel and the Coordinating Bureau of Economic Organizations, including the Industrialists’ Association, that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Industry, Trade and Labor. Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the work day, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment.

        We contribute funds on behalf of our employees to an individual insurance policy known as Managers’ Insurance. This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and we contribute between 13.83% and 15.83% of the employee’s base salary. Employees are also entitled, instead of or combined with the Manager’s Insurance above, to a pension fund to which the employee contributes an amount ranging from 5% to 5.5% of such employee’s base salary, and we contribute an amount equal to 14.83% of the employee’s base salary. We also provide our employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of the employee’s base salary, and we contribute an amount of up to 7.5% of the employee’s base salary. Both of the above contributions are limited to maximum amounts promulgated under the Israeli tax regulations which are tax exempt. We also provide our employees with additional health insurance coverage for instances of severe illnesses. Outside of Israel, we offer alternative local plans of pension, health insurance, and social security as provided under the applicable laws in such jurisdictions.

        As an Israeli employer, Israeli law requires us to provide salary increases as partial compensation for increases in the Israeli consumer price index or as set by local law. Employees and employers also are required to pay predetermined sums, which include a contribution to provide a range of social security benefits.

Management Employment Agreements

        We maintain written employment agreements with substantially all of our key employees. These agreements provide, among other matters, for monthly salaries, our contributions to Managers’ Insurance or Pension Fund and an Education Fund, and severance benefits. All of our agreements with our key employees are subject to termination by either party upon the delivery of notice of termination as provided therein.

E.	SHARE OWNERSHIP

        The following table sets forth certain information as of April 20, 2009 for (i) each of our executive officers and directors that beneficially owns more than 1% of our outstanding ordinary shares and (ii) our executive officers and directors as a group. The information in the table below is based on 61,956,133 ordinary shares outstanding as of April 20, 2009. Each of our outstanding ordinary shares has identical rights in all respects.

Name		Number of Ordinary Shares (1)		Percentage of Outstanding Ordinary Shares

—	Tzvika Friedman (2)	—	855,315	—	1.4%

—	Amnon Yacoby (3)	—	782,003	—	1.3%

—	All directors and
	executive
	officers as a
	group (19
	persons)(3)	—	4,134,679	—	6.3%

(1) The number of ordinary shares beneficially owned includes the shares issuable pursuant to options that are exercisable within 60 days of April 20, 2009. Shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the holding percentage of any other person.

(2) Based on information provided by Mr. Friedman and other information available to us. Includes options to purchase 855,315 of our ordinary shares which are exercisable within 60 days of April 20, 2009. The exercise price of a substantial portion of these options is greater than our current share market price.

(3) Based on information provided by Mr. Yacoby and other information available to us. Includes options to purchase 126,530 of our ordinary shares which are exercisable within 60 days of April 20, 2009. The exercise price of some of these options is greater than our current share market price. (4) Includes options to purchase 3,375,640 of our ordinary shares which are exercisable within 60 days of April 20, 2009.

        Except as set forth in the table above, none of our other directors or executive officers listed above under " – Directors and Senior Management" held more than 1% of our outstanding shares as of April 20, 2009.

        As of April 20, 2009, our directors and executive officers listed above under " – Directors and Senior Management", as a group, held 5,122,259 options to purchase our ordinary shares at a weighted average exercise price of $7.71 with expiration dates ranging from December 15, 2009 until June 25, 2018. The voting rights of our directors and executive officers do not differ from the voting rights of other holders of our ordinary shares.

Equity Incentive Plans

        As of December 31, 2008, a total of 30,916,260 ordinary shares have been reserved for issuance upon exercise of options granted to our employees, officers, directors and consultants pursuant to our share option plans. These ordinary shares have been reserved pursuant to our 2006 Global Share Based Incentive Plan (the "2006 Plan"), 2002 Global Share Option Plan (the "2002 Plan"), Key Employee Share Incentive Plan (1994), as amended, Key Employee Share Incentive Plan (1996), Key Employee Share Incentive Plan (1997), 1999 U.S. Stock Option Plan, interWAVE's 1994 Stock Option Plan, interWAVE's 1999 Stock Option Plan and Floware's Key Employee Share Incentive Plan (1996).

        Options granted under the share option plans usually vest over a period of four years.

        As of December 31, 2008, options to purchase 10,910,755 of our ordinary shares were outstanding under the share option plans, including options issued pursuant to the terms of the Floware merger and interWAVE amalgamation, at a weighted average exercise price of $7.50 per share. Unless a shorter period is specified in the notice of grant or unless the applicable share option plan has an earlier termination date, each of the outstanding options to purchase 10,910,755 of our ordinary shares expire between six and ten years from the date of grant. As of December 31, 2008, options to purchase 4,094,082 of our ordinary shares were available for issuance under the share option plans.

        As of December 28, 2005, 1,834,452 unvested out-of-the-money options with an exercise price higher than $10 per share and related to the vesting period from January 1, 2006 through January 1, 2007 had been accelerated. The options were accelerated to reduce the expense impact in 2006 and beyond of a new accounting standard for stock-based compensation. Because we have accounted for stock-based compensation prior to January 1st, 2006 using the intrinsic value method prescribed in Accounting Principles Board (APB) No. 25, and because these options were priced above current market, the acceleration of vesting of these options did not require accounting recognition in our financial statements. However, the impact of the vesting acceleration on pro forma stock-based compensation required to be disclosed in the financial statement footnotes under the provisions of SFAS No. 123, was an increase in compensation cost by approximately $5.2 million.

        In 2006, our board of directors, based on the recommendation of our compensation nominating and corporate governance committee, adopted the 2006 Plan. Under the 2006 Plan, we may grant restricted share units, restricted shares, options and other equity awards to employees, directors, consultants, advisers and service providers of our Company and its subsidiaries. Pursuant to the 2006 Plan, 1,500,000 ordinary shares were initially reserved for issuance upon the exercise of awards granted under the 2006 Plan. The number of ordinary shares available for issuance under the 2006 Plan is reset annually on April 1 of each year (commencing April 1, 2007) to equal 4% of our total outstanding shares as of the applicable reset date. As such, on April 1, 2008, the number of ordinary shares available for issuance under the 2006 Plan was increased by 2,448,666. As of December 31, 2008, options to purchase 5,009,818 of our ordinary shares were outstanding under the 2006 Plan.

        The 2006 Plan was approved solely by our board of directors pursuant to NASDAQ rules permitting foreign private issuers to follow home country rules in such matters. According to Israeli Company Law, incentive plans as well as their underlying pool do not require shareholders' approval, with the exclusion of grants to board members, which requires shareholders' approval. At the same time the new plan was approved by our board of directors, the board set new guidelines for awarding options that take into consideration factors like option-related expensing requirements, potential dilution and employee retention as well as generally accepted guidelines and practices in the United States. The number of eligible employees was reduced significantly and actual grants to each employee were reduced compared to prior guidelines.

        In connection with our acquisition of interWAVE, we assumed interWAVE's 1994 Stock Option Plan and 1999 Stock Option Plan (the options under which are referred to as the assumed options). Each assumed option to purchase interWAVE ordinary shares outstanding pursuant to interWAVE's Employee Stock Option Plan was converted into an option to purchase, on the same terms and conditions as applied to the interWAVE option, to a number of our ordinary shares equal to the number of interWAVE ordinary shares that the holder of such interWAVE option was entitled to acquire, multiplied by 0.2978056 (the "ratio"), at an exercise price per share equal to the former exercise price per share under the interWAVE option, divided by 0.2978. This ratio reflects the quotient obtained by dividing the per share consideration of interWAVE by our share price. For these purposes, our share price means the average closing price of our ordinary shares on the NASDAQ over the five trading days up to and including the second trading day preceding the closing. Effective upon the closing of the acquisition of interWAVE, 25% of the unvested portion of any assumed interWAVE options accelerated and the remaining unvested options continued to vest according to the original vesting schedule. In connection with this, outstanding assumed options to purchase interWAVE ordinary shares were converted into options to purchase approximately 423,156 of our ordinary shares.

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

        The share option plans are administered by the board of directors which designates the optionees, dates of grant, vesting period and the exercise price of options. Each grantee is responsible for all personal tax consequences of the grant and the exercise of the options. Unless otherwise approved by our board of directors, employees usually may exercise vested options granted under the share option plans for a period of three months following the date of termination of their employment with us or any of our subsidiaries and options that have not vested on the date of termination expire. Under Israeli law, the issuance of options must be approved by our board of directors and issuance of options to directors must be approved by the shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        As of April 20 2009, we are not aware of any person who beneficially owns 5% or more of our outstanding ordinary shares. Each of our outstanding ordinary shares has identical rights in all respects.

        Based on a review of the information provided to us by our transfer agent, as of April 20, 2009, there were 67 holders of record of our ordinary shares, including 53 holders of record with a U.S. mailing address, including banks, brokers and nominees. As of April 20, 2009, these 53 holders of record with a U.S. mailing address held approximately 59,451,485 ordinary shares, representing approximately 96% of the aggregate 61,956,133 ordinary shares outstanding as of such date. Because these holders of record include banks, brokers and nominees (including one U.S. nominee company, CEDE &Co., which held approximately 96% of our outstanding ordinary shares as of such date), the beneficial owners of these ordinary shares may include persons who reside outside the United States.

        To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person or persons severally or jointly and currently there are no arrangements that may, at a subsequent date, result in a change in our control.

B.	RELATED PARTY TRANSACTIONS

        None.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION FINANCE

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        The Financial Statements required by this item can be found at the end of this annual report, beginning on page F-1.

        Legal Proceedings

        Initial Public Offering Securities Litigation

        On November 21, 2001, a purported Class Action (the "Action") lawsuit was filed against interWAVE, certain of its former officers and directors, and certain of the underwriters for interWAVE's initial public offering (the "IPO"). On April 19, 2002, the plaintiffs filed an amended complaint. The amended complaint alleged that the prospectus from interWAVE's IPO failed to disclose certain alleged improper actions by various underwriters for the offering, in violation of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Similar complaints have been filed concerning more than 300 other IPOs; all of these cases have been coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 8, 2002, the Court entered an Order of Dismissal as to all of the individual defendants in the IPO litigation, without prejudice. In 2007, a settlement that had been pending with the Court since 2004, was terminated by stipulation. After a ruling by the Second Circuit Court of Appeals in six "focus" cases in the coordinated proceedings (interWAVE is not one of the six test cases) a stipulation of Settlement (the "Settlement") was submitted to the Second Circuit, and in 2005, the Second Circuit granted preliminary approval. Under the Settlement, interWAVE would have been dismissed of all claims in exchange for a contingent payment guarantee by the insurance companies made it unlikely that the settlement would receive final Court approval. Plaintiffs filed amended master allegations and amended complaints in the six test cases. In 2008, the Court largely denied the defendants' motion to dismiss the amended complaints.

        The parties have reached a global settlement of the litigation. Under the settlement, which remains subject to the Court approval, the insurers would pay the full amount of the settlement share allocated to the Company, and the Company would bear no financial liability. InterWAVE, as well as the officer and director defendants who were previously dismissed from the Action pursuant to tolling agreements, would receive complete dismissals from the case. It is uncertain whether the settlement will receive final Court approval. If the settlement does not receive final Court approval, and litigation against the Company continues, the Company believes that it has meritorious defenses and intends to defend the Action vigorously. However, the litigation results cannot be predicted at this point.

        Securities Class Action Lawsuits

        On January 19, 2007 and February 2, 2007, purported securities class action lawsuits were filed in the United States District Court for the Northern District of California, and on February 13, 2007 and March 9, 2007, purported securities class action lawsuits were filed in the United States District Court for the Southern District of New York (one of which was subsequently dismissed voluntarily by the plaintiff). The four complaints were substantially identical. Each complaint named as defendants the Company and certain of its current and former officers and directors. Each complaint generally alleged violations of certain U.S. federal securities laws and sought unspecified damages on behalf of a class of purchasers of Alvarion common stock between November 3, 2004 and May 12, 2006. The plaintiffs alleged, among other things, that the defendants made false and misleading statements concerning Alvarion's business prospects, purportedly violating Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. On May 4, 2007, in response to motions filed by Alvarion, the two New York lawsuits were transferred to California. On April 9, 2007, three separate groups of plaintiffs filed motions with the California court, requesting appointment as lead plaintiff. On September 20, 2007, the Court consolidated the lawsuits into one matter, and on October 30, 2007, the Court appointed two lead plaintiffs to represent the alleged class. The Court ordered the appointed lead plaintiffs to file a consolidated amended complaint on or before January 14, 2008. On or about January 9, 2008, counsel for the court-appointed lead plaintiffs informed that the lead plaintiffs may dismiss the lawsuit rather than file an amended complaint. On January 23, 2008, the parties filed a stipulated request for dismissal of the lawsuit, which the Second Circuit approved on January 24, 2008. The court-approved dismissal terminated this consolidated securities class action lawsuit. Pursuant to the dismissal stipulation, each side will bear its own costs.

        Except as otherwise disclosed in this annual report, we are not a party to any material litigation or arbitration, either in Israel or any other jurisdiction, and we are not aware of any pending or threatened litigation or arbitration that would have a material adverse effect on our business, financial condition or results of operations.

Export Sales

        Export sales constitute a significant portion of our sales. In 2008, export sales were approximately $280 million, constituting approximately 99.6% of our total sales. For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see "Item 5 – Operating and Financial Review and Prospects – Operating Results."

Dividend Policy

        We have never declared or paid any cash dividend on our ordinary shares. We do not anticipate paying any cash dividend on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and expand our business.

B.	SIGNIFICANT CHANGES

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2008.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange, in NIS, for each of the last five years:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2004	$ 17.15	$ 8.50	NIS 74.30	NIS 41.47
2005	$ 14.23	$ 7.26	NIS 60.79	NIS 34.38
2006	$ 10.96	$ 4.92	NIS 49.71	NIS 22.46
2007	$ 15.21	$ 6.03	NIS 59.76	NIS 26.54
2008	$ 9.69	$ 2.54	NIS 37.50	NIS 10.05

        The following table sets forth, for each of the full financial quarters in the years indicated, the high and low sales price for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange, in NIS:

	NASDAQ Global Market		Tel Aviv Stock Exchange
2007	High	Low	High	Low

First Quarter	$ 8.49	$ 6.03	NIS 36.00	NIS 26.54
Second Quarter	$ 9.97	$ 7.80	NIS 41.50	NIS 31.20
Third Quarter	$ 14.99	$ 9.50	NIS 58.90	NIS 39.70
Fourth Quarter	$ 15.21	$ 8.58	NIS 59.76	NIS 34.00

2008		Low	High	Low

First Quarter	$ 9.69	$ 5.20	NIS 37.50	NIS 18.32
Second Quarter	$ 9.15	$ 6.07	NIS 31.13	NIS 21.31
Third Quarter	$ 7.18	$ 5.50	NIS 25.55	NIS 18.60
Fourth Quarter	$ 5.91	$ 2.54	NIS 20.18	NIS 10.05

2009		Low	High	Low

First Quarter	$ 4.15	$ 2.36	NIS 16.25	NIS 10.23

        The following table sets forth the high and low sales price for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, and the Tel Aviv Stock Exchange, in NIS, for the most recent six months:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Month	High	Low	High	Low

December 2008	$ 4.22	$ 2.98	NIS 16.66	NIS 11.90
January 2009	$ 4.15	$ 3.00	NIS 16.25	NIS 12.00
February 2009	$ 3.76	$ 2.98	NIS 14.94	NIS 12.36
March 2009	$ 3.37	$ 2.36	NIS 13.50	NIS 10.23
April 2009	$ 3.45	$ 2.93	NIS 14.47	NIS 12.42
May 2009	$ 3.59	$ 2.75	NIS 13.86	NIS 11.45

As of May 30, 2009, the exchange rate of the NIS to the US$ was $1 to NIS 3.96

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares began trading on the NASDAQ Global Market on March 23, 2000 under the symbol “BRZE”. Prior to that date, there was no market for our ordinary shares. On August 1, 2001, upon the completion of our merger with Floware and the change of our name to Alvarion Ltd., our symbol was changed to “ALVR”. On August 1, 2001, our ordinary shares also began to trade on the Tel Aviv Stock Exchange. As of the date of this annual report, our ordinary shares trade on both the NASDAQ Global Market and the Tel Aviv Stock Exchange under the symbol “ALVR”.

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

        Our Articles of Association permit us to enter into a business transaction with any of the directors of our Company or enter into a business transaction with a third party in which a director has a personal interest, subject to compliance with the Israeli Companies Law. See “Item 6 – Directors, Senior Management and Employees – Board Practices.”

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

        Our authorized share capital consists of 120,080,000 ordinary shares, par value NIS 0.01 per share.

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

        Directors, other than external directors, are elected, and the terms of their office commences from the close of the annual general shareholders’ meeting at which they are elected, unless a later date is stated , until the third annual general shareholders’ meeting following the meeting at which such directors were elected. See “Item 6 – Directors, Senior Management and Employees – Board Practices”. Any director may be removed from his office by way of a resolution adopted by the vote of the holders of 75% of the voting power represented at a meeting.

        The shareholders who are entitled to participate and vote at a general meeting are those shareholders who are registered in our shareholders register on the date determined by our board of directors, provided that such date not be more than 40 days, nor less than 4 days prior to the date of the general meeting, except as otherwise permitted by the regulations under the Israeli Companies Law. Shareholders entitled to attend a general meeting are entitled to receive notice of such meeting at least 21 days prior to the date fixed for such meeting (or at least 35 days for those cases prescribed under the Israeli Companies Law).

        The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 33 1/3% of the voting power. A meeting adjourned for lack of a quorum will be adjourned to the same day in the next week at the same time and place, or any other time and place as the chairman of our board of directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy. At the reconvened meeting, the required quorum consists of any two shareholders. The chairman of the board of directors presides as chairman at each of our shareholders meetings. The chairman of the meeting has neither an additional nor a casting vote.

        There are no limitations imposed by our Articles of Association or the Israeli Companies Law on the right to own our shares including the rights of non-resident or foreign shareholders to hold or exercise voting rights of our shares, except with respect to subjects of countries which are in a state of war with Israel.

        Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of our Company, as detailed in “Item 3 – Key Information – Risk Factors – Risks Relating to Our Location in Israel”. Provisions of Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the market price of our ordinary shares.

        For example, the Israeli Companies Law provides that certain ownership thresholds in public companies may be crossed only by means of a tender offer made to all shareholders. A purchaser must conduct a tender offer in order to purchase shares in publicly held companies if, as a result of the purchase, the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. A tender offer is not required if: (i) the shares are acquired in a private placement that is approved by the shareholders with the knowledge that as a result the purchaser would hold more than 25% or 45% of the voting rights, as applicable, (ii) the purchaser crosses the 25% threshold by purchasing shares from a shareholder who held more than 25% of the voting rights immediately prior to the transaction, or (iii) the purchaser crosses the 45% threshold by purchasing shares from a shareholder who held more than 45% of the voting rights immediately prior to the transaction.

        Under the Israeli Companies Law, a person may not purchase shares of a public company if, following the purchase, the purchaser would hold more than 90% of the company’s shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser acquires more than 95% of the company’s shares or a particular class of shares, the Companies Law provides that the purchaser automatically acquires ownership of the remaining shares. However, if the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

        In addition, the Israeli Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction. Each merging company’s board of directors and shareholders must approve the merger. Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger. A merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies. The information contained under the heading “Description of Ordinary Shares” in our Registration Statement on Form F-1 (Registration Number 333-11572), is incorporated herein by reference.

        Our transfer agent and registrar is American Stock Transfer & Trust Company at 59 Maiden Lane, New York, NY 10038.

C.	MATERIAL CONTRACTS

        None.

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

E.	TAXATION FINANCE

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

General Corporate Tax Structure

        Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. On July 25, 2005, the Knesset, Israel’s Parliament, approved the Law of the Amendment of the Income Tax Ordinance (Amendment No. 147), 2005, effective commencing January 1, 2006 which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2005 – 34%, in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

        Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

        Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”). Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

—	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

—	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

—	accelerated depreciation rates on equipment and buildings; and

—	deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

        Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority. Under the Industry Encouragement Law, an Industrial Company is defined as a company resident in Israel, if at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an Industrial Enterprise owned by it. An “Industrial Enterprise” is defined as an enterprise owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

        We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company, or will be entitled to receive any benefits under the Industry Encouragement Law in the future.

        Law for the Encouragement of Capital Investments, 1959

        Tax Benefits Prior to the 2005 Amendment

        The Law for Encouragement of Capital Investments, 1959, as in effect prior to April 1, 2005 which is referred to below as the Capital Investments Law, provides that capital investments in a production facility or other eligible assets may, upon application to the Israeli Investment Center of the Ministry of Industry, Trade and Labor, be designated as an “Approved Enterprise”. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An Approved Enterprise is entitled to certain benefits, including Israeli government cash grants, state-guaranteed loans and tax benefits.

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

        We believe that our capital investments qualify to receive tax benefits as an Approved Enterprise, however no assurance can be given that such investments will be approved as in fact qualifying for such tax benefits by the Israeli tax authorities. Additionally, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. For a discussion of the risks our business and prospects for growth face in connection with tax benefits under Israeli law, see “Risk Factors – If we fail to comply with these conditions in the future, the tax benefits received could be canceled and we could be required to pay increased taxes in the future. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index” and “Risk Factors – We currently contemplate that a portion of our products will be manufactured outside of Israel. This could materially reduce the tax benefits to which we would otherwise be entitled. We cannot assure you that the Israeli tax authorities will not adversely modify the tax benefits that we could have enjoyed prior to these events.

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

        Foreign investor’s Company (“FIC”)

        A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors company is a company of which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an Approved Enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the Approved Enterprise program may be entitled to the following:

—	exemption from tax on its undistributed income up to ten years;

—	an additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of our shares;

—	the 12-year limitation period for reduced tax rate of 15% on dividend from the approved enterprise does not apply to Foreign Investor’s Company.

        Tax Benefits Subsequent to the 2005 Amendment

        On April 1, 2005, an amendment to the Investment Law went into effect (the “2005 Amendment”). As a result of the 2005 Amendment, a company is no longer obliged to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore generally there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, the Company may claim the tax benefits offered by the Investments Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. Among other things, the 2005 Amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise begins in the “Year of Commencement.” This year is the later of (i) the year in which taxable income is first generated by a company, or (ii) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election). The 2005 Amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only. Therefore, our existing Approved Enterprises will not be subject to the provisions of the 2005 Amendment.

        Israeli Transfer Pricing Regulations

        On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regs are not expected to have a material affect on the Company.

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

        United States Federal Income Tax Considerations with Respect to the Acquisition, Ownership andDisposition of Our Ordinary Shares

        The following is a discussion of certain U.S. federal income tax consequences applicable to “U.S. Holders” (as defined below) who beneficially own our ordinary shares. The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations promulgated thereunder, and existing administrative rulings and court decisions in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. For purposes of this discussion, it is assumed that U.S. Holders of our ordinary shares hold such stock as a capital asset within the meaning of Section 1221 of the Code, that is, generally for investment. This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular U.S. Holder of our ordinary shares in light of his or her circumstances or to a U.S. Holder of our ordinary shares subject to special treatment under United States federal income tax law, including, without limitation:

—	banks, other financial institutions, "financial services entities," real estate investment trusts, insurance companies or mutual funds;

—	broker-dealers, including dealers in securities or currencies, or taxpayers that elect to apply a mark-to-market method of accounting;

—	shareholders who hold our ordinary shares as part of a hedge, straddle, or other risk reduction, constructive sale or conversion transaction;

—	tax-exempt entities;

—	persons who have a functional currency other than the U.S. dollar;

—	persons who have owned at any time or who own, directly, indirectly, constructively or by attribution, ten percent or more of the total voting power of our share capital;

—	grantor trusts;

—	certain expatriates or former long-term residents of the United States; and

—	shareholders who acquired our ordinary shares pursuant to the exercise of an employee stock option or right or otherwise as compensation.

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

        As used in this section, the term “U.S. Holder” refers to any beneficial owner of our ordinary shares that is any of the following:

—	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

—	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State or political subdivision thereof, or the District of Columbia;

—	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source;

—	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all of such trust’s substantial decisions; or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

        Subject to certain conditions and limitations set forth in the Code (including certain holding period requirements), U.S. Holders generally will be able to elect to claim a credit against their United States federal income tax liability for any non-U.S. withholding tax deducted from dividends received in respect of our ordinary shares. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares generally will be treated as income from sources outside the United States and foreign source “passive income” for U.S. foreign tax purposes. In lieu of claiming a tax credit, U.S. Holders that itemize deductions may instead claim a deduction for foreign taxes withheld, subject to certain limitations. The rules relating to the determination of the amount of non-U.S. income taxes that may be claimed as foreign tax credits are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available.

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

        Passive Foreign Investment Company Status

        Generally a non-U.S. corporation is treated as a PFIC for U.S. federal income tax purposes if either:

—	75% or more of its gross income (including the pro rata share of gross income of any corporation (U.S. or foreign) of which such corporation is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income; or

—	50% or more of its gross assets (including its pro rata share of the assets of any corporation in which such corporation is considered to own 25% or more of the ordinary shares by value) during the taxable year computed on a quarterly average basis produce or are held for the production of passive income.

        As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a PFIC, for U.S. federal income tax purposes. Based upon our market capitalization during taxable years 2004 through 2007, and 2008, and each taxable year prior to 2001, we do not believe that we were a PFIC for any such year.

—	In addition, based upon an independent valuation of our assets as of the end of each quarter of 2001 and based upon our valuation of our assets for 2002 and 2003, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years. We cannot assure you, however, that the United States Internal Revenue Service (“IRS”) or the courts would agree with our conclusion if they were to consider our situation. In addition, the test for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income and assets and the future price of our ordinary shares, which are all relevant to the determination of whether we are classified as a PFIC. There is no assurance that we will not become a PFIC in 2009 or subsequent taxable years.

        If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held our shares and such holder failed to make either a “QEF election” or a “mark-to-market election” (as described below) for the first taxable year during which we were a PFIC and the U.S. Holder held our shares:

—	gain recognized (including gain deemed recognized if our ordinary shares are used as security for a loan) by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain “excess distributions” in respect of, our ordinary shares would be taxable as ordinary income;

—	the U.S. Holder would be required to allocate such distribution and/or disposition gain ratably over such holder’s entire holding period for our ordinary shares; the U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year (i.e., the year of the distribution or disposition) and to any period prior to the first day of the first taxable year for which we were a PFIC;

—	the amount allocated to each year other than (i) the year of the distribution or disposition and (ii) any year prior to our becoming a PFIC, would be subject to tax at the highest individual or corporate marginal tax rate, as applicable, in effect for that year, and an interest charge would be imposed with respect to the resulting tax liability;

—	the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received in respect of, and gain recognized on dispositions of, our ordinary shares; and

—	any U.S. Holder who acquired our ordinary shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to fair market value for such shares. Instead, such U.S. Holder would have a tax basis equal to the lesser of the decedent’s basis, or the fair market value of the ordinary shares on the date of the decedent’s death.

        Although a determination as to a non-U.S. corporation’s PFIC status is made annually, an initial determination that a non U.S. corporation is a PFIC for any taxable year generally will cause the above-described consequences to apply for all future taxable years to U.S. Holders who held shares in the corporation at any time during a taxable year when the corporation was a PFIC and who made neither a QEF election nor a mark-to-market election (as discussed below) with respect to such shares with their tax return for the year that included the last day of the corporation’s first taxable year as a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC during the U.S. Holder’s holding period that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S. Holders who realize gain on their disposition of shares in the PFIC.

        Generally, if a U.S. Holder makes a valid QEF election with respect to our ordinary shares:

—	the U.S. Holder would be required for each taxable year for which we are a PFIC to include in income such holder’s pro-rata share of our: (i) ordinary earnings as ordinary income and (ii) net capital gain as long-term capital gain, in each case computed under U.S. federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge; and

—	the U.S. Holder would not be required under these rules to include any amount in income for any taxable year during which we do not have ordinary earnings or net capital gain.

        The QEF election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of our ordinary shares can make its own decision whether to make a QEF election. A QEF election applies to all of our ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, using the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return. In order to permit our shareholders to make a QEF election, we must supply them with certain information. We will supply U.S. Holders with the information needed to report income and gain pursuant to the QEF election in the event that we are classified as a PFIC for any taxable year and will supply such additional information as the IRS may require in order to enable U.S. Holders to make the QEF election. It should be noted that U.S. Holders may not make a QEF election with respect to warrants or rights to acquire our ordinary shares. Under certain circumstances, a U.S. Holder that has not made a timely QEF election may obtain treatment similar to that afforded a shareholder who has made a timely QEF election. Such a U.S. Holder may make an election in a taxable year subsequent to the first taxable year during the U.S. Holder’s holding period that we are classified as a PFIC to treat such holder’s interest in our Company as subject to a deemed sale of its PFIC stock and recognize gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions, described above and thereafter treating such interest in our Company as an interest in a QEF. In addition, under certain circumstances U.S. Holders may make a retroactive QEF election, but may be required to file a timely protective statement to preserve their ability to make a retroactive QEF election. U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement.

        Alternatively, a U.S. Holder of shares in a PFIC can elect to mark the shares to market annually recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares in a taxable year that we are a PFIC, an amount equal to the difference between the shareholder’s adjusted tax basis in the PFIC stock and its fair market value. Under current law, U.S. Holders may not make a mark-to-market election with respect to warrants or rights to acquire our ordinary shares. Ordinary loss generally is recognized only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years. As with the QEF election, a U.S. Holder who makes a mark-to-market election would not be subject to the deemed ratable allocations of gain, distributions and interest charges (described above). A mark-to-market election applies for so long as our ordinary shares are “marketable stock” (e.g., “regulatory traded” on the NASDAQ Global Market) and is irrevocable without obtaining the consent of the IRS. However, under Treasury Regulations, a U.S. Holder who makes a mark-to-market election would not include mark-to-market gain or loss for any taxable year in which we are not a PFIC.

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

        Tax Consequences for Non-U.S. Holders of Our Ordinary Shares

        Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless in the case of U.S. federal income taxes:

—	such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States, or

—	in the case of the disposition or our ordinary shares, the Non-U.S. Holder is an individual who holds our ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met.

        Information Reporting and Backup Withholding

        U.S. Holders (other than certain exempt recipients such as corporations) generally are subject to information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid in the U.S. on, and the proceeds from the disposition of, our ordinary shares, unless they:

—	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on an IRS Form W-9; or

—	provide proof that they are otherwise exempt from backup withholding.

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

        Our investment portfolio includes held to maturity marketable securities. These securities include investments issued by agencies of the U.S. government that have implied guaranty by the U.S. government or were nationalized by U.S government, treasury bills of U.S government, or investments issued by highly rated corporations. As of December 31, 2008, the long-term rating of the securities in our portfolio were rated at least as A. Securities representing about 21% of the portfolio are rated as AAA. The recent declines in interest rates have reduced and are expected to continue to reduce our interest income.

The table below provides information regarding our investments in cash, cash equivalents and marketable Securities, as of December 31, 2008.

	Amortized cost			Total Amortized cost	Fair value at Dec. 31, 2008
	Maturity
	2009	2010	2011

US Government agencies	$7,222	$1,878	$529	9,629	$9,823
Corporate bonds	22,353	18,903	10,958	52,214	51,883

Cash and short term bank deposit	78,787	-	-	78,787	78,787

Total	108,362	20,781	11,487	140,630	140,493

Foreign Currency Risk

A majority of our revenues is generated in U.S. dollars. In addition, most of our costs are denominated and determined in U.S. dollars and Israeli shekels. According to the salient economic factors indicated in SFAS No. 52, “Foreign Currency Translation,” our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.

In our balance sheet, we re-measure into U.S. dollars all monetary accounts (principally cash and cash equivalents and liabilities) that are maintained in other currencies. For this re-measurement, we use the relevant foreign exchange rate at the balance sheet date. Any gain or loss that results from this re-measurement is reflected in the statement of income as appropriate.

We measure and record non-monetary accounts in our balance sheet in U.S. dollars. For this measurement, we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

To hedge against the risk of overall changes in cash flows resulting from foreign currency trade payables and salary payments during the year, we have instituted a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in NIS with currency forwards and options. These forward and option contracts are designated as cash flow hedges and are all effective.

As of December 31, 2008, we recorded accumulated other comprehensive loss in the amount of approximately $1.2 million from our currency forward and option transactions with respect mainly to trade payables and payroll expenses. Such amount will be recorded into earnings during 2009.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

a.	Disclosure Controls and Procedures

        The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2008. Based on this evaluation, the Company’s chief executive officer and chief financial officer have concluded that, as of such date, the Company’s disclosure controls and procedures were (i) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to its management, including the Company’s chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

b.	Management’s Annual Report on Internal Control Over Financial Reporting

        Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

—	pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

—	provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

—	provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

—	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

        Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework for Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2008.

Our financial statements and internal control over financial reporting has been audited by Kost, Forer, Gabbay & Kasierer (A member of Ernst & Young Global), an independent registered public accounting firm.

c.	Attestation Report of the Registered Public Accounting Firm

        This annual report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting in page F-3 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements”, and are incorporated herein by reference.

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

        In 2003, we adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer and all other senior officers. In March 2008 we updated the Code of Ethics. The updated Code of Ethics was included as an Exhibit to our Annual Report on Form 20-F for the year ended December 31, 2007.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following is a summary of the fees billed to us for audit, audit related and non-audit services provided by Kost, Forer, Gabbay & Kasierer to us for the years ended December 31, 2007 and December 31, 2008:

Fee Category	2007 Fees	2008 Fees

Audit Fees	$335,000	$359,746

Audit-Related Fees	$26,711	$130,718

Tax Fees	$51,045	$81,165

All Other Fees	-	-

Total Fees	$412,756	$571,629

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

All Other Fees: Consists of the aggregate fees billed for products and services other than the services reported above. We did not have such services in 2008 and 2007.

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

        In October 2008, following the approval of our board of directors and the receipt of a court approval, we were authorized to use up to $30 million of our available cash to repurchase our shares. Through December 31, 2008 we repurchased under this repurchase program 1,449,999 ordinary shares at a weighted average price of approximately $3.44 per share for an aggregate of $5.0 million.

        The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
				(in thousands)

November 1 - November 30	707,776	$3.14	707,776	$27,776
December 1 - December 31	742,223	$3.70	742,223	$25,000

Total	1,449,999	3.43	1,449,999	N/A

        Under the first repurchase program in 2002, our board of directors authorized a share repurchase of up to $9 million of our ordinary shares. Under this 2002 repurchase plan, we had repurchased until December 31, 2003 3,796,773 ordinary shares at a weighted average price per share of approximately $2.07 for an aggregate of $7.9 million. Since then, we had not utilized the remainder of this re-purchase program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

        We do not comply with the NASDAQ requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans. Instead, we follow Israeli law and practice in accordance with which the establishment or amendment of certain equity based compensation plans is approved by our board of directors.

        As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, executive officer compensation, director nomination, composition of the board of directors and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

        For a discussion of the requirements of Israeli law in this regard, see Item 6.C. “Directors, Senior Management and Employees –Board Practices,” and Item 10.B. “Additional Information – Memorandum and Articles of Association.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

        The financial statements required by this item are at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association (English translation accompanied by Hebrew original) (1)
1.2	Articles of Association*
1.3	Certificate of Name Change (English translation accompanied by Hebrew original) (2)
2.1	Form of Ordinary Share Certificate (3)
2.2	Form of Warrant (1)
4.1	Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (1)
4.2	Form of Indemnity Agreement for Directors and Executive Officers(4)
4.3	Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (5)
4.4	Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (5)
8	Subsidiaries of Alvarion Ltd.*
10.1	Consent of Kost, Forer, Gabay & Kasierer*
11	Amended Code of Ethics(4)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

*	Filed herewith

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).

(2)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786).

(3)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142).

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2007.

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal period ending December 31, 2001.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 18, 2009	ALVARION LTD. By: /s/ Tzvika Friedman —————————————— Tzvika Friedman Chief Executive Officer

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALVARION LTD.

        We have audited the accompanying consolidated balance sheets of Alvarion Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2k to the consolidated financial statements, in 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109", effective January 1, 2007.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and its subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 17, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel June 17, 2009	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALVARION LTD.

        We have audited Alvarion Ltd.‘s (“the Company”) and its subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2007 and 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated June 17, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel June 17, 2009	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$52,087	$63,675
Short-term bank deposits	-	15,112
Marketable securities (Note 3)	45,130	29,575
Trade receivables, net	31,224	59,814
Other accounts receivable and prepaid expenses (Note 4)	16,250	8,110
Inventories (Note 5)	42,746	53,675

Total current assets	187,437	229,961

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investment in affiliate	605	1,554
Marketable securities (Note 3)	41,657	32,268
Severance pay fund	11,667	12,010

Total long-term investments and receivables	53,929	45,832

PROPERTY AND EQUIPMENT, NET (Note 6)	13,078	16,955

INTANGIBLE ASSETS, NET (Note 7)	1,593	266

GOODWILL	57,106	57,106

Total assets	$313,143	$350,120

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2007	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$24,091	$57,033
Other accounts payable and accrued expenses (Note 8)	50,228	57,111

Total current liabilities	74,319	114,144

ACCRUED SEVERANCE PAY	16,242	17,841

LONG-TERM LIABILITIES (Note 12)	2,029	2,229

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY:
Share capital (Note 11) -
Ordinary shares of NIS 0.01 par value -
Authorized: 85,080,000 and 120,080,000 shares at December 31, 2007 and 2008 respectively; Issued: 66,846,030 and 67,176,667 shares at December 31, 2007 and 2008, respectively; Outstanding: 63,049,257 and 61,929,895 shares at
December 31, 2007 and 2008, respectively	168	165
Additional paid-in capital	415,045	423,303
Treasury shares at cost: 3,796,773 and 5,246,772 shares at December 31, 2007 and
2008, respectively	(7,876)	(12,872)
Other accumulated comprehensive income (loss)	1,264	(1,183)
Accumulated deficit	(188,048)	(193,507)

Total shareholders' equity	220,553	215,906

Total liabilities and shareholders' equity	$313,143	$350,120

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2006	2007	2008

Sales (Note 13)	$181,594	$236,573	$281,281
Cost of sales	80,410	114,099	144,326
Write-off of excess inventory and provision for inventory purchase
commitments (Note 2g)	9,472	4,762	3,457

Gross profit	91,712	117,712	133,498

Operating costs and expenses:
Research and development, net (Note 14a)	38,807	51,389	59,679
Selling and marketing	44,929	55,943	60,521
General and administrative	13,680	15,426	18,813
Amortization of intangible assets	2,676	2,544	1,327
Restructuring and other related expenses (Note 2z)	-	-	2,914

Total operating costs and expenses	100,092	125,302	143,254

Operating loss	(8,380)	(7,590)	(9,756)

Other income (Note 1c)	-	8,265	-
Financial income, net (Note 14b)	3,796	6,453	4,297

Income (loss) from continuing operations (Note 12c)	(4,584)	7,128	(5,459)

Income (loss) from discontinued operations, net (Note 1c)	(36,167)	5,413	-

Net income (loss)	$(40,751)	$12,541	$(5,459)

Net earnings (loss) per share (Note 14c):
Basic:
Continuing operations	$(0.08)	$0.11	$(0.09)
Discontinued operations	(0.59)	0.09	-

	$(0.67)	$0.20	$(0.09)

Diluted:
Continuing operations	$(0.08)	$0.11	$(0.09)
Discontinued operations	(0.59)	0.08	-

	$(0.67)	$0.19	$(0.09)

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Treasury shares	Other accumulated comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity
	Number	Amount

Balance at January 1, 2006	59,400,992	$160	$391,797	$(7,876)	$263	$(159,838)		$224,506

Reclassification of other deferred
stock compensation due to
implementation of SFAS 123(R)	-	-	(173)	-	-	-		(173)
Exercise of employee stock options	2,228,219	5	5,021	-	-	-		5,026
Stock-based compensation expenses
related to SFAS 123(R)	-	-	6,450	-	-	-		6,450
Stock-based compensation expenses related
to SFAS 123(R), relating to discontinued operations	-	-	448	-	-	-		448
Unrealized losses on foreign currency cash flow hedges	-	-	-	-	(205)	-	$(205)	(205)
Net loss	-	-	-	-	-	(40,751)	(40,751)	(40,751)

Total comprehensive loss							$(40,956)

Balance at December 31, 2006	61,629,211	165	403,543	(7,876)	58	(200,589)		195,301

Exercise of employee stock options	1,420,046	3	4,078	-	-	-		4,081
Stock-based compensation expenses
related to SFAS 123(R)	-	-	7,424	-	-	-		7,424
Unrealized gains on foreign currency cash flow hedges	-	-	-	-	1,206	-	$1,206	1,206
Net income	-	-	-	-	-	12,541	12,541	12,541

Total comprehensive income							$13,747

Balance at December 31, 2007	63,049,257	168	415,045	(7,876)	1,264	(188,048)		220,553

Exercise of employee stock options	330,637	1	698	-	-	-		699
Purchase of treasury shares	(1,449,999)	(4)	-	(4,996)	-	-		(5,000)
Stock-based compensation expenses
related to SFAS 123(R)	-	-	7,560	-	-	-		7,560
Unrealized losses on foreign currency cash flow hedges	-	-	-	-	(2,447)	-	$(2,447)	(2,447)
Net loss	-	-	-	-	-	(5,459)	(5,459)	(5,459)

Total comprehensive loss							$(7,906)

Balance at December 31, 2008	61,929,895	$165	$423,303	$(12,872)	$(1,183)	$(193,507)		$215,906

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income (loss)	$(40,751)	$12,541	$(5,459)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Loss (income) from discontinued operations	36,167	(5,413)	-
Depreciation	4,926	4,232	6,193
Stock-based compensation expenses related to SFAS 123(R)	6,450	7,424	7,560
Accrued interest, amortization of premium and accretion of discounts on
held-to-maturity marketable securities and bank deposits	(247)	(404)	49
Amortization of other intangible assets	2,676	2,544	1,327
Decrease (increase) in trade receivables, net	1,057	3,108	(28,590)
Decrease (increase) in other accounts receivable and prepaid expenses	45	(9,859)	(1,971)
Decrease (increase) in inventories	105	(12,207)	(10,929)
Increase (decrease) in trade payables	(4,470)	1,660	33,687
Increase in other accounts payable and accrued expenses	8,383	8,828	5,700
Increase in long-term liabilities	1,598	431	200
Accrued severance pay, net	623	630	1,256

Net cash provided by continuing operating activities	16,562	13,515	9,023

Net cash provided by (used in) discontinued operating activities	(10,946)	4,431	-

Net cash provided by operating activities	5,616	17,946	9,023

Cash flows from investing activities:
Purchase of property and equipment	(4,801)	(6,918)	(10,815)
Investment in affiliates	-	(605)	(949)
Proceeds from bank deposits	6,725	1,835	-
Investment in bank deposits	(34)	-	(15,000)
Investment in held-to-maturity marketable securities	(170,044)	(186,150)	(34,459)
Proceeds from maturity of held-to-maturity marketable securities	158,946	175,502	59,243
Proceeds related to the LGC transaction	-	7,289	8,846

Net cash provided by (used in) continuing investing activities	(9,208)	(9,047)	6,866

Net cash used in discontinued investing activities	(225)	-	-

Net cash provided by (used in) investing activities	(9,433)	(9,047)	6,866

Cash flows from financing activities:
Proceeds from exercise of employee stock options	5,026	4,081	699
Repayment of long-term debt	(1,749)	(1,725)	-
Purchase of treasury shares	-	-	(5,000)

Net cash provided by (used in) financing activities	3,277	2,356	(4,301)

Increase in cash and cash equivalents from continuing operations	10,631	6,824	11,588
Increase (decrease) in cash and cash equivalents from discontinued operations	(11,171)	4,431	-

Increase (decrease) in cash and cash equivalents	(540)	11,255	11,588
Cash and cash equivalents at the beginning of the year	41,372	40,832	52,087

Cash and cash equivalents at the end of the year	$40,832	$52,087	$63,675

Supplemental disclosure of cash flows activities:
Cash paid during the year for interest	$130	$95	$-

Cash paid during the year for taxes	$99	$209	$245

Non-cash transactions:
Notes received in connection with the CMU net assets sale	$6,868	$-	$-

Conversion of the LGC convertible note into Common stock	$-	$1,400	$-

Purchase of property and equipment accrued in trade payables	$732	$745	$-

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL

a.	Alvarion Ltd. together with its worldwide subsidiaries (“the Company”) is a provider of wireless broadband systems. The Company supplies top-tier carriers, Internet Service Providers (“ISPs”) and private network operators with solutions based on the Worldwide Interoperability for Microwave Access (“WiMAX”) standard as well as other wireless broadband solutions.

As for geographic markets and major customers, see Note 13.

b.	Alvarion Ltd. has wholly-owned active subsidiaries in the United States, France, Romania, Brazil, Hong-Kong, Singapore, Japan, Mexico, Poland, Israel, Uruguay, Spain, UK, South-Africa, Italy, Argentina, Ecuador, Costa Rica, India, Chile and Philippines primarily engaged in marketing, pre-sales, sales and developing activities.

c.	Discontinued operations of the Cellular Mobile Unit (“CMU”):

On November 21, 2006, the Company signed an agreement to sell substantially all of the assets and certain liabilities related to its CMU, representing the majority of former interWAVE Communications International Ltd (“interWAVE”) business, to LGC Wireless Inc (“LGC”), a privately held U.S. company, pursuant to the terms of which LGC issued to Alvarion Promissory Notes (“the Promissory Notes”) in the amount of $ 7,920 and a Convertible Note (“the Convertible Note”, and together with the Promissory Note, “the Notes”) in the amount of $ 6,930. The CMU was a separate reporting unit of the Company which focused on development and production of compact cellular GSM and CDMA networks.

The Promissory Notes bore simple interest at the rate of 8% per annum, payable annually. 50% of the principal amounts and any accrued but unpaid interest thereon was due and payable on December 31, 2007 and the remaining principal and any and all accrued but unpaid interest was due and payable on December 31, 2008. The Promissory Notes were secured by the assets that were sold in the transaction.

The parties had the right to convert the outstanding principal on the Convertible Note, at any date beginning six months following the closing and ending on the date of maturity, into LGC’s Common shares; the outstanding principal on the Convertible Note were automatically converted into LGC’s common shares upon a change of control in LGC.

In September 2007, the Company converted the Convertible Notes into LGC Common shares. On November 30, 2007, ADC Telecommunication Inc. (“ADC”), a U.S. publicly traded company, completed its acquisition of LGC. As of December 31, 2008, the Company received approximately $ 16.1 million, out of which approximately $ 8.9 million was received during 2008, in respect of the Common shares of LGC and the Promissory Notes while an additional $ 1 million is secured in escrow. As a result of these transactions, the Company recorded in 2007 approximately $ 8.3 million as “other income”.

The results of the CMU operations were presented as discontinued operations for all periods presented. The cash flow of the CMU was also disclosed separately in the statement of cash flows for all periods presented.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

Results of operations of the discontinued segment:

	Year ended December 31,
	2006	2007

Revenues (*)	$24,840	$9,675
Operating expenses (*)	32,491	4,262
Impairment of goodwill (Note 2j)	23,378	-
Loss from disposal of discontinued operation	5,138	-

Net results	$(36,167)	$5,413

(*)	In 2007, the Company collected amounts in reference to the former sale of CMU equipment and services which occurred before the sale of the CMU.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars (“dollars”):

A majority of the Company’s revenues is generated in dollars. In addition, most of the Company’s costs are denominated and determined in dollars. The Company’s management believes that the dollar is the currency in the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of the Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Alvarion Ltd. and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with maturities of three months or less at the date acquired.

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months and up to one year were included in short-term bank deposits. As of December 31, 2008, most of the bank deposits were in U.S. dollars and bore interest at a weighted average interest rate of 3.63%. The deposits are presented at their cost, including accrued interest. As of December 31, 2007, the Company did not have short-term bank deposits.

f.	Marketable securities:

The Company accounts for its investments in marketable securities using Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable debt securities are classified as held-to-maturity since the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost.

For the years ended December 31, 2006, 2007 and 2008, all securities covered by SFAS No. 115 were designated by the Company’s management as held-to-maturity.

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

FASB Staff Position (FSP) No. 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”) and SEC Staff Accounting Bulletin Topic 5M, “Other-Than-Temporary Impairment of Certain Investments in Debt and Equity Securities” provide guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. For the years ended December 31, 2006, 2007 and 2008, no other-than-temporary impairment losses have been identified.

g.	Inventories:

The Company manages its inventory according to the FIFO method.

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and components – using the “weighted moving average cost” method.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Work in progress and finished products are based on the cost of raw materials and components used and the cost of production as follows:

Labor and overhead calculated on a periodic average basis.

Inventory write-offs have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts.

During 2006, 2007 and 2008, the Company recorded inventory write-offs for inventory no longer required and provision for inventory purchase commitments in a total amount of $ 9,472, $ 4,762 and $ 3,457, respectively.

In 2006, 2007 and 2008, approximately $ 3,594, $ 2,923 and $ 2,536, respectively, of inventory previously written-off was used as product components in the Company’s ordinary production course and was sold as finished goods to end users. The sales of these related manufactured products were reflected in the Company’s revenues without an additional charge to the cost of sales in the period in which the inventory was utilized.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Office furniture and equipment	7 - 20
Computers and electronic equipment	15 - 33
Motor vehicles	15
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

i.	Long-lived assets:

The Company’s property and equipment and certain identifiable intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”(“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which is 3.75-7.75 years. During 2008, the Company completely amortized its intangible assets with useful lives of 3.75 years. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2006, 2007 and 2008, no impairment losses were recorded.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Goodwill and other intangible assets:

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an annual impairment test. The Company performs an annual impairment test during the third quarter of each fiscal year, or more frequently if impairment indicators are present. As of December 31, 2008, the Company operates in one operating segment, and this segment is the Company’s sole reporting unit.

During the second quarter of 2006, the Company identified circumstances that required the reassessment of the recoverability of the various assets associated with its CMU unit, as required in SFAS 142. Management conducted an impairment analysis of goodwill and other intangibles. Based on a fair value valuation, an impairment charge of goodwill in the amount of $ 23,378 was recorded. In addition, as a result of the CMU sale (refer to Note 1c), the Company wrote off additional amount of $ 4,766 related to the CMU goodwill.

For the years ended December 31, 2007 and 2008, no additional impairment losses were recorded.

k.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. On January 1, 2007, the Company adopted FIN 48. The adoption of FIN 48 had no effect on the Company’s Shareholders’ Equity. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in financial expenses and general and administrative expenses, respectively.

l.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company estimates the fair value of stock options granted under SFAS No. 123(R) using the Black-Scholes option-pricing model that uses the weighted-average assumptions noted in the following table. The Company values restricted stock units and options granted at par value based on the market value of the underlying shares at the date of grant.

Expected volatility is based on historical volatility that is representative of future volatility over the expected term of the options. In 2008, the expected term of options granted is estimated based on historical experience and represents the period time that options granted are expected to be outstanding. In 2006 and 2007, the expected term was determined based on the simplified method in accordance with SAB 107. The risk free interest rate is based on the yield of U.S. treasury bonds with equivalent terms. The dividend yield is based on the Company’s historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

	Year ended December 31,
	2006	2007	2008

Volatility	54%	51.8%	50.8%
Risk-free interest rate	4.9%	4.3%	3.2%
Dividend yield	0%	0%	0%
Forfeiture rate	12%	12%	15%
Expected term	4 years	4 years	4 years

The Company’s annual compensation cost for the years ended December 31, 2006, 2007 and 2008 totaled $ 6,898 ($ 6,450 related to continued operations) $ 7,424 and $ 7,560, respectively.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2006, 2007 and 2008, was comprised as follows:

	Year ended December 31,
	2006	2007	2008

Cost of goods sold	$486	$583	$755
Research and development	1,408	1,848	2,176
Sales and marketing	1,418	1,696	2,093
General and administrative	3,138	3,297	2,536

Equity-based compensation expenses	$6,450	$7,424	$7,560

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

The Company generates revenues by selling its products indirectly through distributors and OEMs and directly to end-users.

Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB No. 104”) and with the Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collection is reasonably assured.

The Company generally does not grant a right of return. However, the Company has granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are recognized based on their history of actual returns provided that all other revenue recognition criteria are met.

In cases under which the Company is obligated to perform post delivery installation services, revenues generated from such arrangements are recognized upon completion of the installation.

In transactions where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

n.	Warranty costs:

The Company provides a 12 to 21 months warranty period for all of its products. The specific terms and conditions of a warranty vary depending upon the product sold and customer it is sold to. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time a product is delivered. Factors that affect the Company’s warranty liability include the number of units, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company’s warranty allowance during the period are as follows:

	Year ended December 31,
	2006	2007	2008

Balance at the beginning of the year	$5,330	$4,106	$4,295
Warranties issued during the year	4,734	5,548	4,009
Settlements/adjustments made during the year	(5,958)	(5,359)	(5,118)

Balance at the end of the year	$4,106	$4,295	$3,186

o.	Research and development:

Research and development costs, net of participation funding received and grants, are charged to the statement of operations as incurred. See also Note 14a.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Participations and grants:

Grants and participation received for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development costs.

q.	Severance pay:

The liability for severance pay for the Israeli companies is calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these deposits is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2006, 2007 and 2008 were $ 3,162, $ 4,647 and $ 5,992, respectively.

r.	Advertising expenses:

Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008 were $ 1,188, $ 1,427 and $ 2,102, respectively.

s.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential of Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS No. 128”).

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earning (loss) per share due to their anti-dilutive effect was 11,244,000, 6,293,918 and 10,667,727 for the years ended December 31, 2006, 2007 and 2008, respectively.

t.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of the Company’s cash and cash equivalents and short-term bank deposits are invested in U.S. dollar deposits with major U.S., European and Israeli banks. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s marketable securities include investments in debentures of U.S. corporations, U.S. government agencies and treasury bills. Management believes that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

As a result of the recent turmoil in capital markets the Company tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from current capital markets environment. Such measures included among the others: the Company’s investment policy approved by the Investment Committee, limits the amount the Company may invest in any one type of investment or issuer and the grade of the security, thereby reducing credit risk concentrations.

The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in North and South America, Asia Pacific, Africa and Europe. However, under certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advance payments. Regarding certain credit balances, the Company is covered by foreign trade risk insurance. The Company and its subsidiaries perform ongoing credit evaluations of their customers and establish an allowance for doubtful accounts based upon a specific review.

Allowance for doubtful accounts amounted to $ 567 and $ 234 as of December 31, 2007 and 2008, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense.

Total bad debt expenses during 2006, 2007 and 2008 amounted to $ 186, $ 112 and $ 660, respectively. Total write offs amounted to $ 206, $ 781 and $ 993 in 2006, 2007 and 2008, respectively.

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

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) and, effective October 10, 2008, adopted FASB Staff Position (“FSP”) No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”), except as it applies to the nonfinancial assets and liabilities subject to FSP No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value (see also Note 3 and Note 10).

v.	Derivative instruments:

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value.

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

Cash flow hedging strategy – To hedge against the risk of overall changes in cash flows resulting from foreign currency trade payables and salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS with currency forwards and options. These forward and option contracts are designated as cash flow hedges, as defined by SFAS No. 133 and Derivative Implementation Group No. G20, “Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge” (“DIG 20”) and are all effective.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2008, the Company recorded accumulated other comprehensive loss in the amount of $ 1,183 from its currency forward and option transactions with respect mainly to trade payables and payroll expenses expected to be incurred during 2009. Such amount will be recorded in earnings during 2009.

w.	Comprehensive income:

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.

x.	Treasury stock:

The Company repurchases its Ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

y.	Investment in affiliate:

The Company accounts for its investment in affiliate using the cost method of accounting since the Company does not have the ability to exercise significant influence over operating and financial policies of this company in accordance with the requirements of Accounting Principle Board (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock”.

The Company’s investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with APB No. 18. As of December 31, 2007 and 2008, based on management’s analysis, no impairment losses have been identified.

z.	Restructuring and other related costs:

During 2008, the Company announced that it was implementing a cost reduction plan including the layoff of approximately 100 employees. The Company recorded a charge of $ 2,914, out of which $ 86 was write-off of lease improvements due to abandonment of rental premises as a result of restructuring process. The Company has accounted for the restructuring plan in accordance with FAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”.

As of December 31, 2008, the major components of the restructuring plan charges are as follows:

	Initial costs	Cash payments	Accrual balance as of December 31, 2008

Employee termination benefits	$1,269	$(128)	$1,141
Repayments of grants	1,077	-	1,077
Lease abandonment	364	-	364
Other	118	-	118

	$2,828	$(128)	$2,700

Expected completion date of the restructuring plan is by the end of 2009.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Transfers of financial assets:

SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS No. 140), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company structures the arrangements such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale, excluding transactions presented below as a secured borrowing. The transfers of financial assets are typically performed by the factoring of receivables to three Israeli financial institutions.

During the year ended December 31, 2008, the Company sold trade receivables to Israeli financial institutions in a total amount of $ 27,404. Control and risk of those trade receivables were fully transferred in accordance with SFAS No. 140. As of December 31, 2008, the Company had a transaction that did not meet the guidance of SFAS 140 and is presented as a secured borrowing as part of other accounts payable and accrued expenses in the amount of $ 4,375.

The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company’s other assets, and presumptively puts the receivable beyond the lawful reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (iv) eliminates the Company’s effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

ab.	Reclassification:

Certain amounts in prior years’ financial statements have been reclassified to conform with the current year’s presentation.

ac.	Impact of recently issued Accounting Standards:

In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 10, the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on the Company’s consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the non controlling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

The Company does not expect that the adoption of SFAS No. 160 will have significant impact on its consolidated financial statements.

In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited.

The Company does not expect that the adoption of EITF 08-7 will have significant impact on its consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The guidance is applicable to intangible assets acquired after the effective date. The impact of FSP FAS 142-3 on the Company’s consolidated results of operations and financial condition will depend on the amount of intangibles acquired, if any, subsequent to the effective date.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	–	MARKETABLE SECURITIES

The following is a summary of held-to-maturity marketable securities:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

December 31, 2008:

Maturing within one year:
U.S. Government agencies	$7,222	$56	$-	$7,278
Corporate bonds	22,353	96	(126)	22,323

	29,575	152	(126)	29,601

Maturing over one year:
U.S. Government agencies	2,407	138	-	2,545
Corporate bonds	29,861	154	(455)	29,560

	32,268	292	(455)	32,105

	$61,843	$444	$(581)	$61,706

December 31, 2007:

Maturing within one year:
U.S. Government agencies	$7,887	$22	$-	$7,909
Corporate bonds	37,243	34	(2)	37,275

	45,130	56	(2)	45,184

Maturing over one year:
U.S. Government agencies	4,145	110	-	4,255
Corporate bonds	37,512	307	-	37,819

	41,657	417	-	42,074

	$86,787	$473	$(2)	$87,258

As of December 31, 2008, the unrealized losses of the Company’s investments in held-to-maturity marketable securities were mainly caused by the credit crunch crisis in the capital markets. The contractual cash flows of these investments are issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Based on the limited severity of the impairments and the ability and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2007 and 2008.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2007	2008

Government authorities	$4,174	$4,756
Deposits and derivatives	1,599	860
Prepaid expenses	1,014	982
Employees and others	808	1,512
Notes (see also Note 1c)	8,655	-

	$16,250	$8,110

NOTE 5:	–	INVENTORIES

Raw materials and components	$11,930	$10,849
Work in progress	12,765	14,062
Finished products	18,051	28,764

	$42,746	$53,675

See also Note 2g.

NOTE 6:	–	PROPERTY AND EQUIPMENT

Cost:
Office furniture and equipment	$2,183	$4,775
Computers and electronic equipment	37,117	42,665
Motor vehicles	328	269
Leasehold improvements	4,215	5,349

	43,843	53,058

Accumulated depreciation:
Office furniture and equipment	1,020	3,193
Computers and manufacturing equipment	27,253	30,101
Motor vehicles	170	195
Leasehold improvements	2,322	2,614

	30,765	36,103

Depreciated cost	$13,078	$16,955

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 amounted to $ 4,926, $ 4,232 and $ 6,193, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	–	INTANGIBLE ASSETS, NET

	December 31,
	2007	2008

Cost:
Current technology	$17,871	$17,871
Customer relations	500	500

	18,371	18,371

Accumulated amortization:
Current technology	16,278	17,605
Customer relations	500	500

	16,778	18,105

Amortized cost	$1,593	$266

Current technology amortization expenses for the years ended December 31, 2006, 2007 and 2008 amounted to $ 2,676, $ 2,544 and $ 1,327, respectively.

Estimated amortization expenses for the years ended:

Year ended December 31,	Amortization expenses

2009	$133
2010	$133

NOTE 8:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2007	2008

Employees and payroll accruals	$14,916	$15,526
Service providers, consultants and accrued expenses	6,530	13,340
Restructuring costs (*)	-	2,700
Royalties	1,529	1,483
Warranty provision	4,295	3,186
Advances from customers	16,956	10,839
Secured borrowings (**)	-	4,375
Provision for agent commissions	3,583	4,221
Derivatives	-	1,183
Others	2,419	258

	$50,228	$57,111

(*)	See also Note 2z.

(**)	See Note 2aa.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Premises occupied by the Company are leased under various lease agreements. The lease agreements for these premises will expire in 2013.

The Company has leased various motor vehicles under operating lease agreements. These leases expire in fiscal year 2011.

The Company has leased computers under operating lease agreements. These leases expire in fiscal year 2011.

Future minimum rental payments under such leases as of December 31, 2008 are as follows:

	Rental of premises	Lease of computers	Lease of motor vehicles

2009	$5,663	$461	$2,749
2010	4,954	293	2,049
2011	1,998	110	865
2012	700	-	-
2013	700	-	-

	$14,015	$864	$5,663

Rental of premises expenses for the years ended December 31, 2006, 2007 and 2008, were $ 5,129, $ 5,408 and $ 7,254, respectively. Motor vehicle leasing expenses for the years ended December 31, 2006, 2007 and 2008, were $ 2,295, $ 2,766 and $ 3,398, respectively, computer leasing expenses for the years ended December 31, 2006, 2007 and 2008, were $ 208, $ 330 and $ 554, respectively.

b.	Litigation:

On November 21, 2001, a purported Class Action lawsuit (“the Action”) was filed against interWAVE, certain of its former officers and directors, and certain of the underwriters for interWAVE’s initial public offering (“the IPO”). On April 19, 2002, the plaintiffs filed an amended complaint. The amended complaint alleged that the prospectus from interWAVE’s IPO failed to disclose certain alleged improper actions by various underwriters for the offering, in violation of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended (“the Exchange Act”). Similar complaints have been filed concerning more than 300 other IPOs; all of these cases have been coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 8, 2002, the Court entered an Order of Dismissal as to all of the individual defendants in the IPO litigation, without prejudice. In 2007, a settlement that had been pending with the Court since 2004, was terminated by stipulation, after a ruling by the Second Circuit Court of Appeals in six “focus” cases in the coordinated proceedings (interWAVE is not one of the six test cases) a stipulation of Settlement (“the Settlement”) was submitted to the Second Circuit, and in 2005, the Second Circuit granted preliminary approval. Under the Settlement, interWAVE would have been dismissed of all claims in exchange for a contingent payment guarantee by the insurance companies made it unlikely that the settlement would receive final Court approval. Plaintiffs filed amended master allegations and amended complaints in the six test cases. In 2008, the Court largely denied the defendants’ motion to dismiss the amended complaints.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The parties have reached a global settlement of the litigation. Under the settlement, which remains subject to the Court approval, the insurers would pay the full amount of the settlement share allocated to the Company, and the Company would bear no financial liability. interWAVE, as well as the officer and director defendants who were previously dismissed from the Action pursuant to tolling agreements, would receive complete dismissals from the case. It is uncertain whether the settlement will receive final Court approval. If the settlement does not receive final Court approval, and litigation against the Company continues, the Company believes that it has meritorious defenses and intends to defend the Action vigorously. However, the litigation results cannot be predicted at this point.

On January 19, 2007 and February 2, 2007, purported securities class action lawsuits were filed in the United States District Court for the Northern District of California, and on February 13, 2007 and March 9, 2007, purported securities class action lawsuits were filed in the United States District Court for the Southern District of New York (one of which was subsequently dismissed voluntarily by the plaintiff). The four complaints were substantially identical. Each complaint named as defendants the Company and certain of its current and former officers and directors. Each complaint generally alleged violations of certain U.S. federal securities laws and sought unspecified damages on behalf of a class of purchasers of Alvarion common stock between November 3, 2004 and May 12, 2006. The plaintiffs alleged, among other things, that the defendants made false and misleading statements concerning Alvarion’s business prospects, purportedly violating Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. On May 4, 2007, in response to motions filed by Alvarion, the two New York lawsuits were transferred to California. On April 9, 2007, three separate groups of plaintiffs filed motions with the California court, requesting appointment as lead plaintiff. On September 20, 2007, the Court consolidated the lawsuits into one matter, and on October 30, 2007, the Court appointed two lead plaintiffs to represent the alleged class. The Court ordered the appointed lead plaintiffs to file a consolidated amended complaint on or before January 14, 2008. On or about January 9, 2008, counsel for the court-appointed lead plaintiffs informed that the lead plaintiffs may dismiss the lawsuit rather than file an amended complaint. On January 23, 2008, the parties filed a stipulated request for dismissal of the lawsuit, which the Second Circuit approved on January 24, 2008. The court-approved dismissal terminated this consolidated securities class action lawsuit.

c.	As of December 31, 2008, the Company obtained bank guarantees in the total amount of approximately $ 4,200, in favor of vendors, customers, leasers and Government authorities.

d.	The Company provided a guarantee to a bank financing of one of the Company’s customers in the amount of $ 3,900 which expires on April 30, 2010.

e.	Royalties:

The Company’s research and development efforts have been partially financed through grants from the Office of the Chief Scientist (“OCS”) of the Israeli Government. In return for the OCS’s participation for some of the grants applications, the company is committed to pay royalties to the Israeli Government at the rate of 3%-5% of sales of products in which the Israeli Government has participated in financing the research and development, up to the amounts granted. The grants received bear annual interest at LIBOR as of the date of approval. The grants are presented in the consolidated statements of operations as an offset to related research and development expenses.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Repayment of the grants is not required in the event that there are no sales of products developed within the framework of such funded programs. Royalties payable to the OCS are recorded as they become due and are classified as cost of revenues. Royalty expenses relating to OCS grants included in cost of revenues for the years ended December 31, 2006, 2007, and 2008, amounted to $ 693, $ 434 and $ 294, respectively. The maximum amount of the contingent liability related to royalties payable to the Israeli Government was approximately $ 4,147 as of December 31, 2008.

NOTE 10:	–	FAIR VALUE MEASUREMENTS

In accordance with SFAS No. 157, the Company measures its foreign currency derivative contracts at fair value using market approach valuation technique. Foreign currency derivative contracts are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2008, the fair value of foreign currency derivative, liability, measured on a recurring basis was $ 1,183.

NOTE 11:	–	SHARE CAPITAL

a.	The Company’s shares are listed for trading on the NASDAQ National Market and on the Tel-Aviv Stock Exchange.

b.	Shareholders’ rights:

The Ordinary shares confer upon the holders rights to receive notice to participate and vote in general meetings of the Company, to receive dividends, if and when declared and to receive, upon liquidation, a pro rata share of any remaining assets.

c.	Treasury stock:

In July 2008, the Company was authorized to use up to $ 30 million of its available cash to repurchase shares of the Company. By the end of 2008, the Company purchased 1,449,999 shares at a weighted average price of approximately $ 3.44 per share.

d.	Share options:

The Company has six stock option plans under which 30,916,260 Ordinary shares were reserved for issuance.

In 2006, the Company adopted the 2006 shares options plan (“the 2006 Plan”). Under the 2006 Plan, the Company may grant restricted share units, restricted shares (“RSU”), options and other equity awards to employees, directors, consultants, advisers and service providers of the Company and its subsidiaries.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	SHARE CAPITAL (Cont.)

Pursuant to the 2006 Plan, 1,500,000 Ordinary shares were initially reserved for issuance upon the exercise of awards granted under the 2006 Plan. The number of Ordinary shares available for issuance under the 2006 Plan shall be reset annually on April 1 of each year to equal 4% of the total outstanding shares as of such reset date. The Company also grants its options under 2002 Plan. RSUs vest over a three year period of employment and may be subject to performance criteria. RSUs that are cancelled or forfeited become available for future grants.

During 2008, the Company granted 963,000 performance based options. The Company did not record compensation expenses for these options since as of December 31, 2008, it was not probable that the performance condition would be satisfied.

Under the terms of the Company’s plans, options generally vest ratably over a period of up to four years, commencing on the date of grant. The options expire no later than 6 years from the date of grant (under the old plans the options are expired after 10 years), and are non-transferable, except under the laws of succession. Each option may be exercised to purchase one Ordinary share for an exercise price that is generally equal to the fair market value of the underlying share on the date of grant. Part of the options under the 2006 plan were granted at par value. Options that are cancelled or forfeited before expiration become available for future grants.

As of December 31, 2008, 4,094,082 Ordinary shares of the Company are still available for future grants under the various option plans.

A summary of option activity under the Company’s stock option plans as of December 31, 2008 and changes during year than ended are as follows:

	Year ended December 31, 2008
	Amount of options	Weighted average exercise price	Aggregate intrinsic value

Options outstanding at beginning of year	10,615,282	$8.74
Changes during the year:
Granted	1,987,050	$2.71
Exercised	(330,637)	$2.12
Forfeited or cancelled	(1,360,940)	$11.53

Options outstanding at end of year	10,910,755	$7.50	$6,820

Options exercisable at end of year	5,985,965	$8.40	$2,478

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	SHARE CAPITAL (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2006, 2007 and 2008 was $ 3.93, $ 4.55 and $ 4.82, respectively. The weighted-average fair value of the options vested during the year ended December 31, 2008 was $ 4.20. The total intrinsic value for the options exercised for the years ended December 31, 2006, 2007 and 2008 was $ 13,827, $ 10,923 and $ 510, respectively.

As of December 31, 2008, there was approximately $ 12,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.73 years.

The options outstanding as of December 31, 2008, have been separated into ranges of exercise prices, as follows:

Exercise price (range)	Options outstanding as of December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2008	Remaining contractual life (years for exercisable options	Weighted average exercise price

$ 0.0003-0.003	1,240,161	5.21	$0.001	59,742	0.16	$0.001
$ 1.06-1.27	92,011	1.15	$1.25	92,011	1.15	$1.25
$ 1.90-2.74	1,353,975	3.94	$2.09	1,323,975	3.93	$2.09
$ 3.56-5.01	332,833	4.35	$3.96	99,833	0.81	$4.88
$ 5.37-8.05	1,873,127	4.70	$6.66	812,737	4.43	$6.30
$ 8.06-11.46	4,357,329	5.21	$9.60	2,306,050	5.21	$10.18
$ 12.63-16.95	1,652,702	5.33	$13.77	1,283,000	5.43	$13.93
$ 24.18-268.64	8,617	1.88	$54.51	8,617	1.88	$54.51

	10,910,755			5,985,965

A summary of the status of the Company’s restricted shares units and options granted at par-value as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

Unvested restricted share units and options at par value	Number of restricted share units and options at par value	Weighted average grant date fair value

Non vested at January 1, 2008	231,637	$8.30

Granted	1,055,150	$7.08
Vested	(67,194)	$8.38
Forfeited	(39,174)	$8.04

Non vested at December 31, 2008	1,180,419	$7.18

e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company’s Board of Directors has determined that tax exempt income if any, will not be distributed as dividends.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	TAXES ON INCOME

Commencing taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Accordingly, results for tax purposes are measured in terms of earnings in U.S. dollars.

Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate of 27%. However, as detailed below, income derived in Israel attributable to certain “Approved Enterprises” may enjoy certain tax benefits for a specific definitive period. The allocation of income derived from “Approved Enterprises” is dependent upon compliance with certain requirements of the Investment Law.

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

Alvarion Ltd. has been granted status as an “Approved Enterprise” under the Law for the Encouragement of Capital Investments, 1959 (“the investment law”). According to the provisions of the law, Alvarion Ltd. has elected the “alternative benefits”track provisions of the investment law, pursuant to which Alvarion Ltd. has waived its right to grants and instead receives a tax benefit on undistributed income derived from the “Approved Enterprise” program. The entitlement to tax benefits depends upon compliance with the investment law regulations. In 1997, Alvarion Ltd.‘s production facility in Nazareth was granted status as an “Approved Enterprise”. Accordingly, Alvarion Ltd.‘s income from that “Approved Enterprise” will be tax-exempt for a period of 10 years. The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

During 2000, Alvarion Ltd.‘s expansion request for its third “Approved Enterprise”regarding its production facilities in Migdal Haemek was approved. The income derived from this “Approved Enterprise” will be tax-exempt for 10 years period commencing in first year Alvarion Ltd. earns taxable income.

The duration of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The period of benefits for the plans has not yet commenced, and will expire in 2009 and 2012, respectively.

In connection with its merger with Floware in 2001, Alvarion Ltd. assumed the following Floware Ltd. “Approved Enterprise” agreement:

Floware Ltd. was granted “Approved Enterprise” status for its 1997 plan regarding the production facility in Or-Yehuda. After the merger, the operations were relocated to Alvarion’s facilities in Tel-Aviv. The income derived from this “Approved Enterprise” will be tax-exempt for a period of two years and will enjoy a reduced tax rate thereafter of 10% – 25% for an additional period of five to eight years (depending on the percentage of foreign investment in the Company). The period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

The period of benefits for this plan has not yet commenced, and will expire in 2011.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	TAXES ON INCOME (Cont.)

Alvarion Ltd.‘s entitlement to the above benefits is conditional upon its fulfilling the conditions stipulated by the investment law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, any benefits which were previously granted may be canceled and Alvarion Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest.

If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 10%-25% for an “Approved Enterprise”. As of December 31, 2008, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company’s “Approved Enterprise”.

On April 1, 2005, an amendment to the investment law came into effect (“the Amendment”) and, has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise such as provision generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

Under the Amendment, in 2005 and 2007, Alvarion Ltd. submitted an expansion requests for additional “Approved Enterprise” approval regarding its production facilities. A portion of the income derived from this “Approved Enterprise” will be tax-exempt for a period of 10 years and the rest will be taxed at a reduced rate of 10% to 25% (depending on the percentage of foreign investment in the Company). The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

Alvarion Ltd. has had no taxable income since inception and does not have any profits under the Approved Enterprise.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Alvarion Ltd. is an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. For tax purposes only, the Company may also be entitled to deduct over a three-year period expenses incurred in connection with a public share offering and to amortize know-how acquired from third parties.

c.	Income (loss) from continuing operations:

	Year ended December 31,
	2006	2007	2008

Domestic	$4,693	$(1,192)	$(6,845)
Foreign	(9,277)	8,320	1,386

	$(4,584)	$7,128	$(5,459)

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	TAXES ON INCOME (Cont.)

The loss and income from discontinued operations for the years ended 2006 and 2007 are substantially attributable to foreign sources.

d.	Carryforward losses:

As of December 31, 2008, Alvarion Ltd. had an available tax loss carryforward amounting to approximately $ 129,000, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

As of December 31, 2008, the state and the federal tax losses carryforward of the U.S. subsidiaries amounted to approximately $ 8,700 and $ 33,000, respectively. Such losses are available to be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in 2011 and 2028, respectively.

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

On July 25, 2005, the Israeli parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) 2005 (“the Income Tax Amendment”).

Inter alia, the Income Tax Amendment provides for a gradual reduction in the statutory corporate tax rate in the following manner: in 2008 the tax rate is 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%.

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2007	2008

Tax assets in respect of:
Allowance for doubtful accounts	$151	$53
Accrued severance pay and accrued vacation pay	1,162	2,396
Other deductions for tax purposes	9,723	12,537
Net loss carry forward	51,015	44,397

Total deferred tax assets before valuation allowance	62,051	59,383
Valuation allowance	(62,051)	(59,383)

Net deferred tax assets	$-	$-

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	TAXES ON INCOME (Cont.)

The main reconciling item between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits resulted from the Company’s accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits.

g.	The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not result in a change to the Company’s accumulated deficit. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2007	2008

Opening balance	$1,598	$2,029
Additions for prior year tax positions	431	200
Additions for current year tax position	-	-
Reductions for prior year tax positions	-	-

Closing balance	$2,029	$2,229

The Company recognizes interest and penalties related to unrecognized tax benefits in financial expenses and general and administrative expenses, respectively. During the years ended December 31, 2007 and 2008, the Company recorded $ 285 and $ 200, respectively for interest and penalties expenses related to uncertain tax positions. The liability for unrecognized tax benefits included accrued interest and penalties of $ 492 and $ 692 at December 31, 2007 and 2008, respectively.

The Company and its subsidiaries file income tax returns in Israel, USA and other foreign jurisdictions. With respect to Alvarion Ltd., the Israeli Tax Authorities had never examined the Company’s tax returns, nevertheless the tax returns until 2003 tax year (including 2003 tax returns) are deemed to be approved. The last examination conducted and finalized by U.S. tax authorities was in respect to the Company’s U.S. federal income tax return for 2004. With respect to other Company’s subsidiaries, the Company has not had a tax audit on their behalf.

NOTE 13:	–	GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

a.	The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business) and follows the requirements of Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”).

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION (Cont.)

b.	Information on sales by geographic distribution:

The total revenues are attributed to geographic areas based on the location of the Company’s end customers.

The following table presents total revenues for the years ended December 31, 2006, 2007 and 2008:

	Total revenues
	Year ended December 31,
	2006	2007	2008

Israel	$863	$861	$1,254
United States (including Canada)	25,047	32,767	42,683
Europe (without Russia, Romania, Italy ,Spain and
Denmark)	39,881	55,484	54,812
Russia	9,517	10,277	12,262
Romania	13,438	10,114	6,772
Italy	10,771	13,269	11,873
Spain	14,563	13,767	11,301
Denmark	22	2,501	19,378
Latin America	30,857	50,982	53,183
Africa	22,904	26,609	38,549
Asia	13,731	19,942	29,214

	$181,594	$236,573	$281,281

The following table presents total long-lived assets as of December 31, 2007 and 2008:

	Total long-lived assets
	December 31,
	2007	2008

Israel	$12,467	$13,507
Romania	733	2,184
Other	1,471	1,530

	$14,671	$17,221

The total long-lived assets are attributed to geographic areas based on the location of the assets.

NOTE 14:	–	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development, net:

	Year ended December 31,
	2006	2007	2008

Research and development costs	$42,042	$54,967	$69,952
Less - grants and participation	3,235	3,578	10,273

	$38,807	$51,389	$59,679

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	–	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial income, net:

	Year ended December 31,
	2006	2007	2008

Financial income:
Interest and others	$4,026	$6,019	$4,465
Foreign currency transaction differences	309	909	126

	4,335	6,928	4,591

Financial expenses:
Interest and bank expenses	(539)	(475)	(294)

	$3,796	$6,453	$4,297

c.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2006		2007	2008

Numerator:

Numerator for basic and diluted net earnings
(loss) per share - income (loss) from
continuing operations available to
shareholders of Ordinary shares		$(4,584)	$7,128		$(5,459)

Numerator for basic and diluted net income
(loss) per share - (loss) income from
discontinued operations available to
shareholders of Ordinary shares		(36,167)	5,413		-

Numerator for basic and diluted net earnings
(loss) per share - net income (loss) available
to shareholders of Ordinary shares		$(40,751)	$12,541		$(5,459)

Denominator:

Denominator for basic net earnings (loss) per
share - weighted average number of Ordinary
shares		60,841,424	62,344,993		62,924,500

Effect of dilutive securities:

Employee stock options	*)	-	2,280,890	*)	-

Denominator for diluted net earnings (loss) per
share - adjusted weighted average number of
shares		60,841,424	64,625,883		62,924,500

*)	Antidilutive.