Form 20-F
period 2009-12-31
ALVARION LTD
filed 2010-03-26
CIK 1108332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

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

Eran Gorev
Chief Executive Officer and President
Alvarion Ltd.
21A HaBarzel Street, Tel Aviv 69710, Israel
Tel: +972-3-645-6262
Fax: +972-3-645-6222

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, NIS 0.01 par value per share	Name of each exchange on which registered NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2009, there were 62,144,433 Ordinary Shares, NIS 0.01 par value per share, outstanding.

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

☐Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 in the Exchange Act. (Check one).

Large Accelerated Filer ☐        Accelerated Filer ☒         Non-Accelerated Filer ☐

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

☐ Yes   ☒ No

INTRODUCTION

Alvarion Ltd. (the “Company,” “we,” “our” or “us”) concentrates on the wireless broadband market, focusing on two line of business: the "carriers" line of business, which includes top-tier  operators, broadband service providers, competitive local exchange carriers (“CLECs”) and regional carriers, and the "enterprise" line of business which includes government authorities, municipalities, and Wireless Internet Service Providers (“WiSPs”) with integrated end-to-end networks and solutions based on the Worldwide Interoperability for Microwave Access (“WiMAX”) standard as well as other wireless broadband solutions. Our solutions are designed to cover the full range of frequency bands with fixed, portable and mobile applications.  Solutions for carriers include providing subscribers with home, office and personal broadband connectivity for internet access, social networking, gaming, VoIP, video and other bandwidth-intensive applications.  Our solutions also enable government and municipal office connectivity, security and surveillance services, and emerging applications such as smart power grid and public safety-related communications.

We were incorporated in September 1992 under the laws of the State of Israel.  Since our inception, we have devoted substantially all of our resources to the design, development, manufacturing and marketing of wireless products. On August 1, 2001, Floware Wireless Systems Ltd., a company incorporated under the laws of the State of Israel (“Floware”), merged with and into us.  As a result of the merger, we continued as the surviving company, and Floware’s separate existence ceased.  Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd.  In the past we acquired most of the assets and assumed liabilities of InnoWave Wireless Systems Ltd. (“InnoWave”) and completed an amalgamation with.interWAVE Communications International Ltd. (“InterWave”). Most of the interWAVE operations became our Cellular Mobile business unit (“CMU”). In November 2006, we sold our CMU to LGC Wireless, Inc. as further described in "Item 4 - History and Development of the Company." -

This annual report on Form 20-F (this “Annual Report”) contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all or any of the risks discussed in “Item 3—Key Information—Risk Factors” and elsewhere in this Annual Report.

In some cases, you can identify forward-looking statements by terms such as "may", "might", "will", "should", "could", "would", "expect", "believe", "intend", "plan", "anticipate", "project", "estimate", "predict", "potential" or the negative of these terms, and similar expressions intended to identify forward-looking statements.

These statements reflect our current views with respect to future events, are based on current assumptions, expectations, estimates and projections, and are subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As used in this Annual Report, the terms "we", "us", "our", "our Company", and "Alvarion" mean Alvarion Ltd. and its subsidiaries, unless otherwise indicated. ALVARION, ALVARION & Design, BreezeCOM, BreezeMAX, BreezeACCESS, BreezeNET, BreezeLITE, WALKair, 4Motion and INTERWAVE are registered trademarks or service marks of Alvarion in certain jurisdictions.  All other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

B.	COMPENSATION	70
C.	BOARD PRACTICES	71
D.	EMPLOYEES	78
E.	SHARE OWNERSHIP	79
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	82
A.	MAJOR SHAREHOLDERS	82
B.	RELATED PARTY TRANSACTIONS	82
C.	INTERESTS OF EXPERTS AND COUNSEL	82
ITEM 8.	FINANCIAL INFORMATION	83
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	83
B.	SIGNIFICANT CHANGES	84
ITEM 9.	THE OFFER AND LISTING	84
A.	OFFER AND LISTING DETAILS	84
B.	PLAN OF DISTRIBUTION	85
C.	MARKETS	85
D.	SELLING SHAREHOLDERS	85
E.	DILUTION	85
F.	EXPENSES OF THE ISSUE	85
ITEM 10.	ADDITIONAL INFORMATION	86
A.	SHARE CAPITAL	86
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	86
C.	MATERIAL CONTRACTS	88
D.	EXCHANGE CONTROLS	88
E.	TAXATION	89
F.	DIVIDENDS AND PAYING AGENTS	101
G.	STATEMENT BY EXPERTS	102

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected financial data, set forth in the table below, have been derived from our audited historical consolidated financial statements as of, and for each of the years ended, December 31, 2005, 2006, 2007, 2008 and 2009. The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data at December 31, 2008 and 2009, have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2005 and 2006, and the selected consolidated balance sheet data at December 31, 2005, 2006 and 2007, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. Following the sale of the net assets of the former interWAVE Communications International business, referred to as our Cellular Mobile Unit ("CMU") on November 21, 2006, the results of our CMU activities for the years ended December 31, 2005, 2006 and 2007 were reclassified to one line item in the statement of operations as “Income (loss) from discontinued operations” below the results from continuing operations. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  You should read the selected financial data together with the section of this Annual Report entitled, “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this Annual Report, and the selected financial data are qualified entirely by reference to such consolidated financial statements and related notes.

	Year Ended December 31,
	2005	2006(*)	2007(*)	2008(*)	2009(*)
	(in thousands except per share data)
Statement of Operations Data:
Sales	$176,927	$181,594	$236,573	$281,281	$245,239
Cost of sales	85,817	80,410	114,099	144,326	128,461
Write-off of excess inventory and provision for inventory purchase commitments	7,338	9,472	4,762	3,457	3,993
Gross profit	83,772	91,712	117,712	133,498	112,785

Operating costs and expenses:
Research and development, gross	32,772	42,042	54,967	69,952	54,674
Less grants and participations	3,062	3,235	3,578	10,273	3,884
Research and development, net	29,710	38,807	51,389	59,679	50,790
Selling and marketing	39,900	44,929	55,943	60,521	52,022
General and administrative	9,602	13,680	15,426	18,813	15,087

Amortization of intangible assets	2,685	2,676	2,544	1,327	132
Impairment of investment	-	-	-	-	1,554
Restructuring and other related expenses	-	-	-	2,914	2,787
Total operating costs and expenses	81,897	100,092	125,302	143,254	122,372
Operating profit (loss)	1,875	(8,380)	(7,590)	(9,756)	(9,587)
Other income	-	-	8,265	-	731
Financial income, net	2,551	3,796	6,453	4,297	1,668
Income (loss) from continuing operations	4,426	(4,584)	7,128	(5,459)	(7,188)
Income (loss) from discontinued operations, net	(17,044)	(36,167)	5,413	-	-
Net income (loss)	$(12,618)	$(40,751)	$12,541	$(5,459)	$(7,188)

Net earnings (loss) per share:
Basic:
Continuing operations	$0.08	$(0.08)	$0.11	$(0.09)	$(0.12)
Discontinued operations	(0.30)	(0.59)	0.09	-	-
Total	$(0.22)	$(0.67)	$0.20	$(0.09)	$(0.12)
Weighted average number of shares used in computing basic net earnings (loss) per share	58,688	60,841	62,345	62,925	62,023
Diluted:
Continuing operations	$0.07	$(0.08)	$0.11	$(0.09)	$(0.12)
Discontinued operations	(0.27)	(0.59)	0.08	-	-
Total	$(0.20)	$(0.67)	$0.19	$(0.09)	$(0.12)
Weighted average number of shares used in computing diluted net earnings (loss) per share	63,561	60,841	64,626	62,925	62,023

(*) Includes charges for stock-based compensation of approximately $6.9 million, $7.4 million, $7.6 million and $4.2 million as a result of ASC 718 “Compensation - Stock Compensation” (formerly SFAS No. 123(R) "Share-Based Payment") for the years ended December 31, 2006, 2007, 2008 and 2009, respectively.

	As of December 31,
	2005	2006	2007	2008	2009

Working capital	$101,713	$97,169	$113,118	$115,817	$132,813
Total assets	$318,002	$280,063	$313,143	$338,110	$301,037
Shareholders’ equity	$224,333	$195,301	$220,553	$215,906	$216,644
Capital Stock	$391,957	$403,708	$415,213	$423,468	$428,086

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

In 2009, our operating loss and net loss were approximately $(9.6) million and $(7.2) million, respectively, and in 2008, our operating loss and net loss were approximately $(9.8) million and $(5.5) million, respectively.  Our losses in these two years were mainly due to the global slowdown and the limited availability of credit in the global capital markets as well as a decrease in our gross margin.  In 2007, our operating loss and net income were approximately $(7.6) million and $12.5 million, respectively.  We may continue to incur operating losses and net losses in the future. Continuing losses could have a material adverse effect on our business, financial condition and results of operations, and on the value and market price of our ordinary shares.

Continuing slowdown in the global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The crisis in the financial and credit markets in the United States, Europe and Asia, which peaked in 2008 and 2009, has led to a global economic slowdown, with the economies of the United States and Europe weakening.  If these economies weaken further, our customers may further reduce or postpone their technology spending significantly.  This could result in continued reductions in sales, longer sales cycles, slower market acceptance of our products and increased price competition.  Any of these events would likely harm our business, operating results and financial condition and the values and liquidity of our investments may be materially adversely affected.

Adverse conditions in the telecommunications industry and in the telecommunications equipment market may decrease demand for our products and may harm our business, financial condition and results of operations.

Our systems are used by telecom carriers and service providers.  Some carriers and service providers using wireless broadband are emerging companies with unproven business models. Adverse market conditions in the last few years have caused our customers and potential customers to be conservative in their spending, and this is likely to continue in the future.  In addition, some of these emerging companies may cease operations due to the global economic slowdown.  Consequently, the markets in which we operate may not grow as we expect or at all, and our overall expansion plan may be affected. While our goal is to increase our sales by expanding the number of carrier customers that we address, there can be no assurance that we will be successful. The number of carriers and service providers who are our potential customers is relatively small and may not grow because of the limited number of licenses granted in each country and the substantial capital requirements involved in establishing networks.  As a result, our revenues may decline and our losses may increase.

Continued delays in WiMAX license allocation in certain countries may have an adverse affect on the WiMAX industry as a whole and may negatively affect our sales and revenues. For example, WiMAX frequency allocations in India that were supposed to take place during 2009 have been delayed into 2010. In addition, governmental funding packages under the U.S. broadband stimulus program may be delayed. Should such delays occur, it may have a negative impact on our revenues.

We may fail to deliver “turn-key” solutions to our customers.

We are experiencing increased demand from existing and potential customers to provide a complete operational or “turn key” solution for their deployment needs, where we are responsible for overall project management including third-party deliverables. In addition, our OPEN WiMAX strategy is designed to enable multiple telecom vendors to build a best-of-breed telecom access network in an open standard architecture. This strategy enables communication service providers to choose the combination of vendors and partners that best fits their specific requirements in large telecom projects. These solutions require us to integrate third parties' technologies, equipment and services. Relying on these third parties increases our responsibilities towards our customers. If we or any of our third parties fail to fully comply with our customers’ requirements, or if we, as the end-to-end provider, fail to deliver projects in a timely manner and to the satisfaction of our customers, it may adversely affect our results of operations.

New markets we attempt to penetrate may not become substantial commercial markets. In addition, if we do not maintain or increase our market share of the wireless broadband equipment market, our business will suffer.

The wireless broadband market, both fixed and mobile, and other new markets we attempt to penetrate may not become substantial commercial markets or may not evolve in a manner that will enable our products to achieve market acceptance. Mobile WiMAX technology targets fourth generation ("4G") services and therefore competes with other technologies such as Long Term Evolution ("LTE"), which is currently the major technology competitor of WiMAX for wireless broadband markets. WiMAX market acceptance may be hampered by competing technologies or intellectual property rights disputes.  In addition, in order to maintain or increase our market share in the markets in which we operate, we must:

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

•	effectively develop and market our OPEN WiMAX strategy in our broadband mobile solution, together with our current and potential partners;

•	continue to enhance our infrastructure project management and overall turnkey capabilities;

•	continue to enhance our financing and credit capabilities towards our customers; and

•	continue to enhance our maintenance and support services.

Our efforts in these markets may not succeed.

Intense competition in the markets for our products may have an adverse effect on our sales and profitability.

Many companies compete with us in the wireless broadband equipment market in which we sell our products.  We expect that competition from large vendors, as well as new vendors, will increase in the future, including with respect to products that we currently offer and products that we intend to introduce in the future.  As the market transitions toward standardization, competition becomes increasingly more challenging for us. In addition, some of the systems integrators and other strategic partners to which we sell our wireless broadband products could develop the capability to manufacture systems similar to our wireless broadband products.  We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that may supplant or provide lower cost alternatives to our products or perform better than our products.

We are also facing additional and new competition from large telecommunications equipment vendors, such as Huawei,  Cisco Systems Motorola, Samsung and ZTE Corporation and we expect this competition to grow, especially with respect to the mobile WiMAX-based products. Tier One operators may prefer to purchase products from these large vendors. During recent years, there has been a trend of consolidation in the telecommunications equipment market. This trend may continue in the future, particularly in light of the global economic slowdown, and may result in larger competitors with enhanced resources, financial and otherwise.  This may further intensify the competitive nature of the markets in which we operate.

We expect these competitors to continue to improve their technologies and products, which may cause us to lose some of our customers or prevent us from penetrating into new markets. Some of our existing and potential competitors, including large competitors arising from the continued consolidation in the telecommunications equipment market, have substantially greater resources, including financial, technological, manufacturing and marketing, and distribution capabilities, and enjoy greater market recognition than we do. Increased competition, direct and indirect, has resulted in, and is likely to continue to result in, reductions of average selling prices, shorter product life cycles due to our competitors' launching innovative products in the market more frequently, reduced gross margins, longer sales cycles and potential loss of market share and, consequently, could adversely affect our sales and profitability.

We may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly, offer better performance than the products of our competitors, or offer our customers payment or other commercial terms as favorable as those offered by our competitors. In addition, we may not be able to offer our products as part of integrated systems or solutions or provide extensive services to the same extent as our competitors.  A failure to accomplish one or more of these objectives could materially adversely affect our sales and profitability, harming our financial condition and results of operations.

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

The markets for our products and the technologies utilized in the industry in which we operate evolve rapidly.  We rely on key technologies, including wireless local area network (“LAN”), wireless packet data, orthogonal frequency division multiplexing (“OFDM”), orthogonal frequency division multiple access (“OFDMA”), time division multiplexing, modem and radio technologies as well as WiMAX, multiple-input multiple-output communications (“MIMO”), Sub Channelization, beam forming, high power base station and other technologies.  These technologies may be replaced with alternative technologies or may otherwise not achieve the wide acceptance that we are seeking, particularly in light of the current global economic slowdown.  In particular, there is a substantial risk that the wireless broadband technologies underlying our products may not achieve market acceptance for use in access applications.  As a result, our results of operations may be adversely affected.

In addition, market changes could render our products and technologies obsolete or subject them to intense competition by alternative products or technologies or by improvements in existing products or technologies.  For example, the wireless broadband equipment market may stop growing as a result of the deployment of alternative technologies that are constantly improving, such as DSL, cable modem, fiber optic, coaxial cable, satellite systems, Wi-Fi technology, third or fourth generation cellular systems, or high speed packet access (“HSPA”) and LTE technologies.  New or enhanced products developed by our competitors may be technologically superior to our products, may limit our target markets or may render our products obsolete, and consequently adversely affect our results of operations.

The success of our technology depends on the following factors, among others:

•	acceptance of new and innovative technologies;

•	acceptance of standards for wireless broadband products;

•	timely availability and maturity of technology from technology suppliers and chip-vendors, such as Intel, Sequans and Beceem;

•	capacity to handle growing demands for faster transmission of increasing amounts of data and voice;

•	cost-effectiveness and performance compared to other broadband wireless technologies;

•	reliability and security;

•	acceptance of new WiMAX ecosystem;

•	suitability for a sufficient number of geographic regions;

•	the availability of sufficient frequencies and site locations for carriers to deploy and install products at commercially reasonable rates; and

•	safety and environmental concerns regarding wireless broadband transmissions.

We may experience difficulties or delays in the introduction of new or enhanced products, which could result in reduced sales or unexpected expenses.

The development of new or enhanced products is a complex and uncertain process. We are engaged in the development of very advanced technologies. We have experienced and may continue to experience design, manufacturing, marketing and other difficulties due to delays in our development or delays by third party vendors, and these delays could continue to cause difficulties or prevent our development, introduction or marketing of new products or product enhancements and intensified competition. The difficulties could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products or the inability to timely introduce to the market the appropriate products, all of which may adversely affect our results of operations.

We engaged and may continue to engage in mergers and acquisitions which could harm our business, results of operations and financial condition, and dilute our shareholders’ equity.

We have pursued and, subject to market conditions, may continue to pursue growth opportunities through internal growth and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any prospective acquisitions will be completed.  The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention.  We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets.  Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected.  The occurrence of any of these events could harm our business, financial condition or results of operations.  Past and future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing, and could result, without limitation, in the following, any of which could seriously harm our results of operations or the price of our ordinary shares:

•	issuance of equity securities that would dilute our current shareholders;

•	large write-offs;

•	the incurrence of debt and contingent liabilities;

•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

•	diversion of management’s attention from other business concerns;

•	contractual disputes;

•	risks of entering geographic and business markets in which we have limited or no prior experience;

•	loss of key employees of acquired organizations; and

•	negative impact on our cash reserve.

We have experienced in the past, and may experience in the future, quarterly and annual fluctuations in our results of operations which may cause volatility in the market price of our ordinary shares.

We have experienced, and may continue to experience, significant fluctuations in our quarterly and annual results of operations, in particular, in light of the continuing unfavorable global economic conditions.  Any fluctuations may cause our results of operations to decrease below the expectations of securities analysts and investors.  This would likely affect the market price of our ordinary shares.

Our quarterly and annual results of operations may vary significantly in the future for a variety of reasons, many of which are outside of our control, including the following:

•	the uneven pace of spectrum licensing to carriers and service providers;

•	purchasing patterns of our customers, the size and timing of orders and the timing of large scale deployments;

•	the fulfillment of all revenue recognition criteria;

•	customer deferral of orders in anticipation of new products, product features or price reductions;

•	the timing of our product introductions or enhancements or those of our competitors or of providers of complementary products;

•	seasonality, including the relatively low level of general business activity in the first and third quarters of each year;

•	disruption or changes in the quality of our sources of supply;

•	changes in the mix of products sold by us;

•	mergers or acquisitions, by us, our competitors and exiting and potential customers, if any;

•	one-time charges such as asset impairment and restructuring charges;

•	fluctuations in the exchange rate of the New Israeli Shekel (the “NIS”) against the United States dollar;

•	general economic conditions, including the unfavorable global economic conditions; and

•	network approval process dependencies.

Our customers ordinarily require the delivery of products promptly after their orders are accepted.  Historically, our business does not have a significant backlog of accepted orders.  Consequently, revenues in any quarter depend primarily on orders received and accepted in that quarter.  The deferral of the placing and acceptance of any large order from one quarter to another could materially and adversely affect our results of operations for the former quarter. In addition, our revenue recognition is complex and dependent on various parameters. If revenues from our business in any quarter remain in the same level or decline in comparison to any previous quarter, our results of operations could be harmed.

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

The sales cycle for most of our products encompasses significant technical evaluation and testing by each potential purchaser and a commitment of significant cash and other resources.  The sales cycle can extend for more than one year and sometimes even two years from initial contact with a carrier to receipt of a purchase order.  This time frame may be extended due to, among other reasons, a carrier’s desire to ensure that the systems work for a long period with increased number of subscribers’ coverage and capacity, a carrier’s need to obtain financing or other means of collateral to purchase systems incorporating our products, the regulatory authorization of competition in local services, delays in the licensing of spectrum for these services and other regulatory hurdles.

As a result of the length of these sales cycles, revenues from our products may fluctuate from quarter to quarter and fail to correspond with associated expenses, which are largely based on anticipated revenues.  In addition, the delays inherent in the sales cycles of our products raise additional risks of customers canceling or changing their product plans.  Our revenues will be adversely affected if a significant customer, or a significant potential customer, reduces, delays or cancels orders during the sales cycle or chooses not to deploy networks incorporating our products.  Any such fluctuation in revenue or cancellation of orders may have an adverse effect on our business and may affect the market price of our ordinary shares. In addition, the global economic financial recession may continue to have an adverse effect on the length of our sales cycle.

Our business is dependent upon the success of our distributors, OEMs, system integrators and other partners, who are under no obligation to purchase our products.

A portion of our revenues is derived from sales to our independent partners, such as distributors, OEMs and system integrators.  Our distributors resell our products to others, who further resell our products to end users.  Changes in the distribution and sales channels of our products, a loss of a major distributor or a major distributor’s loss of a major end-user, or our inability to establish effective distribution and sales channels for new products may impact our ability to sell our products and result in a loss of revenues.  Additionally, sales through OEM and system integrator channels expose our business to a number of risks, each of which could result in a reduction in the sales of our products. For example, some OEMs and system integrators may terminate their relationships with us, consolidate or face financial problems, as well as promote competing products or emphasize alternative technologies, which may turn them into our competitors rather than our partners, all of which may result in a decline in the purchase of our products.

We are dependent upon the acceptance of our products by the market through our partners' efforts in marketing and sales.  In some cases, arrangements with our partners do not prevent them from selling competitive products and some of the arrangements do not contain minimum sales or marketing performance requirements.  In addition, our efforts to increase sales may suffer from the lack of brand visibility resulting from the integration of these products into more comprehensive systems by OEMs and system integrators.  Changes in the financial condition, business or marketing strategies of our partners could have a material adverse effect on our results of operations.  Any of these changes could occur suddenly and rapidly.

If our revenues decrease and our days-sales-outstanding (“DSO”) increase, we may suffer from a cash shortfall.

        Our DSOs increased in 2009, and we expect that over time our DSOs may continue to increase.  We expect our DSOs to increase up to 120 days during 2010. This is mainly due to our customers requesting more favorable payment terms from us as part of increased competition, as well as the limited availability of credit in the capital markets, which, as a result, may also effect our ability to collect our customers' debts in a timely manner or at all. In addition, we may experience an additional increase in DSOs, and if our revenues decline in the future, that may result in a cash shortfall.

We may experience a continuing decrease in our gross margin levels in the future, which may adversely affect our financial results.

We believe that several market developments have caused, and may continue to cause, a decline in our gross margin. Such developments include the following: (i) increased competition in the regions in which we currently operate; (ii) changes in the mix of our products, such as an increase in the volume of sales of lower-margin Customer Premise Equipment (“CPEs”); (iii) the entry of new, large operators into our markets; (iv) changes in the market demand of some of our existing and potential products; (v) our engaging in “turn-key” projects, which involve lower margins on third party equipment and services; and (vi) our entry into new geographical markets with lower margins, such as India.  We expect this decline in gross margin to continue over time. If our revenues do not increase and our operating expenses remain the same or increase, the decline in gross margin will have a negative impact on our results of operations.

Our products are complex and may have errors or defects that are detected only after deployment in complex networks.

Some of our products are highly complex and are designed to be deployed in complex networks. Although our products are tested during manufacturing and prior to deployment, our customers may discover errors after the products have been fully deployed. If we are unable to fix errors or other problems that may be identified in full deployment, including problems related to the site survey, radio planning and other problems that are not necessarily related to product functionality but to the associated services, or if we are unable to correct the errors in a timely manner, we could experience:

•	costs associated with remediation;

•	loss of or delay in revenues;

•	loss of customers;

•	failure to achieve market acceptance and loss of market share;

•	diversion of deployment resources;

•	diversion of research and development resources to fix errors in the field;

•	increased service and warranty costs;

•	legal actions or demands for compensation by our customers; and

•	increased insurance costs.

In addition, our products are often integrated with other network components. There may be incompatibilities between these components and our products that could significantly harm service providers or their subscribers. Product problems in the field could require us to incur costs or divert resources and may subject us to liability for damages caused by the problems or delay research and development projects because of the diversion of resources. These problems could also harm our reputation and competitive position in the industry.

We could be subject to warranty claims and product recalls, which could be very expensive and harm our financial condition.

Products like ours sometimes contain undetected errors.  These errors can cause delays in product introductions or require design modifications.  In addition, we are dependent on unaffiliated suppliers for key components incorporated into our products.  Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, from faulty installation or from any other cause, may result in customer dissatisfaction.  We are continually marketing several new products.  The risk of errors in these new products, as in any new product, may be greater than the risk of errors in established products.  The warranties for our products permit customers to return for repair or replacement, within a period ranging from 14 to 21 months of purchase, any defective products.  Any failure of a system in which our products are deployed (whether or not our products are the cause), any product recall and any associated negative publicity could result in the loss of, or delay in, market acceptance of our products and could harm our business, financial condition and results of operations. Although we attempt to limit our liability for product defects to product replacements, we may not be successful, and customers may sue us or claim liability for defective products and for related claims arising therefrom.  A successful product liability claim could result in substantial cost or divert management’s attention and resources, which could have a negative impact on our financial condition and results of operations.

Our dependence on limited sources for key components of our products may lead to disruptions in the delivery and increased cost of our products, harming our business and results of operations.

 We currently obtain key components for our products from a limited number of suppliers, and in some instances from a single supplier.  In addition, some of the components that we purchase from single suppliers are custom-made.  We cannot be sure that we will not experience increased costs or disruptions in the delivery of our product components.    In addition, there is a global demand for some electrical components that are used in our systems and that are supplied by relatively few suppliers.  Our dependence on these limited sources for key components for our products presents the following potential risks:

•
delays in delivery or shortages of components, especially for custom-made components or components with long delivery lead times, could interrupt and delay manufacturing and result in cancellations of orders for our products;

•	suppliers could increase component prices significantly and with immediate effect on the manufacturing costs of our products;

•	due to the global financial recession, some of our suppliers may cease to exist or face financial difficulties which could affect the supply chain;

•	we may not be able to develop alternative sources for product components;

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

We must be able to manage expenses and inventory risks associated with meeting the demands of our customers.

To ensure that we are able to meet customer demand for our products, we place orders with our subcontractors and suppliers based on our estimates of future sales.  If actual sales differ materially from these estimates, our inventory levels may be too high, and inventory may become obsolete and/or over-stated on our balance sheet.  This result would require us to write off inventory, which could adversely affect our results of operations.  In 2007, 2008 and 2009, we recorded inventory reserves for inventory no longer required and provision for inventory purchase commitments in the amounts of $4.8 million, $3.5 million and $4.0 million, respectively.

In addition, we are required to place manufacturing orders well in advance of the time we expect to sell products, and this may result in us ordering a larger or smaller number of these products than required.  In the event that we order the manufacture of a greater or lesser amount of these products than necessary, we may be required to purchase the surplus products or to forego or delay the sale or delivery of the products that we did not order in advance.  In either case, our business and results of operations may be adversely affected.

The limited manufacturing capacity of a number of subcontractors we depend on may prevent us from filling orders in the timeframe and with the quality specifications our customers demand, which may harm our business and results of operations.

We currently depend on a number of contract manufacturers with limited manufacturing capacity to manufacture our products.  The assembly of certain of our finished products, and the manufacture of custom printed circuit boards utilized in electronic subassemblies and related services are also performed by these independent subcontractors.  In addition, we rely on third-party “turn-key” manufacturers to manufacture certain sub-systems for our products.  Reliance on third-party manufacturers exposes us to significant risks, including risks resulting from:

•	potential lack of manufacturing capacity;

•	limited control over delivery schedules;

•	quality assurance and control;

•	manufacturing yields and production costs;

•	voluntary or involuntary termination of their relationship with us;

•	difficulty in, and timeliness of, substituting any of our contract manufacturers, which could take as long as six months or more;

•	the economic and political conditions in their environments; and

•	their financial strength.

If the operations of our contract manufacturers are halted, even temporarily, or if our contract manufacturers are unable to operate at full capacity for an extended period of time, we may experience business interruption, increased costs, loss of goodwill and loss of customers.

Any of these risks could result in manufacturing delays or increases in manufacturing costs and expenses. If we experience manufacturing delays, we could lose orders for our products and, as a result, lose customers.  There may be an adverse effect on our profitability and, consequently, on our results of operations, if we incur increased costs.

Regulation by governments or other public authorities may increase our costs of doing business, limit our potential markets or require changes to our products that may be difficult and costly.

Our business is premised on the availability of certain radio frequencies for two-way broadband communications.  Radio frequencies are subject to extensive regulation under international treaties and local laws, which differ by country. Some of our products operate in license-free bands in the radio spectrum, while others operate in licensed bands.  The regulatory environment in which we operate is subject to significant change, the results and timing of which are uncertain.

In some cases, the continued validity of licenses may be conditional on the licensee complying with various conditions. Since WiMAX technologies evolve and enable new applications, such as mobile services, in some countries the regulators may not permit an operator to use the spectrum previously allocated according to its full technology potential and its latest technological evolution. The regulators in some countries may avoid granting WiMAX spectrum to protect owners of other spectrums previously allocated or they may wait until new technologies such as LTE become available before starting the frequency allocation process. In addition to regulation of available frequencies, our products must conform to a variety of national and international regulations that require compliance with administrative and technical requirements as a condition to the operation or marketing of devices that emit radio frequency energy.

The regulatory environment in which we sell our products subjects us to several risks, including the following:

•	Our customers may not be able to obtain sufficient frequencies for their planned uses of our wireless broadband products;

•
Failure by the regulatory authorities to allocate suitable and sufficient radio frequencies in a timely manner could deter potential customers from ordering our wireless broadband products.  Also, frequency licenses and other regulations may include terms that affect the desirability of using our products;

•
The process of establishing new regulations for wireless broadband frequencies and allocating these frequencies to operators is complex and lengthy, and delays in this process may postpone the commercial deployment of our products;

•
If our products operate in the license-free bands, Federal Communications Commission (“FCC”) rules and similar rules in other countries require operators of radio frequency devices, such as our products, to cease operation of a device if its operation causes interference with authorized users of the spectrum and to accept interference caused by other users;

•	If the use of our products interferes with authorized users, or if users of our products experience interference from other users, market acceptance of our products could be adversely affected;

•
Regulatory changes, including changes in the allocation of frequency spectrum, may significantly impact our operations by rendering our current products obsolete or non-compliant, restricting the applications and markets served by our products, or requiring us to modify our products;

•	Regulatory changes and restrictions imposed due to environmental concerns, such as restrictions imposed on the location of outdoor antennas;

•
Spectrum technology neutrality or specific technology allocation may be changed by regulatory authorities towards other competing technologies or to fit specific competitive solutions. Spectrum allocation may specify a particular technology, such as 3G, LTE or WiMAX rather than enabling the spectrum owner to determine the technology; and

•	Export control laws and regulations which are applicable to all of our products and technology may become more stringent in the future.

We may also be subject to certain European directives like the directive on Waste Electrical and Electronic Equipment and the directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment.

Our proprietary technology is difficult to protect, and its unauthorized use by third parties may impair our ability to compete effectively.

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

These measures may not be sufficiently adequate to protect our technology from third-party infringement.  Our competitors may independently develop technologies that are substantially equivalent or superior to our technology.  Third-party patent applications filed earlier may block our patent applications or receive broader claim coverage.  In addition, any patents issued to us, if issued at all, may not provide us with significant commercial protection.  Third parties may also invalidate, circumvent, challenge or design around our patents or trade secrets, and our proprietary technology may otherwise become known, or similar technology may be independently developed by competitors.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.  Failure to successfully protect our intellectual property from infringement may damage our ability to compete effectively and harm our results of operations.

We could become subject to litigation regarding intellectual property rights, which could seriously harm our business.

From time to time we receive letters alleging that we have infringed upon a patent, trademark or other proprietary right.  As the Broadband Wireless Access market transitions toward standardization, we are more exposed to intellectual property litigation by third parties who claim to hold intellectual property rights related to such standards. In addition, based on the size and sophistication of our competitors and the history of rapid technological change in our industry, it is possible that several competitors may have intellectual property rights that could relate to our products.  Therefore, we may need to litigate to defend against claims of infringement or to determine the validity or scope of the proprietary rights of others.  Similarly, we may need to litigate to enforce or uphold the validity of our patent, trademarks and other intellectual property rights.  Other actions may involve ownership disputes over our intellectual property or the misappropriation of our trade secrets or proprietary technology.  As a result of these actions, we may have to seek licenses to third-parties' intellectual property rights, which may not be able to be successfully integrated into our products.  These licenses may not be available to us on reasonable terms or at all.  In addition, litigation could be expensive and time consuming and could result in court orders preventing us from selling our then-current products or from operating our business.  Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and harm our business, financial condition and results of operations. We have no assurance that any such allegation will not have a material adverse effect on our business, financial condition or results of operations.

If we are unable to maintain licenses to use certain technologies, we may not be able to develop and sell our products.

We license certain technologies from others for use in connection with some of our technologies.  The loss of these licenses could impair our ability to develop and market our products.  If we are unable to obtain or maintain the licenses that we need, we may be unable to develop and market our products or processes, or we may need to obtain substitute technologies of lower quality or performance characteristics or at greater cost.  We cannot assure you that we can maintain these licenses or obtain additional licenses, if we need them in the future, on commercially reasonable terms or at all. Also, some of our products utilize open source technologies.  These technologies are licensed to us on varying license structures.  These licenses and others like them pose a potential risk to products should they be inappropriately used.

We depend on key personnel.

Our future success depends, in part, on the continued service of key personnel. If certain of our key technical, sales or senior management personnel terminate their employment and we are unable to retain qualified replacements, our business and results of operations could be harmed.

We may be classified as a passive foreign investment company.

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Based upon our market capitalization during the taxable years 2005 through 2009, and each taxable year prior to 2001, we do not believe that we were a PFIC for any such year and, based upon our valuation of our assets as of the end of each quarter of 2002 and 2003 and an independent valuation of our assets as of the end of each quarter of 2001, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during some of those years. We cannot assure you, however, that the United States Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in 2010 or in subsequent taxable years. If we were classified as a PFIC, U.S. taxpayers that own our ordinary shares would be subject to additional taxes upon certain distributions by us or upon gains recognized after a sale or disposition of our ordinary shares unless they appropriately elect to treat us as a “qualified electing fund” or to make a “mark to market election” under the U.S. Internal Revenue Code. Our classification as a PFIC could also adversely affect the market price of our ordinary shares. For more information, see “Item 10—Additional Information—Taxation—United States Federal Income Tax Considerations with Respect to the Acquisition, Ownership and Disposition of our Ordinary Shares—Passive Foreign Investment Company Status”.

The price of our ordinary shares is subject to volatility.

The price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future.  Since our initial public offering in March 2000, the price of our ordinary shares on the NASDAQ Global Market has ranged from a high of $53.12 to a low of $1.55.  On December 31, 2009 and March 4, 2010, the closing price of our ordinary shares on the NASDAQ Global Market was $3.74 and $3.83, respectively.  We may continue to experience significant volatility in the future, based on the following factors, among others:

•	general economic conditions;

•	our prospects;

•	actual or anticipated fluctuations in our sales and results of operations;

•	variations between our actual or anticipated results of operations and the published expectations of analysts;

•	general conditions in the wireless broadband products industry and general conditions in the telecommunications equipment industry;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures and capital commitments;

•	introduction of technologies or product enhancements or new industry substitute standards that reduce the need for our products;

•	the effect of general political conditions on our operations and results; and

•	departures of key personnel.

We may be named as a defendant in securities class action lawsuits, or in other time consuming and expensive litigation that requires extensive management attention and resources, and can be expensive, lengthy and disruptive.

We are currently a defendant in a securities class action litigation, as described in "Item 8—Financial Information—Legal Proceedings". We may be named in the future as a defendant in other securities class action lawsuits or in other time consuming and expensive litigation.  Legal proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit.  Moreover, we cannot predict the results of legal proceedings, and an unfavorable outcome of a lawsuit or proceeding could materially and adversely affect our business, results of operations and financial condition.

Operating in international markets exposes us to risks, which could cause our sales to decline and our operations to suffer and could expose us to various legal, business, political and economic risks.

While we are headquartered in Israel, approximately 99% of our sales in recent years were generated elsewhere around the world.  Our products are marketed internationally and we are, therefore, subject to certain risks associated with international sales, including the following:

•	trade restrictions, tariffs, and technology import and export license requirements, which may restrict our ability to export our products or may make our products less price-competitive;

•	effects of economic conditions and credit availability;

•	adverse tax consequences;

•	greater difficulty in safeguarding intellectual property;

•
difficulties in managing our overseas subsidiaries and staffing multiple offices and multiple research and development centers, and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts and implementing our accounts receivable function, which introduces revenue recognition, translation, proximity and cultural challenges;

•	political and economic instability, particularly in emerging markets;

•	reduced protection for intellectual property rights in some countries where we may seek to expand our sales in the future;

•	laws and business practices favoring local companies;

•	differing labor standards;

•	costs of localizing our products for foreign countries and the lack of acceptance of localized products in foreign countries; and

•	fluctuations in currency exchange rates and the implications on our financial statements.

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

There may be health and safety risks related to wireless products.

In recent years, there has been publicity regarding the potentially negative direct and indirect health and safety effects of electromagnetic emissions from cellular telephones and other wireless equipment sources, including allegations that these emissions may cause cancer.  Our wireless communications products emit electromagnetic radiation.  Health and safety issues related to our products may arise that could lead to litigation or other actions against us, or to additional regulation of our products.  We may be required to modify our technology and may not be able to do so.  We may also be required to pay damages that may reduce our profitability and adversely affect our financial condition.  Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market our products and, in turn, could harm our business and results of operations.

If our stock price declines sufficiently, we may need to write down our goodwill, which may have a material adverse affect on our operating results.

We account for goodwill and other intangible assets under ASC 350 “Intangibles – Goodwill and Others” (formerly SFAS No. 142). Under this standard, goodwill is tested for impairment annually or more frequently if certain events or changes in circumstances indicate that the carrying amount of goodwill exceeds its implied fair value. We operate our business in a single reporting unit under ASC 350, so we use an enterprise approach to determine our total fair value. In the current capital markets downturn, our stock price, and consequently our market capitalization, may decline in the future. If the value of our market capitalization falls below the value of our shareholders’ equity, it might indicate that a write-down of our goodwill is required. Our ability to reconcile the gap between our market capitalization and our enterprise value depends on various factors, such as an estimated control premium that an investor would be willing to pay for a controlling interest in us. If our market capitalization stays below the value of our shareholders’ equity, we may be required to record impairment charges for our goodwill.

Risks Related to Our Location in Israel

Conducting business in Israel entails special risks.

We are incorporated under Israeli law and our principal offices and the majority of our manufacturing and research and development facilities are located in the State of Israel.  Political, economic and military conditions in Israel directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli subcontractors and suppliers may cease operations which may cause delays in the development, manufacturing or shipment of our products.  Since October 2000, terrorist violence in Israel has increased significantly.  In recent years, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities in December 2008 and January 2009 along Israel's border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into southern Israel.  There were also extensive hostilities along Israel's northern border with Lebanon in the summer of 2006.  Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

Furthermore, several countries, principally some of those in the Middle East, still restrict business with Israel and Israeli companies.  These restrictive laws and policies may seriously limit our ability to offer our services to customers in these countries.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our officers and employees in Israel are obligated to perform annual military reserve duty until they reach age 45 and, in the event of a military conflict could be called to active duty.  Our operations could be disrupted by the absence of a significant number of our employees due to military service or the absence for extended periods of one or more of our key employees due to military service.  A disruption could materially and adversely affect our business, operating results and financial condition.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

We have received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (“OCS”) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the “Research and Development Law.”  Pursuant to our current arrangement with the OCS, the OCS finances up to 20% of our research and development expenses by reimbursing us for up to 66% of the approved expenses related to our generic research and development projects. In addition, we obtain other grants from the OCS to partially fund certain other research and development projects. These programs currently restrict our ability to manufacture particular products or transfer particular technology outside of Israel. The Research and Development Law and related regulations permit the OCS to approve the transfer of manufacturing rights outside Israel subject to an approval of the research committee and in exchange for payment of higher royalties, for royalty-bearing programs. Under these programs we need to comply with certain conditions. If we fail to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs.  If the Government of Israel discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially and adversely affected.

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

Substantially all of our revenues are generated in U.S. dollars.  A significant portion of our expenses, primarily salaries, building leases and related personnel expenses is currently incurred in NIS, and we anticipate that a significant portion of our expenses will continue to be denominated in NIS.

As a result, inflation in Israel and/or the devaluation of the U.S. dollar in relation to the NIS has and may continue to have the effect of increasing the cost in U.S. dollars of these expenses; hence, our dollar-measured results of operations are and may continue to be adversely affected.  In order to manage the risks imposed by foreign currency exchange rate fluctuations, from time to time we enter into currency forward contracts and put and call options to hedge some of our foreign currency exposure.  We can provide no assurance that our hedging arrangements will be effective.  In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar may cause our customers to cancel or decrease orders or default on payment.

Provisions of Israeli law and our Articles of Association may delay, prevent or make difficult a merger or an acquisition of us, which could prevent a change of control and therefore depress the market price of our ordinary shares.

Our Articles of Association contain certain provisions that may delay or prevent a change of control, including a classified board of directors.  In addition, the Israeli Companies Law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions.  These provisions of Israeli law could have the effect of delaying or preventing a change of control, may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.  Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders.

It may be difficult to effect service of process and enforce U.S. judgments against our directors and officers in Israel or to assert U.S. securities laws claims in Israel.

We are incorporated in Israel.  Our executive officers and a majority of our directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to obtain a judgment in the United Stated or collect or get an Israeli court to enforce a judgment obtained in the United States against us or any of those persons. Furthermore, it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.

We do not comply with the NASDAQ requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans.  Instead, we follow Israeli law and practice in accordance with which the establishment or amendment of certain equity based compensation plans is approved by our board of directors.

As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, executive officer compensation, director nomination, composition of the board of directors and quorum at shareholders’ meetings.  In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in September 1992 under the laws of the State of Israel.  Since our inception, we have devoted substantially all of our resources to the design, development, manufacturing and marketing of wireless products.

On August 1, 2001, Floware merged with and into us.  As a result of the merger, we emerged as the surviving company and Floware’s separate existence ceased.  Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd.  On April 1, 2003, we completed an acquisition of most of the assets and the assumption of related liabilities of InnoWave .  In December 2004, we completed the amalgamation of interWAVE , and the interWAVE operations became our CMU.  In November 2006, we completed the sale of our CMU to LGC Wireless, Inc. (“LGC”), a privately-held supplier of wireless networking solutions in exchange for promissory and convertible notes of LGC.  In September 2007, LGC converted our convertible notes into LGC shares and thus we became a shareholder of LGC.  In November 2007, ADC Telecommunication Inc. (“ADC”) acquired LGC and we sold our LGC shares to ADC for approximately $7.3 million. See “Item 5—Operating and Financial Review and Prospects—Operating Results.”

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

General

We concentrate our resources on the broad industry of wireless broadband. As a wireless broadband pioneer, we have been driving and delivering innovation for more than 10 years, from developing core technology to creating and promoting industry standards. Leveraging our key roles in the Institute of Electrical and Electronic Engineers (“IEEE”) and HiperMAN standards committees and having experience in extensive development and deployment of OFDM technology -based systems, we have been at the forefront of the WiMAX Forum™ in its focus on increasing the widespread adoption of standards-based products in the wireless broadband market and in leading the industry to adopt mobile WiMAX networks.  The WiMAX standard is the outcome of the standardization work done by the WiMAX Forum™, widely based on the IEEE 802.16 standard working group.

Our primary business is to provide solutions based on the 802.16e-2005 WiMAX standard and other broadband wireless technologies for two main categories of customers, operating a wide variety of applications:

•	Carriers:

Solutions for Carriers include WiMAX networks for fixed, nomadic and mobile subscribers, providing them with home, office and personal broadband connectivity for Internet access, Social Networking, Gaming, VoIP, Video and other broadband applications. Our solutions enable operators in both developed and emerging markets, to offer broadband services to subscribers anytime, anywhere where the WiMAX network is deployed, through the use of a variety of devices, such as laptops, PDAs  and smart handsets which have undergone interoperability testing with our WiMAX system. In the Carriers category, we continue to offer our pre-WiMAX products in addition to our WiMAX standard products, which are growing in sales.

•	Enterprise:

Solutions for our Enterprise category include broadband wireless applications for a variety of vertical markets, providing owners and operators of public networks, private networks, utility companies and municipalities, with broadband connectivity and applications that fulfill each organization's own communication needs. Examples of such applications include government and municipal offices connectivity, security and surveillance services, campus-to-campus broadband connectivity, oil & gas and mining company applications, emerging Smart Power Grids and Public Mobile Radio ("PMR") applications. In this market, we sell both WiMAX and non-WiMAX solutions, primarily in the license-exempt frequency bands.

With over 250 commercial WiMAX deployments worldwide, we believe that we are a worldwide leader in providing and deploying integrated WiMAX networks and wireless broadband access solutions. We supply top-tier carriers, ISPs, new communications service providers known as broadband service providers and private network operators with solutions based on the WiMAX standard, as well as other wireless broadband solutions.

Our growth strategy is focused on providing complete end-to-end integrated WiMAX networks and broadband wireless solutions, maintaining our current leadership position and growing along with the market demand for converged applications. We have accomplished significant milestones in terms of product development, including agreements with third parties to integrate their products into our complete solution, enhancement of know-how and execution of turn-key projects in order to offer a complete end-to-end WiMAX network to telecommunication operators.

INDUSTRY DYNAMICS

WiMAX Technology, Applications and Industry Advantages

Mobile WiMAX is a technology based on the IEEE 802.16e air interface standard and the ETSI HiperMAN wireless metropolitan area network (“MAN”) standard. WiMAX is the worldwide standard for wireless broadband access and personal mobile broadband applications. Solutions based on WiMAX technology enable fixed-line, cable, and mobile operators and challengers to compete with each other in the anticipated market for higher Average Revenue Per User (“ARPU”) services.  WiMAX technology has the capacity to deliver sufficient bandwidth to enable value-added broadband applications, including live video broadcasting, high-speed data, toll-quality voice and multimedia content. Most importantly, the WiMAX (IEEE 802.16) standards were developed based on the concept of an "all-IP Network". A complete set of IP-based functions and interfaces allows for high quality service delivery, while keeping end-to-end Quality of Service (“QoS”) and minimizes investment and operating costs for operators with its distributed architecture and efficient, packet-based air interface.

WiMAX offers two technological advantages to the operators relative to the existing commercial technologies: (i) a superior radio access technology; and (ii) an open IP-based access network infrastructure.

•
Superior radio access technology: WiMAX benefits from advanced Non-Line-of-Sight (“NLOS”) radio and antenna technologies, such as MIMO, Beam Forming, and Spatial Division Multiple Access (“SDMA”). These new technologies can be used in fixed, portable and mobile WiMAX networks and facilitate high spectral efficiency and obstacle penetration (e.g., walls) resulting in best network coverage, capacity, low latency and improved user experience. As a result, WiMAX offers lower infrastructure costs and reduced cost per subscriber for the operator, compared to any other wireless technology.

Utilizing its built-in strong QoS mechanisms, WiMAX technology has the capacity to deliver maximum service quality under the subscriber’s Service Level Agreement ("SLA") to enable rich value-added applications, including high-speed data and Internet, live video multicasting, toll-quality voice and multimedia content in both download and streaming formats. These capabilities enable toll-quality delivery of differentiating services, coupled with enhanced subscriber Quality of Experience (“QoE”).

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

The WiMAX standards are defined by the WiMAX Forum™. The WiMAX Forum™ is a non-profit organization focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the industry to mobile WiMAX solutions. The WiMAX Forum™ members work to promote the interoperability of multiple vendors’ products in the wireless broadband market. Since its establishment, the WiMAX Forum™ members, working together with the IEEE, have established the first standards on which wireless broadband systems operate, namely the IEEE 802.16d-2004 standard and IEEE 802.16e-2005 standard. These standards fully support fixed and nomadic broadband wireless applications.

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

The worldwide success of broadband connectivity and services creates demand for additional broadband networks mainly in regions where broadband was not widely available.  The accelerated proliferation of broadband services and networks around the world as well as commoditization of broadband devices and services has generated more demand for broadband in developing regions, often referred to as the world’s emerging markets. In these regions, wireline infrastructure is often non-existent, resulting in an accelerated widespread adoption of wireless broadband networks.

Government Deregulation Creates Demand

Global telecom deregulation is opening up the telecommunications industry to competition from new players. Wireless technologies require the use of frequencies contained within a given spectrum to transfer voice, multimedia and other data services. Usually, governments allocate a specific range of that spectrum, either licensed or license-exempt (“unlicensed”) bands, to carriers,  operators,  ISPs and other service providers, enabling them to launch a variety of broadband initiatives based exclusively on wireless networking solutions. During 2009, additional licensed and unlicensed spectrums were allocated in many regions around the world and we expect this trend to continue in the future. Increased availability of licensed and unlicensed spectrums enables operators to address increasing demand for wireless broadband.

Additional Factors in the Widespread Adoption of Wireless Broadband

Over the last few years, wireless broadband networks have increasingly grown in popularity, due in part to the inability of wired infrastructure to meet demand, but also because of the following factors:

•	competition among various types of telecommunications players to offer multiple services using a single network;

•	growing trend of public access providers to build infrastructures owned by municipalities;

•	rapid progression of standardization by international authorities, such as the WiMAX Forum™, combined with the wide adoption of these standards by equipment vendors and carriers;

•	attractiveness of the business model offered to operators that use high performance standardized and interoperable products;

•	convergence of fixed and mobile services; and

•
increasing availability of WiMAX ecosystem products, leading to reduction in the capital expenditures (CAPEX) and operating expenses (OPEX) of network deployment and the promotion of WiMAX operators’ competitiveness.

Impact on Industry Dynamics in the aftermath of the Global Financial Crisis

•
In the emerging markets, we expect innovative operators in the traditional broadband segment to continue facing difficulties raising funds to create Greenfield networks. In addition, the OPEX investment of incumbent broadband operators and incumbent cellular operators may decrease, while targeting broadband connectivity.

•
In the developed markets, we expect to see lower budgets and lower investments by telecommunication operators, in regions such as rural areas or wide zones, where our technology is used to bridge the digital device.

•
As a result of the economic crisis, we may see an increase in projects capitalized by governmental funds, as is the case in the United States, targeted to new broadband infrastructure in rural areas and underserved regions.

•	Personal broadband innovation may be delayed, due to the overall credit crunch and the unwillingness of operators to take any risk with new infrastructure for innovative services.

Mobile WiMAX for Personal Broadband Services and Applications

Personal broadband promotes convergence of the fixed and mobile spheres, offering subscribers a combination of high-speed broadband and mobile services that are available anywhere, anytime, using any device. Personal broadband offers always-on, high-speed and all- IP-based connectivity, providing direct access to the mobile Internet and creating a dynamic market for various services and applications.

Personal broadband capabilities are already embedded in a wide range of computing, telephony and consumer electronics devices that aim to optimize personal lifestyle and professional productivity. These new personal broadband capabilities would enhance traditional service provider business models and create opportunities for new entrants to penetrate the market with alternative business models.

However, for personal broadband services to be adopted widely by consumers and businesses, vendors must offer interoperable diverse and innovative applications with the right devices to utilize the applications.

We believe that WiMAX is currently the technology that is the most advanced and is well-suited to cost-effectively meet the requirements of personal broadband.  WiMAX solutions, in addition to being standards-based, benefit from the open architecture of an all-IP network. The WiMAX industry, in contrast to other telecom standards and technologies, leverages the consumer electronics market capabilities, such as IP innovation, creativity, low cost and advanced services. We are aiming to be at the center of these dynamics through our position as a member of the WiMAX Forum™ and through our go-to-market strategy and business relationships with various partners. To that end, we are continually engaged in solution and product certification as well as interoperability testing to ensure our ability to offer full, end-to-end, converged WiMAX network solutions.

COMPANY STRENGTHS

For more than 15 years, our primary business activity has been focused on fulfilling the growing demand for IP wireless broadband in the telecom industry by providing solutions and services to build wireless broadband networks. In addition, we have deployed through our customers fixed wireless broadband solutions for applications, such as toll quality telephony service, mobile base station feeding, hotspot coverage extension, municipal and community interconnection, utility company metering and monitoring applications, as well as public safety communications.  The Company’s key strengths include:

•
Market Leadership and Brand Recognition: We believe that we are a worldwide leading WiMAX vendor with a single business focus in broadband wireless access equipment and networks, and we enjoy a strong brand identity.

•	Customer Base: We have a broad customer base, with over 250 WiMAX commercial deployments. We believe that our products and solutions are the most extensive and relevant in the market.

•
Technology: We have over 15 years of experience in end-to-end broadband wireless IP and we believe we have been a leader in the broadband wireless access market for more than a decade. In addition, we have continued our leadership in the relevant standardization organizations (IEEE 802.16, WiMAX Forum™).

•	Execution Capabilities:

°	We have the ability to deliver and deploy a complete end-to-end solution in terms of product, technology, and full end-to-end network deployments and to build long-term customer satisfaction.

°	We believe that we have the ability to compete with any other player in this industry, while keeping our flexibility and technology differentiators according to customer demands and needs.

•	Strategic Relationships: We are actively partnering with industry and market leaders to create go-to-market strategic relationships and best-of-breed end-to-end wireless broadband networks

Experience in Wireless Broadband

Our experience in wireless broadband enabled us to identify the potential of WiMAX in early 2002, ahead of most equipment vendors. As a result of early strategic decisions, by 2007 we led the market in the number of deployed WiMAX–based networks. We have been at the forefront of developments with WiMAX technology since its inception, at a company and industry level. Examples of our active involvement include major roles in the standardization process through our work in the WiMAX Forum™ as a charter board member and by chairing key working groups. In addition, our employees are active in other related technology organizations, such as Wireless Communications Association, IEEE 802.16, ETSI BRAN-HiperMAN and ITU standards.

Evolving WiMAX Platform

We believe that we hold a distinct advantage in the market for personal broadband services, since our WiMAX platform was designed from the ground up according to the IEEE 802.16 standard and WiMAX Forum specifications to provide operators with broadband solutions ranging from fixed, to nomadic and mobile as well as a path of growth required for convergence of these services and evolution into the next generation of WiMAX services.

GROWTH STRATEGY

Our growth strategy is focused on providing complete end-to-end integrated WiMAX networks and broadband wireless solutions, maintaining our current leadership position and growing along with the market demand for converged applications. We have accomplished significant milestones in terms of product development, agreements with third parties to integrate their products into our complete solution, enhancement of know-how and execution of turn-key projects in order to offer a complete end-to-end WiMAX network to telecommunication operators.

Opportunities for Providing Solutions Based on an Open Architecture

The inherent, open architecture characteristics of WiMAX offer many opportunities for the Company as a major global WiMAX end-to-end network provider. Alvarion continually strives to be at the forefront of exploring and maximizing the benefits of WiMAX in order to create a new operator-centric model based on best-of-breed solutions from a variety of OPEN WiMAX ecosystem partners.

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

OPEN WiMAX is highly scalable and suitable for large, medium or small deployments, assisting operators to optimize their WiMAX network deployment costs and to fit the expenditures to the desired services-centric network – both in terms of capital expenditures and operating expenses during the operation of the network. This “mix and match” multi-vendor approach helps promote competition, which drives prices down and enhances the product offering. Innovative products, services and applications for WiMAX, such as mobile TV and mobile gaming for personal use and Virtual Private Network and File Transfer for business use, enable vendors to distinguish themselves from the competition.

Open networks in general, and OPEN WiMAX in particular, promote the long-term success of service providers in the highly competitive markets of broadband services, by offering the following:

•	Superior performance combination (i.e., “best-of-breed”) of network equipment to meet service providers’ requirements;

•	Wide variety of subscriber service and openness to enable future services and applications;

•	Increased purchasing power to promote service providers' business models; and

•	Improved risk management, including sustainability against possible changes in vendors’ strategy, products and services, as a service provider is not limited to a single or only a few vendors.

WiMAX is based on open IP networks; therefore, the OPEN WiMAX strategy is a direct implementation of one of the strong WiMAX innovation fundamentals. We believe that adopting our OPEN WiMAX strategy differentiates us from our competitors and provides us with a competitive advantage over large telecom vendors, as we offer a best-of-breed one stop-shop, rather than a single offering from a single vendor.

PRODUCTS

BreezeMAX Platforms - WiMAX Solutions for converged applications

Our WiMAX-based BreezeMAX Frequency Division Duplex ("FDD") and Time Division Duplex ("TDD") (“BreezeMAX”) platforms are designed from the ground-up according to the IEEE 802.16 standard. BreezeMAX platforms feature advanced OFDM and OFDMA   technologies to support non-line-of-sight ("NLOS") operation, adaptive modulation up to QAM64 and the highest spectral efficiency available. Currently commercially available and operating in the 2.3, 2.3WCS, 2.5, 3.3, 3.5, 3.6 and 5.2 GHz licensed frequency bands, BreezeMAX meets the immediate customer demand for cost-effective, next generation broadband wireless systems with a platform designed around the implementation of the IEEE 802.16 and HiperMAN standards by the WiMAX Forum™. The BreezeMAX carrier-class design supports broadband speeds and QoS to enable carriers to offer quadruple play (meaning broadband data, voice, mobility and multi-media) services to thousands of subscribers in a single-base station.

BreezeMAX has quickly become a popular solution for operators offering fixed high-bandwidth, VoIP and data services to evolve their networks to industry-standard solutions with improved outdoor and indoor customer premises equipment ("CPE") economics. This platform includes an enhanced offering of primary voice services and allows an operator to leverage legacy voice infrastructure. The system’s features and cost-effective, versatile subscriber units make BreezeMAX a preferred broadband wireless solution for service providers that are interested in improving their business model.

In the course of 2007, the BreezeMAX indoor Si CPE opened the door for personal broadband and primary broadband WiMAX standard-based solutions and enabled nomadic services via quick deployments based on a plug-and-play installation. In addition, the BreezeMAX indoor Si CPE enabled centrally provisioned, portable connectivity for subscribers to use the CPE in various points within the network coverage and reconnect to the service after moving from one location to another. The BreezeMAX’s FDD platform was designed according to the IEEE 802.16-2004 standard, and was partially certified by the WiMAX Forum™ during 2006 for fixed and nomadic networks, for both Base Stations and CPEs. In early 2007, we introduced our TDD pre-certified IEEE 802.16-2005 platform that was designed for fixed and nomadic networks. Our BreezeMAX platform, which is part of our 4Motion solution, provides support for fixed, nomadic and mobile WiMAX, and has been designed according to the IEEE 802.16e-2005 standard for portable and mobile networks.

BreezeMAX Macro Outdoor is a Carrier-class, all outdoor, broadband wireless access platform. Based on the BreezeMAX Macro Indoor base station, BreezeMAX Macro Outdoor is a modular, scalable and reliable all outdoor base station which features flexible installation capabilities. The Outdoor Access Unit ("ODU") is a high power remote radio unit that connects to an external antenna, and provides high system gain and interference robustness by utilizing high transmit power and low noise figure. Supporting up to 20 MHz bandwidth, the ODU is scalable for future options such as increased capacity through carrier multiplexing or wider frequency bandwidths. The BreezeMAX Macro Outdoor base station offers a range of ODUs featuring diverse configurations and streamlining 2nd and 4th order diversity.

BreezeMAX Extreme 5000 is the first wireless broadband solution to bring WiMAX 16e technology to the 5 GHz license-exempt market. A highly integrated, all outdoor base station, BreezeMAX Extreme 5000 is designed for ease-of deployment and reduced total cost of ownership. Built with the customer in mind this solution offers easy configuration and a self sustained ecosystem, ideally suited for Wireless Internet Service Providers (WISPs), municipalities, utilities, enterprises and public safety networks.

BreezeMAX Extreme 3650 is an all outdoor zero footprint WiMAX 16e wireless broadband solution for rural America.

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

4Motion™ Solution

Our mobile WiMAX solution, 4Motion™, was introduced to the market during the second half of 2006 and was commercially deployed in the market in mid 2008. 4Motion™ is an end-to-end mobile WiMAX solution designed to comply with the IEEE 802.16e-2005 standard.  The solution portfolio was developed in conjunction with leading providers of core network and IP technology, devices and integration services and its evolution is under continuous development. 4Motion™ offers an open, end-to-end, carrier-class, scalable and cost-effective mobile broadband data solution that delivers personal broadband services of several Mbps per subscriber or more. Offering the benefits of the OPEN WiMAX approach to network strategy, our 4Motion™ solution provides operators with the flexibility to choose best-of-breed multi-vendor partners to add third-party IP services, while controlling costs.

The 4Motion™ solution includes Radio Access Network ("RAN"), which is based on our BreezeMAX WiMAX base-station platform and includes both Alvarion’s and third parties’ core network, radio and IP networking elements, end-user devices and subscriber applications.

Our Wireless Broadband Access Solutions (Non-WiMAX)

Although our primary focus is to provide solutions based on the WiMAX standard, we also continue to sell our non-WiMAX products to a variety of markets. We provide a broad range of integrated wireless broadband solutions, addressing different markets and frequency bands, designed for the various business models of carriers, service providers and private network owners such as municipalities, businesses, utilities and more.  Our products address point-to-point and point-to-multipoint architectures for a wide scope of end-user profiles, including residential, small office/home office (“SOHO”), small/medium enterprises (“SME”), multi-tenant/multi-dwelling units (MTU/MDU) and large enterprises (corporate). Our products operate in licensed and license-free bands, ranging from 900 MHz to 28 GHz and comply with various industry standards. Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, media access control, IP-based mobile switches, networking protocols and very large systems integration (“VLSI”).

Most of our non-WiMAX wireless broadband solutions are based on OFDM technology with NLOS capabilities, creating more possibilities to cover a wireless access network.

Many applications can be deployed over wireless broadband systems.  Data, voice and video applications can be utilized by telecom operators, service providers and regional carriers based on the needs of their regions of operation.

In addition to data and voice, applications such as video surveillance are deployed over our networks in municipalities and other markets such as mining, oil & gas, campus deployments and more.

Wireless broadband solutions are implemented in a modular infrastructure, enabling swift, cost-effective roll-out as needed. Sectorized base stations are deployed to provide radio coverage to the targeted area, and frequency channels are reused in non-adjacent base station sectors, making the most efficient use of the available spectrum. Base stations are connected to the operator’s central office, or point-of-presence, using wired or wireless point-to-point solutions. End users are provided with CPE, typically consisting of an outdoor unit with a radio and an antenna connected to an indoor unit or indoor self-installed unit, which present voice and data interfaces to the customer network.

BreezeACCESS Products (BreezeACCESS 4900, 900,VL,OFDM, Wi2)

BreezeACCESS enables fixed high-speed data and voice, point-to-multipoint wireless broadband applications. BreezeACCESS products operate in several frequency bands to meet the needs of our customers worldwide.  The BreezeACCESS product family consists of base stations, including access units, controllers and subscriber units. The latter operates optimally when connected to computers or computer networks utilizing the Internet Protocol.  The subscriber units include subscriber units for data applications and subscriber units for data and telephony applications. BreezeACCESS is modular in design, allowing for a low initial investment, and is scalable to enable future growth.

BreezeACCESS OFDM products support an extended coverage range in the 4.9, 5 GHz frequencies and the license-exempt 900 MHz frequency bands and feature embedded security mechanisms with hardware-based encryption to ensure consistently secure wireless links that do not degrade performance

BreezeACCESS 4900 is a critical communications tool for the United States public safety sector. Deployable in point-to-point and point-to-multipoint configurations, the solution provides secure and reliable wireless connectivity in any terrain, environment and climate. The 50 MHz licensed spectrum in the 4.940 GHz-4.990 GHz, reserved for public safety and homeland security use, assists local municipal groups to provide license-protected, secure access for public safety, medical, emergency, government security and surveillance applications with superior capacity, range and scalability.

Operating in the license-exempt 902-928 MHz band, BreezeACCESS 900 is a cost-effective Broadband Wireless Access solution that enables service providers to deliver high-speed, wireless data and voice services for fixed and mobile applications. BreezeACCESS 900 enables the reliable delivery of services in  NLOS, foliage-dense environments.

BreezeACCESS VL is an OFDM based carrier-class, point-to-multipoint solution for wireless broadband outdoor connectivity and the delivery of high-quality data, voice and video services in urban and rural environments. BreezeACCESS VL lets WISPs, municipalities, governments, enterprises and utilities providers deliver an array of broadband wireless applications in urban and rural deployments. It provides enhanced  QoS  capabilities to enable the allocation of the necessary bandwidth and priority in line with application and user needs. BreezeACCESS VL supports an extended coverage range in the 4.9, 5 GHz frequencies and the license-exempt 900 MHz frequency bands, and features embedded security mechanisms with hardware-based encryption to ensure consistently secure wireless links that do not degrade performance.  BreezeACCESS VL is a field-proven, flexible platform that enables diverse product configurations and power feeding options to match varying deployment needs. The solution adheres to Alvarion's "pay-as-you-grow" business model to ensure maximum scalability and supports a wide range of subscriber units to offer an affordable, optimized solution for top performance.

BreezeACCESS Wi2 combines the advantages of Wi-Fi access with the capabilities of BreezeACCESS VL systems to provide cost-effective solutions for personal broadband services today. BreezeACCESS Wi2 solutions can be deployed almost anywhere to provide personal broadband to standard IEEE 802.11 b/g end user devices such as laptops, PDAs, smart-phones and portable gaming devices. BreezeACCESS Wi2 solutions are ideal for operators, municipalities and communities looking to build metropolitan broadband networks or to integrate Wi-Fi hot zone capabilities into their existing broadband wireless access networks. These solutions provide personal broadband services ranging from public Internet access to public safety and Intranet applications.

OFDM technology, on which BreezeACCESS and BreezeACCESS VL are based, enables higher data rates of up to 12 Mbps and up to 54 Mbps, respectively, by utilizing the available radio spectrum in an efficient manner. In addition, OFDM technology enables NLOS operation with robust resistance to interference. OFDM-based products enable carriers to use the technology in applications where a high data rate is required, including serving medium to large enterprises and high-speed backbone applications.

BreezeNET B Products

Our BreezeNET B products are designed to provide highly reliable, backhaul, building-to-building bridging solutions, support mobile connectivity and provide individuals or small groups of users with wireless access to a LAN.

BreezeNET B products function as a wireless bridge system that provides high-capacity and high-speed point-to-point connectivity.

The BreezeNET B system operates in the unlicensed 2.4, 4.9-5.8 GHz bands and has flexible rate options: B10, B14, B28, B100, B300 delivering up to 250 Mbps with symmetric or fully symmetric, fixed or dynamically adjusted allocation reaching up to 60 km.

BreezeNET B operates in NLOS environments, such as buildings, foliage or ridgelines. The system also features adaptive modulation for automatic selection of modulation schemes to maximize data rate and improve spectral efficiency. BreezeNET B supports security sensitive applications through optional use of authentication and data encryption. The system supports Virtual Local Networks (“VLANs”), which enable secure operation, and VPN services, which allow workers in remote locations or remote offices to conveniently access their enterprise network.

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

Network Management Solutions

We provide advanced management applications for our wireless solutions. Our network management applications are equipped with graphical user interfaces and provide a set of tools for configuring, monitoring and effectively managing our wireless broadband networks.  The Star Management Suite, our flagship carrier-class Network Management System, is fully compliant with Telecommunications Management Network (TMN) standards and simplifies network deployment and maintenance for networks of every scale. The Star Management Suite is designed specifically for WiMAX deployments and helps service providers to cost-effectively manage WiMAX deployments, roll out new services and maintain high service levels. The Star Management Suite is made up of specific management tools that cover the entire WiMAX service life-cycle - from initial installation to full service provision, and all monitoring, reporting and troubleshooting tasks required for efficient network operation. The Star Management Suite can be deployed gradually, module by module, in accordance with network needs. The Star Management Suite is made up of four modules:

AlvariStar is a carrier-class, field-proven Network Management System ("NMS") for managing Alvarion’s WiMAX base stations in mobile and fixed deployments.

StarACS automatic configuration server is a scalable solution for unified management of various WiMAX CPEs including; residential gateways ("RGW"s) and devices with WiFi, Data and VoIP capabilities as well as any fixed or nomadic TR-069-supported devices.

StarQuality is a network performance and traffic monitoring system that helps operators optimize WiMAX network usage, maximize traffic capacity, maintain high level, quality services and comply with maintenance service license agreements.

StarReport provides a quick and efficient way to generate network inventory reports for a full, accurate and easy to understand status of the entire network.

Accessories Offered by Alvarion

In order to support our products and provide comprehensive solutions to our customers, we provide a family of accessories designed to extend the range of our BreezeMAX, 4Motion, BreezeACCESS, WALKair and BreezeNET solutions.  These accessories include antennas, cables, surge arrestors, amplifiers and other components.

Our Geographic Markets

Our network installations can typically be found in developing regions in developed countries and in emerging markets. In addition we are in the process of penetrating metropolitan centers of developed countries.

Within developed countries there are rural or suburban regions with low-density populations, often extending over vast distances, that have limited telecommunications infrastructures. WiMAX and wireless broadband have made inroads in these areas due to the business opportunities, robust equipment, extensive coverage and non line-of-sight capabilities. In addition, government assistance in “closing the digital divide” in these countries has served as an incentive for alternative operators to consider WiMAX systems for providing broadband services. Examples of these locations have been identified in North America, Western and Eastern Europe, Asia Pacific and South America.

We believe that wireless broadband service providers in emerging markets have found that deploying wireless broadband and new WiMAX solutions where there is a lack of telecommunication coverage due to poor infrastructure is an affordable means to provide broadband and telephony services. Emerging markets are countries where basic voice services combined with broadband data remain scarce. Examples of these locations are in Africa, Commonwealth of Independent States, former USSR ("CIS"), Eastern Europe, Latin America, Central America and Asia Pacific.

In 2009, the industry continued to show additional WiMAX penetration and a growing interest, primarily in emerging markets and developing regions within developed countries. In addition, the WiMAX industry began to provide cost-effective infrastructure that can compete with broadband DSL and cable operators in the developed countries.

We hope to continue to benefit from the expected evolution of WiMAX, building from nomadic and portable, to fully mobile services, that enables us to penetrate the high-end, metropolitan consumer and business user groups.

Geographic Breakdown of Our Revenue

	2007		2008		2009
	In thousands
North America	$32,767	13.8%	$42,683	15.2%	$23,242	9.5%
Latin America	50,982	21.5%	53,183	18.9%	45,369	18.5%
Europe, Middle East and Africa	132,883	56.2%	156,201	55.5%	148,738	60.7%
Asia Pacific	19,941	8.5%	29,214	10.4%	27,890	11.3%
	$236,573	100.0%	$281,281	100.0%	$245,239	100.0%

General – Industry Market Segments and Players

The operators in the wireless broadband market fall within the following categories, as determined by the industry:

Communications Service Providers: Tier One and Tier Two Operators

Tier One and Tier Two operators form the largest and most established group of telecom operators, with nationwide or global presence, serving tens of million of users. These operators are a primary focus for our WiMAX equipment since they have a strong, strategic interest in deploying WiMAX in their networks. Tier One and Tier Two carriers are looking for the technology that will enable them to maintain their position at the front line of communications business within their home countries, as well as quickly expand their business by providing telecommunications services in neighboring countries. Examples of  Tier One and Tier Two carriers that have publicly indicated their strategy include: Telkom South Africa Ltd., Cable & Wireless International, Telenor, Sviaz Invest, Nippon Telegraph and Telephone West Corporation (NTT West), France Telecom, Eircom, Bharti and Telefonos de Mexico S.A. de C.V.

In addition, cellular operators are able to leverage their infrastructure, radio base-station sites and customer base, together with their marketing, services and billing platforms, and customer support investments, to offer media centric, personal broadband services and competitive broadband Internet access services to their existing customers or new customers. Examples of operators in this group include Orange, Vodacom, Digicel, Megafone, Meditel, MTN, Safaricom and Entel (Chile).

Broadband Service Providers

Broadband service providers build their business model primarily on converged WiMAX solutions, while providing in many cases improved services compared to legacy telecommunication operators. Broadband service providers are expected to constitute a greater portion of the WiMAX market in the future. Examples of service providers in to this category include  Bolloré Telecom (France), Digital-Bridge Communications (USA), Open Range (USA), Enforta (Russia), Free (France), Iberbanda in Spain (a subsidiary of Telefonica de Espana), and Ertach (Argentina).

CLECs & Regional Carriers

Competitive Local Exchange Carriers (“CLECs”) seek to compete effectively with the Incumbent Local Exchange Carriers (“ILECs”). Wireless broadband is an attractive and cost-effective last-mile alternative to wired access solutions. CLECs are deploying our products to provide voice and broadband services in rural and suburban areas where wire line infrastructure does not exist or does not support the demand. In addition, in the areas of landline infrastructure in developed countries, wireless broadband systems offer carriers the ability to reach otherwise inaccessible customers, while providing increased bandwidth flexibility and service differentiation, surpassing the inherent limitations in wire line infrastructure.

CLECs have constituted an important part of our focus in our fixed wireless access product line and have increasingly exhibited an interest in WiMAX. The reduced installation costs, rapid roll-out potential and modular architecture, coupled with high network capacity and coverage and enhanced service options, present an appealing alternative to service providers and regional carriers seeking to supply their customers with reliable comprehensive data and voice solutions. Examples of these operators include Euskaltel (Spain), Finnet (Finland), TDS (USA), VMAX (Taiwan), Wisper (USA), Elro (Denmark), Linkem (Italy), Czech on line, Altitude (France), KDN (Kenya), Millicom, Open Range (USA) and Peterstar (Russia).

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

2009 Partial Customer List for WiMAX and Other Fixed Wireless Broadband Systems

Telecom carriers and service providers using our products include, among others:

•	ACCESS KENYA
•	ADAM INTERNET, AUSTRALIA
•	ALTITUDE TELECOM, FRANCE
•	ARIA, ITALY
•	BHARTI TELE-VENTURES LIMITED ( AIRTEL ENTERPRISE SERVICES), INDIA
•	CIELUX, DRC
•	CLEARWIRE, SPAIN
•	DIGICEL, CARIBBEAN
•	DIGITAL BRIDGE COMMUNICATIONS, USA
•	EASPNET, TAIWAN
•	ELRO, DENMARK
•	ENFORTA, RUSSIA
•	ERTACH SA (FORMERLY MILLICOM), ARGENTINA
•	FINNET GROUP, FINLAND
•	GHANA TELECOM, GHANA
•	HAFSLUND, NORWAY
•	IBERBANDA, S.A, SPAIN
•	ICE COSTA RICA
•	JSC COMSTAR – UNITED TELESYSTEMS, RUSSIA
•	KDN, KENYA
•	LINKEM, ITALY
•	MONACO TELECOM, MONACO
•	MTN UGANDA, UGANDA
•	NETIA SA, POLAND
•	NGI, ITALY
•	OPEN RANGE, USA
•	ORANGE BOTSWANA
•	RACSA, COSTA RICA
•	SAFARICOM, KENYA
•	SOVINTEL, RUSSIA
•	TELECOM NAMIBIA, NAMIBIA
•	TELKOM SOUTH AFRICA LTD., SOUTH AFRICA
•	VMAX, TAIWAN

TECHNOLOGIES UNDERLYING OUR PRODUCTS

We use internally developed core technologies and continue to invest heavily in augmenting our expertise in networking, radio, digital signal processing (“DSP”) modem technologies, Media  Access Control ("MAC") technologies and Radio Resource Management  ("RRM") technologies.  We also participate as active members in international standards committees.

Networking Technology

To support the OPEN WiMAX concept and our 4Motion™ solution as well as the BreezeMAX platform and other products, we have developed or otherwise acquired, and continue to invest in, networking expertise in the areas of IP Access and Mobile IP that is particularly adapted for mobile WiMAX networks, Access Service Networks Gate Ways (“ASN-GW”), Point-to-Point Protocol Over Ethernet (“PPPoE”) tunneling, VPN and VoIP, based on industry standards, such as H.323, SIP and MGCP, and other Internet standards and protocols.  To support the SentieM™ technologies embedded in our 4Motion™ solution as well as in the BreezeMAX platform and other products, we have developed or otherwise acquired, and continue to invest in, distributed radio architecture and hierarchical ASN-GW network architecture. We have also developed, and are continuing to develop, know-how to satisfy market requirements with respect to quality of service, classes of services, committed information rate, maximum information rate, virtual LAN management and prioritization. We are developing access technology based on the IEEE 802.16-2004  and the IEEE 802.16e-2005  standards, as well as the WiMAX Forum™ technical specifications for both radio access and networking to further support the needs of customers using WiMAX. We have also developed a network management system that provides network surveillance, monitoring and configuration capabilities for all our products.

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

Digital Signal Processing ("DSP") Modem Technology

We maintain strong expertise in DSP and in modem design. Our capabilities include a hardware oriented design, as well as programmable DSP oriented design. Our modem design hinges on the Software Defined Radio paradigm. The extensive configurability of our base station modems, through Field Programmable Gate-Array (FPGA) and DSP reprogramming, allows us to readily introduce advanced features to our products and to follow amendments to emerging standards, including capability to upgrade deployed networks by downloading only software. Similarly, our CPE designs allow for upgradeability through over the air software download, simplifying our customers' operations.

We have developed the BreezeMAX base station platform, which is designed to support the WiMAX (IEEE 802.16 and HIPERMAN) air interface specification. The platform supports the multiple antenna elements per sector to exploit the smart-antenna signal processing techniques for improved coverage and network capacity. The programmable DSP-based architecture of the BreezeMAX platform enables us to support the IEEE 802.16d-2004 standard, as well as the IEEE 802.16e-2005 standard for mobile broadband communications, while enjoying the benefits of OFDMA and smart-antenna processing. The base station architecture and capabilities are closely aligned and synchronized with the CPE application-specific integrated circuit (“ASIC”) and reference design developed by Intel resulting from our collaboration, which began in 2003, to ensure optimum performance in future WiMAX deployments. We are working closely with additional mobile WiMAX user terminal system on a chip (SoC) silicon providers to ensure proper interoperation of our base station equipment with their devices.

To support the SentieM™ technologies embedded in our 4MotionTM solution, as well as the BreezeMAX platform and other products, we have developed or otherwise acquired, and continue to invest in MIMO, Beam Forming and SDMA technologies.

We have also developed mixed signal ASICs containing DSP cores. Inclusion on-chip of analog-digital converters is instrumental to both cost reduction and power consumption reduction. First generation ASIC supports our IEEE 802.11-based FH-GFSK products, with the above-standard capability of delivering 3 Mbps, with automatic fall back to 2 Mbps and 1 Mbps as necessary. Our second generation ASIC is optimized for OFDM modulation, as used by the IEEE 802.11a/g standards and the recently approved IEEE 802.16a standard. This ASIC is based on proprietary programmable “very long instruction word” DSP architecture. The programmable architecture allows us to implement numerous beyond-standard capabilities, such as OFDMA extensions to the baseline OFDM mode. This system-on-a-chip ASIC has been used as a key component of our BreezeACCESS-OFDM products.  An additional ASIC developed in-house supports our WALKair products, with a full duplex point-to-multipoint single carrier trellis-coded 64QAM modem. An ASIC was developed for the eMGW product to reduce the product costs.

We designed the FWA eMGW system to provide data services to wireless subscribers on top of voice services. The subscriber unit is based on our ASIC implementing functions of the PHY and MAC layers of the air interface. The eMGW base station design includes Voice echo canceling and fax/modem detection algorithm to support high spectrum efficiency while ensuring toll quality voice.

MAC and RRM Technologies

We have developed or otherwise acquired, and continue to invest in, MAC and RRM technology expertise that support channel aware rate adaptation and power control technology (part of the SentieM™ suite) technologies as well as advanced packet data scheduling and OFDMA frame building technologies  embedded in the BreezeMAX platform and 4Motion™ solution. Additional features developed or otherwise acquired are MAC and RRM support for MIMO transmissions in the downlink, collaborative MIMO reception in the uplink and beam-forming in the downlink.

Interoperability Testing (“IOT") Lab and Activities

To support our OPEN WiMAX strategy and appeal to top industry vendors we continue to develop and maintain our IOT lab. Our IOT lab tests a variety of products for interoperability on an ongoing basis, with the goal of ensuring that customer specific configurations, including CPEs and frequencies, are fully supported. The IOT lab is tasked with testing both various forms of CPEs, including dongles, PCCards, USBs, notebooks, laptops and standalones, and a range of core products, including ASN-GW's, AAA's and Home Agents. The products tested in our IOT lab are from a variety of vendors, and are tested in an Alvarion network environment using Alvarion Base-Stations and may also use an Alvarion ASN-GW, depending on the customer configuration. In addition, the IOT lab also performs scheduled maintenance for product versions which have already undergone IOT and can engage in provisioning activities which enable end-to-end integration of a full solution per customer requirements.

Participation in International Standards Committees

As part of our strategy to become a technology leader and influence the industry in specific areas, we have, since our inception, been active members in standardization committees.

We are a principal founder of the WiMAX Forum™, a non-profit organization whose members work to promote adoption of the IEEE 802.16 OFDM/OFDMA standard and to certify interoperability of compliant equipment. Our representative on the board of directors of the WiMAX Forum™ is Dr. Mohammad Shakouri, Corporate Vice President of Marketing at Alvarion, who holds the position of Vice President of the WiMAX Forum™.

The scope of the IEEE 802.16-based standard is the Wireless MAN, supporting larger range fixed/nomadic/mobile broadband access networks with more performance and dedicated high-end services.  Our engineers actively participate in the technical group for defining inter-operability profiles and tests. Our representative, Dr. Vladimir Yanover, holds the position of chair of WiMAX Forum™’s Technical Working Group (TWG), which is responsible for defining the interoperability profiles and the interoperability and conformance tests for the IEEE802.16e-2005 standard.

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

SALES, MARKETING AND SUPPORT OF OUR PRODUCTS

We mainly market our solutions and products directly to large operators. We also market our products through an extensive network of more than 200 active partners. These include OEMs, global and local system integration and service fulfillment partners in various geographic regions, solution partners, national and local distribution partners, and resellers.  Our distribution partners in turn sell to resellers, including value-added resellers and systems integrators, as well as to end users.  We also market our solutions and products directly to large operators.

We currently sell and distribute our products in more than 150 countries worldwide.  The use of different types of marketing channels through our partnership network enables us to market our products to many different markets and to meet the differing needs of our customers.

Our products are aimed at the WiMAX market in addition to other wireless broadband and wireless broadband combined with wireless voice markets. We sell in these markets directly or through OEM agreements or other strategic partner arrangements with leading telecommunications suppliers, as well as indirectly through our distribution channels, which market primarily to smaller ISPs and operators. Additionally, to achieve broad and rapid market penetration, we cultivate direct relationships with communication service providers.  By doing so, we believe that we are better able to understand the needs of new operators, such as Tier One and global operators, and are better able to identify and anticipate trends in the wireless broadband market.

We have established relationships with major telecommunications equipment manufacturers such as Nokia-Siemens Networks, Nera Networks and global system integrators, such as Hewlett-Packard (HP) and IBM. Pursuant to arrangements entered into with these partners, they are permitted to distribute our products on either a regional or worldwide basis under private labels.  We are seeking additional strategic relationships with international partners, strong local partners and other key companies to increase our exposure and establish ourselves as a supplier to service providers, telecom markets and end-user markets that are not reached by our present distribution channels.

We have strong relationships with leading incumbents and leading telecom operators to whom we sell our solutions directly. Our relationships are primarily based on the following common activities: (i) we are building together the industry and leadership position; (ii) we have a common strategy and participate in world-wide standards authorities and consortia; and (iii) we have a positive commercial relationship and share a common vision and joint marketing activities.

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

We derive our revenues from different geographical regions.  For a more detailed discussion regarding the geographic allocation of our revenues based on the location of our customers, see “Item 5—Operating and Financial Review and Prospects—Operating Results.”

We conduct a wide range of marketing activities aimed at positioning and generating recognition and awareness of our brands throughout the telecommunications industry, as well as identifying leads for distributors and other resellers. These activities include public relations, participation in trade shows and exhibitions, advertising programs, public speaking at industry forums and website maintenance.

We maintain a highly trained global technical support team that participates in providing customer support to customers who have purchased our products.  This includes direct support rendered by us when we perform turn-key projects, local support by distributors’ and system integrators’ personnel trained by our support team, support through help desks and the provision of detailed technical information on our website, expert technical support for resolution of more difficult problems, as well as participation in pre-sales and post-sales activities conducted by our distribution channels with large customer accounts and key end users.

We organize technical seminars covering general technologies, as well as specific products and applications.  We also have qualification programs to advance the technical knowledge of our distributors and their ability to sell and support our products.  These seminars are held in various countries and in different languages as needed.

MANUFACTURING OPERATIONS AND SUPPLIERS

We currently subcontract most of the manufacturing of our products.  We have a pre-qualification process for our contract manufacturers, which includes the examination of the technological skills, production capacity and quality assurance ability of each contract manufacturer.  Our manufacturing capacity planning is based on rolling forecasts done on a monthly basis. The forecasts provided to the subcontractors are based on internal company forecasts, and are up to six months. We purchase our raw materials from several suppliers.

Our products are currently manufactured primarily by several contract manufacturers located in Israel, the Philippines and Taiwan. Final assembly and testing are performed by our contract manufacturers and are monitored and controlled by our quality assurance. The testing criteria are validated by automatic fail safe mechanisms in order to ensure that all activities pass the testing criteria successfully . We have processes in place for the ongoing performance of quality assurance at our own facilities and at our subcontractors’ facilities. The automating testing equipment, which we develop and own, and the testing procedures at our subcontractors are part of our Approved Enterprise programs.

We monitor quality with respect to each major stage of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing and packaging and shipping.

We are ISO 9001, ISO 14000 and ISO 18000 certified. Our contractors are ISO 9002 certified.

All our manufacturing locations in Israel and in the Philippines comply with RoHS and WEEE regulations

PROPRIETARY RIGHTS

In order to protect our proprietary rights in our products and technologies, we rely primarily upon a combination of patents, trademarks, trade secrets, and copyrights, as well as confidentiality, non-disclosure and assignment of inventions agreements. We have 87 patents issued by patent offices in several countries, and 109 pending patent applications. The proprietary rights described above are material to our business and profitability. Because our proprietary rights are diversified and independent of each other, we believe that we are not dependent on any one patent.

We have trademark registrations in Israel, the United States, the European Union and many other countries.  In addition, we have typically entered into nondisclosure, confidentiality and assignment of inventions agreements with our employees, our consultants and with some of our suppliers and customers who have access to sensitive information.  We cannot assure you that the steps taken by us to protect our proprietary rights will be sufficiently adequate to prevent misappropriation of our technology or independent development or the sale by others of products with features based upon, or otherwise similar to, those of our products.

Given the rapid pace of technological development in the communications industry, we also cannot assure you that our products may not be adjudicated as infringing on existing or future proprietary rights of others. Although we believe that our technology has been independently developed and that none of our intellectual properties infringe upon the rights of others, from time to time, we receive letters alleging that we have infringed upon a patent, trademark, license or other proprietary right. We have no assurance that any such allegation will not have a material adverse affect on our business, financial condition or results of operations.

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

As part of our efforts to support an ecosystem focused on broader choice, competitive equipment and service costs for WiMAX technology, devices and applications globally, we have recently joined the Open Patent Alliance ("OPA") as a board member.  One of the key objectives is to form a WiMAX patent pool to aggregate patent rights, which are needed to implement the WiMAX standard. Currently, we participate in discussions of the license terms of creating WiMAX Patent Pools with other world-wide companies and IPR holders. As a result, we expect that patents pertaining to WiMAX and their associated royalty rates will be more predictable and transparent and have a lower cost. Furthermore, OPA may act as a “one stop shop” where companies building WiMAX solutions can obtain use of the patents more simply and cost effectively using a more competitive royalty structure that charges only for the features required to develop WiMAX products.

THE COMPETITIVE ENVIRONMENT IN WHICH WE OPERATE

The markets for our products are very competitive, and we expect that competition will increase in the future as WiMAX technology is further adopted by major network equipment providers and when the personal broadband WiMAX market matures, both with respect to products that we are currently offering and with respect to products that we are developing. We believe that the principal competitive factors in the markets for our products include:

•	price and price/performance ratio;

•	flexibility;

•	superior technology;

•	innovation;

•	service and spectrum regulation and product certifications;

•	end-to-end network integration;

•	eco system terminal and modem variety;

•	vendor financing;

•	ability to support new industry standards;

•	product time to market;

•	brand strength, go-to market capabilities and sales channels;

•	systems integration; and

•	quality of service.

Companies that are engaged in the manufacture and sale or the development of products that compete with our wireless broadband products include Airspan Inc., Aperto Networks, Cisco Systems,  Huawei Technologies, Motorola, Redline Communications, Samsung, and ZTE. Other vendor members of the WiMAX Forum™ may become our competitors in the future.

Our products use wireless media, which also competes with alternative telecommunications transmission media, including leased lines, copper wire, fiber-optic cable, cable modems, satellite technologies and television modems. Our products compete with other wireless media technologies, including (i) 3rd Generation cellular technologies (“3G”), HSPDA, HSUPA, EVDO and (ii) 4th generation cellular technologies ("4G"), such as UMB and Long Term Evolution ("LTE").  Although LTE and mobile WiMAX are based on the same fundamental technologies, they originate from different eco -systems. WiMAX technology is considered to have a few years time-to-market advantage over TDD LTE which is the technology that will directly compete with WiMAX since it can be adapted to the Spectrum owned by WiMAX operators.  However, over the last two years, LTE’s 4G has been adopted rapidly by cellular operators and their traditional eco-systems throughout the world.Specifically  TDD LTE has been driven and adopted in China only and we expect increased competition between WiMAX and LTE over the course of the next few years.

Some of our existing and potential competitors have substantially greater resources including financial, technological, manufacturing, marketing and distribution capabilities, and enjoy greater recognition than we do.

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

For more information regarding our competitive strengths, please see “Item 4—Information on the Company—Business Overview—Company Strengths”.

GOVERNMENT REGULATION

Our business is premised on the availability of certain radio frequencies for two-way broadband communications.  Radio frequencies are subject to extensive regulation under the laws of each country and international treaties.  Each country has different regulation and regulatory processes for wireless communications equipment and uses of radio frequencies.  In the United States, our products are subject to FCC rules and regulations.  In other countries, our products are subject to national or regional radio authority rules and regulations.  Current FCC regulations permit license-free operation in FCC-certified bands in the radio spectrum in the United States.  Outside of the United States the use of spectrum license, if any, and the purposes of such use, vary from country to country.  Some of our products operate in license-exempt bands, while others operate in licensed bands.  The regulatory environment in which we operate is subject to significant changes, the results and timing of which are uncertain.

In many countries, the unavailability of radio frequencies for two-way broadband communications has inhibited the growth of these networks.  The process of establishing new regulations for wireless broadband frequencies and allocating these frequencies to operators is complex and lengthy.  The regulation of frequency licensing began during 1999 in many countries in Europe and South America and continues in many countries in these and other regions.  Licensed blocks in 2.3, 2.5, 3.3, 3.5 and 3.6 GHz were released in some countries. However, this frequency licensing regulation process may suffer from delays that may postpone commercial deployment of products that operate in licensed bands in any country that experiences this delay. As an example, India was expected to allocate licenses during 2009 but, due to delays in spectrum allocations, such licenses were delayed into 2010. License allocation is a lengthy process and additional delays may occur. In Europe, the European Civil Code (the “ECC”) assigned the spectrum in 3.4-3.8GHz to broadband applications, in a flexible and technology-neutral mode. However, the implementation of the ECC decisions in individual countries may suffer delays or may be limited to a relatively small range of spectrum.  In addition to the above, in some countries, particular frequency bands were allocated for licensing; for example, in 2007, the AWS band was auctioned by the FCC in the United States. Our current customers that commercially deploy our licensed band products have already been granted appropriate frequency licenses for their network operation.  In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions. In October 2007, the Radio-communication Sector of the International Telecommunication Union (ITU-R) made a decision that effectively includes WiMAX technology in the IMT-2000 set of standards. This inclusion of WiMAX in IMT-2000 may be viewed as placing WiMAX on equal footing with the legacy-based technologies ITU-R already endorses.  However, establishing new regulations in individual countries for wireless broadband frequencies and allocating frequencies to operators is complex and lengthy. The European Commission started a process to revise the 2.5-2.69GHz regime to provide more flexibility in the spectrum usage and a more balanced protection of the TDD operation. A change in the European regulation may imply a need for revised type approval norms; such revisions may involve a lengthy process.

There is a trend to release more license-exempt bands. For example, in the United States, FCC rules were modified to include an additional 255MHz of spectrum, though actual use of this allocation is not permitted until a technical issue is resolved between the NTIA (which manages government-used spectrum) and the FCC (which manages commercial and public spectrum). In Europe, the process is slower. We see potential for new markets in rural areas and developing countries, created by the availability of licensed-exempt spectrum in the 5GHz band. The FCC enforced the 3.65-3.7GHz spectrum to be used in a shared mode; the upper 25MHz require a special coexistence protocol. Such a protocol is defined for the WiMAX systems in 802.16 and this process might be lengthy.

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

C.	ORGANIZATIONAL STRUCTURE

The following is a list of our subsidiaries, each of which is wholly-owned:

•	Alvarion, Inc., incorporated under the laws of Delaware, United States;

•	Alvarion Mobile, Inc., incorporated under the laws of Delaware, United States, is a wholly owned subsidiary of Alvarion Inc.;

•	Alvarion UK LTD., incorporated under the laws of England;

•	Alvarion SARL*, incorporated under the laws of France;

•	Alvarion SRL, incorporated under the laws of Romania;

•	Alvarion Asia Pacific Ltd., incorporated under the laws of Hong Kong;

•	Alvarion do Brasil LTDA, incorporated under the laws of Brazil;

•	Alvarion Uruguay SA, incorporated under the laws of Uruguay;

•	Alvarion Japan KK, incorporated under the laws of Japan;

•	Alvarion Israel (2003) Ltd., incorporated under the laws the State of Israel;

•	Alvarion Spain, S.L, incorporated under the laws of Spain;

•	Tadipol-ECI Sp.z o.o.,** incorporated under the laws of Poland;

•	Alvarion Telsiz Sistemleri Ticaret A.Ş, incorporated under the laws of Turkey;

•	Alvarion de Mexico S.A de C.V, incorporated under the laws of Mexico;

•	interWAVE Communications International SA, incorporated under the laws of France;

•	Alvarion Philippines incorporated under the laws of Philippines;

•	Kermadec Telecom B.V. incorporated under the laws of Holland;

•	Alvarion South Africa (Pty) Ltd., incorporated under the laws of South Africa;

•	Alvarion Italy SRL incorporated under the laws of Italy;

•	Alvarion GmbH incorporated under the laws of Germany;

•	Alvarion Singapore PTE LTD., incorporated under the laws of Singapore.

•	India 4Motion Broadband Wireless Network Private Limited, incorporated under the laws of India;

•	Alvarion Ltd., Taiwan Branch Preparatory Office,*** incorporated under the laws of Taiwan.

•	Alvarion del Ecuador S.A, incorporated under the laws of Ecuador;

•	Alvarion Chile LIMITADA, incorporated under the laws of Chile;

•	Alvarion S.A., incorporated under the laws of Argentina; and

•	Alvarion Costa Rica S.A, incorporated under the laws of Costa Rica.

*Alvarion SARL is a wholly-owned subsidiary of Alvarion UK LTD.
** Alvarion – Tadipol – ECI Sp.zoo is a wholly-owned subsidiary of Kermadec Telecom B.V.
*** Alvarion Ltd., Taiwan Branch Preparatory Office is a wholly-owned branch of Alvarion Singapore PTE LTD.
In addition, we have representative offices in China, Italy and Russia.

D.	PROPERTY, PLANTS AND EQUIPMENT

We do not own any real estate.  As of December 31, 2009, we leased an aggregate of approximately 231,423 square feet in Israel for annual lease payments (including management fees) of approximately $3.7 million and incurred annual parking expenses in connection with these leases of approximately $0.5 million.  These premises consist mainly of our corporate headquarters in Tel-Aviv, Israel, and two separate warehouses located in Israel. We have been occupying our main premises since April 2001 these premises serve as our corporate headquarters, as well as the site at which we conduct our main research and development activities and some quality assurance, final assembly and testing operations.  Our main lease expires in the year 2011.  We also lease approximately 34,519 square feet of office facilities in Mountain View, California, at an annual rent of approximately $0.2 million.  These premises serve as the corporate headquarters of our U.S. subsidiary, Alvarion Inc, and as our principal sales and marketing office in North America.  We also lease approximately 30,171 square feet of office facilities in Romania, at an annual rent of approximately $0.7 million.  These premises serve as the corporate headquarters of our Romanian subsidiary, Alvarion SRL, and as our principal Research and development and technical support office in Romania. In addition, we lease office space for the operation of our facilities in France, Romania, China, Uruguay, Taiwan, Brazil, Mexico, Philippines, Poland, Russia, Singapore, Italy, South-Africa and Spain. We believe that the facilities we currently lease are adequate for our current requirements.

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

Overview We concentrate our resources on the broad industry of wireless broadband. As a wireless broadband pioneer, we have been driving and delivering innovation for more than 10 years, from developing core technology to creating and promoting industry standards. Leveraging our key roles in the IEEE and HiperMAN standards committees and having experience in extensive development and deployment of OFDM technology-based systems, we have been at the forefront of the WiMAX Forum™ in its focus on increasing the widespread adoption of standards-based products in the wireless broadband market and in leading the industry to adopt mobile WiMAX networks.  The WiMAX standard is the outcome of the standardization work done by the WiMAX Forum™, widely based on the IEEE 802.16 standard working group.

We believe we will experience demand in the carrier and enterprise segments for access to bandwidth-intensive applications (video, data and voice) in the portable and anticipated mobile environment. Our vision is to deliver personal broadband networks, which will combine broadband and mobility, to subscribers by being at the forefront of exploiting the benefits of OPEN architecture characteristics of WiMAX.

We believe that one of our key challenges is to become a major player in the wireless broadband equipment market and win support for our OPEN WiMAX strategy, which enables communication service providers to choose the combination of vendors and partners that best fit their specific requirements.

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

Our products operate in licensed and license-exempt bands, ranging from 450 MHz to 28 GHz and comply with various industry standards.  Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, MAC, IP-based mobile switches, compact mobile networks, networking protocols and VLSI. We have intellectual property in these technologies.

2009 Highlights

2009 was a difficult year for us in light of the global financial crisis. In 2009, our revenues decreased by 13% to approximately $245.2 million from approximately $281.3 million in 2008, primarily due to the postponement of some WiMAX projects, as a result of the limited availability of funds due to the global credit crisis and delays in allocation of spectrum in several countries . Despite the difficult conditions, our BreezeMAX revenues reached $179 million, a small improvement over 2008.

In 2009, we won several turnkey projects, providing complete turnkey solutions from design and planning to implementation, on our own and together with partners. We believe a few of the turnkey projects we won in 2009 have the potential to generate, in the aggregate on a cumulative basis, revenues in excess of $100 million in the next three to five years in various regions of the world.  Towards the second half of 2010 and into 2011, we expect to begin translating these deals to revenues as we reach various milestones. In addition, we formed numerous OPEN WiMAX strategic relationships, adding technology, integration and channel partners. In order to ensure the timely introduction of a host of mobile WiMAX devices, we successfully completed interoperability testing with major chips and device manufacturers.

We believe that there is a strong demand for broadband access, and governments around the world, including in Japan, Europe, Australia and the United States, are creating programs to extend broadband coverage as a matter of national competitiveness.

In addition, a host of new mobile data opportunities in public safety, border control, utilities and other vertical markets are emerging. We believe WiMAX is the most cost effective and mature technology available in the market which addresses all these applications.

Corporate and consumer spending has been reduced by the global economic slowdown during 2008 and 2009, and the public perception that this economic slowdown may continue.  This has created challenges for us and may create new challenges for us if the general unfavorable economic conditions experienced in 2008 and 2009 fail to improve or deteriorate further.

During 2009, we experienced limited revenue growth from our WiMAX products (approximately 1% over 2008) and a revenue decrease from our non-WiMAX products of 40%, due primarily to the continuing market transition to WiMAX-based products.

In addition, during 2009 our gross margins decreased to approximately 46% of our revenues, compared to approximately 47% of revenues in 2008.  This decrease in gross margin is mainly a result of the standardization of the market as competition increases, as well as the shift in the mix of products that generate our revenues, such as the increase in the volume of lower-margin third party equipment and services revenue. During 2009, due to the global slowdown and the credit crunch in the global capital markets we implemented a further cost reduction plan in addition to that implemented in 2008, which included the layoff of approximately 90 employees and vacating certain leased premises.  As a result, we recorded a restructuring charge of approximately $2.8 million in 2009.

Our net loss amounted to approximately $(7.2) million compared to net loss of approximately $(5.5) million in 2008. This increase in net loss was primarily a result of the decrease in revenues to approximately $245.2 million in 2009 compared to approximately $281.3 million in 2008, the decrease in gross margins from 47% in 2008 to 46% in 2009, together with a decrease in our financial income to approximately $1.7 million due primarily to the lower interest rates that we obtained on our deposits and marketable securities.  Our operating expenses decreased to $122.4 million in 2009 compared to $143.2 million in 2008 due to the cost reduction measurements which the company implemented, as mentioned above.

Critical Accounting Principles

Our financial statements are prepared in accordance with United States generally accepted accounting principles and audited in accordance with standards of the Public Company Accounting Oversight Board (United States).  A discussion of the significant accounting policies that we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included in Part III of this Annual Report.  In preparing our financial statements, we must make estimates and assumptions as to certain matters, including, for example, the amount of new materials and components that we will require to satisfy the demand for our products based on our sales estimates and the period of time that will elapse before our products become obsolete.  While we endeavor diligently to assure that our estimates and assumptions have a reasonable basis and reflect our best assessment as to the future circumstances in which we anticipate, actual results may differ from the results estimated or assumed and the differences may be substantial as to require subsequent write-offs, write-downs or other adjustments to past results or current valuations.

The following is a summary of certain critical principles, which have a substantial impact upon our financial statements and which we believe are most important to keep in mind in assessing our financial condition and operating result:

Revenue Recognition.  We generate revenues from selling our products indirectly through distributors and OEMs, as well as selling them directly to end users.

Revenues are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” and with ASC 605-25 “Multiple-Element Arrangements” (formerly EITF 00-21) when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is probable .

We generally do not grant a right of return on our products. However, we have granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are recognized based on their history of actual returns provided that all other revenue recognition criteria are met.

In prior years, in cases under which we were obligated to perform post delivery installation services, revenues generated from such arrangements were recognized upon completion of the installation.

In 2009, for arrangements which include multiple elements, we consider the sale of equipment and related services (installation and service level agreements) to be separate units of accounting in the arrangement in accordance with ASC 605-25 since now the equipment has value to the customer on a standalone basis, and fair value of the services exists. In such arrangements, since the services are not essential to the functionality of the equipment, revenues from the sale of equipment are recognized upon delivery, if all other revenue recognition criteria are met. We defer the fair value of the services (but not less than the amount of the services in the arrangements) to the period in which such services occurs. Since we did not have significant projects as of December 31, 2009 where the equipment had been delivered and the installation services were not provided yet and an acceptance clause was not required, the impact of this change is immaterial.

In transactions, where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

Accounts Receivable. We are required to assess the collectability of our accounts receivable balances. Generally, we do not require collateral; however, under certain circumstances we require letters of credit, additional guarantees or advance payments. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including, but not limited to, the current credit-worthiness of each customer. We regularly review the amounts due and related allowance by considering factors, such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. For certain accounts receivable balances, we are also covered by foreign trade risk insurance. Should we consider it necessary to increase the level of provision for doubtful accounts, required for a particular customer, then additional charges will be recorded when they become probable.

Inventory Valuation. Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which we operate the wide range of products that we offer and the sales-cycles we experience all contribute to the exercise of judgment relating to maintaining, utilizing and writing-off inventory. The estimates of future demand that we use in the valuation of inventory are the basis for our revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving or slow-moving items. We write-down our inventory for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated market value which is based on assumptions about future demand and market conditions. We may be required to record additional inventory write-downs if actual market conditions are less favorable than those projected by our management.

Note 2(g) to our financial statements describes the write-offs and provisions that we made and recorded in 2007, 2008 and 2009 to reflect the decline from our expectations in the value of inventory, which had become excessive, unmarketable or otherwise obsolete or the inventory of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate. In addition, changes in demand, which result in increased demand for our products, may lead to utilization of our previously written-off products. Note 2g to our financial statements describes the effect of the utilization of the related products of our prior years’ written-off components, which are reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized.

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

Goodwill. We review goodwill for impairment annually and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with ASC 350 “Intangibles – Goodwill and Others” (formerly SFAS No. 142). Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its fair value. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

        We operate in one operating segment, and this segment comprises our only reporting unit. As of December 31, 2009, we had total goodwill of $57.1 million on our balance sheet. In calculating the implied fair value of the reporting unit, we used market capitalization calculated based on our share price for a reasonable period. For the years ended December 31, 2009, 2008 and 2007, no impairment loss was identified.

Marketable Securities.

We account for investments in debt securities in accordance with ASC 320 "Investments - Debt and Equity Securities" (formerly SFAS No. 115).

We determine the appropriate classification of investments in debt securities at the time of purchase and reevaluate such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, impairment of value judged to be other than temporary, and interest are included in financial income, net.

For the years ended December 31, 2008 and 2009, for all securities covered by ASC 320 we have designated them as held-to-maturity.

We recognize an impairment charge when a decline in the fair value of its investments below the amortized cost basis is judged to be other-than-temporary. We periodically assesses whether its investments with unrealized losses are other than temporarily impaired.

On April 1, 2009, we adopted the FASB's updated guidance relating to the impairment and presentation model for its held-to-maturity debt securities. Under the amended impairment model, an other-than-temporary impairment charge exists when we do not expect to recover the entire amortized cost basis of the security (that is, a credit loss exists). For investments that do meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

For the years ended December 31, 2007, 2008 and 2009, no other-than-temporary impairment losses have been identified.

Warranties.

We provide a 14 to 21 month warranty period for all of our products. The specific terms and conditions of a warranty vary depending upon the product sold and customer it is sold to. We estimate the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time a product is delivered. Factors that affect our warranty liability include the number of units, historical rates of warranty claims and cost per claim. We periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase, resulting in decreased gross profit.

Stock-Based Compensation Expense.   We account for equity-based compensation in accordance with ASC 718 “Compensation - Stock Compensation” (formerly SFAS No. 123(R)). Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Stock-based compensation expense recognized under ASC 718 for 2007, 2008 and 2009 was $7.4 million, $7.6 million and $4.2 million, respectively. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted. Our stock based compensation decreased in 2009 as a result of the large number of unvested options that were forfeited following the cost reduction plan we implemented.

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model and for restricted stock units and options granted with par value exercise price, the fair value is calculated by multiplying the share price at the date of grant with the number of options granted. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock options in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use historical behavioral patterns rates of employee groups by job classification. In 2008 and 2009, the expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. In 2007, the expected term was determined based on the simplified method in accordance with SAB 107. Our expected dividend rate is zero since we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future.

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

Results of Operations

The following tables present our total revenues attributed to the geographical regions based on the location of our customers for the years ended December 31, 2007, 2008 and 2009:

	2007		2008		2009
	Total		Total		Total
	revenues	Percentage	revenues	Percentage	revenues	Percentage
	In thousands	Of sales	In thousands	Of sales	In thousands	Of sales
Israel	$861	0.4%	$1,254	0.4%	$697	0.3%
North America (including the United States and Canada)	32,767	13.8%	42,683	15.2%	23,242	9.5%
Europe (excluding France, Italy, Spain and Denmark)(1)	67,779	28.7%	61,799	22.0%	24,398	9.9%
France	8,096	3.4%	12,047	4.3%	17,252	7.0%

Italy	13,269	5.6%	11,873	4.2%	19,281	7.9%
Spain	13,767	5.8%	11,301	4.0%	9,734	4.0%
Denmark	2,501	1.1%	19,378	6.9%	35,483	14.5%
Africa	26,609	11.3%	38,549	13.7%	41,893	17.1%
Asia	19,942	8.4%	29,214	10.4%	27,890	11.4%
Latin America (excluding Argentina) (1)	48,191	20.3%	47,098	16.4%	29,313	12.0%
Argentina	2,791	1.2%	6,085	2.5%	16,056	6.5%
	$236,573	100%	$281,281	100%	$245,239	100%

(1)
We have listed Italy, Spain, Denmark, France and Argentina separately within this table because each of these countries generated at least 5% of our total revenues during at least one of the last 3 years.

The following tables set forth, for the periods indicated, selected items from our consolidated statement of operations in U.S. dollars in thousands and as a percentage of total sales:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Sales	$236,573	$281,281	$245,239
Cost of sales	114,099	144,326	128,461
Write-off of excess inventory and provision for inventory purchase commitments	4,762	3,457	3,993
Gross profit	117,712	133,498	112,785

Operating costs and expenses:
Research and development, gross	54,967	69,952	54,674
Less – grants and participations	3,578	10,273	3,884
Research and development, net	51,389	59,679	50,790
Selling and marketing	55,943	60,521	52,022
General and administrative	15,426	18,813	15,087
Amortization of intangible assets	2,544	1,327	132
Impairment of investment	-	-	1,554
Restructuring and other related expenses	-	2,914	2,787
Total operating expenses	125,302	143,254	122,372
Operating loss	(7,590)	(9,756)	(9,587)
Other income	8,265	-	731

Financial income, net	6,453	4,297	1,668
Income (loss) from continuing operations	7,128	(5,459)	(7,188)
Income from discontinued operations, net	5,413	-	-
Net income (loss)	$12,541	$(5,459)	$(7,188)

	Year Ended December 31,
	2007	2008	2009
	(As a percentage of sales)
Statement of Operations Data:
Sales	100.0%	100.0%	100.0%
Cost of sales	48.2	51.3	52.4
Write-off of excess inventory and provision for inventory purchase commitments	2.0	1.2	1.6
Gross margin	49.8	47.5	46.0

Operating costs and expenses:
Research and development, gross	23.2	24.9	22.3
Less – grants and participations	1.5	3.7	1.6
Research and development, net	21.7	21.2	20.7
Selling and marketing	23.6	21.5	21.2
General and administrative	6.6	6.7	6.2
Amortization of intangible assets	1.1	0.5	0.1
Impairment of investment	-	-	0.6
Restructuring and other related expenses	-	1.0	1.1
Total operating expenses	53.0	50.9	49.9
Operating loss	(3.3)	(3.4)	(3.3)
Other income (loss)	3.5	-	0.3
Financial income, net	2.8	1.5	0.7
Income (loss) from continuing operations	3.0	(1.9)	(2.9)
Income from discontinued operations, net	2.3	-	-
Net income (loss)	5.3%	(1.9)%	(2.9)%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Sales. Sales in 2009 were approximately $245.2 million, a decrease of approximately 13% compared to sales of approximately $281.3 million in 2008. In 2009, BreezeMAX revenues totaled approximately $179 million or 73% of total revenue, compared to approximately $171 million or 61% of total revenue in 2008.  The decrease of our total sales in 2009 was primarily due to the postponement of some WiMAX projects , as a result of the unfavorable general economic conditions and delays in allocating spectrum in several countries. Our revenues from non-WiMAX broadband wireless products decreased approximately 40% compared to the previous year, reflecting a shift toward the WiMAX platform and the ongoing decline in legacy products.

Sales in Europe, the Middle East and Africa reached approximately 60.7% of our sales in 2009 and totaled approximately $149 million, which represents a decrease of approximately 4.5% compared to our 2008 sales in this region which were approximately $156 million. Sales in Central and Latin America accounted for 18.5% of our sales in 2009 compared to 18.9% of our sales in 2008. Sales in North America accounted for approximately 9.5% of our sales in 2009, compared to 15.2% in 2008.  Sales in Asia Pacific accounted for approximately 11.4% of our sales in 2009 compared to approximately 10.4% in 2008 in this region.

In 2009, one customer accounted for 15% of revenues, compared to no customers that accounted more than 10% of revenues in 2008 and 2007. Because of the nature of our agreements and the associated large initial payments due, the identity of major customers generally varies from quarter to quarter and we do not believe that we are materially dependent on any one specific customer or group of customers.

Cost of sales.  Cost of sales consists primarily of cost of components, product manufacturing and assembly, labor, overhead and other costs associated with production. Cost of sales was approximately $128.5 million in 2009, a decrease of approximately 11% compared to cost of sales of approximately $144.3 million in 2008. Cost of sales as a percentage of sales increased to approximately 52.4% in 2009 from approximately 51.3% in 2008. This increase is primarily attributable to the change in the mix of products that comprise our revenues. As the market continues to move towards standardization and more players enter into the market making it more competitive for us, and as we shift the mix of products that comprise our revenues, such as an increase in the volume of lower-margin third party products, we expect our cost of sales as a percentage of sales to increase.

Write-off of excess inventory and provision for inventory purchase commitments. We periodically assess our inventories valuation in accordance with obsolete and slow-moving items based on revenue forecasts and technological obsolescence. Should inventories on-hand exceed our estimates or become obsolete, for example, due to the transition in demand from non-WiMAX to WiMAX products, they would be written down or written off.  This would result in a charge to our statement of operations and a corresponding reduction in our inventory and shareholders’ equity. Changes in demand for our products and in our estimates for demand create changes in provisions for obsolete inventory. As part of our ordinary course of business we evaluate, on a quarterly basis, our actual inventory needs versus our sales projections and write-off excess inventory and un-cancelable purchase commitments from our suppliers and subcontractors. As a result, we recorded charges related to the write-off of excess inventory and accrued a provision for inventory purchase commitments of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales that we did not consummate. Primarily as a result of the decrease of our sales, our write-off of excess inventory and our accrual of a provision for inventory purchase commitments increased and amounted in the aggregate to approximately $4.0 million for the year ended December 31, 2009 compared to approximately $3.5 million for the year ended December 31, 2008.

Inventory utilization. We perform periodically an inventory evaluation model in order to align our inventory levels to the market conditions and anticipated customer demand. In 2009 and 2008, approximately $0.6 million and $2.5 million, respectively, of inventory previously written-off consistent with our inventory evaluation model was used as components in our regular production course and was sold as finished goods to end users.  The sales of these related manufactured products were reflected in our revenues without increasing the cost of sales in the period the inventory was utilized. This inventory utilization increased our gross margin by 0.2% in 2009 and by 0.9% in 2008.

If the demand for our products suddenly and significantly decreased, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology, standardization and customer requirements, we could be required to increase our write-off of excess inventory, and our gross margin could be adversely affected. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times and the risk of inventory obsolescence. However, if the demand for our products increases beyond our expectations following write-down of inventory, we may further utilize our written down inventory. Such utilization may contribute to our gross margin in future periods. We cannot predict the likelihood of utilizing previously written-off inventory in future operations.

Research and development expenses, net.  Gross research and development expenses consist primarily of employee salaries, development-related raw materials and subcontractors, and other related costs partially offset by research and development funding. Gross research and development expenses were approximately $54.7 million in 2009, a decrease of approximately 21.8% compared to gross research and development expenses of approximately $70 million in 2008. This decrease is primarily attributable to the cost reduction plans that the company implemented during 2009 and 2008.Gross research and development, as a percentage of sales was 22.3% in 2009, compared to 24.9% in 2008.  Grants and other participations for funding approved research and development projects totaled approximately $3.9 million in 2009 and $10.3 million in 2008. Research and development expenses, net, were approximately $50.8 million in 2009, compared to approximately $59.7 million in 2008.

Selling and marketing expenses.  Selling and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in selling and marketing activities, promotion, advertising, trade shows and exhibitions, travel and related expenses. Selling and marketing expenses were approximately $52.0 million in 2009, a decrease of approximately 14% compared to selling and marketing expenses of approximately $60.5 million in 2008.  This decrease is primarily attributable to the cost reduction plans that the company implemented during 2009 and 2008. Selling and marketing expenses as a percentage of sales decreased to 21.2% in 2009 from 21.5% in 2008.

General and administrative expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance, insurance costs, professional fees and other administrative costs.  General and administrative expenses were approximately $15.1 million in 2009,a decrease of approximately 20% compared to general and administrative expenses of approximately $18.8 million in 2008. This decrease is also related primarily to the cost reduction plans that the company implemented during 2009 and 2008.  General and administrative expenses as a percentage of sales decreased to 6.2% in 2009 from 6.7% in 2008.

Amortization of intangibles assets.  As a result of our mergers and acquisitions activity in prior years, we had annual amortization charges of approximately $0.1 million recorded in 2009, compared to $1.3 million in 2008. The decrease is a result of the completion of amortization of intangible assets with useful lives of 3.75 years in 2008.

Impairment of investment. During 2009, we recorded impairment of the investment in affiliate in the amount of $1.6 million.

Restructuring costs. During 2009 and 2008, we implemented two cost reduction plans including the layoff of approximately 90 employees in 2009 and approximately 100 employees in 2008. We recorded a restructuring charge of approximately $2.8 million in 2009 and approximately $2.9 million in 2008, which primarily consists of employees' termination benefits, lease abandonment and repayment of grants.

As of December 31, 2009 the 2008 restructuring plan was completed except of the provision related to the repayment of grant which will be paid upon demand. The expected completion date of the 2009 restructuring plan is by the end of 2010.

The restructuring expenses do not include the impact related to stock based compensation.

Financial income, net.  Financial income, net, was $1.7 million in 2009, a decrease of approximately 61% compared to financial income, net, of approximately $4.3 million in 2008.  The decrease in financial income is attributed mainly to decreased yields on investments compared to the previous year due to the decrease in the global interest rates and increase in our bank expenses.

Net income (loss).  In 2009, net loss was approximately $(7.2) million, compared to a net loss of approximately $(5.5) million in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

On November 21, 2006, we sold substantially all of the assets and certain liabilities related to the CMU, a separate reporting unit, representing the majority of former interWAVE business, to LGC. Pursuant to the terms of the sale agreement, LGC issued to us promissory notes and a convertible note.  At closing, we recognized such transaction as a divestiture of operations and therefore the results of the CMU activities for all reported periods were presented in one line item in the statement of operations below the results from continuing operations under the "Income (loss) from discontinued operations". The results of the CMU operations are presented as discontinued operations for all periods presente.d. Note 1c to our financial statements further describes this transaction.

Sales. Sales in 2008 were approximately $281.3 million, an increase of approximately 19% compared to sales of approximately $236.6 million in 2007. In 2008, BreezeMAX revenues totaled approximately $171 million or 61% of total revenue, compared to approximately $124 million or 52% of revenue in 2007.  The increase of our total sales in 2008 resulted primarily from the continued growth of the BreezeMAX revenues, which was caused by the continued transition in the market from non-WiMAX to WiMAX based solutions. Our revenues from non-WiMAX broadband wireless products remained at approximately the same level as the previous year.

Sales in Europe, the Middle East and Africa reached approximately 56% of our sales in 2008 and totaled $156.2 million, which represents an increase of approximately 18% over our 2007 sales in this region which were $132.8 million. This increase is mainly attributed to the fact that some trials and small-scale WiMAX deployments in 2007 and 2006 emerged into larger scale commercial deployments in 2008 and due to increased revenues primarily with a customer in Denmark. In addition, we experienced continued progress in the spectrum allocation process in this region and the adoption of our broadband wireless products by well-capitalized independent operators. Sales in Central and Latin America accounted for 19% of our sales in 2008 compared to 21% of our sales in 2007 in this region, which represents an increase of approximately 4% in percentage of total sales in this region mainly due to sales to several repeated customers in Mexico, Peru, Chile and Paraguay. Sales in North America accounted for approximately 15% of our sales in 2008, a minor change from our sales in 2007 in this region. Sales in Asia Pacific accounted for approximately 10% of our sales in 2008 compared to approximately 8% in 2007 in this region.

Cost of sales.  Cost of sales was approximately $144.3 million in 2008, an increase of approximately 26.5% compared with cost of sales of approximately $114.1 million in 2007. Cost of sales as a percentage of sales increased to approximately 51.3% in 2008 from approximately 48.2% in 2007. This increase is primarily attributable to the change in the mix of products that comprise our revenues.

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

Research and development expenses, net.  Gross research and development expenses were approximately $70.0 million in 2008, an increase of approximately 27.3% compared to gross research and development expenses of approximately $55.0 million in 2007. This increase is primarily attributable to an increase of approximately 5% in our research and development personnel in 2008, the intense investment in our WiMAX development and to certain research and development projects which were partially funded by the NRE grants and participations. Gross research and development, as a percentage of sales was 24.9% in 2008, compared to 23.2% in 2007. Grants and other participations for funding approved research and development projects totaled approximately $10.3 million in 2008 and $3.6 million in 2007. Research and development expenses, net, were approximately $59.7 million in 2008, compared to approximately $51.4 million in 2007.

Selling and marketing expenses.  Selling and marketing expenses were approximately $60.5 million in 2008, an increase of approximately 8.2% compared to selling and marketing expenses of approximately $55.9 million in 2007.  This increase is primarily attributable to the increase in revenues. Selling and marketing expenses as a percentage of sales decreased to 21.5% in 2008 from 23.6% in 2007.

General and administrative expenses. General and administrative expenses were approximately $18.8 million in 2008, an increase of approximately 22.0% compared to general and administrative expenses of approximately $15.4 million in 2007. This increase is related primarily to labor costs and legal expenses. General and administrative expenses as a percentage of sales increased to 6.7% in 2008 from 6.6% in 2007.

Amortization of intangibles assets.  As a result of our mergers and acquisitions activity in prior we years, had annual amortization charges of approximately $1.3 million recorded in 2008 compared to $2.5 million in 2007. The decrease is a result of the completion in 2008 of the amortization of intangible assets with useful lives of 3.75 years.

Restructuring costs. During 2008, we implemented a cost reduction plan including the layoff of approximately 100 employees. We recorded a restructuring charge of approximately $2.9 million, which primarily consists of employees' termination benefits, lease abandonment and repayment of grants.

Financial income, net.  Financial income, net, was $4.3million in 2008, a decrease of approximately 33.4% compared to financial income, net, of approximately $6.5 million in 2007.  The decrease in financial income is attributed mainly to decrease yields on investments compared to the previous year due to the decrease in the global interest rates.

Net income (loss).  In 2008, net loss was approximately $(5.5) million, compared to net income of approximately $12.5 million in 2007 which included income from discontinued operations of approximately $ 5.4 million and other income of approximately $8.3 million.

Impact of Inflation and Currency Fluctuations

A devaluation of the U.S. dollar against the NIS has a direct influence on the U.S. dollar cost of our operations.  The majority of our sales, and part of our expenses, are denominated in dollars.  However, a significant portion of our expenses, primarily labor expenses, is denominated in NIS unlinked to the U.S. dollar. Inflation in Israel and/or the devaluation of the dollar in relation to the NIS has the effect of increasing the cost in dollars of these expenses and has a negative effect on our profitability.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations as recently experienced in Israel and especially larger periodic devaluations or revaluations, will have an impact on our profitability and period-to-period comparisons of our results of operations.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in the statement of operations.

To protect against exchange rate fluctuations, we have instituted several foreign currency hedging programs.  These hedging activities consist of cash flow hedges of anticipated NIS payroll and forward exchange contracts to hedge certain trade payables in NIS. In 2009, the cash flow hedges were all effective.  For more information, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk".

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	Israeli devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation %

2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6

We cannot assure you that we will not be materially and adversely affected in the future if (i) the appreciation of the NIS against the U.S. dollar continues; (ii) the dollar appreciates against the NIS, the inflation in Israel exceeds the devaluation of the NIS against the dollar; or (iii) the dollar appreciates against the NIS and if the timing of the devaluation lags behind inflation in Israel.

For a discussion of certain policies or factors relating to our being an Israeli company and our location in Israel, see "Item 3—Key Information—Risk Factors—Risks Related to Our Location in Israel".

B.	LIQUIDITY AND CAPITAL RESOURCES

The following sections discuss the effects of changes in our balance sheets, cash flows and commitments on our liquidity and capital resources.

Balance Sheet and Cash Flows

Total cash, cash equivalents, short-term and long-term marketable securities and deposits were $118.5 million as of December 31, 2009, a decrease of approximately $22.2 million or 15.8% from $140.6 million at December 31, 2008.  Total cash, cash equivalents, short-term and long-term marketable securities and deposits as of December 31, 2008 reflect an increase of approximately $1.7 million or 1.2% from $138.9 million at December 31, 2007.

Total cash and cash equivalents as of December 31, 2009 were $69.1 million, an increase of $5.4 million or 8.5% from $63.7 million at December 31, 2008. The increase resulted mainly from collecting cash proceeds from maturity of held-to-maturity marketable securities.  Total cash and cash equivalents as of December 31, 2008 were $63.7 million, an increase of $11.6 million or 22.2% from $52.1 million at December 31, 2007.

Our continuing operating activities used cash of approximately $15.5 million in 2009 and provided cash of approximately $9.0 million and $13.5 million in 2008 and 2007, respectively. The cash flows used in operating activities for 2009 consisted primarily of net loss adjusted for non-cash activities, including stock-based compensation expenses, depreciation of fixed assets and impairment of investments in an affiliate plus a decrease in other accounts receivable and prepaid expenses and a decrease in inventories, offset by an increase in trade receivables, a decrease in trade payables and decrease in other accounts payable and accrued expenses. The positive cash flow from operating activities for 2008 consisted primarily of net loss adjusted for non-cash activities, including stock-based compensation expenses, depreciation of fixed assets and amortization of intangible assets plus an increase of trade payables and other accounts payables and accrued expenses, partially offset by an increase in trade receivables, inventories and other accounts receivables. The positive cash flow in 2007 resulted from improvement in our operating results and an increase in other accounts payable partially offset by the increase in inventory, which was lower than the accounts payable increase.

Our investing activities provided cash of approximately $20.5 million and $6.9 million in 2009 and 2008, respectively and used approximately $9.0 million of cash in 2007. Our investing activities consist mainly of investments in bank deposits, marketable securities and fixed assets. In 2009, our investing activities provided proceeds from the maturity of marketable securities, proceeds from maturity of bank deposits, as well as the remaining proceeds from the sale of our CMU to LGC, which were partially offset by investments in bank deposits, marketable securities and fixed assets. In 2008, our continuing investing activities provided proceeds from the maturity of marketable securities as well as proceeds from the LGC transaction which were partially offset by investments in bank deposits, marketable securities and fixed assets. In 2007, our continuing investing activities used cash mainly for investments in bank deposits, marketable securities and fixed assets partially offset by proceeds from the maturity of marketable securities and bank deposits. In addition, in 2007 these investments were offset by cash proceeds from the sale of our investment in LGC. Capital expenditures were approximately $7.2 million and $10.8 million in 2009 and 2008, respectively.  These expenditures principally financed the purchase of research and development equipment and manufacturing equipment.

Our financing activities provided cash of approximately $0.4 million in 2009, and used cash of approximately $4.3 million in 2008 and provided cash of approximately $2.4 million 2007. In 2009, the amount of cash provided was attributable to proceeds from the issuance of shares in connection with the exercise of employees’ options in the amount of approximately $0.4 million. In 2008, the amount of cash used was attributable primarily to the repurchase of our shares in the amount of $5 million, partially offset due to issuance of shares in connection with the exercise of employees' options, in the amount of approximately $0.7 million. In 2007, the amount of cash provided was attributable primarily to proceeds from the issuance of shares in connection with the exercise of employees’ options in the amount of approximately $4.0 million partially offset by repayment of maturities of a long-term loan of $1.7 million.

We expect that cash provided or used by continuing operations may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment timing, accounts receivable collections, inventory management, and the timing of other payments and investments.

Accounts Receivable, Net.  Accounts receivable, net was $65.5 million and $59.8 million as of December 31, 2009 and 2008, respectively. DSOs as of December 31, 2009, December 31, 2008 and December 31, 2007 were 97 days, 78 days and 47 days, respectively. The increase in the accounts receivable balance in 2009 is mainly a result of the increase in DSOs.  Our DSOs in 2009 ranged between 90 and 120 days.

Inventories.  Inventories were $36.0 million as of December 31, 2009 compared to $53.7 million as of December 31, 2008. Inventories consist of raw materials; work in process and finished goods and inventories at customer sites that are not recognized as revenues yet. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We are focusing our operational efforts to increase inventory turns in order to enhance our responsiveness to future customers’ needs and market changes.  Our inventory turns were approximately 3.6 times in 2009 and approximately 2.7 times in 2008.

WORKING CAPITAL

        Our working capital was approximately $132.8 million as of December 31, 2009 compared to $115.8 million as of December 31, 2008 and $113.1 million as of December 31, 2007.

Commitments

Leases.  We lease office space in several worldwide locations. Rent expense totaled $6.8 million, $7.3 million and $5.4 million in 2009, 2008 and 2007, respectively. We lease certain computers under operating lease agreements which expire in 2012. Computer leasing expenses totaled $0.5 million, $0.6 million and $0.3 million in 2009, 2008 and 2007, respectively. We also lease various motor vehicles under operating lease agreements, which expire in 2012.  Motor vehicle leasing expenses were $3.6 million, $3.4 million and $2.8 million in 2009, 2008 and 2007, respectively.

Future annual minimum lease payments under all non-cancelable operating leases as of December 31, 2009 were as follows (in thousands):

	Rental of premises	Lease of computers	Lease of motor vehicles

2010	$5,541	$427	$2,364
2011	2,072	149	1,245
2012	774	30	427
2013	639	-	-
2014	14	-	-

	$9,040	$606	$4,036

Royalties. We participated in programs sponsored by the OCS of the Israeli Government for the support of research and development activities. We are obligated to pay royalties to the OCS amounting to 3%-5% of the sales of the products and other related revenues generated from certain research and development projects, up to 100% of the amount granted by the OCS. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required. We have not received grant-bearing royalties from the OCS from 2006 through 2009.

During 2009, we paid or accrued royalties to the OCS in the amount of $0.2 million.  As of December 31, 2009, the aggregate contingent liability to the OCS amounted to $8.8million.

The following table of our material contractual obligations as of December 31, 2009 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated (in thousands):

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Rental Lease	$9,040	$5,541	$2,846	$653	$-
Motor Vehicle Lease	4,036	2,364	1,672	-	-
Computers Lease	606	427	179	-	-
Severance pay and long term employee liabilities	-	-	-	-	4,354
Other long-term liabilities others	-	-	-	-	2,255
Total	$13,682	$8,332	$4,697	$653	$6,609

Treasury stock.  As of December 31, 2009, we repurchased an aggregate of 5, 246,772 ordinary shares, which are reflected on our balance sheet as treasury stock. In October 2008, following the approval of our board of directors and the receipt of a court approval, we were authorized to use up to $30 million of our available cash to repurchase our shares. Through December 31, 2009 we repurchased under this repurchase program 1,449,999 ordinary shares at a weighted average price of approximately $3.44 per share for an aggregate of $5.0 million.  See Item 16E "Purchases of Equity Securities by the Issuer and Affiliated Purchasers" for additional information.

Under the Company's first repurchase program in 2002, our board of directors authorized a share repurchase of up to $9 million of our ordinary shares. Under this 2002 repurchase plan, we had repurchased until December 31, 2003 3,796,773 ordinary shares at a weighted average price per share of approximately $2.07 for an aggregate of $7.9 million. Since then we had not utilized the remainder of this re-purchase program. For more detail see Item 16E.

FUTURE NEEDS

We believe our cash balances and investments and governmental research and development grants will be sufficient to satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments, future customer financings, and other liquidity requirements associated with our existing operations through at least the next twelve months. We believe that the most strategic uses of our cash resources include working capital, strategic investments to gain access to new technologies, acquisitions, financing activities and repurchase of shares. There are no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources. However, if our operations do not generate cash to the extent currently anticipated by us, or if we grow more rapidly than currently anticipated, it is possible that we will require more funds than anticipated.  We expect that these sources will continue to finance our operations in the subsequent events, and will be complemented, if required, by private or public financing.

Effective Corporate Tax Rate

Our Israeli company has no taxable income since inception and does not have any profits under the Approved/Beneficiary Enterprise. For more information see Item 10 E.

As of December 31, 2009, in our Israeli company we had available tax loss carry forwards amounting to approximately $132 million, which will be carried forward, in order to offset taxable income in the future, for an indefinite period.

As of December 31, 2009, the state and the U.S. federal tax losses carry forward of our U.S. subsidiary amounted to approximately $8.3 million and $31 million, , respectively. These losses are available to be offset against any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2011 and 2028, respectively. The state and federal tax loss carry forwards per income tax returns filed included uncertain tax positions that were taken in prior years.  Due to the application of FIN 48, the filed net operating losses are greater than the net operating loss deferred tax asset which was recognized for financial statement purposes.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions (“annual limitations”) of the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Because we have more than one “Approved Enterprise" and/ or “Privileged Enterprise” when we will be profitable our effective tax rate in Israel will be a weighted combination of the various applicable tax rates. We are likely to be unable to take advantage of all tax benefits in Israel for an Approved Enterprise, which would otherwise be available to us, because a portion of our operations may be considered by the Israeli tax authorities as generated in areas that are defined as non-Approved or non-Privileged Enterprise areas.  In addition, because the tax authorities customarily review and reassess existing tax benefits granted to merging companies, and we have yet to finalize with the tax authorities the status of our tax benefits following the Floware merger and the InnoWave acquisition, we cannot assure you that the tax authorities will not modify the tax benefits that we enjoyed prior to these transactions.

When we will be profitable our effective corporate tax rate may substantially exceed the Israeli tax rate.  Our France, Romania, Brazil, Hong-Kong, Singapore, Japan, Mexico, Poland, Israel, Uruguay, Spain, UK, South-Africa, Italy, Argentina, Ecuador, Costa Rica, India, Chile, Taiwan and Philippines subsidiaries will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in other jurisdictions where we own assets, have employees or conduct activities.  Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

Government Grants

Under an arrangement entered during 2003 with the OCS in Israel’s Ministry of Industry and Trade we participate in new OCS programs under which we are eligible to receive grants for research and development projects without any royalty repayment obligations, excluding OCS program grants resulting from InnoWave’s former operations, which were not included in this arrangement.

In addition to these grants, we obtain grants from the OCS to fund certain other research and development projects as part of our participation in the MAGNET Consortium. These grants do not bear any royalty repayment obligations. The MAGNET Program in the OCS sponsors innovative generic industry-oriented technologies to strengthen the country's technological expertise and enhance competitiveness.

We also participate in certain governmental programs in Castilla y Leon, Spain and in Romania, which finance certain local research and development projects.

In addition we participate in the BuNGEE project, which is a consortium of commercial companies and academy institutes (researching for high capacity density deployments targeting 1Gbs/km^2) from Europe and Israel.

All three programs provide grants without any royalty obligations. The programs are expected to last between two and three years.  If we are unable to meet the terms of these programs we may be required to return the grants received.

Recently Issued Accounting Standards

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (ASC Topic 605)–Multiple-Deliverable Revenue Arrangements” (ASU 2009-13). ASU 2009-13 amends the criteria in ASC Subtopic 605-25, “Revenue Recognition–Multiple-Element Arrangements”, for separating consideration in multiple-deliverable arrangements. This Update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently evaluating the impact on its consolidated results of operations and financial position.

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value,” (“FASB ASU No. 2009-05”) which provides additional guidance on how companies should measure liabilities at fair value under FASB ASC No. 820.  FASB ASU No. 2009-05 clarifies that the quoted price for an identical liability should be used.  However, if such information is not available, an entity may use the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach).  FASB ASU No. 2009-05 also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted prices for an identical liability traded as an asset may be considered level 1 fair value measurements.  The FASB ASU No. 2009-05 was effective on October 1, 2009.  The adoption of FASB ASU No. 2009-05 did not have a material effect on our consolidated financial statements.

In June 2009, FASB issued Accounting Standards Codification (“ASC”) Topic No. 105 “Generally Accepted Accounting Principles” (the “Codification”).  The Codification was effective for interim and annual periods ended after September 15, 2009 and became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (U.S. GAAP), other than guidance issued by the Securities and Exchange Commission.  All other literature is non-authoritative.  The adoption of the Codification did not have a material impact on our consolidated financial statements and notes thereto.  We have appropriately updated our disclosures with the appropriate Codification references for the year ended December 31, 2009. As such, all the notes to the consolidated financial statements have been updated with the appropriate Codification references.

In May 2009, FASB issued ASC Topic No. 855 “Subsequent Events” (“FASB ASC No. 855”).  FASB ASC No. 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, FASB ASC No. 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  FASB ASC No. 855 was effective for fiscal years and interim periods ended after June 15, 2009.  The adoption did not have a material effect on our consolidated financial statements.

In April 2009, the FASB issued an update to ASC 820 “Fair Value Measurements and Disclosures” (originally issued as FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). The update provides guidelines for making fair value measurements more consistent with the principles presented in ASC 820, and provides additional authoritative guidance in determining whether a market is active or inactive, and whether a transaction is distressed. The update is applicable to all assets and liabilities (i.e. financial and non financial) and will require enhanced disclosures. The update is effective for periods ending after June 15, 2009. The adoption did not have a material effect on our consolidated financial statements.

In April 2009, we adopted the FASB’s updated guidance relating to investments and debt securities, which amends the other-than-temporary impairment ("OTTI"), guidance in U.S. GAAP to make the guidance more operational and to improve the presentation of OTTIs in the financial statements.  Under the updated guidance, if an OTTI occurs, and it is more likely than not that we will not sell the investment or debt security before the recovery of its amortized cost basis, then the OTTI is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors.  The amount of the total OTTI related to credit loss is recognized in earnings.  The amount of the total OTTI related to other factors is recognized in accumulated other comprehensive income.  The adoption of the updated guidance did not have a material effect on our consolidated financial statements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our product development plans are market driven and address the major, fast-moving trends that influence the wireless industry.  We believe that our future success will depend upon our ability to maintain technological competitiveness, to enhance our existing products and to introduce on a timely basis new commercially viable products addressing the demands of the broadband wireless access market.  Accordingly, we devote, and intend to continue to devote a significant portion of our personnel and financial resources to research and development.  As part of the product development process, we seek to maintain close relationships with current and potential distributors, other resellers and end users, strategic partners and leaders in industry segments in which we operate to identify market needs and define appropriate product specifications.

As of December 31, 2009, our research and development staff consisted of 394 full time employees.  Our research and development is conducted at our facilities in Israel, Romania and Spain.  We occasionally use independent subcontractors for portions of our development projects.

Our gross research and development expenses were approximately $55 million or 22% of sales in 2009, $70 million or 25% of sales in 2008, and $55 million or 23% of sales in 2007. The Government of Israel and other jurisdictions for funding-approved research and development projects reimbursed us for approximately $3.6 million in 2007, $10.3 million in 2008 and $3.9 million in 2009.

D.	TREND INFORMATION

See “—Operating Results—2009 Highlights” and “Item 3—Key Information—Risk Factors”..

E.	OFF-BALANCE SHEET ARRANGEMENTS

See Note 9 to our consolidated Financial Statement.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “—Liquidity and Capital Resources—Working Capital—Commitments”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists the name, age and position of each of our directors and executive officers as of March 2, 2010:

Name	Age	Position

Anthony Maher	64	Chairman of the Board of Directors (1)(4)(5)
Benny Hanigal	60	Director (1)(5)
Professor Raphael Amit	62	Director(1)(2)(3)(4)
Robin Hacke	50	Director (1)(2)(3)(5)
Amnon Yacoby	59	Director (1)(3)(4)
Zvi Slonimsky	60	Director (1)
Doron Inbar	60	Director (1)(3)
Ng Eng Ho	56	Director (1)
Eran Gorev	44	Chief Executive Officer and President
Efrat Makov	41	Chief Financial Officer
Mohammad Shakouri	47	Corporate Vice President, Innovation and Marketing
Avi Mazaltov	47	President, Operations and Infrastructure Division
Avi Wellingstein	49	President, Customers’ Business Division
Ofer Karp	37	President, Wireless Business Division
Shai Ben Tovim	33	President, Research & Development Division
Haim Srur	45	Corporate Vice President, Human Resources
Rudy Leser	44	Corporate Vice President, Strategic Initiatives
Amir Tirosh	41	Corporate Vice President, Strategy & Corporate Development
Greg Daily	46	President, Alvarion, Inc.

(1)	“Independent Director” under rules of the SEC and NASDAQ Stock Market Rules (see explanation below).
(2)	“External Director” within the meaning of the Israeli Companies Law (see explanation below).
(3)	Member of our audit committee.
(4)	Member of our compensation committee.
(5)	Member of our nominating and corporate governance committee.

Mr. Anthony Maher has served as the chairman of our board of directors since March 2004. He was a member of Floware’s board of directors from 1997 until its merger with us and has, since the merger, served as a member of our board of directors. Until January 2002, Mr. Maher was a Member of the Executive Management Board of the Information and Communication Networks Group of Siemens AG.  Since 1978, Mr. Maher has held various engineering, marketing and managerial positions at Siemens.  Prior to that, he was employed by Bell Telephone Laboratories in Naperville, Illinois, contributing to hardware and software design, as well as System engineering.  Mr. Maher also serves as director of Adva Optical Networks, Inc., Broadlight and Verivue Inc..  Mr. Maher holds M.Sc. and B.Sc. degrees in Electrical Engineering and Physics from the University of Illinois.

Mr. Benny Hanigal has served as a member of our board of directors since our inception and served as chairman of our board of directors until February 1999.  Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995.  In 1995, Lannet was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997.  From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds.  Since December 2007, Mr. Hanigal has served as the Chairman of the board of directors of EZchip Semiconductor Ltd.  Mr. Hanigal has a B.Sc. degree in Electrical Engineering from the Technion -Israel Institute for Technology.

Professor Raphael Amit has served as one of our external directors since September 2003. He serves on the audit and on the compensation committees.  Prior to joining our board of directors, Professor Amit served as Chairman of the board of directors of Creo Products Inc (NASDAQ: CREO) until May 2005.  Professor Amit has been the Robert B. Goergen Professor of Entrepreneurship and a Professor of Management at the Wharton School of the University of Pennsylvania since July 1999. Professor Amit also serves as the Academic Director of Wharton’s Goergen Entrepreneurial Management Programs. Prior thereto, Professor Amit was the Peter Wall Distinguished Professor at the Faculty of Commerce and Business Administration, University of British Columbia (UBC), where he was the founding director of the W. Maurice Young Entrepreneurship and Venture Capital Research Center. From 1983 to 1990, Professor Amit served on the faculty of the J.L. Kellogg Graduate School of Management at Northwestern University, where he received the J.L. Kellogg Research Professorship and the Richard M. Paget Research Chair in Business Policy. Professor Amit holds B.A. and M.A. degrees in Economics from the Hebrew University and a Ph.D. in Management from the Northwestern University’s J.L. Kellogg Graduate School of Management. Professor Amit has served as a consultant to a broad range of organizations in North America and Europe on strategic, entrepreneurial management and new venture formation issues.*

Ms. Robin Hacke was appointed as one of our external directors upon our merger with Floware in August 2001.  Ms. Hacke served as a member of Floware’s board of directors from its initial public offering in August 2000 and was appointed as an external director of Floware in December 2000.  In September 2007, Ms. Hacke became Director of Capital Formation at Living Cities, a funding collaborative of foundations and financial institutions.  Since August 2003, Ms. Hacke has been the Managing Director of Pentaport Venture Advisors Inc., a company that advises investment companies, including Portview Communications Partners LP.  From 1990 to 2002, Ms. Hacke served as the Chief Executive Officer of HK Catalyst Strategy and Finance Ltd., a company that Ms. Hacke founded that provided advisory services to investment companies and high-tech enterprises.  From 1986 to 1990, Ms. Hacke held various management positions at Aitech Ltd., an Israeli start-up company.  Prior to that, Ms. Hacke was an investment banker at Shearson Lehman Brothers in New York.  Ms. Hacke is a member of the board of directors of Mintera Inc., a privately held company.  Ms. Hacke holds an A.B. magna cum laude degree from Harvard-Radcliffe College and an MBA degree from Harvard Business School.

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

Mr. Zvi Slonimsky became a member of our board of directors and served as our co-Chief Executive Officer following our merger with Floware in August 2001. Mr. Slonimsky is the chairman of Teledata Networks Ltd., as well as chairman of Surf Communications Solutions Ltd., Maradin Technologies Ltd. and Extricom Ltd. and board member of Sequans and Novaremed. He also provides telecom and information technology consulting through EIR ZS in Tel Aviv. From 2002 to 2005, he served as our sole Chief Executive Officer. Prior thereto, he served as our President and Chief Operating Officer since May 1999.  Mr. Slonimsky had been President and Chief Executive Officer of MTS Ltd., a company supplying add-on software to PBXs, since its inception in December 1995 as a spin off from C. Mer Industries until 1999.  Mr. Slonimsky joined C. Mer in November 1992 as Vice President of its products division.  Before joining C. Mer, he was the General Manager of Sorek Technology Center from September 1991 to November 1992.  From 1989 to 1991, Mr. Slonimsky was the General Manager of DSPG Ltd., the Israeli-based subsidiary of DSPG, Inc.  Prior to DSPG, he held various management positions in Tadiran Ltd., an Israeli communication equipment manufacturer.  Mr. Slonimsky holds the B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion – Israel Institute of Technology and an MBA degree from Tel-Aviv University.

Mr. Doron Inbar has served as a member of our board of directors since September 2009.  Mr. Inbar is a Venture Partner at Carmel Ventures, an Israeli-based venture capital fund.  He serves as Chairman of C-nario Ltd. a digital signage company. He also serves as chairman of Enure Networks Ltd. , a private health provision and an active chairman at Archimedes Global Ltd.an insurance company providing its services in the CIS countries. In addition Mr. Inbar serves as an independent director on the Board of Maccabi Dent Ltd., the largest chain of dental service clinics in Israel. Prior to joining Carmel Ventures in 2006, Mr. Inbar served as President and Chief Executive Officer of ECI Telecom Ltd., having served as President from November 1999 and Chief Executive Officer from February 2000.  Mr. Inbar joined ECI Telecom in 1983 and during his first eleven years with ECI, he served in various positions at its wholly-owned U.S. subsidiary, ECI Telecom, Inc., including Executive Vice President and General Manager. In July 1994, Mr. Inbar returned to Israel to become Vice President, Corporate Budget, Control and Subsidiaries of ECI Telecom Ltd. In June 1996, Mr. Inbar was appointed Senior Vice President and Chief Financial Officer, and he became Executive Vice President in January 1999.  Mr. Inbar holds a bachelors degree in economics and business administration from Bar-Ilan University, Israel.

Mr. Ng Eng Ho has served as a member of our board of directors since September 2009.   Mr. Eng Ho is the Executive Director of Audelia Pte Ltd., an investment and management consultancy company he founded in November 2007.  Prior to founding Audelia Pte Ltd., Mr. Eng Ho served as Executive Vice President (Operations) at ST Technologies Telemedia Pte Ltd., a subsidiary of Temasek Holdings, since December 2005, and as the Deputy President Director of ST Telemedia's Indonesian subsidiary, PT Indosat Tbk, from January 2003 through December 2005.  Prior to that, Mr. Eng Ho was Managing Director of Keppel Telecommunications & Transportation Ltd, (Keppel T&T) from July 1998 to September 2002, after serving in various positions at Keppel T&T and its subsidiaries from September 1990 through June 1998.  Prior to joining Keppel T&T, Mr. Eng Ho was a career officer in the Singapore Armed forces from 1973 through 1990. Mr. Eng Ho received his Bachelor of Science (Telecomm System Engineering) degree (Honors) from the Royal Military College of Science, UK.

Mr. Eran Gorev was appointed as our President and Chief Executive Officer in December 2009. Prior to his appointment, he served from 2005 until 2009 as President and CEO of NICE Systems Inc., in NICE's operation in the Americas, and from 2008 until 2009 as NICE’s Chief Business Officer, responsible for driving the company’s global business. Prior to NICE Systems, Mr. Gorev worked for Amdocs from 1996 until 2004, where he was President of the North America Major Clients Division responsible for the company’s business with some of North America's leading communication service providers and media companies, and Corporate Vice President and Head of Worldwide Sales, responsible for leading global sales and business development activities. Mr. Gorev holds an LLB degree from Tel-Aviv University and a joint MBA degree from the Kellogg School of Management, at Northwestern University, and the Recanati School of Business Administration, at Tel-Aviv University.

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

Dr. Mohammad Shakouri was appointed as our Corporate Vice President of Innovation and Marketing in March 2008 and assumed his new role as of April 1, 2008.  Dr. Shakouri joined us in February 2001 and has extensive experience in wireless communication systems and fiber optic networks. Dr. Shakouri serves as a Vice President of WiMAX Forum, a member of WiMAX Forum board of directors, advisory board for the Wireless Communication Alliance and is an IEEE MTT-SVC 2004 chairman. Prior to joining Alvarion, Dr. Shakouri worked at Lucent Technologies where he was responsible for managing, building and developing network solutions for European and South American broadband wireless markets. Before joining Lucent, he spent fourteen years in technical and management positions with Hewlett Packard developing microwave and fiber optic communication components and systems. He co-founded the wireless systems division, where he was responsible for the engineering team developing low-cost residential digital wireless systems for U.S. and Asian markets. Dr. Shakouri earned his doctorate in electrical engineering from Stanford University on Subpicosecond GaAs Wafer Probe Systems.

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

Mr.Ofer Karp joined Alvarion at the beginning of 2007 as Vice President Marketing in the Broadband Mobility Unit, advancing in 2009 to become General Manager of the Carrier Line of Business and then President of the Wireless Business Division. Prior to joining Alvarion, Mr. Karp served for 7 years in various managerial roles in research and development, sales and corporate marketing in Comverse Ltd.  In his last position, Mr. Karp established and led the Email and Personal Information (EPI) Business Unit. Additionally, Mr. Karp completed a legal internship with one of Israel’s leading law firms. Mr. Karp has a degree in both Law (L.L.M.) and Accountancy (B.A.) completed as part of the honors program at the Hebrew University of Jerusalem, and an M.B.A. (cum laude) from the Interdisciplinary Center (IDC), Herzliya.

Mr. Shai Ben-Tovim joined Alvarion at the beginning of 2006 as a Research and Development  Project Manager and quickly advanced to become an R&D Group Manager responsible for software, DSP, radio and hardware development groups involved in the development of wireless broadband access solutions. In 2008 he was appointed Vice President Research and Development, and in 2009 President Research and Development, responsible for leading product and technology development focused on a broad range of innovative, market-leading WiMAX products and infrastructure for the broadband wireless industry. Prior to joining Alvarion, Mr. Ben-Tovim worked in various Research and Development  roles and as an R&D Project Manager for Radvision. Mr. Ben-Tovim holds a B.A. degree in Computer Science and a Law degree from Tel Aviv University.

Mr. Haim Srur was appointed Vice President of Human Resources following our merger with Floware in August 2001. Prior to Mr. Srur’s present position, he served as Floware’s Vice President Human Resources since December 2000. Prior to joining Floware, Mr. Srur held the position of Human Resources Director of the Research and Development  and Operations Divisions at Teva Pharmaceutical Industries. Prior to joining Teva, he worked as an independent consultant in human resources and organizational management to start-up companies.  Mr. Srur holds a Masters degree in Organizational Sociology from Bar-Ilan University, Israel.

Mr. Amir Tirosh joined our management team in January 2007 as Corporate Vice President of Strategy and Corporate Development, bringing with him over 10 years of experience in management and business development. Before joining Alvarion, Mr. Tirosh worked in M-Systems (NASDAQ: FLSH), which was acquired by SanDisk (NASDAQ: SNDK), as the Corporate Vice President and General Manager of the Embedded Business Unit, and as the Corporate Vice President of Corporate Business Development, leading M&A, investment and strategic agreements of the company. Prior to M-Systems, Mr. Tirosh served as the Director of Corporate Business Development at Teva Pharmaceutical Industries Ltd., the world's largest generic drug company, where he managed the process of new business opportunities, focusing mainly on mergers and acquisitions and joint ventures. Mr. Tirosh holds a B.Sc. degree in Industrial Engineering and Management from the Technion - Israel Institute of Technology, and an MBA from Tel Aviv University.

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

The aggregate direct labor costs associated with all of our directors and executive officers as a group (25 persons) for the year ended December 31, 2009 (including persons who served as directors and executive officers during 2009 and did not serve in such capacity as of December 31, 2009) was approximately $5.3 million, which included, with respect to the executive officers, payments made pursuant to their bonus plans and with respect to certain executive officers, payments made pursuant to their separation agreements.  This amount also includes approximately $0.4 million that was set aside or accrued to provide pension, retirement, social security or similar benefits.  The amount does not include amounts expended by us for vehicles made available to our officers; expenses, including business travel, professional and business association dues and expenses; reimbursements to directors and officers; and other fringe benefits commonly reimbursed or paid by companies in Israel.  Our directors received an aggregate of approximately $0.3 million in cash compensation in 2009.

From time to time, we grant options and awards under our equity incentive plans (described below under Share Ownership) to our executive officers and directors.

Option grants to directors (including the chairman of our board of directors) who are not executive officers are made pursuant to an automatic option grant program.  Non-employee directors who are elected or re-elected to our board of directors are granted upon each of their election or re-election, an option to purchase 10,000 ordinary shares per each year of the term for which they are elected or re-elected.  The options vest in equal quarterly installments over the term of election or re-election, commencing at the end of the third month following the date of election or re-election.  All options to our non-employee directors pursuant to the automatic option grant program are granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Market on the last trading day immediately preceding the date of the election or re-election.

During 2009, we granted all of our directors and executive officers as a group (25 persons) (including persons who served as directors and executive officers during 2009 and did not serve in such capacity as of December 31, 2009) options to purchase an aggregate of 1,695,000 of our ordinary shares at exercise prices ranging from $0.01 to $3.94, with expiration dates ranging from March 9, 2015 to September 8, 2019. In addition, during 2009, our board of directors modified the terms of options to purchase 345,000 ordinary shares held by an executive officer that left the company during 2009, to provide for an acceleration of the vesting periods and an extension of the exercise period following termination.

As of December 31, 2009, our directors and executive officers held outstanding options to purchase an aggregate of 6,981,057 ordinary shares, at exercise prices ranging from NIS 0.01 to $20.2086 with expiration dates ranging from September 1, 2010 to September 8, 2019.

In September 2009, the Company's Board of Directors modified 345,000 options to a terminated officer. The modification involved acceleration of the vesting periods and an extension of the termination exercise period. The Company accounted for this as a modification in accordance with ASC 718. The incremental value of the modification is approximately $344. In addition, the Company has reversed the accumulated expense recognized for unvested options as of the modification date, in the amount of approximately $180.

C.	BOARD PRACTICES

Appointment of Directors and Terms of Office

Our board of directors currently consists of eight members.  Under our articles of association, our board of directors is to consist of between four and 10 members.  Our directors are elected by our shareholders at an annual general shareholders meeting.  Our directors generally commence the terms of their office at the close of the annual general shareholders meeting at which they are elected and, other than our external directors, serve in office until the close of the third annual general shareholders’ meeting following the meeting at which they are elected, and may be re-elected by the shareholders.  Annual general shareholders meetings are required to be held at least once every calendar year, but not more than 15 months after the last preceding annual general shareholders meeting.  In the intervals between the annual general meetings of the shareholders, our shareholders or our board of directors may appoint new directors to fill any vacancy created in our board of directors, except for vacancies of an external director.

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

The terms of office of Messrs. Slonimsky and Yacoby expire at our 2010 annual general meeting of the shareholders; the term of office of Mr. Hanigal expires at our 2011 annual general meeting of the shareholders; and the terms of office of Messrs. Maher, Inbar and Eng Ho expire at our 2012 annual general meeting of the shareholders.  The terms of office of our external directors, Ms. Hacke and Professor Amit, expire in August 2010 and September 2012, respectively, as described below.

Service Contracts of Directors

None of our directors has the right to receive any benefit upon termination of his or her office or any service contract he or she may have with us.

External Directors

We are subject to the provisions of the Israeli Companies Law. Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two directors who qualify as external directors under the Israeli Companies Law.  At least one of the external directors is required to have “financial and accounting expertise” (unless another member of the audit committee, who is an independent director under the NASDAQ Stock Market Rules, has “financial and accounting expertise”) and any other external director must have “accounting and financial expertise” or “professional expertise,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  Our board of directors has determined that Professor Amit has “financial and accounting expertise” and Ms. Hacke has “professional expertise”.

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

Under the Israeli Companies Law, each committee of a company’s board of directors is required to include at least one external director, except for the audit committee, which requires that all external directors be members of such committee.  The term of office of an external director is three years and may be extended for additional three year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors that, in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.  An external director can be removed from office only under very limited circumstances.

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

Independent Directors

NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, each of whom satisfies the “independence” requirements of NASDAQ, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC.  Our board of directors has determined that each of Mr. Maher, Mr. Hanigal, Professor Amit, Ms. Hacke, Mr. Yacoby, Mr. Inbar Mr. Ng Ho and Mr. Slonimsky qualifies as an independent director under the requirements of NASDAQ, and that each of Professor Amit, Ms. Hacke, Mr. Inbar, and Mr. Yacoby (who serve on our audit committee) qualifies as an independent director under the requirements of the SEC and NASDAQ.

Pursuant to the Israeli Companies Law, an Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  We have not included such a provision in our articles of association since our board of directors complies with the independence requirements of the NASDAQ regulations described above.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Pursuant to the Israeli Companies Law and the NASDAQ Stock Market Rules, the board of directors of a public company must appoint an audit committee.  The responsibilities of the audit committee include monitoring the management of the Company’s business and suggesting appropriate courses of action, as well as approving related party transactions, reviewing and recommending on board members compensation and other matters as required by Israeli law and NASDAQ rules.  The audit committee must be comprised of at least three directors, including all the external directors.  The audit committee may not include the chairman of the board of directors, any director employed by the company or providing to the company services on a regular basis, or a controlling shareholder or a relative of a controlling shareholder. Our audit committee assists the board of directors in fulfilling its responsibilities to ensure the integrity of our financial reports, serves as an independent and objective monitor of our financial reporting process and internal controls systems, including the activities of our independent auditor and internal audit function, and provides an open avenue of communication between the board of directors and the independent auditors, internal auditor and financial and executive management.

The members of our audit committee are Professor Amit, Ms. Hacke, Mr. Inbar and Mr. Yacoby , each of whom is an independent director under the requirements of the SEC and NASDAQ. Professor Amit qualifies as a financial expert for purposes of the rules of the SEC.  As stated above, Ms. Hacke and Professor Amit qualify as external directors under the Israeli Companies Law.

Compensation Committee

The compensation committee of our board of directors consists of Mr. Maher, Mr. Yacoby and Professor Amit. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:

•	reviewing and recommending to the board of directors for its determination all compensation arrangements of our chief executive officer and chief financial officer;

•	reviewing and determining all compensation arrangements of our other executive officers, including our corporate vice presidents and division presidents; and

•	overseeing our equity incentive plans and cash incentives and deferred compensation plans.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of our board of directors consists of Mr. Maher, Ms. Hacke and Mr. Hanigal. Our board of directors has adopted a nominating and corporate governance committee charter setting forth the responsibilities of the committee, which include:

•	seeking and recommending to the board of directors nomination of qualified candidates for election to the board of directors;

•	recommending to the board of directors the directors that shall serve on each committee of the board of directors;

•	leading and monitoring a process to assess effectiveness of the board of directors;

•	developing and recommending to the board of directors a set of corporate governance guidelines, periodically reviewing such guidelines and recommending changes; and

•	overseeing the evaluation of the board of directors.

Internal Auditor

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor recommended by the audit committee.  The role of the internal auditor is to examine, among other things, whether the company’s acts comply with applicable law and orderly business procedure.  The internal auditor may be an employee of the company but may not be an interested party or office holder, a relative of an interested party or office holder, or a member of the company’s independent accounting firm or its representatives. The Israeli Companies Law defines an “interested party” as a holder of 5% or more of our shares or voting rights, any person or entity that has the right to nominate or appoint at least one of our directors or our general manager, or any person who serves as one of our directors or as our general manager.  Our current internal auditor, Mr. Eyal Weitzman, has served in this role since February 2006.

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

Disclosure of Personal Interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  “Personal interest”, as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of a person’s relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager.  “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his or her personal interest no later than the first meeting of the company's board of directors that discusses the particular transaction.  This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”.  The Israeli Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business, not on market terms or is likely to have a material impact on the company's profitability, assets or liabilities, and a "relative" as a spouse, sibling, parent, grandparent, descendent, spouse's descendant and the spouse of any of the foregoing.

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

Controlling Shareholder – Disclosure and Approval

The Israeli Companies Law imposes on a controlling shareholder of a public company the same disclosure requirements described above as it imposes on an office holder.  For this purpose, a "controlling shareholder" is any shareholder who has the ability to direct the activities of a company, including any shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.  Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

•	extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•	the terms of compensation or employment of a controlling shareholder or his or her relative, as our officer holder or employee.

The shareholders' approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•	the majority includes at least one-third of the shares voted by shareholders who have no personal interest in the transaction; or

•
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

Exculpation, Insurance and Indemnification of Directors and Officers

Indemnification of Office Holder

Our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may indemnify our office holders for the following liabilities or expenses incurred by an office holder as a result of an act done by him or her in his or her capacity as an office holder:

•	a financial liability imposed on him or her in favor of another person by a court judgment, including a settlement, judgment or an arbitrator’s award approved by a court;

•
reasonable costs of litigation, including attorney’s fees, expended as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or was concluded without the filing of an indictment against the office holder and a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to a criminal offense in which proof of criminal intent is not required; and

•
reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to him or her by a court, in a proceeding filed against him or her by the company or on its behalf or by another person, or in a criminal charge from which he or she was acquitted, or in a criminal charge of which he or she was convicted of a crime which does not require a finding of criminal intent.

The Israeli Companies Law and our articles of association provide that, subject to certain limitations, we may undertake to indemnify an office holder of the company retrospectively, and may also undertake in advance to indemnify an office holder of the company, provided the undertaking is limited to events which the board of directors believes can be anticipated at the time of such undertaking, in light of the company’s activities as conducted at such time and is in an amount or based on criteria that the board of directors determines is reasonable under the circumstances and, provided, further, that such undertaking lists the events which the board of directors believes can be anticipated in light of the company’s activities as conducted at such time, and the amount or criteria that the board determines is reasonable under the circumstances.

Insurance of Office Holders

Our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may obtain insurance to cover any liabilities imposed on an office holder as a result of an act done by him or her in his or her capacity as an office holder, in any of the following:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that he or she acted in good faith and had reasonable grounds to assume that his or her act would not prejudice us; and

•	any financial liability imposed upon him or her in favor of another person.

Exculpation of Office Holders

In addition, our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may exculpate an office holder in advance from liability, in whole or in part, for damages resulting from a breach of his or her duty of care to us.

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

Following approval by our audit committee, board of directors and shareholders, in 2001, 2004 and 2005, we entered into agreements with our office holders under which we undertook to indemnify and exculpate our office holders.  In connection with our merger with Floware, we also assumed similar agreements entered into between Floware and its officer holders.  The indemnification agreements provide that we will indemnify an office holder for any expenses incurred by the office holder in connection with any claims (as these terms are defined in the agreements) that fall within one or more categories of indemnifiable events listed in the agreements, related to any act or omission of the office holder while serving as our office holder (or serving or having served, at our request, as an employee, consultant, office holder or agent of any of our subsidiaries, or any other corporation or partnership).  In addition, under these agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us, to the maximum extent permitted by law.

D.	EMPLOYEES

As of December 31, 2009, we had 877 employees, of which 394 were engaged in research and development, 110 in operations, 306 in sales and marketing, and 68 in administration and management. Of our full-time employees, as of December 31, 2009, 566 were located in Israel, 42 in the United States and 269 at our other  branch offices, which offices are listed in “Item 4—Information on the Company—Organizational Structure.”

As of December 31, 2008, we had 976 employees, of which 371 were engaged in research and development, 164 in operations, 394 in sales and marketing, and 92 in administration and management. Of our full-time employees, as of December 31, 2008, 676 were located in Israel, 44 in the United States and 256 at our other branch offices.

As of December 31, 2007, we had 1,043 employees, of which 444 were engaged in research and development, 264 in operations, 265 in sales and marketing, and 70 in administration and management. Of our full-time employees, as of December 31, 2007, 764 were located in Israel, 50 in the United States and 229 at our other branch offices.

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

We contribute funds on behalf of our employees to an individual insurance policy known as Managers’ Insurance.  This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment.  Each participating employee contributes an amount equal to 5% of such employee’s base salary, and we contribute between 13.83% and 15.83% of the employee’s base salary. Employees are also entitled, instead of or combined with the Manager's Insurance above, to a pension fund to which the employee contributes an amount ranging from 5% to 5.5% of such employee’s base salary, and we contribute an amount equal to 14.83% of the employee’s base salary.  We also provide our employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of the employee’s base salary, and we contribute an amount of up to 7.5% of the employee’s base salary.  Both of the above contributions are limited to maximum amounts promulgated under the Israeli tax regulations which are tax exempt. We also provide our employees with additional health insurance coverage for instances of severe illnesses. Outside of Israel, we offer alternative local plans of pension, health insurance, and social security as provided under the applicable laws in such jurisdictions.

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

The following table sets forth certain information as of March 2, 2010 for (i) each of our executive officers and directors that beneficially owns more than 1% of our outstanding ordinary shares and (ii) our executive officers and directors as a group.  The information in the table below is based on 62, 147,974 ordinary shares outstanding as of March 2, 2010. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares (1)	Percentage of Outstanding Ordinary Shares
Amnon Yacoby (2)	792,156	1.27%

All directors and executive officers as a group (19 persons)(3)	3,524,987	5.36%

(1) The number of ordinary shares beneficially owned includes the shares issuable pursuant to options that are exercisable within 60 days of March 2, 2010. Shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the holding percentage of any other person.

(2) Includes options to purchase 67,500 of our ordinary shares which are exercisable within 60 days of March 2, 2010.

(3) Includes options to purchase 2,695,765 of our ordinary shares which are exercisable within 60 days of March 2, 2010.

Except as set forth in the table above, none of our other directors or executive officers listed above under “—Directors and Senior Management” held more than 1% of our outstanding shares as of March 2, 2010.

As of March 2, 2010, our directors and executive officers listed above under "—Directors and Senior Management", as a group, held options to purchase 4,760,039 of our ordinary shares at a weighted average exercise price of $ 6.12  with expiration dates ranging from September 1, 2010 until September 8, 2019. The voting rights of our directors and executive officers do not differ from the voting rights of other holders of our ordinary shares.

Equity Incentive Plans

As of December 31, 2009, a total of 33,364,926 ordinary shares have been reserved for issuance upon exercise of options granted to our employees, officers, directors and consultants pursuant to our share option plans.  These ordinary shares have been reserved pursuant to our 2006 Global Share Based Incentive Plan (the “2006 Plan”), 2002 Global Share Option Plan (the “2002 Plan”), Key Employee Share Incentive Plan (1994), as amended, Key Employee Share Incentive Plan (1996), Key Employee Share Incentive Plan (1997), 1999 U.S. Stock Option Plan, interWAVE’s 1994 Stock Option Plan, interWAVE’s 1999 Stock Option Plan and Floware’s Key Employee Share Incentive Plan (1996).

Options granted under the share option plans usually vest over a period of four years.

As of December 31, 2009, options to purchase 13,237,880 of our ordinary shares were outstanding under the share option plans, including options issued pursuant to the terms of the Floware merger and interWAVE amalgamation, at a weighted average exercise price of $6.45 per share.  Unless a shorter period is specified in the notice of grant or unless the applicable share option plan has an earlier termination date, each of the outstanding options to purchase 13,237,880 of our ordinary shares expire between six and ten years from the date of grant. As of December 31, 2009, options to purchase 4,001,085 of our ordinary shares were available for issuance under the share option plans.

As of December 28, 2005, 1,834,452 unvested out-of-the-money options with an exercise price higher than $10 per share and related to the vesting period from January 1, 2006 through January 1, 2007 had been accelerated. The options were accelerated to reduce the expense impact in 2006 and beyond of a new accounting standard for stock-based compensation. Because we accounted for stock-based compensation prior to January 1, 2006 using the intrinsic value method prescribed in Accounting Principles Board (APB) No. 25, and because these options were priced above current market, the acceleration of vesting of these options did not require accounting recognition in our financial statements. However, the impact of the vesting acceleration on pro forma stock-based compensation required to be disclosed in the financial statement footnotes under the provisions of ASC 718 (formerly SFAS No. 123), was an increase in compensation cost by approximately $5.2 million.

Pursuant to our 2006 Plan we may grant restricted share units, restricted shares, options and other equity awards to employees, directors, consultants, advisers and service providers of our Company and its subsidiaries.  Initially, 1,500,000 ordinary shares were reserved for issuance upon the exercise of awards granted under the 2006 Plan.  The number of ordinary shares available for issuance under the 2006 Plan is reset annually on April 1 of each year (commencing April 1, 2007) to equal 4% of our total outstanding shares as of the applicable reset date.  As of December 31, 2009, options to purchase 7,836,662 of our ordinary shares were outstanding under the 2006 Plan.

In connection with our acquisition of interWAVE, we assumed interWAVE’s 1994 Stock Option Plan and 1999 Stock Option Plan (the options under which are referred to as the assumed options). Each assumed option to purchase interWAVE  ordinary shares outstanding pursuant to interWAVE’s Employee Stock Option Plans was converted into an option to purchase, on the same terms and conditions as applied to the interWAVE option, a number of our ordinary shares equal to the number of interWAVE ordinary shares that the holder of such interWAVE option was entitled to acquire, multiplied by 0.2978056 (the "ratio”), at an exercise price per share equal to the former exercise price per share under the interWAVE option, divided by 0.2978.  The ratio reflects the quotient obtained by dividing the per share consideration of interWAVE by our share price.  For these purposes, our share price means the average closing price of our ordinary shares on the NASDAQ over the five trading days up to and including the second trading day preceding the closing.  Effective upon the closing of the acquisition of interWAVE, 25% of the unvested portion of any assumed interWAVE options accelerated and the remaining unvested options continued to vest according to the original vesting schedule. In connection with this, outstanding assumed options to purchase interWAVE ordinary shares were converted into options to purchase approximately 423,156 of our ordinary shares.

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

As of March 2, 2010, we are not aware of any person who beneficially owns 5% or more of our outstanding ordinary shares.  Each of our outstanding ordinary shares has identical rights in all respects.

Based on a review of the information provided to us by our transfer agent, as of March 2, 2010, there were 62 holders of record of our ordinary shares, including 49 holders of record with a U.S. mailing address, including banks, brokers and nominees.  As of March 2, 2010, these 49 holders of record with a U.S. mailing address held approximately 59,644,326 ordinary shares, representing approximately 96% of the aggregate 62,147,974 ordinary shares outstanding as of such date.  Because these holders of record include banks, brokers and nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96% of our outstanding ordinary shares as of such date), the beneficial owners of these ordinary shares may include persons who reside outside the United States.

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

Legal Proceedings

Initial Public Offering Securities Litigation.

On November 21, 2001, a purported Class Action lawsuit (the “Action”) was filed against interWAVE, certain of its former officers and directors, and certain of the underwriters for interWAVE’s initial public offering (the “IPO”). On April 19, 2002, the plaintiffs filed an amended complaint. The amended complaint alleged that the prospectus from interWAVE’s IPO failed to disclose certain alleged improper actions by various underwriters for the offering, in violation of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Similar complaints have been filed concerning more than 300 other IPOs; all of these cases have been coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 8, 2002, the Court entered an Order of Dismissal as to all of the individual defendants in the IPO litigation, without prejudice. In 2007, a settlement that had been pending with the Court since 2004 was terminated by stipulation, after a ruling by the Second Circuit Court of Appeals in six "focus" cases in the coordinated proceedings (interWAVE is not one of the six test cases) made it unlikely that the settlement would receive final Court approval. Plaintiffs filed amended master allegations and amended complaints in the six test cases. In 2008, the Court largely denied the defendants' motion to dismiss the amended complaints.

The parties have reached a global settlement of the coordinated litigation. Under the settlement, the insurers will pay the full amount of the settlement share allocated to the Company, and the Company will bear no financial liability. InterWAVE, as well as the officer and director defendants who were previously dismissed from the Action pursuant to tolling agreements, will receive complete dismissals from the case. On October 5, 2009, the Court entered an order granting final approval of the settlement. Certain objectors have appealed the Court's October 5, 2009 final order to the Second Circuit Court of Appeals.

Except as otherwise disclosed in this Annual Report, we are not a party to any material litigation or arbitration, either in Israel or any other jurisdiction, and we are not aware of any pending or threatened litigation or arbitration that would have a material adverse effect on our business, financial condition or results of operations.

Export Sales

Export sales constitute a significant portion of our sales.  In 2009, export sales were approximately $245 million, constituting approximately 99.7% of our total sales.  For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see “Item 5—Operating and Financial Review and Prospects—Operating Results.”

Dividend Policy

We have never declared or paid any cash dividend on our ordinary shares.  We do not anticipate paying any cash dividend on our ordinary shares in the foreseeable future.  We currently intend to retain all future earnings to finance operations and expand our business.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2009.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange, in NIS, for each of the last five years:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2005	$14.23	$7.26	NIS 60.79	NIS 34.38
2006	$10.96	$4.92	NIS 49.71	NIS 22.46
2007	$15.21	$6.03	NIS 59.76	NIS 26.54
2008	$9.69	$2.54	NIS 37.50	NIS 10.05
2009	$4.80	$2.36	NIS 19.00	NIS 10.23

The following table sets forth, for each of the full financial quarters in the years indicated, the high and low sales price for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange, in NIS:

	NASDAQ Global Market		Tel Aviv Stock Exchange
2008	High	Low	High	Low
First Quarter	$9.69	$5.20	NIS 37.50	NIS 18.32
Second Quarter	$9.15	$6.07	NIS 31.13	NIS 21.31
Third Quarter	$7.18	$5.50	NIS 25.55	NIS 18.60
Fourth Quarter	$5.91	$2.54	NIS 20.18	NIS 10.05

2009	High	Low	High	Low
First Quarter	$4.15	$2.36	NIS 16.25	NIS 10.23
Second Quarter	$4.76	$2.75	NIS 18.65	NIS 11.45
Third Quarter	$4.80	$3.72	NIS 19.00	NIS 14.08
Fourth Quarter	$4.68	$3.58	NIS 16.93	NIS 13.60

The following table sets forth the high and low sales price for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, and the Tel Aviv Stock Exchange, in NIS, for the most recent six months:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Month	High	Low	High	Low
September 2009	$4.59	$3.72	NIS 16.22	NIS 14.08
October 2009	$4.68	$3.90	NIS 16.93	NIS 15.00
November 2009	$4.13	$3.58	NIS 15.39	NIS 14.08
December 2009	$4.06	$3.62	NIS 14.90	NIS 13.60
January 2010	$4.14	$3.74	NIS 15.35	NIS 13.90
February 2010	$4.28	$3.42	NIS 15.88	NIS 13.11

As of February 28, 2010, the exchange rate of the NIS to the US$ was $1 to NIS 3.796.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Rights attached to our ordinary shares may be modified or abrogated by a resolution adopted at a general meeting of the shareholders by more than 50% of the issued shares of such a class, or an “ordinary majority,” other than certain rights relating to the election of directors and liquidation that may be modified or abrogated only with the approval of more than 75% of the shareholders who are entitled to vote at the meeting.

An annual general meeting of our shareholders, or “annual meeting,” must be held once in every calendar year, within a period of not more than 15 months from the preceding annual meeting, either within or outside of Israel.  All general meetings of our shareholders other than annual meetings are called “extraordinary meetings.” Our board of directors has discretion over when to convene an extraordinary meeting.  However, our board of directors must convene an extraordinary meeting upon demand by:  (i) the lesser of any two directors of our Company, or a quarter of the directors of our Company; or (ii) upon the demand of one or more shareholders holding alone or together at least (a) 5% of the issued share capital of our Company and 1% of the voting rights or (b) 5% of the voting rights.  Our board of directors, upon demand to convene an extraordinary meeting, is required to announce the convening of the meeting within 21 days from the receipt of the demand, provided, however, that the date fixed for the extraordinary meeting may not be more than 35 days from the publication date of the announcement of the extraordinary meeting, or such other period as may be permitted by the Israeli Companies Law or the regulations thereunder.

Directors, other than external directors, are elected, and hold office commencing from the close of the annual general shareholders’ meeting at which they are elected, unless a later date is stated, until the third annual general shareholders’ meeting following the meeting at which such directors were elected.  See "Item 6 – Directors, Senior Management and Employees – Board Practices".  Any director may be removed from office by way of a resolution adopted by the vote of the holders of 75% of the voting power represented at a meeting.

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

Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of our Company, as detailed in “Item 3—Key Information—Risk Factors—Risks Related to Our Location in Israel". Provisions of Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the market price of our ordinary shares.

For example, the Israeli Companies Law provides that certain ownership thresholds in public companies may be crossed only by means of a tender offer made to all shareholders.  A purchaser must conduct a tender offer in order to purchase shares in publicly held companies if, as a result of the purchase, the purchaser would hold 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights.  A tender offer is not required if: (i) the shares are acquired in a private placement that is approved by the shareholders with the knowledge that as a result the purchaser would hold more than 25% or 45% of the voting rights, as applicable, (ii) the purchaser reaches the 25% threshold by purchasing shares from a shareholder who held 25% or more of the voting rights immediately prior to the transaction, or (iii) the purchaser crosses the 45% threshold by purchasing shares from a shareholder who held more than 45% of the voting rights immediately prior to the transaction.

Under the Israeli Companies Law, a person may not purchase shares of a public company if, following the purchase, the purchaser would hold more than 90% of the company's shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the target company's shares or all the shares of the particular class, as applicable.  If, as a result of the tender offer, the purchaser acquires more than 95% of the company's shares or a particular class of shares, the Companies Law provides that the purchaser automatically acquires ownership of the remaining shares.  However, if the purchaser is unable to purchase 95% or more of the company's shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

In addition, the Israeli Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction.  Each merging company's board of directors and shareholders must approve the merger.  Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger.  A merging company must inform its creditors of the proposed merger.  Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger.  Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

Our transfer agent and registrar is American Stock Transfer & Trust Company at 59 Maiden Lane, New York, New York 10038.

For additional information, see “Item 6—Directors, Senior Management and Employees—Board Practices.”

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

Shareholders and potential investors are urged to consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

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

General Corporate Tax Structure

Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate.

Until December 31, 2003, the regular tax rate applicable to income of Israeli companies (which are not entitled to benefits due to “Approved Enterprise,” as described below) was 36%.  In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005, respectively, which determined, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates:  2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 - 25%.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

However, as detailed below, income derived in Israel from certain “Approved Enterprises” will enjoy certain tax benefits for a specific definitive period. The allocation of income derived from approved enterprises is dependent upon compliance with certain requirements of the Investment Law.

When we will be profitable our effective corporate tax rate may substantially exceed the Israeli tax rate.  Our France, Romania, Brazil, Hong-Kong, Singapore, Japan, Mexico, Poland, Israel, Uruguay, Spain, UK, South-Africa, Italy, Argentina, Ecuador, Costa Rica, India, Chile, Taiwan and Philippines subsidiaries will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in other jurisdictions where we own assets, have employees or conduct activities.  Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year, exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

•	deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period for tax purposes;

•	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

•	accelerated depreciation rates on equipment during the first five tax years of using the equipment and buildings; and

•
deduction over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority.

We believe that we currently meet the criteria to qualify as an Industrial Company within the definition of the Industry Encouragement Law.  No assurance can be given that we will continue to qualify as an Industrial Company, or will be entitled to receive any benefits under the Industry Encouragement Law in the future.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

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

Taxable income derived from an Approved Enterprise under the Capital Investments Law is subject to a reduced corporate tax rate of 25%. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in our share capital. The tax rate is 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90%, and 10% if the foreign investment is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years, or 10 years for a company whose foreign investment level exceeds 25%, (the "benefits period") from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (the "commencement year") (as determined by the Israeli Investment Center of the Ministry of Industry, Trade and Labor, or the Investment Center). The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced (as determined by the Investment Center) or 14 years from the year of receipt of approved of Approved Enterprise status. (The years limitation does not apply to the exemption period).

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Capital Investments Law and, in lieu of the foregoing, may participate in an “Alternative Benefits Program.” Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and 10 years from the commencement year, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for the remainder of the benefits period. There can be no assurance that the current benefit programs will continue to be available, or that we will continue to qualify for benefits under the current programs.

We believe that our capital investments qualify to receive tax benefits as an Approved Enterprise, however no assurance can be given that such investments will be approved as in fact qualifying for such tax benefits by the Israeli tax authorities. Additionally, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. For a discussion of the risks our business and prospects for growth face in connection with tax benefits under Israeli law, see “Risk Factors—If we fail to comply with these conditions in the future, the tax benefits received could be canceled and we could be required to pay increased taxes in the future. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index” and “Risk Factors—We currently contemplate that a portion of our products will be manufactured outside of Israel.  This could materially reduce the tax benefits to which we would otherwise be entitled.  We cannot assure you that the Israeli tax authorities will not adversely modify the tax benefits that we could have enjoyed prior to these events."

       We currently have Approved Enterprise programs under the Capital Investments Law, which to our belief, entitle us to certain tax benefits. The tax benefit period for these programs has not yet commenced. We have elected the Alternative Benefits Program which provides for the waiver of grants in return for tax exemption. Accordingly, our income is tax exempt for a period of two years commencing with the year we first earn taxable income relating to each expansion program, and is subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years, depending on the percentage of the company’s ordinary shares held by foreign shareholders in each taxable year. The exact rate reduction is based on the percentage of foreign ownership in each tax year. See note 11 to our consolidated financial statements. A company that has elected to participate in the Alternative Benefits Program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including withholding tax thereon, at the rate that would have been applicable had the company not elected the Alternative Benefits Program, ranging from 10% to 25%. The dividend recipient is subject to withholding tax at the reduced rate of 15%, applicable to dividends from Approved Enterprises if the dividend is distributed within 12 years after the benefits period. The withholding tax rate will be 25% according to the domestic law in Israel after such period as described below.

The benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Capital Investments Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, we might be required to refund the amount of tax benefits, together with linkage differences to the Israeli CPI and interest. We believe that our Approved Enterprise programs operate in compliance with all such conditions and criteria.

Foreign investor’s Company (“FIC”)

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company.  A foreign investors company is a company which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents.  A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period.  As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be entitled to the following:

•	Exemption from tax on its undistributed income up to ten years.

•
An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of our shares. Those tax rates and the related levels of foreign investment are as set forth in the following table:

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership
25	5 years	2 years	0-25%
25	8 years	2 years	25-48.99%
20	8 years	2 years	49-73.99%
15	8 years	2 years	74-89.99%
10	8 years	2 years	90-100%

The twelve years limitation period for reduced tax rate of 15% on dividend from the approved enterprise does not apply to a Foreign Investor’s Company.

Tax Benefits under the 2005 Amendment

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

The Company's Tax Benefits Prior the Amendment

According to the provision of the law, we have elected the “alternative benefits” track provisions of the Investment Law, pursuant to which we have waived our right to grants and instead receive a tax benefit on undistributed income derived from the “Approved Enterprise” program. The tax benefits under the Investment Law may not be available with respect to income derived from products developed and manufactured outside of Israel, or developed or manufactured in Israel but outside of the Approved Enterprises mentioned above and may be affected by the current location of our facilities in Israel.  The relative portion of taxable income that should be allocated to each Approved Enterprise and expansion is subject to the fulfillment of covenants with the tax authorities.

Several of our facilities have been granted Approved Enterprise status:

(i)  Nazareth Facilities: On December 31, 1997, our production facilities in Nazareth were granted Approved Enterprise status.  Subject to compliance with applicable requirements, the income derived from the Nazareth Approved Enterprise is tax exempt for a period of 10 years from the commencement year.

 (ii) Status Expansion of Nazareth and Migdal Ha-emek: In 2000, we received approval of our application for an expansion of our Approved Enterprise status with respect to our Nazareth facility.  This expansion included, among other things, our Carmiel facility, which during 2004 was relocated to Migdal Ha-emek.  The income derived from this Approved Enterprise is tax-exempt for a period of 10 years from the commencement year. The relative portion of taxable income that should be exempt for a 10-year period is subject to final covenants with the tax authorities.

(iii)  Or Yehuda / Tel Aviv Facilities: In 1997, Floware submitted a request for Approved Enterprise status of its production facility in Or Yehuda.  This request was approved.  After the merger, Floware’s enterprise was relocated into our facilities in Tel Aviv.  The income derived from this Approved Enterprise is tax exempt for a period of two years and thereafter will be subject to a reduced tax rate between 10% and 25% for an additional period of five to eight years depending on the percentage of the non-Israeli holders of our share capital.  The period of benefits will commence with the first year that we earn taxable income after the commencement year. The period of benefits for this plan has not yet commenced and will expire in 2011. Please note that the year limitation does not apply to the exemption period.

In order to maintain eligibility for the above programs and benefits, we must meet specified conditions stipulated by the Investment Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises.” In the event of failure to comply with these conditions, any benefits that we were previously granted may be canceled, and we may be required to refund the amount of the benefits, in whole or in part, including interest and CPI.

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if we had not elected the alternative system of benefits, currently between 10% - 25% for an “Approved Enterprise.” As of December 31, 2009, our accumulated deficit does not include tax-exempt profits earned by our “Approved Enterprises.”

The Company's Tax Benefits under the Amendment

On April 1, 2005, an amendment to the Investment Law (the "Amendment”) came into effect that has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center. The Investment Center is a statutory body in Israel. The Law for Encouragement of Capital Investments, 1959 provides certain grants and/or tax benefits subject to certain criteria and limitations. The criteria set for the approval of a facility as a “Privileged Enterprise,” include a generally required provision that at least 25% of the Privileged Enterprise’s income must be derived from export. Additionally, the Amendment enacted major changes concerning the manner in which tax benefits are awarded under the Investment Law so that companies no longer require the Investment Center's approval in order to qualify for tax benefits. However, the Amendment provides that terms and benefits that were included in any certificate of approval which was already granted will remain subject to the provisions of the law as they were on the date of such approval.

Status Expansion of our Production Facilities: Under the Amendment, in 2005 and 2007, we submitted an expansion request for additional “Privileged Enterprise” approval regarding our production facilities. A portion of the income derived from this “Privileged Enterprise” will be tax-exempt for a period of 10 years from the commencement year.

Alvarion Ltd. had no taxable income since inception nor any profit under our Approved or Privileged Enterprise plans.

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

United States Federal Income Tax Considerations with Respect to the Acquisition, Ownership and Disposition of Our Ordinary Shares

The following is a discussion of certain U.S. federal income tax consequences applicable to “U.S. Holders” (as defined below) who beneficially own our ordinary shares.  The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations promulgated thereunder, and existing administrative rulings and court decisions in effect as of the date of this Annual Report, all of which are subject to change at any time, possibly with retroactive effect.  For purposes of this discussion, it is assumed that U.S. Holders of our ordinary shares hold such stock as a capital asset within the meaning of Section 1221 of the Code, that is, generally for investment.  This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular U.S. Holder of our ordinary shares in light of his or her circumstances or to a U.S. Holder of our ordinary shares subject to special treatment under United States federal income tax law, including, without limitation:

•	banks, other financial institutions, “financial services entities,” real estate investment trusts, insurance companies or mutual funds;

•	broker-dealers, including dealers in securities or currencies, or taxpayers that elect to apply a mark-to-market method of accounting;

•	shareholders who hold our ordinary shares as part of a hedge, straddle, or other risk reduction, constructive sale or conversion transaction;

•	tax-exempt entities;

•	persons who have a functional currency other than the U.S. dollar;

•	persons who have owned at any time or who own, directly, indirectly, constructively or by attribution, ten percent or more of the total voting power of our share capital;

•	grantor trusts;

•	certain expatriates or former long-term residents of the United States; and

•	shareholders who acquired our ordinary shares pursuant to the exercise of an employee stock option or right or otherwise as compensation.

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

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a PFIC, for U.S. federal income tax purposes.  Based upon our market capitalization during taxable years 2004 through2009, and each taxable year prior to 2001, we do not believe that we were a PFIC for any such year.

•
In addition, based upon an independent valuation of our assets as of the end of each quarter of 2001 and based upon our valuation of our assets for 2002 and 2003, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years.  We cannot assure you, however, that the United States Internal Revenue Service (“IRS”) or the courts would agree with our conclusion if they were to consider our situation. In addition, the test for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income and assets and the future price of our ordinary shares, which are all relevant to the determination of whether we are classified as a PFIC.  There is no assurance that we will not become a PFIC in 2010 or subsequent taxable years.

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

•
any U.S. Holder who acquired our ordinary shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to fair market value for such shares.  Instead, such U.S. Holder would have a tax basis equal to the lesser of the decedent’s basis, or the fair market value of the ordinary shares on the date of the decedent's death.

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

The Israeli Securities Authority maintains an Internet website at http://www.isa.gov.il that contains reports, proxy statements, information statements and other material that are filed through the electronic disclosure system (MAGNA). We began filing our reports through the MAGNA system in August 2003.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risk associated with changes in foreign currency exchange rates.  To mitigate these risks, we use derivative financial instruments.  The majority of our revenues and expenses are generated in U.S. dollars.  A portion of our expenses, however, is denominated in NIS.  In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements, and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected.

Our investment portfolio includes held to maturity marketable securities. These securities include investments issued by agencies of the U.S. government that have an implied guarantee by the U.S. government or were nationalized by the U.S. government or investments issued by highly rated corporations.  As of December 31, 2009, the rating of the securities in our portfolio was at least A, and securities representing approximately 6% of the portfolio were rated AAA. The declines in interest rates in 2008 and 2009 have reduced and are expected to continue to reduce our interest income.

The table below provides information regarding our investments in cash, cash equivalents and marketable Securities (in thousands), as of December 31, 2009:

	Amortized cost			Total Amortized cost	Fair value at Dec. 31, 2009
	Maturity
	2010	2011	2012

US Government agencies	$1,872	$520	-	$2,392	$2,453
Corporate bonds	22,876	13,402	2,668	38,946	39,559
Cash and short term bank deposit	77,136	-	-	77,136	77,136

Total	$101,884	$13,922	$2,668	$118,474	$119,148

Foreign Currency Risk

A majority of our revenues is generated in U.S. dollars. In addition, most of our costs are denominated and determined in U.S. dollars and NIS. According to the salient economic factors indicated in ASC 830 “Foreign Currency Matters” (formerly SFAS No. 52), “Foreign Currency Translation,” our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.  In our balance sheet, we re-measure into U.S. dollars all monetary accounts (principally cash and cash equivalents and liabilities) that are maintained in other currencies. For this re-measurement, we use the relevant foreign exchange rate at the balance sheet date. Any gain or loss that results from this re-measurement is reflected in the statement of operations as appropriate.

We measure and record non-monetary accounts in our balance sheet in U.S. dollars. For this measurement, we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

To hedge against the risk of overall changes in cash flows resulting from foreign currency trade payables and salary payments during the year, we have instituted a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in NIS with currency forwards and option tools. These forward and option contracts are designated as cash flow hedges and are all effective.

As of December 31, 2009, we recorded accumulated other comprehensive net gain in the amount of approximately $2.1 million from our currency forward and option transactions with respect mainly to trade payables and payroll expenses. Such amount will be recorded into earnings during 2010.

See also “Item 5—Operating and Financial Review and Prospects—Operating Results Impact of Inflation and Currency Fluctuations.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

a.	Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2009. Based on this evaluation, the Company’s chief executive officer and chief financial officer have concluded that, as of such date, the Company’s disclosure controls and procedures were (i) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to its management, including the Company’s chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework for Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2009.

Our financial statements and internal control over financial reporting has been audited by Kost, Forer, Gabbay & Kasierer (A member of Ernst & Young Global), an independent registered public accounting firm.

c.	Attestation Report of the Registered Public Accounting Firm

This Annual Report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting in page F-3 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements”, and is incorporated herein by reference.

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

Our board of directors has determined that Professor Amit, a member of our audit committee, qualifies as an “audit committee financial expert” and is “independent,” each as defined in the applicable SEC and NASDAQ regulations.

ITEM 16B.	CODE OF ETHICS

In 2003, we adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer and all other senior officers. In March 2008 we updated the Code of Ethics. The updated Code of Ethics was included as an Exhibit to our Annual Report on Form 20-F for the year ended December 31, 2007.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of the fees billed to us for audit, audit-related, tax and other services provided by Kost, Forer, Gabbay & Kasierer   Global) for the years ended December 31, 2008 and December 31, 2009:

Fee Category	2008	2009
Audit Fees	$359,746	$340,000
Audit-Related Fees	$130,718	$3,628
Tax Fees	$81,165	$57,208
Total Fees	$571,629	$400,836

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

All Other Fees:  Consists of the aggregate fees billed for products and services other than the services reported above.  We did not have such services in 2009 or 2008.

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

In October 2008, following the approval of our board of directors and the receipt of a court approval, we were authorized to use up to $30 million of our available cash to repurchase our shares. Through December 31, 2008, we repurchased under this repurchase program 1,449,999 ordinary shares at a weighted average price of approximately $3.44 per share for an aggregate of $5.0 million. During 2009 we did not repurchase any additional ordinary shares under this repurchase program or otherwise.

Under our first repurchase program in 2002, our board of directors authorized a share repurchase of up to $9 million of our ordinary shares. Under this 2002 repurchase plan, we repurchased until December 31, 2003 3,796,773 ordinary shares at a weighted average price per share of approximately $2.07 for an aggregate of $7.9 million. Since such date, we have not utilized the remainder of this re-purchase program.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.

We do not comply with the NASDAQ requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans.  Instead, we follow Israeli law and practice in accordance with which the establishment or amendment of certain equity based compensation plans is approved by our board of directors.

As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, executive officer compensation, director nomination, composition of the board of directors and quorum at shareholders’ meetings.  In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

        For a discussion of the requirements of Israeli law in this regard, see Item 6.C. "Directors, Senior Management and Employees –Board Practices," and Item 10.B. "Additional Information – Memorandum and Articles of Association."

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association (English translation accompanied by Hebrew original) (1)
1.2	Articles of Association (2)
1.3	Certificate of Name Change (English translation accompanied by Hebrew original) (3)
2.1	Form of Ordinary Share Certificate (4)
2.2	Form of Warrant (1)
4.1	Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (1)
4.2	Form of Indemnity Agreement for Directors and Executive Officers (5)
4.3	Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (6)
4.4	Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (6)
8	Subsidiaries of Alvarion Ltd.*
11	Amended Code of Ethics (5)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
15.1	Consent of Kost, Forer, Gabay & Kasierer(A member of Ernst & Young Global) *

__________________________
*	Filed herewith

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).

(2)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

(3)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786).

(4)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142).

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALVARION LTD.

/s/ Eran Gorev
By: Eran Gorev
Chief Executive Officer
Date: March 26, 2010

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALVARION LTD.

We have audited the accompanying consolidated balance sheets of Alvarion Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's and its subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2010	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALVARION LTD.

We have audited Alvarion Ltd. ("the Company") and its subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company and its subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2008 and 2009 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 26, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2010	A Member of Ernst & Young Global

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$63,675	$69,080
Short-term bank deposits	15,112	8,056
Marketable securities (Note 3)	29,575	24,748
Trade receivables, net	59,814	65,490
Other accounts receivable and prepaid expenses (Note 4)	8,110	7,241
Inventories (Note 5)	53,675	35,982

Total current assets	229,961	210,597

LONG-TERM INVESTMENTS:
Investment in affiliate (Note 2y)	1,554	-
Marketable securities (Note 3)	32,268	16,590

Total long-term investments	33,822	16,590

PROPERTY AND EQUIPMENT, NET (Note 6)	16,955	16,610

INTANGIBLE ASSETS, NET (Note 7)	266	134

GOODWILL	57,106	57,106

Total assets	$338,110	$301,037

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$57,033	$35,581
Other accounts payable and accrued expenses (Note 8)	57,111	42,203

Total current liabilities	114,144	77,784

LONG-TERM LIABILITIES:
Severance pay and long term employee liabilities	5,831	4,354
Other long-term liabilities others (Note 11)	2,229	2,255

Total long term liabilities	8,060	6,609

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY:
Share capital (Note 10) -
Ordinary shares of NIS 0.01 par value -
Authorized: 120,080,000 shares at December 31, 2008 and 2009; Issued: 67,176,667 and 67,391,206 shares at December 31, 2008 and 2009, respectively; Outstanding: 61,929,895 and 62,144,434 shares at December 31, 2008 and 2009, respectively	165	166
Additional paid-in capital	423,303	427,920
Treasury shares at cost: 5,246,772 shares at December 31, 2008 and 2009.	(12,872)	(12,872)
Other accumulated comprehensive income (loss)	(1,183)	2,125
Accumulated deficit	(193,507)	(200,695)

Total shareholders' equity	215,906	216,644

Total liabilities and shareholders' equity	$338,110	$301,037

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2007	2008	2009

Sales (Note 12)	$236,573	$281,281	$245,239
Cost of sales	114,099	144,326	128,461
Write-off of excess inventory and provision for inventory purchase commitments (Note 2g)	4,762	3,457	3,993

Gross profit	117,712	133,498	112,785

Operating costs and expenses:
Research and development, net (Note 13a)	51,389	59,679	50,790
Selling and marketing	55,943	60,521	52,022
General and administrative	15,426	18,813	15,087
Amortization of intangible assets	2,544	1,327	132
Impairment of investment (Note 2y)			1,554
Restructuring and other related expenses (Note 2z)	-	2,914	2,787

Total operating costs and expenses	125,302	143,254	122,372

Operating loss	(7,590)	(9,756)	(9,587)

Other income (Note 1c)	8,265	-	731
Financial income, net (Note 13b)	6,453	4,297	1,668

Income (loss) from continuing operations	7,128	(5,459)	(7,188)

Income from discontinued operations, net (Note 1c)	5,413	-	-

Net income (loss)	$12,541	$(5,459)	$(7,188)

Net earnings (loss) per share (Note 13c):
Basic:
Continuing operations	$0.11	$(0.09)	$(0.12)
Discontinued operations	0.09	-	-

	$0.20	$(0.09)	$(0.12)
Diluted:
Continuing operations	$0.11	$(0.09)	$(0.12)
Discontinued operations	0.08	-	-

	$0.19	$(0.09)	$(0.12)

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury	Other accumulated comprehensive income	Accumulated	Total comprehensive	Total shareholders'
	Number	Amount	capital	shares	(loss)	deficit	income (loss)	equity

Balance at January 1, 2007	61,629,211	$165	$403,543	$(7,876)	$58	$(200,589)		$195,301

Exercise of employee stock options	1,420,046	3	4,078	-	-	-		4,081
Stock-based compensation expenses related to ASC718	-	-	7,424	-	-	-		7,424
Unrealized gains on foreign currency cash flow hedges	-	-	-	-	1,206	-	$1,206	1,206
Net income	-	-	-	-	-	12,541	12,541	12,541

Total comprehensive income							$13,747

Balance at December 31, 2007	63,049,257	168	415,045	(7,876)	1,264	(188,048)		220,553

Exercise of employee stock options	330,637	1	698	-	-	-		699
Purchase of treasury shares	(1,449,999)	(4)	-	(4,996)	-	-		(5,000)
Stock-based compensation expenses related to ASC 718	-	-	7,560	-	-	-		7,560
Unrealized losses on foreign currency cash flow hedges	-	-	-	-	(2,447)	-	$(2,447)	(2,447)
Net loss	-	-	-	-	-	(5,459)	(5,459)	(5,459)

Total comprehensive loss							$(7,906)

Balance at December 31, 2008	61,929,895	165	423,303	(12,872)	(1,183)	(193,507)		215,906

Exercise of employee stock options	214,539	1	371	-	-	-		372
Stock-based compensation expenses related to ASC 718		-	4,246	-	-	-		4,246
Unrealized gains on foreign currency cash flow hedges		-	-	-	3,308	-	$3,308	3,308
Net loss		-	-	-	-	(7,188)	(7,188)	(7,188)

Total comprehensive loss							$(3,880)

Balance at December 31, 2009	62,144,434	$166	$427,920	$(12,872)	$2,125	$(200,695)		$216,644

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income (loss)	$12,541	$(5,459)	$(7,188)

Income from discontinued operations	(5,413)	-	-
Depreciation	4,232	6,193	7,231
Capital loss on disposal of property and equipment	-	-	267
Other income from LGC transaction	-	-	(716)
Stock-based compensation expenses related to ASC 718	7,424	7,560	4,246
Accrued interest, amortization of premium and accretion of discounts on held-to-maturity marketable securities and bank deposits	(404)	49	589
Amortization of other intangible assets	2,544	1,327	132
Impairment of investment in affiliate	-	-	1,554
Decrease (increase) in trade receivables, net	3,108	(28,590)	(5,676)
Decrease (increase) in other accounts receivable and prepaid expenses	(9,859)	(1,971)	2,994
Decrease (increase) in inventories	(12,207)	(10,929)	17,693
Increase (decrease) in trade payables	1,660	33,687	(21,452)
Increase (decrease) in other accounts payable and accrued expenses	8,828	5,700	(13,725)
Increase in other long-term liabilities, net	431	200	26
Increase (decrease) in severance pay net and long-term employee liabilities	630	1,256	(1,477)

Net cash provided by (used in) continuing operating activities	13,515	9,023	(15,502)

Net cash provided by discontinued operating activities	4,431	-	-

Net cash provided by (used in) operating activities	17,946	9,023	(15,502)

Cash flows from investing activities:
Purchase of property and equipment	(6,918)	(10,815)	(7,196)
Proceeds from property and equipment	-	-	43
Investment in affiliates	(605)	(949)	-
Proceeds from bank deposits	1,835	-	15,112
Investment in bank deposits	-	(15,000)	(8,020)
Investment in held-to-maturity marketable securities	(186,150)	(34,459)	(9,281)
Proceeds from maturity of held-to-maturity marketable securities	175,502	59,243	29,161
Proceeds related to the LGC transaction	7,289	8,846	716

Net cash provided by (used in) investing activities	(9,047)	6,866	20,535

Cash flows from financing activities:
Proceeds from exercise of employee stock options	4,081	699	372
Repayment of long-term debt	(1,725)	-	-
Purchase of treasury shares	-	(5,000)	-

Net cash provided by (used in) financing activities	2,356	(4,301)	372

Increase in cash and cash equivalents from continuing operations	6,824	11,588	5,405
Increase in cash and cash equivalents from discontinued operations	4,431	-	-

Increase in cash and cash equivalents	11,255	11,588	5,405
Cash and cash equivalents at the beginning of the year	40,832	52,087	63,675

Cash and cash equivalents at the end of the year	$52,087	$63,675	$69,080

Supplemental disclosure of cash flows activities:
Cash paid during the year for interest	$95	$-	$-
Cash paid during the year for taxes	$209	$245	$461

Non-cash transactions:
Conversion of the LGC convertible note into Common stock	$1,400	$-	$-
Purchase of property and equipment accrued in trade payables	$745	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Alvarion Ltd. together with its worldwide subsidiaries ("the Company") is a provider of wireless broadband systems. The Company supplies top-tier carriers, Internet Service Providers ("ISPs") and private network operators with solutions based on the Worldwide Interoperability for Microwave Access ("WiMAX") standard as well as other wireless broadband solutions.

As for geographic markets and major customers, see Note 12.

b.
Alvarion Ltd. has wholly-owned active subsidiaries in the United States, France, Romania, Brazil, Hong-Kong, Singapore, Japan, Mexico, Poland, Uruguay, Spain, UK, South-Africa, Italy, Argentina, Ecuador, Costa Rica, India, Chile, Taiwan and the Philippines primarily engaged in marketing, pre-sales, sales and developing activities.

c.
Certain of the raw materials, components, and subassemblies included in the products manufactured by the Company's subcontractors, are obtained from a limited group of suppliers. Disruptions, shortages, or termination of certain of these sources of supply could occur and could negatively affect the Company's financial condition and results of operations.

d.
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

The parties had the right to convert the outstanding principal on the Convertible Note, at any date beginning six months following the closing and ending on the date of maturity, into LGC's Common shares; the outstanding principal on the Convertible Note was automatically converted into LGC's Common shares upon a change of control in LGC.

In September 2007, the Company converted the Convertible Notes into LGC Common shares. On November 30, 2007, ADC Telecommunication Inc. ("ADC"), a U.S. publicly traded company, completed its acquisition of LGC. As of December 31, 2008, the Company received approximately $ 16.1 million, out of which approximately $ 8.9 million was received during 2008, in respect of the Common shares of LGC and the Promissory Notes while an additional $ 1 million was secured in escrow. As a result of these transactions, the Company recorded in 2007 approximately $ 8.3 million as "other income".

During the year ended December 31, 2009 the Company received approximately $ 0.7 million out of the $ 1 million that was secured in escrow which represents the amounts secured in escrow minus $ 0.3 million that represent all indemnification obligations, costs and expenses. The Company recorded the additional proceeds in 2009 as "other income".

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Results of operations of the discontinued segment:

Year ended December 31,
2007

Revenues	$9,675
Operating expenses	4,262

Net results	$5,413

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with U.S generally accepted accounting principles ("U.S. GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

b.
Financial statements in U.S. dollars ("dollars"):

A majority of the Company's revenues is generated in dollars. In addition, most of the Company's costs are denominated and determined in dollars. The Company's management believes that the dollar is the currency in the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters" (formerly SFAS No. 52). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as appropriate.

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

e.
Short-term bank deposits:

Bank deposits with maturities of more than three months and up to one year were included in short-term bank deposits. As of December 31, 2008 and 2009, most of the bank deposits were in U.S. dollars and bore interest at a weighted average interest rate of 3.63% and 1.78%, respectively. The deposits are presented at their cost, including accrued interest.

f.
Held-to-maturity securities:

The Company accounts for investments in debt securities in accordance with ASC 320 "Investments - Debt and Equity Securities" (formerly SFAS No. 115).

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, impairment of value judged to be other than temporary, and interest are included in financial income, net.

For the years ended December 31, 2007, 2008 and 2009, all securities covered by ASC 320 were designated by the Company's management as held-to-maturity.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the amortized cost basis is judged to be other-than-temporary. The Company periodically assesses whether its investments with unrealized losses are other than temporarily impaired.

On April 1, 2009, the Company adopted the FASB's updated guidance relating to the impairment and presentation model for its held-to-maturity debt securities. Under the amended impairment model, an other-than-temporary impairment charge exists when the Company does not expect to recover the entire amortized cost basis of the security (that is, a credit loss exists). For investments that do meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

For the years ended December 31, 2007, 2008 and 2009, no other-than-temporary impairment losses have been identified.

g.
Inventories:

The Company manages its inventory according to the FIFO method.

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and components - using the "weighted moving average cost" method.

Work in progress and finished products are based on the cost of raw materials and components used and the cost of production including labor and overhead calculated on a periodic basis.

Inventory write-offs have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2007, 2008 and 2009, the Company recorded inventory reserves for inventory no longer required and a provision for inventory purchase commitments in a total amount of $ 4,762, $ 3,457 and $ 3,993, respectively.

In 2007, 2008 and 2009, approximately $ 2,923, $ 2,536 and $ 578, respectively, of inventory previously written-off was used as product components in the Company's ordinary production course and was sold as finished goods to end users. The sales of these related manufactured products were reflected in the Company's revenues without an additional charge to the cost of sales in the period in which the inventory was utilized.

h.
Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Office furniture and equipment	7 - 20
Computers and electronic equipment	14 - 33
Motor vehicles	15
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

i.
Impairment of long-lived assets:

The Company's property and equipment and certain identifiable intangible assets are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" (formerly SFAS No. 144), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which is 3.75-7.75 years. During 2008, the Company completely amortized its intangible assets with useful lives of 3.75 years. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2007, 2008 and 2009, no impairment losses were recorded.

j.
Goodwill and other intangible assets:

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Under ASC 350 "Intangibles - Goodwill and Other" (formerly SFAS No. 142), goodwill is not amortized, but rather is subject to an annual impairment test or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by completing the initial step of comparing the fair value of the reporting unit with its carrying value. The Company performs an annual impairment test on September 30 of each year, or more frequently if impairment indicators are present. As of December 31, 2009, the Company operates in one operating segment, and this segment is the Company's sole reporting unit.

For the years ended December 31, 2007, 2008 and 2009, no impairment losses were recorded.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.
Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" (formerly SFAS No. 109). This Topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in financial expenses and general and administrative expenses, respectively.

l.
Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation - Stock Compensation (formerly SFAS No. 123(R)). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company estimates the fair value of stock options granted under ASC 718 using the Black-Scholes option-pricing model that uses the weighted-average assumptions noted in the following table. The Company values restricted stock units and options granted at par value based on the market value of the underlying shares at the date of grant.

Expected volatility is based on historical volatility that is representative of future volatility over the expected term of the options. In 2008 and 2009, the expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. In 2007, the expected term was determined based on the simplified method in accordance with SAB 107. The risk free interest rate is based on the yield of U.S. treasury bonds with equivalent terms. The dividend yield is based on the Company's historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
	2007	2008	2009

Volatility	51.8%	50.8%	56.1%
Risk-free interest rate	4.3%	3.2%	2.5%
Dividend yield	0%	0%	0%
Expected term	4 years	4 years	4.7 years

The Company's forfeiture rate for the years ended December 31, 2007, 2008 and 2009 is 12%, 15% and 8% respectively.

The Company's annual compensation cost for the years ended December 31, 2007, 2008 and 2009 totaled $ 7,424$, 7,560 and $ 4,246, respectively.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2007, 2008 and 2009, was comprised as follows:

	Year ended December 31,
	2007	2008	2009

Cost of goods sold	$583	$755	$331
Research and development	1,848	2,176	1,553
Sales and marketing	1,696	2,093	1,204
General and administrative	3,297	2,536	1,158

Equity-based compensation expenses	$7,424	$7,560	$4,246

m.
Revenue recognition:

The Company generates revenues by selling its products indirectly through distributors and OEMs and directly to end-users.

Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104") and with ASC 605-25 "Multiple-Element Arrangements" (formerly EITF 00-21), when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collection is probable.

The Company generally does not grant a right of return. However, the Company has granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are recognized based on their history of actual returns provided that all other revenue recognition criteria are met.

In prior years, in cases under which the Company was obligated to perform post delivery installation services, revenues generated from such arrangements were recognized upon completion of the installation.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2009, for arrangements which include multiple elements, the Company considers the sale of equipment and related services (installation and service level agreements) to be separate units of accounting in the arrangement in accordance with ASC 605-25 since now the equipment has value to the customer on a standalone basis, and fair value of the services exists. In such arrangements, since the services are not essential to the functionality of the equipment, revenues from the sale of equipment are recognized upon delivery, if all other revenue recognition criteria are met. The Company defers the fair value of the services (but not less than the amount of the services in the arrangements) to the period in which such services occur. Since the Company did not have significant projects as of December 31, 2009 where the equipment had been delivered and the installation services were not provided yet and an acceptance clause was not required, the impact of this change is immaterial.

In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

n.
Warranty costs:

The Company provides a 14 to 21 month warranty period for all of its products. The specific terms and conditions of a warranty vary depending upon the product sold and customer it is sold to. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time a product is delivered. Factors that affect the Company's warranty liability include the number of units, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company's warranty allowance during the period are as follows:

	Year ended December 31,
	2007	2008	2009

Balance at the beginning of the year	$4,106	$4,295	$3,186
Warranties issued during the year	5,548	4,009	2,203
Settlements/adjustments made during the year	(5,359)	(5,118)	(3,509)

Balance at the end of the year	$4,295	$3,186	$1,880

o.	Research and development: Research and development costs, net of participation funding received and grants, are charged to the statement of operations as incurred. See also Note 13a.

p.
Participations and grants:

Grants and participations received for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development costs.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.
Severance pay and long term employee liabilities:

The Company's agreements with the majority of its employees in Israel are under section 14 of the Severance Pay Law -1963. The Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposits on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Additional payments had been paid to Company’s employees at the time of termination by the Company. The estimation of those payments is recorded as a liability at each of the balance sheet date.

Severance pay expenses for the years ended December 31, 2007, 2008 and 2009 were $ 4,647, $ 5,992 and $ 3,059 respectively.

r.
Advertising expenses:

Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009 were $ 1,427, $ 2,102 and $ 1,923, respectively.

s.
Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. The diluted net earnings per share for the year ended December 31, 2007 are computed based on the weighted average number of Ordinary shares outstanding during each year plus dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share" (formerly SFAS No. 128). For the years ended December 31, 2008 and 2009, all outstanding options to purchase shares were excluded from the calculation of diluted loss per share because their effect on the loss per share is anti-dilutive.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 6,293,918, 10,667,727 and 11,618,922 for the years ended December 31, 2007, 2008 and 2009, respectively.

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

The majority of the Company's cash and cash equivalents and short-term bank deposits are invested in U.S. dollar deposits with major U.S., European and Israeli banks. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally cash and cash equivalents and short term deposits may be redeemed on demand and therefore minimal credit risk exists with respect to these investments.

The Company's marketable securities include investments in debentures of U.S. corporations and U.S. government agencies.

As a result of the turmoil in capital markets the Company tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from the current capital markets environment. Such measures included among the others: the Company's investment policy approved by the Investment Committee, limits the amount the Company may invest in any one type of investment or issuer and the grade of the security, thereby reducing credit risk concentrations.

The trade receivables of the Company are derived from sales to customers located primarily in North and South America, Asia Pacific, Africa and Europe. Under certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advance payments. Regarding certain credit balances, the Company is covered by foreign trade risk insurance. The Company and its subsidiaries perform ongoing credit evaluations of their customers and establish an allowance for doubtful accounts based upon a specific review.

Allowance for doubtful accounts amounted to $ 234 and $ 1,138 as of December 31, 2008 and 2009, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and there may be an effect in the Company's ability to collect customers' debts in a timely manner or at all and this may result in increased bad debt expense.

Total doubtful debts expenses during 2007, 2008 and 2009 amounted to $ 112, $ 660 and $ 904, respectively. Total write offs amounted to $ 781, $ 993 and $ 0 in 2007, 2008 and 2009, respectively.

u.
Fair value of financial instruments:

The Company measures its cash equivalents, short-term bank deposits, and foreign currency derivative contracts at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with ASC 820 "Fair Value Measurements and Disclosures" (formerly SFAS 157), the Company measures its foreign currency derivative contracts at fair value using a market approach valuation technique. Foreign currency derivative contracts are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2008 and 2009, the fair value of foreign currency derivative assets measured on a recurring basis was $ 1,128 and $ 2,458, respectively and the fair value of foreign currency derivative liabilities measured on a recurring basis was $ 2,321 and $ 507, respectively.

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair values, due to the short-term maturities of these instruments.

v.
Derivative instruments:

The Company accounts for derivatives and hedging based on ASC 815 "Derivatives and Hedging" (formerly SFAS No. 133). ASC 815 requires a company to recognize all derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

On January 1, 2009 the Company adopted ASC 815 with respect to disclosure requirements (formerly SFAS No. 161, an amendment to SFAS No. 133) which changed the disclosure requirements for derivative instruments and hedging activities and require to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.

The Company has instituted a foreign currency cash flow hedging program in order to hedge against the risk of overall changes in future cash flows for a maximum period of 1.5 years resulting from foreign currency trade payables and salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS and Romanian New Lei with currency forwards contracts and put and call options. These forward and option contracts are designated as cash flow hedges and are all effective. The Company does not enter into derivative transactions for trading purposes.

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

As of December 31, 2009, the Company recorded accumulated other comprehensive net gain in the amount of $ 2,125 (as further detailed in the following tables) from its currency forward and put and call options transactions with respect mainly to trade payables and payroll expenses expected to be incurred during 2010. Such amount will be reclassified into earnings within the next 12 months.

The notional principal of foreign exchange contracts to purchase U.S. dollars with NIS was $3,056 at December 31, 2009 and none at December 31, 2008. The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $47,400 and $64,000 at December 31, 2008 and 2009, respectively. The notional principal of foreign exchange contracts to purchase RON with U.S. dollars was $18,105 and $17,470 at December 31, 2008 and 2009, respectively.

The fair value of the Company's outstanding derivative instruments qualified as hedging instruments at December 31, 2008 and 2009 is summarized below:

		December 31,
	Balance sheet location	2008	2009
Assets

Foreign exchange option contracts		$361	$220
Foreign exchange forward contracts		767	2,238

		$1,128	$2,458
Liabilities

Foreign exchange option contracts		$(1,756)	$(223)
Foreign exchange forward contracts		(555)	(110)

		$(2,311)	$(333)

Derivatives assets (liabilities), net	Other accounts receivable and prepaid expenses (other accounts payable and accrued expenses)	$(1,183)	$2,125

The effect derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2007, 2008 and 2009 is summarized below:

	Increase (decrease) in gains recognized in OCI on derivative (effective portion)
	Year ended December 31,
	2007	2008	2009
Derivative in cash flow hedging relationship
Foreign exchange option contracts	$247	$(2,786)	$3,781
Foreign exchange forward contracts	112	(1,793)	2,124

	$359	$(4,579)	$5,905

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

		Gains (losses) reclassified from OCI into income (expenses) (effective portion)
		Year ended December 31,
	Location	2007	2008	2009

Derivative in cash flow hedging relationship
Foreign exchange option contracts	Cost of sales and operating expenses	$188	$897	$(2,390)
Foreign exchange forward contracts	Cost of sales and operating expenses	659	1,235	(207)

		$847	$2,132	$(2,597)

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in Euros and Brazilian Reals. As of December 31, 2008 and 2009, the Company had outstanding forward contracts that did not meet the definition of hedge accounting, in the amount of $500 which is presented in other account payables and accrued expenses and $7,526 which is presented in other account receivables and prepaid expenses, respectively. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with ASC No. 820 at level 2. The net gains (losses) recognized in statement of operations in the financial income (net) during 2007, 2008 and 2009 were ($169), $121 and ($238), respectively.

w.
Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220 "Comprehensive Income" (formerly SFAS No. 130). This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive income relate to gains and losses on hedging derivative instruments.

x.
Treasury stock:

The Company repurchases its Ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

y.
Investment in affiliate:

The Company accounts for its investment in an affiliate in which the Company holds less than 20%, using the cost method of accounting since the Company does not have the ability to exercise significant influence over operating and financial policies of this investee.

The Company's investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. As of December 31, 2008, based on management's analysis, no impairment losses were identified. Following the Company's decision not to continue funding the affiliate, the Company's holding was diluted into an immaterial amount during 2009. In 2009, the Company recorded impairment of the investment in the amount of $ 1,554.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.
Restructuring and other related expenses:

During 2008 and 2009, the Company implemented two separate cost reduction plans including the layoff of approximately 100 and 90 employees, respectively. The Company recorded in 2008 and in 2009 charges of $ 2,914 and $ 2,787, respectively, out of which $ 86 and $ 282, respectively, were write-offs of leasehold improvements due to abandonment of rental premises as a result of each restructuring process. The Company has accounted for the restructuring plans in accordance with ASC 420 "Exit or Disposal Cost Obligations" (formerly SFAS No. 146).

As of December 31, 2009, the major components of the restructuring plan charges are as follows:

	Employee termination benefits	Repayments of grants	Lease abandonment	Other *)	Total

Balance as of January 1, 2008	$-	$-	$-	$-	$-
Charges	1,269	1,077	364	118	2,828
Cash outlays	(128)	-	-	-	(128)

Balance as of December 31, 2008	1,141	1,077	364	118	2,700
Charges	1,344	-	320	851	2,515
Cash outlays	(1,295)	(154)	(344)	(927)	(2,720)

Balance as of December 31, 2009	$1,190	$923	$340	$42	$2,495

*)	Includes mainly one-time expenses related to management turnover.

As of December 31, 2009 the 2008 restructuring plan was completed except of the provision related to the repayment of grant which will be paid upon demand. The expected completion date of the 2009 restructuring plan is by the end of 2010.

The restructuring expenses do not include the impact related to stock based compensation (for stock based compensation see note 10d).

aa.
Transfers of financial assets:

ASC 860 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (formerly SFAS No. 140), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company’s arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale, excluding transactions presented below as a secured borrowing. The transfers of financial assets are typically performed by the factoring of receivables to three Israeli financial institutions.

During the years ended December 31, 2008 and 2009, the Company sold trade receivables to Israeli financial institutions in a total amount of $ 27,404 and $ 44,991, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860. As of December 31, 2008 and 2009, the Company had a transaction that did not meet the guidance of ASC 860 and is presented as a secured borrowing as part of other accounts payable and accrued expenses in the amount of $ 4,375 and $ 3,169, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company's other assets, and presumptively puts the receivable beyond the lawful reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (iv) eliminates the Company's effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

The aggregate amount of losses on sales of trade receivables for the years ended December 31, 2008 and 2009 were $ 238 and $ 661, respectively.

ab.	Reclassification: Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation.

ac.
Impact of recently issued Accounting Standards:

In June 2009, the FASB issued Accounting Standards Codification ("ASC") Topic No. 105 "Generally Accepted Accounting Principles" ("the Codification") (formerly SFAS No. 168). The Codification was effective for interim and annual periods ended after September 15, 2009 and became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (U.S. GAAP), other than guidance issued by the Securities and Exchange Commission.  All other literature is non-authoritative.  The adoption of the Codification did not have a material impact on the Company's consolidated financial statements and notes thereto.  The Company has appropriately updated its disclosures with the appropriate Codification references for the year ended December 31, 2009. As such, all the notes to the consolidated financial statements have been updated with the appropriate Codification references.

In May 2009, FASB issued ASC Topic No. 855 "Subsequent Events" ("FASB ASC No. 855")  (formerly SFAS No. 165). FASB ASC No. 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, FASB ASC No. 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  FASB ASC No. 855 was effective for fiscal years and interim periods ended after June 15, 2009.  The adoption did not have a material effect on the Company's consolidated financial statements.

In April 2009, the FASB issued an update to ASC 820 "Fair Value Measurements and Disclosures" (originally issued as FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly "). The update provides guidelines for making fair value measurements more consistent with the principles presented in ASC 820, and provides additional authoritative guidance in determining whether a market is active or inactive, and whether a transaction is distressed, is applicable to all assets and liabilities (i.e., financial and nonfinancial) and will require enhanced disclosures. The update is effective for periods ending after June 15, 2009. The adoption did not have a material effect on the Company's consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2009, the FASB issued ASU No. 2009-05, "Measuring Liabilities at Fair Value" ("FASB ASU No. 2009-05") which provides additional guidance on how companies should measure liabilities at fair value under FASB ASC No. 820.  FASB ASU No. 2009-05 clarifies that the quoted price for an identical liability should be used.  However, if such information is not available, an entity may use the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach).  FASB ASU No. 2009-05 also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered level 1 fair value measurements.  For the Company, FASB ASU No. 2009-05 was effective on October 1, 2009.  The Company's adoption of FASB ASU No. 2009-05 did not have a material effect on the Company's consolidated financial statements.

In April 2009, the Company adopted the FASB's updated guidance relating to investments and debt securities, which amends the other-than-temporary impairment ("OTTI") guidance in U.S. GAAP to make the guidance more operational and to improve the presentation of OTTIs in the financial statements.  Under the updated guidance, if OTTI occurs, and it is more likely than not that the Company will not sell the investment or debt security before the recovery of its amortized cost basis, then the OTTI is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors.  The amount of the total OTTI related to credit loss is recognized in earnings.  The amount of the total OTTI related to other factors is recognized in accumulated other comprehensive income.  The adoption of the updated guidance did not have a material effect on the Company's consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, " Revenue Recognition (ASC Topic 605)-Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). ASU 2009-13 amends the criteria in ASC Subtopic 605-25, "Revenue Recognition–Multiple-Element Arrangements", for separating consideration in multiple-deliverable arrangements. This Update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently evaluating the impact on its consolidated results of operations and financial position.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of held-to-maturity marketable securities:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
December 31, 2009:

Maturing within one year:
U.S. Government agencies	$1,872	$41	$-	$1,913
Corporate bonds	22,876	310	(4)	23,182

	24,748	351	(4)	25,095
Maturing over one year:
U.S. Government agencies	520	21	-	540
Corporate bonds	16,070	349	(44)	16,376

	16,590	370	(44)	16,916

	$41,338	$721	$(48)	$42,011
December 31, 2008:

Maturing within one year:
U.S. Government agencies	$7,222	$56	$-	$7,278
Corporate bonds	22,353	96	(126)	22,323

	29,575	152	(126)	29,601
Maturing over one year:
U.S. Government agencies	2,407	138	-	2,545
Corporate bonds	29,861	154	(455)	29,560

	32,268	292	(455)	32,105

	$61,843	$444	$(581)	$61,706

As of December 31, 2008, the unrealized losses of the Company's investments in held-to-maturity marketable securities were mainly caused by the credit crisis in the capital markets. The contractual cash flows of these investments are supported by highly rated corporations. Accordingly, it was expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Based on the limited severity and duration of the impairments, the bonds were not considered to be other than temporarily impaired at December 31, 2008 and 2009.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2009

Government authorities	$4,756	$1,391
Deposits	860	890
Derivatives	-	1,951
Prepaid expenses	982	1,099
Advances to suppliers and others	1,512	1,910

	$8,110	$7,241

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

	December 31,
	2008	2009

Raw materials and components	$10,849	$10,334
Work in progress	14,062	11,212
Finished products	28,764	14,436

	$53,675	$35,982

See also Note 2g.
NOTE 6: -	PROPERTY AND EQUIPMENT

Cost:
Office furniture and equipment	$4,775	$4,611
Computers and electronic equipment	42,665	48,568
Motor vehicles	269	146
Leasehold improvements	5,349	5,401

	53,058	58,726
Accumulated depreciation:
Office furniture and equipment	3,193	2,976
Computers and manufacturing equipment	30,101	35,972
Motor vehicles	195	116
Leasehold improvements	2,614	3,052

	36,103	42,116

Depreciated cost	$16,955	$16,610

Depreciation expenses for the years ended December 31, 2007, 2008 and 2009 amounted to $ 4,232, $ 6,193 and $ 7,231, respectively.

During 2009, the Company recorded disposals and sales of property and equipment in the amount of $ 1,528 and accumulated depreciation in the amount of $ 1,218 out of which the amount of $ 560 and related accumulated depreciation in the amount of $ 278 was associated with the Company's restructuring activities.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	INTANGIBLE ASSETS, NET

	December 31,
	2008	2009
Cost:
Current technology	$17,871	$17,871
Customer relations	500	500

	18,371	18,371
Accumulated amortization:
Current technology	17,605	17,737
Customer relations	500	500

	18,105	18,237

Amortized cost	$266	$134

Current technology amortization expenses for the years ended December 31, 2007, 2008 and 2009 amounted $ 2,544, $ 1,327 and $ 132, respectively.

Estimated amortization expenses for the years ending:

Amortization
Year ended December 31,	expenses

2010	$134

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2008	2009

Service providers, consultants and accrued expenses	$13,340	$12,897
Employees and payroll accruals	15,526	10,417
Advances from customers	10,839	5,423
Provision for agent commissions	4,221	4,597
Secured borrowings (**)	4,375	3,169
Restructuring costs (*)	2,700	2,495
Warranty provision	3,186	1,880
Royalties	1,483	1,261
Derivatives	1,193	-
Others	248	64

	$57,111	$42,203

(*)	See also Note 2z.
(**)	See Note 2aa.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Premises occupied by the Company are leased under various lease agreements. The lease agreements for these premises will expire in 2010-2014.

The Company has leased various motor vehicles under operating lease agreements. These leases expire in fiscal year 2012.

The Company has leased computers under operating lease agreements. These leases expire in fiscal year 2012.

Future minimum rental payments under such leases as of December 31, 2009 are as follows:

	Rental of premises	Lease of computers	Lease of motor vehicles

2010	$5,541	$427	$2,364
2011	2,072	149	1,245
2012	774	30	427
2013	639	-	-
2014	14	-	-

	$9,040	$606	$4,036

Rental of premises expenses for the years ended December 31, 2007, 2008 and 2009, were $ 5,408, $ 7,254 and $ 6,809, respectively. Motor vehicle leasing expenses for the years ended December 31, 2007, 2008 and 2009, were $ 2,766, $ 3,398 and $ 3,633, respectively. Computer leasing expenses for the years ended December 31, 2007, 2008 and 2009, were $ 330, $ 554 and $ 542, respectively.

b.
Litigation:

On November 21, 2001, a purported Class Action lawsuit ("the Action") was filed against interWAVE, certain of its former officers and directors, and certain of the underwriters for interWAVE's initial public offering ("the IPO"). On April 19, 2002, the plaintiffs filed an amended complaint. The amended complaint alleged that the prospectus from interWAVE's IPO failed to disclose certain alleged improper actions by various underwriters for the offering, in violation of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended ("the Exchange Act"). Similar complaints have been filed concerning more than 300 other IPOs; all of these cases have been coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 8, 2002, the Court entered an Order of Dismissal as to all of the individual defendants in the IPO litigation, without prejudice. In 2007, a settlement that had been pending with the Court since 2004, was terminated by stipulation. After a ruling by the Second Circuit Court of Appeals in six "focus" cases in the coordinated proceedings (interWAVE is not one of the six test cases) made it unlikely that the settlement would receive final Court approval plaintiffs filed amended master allegations and amended complaints in the six test cases. In 2008, the Court largely denied the defendants' motion to dismiss the amended complaints.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The parties have reached a global settlement of the coordinated litigation. Under the settlement, the insurers will pay the full amount of the settlement share allocated to the Company, and the Company will bear no financial liability. InterWAVE, as well as the officer and director defendants who were previously dismissed from the Action pursuant to tolling agreements, will receive complete dismissals from the case. On October 5, 2009, the Court entered an order granting final approval of the settlement. Certain objectors have appealed the Court's October 5, 2009 final order to the Second Circuit Court of Appeals.

c.	Guarantees:

As of December 31, 2009, the Company:

1.	Obtained bank guarantees in the total amount of approximately $ 7,627, in favor of customers, leasers and Government authorities.
2.	Provided a guarantee to a bank financing of one of the Company's customers in the amount of $ 4,036 which expires on April 30, 2010.
3.	Provided a loan guarantee for the purpose of financing one of the Company's customers in the amount of $3,000 which expires on August 9, 2010.

d.
Royalties:

The Company's research and development efforts have been partially financed through grants from the Office of the Chief Scientist ("OCS") of the Israeli Government. The Company entered an arrangement during 2003 with the OCS in Israel's Ministry of Industry and Trade where it participates in new OCS programs under which the Company is eligible to receive grants for research and development projects without any royalty repayment obligations, excluding OCS programs grants resulting from the acquisition of InnoWave which were not included in this arrangement.

The Company did not receive grants-bearing royalties from the OCS during the years 2006 until 2009. In return for the OCS's participation for some of the grants applications (from InnoWave), the Company is committed to pay royalties to the Israeli Government at the rate of 3%-5% of sales of products in which the Israeli Government has participated in financing the research and development, up to the amounts granted. The grants received bear annual interest at LIBOR as of the date of approval. The grants are presented in the consolidated statements of operations as an offset to related research and development expenses.

Repayment of the grants is not required in the event that there are no sales of products developed within the framework of such funded programs. Royalties payable to the OCS are recorded as they become due and are classified as cost of revenues. Royalty expenses relating to OCS grants included in cost of revenues for the years ended December 31, 2007, 2008, and 2009, amounted to $ 434, $ 294 and $ 159, respectively. The maximum amount of the contingent liability related to royalties payable to the Israeli Government was approximately $ 8,825 as of December 31, 2009.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data.

NOTE 10:-	SHAREHOLDERS' EQUITY

a.	The Company's shares are listed for trading on the NASDAQ National Market and on the Tel-Aviv Stock Exchange.

b.
Shareholders' rights:

The Ordinary shares confer upon the holders rights to receive notice to participate and vote in general meetings of the Company, to receive dividends, if and when declared and to receive, upon liquidation, a pro rata share of any remaining assets.

c.
Treasury stock:

In July 2008, the Company was authorized to use up to $ 30,000 of its available cash to repurchase shares of the Company. By the end of 2008, the Company purchased 1,449,999 shares at a weighted average price of approximately $ 3.44 per share. None were purchased in 2009.

d.
Share options:

The Company has six stock option plans under which 33,364,926 Ordinary shares were reserved for issuance.

In 2006, the Company adopted the 2006 shares options plan ("the 2006 Plan"). Under the 2006 Plan, the Company may grant restricted share units ("RSU"), restricted shares, options and other equity awards to employees, directors, consultants, advisers and service providers of the Company and its subsidiaries.

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

During 2009, the Company did not grant any performance based options. The Company did not record compensation expenses for 963,000 performance based options that were granted during 2008 since as of December 31, 2009, the Company did not reach the performance targets and it is not probable that the performance condition would be satisfied in the foreseeable future. During 2009, 162,000 performance based options were forfeited.

During 2009, the Company's Board of Directors resolved to extend the exercise term of a total of 349,952 options (out of which 227,190 were originally granted to the former CEO) that were previously granted to certain employees. The Company accounted for the extension as a modification in accordance with ASC 718. The incremental value of the modification is immaterial.

In September 2009, the Company's Board of Directors modified 345,000 options to a terminated officer. The modification involved acceleration of the vesting periods and an extension of the termination exercise period. The Company accounted for this as a modification in accordance with ASC 718. The incremental value of the modification is approximately $344. In addition, the Company has reversed the accumulated expense recognized for unvested options as of the modification date, in the amount of approximately $180.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data.

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

Under the terms of the Company's plans, options generally vest ratably over a period of up to four years, commencing on the date of grant. The options expire no later than 6 years from the date of grant (under the old plans the options expired after 10 years), and are non-transferable, except under the laws of succession. Each option may be exercised to purchase one Ordinary share for an exercise price that is generally equal to the fair market value of the underlying share on the date of grant. Part of the options under the 2006 plan were granted at par value.

As of December 31, 2009, 4,001,085 Ordinary shares of the Company are still available for future grants under the various option plans.

A summary of option activity under the Company's stock option plans as of December 31, 2009 and changes during year than ended are as follows:

	Year ended December 31, 2009
	Amount of options	Weighted average remaining contractual term (in years)	Weighted average exercise price	Aggregate intrinsic value

Options outstanding at beginning of year	10,910,755		$7.50	$6,820
Changes during the year:
Granted	3,736,650		$3.05
Exercised	(214,539)		$1.71
Forfeited or cancelled	(1,194,987)		$6.26

Options outstanding at end of year	13,237,879	4.31	$6.45	$8,106

Options vested or expected to vest	12,501,299	4.31	$6.61	$7,915
Options exercisable at end of year	7,327,985	3.77	$8.52	$2,543

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2008 and 2009 was $ 4.55, $ 4.82 and $ 4.95, respectively. The weighted-average fair value of the options vested during the year ended December 31, 2009 was $ 4.03. The total intrinsic value for the options exercised for the years ended December 31, 2007, 2008 and 2009 was $ 10,923, $ 510 and $ 436, respectively.

As of December 31, 2009, there was approximately $ 10,412 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 2.56 years.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data.

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2009, have been separated into ranges of exercise prices, as follows:

Exercise price (range)	Options outstanding as of December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2009	Remaining contractual life (years for exercisable options	Weighted average exercise price

$0.003	1,280,860	4.58	$0.003	127,185	2.74	$0.003
$1.06-1.27	17,748	0.88	$1.25	17,748	0.88	$1.25
$1.90-2.74	2,035,995	3.99	$2.32	1,192,995	3.14	$2.08
$3.31-4.60	2,699,758	5.43	$3.51	155,183	2.29	$3.62
$5.01-7.44	1,334,603	3.70	$6.42	859,538	3.37	$6.20
$7.78-11.46	4,355,603	4.04	$9.48	3,590,422	4.02	$9.61
$12.63-16.95	1,504,814	4.21	$13.82	1,376,416	4.24	$13.88
$24.18-268.64	8,498	0.03	$54.57	8,498	0.03	$54.57

	13,237,879			7,327,985

A summary of the status of the Company's restricted shares units and options granted at par-value as of December 31, 2009, and changes during the year ended December 31, 2009, are presented below:

Unvested restricted share units and options at par value	Number of restricted share units and options at par value	Weighted average grant date fair value

Non vested at January 1, 2009	1,180,419	$7.18

Granted	250,000	$3.81
Vested	(82,738)	$8.18
Forfeited	(194,006)	$7.68

Non vested at December 31, 2009	1,153,675	$6.37

e.
Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company's Board of Directors has determined that tax exempt income if any, will not be distributed as dividends.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data.

NOTE 11:-	TAXES ON INCOME

a.
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

b.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

Alvarion Ltd. has been granted status as an "Approved Enterprise" under the Law for the Encouragement of Capital Investments, 1959 ("the investment law").

According to the provision of the investment law, Alvarion Ltd. has elected the "alternative benefits" track provisions of the Investment Law, pursuant to which Alvarion Ltd. has waived its right to grants and instead receives a tax benefit on undistributed income derived from the "Approved Enterprise" program. The entitlement to tax benefits depends upon compliance with the investment law regulations.

In 1997, Alvarion Ltd.'s production facility in Nazareth was granted status as an "Approved Enterprise". Accordingly, Alvarion Ltd.'s income from that "Approved Enterprise" will be tax-exempt for a period of 10 years. The 10 years period of benefits will commence from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (the "commencement year").

During 2000, Alvarion Ltd.'s expansion request for its second "Approved Enterprise" regarding its production facilities in Migdal Haemek was approved. The income derived from this "Approved Enterprise" will be tax-exempt for a 10 year period from the commencement year.

The relative portion of taxable income that should be exempt for a 10 year period is subject to final covenants with the tax authorities.

In connection with its merger with Floware Ltd. ("Floware") in 2001, the Company assumed the following:

Floware Ltd. was granted "Approved Enterprise" status for its 1997 plan regarding the production facility in Or-Yehuda. After the merger, the operations were combined with Alvarion's facilities in Tel-Aviv. The income derived from this "Approved Enterprise" will be tax-exempt for a period of two years and will enjoy a reduced tax rate thereafter of 10% - 25% for an additional period of five to eight years (depending on the percentage of foreign investment in the Company). The period of benefits will commence with the first year in which the Company earns taxable income after the commencement year.

The period of benefits for this plan has not yet commenced, and will expire in 2011. The year limitation does not apply to the exemption period.

The duration of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The period of benefits for the plans has not yet commenced. The year mentioned does not apply to the exemption plans.

Alvarion Ltd.'s entitlement to the above benefits is conditional upon its fulfilling the conditions stipulated by the investment law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, any benefits which were previously granted may be canceled and The Company may be required to refund the amount of the benefits, in whole or in part, including interest and CPI.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data.

NOTE 11:-	TAXES ON INCOME (Cont.)

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefit track. As of December 31, 2009, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

Income from sources other than "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (the "Amendment") and significantly changed the provisions of the Investment Law.  Generally, the Company's investment programs that obtained approval for Approved Enterprise status prior to enactment of the Amendment will continue to be subject to the old provisions of the Investment Law.

The Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies are no longer required to get the Investment Center's prior approval to qualify for tax benefits. Such an enterprise is a "Privileged Enterprise", rather than the previous terminology of Approved Enterprise.    The period of tax benefits for a new Privileged Enterprise commences in the "Year of Commencement", which is the later of:  (1) the year of election, or (2) the year in which taxable income is first generated by the company after the election year.

The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise such as the provision generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export.

Under the Amendment, in 2005 and 2007, the Company announced 2004 and 2006 (respectively) as the "Election Year" and submitted an expansion requests for additional "Privileged Enterprise" status regarding its production facilities. A portion of the taxable income derived from this "Privileged Enterprise" will be tax-exempt for a period of 10 years. The 10 years period of benefits will commence with the first year in which the Company earns taxable income after the election year.

The Company has no taxable income since inception and does not have any profits under the Approved/Privileged Enterprise.

c.
Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. For tax purposes only, the Company may also be entitled to deduct over a three-year period expenses incurred in connection with a public share offering and to amortize know-how over an eight-year period.

d.	Income (loss) from continuing operations:

	Year ended December 31,
	2007	2008	2009

Domestic	$(1,192)	$(6,845)	$(11,557)
Foreign	8,320	1,386	4,369

	$7,128	$(5,459)	$(7,188)

The income from discontinued operations for the year ended December 31, 2007 is substantially attributable to foreign sources.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data.

NOTE 11:-	TAXES ON INCOME (Cont.)

e.
Carryforward losses:

As of December 31, 2009, Alvarion Ltd. had an available tax loss carryforward amounting to approximately $ 132,000, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

As of December 31, 2009, the state and the federal tax losses carryforwards of the U.S. subsidiaries amounted to approximately $ 8,300 and $ 30,700 respectively. Such losses are available to be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in 2011 and 2028, respectively.

The state and federal loss carryforwards per the income tax returns filed included uncertain tax positions taken in prior years.  Due to application of uncertain tax positions, they are larger than the net operating loss deferred tax asset recognized for financial statement purposes.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

f.
Tax rates applicable to the income of the Company:

Taxable income of Israeli company is subject to tax at the rate of 27% in 2008, 26% in 2009 and 25% in 2010.

In July 2009, the Israeli Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in Israeli corporate tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

g.
Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2008	2009
Tax assets in respect of:
Allowance for doubtful accounts	$53	$381
Accrued severance pay and accrued vacation pay	2,396	1,683
Other deductions for tax purposes	12,537	13,832
Net loss carry forward	44,397	41,366

Total deferred tax assets before valuation allowance	59,383	57,262
Valuation allowance	(59,383)	(57,262)

Net deferred tax assets	$-	$-

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data.

NOTE 11:-	TAXES ON INCOME (Cont.)

h.
The main reconciling item between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits resulted from the Company's accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits.

i.	A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2008	2009

Opening balance	$2,770	$3,038
Additions for prior year tax positions	200	126
Additions for current year tax position	68	59

Closing balance	$3,038	$3,223

The Company recognizes interest and penalties related to unrecognized tax benefits in financial expenses and general and administrative expenses, respectively. During the years ended December 31, 2008 and 2009, the Company recorded $ 200 and $ 26, respectively for interest and penalties expenses related to uncertain tax positions. The liability for unrecognized tax benefits included accrued interest and penalties of $ 692 and $ 718 at December 31, 2008 and 2009, respectively.

j.
The Company and its subsidiaries file income tax returns in Israel, USA and other foreign jurisdictions. With respect to Alvarion Ltd., the Israeli Tax Authorities had never examined the Company's tax returns, nevertheless the tax returns until 2004 tax year (including 2004 tax returns) are deemed to be approved.  The last examination conducted and finalized by U.S. tax authorities was in respect to the Company's U.S. federal income tax return for 2004.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data.

NOTE 12:-	INFORMATION ABOUT GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

a.	The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of ASC 280 "Segment Reporting" (formerly SFAS No. 131).

b.
Information on sales by geographic distribution:

The total revenues are attributed to geographic areas based on the location of the Company's end customers.

The following table presents total revenues for the years ended December 31, 2007, 2008 and 2009:

	Total revenues
	Year ended December 31,
	2007	2008	2009

Israel	$861	$1,254	$697
United States (including Canada)	32,767	42,683	23,242
Europe (without, Italy, France ,Spain and Denmark)	67,779	61,799	24,398
France	8,096	12,047	17,252
Italy	13,269	11,873	19,281
Spain	13,767	11,301	9,734
Denmark	2,501	19,378	35,483
Latin America (without Argentina)	48,191	47,098	29,313
Argentina	2,791	6,085	16,056
Africa	26,609	38,549	41,893
Asia	19,942	29,214	27,890

	$236,573	$281,281	$245,239

The following table presents total long-lived assets as of December 31, 2008 and 2009:

	Total long-lived assets
	December 31,
	2008	2009

Israel	$13,507	$12,604
Romania	2,184	2,974
Other	1,530	1,166

	$17,221	$16,744

The total long-lived assets are attributed to geographic areas based on the location of the assets.

The following is a summary of the percentages of net sales from major customers:

	% of consolidated revenue
	Year ended December 31,
	2007		2008		2009

Customer A	*	)	*	)	15%

*)	Less than 10% of the Company's consolidated revenues

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data.

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development, net:
.
	Year ended December 31,
	2007	2008	2009

Research and development costs	$54,967	$69,952	$54,674
Less - grants and participation	3,578	10,273	3,884

	$51,389	$59,679	$50,790

b.	Financial income, net:

	Year ended December 31,
	2007	2008	2009
Financial income:
Interest on held-to-maturity marketable securities, amortization of premium and accretion of discounts on held-to-maturity marketable securities, interest on bank deposits and other interest	$6,019	$4,465	$2,385
Foreign currency transaction differences	909	126	318

	6,928	4,591	2,703
Financial expenses:
Interest and bank expenses	(475)	(294)	(1,035)

	$6,453	$4,297	$1,668

c.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2007	2008	2009
Numerator:

Numerator for basic and diluted net earnings (loss) per share - income (loss) from continuing operations available to shareholders of Ordinary shares	$7,128	$(5,459)	$(7,188)

Numerator for basic and diluted net income (loss) per share - (loss) income from discontinued operations available to shareholders of Ordinary shares	5,413	-	-

Numerator for basic and diluted net earnings (loss) per share - net income (loss) available to shareholders of Ordinary shares	$12,541	$(5,459)	$(7,188)

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data.

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

	Year ended December 31,
	2007	2008		2009

Denominator:

Denominator for basic net earnings (loss) per share - weighted average number of Ordinary shares	62,344,993		62,924,500		62,023,075

Effect of dilutive securities:
Employee stock options	2,280,890	*)	-	*)	-

Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares	64,625,883		62,924,500		62,023,075

*)         Antidilutive.

NOTE 14: – SUBSEQUENT EVENTS

Following the loan guarantee provided by the Company to one of its customers (the "Customer") during 2009 (see note 9c), on February 11, 2010, the Company and the Customer entered into a Note Purchase Agreement (the "Note Purchase Agreement"). Pursuant to the Note Purchase Agreement, the Company agreed to purchase from the Customer subordinated convertible promissory notes in the aggregate original principal amount of up to $7 million (the "Loan"). On February 11, 2010, the Company purchased an initial subordinated convertible promissory note (the "Initial Note") from the Customer in the principal amount of $5 million. Subject to certain conditions, the Customer may elect to sell the Company an additional subordinated convertible promissory note (the "Subsequent Note" and together with the Initial Note, the "Notes") in the principal amount of $2 million at any time between March 1, 2010 and August 1, 2010.

The Notes are convertible into the Customer's Series B Convertible Preferred Stock and mature upon the earliest of (a) August 11, 2011, (b) an Event of Default (as defined in the Notes), (c) at the Company's election, upon the consummation of an Acquisition Event (as defined in the Notes) and (d) at the Company's election, upon the consummation of an Equity Financing (as defined in the Notes). Interest on the Notes accrues at a per annum rate equal to the lesser of (a) the LIBOR Rate (as defined in the Notes) plus 6% and (b) 10%.

In connection with the Loan, on February 11, 2010, Alvarion, Inc. and one of the Customer's subsidiaries (the "Customer's Subsidiary"), entered into an agreement pursuant to which the Customer's Subsidiary agreed to purchase certain quantities of equipment and services from Alvarion, Inc.

In addition, on February 11, 2010 Alvarion Inc. and the Customer's Subsidiary entered into a Financing Agreement pursuant to the which, Alvarion, Inc. agreed to provide the Customer's Subsidiary with two credit facilities for the purchase of certain equipment and services to be purchased by the Customer's Subsidiary from Alvarion, Inc. pursuant to a Supply Agreement by and between Alvarion, Inc. and the parent company of the Customer's Subsidiary dated December 21, 2006 and amended on February 13, 2008.