Form 20-F
period 2010-12-31
ALVARION LTD
filed 2011-06-09
CIK 1108332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Tel: +972-3-645-6262
Fax: +972-3-645-6222

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, NIS 0.01 par value per share	Name of each exchange on which registered NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2010, there were 62,260,736 Ordinary Shares, NIS 0.01 par value per share, outstanding.

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

☐ Yes   ☐ No

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

☐ Yes   ☒ No

ii

INTRODUCTION

Alvarion Ltd. (the “Company,” “we,” “our” or “us”) concentrates on the wireless broadband market, focusing on two lines of business: (i) the Carrier line of business, which includes top-tier operators,  broadband service providers, competitive local exchange carriers (“CLECs”) and regional carriers, and (ii) the Enterprise line of business, which includes government authorities, municipalities, and Wireless Internet Service Providers (“WISPs”)  with networks and solutions based on the fourth generation (“4G”)  technology, mainly being the Worldwide Interoperability for Microwave Access (“WiMAX”) standard, as well as other wireless broadband solutions. In both lines of business above, we provide the Radio Access Networks (“RAN”) solution.  Our solutions are designed to cover the full range of frequency bands with fixed, portable and mobile applications.  Solutions for carriers include providing subscribers with home, office and personal broadband connectivity for internet access, social networking, gaming, VoIP, video and other bandwidth-intensive applications.  Our solutions also enable government and municipal office connectivity, security and surveillance services, and emerging applications, such as smart power grid and public safety-related communications.

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

iii

TABLE OF CONTENTS

Page

PART I	1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

A.	SELECTED FINANCIAL DATA	1

B.	CAPITALIZATION AND INDEBTEDNESS	3

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	3

D.	RISK FACTORS	3

ITEM 4.	INFORMATION ON THE COMPANY	21

A.	HISTORY AND DEVELOPMENT OF THE COMPANY	21

B.	BUSINESS OVERVIEW	21

C.	ORGANIZATIONAL STRUCTURE	42

D.	PROPERTY, PLANTS AND EQUIPMENT	43

ITEM 4A.	UNRESOLVED STAFF COMMENTS	43

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43

A.	OPERATING RESULTS	43

B.	LIQUIDITY AND CAPITAL RESOURCES	57

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	64

D.	TREND INFORMATION	65

E.	OFF-BALANCE SHEET ARRANGEMENTS	65

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	65

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	66

A.	DIRECTORS AND SENIOR MANAGEMENT	66

B.	COMPENSATION	70

C.	BOARD PRACTICES	71

D.	EMPLOYEES	79

E.	SHARE OWNERSHIP	81

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS83	82

A.	MAJOR SHAREHOLDERS	82

B.	RELATED PARTY TRANSACTIONS	83

C.	INTERESTS OF EXPERTS AND COUNSEL	83

ITEM 8.	FINANCIAL INFORMATION	84

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	84

B.	SIGNIFICANT CHANGES	85

ITEM 9.	THE OFFER AND LISTING	85

A.	OFFER AND LISTING DETAILS	85

B.	PLAN OF DISTRIBUTION	86

C.	MARKETS	86

D.	SELLING SHAREHOLDERS	86

E.	DILUTION	86

F.	EXPENSES OF THE ISSUE	86

ITEM 10.	ADDITIONAL INFORMATION	87

A.	SHARE CAPITAL	87

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	87

C.	MATERIAL CONTRACTS	89

D.	EXCHANGE CONTROLS	90

E.	TAXATION	90

F.	DIVIDENDS AND PAYING AGENTS	102

G.	STATEMENT BY EXPERTS	102

H.	DOCUMENTS ON DISPLAY	102

I.	SUBSIDIARY INFORMATION	103

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	104

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	105

PART II	106

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	106

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	106

ITEM 15.	CONTROLS AND PROCEDURES	106

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	107

ITEM 16B.	CODE OF ETHICS	107

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	108

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	108

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	109

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	109

ITEM 16G.	CORPORATE GOVERNANCE	109

PART III	110

ITEM 17.	FINANCIAL STATEMENTS	110

ITEM 18.	FINANCIAL STATEMENTS	110

ITEM 19.	EXHIBITS	111

V

PART I

ITEM 1.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.             KEY INFORMATION

A.            SELECTED FINANCIAL DATA

The selected financial data, set forth in the table below, have been derived from our audited historical consolidated financial statements as of, and for each of the years ended, December 31, 2006, 2007, 2008, 2009 and 2010. The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data at December 31, 2009 and 2010, have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data at December 31, 2006, 2007 and 2008, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report.  We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  You should read the selected financial data together with the section of this Annual Report entitled, “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this Annual Report, and the selected financial data are qualified entirely by reference to such consolidated financial statements and related notes.

	Year Ended December 31,
	2006(*)	2007(*)	2008(*)	2009(*)	2010(*)
	(in thousands except per share data)
Statement of Operations Data:
Sales	$181,594	$236,573	$281,281	$245,239	$205,815
Cost of sales	80,410	114,099	144,326	128,461	128,578
Write-off of excess inventory and provision for inventory purchase commitments	9,472	4,762	3,457	3,993	4,897
Gross profit	91,712	117,712	133,498	112,785	72,340

Operating costs and expenses:
Research and development, gross	42,042	54,967	69,952	54,674	41,744
Less grants and participations	3,235	3,578	10,273	3,884	3,027
Research and development, net	38,807	51,389	59,679	50,790	38,717
Selling and marketing	44,929	55,943	60,521	52,022	43,376
General and administrative	13,680	15,426	18,813	15,087	19,920

Amortization of intangible assets	2,676	2,544	1,327	132	130
Impairment of investment	-	-	-	1,554	-
Impairment of goodwill and intangible assets	-	-	-	-	57,110
Restructuring and other related expenses	-	-	2,914	2,787	3,573
Total operating costs and expenses	100,092	125,302	143,254	122,372	162,826
Operating profit (loss)	(8,380)	(7,590)	(9,756)	(9,587)	(90,486)
Other (loss) income	-	8,265	-	731	(7,000)
Financial income (expenses), net	3,796	6,453	4,297	1,668	(99)
Income (loss) before tax	(4,584)	7,128	(5,459)	(7,188)	(97,585)
Taxes on Income	-	-	-	-	894
Income (loss) from continuing operations	(4,584)	7,128	(5,459)	(7,188)	(98,479)
Income (loss) from discontinued operations, net	(36,167)	5,413	-	-	-
Net income (loss)	$(40,751)	$12,541	$(5,459)	$(7,188)	$(98,479)

Net earnings (loss) per share:
Basic:
Continuing operations	$(0.08)	$0.11	$(0.09)	$(0.12)	$(1.58)
Discontinued operations	(0.59)	0.09	-	-	-
Total	$(0.67)	$0.20	$(0.09)	$(0.12)	$(1.58)
Weighted average number of shares used in computing basic net earnings (loss) per share	60,841	62,345	62,925	62,023	62,199
Diluted:
Continuing operations	$(0.08)	$0.11	$(0.09)	$(0.12)	$(1.58)
Discontinued operations	(0.59)	0.08	-	-	-
Total	$(0.67)	$0.19	$(0.09)	$(0.12)	$(1.58)
Weighted average number of shares used in computing diluted net earnings (loss) per share	60,841	64,626	62,925	62,023	62,199

(*) Includes charges for stock-based compensation of approximately $6.9 million, $7.4 million, $7.6 million, $4.2 million and $3.3 million as a result of ASC 718 Compensation – “Stock Compensation” for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

	As of December 31,
	2006	2007	2008	2009	2010
		(in thousands)
Working capital	$97,169	$113,118	$115,817	$132,813	$109,978
Total assets	$280,063	$313,143	$338,110	$301,544	$214,764
Shareholders’ equity	$195,301	$220,553	$215,906	$216,644	$122,087
Capital Stock	$403,708	$415,213	$423,468	$428,086	$431,534

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

Risks Related to Our Business and Our Industry

We have incurred significant losses in the past and we may continue to incur losses in the future.

In 2010, our operating loss and net loss were approximately $(90.5) million and $(98.5) million, respectively.  Our losses in 2010 were mainly due to the $57.1 million impairment of goodwill that was written-off by us.  Due to the global economic downturn that had negatively affected our business and a significant reduction in our market capitalization, we determined that there would be no implied value attributable to our reporting unit goodwill. As of December 31, 2010, we have no goodwill in our balance sheet. Furthermore, our losses in 2010 also resulted from an impairment of a short term investment in an amount of $7.0 million, the global economic slowdown, the limited availability of credit in the global capital markets, the aggressive competition which we face (especially from Chinese vendors), the continued delay in new project launches and delays in allocating spectrum in several countries. Each of the above reasons led to a sequential decline in our gross margin during 2010 and may continue to adversely affect our business and operating results in the future.

In 2009 and 2008, our operating loss was approximately $(9.6) million and $(9.8) million, respectively, and our net loss was approximately $(7.2) million and $(5.5) million, respectively.  In addition, we have incurred operating losses in each of our last five fiscal years, and net losses in four of our last five fiscal years (with the exception of 2007).  We may continue to incur operating losses and net losses in the future.  Further, in the event our recent restructuring plan (as hereinafter described in Item 4) does not reduce costs as expected, it may have an adverse affect on our business and our operations may continue to incur losses. Continuing losses could have a material adverse effect on our business, financial condition and results of operations, and on the value and market price of our ordinary shares.

Continued unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The crisis in the financial and credit markets in the United States, Europe and Asia in 2008 and 2009 led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  If the economies in the countries in which we operate do not improve or weaken further, carriers in such countries may further reduce or postpone their technology spending significantly as well as require aggressive vendor financing.  This could result in continued reductions in sales, further decreases in our revenues, longer sales cycles, slower market acceptance of our products and increased price competition.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets do not improve or weaken further, our business, operating results and financial condition may be materially adversely affected.

Adverse conditions in the telecommunications industry and in the telecommunications equipment market may decrease demand for our products and may harm our business, financial condition and results of operations.

Our systems are used by telecom carriers and service providers and within vertical markets, such as municipalities and utility companies.  As a result of our customers’ tightened spending as well as the limited licenses and substantial capital requirements which limit growth into new markets, our revenues declined in 2010 and may continue to decline and our losses may increase in the future. Some carriers and service providers that use wireless broadband are emerging companies with unproven business models. Adverse market conditions in the past years have also led our customers and potential customers to be conservative in their spending, and this could continue in the future.  Due to such conditions, the markets in which we operate may not grow as we expect or may decrease, and our overall expansion plan may be affected. While our goal is to increase our sales by expanding the range of customers that we address, there can be no assurance that we will be successful. Moreover, the number of orders received by carriers and service providers who are our current and potential customers may decrease because of the limited number of licenses granted in each country and the substantial capital requirements involved in establishing networks as well as the fierce competition we face in our business.  As a result, our revenues have declined in 2010 and our losses have increased in 2010, and our revenues may continue to decline and our losses may continue to increase.

We may fail to deliver “turn-key” solutions to our customers.

We are experiencing an increasing demand from existing and potential customers within our carrier line of business to provide a complete operational or “turn-key” solution for their deployment needs, where we are responsible for overall project management, including third-party deliverables. These projects require us to integrate third parties' technologies, equipment and services with our own. Relying on third parties increases our responsibilities towards our customers. If we or any of our third parties fail to fully comply with our customers’ requirements, or we, as the end-to-end provider, fail to deliver the project in a timely manner and to the satisfaction of our customers, such failure may adversely affect our results of operations.

New markets we attempt to penetrate may not become substantial commercial markets. In addition, if we do not maintain or increase our market share of the wireless broadband equipment market, our business will suffer.

The wireless broadband market, both fixed and mobile, and other new markets we attempt to penetrate may not become substantial commercial markets or may not evolve in a manner that will enable our products to achieve market acceptance. If such markets do not evolve or develop or we do not maintain or increase our market share within these commercial markets, our revenues may continue to decrease. In particular, Mobile WiMAX technology targets 4G services and therefore competes with other technologies such as Long Term Evolution ("LTE"), which is becoming the 4G leading technology and the major competitor of WiMAX for wireless broadband markets. WiMAX market acceptance may be hampered by competing technologies or intellectual property rights disputes.  In addition, in order to maintain or increase our market share in the markets in which we operate, we must:

•	continue to innovate and differentiate our technology position in designing, developing and manufacturing broadband wireless access products;

•
develop and cultivate additional sales channels in addition to our direct sales from which we generate our main revenues today, including regional local partners or other strategic arrangements with leading manufacturers of access equipment, who can market our wireless broadband products to prospective customers, such as local exchange carriers, international cellular operators, Internet and application service providers, municipalities and local telephone companies;

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

The strengthening of Chinese vendors in the past few years affected the competitive landscape of the WiMAX industry as a whole and may continue to negatively affect our sales, revenues and profitability in the future.

Many companies compete with us in the wireless broadband equipment market in which we sell our products, particularly Chinese vendors. Such vendors have substantially increased their market share in the past few years.  We expect that competition from large vendors will increase in the future, including with respect to products that we currently offer and products that we intend to introduce in the future.  As the market transitions toward standardization and LTE technology, competition becomes increasingly more challenging for us. In addition, some system integrators and other strategic partners to which we sell our wireless broadband products could develop the capability to manufacture systems similar to our wireless broadband products or choose to work exclusively with our competitors.  We expect our competitors to continue improving the performance of their current products and to introduce new products or new technologies that may supplant or provide lower cost alternatives to our products or perform better than our products.  We also face additional and new competition from large telecommunication equipment vendors, such as Huawei, Nokia Siemens, Samsung and ZTE Corporation and we expect this competition to grow, especially with respect to the mobile WiMAX-based products. Tier One operators, which form the largest and most established group of telecom operators, may prefer to purchase products from these large vendors, as has occurred on a number of occasions.  During recent years, there has been a trend of consolidation in the telecommunication equipment market such as Alcatel-Lucent and Motorola with NSN. This trend continued in the past year and may continue in the future and may result in larger competitors with enhanced financial and other resources.  This may further intensify the competitive nature of the markets in which we operate.

We expect these competitors to continue improving their technologies and products, which may cause us to lose some of our customers or prevent us from entering into new markets. Some of our existing and potential competitors, including large competitors arising from the continued consolidation in the telecommunications equipment market as well as increased competition of Chinese vendors, have substantially greater resources, including financial, technological, manufacturing and marketing, and distribution capabilities, and enjoy greater market recognition than we do. Increased competition, direct and indirect, has resulted in, and is likely to continue to result in, reductions of average selling prices, shorter product life cycles due to our competitors' launch of innovative products in the market more frequently, reduced gross margins, longer sales cycles and potential loss of market share and, consequently, could adversely affect our sales and profitability.

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

Technological changes may have an adverse effect on the market acceptance of our products and may adversely affect our results of operations.

The markets for our products and the technologies utilized in the industry in which we operate evolve continuously.  We rely on key technologies, including wireless local area network (“LAN”), wireless packet data, orthogonal frequency division multiplexing (“OFDM”), orthogonal frequency division multiple access (“OFDMA”), time division multiplexing, modem and radio technologies as well as WiMAX, multiple-input multiple-output communications (“MIMO”), Sub Channelization, beam forming, high power base station and other technologies.  These technologies may be replaced with alternative technologies or may otherwise not achieve the wide acceptance that we are seeking.

In addition, market changes could render our products and technologies obsolete or subject them to intense competition by alternative products or technologies or by improvements in existing products or technologies.  For example, the wireless broadband equipment market may stop growing as a result of the deployment of alternative technologies that are constantly improving, such as DSL, cable modem, fiber optic, coaxial cable, satellite systems, Wi-Fi technology, third or fourth generation cellular systems, or high speed packet access (“HSPA”) and LTE technologies.  New or enhanced products developed by our competitors may be technologically superior to our products, may limit our target markets or may render our products obsolete, and consequently adversely affect our results of operations. New chips introduced may include built-in capabilities which are currently an Alvarion product differentiator, which would lower the barrier for competition.

The success of our technology depends on the following factors, among others:

•	acceptance of new and innovative technologies;

•	acceptance of standards for wireless broadband products;

•	timely availability and maturity of technology from technology suppliers and chip-vendors, such as Sequans, Beceem, Gemtek, Cisco and Tellabs;

•	capacity to handle growing demands for faster transmission of increasing amounts of data and voice;

•	cost-effectiveness and performance compared to other broadband wireless technologies;

•	reliability and security;

•	suitability for a sufficient number of geographic regions;

•	the availability of sufficient frequencies and site locations for carriers to deploy and install products at commercially reasonable rates; and

•	safety and environmental concerns regarding wireless broadband transmissions.

We may experience difficulties or delays in the introduction of new or enhanced products, which could result in reduced sales or unexpected expenses.

The development of new or enhanced products, such as the development of new products in the 4G market, is a complex and uncertain process.  For example, the development of new products in the 4G market is a multi-disciplinary process, which involves hardware design and development, software, integration, and intensive and complicated system design, resulting in a long development cycle.  We are engaged in the development of very advanced technologies. We have experienced and may continue to experience design, manufacturing, marketing and other difficulties due to delays in our development or delays by third party vendors, and these delays could continue to cause difficulties or prevent our development, introduction or marketing of new products or product enhancements and intensified competition. Such difficulties could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products or our inability to timely introduce to the market our products, any of which may adversely affect our results of operations. Also, such delays could lead sales partners and distributors to turn to competing vendors.

We engaged and may continue to engage in mergers and acquisitions which could harm our business, results of operations and financial condition, and dilute our shareholders’ equity.

We have pursued and, subject to market conditions, may continue to pursue, growth opportunities through internal growth and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any prospective acquisitions will be completed.  The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention.  We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets.  Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected.  The occurrence of any of these events could harm our business, financial condition or results of operations.  Past and future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing, and could result, without limitation, in the following, any of which could seriously harm our results of operations or the price of our ordinary shares:

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

We have experienced, and may continue to experience, significant fluctuations in our quarterly and annual results of operations, in particular, in light of intense competition, especially from Chinese vendors as outlined earlier and hereinafter, the continuing effects of the global slowdown and the continued limited availability of credit in the global capital markets.  Any fluctuations may cause our results of operations to decrease below the expectations of securities analysts and investors.  This would likely affect the market price of our ordinary shares.

Our quarterly and annual results of operations may vary significantly in the future for a variety of reasons, many of which are outside of our control, including the following:

•	the uneven pace of spectrum licensing to carriers and service providers;

•	purchasing patterns of our customers, the size and timing of orders and the timing of large scale deployments;

•	the fulfillment of all revenue recognition criteria;

•	customer deferral of orders in anticipation of new products, product features or price reductions;

•	the introduction of our new products or enhancements or those of our competitors or of providers of complementary products;

•	seasonality, including the relatively low level of general business activity in the first and third quarters of each year;

•	disruption or changes in the quality of our sources of supply;

•	changes in the mix of products sold by us;

•	mergers or acquisitions, by us, our competitors and existing and potential customers, if any;

•	one-time charges such as asset impairment and restructuring charges;

•	fluctuations in the exchange rate of the New Israeli Shekel (the “NIS”) against the United States dollar;

•	general economic conditions, including the unfavorable global economic conditions; and

•	network approval process dependencies.

Our customers ordinarily require the delivery of products promptly after their orders are accepted.  Historically, our business does not have a significant backlog of accepted orders.  Consequently, revenues in any quarter depend primarily on orders that are received and accepted in that quarter.  The deferral of the placing and acceptance of any large order from one quarter to another could materially and adversely affect our results of operations for the former quarter. Our revenue recognition is complex and dependent on various parameters and milestones. If revenues from our business in any quarter remain in the same level or decline in comparison to any previous quarter, our results of operations could be harmed.

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

Our business is dependent upon the success of our distributors, system integrators and other partners, who are under no obligation to purchase our products.

A portion of our revenues is derived from sales to our independent partners, such as distributors and system integrators.  Our distributors resell our products to others, who further resell our products to end users.  Changes in the distribution and sales channels of our products, a loss of a major distributor or a major distributor’s loss of a major end-user, or our inability to establish effective distribution and sales channels for new products may impact our ability to sell our products and result in a loss of revenues.  Additionally, sales through our distributors and system integrator channels expose our business to a number of risks, each of which could result in a reduction in the sales of our products. For example, some of these distributors and system integrators may terminate their relationships with us, consolidate or face financial problems, as well as promote competing products or emphasize alternative technologies, which may turn them into our competitors rather than our partners, all of which may result in a decline in the purchase of our products.

We are dependent upon the acceptance of our products by the market through our partners' efforts in marketing and sales.  In some cases, arrangements with our partners do not prevent them from selling competitive products and some of the arrangements do not contain minimum sales or marketing performance requirements.  In addition, our efforts to increase sales may suffer from the lack of brand visibility resulting from the integration of these products into more comprehensive systems by distributors and system integrators.  Changes in the financial condition, business or marketing strategies of our partners could have a material adverse effect on our results of operations.  Any of these changes could occur suddenly and rapidly.

If our revenues decrease and our days- sales-outstanding (“DSO”) increase, we may suffer from a cash shortfall.

Our DSOs decreased to 87 days in 2010. However, we expect that over time our DSOs may increase and we expect our DSOs will range between 90 to 120 days during 2011, mainly due to our customers requesting more favorable payment terms from us as part of increased competition, as well as the limited availability of credit in the capital markets, which may also affect our inability to collect our customers' debts in a timely manner or at all. In addition, we may experience an increase in DSOs if we fail to timely collect revenues from our customers.

We may experience a continuing decrease in our gross margin levels in the future, which may adversely affect our financial results.

We believe that several market developments have caused, and may continue to cause, a decline in our gross margin, mainly due to (a) the fact that our revenue mix contained a high proportion of third party equipment, combined with the continued aggressive competition as described hereinabove and hereinafter, (b) the delay in new project launches and (c) the continued economic slowdown, all of which resulted in a low level of revenue which led to a large sequential decline in gross margin as evidenced in our 2010 results. Such developments include the following: (i) increased competition in the regions in which we currently operate; (ii) changes in the mix of our products, such as an increase in the volume of sales of lower-margin Customer Premise Equipment (“CPEs”); (iii) the entry of new, large vendors  into our markets; (iv) changes in the market demand of some of our existing and potential products; (v) our engaging in “turn-key” projects, which involve lower margins on third party equipment and services; and (vi) our entry into new geographical markets with lower margins, such as India.  We expect this decline in gross margin to continue over time. If our revenues do not increase and our operating expenses remain the same or increase, the decline in gross margin will have a negative impact on our results of operations.

Our products are complex and may have errors or defects that are detected only after deployment in complex networks.

Some of our products are highly complex and are designed to be deployed in complex networks. Although our products are tested during manufacturing and prior to deployment, our customers may discover errors after the products have been fully deployed. If we are unable to fix errors or other problems that may be identified in full deployment, including problems related to the site survey, radio planning and other problems that are not necessarily related to product functionality but to the associated services, or unable to correct the errors in a timely manner, we could experience:

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

Products like ours sometimes contain undetected errors.  These errors can cause delays in product introductions or require design modifications.  In addition, we are dependent on unaffiliated suppliers for key components incorporated into our products.  Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, from faulty installation or from any other cause, may result in customer dissatisfaction.  Additionally, we are continually marketing several new products.  The risk of errors in these new products, as in any new product, may be greater than the risk of errors in established products.  The warranties for our products permit customers to return for repair or replacement, within a period ranging from 12 to 24 months of purchase, any defective products.  Any failure of a system in which our products are deployed (whether or not our products are the cause), any product recall and any associated negative publicity could result in the loss of, or delay in, market acceptance of our products and could harm our business, financial condition and results of operations. Although we attempt to limit our liability for product defects to product replacements, we may not be successful, and customers may sue us or claim liability for defective products and for related claims arising therefrom.  A successful product liability claim could result in substantial cost or divert management’s attention and resources, which could have a negative impact on our financial condition and results of operations.

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

•	we may be required to hold more inventory for longer periods of time than we otherwise might in order to avoid problems from shortages or discontinuance; and

•	due to the political situation in the Middle East and the fact that our headquarters are located in Israel, we may not be able to import necessary components from different countries world-wide.

Our dependence on third party equipment embedded in our products and complementary systems may impact our business.

We rely on third party software and hardware embedded in our solution. If our licensors fail to support the software or hardware embedded in our solution we may suffer difficulties in supporting our customers and delivering our equipment.  We are also dependent on complementary systems such as CPEs, and Access Service Networks Gate Ways, or ASN- GW, which are part of our solution. Failure by our vendors to deliver such products or discontinue production of such products may cause difficulties to, and may have adverse effect, on our business.

        Changes within these vendors’ environment can influence our business results. For example, the consolidation among chip vendors that has taken place in 2010 may influence price levels or change the partners’ roadmap in a way that could harm our business.

In addition, in the past, we experienced delays and shortages in the supply of components on more than one occasion.  We may experience such delays in the future, harming our business and results of operations.

We must be able to manage expenses and inventory risks associated with meeting the demands of our customers.

To ensure that we are able to meet customer demand for our products, we place orders with our subcontractors and suppliers based on our estimates of future sales.  If actual sales differ materially from these estimates, our inventory levels may be too high, and inventory may become obsolete and/or over-stated on our balance sheet.  This result would require us to write off inventory, which could adversely affect our results of operations.  In 2008, 2009 and 2010, we wrote off inventory in the amounts of $3.5 million, $4.0 million and $4.8 million, respectively.

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

  In some cases, the continued validity of licenses may be conditioned on the licensee complying with various conditions. Since WiMAX technologies evolve and enable new applications, such as mobile services, in some countries the regulators may not permit an operator to use the spectrum previously allocated according to its full technology potential and its latest technological evolution. The regulators in some countries may avoid granting WiMAX spectrum to protect owners of other spectrums previously allocated or they may wait until new technologies such as LTE become available before starting the frequency allocation process. In addition to regulation of available frequencies, our products must conform to a variety of national and international regulations that require compliance with administrative and technical requirements as a condition to the operation or marketing of devices that emit radio frequency energy.

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

We are subject to certain European directives like the directive on Waste Electrical and Electronic Equipment and the directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment and may also be subject to other similar legislation in other parts of the world.

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

We receive licenses from third party companies for certain technologies we use in connection with some of our technologies.  The loss of these licenses could impair our ability to develop and market our products.  If we are unable to obtain or maintain the licenses that we need, we may be unable to develop and market our products or processes, or we may need to obtain substitute technologies of lower quality or performance characteristics or at greater cost.  We cannot assure you that we can maintain these licenses or obtain additional licenses, if we need them in the future, on commercially reasonable terms or at all. Also, some of our products utilize open source technologies.  These technologies are licensed to us on varying license structures.  These licenses and others like them pose a potential risk to products should they be inappropriately used.

We depend on key personnel and several members of our senior management have been recently appointed.

Our future success depends, in part, on the continued service of key personnel.  Most members of our senior management team are new to their positions. They may need time to acquire the requisite knowledge of our company and the specific skills necessary to successfully carry out the tasks required of them, which could adversely affect our results of operations.

Five of the eight members of our senior management, including our chief executive officer and the presidents of our two largest divisions, were only appointed to their present positions in 2009 and another was only appointed in October 2010, while the chief financial officer was appointed on January 1, 2011. Some of these individuals had little or no previous experience of working for Alvarion. Our chief executive officer joined Alvarion in December 2009 and our chief financial officer joined Alvarion in September 2008 as the vice president of our financial division, and became chief financial officer on January 1, 2011. Two other members have previously served in other positions at Alvarion with more limited responsibilities. Should any members of senior management fail to perform as expected, or should they or other new key managerial appointees fail to acquire the requisite knowledge and skills in a timely manner, our operations may be disrupted and this might adversely affect our results of our operations.

Further, if certain of our key technical, sales or senior management personnel terminate their employment and we are unable to retain qualified replacements, our business and results of operations could be harmed.

We may be classified as a passive foreign investment company.

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, based upon our market capitalization during 2010, we do not believe that we were a PFIC for 2010.  In addition, based upon our valuation of our assets as of the end of each quarter of 2002 and 2003 and an independent valuation of our assets as of the end of each quarter of 2001, we do not believe that we were a PFIC for 2001, 2002 or 2003, despite the relatively low market price of our ordinary shares during some of those years. We cannot assure you, however, that the United States Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in 2011 or in subsequent taxable years. If we were classified as a PFIC, U.S. taxpayers that own our ordinary shares would be subject to additional taxes upon certain distributions by us or upon gains recognized after a sale or disposition of our ordinary shares unless they appropriately elect to treat us as a “qualified electing fund” or to make a “mark to market election” under the U.S. Internal Revenue Code. Our classification as a PFIC could also adversely affect the market price of our ordinary shares. For more information, see “Item 10—Additional Information—Taxation—United States Federal Income Tax Considerations with Respect to the Acquisition, Ownership and Disposition of our Ordinary Shares—Passive Foreign Investment Company Status”.

The price of our ordinary shares is subject to volatility.

The price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future.  Since our initial public offering in March 2000, the price of our ordinary shares on the NASDAQ Global Select Market has ranged from a high of $53.12 to a low of $1.55.  On December 31, 2010 and March 31, 2011, the closing price of our ordinary shares on the NASDAQ Global Select Market was $2.42 and $1.90, respectively.  We may continue to experience significant volatility in the future, based on the following factors, among others:

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

We may be named as a defendant in securities class action lawsuits, or in other time consuming and expensive litigation that requires extensive management attention and resources and which may be expensive, lengthy and disruptive.

In the future, we may be named as a defendant in securities class action lawsuits or in other time consuming and expensive litigation.  Legal proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit.  Moreover, we cannot predict the results of such legal proceedings, and an unfavorable outcome of a lawsuit or proceeding could materially and adversely affect our business, results of operations and financial condition.

Operating in international markets exposes us to risks, which could cause our sales to decline and our operations to suffer and could expose us to various legal, business, political and economic risks.

While we are headquartered in Israel, approximately 99% of our sales in recent years were generated  globally, outside of Israel.  Our products are marketed internationally and we are, therefore, subject to certain risks associated with international sales, including the following:

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

We are incorporated under Israeli law and our principal offices and the majority of our manufacturing and research and development facilities are located in the State of Israel.  Political, economic and military conditions in Israel and in the Middle East directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli subcontractors and suppliers may cease operations which may cause delays in the development, manufacturing or shipment of our products.  In recent years, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive and continued hostilities along Israel's border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into southern Israel since December 2008 and throughout 2010.  There have been extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when Hamas effectively took control of the Gaza Strip. Following seizing control over the Gaza Strip, Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and Hamas during December 2008 and January 2009, and at the beginning of 2011, a party identified with the Hezbollah took control over the Lebanese government.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Furthermore, since the beginning of 2011 Egypt has witnessed an increased instability of its government and deterioration of its control over Egypt's internal affairs. This and further deterioration could have an adverse effect on the relations between Israel and Egypt, which have been parties to a peace treaty since the late 1970s. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and terror organizations and other countries in the Middle East, combined with political instability which we evidence in the Middle East such as in Egypt, Libya, Syria, and Lebanon, may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, several countries, principally some of those in the Middle East, still restrict business with Israel and Israeli companies.  These restrictive laws and policies may seriously limit our ability to offer our services to customers in these countries.

Our results of operations may be negatively be affected by the obligation of our personnel to perform military service.

Many of our officers and employees in Israel are obligated to perform annual military service duty until they reach age 45 and, in the event of a military conflict could be called to active duty.  Our operations could be disrupted by the absence of a significant number of our employees due to military service or the absence for extended periods of one or more of our key employees due to military service.  A disruption could materially and adversely affect our business, operating results and financial condition.

We currently benefit from local government programs as well as international programs and local tax benefits that may be discontinued or reduced.

We have received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (“OCS”) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the “Research and Development Law”.  Pursuant to our current arrangement with the OCS, the OCS finances up to 20% of our research and development expenses by reimbursing us for up to 66% of the approved expenses related to our generic research and development projects. In addition, we obtain other grants from the OCS to partially fund certain other research and development projects. These programs currently restrict our ability to manufacture particular products or transfer particular technology outside of Israel. The Research and Development Law and related regulations permit the OCS to approve the transfer of manufacturing rights outside Israel subject to an approval of the research committee and in exchange for payment of higher royalties, for royalty-bearing programs. Under these programs we need to comply with certain conditions. If we fail to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs.  If the Government of Israel discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially and adversely affected.

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

We also received grants from the European Union, Romania and Spain for the financing of a portion of our research and development expenditures in those countries through various European programs.  Under these programs we need to comply with certain conditions. If we fail to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs.  If the European Union, and/or the Government of Spain and/or the Government of Romania discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially and adversely affected.

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

Our Articles of Association contain certain provisions that may delay or prevent a change of control, including a classified board of directors.  In addition, the Israeli Companies Law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions.  These provisions of Israeli law could have the effect of delaying or preventing a change of control of us, may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.  Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

We do not comply with the NASDAQ requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans.  Instead, we follow Israeli law and practice in accordance with which the establishment or amendment of certain equity-based compensation plans is approved by our board of directors.

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

On August 1, 2001, Floware merged with and into us.  As a result of the merger, we emerged as the surviving company and Floware’s separate existence ceased.  Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd.  On April 1, 2003, we completed an acquisition of most of the assets and the assumption of related liabilities of InnoWave.  In December 2004, we completed the amalgamation of interWAVE , and the interWAVE operations became our CMU.  In November 2006, we completed the sale of our CMU to LGC Wireless, Inc. (“LGC”), a privately-held supplier of wireless networking solutions in exchange for promissory and convertible notes of LGC.  In September 2007, LGC converted our convertible notes into LGC shares and thus we became a shareholder of LGC.  In November 2007, ADC acquired LGC and we sold our LGC shares to ADC for approximately $7.3 million.

Our principal executive offices are located at 21A HaBarzel Street, Tel Aviv 69710, Israel, and our telephone number is 972-3-645-6262.  In 1995, we established a wholly-owned subsidiary in the United States, Alvarion, Inc., a Delaware corporation.  Alvarion, Inc. is located at 6701 Democracy Blvd. Suite 300, Bethesda, Maryland.  We also have an additional office in Sunnyvale, California located at N. Mathilda Avenue, Suite 210, Sunnyvale, California 94043, and its telephone number is 408-773-7200. Alvarion, Inc. serves as our agent for service of process.

We also have several wholly owned subsidiaries worldwide that handle local support, promotion, sales and developing activities. For a discussion of our capital expenditures and divestitures, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.            BUSINESS OVERVIEW

General

We concentrate our resources on the broad industry of wireless broadband. As a wireless broadband pioneer, we have been driving and delivering innovation for more than 15 years, from developing core technology to creating and promoting industry standards. Through leveraging our key roles in the Institute of Electrical and Electronic Engineers (“IEEE”) and HiperMAN standards committees and having experience in extensive development and deployment of OFDM technology -based systems, we have been at the forefront of the WiMAX Forum™ in its focus on increasing the widespread adoption of standards-based products in the wireless broadband market and in leading the industry to adopt mobile WiMAX networks.  The WiMAX standard is the outcome of the standardization work done by the WiMAX Forum™, widely based on the IEEE 802.16 standard working group.

Our primary business is to provide solutions based on the wireless broadband infrastructure solutions for two main categories of customers, operating a wide variety of applications:

Carriers:

Solutions for Carriers include the fourth generation (“4G”) wireless networks for fixed, nomadic and mobile subscribers, providing subscribers with home, office and personal broadband connectivity for internet access, social networking, gaming, VoIP, video and other broadband applications. Our solutions enable operators in both developed and emerging markets, to offer broadband services to subscribers anytime, anywhere where the WiMAX network is deployed, through the use of a variety of devices, such as laptops, PDAs and smart handsets which have undergone interoperability testing with our WiMAX system. In the Carriers category, we continue to offer standard products, which are growing in sales.

Enterprise:

Solutions for our Enterprise category include broadband wireless applications for a variety of vertical markets, providing owners and operators of public networks, private networks, utility companies and municipalities, with broadband connectivity and applications that fulfill each organization's own communication needs. Examples of such applications include government and municipal office connectivity, security and surveillance services, campus-to-campus broadband connectivity, oil & gas and mining company applications, emerging Smart Power Grid and Public Mobile Radio ("PMR") applications. In this market, we sell both WiMAX and non-WiMAX solutions, primarily in the license-exempt frequency bands.

Restructuring and new strategic initiatives position the company to achieve profitability in the future

At the beginning of 2011, we executed an organizational restructuring in order to improve our business results while re- sizing the organization to a level appropriate to the carrier and enterprise opportunities. As a result of the restructuring, we expect to decrease our expenses, including through headcount reductions, by approximately 30%, over the entire year of 2011.

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

Utilizing its built-in strong QoS mechanisms, WiMAX technology has the capacity to deliver maximum service quality under the subscriber’s Service Level Agreement ("SLA") to enable rich value-added applications, including high-speed data and Internet, live video multicasting, toll-quality voice and multimedia content in both download and streaming formats. These capabilities enable toll-quality delivery of differentiating services, coupled with an enhanced subscriber quality of experience (“QoE”).

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

Government Deregulation Creates Demand

Global telecom deregulation is opening up the telecommunications industry to competition from new players. Wireless technologies require the use of frequencies contained within a given spectrum to transfer voice, multimedia and other data services. Usually, governments allocate a specific range of that spectrum, either licensed or license-exempt (“unlicensed”) bands, to carriers,  operators,  ISPs and other service providers, enabling them to launch a variety of broadband initiatives based exclusively on wireless networking solutions. During 2010, additional licensed and unlicensed spectrums were allocated around the world and we expect this trend to continue in the future. Increased availability of licensed and unlicensed spectrums enables operators to address increasing demand for wireless broadband.

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

•
increasing availability of 4G ecosystem products, leading to reduction in the capital expenditures (CAPEX) and operating expenses (OPEX) of network deployment and the promotion of 4G operators’ competitiveness; and

•	proliferation of user-friendly, Internet-centric end user devices which encourage the use of bandwidth thirsty applications.

4G for Mobile Broadband Services and Applications

Mobile broadband promotes convergence of the fixed and mobile spheres, offering subscribers a combination of high-speed broadband and mobile services that are available anywhere, anytime, using any device. Mobile broadband offers always-on, high-speed and all- IP-based connectivity, providing direct access to the mobile Internet and creating a dynamic market for various services and applications.

Mobile broadband capabilities are already embedded in a wide range of computing, telephony and consumer electronics devices that aim to optimize personal lifestyle and professional productivity. These new mobile broadband capabilities would enhance traditional service provider business models and create opportunities for new entrants to penetrate the market with alternative business models.

However, for mobile broadband services to be adopted widely by consumers and businesses, vendors must offer interoperable diverse and innovative applications with the right devices to utilize the applications.

We believe that WiMAX as well as LTE are currently the technologies that are the most advanced and well-suited to cost-effectively meet the requirements of personal broadband.

COMPANY STRENGTHS

For more than 15 years, our primary business activity has been focused on fulfilling the growing demand for IP wireless broadband in the telecom industry by providing solutions and services to build wireless broadband networks. In addition, we have deployed through our customers fixed wireless broadband solutions for applications, such as toll quality telephony service, mobile base station feeding, hotspot coverage extension, municipal and community interconnection, utility company metering and monitoring applications, as well as public safety communications.  Our  key strengths include:

Market Leadership and Brand Recognition: We believe that we are a worldwide leading 4G (based on WiMAX technology) vendor with a single business focus in broadband wireless access equipment and networks, and we enjoy a strong brand identity.

Customer Base:  We have a broad customer base, with over 280 WiMAX commercial deployments.

Technology: We have over 15 years of experience in end-to-end broadband wireless IP and we believe we have been a leader in the broadband wireless access market for more than a decade. In addition, we have continued our leadership in the relevant standardization organizations (IEEE 802.16, WiMAX Forum™).

Execution Capabilities:

We have the ability to deliver and deploy a complete solution in terms of product, technology, and full end-to-end network deployments and to build long-term customer satisfaction.

We believe that we have the ability to compete with any other player in this industry, while keeping our flexibility and technology differentiators according to customer demands and needs.

Strategic Relationships: We are actively partnering with industry and market leaders to create go-to-market strategic relationships and best-of-breed wireless broadband networks.

Experience in Wireless Broadband

Our experience in wireless broadband enabled us to identify the potential of WiMAX in early 2002, ahead of most equipment vendors. As a result of early strategic decisions, in 2007 we led the market in the number of deployed WiMAX–based networks. We have been at the forefront of developments with WiMAX technology since its inception, at a company and industry level. Examples of our active involvement include major roles in the standardization process through our work in the WiMAX Forum™ as a charter board member. In addition, our employees are active in other related technology organizations, such as Wireless Communications Association, IEEE 802.16, ETSI BRAN-HiperMAN and ITU standards.

GROWTH STRATEGY

Our growth strategy is focused on providing complete integrated 4G networks (based on WiMAX technology) and broadband wireless solutions, maintaining our current leadership position and growing along with market demand for converged applications. We have accomplished significant milestones in terms of product development, agreements with third parties to integrate their products into our complete solution, enhancement of know-how and execution of turn-key projects in order to offer a complete WiMAX network to telecommunication operators.  We intend to leverage these investments in both of our lines of business, the Carrier and the Enterprise. We further plan to place specific focus on our enterprise line of business with additional investment in product development, channel recruitments and go-to-market activities in new vertical/domains.

Additionally, we aim to leverage our extensive know-how and expertise in broadband wireless access technology to aid mobile operators as they deal with the capacity crunch they now face. As a broadband wireless pioneer, we believe Alvarion is well positioned to help mobile operators achieve the levels of broadband coverage they need in order to provide a satisfactory QoE.

Opportunities for Providing Solutions Based on an Open Architecture

The inherent, open architecture characteristics of WiMAX offer many opportunities for our company as a major global WiMAX end-to-end network provider. We continually strive to be at the forefront of exploring and maximizing the benefits of WiMAX in order to create a new operator-centric model based on best-of-breed solutions from a variety of OPEN WiMAX ecosystem partners.

The WiMAX Transformation to Open Architecture

The dynamics of WiMAX create an all-IP open architecture, removing barriers to entry and facilitating rapid innovation.  Designed from the start as an open standardized interoperable technology, OPEN WiMAX is a network strategy that enables a complete ecosystem, including radio access network equipment, core network equipment, consumer electronics, service offerings and applications. This strategy enables communication service providers to choose the combination of vendors and partners that best fit their specific requirements.

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

In 2007, the BreezeMAX indoor Si CPE opened the door for personal broadband and primary broadband WiMAX standard-based solutions and enabled nomadic services via quick deployments based on a plug-and-play installation. In addition, the BreezeMAX indoor Si CPE enabled centrally provisioned, portable connectivity for subscribers to use the CPE in various points within the network coverage and reconnect to the service after moving from one location to another. The BreezeMAX’s FDD platform was designed according to the IEEE 802.16-2004 standard, and was partially certified by the WiMAX Forum™ during 2006 for fixed and nomadic networks, for both Base Stations and CPEs. In early 2007, we introduced our TDD pre-certified IEEE 802.16-2005 platform that was designed for fixed and nomadic networks. Our BreezeMAX platform, which is part of our 4Motion solution, provides support for fixed, nomadic and mobile WiMAX, and has been designed according to the IEEE 802.16e-2005 standard for portable and mobile networks.

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

4Motion™ Solution

Our mobile WiMAX solution, 4Motion™, was introduced to the market during the second half of 2006 and was commercially deployed in the market in mid 2008. 4Motion™ is an end-to-end mobile WiMAX solution designed to comply with the IEEE 802.16e-2005 standard.  The solution is a software defined radio base and as such allows migration to other OFDMA technologies. The solution portfolio was developed in conjunction with leading providers of core network and IP technology, devices and integration services and its evolution is under continuous development. 4Motion™ offers an open, end-to-end, carrier-class, scalable and cost-effective mobile broadband data solution that delivers personal broadband services of several Mbps per subscriber or more. Offering the benefits of the OPEN WiMAX approach to network strategy, our 4Motion™ solution provides operators with the flexibility to choose best-of-breed multi-vendor partners to add third-party IP services, while controlling costs.

The 4Motion™ solution includes Radio Access Network ("RAN") and includes both Alvarion’s and third parties’ core network, radio and IP networking elements, end-user devices and subscriber applications. The 4Motion™ as a whole is optimized to provide full mobility in line with the IEEE 802.16e-2005 standard.

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

 BreezeACCESS OFDM products support an extended coverage range in the 4.9, 5 GHz frequencies and the license-exempt 900 MHz frequency bands and features embedded security mechanisms with hardware-based encryption to ensure consistently secure wireless links that do not degrade performance

BreezeACCESS 4900 is a critical communications tool for the United States public safety sector. Deployable in point-to-point and point-to-multipoint configurations, the solution provides secure and reliable wireless connectivity in any terrain, environment and climate. The 50 MHz licensed spectrum in the 4.940 GHz-4.990 GHz, reserved for public safety and homeland security use, assists local municipal groups to provide license-protected, secure access for public safety, medical, emergency, government security and surveillance applications with superior capacity, range and scalability.

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

StarACS automatic configuration server is a scalable solution for unified management of various WiMAX CPEs including; residential gateways ("RGWs") and devices with WiFi, Data and VoIP capabilities as well as any fixed or nomadic TR-069-supported devices.

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

Within developed countries there are rural or suburban regions with low-density populations, often extending over vast distances that have limited telecommunications infrastructures. WiMAX and wireless broadband have made inroads in these areas due to the business opportunities, robust equipment, extensive coverage and non line-of-sight capabilities. In addition, government assistance in “closing the digital divide” in these countries has served as an incentive for alternative operators to consider WiMAX systems for providing broadband services. Examples of these markets are found in various parts of the world, including in North America, Western and Eastern Europe, Asia Pacific and South America.  Alvarion currently serves all of these markets.

We believe that wireless broadband service providers in emerging markets have found that deploying wireless broadband and new WiMAX solutions where there is a lack of telecommunication coverage due to poor infrastructure is an affordable means to provide broadband and telephony services. Emerging markets are countries where basic voice services combined with broadband data remain scarce. Examples of these locations are in Africa, Eastern Europe, Latin America, Central America and Asia Pacific. Alvarion is serving all of these markets.

Geographic Breakdown of Our Revenue

	2008		2009		2010
	In thousands
North America	$42,683	15.2%	$23,242	9.5%	$47,517	23.1%
Latin America	53,183	18.9%	45,369	18.5%	26,875	13.1%
Europe, Middle East and Africa	156,201	55.5%	148,738	60.7%	109,909	53.3%
Asia Pacific	29,214	10.4%	27,890	11.3%	21,514	10.5%
	$281, 281	100.0%	$245,239	100.0%	$205,815	100.0%

General – Industry Market Segments and Players

The operators in the wireless broadband market fall within the following categories, as determined by the industry:

Communications Service Providers: Tier One and Tier Two Operators

Tier One and Tier Two operators form the largest and most established group of telecom operators, with nationwide or global presence, serving tens of million of users. These operators are a primary focus for our WiMAX equipment since they have a strong, strategic interest in deploying WiMAX in their networks. Tier One and Tier Two carriers are looking for technology that will enable them to maintain their position at the front line of communications business within their home countries, as well as to quickly expand their business by providing telecommunications services in neighboring countries. Examples of Tier One and Tier Two carriers that have publicly indicated their strategy include: Telkom South Africa Ltd., France Telecom, Bharti and Telefonos de Mexico S.A. de C.V, Orange and Safaricom.

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

CLECs have constituted an important part of our focus in our fixed wireless access product line and have increasingly exhibited an interest in our technology. The reduced installation costs, rapid roll-out potential and modular architecture, coupled with high network capacity and coverage and enhanced service options, present an appealing alternative to service providers and regional carriers seeking to supply their customers with reliable comprehensive data and voice solutions. Examples of these operators include VMAX (Taiwan), Wisper (USA), Elro (Denmark), Linkem (Italy), Czech on line,), KDN (Kenya), Millicom, and Barret Xplore Inc. (Canada).

Government, Municipalities, Communities and Private Network Operators

Private and government sectors that operate private networks for business management and operations are in constant need of deploying technologies to support their operational requirements. Examples of such requirements are enterprises that require leased line replacement for cost-effective connectivity to provide VoIP and data services; metropolitan area networks for broadband connectivity; metering and monitoring applications used by utility companies to collect information and supervise operations; and cost-effective access within communities, municipalities and educational institutions. Another area that has leveraged broadband wireless very effectively has been surveillance, public safety and municipal applications. Government authorities and private organizations with government sponsored funds have begun to deploy broadband wireless systems to support remote video surveillance, traffic flow management, back-up for disaster recovery, leased line replacement, various forms of backhaul and other public safety uses.  Examples may be found in various U.S. communities such as Houston, Texas, Richardson, Texas and many others.

2010 Partial Customer List for WiMAX and Other Fixed Wireless Broadband Systems

Telecom carriers and service providers using our products include, among others:

ACCESS KENYA

ADAM INTERNET, AUSTRALIA

ARIA, ITALY

BARRET XPLORE INC, CANADA

BHARTI TELE-VENTURES LIMITED ( AIRTEL ENTERPRISE SERVICES), INDIA

CIELUX, DRC

CLEARWIRE, SPAIN

DIGICEL, CARIBBEAN

DIGITAL BRIDGE COMMUNICATIONS, USA

EASPNET, TAIWAN

ELRO, DENMARK

ERTACH SA (FORMERLY MILLICOM), ARGENTINA

HAFSLUND, NORWAY

IBERBANDA, S.A, SPAIN

ICE COSTA RICA

KDN, KENYA

LINKEM, ITALY

MTN UGANDA, UGANDA

NETIA SA, POLAND

NGI, ITALY

OPEN RANGE, USA

ORANGE BOTSWANA

RACSA, COSTA RICA

SAFARICOM, KENYA

TELECOM NAMIBIA, NAMIBIA

TELKOM SOUTH AFRICA LTD., SOUTH AFRICA

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

IOT Labs and Activities

To support our OPEN WiMAX strategy and enable a strong ecosystem habited by top industry vendors we have created our IOT lab which we continue to develop and maintain, and which tests a variety of products for interoperability on an ongoing basis, with the goal of ensuring that customer specific configurations, including CPE's and frequencies, are fully supported. The IOT Center is tasked with testing both various forms of CPE's, including dongles, PCCards, USB's, notebooks, laptops and standalones, and testing a range of core products, including ASN-GW's, AAA's and Home Agents. All of the products tested in our IOT labs are from a variety of vendors, and are tested in an Alvarion network environment using Alvarion Base-Stations and may also use an Alvarion ASN-GW, depending on the customer configuration. In addition, the IOT lab also performs scheduled maintenance for product versions which have already undergone IOT. Our IOT center can additionally engage in provisioning activities which enable end-to-end integration of a full solution per customer requirements.

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

The scope of the IEEE 802.16-based standard is the Wireless MAN, supporting larger range fixed/nomadic/mobile broadband access networks with more performance and dedicated high-end services.  Our engineers actively participate in the technical group for defining inter-operability profiles and tests. Our representative, Dr. Vladimir Yanover, holds the position of Vice Chair of WiMAX Forum™’s Technical Working Group (TWG), which is responsible for defining the interoperability profiles and the interoperability and conformance tests for the IEEE802.16e-2005 standard.

We actively participate in the IEEE 802.16’s Broadband Wireless Access work group. Similarly, we are part of the WiMAX Forum™’s groups that define and improve the OFDM/OFDMA mode for both fixed and mobile broadband applications and that improve the ability of the IEEE 802.16 standard to increase its market footprint in license-exempt applications.

Mariana Goldhamer, Director for Strategic Technologies at Alvarion, chaired the IEEE 802.16h, which targets Improved Coexistence in License-Exempt deployment. She also was ETSI BRAN (Broadband Radio Access Networks) Vice-Chair and HiperMAN Chair. ETSI HiperMAN has adopted the IEEE 802.16 OFDM mode and has recently embraced the OFDMA mode.

Ms. Goldhamer has led ETSI HiperMAN to harmonize the IEEE and ETSI standards to create a worldwide broadband standard for converged fixed-mobile applications.

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

SALES, MARKETING AND SUPPORT OF OUR PRODUCTS

Alvarion’s Carrier products are mostly marketed directly to carriers. In the Enterprise (vertical) market, we market our products primarily through an extensive network of more than 200 active partners. These include global and local system integration and service fulfillment partners in various geographic regions, solution partners, national and local distribution partners, and resellers.  Our distribution partners in turn sell to resellers, including value-added resellers and systems integrators, as well as to end users

We currently sell and distribute our products in more than 150 countries worldwide.  The use of different types of marketing channels through our partnership network enables us to market our products to many different markets and to meet the differing needs of our customers.

We are seeking additional strategic relationships with international partners, strong local partners and other key companies to increase our exposure and establish ourselves as a supplier to service providers, telecom markets and end-user markets that are not reached by our present distribution channels.

We have strong relationships with leading telecom operators to whom we sell our solutions directly. Our relationships are primarily based on the following common activities: (i) we are building together the industry and leadership position; (ii) we have a common strategy and participate in world-wide standards authorities and consortia; and (iii) we have a positive commercial relationship and share a common vision and joint marketing activities.

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

We maintain a highly trained global technical support team that participates in providing customer support to customers who have purchased our products.  This includes both direct support rendered by us when we perform turn-key projects, and local support by distributors’ and system integrators’ personnel trained by our support team, support through help desks and the provision of detailed technical information on our website, expert technical support for resolution of more difficult problems, as well as participation in pre-sales and post-sales activities conducted by our distribution channels with large customer accounts and key end users.

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

Our products are currently manufactured primarily by several contract manufacturers located in Israel, the Philippines and Taiwan. Final assembly and testing are performed by our contract manufacturers and are monitored and controlled by our quality assurance. The testing criteria are validated by the automatic fail safe mechanisms in order to ensure that all activities pass successfully the testing criteria. We have processes in place for the ongoing performance of quality assurance at our own facilities and at our subcontractors’ facilities. The automating testing equipment which is developed and owned by us and testing procedures at our subcontractors are part of our Approved Enterprise programs.

We monitor quality with respect to each major stage of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing and packaging and shipping.

We are ISO 9001, ISO 14000 and ISO 18000 certified. Our contractors are ISO 9002 certified.

All our manufacturing locations in Israel and in the Philippines comply with RoHS and WEEE regulations.

PROPRIETARY RIGHTS

In order to protect our proprietary rights in our products and technologies, we rely primarily upon a combination of patents, trademarks, trade secrets, and copyrights, as well as confidentiality, non-disclosure and assignment of inventions agreements. We have been granted 80 patents and 110 pending patent applications worldwide. The proprietary rights described above are material to our business and profitability. Because our proprietary rights are diversified and independent of each other, we believe that we are not dependent on any one patent.

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

Given the rapid pace of technological development in the communications industry, we also cannot assure you that our products may not be adjudicated as infringing on existing or future proprietary rights of others. Although we believe that our technology has been independently developed and that none of our products infringe upon the rights of others, from time to time, we receive letters alleging that we have infringed upon a patent, trademark, license or other proprietary right. We have no assurance that any such allegation will not have a material adverse affect on our business, financial condition or results of operations.

We receive licenses to certain technologies from others for use in connection with some of our technologies. The loss of these licenses could impair our ability to develop and market our products.  If we are unable to obtain or maintain the licenses that we need, we may be unable to develop and market our products or processes, or we may need to obtain substitute technologies of lower quality or performance characteristics or at greater cost.

As part of our efforts to support an ecosystem focused on broader choice, competitive equipment and service costs for WiMAX technology, devices and applications globally, we have joined the Open Patent Alliance ("OPA") as a board member.  One of the key objectives of the OPA is to form a WiMAX patent pool to aggregate patent rights, which are needed to implement the WiMAX standard.

Currently, we participate in the formation of two patent pools discussions administrated by VIA licensing, WiMAX patent pool and LTE patent pool. As a result, we expect that patents pertaining to WiMAX and LTE and their associated royalty rates will be more predictable and transparent and have a lower cost. The patent pools may act as a “one stop shop” where companies building WiMAX and LTE solutions can obtain use of the patents more simply and cost effectively using a more competitive royalty structure that charges only for the features required to develop WiMAX and LTE products.

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

Companies that are engaged in the manufacture and sale or the development of products that compete with our wireless broadband products include Airspan Inc., Nokia-Siemens, Huawei Technologies, Samsung, and ZTE. Other vendor members of the WiMAX Forum™ may become our competitors in the future.

Our products use wireless media, which also competes with alternative telecommunications transmission media, including leased lines, copper wire, fiber-optic cable, cable modems, satellite technologies and television modems. Our products compete with other wireless media technologies, including (i) 3rd Generation cellular technologies (“3G”), HSPDA, HSUPA, EVDO and (ii) 4th generation cellular technologies ("4G"), such as UMB and Long Term Evolution ("LTE").  Although LTE and mobile WiMAX are based on the same fundamental technologies, they originate from different eco -systems. However, over the last few years, LTE’s 4G has been adopted rapidly by cellular operators and their traditional eco-systems throughout the world, and we expect increased competition between WiMAX and LTE over the course of 2011 and 2012. It is expected that LTE will become the technology of choice for cellular operators and WiMAX will continue to be the dominant technology for the Broadband Wireless Access deployment.

During the last decade, the rise of Chinese telecom equipment vendors, such as Huawei and ZTE, has put pressure on Western telecom equipment vendors. In order to compete with Chinese vendors’ cost and financing advantages, Western vendors, such as Alcatel - Lucent, Nokia with Siemens and with Motorola, have consolidated in order to create advantages of scale. Still, Chinese vendors are gaining market share and competition in the telecom infrastructure is intense.

Some of our existing and potential competitors, have substantially greater resources including financial, technological, manufacturing, marketing and distribution capabilities, and enjoy greater recognition than we do.

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

In many countries, the unavailability of radio frequencies for two-way broadband communications has inhibited the growth of these networks.  The process of establishing new regulations for wireless broadband frequencies and allocating these frequencies to operators is complex and lengthy.  The regulation of frequency licensing began during 1999 in many countries in Europe and South America and continues in many countries in these and other regions.  Licensed blocks in 2.3, 2.5, 3.3, 3.5 and 3.6 GHz were released in some countries. In Europe, the European Civil Code (the “ECC”) assigned the spectrum in 3.4-3.8GHz to broadband applications, in a flexible and technology-neutral mode. However, the implementation of the ECC decisions in individual countries may suffer delays or may be limited to a relatively small range of spectrum.  In addition to the above, in some countries, particular frequency bands were allocated for licensing. Our current customers that commercially deploy our licensed band products have already been granted appropriate frequency licenses for their network operation.  In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions. In October 2007, the Radio-communication Sector of the International Telecommunication Union (ITU-R) made a decision that effectively includes WiMAX technology in the IMT-2000 set of standards. This inclusion of WiMAX in IMT-2000 may be viewed as placing WiMAX on equal footing with the legacy-based technologies ITU-R already endorses.  However, establishing new regulations in individual countries for wireless broadband frequencies and allocating frequencies to operators is complex and lengthy. The European Commission started a process to revise the 2.5-2.69GHz regime to provide more flexibility in the spectrum usage and a more balanced protection of the TDD operation. A change in the European regulation may imply a need for revised type approval norms; such revisions may involve a lengthy process.

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

C.           ORGANIZATIONAL STRUCTURE

The following is a list of our subsidiaries, each of which is wholly-owned:

•	Alvarion, Inc., incorporated under the laws of Delaware, United States;

•	Alvarion Mobile, Inc.**, incorporated under the laws of Delaware, United States;

•	Alvarion UK Ltd., incorporated under the laws of England;

•	Alvarion SARL*, incorporated under the laws of France;

•	Alvarion SRL, incorporated under the laws of Romania;

•	Alvarion Asia Pacific Ltd., incorporated under the laws of Hong Kong;

•	Alvarion do Brasil LTDA, incorporated under the laws of Brazil;

•	Alvarion Uruguay SA, incorporated under the laws of Uruguay;

•	Alvarion Japan KK, incorporated under the laws of Japan;

•	Alvarion Israel (2003) Ltd., incorporated under the laws the State of Israel;

•	Alvarion Spain, S.L, incorporated under the laws of Spain;

•	Tadipol-ECI Sp.z o.o., incorporated under the laws of Poland;

•	Alvarion Telsiz Sistemleri Ticaret A.Ş, incorporated under the laws of Turkey;

•	Alvarion de Mexico S.A de C.V, incorporated under the laws of Mexico;

•	Interwave Communications International SA.****, incorporated under the laws of France;

•	Alvarion Philippines**** incorporated under the laws of Philippines;

•	Kermadec Telecom B.V. incorporated under the laws of Holland;

•	Alvarion South Africa (Pty) Ltd., incorporated under the laws of South Africa;

•	Alvarion Italy SRL incorporated under the laws of Italy;

•	Alvarion GmbH* incorporated under the laws of Germany;

•	Alvarion Singapore PTE Ltd., incorporated under the laws of Singapore.

•	India 4Motion Broadband Wireless Network Private Limited, incorporated under the laws of India;

•	Alvarion Singapore PTE Ltd., Taiwan Branch Preparatory Office*** incorporated under the laws of Taiwan.

•	Alvarion del Ecuador S.A, incorporated under the laws of Ecuador;

•	Alvarion Chile LIMITADA, incorporated under the laws of Chile;

•	Alvarion S.A., incorporated under the laws of Argentina;

•	Alvarion Costa Rica S.A, incorporated under the laws of Costa Rica;

•	Alvarion Canada Ltd, incorporated under the laws of Canada; and

•	PT. Alvaritech Indonesia**, incorporated under the laws of Indonesia.

*Alvarion SARL and Alvarion GmbH are wholly-owned subsidiaries of Alvarion UK Ltd.
** Alvarion Mobile Inc. and PT. Alvaritech Indonesia are wholly-owned subsidiaries of Alvarion, Inc.
*** Alvarion Singapore PTE Ltd., Taiwan Branch Preparatory Office is a wholly-owned branch of Alvarion Singapore PTE Ltd.
**** Interwave Communications International SA and Alvarion Philippines are wholly-owned subsidiaries of Alvarion Mobile Inc.

In addition, we have representative offices in China, Italy and Russia.

D.            PROPERTY, PLANTS AND EQUIPMENT

We do not own any real estate.  As of December 31, 2010, we leased an aggregate of approximately 231,423 square feet in Israel for annual lease payments (including management fees) of approximately $4.2 million and incurred annual parking expenses in connection with these leases of approximately $0.5 million.  These premises consist mainly of our corporate headquarters in Tel-Aviv, Israel, and two separate warehouses located in Israel. We have been occupying our main premises since April 2001. These premises serve as our corporate headquarters, as well as the site at which we conduct our main research and development activities and some quality assurance, final assembly and testing operations. During 2010 we renewed the Lease Agreement until 2013 for annual lease payments (including management fees) of approximately $3.5 million as well as annual parking expenses in connection with these leases of approximately $0.4 million.  We also lease approximately 12,647 square feet of office facilities located at 555 N. Mathilda Avenue, Suite 210, Sunnyvale, CA 94085-3503, at an annual rent of approximately $0.2 million and approximately 15,589 square feet of office facilities located at 6430 Fiddler's Green Circle, Suite 175 Greenwood Village, CO 80111, at an annual rent of approximately $0.1 million. We also have an additional office in Maryland located at 6701 Democracy Blvd., Suite 300, Bethesda, MD, at an annual rent of approximately $0.1 million. Our Maryland office serves as the corporate headquarters of our U.S. subsidiary, Alvarion Inc., and as our principal sales and marketing office in North America.  We also lease approximately 30,171 square feet of office facilities in Romania, at an annual rent of approximately $0.7 million.  These premises serve as the corporate headquarters of our Romanian subsidiary, Alvarion SRL, and as our principal research and development and technical support office in Romania. In addition, we lease office space for the operation of our facilities in Argentina, France, Romania, China, Uruguay, Taiwan, Mexico, Philippines, Poland, Russia, Singapore, Italy, South-Africa, India, Indonesia and Spain. Some of the office space was evacuated as part of the Company’s restructuring process. We believe that the facilities we currently lease are adequate for our current requirements.

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

Overview We concentrate our resources on the broad industry of wireless broadband. As a wireless broadband pioneer, we have been driving and delivering innovation for more than 15 years, from developing core technology to creating and promoting industry standards. Leveraging our key roles in the IEEE and HiperMAN standards committees and having experience in extensive development and deployment of OFDM technology -based systems, we have been at the forefront of the WiMAX Forum™ in its focus on increasing the widespread adoption of standards-based products in the wireless broadband market and in leading the industry to adopt our technology.  The WiMAX standard is the outcome of the standardization work done by the WiMAX Forum™, widely based on the IEEE 802.16 standard working group.

 We believe we will experience demand in the consumer and business and government segments for access to bandwidth-intensive applications (video, data and voice) in the portable and anticipated mobile environment. Our vision is to deliver personal broadband networks, which will combine broadband and mobility, to subscribers by being at the forefront of exploiting the benefits of architecture characteristics of WiMAX.

We believe that one of our key challenges is to become a major player in the 4G wireless networks market through our WiMAX technology, and win support for our OPEN WiMAX strategy, which enables communication service providers to choose the combination of vendors and partners that best fit their specific requirements. As a wireless broadband pioneer, we have been driving and delivering innovations for more than 15 years from core technology development to creating and promoting industry standards. Leveraging our key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, we have been in the forefront of the WiMAX Forum™ in its focus on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to 4G solutions (based on our WiMAX technology).

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

2010 Highlights

2010 was a difficult year for us in light of the aggressive competition with other 4G vendors. In 2010, our revenues decreased by 16.0% to approximately $205.8 million from approximately $245.2 million in 2009, primarily due to the aggressive competition which we face especially from Chinese vendors, the postponement of some WiMAX projects as a result of the limited availability of funds related to the global credit crisis, the global economic slowdown and delays in allocating spectrum in several countries.

Despite these difficulties and challenges, in 2010, we won several turnkey projects, providing complete turnkey solutions from design and planning to implementation, by our self and together with partners. We believe a few of the turnkey projects we won in 2010 have the potential to generate revenues in the future. In addition, we formed numerous strategic relationships, adding technology, integration and channel partners. In order to ensure the timely introduction of a host of mobile WiMAX devices, we successfully completed interoperability testing with major chips and device manufacturers.

We believe that there is a strong demand for broadband access, and governments around the world, including in Europe, Australia and the United States, are creating programs to extend broadband coverage as a matter of national competitiveness.

In addition, a host of new mobile data opportunities in public safety, border control, utilities and other vertical markets are emerging.

During 2010 our gross margins decreased to approximately 35.2% of our revenues, compared to approximately 46.0% of revenues in 2009.  This decrease in gross margin is mainly due to the fact that our revenue mix contained a higher proportion of third party equipment, combined with the global economic slowdown, the limited availability of credit in the global capital markets, the aggressive competition which we face (especially from Chinese vendors) and the continued delay in new project launches. Each of the above reasons led to a low level of revenue with a particularly unfavorable mix of our products and third party products, which resulted in a large sequential decline in gross margin.  During 2010, due to the reasons mentioned hereinabove, we implemented a restructuring plan, which included the layoff of approximately 160 employees and the vacating of certain leased premises.  As a result, we recorded a restructuring charge of approximately $3.6 million in 2010.

Our net loss amounted to approximately $(98.5) million compared to net loss of approximately $(7.2) million in 2009. This increase in net loss was primarily a result of the impairment of goodwill in an amount of $57.1 million that we recognized in 2010, impairment of short term investment in an amount of $7.0 million  and the decrease in revenues to approximately $205.8 million in 2010 compared to approximately $245.2 million in 2009, the decrease in gross margins from 46.0% in 2009 to 35% in 2010, together with a decrease in our financial income to approximately expenses of $0.1 million due to the lower investment balances and interest rates that we obtained on our deposits and marketable securities.  Our operating expenses increased to $162.8 million in 2010 compared to $122.3 million in 2009 due to the $57.1 million impairment of goodwill that we recognized offset by cost reduction measurements which the Company implemented, as mentioned above.

Critical Accounting Principles

Our financial statements are prepared in accordance with United States generally accepted accounting principles, and audited in accordance with standards of the Public Company Accounting Oversight Board (United States).  A discussion of the significant accounting policies that we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included in Part III of this Annual Report.  In preparing our financial statements, we must make estimates and assumptions as to certain matters, including, for example, the amount of new materials and components that we will require to satisfy the demand for our products based on our sales estimates and the period of time that will elapse before our products become obsolete.  While we endeavor diligently to assure that our estimates and assumptions have a reasonable basis and reflect our best assessment as to the future circumstances in which we anticipate, actual results may differ from the results estimated or assumed and the differences may be substantial as to require subsequent write-offs, write-downs or other adjustments to past results or current valuations.

The following is a summary of certain critical principles, which have a substantial impact upon our financial statements and which we believe are most important to keep in mind in assessing our financial condition and operating result:

Revenue Recognition.  We generate revenues from selling our products indirectly through distributors as well as selling them directly to end users.

Revenues are recognized in accordance with ASC 605-10-S99-1 (SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”) and ASC 605-25 “Multiple-Element Arrangements” when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is probable.

We generally do not grant a right of return on our products. However, we have granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are recognized based on their history of actual returns provided that all other revenue recognition criteria are met.

In arrangements which include multiple elements, we consider the sale of equipment and related services to be separate units of accounting in the arrangement in accordance with ASC 605-25 since the equipment has value to the customer on a standalone basis, and fair value of the services exists. In such arrangements, since the services are not essential to the functionality of the equipment, revenues from the sale of equipment are recognized upon delivery, if all other revenue recognition criteria are met. We defer the fair value of the services (but not less than the amount of the services in the arrangements) to the period in which such services occurs.

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

Allowance for doubtful accounts amounted to $ 1.1 million and $ 5.1 million as of December 31, 2009 and 2010, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and there may be an effect in the Company's ability to collect customers' debts in a timely manner or at all and this may result in increased bad debt expense.

Total doubtful debts expenses during 2008, 2009 and 2010 amounted to $ 0.7 million, $ 0.9 million and $ 4.6 million, respectively. Total write offs amounted $ 1.0 million, $ 0 and $ 0.7 million in 2008, 2009 and 2010, respectively.

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

Note 2g to our financial statements describes the write-offs and provisions that we made and recorded in 2008, 2009 and 2010 to reflect the decline in our expectations about the value of inventory, which had become excessive, unmarketable or otherwise obsolete or the inventory of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate. In addition, changes in demand, which result in increased demand for our products, may lead to utilization of our previously written-off products. Note 2g to our financial statements describes the effect of the utilization of the related products of our prior years’ written-off components, which are reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized.

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

Goodwill and long-lived asset impairment. We review goodwill for impairment annually and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with ASC 350 “Intangibles – Goodwill and Others”.

Goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company's reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit's carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

For purposes of testing goodwill, in accordance with ASC 350, we operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used the Discount Cash Flow (DCF) model based on the assumption that we are a going concern. During 2010, as a result of the global economic downturn that had negatively affected our business results and a significant reduction in the Company's market capitalization, we determined that there would be no implied value attributable to our reporting unit goodwill. As a result of the goodwill impairment, as of December 31, 2010, we no longer had a goodwill balance on our balance sheet. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the DCF model under the income approach for 2010 were five years of projected net cash flows. We considered historical rates and current market conditions when determining the discount and growth rates to use in our analyses. We corroborate the fair values using the Market Approach. We evaluate the reasonableness of the estimated fair value of our reporting unit by reconciling to our market capitalization. This reconciliation allows us to consider market expectations in corroborating the reasonableness of the fair value of our reporting unit. As a result, goodwill in the amount of $57.1 million was written-off.

In accordance with ASC 360 “Property, Plant and Equipment” and ASC 205 “Presentation of Financial Statements”, we perform tests for impairment of long-lived assets whenever events or circumstances suggest that other long-lived assets may not be recoverable. This analysis differs from our goodwill analysis in that impairment is only deemed to have occurred if the sum of the forecasted undiscounted future cash flows related to the assets are less than the carrying value of the asset we are testing for impairment. If the forecasted cash flows are less than the carrying value, then we are required to write down the carrying value to its estimated fair value based primarily upon forecasted discounted cash flows. Based on the impairment test performed as of December 31, 2010, no impairment was identified.

These forecasted discounted cash flows include estimates and assumptions related to revenue growth rates and operating margins, future economic and market conditions and determination of appropriate market comparables. Our estimates of market segment growth and our market segment share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. Our business consists of both established and emerging technologies, and our forecasts for emerging technologies are based upon internal estimates and external sources rather than historical information. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. We also performed a sensitivity analysis for the two key assumptions used in our annual goodwill impairment test and determined the weighted average cost of capital and our permanent growth.

The overall result in our analysis is that the estimated fair value of our reporting unit is below its carrying value and as a result we determined that there would be no implied value attributable to our reporting unit goodwill.

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

Stock-Based Compensation Expense.  We account for equity-based compensation in accordance with ASC 718 “Compensation - Stock Compensation”. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Stock-based compensation expense recognized under ASC 718 for 2008,  and 2010 was $7.6 million, $4.2 million and $3.3 million, respectively. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted. Our stock based compensation expense decreased in 2010 as a result of updating several parameters in our stock-based compensation calculation due to the cost reduction that we implemented during the year and a decrease in the number of our principal granted options.

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model and for restricted stock units and options granted with par value exercise price, the fair value is calculated by multiplying the share price at the date of grant with the number of options granted. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States bonds treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use historical behavioral patterns rates of employee groups by job classification. In 2010, the expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. Our expected dividend rate is zero since we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future.

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

ASC 740-10-55 requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. ASC 740-10-55 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with FASB ASC 740 “Income Taxes”. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

Contingencies. We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for any contingencies are made after careful analysis of each individual claim. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. See “Item 8A Financial Information Finance – Consolidated Statements and Other Financial Information – Legal Proceedings.”

Results of Operations

The following tables present our total revenues attributed to the geographical regions based on the location of our customers for the years ended December 31, 2008, 2009 and 2010:

	2008		2009		2010
	Total		Total		Total
	Revenues	Percentage	Revenues	Percentage	Revenues	Percentage
	In thousands	Of sales	In thousands	Of sales	In thousands	Of sales
Israel	$1,254	0.4%	$697	0.3%	$718	0.3%
North America (including the United States and Canada)	42,683	15.2%	23,242	9.5%	47,517	23.1%
Europe (excluding France, Italy, Spain and Denmark)(1)	61,799	22.0%	24,398	9.9%	20, 415	9.9%
France	12,047	4.3%	17,252	7.0%	11,049	5.4%
Italy	11,873	4.2%	19,281	7.9%	17,333	8.4%
Spain	11,301	4.0%	9,734	4.0%	14,186	6.9%
Denmark	19,378	6.9%	35,483	14.5%	7,115	3.5%
Africa (excluding Nigeria)(1)	37,034	13.2%	41,726	17.0%	26,191	12.7%
Nigeria	1,515	0.5%	167	0.1%	12,902	6.3%
Asia	29,214	10.4%	27,890	11.4%	21,514	10.5%
Latin America (excluding Argentina) (1)	47,098	16.7%	29,313	12.0%	21,980	10.7%
Argentina	6,085	2.2%	16,056	6.4%	4,895	2.3%
	$281,281	100%	$245,239	100%	$205,815	100%

(1)
We have listed Italy, Spain, Denmark, France, Nigeria and Argentina separately within this table because each of these countries generated at least 5% of our total revenues during at least one of the last 3 years.

The following tables set forth, for the periods indicated, selected items from our consolidated statement of operations in U.S. dollars in thousands and as a percentage of total sales:

	Year Ended December 31,
	2008	2009	2010
	(In thousands)
Sales	$281,281	$245,239	$205,815
Cost of sales	144,326	128,461	128,578
Write-off of excess inventory and provision for inventory purchase commitments	3,457	3,993	4,897
Gross profit	133,498	112,785	72,340

Operating costs and expenses:
Research and development, gross	69,952	54,674	41,744
Less – grants and participations	10,273	3,884	3,027
Research and development, net	59,679	50,790	38,717
Selling and marketing	60,521	52,022	43,376
General and administrative	18,813	15,087	19,920
Amortization of intangible assets	1,327	132	130
Impairment of investment	-	1,554	-
Impairment of goodwill and intangible assets	-	-	57,110
Restructuring and other related expenses	2,914	2,787	3,573
Total operating expenses	143,254	122,372	162,826
Operating loss	(9,756)	(9,587)	(90,486)
Other (loss) income	-	731	(7,000)
Financial income (expenses), net	4,297	1,668	(99)
Loss before tax	(5,459)	(7,188)	(97,585)
Taxes on income	-	-	894
Net income (loss)	$(5,459)	$(7,188)	$(98,479)

	Year Ended December 31,
	2008	2009	2010
	(As a percentage of sales)
Statement of Operations Data:
Sales	100.0%	100.0%	100.0%
Cost of sales	51.3	52.4	62.5
Write-off of excess inventory and provision for inventory purchase commitments	1.2	1.6	2.3
Gross margin	47.5	46.0	35.2
Operating costs and expenses:
Research and development, gross	24.9	22.3	20.3
Less – grants and participations	3.7	1.6	1.5
Research and development, net	21.2	20.7	18.8
Selling and marketing	21.5	21.2	21.1
General and administrative	6.7	6.2	9.7
Amortization of intangible assets	0.5	0.1	0.1
Impairment of investment	-	0.6	-
Impairment of goodwill and intangible assets	-	-	27.7
Restructuring and other related expenses	1.0	1.1	1.7

Total operating expenses	50.9	49.9	79.1
Operating loss	(3.4)	(3.9)	(43.9)
Other (loss) income	-	0.3	(3.4)
Financial income (expenses), net	1.5	0.7	0.1))
Loss before tax	(1.9)	(2.9)	(47.4)
Taxes on Income	-	-	0.4
Net income (loss)	(1.9)%	(2.9)%	(47.8)%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Sales. Sales in 2010 were approximately $205.8 million, a decrease of approximately 16.1% compared to sales of approximately $245.2 million in 2009. In 2010, BreezeMAX revenues totaled approximately $147.5 million or 71.9% of total revenue, compared to approximately $179.0 million or 73.0% of total revenue in 2009, a decrease of approximately 17.6% compared to the 2009 BreezeMAX revenues.  The decrease of our total sales in 2010 resulted primarily due to the postponement of some WiMAX projects as a result of the unfavorable general economic conditions, which influenced some of our clients, and delays in allocating spectrum in several countries as well as the intense competition which we faced, in particular by Chinese vendors.  Our revenues in 2010 from non-WiMAX broadband wireless products decreased approximately 12.7% compared to the previous year.

Sales in Europe, the Middle East and Africa reached approximately 53.4% of our sales in 2010 and totaled approximately $109.9 million, which represents a decrease of approximately 26.2% compared to our 2009 sales in this region which were approximately $148.7.million or 60.7% of our sales. Sales in Central and Latin America accounted for 13.1% of our sales in 2010 compared to 18.5% of our sales in 2009. Sales in North America accounted for approximately 23.1% of our sales in 2010, compared to 9.5 % in 2009. The main reason for the increase in our sales in North America was due a deployment to a large customer which we performed in 2010. Sales in Asia Pacific accounted for approximately 10.5% of our sales in 2010 compared to approximately 11.4% in 2009 in this region.

In 2010, no customer accounted for more than 10% of our revenues, compared to 2009, when one customer accounted for more than 15% of revenues. Because of the nature of our agreements and the associated large initial payments due, the identity of major customers generally varies from quarter to quarter and we do not believe that we are materially dependent on any one specific customer or any specific small number of customers.

        Cost of sales.  Cost of sales consists primarily of cost of components, product manufacturing and assembly, labor, overhead and other costs associated with production. Cost of sales was approximately $128.6 million in 2010, compared to cost of sales of approximately $128.5 million in 2009. Cost of sales as a percentage of sales increased to approximately 62.5% in 2010 from approximately 52.4% in 2009. This increase is primarily attributable to the change in the mix of the products that comprised our revenues in 2010. As the market continues to move towards standardization and more players enter into this market making it more competitive for us, and as we shift the mix of products that comprise our revenues, such as an increase in the volume of lower-margin third party products and turnkey projects, our cost of sales as a percentage of sales increased.

Write-off of excess inventory and provision for inventory purchase commitments. We periodically assess our inventories valuation in accordance with obsolete and slow-moving items based on revenue forecasts and technological obsolescence. If  inventories on-hand exceed our estimates or become obsolete, for example, due to the transition in demand from non-WiMAX to WiMAX products, the inventory is written down or written off.  This would result in a charge to our statement of operations and a corresponding reduction in our inventory and shareholders’ equity. Changes in demand for our products and in our estimates for demand create changes in provisions for obsolete inventory. As part of our ordinary course of business we evaluate, on a quarterly basis, our actual inventory needs versus our sales projections and write-off excess inventory and un-cancelable purchase commitments from our suppliers and subcontractors. As a result, we record charges related to the write-off of excess inventory and accrued a provision for inventory purchase commitments of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales that we did not consummate. Primarily as a result of the decrease of our sales, our write-off of excess inventory and our accrual of a provision for inventory purchase commitments increased and amounted in the aggregate to approximately $4.9 million for the year ended December 31, 2010 compared to approximately $4.0 million for the year ended December 31, 2009.

Inventory utilization. We perform periodically an inventory evaluation model in order to align our inventory levels to the market conditions and anticipated customer demand. In 2010 and 2009, approximately $0.4 million and $0.6 million, respectively, of inventory previously written-off consistent with our inventory evaluation model was used as components in our regular production course and was sold as finished goods to end users.  The sales of these related manufactured products were reflected in our revenues without increasing the cost of sales in the period the inventory was utilized. This inventory utilization increased our gross margin by 0.2% in 2010 and by 0.2% in 2009.

If the demand for our products suddenly and significantly decreased, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology, standardization and customer requirements, we could be required to increase our write-off of excess inventory, and our gross margin could be adversely affected. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times compared to the risk of inventory obsolescence. However, if the demand for our products increases beyond our expectations following write-down of inventory, we may further utilize our written down inventory. Such utilization may contribute to our gross margin in future periods. We cannot predict the likelihood of utilizing previously written-off inventory in future operations.

Research and development expenses, net.  Gross research and development expenses consist primarily of employee salaries, development-related raw materials and subcontractors, and other related costs partially offset by research and development funding. Gross research and development expenses were approximately $41.7 million in 2010, a decrease of approximately 23.8% compared to gross research and development expenses of approximately $54.7 million in 2009. This decrease is primarily attributable to the restructuring plans that the Company implemented during 2010 and 2009.  Gross research and development, as a percentage of sales was 20.3% in 2010, compared to 22.3% in 2009.  Grants and other participations for funding approved research and development projects totaled approximately $3.0 million in 2010 and $3.9 million in 2009. Research and development expenses, net, were approximately $38.7 million in 2010, compared to approximately $50.8 million in 2009.

Selling and marketing expenses.  Selling and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in selling and marketing activities, promotion, advertising, trade shows and exhibitions, travel and related expenses. Selling and marketing expenses were approximately $43.4 million in 2010, a decrease of approximately 17% compared to selling and marketing expenses of approximately $52.0 million in 2009.  This decrease is primarily attributable to the cost reduction plan that the company implemented during 2010. Selling and marketing expenses as a percentage of sales was 21.1% in 2010 compare to 21.2% in 2009.

General and administrative expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance, insurance costs, professional fees and other administrative costs.  General and administrative expenses were approximately $19.9 million in 2010, an increase of approximately 32% compared to general and administrative expenses of approximately $15.1 million in 2009. This increase is related primarily to the $3.6 million addition to the company’s provision for doubtful accounts.  General and administrative expenses as a percentage of sales increased to 9.7% in 2010 from 6.2% in 2009.

Amortization of intangibles assets.  As a result of our mergers and acquisitions activity in prior years, we had annual amortization charges of approximately $0.1 million recorded in 2010 and 2009.

Impairment of investment. During 2010 the company did not book any impairment of investment compared to$1.6 million in 2009.

Impairment of goodwill. During 2010, the company incurred impairment of goodwill in amount of $57.1 million. For further information regarding these charges, see Item 5.– “A Critical Accounting  Principles —Goodwill”.

Restructuring costs. During 2010 and 2009, we implemented separate restructuring plans including the layoff of approximately 160 employees in 2010 and approximately 90 employees in 2009 as well as the vacating of certain leased premises.

As a result, we recorded a restructuring charge of approximately $3.6 million in 2010 and approximately $2.8 million in 2009, which primarily consists of employees' termination benefits, lease abandonment and repayment of grants.

Financial income, net.  Financial expense, net, was $0.1 million in 2010, a decrease of approximately 105.9% compared to financial income, net, of approximately $1.7 million in 2009.  The decrease in financial income is attributed mainly to decreased yields on investments compared to the previous year due to the decrease in our investment balances and the global interest rates.

Other loss. During 2010, the Company incurred impairment of short term investment in an amount of $7.0 million, resulting from purchasing from one of our customers subordinated convertible promissory notes  (See note 6 to our consolidated financial statements), compared to a net income in 2009 of $0.7 million, which was received as additional proceeds  in connection with the LGC transaction.

Net income (loss).  In 2010, net loss was approximately $(98.5) million, compared to a net loss of approximately $(7.2) million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Sales. Sales in 2009 were approximately $245.2 million, a decrease of approximately 13% compared to sales of approximately $281.3 million in 2008. In 2009, BreezeMAX revenues totaled approximately $179 million or 73% of total revenue, compared to approximately $171 million or 61% of total revenue in 2008.  The decrease of our total sales in 2009 resulted primarily due to the postponement of some WiMAX projects, as a result of the unfavorable general economic conditions and delays in allocating spectrum in several countries. Our revenues from non-WiMAX broadband wireless products decreased approximately 40% compared to the previous year, reflecting a shift toward the WiMAX platform and the ongoing decline in legacy products.

Sales in Europe, the Middle East and Africa reached approximately 60.7% of our sales in 2009 and totaled approximately $149 million, which represents a decrease of approximately 4.5% compared to our 2008 sales in this region which were approximately $156.million. Sales in Central and Latin America accounted for 18.5% of our sales in 2009 compared to 18.9% of our sales in 2008. Sales in North America accounted for approximately 9.5% of our sales in 2009, compared to 15.2% in 2008.  Sales in Asia Pacific accounted for approximately 11.4% of our sales in 2009 compared to approximately 10.4% in 2008 in this region.

In 2009, one customer accounted for 15% of revenues, compared to no customers that accounted more than 10% of revenues in 2008 and 2007.

Cost of sales.  Cost of sales was approximately $128.5 million in 2009, a decrease of approximately 11% compared to cost of sales of approximately $144.3 million in 2008. Cost of sales as a percentage of sales increased to approximately 52.4% in 2009 from approximately 51.3% in 2008. This increase is primarily attributable to the change in the mix of products that comprise our revenues. As the market continues to move towards standardization and more players enter into this market making it more competitive for us, and as we shift the mix of products that comprise our revenues, such as an increase in the volume of lower-margin third party products, our cost of sales as a percentage of sales increased.

Write-off of excess inventory and provision for inventory purchase commitments. Primarily as a result of the decrease of our sales, our write-off of excess inventory and our accrual of a provision for inventory purchase commitments increased and amounted in the aggregate to approximately $4.0 million for the year ended December 31, 2009 compared to approximately $3.5 million for the year ended December 31, 2008.

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

Research and development expenses, net.  Gross research and development expenses were approximately $54.7 million in 2009, a decrease of approximately 21.8% compared to gross research and development expenses of approximately $70 million in 2008. This decrease is primarily attributable to the different restructuring plans that the Company implemented during 2009 and 2008. Gross research and development, as a percentage of sales was 22.3% in 2009, compared to 24.9% in 2008.  Grants and other participations for funding approved research and development projects totaled approximately $3.9 million in 2009 and $10.3 million in 2008. Research and development expenses, net, were approximately $50.8 million in 2009, compared to approximately $59.7 million in 2008.

Selling and marketing expenses.  Selling and marketing expenses were approximately $52.0 million in 2009, a decrease of approximately 14% compared to selling and marketing expenses of approximately $60.5 million in 2008.  This decrease is primarily attributable to the cost reduction plan that the company implemented during 2009 and 2008. Selling and marketing expenses as a percentage of sales decreased to 21.2% in 2009 from 21.5% in 2008.

General and administrative expenses. General and administrative expenses were approximately $15.1 million in 2009,a decrease of approximately 20% compared to general and administrative expenses of approximately $18.8 million in 2008. This decrease is also related primarily to the cost reduction plan that the company implemented during 2009 and 2008.  General and administrative expenses as a percentage of sales decreased to 6.2% in 2009 from 6.7% in 2008.

Amortization of intangibles assets.  As a result of our mergers and acquisitions activity in prior years, we had annual amortization charges of approximately $0.1 million recorded in 2009, compared to $1.3 million in 2008. The decrease is a result of the completion of amortization of intangible assets with useful lives of 3.75 years in 2008.

Impairment of investment. During 2009, the company recorded impairment of the investment in affiliate in the amount of $1.6 million.

Restructuring costs. During 2009 and 2008, we implemented cost reduction plans including the layoff of approximately 90 employees in 2009 and approximately 100 employees in 2008. We recorded a restructuring charge of approximately $2.8 million in 2009 and approximately $2.9 million in 2008, which primarily consists of employees' termination benefits, lease abandonment and repayment of grants.

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

To protect against exchange rate fluctuations, we have instituted several foreign currency hedging programs.  These hedging activities consist of cash flow hedges of anticipated NIS payroll and forward exchange contracts to hedge certain trade payables in NIS. In 2010, the majority of the cash flow hedges were effective.  For more information, see "Item 11—Qualitative and Qualitative Disclosures About Market Risk".

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	Israeli devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation %

2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7

We cannot assure you that we will not be materially and adversely affected in the future if the appreciation of the NIS against the U.S. dollar continues or, that in the event the dollar appreciates against the NIS, the inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

For a discussion of certain policies or factors relating to our being an Israeli company and our location in Israel, see "Item 3—Key Information—Risk Factors—Risks Related to Our Location in Israel".

B.	LIQUIDITY AND CAPITAL RESOURCES

The following sections discuss the effects of changes in our balance sheets, cash flows and commitments on our liquidity and capital resources.

Balance Sheet and Cash Flows

Total cash, cash equivalents, short-term and long-term marketable securities and deposits were $83.3 million as of December 31, 2010, a decrease of approximately $35.2 million or 29.7% from $118.5 million at December 31, 2009.  Total cash, cash equivalents, short-term and long-term marketable securities and deposits as of December 31, 2009 reflect a decrease of approximately $22.1 million or 15.7% from $140.6 million at December 31, 2008.

Total cash and cash equivalents as of December 31, 2010 were $61.3 million, a decrease of $7.8 million or 11.3% from $69.1 million at December 31, 2009. The decrease resulted mainly from decrease in our revenue and a high level of operating expenses in proportion to our revenue.  Total cash and cash equivalents as of December 31, 2009 were $69.1 million, an increase of $5.4 million or 8.5% from $63.7 million at December 31, 2008.

Our operating activities used cash of approximately $22.4 million and $15.5 million in 2010 and 2009, respectively, and provided cash of approximately $9.0 million in 2008. The cash flows used in operating activities for 2010 consisted primarily of adjusted net loss, (net loss was adjusted for non-cash activities, including impairment of goodwill and short term investment, stock-based compensation expenses, depreciation of fixed assets) plus an increase in inventories, an increase in other accounts receivable and prepaid expenses and a decrease in other accounts payable and accrued expenses, offset by an increase in trade payables and a decrease in trade receivables. The cash flows used in operating activities for 2009 consisted primarily of net loss adjusted for non-cash activities, including stock-based compensation expenses, depreciation of fixed assets and impairment of investments in affiliates plus a decrease in other accounts receivable and prepaid expenses and a decrease in inventories, fully offset by an increase in trade receivables, a decrease in trade payables and a decrease in other accounts payable and accrued expenses. The positive cash flow from operating activities for 2008 consisted primarily of adjusted net loss. (net loss was adjusted for non-cash activities, including stock-based compensation expenses, depreciation of fixed assets and amortization of intangible assets) plus an increase of trade payables and other accounts payables and accrued expenses, partially offset by an increase in trade receivables, inventories and other accounts receivables

Our investing activities provided cash of approximately$14.5 million, $20.5 million and $6.9 million in 2010, 2009 and 2008, respectively. Our investing activities consist mainly of investments in bank deposits, marketable securities and fixed assets. In 2010, our investing activities provided proceeds from the maturity of marketable securities, proceeds from maturity of bank deposits, which were partially offset by investments in bank deposits, marketable securities and fixed assets and investment in convertible promissory notes of one of our customers. In 2009, our investing activities provided proceeds from the maturity of marketable securities, proceeds from maturity of bank deposits, as well as the remaining proceeds from the LGC transaction (under which we sold our CMU to LGC Wireless, Inc during November 2006) which were partially offset by investments in bank deposits, marketable securities and fixed assets. In 2008, our investing activities provided proceeds from maturity of marketable securities as well as proceeds from LGC transaction which were partially offset by investments in bank deposits, marketable securities and fixed assets.

Capital expenditures were approximately $5.0 million, $7.2 million and $10.8 million in 2010, 2009 and 2008, respectively.  These expenditures principally financed the purchase of research and development equipment and manufacturing equipment.

Our financing activities provided cash of approximately $0.1 million in 2010, $0.4 million in 2009, and used cash of approximately $4.3 million in 2008. In 2010 and 2009, the amount of cash provided was attributable to proceeds from the issuance of shares in connection with the exercise of employees’ options in the amount of approximately $0.1 million and$0.4 million, respectively. In 2008, the amount of cash used was attributable primarily to the repurchase of our shares in the amount of $5 million, partially offset by the proceeds from the issuance of shares in connection with the exercise of employees' options, in the amount of approximately $0.7 million.

We expect that cash provided or used by operations may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment timing, accounts receivable collections, inventory management, and the timing of other payments and investments.

Accounts Receivable, Net.  Accounts receivable, net was $49.9 million and $65.5 million as of December 31, 2010 and 2009, respectively. DSOs as of December 31, 2010, December 31, 2009 and December 31, 2008 were 89 days, 97 days and 78 days, respectively. The decrease in the accounts receivable balance in 2010 is mainly a result of the decrease in DSOs combined with the global economic slowdown, aggressive competition and the crunch in the global capital markets.   Our DSOs in 2010 ranged between 80 and 120 days.

Inventories.  Inventories were $56.1 million as of December 31, 2010 compared to $36.0 million as of December 31, 2009. This increase of inventory was mainly due to large procurements that the company made in order to cover itself for large projects which were planned to be implemented during 2010. Inventories consist of raw materials; work in process and finished goods and inventories at customer sites that are not recognized as revenues yet. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We are focusing our operational efforts to increase inventory turns in order to enhance our responsiveness to future customers’ needs and market changes.  Our inventory turns were approximately 2.3 times in 2010 and approximately 3.6 times in 2009.

WORKING CAPITAL

Our working capital from continuing operations was approximately $110.0 million as of December 31, 2010 compared to $132.8 million as of December 31, 2009 and $115.8 million as of December 31, 2008.

Commitments

Leases.  We lease office space in several worldwide locations. Rent expense totaled $6.4 million, $6.8 million and $7.3 million in 2010, 2009 and 2008, respectively. We lease certain computers under operating lease agreements which expire in 2013. Computer leasing expenses totaled $0.5 million, $0.5 million and $0.6 million in 2010, 2009 and 2008, respectively. We also lease various motor vehicles under operating lease agreements, which expire in 2013.  Motor vehicles leasing expenses were $3.0 million, $3.6 million and $3.4 million in 2010, 2009 and 2008, respectively. The vast majority of the motor vehicle leasing expenses are charged back to our employees.

Future annual minimum lease payments under all non-cancelable operating leases as of December 31, 2010 were as follows (in thousands):

	Rental of premises	Lease of computers	Lease of motor vehicles

2011	$5,582	$257	$1,461
2012	4,654	154	660
2013	1,690	37	78
2014	135	-	-
2015	45	-	-
	$12,106	$448	$2,199

The following table of our material contractual obligations as of December 31, 2010 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated (in thousands)

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Rental Lease	$12,106	$5,582	$6,344	$180		$-
Motor Vehicle Lease	2,199	1,461	738	-		-
Computers Lease	448	257	191	-		-
Severance pay and long term employee liabilities	2,712	-	2,712	-		-
Other long-term liabilities	2,346	-	2,346	-		-
Total	$19,811	$7,300	$12,331	$180	$

Royalties. We participated in programs sponsored by the OCS of the Israeli Government for the support of research and development activities. We are obligated to pay royalties to the OCS amounting to 3%-5% of the sales of the products and other related revenues generated from certain research and development projects, up to 100% of the amount granted by the OCS. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required. We did not receive grants-bearing royalties from the OCS during the years 2006 until 2010.

During 2010, we paid or accrued royalties to the OCS in the amount of $0.3 million.  As of December 31, 2010, the aggregate contingent liability to the OCS amounted to $8.7 million.

        Treasury stock.  As of December 31, 2010, we repurchased an aggregate of 5,246,772 ordinary shares, which appear on our balance sheet as treasury stock, pursuant to our two repurchase programs, the 2002 repurchase program and the 2008 repurchase program, as stipulated below. In October 2008, following the approval of our board of directors and the receipt of a court approval, we were authorized to use up to $30 million of our available cash to repurchase our shares. Through December 31, 2010 we repurchased under this second repurchase program 1,449,999 ordinary shares at a weighted average price of approximately $3.44 per share for an aggregate of $5.0 million.  We have not repurchased any shares in 2009 and 2010.  See Item 16E "Purchases of Equity Securities by the Issuer and Affiliated Purchasers" for additional information.

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

FUTURE NEEDS

We believe our cash balances and investments and governmental research and development grants will be sufficient to satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments, future customer financings, and other liquidity requirements associated with our existing operations through at least the next twelve months. We believe that the most strategic uses of our cash resources include working capital, strategic investments to gain access to new technologies, acquisitions and financing activities. There are no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources. However, if our operations do not generate cash to the extent currently anticipated by us, or if we grow more rapidly than currently anticipated, it is possible that we will require more funds than anticipated.  We expect that these sources will continue to finance our operations in the long term, and will be complemented, if required, by private or public financing.

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

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

As described below, several of our manufacturing facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income.

According to the provision of the law, we have elected the “alternative benefits” track provisions of the Investment Law, pursuant to which we have waived our right to grants and instead receive a tax benefit on undistributed income derived from the “Approved Enterprise” program. The tax benefits under the Investment Law may not be available with respect to income derived from products developed and manufactured outside of Israel or developed manufactured in Israel but outside of the Approved Enterprises mentioned above and may be affected by the current location of our facilities in Israel.  The relative portion of taxable income that should be allocated to each Approved Enterprise and expansion is subject to the fulfillment of covenants with the tax authorities.

Several of our facilities have been granted Approved Enterprise status:

(i)  Nazareth Facilities: On December 31, 1997, our production facilities in Nazareth were granted Approved Enterprise status.  Subject to compliance with applicable requirements, the income derived from the Nazareth Approved Enterprise is tax exempt for a period of 10 years.

The periods of tax benefits with respect to Nazareth Approved Enterprises will commence with the first year in which we earn our taxable income and exhaust our accumulated tax loss carry forwards.  The period of tax benefits for the Approved Enterprises are subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval (these limits do not apply to the exemption period).  The period of benefits for Nazareth plan has not yet commenced and have expired in 2009.

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

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if we had not elected the alternative system of benefits, currently between 10% - 25% for an “Approved Enterprise.” As of December 31, 2010, our accumulated deficit does not include tax-exempt profits earned by our “Approved Enterprise.”

On April 1, 2005, tax benefits under the amendment to the Investment Law came into effect (the "Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center. The Investment Center is a statutory body in Israel responsible for providing certain grants and/or tax benefits subject to certain criteria and limitations. These criteria set for the approval of a facility as a “Privileged Enterprise,” include a generally required provision that at least 25% of the Privileged Enterprise’s income must be derived from export. Additionally, the Amendment enacted major changes concerning the manner in which tax benefits are awarded under the Investment Law so that companies no longer require the Investment Center's approval in order to qualify for tax benefits. However, the Amendment provides that terms and benefits that were included in any certificate of approval which was already granted will remain subject to the provisions of the law as they were on the date of such approval.

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to elect to apply (the waiver is irrevocable) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

Status Expansion of our Production Facilities: Under the Amendment, in 2005 and 2007, we submitted an expansion request for additional “Privileged Enterprise” approval regarding our production facilities. A portion of the income derived from this “Privileged  Enterprise” will be tax-exempt for a period of 10 years and the rest will be taxed at a reduced rate of 10% to 25% (depending on the percentage of foreign investment in the Company). The 10-year period of benefits will commence with the first year in which we earn taxable income.

Our Israeli company had no taxable income since inception nor any profit under our Approved or Privileged Enterprise plans.

As of December 31, 2010, Alvarion Ltd. had an available tax loss carry forward amounting to approximately$181 million, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

As of December 31, 2010, the Company had approximately $27.4 million in US federal net operating loss carry forward for income tax purposes, which can be carried forward and offset against taxable income for 20 years and expire between 2011 and 2027. The state tax losses carry forwards of the U.S. subsidiaries are approximately $8.2 million and this balance will expire between 2011 through 2017.

The state and federal tax loss carry forwards per income tax returns filed included uncertain tax positions that were taken in prior years.  Due to the application of ASC 740-10, the filed net operating losses are greater than the net operating loss deferred tax asset which was recognized for financial statement purposes.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions (“annual limitations”) of the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Because we have more than one “Approved Enterprise", and/ or “Privileged Enterprise” our effective tax rate in Israel will be a weighted combination of the various applicable tax rates. We are likely to be unable to take advantage of all tax benefits in Israel for an Approved Enterprise, which would otherwise be available to us, because a portion of our operations may be considered by the Israeli tax authorities as generated in areas that are defined as non-Approved or non-Privileged Enterprise areas.  In addition, because the tax authorities customarily review and reassess existing tax benefits granted to merging companies, and we have yet to finalize with the tax authorities the status of our tax benefits following the Floware merger and the InnoWave acquisition, we cannot assure you that the tax authorities will not modify the tax benefits that we enjoyed prior to these transactions.

Our effective corporate tax rate may substantially exceed the Israeli tax rate.  Our France, Romania, Brazil, Hong-Kong, Singapore, Japan, Mexico, Poland, Israel, Uruguay, Spain, UK, South-Africa, Italy, Argentina, Ecuador, Costa Rica, India, Chile, Indonesia, Taiwan and Philippines subsidiaries will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in other jurisdictions where we own assets, have employees or conduct activities.  Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

Government Grants

Under an arrangement entered during 2003 with the OCS in Israel’s Ministry of Industry and Trade we participate in new OCS programs under which we are eligible to receive grants for research and development projects without any royalty repayment obligations, excluding OCS programs grants resulting from InnoWave’s former operations, which were not included in this arrangement.

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

We also participate in certain governmental programs in Spain and in Romania, which finance certain local research and development projects.

In addition we participate in the BuNGEE (researching for high capacity density deployments targeting 1Gbs/km^2) and Flavia (Flexible Architecture for Virtualizable wireless future Internet access) projects, which are a consortium of commercial companies and academy institutes from Europe and Israel.

All  of these programs provide grants without any royalty obligations. The programs are expected to last between two and three years.  If we are unable to meet the terms of these programs we may be required to return the grants received.

Recently Issued Accounting Standards

1.            Adoption of New Accounting Standards during the period

ASU 2010-06 - In January 2010, the FASB updated the "Fair Value Measurements Disclosures" codified in ASC 820. More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this update became effective as of the first quarter ended December 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting of December 31, 2011. The adoption of the new guidance did not have a material impact on its consolidated financial statements.

2.            Recently issued accounting Standards

ASU 2009-13 and ASU 2009-14 - In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement consideration. These amendments establish a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and 2009-14 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has not early adopted the guidance and determined that the new guidance would not have a material impact on its consolidated financial statements.

ASU 2010-20 – In July 2010, the FASB issued ASU 2010-20 Receivables (Topic 310), disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The update requires entities to provide extensive new disclosures in their financial statements about their financing receivables, including credit risk exposures and the allowance for credit losses. Entities with financing receivables will be required to disclose, among other things: i) A rollforward of the allowance for credit losses, ii) Credit quality information such as credit risk scores or external credit agency ratings, iii) Impaired loan information, iv) Modification information and v) Nonaccrual and past due information. Trade receivables with maturities of one year or less that arose from sales of goods or services are excluded from the scope of the new disclosures. This guidance is effective as of the end of a reporting period for interim and annual reporting periods ending on or after December 15, 2010, related to disclosures of financing receivables. The financing receivables disclosures related to activity that occurs during a reporting period (e.g., the rollforward of the allowance for credit losses and the modification disclosures) are required to be adopted by public entities for interim and annual reporting periods beginning on or after December 15, 2010. The Company is currently evaluating the impact on its consolidated results of operations and financial position related to disclosures of financing receivables under this guidance that is required to be adopted in its 2011 financial statements.

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

As of December 31, 2010, our research and development staff consisted of 286 full time employees.  Our research and development is conducted at our facilities in Israel, Romania and Spain.  We occasionally use independent subcontractors for portions of our development projects.

Our gross research and development expenses were approximately $42 million or 20% of sales in 2010, $55 million or 22% of sales in 2009, and $70 million or 25% of sales in 2008. The Government of Israel and other jurisdictions for funding-approved research and development projects reimbursed us for approximately $10.3 million in 2008, $3.9 million in 2009 and $3.0 million in 2010.

D.	TREND INFORMATION

See “—Operating Results—2010 Highlights” and “Item 3—Key Information—Risk Factors”.

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “—Liquidity and Capital Resources—Working Capital—Commitments”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists the name, age and position of each of our directors and executive officers as of May 23, 2011:

Name	Age	Position

Anthony Maher	65	Chairman of the Board of Directors (1)(4)(5)
Benny Hanigal	61	Director (1)(5)
Professor Raphael Amit	63	Director(1)(2)(3)(4)
Robin Hacke	51	Director (1)(2)(3)(5)
Amnon Yacoby	60	Director (1)(3)(4)
Brian Protiva	46	Director (1)
Doron Inbar	61	Director (1)(3)
Ng Eng Ho	57	Director (1)
Eran Gorev	46	Chief Executive Officer and President
Lior Shemesh	40	Chief Financial Officer
Mohammad Shakouri	48	Corporate Vice President, Innovation and Marketing
Avi Mazaltov	48	President, Operations and Infrastructure Division
Gadi Bahat	47	President, Customers’ Business Division
Ofer Karp	40	President, Wireless Business Division
Shai Ben-Tovim	34	Corporate Vice President, Strategy
Haim Srur	46	Corporate Vice President, Human Resources

(1)	“Independent Director” under rules of the SEC, NASDAQ Marketplace Rules and the Israeli Companies Law (see explanation below).

(2)	“External Director” within the meaning of the Israeli Companies Law (see explanation below).

(3)	Member of our audit committee.

(4)	Member of our compensation committee.

(5)	Member of our nominating and corporate governance committee.

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

Mr. Brian Protiva has served as a member of our board of directors since September 2010.  Mr. Protiva is the Chief Executive Officer of ADVA Optical Networking ("ADVA"), a global provider of intelligent telecommunications infrastructure solutions, which he co-founded in 1994.  Prior to Mr. Protiva's appointment as ADVA's CEO in 2001, he was one of ADVA's two managing directors, focused on creating ADVA's marketing, sales and growth strategy.  Prior to co-founding ADVA, Mr. Protiva was managing director at AMS Technologies (now the EGORA Group), which he joined in 1987 and where he focused on co-managing its subsidiaries. Mr. Protiva holds a B.Sc. in electrical engineering from Stanford University, USA.

Mr. Doron Inbar has served as a member of our board of directors since September 2009.  Mr. Inbar is a Venture Partner at Carmel Ventures, an Israeli-based venture capital fund.  He serves as Chairman of C-nario Ltd. a digital signage company. As chairman of Enure networks Ltd. and an active chairman at Archimedes global Ltd., a private health provision and insurance company providing its services in the CIS countries .In addition Mr. Inbar serves as independent on Maccabi Dent Ltd., the largest chain of dental service clinics in Israel. Prior to joining Carmel Ventures in 2006, Mr. Inbar served as President and Chief Executive Officer of ECI Telecom Ltd., having served as President from November 1999 and Chief Executive Officer from February 2000.  Mr. Inbar joined ECI Telecom in 1983 and during his first eleven years with ECI, he served in various positions at its wholly-owned U.S. subsidiary, ECI Telecom, Inc., including Executive Vice President and General Manager. In July 1994, Mr. Inbar returned to Israel to become Vice President, Corporate Budget, Control and Subsidiaries of ECI Telecom Ltd. In June 1996, Mr. Inbar was appointed Senior Vice President and Chief Financial Officer, and he became Executive Vice President in January 1999.  Mr. Inbar holds a bachelors degree in economics and business administration from Bar-Ilan University, Israel.

Mr. Ng Eng Ho has served as a member of our board of directors since September 2009.   Mr. Eng Ho is the Executive Director of Audelia Pte Ltd., an investment and management consultancy company he founded in November 2007.  Prior to founding Audelia Pte Ltd. Mr. Eng Ho served as Executive Vice President (Operations) at ST Technologies Telemedia Pte Ltd., a subsidiary of Temasek Holdings, since December 2005, and as the Deputy President Director of ST Telemedia's Indonesian subsidiary, PT Indosat Tbk, from January 2003 through December 2005.  Prior to that, Mr. Eng Ho was Managing Director of Keppel Telecommunications & Transportation Ltd, (Keppel T&T) from July 1998 to September 2002, after serving in various positions at Keppel T&T and its subsidiaries from September 1990 through June 1998.  Prior to joining Keppel T&T, Mr. Eng Ho was a career officer in the Singapore Armed forces from 1973 through 1990. Mr. Eng Ho received his Bachelor of Science (Telecomm System Engineering) degree (Honors) from the Royal Military College of Science, UK.

Mr. Eran Gorev was appointed as our President and Chief Executive Officer in December 2009. Prior to his appointment, he served from 2005 until 2009 as President and CEO of NICE Systems Inc., the company’s operation in the Americas, and from 2008 until 2009 as NICE’s Chief Business Officer, responsible for driving the company’s global business. Prior to NICE Systems, Mr. Gorev worked for Amdocs from 1996 until 2004, where he was President of the North America Major Clients Division responsible for the company’s business with some of North America's leading communication service providers and media companies, and Corporate Vice President and Head of Worldwide Sales, responsible for leading global sales and business development activities. Mr. Gorev holds an LLB degree from Tel-Aviv University and a joint MBA degree from the Kellogg School of Management, at Northwestern University, and the Recanati School of Business Administration, at Tel-Aviv University.

Mr. Lior Shemesh became our Chief Financial Officer in January 2011, after serving for two years as our Vice President of Finance. Prior to this, he served as Vice President of Finance at Veraz Networks, a provider of softswitch, media gateway and digital compression solutions from May 2003 to October 2008. Before joining Veraz, Lior worked for ECI Telecom, a networking infrastructure provider, from April 2000 to May 2003 as the company Controller, and later as Associate Vice-President of Finance of the Broadband Division. Lior is a Certified Public Accountant in Israel and holds a B.A. in Accounting and Economics, and an M.B.A from Bar-Ilan University.

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

Mr. Gadi Bahat joined Alvarion as President of the Customer Business Division in October, 2010, with global responsibility for regional operations and activities. Mr. Bahat came to Alvarion after successfully leading Olista (a provider of customer experience analytics solutions that enable mobile and broadband operators to increase the success of their service offerings) for two years as CEO and board member, until the company was acquired in May 2010. Prior to joining Olista in September 2008, Mr. Bahat spent over a decade with Comverse, where he held a number of executive management positions including EMEA Group President, International Group President and World Group President. He was also a member of Comverse’s Executive Management team, and was responsible for a P&L of more than $500 million. Before joining Comverse in August 1995, Mr. Bahat held a number of Product Management/Marketing positions at Scitex and RAD Data Communications. Mr. Bahat holds a B.Sc. in Electrical Engineering from the Technion Israel Institute of Technology, and an MBA from Tel-Aviv University.

Mr. Ofer Karp joined Alvarion at the beginning of 2007 as Vice President Marketing in the Broadband Mobility Unit, advancing in 2009 to become General Manager of the Carrier Line of Business and then President of the Wireless Business Division, in the beginning of 2011 when the R&D division was merged into the Wireless Business Division and he assumed the responsibility over the R&D as well. Prior to joining Alvarion, Mr. Karp served for 7 years in various managerial roles in research and development, sales and corporate marketing in Comverse Ltd.  In his last position, Mr. Karp established and led the Email and Personal Information (EPI) Business Unit. Additionally, Mr. Karp completed a legal internship with one of Israel’s leading law firms. Mr. Karp has a first degree in both Law (L.L.B.) and Accountancy (B.A.) completed as part of the honors program at the Hebrew University of Jerusalem, and an M.B.A. (cum laude) from the Interdisciplinary Center (IDC), Herzliya.

Mr. Shai Ben-Tovim was appointed as the company’s Corporate VP, Strategy in February 2011. Mr. Ben-Tovim leads a team responsible for creating a long term strategic framework for Alvarion and identifying new, additional growth engines for the company, strengthen our industry thought leadership and validate that our execution is in line with our long term goals. Prior to this role, Mr. Ben-Tovim was President of Alvarion’s R&D division from August 2009 to January 2011 , responsible for leading product and technology development focused on a broad range of innovative, market-leading products and infrastructure for the broadband wireless industry.  Mr. Ben-Tovim held various management roles in the R&D department since he joined Alvarion at the beginning of 2006.  Mr. Ben-Tovim has a B.A. in Computer Science which he graduated with honors as well as a Law degree (L.L.B) from Tel Aviv University.

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

B.            COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate direct labor costs associated with all of our directors and executive officers as a group (22 persons) for the year ended December 31, 2010 (including persons who served as executive officers and directors during 2010 and did not serve in such capacity as of December 31, 2010) was approximately $3,556,202, which included, with respect to the executive officers, payments made pursuant to their bonus plans and with respect to certain executive officers, payment made pursuant to their separation agreements.  This amount also includes approximately $465,000 that was set aside or accrued to provide pension, retirement, social security or similar benefits.  The amount does not include amounts expended by us for vehicles made available to our officers, expenses, including business travel, professional and business association dues and expenses; reimbursements to directors and officers; and other fringe benefits commonly reimbursed or paid by companies in Israel.  Our directors received an aggregate of approximately $322,083 in cash compensation in 2010.

From time to time, we grant options and awards under our equity incentive plans (described below under Share Ownership) to our executive officers and directors.

Option grants to directors (including the chairman of our board of directors) who are not executive officers are made pursuant to an automatic option grant program.  Non-employee directors who are elected or re-elected to our board of directors are granted upon each of their election or re-election, an option to purchase 30,000 ordinary shares  for the term for which they are elected or re-elected.  The options vest in equal quarterly installments over the term of election or re-election, commencing at the end of the third month following the date of election or re-election.  All options to our non-employee directors pursuant to the automatic option grant program are granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the last trading day immediately preceding the date of the election or re-election.

During 2010, we granted all of our directors and executive officers as a group (22 persons) (including persons who served as directors and executive officers during 2010 and did not serve in such capacity as of December 31, 2010) options to purchase an aggregate of 1,205,000 of our ordinary shares at exercise prices ranging from $ 0.003 to $1.95, with expiration dates ranging from May 3, 2016 to September 7, 2020.

As of December 31, 2010, our directors and executive officers (including persons who served as executive officers and directors during 2010 and did not serve in such capacity as of December 31, 2010) held outstanding options to purchase an aggregate of 7,137,129 ordinary shares, at exercise prices ranging from $ 0.003 to $15.40 with expiration dates ranging from April 2, 2011 to September 7, 2020.

We currently pay each of our non-executive directors (other than the Chairman of our board of directors who provides executive services to Alvarion and is paid separately for those services) an annual fee of $25,000 for the services he or she provides to Alvarion, which annual fee includes payment for the board and committee meetings attended by such director during the year.  In addition, each of the chairs of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is paid an additional annual fee of $25,000.

C.            BOARD PRACTICES

Appointment of Directors and Terms of Office

Our board of directors currently consists of eight members.  Under our articles of association, our board of directors is to consist of between 4 and 10 members.  Our directors are elected by our shareholders at an annual general shareholders meeting.  Our directors generally commence the terms of their office at the close of the annual general shareholders meeting at which they are elected and, other than our external directors, serve in office until the close of the third annual general shareholders’ meeting following the meeting at which they are elected, and may be re-elected by the shareholders.  Annual general shareholders meetings are required to be held at least once every calendar year, but not more than 15 months after the last preceding annual general shareholders meeting.  In the intervals between the annual general meetings of the shareholders, our shareholders or our board of directors may appoint new directors to fill any vacancy created in our board of directors, except for vacancies of an external director.

The terms of office of the directors, including compensation, must be approved, under the Israeli Companies Law, by the audit committee, the board of directors and the general meeting of the shareholders.

Pursuant to a recent amendment to the Israeli Companies Law that will take effect in 2011, compensation arrangements for executive officers who are not directors require the approval of the audit committee and the board of directors.  The approval of the audit committee may be substituted with the approval of the compensation committee, provided that the compensation committee complies with all the requirements prescribed by the Israeli Companies Law regarding composition of the audit committee.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the audit committee is sufficient.

The term of office of Mr. Hanigal will expire at our 2011 annual general meeting of the shareholders; the term of office of Messrs. Maher, Inbar and Eng Ho will expire at our 2012 annual general meeting of the shareholders; and the term of office of Messrs. Yacoby and Protiva will expire at our 2013 annual general meeting of the shareholders.  The terms of office of our external directors, Ms. Hacke and Professor Amit, expire in August 2013 and September 2012, respectively, as described below.

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

A person may not serve as an external director if at the date of the person's election or within the prior two years the person is a relative of the company's controlling shareholder, or the person or his or her relatives, partners, employers, supervisors or entities under the person's control, have or had any affiliation with us or with a  controlling shareholder or relatives of a controlling shareholder, and, in the case of a company without a controlling shareholder or a shareholder holding at least 25% of the voting rights, any affiliation, at the time of election, to the chairman of the board of directors, the chief executive officer, an interested party or the company's most senior finance officer.   Under the Israeli Companies Law, the term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

In addition, a person may not serve as an external director:

•
if the person or his or her relatives, partners, employers, supervisors or entities under the person's control, maintains a business or professional relationship, even if such relationship is not on a regular basis, other than a negligible business or professional relationship, or

•	if the person received compensation as an outside director in excess of the amounts permitted by the Israeli Companies Law and regulations thereunder.

An "office holder" is defined as any managing director, general manager, chief executive officer, executive vice president, vice president, or any other person assuming the responsibilities of any of these positions regardless of that person's title, or any director or any manager directly subordinate to the general manager.  Each person listed in the table under "Director and senior management" in Item 6.A. above is an office holder. A "relative" is defined as a spouse, sibling, parent, grandparent or descendent, or a spouse's descendant, sibling or parent or the spouse of any of the foregoing.  An "interested party" is defined as a holder of 5% or more of our shares or voting rights, any person or entity that has the right to nominate or appoint at least one of our directors or our general manager, or any person who serves as one of our directors or as our general manager.

A person may not serve as an external director if that person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with such person’s ability to serve as a director.  If at the time any external director is to be elected all members of the board of directors that are not controlling shareholders or their respective relatives are of the same gender, then the external director to be elected must be of the other gender.  There is also a restriction on interlocking boards of directors: a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

Under the Israeli Companies Law, each committee of a company’s board of directors is required to include at least one external director, except for the audit committee, which requires that all external directors be members of such committee, including one external director serving as the chair of the audit committee.  The term of office of an external director is three years and may be extended for additional three year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Select Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors that, in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.  An external director can be removed from office only under very limited circumstances.

The external directors must be elected by the majority of the shareholders in a general meeting, provided that either (i) the shares voting in favor of the external director’s election includes at least a majority of the shares of non-controlling shareholders or shareholders who have a personal interest in the election of the external directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or (ii) the total shares of non-controlling shareholders voted against the election does not represent more than two percent of the total voting rights in the company.

Until the lapse of two years from the termination of office, the company, a controlling shareholder and entities under the company's control may not grant the outside director or any of his or her relatives, directly or indirectly, any benefit, or engage the outside director or his or her relatives as an office holder of the company, of a controlling shareholders or of an entity under the company's control, and may not employ or receive services from the outside director or any of his or her relatives, either directly or indirectly, including through a corporation controlled by that person.  The restriction on a relative that is not the spouse or child of the outside director is limited to one year from the termination of office instead of two years.

Ms. Robin Hacke and Professor Raphael Amit qualify as our external directors under the Israeli Companies Law. We have appointed the external directors to the committees of our board of directors as required by the Israeli Companies Law.

Independent Directors

NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, each of whom satisfies the “independence” requirements of NASDAQ, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC.  Our board of directors has determined that each of Mr. Maher, Mr. Hanigal, Professor Amit, Ms. Hacke, Mr. Yacoby, Mr. Inbar, Mr. Ng Ho and Mr. Protiva qualifies as an independent director under the requirements of NASDAQ, and that each of Professor Amit, Ms. Hacke, Mr. Inbar and Mr. Yacoby (who serve on our audit committee) qualifies as an independent director under the requirements of the SEC and NASDAQ.

Under the Israeli Companies Law, an Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in the case the company has a controlling shareholder) will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law, as well as certain other recommended corporate governance provisions.  We have not included such provisions in our articles of association since our board of directors complies with the independence requirements and the corporate governance rules of NASDAQ and the Securities and Exchange Commission regulations.  However, as described above, a majority of our board of directors and all the members of our audit committee consist of directors that comply with the independence criteria prescribed by the Israeli Companies Law.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Pursuant to the Israeli Companies Law and the NASDAQ Marketplace Rules, the board of directors of a public company must appoint an audit committee.  The responsibilities of the audit committee include monitoring the management of the Company’s business and suggesting appropriate courses of action, as well as classifying and approving related party transactions and extraordinary transactions, reviewing the internal auditors audit plan, establishing and monitoring whistleblower procedures, reviewing and recommending on board members compensation and other matters as required by Israeli law and NASDAQ rules.  The audit committee must be comprised of at least three directors, including all the external directors (including one external director serving as the chair of the audit committee).  Our audit committee assists the board of directors in fulfilling its responsibilities to ensure the integrity of our financial reports, serves as an independent and objective monitor of our financial reporting process and internal controls systems, including the activities of our independent auditor and internal audit function, and provides an open avenue of communication between the board of directors and the independent auditors, internal auditor and financial and executive management.

The audit committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder.  Individuals who are not permitted to be audit committee members may not participate in the committee's meetings other than to present a particular issue.  However, an employee who is not a controlling shareholder or relative may participate in the committee's discussions but not in any vote, and the company's legal counsel and corporate secretary may participate in the committee's discussions and votes if requested by the committee.

The members of our audit committee are Professor Amit, Ms. Hacke, Mr. Inbar and Mr. Yacoby, each of whom is an independent director under the requirements of the SEC, NASDAQ and the Israeli Companies Law. Professor Amit qualifies as a financial expert for purposes of the rules of the SEC.  As stated above, Ms. Hacke and Professor Amit qualify as external directors under the Israeli Companies Law.

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of our board of directors consists of  Mr. Maher, Ms. Hacke and Mr. Hanigal. Our board of directors has adopted a nominating and corporate governance committee charter setting forth the responsibilities of the committee, which include:

•	seeking and recommending to the board of directors the nomination of qualified candidates for election to the board of directors;

•	recommending to the board of directors the directors that shall serve on each committee of the board of directors;

•	leading and monitoring a process to assess the effectiveness of the board of directors;

•	developing and recommending to the board of directors a set of corporate governance guidelines, periodically reviewing such guidelines and recommending changes; and

•	overseeing the evaluation of the board of directors.

Financial Statements Review Committee

In connection with a new requirement of the Israeli Companies Law, which became effective on May 14, 2011, we will be required to form a financial statements review committee to review the company's financial statements and make recommendations to our board of directors with respect to the approval of the financial statements and specified issues concerning the financial statements.  The Company's independent accountants are to be invited to each meeting of the committee, and the internal auditor is to be notified in advance of each meeting and shall have the right to participate.  Under the Israeli Companies Law and regulations, the composition and quorum requirements of the financial statements committee are generally the same as the composition and quorum requirements of the audit committee.

Internal Auditor

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor recommended by the audit committee.  The role of the internal auditor is to examine, among other things, whether the company’s acts comply with applicable law and orderly business procedure.  The internal auditor may be an employee of the company but may not be an interested party or office holder, a relative of an interested party or office holder, or a member of the company’s independent accounting firm or its representatives. Our current internal auditor, Mr. Eyal Weitzman, has served in this position since February 2006.

Fiduciary Duties and Approval of Related Party Transactions

Fiduciary Duties. The Israeli Companies Law codifies the fiduciary duties that office holders, which under the Israeli Companies Law includes directors and executive officers, owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.

The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would apply under the same circumstances.  This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his approval or performed by him by virtue of his position, and all other relevant information material to these actions.

The duty of loyalty requires an office holder to act in good faith and for the company’s benefit, including to avoid any conflict of interest between the office holder’s position in the company and any other position held by him or his personal affairs, and prohibits any competition with the company, or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others. This duty also requires disclosing to the company any information or documents relating to the company’s affairs that the office holder has received as a result of his position as an office holder.  A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.  A director is required to exercise independent discretion in fulfilling his or her duties and may not be party to a voting agreement with respect to his or her vote as a director.  A violation of these requirements is deemed a breach of the director's duty of loyalty.

Disclosure of Personal Interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  “Personal interest”, as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of a person’s relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney.  “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his or her personal interest no later than the first meeting of the company's board of directors that discusses the particular transaction.  This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”.  The Israeli Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business, not on market terms or is likely to have a material impact on the company's profitability, assets or liabilities.

Approval of Compensation of Office Holders.  Under the recent amendment to the Israeli Companies Law that will take effect in 2011, compensation arrangements for officers who are not directors require the approval of the audit committee and the board of directors.  The approval of the audit committee may be substituted with the approval of the compensation committee, provided that the compensation committee complies with all the requirements prescribed by the Israeli Companies Law regarding composition of the audit committee.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the audit committee is sufficient.  Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

Approval of Other Transactions with Office Holders.  The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise.  Our articles of association do not provide otherwise.  The transaction may not be approved if it is adverse to our interest.  If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, insurance or compensation of an office holder, then the approvals of our audit committee and board of directors are required, except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, in which case the approval of the audit committee is sufficient.  Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval.

Any person who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at such meeting or vote on such matter unless a majority of the board of directors or the audit committee has a personal interest in the matter, or if such person is invited by the chairman of the board of directors or audit committee, as applicable, to present the matter being considered.  If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval is also required.

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

•
the terms of compensation or employment or engagement of a controlling shareholder or his or her relative, as our officer holder or employee or as a service provider to the company, including through a company controlled by a controlling shareholder.

Shareholder's approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•	the majority includes at least a majority of the shares voted by shareholders who have no personal interest in the transaction; or

•
the total number of shares, other than shares held by the disinterested shareholders, that voted against the approval of the transaction does not exceed 2% of the aggregate voting rights of our company.

Generally, the approval of such a transaction may not be for more than three years.  However, an extraordinary transaction, including a private placement with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern the terms of compensation or employment or engagement of a controlling shareholder or his or her relative, as an officer holder or employee of our company or as a service provider to the company, the transaction may be approved for a longer period if the audit committee determines that the approval of the transaction for a period of longer than three years is reasonable under the circumstances.

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

We have obtained directors' and officers' liability insurance for the benefit of our office holders to the full extent permitted by the Israeli Companies Law.

We entered into indemnification agreements with each of our directors and office holders in the form approved by our audit committee, board of directors and shareholders.  The indemnification agreements provide that we will indemnify an office holder for any expenses incurred by the office holder in connection with any claims (as these terms are defined in the agreement) that fall within one or more categories of indemnifiable events listed in the agreement, related to any act or omission of the office holder and director while serving as our office holder (or serving or having served, at our request, as an employee, consultant, office holder or agent of any of our subsidiaries, or any other corporation or partnership).  In addition, under these agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us, to the maximum extent permitted by law.

D.	EMPLOYEES

As described in "Item 4 - Information on the Company-Business Overview", in connection with the cost reduction methods applied by the company in February 2011, the number of our employees decreased to 608 employees as of March 1, 2011.

As of December 31, 2010, we had 715 employees, of which 286 were engaged in research and development, 84 in operations, 280 in sales and marketing, and 65 in administration and management. Of our full-time employees, as of December 31, 2010, 429 were located in Israel, 43 in the United States and 243 at our other  branch offices, which offices are listed in “Item 4—Information on the Company—Organizational Structure.”

As of December 31, 2009, we had 877 employees, of which 394 were engaged in research and development, 110 in operations, 306 in sales and marketing, and 68 in administration and management. Of our full-time employees, as of December 31, 2009, 566 were located in Israel, 42 in the United States and 269 at our other branch offices.

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

The following table sets forth certain information as of May 23, 2011 for (i) each of our executive officers and directors that beneficially owns more than 1% of our outstanding ordinary shares and (ii) our executive officers and directors as a group.  The information in the table below is based on 62,300,615 ordinary shares outstanding as of May 23, 2011. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares (1)	Percentage of Outstanding Ordinary Shares
Amnon Yacoby (2)	802,079	1.29%
All directors and executive officers as a group (18 persons)(3)	4,423,319	6.71%

(1)
The number of ordinary shares beneficially owned includes the shares issuable pursuant to options that are exercisable within 60 days of May 23, 2011. Shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the holding percentage of any other person.

(2)	Includes options to purchase 77,500 of our ordinary shares which are exercisable within 60 days of May 23, 2011.

(3)	Includes options to purchase 3,595,174 of our ordinary shares which are exercisable within 60 days of May 23, 2011

 Except as set forth in the table above, none of our other directors or executive officers listed above under “—Directors and Senior Management” held more than 1% of our outstanding shares as of May 23, 2011.

As of May 23, 2011, our directors and executive officers who are currently engaged with the Company as listed above under "—Directors and Senior Management", as a group, held options to purchase 5,530,228 of our ordinary shares at a weighted average exercise price of $5.18 with expiration dates ranging from April 30, 2012  until September 7, 2020. The voting rights of our directors and executive officers do not differ from the voting rights of other holders of our ordinary shares.

Equity Incentive Plans

As of December 31, 2010, a total of 34,886,495 ordinary shares have been reserved for issuance upon exercise of options granted to our employees, officers, directors and consultants pursuant to our share option plans.  These ordinary shares have been reserved pursuant to our 2006 Global Share Based Incentive Plan (the “2006 Plan”), 2002 Global Share Option Plan (the “2002 Plan”), Key Employee Share Incentive Plan (1994), as amended, Key Employee Share Incentive Plan (1996), Key Employee Share Incentive Plan (1997), 1999 U.S. Stock Option Plan, interWAVE’s 1994 Stock Option Plan, interWAVE’s 1999 Stock Option Plan and Floware’s Key Employee Share Incentive Plan (1996).

Options granted under the share option plans usually vest over a period of four years.

As of December 31, 2010, options to purchase 11,178,511 of our ordinary shares were outstanding under the share option plans, including options issued pursuant to the terms of the Floware merger and interWAVE amalgamation, at a weighted average exercise price of $5.55 per share.  Unless a shorter period is specified in the notice of grant or unless the applicable share option plan has an earlier termination date, each of the outstanding options to purchase 11,178,511 of our ordinary shares expire between six and ten years from the date of grant. As of December 31, 2010, options to purchase 7,465,721 of our ordinary shares were available for issuance under the share option plans.

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

Pursuant to our 2006 Plan we may grant restricted share units, restricted shares, options and other equity awards to employees, directors, consultants, advisers and service providers of our Company and its subsidiaries.  Initially, 1,500,000 ordinary shares were reserved for issuance upon the exercise of awards granted under the 2006 Plan.  The number of ordinary shares available for issuance under the 2006 Plan is reset annually on April 1 of each year (commencing April 1, 2007) to equal 4% of our total outstanding shares as of the applicable reset date.  As of December 31, 2010, options to purchase 6,962,316 of our ordinary shares were outstanding under the 2006 Plan.

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

A.            MAJOR SHAREHOLDERS

As of May 23, 2011, we are not aware of any person who beneficially owns 5% or more of our outstanding ordinary shares.   Each of our outstanding ordinary shares has identical rights in all respects.

Based on a review of the information provided to us by our transfer agent, as of May 23, 2011, there were 61 holders of record of our ordinary shares, including 46 holders of record with a U.S. mailing address, including banks, brokers and nominees.  As of May 23, 2011, these 46 holders of record with a U.S. mailing address held approximately 59, 770, 299 ordinary shares, representing approximately 96% of the aggregate 62,300,615 ordinary shares outstanding as of such date (excluding our treasury stock).  Because these holders of record include banks, brokers and nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96% of our outstanding ordinary shares as of such date), the beneficial owners of these ordinary shares may include persons who reside outside the United States.

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

The parties have reached a global settlement of the coordinated litigation. Under the settlement, the insurers will pay the full amount of the settlement share allocated to the Company, and the Company will bear no financial liability. interWAVE and the other defendants will receive complete dismissals from the case. On October 5, 2009, the Court entered an order granting final approval of the settlement. Certain objectors have filed appeals. Briefing on the appeals is not yet complete and no hearing date has been set.

Except as otherwise disclosed in this Annual Report, we are not a party to any material litigation or arbitration, either in Israel or any other jurisdiction, and we are not aware of any pending or threatened litigation or arbitration that would have a material adverse effect on our business, financial condition or results of operations.

Export Sales

Export sales constitute a significant portion of our sales.  In 2010, export sales were approximately $205 million, constituting approximately 99.7% of our total sales.  For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see “Item 5—Operating and Financial Review and Prospects—Operating Results.”

Dividend Policy

We have never declared or paid any cash dividend on our ordinary shares.  We do not anticipate paying any cash dividend on our ordinary shares in the foreseeable future.  We currently intend to retain all future earnings to finance operations and expand our business.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2010.

ITEM  9.            THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Select Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange, in NIS, for each of the last five years:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2006	$ 10.96	$ 4.92	NIS 49.71	NIS 22.46
2007	$ 15.21	$ 6.03	NIS 59.76	NIS 26.54
2008	$ 9.69	$ 2.54	NIS 37.50	NIS 10.05
2009	$ 4.80	$ 2.36	NIS 19.00	NIS 10.23
2010	$ 4.28	$ 1.79	NIS 15.59	NIS 6.78

The following table sets forth, for each of the full financial quarters in the years indicated, the high and low sales price for our ordinary shares as reported by the NASDAQ Global Select Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange, in NIS:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
2009	High	Low	High	Low
First Quarter	$ 4.15	$ 2.36	NIS 16.25	NIS 10.23
Second Quarter	$ 4.76	$ 2.75	NIS 18.65	NIS 11.45
Third Quarter	$ 4.80	$ 3.72	NIS 19.00	NIS 14.08
Fourth Quarter	$ 4.68	$ 3.58	NIS 16.93	NIS 13.60
2010	High	Low	High	Low
First Quarter	$ 4.28	$ 3.49	NIS 15.59	NIS 13.15
Second Quarter	$ 4.07	$ 2.00	NIS 14.96	NIS 7.60
Third Quarter	$ 2.36	$ 1.79	NIS 8.81	NIS 7.00
Fourth Quarter	$ 2.76	$ 1.84	NIS 10.44	NIS 6.78
2011	High	Low	High	Low
First Quarter	$ 2.62	$ 1.71	NIS 9.24	NIS 5.94

The following table sets forth the high and low sales price for our ordinary shares as reported by the NASDAQ Global Select Market, in U.S. dollars, and the Tel Aviv Stock Exchange, in NIS, for the most recent six months:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
Month	High	Low	High	Low

November 2010	$ 2.75	$ 2.52	NIS 10.13	NIS 9.05
December 2010	$ 2.62	$ 2.28	NIS 9.71	NIS 8.29
January 2011	$ 2.62	$ 2.03	NIS 9.24	NIS 7.53
February 2011	$ 2.21	$ 1.94	NIS 7.60	NIS 7.04
March 2011	$ 1.96	$ 1.71	NIS 7.10	NIS 5.94
April 2011	$ 1.89	$ 1.71	NIS 6.48	NIS 5.86

As of May 23, 2011, the exchange rate of the NIS to the US$ was $1 to NIS 3.516.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares began trading on the NASDAQ Global Market on March 23, 2000 under the symbol "BRZE".  Prior to that date, there was no market for our ordinary shares.  On August 1, 2001, upon the completion of our merger with Floware and the change of our name to Alvarion Ltd., our symbol was changed to "ALVR".  On August 1, 2001, our ordinary shares also began to trade on the Tel Aviv Stock Exchange. As of the date of this Annual Report, our ordinary shares trade on both the NASDAQ Global Select Market and the Tel Aviv Stock Exchange under the symbol "ALVR".

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

Our Articles of Association permit us to engage in any lawful business.  Our purpose, as set forth in Article 3 of our Articles of Association, is to operate in accordance with business considerations to generate profits (provided, however, that we may donate reasonable amounts to worthy causes, as our board of directors may determine in its discretion, even if such donations are not within the framework of business considerations).

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

An annual general meeting of our shareholders, or “annual meeting,” must be held once in every calendar year, within a period of not more than 15 months from the preceding annual meeting, either within or outside of Israel.  All general meetings of our shareholders other than annual meetings are called “extraordinary meetings.” Our board of directors has discretion over when to convene an extraordinary meeting.  However, our board of directors must convene an extraordinary meeting upon demand by:  (i) the lesser of any two directors of our Company; or a quarter of the directors of our Company; or (ii) upon the demand of one or more shareholders holding alone or together at least (a) 5% of the issued share capital of our Company and 1% of the voting rights or (b) 5% of the voting rights.  Our board of directors, upon demand to convene an extraordinary meeting, is required to announce the convening of the meeting within 21 days from the receipt of the demand, provided, however, that the date fixed for the extraordinary meeting may not be more than 35 days from the publication date of the announcement of the extraordinary meeting, or such other period as may be permitted by the Israeli Companies Law or the regulations thereunder.

Directors, other than external directors, are elected, and hold office commences from the close of the annual general shareholders’ meeting at which they are elected, unless a later date is stated, until the third annual general shareholders’ meeting following the meeting at which such directors were elected.  See "Item 6 – Directors, Senior Management and Employees – Board Practices".  Any director may be removed from office by way of a resolution adopted by the vote of the holders of 75% of the voting power represented at a meeting.

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

Under the Israeli Companies Law, a person may not purchase shares of a public company if, following the purchase, the purchaser would hold more than 90% of the company's shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the target company's shares or all the shares of the particular class, as applicable.  If, as a result of the tender offer, either:

•	the purchaser acquires more than 95% of the company's shares or a particular class of shares and a majority of the shareholders that did not have a personal interest accepted the offer; or

•	the purchaser acquires more than 98% of the company's shares or a particular class of shares;

then, the Companies Law provides that the purchaser automatically acquires ownership of the remaining shares.  However, if the purchaser is unable to purchase more than 95% or more than 98%, as applicable, of the company's shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

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

Until December 31, 2003, the regular tax rate applicable to income of Israeli companies (which are not entitled to benefits due to “Approved Enterprise,” as described below) was 36%.  In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005, respectively, which determined, among other things, that the corporate tax rate was  to be gradually reduced to the following tax rates:  2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 - 25%.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

However, as detailed below, income derived in Israel from certain “Approved Enterprises” will enjoy certain tax benefits for a specific definitive period. The allocation of income derived from approved enterprises is dependent upon compliance of certain requirements with the Investment Law.

Our effective corporate tax rate may substantially exceed the Israeli tax rate.  Our US, France, Romania, Brazil, Hong-Kong, Singapore, Japan, Mexico, Poland,  Uruguay, Spain, UK, South-Africa, Italy, Argentina, Ecuador, Costa Rica, India, Chile, Indonesia, Taiwan and Philippines subsidiaries will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in other jurisdictions where we own assets, have employees or conduct activities.  Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

        Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

        The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

•	deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period for tax purposes;

•	accelerated depreciation rates on equipment at the first five tax years of using the equipment and buildings; and

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

Taxable income derived from an Approved Enterprise under the Capital Investments Law is subject to a reduced corporate tax rate of 25%. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in our share capital. The tax rate is 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90%, and 10% if the foreign investment is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years, or 10 years for a company whose foreign investment level exceeds 25%, (the "benefits period") from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (the "commencement year") (as determined by the Israeli Investment Center of the Ministry of Industry, Trade and Labor, or the Investment Center). The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced (as determined by the Investment Center) or 14 years from the year of receipt the letters of approved of Approved Enterprise status ( please note that the years limitation does not apply to the exemption period).

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

We currently have Approved Enterprise programs under the Capital Investments Law, which to our belief, entitle us to certain tax benefits. The tax benefit period for these programs has not yet commenced. We have elected the Alternative Benefits Program which provides for the waiver of grants in return for tax exemption. Accordingly, our income is tax exempt for a period of two years commencing with the year we first earn taxable income relating to each expansion program, and is subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years, depending on the percentage of the company’s ordinary shares held by foreign shareholders in each taxable year. The exact rate reduction is based on the percentage of foreign ownership in each tax year. See note 12 to our consolidated financial statements. A company that has elected to participate in the Alternative Benefits Program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including withholding tax thereon, at the rate that would have been applicable had the company not elected the Alternative Benefits Program, ranging from 10% to 25%. The dividend recipient is subject to withholding tax at the reduced rate of 15%, applicable to dividends from Approved Enterprises if the dividend is distributed within 12 years after the benefits period. The withholding tax rate will be 25% after such period as described below.

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

Amendments to the Law for the Encouragement of Capital Investments, 1959:

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to elect to apply the amendment (the waiver is irrevocable) and from then on we will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

The Company is examining the possible effect of the amendment on the 2011 financial statements, if at all, and at this time has not yet decided whether to opt to apply the amendment.

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

The Company's Tax Benefits Prior the Amendment –According to the provision of the law, we have elected the “alternative benefits” track provisions of the Investment Law, pursuant to which we have waived our right to grants and instead receive a tax benefit on undistributed income derived from the “Approved Enterprise” program. The tax benefits under the Investment Law may not be available with respect to income derived from products developed and manufactured outside of Israel or developed or manufactured in Israel but outside of the Approved Enterprises mentioned above and may be affected by the current location of our facilities in Israel.  The relative portion of taxable income that should be allocated to each Approved Enterprise and expansion is subject to the fulfillment of covenants with the tax authorities.

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

(iii)  Or Yehuda / Tel Aviv Facilities: In 1997, Floware submitted a request for Approved Enterprise status of its production facility in Or Yehuda.  This request was approved.  After the merger, Floware’s enterprise was relocated into our facilities in Tel Aviv.  The income derived from this Approved Enterprise is tax exempt for a period of two years and thereafter will be subject to a reduced tax rate between 10% and 25% for an additional period of five to eight years depends  on the percentage of the non-Israeli holders of our share capital.  The period of benefits will commence with the first year that we earn taxable income after the commencement year. The period of benefits for this plan has not yet commenced and will expire in 2011. Please note that the year limitation does not apply to the exemption period.

In order to maintain eligibility for the above programs and benefits, we must meet specified conditions stipulated by the Investment Law, regulations published there-under and the letters of approval for the specific investments in “Approved Enterprises.” In the event of failure to comply with these conditions, any benefits that were previously granted may be canceled, and we may be required to refund the amount of the benefits, in whole or in part, including interest and CPI adjustments.

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if we had not elected the alternative system of benefits, currently between 10% - 25% for an “Approved Enterprise.” As of December 31, 2010, our accumulated deficit does not include tax-exempt profits earned by our “Approved Enterprise.”

The Company's Tax Benefits under the Amendment –On April 1, 2005, an amendment to the Investment Law came into effect (the "Amendment”) has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center. The Investment Center is a statutory body in Israel. The Law for Encouragement of Capital Investments, 1959 provides certain grants and/or tax benefits subject to certain criteria and limitations. These criteria set for the approval of a facility as a “Privileged Enterprise,” include a generally required provision that at least 25% of the Privileged Enterprise’s income must be derived from export. Additionally, the Amendment enacted major changes concerning the manner in which tax benefits are awarded under the Investment Law so that companies no longer require the Investment Center's approval in order to qualify for tax benefits. However, the Amendment provides that terms and benefits that were included in any certificate of approval which was already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

        Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.  The TP Regs had no material effect on the Company.

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

Distributions

Subject to the discussion below under the heading “Passive Foreign Investment Company Status,” to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, a distribution made with respect to our ordinary shares (including the amount of any non-U.S. withholding tax thereon) will be includible for U.S. federal income tax purposes in the income of a U.S. Holder as a taxable dividend. Dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%) for taxable years beginning on or before December 31, 2012, provided that such dividends meet the requirement of “qualified dividend income” as defined by the Code. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

To the extent that a distribution exceeds our earnings and profits and provided that we were not a PFIC, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ordinary shares and thereafter as taxable capital gain.  Dividends paid by us generally will not be eligible for the dividends received deduction allowed to corporations under the Code.  Dividends paid in a currency other than the U.S. dollar will generally be includible in income of a U.S. Holder in a U.S. dollar amount based on the spot rate of exchange on the date the distribution is included in income.  A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

Disposition of the Ordinary Shares

Subject to the discussion below under the heading “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition of our ordinary shares and the U.S. Holder’s adjusted tax basis in our ordinary shares, which is usually the U.S. dollar cost of the ordinary shares.  Such gain or loss generally will be long-term capital gain or loss if our ordinary shares have been held for more than one year on the date of the disposition.  Non-corporate U.S. Holders are currently subject to a reduced rate of taxation on long-term capital gains (15% for taxable years beginning on or before December 31, 2012). The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations.  Any gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes.

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

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a PFIC, for U.S. federal income tax purposes.  Based upon our market capitalization during 2010, we do not believe that we were a PFIC for 2010.

In addition, based upon an independent valuation of our assets as of the end of each quarter of 2001 and based upon our valuation of our assets for 2002 and 2003, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years.  We cannot assure you, however, that the United States Internal Revenue Service (“IRS”) or the courts would agree with our conclusion if they were to consider our situation. In addition, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income and assets and the future price of our ordinary shares, which are all relevant to the determination of whether we are classified as a PFIC.  There is no assurance that we will not become a PFIC in 2010 or subsequent taxable years.

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

•	U.S. Holders will generally be required to file an annual report with the IRS if we are a PFIC for taxable years beginning on or after March 18, 2010; and

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

Generally, if a U.S. Holder makes a valid QEF election with respect to our ordinary shares, the U.S. Holder would be required for each taxable year for which we are a PFIC to include in income such holder’s pro-rata share of our:  (i) ordinary earnings as ordinary income and (ii) net capital gain as long-term capital gain, in each case computed under U.S. federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge.

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

Alternatively, a U.S. Holder of shares in a PFIC can elect to mark “marketable stock” (e.g. “regularly traded” on the NASDAQ Global Select Market) to market annually recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, in a taxable year that we are a PFIC, an amount equal to the difference between the shareholder’s adjusted tax basis in the PFIC stock and its fair market value. Under current law, U.S. Holders may not make a mark-to-market election with respect to warrants or rights to acquire our ordinary shares. Ordinary loss generally is recognized only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years.    A mark-to-market election applies for so long as our ordinary shares are “marketable stock and is irrevocable without obtaining the consent of the IRS.

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

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or upon the disposition of, our ordinary shares, provided that such Non-U.S. Holder provides a tax payer identification number, certifies to its foreign status, or otherwise establishes an exemption.

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

We are exposed to financial market risk associated with changes in foreign currency exchange rates.  To mitigate these risks, we use derivative financial instruments.  The majority of our revenues and expenses are generated in U.S. dollars.  A portion of our expenses, however, is denominated in NIS.  In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements, as a result of the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected.

Our investment portfolio includes held to maturity marketable securities. These securities include investments issued by agencies of the U.S. government that have an implied guarantee by the U.S. government or were nationalized by U.S. government or investments issued by highly rated corporations.  As of December 31, 2010, the rating of the securities in our portfolio were at least A, and securities representing approximately 4% of the portfolio were rated AAA. The declines in interest rates in 2009 and 2010 have reduced and are expected to continue to reduce our interest income.

The table below provides information regarding our investments in cash, cash equivalents and marketable
Securities (in thousands), as of December 31, 2010 and 2009:

	Amortized cost		Total Amortized cost	Fair value at Dec. 31, 2010
	Maturity
	2011	2012

US Government agencies	$1,318	$-	$1,318	$1,322
Corporate bonds	14,816	2,564	17,380	17,517
Cash and short term bank deposit	64,647	-	64,647	64,647

Total	$80,781	$2,564	$83,345	$83,486

	Amortized cost			Total Amortized cost	Fair value at Dec. 31, 2009
	Maturity
	2010	2011	2012

US Government agencies	$1,872	$520	$-	$2,392	$2,453
Corporate bonds	22,876	13,402	2,668	38,946	39,559
Cash and short term bank deposit	77,136	-	-	77,136	77,136

Total	$101,884	$13,922	$2,668	$118,474	$119,148

Foreign Currency Risk

A majority of our revenues is generated in U.S. dollars. In addition, most of our costs are denominated and determined in U.S. dollars and NIS. According to the salient economic factors indicated in ASC 830 “Foreign Currency Matters”. Our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.  In our balance sheet, we re-measure into U.S. dollars all monetary accounts (principally cash and cash equivalents and liabilities) that are maintained in other currencies. For this re-measurement, we use the relevant foreign exchange rate at the balance sheet date. Any gain or loss that results from this re-measurement is reflected in the statement of operations as appropriate.

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

As of December 31, 2010, we recorded accumulated other comprehensive net gain in the amount of approximately $2.6 million from our currency forward and option transactions with respect mainly to trade payables and payroll expenses. Such amount will be recorded into earnings during 2011.

See also “Item 5—Operating and Financial Review and Prospects—Operating Results Impact of Inflation and Currency Fluctuations”.

ITEM  12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

a.      Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2010. Based on this evaluation, the Company’s chief executive officer and chief financial officer have concluded that, as of such date, the Company’s disclosure controls and procedures were (i) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to its management, including the Company’s chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework for Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2010.

Our financial statements and internal control over financial reporting has been audited by Kost, Forer, Gabbay & Kasierer (A member of Ernst & Young Global), an independent registered public accounting firm.

c.           Attestation Report of the Registered Public Accounting Firm

This Annual Report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements”, and is incorporated herein by reference.

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

In 2003, we adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, all other senior officers and all of our employees. In March 2008 we updated the Code of Ethics. The updated Code of Ethics was included as an Exhibit to our Annual Report on Form 20-F for the year ended December 31, 2007.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of the fees billed to us for audit, audit-related, tax and other services provided by Kost, Forer, Gabbay & Kasierer for the years ended December 31, 2009 and December 31, 2010:

Fee Category	2009	2010
Audit Fees	$340,000	$340,000
Audit-Related Fees	$3,628	$-
Tax Fees	$57,208	$74,914

Total Fees	$400,836	$414,914

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

All Other Fees:  Consists of the aggregate fees billed for products and services other than the services reported above.  We did not have such services in 2010 or 2009.

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

In October 2008, following the approval of our board of directors and the receipt of a court approval, we were authorized to use up to $30 million of our available cash to repurchase our shares. Through December 31, 2008, we repurchased under this second repurchase program 1,449,999 ordinary shares at a weighted average price of approximately $3.44 per share for an aggregate of $5.0 million. During 2009 and 2010 we did not repurchase any additional ordinary shares under this repurchase program or otherwise.

Under our first repurchase program in 2002, our board of directors authorized a share repurchase of up to $9 million of our ordinary shares. Under this 2002 repurchase plan, we repurchased until December 31, 2003 3,796,773 ordinary shares at a weighted average price per share of approximately $2.07 for an aggregate of $7.9 million. Since such date, we had not utilized the remainder of this first repurchase program.

ITEM 16F.        CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

  ITEM 16G.     CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

We do not comply with the NASDAQ requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans.  Instead, we follow Israeli law and practice in accordance with which the establishment or amendment of certain equity based compensation plans is approved by our board of directors.

As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to other matters, including those set forth below:

•
Nomination – NASDAQ rules require that director nominees be selected, or recommended for the board of directors, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.  Under Israeli law and practice, directors are recommended by our board of directors for election by our shareholders.

•
Compensation – NASDAQ rules regarding compensation of executive officers require that the compensation of the chief executive officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors.  Under the Israeli Companies Law, the compensation arrangements for officers who are not directors require the approval of the audit committee and the board of directors.  The audit committee approval may be substituted by the approval of the compensation committee, provided the compensation committee complies with the audit committee requirements prescribed by the Israeli Companies Law.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the audit committee is sufficient.  Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

•	Shareholder Approval for Dilutive Events – NASDAQ rules require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case audit committee and shareholder approval are also required. Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a “significant private placement,” in which case shareholder approval, and, in some cases, audit committee approval, would also be required. The Israeli Companies Law defines a “significant private placement” as a private placement (i) resulting in a party becoming a controlling shareholder, or (ii) involving the issuance of a 20% or more voting rights in the company, which (A) results in a 5% or more shareholder increasing its interest in the company or an offeree becoming a 5% or more shareholder, and (B) involves consideration that is not solely cash or public traded securities, or is not on fair market terms.

For a discussion of the requirements of Israeli law in this regard, see Item 6.C. "Directors, Senior Management and Employees –Board Practices," and Item 10.B. "Additional Information – Memorandum and Articles of Association."

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association (English translation accompanied by Hebrew original) (1)
1.2	Articles of Association(2)
1.3	Certificate of Name Change (English translation accompanied by Hebrew original) (3)
2.1	Form of Ordinary Share Certificate (4)
4.1	Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (1)
4.2	Form of Indemnity Agreement for Directors and Executive Officers(5)
4.3	Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (6)
4.4	Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (6)
4.5	Addendum, dated October 5th, 2010, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary translation) *
8	Subsidiaries of Alvarion Ltd.*
11	Amended Code of Ethics(5)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
15.1	Consent of Kost, Forer, Gabay & Kasierer*
_______________________
*              Filed herewith

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).

(2)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

(3)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786).

(4)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142).

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALVARION LTD.

By:	/s/ Eran Gorev
Eran Gorev
Chief Executive Officer

Date: June 9, 2011

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALVARION LTD.

We have audited the accompanying consolidated balance sheets of Alvarion Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's and its subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 9, 2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 9, 2011	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALVARION LTD.

We have audited Alvarion Ltd. ("the Company") and its subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company and its subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2009 and 2010 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated June 9, 2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 9, 2011	A Member of Ernst & Young Global

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$69,080	$61,297
Short-term bank deposits	8,056	3,350
Marketable securities (Note 3)	24,748	16,134
Trade receivables, net (Note 2t)	65,490	49,931
Other accounts receivable and prepaid expenses (Note 4)	*) 7,748	10,807
Inventories (Note 5)	35,982	56,078

Total current assets	211,104	197,597

LONG TERM MARKETABLE SECURITIES (Note 3)	16,590	2,564

PROPERTY AND EQUIPMENT, NET (Note 7)	16,610	14,603

INTANGIBLE ASSETS, NET (Note 8)	134	-

GOODWILL (Note 1e)	57,106	-

Total assets	$301,544	$214,764

*)	Reclassified (Note 2ab).

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2009	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$35,581	$51,242
Other accounts payable and accrued expenses (Note 9)	*) 42,710	36,377

Total current liabilities	78,291	87,619

LONG-TERM LIABILITIES:
Severance pay and long term employee liabilities	4,354	2,712
Other long-term liabilities (Note 12)	2,255	2,346

Total long term liabilities	6,609	5,058

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY:
Share capital (Note 11) -
Ordinary shares of NIS 0.01 par value -
Authorized: 120,080,000 shares at December 31, 2009 and 2010; Issued: 67,391,206 and 67,507,508 shares at December 31, 2009 and 2010, respectively; Outstanding: 62,144,434 and 62,260,736 shares at December 31, 2009 and 2010, respectively	166	166
Additional paid-in capital	427,920	431,368
Treasury shares at cost: 5,246,772 shares at December 31, 2009 and 2010	(12,872)	(12,872)
Other accumulated comprehensive income	2,125	2,599
Accumulated deficit	(200,695)	(299,174)

Total shareholders' equity	216,644	122,087

Total liabilities and shareholders' equity	$301,544	$214,764

*)	Reclassified (Note 2ab).

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2008	2009	2010

Sales (Note 13)	$281,281	$245,239	$205,815
Cost of sales	144,326	128,461	128,578
Write-off of excess inventory and provision for inventory purchase commitments (Note 2g)	3,457	3,993	4,897

Gross profit	133,498	112,785	72,340

Operating costs and expenses:
Research and development, net (Note 14a)	59,679	50,790	38,717
Selling and marketing	60,521	52,022	43,376
General and administrative	18,813	15,087	19,920
Amortization of intangible assets	1,327	132	130
Impairment of investment (Note 2y)	-	1,554	-
Impairment of goodwill and intangible assets (Note 2j)	-	-	57,110
Restructuring and other related expenses (Note 2z)	2,914	2,787	3,573

Total operating costs and expenses	143,254	122,372	162,826

Operating loss	(9,756)	(9,587)	(90,486)

Other (loss) income (Note 1d and 6)	-	731	(7,000)
Financial income (expense), net (Note 14b)	4,297	1,668	(99)

Loss before taxes on income	(5,459)	(7,188)	(97,585)

Taxes on income (Note 12e)	-	-	894

Net loss	$(5,459)	$(7,188)	$(98,479)

Net loss per share (Note 14c):

Basic and diluted	$(0.09)	$(0.12)	$(1.58)

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury	Other accumulated comprehensive	Accumulated	Total comprehensive	Total shareholders'
	Number	Amount	capital	shares	income (loss)	deficit	income (loss)	equity

Balance at January 1, 2008	63,049,257	$168	$415,045	$(7,876)	$1,264	$(188,048)		$220,553

Exercise of employee stock options	330,637	1	698	-	-	-		699
Purchase of treasury shares	(1,449,999)	(4)	-	(4,996)	-	-		(5,000)
Stock-based compensation expenses related to ASC 718	-	-	7,560	-	-	-		7,560
Unrealized losses on foreign currency cash flow hedges	-	-	-	-	(2,447)	-	$(2,447)	(2,447)
Net loss	-	-	-	-	-	(5,459)	(5,459)	(5,459)

Total comprehensive loss							$(7,906)

Balance at December 31, 2008	61,929,895	165	423,303	(12,872)	(1,183)	(193,507)		215,906

Exercise of employee stock options	214,539	1	371	-	-	-		372
Stock-based compensation expenses related to ASC 718		-	4,246	-	-	-		4,246
Unrealized gains on foreign currency cash flow hedges		-	-	-	3,308	-	$3,308	3,308
Net loss		-	-	-	-	(7,188)	(7,188)	(7,188)

Total comprehensive loss							$(3,880)

Balance at December 31, 2009	62,144,434	166	427,920	(12,872)	2,125	(200,695)		216,644

Exercise of employee stock options	116,302	-	114	-	-	-		114
Stock-based compensation expenses related to ASC 718	-	-	3,334	-	-	-		3,334
Unrealized gains on foreign currency cash flow hedges	-	-	-	-	474	-	$474	474
Net loss	-	-	-	-	-	(98,479)	(98,479)	(98,479)

Total comprehensive loss							$(98,005)

Balance at December 31, 2010	62,260,736	$166	$431,368	$(12,872)	$2,599	$(299,174)		$122,087

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from operating activities:

Net loss	$(5,459)	$(7,188)	$(98,479)

Depreciation	6,193	7,231	6,662
Capital loss on disposal of property and equipment	-	267	363
Other income from LGC transaction	-	(716)	-
Stock-based compensation expenses related to ASC 718	7,560	4,246	3,334
Accrued interest, amortization of premium and accretion of discounts on held-to-maturity marketable securities and bank deposits	49	589	786
Amortization of other intangible assets	1,327	132	130
Impairment of goodwill and other intangible assets	-	-	57,110
Impairment of investment in affiliate	-	1,554	-
Impairment of short term investment	-	-	7,000
Decrease (increase) in trade receivables, net	(28,590)	(5,676)	15,559
Decrease (increase) in other accounts receivable and prepaid expenses	(1,971)	*) 2,487	(3,526)
Decrease (increase) in inventories	(10,929)	17,693	(20,096)
Increase (decrease) in trade payables	33,687	(21,452)	15,661
Increase (decrease) in other accounts payable and accrued expenses	5,700	*) (13,218)	(5,392)
Increase in other long-term liabilities, net	200	26	91
Increase (decrease) in severance pay net and long-term employee liabilities	1,256	(1,477)	(1,642)

Net cash provided by (used in) operating activities	9,023	(15,502)	(22,439)

Cash flows from investing activities:

Purchase of property and equipment	(10,815)	(7,196)	(5,025)
Proceeds from property and equipment	-	43	7
Investment in affiliates	(949)	-	-
Investment in short term investment	-	-	(7,000)
Proceeds from bank deposits	-	15,112	8,056
Investment in bank deposits	(15,000)	(8,020)	(3,345)
Investment in held-to-maturity marketable securities	(34,459)	(9,281)	(2,424)
Proceeds from maturity of held-to-maturity marketable securities	59,243	29,161	24,273
Proceeds related to the LGC transaction	8,846	716	-

Net cash provided by investing activities	6,866	20,535	14,542

*)           Reclassified (Note 2ab)

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from financing activities:

Proceeds from exercise of employee stock options	699	372	114
Purchase of treasury shares	(5,000)	-	-

Net cash provided by (used in) financing activities	(4,301)	372	114

Increase (decrease) in cash and cash equivalents	11,588	5,405	(7,783)
Cash and cash equivalents at the beginning of the year	52,087	63,675	69,080

Cash and cash equivalents at the end of the year	$63,675	$69,080	$61,297

Supplemental disclosure of cash flows activities:

Cash paid during the year for taxes	$245	$461	$572

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

b.
Alvarion Ltd. has wholly-owned active subsidiaries in the United States, France, Romania, Brazil, Hong-Kong, Singapore, Mexico, Poland, Uruguay, Spain, South-Africa, Italy, Argentina,  India, Chile, Taiwan, Indonesia and the Philippines primarily engaged in marketing, pre-sales, sales and developing activities.

c.
Certain of the raw materials, components, and subassemblies included in the products manufactured by the Company's subcontractors, are obtained from and manufactured by a limited group of suppliers and manufaturers . Disruptions, shortages, termination of certain of these sources of supply, or termination of  manufacturing subcontractors agreements could occur and could negatively affect the Company's financial condition and results of operations.

d.
Discontinued operations of the Cellular Mobile Unit ("CMU"):

In September 2007, the Company converted convertible notes into LGC Wireless Inc. ("LGC") Common shares as part of an agreement to sell substantially all of the Company's assets and certain liabilities related to the Company's CMU, representing the majority of former interWAVE Communications International Ltd ("interWAVE") business. On November 30, 2007, ADC Telecommunication Inc. ("ADC"), a U.S. publicly traded company, completed its acquisition of LGC. As of December 31, 2008, the Company received approximately $ 16,100, out of which approximately $ 8,900 was received during 2008, in respect of the Common shares of LGC while an additional $ 1,000 was secured in escrow. During the year ended December 31, 2009 the Company received approximately $ 700 and the residual $ 300 represented all indemnification obligations, costs and expenses. The amount received of approximately $700 was recorded as additional proceeds in 2009 as "other income".

e.
Goodwill impairment:

In accordance with ASC 350 "Intangibles -  Goodwill and Others", the Company tests for goodwill impairment on an annual basis for its single reporting unit. The continuing global economic downturn during 2010  had negatively affected the Company and significantly reduced the Company's market capitalization. As a result of its impairment test, the Company determined that there would be no implied value attributable to its reporting unit's goodwill and fully impaired the recorded amount.  See also Note 2j.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with U.S generally accepted accounting principles ("U.S. GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. The most significant assumptions are employed in estimates used in determining values of inventory, goodwill, sales return accruals, bad debt legal contingencies, tax assets and tax liabilities, stock-based compensation costs, and investment in certain financial instruments with no observable market quotes. Actual results could differ from those estimates.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters". All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as appropriate.

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

e.
Short-term bank deposits:

Bank deposits with maturities of more than three months and up to one year were included in short-term bank deposits. As of December 31, 2009 and 2010, most of the bank deposits were in U.S. dollars and bore interest at a weighted average interest rate of 1.78% and 0.81%, respectively. The deposits are presented at their cost, including accrued interest.

f.
Held-to-maturity securities:

The Company accounts for investments in debt securities in accordance with ASC 320 "Investments - Debt and Equity Securities".

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

For the years ended December 31, 2008, 2009 and 2010, all securities covered by ASC 320 were designated by the Company's management as held-to-maturity.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the amortized cost basis is judged to be other-than-temporary. The Company periodically assesses whether its investments with unrealized losses are other than temporarily impaired.

On April 1, 2009, the Company adopted the Financial Accounting Standards Board's ("FASB") updated guidance relating to the impairment and presentation model for its held-to-maturity debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings when the Company does not expect to recover the entire amortized cost basis of the security (that is, a credit loss exists). The amount of impairment to be recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

For the years ended December 31, 2008, 2009 and 2010, no other-than-temporary impairment losses have been identified.

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

During 2008, 2009 and 2010, the Company recorded inventory write-off for inventory and for inventory purchase commitments, for inventory no longer required in a total amount of $ 3,457, $ 3,993 and $ 4,897, respectively.

In 2008, 2009 and 2010, approximately $ 2,536, $ 578 and $ 388, respectively, of inventory previously written-off was used as product components in the Company's ordinary production course and was sold as finished goods to end users. The sales of these related manufactured products were reflected in the Company's revenues without an additional charge to the cost of sales in the period in which the inventory was utilized.

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

i.
Impairment of long-lived assets:

The Company's property and equipment and certain identifiable intangible assets are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Intangible assets that are not considered to have an indefinite useful life have been amortized using the straight-line basis over their estimated useful lives, which was 3.75-7.75 years. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets (or asset group) exceeds the fair value of the assets (or asset group). For the years ended December 31, 2008 and, 2009, no impairment losses were recorded. As of December 31, 2010 all the Company's intangible assets have been amortized or written off.

j.
Goodwill:

The Company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with ASC 350 "Intangibles -  Goodwill and Others".

Goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company's reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit's carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

For purposes of testing goodwill in accordance with ASC 350, the Company operates in one operating segment, and this segment comprises of a single reporting unit. As of December 31, 2009, the Company's total goodwill was $57,106 in the balance sheet. During 2010, the global economic downturn  had negatively affected the Company's results of operations with  a significant reduction in the Company's market capitalization. In calculating the fair value of the reporting unit, the Company used Discounted Cash Flow (DCF) approach. The Company further applied a market approach, using multiples of earnings, to corroborate the results achieved in the estimated discounted cash flows model. As a result of performing step two,  the Company's implied fair value of the reporting unit goodwill has decreased to zero.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the years ended December 31, 2008 and, 2009, no impairment losses were recorded; In 2010 the Company recorded impairment of the outstanding Goodwill balance in the amount of $ 57,106.

k.
Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This guidance prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. The operating expenses for the years ended December 31, 2008 and, 2009 includes $ 334 and $ 783 income tax expenses respectively. These expenses were not presented in income tax due to immateriality.

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

The Company recognizes interest, if any, related to unrecognized tax benefits in financial expenses. The Company recognizes penalties, if any, related to unrecognized tax benefits for the years ended December 31, 2008 and 2009 in general and administrative expenses and for the year ended December 31, 2010 in taxes on income.

l.
Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation - Stock Compensation. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2008, the Company granted 963,000 options at par value and Restricted Shares Unit to Management and Senior Executives, the vesting of which is subject to the Company achieving certain performance related ratios, 33% of each grant's vesting being accrued respectively on February 28, 2010, February 28, 2011 and February 28, 2012. The Company accounts for these grants in accordance  with ASC 718 and  estimates the fair value of equity based payment awards only when the achieving the performance criteria is probable. As of December 31, 2010, the performance related ratios for the first installment have not  been achieved, and the corresponding part (33%) of the grant has been cancelled. Further, the Company estimates that it is less than probable that the next two installments performance related ratio criteria will be achieved and has not recorded any expenses related to their equity based awards.  Subsequent to balances sheet date, the February 2011 performance criteria has not been met and an additional corresponding (33%) of the grant has been cancelled.

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

The Company estimates the fair value of stock options granted under ASC 718 using the Black-Scholes-Merton option-pricing model that uses the weighted-average assumptions noted in the following table. The Company values restricted stock units and options granted at par value based on the market value of the underlying shares at the date of grant.

Expected volatility is based on historical volatility that is representative of future volatility over the expected term of the options. In 2008, 2009 and 2010, the expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk free interest rate is based on the yield of U.S. treasury bonds with equivalent terms. The dividend yield is based on the Company's historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

	Year ended December 31,
	2008	2009	2010

Volatility	50.8%	56.1%	56.5%
Risk-free interest rate	3.2%	2.5%	1.45%
Dividend yield	0%	0%	0%
Expected term	4 years	4.7 years	4.47 years
Average Forfeiture rate	15%	8%	13%

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's annual compensation cost for the years ended December 31, 2008, 2009 and 2010 totaled $ 7,560, $ 4,246 and $ 3,334, respectively.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2008, 2009 and 2010, was comprised as follows:

	Year ended December 31,
	2008	2009	2010

Cost of goods sold	$755	$331	$434
Research and development	2,176	1,553	780
Sales and marketing	2,093	1,204	733
General and administrative	2,536	1,158	1,387

Equity-based compensation expenses	$7,560	$4,246	$3,334

m.	Revenue recognition:

The Company generates revenues by selling its products indirectly through distributors and OEMs and directly to end-users.

Revenues from products are recognized in accordance with ASC 605-10-S99-1 (Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" or "SAB No. 104") and with ASC 605-25 "Multiple-Element Arrangements", when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collection is probable.

The Company generally does not grant a right of return. However, the Company has granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are recognized based on their history of actual returns provided that all other revenue recognition criteria are met.

For arrangements which include multiple elements, the Company considers the sale of equipment and related services to be separate units of accounting in the arrangement in accordance with ASC 605-25 since the equipment has value to the customer on a standalone basis, and fair value of the services exists. In such arrangements, since the services are not essential to the functionality of the equipment, revenues from the sale of equipment are recognized upon delivery, if all other revenue recognition criteria are met. The Company defers the fair value of the services (but not less than the amount of the services in the arrangements) to the period in which such services occur. In 2008, in cases under which the Company was obligated to perform post delivery installation services, revenues generated from such arrangements were recognized upon completion of the installation, since the installation was not deemed a separate unit of accounting in the arrangements.

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

Changes in the Company's warranty allowance during the period are as follows:

	Year ended December 31,
	2008	2009	2010

Balance at the beginning of the year	$4,295	$3,186	$1,880
Warranties issued during the year	*) 2,838	*) (1,552)	1,447
Settlements/adjustments made during the year	*) (3,947)	*) (2,858)	(1,722)

Balance at the end of the year	$3,186	$1,880	$1,605

*)	Reclassified to conform with current year presentation

o.	Research and development:

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

The Company's agreements with the majority of its employees in Israel are under section 14 of the Severance Pay Law -1963. The Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from obligation to employees once the deposit amounts have been paid.

Additional payments have been paid to Company's employees at the time of termination by the Company. The estimation of those payments is appropriately recorded as a liability at each of the balance sheet date.

Severance pay expenses for the years ended December 31, 2008, 2009 and 2010 were $ 5,992, $ 3,059 and $ 3,059, respectively.

r.	Advertising expenses:

Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2008, 2009 and 2010 were $ 2,102, $ 1,923 and $ 1,652, respectively.

s.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. The diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year plus dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share". For the years ended December 31, 2008, 2009, and 2010 all outstanding options to purchase shares were excluded from the calculation of diluted loss per share because their effect on the loss per share is anti-dilutive.

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

The majority of the Company's cash and cash equivalents and short-term bank deposits are invested in U.S. dollar deposits with major U.S., European and Israeli banks, and the foreign currency derivative contracts with the same banks. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally cash and cash equivalents and short term deposits may be redeemed on demand and therefore low credit risk exists with respect to these investments.

The Company's marketable securities include investments in debentures of U.S. corporations and U.S. government agencies.

Since the turmoil in capital markets the Company tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks. Such measures included among others: Company's investment policy is approved by the Investment Committee, limits on the amount the Company may invest in any one type of investment or issuer and the grade of the security, thereby reducing credit risk concentrations.

The trade receivables of the Company are derived from sales to customers located primarily in North and South America, Asia Pacific, Africa and Europe. Under certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advance payments. The Company obtains credit insurance where applicable. The Company and its subsidiaries perform ongoing credit evaluations of their customers and establish an allowance for doubtful accounts based upon a specific review.

Allowance for doubtful accounts amounted to $ 1,138 and $ 5,052 as of December 31, 2009 and 2010, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and there may be an effect in the Company's ability to collect customers' debts in a timely manner or at all and this may result in increased bad debt expense.

Total doubtful debts expenses during 2008, 2009 and 2010 amounted to $ 660, $ 904 and $ 4,604, respectively. The 2010 expense is mainly a result of a single customer for which the Company deemed the balance as uncollectable. Total write offs amounted $ 993, $ 0 and $ 690 in 2008, 2009 and 2010, respectively.

In 2010, the Company agreed to purchase from a certain customer (the "Customer") subordinated convertible promissory notes in the aggregate original principal amount of up to $ 7,000 (see Note 6). The risk of loan impairment can occur when, based on current information and events, it is probable that the company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All amounts due according to the contractual terms means that both the principal and the interest amounts will be collected as scheduled in the loan agreement. As of the filing date the loan is still outstanding and payments are not yet due. The Company does not expect to collect all amounts due.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

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

In accordance with ASC 820 "Fair Value Measurements and Disclosures", the Company measures its foreign currency derivative contracts at fair value using a market approach valuation technique based on marketplace observable inputs foreign exchange rates, as follows:

	December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency option	$-	$524	$-	$524
Foreign currency forwards	$-	$2,176	$-	$2,176

Total financial assets	$-	$2,700	$-	$2,700

Liabilities:
Foreign currency option	$-	$41	$-	$41
Foreign currency forwards	$-	$133	$-	$133

Total financial liabilities	$-	$174	$-	$174

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	December 31, 2009
	Fair value measurements using input type
	Level 1		Level 2	Level 3		Total

Assets:
Foreign currency option	$		$220		$-	$220
Foreign currency forwards	$		$2,238		$-	$2,238

Total financial assets	$		$2,458		$-	$2,458

Liabilities:
Foreign currency option		$-	$223		$-	$223
Foreign currency forwards		$-	$284		$-	$284

Total financial liabilities		$-	$507	$		$507

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair values, due to the short-term maturities of these instruments.
v.	Derivative instruments:

The Company accounts for derivatives and hedging based on ASC 815 "Derivatives and Hedging". ASC 815 requires a company to recognize all derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

On January 1, 2009 the Company adopted ASC 815 which changed the disclosure requirements for derivative instruments and hedging activities and requires providing enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has instituted a foreign currency cash flow hedging program in order to hedge against the risk of overall changes in future cash flows for a maximum period of 1 year resulting from foreign currency trade payables and salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS and Romanian New Lei ("RON") with currency forwards contracts and put and call options. These forward and option contracts are designated as cash flow hedges. During 2010 the Company performed restructuring and headcount reductions, and the payroll payments have decreased as a result.  There was an ineffective portion of the hedging in an amount of $ 96, which has been recognized in statement of operations in the financial income (net), as ineffective hedge portion. The Company does not enter into derivative transactions for trading purposes.

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

As of December 31, 2010, the Company recorded accumulated other comprehensive net gain in the amount of $ 2,599 (as further detailed in the following tables) from its currency forward and put and call options transactions with respect mainly to trade payables and payroll expenses expected to be incurred during 2011. Such amount will be reclassified into earnings within the next 12 months.

The notional principal of foreign exchange contracts to purchase U.S. dollars with NIS was $ 3,056 at December 31, 2009 and none at December 31, 2010. The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $ 47,400 and $39,700 at December 31, 2009 and 2010, respectively. The notional principal of foreign exchange contracts to purchase RON with U.S. dollars was $ 6,000 and $ 3,750 at December 31, 2009 and 2010, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company's outstanding derivative instruments qualified as hedging instruments at December 31, 2009 and 2010 is summarized below:

		December 31,
	Balance sheet location	2009	2010
Assets

Foreign exchange option contracts	Other accounts receivable and prepaid expenses	$220	$523
Foreign exchange forward contracts		2,238	2,116

		$2,458	$2,639
Liabilities

Foreign exchange option contracts	Other accounts payable and accrued expenses	$(223)	$(40)
Foreign exchange forward contracts		(110)	-

		$(333)	$(40)

Derivatives assets , net		$2,125	$2,599

The effect of derivative instruments in cash flow hedging relationships on income and other comprehensive income for the years ended December 31, 2008, 2009 and 2010 is summarized below:

	Increase (decrease) in gains recognized in OCI on derivative (effective portion)
	Year ended December 31,
	2008	2009	2010
Derivative in cash flow hedging relationship
Foreign exchange option contracts	$(2,786)	$3,781	$662
Foreign exchange forward contracts	(1,793)	2,124	2,428

	$(4,579)	$5,905	$3,090

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following is the change in the other comprehensive income of unrealized gains on foreign currency cash flow hedge during 2010:

Other comprehensive income

Other comprehensive income from unrealized gains on foreign currency cash flow hedge as of January 1, 2010	$2,125
Reclassification to earnings of realized gains on foreign currency cash flow hedge	(2,616)
Unrealized gains on foreign currency cash flow hedge	3,090
Other comprehensive income from gains on foreign currency cash flow hedge as of December 31, 2010	$2,599

		Gains (losses) reclassified from OCI into income (expenses) (effective portion)
		Year ended December 31,
	Location	2008	2009	2010

Derivative in cash flow hedging relationship
Foreign exchange option contracts	Cost of sales and operating expenses	$897	$(2,390)	$175
Foreign exchange forward contracts	Cost of sales and operating expenses	1,235	(207)	2,441

		$2,132	$(2,597)	$2,616

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in Euros and Brazilian Reals. As of December 31, 2009, the Company had outstanding forward contracts that did not meet the definition of hedge accounting, in the notional amount of $ 7,526, the fair value of which is presented in other accounts receivable and prepaid expenses. As of December 31, 2010, the Company had outstanding forward contracts that did not meet the definition of hedge accounting, in the notional  amount of $ 5,938, the fair value of which is presented in other accounts payable and accrued expenses, and in the notional amount of $ 1,395 the fair value of which is presented in other accounts receivable and prepaid expenses. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with ASC 820 at level 2. The net gains (losses) recognized in statement of operations in the financial income (loss) net during 2008, 2009 and 2010 were $ 104, ($ 128) and $ 528, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220 "Comprehensive Income". This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive income relate to gains and losses on hedging derivative instruments.

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

The Company's investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. Following the Company's decision not to continue funding the affiliate, the Company's holding was diluted into an immaterial amount during 2009, and the Company recorded an impairment of the entire investment in the amount of $1,554 in the year end December 31, 2009.

z.	Restructuring and other related expenses:

During 2008, 2009 and 2010, the Company implemented separate restructuring plans, their main purposes was to close and minimize several internal activities, reorganize its units, and reduce headcount of approximately 100, 90 and 160 employees, respectively. The Company recorded in 2008, 2009 and in 2010 charges of $ 2,914, $ 2,787 and $ 3,573, respectively, out of which $ 86, $ 282 and $ 343, respectively, were write-offs of leasehold improvements due to abandonment of rental premises as a result of each restructuring process. The Company has accounted for the restructuring plans in accordance with ASC 420 "Exit or Disposal Cost Obligations".

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2010, the major components of the restructuring plan accrual are as follows:

	Employee termination benefits	Repayments of grants	Lease abandonment	Other	Total

Balance as of January 1, 2009	$1,141	$1,077	$364	$118	$2,700
Charges	1,344	-	320	851	2,515
Cash outlays	(1,295)	(154)	(344)	(927)	(2,720)

Balance as of December 31, 2009	1,190	923	340	42	2,495
Charges	1,868	-	1,175	186	3,229
Cash outlays	(2,777)	-	(917)	(175)	(3,869)

Balance as of December 31, 2010	$281	$923	$598	$53	$1,855

As of December 31, 2010 the 2009 and 2008 restructuring plan was completed except of the provision related to the repayment of grant which will be paid upon demand. The expected completion date of the 2010 restructuring plan is by the end of 2013.

The restructuring expenses do not include the impact related to stock based compensation (for stock based compensation see note 10d).

aa.	Transfers of financial assets:

ASC 860 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale, excluding transactions presented below as a secured borrowing. The transfers of financial assets are typically performed by the factoring of receivables to three Israeli financial institutions.

During the years ended December 31, 2008, 2009 and 2010, the Company sold trade receivables to Israeli financial institutions in a total amount of $ 27,404, $ 44,991 and $ 43,046, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860. As of December 31, 2009 and 2010, the Company had a transaction that did not meet the guidance of ASC 860 and is presented as a secured borrowing as part of other accounts payable and accrued expenses in the amount of $ 3,169 and $ 1,770, respectively.

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

The aggregate amounts of financing expense related to the sales of trade receivables for the years ended December 31, 2008, 2009 and 2010 were $ 238, $ 661and $ 578, respectively.

ab.	Reclassification:

Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation.

ac.	Impact of recently issued Accounting Standards:

ASU 2010-06 - In January 2010, the FASB updated the "Fair Value Measurements Disclosures" codified in ASC 820. More specifically, this update require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this update became effective as of the first quarter ended December 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting of December 31, 2011. The adoption of the new guidance did not have a material impact on its consolidated financial statements.

ASU 2009-13 and ASU 2009-14 - In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING

Additionally, the ASU 2009-13 amendments eliminate the residual method for allocating arrangement consideration. These amendments establish a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and 2009-14 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has not early adopted the guidance and determined that the new guidance would not have a material impact on its consolidated financial statements.

ASU 2010-20 -  In July 2010, the FASB issued ASU 2010-20 Receivables (Topic 310), "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses". The update requires entities to provide extensive new disclosures in their financial statements about their financing receivables, including credit risk exposures and the allowance for credit losses. Entities with financing receivables will be required to disclose, among other things: i) A rollforward of the allowance for credit losses, ii) Credit quality information such as credit risk scores or external credit agency ratings, iii) Impaired loan information, iv) Modification information and v) Nonaccrual and past due information. Trade receivables with maturities of one year or less that arose from sales of goods or services are excluded from the scope of the new disclosures. This guidance is effective as of the end of a reporting period for interim and annual reporting periods ending on or after December 15, 2010, related to disclosures of financing receivables. The financing receivables disclosures related to activity that occurs during a reporting period (e.g., the rollforward of the allowance for credit losses and the modification disclosures) are required to be adopted by public entities for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of the new guidance did not have a material impact on its consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of held-to-maturity marketable securities:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

December 31, 2010:

Maturing within one year:
U.S. Government agencies	$1,318	$4	$-	$1,322
Corporate bonds	14,816	120	(1)	14,935

	16,134	124	(1)	16,257
Maturing over one year:
U.S. Government agencies	-	-	-	-
Corporate bonds	2,564	18	-	2,582

	2,564	18	-	2,582

	$18,698	$142	$(1)	$18,839
December 31, 2009:

Maturing within one year:
U.S. Government agencies	$1,872	$41	$-	$1,913
Corporate bonds	22,876	310	(4)	23,182

	24,748	351	(4)	25,095
Maturing over one year:
U.S. Government agencies	520	21	-	541
Corporate bonds	16,070	349	(44)	16,375

	16,590	370	(44)	16,916

	$41,338	$721	$(48)	$42,011

As of December 31, 2009, the unrealized losses of the Company's investments in held-to-maturity marketable securities were mainly caused by the credit crisis in the capital markets. The contractual cash flows of these investments are supported by highly rated corporations. Accordingly, it was expected that the securities would not be settled at a price which is lower than the amortized cost of the Company's investment and no credit loss was deemed to exist. As such, no other than temporary impairment was recognized in earnings in the year ended December 31, 2009.

ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-           OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2010

Government authorities	$1,391	$3,648
Deposits	890	717
Derivatives	*) 2,458	2,700
Prepaid expenses	1,099	1,390
Advances to suppliers and others	1,910	2,352

	$7,748	$10,807

*)	Reclassified

NOTE 5:-	INVENTORIES

See also Note 2g.

	December 31,
	2009	2010

Raw materials and components	$10,334	$12,746
Work in progress	11,212	8,317
Finished products *)	14,436	35,015

	$35,982	$56,078

*)	Includes inventory held by customers in the amount of $ 7,532 and $ 15,082 as of Decemeber 31, 2009 and 2010, respectively.

NOTE 6: -	OTHER SHORT TERM INVESTMENT

On February 11, 2010, the Company and one of its customers (the "Customer") entered into a Note Purchase Agreement (the "Note Purchase Agreement"). Pursuant to the Note Purchase Agreement, the Company agreed to purchase from the Customer subordinated convertible promissory notes in the aggregate original principal amount of up to $ 7,000 (the "Loan"). On February 11, 2010, the Company purchased the initial subordinated convertible promissory note (the "Initial Note") from the Customer in the principal amount of $ 5,000. In addition in June, 2010, the Company purchased an additional subordinated convertible promissory note (the "Subsequent Note" and together with the Initial Note, the "Notes") in the principal amount of $ 2,000.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -	OTHER SHORT TERM INVESTMENT (Cont.)

The unpaid principal amount bears simple interest at per annum rate equal to the lesser of (i) the LIBOR rate (as defined in the agreement) + 6% or (ii) 10%. As of December 31, 2010 no interest has been accrued based on the risk of uncollectibility.

The conversion terms of the Loan is; at any time or after August 11, 2011, or at an Acquisition Event or if Equity Financing Occurs, as defined in the agreement, while the Notes are outstanding, at the option of the Company. The entire outstanding principal balance of the Notes, together with all accrued but unpaid interest there under, shall be automatically converted, in whole and not in part into Series B Stock, of the Customer provided that this stock will be issued by the Customer in the event of a future Qualified Equity Financing.

The number of shares to be issued to the Company upon conversion shall equal to the sum of all principal plus all accrued interest as of the date of conversion, divided by the Series B original Issue Price, provided that in the event that on or before May 11, 2010 the Customer sells or issues shares of its capital stock in an Equity Financing in which the per share price paid by the lead investor for the capital stock is lower than the Series B original Issue Price, then at The Company's sole option, the per share price will be the price per share paid by the lead investor.

Payment terms; The outstanding principal balance of the Notes together with interest accrued and unpaid to date shall be due and payable at any time on or after such date that is the earliest of (a) August 11, 2011, (b) an Event of Default (as defined in the Notes), (c) at the Company's election, upon the consummation of an Acquisition Event or an Equity Financing (as defined in the Notes).

The conversion option was analyzed under ASC 815 Derivatives and Hedging, and determined that no bifurcation needed.

The Company's investment in the Note is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. Following the Company's review for impairment of the Note, the Company recorded an impairment of the entire investment in the amount of $7,000 in the year ended December 31, 2010.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	PROPERTY AND EQUIPMENT

	December 31,
	2009	2010

Cost:
Office furniture and equipment	$4,611	$5,218
Computers and electronic equipment	48,568	52,598
Motor vehicles	146	100
Leasehold improvements	5,401	4,574

	58,726	62,490
Accumulated depreciation:
Office furniture and equipment	2,976	2,480
Computers and manufacturing equipment	35,972	42,497
Motor vehicles	116	20
Leasehold improvements	3,052	2,890

	42,116	47,887

Depreciated cost	$16,610	$14,603

Depreciation expenses for the years ended December 31, 2008, 2009 and 2010 amounted to $ 6,193, $ 7,231 and $ 6,662, respectively.

During 2010, the Company recorded disposals and sales of property and equipment in the amount of $ 1,261 and accumulated depreciation in the amount of $ 891 out of which the amount of $ 514 and related accumulated depreciation in the amount of $ 171 was associated with the Company's restructuring activities.

NOTE 8:-           INTANGIBLE ASSETS, NET
	December 31,
	2009	2010
Cost:
Current technology	$17,871	$17,871
Customer relations	500	500

	18,371	18,371
Accumulated amortization:
Current technology	17,737	17,871
Customer relations	500	500

	18,237	18,371

Amortized cost	$134	$-

Current technology amortization expenses for the years ended December 31, 2008, 2009 and 2010 amounted $ 1,327, $ 132 and $ 130, respectively; during 2010 the Company performed impairment of the remaining other intangible assets, in amount of $4.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2009	2010

Service providers, consultants and accrued expenses	$12,897	$9,768
Employees and payroll accruals	10,417	11,061
Advances from customers	5,423	4,519
Provision for agent commissions	4,597	3,777
Secured borrowings ***)	3,169	1,770
Restructuring costs **)	2,495	1,855
Warranty provision	1,880	1,605
Royalties	1,261	1,214
Derivatives*)	507	174
Advances from grants	-	570
Others	64	64

	$42,710	$36,377

*)	Reclassified
**)	See also Note 2z.
***)	See Note 2aa.

NOTE 10:-        COMMITMENTS AND CONTINGENT LIABILITIES

a.	Premises occupied by the Company are leased under various lease agreements. The lease agreements for these premises will expire in 2011-2015.

The Company has leased various motor vehicles under operating lease agreements. These leases expire in fiscal year 2013.

The Company has leased computers under operating lease agreements. These leases expire in fiscal year 2013.

Future minimum rental payments under such leases as of December 31, 2010 are as follows:

	Rental of premises	Lease of computers	Lease of motor vehicles

2011	$5,582	$257	$1,461
2012	4,654	154	660
2013	1,690	37	78
2014	135	-	-
2015	45	-	-

	$12,106	$448	$2,199

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Rental of premises expenses for the years ended December 31, 2008, 2009 and 2010, were $ 7,254, $ 6,809 and $ 6,442, respectively. Motor vehicle leasing expenses for the years ended December 31, 2008, 2009 and 2010, were $ 3,398, $ 3,633 and $ 2,961, respectively. Computer leasing expenses for the years ended December 31, 2008, 2009 and 2010, were $ 554, $ 542 and $ 497, respectively.

b.	Litigation:

On November 21, 2001, a purported Class Action lawsuit ("the Action") was filed against interWAVE (a company merged into the Company in 2003), certain of its former officers and directors, and certain of the underwriters for interWAVE's initial public offering ("the IPO"). On April 19, 2002, the plaintiffs filed an amended complaint. The amended complaint alleged that the prospectus from interWAVE's IPO failed to disclose certain alleged improper actions by various underwriters for the offering, in violation of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended ("the Exchange Act"). Similar complaints have been filed concerning more than 300 other IPOs; all of these cases have been coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 8, 2002, the Court entered an Order of Dismissal as to all of the individual defendants in the IPO litigation, without prejudice. In 2007, a settlement that had been pending with the Court since 2004, was terminated by stipulation. After a ruling by the Second Circuit Court of Appeals in six "focus" cases in the coordinated proceedings (interWAVE is not one of the six test cases) made it unlikely that the settlement would receive final Court approval plaintiffs filed amended master allegations and amended complaints in the six test cases. In 2008, the Court largely denied the defendants' motion to dismiss the amended complaints.

The parties have reached a global settlement of the coordinated litigation. Under the settlement, the insurers will pay the full amount of the settlement share allocated to the Company, and the Company will bear no financial liability. InterWAVE, as well as the officer and director defendants who were previously dismissed from the Action pursuant to tolling agreements, will receive complete dismissals from the case. On October 5, 2009, the Court entered an order granting final approval of the settlement. Certain objectors have appealed the Court's October 5, 2009 final order to the Second Circuit Court of Appeals. Briefing on the appeal is not yet complete and no hearing date has been set. Management, based on its legal advisors opinion, cannot predict the outcome of the appeal nor can they make any estimate of the amount of damages; therefore, no provision has been made for this litigation.

c.	Guarantees:

As of December 31, 2010, the Company:

Had outstanding bank guarantees in the total amount of approximately $ 5,918, in favor of customers, lessors and Government authorities.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-         COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

The Company did not receive grants-bearing royalties from the OCS during the years 2006 until 2010. In return for the OCS's participation for some of the grants applications (from InnoWave), the Company is committed to pay royalties to the Israeli Government at the rate of 3%-5% of sales of products in which the Israeli Government has participated in financing the research and development, up to the amounts granted. The grants received bear annual interest at LIBOR as of the date of approval. The grants are presented in the consolidated statements of operations as an offset to related research and development expenses.

Repayment of the grants is not required in the event that there are no sales of products developed within the framework of such funded programs. Royalties payable to the OCS are recorded as they become due and are classified as cost of sales. Royalty expenses relating to OCS grants included in cost of sales for the years ended December 31, 2008, 2009, and 2010, amounted to $ 294, $ 159 and $ 67, respectively. The maximum amount of the contingent liability related to royalties payable to the Israeli Government was approximately $ 8,731 as of December 31, 2010.

NOTE 11:-         SHAREHOLDERS' EQUITY

a.	The Company's shares are listed for trading on the NASDAQ National Market and on the Tel-Aviv Stock Exchange.

b.	Shareholders' rights:

The Ordinary shares confer upon the holders rights to receive notice to participate and vote in general meetings of the Company, to receive dividends, if and when declared and to receive, upon liquidation, a pro rata share of any remaining assets.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Treasury stock:

In July 2008, the Company was authorized to use up to $ 30,000 of its available cash to repurchase shares of the Company. By the end of 2008, the Company purchased 1,449,999 shares at a weighted average price of approximately $ 3.44 per share. None were purchased in 2009 and 2010.

d.	Share options:

The Company has six stock option plans under which 34,886,495 Ordinary shares were reserved for issuance.

In 2006, the Company adopted the 2006 shares options plan ("the 2006 Plan"). Under the 2006 Plan, the Company may grant restricted share units ("RSU"), restricted shares, options and other equity awards to employees, directors, consultants, advisers and service providers of the Company and its subsidiaries.

Pursuant to the 2006 Plan, 1,500,000 Ordinary shares were initially reserved for issuance upon the exercise of awards granted under the 2006 Plan. The number of Ordinary shares available for issuance under the 2006 Plan shall be reset annually on April 1 of each year to equal 4% of the total outstanding shares as of such reset date. The Company also grants its options under 2002 Plan. Options that are cancelled or forfeitured become available for future grants. RSUs vest over a three year period of employment and may be subject to performance criteria. RSUs that are cancelled or forfeited become available for future grants.

During 2009 and 2010, the Company did not grant any performance based options. The Company did not record compensation expenses for 963,000 performance based options that were granted during 2008 since as of December 31, 2010, the Company did not reach the performance targets and it is not probable that the performance condition would be satisfied in the foreseeable future. During 2010, 257,000 performance based options were forfeited.

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

As of December 31, 2010, 7,465,721 Ordinary shares of the Company are still available for future grants under the various option plans.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of option activity under the Company's stock option plans as of December 31, 2010 and changes during year than ended are as follows:

	Year ended December 31, 2010
	Amount of options	Weighted average remaining contractual term (in years)	Weighted average exercise price	Aggregate intrinsic value

Options outstanding at beginning of year	13,237,879	4.31	$6.45	$8,106
Changes during the year:
Granted	1,590,700		0.94
Exercised	(116,302)		0.99
Forfeited or cancelled	(3,533,766)		6.97

Options outstanding at end of year	11,178,511	3.68	$5.55	$4,938

Options vested or expected to vest	10,141,786	3.59	$5.86	$4,326
Options exercisable at end of year	6,503,427	2.85	$7.79	$843

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was $ 4.82, $ 4.95 and $ 2.44, respectively. The weighted-average fair value of the options vested during the year ended December 31, 2010 was $ 3.67. The total intrinsic value for the options exercised for the years ended December 31, 2008, 2009 and 2010 was $ 510, $ 436 and $ 169, respectively.

As of December 31, 2010, there was approximately $ 7,509 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 2.54 years.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2010, have been separated into ranges of exercise prices, as follows:

Exercise price (range)	Options outstanding as of December 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2010	Remaining contractual life (years for exercisable options)	Weighted average exercise price

$0-0.003	1,854,709	4.83	0.002	187,239	3.09	0.003
$1.90-2.74	1,922,313	3.47	2.27	1,118,613	2.20	2.08
$3.31-4.60	2,296,482	4.49	3.54	407,734	3.43	3.61
$5.01-7.44	944,580	2.93	6.45	835,171	2.85	6.40
$7.78-11.46	3,143,105	2.92	9.29	2,963,400	2.89	9.31
$12.77-16.26	1,017,208	3.15	14.04	991,156	3.16	14.06
$24.18-32.24	114	0.89	28.07	114	0. 89	28.07

	11,178,511			6,503,427

A summary of the status of the Company's restricted shares units and options granted at par-value as of December 31, 2010, and changes during the year ended December 31, 2010, are presented below:

Unvested restricted share units and options at par value	Number of restricted share units and options at par value	Weighted average grant date fair value

Non vested at January 1, 2010	1,153,675	$6.37

Granted	1,065,000	$2.99
Vested	(128,964)	$5.62
Forfeited	(422,241)	$7.40

Non vested at December 31, 2010	1,667,470	$4.01

e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company's Board of Directors has determined that tax exempt income if any, will not be distributed as dividends.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME

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

In 1997, Alvarion Ltd.'s production facility in Nazareth was granted a status of "Approved Enterprise". During 2000, Alvarion Ltd.'s expansion request for its second "Approved Enterprise" regarding its production facilities in Migdal Haemek was approved. In connection with its merger with Floware Ltd. ("Floware") in 2001, Floware Ltd. was granted "Approved Enterprise" status for its 1997 plan regarding the production facility in Or-Yehuda.

The period of benefits for all plans will commence with the first year in which the Company earns taxable income after the commencement year. The duration of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The period of benefits for all plans has not yet commenced. The limitation mentioned does not apply to the exemption periods and plans.

Alvarion Ltd.'s entitlement to the above benefits is conditional upon its fulfilling the conditions stipulated by the investment law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, any benefits which were previously granted may be canceled and The Company may be required to refund the amount of the benefits, in whole or in part, including interest and CPI adjustments.

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefit track. As of December 31, 2010, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

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

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The amendment was enacted in 2011 and became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to elect to apply (the waiver is irrevocable) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

c.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. For tax purposes only, the Company may also be entitled to deduct over a three-year period expenses incurred in connection with a public share offering and to amortize know-how over an eight-year period.

d.	Loss before income tax expense:

	Year ended December 31,
	2008	2009	2010

Domestic	$(6,845)	$(11,557)	$(65,207)
Foreign	1,386	4,369	(32,378)

	$(5,459)	$(7,188)	$(97,585)

e.	Taxes on income are comprised of the following:

Year ended December 31,
2010

Current	$894
Deferred	-

$894

Domestic	$125
Foreign	769

$894

Income tax expenses for 2008 and 2009 are not presented due to immateriality

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax expenses:

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable and the actual income tax as reported in the statements of income, is as follows:

Year ended December 31,
2010

Loss before taxes	$97,585
Statutory tax rate in Israel	25%

Tax benefit	(24,396)

Permanent differences, mainly goodwill and short-term investment impairment	17,921
Loss for which a valuation allowance was provided	6,794
Tax expenses adjustment due to past years	46
Withholdings and other taxes	125
Differences in tax rate	404

Tax expense	$894

Income tax expenses for 2008 and 2009 are not presented due to immateriality.

The main reconciling item between the statutory tax rate of the Company and the effective tax rate are the permanent differences and the non-recognition of tax benefits resulted from the Company's accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits.

g.	Carryforward losses:

As of December 31, 2010, Alvarion Ltd. had an available tax loss carry forward amounting to approximately $ 181,000 , which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

As of December 31, 2010, the Company had approximately $27,425 in federal net operating loss carryforward for income tax purposes, which can be carried forward and offset against taxable income for 20 years and expire between 2011 and 2027. The state tax losses carryforwards of the U.S. subsidiaries are approximately $8,205, and this balance will expire between 2011 through 2017.

The state and federal loss carry forwards per the income tax returns filed included uncertain tax positions taken in prior years.  Due to application of uncertain tax positions, they are larger than the net operating loss deferred tax asset recognized for financial statement purposes.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

h.	Tax rates applicable to the income of the Company:

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

i.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2009	2010
Tax assets in respect of:
Allowance for doubtful accounts	$381	$1,319
Accrued severance pay and accrued vacation pay	1,683	1,053
Reasearch and development expenses	11,466	4,457
Other deductions for tax purposes	2,366	2,452
Net loss carry forward	41,366	43,119

Total deferred tax assets before valuation allowance	57,262	52,400
Valuation allowance	(57,262)	(52,400)

Net deferred tax assets	$-	$-

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

j.	A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2009	2010

Opening balance	$3,038	$3,223
Additions for prior year tax positions	126	92
Additions for current year tax position	59	48

Closing balance	$3,223	$3,363

During the years ended December 31, 2008, 2009 and 2010, the Company recorded $ 199, $ 26 and $ 92, respectively for interest and penalties expenses related to uncertain tax positions. The liability for unrecognized tax benefits included accrued interest and penalties of $ 718 and $ 810 at December 31, 2009 and 2010, respectively.

As of December 31, 2010, the entire amount of unrecognized tax benefit could affect the company's income tax provision and the effective tax rate.

k.
The Company and its subsidiaries file income tax returns in Israel, USA and other foreign jurisdictions. With respect to Alvarion Ltd., the Israeli Tax Authorities had never examined the Company's tax returns, nevertheless the tax returns until 2006 tax year (including 2006 tax returns) are deemed to be approved.  The statute of limitations relating to the Federal income tax return is closed for all tax years up to and including 2006.

NOTE 13:-	INFORMATION ABOUT GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

a.	The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of ASC 280 "Segment Reporting".

b.	Information on sales by geographic distribution:

The total revenues are attributed to geographic areas based on the location of the Company's end customers.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	INFORMATION ABOUT GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

The following table presents total revenues for the years ended December 31, 2008, 2009 and 2010:

	Total revenues
	Year ended December 31,
	2008	2009	2010

Israel	$1,254	$697	$718
United States (including Canada)	42,683	23,242	47,517
Europe (without, Italy, France ,Spain and Denmark)	61,799	24,398	20,415
France	12,047	17,252	11,049
Italy	11,873	19,281	17,333
Spain	11,301	9,734	14,186
Denmark	19,378	35,483	7,115
Latin America (without Argentina)	47,098	29,313	21,980
Argentina	6,085	16,056	4,895
Africa (without Nigeria)	37,034	41,726	26,191
Nigeria	1,515	167	12,902
Asia	29,214	27,890	21,514

	$281,281	$245,239	$205,815

The following table presents total long-lived assets as of December 31, 2009 and 2010:

	Total long-lived assets
	December 31,
	2009	2010

Israel	$12,604	$10,185
Romania	2,974	3,058
Other	1,166	1,360

	$16,744	$14,603

The total long-lived assets are attributed to geographic areas based on the location of the assets.

c.	The following is a summary of the percentages of net sales from major customers:

	% of consolidated revenue
	Year ended December 31,
	2008	2009	2010

Customer A	*) -	15%	*) -

*)	Less than 10% of the Company's consolidated revenues

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development, net:

	Year ended December 31,
	2008	2009	2010

Research and development costs	$69,952	$54,674	$41,744
Less - grants and participation	10,273	3,884	3,027

	$59,679	$50,790	$38,717

b.	Financial income, net:

	Year ended December 31,
	*) 2008	*) 2009	2010
Financial income:

Interest on held-to-maturity marketable securities, amortization of premium and accretion of discounts on held-to-maturity marketable securities, interest on bank deposits and other interest	$4,795	$2,583	$1,311
Income related to ineffective derivative and derivative which not designated as hedge	121	-	1,221
Foreign currency transaction differences	-	355	-

	4,916	2,938	2,532
Financial expenses:

Interest and bank expenses including expense related to sale of trade receivables	(463)	(1,142)	(1,087)
expenses related to ineffective derivative and derivative which not designated as hedge	(18)	(128)	(597)
Foreign currency transaction differences	(138)	-	(947)

	(619)	(1,270)	(2,631)

	$4,297	$1,668	$(99)

*)	Reclassified (see note 2ab)

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Net loss per share:

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2008	2009	2010

Numerator:

Numerator for basic and diluted net loss per share	(5,459)	(7,188)	(98,479)
Denominator:

Denominator for basic net loss per share - weighted average number of Ordinary shares	62,924,500	62,023,075	62,198,615

Effect of dilutive securities:
Employee stock options	*) -	*) -	*) -

Denominator for diluted net loss per share - adjusted weighted average number of shares	62,924,500	62,023,075	62,198,615

Net loss per share Basic and Diluted	$(0.09)	$(0.12)	$(1.58)

*)         Antidilutive.

NOTE 15: -	SUBSEQUENT EVENTS

At the beginning of 2011, the Company has executed an organizational restructuring plan in order to improve its business results while right sizing the organization to a level appropriate to the Company's opportunities. Under that restructuring, the Company has decided to minimize some of the in process  R&D projects, close some activities abroad, reduce the office space and to perform a headcount reduction of approximatley 100 employees worldwide.