Form 20-F
period 2011-12-31
ALVARION LTD
filed 2012-04-30
CIK 1108332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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
Tel: +972-3-645-6262
Fax: +972-3-645-6222

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.01 par value per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2011, there were 62,378,801 Ordinary Shares, NIS 0.01 par value per share, outstanding.
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

☐Yes                 ☒No

INTRODUCTION

Alvarion Ltd. (NASDAQ: ALVR), provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities (a vertical segment which uses technology to enhance sustainability, citizen well-being and economic development through applications such as traffic monitoring, Internet access in public venues, utility metering etc.), security (such as police and other safety agencies), and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums.

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

As used in this Annual Report, the terms "we", "us", "our", "our Company", and "Alvarion" mean Alvarion Ltd. and its subsidiaries, unless otherwise indicated. ALVARION, ALVARION & Design, BreezeCOM, BreezeMAX, BreezeACCESS, BreezeNET, BreezeLITE, WALKair, 4Motion, INTERWAVE, Wavion and Wavion & Device are registered trademarks or service marks of Alvarion in certain jurisdictions.  All other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	90
A.	MAJOR SHAREHOLDERS	90
B.	RELATED PARTY TRANSACTIONS	90
C.	INTERESTS OF EXPERTS AND COUNSEL	90
ITEM 8.	FINANCIAL INFORMATION	91
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	91
B.	SIGNIFICANT CHANGES	91
ITEM 9.	THE OFFER AND LISTING	92
A.	OFFER AND LISTING DETAILS	92
B.	PLAN OF DISTRIBUTION	93
C.	MARKETS	93
D.	SELLING SHAREHOLDERS	93
E.	DILUTION	93
F.	EXPENSES OF THE ISSUE	93
ITEM 10.	ADDITIONAL INFORMATION	94
A.	SHARE CAPITAL	94
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	94
C.	MATERIAL CONTRACTS	96
D.	EXCHANGE CONTROLS	97
E.	TAXATION	98
F.	DIVIDENDS AND PAYING AGENTS	110
G.	STATEMENT BY EXPERTS	110
H.	DOCUMENTS ON DISPLAY	110
I.	SUBSIDIARY INFORMATION	110
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	111
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	112

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA –

The selected financial data, set forth in the table below, have been derived from our audited historical consolidated financial statements as of, and for each of the years ended, December 31, 2007, 2008, 2009, 2010 and 2011. The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data at December 31, 2010 and 2011, have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data at December 31, 2007, 2008 and 2009, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  You should read the selected financial data together with the section of this Annual Report entitled, “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this Annual Report, and the selected financial data are qualified entirely by reference to such consolidated financial statements and related notes.

	Year Ended December 31,
	2007(*)	2008(*)	2009(*)(**)	2010(*)(**)	2011(*)(**)
	(in thousands except per share data)
Statement of Operations Data:
Sales	$236,573	$281,281	$245,239	$205,815	$190,037
Cost of sales	114,099	144,326	128,461	128,578	118,855
Write-off of excess inventory and provision for inventory purchase commitments	4,762	3,457	3,993	4,897	2,580
Inventory write-off related to bankruptcy of a customer	-	-	-	-	7,144
Gross profit	117,712	133,498	112,785	72,340	61,458

Operating costs and expenses:
Research and development, gross	54,967	69,952	54,674	41,744	32,404
Less grants and participations	3,578	10,273	3,884	3,027	4,440
Research and development, net	51,389	59,679	50,790	38,717	27,964
Selling and marketing	55,943	60,521	52,022	43,376	37,576
General and administrative	15,426	18,813	15,087	19,920	13,877

Amortization of intangible assets	2,544	1,327	132	130	186
Impairment of investment	-	-	1,554	-	-
Impairment of goodwill and intangible assets	-	-	-	57,110	-
Restructuring and other related expenses	-	2,914	2,787	3,573	12,040
Acquisition related expenses	-	-	-	-	2,622
Total operating costs and expenses	125,302	143,254	122,372	162,826	94,265
Operating loss	(7,590)	(9,756)	(9,587)	(90,486)	(32,807)
Other (loss) income	8,265	-	731	(7,000)	-
Financial income (expenses), net	6,453	4,297	1,668	(99)	(1,015)
Income (loss) before tax	7,128	(5,459)	(7,188)	(97,585)	(33,822)
Taxes on Income	-	-	-	894	-
Income (loss) from continuing operations	7,128	(5,459)	(7,188)	(98,479)	(33,822)
Income from discontinued operations, net	5,413	-	-	-	-
Net income (loss)	$12,541	$(5,459)	$(7,188)	$(98,479)	$(33,822)

Net earnings (loss) per share:
Basic:
Continuing operations	$0.11	$(0.09)	$(0.12)	$(1.58)	$(0.54)
Discontinued operations	0.09	-	-	-	-
Total	$0.20	$(0.09)	$(0.12)	$(1.58)	$(0.54)
Weighted average number of shares used in computing basic net earnings (loss) per share	62,345	62,925	62,023	62,199	62,302
Diluted:
Continuing operations	$0.11	$(0.09)	$(0.12)	$(1.58)	$(0.54)
Discontinued operations	0.08	-	-	-	-
Total	$0.19	$(0.09)	$(0.12)	$(1.58)	$(0.54)
Weighted average number of shares used in computing diluted net earnings (loss) per share	64,626	62,925	62,023	62,199	62,302

(*) Includes charges for stock-based compensation of approximately $7.4 million, $7.6 million, $4.2 million, $3.3 million and $3.2 million as a result of ASC 718 Compensation – “Stock Compensation” for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively.
(**) For more details of sales please see our Financial Statements.

	As of December 31,
	2007	2008	2009	2010	2011
		(in thousands)
Working capital	$113,118	$115,817	$132,813	$109,978	$62,078
Total assets	$313,143	$338,110	$301,544	$214,764	$206,838
Shareholders’ equity	$220,553	$215,906	$216,644	$122,087	$86,154
Capital Stock	$415,213	$423,468	$428,086	$431,534	$434,696

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

In 2011, our operating loss and net loss were approximately $(32.8) million and $(33.8) million, respectively.  Our losses in 2011 resulted from other charges and expenses related to our acquisition  of Wavion Inc., remaining effects of the global economic slowdown, the continued limited availability of credit in the global capital markets, the aggressive competition which we face (especially from Chinese vendors), the continued delay in new project launches and delays in allocating spectrum in several countries. Each of the above reasons led to a sequential decline in our gross margin during 2011 and may continue to adversely affect our business and operating results in the future.

In 2010 and 2009, our operating loss was approximately $(90.5) million and $(9.6) million, respectively, and our net loss was approximately $(98.5) million and $(7.2) million, respectively. In addition, we have incurred operating losses in each of our last five fiscal years, and net losses in four of our last five fiscal years (with the exception of 2007).  We may continue to incur operating losses and net losses in the future.  Further, in the event our recent restructuring plan, which we implemented in 2011 (as hereinafter described in Item 4 – Organizational Restructuring and New Strategic Initiatives through Acquisitions) does not reduce costs as expected, it may have an adverse effect on our business and our results of operations may continue to incur losses. Continuing losses could have a material adverse effect on our business, financial condition and results of operations, and on the value and market price of our ordinary shares.   Continuing losses could have a material adverse effect on our business, financial condition and results of operations, and on the value and market price of our ordinary shares, and may require that we further restructure our operations.

Continued unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The crisis in the financial and credit markets in the United States, Europe and Asia which began in 2008 and 2009 and which has continued through 2010 and 2011, led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  If the economies in the countries in which we operate do not improve or weaken further, telecom carriers and our partners and other customers in such countries may further significantly reduce or postpone their technology spending as well as require aggressive vendor financing.  This could result in continued reductions in sales, further decreases in our revenues, longer sales cycles, slower market acceptance of our products and increased price competition.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets do not improve or weaken further, our business, operating results and financial condition may be materially adversely affected.

Adverse conditions in the telecommunications industry and in the telecommunications equipment market may decrease demand for our products and may harm our business, financial condition and results of operations.

Our systems are used by telecom carriers and service providers and within vertical markets, such as municipalities and utility companies.  As a result of our customers’ continued tightened spending as well as the limited licenses and substantial capital requirements which limit growth into new markets, our revenues further declined in 2010 and 2011 and may continue to decline and our losses may increase in the future since we believe that the economic global situation in general, and in specific regions such as Europe, will continue to be affected by the slowdown. Adverse market conditions in the past years have also led our customers and potential customers to be conservative in their spending, and this could continue in the future.  Due to these conditions, the markets in which we operate may not grow as we expect or may decrease. While our goal is to increase our sales by expanding the range of customers that we address, there can be no assurance that we will be successful. Moreover, the number of orders received by carriers and service providers who are our current and potential customers may decrease because of the limited number of licenses granted in each country and the substantial capital requirements involved in establishing networks as well as the fierce competition we face in our business.  As a result, our revenues declined in 2010 and 2011 and our revenues may continue to decline and our losses may continue to increase.

New markets we attempt to penetrate may not become substantial commercial markets or technologies that we develop or have developed, may become superseded by other competing technologies. In addition, if we do not maintain or increase our market share of the wireless broadband equipment market, our business will suffer.

The wireless broadband market, both fixed and mobile, and other new markets we attempt to penetrate may not become substantial commercial markets or may not evolve in a manner that will enable our products to achieve market acceptance. If such markets do not evolve or develop or we do not maintain or increase our market share within our current markets, our revenues may continue to decrease. In addition, our Mobile WiMAX technology targets 4th generation cellular technologies ("4G") services and therefore competes with other technologies such as Long Term Evolution ("LTE"), which is becoming the 4G leading technology and the major competitor of WiMAX for wireless broadband markets.  The market transition to TD-LTE technology and the perception that LTE will replace WiMAX Technology have resulted in a decline in demand for WiMax technology and equipment and have negatively impacted our sales and results of operations. WiMAX market acceptance has been hampered by competing technologies (such as LTE) and may be hampered by intellectual property rights disputes.  In order to maintain or increase our market share in the markets in which we operate, we must:

•	continue to innovate and differentiate our technology position by designing, developing and manufacturing broadband wireless access products;
•
develop and cultivate additional sales channels in addition to our direct sales from which we currently generate our main revenues, including regional local partners or other strategic arrangements with leading manufacturers of access equipment, who can market our wireless broadband products to prospective customers, such as local exchange carriers, international cellular operators, Internet and application service providers, municipalities, customers in education, oil and gas, and other vertical markets, other private network operators and local telephone companies;

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

Many companies compete with us in the wireless broadband equipment market in which we sell our products, particularly Chinese vendors. These vendors have substantially increased their market share in the past few years.  We expect that competition from Chinese and other large vendors will increase in the future, including with respect to products that we currently offer and products that we intend to introduce in the future.  As the market transitions toward standardization and LTE technology, competition becomes increasingly more challenging for us. In addition, some system integrators and other strategic partners to which we sell our wireless broadband products could develop the capability to manufacture systems similar to our wireless broadband products or choose to work exclusively with our competitors.  We expect our competitors to continue improving the performance of their current products and to introduce new products or new technologies that may supplant or provide lower cost alternatives to our products or perform better than our products.  We also face competition from large telecommunication equipment vendors, such as Huawei, Samsung, and ZTE Corporation, especially with respect to the wireless broadband products. Some customers may prefer to purchase products from these large vendors, as has occurred on a number of occasions.

Multiple companies with a range of diverse products and solutions compete with us in the license-exempt and vertical markets in which we sell our products. These competitors may have a vertical-focus or a multi-vertical focus. Many of these vendors have been able to grow their market share in the past few years in the territories in which we are active.  We expect that competition from these vendors will increase, including with respect to products that we currently offer and products that we intend to introduce in the future.  As the market transitions toward standardization and WiFi 802.11n technology, competition becomes increasingly challenging  and makes room for entry level, low cost offerings by our competitors.  We expect our competitors to continue improving the performance of their current products and to introduce new products or new technologies that may have better performance or supplant our products entirely.  We may also face new competition from larger players in the telecom market and/ or indoor wireless vendors, such as Cisco, Samsung, and Aruba, especially with respect to the WiFi-based products. Our license-exempt and vertical market business may be affected by the dynamics of spectrum allocations. The allocation of alternative spectrum  such as TV white space spectrum, 24GHz unlicensed band, and 60GHz unlicensed band may become a relevant alternative to the current spectrum upon which our product portfolio is based. Additional license based spectrum, such as the 700MHz public safety band, 6GHz, 70GHz, or LMDS spectrum may become a relevant alternative for our vertical market customers and as such impact our license-exempt and vertical market business.

We expect all of these competitors to continue improving their technologies and products, which may cause us to lose some of our customers or prevent us from entering into new markets. Some of our existing and potential competitors, including large competitors arising from the continued consolidation in the telecommunications equipment market as well as increased competition from Chinese vendors, have substantially greater resources, including financial, technological, manufacturing and marketing, and distribution capabilities, and enjoy greater market recognition than we do. Increased competition, direct and indirect, has resulted in, and is likely to continue to result in, reductions of average selling prices, shorter product life cycles due to our competitors' launch of innovative products in the market more frequently, reduced gross margins, longer sales cycles and potential loss of market share and, consequently, could adversely affect our sales and profitability.

We may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly, offer better performance than the products of our competitors, or offer our customers payment or other commercial terms as favorable as those offered by our competitors. In addition, we may not be able to offer our products as part of integrated systems or solutions or provide services to the same extent as our competitors.  A failure to accomplish one or more of these objectives could materially adversely affect our sales and profitability, harming our financial condition and results of operations.

Technological changes may have an adverse effect on the market acceptance of our products and may adversely affect our results of operations.

       The development of new or enhanced productsin vertical markets is a complex and uncertain process.  For example, product development is multi-disciplinary, involving hardware design and development, software, integration, and intensive and complicated system design, and resulting in a long development cycle.  We are engaged and will continue to be engaged in the development of various types of product lines having using technologies. We have experienced and may continue to experience design, development, manufacturing, marketing and other difficulties due to delays in our development or delays by third party vendors, and these delays have caused and could continue to cause difficulties or prevent our development, introduction or marketing of new products or product enhancements and subject us to intensified competition. Such difficulties could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products or our inability to timely introduce to the market our products, any of which may adversely affect our results of operations. Also, such delays could lead sales partners and distributors to turn to competing vendors.  The launch and availability of certain of our new products has also been delayed, which may harm our competitiveness and our ability to penetrate, and market these products in, vertical markets in an efficient and timely manner.

In addition, market changes could render our products and technologies obsolete or subject them to intense competition by alternative products or technologies or by improvements in existing products or technologies.  For example, the wireless broadband equipment market may stop growing as a result of the deployment of alternative technologies that are constantly improving, such as DSL, cable modem, fiber optic, coaxial cable, satellite systems, third or fourth generation cellular systems, or high speed packet access (“HSPA”) and LTE technologies.  New or enhanced products developed by our competitors may be technologically superior to our products, may limit our target markets or may render our products obsolete, and consequently adversely affect our results of operations. New chips introduced may include built-in capabilities which are currently an Alvarion product differentiator, which would lower the barrier for competition.

The success of our technology depends on the following factors, among others:

•	market acceptance of new and innovative technologies;
•	market acceptance of standards for wireless broadband products;
•
timely availability and maturity of technology from technology suppliers and chip-vendors, such as Sequans, Beceem (acquired by Broadcom in 2011), Gemtek, Cisco, Tellabs and Atheros (acquired by Qualcomm);

•	network capacity to handle growing demands for faster transmission of increasing amounts of data and voice;
•	cost-effectiveness and performance compared to other broadband wireless technologies;
•	reliability and security;
•	suitability of our technology for a sufficient number of geographic regions;
•	the availability of sufficient frequencies and site locations for carriers to deploy and install products at commercially reasonable rates; and
•	safety and environmental concerns regarding wireless broadband transmissions.

We may experience difficulties or delays in the introduction of new or enhanced products, which could result in reduced sales or unexpected expenses.

        The development of new or enhanced products in vertical markets is a complex and uncertain process.  For example, product development is multi-disciplinary, involving hardware design and development, software, integration, and intensive and complicated system design, and resulting in a long development cycle.  We are engaged and will continue to be engaged in the development of various types of product lines having using technologies. We have experienced and may continue to experience design, development, manufacturing, marketing and other difficulties due to delays in our development or delays by third party vendors, and these delays have caused and could continue to cause difficulties or prevent our development, introduction or marketing of new products or product enhancements and subject us to intensified competition. Such difficulties could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products or our inability to timely introduce to the market our products, any of which may adversely affect our results of operations. Also, such delays could lead sales partners and distributors to turn to competing vendors.  The launch and availability of certain of our new products has also been delayed, which may harm our competitiveness and our ability to penetrate, and market these products in, vertical markets in an efficient and timely manner.

Businesses we recently acquired may not be successfully integrated with our operations and our technologies, which may harm our business and results of operations.

During the fourth quarter of 2011, we acquired Wavion Inc. ("Wavion") in order to create new growth engines and penetrate into new market segments (the “Wavion Transaction”). Wavion is a provider of carrier grade outdoor Wi-Fi solutions, offering a variety of different products for Wi-Fi access and 3rd Generation cellular technologies (“3G”) off-load applications.  We also acquired the intellectual property of Clariton Ltd.  (“Clariton”) in the beginning of 2011 in order to penetrate the indoor wireless market using Clariton's Distributed Antenna System (DAS) technology and know-how (the “Clariton Transaction” and together with the Wavion Transaction, the “Acquisition Transactions”).  The process of integrating an acquired business may be prolonged due to unforeseen difficulties such as leveraging our sales forces to sell and distribute the Wavion products and enable full support as well as integrating all of the operations including the two R&D divisions into one integrated operation, and may require a disproportionate amount of our resources and management’s attention.

We cannot assure you that we will be able to successfully integrate the acquired businesses into our operations or expand into new markets, such as the Wi-Fi market or the market for cellular indoor coverage solutions, as a result of any acquisition.  We also cannot assure that the Wi-Fi market will grow as we expect or that our market share of the Wi-Fi market will grow as expected.

Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected and may increase our costs of operations, which may be higher than expected.  We also cannot assure you that we will succeed in retaining our employees or those of any acquired companies following any acquisition, including key employees in managerial positions. The occurrence of any of these events could harm our business, financial condition or results of operations and as a result may decrease our share price in the future.

We received a $30 million loan facility from Silicon Valley Bank ("SVB"). If we fail to comply with the terms of the loan agreement with SVB, our available cash and our business operations may be significantly harmed.

For the purpose of financing the acquisition of Wavion, we obtained a $ 30 million credit facility from SVB (the “Long Term Loan”).  As part of the transaction, we pledged all of our assets under a floating charge, and created a fixed charge on our IP rights and receivables. The loan and security agreement with SVB contains various provisions related to compliance with financial covenants, restrictive covenants, including negative pledges, and other customary commitments, contained in facility agreements of this type.

As of April 1, 2012, the Company was in breach of certain financial covenants and on April 25, we reached a general agreement with SVB for the grant of a temporary forbearance of the breached covenants and a modification of the terms of the Long Term Loan, which amended terms include an increase in the interest rate applicable to the Long Term Loan and the repayment of approximately $7million of principal on the loan in addition to its normal loan payments by July 2012, after which the outstanding balance of the Long Term Loan is expected to be approximately $20 million.  However, there is no assurance that we will not breach the terms of the Long Term Loan in the future or that we will remain in compliance with the amended terms. In addition, should we fail to comply with our obligations under the amended Long Term Loan, SVB may require immediate repayment of the Long Term Loan and realize on its security, which can significantly harm our available cash and our operations.

For more information please see "Item 10 C – Material Contracts" below.

We have engaged and may continue to engage in mergers and acquisitions which could harm our business, results of operations and financial condition, and dilute our shareholders’ equity.

We have pursued and, subject to market conditions, may continue to pursue, growth opportunities through internal growth and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any prospective acquisitions will be completed.  The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention.  We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets.  Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected.  The occurrence of any of these events could harm our business, financial condition or results of operations.  Past and future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing, and could result, without limitation, in the following, any of which could seriously harm our results of operations or the price of our ordinary shares:

•	issuance of equity securities that would dilute our current shareholders;
•	large write-offs;
•	the incurrence of debt and contingent liabilities which we may not be able to repay or comply with covenants we agree to in connection therewith;
•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;
•	diversion of management’s attention from other business concerns;
•	contractual disputes;
•	risks of entering geographic and business markets in which we have limited or no prior experience;
•	loss of key employees of acquired organizations; and
•	negative impact on our cash reserves.

We have experienced in the past, and may experience in the future, quarterly and annual fluctuations in our results of operations which have caused, and may cause, volatility in the market price of our ordinary shares.

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

Our quarterly and annual results of operations may vary significantly in the future for a variety of reasons, many of which are outside of our control, including the following:

•	the uneven pace of spectrum licensing to carriers and service providers;
•	purchasing patterns of our customers, including the size and timing of orders and the timing of large scale deployments;
•	the fulfillment of all revenue recognition criteria;
•	customer deferral of orders in anticipation of new products, product features or price reductions;
•	the introduction of our new products or enhancements or those of our competitors or of providers of complementary products;
•	seasonality, including the relatively low level of general business activity in the first and third quarters of each year;
•	disruption or changes in the quality of our sources of supply;
•	changes in the mix of products sold by us;
•	mergers or acquisitions, by us, our competitors and existing and potential customers, if any;
•	one-time charges such as asset impairment and restructuring charges;
•	fluctuations in the exchange rate of the New Israeli Shekel (the “NIS”) against the United States dollar;
•	general economic conditions, including the unfavorable global economic conditions; and
•	network approval process dependencies.

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

The sales cycle for most of our products encompasses significant technical evaluation and testing by each potential purchaser and a commitment of significant cash and other resources.  The sales cycle can extend for more than one year and sometimes even two years from initial contact with a customer to receipt of a purchase order, and in certain instances may not even result in the receipt of an order.   This time frame may be extended due to, among other reasons, a customer's desire to ensure that the systems work for a long period with increased number of subscribers’ coverage and capacity, a customer's need to obtain financing or other means of collateral to purchase systems incorporating our products, the regulatory authorization of competition in local services, delays in the licensing of spectrum for these services and other regulatory hurdles.

As a result of the length of these sales cycles, revenues from our products may fluctuate from quarter to quarter and fail to correspond with associated expenses, which are largely based on anticipated revenues.  In addition, the delays inherent in the sales cycles of our products raise additional risks of customers canceling or changing their product plans.  Our revenues will be adversely affected if a significant customer, or a significant potential customer, reduces, delays or cancels orders during the sales cycle or chooses not to deploy networks incorporating our products.  Any such fluctuation in revenue or cancellation of orders may have an adverse effect on our business and may affect the market price of our ordinary shares. In addition, the global economic recession as well as the on-going European debt crisis may continue to have an adverse effect on the length and the success of our sales cycle.

Our business is dependent upon the success of our distributors, system integrators and other partners, who are under no obligation to purchase our products.

A portion of our revenues is derived from sales to our independent partners, such as distributors and system integrators.  Our distributors resell our products to others, who further resell our products to end users.  Changes in the distribution and sales channels of our products, a loss of a major distributor or a major distributor’s loss of a major end-user, or our inability to establish effective distribution and sales channels for new products may impact our ability to sell our products and result in a loss of revenues.  Additionally, sales through our distributors and system integrator channels expose our business to a number of risks, each of which could result in a reduction in the sales of our products. For example, some of these distributors, system integrators and other partners may terminate their relationships with us, consolidate or face financial problems, as well as promote competing products or emphasize alternative technologies, which may turn them into our competitors rather than our partners, all of which may result in a decline in the purchase of our products.

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

Our DSOs increased to 106 days in 2011 from 87 days in 2010.We expect that over time our DSOs may further increase and we expect our DSOs will range between 90 to 120 days during 2012, mainly due to our customers requesting more favorable payment terms from us as part of increased competition, as well as the limited availability of credit in the capital markets, which may also affect our ability to collect our customers' debts in a timely manner or at all. In addition, we may experience an increase in DSOs if we fail to timely collect revenues from our customers.

We may experience a decrease in our gross margin levels in the future, which may adversely affect our financial results.

We believe that several markets in which we operate have caused, and may continue to cause, a decline in our gross margin, mainly due to (a) the fact that our revenue mix contained a high proportion of third party equipment, combined with the continued aggressive competition as described hereinabove and hereinafter, (b) the delay in new project launches and (c) the continued economic slowdown in these markets, all of which resulted in a low level of revenue which led to a large sequential decline in gross margin. Additional reasons for a decline in our gross margin include the following: (i) increased competition in the regions in which we currently operate; (ii) changes in the mix of our products, such as an increase in the volume of sales of lower-margin Customer Premise Equipment (“CPEs”); (iii) the entry of new, large vendors  into our markets; (iv) changes in the market demand of some of our existing and potential products; (v) our engaging in “turn-key” projects, which involve lower margins on third party equipment and services; and (vi) our entry into new geographical markets with lower margins, such as India.  We expect this decline in gross margin to continue over time. If our revenues do not increase and our operating expenses remain the same or increase, the decline in gross margin will have a negative impact on our results of operations.

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

In October 2011, Open Range Communications, Inc., one of our major customers, filed for bankruptcy in the Bankruptcy Court of Delaware. In the declaration filed by its Chief Financial Officer in support of the company’s Chapter 11 petition, Open Range alleged that Alvarion’s failure to achieve the system performance and quality, in accordance with the signed contracts, was one of the reasons for Open Range’s bankruptcy. If a legal action is filed against us, following such allegations, this may harm our reputation and our operations.

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

•
we may be required to hold more inventory for longer periods of time than we otherwise might in order to avoid problems from shortages or discontinuance, which could lead to write offs of inventory; and

•	due to the political situation in the Middle East and the fact that our headquarters are located in Israel, we may not be able to import necessary components from different countries world-wide.

Our dependence on third party equipment embedded in our products and complimentary systems may impact our business.

We rely on third party software and hardware embedded in our solution. If our licensors fail to support the software or hardware embedded in our solution we may suffer difficulties in supporting our customers and delivering our equipment.  We are also dependent on complementary systems such as CPEs, and Access Service Networks Gateways, or ASN- GW, which are part of our solution. Failure by our vendors to deliver such products or discontinue production of such products may cause difficulties to, and may have an adverse effect, on our business.

Changes within any of these vendors’ environments can influence our business results. For example, the recent announcement by one of our ASN-GW partners that it would not continue investing in new developments in our line of business in 2011 may influence price levels or change the partners’ roadmap in a way that could harm our business.

In addition, in the past, we experienced delays and shortages in the supply of components on more than one occasion.  We may experience such delays in the future, harming our business and results of operations.

We must be able to manage expenses and inventory risks associated with meeting the demands of our customers.

To ensure that we are able to meet customer demand for our products, we place orders with our subcontractors and suppliers based on our estimates of future sales.  If actual sales differ materially from these estimates, our inventory levels may be too high, and inventory may become obsolete and/or over-stated on our balance sheet.  This result would require us to write off inventory, which could adversely affect our results of operations.  In 2009, 2010 and 2011, we wrote off inventory in the amounts of $4.0 million, $4.8 million and $2.6 million, respectively. In addition, in 2011 we wrote off additional inventory related to bankruptcy of a customer in an amount of $7.1 million.

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

Our future success depends, in part, on the continued service of key personnel.  Most members of our senior management team are new to their positions and we will have a new Chief Executive Officer as of May 6, 2012. They may need time to acquire the requisite knowledge of our company and the specific skills necessary to successfully carry out the tasks required of them, which could adversely affect our results of operations.

Five of the eight members of our senior management, including our chief financial officer, were only appointed to their present positions in 2011 and another was only appointed in October 2010. Some of these individuals had little or no previous experience working for Alvarion. Furthermore, Eran Gorev, our Chief Executive Officer and President, will leave the Company and be replaced by Mr. Hezi Lapid, effective May 6, 2012.    Mr. Lapid is new to Alvarion while our chief financial officer joined Alvarion in September 2008 as the vice president of our financial division, and became chief financial officer on January 1, 2011. Our Chief Operating Officer (ex-Wavion CEO), Mr. Tal Meirzon, joined Alvarion in November 2011 as a result of the Wavion acquisition. Should any members of senior management, including our new Chief Executive Officer, fail to perform as expected, or should they or other new key managerial appointees fail to acquire the requisite knowledge and skills in a timely manner, or should they decide to leave the Company on their own initiative, our operations may be disrupted and this might adversely affect the results of our operations.

The restructurings that the Company underwent, and may carry out in the future, create morale issues, which may induce employees to leave the Company. If certain of our key technical, sales or senior management personnel terminate their employment and we are unable to retain qualified replacements, our business and results of operations could be harmed.

We may be classified as a passive foreign investment company.

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, based upon our market capitalization during 2011, we do not believe that we were a PFIC for 2011.  In addition, based upon our valuation of our assets as of the end of each quarter of 2002 and 2003 and an independent valuation of our assets as of the end of each quarter of 2001, we do not believe that we were a PFIC for 2001, 2002 or 2003, despite the relatively low market price of our ordinary shares during some of those years. We cannot assure you, however, that the United States Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in 2012 or in subsequent taxable years. If we were classified as a PFIC, U.S. taxpayers that own our ordinary shares would be subject to additional taxes upon certain distributions by us or upon gains recognized after a sale or disposition of our ordinary shares unless they appropriately elect to treat us as a “qualified electing fund” or to make a “mark-to-market election” under the U.S. Internal Revenue Code. Our classification as a PFIC could also adversely affect the market price of our ordinary shares. For more information, see “Item 10—Additional Information—Taxation—United States Federal Income Tax Considerations with Respect to the Acquisition, Ownership and Disposition of our Ordinary Shares—Passive Foreign Investment Company Status”.

The price of our ordinary shares is subject to volatility.

The price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future.  For the two year period ended December 31, 2011, the price of our ordinary shares on the NASDAQ Global Select Market has ranged from a high of $4.28 to a low of $0.83.  On December 31, 2011 and March 31, 2012, the closing price of our ordinary shares on the NASDAQ Global Select Market was $0.91 and $0.93 respectively.  We may continue to experience significant volatility in the future, based on the following factors, among others:

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

We have received a written notice from NASDAQ that we are not currently in compliance with the continued listing requirements of the NASDAQ Global Select Market.  If we fail to regain compliance, our ordinary shares may be delisted and the price of our ordinary shares and our ability to access the capital markets could be negatively impacted.

As of April 25, the bid price for our ordinary shares had closed under $1.00 for 30 consecutive business days.  On April 26, 2012, we received a notice from the NASDAQ Listing Qualification Department indicating that, for the last 30 consecutive business days, the bid price for our common stock had closed below the minimum $1.00 per share required for continued inclusion on the NASDAQ Global Select Market under the NASDAQ Listing Rules. The notification letter states that pursuant to the NASDAQ Listing Rules the Company will be afforded 180 calendar days, or until October 23, 2012, to regain compliance with the minimum bid price requirement.  In order to regain compliance, shares of the Company’s common stock must maintain a minimum bid closing price of at least $1.00 per share for a minimum of ten consecutive business days.  If we do not regain compliance by October 23, 2012, we may be eligible for additional time to regain compliance.  If we are not eligible for additional time or fail to regain compliance after such an extension, NASDAQ will provide written notification to us that our common stock will be subject to delisting.  In addition, we must continue to satisfy NASDAQ's other continued listing requirements, including among other things, a minimum stockholders' equity of $10.0 million.

A delisting of our ordinary shares from the NASDAQ Global Select Market would have a material adverse effect on our business and could materially reduce the liquidity of our ordinary shares and result in a corresponding material reduction in the price of our ordinary shares. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees.  If our ordinary shares are delisted from the NASDAQ Global Select Market, trading in our common shares would likely move to another market, such as the NASDAQ Capital Market, or be quoted on the Over-the-Counter Bulletin Board or pink sheets, which could adversely affect the liquidity or market price of our ordinary shares.

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

We are incorporated under Israeli law and our principal offices and the majority of our manufacturing and research and development facilities are located in the State of Israel.  Political, economic and military conditions in Israel and in the Middle East directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli subcontractors and suppliers may cease operations which may cause delays in the development, manufacturing or shipment of our products.  In recent years, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive and continued hostilities along Israel's border with the Gaza Strip. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons which could attract preemptive actions by Israel and/or Western countries.  Furthermore, since the beginning of 2011 there has been instability in the bordering countries such as Egypt and Syria. We have witnessed increased instability in the region, in particular related to the governmental changes in Egypt and the deterioration of the internal government and control of Syria's President Assad, over Syria's internal affairs. This and further deterioration could have an adverse effect on the stability of our region and specifically on the relations between Israel and Egypt, which have been parties to a peace treaty since the late 1970s. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and terror organizations and other countries in the Middle East, combined with political instability in the Middle East such as in Egypt, Libya, Syria, Iran and Lebanon, may have a material adverse effect on our business, financial condition and results of operations.

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

We have received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (“OCS”) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the “Research and Development Law”.  Pursuant to our current arrangement with the OCS, the OCS finances up to 20% of our research and development expenses by reimbursing us for up to 66% of the approved expenses related to our generic research and development projects. In addition, we obtain other grants from the OCS to partially fund certain other research and development projects. These programs currently restrict our ability to manufacture particular products or transfer particular technology outside of Israel. The Research and Development Law and related regulations permit the OCS to approve the transfer of manufacturing rights outside Israel subject to approval of the research committee and in exchange for the payment of higher royalties, for royalty-bearing programs. As of 2012, we are in the process of entering into a new royalty-bearing program arrangement with the OCS under new terms which are currently being evaluated and discussed with the OCS. Under these programs we need to comply with certain conditions. If we fail to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs.  If the Government of Israel discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially and adversely affected.

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

We also received grants from the European Union, Romania and Spain for the financing of a portion of our research and development expenditures in those countries through various European programs.  Under these programs we need to comply with certain conditions. If we fail to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs.  If the European Union, the Government of Spain and/or the Government of Romania discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially and adversely affected.

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

As a result, inflation in Israel and/or the devaluation of the U.S. dollar in relation to the NIS has and may continue to have the effect of increasing the cost in U.S. dollars of these expenses; hence, our dollar-measured results of operations are and may continue to be adversely affected, though, the inflation in Israel has been moderate in recent years.   In order to manage the risks imposed by foreign currency exchange rate fluctuations, from time to time we enter into currency forward contracts and put and call options to hedge some of our foreign currency exposure.  We can provide no assurance that our hedging arrangements will be effective.  In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar may cause our customers to cancel or decrease orders or default on payment.

Provisions of Israeli law and our Articles of Association may delay, prevent or make difficult a merger or an acquisition of us, which could prevent a change of control and therefore depress the market price of our ordinary shares.

Our Articles of Association contain certain provisions that may delay or prevent a change of control, including a classified board of directors.  In addition, the Israeli Companies Law regulates acquisitions of shares through tender offers and mergers, and regulates other matters that may be relevant to these types of transactions.  These provisions of Israeli law could have the effect of delaying or preventing a change of control of us, may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.  Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders.

It may be difficult to effect service of process and enforce U.S. judgments against our directors and officers in Israel or to assert U.S. securities laws claims in Israel.

We are incorporated in Israel.  Our executive officers and a majority of our directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to obtain a judgment in the United States or collect or get an Israeli court to enforce a judgment obtained in the United States against us or any of those persons. Furthermore, it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel.

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

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY –

Our legal and commercial name is Alvarion Ltd.  We were incorporated in September 1992 under the laws of the State of Israel.  Since our inception, we have devoted substantially all of our resources to the design, development, manufacturing and marketing of wireless products.

On August 1, 2001, Floware Wireless Systems Ltd., a company incorporated under the laws of the State of Israel (“Floware”) merged with and into us.  As a result of the merger, we emerged as the surviving company and Floware’s separate existence ceased.  Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd.  On April 1, 2003, we completed an acquisition of most of the assets and the assumption of related liabilities of InnoWave.  In December 2004, we completed the amalgamation of interWAVE, and the interWAVE operations became our cellular mobile unit.  In November 2006, we completed the sale of our cellular mobile unit to LGC Wireless, Inc. (“LGC”), a privately-held supplier of wireless networking solutions in exchange for promissory and convertible notes of LGC.  In September 2007, LGC converted our convertible notes into LGC shares and thus we became a shareholder of LGC.  In November 2007, ADC Telecommunications Inc. ("ADC") acquired LGC and we sold our LGC shares to ADC. In the beginning of 2011 we acquired the intellectual property of Clariton. On November 23, 2011 we completed the acquisition of Wavion Inc.

 Our principal executive offices are located at 21A HaBarzel Street, Tel Aviv 69710, Israel, and our telephone number is 972-3-645-6262.  In 1995, we established a wholly-owned subsidiary in the United States, Alvarion, Inc., a Delaware corporation.  Alvarion, Inc. is located at 6701 Democracy Blvd., Suite 300, Bethesda, Maryland.  We also have an additional office in Sunnyvale, California located at N. Mathilda Avenue, Suite 210, Sunnyvale, California 94043, and its telephone number is 408-773-7200. Alvarion, Inc. serves as our agent for service of process.

We also have several wholly owned subsidiaries worldwide that handle local support, promotion, sales and developing activities. For a discussion of our capital expenditures and divestitures, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.	BUSINESS OVERVIEW

General –

We concentrate our resources on the broad industry of wireless broadband. As a wireless broadband pioneer, we have been driving and delivering innovation for more than 15 years, from developing core technology to creating and promoting industry standards. Through leveraging our key roles in the Institute of Electrical and Electronic Engineers (“IEEE”) and HiperMAN standards committees and having experience in extensive development and deployment of OFDM technology -based systems, we have been at the forefront of the WiMAX Forum™ in its focus on increasing the widespread adoption of standards-based products in the wireless broadband market and in leading the industry to adopt mobile WiMAX networks.  The WiMAX standard is the outcome of the standardization work done by the WiMAX Forum™, widely based on the IEEE 802.16 standard working group. Through the Acquisition Transactions (see Item 3D "Risk Factors –Merger transactions recently performed by the Company may not be successfully implemented and integrated with our operations and our technologies, which may harm our business and results of operations"), we recently entered into the carrier grade Wi-Fi market as well as the cellular indoor coverage market and became the owners of certain additional product lines and technologies.

Our primary business is currently focused on three main market segments, offering a wide variety of applications, which are mainly the following:

Broadband Wireless Access Carriers ("BWA Carriers"):

Solutions for BWA Carriers include 4G wireless networks for fixed, nomadic and mobile subscribers, providing subscribers with home, office and personal broadband connectivity for internet access, social networking, gaming, VoIP, video and other broadband applications. Our solutions enable operators in both developed and emerging markets to offer broadband services to subscribers anytime, anywhere where the WiMAX network is deployed, through the use of a variety of devices, such as laptops, PDAs and smart handsets which have undergone interoperability testing with our WiMAX system. In the BWA Carriers category, we continue to offer standard products.

Vertical Markets (Enterprise):

Solutions for our Enterprise category include broadband wireless applications for a variety of vertical markets, providing owners and operators of public networks, private networks, utility companies and municipalities with broadband connectivity and applications that fulfill each organization's specific communication needs. Examples of such applications include government and municipal office connectivity, security and surveillance services, campus-to-campus broadband connectivity, oil and gas and mining company applications, emerging Smart Power Grids and Public Mobile Radio ("PMR") applications. In this market, we sell both WiMAX and Wi-Fi solutions, primarily in the license-exempt frequency bands with various applications, including point-to-point and point-to-multipoint.

Mobile (Cellular) Service Providers:

Solutions for Mobile Service Providers address these customers' challenges in providing ubiquitous coverage and sufficient capacity in an era of ever growing demand for mobile data services and applications. These solutions include Wi-Fi networks for off-loading of mobile data traffic from 3G/4G networks and distributed antenna systems (DAS) for optimized indoor service availability. In the Mobile Service Providers category, we are offering the Company's acquired carrier- grade Wi-Fi products and solutions as well as the DAS products, based on the technology developed by Clariton.

Our growth strategy is focused on providing optimized broadband wireless solutions to address connectivity, capacity and coverage challenges of public and private networks, enabling us to maintain our current position and grow along with the market demand for multi-technologies solutions and applications.

Organizational Restructuring and New Strategic Initiatives through Acquisitions

Since the beginning of 2011, we restructured the organization in order to improve our business results while re-sizing the company to a level appropriate to the available carrier and vertical market opportunities.  As part of the restructuring, we also further adjusted the number of our employees to meet the needs of the restructured company and strategic initiatives arising from the acquisitions performed during 2011.  The restructuring has resulted in a reduction in the number of employees by 194 and the vacating of certain leased premises in 2011.

Additionally, in 2011 we acquired Wavion in order to create new growth opportunities and penetrate into new market segments.   Wavion is a provider of carrier-grade outdoor Wi-Fi solutions, with a variety of different products for the Wi-Fi access and 3G off-load applications segment.  We also acquired the intellectual property of Clariton in the beginning of 2011 in order to penetrate into the indoor wireless market using Clariton's Distributed Antenna System (DAS) technology and know-how.

INDUSTRY DYNAMICS –

4G BWA Techology, Applications and Industry Advantages

Mobile WiMAX is a technology based on the IEEE 802.16e air interface standard and the ETSI HiperMAN wireless metropolitan area network (“MAN”) standard. WiMAX is the worldwide standard for wireless broadband access and personal mobile broadband applications. Solutions based on WiMAX technology enable fixed-line, cable, and mobile operators and challengers to compete with each other in the relevant market for higher Average Revenue Per User (“ARPU”) services.  WiMAX technology has the capacity to deliver sufficient bandwidth to enable value-added broadband applications, including live video broadcasting, high-speed data, toll-quality voice and multimedia content. Most importantly, the WiMAX (IEEE 802.16) standards were developed based on the concept of an "all-IP Network". A complete set of IP-based functions and interfaces allows for high quality service delivery, while keeping end-to-end Quality of Service (“QoS”) and minimizes investment and operating costs for operators with its distributed architecture and efficient, packet-based air interface.

WiMAX offers two technological advantages to the operators relative to most existing commercial technologies: (i) a superior radio access technology; and (ii) an open IP-based access network infrastructure.

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

Transition of the market to TD-LTE-

Alvarion's main BWA market has undergone a technology shift in the past year, which we believe is the result of a perception that TDD LTE technology will replace WiMAX technology. Although we believe that the availability to offer cost effective TDD LTE products is limited (especially in Alvarion's main market of 3.5GHz licensed operators), the perception that TDD LTE will replace WiMAX technology has caused a decline in demand for WiMAX technology and equipment.

Carrier Grade Wi-Fi Technology -

Driven by strong uptake among end-users, Wi-Fi has become a "game changer" for the mobile industry. With its high quality of service, low cost and ubiquitous availability, a growing number of users consume more traffic over Wi-Fi than on any other access technology. With this trend and with rapidly growing data requirements, operators have begun adopting Wi-Fi technology as a strategy for their future business. A growing number of operators, including AT&T, China Mobile, KDDI, DoCoMo, KT, PLDT, and Smart, are deploying or planning to deploy metro Wi-Fi networks for access and for cellular data offloading. With this trend the Company believes that the market for carrier-grade Wi-Fi equipment is poised to grow rapidly.

Carrier grade Wi-Fi is defined as a Wi-Fi infrastructure solution that enables operators to deliver the high quality service end-users expect with easy access, fast broadband speed, security, and ubiquitous indoor and outdoor coverage. From the operators’ perspective, carrier-grade Wi-Fi solutions must address the coverage and capacity needs of a large deployment and therefore should be scalable to millions of users, come with robust interference immunity technology (critical for operating in the unlicensed spectrum in which Wi-Fi is used) and enable rapid deployment.

Major carrier-grade Wi-Fi market trends:

We believe that Wi-Fi offloading is growing worldwide and that the number of Wi-Fi hotspots will increase substantially over the next several years. The expansion of Wi-Fi availability into large metro “hot-zones” such as San Francisco, London, Singapore, Seoul and Tokyo, will create opportunities for new applications and services such as indoor location-based navigation and location-based advertisements and there is already a growing interest in this space from small startups to large vendors such as Google, Microsoft and Nokia.

 Alvarion WBSn  – a family of carrier-grade Wi-Fi base stations:

WBSn is a family of advanced carrier-grade Wi-Fi base-stations operating in the 2.4 and 5 GHz bands. WBSn base-stations use powerful two-way beamforming 802.11n and unique interference immunity technology to deliver a good range, capacity and indoor penetration. WBSn is a service-aware platform, addressing the growing demand for faster connectivity and video applications and is optimized for scalable large networks, and applications related to Wi-Fi hotspots, mobile data offloading, capacity wholesale, smart cities, indoor/outdoor large venues, and large corporate networks. WBSn base stations enable operators to rapidly deploy profitable large scale Wi-Fi networks with the quality of service end-users expect.

The Evolution of Wireless Broadband –

During the last decade the desire to be connected anytime anywhere has grown extensively due to the introduction of new handsets allowing connectivity and easy-to-use applications (such as iPhones and iPads). Furthermore, the cultural effect of social networks (such as Facebook, twitter, LinkedIn) has changed the way people communicate on a daily basis.

Along with the increased demand for on-line connectivity, the wireless broadband market has grown due to the acceptance of wireless equipment as a high performance, cost-efficient alternative to wireline infrastructure for broadband connectivity.

In developed countries, government financial support encourages operators to provide broadband coverage in rural and suburban areas with low-density populations, where the business model for wired infrastructure is less cost-effective.  In developing countries, government financial support is provided to encourage operators to offer basic telephony services and Internet access based on wireless broadband infrastructure in order to meet demand, mainly in urban and suburban areas.

The worldwide success of broadband connectivity and services creates demand for additional broadband networks mainly in regions where broadband was not yet widely available.  The accelerated proliferation of broadband services and networks around the world as well as the commoditization of broadband devices and services has generated more demand for broadband in developing regions, often referred to as the world’s emerging markets. In these regions, wireline infrastructure is often non-existent, resulting in an accelerated widespread adoption of wireless broadband networks.

Government Spectrum Allocation Enables Network Deployments -

Global telecom spectrum allocation is opening up the telecommunications industry to competition from new players. Wireless technologies require the use of frequencies contained within a given spectrum to transfer voice, multimedia and other data services. Usually, governments allocate a specific range of that spectrum, either licensed or license-exempt (“unlicensed”) bands, to carriers,  operators,  ISPs and other service providers, enabling them to launch a variety of broadband initiatives based exclusively on wireless networking solutions. During 2011, additional licensed and unlicensed spectrums were allocated around the world and we expect this trend to continue in the future. Increased availability of licensed and unlicensed spectrums enables operators to address increasing demand for wireless broadband. New and developing technologies combine the use of license and license-exempt bands, allowing new cost-effective network deployment strategies and availability of coverage and capacity in very low density areas.

Additional Factors in the Widespread Adoption of Wireless Broadband -

Over the last few years, wireless broadband networks have increasingly grown in popularity and we believe they will continue to do so, due in part to the inability of wired infrastructure to meet demand, but also because of the following factors:

•	competition among various types of telecommunications players to offer multiple services using a single network;
•	growing trend of public access providers to build infrastructures owned by municipalities;
•	rapid progression of standardization by international authorities, such as the WiMAX Forum™, 802.11, 3GPP combined with the wide adoption of these standards by equipment vendors and carriers;
•	attractiveness of the business model offered to operators that use high performance standardized and interoperable products;
•	convergence of fixed and mobile services;
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

We believe that WiMAX and Wi-Fi as well as LTE are currently the technologies that are the most advanced and well-suited to cost-effectively meet the requirements of personal broadband.  Wi-Fi complements the WiMAX / LTE technologies, especially in high traffic areas.  For mobile operators, Wi-Fi is another Radio Access technology. It allows the operator to offer additional data services in different frequency bands, unlicensed, bases on the users’ existing mobile devices.

COMPANY STRENGTHS -

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

Our key strengths include:

Market Leadership and Brand Recognition: We believe that we are a worldwide 4G  vendor with a combined multiple business focus in both licensed and unlicensed solutions, with carrier grade products for mobile operators and broadband wireless access networks, and we enjoy a strong brand purpose and brand identity.

Customer Base:  We have a broad customer base, with over 280 world-wide fixed, nomadic and mobile 4G commercial deployments.

Technology: We have over 15 years of experience in end-to-end broadband wireless IP and we believe we have been a leader in the broadband wireless access market for more than a decade. In addition, we have continued our leadership in the relevant standardization organizations (IEEE 802.16, WiMAX Forum™).  In the Wi-Fi market, we recently purchased Wavion (see Item 4 – Business overview – Organizational Restructuring and New Strategic Initiatives through Acquisitions) , which recently introduced its two-way beamforming 802.11n 3x3:3 base station with a unique Interference Immunity suite which enhances the Wi-Fi products available from our company.

Execution Capabilities:

We have the ability to deliver and deploy a complete end-to-end solution in terms of product, technology, and full end-to-end network deployments, radio planning and network services resulting in the ability to build long-term customer relationships.

We believe that we have the ability to compete with any other vendor in this industry, while keeping our flexibility and technology differentiators according to customer demands and needs.

Strategic Relationships: We are actively partnering with industry and market leaders to create go-to-market strategic relationships and best-of-breed end-to-end wireless broadband networks.

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

By acquiring Wavion during the fourth quarter of 2011, we gained personnel with an average of 10 years of valuable experience and technical expertise in the field of carrier grade Outdoor Wi-Fi. These employees possess particular knowledge in several key technologies such as beamforming, real time radio management, advanced antenna design and smart location management.

GROWTH STRATEGY –

        Our growth strategy contains three primary elements. The first element is providing broadband wireless networks (based on WiMAX and additional technologies) to telecom service providers, maintaining our current leadership position and growing along with market demand for converged applications. We have accomplished significant milestones, such as a live demonstration of our TD-LTE technology, and, in terms of product development, we have entered into agreements with third parties to integrate their products into our complete solution. The second element is providing wireless broadband networks for select enterprise vertical markets (including safe city, mining, education, municipalities, utilities, among others) in licensed and license-exempt environments. We offer our customers optimized access, CPE’s and backhaul solutions.  We plan to make additional investment in product development, channel recruitment and go-to-market activities in new vertical markets/domains.  The third element of our strategy is to offer indoor coverage and capacity solutions and carrier-grade Wi-Fi offload systems to mobile carriers. This is a growing market looking for solutions to offload data from 3G networks, creating a large demand for Wi-Fi solutions.

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

PRODUCTS -

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

BreezeMAX has become a popular solution for operators offering fixed high-bandwidth, VoIP and data services to evolve their networks to industry-standard solutions with improved outdoor and indoor customer premises equipment ("CPE") economics. This platform includes an enhanced offering of primary voice services and allows an operator to leverage legacy voice infrastructure. The system’s features and cost-effective, versatile subscriber units make BreezeMAX a widely accepted broadband wireless solution for service providers that are interested in improving their business model.

In 2007, the BreezeMAX indoor Si CPE began offering personal broadband and primary broadband WiMAX standard-based solutions and enabled nomadic services via quick deployments based on a plug-and-play installation. In addition, the BreezeMAX indoor Si CPE enabled centrally provisioned, portable connectivity for subscribers to use the CPE in various points within the network coverage and reconnect to the service after moving from one location to another. The BreezeMAX’s FDD platform was designed according to the IEEE 802.16-2004 standard, and was partially certified by the WiMAX Forum™ during 2006 for fixed and nomadic networks, for both Base Stations and CPEs. In early 2007, we introduced our TDD pre-certified IEEE 802.16-2005 platform that was designed for fixed and nomadic networks. Our BreezeMAX platform, which is part of our 4Motion solution, provides support for fixed, nomadic and mobile WiMAX, and has been designed according to the IEEE 802.16e-2005 standard for portable and mobile networks.

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

BreezeMAX Extreme 5000 is the first wireless broadband solution to bring WiMAX 16e technology to the 5 GHz license-exempt market. A highly integrated, all outdoor base station, BreezeMAX Extreme 5000 is designed for ease-of deployment and reduced total cost of ownership. Built with the customer in mind this solution offers easy configuration and a self-sustained ecosystem, ideally suited for Wireless Internet Service Providers (WISPs), municipalities, utilities, enterprises and public safety networks.

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

In addition to data and voice, applications such as video surveillance are deployed over our networks in municipalities and other markets such as mining, oil and gas, campus deployments and more.

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

BreezeACCESS VL is an OFDM-based, carrier-class, point-to-multipoint solution for wireless broadband outdoor connectivity and the delivery of high-quality data, voice and video services in urban and rural environments. BreezeACCESS VL lets WISPs, municipalities, governments, enterprises and utilities providers deliver an array of broadband wireless applications in urban and rural deployments. It provides enhanced  QoS  capabilities to enable the allocation of the necessary bandwidth and priority in line with application and user needs. BreezeACCESS VL supports an extended coverage range in the 4.9, 5 GHz frequencies and the license-exempt 900 MHz frequency bands, and features embedded security mechanisms with hardware-based encryption to ensure consistently secure wireless links that do not degrade performance.  BreezeACCESS VL is a field-proven, flexible platform that enables diverse product configurations and power feeding options to match varying deployment needs. The solution adheres to Alvarion's "pay-as-you-grow" business model  (enabling customers to start small and scale up) to ensure maximum scalability and supports a wide range of subscriber units to offer an affordable, optimized solution for top performance.

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

In 2011 we announced “end of life” for the WALKair 1000 and 3000 lines. In their stead we have introduced the new WALKair 5000.

Our new WALKair 5000 operates in the 10.5, 26 and 28 GHz licensed bands.

WALKair products are based on time division multiplexing technology.  WALKair systems support a complement of value-added classes of services including VPN, VLAN and QoS, based on per-user allocation of committed data rate and maximum data rate.

BreezeCELL

Alvarion introduced a distributed antenna system offering in 2011. The system uses proprietary RF technology based on intellectual property acquired from Clariton. By utilizing manipulation of cellular RF signals the system can transport these signals across cable TV infrastructure to provide coverage and capacity within large buildings. The system is comprised of various components deployed indoors,  mainly head-end equipment connected directly to a cellular Base Station on one side and to coax cable infrastructure on the other side. Additional components include specialized diplexers and amplifiers and a Remote Unit (RU) that emits the original signal from the Base Station after it is transported over the cabling system.

The BreezeCELL product offering serves large buildings and is most commonly purchased and managed by a cellular operator. The onset of 3G data services has increased dramatically the use of DAS solutions.

Carrier Grade Wi-Fi – WBS Products

WBS-2400 is a carrier-grade range of base stations for advanced wireless broadband, and is a solution for urban and rural Wi-Fi deployments. Based on Alvarion’s spatially adaptive beamforming technology, and operating with any off-the-shelf 802.11b/g standard-based devices, the WBS-2400 provides significant performance gains in terms of range, throughput, indoor penetration and interference mitigation, enabling service providers to offer cost effective Wi-Fi service without compromising quality.

The beamforming technology maintains high quality signals under NLOS conditions, enabling uniform coverage of the entire area, and creating a larger addressable market per base station. The superior link gain provides higher throughput and network capacity, with the SDMA technology doubling the downlink capacity per base station. The inherent spatial filtering of the beamforming technology and the unique dynamic interference handling capabilities help ensure good operation even in noisy environments. WBS-2400 is cost-effective, and by increasing the addressable market per base station, and by the standards based approach, provides the lowest cost per line.

WBS-2400 is a robust and weatherproof IP-67 platform, and is designed to withstand extreme weather conditions. The WBS-2400 range of base stations have been optimized for a wide range of applications including business connectivity, municipal networks, metro zone networks for outdoor access and cellular data offload, public safety (video surveillance over wireless), VoIP / rural connectivity, education campuses, residential access, building coverage and the hospitality industry.

With an array of six antennas and six radios, the WBS-2400 Omni leverages our beamforming technology to provide superior connectivity, extended range and increased capacity, and succeeds in tripling the coverage provided in comparison to conventional access points. Furthermore, our advanced SDMA technology doubles the base station’s downlink capacity. These characteristics enable service providers, municipalities, and enterprises to deliver high quality Wi-Fi service with significantly fewer base stations compared to competing solutions   at a much lower cost.

The WBS-2400 Sector base station is a solution for Wi-Fi deployments that require sector coverage. Based on an array of three antennas covering a 120° degree sector and three radios, the WBS-2400 sector leverages our beamforming technology to provide extended range and  connectivity under both LOS and NLOS conditions. Furthermore, our advanced SDMA technology increases the base station’s downlink capacity. These characteristics enable service providers, municipalities, and enterprises to deliver high quality, Wi-Fi service with significantly fewer base stations compared to competing solutions  at a much lower cost.

Carrier-Grade Wi-Fi Products -- WBSn

WBSn base stations, the Alvarion solution for carrier-grade Wi-Fi, is a family of advanced outdoor Wi-Fi base stations suitable for a broad range of applications. Operating in the license-exempt 2.4 and 5 GHz bands, and leveraging spatially adaptive beamforming together with 3x3:3 MIMO technology, the WBSn family delivers  range and capacity, and addresses the growing needs of operators to deliver new content-rich services, while maintaining quality of service. WBSn base stations are carrier grade IP-68 certified, with a rich set of security, QoS and management tools, and with a built-in access controller, helping reduce cost and increase availability. Our spatially adaptive beamforming technology is based on an array of multiple radios and multiple antennas, leveraging the multiple signals received and transmitted. The multiple signals are properly adjusted by the beamforming technology to maximize the transmission signal at the client modem and the receiving signal at the base station modem. With Alvarion’s approach to beamforming, up to six powerful radios are in the base station and are used together with high gain antennas to form efficient dynamic beamforming per packet. The WBSn family is environmentally friendly with low power consumption, for off-grid powering, and complies with green standards.

Alvarion’s technology combines Tx and Rx spatially adaptive beamforming and 802.11n 3x3:3 MIMO for excellent coverage and capacity for delivering up to Gigabit per second capacity and 450 Mbps data speeds. The beamforming technology leverages a unique High Gain Diversely Polarized (HGDP) antenna array for enhanced performance, and significantly increases the link gain and interference immunity. Simultaneous 2.4 and 5 GHz band support for access services addresses the growing usage of 5 GHz in handheld devices and laptops, and the built-in integrated backhaul in 2.4 and 5 GHz, with self-forming and self-healing properties, provide strong performance under both LOS and NLOS conditions, by leveraging Alvarion’s beamforming and 3x3:3 MIMO technologies. WBSn base stations are complemented by Alvarion service provisioning, management tools, and a span of generic CPE devices, enabling numerous urban and rural applications at a low cost per bit. The WBSn base stations are IP-68 outdoor rated, are designed for high reliability, quality of service and security and come with a complete set of FCAPS management and service provisioning tools.

Alvarion’s base stations enable carriers, internet service providers, governments and private networks to deploy outdoor Wi-Fi networks in metropolitan and rural areas, for a variety of applications, including seamless cellular offload, hot-zone and hot-spots, residential and business access, rural communities, government and private networks, education (schools and universities), municipal networks and safe cities, the health and hospitality industries, oil and gas, industrial and construction sites, mining, terminal hubs, malls and other large venues, smart power grid and automatic meter reading and telemetry.

WBSn Carrier-Grade Wi-Fi Form Factors

The WBSn family includes base stations in four form factors, all IP-68 compliant, designed to withstand harsh outdoor environments, with flexible pole/wall installation and various field-of-view antennas. The WBSn-2400-S Sector base station operates in the 2.4 GHz band, and theWBSn-2450-S Sector base station, operates in the 2.4 and 5 GHz bands simultaneously. The sector form factor base stations are suited for building or street coverage, offering a range of direction that can be adjusted according to the coverage needs of the customer. The WBSn-2400-O Omni base station operates in the 2.4 GHz band, and the WBSn-2450-O Omni base station operates in the 2.4 and 5 GHz bands simultaneously. The Omni form factor base station offers 360  degree coverage, making it an excellent choice for providing effective Metro Wi-Fi, and consequently enabling carriers to comprehensively cover larger areas and address more customers per base station. Operating in the unlicensed band requires strong interference immunity algorithms and tools to cope with existing and future interferences. The built-in Interference Immunity Suite combines the inherent beamforming ability to suppress interference, comprising the Dynamic Interference Handling (DIH) algorithm that continuously optimizes receiver’s parameters according to noise level, the Automatic Channel Selection (ACS) algorithm for best operating channel online selection, the Wavion Rate Adaptation (WARA) for optimal rate selection in environments with high interference, and the capabilities of both Down Tilted Antennas (DTA) and sector antennas to reject noise out of their field-of-view.

Network Management Solutions

We provide advanced management applications for our wireless solutions. Our network management applications are equipped with graphical user interfaces and provide a set of tools for configuring, monitoring and effectively managing our wireless broadband networks.  The Star Management Suite, our flagship carrier-class Network Management System ("NMS"), is fully compliant with Telecommunications Management Network (TMN) standards and simplifies network deployment and maintenance for networks of every scale. The Star Management Suite is designed specifically for WiMAX deployments and helps service providers to cost-effectively manage WiMAX deployments, roll out new services and maintain high service levels. The Star Management Suite is made up of specific management tools that cover the entire WiMAX service life-cycle - from initial installation to full service provision, and all monitoring, reporting and troubleshooting tasks required for efficient network operation. The Star Management Suite can be deployed gradually, module by module, in accordance with network needs. The Star Management Suite is made up of four modules:

AlvariStar is a carrier-class, field-proven NMS for managing Alvarion’s WiMAX base stations in mobile and fixed deployments.

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

Within developed countries there are rural or suburban regions with low-density populations, often extending over vast distances that have limited telecommunications infrastructures. Wireless broadband has made inroads in these areas due to the business opportunities, robust equipment, extensive coverage and non line-of-sight capabilities. In addition, government assistance in many countries has served as an incentive for alternative operators to consider WiMAX, LTE and Wi-Fi  systems for providing broadband services. Examples of these markets are found in various parts of the world, including in North America, Western and Eastern Europe, Asia Pacific and Latin America.  Alvarion currently serves all of these markets. Regional governments and municipalities in some areas have initiated free broadband networks to their local populations, with private Wi-Fi networks. We offer these regional governments various state-of-the art solutions for broadband connectivity.

We believe that wireless broadband service providers in emerging markets have found that deploying wireless broadband and new wireless solutions where there is a lack of telecommunication coverage due to poor infrastructure is an affordable means to provide broadband and telephony services. Emerging markets are countries where basic voice services combined with broadband data remain scarce. Examples of these locations are in Africa, Eastern Europe, Latin America and Asia Pacific. Alvarion currently serves all of these markets.

Geographic Breakdown of Our Revenue –

	2009		2010		2011
	In thousands
North America	$23,242	9.5%	$47,517	23.1%	$46,941	24.7%
Latin America	45,369	18.5%	26,875	13.1%	28,396	14.9%
Europe, Middle East and Africa	148,738	60.7%	109,909	53.3%	80,701	42.5%
Asia Pacific	27,890	11.3%	21,514	10.5%	34,000	17.9%
	$245,239	100.0%	$205,815	100%	$190,037	100%

General – Industry Market Segments and Players

The operators in the wireless broadband market fall within the following categories, as determined by the industry:

Communications Service Providers: Tier One and Tier Two Operators

Tier One and Tier Two operators form the largest and most established group of telecom operators, with nationwide or global presence, serving tens of millions of users. These operators are a primary focus for two of our business lines.

In numerous cases, these operators have a broadband wireless services unit. These operations are well addressed by WiMAX networks which can provide robust services at high QoS levels to large scales of users and enable these operators to maintain their position at the front line of communications services business. Examples of Tier One and Tier Two carriers that have publicly indicated their strategy include: Telkom South Africa Ltd., France Telecom, Bharti and Telefonos de Mexico S.A. de C.V, Orange and Safaricom.

With the proliferation of smartphones and tablet devices, many of the mobile Tier One and Tier Two operators are experiencing congestion and deteriorating QoS in their data networks. Wi-Fi equipment enables these operators to offload some of this traffic from their networks, resulting in improved QoS and user experience. Many of the world's leading mobile operators have publicly indicated their intent to use this technology approach, including AT&T, Verizon, Vodafone, Orange, NTT and KDDI.

 Broadband Service Providers

Broadband service providers build their business model primarily on converged WiMAX solutions, while providing in many cases improved services compared to legacy telecommunication operators. Broadband service providers are expected to constitute a greater portion of the WiMAX market in the future. Examples of service providers in this category include Bolloré Telecom (France), Enforta (Russia), Free (France), Iberbanda in Spain (a subsidiary of Telefonica de Espana), and Ertach (Argentina).

CLECs & Regional Carriers

Competitive Local Exchange Carriers (“CLECs”) seek to compete effectively with the Incumbent Local Exchange Carriers (“ILECs”). Wireless broadband is an attractive and cost-effective last-mile alternative to wired access solutions. CLECs deploy our products to provide voice and broadband services in rural and suburban areas where wire line infrastructure does not exist or does not support the demand. In addition, in the areas of landline infrastructure in developed countries, wireless broadband systems offer carriers the ability to reach otherwise inaccessible customers, while providing increased bandwidth flexibility and service differentiation, surpassing the inherent limitations in wire line infrastructure.

CLECs have constituted an important part of our focus in our fixed wireless access product line and have exhibited an interest in our technology. The reduced installation costs, rapid roll-out potential and modular architecture, coupled with high network capacity and coverage and enhanced service options, present an appealing alternative to service providers and regional carriers seeking to supply their customers with reliable comprehensive data and voice solutions. Examples of these operators include VMAX (Taiwan), Wisper (USA), Elro (Denmark), Linkem (Italy), Czech on line, KDN (Kenya), Millicom and Xplornet Communications Inc. (Canada).

Vertical Markets

Private and government sectors that operate private networks for business management and operations are in constant need of technologies to support their operational requirements. Examples of such requirements are enterprises that require leased line replacement for cost-effective connectivity to provide VoIP and data services; metropolitan area networks for broadband connectivity; metering and monitoring applications used by utility companies to collect information and supervise operations; and cost-effective access within communities, municipalities and educational institutions. Additional areas that have leveraged broadband wireless very effectively include surveillance, public safety and municipal applications. Government authorities and private organizations with government sponsored funds have begun to deploy broadband wireless systems to support remote video surveillance, traffic flow management, back-up for disaster recovery, leased line replacement, various forms of backhaul and other public safety uses.  Examples may be found in various U.S. communities such as Houston, Texas, Richardson, Texas and many others.

2011 Partial Customer List for 4G Wireless Broadband Systems –

Telecom carriers and service providers using our products include, among others:

ADAM INTERNET, AUSTRALIA

ARIA, ITALY

BHARTI TELE-VENTURES LIMITED ( AIRTEL ENTERPRISE SERVICES), INDIA

CEDICOM JSC

CIELUX, DRC

CONNECT DATAELRO, DENMARK

FORIS TELECOM LTD., ISRAEL

IBERBANDA, S.A, SPAIN

ICE COSTA RICA

LINKEM, ITALY

MTN UGANDA, UGANDA

NETIA SA, POLAND

NEXTEL DEL PERU S.A

NGI, ITALY

ORANGE BOTSWANA

ORANGE CAMEROUN

ORANGE MALI

SAFARICOM, KENYA

TELECOM NAMIBIA, NAMIBIA

TELKOM SOUTH AFRICA LTD., SOUTH AFRICA

TTML TATA TELESERVICES (MAHARASHTRA) LTD

WAVEMAX S.R.L

XPLORNET COMMUNICATIONS INC., CANADA

ZAPFI NV (VIG), BELGIUM

TECHNOLOGIES UNDERLYING OUR PRODUCTS –

We use internally developed core technologies and continue to invest in augmenting our expertise in networking, radio, digital signal processing (“DSP”) modem technologies, Media Access Control ("MAC") technologies and Radio Resource Management ("RRM") technologies.  We also participate as active members in international standards committees.

Networking Technology

To support the OPEN WiMAX concept and our 4Motion™ solution as well as the BreezeMAX platform and other products, we have developed or otherwise acquired, and continue to invest in, networking expertise in the areas of IP Access and Mobile IP that is particularly adapted for mobile WiMAX networks, ASN-GW, Point-to-Point Protocol Over Ethernet (“PPPoE”) tunneling, VPN and VoIP, based on industry standards, such as H.323, SIP and MGCP, and other Internet standards and protocols.  To support the SentieM™ technologies embedded in our 4Motion™ solution as well as in the BreezeMAX platform and other products, we have developed or otherwise acquired, and continue to invest in, distributed radio architecture and hierarchical ASN-GW network architecture. We have also developed, and are continuing to develop, know-how to satisfy market requirements with respect to quality of service, classes of services, committed information rate, maximum information rate, virtual LAN management and prioritization. We are developing access technology based on the IEEE 802.16-2004 and the IEEE 802.16e-2005  standards, as well as the WiMAX Forum™ technical specifications for both radio access and networking to further support the needs of customers using WiMAX. We have also developed a network management system that provides network surveillance, monitoring and configuration capabilities for all our products.

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

Digital Signal Processing ("DSP") Modem Technology

We maintain expertise in DSP and in modem design. Our capabilities include a hardware oriented design, as well as programmable DSP oriented design. Our modem design hinges on the Software Defined Radio paradigm. The extensive configurability of our base station modems, through Field Programmable Gate-Array (FPGA) and DSP reprogramming, allows us to readily introduce advanced features to our products and to follow amendments to emerging standards, including capability to upgrade deployed networks by downloading only software. Similarly, our CPE designs allow for upgradeability through over the air software download, simplifying our customers' operations.

We have developed the BreezeMAX base station platform, which is designed to support the WiMAX (IEEE 802.16) air interface specification. The platform supports the multiple antenna elements per sector to exploit the smart-antenna signal processing techniques for improved coverage and network capacity. The programmable DSP-based architecture of the BreezeMAX platform enables us to support the IEEE 802.16d-2004 standard, as well as the IEEE 802.16e-2005 standard for mobile broadband communications, while enjoying the benefits of OFDMA and smart-antenna processing. The base station architecture and capabilities are closely aligned and synchronized with the CPE application-specific integrated circuit (“ASIC”) and reference design developed by Intel resulting from our collaboration, which began in 2003, to ensure optimum performance in future WiMAX deployments. Our WiMAX CPE (Customer Premises Equipment) is based on commercial SoC (System On Chip) elements. As WiMAX technology matured, less interaction has been required with chipset vendors, reducing development risk.  Furthermore, as the industry moves toward technologies such as LTE and SoC, vendors have refocused their investments from WiMAX to LTE. Therefore we may expect those chipset vendors to declare EoL (End of Life) for WiMAX chipsets, which will require Alvarion to acquire large stocks in addition to maintaining a low level of responsiveness for ongoing maintenance.

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

DAS

Alvarion introduced a distributed antenna system offering in 2011. The system uses proprietary RF technology based on intellectual property acquired from Clariton. By manipulating cellular RF signals the system can transport these signals across cable TV infrastructure to provide coverage and capacity within large buildings. The technology is termed TrueActive and provides amplification at the end points called Remote Units where the cellular signal is being emitted towards mobile handsets and where the signal is being received from transmitting mobile handsets.

This structure provides uplink gain and minimal noise level required for high capacity cellular data networks. The technology is protected by various patent filings.

Alvarion Carrier Grade Wi-Fi Technology

Beamforming 802.11n

Alvarion’s technology combines Tx and Rx spatially adaptive beamforming and 802.11n 3x3:3 MIMO for effective  coverage and capacity.

The true spatially adaptive beamforming technology leverages a High Gain Diversity Polarized (HGDP) antenna array for maximum performance. The beamforming significantly increases the link gain and interference immunity. Moreover, it exploits multipath to its advantage by coherently combining signals traveling in different propagation paths, providing LOS and NLOS coverage, and indoor penetration.

With 3x3 MIMO and three spatial data streams, Alvarion’s base stations set up a new market milestone delivering up to gigabit capacity and 450 Mbps data speeds.

Interference Immunity Suite

Alvarion’s interference immunity combines the beamforming inherent ability to suppress interference, the Dynamic Interference Handling (DIH) algorithm for continuous receiver parameter optimization according to the noise level, the Automatic Channel Selection (ACS) algorithm for optimal selection of the best operating channel, the Alvarion Rate Adaptation (WARA) for optimal rate selection for any environment, and the Down Tilted Antennas (DTA) and sector antennas capability to reject interference out of their field-of-view. Alvarion’s interference immunity suite leverages over a decade of outdoor Wi-Fi experience.

Multi-band Access

Alvarion’s multi-band access provides simultaneous 2.4 and 5 GHz band support for access services, addressing the growing usage of 5 GHz in handheld devices and laptops.

Integrated Backhaul

Alvarion’s integrated backhaul provides support in 2.4 and 5 GHz, with self-forming and self-healing, providing performance in both LOS and NLOS by leveraging Alvarion’s beamforming and 3x3:3 MIMO technologies

Carrier Grade

Alvarion’s base stations are IP-67 outdoor rated and are designed for high reliability, quality of service and security. Alvarion base stations come with a complete set of FCAPS management and service provisioning tools.

IOT Labs and Activities

To support our OPEN WiMAX strategy and enable a strong ecosystem of CPEs and devices by top industry vendors we have created our Inter-operability testing (IOT) lab which tests a variety of products for interoperability on an ongoing basis, with the goal of ensuring that customer specific configurations, including CPE's and frequencies, are fully supported. The IOT Center is tasked with testing both various forms of CPE's, including dongles, PCCards, USB's, notebooks, laptops and standalones, as well as a range of core products, including ASN-GW's, AAA's and Home Agents (an element in the carrier network). The IOT lab tests products from a variety of vendors, in an Alvarion network environment using Alvarion BaseStations and, on occasion, an Alvarion ASN-GW, depending on the customer configuration. In addition, the IOT lab performs scheduled maintenance for product versions which have already undergone IOT. Our IOT center can additionally engage in provisioning activities which enable end-to-end integration of a full solution per customer requirements.

Participation in International Standards Committees

As part of our strategy to become a technology leader and influence the industry in specific areas, we have, since our inception, been active members in standardization committees.

We are a principal founder of the WiMAX Forum™, a non-profit organization whose members work to promote adoption of the IEEE 802.16 OFDM/OFDMA standard and to certify interoperability of compliant equipment. Our representative on the board of directors of the WiMAX Forum™ is Dr. Mohammad Shakouri, Corporate Vice President of Innovation and Marketing at Alvarion, who holds the position of Vice President of the WiMAX Forum™.

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

We actively participate in the IEEE 802.16’s broadband wireless access work group. Similarly, we are part of the WiMAX Forum™’s groups that define and improve the OFDM/OFDMA mode for both fixed and mobile broadband applications and that improve the ability of the IEEE 802.16 standard to increase its market footprint in license-exempt applications as well as a registered member in the Wi-Fi Alliance (WFA) forum with regard to the 802.11n standard.

We are also very active in the international regulatory arena, including ITU-R, which aims to promote WiMAX in the regulatory domain and to secure the spectrum for broadband fixed/mobile deployment.

SALES, MARKETING AND SUPPORT OF OUR PRODUCTS –

Alvarion’s carrier products are mostly marketed directly to carriers. In the vertical markets, we sell our products primarily through an extensive network of more than 200 active partners. These include global and local system integration and service fulfillment partners in various geographic regions, solution partners, national and local distribution partners, and resellers.  Our distribution partners in turn sell to resellers, including value-added resellers and systems integrators, as well as to end users.

We currently sell and distribute our products in more than 120 countries worldwide.  The use of different types of marketing channels through our partnership network enables us to market our products to many different markets and to meet the differing needs of our customers.

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

MANUFACTURING OPERATIONS AND SUPPLIERS –

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

Our products are currently manufactured primarily by several contract manufacturers located in Israel, with additional manufacturing also taking place in the Philippines and Taiwan. Final assembly and testing are performed by our contract manufacturers and are monitored and controlled by our quality assurance personnel. The testing criteria are validated by the automatic fail safe mechanisms in order to ensure that all activities successfully pass the testing criteria. We have processes in place for the ongoing performance of quality assurance at our own facilities and at our subcontractors’ facilities. The automating testing equipment which is developed and owned by us and testing procedures at our subcontractors are part of our Approved Enterprise programs.

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

PROPRIETARY RIGHTS –

In order to protect our proprietary rights in our products and technologies, we rely primarily upon a combination of patents, trademarks, trade secrets, and copyrights, as well as confidentiality, non-disclosure and assignment of inventions agreements. Following the Acquisition Transactions (together with Clariton and Wavion's granted and pending patents) we have been granted 123 patents and 118 pending patent applications worldwide. The proprietary rights described above are material to our business and profitability. Because our proprietary rights are diversified and independent of each other, we believe that we are not dependent on any one patent.

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

Currently, we participate in the formation of two patent pools administered by VIA licensing, a company experienced in technology licensing which formed the LTE patent pool and administers the WiMAX patent pool and the LTE patent pool. As a result, we expect that patents pertaining to WiMAX and LTE and their associated royalty rates will be more predictable and transparent. The patent pools may act as a “one stop shop” where companies building WiMAX and LTE solutions can obtain use of the patents more simply and cost effectively using a more competitive royalty structure that charges only for the features required to develop WiMAX and LTE products.

THE COMPETITIVE ENVIRONMENT IN WHICH WE OPERATE –

The markets for our products are very competitive. Competition comes from both tier-1 network equipment vendors who have advantageous cost structure, scale advantage and can offer financing and turnkey solutions; and from smaller competitors providing lower end, lower cost solutions. We believe that the principal competitive factors in the markets for our products include:

•	price and price/performance ratio;
•	flexibility;
•	superior technology;
•	innovation;
•	service and spectrum regulation and product certifications;
•	end-to-end network integration;
•	eco system terminal and modem variety;
•	vendor financing;
•	ability to support new industry standards;
•	product time to market;
•	brand strength, go-to market capabilities and sales channels;
•	systems integration;
•	quality of service; and
•	value proposition - coverage and capacity capabilities.

Companies that are engaged in the manufacture and sale or the development of products that compete with our wireless broadband products include Airspan Inc., NewNet, Huawei Technologies, Samsung, and ZTE. Companies that compete with our products in the vertical markets include mainly Radwin, Redline, Proxim, and Ruckus Wireless. Companies that are engaged in the manufacture and sale or development of products that compete with our carrier-grade outdoor Wi-Fi products include Ruckus Wireless, Cisco, Altai, Aruba, GoNet, and BelAir (acquired by Ericsson). Other vendors in the 4G and Wi-Fi markets and other vendors of TD-LTE equipment may become our competitors in the future.

Our products use wireless media, which also competes with alternative telecommunications transmission media, including leased lines, copper wire, fiber-optic cable, cable modems, satellite technologies and television modems. Our products compete with other wireless media technologies, including (i) 3G, HSPDA, HSUPA, EVDO and (ii) 4G, such as UMB and LTE.  Although LTE and mobile WiMAX are based on the same fundamental technologies, they originate from different eco -systems. However, over the last few years, LTE’s 4G has been adopted rapidly by cellular operators and their traditional eco-systems throughout the world, and we expect increased competition between WiMAX and LTE over the course of 2012.

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

GOVERNMENT REGULATION -

Our business is premised on the availability of certain radio frequencies for broadband communications.  Radio frequencies are subject to extensive regulation under the laws of each country and international treaties.  Each country has different regulation and regulatory processes for wireless communications equipment and uses of radio frequencies.  In the United States, our products are subject to FCC rules and regulations.  In other countries, our products are subject to national or regional radio authority rules and regulations.  Current FCC regulations permit license-free operation in FCC-certified bands in the radio spectrum in the United States.  Outside of the United States the use of spectrum license, if any, and the purposes of such use, vary from country to country.  Some of our products operate in license-exempt bands, while others operate in licensed bands.  The regulatory environment in which we operate is subject to significant changes, the results and timing of which are uncertain.

In many countries, the unavailability of radio frequencies for broadband communications has slowed down the growth of these networks.  The process of establishing new regulations for wireless broadband frequencies and allocating these frequencies to operators is complex and lengthy.  The regulation of frequency licensing began during 1999 in many countries in Europe and South America and continues in many countries in these and other regions.  Licensed blocks in 2.3, 2.5, 3.3, 3.5 and 3.6 GHz were released in some countries. In Europe, the European Civil Code (the “ECC”) assigned the spectrum in 3.4-3.8GHz to broadband applications, in a flexible and technology-neutral mode. However, the implementation of the ECC decisions in individual countries may suffer delays or may be limited to a relatively small range of spectrum.  In addition to the above, in some countries, particular frequency bands were allocated for licensing. Our current customers that commercially deploy our licensed band products have already been granted appropriate frequency licenses for their network operation.  In some cases, the continued validity of these licenses may be conditional on the licensee complying with various conditions. In October 2007, the Radio-communication Sector of the International Telecommunication Union (ITU-R) made a decision that effectively includes WiMAX technology in the IMT-2000 set of standards. This inclusion of WiMAX in IMT-2000 may be viewed as placing WiMAX on equal footing with the legacy-based technologies ITU-R already endorses.  However, establishing new regulations in individual countries for wireless broadband frequencies and allocating frequencies to operators is complex and lengthy. The European Commission started a process to revise the 2.5-2.69GHz regime to provide more flexibility in the spectrum usage and a more balanced protection of the TDD operation. A change in the European regulation may imply a need for revised type approval norms; such revisions may involve a lengthy process.

There is a trend to release more license-exempt bands. For example, in the United States, FCC rules were modified to include an additional 255MHz of spectrum, though actual use of this allocation is not permitted until a technical issue is resolved between the National Telecommunications and Information Administration (which manages government-used spectrum) and the FCC (which manages commercial and public spectrum). In Europe, the process is slower. We see potential for new markets in rural areas and developing countries, created by the availability of licensed-exempt spectrum in the 5GHz band. The FCC enforced the 3.65-3.7GHz spectrum to be used in a shared mode; the upper 25MHz require a special coexistence protocol. Such a protocol is defined for the WiMAX systems in 802.16 and this process might be lengthy.

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

C.	ORGANIZATIONAL STRUCTURE –

The following is a list of our subsidiaries, each of which is wholly-owned:

•	Alvarion, Inc., incorporated under the laws of Delaware, United States;
•	Alvarion Mobile, Inc.*, incorporated under the laws of Delaware, United States;
•	Alvarion UK Ltd., incorporated under the laws of England;
•	Alvarion SARL, incorporated under the laws of France;
•	Alvarion SRL, incorporated under the laws of Romania;
•	Alvarion Asia Pacific Ltd., incorporated under the laws of Hong Kong;
•	Alvarion do Brasil LTDA, incorporated under the laws of Brazil;
•	Alvarion Uruguay SA, incorporated under the laws of Uruguay;
•	Alvarion Japan KK, incorporated under the laws of Japan;
•	Alvarion Israel (2003) Ltd., incorporated under the laws the State of Israel;
•	Alvarion Spain, S.L, incorporated under the laws of Spain;
•	Tadipol-ECI Sp.z o.o., incorporated under the laws of Poland;
•	Alvarion Telsiz Sistemleri Ticaret A.Ş, incorporated under the laws of Turkey;
•	Alvarion de Mexico S.A de C.V, incorporated under the laws of Mexico;
•	Interwave Communications International SA.***, incorporated under the laws of France;
•	Alvarion Philippines*** incorporated under the laws of Philippines;
•	Kermadec Telecom B.V. incorporated under the laws of Holland;
•	Alvarion South Africa (Pty) Ltd., incorporated under the laws of South Africa;
•	Alvarion Italy SRL incorporated under the laws of Italy;
•	Alvarion GmbH incorporated under the laws of Germany;
•	Alvarion Singapore PTE Ltd., incorporated under the laws of Singapore.
•	India 4Motion Broadband Wireless Network Private Limited, incorporated under the laws of India;
•	Alvarion Singapore PTE Ltd., Taiwan Branch Preparatory Office** incorporated under the laws of Taiwan.
•	Alvarion del Ecuador S.A, incorporated under the laws of Ecuador;
•	Alvarion Chile LIMITADA, incorporated under the laws of Chile;
•	Alvarion S.A., incorporated under the laws of Argentina;
•	Alvarion Costa Rica S.A, incorporated under the laws of Costa Rica;
•	Alvarion Canada Ltd, incorporated under the laws of Canada;
•	PT. Alvaritech Indonesia*, incorporated under the laws of Indonesia;
•	Wavion, Inc.*, incorporated under the laws of Delaware, United States; and
•	Wavion Ltd.*****, incorporated under the laws of Israel.

*Alvarion SARL, Alvarion GmbH, Wavion, Inc.
**Alvarion Mobile Inc., PT. Alvaritech Indonesia and Wavion Inc. are wholly-owned subsidiaries of Alvarion, Inc.
*** Alvarion Singapore PTE Ltd., Taiwan Branch Preparatory Office is a wholly-owned branch of Alvarion Singapore PTE Ltd.
**** Interwave Communications International SA and Alvarion Philippines are wholly-owned subsidiaries of Alvarion Mobile Inc.
***** Wavion Ltd. is a wholly-owned subsidiary of Wavion Inc.

In addition, we have representative offices in China and Russia.

D.	PROPERTY, PLANTS AND EQUIPMENT –

We do not own any real estate.  As of December 31, 2011, we leased an aggregate of approximately 153,095 square feet in Israel for annual lease payments (including management fees) of approximately $2.7 million and incurred annual parking expenses in connection with these leases of approximately $0.5 million.  These premises consist mainly of our corporate headquarters in Tel-Aviv, Israel, and a separate warehouse located in Israel. Recently the company's management has decided to terminate the lease for this warehouse in Israel which will be vacated during the beginning of 2012. Thereafter the Company shall lease only one warehouse and reduce its costs accordingly.

We have been occupying our main premises since April 2001. These premises serve as our corporate headquarters, as well as the site at which we conduct our main research and development activities and some quality assurance, final assembly and testing operations. The lease agreement for our main premises is effective until 2013 for annual lease payments (including management fees) of approximately $2 million as well as annual parking expenses of approximately $0.5 million. We also lease approximately 18,320 square feet of office facilities located at 5 Hamada Street, Yokneam Ilit, Israel, at an annual rent of approximately $0.2 million. These premises serve as the corporate headquarters of our newly purchased subsidiary in Israel, Wavion Ltd.  We also lease approximately 12,647 square feet of office facilities located at 555 N. Mathilda Avenue, Suite 210, Sunnyvale, CA 94085, at an annual rent of approximately $0.2 million and approximately 15,589 square feet of office facilities located at 6430 Fiddler's Green Circle, Suite 175 Greenwood Village, CO 80111, at an annual rent of approximately $0.1 million. We also have an additional office in Maryland located at 6701 Democracy Blvd., Suite 300, Bethesda, MD, at an annual rent of approximately $0.1 million. Our Maryland office serves as the corporate headquarters of our U.S. subsidiary, Alvarion Inc., and as our principal sales and marketing office in North America.  We also lease approximately 22,098 square feet of office facilities in Romania, at an annual rent of approximately $0.5 million.  These premises serve as the corporate headquarters of our Romanian subsidiary, Alvarion SRL, and as our principal research and development and technical support office in Romania. In addition, we lease office space for the operation of our facilities in Argentina, France, China, Uruguay, Mexico, Poland, Italy, South Africa, India and Spain. Some of the office space was vacated as part of the Company’s restructuring process. We believe that the facilities we currently lease are adequate for our current requirements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS –

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

A.	OPERATING RESULTS –

Overview We concentrate our resources on the broad industry of wireless broadband. As a wireless broadband pioneer, we have been driving and delivering innovation for more than 15 years, from developing core technology to creating and promoting industry standards. Leveraging our key roles in the IEEE and HiperMAN standards committees and with experience in development and deployment of OFDM technology -based systems, we have been at the forefront of the WiMAX Forum™ in its focus on increasing the widespread adoption of standards-based products in the wireless broadband market and in leading portions of the industry to adopt our technology.  The WiMAX standard is the outcome of the standardization work done by the WiMAX Forum™, widely based on the IEEE 802.16 standard working group.

We believe we will experience demand in the consumer, business and government segments for access to bandwidth-intensive applications (video, data and voice).

Our vision is focused on providing optimized broadband wireless solutions to address connectivity, capacity and coverage challenges of public and private networks, enabling us to maintain our current position and grow along with the market demand for multi-technologies solutions and applications.

Our solutions are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, from the consumers, residential and SOHO markets, through SMEs and multi-tenant units/multi-dwelling units as well as applications in various vertical markets.

Our products operate in licensed and license-exempt bands, ranging from 450 MHz to 28 GHz and comply with various industry standards.  Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, MAC, IP-based mobile switches, compact mobile networks, networking protocols and VLSI. We have intellectual property rights in these technologies.

2011 Highlights

On November 23, 2011, we completed the acquisition of Wavion, a technology leader in outdoor Wi-Fi applications for metro and rural areas with deployments in more than 75 countries.  Featuring Wavion Base Stations with 802.11n in 2.4 GHz and 5 GHz unlicensed bands and in the 700 MHz licensed band, Wavion offers end-to-end solutions including access, backhaul, CPEs, management and service provisioning tools.  The acquisition was for total consideration of approximately $28.4 million in cash (including a $2.7 million performance earn-out which was paid). We believe that the Wavion acquisition will enable Alvarion to further leverage its years of experience providing carrier-grade solutions and creates a unique combination of multi-technology capabilities which can be optimized for various types of networks and applications.

2011 was a difficult year for us in light of the aggressive competition with other 4G vendors. In 2011, our revenues decreased by 7.7% to approximately $190.0 million from approximately $205.8 million in 2010, primarily due to the aggressive competition which we face especially from Chinese vendors, the postponement of some WiMAX projects as a result of the limited availability of funds related to the global credit crisis, the global economic slowdown and delays in allocating spectrum in several countries.

Despite these difficulties and challenges, in 2011, we won several projects, providing complete turnkey solutions from design and planning to implementation, by ourselves and together with partners. In addition, we formed numerous strategic relationships with world-wide partners adding technology, integration and channel partners. In order to ensure the timely introduction of a host of mobile WiMAX devices, we successfully completed interoperability testing with major chips and device manufacturers.

We believe that there is a strong demand for broadband access, and governments around the world, including in Europe, Australia and the United States, are creating programs to extend broadband coverage as a matter of national competitiveness.

In addition, a host of new mobile data opportunities in public safety, border control, utilities and other vertical markets are emerging.

During 2011 our gross margins decreased to approximately 32.3% of our revenues, compared to approximately 35.2% of revenues in 2010.  This decrease in gross margin is mainly due to inventory write-off related to the bankruptcy filing of Open Range Communication in the amount of approximately $7.1 million. In addition, the fact that our revenue mix contained a higher proportion of third party equipment, combined with the continued effects from the global economic slowdown, the limited availability of credit in the global capital markets, the aggressive competition which we faced (especially from Chinese vendors) and the continued delay in new project launches led to a low level of revenue with a particularly unfavorable mix of our products and third party products, which resulted in a large sequential decline in gross margin.  During 2011, due to the reasons mentioned above, we implemented another restructuring plan, which included the layoff of approximately 194 employees and the vacating of certain leased premises.  As a result, we recorded other restructuring charges of approximately $12.0 million in 2011.

During 2011, our net loss amounted to approximately $(33.8) million compared to net loss of approximately $(98.5) million in 2010. This decrease in net loss was primarily a result of the impairment of goodwill in an amount of $57.1 million that we recognized in 2010 and an impairment of short term investment in an amount of $7.0 million that we recognized in 2010.  Our operating expenses decreased to $94.3 million in 2011 compared to $162.8 million in 2010 due to the $57.1 million impairment of goodwill that we recognized in 2010 of as well as cost reduction which the Company implemented, as mentioned above.

Critical Accounting Principles –

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

Starting January 1, 2011 the Company adopted the guidance of ASU 2009-13 "Multiple-Deliverable Revenue Arrangements", (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13") and ASU 2009-14, "Certain Revenue Arrangements That Include Software Elements", (amendments to FASB ASC Topic 985, Software) ("ASU 2009-14"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance in determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. Company's management determined that the software is incidental to the product as a whole and therefore ASC 985-605 and ASU 2009-14 should not apply.

The Company prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011. This guidance does not generally change the units of accounting for the Company’s revenue transactions. Most products and services qualify as separate units of accounting and the revenue is recognized when the applicable revenue recognition criteria are met. The Company’s arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue. While certain of the Company’s bundled products are now accounted for following ASC 605, the impact of the adoption of these standards was immaterial.

The Company's revenue recognition policies provide that, when a sales arrangement contains multiple elements, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE"), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Company establishes VSOE of selling price using the price charged for a deliverable when sold separately when they have not yet sold the deliverable separately, using the price established by management having the relevant authority. When VSOE cannot be established, the Company establishes the selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. The best estimate of selling price is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Company offers its products. The determination of ESP is judgmental.

For arrangements which include multiple elements, the Company considers the sale of equipment, professional services and maintenance to be three separate units of accounting in the arrangement in accordance with ASC 605-25, since all three elements have value to the customer on a standalone basis.

Equipment includes the software as the software is deemed incidental to the product as a whole. The Equipment element price was attained by using management best estimate based on the historical prices sold by the Company. The historical prices have been allocated based on product and region, due to variances between the regions in which the products have been sold.

Professional Services prices were based on TPE for which the Company has accumulated the prices from its suppliers throughout the year.

Maintenance price has been established using VSOE of fair value of maintenance services, based on the price charged when sold separately at renewal.

In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

Advances from customers include advances and payments received from customers, for which revenue has not yet been recognized.

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

Allowance for doubtful accounts amounted to $5.1 million and $5.5 million as of December 31, 2010 and 2011, respectively. The balance as of December 31, 2011, includes a doubtful debts provision from the Wavion acquisition of $0.3 million. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and there may be an effect in the Company's ability to collect customers' debts in a timely manner or at all and this may result in increased bad debt expense.

Total doubtful debts expenses during 2009, 2010 and 2011 amounted to $0.9 million, $4.6 million and $2.0 million, respectively. Total write-offs amounted $ 0 million, $0.7 and $1.8 million in 2009, 2010 and 2011, respectively.

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

Note 2g to our financial statements describes the write-offs and provisions that we made and recorded in 2009, 2010 and 2011 to reflect the decline in our expectations about the value of inventory, which had become excessive, unmarketable or otherwise obsolete or the inventory of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate. In addition, changes in demand, which result in increased demand for our products, may lead to utilization of our previously written-off products. Note 2g to our financial statements describes the effect of the utilization of the related products of our prior years’ written-off components, which are reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized.

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

For purposes of testing goodwill in accordance with ASC 350 for the year ended December 31, 2010, the Company operated in one operating segment, and this segment is comprised of a single reporting unit. During 2010, the global economic downturn negatively affected the Company's results of operations with a significant reduction in the Company's market capitalization. In calculating the fair value of the reporting unit, the Company used a Discounted Cash Flow (DCF) approach. The Company further applied a market approach, using multiples of earnings, to corroborate the results achieved in the estimated discounted cash flows model. As a result of performing step two, the Company's implied fair value of the reporting unit goodwill has decreased to zero.

For the year ended December 31, 2009, no impairment losses were recorded. In 2010, we recorded impairment of the outstanding goodwill balance in the amount of $57.1 million.

The acquisition of Wavion in November 2011 has been incorporated into the single reportable segment of the Company. Nevertheless, Wavion was considered its own reporting unit in 2011, as the full integration into the activity of the Company had not yet been completed. As part of the Wavion acquisition, the Company recorded goodwill in an amount of $13.1 million. Since the transaction occurred in November 2011 and no outstanding goodwill balances remained prior to the acquisition, no annual impairment test has been completed and no impairment has been recorded in 2011.

Warranties.  We provide for the estimated cost of product warranties at the time the product is shipped. Our products sold are covered by a warranty for periods ranging from 14 to 21 months.  We accrue a warranty reserve for estimated costs to provide warranty services.  Our estimate of costs to service the warranty obligations is based on historical experience and expectation of future conditions. We accrue for warranty costs as part of our cost of sales based on associated material costs and technical support labor costs. Material cost is primarily estimated based upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is primarily estimated based upon historical trends in the rate of customer calls and the cost to support the customer calls within the warranty period. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase, resulting in decreased gross profit.

Stock-Based Compensation Expense.  We account for equity-based compensation in accordance with ASC 718 “Compensation - Stock Compensation”. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Stock-based compensation expense recognized under ASC 718 for 2009, 2010 and 2011 was $4.2 million, $3.3 million and $3.2 million, respectively. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted. Our stock based compensation expense decreased in 2011 as a result of updating several parameters in our stock-based compensation calculation due to the cost reduction that we implemented during the year and a decrease in the number of our principal granted options.

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model and for restricted stock units and options granted with par value exercise price, the fair value is calculated by multiplying the share price at the date of grant with the number of options granted. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States bonds treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use historical behavioral patterns rates of employee groups by job classification. In 2011, the expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. Our expected dividend rate is zero since we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future.

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

Business Combination. We apply the provisions of ASC 805 "Business Combination", accordingly we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements, the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

Results of Operations –

The following tables present our total revenues attributed to the geographical regions based on the location of our customers for the years ended December 31, 2009, 2010 and 2011:

	2009		2010		2011
	Total		Total		Total
	Revenues	Percentage	revenues	Percentage	revenues	Percentage
	In thousands	Of sales	In thousands	Of sales	In thousands	Of sales
Israel	$697	0.3%	$718	0.3%	$736	0.4%
United States	22,478	9.2%	45,638	22.2%	34,426	18.1%
Canada	764	0.3%	1,879	0.9%	12,514	6.6%
Europe (excluding France, Italy, Spain and Denmark)(1)	24,398	9.9%	20, 415	9.9%	18,963	9.9%
France	17,252	7.0%	11,049	5.4%	5,503	2.9%
Italy	19,281	7.9%	17,333	8.4%	14,791	7.8%
Spain	9,734	4.0%	14,186	6.9%	6,605	3.5%
Denmark	35,483	14.5%	7,115	3.5%	5,608	3.0%
Africa (excluding Nigeria)(1)	41,726	17.0%	26,191	12.7%	23,046	12.1%
Nigeria	167	0.1%	12,902	6.3%	5,449	2.9%
Asia (excluding India)(1)	25,288	10.3%	19,528	9.5%	19,449	10.2%
India	2,602	1.1%	1,986	1.0%	14,551	7.7%
Latin America (excluding Argentina) (1)	29,313	12.0%	21,980	10.7%	26,388	13.8%
Argentina	16,056	6.4%	4,895	2.3%	2,008	1.1%
	$245,239	100%	$205,815	100%	$190,037	100%

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

The following tables set forth, for the periods indicated, selected items from our consolidated statement of operations in U.S. dollars in thousands and as a percentage of total sales:

	Year Ended December 31,
	2009	2010	2011
	(In thousands)
Sales
Products	$218,137	$180,447	$163,744
Services	27,102	25,368	26,293
Total Sales	245,239	205,815	190,037

Cost of sales
Products	113,576	101,955	95,129
Services	14,885	26,623	23,726
Write-off of excess inventory and provision for inventory purchase commitments	3,993	4,897	2,580
Inventory write-off related to bankruptcy of a customer	-	-	7,144
Gross profit	112,785	72,340	61,458

Operating costs and expenses:
Research and development, gross	54,674	41,744	32,404
Less – grants and participations	3,884	3,027	4,440
Research and development, net	50,790	38,717	27,964
Selling and marketing	52,022	43,376	37,576
General and administrative	15,087	19,920	13,877
Amortization of intangible assets	132	130	186
Impairment of investment	1,554	-	-
Impairment of goodwill and intangible assets	-	57,110	-
Restructuring and other charges	2,787	3,573	12,040
Acquisition related expenses	-	-	2,622
Total operating costs and expenses	122,372	162,826	94,265
Operating loss	(9,587)	(90,486)	(32,807)
Other (loss) income	731	(7,000)	-
Financial income (expenses), net	1,668	(99)	(1,015)
Loss before tax	(7,188)	(97,585)	(33,822)
Taxes on income	-	894	-
Net income (loss)	$(7,188)	$(98,479)	$(33,822)

	Year Ended December 31,
	2009	2010	2011
	(As a percentage of sales)
Statement of Operations Data:
Sales
Products	88.9	87.7	86.2
Services	11.1	12.3	13.8
Total Sales	100.0	100.0	100.0
Cost of sales
Products	46.3	49.5	50.1
Services	6.1	12.9	12.5
Write-off of excess inventory and provision for inventory purchase commitments	1.6	2.4	1.4
Inventory write-off related to bankruptcy of a customer	-	-	3.8

Gross margin	46.0	35.2	32.2

Operating costs and expenses:
Research and development, gross	22.3	20.3	17.1
Less – grants and participations	1.6	1.5	2.3
Research and development, net	20.7	18.8	14.8
Selling and marketing	21.2	21.1	19.8
General and administrative	6.2	9.7	7.3
Amortization of intangible assets	0.1	0.1	0.1
Impairment of investment	0.6	-	-
Impairment of goodwill and intangible assets	-	27.7	-
Restructuring and other charges	1.1	1.7	6.3
Acquisition related expenses	-	-	1.4

Total operating expenses	49.9	79.1	49.7
Operating loss	(3.9)	(43.9)	(17.5)
Other (loss) income	0.3	(3.4)	-
Financial income (expenses), net	0.7	(0.1)	(0.5)
Loss before tax	(2.9)	(47.4)	(18.0)
Taxes on Income	-	0.4	-
Net (loss)	(2.9%)	(47.8%)	(18.0%)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Sales. Sales in 2011 were approximately $190.0 million, a decrease of approximately 7.7% compared to sales of approximately $205.8 million in 2010. In 2011, BreezeMAX revenues totaled approximately $141.4 million or 74.4% of total revenue, compared to approximately $147.5 million or 71.9% of total revenue in 2010, a decrease of approximately 4.1% compared to the 2010 BreezeMAX revenues.  The decrease of our total sales in 2011 resulted primarily due to the continuous unfavorable general economic conditions, which influenced some of our clients, and the intense competition which we faced, in particular by Chinese vendors.   Our revenues in 2011 from non-WiMAX broadband wireless products were approximately $48.6 million, a decrease of approximately 16.4% compared to sales of approximately $58.2 million in 2010.

Sales in Europe, the Middle East and Africa reached approximately 42.5% of our sales in 2011 and totaled approximately $80.8 million, which represents a decrease of approximately 26.4% compared to our 2010 sales in these regions which were approximately $109.9 million or 53.4% of our sales.  Sales in Central and Latin America accounted for 14.9% of our sales in 2011 compared to 13.1% of our sales in 2010. Sales in North America accounted for approximately 24.7% of our sales in 2011, compared to 23.1 % in 2010. Sales in Asia Pacific accounted for approximately 17.9% of our sales in 2011 compared to approximately 10.5% in 2010 in this region.

In 2010 and 2011, no customer accounted for more than 10% of our revenues. Because of the nature of our agreements and the associated large initial payments due, the identity of major customers generally varies from quarter to quarter and we do not believe that we are materially dependent on any one specific customer or any specific small number of customers.

        Cost of sales.  Cost of sales for products and services consists primarily of cost of components, product manufacturing and assembly, labor, overhead and other costs associated with production. Cost of sales was approximately $118.9 million in 2011, compared to cost of sales of approximately $128.6 million in 2010. Cost of sales as a percentage of sales are consistent between 2010 and 2011 at 62.5%.

Write-off of excess inventory and provision for inventory purchase commitments. We periodically assess our inventories valuation in accordance with obsolete and slow-moving items based on revenue forecasts and technological obsolescence. If inventories on-hand exceed our estimates or become obsolete, this would result in a charge to our statement of operations and a corresponding reduction in our inventory and shareholders’ equity. Changes in demand for our products and in our estimates for demand create changes in provisions for obsolete inventory. As part of our ordinary course of business we evaluate, on a quarterly basis, our actual inventory needs versus our sales projections and write-off excess inventory and un-cancelable purchase commitments from our suppliers and subcontractors. As a result, we record charges related to the write-off of excess inventory and accrued a provision for inventory purchase commitments of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales that we did not consummate. Primarily as a result of the decrease of our sales, our write-off of excess inventory and our accrual of a provision for inventory purchase commitments decreased and amounted in the aggregate to approximately $2.6 million for the year ended December 31, 2011 compared to approximately $4.9 million for the year ended December 31, 2010.

Inventory utilization. We perform periodically an inventory evaluation model in order to align our inventory levels to the market conditions and anticipated customer demand. In each of 2011 and 2010, approximately $0.4 million of inventory previously written-off consistent with our inventory evaluation model was used as components in our regular production course and was sold as finished goods to end users.  The sales of these related manufactured products were reflected in our revenues without increasing the cost of sales in the period the inventory was utilized. This inventory utilization increased our gross margin by 0.2% in 2011 and by 0.2% in 2010.

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

Research and development expenses, net.  Gross research and development expenses consist primarily of employee salaries, development-related raw materials and subcontractors, and other related costs partially offset by research and development funding. Gross research and development expenses were approximately $32.4 million in 2011, a decrease of approximately 22.3% compared to gross research and development expenses of approximately $41.7 million in 2010. This decrease was primarily attributable to the restructuring plans that the Company implemented during 2011 and 2010.  Gross research and development, as a percentage of sales was 17% in 2011, compared to 20.3% in 2010.  Grants and other participations for funding approved research and development projects totaled approximately $4.4 million in 2011 and $3.0 million in 2010. Research and development expenses, net, were approximately $28.0 million in 2011, compared to approximately $38.7 million in 2010.

Selling and marketing expenses.  Selling and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in selling and marketing activities, promotion, advertising, trade shows and exhibitions, travel and related expenses. Selling and marketing expenses were approximately $37.6 million in 2011, a decrease of approximately 13.4% compared to selling and marketing expenses of approximately $43.4 million in 2010.  This decrease was primarily attributable to the restructuring plan that the company implemented during 2011 and 2010. Selling and marketing expenses as a percentage of sales were 19.8% in 2011 compare to 21.1% in 2010.

General and administrative expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance, insurance costs, professional fees and other administrative costs.  General and administrative expenses were approximately $13.9 million in 2011, a decrease of approximately 30.3% compared to general and administrative expenses of approximately $19.9 million in 2010. This decrease is related primarily to the $3.6 million that the Company recorded in 2010 for doubtful accounts and for the restructuring plan that the Company implemented during 2011 and 2010.  General and administrative expenses as a percentage of sales decreased to 7.3% in 2011 from 9.7% in 2010.

Amortization of intangibles assets.  As a result of our merger and acquisition activity of Wavion Inc. during November 2011, we had annual amortization charges of approximately $0.2 million recorded in 2011 compared to $0.1 million in 2010 related to the prior year’s acquisition.

Impairment of investment. During 2011 and 2010 the Company did not book any impairment of investment.

Impairment of goodwill. During 2011 the Company did not book any impairment of goodwill compared to 2010, when the Company incurred impairment of goodwill in amount of $57.1 million. For further information regarding these charges, see Item 5.– “A Critical Accounting  Principles —Goodwill”.

Restructuring costs. During 2011 and 2010, we implemented separate restructuring plans including the layoff of approximately 194 employees in 2011 and approximately 160 employees in 2010 as well as the vacating of certain leased premises.  As a result, we recorded a restructuring charge of approximately $12.0 million in 2011 and approximately $3.6 million in 2010, which primarily consists of employees' termination benefits, lease abandonment and repayment of grants.

Financial expenses, net.  Financial expenses, net, were $1.0 million in 2011, compared to financial expenses, net, of approximately $0.1 million in 2010.  The increase in financial expenses is attributed mainly to the inflation in the currency change between the Dollar and other currencies and interest on the Long Term Loan that the Company took from Silicon Valley Bank (SVB).

Other loss. During 2011 the Company did not book other loss compared to 2010, when the Company incurred impairment of short term investment in an amount of $7.0 million, resulting from purchasing from one of our customers subordinated convertible promissory notes  (See note 6 to our consolidated financial statements).

Net loss.  In 2011, net loss was approximately $(33.8) million, compared to a net loss of approximately $(98.5) million in 2010.

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

Cost of sales.  Cost of sales was approximately $128.6 million in 2010, compared to cost of sales of approximately $128.5 million in 2009. Cost of sales as a percentage of sales increased to approximately 62.5% in 2010 from approximately 52.4% in 2009. This increase is primarily attributable to the change in the mix of the products that comprised our revenues in 2010. As the market continues to move towards standardization and more players enter into this market making it more competitive for us, and as we shift the mix of products that comprise our revenues, such as an increase in the volume of lower-margin third party products and turnkey projects, our cost of sales as a percentage of sales increased.

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

Research and development expenses, net.  Gross research and development expenses were approximately $41.7 million in 2010, a decrease of approximately 23.8% compared to gross research and development expenses of approximately $54.7 million in 2009. This decrease is primarily attributable to the restructuring plans that the Company implemented during 2010 and 2009.  Gross research and development, as a percentage of sales was 20.3% in 2010, compared to 22.3% in 2009.  Grants and other participations for funding approved research and development projects totaled approximately $3.0 million in 2010 and $3.9 million in 2009. Research and development expenses, net, were approximately $38.7 million in 2010, compared to approximately $50.8 million in 2009.

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

Amortization of intangibles assets.  As a result of our merger and acquisition activity in prior years, we had annual amortization charges of approximately $0.1 million recorded in each of 2010 and 2009.

Impairment of investment. During 2010 the Company did not book any impairment of investment compared to $1.6 million in 2009.

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

Other loss. During 2010, the Company incurred impairment of short term investment in an amount of $7.0 million, resulting from purchasing from one of our customers subordinated convertible promissory notes  (See note 6 to our consolidated financial statements), compared to a net income in 2009 of $0.7 million, which was received as additional proceeds  in connection with the LGC transaction (under which we sold our CMU to LGC Wireless, Inc. during November 2006).

Net loss.  In 2010, net loss was approximately $(98.5) million, compared to a net loss of approximately $(7.2) million in 2009.

Impact of Inflation and Currency Fluctuations –

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

To protect against exchange rate fluctuations, we have instituted several foreign currency hedging programs.  These hedging activities consist of cash flow hedges of anticipated NIS payroll and forward exchange contracts to hedge certain trade payables in NIS. In 2011, the majority of the cash flow hedges were effective.  For more information, see "Item 11—Qualitative and Qualitative Disclosures About Market Risk".

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	Israeli devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation)%

2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)

We cannot assure you that we will not be materially and adversely affected in the future if the devaluation (appreciation) of the NIS against the U.S. dollar continues or, that in the event the dollar appreciates against the NIS, the inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

For a discussion of certain policies or factors relating to our being an Israeli company and our location in Israel, see "Item 3—Key Information—Risk Factors—Risks Related to Our Location in Israel".

B.	LIQUIDITY AND CAPITAL RESOURCES

The following sections discuss the effects of changes in our balance sheets, cash flows and commitments on our liquidity and capital resources.

Balance Sheet and Cash Flows

Total cash, cash equivalents, short-term and long-term marketable securities and deposits were $64.4 million as of December 31, 2011, a decrease of approximately $18.9 million or 22.7% from $83.3 million at December 31, 2010.  Total cash, cash equivalents, short-term and long-term marketable securities and deposits as of December 31, 2010 reflected a decrease of approximately $35.2 million or 29.7% from $118.5 million at December 31, 2009.

Total cash and cash equivalents as of December 31, 2011 were $57.8 million, a decrease of $3.5 million or 5.8% from $61.3 million at December 31, 2010.  Total cash and cash equivalents as of December 31, 2010 were $61.3 million, a decrease of $7.8 million or 11.3% from $69.1 million at December 31, 2009.

Our operating activities used cash of approximately $18.0 million, $22.4 million and $15.5 million in 2011, 2010 and 2009, respectively. The cash flows used in operating activities for 2011 consisted primarily of adjusted net loss (net loss as adjusted for non-cash activities, including stock-based compensation expenses, depreciation of fixed assets and amortization of intangibles assets) plus an increase in long term trade receivable and decrease in trade payables, offset by a decrease in inventories, a decrease in accounts receivable, a decrease in other accounts receivable and prepaid expenses and an increase in other accounts payable and accrued expenses. The cash flows used in operating activities for 2010 consisted primarily of adjusted net loss (net loss was adjusted for non-cash activities, including impairment of goodwill and short term investment, stock-based compensation expenses, depreciation of fixed assets) plus an increase in inventories, an increase in other accounts receivable and prepaid expenses and a decrease in other accounts payable and accrued expenses, offset by an increase in trade payables and a decrease in trade receivables. The cash flows used in operating activities for 2009 consisted primarily of net loss adjusted for non-cash activities, including stock-based compensation expenses, depreciation of fixed assets and impairment of investments in affiliates plus a decrease in other accounts receivable and prepaid expenses and a decrease in inventories, fully offset by an increase in trade receivables, a decrease in trade payables and a decrease in other accounts payable and accrued expenses.

Our cash used in investing activities was approximately $12.5 million in 2011. In 2010 and 2009 our investing activities provided cash of approximately $14.5 million and $20.5 million, respectively. In 2011, our investing activities consisted mainly of the acquisition of Wavion ($24.6 million), investments in bank deposits $4.9 million, and fixed assets. In 2011, our cash used in investing was mainly attributable to our investment in Wavion and investments in bank deposits and fixed assets, which were partially offset by proceeds from the maturity of marketable securities and proceeds from maturity of bank deposits. In 2010, our investing activities provided proceeds from the maturity of marketable securities and proceeds from the maturity of bank deposits, which were partially offset by investments in bank deposits, marketable securities and fixed assets and investment in convertible promissory notes of one of our customers. In 2009, our investing activities provided proceeds from the maturity of marketable securities, proceeds from maturity of bank deposits, as well as the remaining proceeds from the LGC transaction (under which we sold our cellular mobile unit to LGC Wireless, Inc. during November 2006) which were partially offset by investments in bank deposits, marketable securities and fixed assets.

Capital expenditures were approximately $3.3 million, $5.0 million and $7.2 million in 2011, 2010 and 2009, respectively.  These expenditures principally financed the purchase of research and development equipment and manufacturing equipment.

Our financing activities provided cash of approximately $27 million in 2011, $0.1 million in 2010 and $0.4 million in 2009. In 2011, the amount attributable to receipt of the Long Term Loan that the Company received from SVB related to the purchase of Wavion during the year, offset by a repayment of a long term loan that was received by Wavion in the past. In 2010 and 2009, the amount of cash provided was attributable to proceeds from the issuance of shares in connection with the exercise of employees’ options in the amount of approximately $0.1 million and $0.4 million, respectively.

We expect that cash provided or used by operations may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment timing, accounts receivable collections, inventory management, and the timing of other payments and investments.

Accounts Receivable, Net.  Accounts receivable, net was $48.3 million and $49.9 million as of December 31, 2011 and 2010, respectively. The decrease in the accounts receivable balance in 2011 was mainly a result of the global economic slowdown, aggressive competition and the crunch in the global capital markets offset by increasing of the net accounts receivable due to the acquisition of Wavion Inc.  DSOs as of December 31, 2011, 2010 and 2009 were 106 days, 89 days and 97 days, respectively.  Our DSOs in 2011 ranged between 80 and 125 days and we expect that our DSOs will further increase to a range of between 90 to 120 days during 2012 as a result of our customers requesting more favorable payment terms from as a result of increased competition.

Inventories.  Inventories were $36.2 million as of December 31, 2011 compared to $56.1 million as of December 31, 2010. This decrease of inventory was mainly due to the usage of our inventory for sales during 2011 and due to an inventory write-off related to the bankruptcy of a customer. Inventories consist of raw materials, work in process and finished goods and inventories at customer sites that are not yet recognized as revenues. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We are focusing our operational efforts to increase inventory turns in order to enhance our responsiveness to future customers’ needs and market changes.  Our inventory turns were approximately 3.3 times in 2011 and approximately 2.3 times in 2010.

Credit Facility

Long Term Loan.  For a discussion of our Long Term Loan, please see the Section entitled “Item 10 Additional Information – Material Contracts.”

WORKING CAPITAL –

Our working capital was approximately $62.0 million as of December 31, 2011 compared to $110.0 million as of December 31, 2010 and $132.8 million as of December 31, 2009.

Commitments

Leases.  We lease office space in several locations worldwide. Rent expense totaled $5.3 million, $6.4 million and $6.8 million in 2011, 2010 and 2009, respectively.  We also lease certain computers under operating lease agreements which expire in 2014. Computer leasing expenses totaled $0.5 million, $0.5 million and $0.2 million in 2011, 2010 and 2009, respectively. We also lease various motor vehicles under operating lease agreements, which expire in 2014.  Motor vehicles lease expenses were $3.6 million, $3.0 million and $1.9 million in 2011, 2010 and 2009, respectively. The vast majority of the motor vehicle leases expenses are charged back to our employees.

Future annual minimum lease payments under all non-cancelable operating leases as of December 31, 2011 were as follows (in thousands):

	Rental of premises	Lease of computers	Lease of motor vehicles

2012	$3,657	$143	$1,133
2013	1,463	43	638
2014	130	6	235
2015	28	-	-
	$5,278	$192	$2,006

The following table of our material contractual obligations as of December 31, 2011 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated (in thousands)

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Rental Lease	$5,278	$3,657	$1,621	$-	$-
Motor Vehicle Lease	2,006	1,133	873	-	-
Computers Lease	192	143	49	-	-
Severance pay and long term employee liabilities	1,173	-	1,173	-	-
Long Term Loan	30,000	12,813	17,187	-	-
Long term accrued expenses	547	-	547	-	-
Other long-term liabilities	6,425	-	6,425	-	-
Total	$45,621	$17,746	$27,875	$-	$-

Royalties. We participated in programs (from InnoWave, Clariton Networks and Wavion) sponsored by the OCS of the Israeli Government for the support of research and development activities. We are obligated to pay royalties to the OCS amounting to 3.5% of the sales of the products and other related revenues generated from certain research and development projects, up to 100% of the amount granted by the OCS. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required. We did not receive grants-bearing royalties from the OCS during the years 2006 until 2011. As a result of the 2011 acquisition of Wavion , we assumed Wavion's grant-bearing royalties from the OCS, and such royalties have been recognized as a liability associated with the acquisition.

During 2011, we paid or accrued royalties to the OCS in the amount of $0.2 million.  As of December 31, 2011, the aggregate contingent liability to the OCS amounted to $23.6 million.

Treasury stock.  As of December 31, 2011, we repurchased an aggregate of 5,246,772 ordinary shares, which appear on our balance sheet as treasury stock, pursuant to our two repurchase programs, the 2002 repurchase program and the 2008 repurchase program, as stipulated below. In October 2008, following the approval of our board of directors and the receipt of a court approval, we were authorized to use up to $30 million of our available cash to repurchase our shares. Through December 31, 2011 we repurchased under this second repurchase program 1,449,999 ordinary shares at a weighted average price of approximately $3.44 per share for an aggregate of $5.0 million.  We have not repurchased any shares in 2010 and 2011.  See Item 16E "Purchases of Equity Securities by the Issuer and Affiliated Purchasers" for additional information.

Under the Company's first repurchase program in 2002, our board of directors authorized a share repurchase of up to $9 million of our ordinary shares. Under this 2002 repurchase plan, we had repurchased until December 31, 2003 3,796,773 ordinary shares at a weighted average price per share of approximately $2.07 for an aggregate of $7.9 million. Since then we have not utilized the remainder of this re-purchase program.

FUTURE NEEDS –

We believe our cash balances and investments and governmental research and development grants will be sufficient to satisfy our working capital needs, repayment of amounts under our Long Term Loan, capital expenditures, investment requirements, stock repurchases, commitments, future customer financings, and other liquidity requirements associated with our existing operations through at least the next twelve months. We believe that the most strategic uses of our cash resources include working capital, strategic investments to gain access to new technologies, acquisitions and financing activities. There are no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources. However, if our operations do not generate cash to the extent currently anticipated by us, or if we grow more rapidly than currently anticipated, it is possible that we will require more funds than anticipated.  We expect that these sources will continue to finance our operations in the long term, and will be complemented, if required, by private or public financing.

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

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%.

In December 5, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (the Law), which cancels, among others, the gradual reduction in the corporate tax rates in Israel. In addition, the corporate tax in Israel will be increased to 25% starting in 2012. Accordingly, the real capital gains tax rate will increase to 25%. There was no effect on the Company as a result of the above mentioned changes.

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

The periods of tax benefits with respect to Nazareth Approved Enterprises will commence with the first year in which we earn our taxable income and exhaust our accumulated tax loss carry forwards.  The period of tax benefits for the Approved Enterprises are subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval (these limits do not apply to the exemption period).  The period of benefits for Nazareth plan expired in 2009.

(ii) Status Expansion of Nazareth and Migdal Ha-emek: In 2000, we received approval of our application for an expansion of our Approved Enterprise status with respect to our Nazareth facility.  This expansion included, among other things, our Carmiel facility, which during 2004 was relocated to Migdal Ha-emek.  The income derived from this Approved Enterprise is tax-exempt for a period of 10 years. The relative portion of taxable income that should be exempt for a 10-year period is subject to final covenants with the tax authorities. The 10-year period of benefits will commence with the first year in which we earn taxable income. The period of benefits for this expansion plan will expire in 2012.

(iii)  Or Yehuda / Tel Aviv Facilities: In 1997, Floware submitted a request for Approved Enterprise status of its production facility in Or Yehuda.  This request was approved.  After the merger, Floware’s enterprise was relocated into our facilities in Tel Aviv.  The income derived from this Approved Enterprise is tax exempt for a period of two years and thereafter will be subject to a reduced tax rate between 10% and 25% for an additional period of five to eight years. The actual number of years and tax rate depends upon the percentage of the non-Israeli holders of our share capital.  The period of benefits will commence with the first year that we earn taxable income. The period of benefits for this plan has expired in 2011.

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

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if we had not elected the alternative system of benefits, currently between 10% - 25% for an “Approved Enterprise.” As of December 31, 2011, our accumulated deficit does not include tax-exempt profits earned by our “Approved Enterprise.”

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

As of December 31, 2011, Alvarion Ltd. had an available tax loss carry forward amounting to approximately$206 million, which may be carried forward, in order to offset taxable income in the future, for an indefinite period; the Israeli subsidiary has an available tax loss carry forward amounting to approximately $38.5 million.

As of December 31, 2011, the U.S. subsidiaries had approximately $42.3 million in US federal net operating loss carry forward for income tax purposes, which can be carried forward and offset against taxable income for 20 years and expire between 2012 and 2031. The state tax losses carry forwards of the U.S. subsidiaries are approximately $14.3 million and this balance will expire between 2012 through 2018.

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

Government Grants –

Under an arrangement entered during 2003 with the OCS in Israel’s Ministry of Industry and Trade we participate in new OCS programs under which we are eligible to receive grants for research and development projects without any royalty repayment obligations, excluding OCS programs grants resulting from InnoWave’s former operations, Clariton and Wavion which were not included in this arrangement.

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

Recently Issued Accounting Standards –

Impact of recently issued Accounting Standards:

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, codified in ASC 820 "Fair Value Measurement". The guidance requires an entity to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income". The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, deferring the effective date for amendments outlined in ASU 2011-05, but the remainder of its provisions will become effective for the Company beginning January 1, 2012. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In September 2011, the Financial Accounting Standards Board, or FASB issued ASU 2011-08, Testing Goodwill for Impairment, codified in ASC 350 "Intangibles – Goodwill and Other". The revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES –

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

As of December 31, 2011, our research and development staff consisted of 225 full time employees.  Our research and development is conducted at our facilities in Israel, Romania and Spain.  We occasionally use independent subcontractors for portions of our development projects.

Our gross research and development expenses were approximately $32 million or 17% of sales in 2011, $42 million or 20% of sales in 2010 and $55 million or 22% of sales in 2009. The Government of Israel and other jurisdictions for funding-approved research and development projects reimbursed us for approximately $3.9 million in 2009, $3.0 million in 2010 and $4.4 million in 2011.

D.	TREND INFORMATION -

See “—Operating Results—2011 Highlights” and “Item 3—Key Information—Risk Factors”.

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “—Liquidity and Capital Resources—Working Capital—Commitments”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES –

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists the name, age and position of each of our directors and executive officers as of March 31, 2012:

Name	Age	Position
Amnon Yacoby	61	Chairman of the Board of Directors (1)(4)(5)
Dan Yalon	39	Director (1)
Professor Raphael Amit	64	Director(1)(2)(3)(4)
Robin Hacke	52	Director (1)(2)(3)(5)
Tali Aben	48	Director (1)(5)
Doron Inbar	62	Director (1)(3) (4) (5)
Ng Eng Ho	58	Director (1)
Eran Gorev	47	Chief Executive Officer and President (6)
Lior Shemesh	42	Chief Financial Officer
Mohammad Shakouri	49	Corporate Vice President, Innovation and Marketing
Elli Yaniv	59	President, Operations and Infrastructure Division
Gadi Bahat	48	Chief Business Officer
Tal Meirzon	46	Chief Operating Officer
Assaf Katan	41	Corporate Vice President, Strategy & Business Development
Anat Mogilevsky	37	Corporate Vice President, Human Resources

(1)	“Independent Director” under rules of the SEC, NASDAQ Marketplace Rules and the Israeli Companies Law (see explanation below).

(2)	“External Director” within the meaning of the Israeli Companies Law (see explanation below).

(3)	Member of our audit committee.

(4)	Member of our compensation committee.

(5)	Member of our nominating and corporate governance committee.

(6)
Mr. Gorev will leave the Company and will be replaced by Mr. Hezi Lapid, effective May 6, 2012. Mr. Lapid most recently served as Chairman and CEO of Axerra Networks, a provider of carrier network equipment. Prior to joining Axerra, he headed multiple business units as an executive of ECI Telecom Ltd. from 1995 until 2003. He also served as CEO of C. Mer Industries, a global system integrator delivering turn-key solutions for wireless networks. Mr. Lapid holds a B.Sc. in Electrical Engineering from Ben-Gurion University and a M.Sc. in Management and Information Sciences from Tel Aviv University.

Mr. Amnon Yacoby has served as a member of our board of directors since our merger with Floware in August 2001. In October 2011, he was appointed as the Chairman of the Board of Directors. Mr. Yacoby founded Floware and served as its Chief Executive Officer and as a member of its board of directors until its merger with us. Following our merger with Floware until the end of 2001, Mr. Yacoby served as our co-Chief Executive Officer. In 2004, Mr. Yacoby founded Aternity, Inc. and serves as its Chairman and CEO. In 1987, Mr. Yacoby founded RAD Network Devices Ltd., a developer of data networking devices, and served as its president and Chief Executive Officer until 1995.  From 1972 to 1986, he served in the Israel Defense Forces’ Electronic Research Department in various positions, most recently as head of the department.  He twice received the Israel Security Award.  Mr. Yacoby holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion – Israel Institute of Technology.

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

Mr. Doron Inbar has served as a member of our board of directors since September 2009.  Mr. Inbar is a Venture Partner at Carmel Ventures, an Israeli-based venture capital fund.  He serves as Chairman of C-nario Ltd. a digital signage company. As chairman of Enure Networks Ltd. and an active chairman at Archimedes Global Ltd., a private health provision and insurance company providing its services in the CIS countries.  In addition Mr. Inbar serves as independent director on the board of Maccabi Dent Ltd., the largest chain of dental service clinics in Israel. Prior to joining Carmel Ventures in 2006, Mr. Inbar served as President and Chief Executive Officer of ECI Telecom Ltd., having served as President from November 1999 and Chief Executive Officer from February 2000.  Mr. Inbar joined ECI Telecom in 1983 and during his first eleven years with ECI, he served in various positions at its wholly-owned U.S. subsidiary, ECI Telecom, Inc., including Executive Vice President and General Manager. In July 1994, Mr. Inbar returned to Israel to become Vice President, Corporate Budget, Control and Subsidiaries of ECI Telecom Ltd. In June 1996, Mr. Inbar was appointed Senior Vice President and Chief Financial Officer, and he became Executive Vice President in January 1999.  Mr. Inbar holds a bachelors degree in economics and business administration from Bar-Ilan University, Israel.

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

Ms. Tali Aben was appointed as a member of our board of directors in November 2011. Since 2008, she has been advising international investors on opportunities within the Israeli high-tech sector. Ms. Aben also serves as an external director of Attunity Ltd. and Vizrt Ltd. (two publicly traded companies), as well as several privately-held companies and non-profit organizations. Previously, Ms. Aben was a General Partner with Gemini Israel Funds, a venture capital firm, which she joined in 1994.  At Gemini, she funded and supported many successful companies, including Verisity, Jacada, Abirnet, Business Layers, Servicesoft, nLayers and others. Her focus has been primarily on software companies, expanding in 2007 to include cleantech companies. Ms. Aben holds a B.Sc. in Mathematics and Computer Science and an MBA, both from Tel Aviv University.

Mr. Dan Yalon was appointed as a member of our board of directors in February 2012. Since 2007, Mr. Yalon has served as the Chief Strategy Officer of NICE Systems (NASDAQ: NICE). As a member of NICE’s executive leadership team, Mr. Yalon was responsible for strategy formulation and execution, and for strategic alliances building growth strategies which were successfully executed organically and inorganically. Prior to joining NICE in 2007, Mr. Yalon was Head of Strategy and New Business Initiatives at Amdocs (NYSE: DOX), where he led all corporate strategy activities – defining and executing growth engines. His career also includes several years as a strategy consultant with US-based Monitor Group and with Israeli firm POC Hi-Tech. Mr. Yalon holds an LL.B. and a Bachelor degree in Management from the Hebrew University of Jerusalem and is a graduate of Harvard Business School's Advanced Management Program (AMP).

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

Mr. Lior Shemesh became our Chief Financial Officer in January 2011, after serving for two years as our Vice President of Finance. Prior to this, he served as Vice President of Finance at Veraz Networks, a provider of softswitch, media gateway and digital compression solutions from May 2003 to October 2008. Before joining Veraz, Mr. Shemesh worked for ECI Telecom, a networking infrastructure provider, from April 2000 to May 2003 as the company Controller, and later as Associate Vice-President of Finance of the Broadband Division. Mr. Shemesh is a Certified Public Accountant in Israel and holds a B.A. in Accounting and Economics, and an M.B.A from Bar-Ilan University.

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

Tal Meirzon currently holds the position of COO for Alvarion. Prior to Alvarion, Mr. Meirzon was the CEO for Wavion Networks leading the company to a front line position in the carrier-grade Wi-Fi market. In November 2011, Mr. Meirzon played a pivotal role in facilitating Alvarion’s acquisition of Wavion Networks. Prior to this, Mr. Meirzon held various executive positions at Gilat Satellite Networks for 13 years, serving as the General Manager of Gilat’s Wireless Business Unit. In addition he held roles as VP Marketing and Business Development, where he managed Gilat's expansion into new markets. Mr. Meirzon holds a B.Sc in Electrical Engineering and an MBA in Technology Management and Marketing, both from the Tel Aviv University.

Elli Yaniv joined Alvarion as the Corporate VP of Operations in September 2011. Previously, Mr. Yaniv was VP of Operations for more than four years at Gilat Satelites Network. From 1994 until 2005 Mr. Yaniv was with Flextronics in a variety of global management roles including management of the global semiconductor division. Prior to Flextronics, Mr. Yaniv held a number of executive positions in several hi-tech Israeli companies, including the establishment of Intel’s first fabrication plant in Israel. Mr. Yaniv holds a M.Sc. in Industry and Management Engineering from the Technion Israel Institute of Technology, and an MBA from Tel-Aviv University.

Assaf Katan joined Alvarion in October 2010 as VP Business Development and became a member of Alvarion’s management team in January 2012. Prior to joining Alvarion, Mr. Katan spent two and a half years as VP Marketing and Business Development at Media Layers, a start-up in the Mobile Advertising space. He previously spent five years at Comverse in various corporate marketing and business development positions, where he initiated and led the company's entry into the mobile content domain, and a team leader at Shaldor, Israel's leading strategy consulting firm. Mr. Katan holds a B.A. in Psychology and Business Administration from the Tel Aviv University.

Anat Mogilevsky joined Alvarion as the Corporate Vice President of Human Resources in November 2011. Prior to Alvarion, Ms. Mogilevsky headed the Human Resources department for 3 years at RADVISION. From 2005 to 2009, Mr. Mogilevsky held a number of roles in Human Resources at Alvarion, including serving as the Director of Training and Organizational Development. Prior to Alvarion, Ms. Mogilevsky served in Human Resources department of the R&D and Operations Divisions at Teva Pharmaceutical Industries. Ms. Mogilevsky holds a B.A. in Sociology and M.A. in Labor Studies from Tel Aviv University.

There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION OF DIRECTORS AND OFFICERS –

The aggregate direct labor costs associated with all of our directors and executive officers as a group (24 persons) for the year ended December 31, 2011 (including persons who served as executive officers and directors during 2011 and did not serve in such capacity as of December 31, 2011) was approximately $3.9 million, which included, with respect to the executive officers, payments made pursuant to bonus plans and with respect to certain executive officers, payments made pursuant to their separation agreements.  This amount also includes approximately $507,000 that was set aside or accrued to provide pension, retirement, social security or similar benefits.  The amount does not include amounts expended by us for vehicles made available to our officers; expenses, including business travel, professional and business association dues and expenses; reimbursements to directors and officers; and other fringe benefits commonly reimbursed or paid by companies in Israel.  Our directors received an aggregate of approximately $287,112 in cash compensation in 2011.

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

During 2011, we granted all of our directors and executive officers as a group (24 persons) (including persons who served as directors and executive officers during 2011 and did not serve in such capacity as of December 31, 2011) options to purchase an aggregate of 480,000 of our ordinary shares at exercise prices ranging from $ 0.003 to $0.95, with expiration dates ranging from November 1, 2017 to December 21, 2021.

As of December 31, 2011, our directors and executive officers (including persons who served as executive officers and directors during 2011 and did not serve in such capacity as of December 31, 2011) held outstanding options to purchase an aggregate of 6,031,998 ordinary shares, at exercise prices ranging from $ 0.003 to $15.40 with expiration dates ranging from May 8, 2012 to December 21, 2021.

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

C.	BOARD PRACTICES –

Appointment of Directors and Terms of Office

Our board of directors currently consists of seven members.  Under our articles of association, our board of directors is to consist of between 4 and 10 members.  Our directors are elected by our shareholders at an annual general shareholders meeting.  Our directors generally commence the terms of their office at the close of the annual general shareholders meeting at which they are elected and, other than our external directors, serve in office until the close of the third annual general shareholders’ meeting following the meeting at which they are elected, and may be re-elected by the shareholders.  Annual general shareholders meetings are required to be held at least once every calendar year, but not more than 15 months after the last preceding annual general shareholders meeting.  In the intervals between the annual general meetings of the shareholders, our shareholders or our board of directors may appoint new directors to fill any vacancy created in our board of directors, except for vacancies of an external director.

The terms of office of the directors, including compensation, must be approved, under the Israeli Companies Law, by the audit committee, the board of directors and the general meeting of the shareholders.

Pursuant to a recent amendment to the Israeli Companies Law that took effect in 2011, compensation arrangements for executive officers who are not directors require the approval of the audit committee and the board of directors.  The approval of the audit committee may be substituted with the approval of the compensation committee, provided that the compensation committee complies with all the requirements prescribed by the Israeli Companies Law regarding composition of the audit committee.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the audit committee is sufficient.

The term of office of Messrs. Inbar, Yalon and Eng Ho will expire at our 2012 annual general meeting of the shareholders; and the term of office of Mr. Yacoby will expire at our 2013 annual general meeting of the shareholders.  The term of office of Ms. Aben will expire at our 2014 annual general meeting of the shareholders. The terms of office of our external directors, Ms. Hacke and Professor Amit, expire in August 2013 and September 2012, respectively, as described below.

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

Under the Israeli Companies Law, each committee of a company’s board of directors is required to include at least one external director, except for the audit committee, which requires that all external directors be members of such committee, including one external director serving as the chair of the audit committee.  The term of office of an external director is three years and may be extended for additional three year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Select Market, such as our company, may appoint an external director for additional unlimited terms of three years each subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors that, in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.  An external director can be removed from office only under very limited circumstances.

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

Until the lapse of two years from the termination of office, the company, a controlling shareholder and entities under the company's control may not grant the external director or any of his or her relatives, directly or indirectly, any benefit, or engage the external director or his or her relatives as an office holder of the company, of a controlling shareholders or of an entity under the company's control, and may not employ or receive services from the external director or any of his or her relatives, either directly or indirectly, including through a corporation controlled by that person.  The restriction on a relative that is not the spouse or child of the external director is limited to one year from the termination of office instead of two years.

Ms. Robin Hacke and Professor Raphael Amit qualify as our external directors under the Israeli Companies Law. We have appointed the external directors to the committees of our board of directors as required by the Israeli Companies Law.

Independent Directors

NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, each of whom satisfies the “independence” requirements of NASDAQ, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC. Our board of directors has determined that each of Professor Amit, Ms. Hacke, Ms. Aben, Mr. Yalon, Mr. Yacoby, Mr. Inbar, and Mr. Ng Ho qualifies as an independent director under the requirements of NASDAQ, and that each of Professor Amit, Ms. Hacke, and Mr. Inbar (who serve on our audit committee) qualifies as an independent director under the requirements of the SEC and NASDAQ.

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

Audit Committee

Pursuant to the Israeli Companies Law and the NASDAQ Listing Rules, the board of directors of a public company must appoint an audit committee.  The responsibilities of the audit committee include monitoring the management of the Company’s business and suggesting appropriate courses of action, as well as classifying and approving related party transactions and extraordinary transactions, reviewing the internal auditors audit plan, establishing and monitoring whistleblower procedures, reviewing and recommending on board members compensation and other matters as required by Israeli law and NASDAQ rules.  The audit committee must be comprised of at least three directors, including all the external directors (including one external director serving as the chair of the audit committee).  Our audit committee assists the board of directors in fulfilling its responsibilities to ensure the integrity of our financial reports, serves as an independent and objective monitor of our financial reporting process and internal controls systems, including the activities of our independent auditor and internal audit function, and provides an open avenue of communication between the board of directors and the independent auditors, internal auditor and financial and executive management.

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

The members of our audit committee are Professor Amit, Ms. Hacke and Mr. Inbar each of whom is an independent director under the requirements of the SEC, NASDAQ and the Israeli Companies Law. Professor Amit qualifies as an “audit committee financial expert" for purposes of the rules of the SEC.  As stated above, Ms. Hacke and Professor Amit qualify as external directors under the Israeli Companies Law.

Compensation Committee

The compensation committee of our board of directors consists of Mr. Yacoby, Professor Amit and Mr. Inbar. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of our board of directors consists of  Ms. Hacke, Mr. Yacoby, Mr. Inbar and Ms. Aben. Our board of directors has adopted a nominating and corporate governance committee charter setting forth the responsibilities of the committee, which include:

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

Fiduciary Duties and Approval of Related Party Transactions

Fiduciary Duties. The Israeli Companies Law codifies the fiduciary duties that office holders, which under the Israeli Companies Law include directors and executive officers, owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.

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

The office holder must make the disclosure of his or her personal interest no later than the first meeting of the company's board of directors that discusses the particular transaction.  This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”.  The Israeli Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business, not on market terms or is likely to have a material impact on the company's profit, assets or liabilities.

Approval of Compensation of Office Holders.  Under the recent amendment to the Israeli Companies Law that took effect in 2011, compensation arrangements for officers who are not directors require the approval of the audit committee and the board of directors.  The approval of the audit committee may be substituted with the approval of the compensation committee, provided that the compensation committee complies with all the requirements prescribed by the Israeli Companies Law regarding composition of the audit committee.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the audit committee is sufficient.  Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

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

•
reasonable costs of litigation, including attorney’s fees, expended as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or was concluded without the filing of an indictment against the office holder and a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to a criminal offense in which proof of criminal intent is not required or in connection with a financial sanction; and

•
reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to him or her by a court, in a proceeding filed against him or her by the company or on its behalf or by another person, or in a criminal charge from which he or she was acquitted, or in a criminal charge of which he or she was convicted of a crime which does not require a finding of criminal intent.

•
a financial obligation imposed upon an Office Holder and reasonable litigation expenses, including attorney fees, expended by the Office Holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

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

•
a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

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

D.	EMPLOYEES –

As of December 31, 2011, we had 542 employees, of whom 225 were engaged in research and development, 46 in operations, 212 in sales and marketing, and 59 in administration and management.

Of our full-time employees, as of December 31, 2011, 361 were located in Israel,  23 in the United States and  158 at our other  branch offices, which offices are listed in “Item 4—Information on the Company—Organizational Structure.”

As of December 31, 2010, we had 715 employees, of whom 286 were engaged in research and development, 84 in operations, 280 in sales and marketing, and 65 in administration and management. Of our full-time employees, as of December 31, 2010, 429 were located in Israel, 43 in the United States and 243 at our other  branch offices, which offices are listed in “Item 4—Information on the Company—Organizational Structure.”

As of December 31, 2009, we had 877 employees, of whom 394 were engaged in research and development, 110 in operations, 306 in sales and marketing, and 68 in administration and management. Of our full-time employees, as of December 31, 2009, 566 were located in Israel, 42 in the United States and 269 at our other branch offices.

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

E.	SHARE OWNERSHIP –

The following table sets forth certain information as of March 31, 2012 for (i) each of our executive officers and directors that beneficially owns more than 1% of our outstanding ordinary shares and (ii) our executive officers and directors as a group.  The information in the table below is based on 62,403,424 ordinary shares outstanding as of March 31, 2012. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares (1)	Percentage of Outstanding Ordinary Shares
Amnon Yacoby (2)	809,579	1.30%

All directors and members of senior management as a group (15 persons)(3)	4,016,709	6.11%

(1)
The number of ordinary shares beneficially owned includes the shares issuable pursuant to options that are exercisable within 60 days of March 31, 2012. Shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the holding percentage of any other person.

(2)
Includes options to purchase 85,000 of our ordinary shares which are exercisable within 60 days of March 31, 2012.  The options have a weighted exercise price of $6.14 with expiration dates ranging from May 8, 2012  until December 21, 2021.

(3)	Includes options to purchase 3,291,130 of our ordinary shares which are exercisable within 60 days of March 31, 2012.

 Except as set forth in the table above, none of our other directors or members of senior management listed above under “—Directors and Senior Management” held more than 1% of our outstanding shares as of March 31, 2012.

As of March 31, 2012, our directors and members of senior management who are currently engaged with the Company as listed above under "—Directors and Senior Management", as a group, held options to purchase 4,536,877  of our ordinary shares at a weighted average exercise price of $4.70 with expiration dates ranging from May 08, 2012  until December 21, 2021. The voting rights of our directors and members of senior management do not differ from the voting rights of other holders of our ordinary shares.

Equity Incentive Plans –

As of December 31, 2011, a total of 34,886,495 ordinary shares have been reserved for issuance upon exercise of options granted to our employees, officers, directors and consultants pursuant to our share option plans.  These ordinary shares have been reserved pursuant to our 2006 Global Share Based Incentive Plan (the “2006 Plan”), 2002 Global Share Option Plan (the “2002 Plan”), Key Employee Share Incentive Plan (1994), as amended, Key Employee Share Incentive Plan (1996), Key Employee Share Incentive Plan (1997), 1999 U.S. Stock Option Plan, interWAVE’s 1994 Stock Option Plan, interWAVE’s 1999 Stock Option Plan and Floware’s Key Employee Share Incentive Plan (1996).

Options granted under the share option plans usually vest over a period of four years.

As of December 31, 2011, options to purchase 9,313,328 of our ordinary shares were outstanding under the share option plans, including options issued pursuant to the terms of the Floware merger and interWAVE amalgamation, at a weighted average exercise price of $4.83 per share.  Unless a shorter period is specified in the notice of grant or unless the applicable share option plan has an earlier termination date, each of the outstanding options to purchase 9,313,328 of our ordinary shares expire between six and ten years from the date of grant. As of December 31, 2011, options to purchase 9,212,839 of our ordinary shares were available for issuance under the share option plans.

Pursuant to our 2006 Plan we may grant restricted share units, restricted shares, options and other equity awards to employees, directors, consultants, advisers and service providers of our Company and its subsidiaries.  Initially, 1,500,000 ordinary shares were reserved for issuance upon the exercise of awards granted under the 2006 Plan.  The number of ordinary shares available for issuance under the 2006 Plan is reset annually on April 1 of each year to equal 4% of our total outstanding shares as of the applicable reset date.  As of December 31, 2011, options to purchase 5,968,196 of our ordinary shares were outstanding under the 2006 Plan.

The share option plans are administered by the board of directors which designates the optionees, dates of grant, vesting period and the exercise price of options.  Each grantee is responsible for all personal tax consequences of the grant and the exercise of the options.  Unless otherwise approved by our board of directors, employees usually may exercise vested options granted under the share option plans for a period of three months following the date of termination of their employment with us or any of our subsidiaries and options that have not vested on the date of termination expire.  Under Israeli law, the issuance of options must be approved by our board of directors and the issuance of options to directors must be approved by the shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS -

As of March 31, 2012, we were not aware of any person who beneficially owned 5% or more of our outstanding ordinary shares.   Each of our outstanding ordinary shares has identical rights in all respects.

Based on a review of the information provided to us by our transfer agent, as March 31, 2012, there were 58 holders of record of our ordinary shares, including 43 holders of record with a U.S. mailing address, including banks, brokers and nominees.  As of March 31, 2012, these 43 holders of record with a U.S. mailing address held approximately 65,119,715 ordinary shares, representing approximately 96% of the aggregate 67,650,196 ordinary shares outstanding as of such date (excluding our treasury stock).  Because these holders of record include banks, brokers and nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96% of our outstanding ordinary shares as of such date), the beneficial owners of these ordinary shares may include persons who reside outside the United States.

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

Legal Proceedings –

Initial Public Offering Securities Litigation.

On November 21, 2001, a purported Class Action lawsuit ("the Action") was filed against interWAVE (which merged into the Company in 2003), certain of its former officers and directors, and certain of the underwriters for interWAVE's initial public offering ("the IPO"). On April 19, 2002, the plaintiffs filed an amended complaint. The amended complaint alleged that the prospectus from interWAVE's IPO failed to disclose certain alleged improper actions by various underwriters for the offering, in violation of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended ("the Exchange Act"). Similar complaints have been filed concerning more than 300 other IPOs; all of these cases have been coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 8, 2002, the Court entered an Order of Dismissal as to all of the individual defendants in the IPO litigation, without prejudice. In 2007, a settlement that had been pending with the Court since 2004,was terminated by stipulation. After a ruling by the Second Circuit Court of Appeals in six "focus" cases in the coordinated proceedings (interWAVE is not one of the six test cases) made it unlikely that the settlement would receive final Court approval plaintiffs filed amended master allegations and amended complaints in the six test cases. In 2008, the Court denied the defendants' motion to dismiss the amended complaints.

This action has been resolved through a global settlement of the coordinated litigation. Under the settlement, the insurers pay the full amount of the settlement share allocated to the Company, and the Company bears no financial liability. InterWAVE, as well as the officer and director defendants who were previously dismissed from the Action pursuant to tolling agreements, have received complete dismissals from the case. On October 5, 2009, the Court entered an order granting final approval of the settlement.  Although certain objectors filed appeals, by early 2012 all of those appeals had been withdrawn or dismissed and the settlement is now final.

Export Sales

Export sales constitute a significant portion of our sales.  In 2011, export sales were approximately $189 million, constituting approximately 99.5% of our total sales.  For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see “Item 5—Operating and Financial Review and Prospects—Operating Results.”

Dividend Policy

We have never declared or paid any cash dividend on our ordinary shares.  We do not anticipate paying any cash dividend on our ordinary shares in the foreseeable future.  We currently intend to retain all future earnings to finance operations and expand our business.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2011.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Select Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange, in NIS, for each of the last five years:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2007	$15.21	$ 6.03	NIS 59.76	NIS 26.54
2008	$9.69	$ 2.54	NIS 37.50	NIS 10.05
2009	$4.80	$2.36	NIS 19.00	NIS 10.23
2010	$4.28	$1.79	NIS 15.59	NIS 6.78
2011	$2.62	$0.83	NIS 9.24	NIS 3.10

The following table sets forth, for each of the full financial quarters in the years indicated, the high and low sales price for our ordinary shares as reported by the NASDAQ Global Select Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange, in NIS:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
2010	High	Low	High	Low
First Quarter	$ 4.28	$3.49	NIS 15.59	NIS 13.15
Second Quarter	$4.07	$2.00	NIS 14.96	NIS 7.60
Third Quarter	$2.36	$1.79	NIS 8.81	NIS 7.00
Fourth Quarter	$2.76	$1.84	NIS 10.44	NIS 6.78
2011	High	Low	High	Low
First Quarter	$2.62	$1.71	NIS 9.24	NIS 5.94
Second Quarter	$1.89	$1.15	NIS 6.48	NIS 4.00
Third Quarter	$1.67	$1.04	NIS 5.71	NIS 3.99
Fourth Quarter	$1.22	$0.83	NIS 4.27	NIS 3.10
2012	High	Low	High	Low
First Quarter	$1.27	$0.91	NIS 4.58	NIS 3.41

The following table sets forth the high and low sales price for our ordinary shares as reported by the NASDAQ Global Select Market, in U.S. dollars, and the Tel Aviv Stock Exchange, in NIS, for the most recent six months:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
Month	High	Low	High	Low

October 2011	$1.22	$0.94	NIS 4.27	NIS 3.45
November 2011	$1.09	$0.83	NIS 3.97	NIS 3.14
December 2011	$1.03	$0.84	NIS 3.99	NIS 3.10
January 2012	$1.23	$0.94	NIS 4.55	NIS 3.45
February 2012	$1.27	$1.01	NIS 4.58	NIS 3.85
March 2012	$1.01	$0.91	NIS 3.82	NIS 3.41

As of March 31, 2012, the exchange rate of the NIS to the US$ was $1 to NIS3.715.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS –

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

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.ADDITIONAL INFORMATION -

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION –

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

Directors, other than external directors, are elected, and hold office from the close of the annual general shareholders’ meeting at which they are elected, unless a later date is stated, until the third annual general shareholders’ meeting following the meeting at which such directors were elected.  See "Item 6 – Directors, Senior Management and Employees – Board Practices".  Any director may be removed from office by way of a resolution adopted by the vote of the holders of 75% of the voting power represented at a meeting.

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

For example, the Israeli Companies Law provides that certain ownership thresholds in public companies may be crossed only by means of a tender offer made to all shareholders.  A purchaser must conduct a special tender offer in order to purchase shares in publicly held companies if, as a result of the purchase, the purchaser would hold 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights.  A special tender offer is not required if: (i) the shares are acquired in a private placement that is approved by the shareholders with the knowledge that as a result the purchaser would hold more than 25% or 45% of the voting rights, as applicable, (ii) the purchaser reaches the 25% threshold by purchasing shares from a shareholder who held 25% or more of the voting rights immediately prior to the transaction, or (iii) the purchaser crosses the 45% threshold by purchasing shares from a shareholder who held more than 45% of the voting rights immediately prior to the transaction.

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

then, the purchaser automatically acquires ownership of the remaining shares.  However, if the purchaser is unable to purchase more than 95% or more than 98%, as applicable, of the company's shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

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

1.	Loan and Security Agreement with Silicon Valley Bank

On June 21, 2011, the Company entered into the Long Term Loan with SVB, whereby SVB provided a $30 million loan for the financing of the Wavion acquisition. As part of the transaction, the Company pledged all of its assets under a floating charge, and created a fixed charge on its IP rights and receivables. The Long Term Loan contains various provisions related to compliance with financial covenants, restrictive covenants, including negative pledges, and other customary commitments, contained in credit facility agreements of this type. The Long Term Loan amount consists of Facility A $25 million and Facility B $5 million.

Facility A will be repaid in thirty six (36) equal monthly installments each commencing on March 1st, 2012. The interest rate applicable to Facility A is LIBOR plus 4.75%, payable monthly starting December 1, 2011.

Facility B will be repaid in one (1) installment after thirty six (36) months following drawdown of the Long Term Loan. The interest rate applicable to Facility B is LIBOR plus 4.50%, payable monthly starting December 1, 2011.

As of April 1st, 2012 the Company was in breach of certain financial covenants set forth in the Long Term Loan but on April 25, 2012, it reached a general agreement with SVB for the grant of a temporary forbearance of the breached covenants and a modification of the terms of the Long Term Loan, which terms include (i) an increase of the interest rate applicable to Facility A and Facility B to LIBOR plus 5.85% and (ii) the repayment of approximately $7,000,000 of principal on the Long Term Loan in addition to its normal loan payments by July 2012.

Following the early repayment described above, the current outstanding balance under the Long Term Loan will be approximately US$ 20 million.

2.	Acquisition of Wavion Inc.

In November 2011, the Company completed its purchase of 100% of the outstanding common shares of Wavion, Inc., for the sum of $28.4 million in cash, including the payment of an earn-out. Wavion is a provider of carrier grade outdoor Wi-Fi solutions, offering a variety of different products for Wi-Fi access and 3rd Generation cellular technologies (“3G”) off-load applications.

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

Until December 31, 2003, the regular tax rate applicable to income of Israeli companies (which are not entitled to benefits due to “Approved Enterprise,” as described below) was 36%.  In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005, respectively, which determined, among other things, that the corporate tax rate was  to be gradually reduced to the following tax rates:  2007 - 29%, 2008 - 27%, 2009 - 26%,  2010 - 25% and 2011 – 24%.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%.

In December 5, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (the Law), which cancels, among others, the gradual reduction in the corporate tax rates in Israel. In addition, the corporate tax in Israel will be increased to 25% starting in 2012. Accordingly, the real capital gains tax rate will increase to 25%. There was no effect on the Company as a result of the above mentioned changes.

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

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969 –

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959 –

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

Foreign investor’s Company (“FIC”) –

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

(iii)  Or Yehuda / Tel Aviv Facilities: In 1997, Floware submitted a request for Approved Enterprise status of its production facility in Or Yehuda.  This request was approved.  After the merger, Floware’s enterprise was relocated into our facilities in Tel Aviv.  The income derived from this Approved Enterprise is tax exempt for a period of two years and thereafter will be subject to a reduced tax rate between 10% and 25% for an additional period of five to eight years depends  on the percentage of the non-Israeli holders of our share capital.  The period of benefits will commence with the first year that we earn taxable income after the commencement year. The period of benefits for this plan has expired in 2011. Please note that the year limitation does not apply to the exemption period.

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

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if we had not elected the alternative system of benefits, currently between 10% - 25% for an “Approved Enterprise.” As of December 31, 2011, our accumulated deficit does not include tax-exempt profits earned by our “Approved Enterprise.”

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

Israeli Transfer Pricing Regulations –

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

Measurement of Taxable Income –

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

Tax Benefits of Research and Development –

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

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders –

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

United States Federal Income Tax Considerations with Respect to the Acquisition, Ownership and Disposition of Our Ordinary Shares –

The following is a discussion of certain U.S. federal income tax consequences applicable to “U.S. Holders” (as defined below) who beneficially own our ordinary shares.  The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations promulgated thereunder, and existing administrative rulings and court decisions in effect as of the date of this Annual Report, all of which are subject to change at any time, possibly with retroactive effect.  For purposes of this discussion, it is assumed that U.S. Holders of our ordinary shares hold such stock as a capital asset within the meaning of Section 1221 of the Code, that is, generally for investment.  This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular U.S. Holder of our ordinary shares in light of his or her circumstances or to a U.S. Holder of our ordinary shares subject to special treatment under United States federal income tax law, including, without limitation:

•	banks, other financial institutions, real estate investment trusts, insurance companies or mutual funds;
•	broker-dealers, including dealers in securities or currencies, or taxpayers that elect to apply a mark-to-market method of accounting;
•	shareholders who hold our ordinary shares as part of a hedge, straddle, or other risk reduction, constructive sale or conversion transaction;
•	tax-exempt entities;
•	persons who have a functional currency other than the U.S. dollar;
•	persons who have owned at any time or who own, directly, indirectly, constructively or by attribution, ten percent or more of the total voting power of our share capital;
•	grantor trusts or S corporations;
•	certain expatriates or former long-term residents of the United States; and
•	shareholders who acquired our ordinary shares pursuant to the exercise of an employee stock option or right or otherwise as compensation.

In addition, not discussed is the application of:  (i) foreign, state or local tax laws; (ii) United States federal and state estate and/or gift taxation; or (iii) the alternative minimum tax.

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

To the extent that a distribution exceeds our earnings and profits and provided that we were not a PFIC, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ordinary shares and thereafter as taxable capital gain.  Dividends paid by us generally will not be eligible for the dividends received deduction allowed to corporations under the Code.  Dividends paid in a currency other than the U.S. dollar will generally be includible in income of a U.S. Holder in a U.S. dollar amount based on the exchange rate on the date the distribution is included in income.  A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a PFIC, for U.S. federal income tax purposes.  Based upon our market capitalization during 2011, we do not believe that we were a PFIC for 2011.  In addition, based upon an independent valuation of our assets as of the end of each quarter of 2001 and based upon our valuation of our assets for 2002 and 2003, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years.  We cannot assure you, however, that the United States Internal Revenue Service (“IRS”) or the courts would agree with our conclusion if they were to consider our situation. In addition, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income and assets and the future price of our ordinary shares, which are all relevant to the determination of whether we are classified as a PFIC.  There is no assurance that we will not become a PFIC in 2012 or subsequent taxable years.

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

•
the U.S. Holder would be required to allocate such excess distribution and/or disposition gain ratably over such holder’s entire holding period for our ordinary shares; the U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year (i.e., the year of the distribution or disposition) and to any period prior to the first day of the first taxable year for which we were a PFIC;

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

Although a determination as to a non-U.S. corporation’s PFIC status is made annually, an initial determination that a non U.S. corporation is a PFIC for any taxable year generally will cause the above-described consequences to apply for all future taxable years to U.S. Holders who held shares in the corporation at any time during a taxable year when the corporation was a PFIC and who made neither a QEF election nor a mark-to-market election (as discussed below) with respect to such shares with their tax return for the year that included the last day of the corporation’s first taxable year as a PFIC.  This will generally be true even if the corporation ceases to be a PFIC in later years.

Generally, if a U.S. Holder makes a valid QEF election with respect to our ordinary shares, the U.S. Holder would be required, for each taxable year for which we are a PFIC, to include in income such holder’s pro-rata share of our:  (i) ordinary earnings as ordinary income and (ii) net capital gain as long-term capital gain, in each case computed under U.S. federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge.

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

Alternatively, a U.S. Holder of shares in a PFIC can elect to mark “marketable stock” (e.g. stock that is “regularly traded” on the NASDAQ Global Select Market) to market annually recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, in a taxable year that we are a PFIC, an amount equal to the difference between the shareholder’s adjusted tax basis in the PFIC stock and its fair market value. Under current law, U.S. Holders may not make a mark-to-market election with respect to warrants or rights to acquire our ordinary shares. Ordinary loss generally is recognized only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years.    A mark-to-market election applies for so long as our ordinary shares are “marketable stock and is irrevocable without obtaining the consent of the IRS.

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

Information Reporting and Backup Withholding

U.S. Holders (other than certain exempt recipients, such as corporations) generally are subject to information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid in the U.S. on, and the proceeds from the disposition of, our ordinary shares, unless they:

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

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the SEC an annual report on Form 20-F containing consolidated financial statements audited by an independent accounting firm no later than four months after the close of each fiscal year.  We also furnish reports on Form 6-K containing unaudited consolidated financial information after the end of each of the first three quarters.  You may read and copy any document we file with the SEC at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at l-800-SEC-0330 for further information on the public reference room. A copy of each report submitted in accordance with applicable U.S. law is also available for public review at our principal executive offices.

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

The Company is exposed to both interest rate and foreign exchange risk.

Interest risk:

We are exposed to Interest risk associated with the SVB Long Term Loan obtained in 2011.

Our investment portfolio includes held to maturity marketable securities. These securities include investments issued by agencies of the U.S. government that have an implied guarantee by the U.S. government or were nationalized by U.S. government or are investments issued by highly rated corporations.  As of December 31, 2011, the rating of the securities in our portfolio were at least A. The declines in interest rates in 2010 and 2011 have reduced and are expected to continue to reduce our interest income. In addition as a result of the loan obtain in 2011, as the loan is linked to the LIBOR for three month plus a fixed percentage, and the fact that the LIBOR for three month might fluctuate over time our interest expense on the loan might change.

The table below provides information regarding our investments in cash, cash equivalents and marketable securities (in thousands), as of December 31, 2011 and 2010:

	Amortized cost	Fair value at Dec. 31, 2011
	Maturity
	2012

Corporate bonds	$1,644	$1,650
Cash and short term bank deposit	62,764	62,764

Total	$64,408	$64,414

	Amortized cost		Total Amortized cost	Fair value at Dec. 31, 2010
	Maturity
	2011	2012

US Government agencies	$1,318	$-	$1,318	$1,322
Corporate bonds	14,816	2,564	17,380	17,517
Cash and short term bank deposit	64,647	-	64,647	64,647

Total	$80,781	$2,564	$83,345	$83,486

Foreign Currency Risk –

We are exposed to financial market risk associated with changes in foreign currency exchange rates.  To mitigate these risks, we use derivative financial instruments.  The majority of our revenues and expenses are generated in U.S. dollars.  A portion of our expenses, however, is denominated in NIS.  In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements, and as a result of the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected.

A majority of our revenues are generated in U.S. dollars. In addition, most of our costs are denominated and determined in U.S. dollars and NIS according to the salient economic factors indicated in ASC 830 “Foreign Currency Matters”. Our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.  In our balance sheet, we re-measure into U.S. dollars all monetary accounts (principally cash and cash equivalents and liabilities) that are maintained in other currencies. For this re-measurement, we use the relevant foreign exchange rate at the balance sheet date. Any gain or loss that results from this re-measurement is reflected in the statement of operations as appropriate.

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

As of December 31, 2011, we recorded accumulated other comprehensive net gain in the amount of approximately $2.7 million from our currency forward and option transactions with respect mainly to trade payables and payroll expenses. Such amount will be recorded into earnings during 2012.

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

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2011. Based on this evaluation, the Company’s chief executive officer and chief financial officer have concluded that, as of such date, the Company’s disclosure controls and procedures were (i) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to its management, including the Company’s chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

b.	Management’s Annual Report on Internal Control Over Financial Reporting –

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework for Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has excluded Wavion, which is included in the 2011 consolidated financial statements of Alvarion Ltd. and subsidiaries and constituted approximately $43.1 million and $27.9 million  of total and net assets, respectively, as of December 31, 2011 and $4.3 million and $ 1.0 million of revenues and net income, respectively, for the year then ended  because ownership was acquired by Alvarion during November 2011. Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2011.

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

ITEM 16.	Reserved.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Professor Amit, a member of our audit committee, qualifies as an “audit committee financial expert” and is “independent,” each as defined in the applicable SEC and NASDAQ regulations.

ITEM 16B.	CODE OF ETHICS

In 2003, we adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, all other senior officers and all of our employees. In March 2008 and July 2011, we updated the Code of Ethics. The updated Code of Ethics is included as an Exhibit hereto.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES –

The following is a summary of the fees billed to us for audit, audit-related, tax and other services provided by Kost, Forer, Gabbay & Kasierer for the years ended December 31, 2010 and December 31, 2011:

Fee Category	2010	2011
Audit Fees	$340,000	$280,000
Audit-Related Fees	$-	$-
Tax Fees	$74,914	$89,639
All other fees	$-	$-
Total Fees	$414,914	$369,639

Audit Fees:  Consists of the aggregate fees billed and accrued for professional services rendered for the audit of our annual financial statements and services that are normally provided by Kost, Forer, Gabbay & Kasierer in connection with statutory and regulatory filings or engagements.

Audit Related Fees: Consists of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”  We did not have such services in 2011 or 2010.

Tax Fees: Consists of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.  These services include assistance regarding international and Israeli tax services.

All Other Fees:  Consists of the aggregate fees billed for products and services other than the services reported above.  We did not have such services in 2011 or 2010.

Our audit committee has adopted a policy for pre-approval of audit and non-audit services. Under the policy, proposed services either may be pre-approved without consideration of specific case-by-case services by the audit committee (“general pre-approval”) or they may require the specific pre-approval of the audit committee (“specific pre-approval”). The audit committee employs a combination of these two approaches. Unless a type of service has received general pre-approval, it will require specific pre-approval by the audit committee if it is to be provided by the independent auditor. The term of any general pre-approval is 12 months from the date of pre-approval, unless the audit committee considers a different period and states otherwise. The audit committee reviews annually and pre-approves the services that may be provided by the independent auditor without obtaining specific pre-approval from the audit committee. The audit committee adds to or subtracts from the list of general pre-approved services from time to time, based on subsequent determinations.  Pre-approval fee levels or budgeted amounts for all services to be provided by the independent auditor are to be established annually by the audit committee. Any proposed services exceeding these levels or amounts require specific pre-approval by the audit committee.  All of the fees listed in the table above were approved by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In October 2008, following the approval of our board of directors and the receipt of a court approval, we were authorized to use up to $30 million of our available cash to repurchase our shares. Through December 31, 2008, we repurchased under this repurchase program 1,449,999 ordinary shares at a weighted average price of approximately $3.44 per share for an aggregate price of approximately $5.0 million. During 2010 and 2011 we did not repurchase any additional ordinary shares under this repurchase program or otherwise.

Under our first repurchase program in 2002, our board of directors authorized a share repurchase of up to $9 million of our ordinary shares. Under this 2002 repurchase plan, we repurchased until December 31, 2003 3,796,773 ordinary shares at a weighted average price per share of approximately $2.07 for an aggregate of $7.9 million. Since such date, we have not utilized the remainder of this first repurchase program.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association (English translation accompanied by Hebrew original) (1)
1.2	Articles of Association(2)
1.3	Certificate of Name Change (English translation accompanied by Hebrew original) (3)
2.1	Form of Ordinary Share Certificate (4)
4.1	Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (1)
4.2	Form of Indemnity Agreement for Directors and Executive Officers*
4.3	Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (5)
4.4	Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (5)
4.5	Addendum, dated October 5th, 2010, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary translation accompanied by Hebrew original) *
8.1	Subsidiaries of Alvarion Ltd.*
10.1	Loan and Security Agreement, dated June 21, 2011, between Alvarion and Silicon Valley Bank (the "Long Term Loan Agreement with SVB")*
10.2	First Modification, dated November 17, 2011 to the Long Term Loan Agreement with SVB*
10.3	Second Modification, dated January 31, 2012 to the Long Term Loan Agreement with SVB*
10.4	Third modification, dated April 5 2012, to the Long Term Loan Agreement with SVB*
10.5	Fourth Modification , dated April 25 2012 to the Long Term Loan Agreement with SVB*
10.6	Agreement and Plan of Merger, dated November 2, 2011, among Alvarion Inc., Alvarion Acquisition Inc. and Wavion Inc. *
11	Amended Code of Ethics*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
15.1	Consent of Kost, Forer, Gabay & Kasierer*

__________________________
*	Filed herewith

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-11572).

(2)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

(3)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786).

(4)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142).

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALVARION LTD.

By:	/s/ Eran Gorev
Eran Gorev
Chief Executive Officer
Date: April 30, 2012

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALVARION LTD.

We have audited the accompanying consolidated balance sheets of Alvarion Ltd. ("the Company") and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's and its subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30, 2012	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALVARION LTD.

We have audited Alvarion Ltd. ("the Company") and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company and its subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting  management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Wavion, Inc. (“Wavion”), which is included in the 2011 consolidated financial statements of Alvarion Ltd. and subsidiaries and constituted approximately $43,068 thousands and $27,883 thousands  of total and net assets, respectively, as of December 31, 2011 and $4,316 thousands and $ 1,013 thousands of revenues and net income, respectively, for the year then ended.  Our audit of internal control over financial reporting of Alvarion Ltd. and subsidiaries also did not include an evaluation of the internal control over financial reporting of Wavion Inc.

In our opinion, the Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 30, 2012 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30 , 2012	A Member of Ernst & Young Global

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$61,297	$57,787
Short-term bank deposits	3,350	4,977
Marketable securities (Note 3)	16,134	1,644
Trade receivables, net (Note 2t)	49,931	48,294
Other accounts receivable and prepaid expenses (Note 4)	10,807	7,658
Inventories (Note 5)	56,078	36,215

Total current assets	197,597	156,575

LONG TERM MARKETABLE SECURITIES (Note 3)	2,564	-

LONG TERM TRADE RECEIVABLES	-	6,986

LONG TERM PREPAID EXPENSES	-	171

PROPERTY AND EQUIPMENT, NET (Note 7)	14,603	9,774

INTANGIBLE ASSETS, NET (Note 8)	-	20,245

GOODWILL (Note 1g)	-	13,087

Total assets	$214,764	$206,838

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2010	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Current maturity on long-term loan (note 10)	$-	$12,813
Trade payables	51,242	36,243
Other accounts payable and accrued expenses (Note 9)	36,377	45,441

Total current liabilities	87,619	94,497

LONG-TERM LIABILITIES:
Long term accrued expenses	-	547
Severance pay and long term employee liabilities	2,712	1,173
Other long-term liabilities	2,346	7,280
Long-term loan (note 10)	-	17,187

Total long term liabilities	5,058	26,187

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY:
Share capital (Note 12) -
Ordinary shares of NIS 0.01 par value -
Authorized: 120,080,000 shares at December 31, 2010 and 2011; Issued: 67,507,508 and 67,625,573 shares at December 31, 2010 and 2011, respectively; Outstanding: 62,260,736 and 62,378,801shares at December 31, 2010 and 2011, respectively	166	166
Additional paid-in capital	431,368	434,530
Treasury shares at cost: 5,246,772 shares at December 31, 2010 and 2011	(12,872)	(12,872)
Other accumulated comprehensive income (loss)	2,599	(2,674)
Accumulated deficit	(299,174)	(332,996)

Total shareholders' equity	122,087	86,154

Total liabilities and shareholders' equity	$214,764	$206,838

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2009	2010	2011

Sales (Note 14)
Products	$218,137	$180,447	$163,744
Services	27,102	25,368	26,293
Total Sales	245,239	205,815	190,037

Cost of Sales
Products	113,576	101,955	95,129
Services	14,885	26,623	23,726
Write-off of excess inventory and provision for inventory purchase commitments (Note 2g)	3,993	4,897	2,580
Inventory write-off related to bankruptcy of a customer (Note 15a)	-	-	7,144

Gross profit	112,785	72,340	61,458

Operating costs and expenses:
Research and development, net (Note 15b)	50,790	38,717	27,964
Selling and marketing	52,022	43,376	37,576
General and administrative	15,087	19,920	13,877
Amortization of intangible assets	132	130	186
Impairment of investment (Note 2y)	1,554	-	-
Acquisition related expenses (Note 1b)	-	-	2,622
Impairment of goodwill and intangible assets (Note 2j)	-	57,110	-
Restructuring and other charges (Note 2z)	2,787	3,573	12,040

Total operating costs and expenses	122,372	162,826	94,265

Operating loss	(9,587)	(90,486)	(32,807)

Other (loss) income (Note 1f and Note 6)	731	(7,000)	-
Financial income (expense), net (Note 15c)	1,668	(99)	(1,015)

Loss before income taxes	(7,188)	(97,585)	(33,822)

Taxes on income (Note 13e)	-	894	-

Net loss	$(7,188)	$(98,479)	$(33,822)

Net loss per share (Note 15d):

Basic and diluted	$(0.12)	$(1.58)	$(0.54)

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury	Other accumulated comprehensive	Accumulated	Total comprehensive	Total shareholders'
	Number	Amount	capital	shares	income (loss)	deficit	income (loss)	equity

Balance at January 1, 2009	61,929,895	$165	$423,303	$(12,872)	$(1,183)	$(193,507)		$215,906

Exercise of employee stock options	214,539	1	371	-	-	-		372
Stock-based compensation expenses related to ASC 718		-	4,246	-	-	-		4,246
Unrealized gains on foreign currency cash flow hedges		-	-	-	3,308	-	$3,308	3,308
Net loss		-	-	-	-	(7,188)	(7,188)	(7,188)

Total comprehensive loss							$(3,880)

Balance at December 31, 2009	62,144,434	166	427,920	(12,872)	2,125	(200,695)		216,644

Exercise of employee stock options	116,302	-	114	-	-	-		114
Stock-based compensation expenses related to ASC 718	-	-	3,334	-	-	-		3,334
Unrealized gains on foreign currency cash flow hedges	-	-	-	-	474	-	$474	474
Net loss	-	-	-	-	-	(98,479)	(98,479)	(98,479)

Total comprehensive loss							$(98,005)

Balance at December 31, 2010	62,260,736	166	431,368	(12,872)	2,599	(299,174)		122,087

Exercise of employee stock options	118,065	-	9	-	-	-		9
Stock-based compensation expenses related to ASC 718	-	-	3,153	-	-	-		3,153
Unrealized losses on foreign currency cash flow hedges	-	-	-	-	(5,273)	-	$(5,273)	(5,273)
Net loss	-	-	-	-	-	(33,822)	(33,822)	(33,822)

Total comprehensive loss							$(39,095)

Balance at December 31, 2011	62,378,801	$166	$434,530	$(12,872)	$(2,674)	$(332,996)		$86,154

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from operating activities:

Net loss	$(7,188)	$(98,479)	$(33,822)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	7,231	6,662	5,433
Capital loss on disposal of property and equipment	267	363	3,908
Other income from LGC transaction	(716)	-	-
Stock-based compensation expenses related to ASC 718	4,246	3,334	3,153
Accrued interest, amortization of premium and accretion of discounts on held-to-maturity marketable securities and bank deposits	589	786	108
Amortization of other intangible assets	132	130	1,764
Impairment of goodwill and other intangible assets	-	57,110	-
Impairment of investment in affiliate	1,554	-	-
Impairment of short term investment	-	7,000	-
Decrease (increase) in trade receivables, net	(5,676)	15,559	5,397
Decrease (increase) in other accounts receivable and prepaid expenses	2,487	(3,526)	2,323
Decrease (increase) in inventories	17,693	(20,096)	21,299
Increase in long term prepaid expenses	-	-	(171)
Increase in long-term trade receivables	-	-	(6,986)
Increase (decrease) in trade payables	(21,452)	15,661	(18,552)
Increase (decrease) in other accounts payable and accrued expenses	(13,218)	(5,392)	164
Increase in long term accrued expenses	-	-	547
Increase (decrease) in other long-term liabilities, net	26	91	(864)
Decrease in severance pay net and long-term employee liabilities	(1,477)	(1,642)	(1,742)

Net cash used in operating activities	(15,502)	(22,439)	(18,041)

Cash flows from investing activities:

Purchase of property and equipment	(7,196)	(5,025)	(3,344)
Proceeds from property and equipment	43	7	149
Investment in short term investment	-	(7,000)	-
Proceeds from bank deposits	15,112	8,056	3,350
Investment in bank deposits	(8,020)	(3,345)	(4,916)
Investment in held-to-maturity marketable securities	(9,281)	(2,424)	-
Proceeds from maturity of held-to-maturity marketable securities	29,161	24,273	16,885
Proceeds related to the LGC transaction	716	-	-
Acquisition of Wavion (a)	-	-	(24,618)

Net cash provided by (used in) investing activities	20,535	14,542	(12,494)

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from financing activities:

Proceeds from exercise of employee stock options	372	114	9
Receipt of long term loan	-	-	30,000
Repayment of Long term loan	-	-	(2,984)

Net cash provided by financing activities	372	114	27,025

Increase (decrease) in cash and cash equivalents	5,405	(7,783)	(3,510)
Cash and cash equivalents at the beginning of the year	63,675	69,080	61,297

Cash and cash equivalents at the end of the year	$69,080	$61,297	$57,787

Supplemental disclosure of cash flows activities:

Cash paid during the year for taxes	$461	$572	$500

(a) Payment for the acquisition of Wavion:
Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital deficit (excluding cash and cash equivalents)	$-	$-	$102
Property and equipment	-	-	1,317
Accrued severance pay	-	-	(203)
Other intangible assets	-	-	22,009
Goodwill	-	-	13,087
Less - accrued OCS commitment	-	-	(5,992)
Long-term loan	-	-	(2,984)
	-	-	27,336

Less - accrued earn out payment	-	-	(2,718)

	$-	$-	$24,618

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Alvarion Ltd. together with its worldwide subsidiaries ("the Company") is a provider of wireless broadband systems. The Company supplies top-tier carriers, Internet Service Providers ("ISPs") and private networks in vertical markets with solutions based on WiMAX, Wi-Fi and other wireless broadband technologies.

As for geographic markets and major customers, see Note 14.

b.	Acquisition of Wavion:

On November 23, 2011, the Company completed the acquisition of all of the outstanding shares of Wavion Inc. and its subsidiary (together “Wavion”), a technology leader in outdoor WiFi applications for metro and rural areas with deployments in more than 75 countries.  Wavion offers end-to-end solutions including access, backhaul, CPEs, management and service provisioning tools, and was acquired for for an aggregate consideration of $ 28,433. The total purchase price of Wavion was composed of the following:

Cash	$25,715
Earn out *)	2,718

Total purchase price	$28,433

*) The agreement stipulated for an Earn out based on performance milestones for up to an amount of $3,750. The performance milestone was for the period from acquisition date through December 31, 2011. The actual calculated Earn out amounted to $2,718 based on Wavion's result for the stipulated period and has been paid subsequent to the balance sheet date.

The acquired business provides a significant new market opportunity. The cash consideration was financed by a loan that we received from Silicon Valley Bank (“SVB”) (see Note 10) . The Company believes that the acquisition of Wavion will enable the Company to expand our solutions and to become a multi-technology wireless broadband solution powerhouse.

Certain shareholders are entitled to $ 785 if they will complete a retention period as Wavion's employees. This amount was placed in escrow as an assurance for employees' undertaking to continue their employment with the Company. If an employee does not complete full term of retention, the amount in escrow related to him will be released to the Company. This amount will be recorded as compensation and not as part of the purchase price of Wavion. As of December 31, 2011 there is a short term and long term prepaid balance of $ 565 and $ 171 relating to this amount, which will be recorded as compensation expense on a straight line basis over the retention period.

The acquisition was accounted for by the acquisition method. The results of operations were included in the consolidated financial statements of the Company commencing November 23, 2011. The consideration for the acquisition was attributed to acquired net assets and assumed liabilities on the basis of their fair value, based on a valuation performed by an outsourced advisor which included a number of factors.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Identifiable intangible assets acquired included Customer relationships and Backlog which were valued using the income approach, and Technology which was valued using the income approach, specifically the “Relief From Royalty method”.

The Company also assumed a liability related to Wavion's Officer Chief Scientist ("OCS") royalty bearing grant obligation. The liability was valued based on 100% of the outstanding obligation discounted based on a Market Participant interest rate.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$1,097
Trade receivables	3,760
Other receivables and prepaid expenses	942
Current deferred tax assets	1,334
Inventories	1,436
Property and equipment	1,317
Long-term deferred tax assets	6,480
Other intangible assets	22,009
Goodwill	13,087

Total assets acquired	51,462

Trade payables	(3,553)
Accrued expenses and other liabilities	(3,532)
Other long-term liabilities	(4,943)
Severance pay	(203)
Long-term loan	(2,984)
Long-term deferred tax liabilities	(7,814)

Total liabilities assumed	(23,029)

Net assets acquired	$28,433

The excess of cost of acquisition over the fair value of net tangible and identifiable intangible assets on acquisition amounted to $13,087, and was allocated to goodwill, which is due to primarily the expected synergies.

As part of the acquisition the Company incurred certain acquisition related expenses in an aggregate amount of $1,122. These expenses, as well as other transaction related expenses, have been recorded as Acquisition related expenses in the statement of operation.

Below are certain unaudited pro forma combined statements of income data for the years ended December 31, 2010 and 2011, as if the acquisition had occurred January 1, 2010, after giving effect to purchase accounting adjustments, including amortization of identifiable intangible assets. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2010, nor is it necessarily indicative of future results. The amounts of revenue and earnings of Wavion since the acquisition date included in the consolidated statement for the the year ended December 31, 2011 was $ 4,316 and $1,013, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	Year ended
	December 31,
	2010	2011
	Unaudited	Unaudited

Total revenues	$215,413	$208,456
Net loss	106,409	42,738

Net loss per share basic and diluted	$1.71	$0.69

c.	Acquisition of Clariton:

At the beginning of 2011, the Company acquired the intellectual property of Clariton Ltd., ("Clariton") for indoor wireless solution called Clariton's Distributed Antenna System (DAS) for no consideration. The Company also assumed Clariton's related OCS royalty bearing grant obligation, Clariton Networks.

d.
Alvarion Ltd. has wholly-owned active subsidiaries in the United States, France, Romania, Brazil,  Singapore, Mexico, Poland, Uruguay, Spain, South-Africa, Italy, Argentina,  India, Chile, Taiwan, Indonesia, Canda, Japan and the Philippines primarily engaged in marketing, pre-sales, sales and developing activities.

e.
Certain of the raw materials, components, and subassemblies included in the products manufactured by the Company's subcontractors, are obtained from and manufactured by a limited group of suppliers and manufaturers. Disruptions, shortages, termination of certain of these sources of supply, or termination of  manufacturing subcontractors agreements could occur and could negatively affect the Company's financial condition and results of operations.

f.	Discontinued operations of the Cellular Mobile Unit ("CMU"):

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

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

g.	Goodwill impairment:

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

The Goodwill as of December 31, 2011 resulted from Wavion's acquisition.  See also Note 2j.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with U.S generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

Bank deposits with maturities of more than three months and up to one year were included in short-term bank deposits. As of December 31, 2010 and 2011, most of the bank deposits are in U.S. dollars and bore interest at a weighted average interest rate of 0.81% and 2.48%, respectively. The deposits are presented at their cost, including accrued interest.

f.	Held-to-maturity securities:

The Company accounts for investments in debt securities in accordance with ASC 320 "Investments - Debt and Equity Securities".

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity, and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, impairment of value judged to be other than temporary, and interest are included in financial income, net.

For the years ended December 31, 2009, 2010 and 2011, all securities covered by ASC 320 were designated by the Company's management as held-to-maturity.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the amortized cost basis is judged to be other-than-temporary. The Company periodically assesses whether its investments with unrealized losses are other than temporarily impaired.

Under the impairment model, an other-than-temporary impairment loss is recognized in earnings when the Company does not expect to recover the entire amortized cost basis of the security (that is, a credit loss exists). The amount of impairment to be recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

For the years ended December 31, 2009, 2010 and 2011, no other-than-temporary impairment losses have been identified.

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

During 2009, 2010 and 2011, the Company recorded inventory write-off for inventory and for inventory purchase commitments, for inventory no longer required in a total amount of $ 3,993, $ 4,897 and $ 2,580, respectively.

In 2009, 2010 and 2011, approximately $ 578, $ 388 and $ 375, respectively, of inventory previously written-off was used as product components in the Company's ordinary production course and was sold as finished goods to end users. The sales of these related manufactured products were reflected in the Company's revenues without an additional charge to the cost of sales in the period in which the inventory was utilized.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Office furniture and equipment	6 - 15
Computers and electronic equipment	14 - 33
Motor vehicles	15
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

i.	Impairment of long-lived assets:

The Company's property and equipment and certain identifiable intangible assets are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Intangible assets that are not considered to have an indefinite useful life have been amortized using the straight-line basis over their estimated useful lives (Customer relationship 6 years and Technology 4-12 years). Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets (or asset group) exceeds the fair value of the assets (or asset group). For the year ended December 31, 2009, no impairment losses were recorded. As of December 31, 2010, all of the Company's intangible assets have been amortized or written off. In November 2011 due to the completion of Wavion acquisition, the Company recorded intangible assets in an amount of $22,009. Since the acquisition date, no indications for impairment have been noted.

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

For purposes of testing goodwill in accordance with ASC 350 for the year ended December 31, 2010, the Company operated in one operating segment, and this segment comprises of a single reporting unit. During 2010, the global economic downturn had negatively affected the Company's results of operations with  a significant reduction in the Company's market capitalization. In calculating the fair value of the reporting unit, the Company used Discounted Cash Flow (DCF) approach. The Company further applied a market approach, using multiples of earnings, to corroborate the results achieved in the estimated discounted cash flows model. As a result of performing step two, the Company's implied fair value of the reporting unit goodwill has decreased to zero.

For the year ended December 31, 2009 no impairment losses were recorded; In 2010, the Company recorded impairment of the outstanding Goodwill balance in the amount of $ 57,106.

The acquisition of Wavion in November 2011 has been incorporated into the single reportable segment of the Company. Nevertheless, Wavion’s full integration into the activity of the Company has not yet been completed. As part of Wavion acquisition, the Company recorded goodwill in amount of  $13,087. Since the transaction occurred in November 2011, there are no indicators of impairment at December 31, 2011 and no outstanding Goodwill balances remained prior to the acquition, no annual impairment test has been completed and no impairment has been recorded in 2011.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This guidance prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. The operating expenses for the year ended December 31, 2009 includes $ 783 income tax expenses respectively. These expenses were not presented in income tax due to immateriality.

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

The Company recognizes interest, if any, related to unrecognized tax benefits in financial expenses. The Company recognizes penalties, if any, related to unrecognized tax benefits for the year ended December 31, 2009 in general and administrative expenses and for the years ended December 31, 2010 and 2011 in taxes on income.

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

During 2008, the Company granted 963,000 options at par value and Restricted Shares Unit to Management and Senior Executives, the vesting of which is subject to the Company achieving certain performance related ratios, 33% of each grant's vesting being accrued respectively on February 28, 2010, February 28, 2011 and February 28, 2012. The Company accounts for these grants in accordance  with ASC 718 and  estimates the fair value of equity based payment awards only when the achieving the performance criteria is probable. As of December 31, 2011, the performance related ratios for the first and second installments have not  achieved, and the corresponding part (66%) of the grant has been cancelled. Further, the Company estimates that it is less than probable that the last installments’ performance related ratio criteria will be achieved and has not recorded any expenses related to this equity based award.  Subsequent to balances sheet date, the February 2012 performance criteria has not been met and an additional corresponding (33%) of the grant has been cancelled.

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

Expected volatility is based on historical volatility that is representative of future volatility over the expected term of the options. In 2009, 2010 and 2011, the expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk free interest rate is based on the yield of U.S. treasury bonds with equivalent terms. The dividend yield is based on the Company's historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

	Year ended December 31,
	2009	2010	2011

Volatility	56.1%	56.5%	59.4%
Risk-free interest rate	2.5%	1.45%	1.40%
Dividend yield	0%	0%	0%
Expected term	4.7 years	4.47 years	4.21 years
Average Forfeiture rate	8%	13%	19%

The Company's annual compensation cost for the years ended December 31, 2009, 2010 and 2011 totaled $ 4,246, $ 3,334 and $ 3,153, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2009, 2010 and 2011, was comprised as follows:

	Year ended December 31,
	2009	2010	2011

Cost of goods sold	$331	$434	$295
Research and development	1,553	780	495
Sales and marketing	1,204	733	775
General and administrative	1,158	1,387	1,588

Equity-based compensation expenses	$4,246	$3,334	$3,153

m.	Revenue recognition:

The Company generates revenues from sales of products, which include hardware and software,  professional services and maintenance. Professional services include mainly installation, project management,  consulting and training. The Company sells its products directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

Revenues from maintenance and professional services are recognized ratably over the contractual period or as services are performed, respectively.

Revenues from products are recognized in accordance with ASC 605-10-S99-1 ("Revenue Recognition") and with ASC 605-25 "Multiple-Element Arrangements" as amended by ASU 2009-13, when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collection is probable.

The Company generally does not grant a right of return. However, the Company has granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are recognized based on their history of actual returns provided that all other revenue recognition criteria are met.

Starting January 1, 2011 the Company adopted the guidance of ASU 2009-13 "Multiple-Deliverable Revenue Arrangements", (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13") and ASU 2009-14, "Certain Revenue Arrangements That Include Software Elements", (amendments to FASB ASC Topic 985, Software) ("ASU 2009-14"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of all deliverables in an arrangement based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance in determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. Company's management determined that the software is incidental to the product as a whole and therefore ASC 985-605 and ASU 2009-14 should not apply.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011. This guidance does not generally change the units of accounting for the Company’s revenue transactions. Most products and services qualify as separate units of accounting and the revenue is recognized when the applicable revenue recognition criteria are met. The Company’s arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue. While certain of the Company’s bundled products are now accounted for following the ASU 2009-13 amendments to ASC 605, the impact of the adoption of these standards was immaterial in 2011 and is expected to remain so in periods after adoption.

The Company's revenue recognition policies provide that, when a sales arrangement contains multiple elements, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE"), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Company establishes VSOE of selling price using the price charged for a deliverable when sold separately and, when they have not yet sold the deliverable separately, using the price established by management having the relevant authority. When VSOE cannot be established, the Company establishes selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. The best estimate of selling price is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Company offers its products. The determination of ESP is judgmental.

For arrangements which include multiple elements, the Company considers the sale of equipment, professional services and maintenance to be three separate units of accounting in the arrangement in accordance with ASC 605-25, Since all three elements have value to the customer on a standalone basis.

Equipment includes the software as the software is deemed incidental to the product as a whole. The Equpiment element price was obtained by using management’s best estimate based on the historical prices sold by the Company. The historical prices have been allocated based on product and region, due to variances between the regions in which the products have been sold.

Professional Services prices were based on TPE for which the Company has accumulated the prices from its suppliers throughout the year.

Maintenance price has been established using VSOE of the selling price of maintenance services, based on the price charged when sold separately at renewal.

In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

Advances from customers include advances and payments received from customers, for which revenue has not yet been recognized.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Warranty costs:

The Company provides a 14 to 21 month warranty period for all of its products lines. The specific terms and conditions of a warranty vary depending upon the product sold and customer it is sold to. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time a product is delivered. Factors that affect the Company's warranty liability include the number of units, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company's warranty allowance during the period are as follows:

	Year ended December 31,
	2009	2010	2011

Balance at the beginning of the year	$3,186	$1,880	$1,605
Warranties issued during the year	1,552	1,447	500
Settlements/adjustments made during the year	(2,858)	(1,722)	(1,457)

Balance at the end of the year	$1,880	$1,605	$648

o.	Research and development:

Research and development costs, net of participation funding received and grants, are charged to the statement of operations as incurred. See also Note 15b.

p.	Participations and grants:

Grants and participations received for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development costs.

q.	Severance pay and long term employee liabilities:

The Company's agreements with the majority of its employees in Israel are under section 14 of the Severance Pay Law -1963. The Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount from the employee's monthly salary, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from obligation to employees once the deposit amounts have been paid.

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

Severance pay expenses for the years ended December 31, 2009, 2010 and 2011 were $ 3,059, $ 3,059 and $ 2,218, respectively.

r.	Advertising expenses:

Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2009, 2010 and 2011 were $ 1,923, $ 1,652 and $ 1,094, respectively.

s.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. The diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year plus dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share". For the years ended December 31, 2009, 2010 and 2011, all outstanding options to purchase shares were excluded from the calculation of diluted loss per share because their effect on the loss per share is anti-dilutive.

t.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.

The majority of the Company's cash and cash equivalents and short-term bank deposits are invested in U.S. dollar deposits with major U.S., European and Israeli banks, and the foreign currency derivative contracts are with the same banks. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally cash and cash equivalents and short term deposits may be redeemed on demand and therefore low credit risk exists with respect to these investments.

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

The trade receivables of the Company are derived from sales to customers located primarily in North and South America, Asia Pacific, Africa and Europe and represent amounts with maturity dates of less than one year. Customers  balances with maturity dates exceeding one year, are disclosed as Long Term Trade Receivables. Under certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advance payments. The Company obtains credit insurance where applicable. The Company and its subsidiaries perform ongoing credit evaluations of their customers and establish an allowance for doubtful accounts based upon a specific review of their accounts.

Allowance for doubtful accounts amounted to $ 5,052 and $ 5,525 as of December 31, 2010 and 2011, respectively. Balance as of December 31, 2011, includes allowance for doubtful accounts from Wavion acquisition in amount of $294.   The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and there may be an effect in the Company's ability to collect customers' debts in a timely manner or at all and this may result in increased bad debt expense.

Total doubtful debts expenses during 2009, 2010 and 2011 amounted to $ 904, $ 4,604 and $ 1,994, respectively. The 2010 expense is mainly a result of a single customer for which the Company deemed the balance as uncollectable. Total write offs amounted $ 0, $ 690 and $ 1,815 in 2009, 2010 and 2011, respectively.

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

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

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

In accordance with ASC 820 "Fair Value Measurements and Disclosures", the Company measures its foreign currency derivative contracts at fair value using a market approach valuation technique based on marketplace observable inputs foreign exchange rates, as follows:

	December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency option	$-	$16	$-	$16
Foreign currency forwards	-	86	-	86

Total financial assets	$-	$102	$-	$102

Liabilities:
Foreign currency option	$-	$1,033	$-	$1,033
Foreign currency forwards	-	1,657	-	1,657

Total financial liabilities	$-	$2,690	$-	$2,690

	December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency option	$-	$524	$-	$524
Foreign currency forwards	-	2,176	-	2,176

Total financial assets	$-	$2,700	$-	$2,700

Liabilities:
Foreign currency option	$-	$41	$-	$41
Foreign currency forwards	-	133	-	133

Total financial liabilities	$-	$174	$-	$174

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables and loan approximate their fair values, due to the short-term maturities of these instruments.

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

The Company has instituted a foreign currency cash flow hedging policy in order to hedge against the risk of overall changes in future cash flows for a period of approximately 1 year resulting from foreign currency trade payables and salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS and Romanian New Lei ("RON") with currency forwards contracts and put and call options. These forward and option contracts are designated as cash flow hedges. The Company does not have a master netting policy and as such each arrangement is accounted for separately.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

During 2010-2011 the Company performed organizational changes and headcount reductions, and as a result the payroll and trade payables payments have decreased. There was an ineffective portion of the hedging in an amount of $96 and $ 3, respectively which has been recognized in statement of operations in the financial income (expense) net, as ineffective hedge portion. The Company does not enter into derivative transactions for trading purposes.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2011, the Company recorded accumulated other comprehensive loss in the net amount of $ 2,674 (as further detailed in the following tables) from its currency forward and put and call options transactions with respect to trade payables and payroll expenses expected to be incurred during 2012 and 2013. Such amount will be reclassified into earnings within the next 13 months.

The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $39,700 and $ 81,158 at December 31, 2010 and 2011, respectively. The notional principal of foreign exchange contracts to purchase RON with U.S. dollars was $ 3,750 and $ 5,750 at December 31, 2010 and 2011, respectively.

The fair value of the Company's outstanding derivative instruments qualified as hedging instruments at December 31, 2010 and 2011 is summarized below:

		December 31,
	Balance sheet location	2010	2011
Assets

Foreign exchange option contracts	Other accounts receivable and prepaid expenses	$523	$16
Foreign exchange forward contracts		2,116	-

		$2,639	$16
Liabilities

Foreign exchange option contracts	Other accounts payable and accrued expenses	$(40)	$(1,033)
Foreign exchange forward contracts		-	(1,657)

		$(40)	$(2,690)

Derivatives assets (liabilities), net		$2,599	$(2,674)

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The effect of derivative instruments in cash flow hedging relationships on income (loss) and other comprehensive income (loss) for the years ended December 31, 2009, 2010 and 2011 is summarized below:

	Increase (decrease) in gains recognized in other comprehensive income (loss) on derivative (effective portion)
	Year ended December 31,
	2009	2010	2011
Derivative in cash flow hedging relationship
Foreign exchange option contracts	$3,781	$662	$(1,177)
Foreign exchange forward contracts	2,124	2,428	(1,229)

	$5,905	$3,090	$(2,406)

The following is the change in the other comprehensive income (loss) of unrealized gains on foreign currency cash flow hedge during 2011:

Other comprehensive income (loss)

Other comprehensive income from unrealized gains on foreign currency cash flow hedge as of January 1, 2011	$2,599
Reclassification to earnings of realized gains on foreign currency cash flow hedge	(2,867)
Unrealized net losses on foreign currency cash flow hedge	(2,406)
Other comprehensive loss from losses on foreign currency cash flow hedge as of December 31, 2011	$(2,674)

		Gains (losses) reclassified from other comprehensive income (loss) into income (expenses) (effective portion)
		Year ended December 31,
	Location	2009	2010	2011

Derivative in cash flow hedging relationship
Foreign exchange option contracts	Cost of sales and operating expenses	$(2,390)	$175	$273
Foreign exchange forward contracts	Cost of sales and operating expenses	(207)	2,441	2,591

		$(2,597)	$2,616	$2,864

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in Euros. As of December 31, 2010, the Company had outstanding forward contracts that did not meet the definition of hedge accounting, in the notional  amount of $ 5,938, the fair value of which is presented in other accounts payable and accrued expenses, and in the notional amount of $ 1,395 the fair value of which is presented in other accounts receivable and prepaid expenses. These contracts were for a period of up to twelve months. As of December 31,2011, the Company had outstanding forward contracts that did not meet the definition of hedge accounting, in the notional  amount of $1,142, the fair value of which is presented in other accounts receivable and prepaid expenses.  The Company measured the fair value of the contracts in accordance with ASC 820 at level 2. The net gains (losses) recognized in statement of operations in the financial income (expenses) net during 2009, 2010 and 2011 were $ (128), $ 528 and $ (307), respectively.

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

The Company's investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. Following the Company's decision not to continue funding the affiliate, the Company's holding was diluted into an immaterial amount during 2009, and the Company recorded an impairment of the entire investment in the amount of $ 1,554 in the year end December 31, 2009.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Restructuring and other charges:

During 2009 and 2010, the Company implemented separate restructuring plans, their main purposes were to close and minimize several internal activities, reorganize its units, and reduce headcount of approximately 90 and 160 employees, respectively. During 2011 the Company implemented an additional plan for cost reduction and organizational changes to certain of the Company's units of operations and reduced by 194 the Company's headcount. The Company recorded in 2009, 2010 and 2011 charges of $ 2,787, $ 3,573 and $ 12,040, respectively. In addition to the charges to short and long term accrued amounts below, these charges included $ 282, $ 343 and $ 650, respectively, related to write-offs of leasehold improvements due to abandonment of rental premises as a result of the above mentioned plans. The 2011 plan also included costs amounting to approximately $ 3,000 due to fixed assets disposals, $ 154 due to reverse of grants receivable and $ 359 prepaid service R&D.  The Company has accounted for the restructuring and cost reduction plans in accordance with ASC 420 "Exit or Disposal Cost Obligations".

As of December 31, 2011, the short term components of the restructuring and cost reduction plan accrual are as follows:

	Employee termination benefits	Repayments of grants	Lease abandonment	Other	Total

Balance as of January 1, 2010	$1,190	$923	$340	$42	$2,495
Charges	1,868	-	1,175	186	3,229
Cash outlays	(2,777)	-	(917)	(175)	(3,869)

Balance as of December 31, 2010	281	923	598	53	1,855
Charges (Reverse)	2,954	(923)	3,158	1,526	6,715
Cash outlays	(1,785)	-	(1,881)	(427)	(4,093)

Balance as of December 31, 2011	$1,450	$-	$1,875	$1,152	$4,477

As of December 31, 2011, the long term components of the cost reduction plan amounted to $ 547 and are presented as Long term accrued expenses. These costs are due to lease abandonment and are expected to be paid during 2013.

The restructuring and other charges do not include the impact related to stock based compensation (for stock based compensation see Note 12c).

aa.	Transfers of financial assets:

ASC 860 "Transfers and Servicing", establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale, excluding transactions presented below as a secured borrowing. The transfers of financial assets are typically performed by the factoring of receivables to three Israeli financial institutions.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the years ended December 31, 2009, 2010 and 2011, the Company sold trade receivables to Israeli financial institutions in a total amount of $ 44,991, $ 43,046 and $ 52,303, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860. As of December 31, 2010 and 2011, the Company had a transaction that did not meet the guidance of ASC 860 and is presented as a secured borrowing as part of other accounts payable and accrued expenses in the amount of $ 1,770 and $ 987, respectively.

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

The aggregate amounts of financing expense related to the sales of trade receivables for the years ended December 31, 2009, 2010 and 2011 were $ 661, $ 578 and $ 818, respectively.

ab.	Business Combination:

According to ASC 805 "Business Combination", the Company recognizes assets acquired, liabilities assumed and any non-controlling interest at the acquisition date measured at their fair values as of that date. ASC 805 also requires the fair value of acquired in-process research and development to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. According to ASC 805, the Company is required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, the Company developed the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists and distribution agreements,. Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.	Impact of recently issued Accounting Standards:

In May 2011, the Financial Accounting Standards Board, or FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, codified in ASC 820 "Fair Value Measurement". The guidance requires an entity to use a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income". The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, deferring indefinitely the effective date for some of the amendments outlined in ASU 2011-05, but the remainder of its provisions will become effective for the Company beginning January 1,2012. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, codified in ASC 350 "Intangibles – Goodwill and Other". The revised accounting standard update intends to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of held-to-maturity marketable securities:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

December 31, 2011:

Maturing within one year:
Corporate bonds	$1,644	$6	$-	$1,650

	$1,644	$6	$-	$1,650

December 31, 2010:

Maturing within one year:
U.S. Government agencies	$1,318	$4	$-	$1,322
Corporate bonds	14,816	120	(1)	14,935

	16,134	124	(1)	16,257
Maturing over one year:
Corporate bonds	2,564	18	-	2,582

	2,564	18	-	2,582

	$18,698	$142	$(1)	$18,839

During 2011, a security with maturity date in 2012 and a callable feature was called by its issuer. This security was classified as held to maturity since at the acquisition there was no significant premium related to it, The net carrying amount of this security on the date of sale amounted to $ 808. The realized gain amounted to $ 1.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2011

Government authorities	$3,648	$2,625
Deposits	717	672
Derivatives	2,700	102
Prepaid expenses	1,390	1,351
Advances to suppliers and others	2,352	2,908

	$10,807	$7,658

NOTE 5:-	INVENTORIES

See also Note 2g.

	December 31,
	2010	2011

Raw materials and components	$12,746	$19,727
Work in progress	8,317	6,190
Finished products *)	35,015	10,298

	$56,078	$36,215

*)  Includes inventory held by customers in the amount of $ 15,082 and $ 654 as of Decemeber 31, 2010 and 2011, respectively.

NOTE 6: -	OTHER LOSS RELATED TO SHORT TERM INVESTMENT

On February 11, 2010, the Company and one of its customers (the "Customer") entered into a Note Purchase Agreement (the "Note Purchase Agreement"). Pursuant to the Note Purchase Agreement, the Company purchased from the Customer subordinated convertible promissory notes in the aggregate original principal amount of up to $ 7,000 (the "Notes") in 2010.

The outstanding principal balance of the Notes together with interest accrued and unpaid to date shall be due and payable at any time on or after such date that is the earliest of (a) August 11, 2011, (b) an Event of Default (as defined in the Notes), (c) at the Company's election, upon the consummation of an Acquisition Event or an Equity Financing (as defined in the Notes).

The Company's investment in the Note was reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of the investment may not be recoverable. The Company does not expect to collect, therefore following the Company's review for impairment of the Note, the Company recorded an impairment of the entire investment in the amount of $ 7,000 in the year ended December 31, 2010.  The Company has not collected any portion of the Note in 2011.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	PROPERTY AND EQUIPMENT

	December 31,
	2010	2011

Cost:
Office furniture and equipment	$5,218	$4,869
Computers and electronic equipment	52,598	48,974
Motor vehicles	100	79
Leasehold improvements	4,574	3,729

	62,490	57,651
Accumulated depreciation:
Office furniture and equipment	2,480	2,527
Computers and manufacturing equipment	42,497	42,672
Motor vehicles	20	24
Leasehold improvements	2,890	2,654

	47,887	47,877

Depreciated cost	$14,603	$9,774

Depreciation expenses for the years ended December 31, 2009, 2010 and 2011 amounted to $ 7,231, $ 6,662 and $ 5,433, respectively.

During 2011, the Company recorded disposals and sales of property and equipment in the amount of $ 9,500 and accumulated depreciation in the amount of $ 5,443, out of which the amount of $ 8,516 and related accumulated depreciation in the amount of $ 4,842 was associated with the Company's restructuring activities.

NOTE 8:-	INTANGIBLE ASSETS, NET

	December 31,
	2010	2011
Cost:
Current technology	$17,871	$18,557
Customer relations	500	1,874
Backlog	-	1,578

	18,371	22,009
Accumulated amortization:
Current technology	17,871	160
Customer relations	500	26
Backlog	-	1,578

	18,371	1,764

Amortized cost	$-	$20,245

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INTANGIBLE ASSETS, NET (Cont.)

Amortization expenses for the years ended December 31, 2009, 2010 and 2011 amounted $ 132, $ 130 (including an impairment of the remaining other intangible assets, in amount of $ 4) and $ 1,764, respectively. Intangibles and the related accumulated amortization of $18,371 at December 31, 2010 were written off in 2011.

See also Note 1b regarding Wavion acquisition

Estimated amortization expenses for the years ended:

Amortization
Year ended December 31,	expenses

2012	$2,235
2013	2,235
2014	2,235
2015	2,188
2016	1,671
Thereafter	9,681

$20,245

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2010	2011

Service providers, consultants and accrued expenses	$9,768	$11,139
Employees and payroll accruals	11,061	14,013
Advances from customers	4,519	2,246
Provision for agent commissions	3,777	2,695
Secured borrowings *)	1,770	987
Restructuring and other charges **)	1,855	4,477
Warranty provision	1,605	648
Royalties	1,214	2,355
Derivatives	174	2,690
Advances from grants	570	1,413
Earn out provision	-	2,718
Others	64	60

	$36,377	$45,441

*)     See Note 2aa.
**)   See also Note 2z .

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	LONG TERM LOAN

a.
On June 21, 2011, the Company entered into a Loan & Security Agreement (the "Agreement"), with Silicon Valley Bank ("SVB"), whereby SVB provided a $ 30,000 credit line for the financing the acquisition of Wavion. The Company fully utilized the credit line on November 18, 2011.

As part of the transaction, the Company pledged all of its assets under a floating charge, and created a fixed charge on its Intellectual Property (“IP”) rights and receivables (. The Agreement with SVB contains various provisions related to compliance with financial covenants, restrictive covenants, including negative pledges, and other commitments , typically contained in facility agreements of this type. The credit line consist of Facility A ($25,000) and Facility B ($5,000).

Facility A will be repaid in thirty six (36) equal monthly installments starting March 1st, 2012. Interest rate applicable to Facility A is LIBOR for three months plus 4.75%, payable monthly starting December 1, 2011. Facility B will be repaid in one (1) installment after thirty six (36) months following first repayment of Facility A of the credit line. Interest rate applicable to Facility B is LIBOR for three months plus 4.50%, payable monthly starting December 1, 2011.

The Agreement was amended on January 31, 2012 with effective date as of December 31, 2011 to reflect certain changes to the Agreement (for example, changing the financial covenants). As of December 31, 2011, the Company was in full compliance with the covenants of the amended Agreement.

As of April 1, 2012 the Company was in breach of certain financial covenants set forth in the Long Term Loan but on April 25, 2012, it reached a general agreement with SVB for the grant of a temporary forbearance of the breached covenants and a modification of the terms of the Long Term Loan, which terms include (i) an increase of the interest rate applicable to Facility A and Facility B to LIBOR for three months plus 5.85% and (ii) the early repayment of $5,000 and $2,222 as of April 30, 2012 and July 1, 2012, respectively, of principal on the Long Term Loan.

b.	As of December 31, 2011, the aggregate annual maturities according to the loan agreement are as follows:

Year ended December 31,	Repayment amount
2012 (current maturities)	$12,813
2013	5,625
2014	5,625
2015	5,937

Total	$30,000

c.	In respect of the loan provided, the Company is required to meet certain financial covenants which includes non-gaap adjusted profit/loss, quick asset ratio and account receivable levels.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Premises occupied by the Company are leased under various lease agreements. The lease agreements for these premises will expire in 2012-2015.

The Company has leased various motor vehicles and computers under operating lease agreements. These leases expire in fiscal year 2014.

Future minimum rental payments under such leases as of December 31, 2011 are as follows:

	Rental of premises	Lease of computers	Lease of motor vehicles

2012	$3,657	$143	$1,133
2013	1,463	43	638
2014	130	6	235
2015	28	-	-

	$5,278	$192	$2,006

Rental of premises expenses for the years ended December 31, 2009, 2010 and 2011, were $ 6,809, $ 6,442 and $ 5,363, respectively. Motor vehicle leasing expenses for the years ended December 31, 2009, 2010 and 2011, were $ 3,633, $ 2,961 and $ 1,896, respectively. Computer leasing expenses for the years ended December 31, 2009, 2010 and 2011, were $ 542, $ 497 and $ 226, respectively.

b.	Litigation:

On November 21, 2001, a purported Class Action lawsuit ("the Action") was filed against interWAVE (a company merged into the Company in 2003), certain of its former officers and directors, and certain of the underwriters for interWAVE's initial public offering ("the IPO"). On April 19, 2002, the plaintiffs filed an amended complaint. The amended complaint alleged that the prospectus from interWAVE's IPO failed to disclose certain alleged improper actions by various underwriters for the offering, in violation of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended ("the Exchange Act"). Similar complaints have been filed concerning more than 300 other IPOs; all of these cases have been coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 8, 2002, the Court entered an Order of Dismissal as to all of the individual defendants in the IPO litigation, without prejudice. In 2007, a settlement that had been pending with the Court since 2004, was terminated by stipulation. After a ruling by the Second Circuit Court of Appeals in six "focus" cases in the coordinated proceedings (interWAVE is not one of the six test cases) made it unlikely that the settlement would receive final Court approval, plaintiffs filed amended master allegations and amended complaints in the six test cases. In 2008, the Court largely denied the defendants' motion to dismiss the amended complaints.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

This action has been resolved through a global settlement of the coordinated litigation. Under the settlement, the insurers pay the full amount of the settlement share allocated to the Company, and the Company bears no financial liability. InterWAVE, as well as the officer and director defendants who were previously dismissed from the Action pursuant to tolling agreements, receive complete dismissals from the case. On October 5, 2009, the Court entered an order granting final approval of the settlement.  Although certain objectors filed appeals, by early 2012 all of those appeals had been withdrawn or dismissed and the settlement is now final.

c.	Guarantees:

As of December 31, 2011, the Company:

Had outstanding bank guarantees in the total amount of approximately $ 4,647, in favor of customers, lessors and Government authorities.

d.	Royalties:

The Company's research and development efforts have been partially financed through grants from the Office of the Chief Scientist ("OCS") of the Israeli Government. The Company entered an arrangement during 2003 with the OCS in Israel's Ministry of Industry and Trade where it participates in new OCS programs under which the Company is eligible to receive grants for research and development projects without any royalty repayment obligations, excluding OCS programs grants resulting from the acquisition of InnoWave, Clariton Networks  and Wavion which were not included in this arrangement.

The Company did not receive grants-bearing royalties from the OCS during the years 2006 until 2011. Through the 2011 acquisition of Wavion (see Note 1b), the Company assumed Wavion's royalty bearing grant, and the royalties assumed has been  recognized as a liability as part of the acquisition. In return for the OCS's participation for some of the grants applications (from InnoWave, Clariton Networks and Wavion), the Company is committed to pay royalties to the Israeli Government at the rate of 3.5% of sales of products in which the Israeli Government has participated in financing the research and development, up to the amounts granted. The grants received bear annual interest at LIBOR as of the date of approval. The grants are presented in the consolidated statements of operations as an offset to related research and development expenses.

Repayment of the grants is not required in the event that there are no sales of products developed within the framework of such funded programs. Royalties payable to the OCS are recorded as they become due and are classified as cost of sales. Royalty expenses relating to OCS grants included in cost of sales for the years ended December 31, 2009, 2010 and 2011, amounted to $ 159, $ 67 and $ 186, respectively. The maximum amount of the contingent liability related to royalty bearing grants payable to the Israeli Government was approximately $ 23,651 as of December 31, 2011.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Liens:

Pursuant to its Loan and Security Agreement with SVB (see note 10), the Company pledged all of its assets under a floating charge and created a fixed charge on its IP rights and receivables.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	The Company's shares are listed for trading on the NASDAQ National Market and on the Tel-Aviv Stock Exchange.

b.	Shareholders' rights:

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

Pursuant to the 2006 Plan, 1,500,000 Ordinary shares were initially reserved for issuance upon the exercise of awards granted under the 2006 Plan. The number of Ordinary shares available for issuance under the 2006 Plan shall be reset annually on April 1 of each year to equal 4% of the total outstanding shares as of such reset date. The Company also grants its options under 2002 Plan. Options that are cancelled or forfeited become available for future grants. RSUs vest over a three year period of employment and may be subject to performance criteria. RSUs that are cancelled or forfeited become available for future grants.

During 2009, 2010 and 2011, the Company did not grant any performance based options. The Company did not record compensation expenses for 963,000 performance based options that were granted during 2008 since as of December 31, 2011, the Company did not reach the performance targets and the plan was canceled. During 2011, 174,000 performance based options were forfeited.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

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

As of December 31, 2011, 9,212,839 Ordinary shares of the Company are still available for future grants under the various option plans.

A summary of option activity under the Company's stock option plans as of December 31, 2011 and changes during year than ended are as follows:

	Year ended December 31, 2011
	Amount of options	Weighted average remaining contractual term (in years)	Weighted average exercise price	Aggregate intrinsic value

Options outstanding at beginning of year	11,178,511	3.68	$5.55	$4,938
Changes during the year:
Granted	1,771,573		$1.49
Exercised	(118,065)		$0.08
Forfeited or cancelled	(3,518,691)		$5.60

Options outstanding at end of year	9,313,328	2.95	$4.83	$1,447

Options vested or expected to vest	8,233,146	2.66	$5.26	$1,214
Options exercisable at end of year	6,164,768	2.00	$6.51	$459

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was $ 4.95, $ 2.44 and $ 0.92, respectively. The weighted-average fair value of the options vested during the year ended December 31, 2011 was $ 2.81. The total intrinsic value for the options exercised for the years ended December 31, 2009, 2010 and 2011 was, $ 436, $ 169 and $ 107, respectively.

As of December 31, 2011, there was approximately $ 4,003 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over the next 3 years.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2011, have been separated into ranges of exercise prices, as follows:

Exercise price (range)	Options outstanding as of December 31, 2011	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2011	Remaining contractual life (years for exercisable options)	Weighted average exercise price

$0-0.003	1,579,466	4.13	0.003	506,345	3.15	0.003
$0.84-1.17	320,500	6.27	0.94	-	-	-
$1.49-2.19	2,017,323	3.32	1.99	1,044,174	1.42	2.04
$2.57-3.74	1,332,018	2.67	3.13	855,060	2.18	3.16
$3.88-5.80	939,900	3.66	4.53	655,900	3.38	4.80
$6.39-9.58	1,407,781	1.58	8.02	1,386,949	1.56	8.03
$10.24-15.404	1,716,340	1.75	12.22	1,716,340	1.75	12.22

	9,313,328			6,164,768

A summary of the status of the Company's restricted shares units and options granted at par-value as of December 31, 2011, and changes during the year ended December 31, 2011, are presented below:

Unvested restricted share units and options at par value	Number of restricted share units and options at par value	Weighted average grant date fair value

Non vested at January 1, 2011	1,667,470	$4.01

Granted	250,000	$0.99
Vested	(607,231)	$4.28
Forfeited	(237,118)	$5.40

Non vested at December 31, 2011	1,073,121	$2.81

The total fair value of shares vested during the years ended December 31, 2009, 2010 and 2011 was $257, $358 and $932 respectively.

d.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company's Board of Directors has determined that tax exempt income if any, will not be distributed as dividends.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME

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

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefit track. As of December 31, 2011, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

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

The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as the provision generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export.

Under the Amendment, in 2005 and 2007, the Company announced 2004 and 2006 (respectively) as the "Election Year" and submitted an expansion request for additional "Privileged Enterprise" status regarding its production facilities. A portion of the taxable income derived from this "Privileged Enterprise" will be tax-exempt for a period of 10 years. The 10 years period of benefits will commence with the first year in which the Company earns taxable income after the election year.

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

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. For tax purposes only, the Company may also be entitled to deduct over a three-year period expenses incurred in connection with a public share offering and to amortize know-how over an eight-year period.

d.	Loss before income tax expense:

	Year ended December 31,
	2009	2010	2011

Domestic	$(11,557)	$(65,207)	$(21,464)
Foreign	4,369	(32,378)	(12,358)

	$(7,188)	$(97,585)	$(33,822)

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2010	2011

Current	$894	$-
Deferred	-	-

	$894	$-

Domestic	$125	$144
Foreign	769	(144)

	$894	$-

Income tax expenses for 2009 are not presented due to immateriality.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax expenses:

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable and the actual income tax as reported in the statements of income, is as follows:

	Year ended December 31,
	2010	2011

Loss before taxes	$97,585	$33,822
Statutory tax rate in Israel	25%	24%

Tax benefit	(24,396)	(8,117)

Permanent differences	17,921	801
Loss for which a valuation allowance was provided	6,794	7,734
Tax expenses adjustment due to past years	45	124
Withholdings and other taxes	125	193
Differences in tax rate	404	163
Uncertain tax position and other differences	-	(898)

Tax expense	$894	$-

Income tax expenses for 2009 are not presented due to immateriality.

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the permanent differences and the non-recognition of tax benefits resulting from the Company's accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits.

g.	Carryforward losses:

As of December 31, 2011, Alvarion Ltd. and Wavion Ltd. had an available tax loss carry forward amounting to approximately $ 205,900 and $38,500, respectively, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

As of December 31, 2011, the U.S. subsidiaries had approximately $ 42,330 in federal net operating loss carryforward for income tax purposes, which can be carried forward and offset against taxable income for 20 years and will expire between 2012 and 2031. The state tax losses carryforwards of the U.S. subsidiaries are approximately $14,370 and this balance will expire between 2012 through 2021.

The state and U.S. federal loss carry forwards per the income tax returns filed included uncertain tax positions taken in prior years.  Due to application of uncertain tax positions, they are larger than the net operating loss deferred tax asset recognized for financial statement purposes.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

h.	Tax rates applicable to the income of the Company:

Taxable income of Israeli company is subject to tax at the rate of 26% in 2009, 25% in 2010 and 24% in 2011. In December 5, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (the Law), which cancels, among others, the gradual reduction in the corporate tax rates in Israel. In addition, the corporate tax in Israel will be increased to 25% starting in 2012. Accordingly, the real capital gains tax rate will increase to 25%. There was no effect on the Company as a result of  the above mentioned changes.

i.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2010	2011
Tax assets in respect of:
Allowance for doubtful accounts	$1,319	$1,604
Accrued severance pay and accrued vacation pay	1,053	862
Reaserch and development expenses	4,457	4,270
Other deductions for tax purposes	2,452	1,712
Net loss carry forward	43,119	76,181

Total deferred tax assets	52,400	84,629

Deferred tax liabilities:
Acquired intangibles	-	(7,743)

Deferred tax assets, net before valuation allowance	52,400	76,886
Valuation allowance	(52,400)	(76,886)

Deferred tax assets	$-	$-

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

j.	A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2010	2011

Opening balance	$3,223	$3,363
Additions for (settlement of) prior year tax positions	92	(878)
Additions for current year tax position	48	52

Closing balance	$3,363	$2,537

During the years ended December 31, 2009, 2010 and 2011, the Company recorded $ 26, $ 92 and $ 100, respectively for interest and penalties expenses related to uncertain tax positions. The liability for unrecognized tax benefits included accrued interest and penalties of $ 810 and $ 910 at December 31, 2010 and 2011, respectively.

As of December 31, 2011, the entire amount of unrecognized tax benefit could affect the Company's income tax provision and the effective tax rate.

k.
The Company and its subsidiaries file income tax returns in Israel, USA and other foreign jurisdictions. With respect to Alvarion Ltd., the Israeli Tax Authorities had never examined the Company's tax returns, nevertheless the tax returns until 2006 tax year (including 2006 tax returns) are deemed to be approved.  With respect to the Israeli subsidiary the tax returns until 2005 (including 2005 tax returns) are deemed to be approved. The statute of limitations relating to the U.S. Federal income tax return is closed for all tax years up to and including 2007.

NOTE 14:-	INFORMATION ABOUT GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

a.	The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of ASC 280 "Segment Reporting".

b.	Information on sales by geographic distribution:

The total revenues are attributed to geographic areas based on the location of the Company's end customers.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INFORMATION ABOUT GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

The following table presents total revenues for the years ended December 31, 2009, 2010 and 2011:

	Total revenues
	Year ended December 31,
	2009	2010	2011

Israel	$697	$718	$736
United States	22,478	45,638	34,426
Canada	764	1,879	12,514
Europe (without, Italy, France, Spain and Denmark)	24,398	20,415	18,963
France	17,252	11,049	5,503
Italy	19,281	17,333	14,791
Spain	9,734	14,186	6,605
Denmark	35,483	7,115	5,608
Latin America (without Argentina)	29,313	21,980	26,388
Argentina	16,056	4,895	2,008
Africa (without Nigeria)	41,726	26,191	23,046
Nigeria	167	12,902	5,449
Asia (without India)	25,288	19,528	19,449
India	2,602	1,986	14,551

	$245,239	$205,815	$190,037

The following table presents total long-lived assets as of December 31, 2010 and 2011:

	Total long-lived assets
	December 31,
	2010	2011

Israel	$10,185	$6,536
Romania	3,058	2,545
Other	1,360	693

	$14,603	$9,774

The total long-lived assets are attributed to geographic areas based on the location of the assets.

c.	The following is a summary of the percentages of net sales from major customers:

	% of consolidated revenue
	Year ended December 31,
	2009	2010		2011

Customer A	15%	*)	-	*)	-

*) Less than 10% of the Company's consolidated revenues

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.
One of the Company's customers ("ORC") has declared bankruptcy in 2011. As part of the bankruptcy, the Company recorded charges in the form of an inventory write-off which represents approximately $3,900 of Alvarion equipment which had been shipped to ORC but the related revenues had not been recognized, and this inventory can not be retrieved by the Company. In addition an approximate $3,300 of third-party equipment ordered by ORC, which had yet to be delivered by the Company to ORC as of the time of the bankruptcy filing, and equipment used for ORC by the Company, and the Company has no other line of business to sell or use the equipment in.

b.	Research and development, net:

	Year ended December 31,
	2009	2010	2011

Research and development costs	$54,674	$41,744	$32,404
Less - grants and participation	3,884	3,027	4,440

	$50,790	$38,717	$27,964

c.	Financial income, net:

	Year ended December 31,
	2009	2010	2011
Financial income:

Interest on held-to-maturity marketable securities, amortization of premium and accretion of discounts on held-to-maturity marketable securities, interest on bank deposits and other interest	$2,583	$1,311	$778
Income related to ineffective derivative and derivative not designated as effective hedge	-	1,221	709
Foreign currency transaction differences, net	355	-	-

	2,938	2,532	1,487
Financial expenses:
Interest and bank expenses including expense related to sale of trade receivables	(1,142)	(1,087)	(1,209)
Expenses related to ineffective derivative and derivative not designated as effective hedge	(128)	(597)	(1,016)
Foreign currency transaction differences, net	-	(947)	(277)

	(1,270)	(2,631)	(2,502)

	$1,668	$(99)	$(1,015)

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Net loss per share:

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2009		2010		2011

Numerator:

Numerator for basic and diluted net loss per share		(7,188)		(98,479)		(33.822)
Denominator:

Denominator for basic net loss per share - weighted average number of Ordinary shares		62,023,075		62,198,615		62,301,866

Effect of dilutive securities:
Employee stock options	*)	-	*)	-	*)	-

Denominator for diluted net loss per share - adjusted weighted average number of shares		62,023,075		62,198,615		62,301,866

Net loss per share Basic and Diluted		$(0.12)		$(1.58)		$(0.54)

*)         Antidilutive.

NOTE 16:-	SUBSEQUENT EVENT

On April 5, 2012, the Company issued lower first quarter 2012 projected results, and as a result, indicated that it is in default on a financial covenant under its loan, however, on April 25, 2012, the Company reached an agreement with SVB, amending the loan agreement, following which the Company now complies with the amended loan covenants.