Form 20-F
period 2012-12-31
ALVARION LTD
filed 2013-05-15
CIK 1108332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THESECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________

Commission file number 000-30628
Alvarion Ltd.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

21A HaBarzel Street, Tel Aviv 69710, Israel
(Address of principal executive offices)

Assaf Katan
Acting Chief Executive Officer and President
Alvarion Ltd.
21A HaBarzel Street, Tel Aviv 69710, Israel
Tel: +972-3-645-6262
Fax: +972-3-645-6222

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, NIS 0. 10 par value per share	Name of each exchange on which registered NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2012, there were 6,316,882 Ordinary Shares, NIS 0. 10 par value per share, outstanding (giving effect to the one for ten reverse split of the registrant’s ordinary shares effected on April 2, 2013).

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

☐ Yes                     ☒ No

INTRODUCTION

Alvarion Ltd. (NASDAQ: ALVR), provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities (a vertical segment which uses technology to enhance sustainability, citizen well-being and economic development through applications such as traffic monitoring, Internet access in public venues, utility metering etc.), security (such as police and other safety agencies), enterprise customers, and carrier grade outdoor Wi-Fi solutions, offering a variety of different products for Wi-Fi access and 3rd Generation cellular technologies (“3G”) off-load applications. Our innovative solutions are based on multiple technologies across various unlicensed spectrums.

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

As used in this Annual Report, the terms "we", "us", "our", "our Company", and "Alvarion" mean Alvarion Ltd. and its subsidiaries, unless otherwise indicated. ALVARION, ALVARION & Design, BreezeACCESS, BreezeNET, Wavion and Wavion & Device are registered trademarks or service marks of Alvarion in certain jurisdictions.  All other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

TABLE OF CONTENTS

Page

PART I	1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

A.	SELECTED FINANCIAL DATA	1

B.	CAPITALIZATION AND INDEBTEDNESS	2

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	2

D.	RISK FACTORS	2

ITEM 4.	INFORMATION ON THE COMPANY	21

A.	HISTORY AND DEVELOPMENT OF THE COMPANY	21

B.	BUSINESS OVERVIEW	22

C.	ORGANIZATIONAL STRUCTURE	41

D.	PROPERTY, PLANTS AND EQUIPMENT	41

ITEM 4A.	UNRESOLVED STAFF COMMENTS	42

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	42

A.	OPERATING RESULTS	42

B.	LIQUIDITY AND CAPITAL RESOURCES	57

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	64

D.	TREND INFORMATION	64

E.	OFF-BALANCE SHEET ARRANGEMENTS	64

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	64

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	65

A.	DIRECTORS AND SENIOR MANAGEMENT	65

B.	COMPENSATION	68

C.	BOARD PRACTICES	69

D.	EMPLOYEES	79

E.	SHARE OWNERSHIP	80

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	81

A.	MAJOR SHAREHOLDERS	81

B.	RELATED PARTY TRANSACTIONS	81

C.	INTERESTS OF EXPERTS AND COUNSEL	81

ITEM 8.	FINANCIAL INFORMATION	82

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	82

B.	SIGNIFICANT CHANGES	83

ITEM 9.	THE OFFER AND LISTING	83

A.	OFFER AND LISTING DETAILS	83

B.	PLAN OF DISTRIBUTION	84

C.	MARKETS	84

D.	SELLING SHAREHOLDERS	84

E.	DILUTION	84

F.	EXPENSES OF THE ISSUE	84

ITEM 10.	ADDITIONAL INFORMATION	85

A.	SHARE CAPITAL	85

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	85

C.	MATERIAL CONTRACTS	87

D.	EXCHANGE CONTROLS	88

E.	TAXATION	89

F.	DIVIDENDS AND PAYING AGENTS	101

G.	STATEMENT BY EXPERTS	101

v

H.	DOCUMENTS ON DISPLAY	101

I.	SUBSIDIARY INFORMATION	102

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	103

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	103

PART II	104

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	104

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	104

ITEM 15.	CONTROLS AND PROCEDURES	104

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	105

ITEM 16B.	CODE OF ETHICS	105

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	105

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	106

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	106

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	107

ITEM 16G.	CORPORATE GOVERNANCE	107

ITEM 16H.	MINE SAFETY DISCLOSURE	108

PART III	108

ITEM 17.	FINANCIAL STATEMENTS	108

ITEM 18.	FINANCIAL STATEMENTS	108

ITEM 19.	EXHIBITS	109

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.	SELECTED FINANCIAL DATA –

The selected financial data, set forth in the table below, have been derived from our audited historical consolidated financial statements as of, and for each of the years ended, December 31, 2008, 2009, 2010, 2011 and 2012. The selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data at December 31, 2011 and 2012, have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data at December 31, 2008, 2009 and 2010, have been derived from our previously published audited consolidated financial statements, as adjusted retrospectively for reclassification of certain operations as discontinued operations, which are not included in this Annual Report. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  You should read the selected financial data together with the section of this Annual Report entitled, “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this Annual Report, and the selected financial data are qualified entirely by reference to such consolidated financial statements and related notes.

	Year Ended December 31,
	2008(*) (***)	2009(*) (***)	2010(*)(**)(***)	2011(*)(**)	2012(*)(**)
	(in thousands except per share data)
Statement of Operations Data:
Sales	$102,519	$89,383	$75,014	$72,273	$49,949
Cost of sales	42,513	37,840	37,096	37,493	27,326
Inventory write-off	1,018	1,176	2,093	1,433	6,385
Gross profit	58,988	50,367	35,825	33,347	16,238

Operating costs and expenses:
Research and development, gross	14,574	11,391	8,440	12,552	14,825
Less grants and participations	2,140	809	536	1,844	2,161
Research and development, net	12,434	10,582	7,904	10,708	12,664
Selling and marketing	19,587	16,836	13,801	18,304	13,177
General and administrative	4,425	3,549	4,364	5,170	7,182
Amortization of intangible assets	-	-	-	186	2,235
Restructuring and other related expenses	1,457	1,394	1,787	6,020	-
Acquisition related expenses	-	-	-	2,622	1,102
Total operating costs and expenses	37,903	32,361	27,856	43,010	36,360

Operating income (loss)	21,085	18,006	7,969	(9,663)	(20,122)

Financial income (expenses), net	4,297	1,668	(99)	(1,015)	(2,895)

Income (loss) before tax	25,382	19,674	7,870	(10,678)	(23,017)

Taxes on Income	-	-	894	-	-

Income (loss) from continuing operations	25,382	19,674	6,976	(10,678)	(23,017)
Loss from discontinued operations, net	(30,841)	(26,862)	(105.455)	(23,144)	(32,892)
Net loss	$(5,459)	$(7,188)	$(98,479)	$(33,822)	$(55,909)

Net earnings (loss) per share:
Basic:
Continuing operations	$4.03	$3.17	$1.12	$(1.71)	$(3.68)
Discontinued operations	(4.90)	(4.33)	(16.95)	(3.72)	$(5.25)
Total	$(0.87)	$(1.16)	$(15.83)	$(5.43)	$(8.93)
Weighted average number of shares used in computing basic net earnings (loss) per share	6,292	6,202	6,220	6,230	6,260
Diluted:
Continuing operations	$4.03	$3.17	$1.12	$(1.71)	$(3.68)
Discontinued operations	(4.90)	(4.33)	(16.95)	(3.72)	$(5.25)
Total	$(0.87)	$(1.16)	$(15.83)	$(5.43)	$(8.93)
Weighted average number of shares used in computing diluted net earnings (loss) per share	6,292	6,202	6,220	6,230	6,260

(*) Includes charges for stock-based compensation of approximately $4 million, $2.2 million, $ 1.8 million, $1.7 million and $ 0.9 million based on ASC 718 Compensation – “Stock Compensation” for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively.
(**) For more details of sales please see the financial statements for the year ended December 31, 2012 appearing elsewhere in this Annual Report.
(***)  The historical financial results of our BWA Division, which we recently sold, have been reclassified as discontinued operations for all periods presented and the other financial information presented herein has been retrospectively adjusted in accordance with such reclassification.

	As of December 31,
	2008	2009	2010	2011	2012
		(in thousands)
Working capital	$115,817	$132,813	$109,978	$62,079	$8,397
Total assets	$338,110	$301,544	$214,764	$206,838	$96,159
Shareholders’ equity	$215,906	$216,644	$122,087	$86,154	$35,531
Capital Stock	$423,468	$428,086	$431,534	$434,696	$436,469

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business and Our Industry

We have incurred significant losses in the past and we may continue to incur losses in the future, and the report of our independent registered public accounting firm relating to our financial statements includes an explanatory paragraph describing matters that raise substantial doubt as to our ability to continue as a going concern.  While we recently sold certain of our patents and one of our divisions and are continuing to take other actions in an effort to streamline our business, we will need to obtain additional funding and to generate working capital to sustain our business.  If we are unable to successfully streamline our business and obtain additional funding, we may have to further curtail our operations or cease our operations entirely.

In the years ended December 31, 2011 and 2012, our operating loss was $9.6 million and $20.1 million, respectively and in the years ended December 31, 2010, 2011 and 2012, our net loss was $98.5 million, $33.8 million and $55.9 million, respectively.

During the early 2000s, we focused our business on the development of WiMAX (Worldwide Interoperability for Microwave Access) technology.  WiMAX technology, which was launched a number of years before Long Term Evolution (“LTE”) technology, was faced with fierce competition from LTE as a growing number of cellular operators adopted LTE for their 4th Generation Cellular Technology. By 2009, WiMAX was no longer the prevailing technology for the 4G mobile mass market.  We continued to manufacture, market and sell WiMAX products for the 4G mobile mass market through 2012, and while this business generated revenues, it was not profitable.

As part of our strategy to focus on complementary wireless applications, in November 2011, we completed the acquisition of Wavion Ltd., a provider of carrier-grade Wi-Fi solutions (“Wavion”). For the purpose of financing the acquisition of Wavion in November 2011, we obtained a $ 30 million secured credit facility from Silicon Valley Bank (“SVB”).  We decided to finance the acquisition rather than use our cash on hand in order to retain available cash to meet the substantial working capital needs of our WiMAX business while growing our new Wi-Fi business.

During 2011, we implemented a restructuring plan including the layoff of approximately 194 employees as well as the vacating of certain leased premises. Nonetheless, we continued to incur substantial losses.  In addition, our sales of our Wi-Fi products decreased significantly in the second half of 2012 as the world was migrating to the new 802.11n standard and our WBSn product that had been developed based on that standard was not market ready.

During 2012, in particular in light of the significant cash requirements to fund the WiMAX business and the limited availability of credit both in the market generally and to Alvarion in particular, we were actively evaluating various alternatives to exit the WiMAX business.  We ultimately decided to seek to sell the business and if we could not reach agreement with a buyer in a reasonable time, we would wind down the business. During 2012, we received several offers and negotiated with a number of potential buyers for the BWA Division, but we did not reach an agreement.  As part of this process, we separated all of our licensed WiMAX business (the “BWA Division”) from our unlicensed business. While we continued to operate this business to maintain the customers, products and remain in the market, it it continued to generate significant losses and had a negative effect on working capital.

As a result of the difficulty we experienced with the launch and marketing of our WBSn product and our lack of success in disposing of the BWA Division, with respect to which we were required to continue to provide services to our customers and meet contractual commitments, we continued to suffer substantial losses during 2012. Our cash position was further negatively affected by our required principal and interest payments on the SVB Loan, as well as the closure of previously available credit lines with various Israeli banks.

Our working capital was approximately $8.4 million as of December 31, 2012 compared to $62.0 million as of December 31, 2011 and $109.9 million as of December 31, 2010.  During 2012 and through May 12, 2013, due to the limited availability of credit and our lower cash balances resulting from our prior losses, we have not had the level of working capital and amounts available for product development, launch and support which we believe would be necessary to grow our business and make it profitable.  In addition, our limited working capital has resulted, and may continue to result, in delays of shipments of our products, which has and may continue to have a material adverse effect on our revenues and our profitability.

We also have incurred accumulated losses of $388.9 million as of December 31, 2012 and $48 million in negative cash flow for the year ended December 31, 2012. We had $3.5 million in negative cash flow for the year ended December 31, 2011. As of December 31, 2012, we had $9.8 million in cash and cash equivalents and an $11 million outstanding revolving short term credit line.

The report of our independent registered public accounting firm with respect to our financial statements for the years ended December 31, 2012 and 2011 includes an explanatory paragraph that states that our declining sales, recurring losses, negative cash flows from operations, and our excess of credit line drawn over cash and cash equivalents as well as uncertainty in meeting credit line covenants raise substantial doubt about our ability to continue as a going concern.  In order to continue as a going concern we will need to obtain funding in order to finance our working capital and sustain our ongoing operations and additional capital to enable product development and market growth.  While we are currently actively seeking more funding, we cannot ensure that we will be able to obtain funding on terms that will be acceptable to us or at all.  Additional funding raised through the issuance of equity interests may significantly dilute the equity interests of our current shareholders. Furthermore, if we raise additional funds through debt financing arrangements, if available, we may be required to pledge certain assets or enter into covenants that would restrict our business activities or our ability to incur further indebtedness, and such debt financing may be at interest rates and contain other terms that are not favorable to us.  Our inability to obtain additional financing for working capital, product development, launch and support or for our other capital requirements on terms acceptable to us would result in our having to curtail our business operations further or cease our operations entirely.

In an effort to streamline our business, we recently sold part of our patent portfolio to Wi-Lan Inc. (“Wi-Lan”) and our BWA Division to Telrad Networks Ltd. (“Telrad”) and we are currently focused on our vertical markets businesses.  In addition, we are continuing to seek to lower our expenses, including through reductions in the number of our employees across our company, a reduction in employee salaries and moving to new smaller and less expensive facilities.  Such actions may not be effective and may not result in the anticipated cost savings and increase in working capital.  Even if we are successful in reducing costs, the effects of such reductions on our business operations may ultimately have a material adverse effect on our financial condition and results of operations and our share price may decline.

We experienced a decline in orders for our products during 2012 compared to 2011. If customer order activity does not increase, our revenue and profitability will likely be materially adversely affected and we may be required to implement certain measures to preserve or enhance our operating results and cash position.

 We experienced a significant decline in orders for our products in 2012 compared to 2011. We believe the decrease in orders for our products was attributable to delays in introductions of certain new products.  While we would not expect a similar decline in 2013, if our order activity does not increase, our revenue and profitability would likely be materially adversely affected and would contribute to a determination as to whether implement further cost reduction measures and other initiatives to preserve and enhance our cash position. Any such measures may limit or hinder our ability to execute our strategy and achieve our objectives thereby adversely affecting our business.

Continued unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The crisis in the financial and credit markets in the United States, Europe and Asia which began in 2008 and 2009 and which has continued at varying levels of intensity since then, led to a global economic slowdown, with economies throughout the world experiencing periods of weakness.  This has contributed to the downturn in our business. While the economies in some of the countries in which we operate have improved, if the economies in those countries weaken or if the economies in other countries in which we operate do not improve or weaken further, telecom carriers, service providers and our partners as well as other customers in such countries may further significantly reduce or postpone their technology spending as well as require aggressive vendor financing.  This could result in further decreases in our revenues because of reductions in sales, longer sales cycles, slower market acceptance of our products and increased price competition.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets do not improve or weaken further, our business, operating results and financial condition would be further materially adversely affected.

Adverse conditions in the telecommunications industry and in the telecommunications equipment market may decrease demand for our products and may harm our business, financial condition and results of operations.

Our systems are used by telecom carriers and service providers and within vertical markets, such as municipalities and utility companies.  As a result of our customers’ continued tightened spending as well as the limited licenses and substantial capital requirements which limit growth into new markets, our revenues further declined in 2011 and 2012 and may continue to decline and our losses may increase in the future. Adverse market conditions in the past years have also led our customers and potential customers to be conservative in their spending, and this could continue in the future.  Due to these conditions, the markets in which we operate may not grow as we expect or may decrease. While our goal is to increase our sales by expanding the range of customers that we address, there can be no assurance that we will be successful.  These adverse conditions in the telecommunications industry contributed to the decline in our revenues in 2011 and 2012 and our revenues may continue to decline and our losses may continue to increase.

Markets implementing broadband wireless technologies and other new markets we attempt to penetrate may not become substantial commercial markets or may not evolve in a manner that will enable our products to achieve market acceptance. If such markets do not evolve or develop or we do not maintain or increase our market share within our current markets, our revenues may continue to decrease.

In order to maintain or increase our market share in the markets in which we operate, we must, among other things:

•	obtain third party funding for working capital;

•	retain and attract personnel with the relevant knowledge and experience;

•	continue to innovate and differentiate our technology position by designing, developing and manufacturing broadband wireless access products;

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

Intense competition in the markets for our products has had and may continue to have an adverse effect on our sales and profitability.

Multiple companies with a range of diverse products and solutions compete with us in the markets in which we sell our products. These competitors may have a vertical-focus or a multi-vertical focus. Some of these competitors also have a more complete networking solution than ours which may make their products more desirable to our potential customers. Many of these vendors have been able to grow their market share in the past few years in the territories in which we are active.  We expect that competition from these vendors will continue to increase, both with respect to products that we currently offer and products that we intend to introduce in the future.  As the market transitions toward standardization and Wi-Fi 802.11n technology, competition becomes increasingly challenging and makes room for entry level, low cost offerings by our competitors.  We expect our competitors to continue improving the performance of their current products and to introduce new products or new technologies and such products or technologies may have better performance than our products or supplant our products entirely. In addition, our current  lack of additional new technologies and resulting products may hurt our competitive positioning in the market place and our ability to develop new technologies and products has been and may continue to be adversely affected by our limited working capital.

We also face new competition from larger players in the telecom market and/or indoor wireless vendors, such as Cisco, Ericsson, Nokia Siemens and Rockus, as well as from start-up companies. Our license-exempt and vertical market business may be affected by the dynamics of spectrum allocations. The allocation of alternative spectrum such as TV white space spectrum, 24GHz unlicensed band, and 60GHz unlicensed band may become a relevant alternative to the current spectrum upon which our product portfolio is based. Additional license based spectrum, such as the 700MHz public safety band, 6GHz, 70GHz, or LMDS spectrum may become a relevant alternative for our vertical market customers and as such could adversely affect our license-exempt and vertical market business.

Most of our existing and potential competitors, including large competitors arising from the continued consolidation in the telecommunications equipment market, have substantially greater resources, including financial, technological, manufacturing and marketing, and distribution capabilities, and enjoy greater market recognition than we do.  Increased competition, direct and indirect, has resulted in, and is likely to continue to result in, reductions of average selling prices, shorter product life cycles due to our competitors' launch of innovative products in the market more frequently, reduced gross margins, longer sales cycles and potential loss of market share and, consequently, could adversely affect our sales and profitability.

We have had limited success in our recent efforts, and we may not be able in the future, to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly, offer better performance than the products of our competitors, or offer our customers payment or other commercial terms as favorable as those offered by our competitors, particularly in light of the lack of available credit to both Alvarion and its customers specifically and in the markets generally. In addition, we may not be able to offer our products as part of integrated systems or solutions or provide services to the same extent as our competitors.  A failure to accomplish one or more of these objectives could materially adversely affect our sales and profitability, harming our financial condition and results of operations.

Technological changes have had and may continue to have an adverse effect on the market acceptance of our current products and any products we develop in the future and may adversely affect our results of operations.

The markets for our products and the technologies utilized in the industry in which we operate evolve continuously.

Market changes have and could in the future render our products and technologies obsolete or subject them to intense competition by alternative products or technologies or by improvements in existing products or technologies. New or enhanced products developed by our competitors may be technologically superior to our products, may limit our target markets or may render our products obsolete, and consequently adversely affect our results of operations. New chips introduced may include built-in capabilities which are currently an Alvarion product differentiator, which would lower the barrier for competition.  For example, in the past, we focused our efforts on products using the WiMAX standard, however, cellular carriers adopted other standards introduced after WiMAX and our business was adversely affected.

The success of our technology depends on the following factors, among others:

•	market acceptance of new and innovative technologies employed by us;

•	market acceptance of standards for wireless broadband products employed by us;;

•	network capacity to handle growing demands for faster transmission of increasing amounts of data and voice;

•	cost-effectiveness and performance of our technology compared to other broadband wireless technologies;

•	reliability and security of our technology;

•	suitability of our technology for a sufficient number of geographic regions; and

•	safety and environmental concerns regarding wireless broadband transmissions.

We have experienced and may continue to experience difficulties or delays in the introduction of new or enhanced products, which has resulted and could continue to result in reduced sales or unexpected expenses.

        The development of new or enhanced products in vertical markets is a complex and uncertain process.  For example, product development is multi-disciplinary, involving hardware design and development, software, integration, and intensive and complicated system design, and resulting in a long development cycle.  We are engaged and will continue to be engaged in the development of various types of product lines, if we have sufficient capital to fund such development. We have experienced and may continue to experience design, development, manufacturing, marketing and other difficulties due to delays in our development or delays by third party vendors, and these delays have caused and could continue to cause difficulties or prevent our development, introduction or marketing of new products or product enhancements and subject us to intensified competition.  For example, we were unable to successfully introduce our WBSn product when we had expected to do so in early 2012 as a result of product instability and were only able to reintroduce this product in the first quarter of 2013.  In addition, our limited financial resources have constrained our ability to invest in research and development of new or enhanced products. Such difficulties have resulted and could continue to result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products or our inability to timely introduce to the market our products, any of which may adversely affect our results of operations. Also, such delays could lead sales partners and distributors to turn to competing vendors.  The launch and availability of certain of our new products, in particular our WBSn product, has also been delayed, which has harmed and may continue to harm our competitiveness and our ability to penetrate, and market these products in, vertical markets in an efficient and timely manner.

Businesses we acquired or may acquire in the future may not be successfully integrated with our operations and our technologies, which may harm our business and results of operations.

During the fourth quarter of 2011, we acquired Wavion in order to create new growth engines and penetrate into new market segments. Wavion is a provider of carrier grade outdoor Wi-Fi solutions, offering a variety of different products for Wi-Fi access and mobile cellular technologies (“3G/4G”) off-load applications.  While we have generally been able to integrate Wavion into our business, this required significant resources and management attention.  We cannot assure you that we will be able to successfully expand into new markets, such as the Wi-Fi market, as a result of any acquisition.  We also cannot assure that the Wi-Fi market will grow as we expect or that our market share of the Wi-Fi market will grow as expected.

Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected and may increase our costs of operations, which may be higher than expected.  We also cannot assure you that we will succeed in retaining our employees or those of any acquired companies following any acquisition, including key employees in managerial positions.  In particular, a number of key employees of Wavion have resigned from their positions since our acquisition of Wavion. The continued occurrence of any of these events could harm our business, financial condition or results of operations and as a result may decrease our share price in the future.

We obtained a loan facility from Silicon Valley Bank ("SVB") which has been amended and modified a number of times in order for us to remain in compliance. If we fail to comply with the terms of the loan agreement with SVB, our available cash and our business operations will be significantly harmed.

For the purpose of financing the acquisition of Wavion in November 2011, we obtained a $30 million credit facility from SVB (the “SVB Loan”).  As part of the transaction, we pledged all of our assets under a floating charge, and created a fixed charge on our IP rights and receivables. The loan and security agreement with SVB contains various provisions related to compliance with financial covenants, restrictive covenants, including negative pledges, and other customary commitments, contained in facility agreements of this type.  In April 2012, we breached certain financial covenants under the SVB Loan, however, we and SVB agreed on modifications to the terms of the SVB loan and on SVB’s waiver of the breach of covenant. We and SVB have modified the terms of the SVB Loan a number of other times, most recently in May 2013. As a result of our breach of the financial covenants under the SVB Loan, as well as various amendments to the SVB Loan, we repaid a total of $19 million during 2012 and $5.6 million during 2013 through May 12, 2013.

        As of May 12, 2013 and following the completion of the sale of the BWA Division to Telrad, the outstanding balance of the SVB Loan is approximately $5.4 million.  The terms of the SVB Loan were further amended in connection with the sale to Telrad and include financial covenants relating to our net tangible assets and our net losses or profits.  In addition, the outstanding amount under the SVB Loan must be lower than the amount available thereunder at any time pursuant to the borrowing base provided for under the SVB Loan.  There is no assurance that we will not breach the terms of the SVB Loan in the future or that we will remain in compliance with the amended terms. In addition, should we fail to comply with our obligations under the SVB Loan, SVB may require immediate repayment of the SVB Loan and realize on its security, which can significantly harm our available cash and our operations and may result in cessation of our operations in their entirety.

For more information please see "Item 10 C – Material Contracts" below.

We have experienced in the past, and may experience in the future, quarterly and annual fluctuations in our results of operations which have caused, and may cause, volatility in the market price of our ordinary shares.

We have experienced, and may continue to experience, significant fluctuations in our quarterly and annual results of operations, in particular, in light of the timing of new product introductions, intense competition, the continuing effects of the global economic slowdown and the continued limited availability of credit in the global capital markets.  Any fluctuations may cause our results of operations to decrease below the expectations of securities analysts and investors.  This would likely affect the market price of our ordinary shares.

Our quarterly and annual results of operations may vary significantly in the future for a variety of reasons, many of which are outside of our control, including the following:

•	the introduction of our new products or enhancements or those of our competitors or of providers of complementary products;

•	purchasing patterns of our customers, including the size and timing of orders and the timing of large scale deployments;

•	the fulfillment of all revenue recognition criteria;

•	customer deferral of orders in anticipation of new products, product features or price reductions;

•	disruption or changes in the quality of our sources of supply;

•	changes in the mix of products sold by us;

•	mergers or acquisitions, by us, our competitors and existing and potential customers, if any;

•	one-time charges such as asset impairment and restructuring charges;

•	fluctuations in the exchange rate of the New Israeli Shekel (the “NIS”) against the United States dollar; and

•	general economic conditions, including the unfavorable global economic conditions; and

Our customers ordinarily require the delivery of products promptly after their orders are accepted.  Historically, our business typically does not have a significant backlog of accepted orders.  Consequently, revenues in any quarter depend primarily on orders that are received and accepted in that quarter. The deferral of the placing and acceptance of any large order from one quarter to another could materially and adversely affect our results of operations for the former quarter.  The effects of deferrals of orders may be more significant in light of our limited working capital, which has resulted and may continue to result in a backlog of orders if we are unable to pay our suppliers and third party manufacturers on a timely basis.  Our revenue recognition is dependent on various parameters and milestones. If revenues from our business in any quarter remain in the same level or decline in comparison to any previous quarter, our results of operations could be harmed.

Our products have long and unpredictable sales cycles which could adversely impact our revenues and results of operations.

The sales cycle for a portion of our large service providers encompasses significant technical evaluation and testing by each potential purchaser and a commitment of significant cash and other resources.  The sales cycle can extend for more than one year and sometimes even two years from initial contact with a customer to receipt of a purchase order, and in certain instances may not even result in the receipt of an order.   This time frame may be extended due to, among other reasons, a customer's desire to ensure that the systems work for a long period with increased number of subscribers’ coverage and capacity, a customer's need to obtain financing or other means of collateral to purchase systems incorporating our products, the regulatory authorization of competition in local services, and other regulatory hurdles.

As a result of the length of these sales cycles, revenues from our products may fluctuate from quarter to quarter and fail to correspond with associated expenses, which are largely based on anticipated revenues.  In addition, the delays inherent in the sales cycles of our products raise additional risks of customers canceling or changing their product plans.  Our revenues have been adversely affected by a significant customer, or a significant potential customer, reducing, delaying or canceling orders during the sales cycle or choosing not to deploy networks incorporating our products and our revenues may be adversely affected if this occurs in the future.  Such fluctuation in revenue or cancellation of orders has had and may in the future have an adverse effect on our business and may affect the market price of our ordinary shares.

Our business is dependent upon our distributors, system integrators, service providers and other partners, who are under no obligation to purchase our products.

Our revenues are derived from sales to our independent partners, such as distributors, system integrators and service providers.  Our distributors resell our products to others, who further resell our products to end users.  Changes in the distribution and sales channels of our products, a loss of a major distributor or a major distributor’s loss of a major end-user, or our inability to establish effective distribution and sales channels for new products may impact our ability to sell our products and result in a loss of revenues.  Additionally, sales through our distributors and system integrator channels expose our business to a number of risks, each of which could result in a reduction in the sales of our products. For example, some of these distributors, system integrators and other partners may terminate their relationships with us, consolidate or face financial problems, as well as promote competing products or emphasize alternative technologies, which may turn them into our competitors rather than our partners.  In addition, while we expect that most of our distributors will continue to distribute our products, certain distributors who primarily distributed the products which were part of our BWA Division may cease to distribute our products entirely and certain distributors may seek other suppliers for their customers due to concerns regarding our level of working capital.  All of the foregoing may result in a decline in the purchase of our products.

We are dependent upon the acceptance of our products by the market through our partners' efforts in marketing and sales.  Generally, arrangements with our partners do not prevent them from selling competitive products and some of the arrangements do not contain minimum sales or marketing performance requirements.  In addition, our efforts to increase sales may suffer from the lack of brand visibility resulting from the integration of these products into more comprehensive systems by distributors and system integrators.  Changes in the financial condition, business or marketing strategies of our partners could have a material adverse effect on our results of operations.  Any of these changes could occur suddenly and rapidly.

If our revenues decrease and our days- sales-outstanding (“DSOs”) increase, our cash position may be negatively affected and result in a greater cash shortfall.

Our DSOs decreased to 75 days in 2012 from 96 days in 2011. We expect that over time our DSOs may increase and we expect our DSOs will range between 100 to 120 days during 2013, mainly due to our customers requesting more favorable payment terms from us as part of increased competition, as well as the limited availability of credit in the capital markets, which may also affect our ability to collect our customers' debts in a timely manner or at all. In addition, we may experience an increase in DSOs if we fail to timely collect revenues from our customers.

We may experience a further decrease in our gross margin levels in the future, which may adversely affect our financial results.

We have been experiencing declines in gross margin.  Our gross margin was 32.5% in 2012 compared to 46.1% in 2011.  While the decline was mainly a result of a write off of excess inventory during 2012, this decline was also driven by our operations in a number of our markets, mainly due to (a) the delay in new project launches, (b) lower sales, (c) increased competition and (d) the economic concerns in these markets, all of which resulted in a low level of revenue and the sequential decline in gross margin.  This decline in gross margin may continue over time. If our revenues do not increase and our operating expenses remain the same or increase, the decline in gross margin will have a negative impact on our results of operations.

Our products are complex and may have errors or defects that are detected only after full deployment.

Some of our products are highly complex and are designed to be deployed in complex settings. Although our products are tested during manufacturing and prior to deployment, our customers may discover errors after the products have been fully deployed. If we are unable to fix errors or other problems that may be identified in full deployment, including problems related to the site survey, radio planning and other problems that are not necessarily related to product functionality but to the associated services, or unable to correct the errors in a timely manner, we could experience:

•	costs associated with remediation;

•	loss of or delay in revenues;

•	loss of customers;

•	failure to achieve market acceptance and loss of market share;

•	diversion of deployment of resources;

•	diversion of research and development resources to fix errors in the field;

•	increased service and warranty costs;

•	legal actions or demands for compensation by our customers; and

•	increased insurance costs.

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

Products like ours sometimes contain undetected errors.  These errors can cause delays in product introductions or require design modifications.  In addition, we are dependent on unaffiliated suppliers for key components incorporated into our products.  Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, from faulty installation or from any other cause, may result in customer dissatisfaction.  Additionally, we are continually marketing several new products.  The risk of errors in these new products, as in any new product, may be greater than the risk of errors in established products.  The warranties for our products typically permit customers to return for repair or replacement, within a period ranging from 16 to 21 months of purchase, any defective products.  Any failure of a system in which our products are deployed (whether or not our products are the cause), any product recall and any associated negative publicity could result in the loss of, or delay in, market acceptance of our products and could harm our business, financial condition and results of operations. Although we attempt to limit our liability for product defects to product replacements, we may not be successful, and customers may sue us or claim liability for defective products and for related claims arising therefrom.  A successful product liability claim could result in substantial cost or divert management’s attention and resources, which could have a negative impact on our financial condition and results of operations.

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

 We currently obtain key components for our products from a limited number of suppliers, and in some instances from a single supplier.  In addition, some of the components that we purchase from single suppliers are custom-made.  We cannot be sure that we will not experience increased costs or disruptions in the delivery of our product components.   In addition, there is a global demand for some electrical components that are used in our systems and that are supplied by relatively few suppliers.  Our dependence on these limited sources for key components for our products presents the following potential risks:

•
as a result of our financial situation, in some cases, we have not been able and in the future we may not be able to obtain credit from our suppliers and we have not and may not have funds to pay for such components as needed to manufacture our products on a timely basis;

•
delays in delivery or shortages of components, especially for custom-made components or components with long delivery lead times, could interrupt and delay manufacturing and result in cancellations of orders for our products;

•	suppliers could increase component prices significantly and with immediate effect on the manufacturing costs of our products;

•	some of our suppliers may cease to exist or face financial difficulties which could affect the supply chain;

•	we may not be able to develop alternative sources for product components;

•
suppliers could discontinue the manufacture or supply of components used in our products which may require us to modify our products and which may cause delays in product shipments, increased manufacturing costs and increased product prices;

•
we may be required to hold more inventory for longer periods of time than we otherwise might in order to avoid problems from shortages or discontinuance, which has led to, and could in the future lead to, write offs of inventory; and

•	due to the political situation in the Middle East and the fact that our headquarters are located in Israel, we may not be able to import necessary components from different countries world-wide.

Our dependence on third party equipment embedded in our products and complementary systems may impact our business.

        We rely on third party software and hardware embedded in our solution. If our licensors fail to support the software or hardware embedded in our solution we may suffer difficulties in supporting our customers and delivering our equipment.  We are also dependent on complementary systems such as CPEs, and Access Service Networks Gateways, which are part of our solution. Failure by our vendors to deliver such products or their discontinuing production of such products may cause difficulties to, and may have an adverse effect, on our business.

        Changes within any of these vendors’ environments can influence our business results. For example, the recent announcement by one of our major component suppliers that it would not continue supporting the existing chip set as it is moving to a new chip generation may influence price levels or change the partners’ roadmap in a way that could harm our business.

In addition, in the past, we experienced delays and shortages in the supply of components on more than one occasion.  We may experience such delays in the future, harming our business and results of operations.

We must be able to manage expenses and inventory risks associated with meeting the demands of our customers.

To ensure that we are able to meet customer demand for our products, we seek to place orders with our subcontractors and suppliers based on our estimates of future sales, to the extent we have available working capital to make such purchases.  If actual sales differ materially from these estimates, our inventory levels may be too high, and inventory may become obsolete and/or over-stated on our balance sheet.  This result would require us to write off inventory, which could adversely affect our results of operations. In 2010, 2011 and 2012, we wrote off inventory related to our unlicensed business in the amounts of $2.1 million, $1.4 million, and $6.4 million, respectively.

We are required to place manufacturing orders well in advance of the time we expect to sell products, and this may result in us ordering a larger or smaller number of these products than required.  If we lack working capital, then we may choose to order a smaller number of products.  In the event that we order the manufacture of a greater or lesser amount of these products than necessary, we may be required to purchase the surplus products or to forego or delay the sale or delivery of the products that we did not order in advance.  In either case, our business and results of operations may be adversely affected.

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

We currently depend on a number of contract manufacturers with limited manufacturing capacity to manufacture our products.  The assembly of certain of our finished products, and the manufacture of custom printed circuit boards utilized in electronic subassemblies and related services are also performed by these independent subcontractors.  In addition, we rely on third-party “turn-key” manufacturers to manufacture certain sub-systems for our products.  Reliance on third-party manufacturers exposes us to significant risks, including risks resulting from:

•	potential lack of manufacturing capacity;

•	limited control over delivery schedules;

•	quality assurance and control;

•	manufacturing yields and production costs;

•	voluntary or involuntary termination of their relationship with us;

•	concerns of our subcontractors regarding our company;

•	difficulty in, and timeliness of, substituting any of our contract manufacturers, which could take as long as six months or more;

•	the economic and political conditions in their environments; and

•	the financial strength of our third party manufacturers.

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

Our business is premised on the availability of certain radio frequencies for two-way broadband communications.  Radio frequencies are subject to extensive regulation under international treaties and local laws, which differ by country. Most of our products operate in license-free bands in the radio spectrum, while others operate in licensed bands.  The regulatory environment in which we operate is subject to significant change, the results and timing of which are uncertain.

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

The regulatory environment in which we sell our products subjects us to several risks, including the following:

•
If our products operate in the license-free bands, United States Federal Communications Commission (“FCC”) rules and similar rules in other countries require operators of radio frequency devices, such as our products, to cease operation of a device if its operation causes interference with authorized users of the spectrum and to accept interference caused by other users;

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

From time to time we receive allegations that we have infringed upon a patent, trademark or other proprietary right.  Based on the size and sophistication of our competitors and the history of rapid technological change in our industry, it is possible that several competitors may have intellectual property rights that could relate to our products.  Therefore, we may need to litigate to defend against claims of infringement or to determine the validity or scope of the proprietary rights of others.  Similarly, we may need to litigate to enforce or uphold the validity of our patent, trademarks and other intellectual property rights.  Other actions may involve ownership disputes over our intellectual property or the misappropriation of our trade secrets or proprietary technology.  As a result of these actions, we may have to seek licenses to third-parties' intellectual property rights, which may not be able to be successfully integrated into our products.  These licenses may not be available to us on reasonable terms or at all.  In addition, litigation could be expensive and time consuming and could result in court orders preventing us from selling our then-current products or from operating our business.  Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and harm our business, financial condition and results of operations. We have no assurance that any such allegation will not have a material adverse effect on our business, financial condition or results of operations.

If we are unable to maintain licenses to use certain technologies, we may not be able to develop and sell our products.

We receive licenses from third party companies for certain technologies we use in connection with some of our technologies.   The loss of these licenses could impair our ability to develop and market our products.  If we are unable to obtain or maintain the licenses that we need, we may be unable to develop and market our products or processes, or we may need to obtain substitute technologies of lower quality or performance characteristics or at greater cost.  We cannot assure that we will be able to maintain these licenses or obtain additional licenses, if we need them in the future, on commercially reasonable terms or at all. Also, some of our products utilize open source technologies.  These technologies are licensed to us on varying license structures.  These licenses and others like them pose a potential risk to products should they be inappropriately used.

We depend on key personnel and several members of our senior management have been recently appointed.

Our future success depends, in part, on the continued service of key personnel.  Most members of our senior management team are new to their positions.  Our Chief Executive Officer assumed his position as of April 22, 2013 after serving as Corporate Vice President, Strategy & Business Development since 2011.  Our CFO assumed his position as of January 1, 2013 after serving as vice president in our financial division since September 2009. They may need time to acquire the specific skills necessary to successfully carry out the tasks required of them, which could adversely affect our results of operations.

Eight of nine members of our senior management, were only appointed to their present positions in 2012 and another was only appointed in 2011. Some of these individuals had little or no previous experience working for Alvarion. Should any members of senior management, including our new Chief Executive Officer and Chief Financial Officer, fail to perform as expected, or should they or other new key managerial appointees fail to acquire the requisite knowledge and skills in a timely manner, or should they decide to leave the Company on their own initiative, our operations may be disrupted and this might materially adversely affect the results of our operations.

The reductions in force the Company underwent in the past few years, and may carry out in the future, may result in our not having adequate personnel resources for our operations.  Such reductions in force may also have adverse effects on the morale of our employees, which may induce employees to leave the Company. If certain of our key technical, sales or senior management personnel terminate their employment and we are unable to retain qualified replacements, our business and results of operations could be harmed.

We may be classified as a passive foreign investment company.

As a result of the combination of our substantial holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, based upon our market capitalization during 2012, we do not believe that we were a PFIC for 2012.  We cannot assure you, however, that the United States Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. There is no assurance that we will not become a PFIC in 2013 or in subsequent taxable years. If we were classified as a PFIC, U.S. taxpayers that own our ordinary shares would be subject to additional taxes upon certain distributions by us or upon gains recognized after a sale or disposition of our ordinary shares unless they appropriately elect to treat us as a “qualified electing fund” or to make a “mark-to-market election” under the U.S. Internal Revenue Code. Our classification as a PFIC could also adversely affect the market price of our ordinary shares. For more information, see “Item 10—Additional Information—Taxation—United States Federal Income Tax Considerations with Respect to the Acquisition, Ownership and Disposition of our Ordinary Shares—Passive Foreign Investment Company Status”.

The price of our ordinary shares is subject to volatility.

The price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future.  On April 2, 2013, in order to increase our per share trading price to satisfy the $1.00 minimum bid price requirement for the continued listing on the NASDAQ Capital Market , we completed a reverse split of our ordinary shares, upon which our shareholders received one ordinary share of Alvarion for every 10 ordinary shares held by them.  For the two year period ended December 31, 2012, the price of our ordinary shares on the NASDAQ Global Select Market and since October 19, 2012, the NASDAQ Capital Market has ranged from a high of $26.20 to a low of $3.20 (adjusted for the reverse split).  On December 31, 2012 and April 30, 2013, the closing price of our ordinary shares on the NASDAQ Global Select Market was $3.70 (adjusted for the reverse split) and $2.96 respectively.  We may continue to experience significant volatility in the future, based on the following factors, among others:

•	general economic conditions;

•	our prospects;

•	actual or anticipated fluctuations in our sales and results of operations;

•	variations between our actual or anticipated results of operations and the published expectations of analysts;

•	general conditions in the telecommunications equipment industry;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures and capital commitments;

•	introduction of technologies or product enhancements or new industry substitute standards that reduce the need for our products;

•	the effect of general political conditions on our operations and results; and

•	departures of key personnel.

We must meet the Nasdaq Capital Market continued listing requirements or we risk delisting. If our ordinary shares are delisted, our share price may decline and it will likely make it more difficult for us to sell securities in a financing and for our shareholders to trade our shares.

Our ordinary shares began trading on the Nasdaq Capital Market on October 19, 2012. Prior to October 19, 2012, our ordinary shares were traded on the Nasdaq Global Select Market. On April 26, 2012, we received a notification letter from the Nasdaq Listing Qualifications staff of the Nasdaq Stock Market advising us that, based on the closing bid price of our common stock for the 30 consecutive business days prior to April 26, 2012, we no longer satisfied the requirement that our common stock maintain a minimum bid price of $1.00 per share as required by Nasdaq Listing Rule 5450(a)(1). Nasdaq stated in its letter that in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we had been provided 180 calendar days, or until October 23, 2012, to regain compliance with the minimum bid price requirement. On October 24, 2012, since we met the continued listing requirement for market value of publicly held shares and all other applicable NASDAQ listing requirements, except the bid price requirement, we received an extension until April 22, 2012 to regain compliance with the minimum bid price requirement. Subsequently our ordinary shares were transferred to the Nasdaq Capital Market as of October 19, 2012.  On April 1, 2013, we completed a one for ten reverse split of our ordinary shares and subsequently we regained compliance with the minimum bid price requirement.

We cannot ensure you that we will meet the minimum bid requirement or the other continued listing requirements of the Nasdaq Capital Market.  If our ordinary shares are delisted from Nasdaq, we may be eligible to trade on the Over-The-Counter Bulletin Board, which may be a less liquid market, or on the pink sheets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, shares of our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Capital Market, will be listed on a national securities exchange, a national quotation service, the Over-The-Counter Bulletin Board or the pink sheets. Delisting from Nasdaq, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence.
Future sales or the potential for future sales of our securities may cause the trading price of our ordinary shares to decline and could impair our ability to raise capital through subsequent equity offerings.

Sales of a substantial number of our ordinary shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares or other securities to decline and could materially impair our ability to raise capital through the sale of additional securities.

Holders of our ordinary shares may be adversely affected through dilution.

We may need to issue equity in order to fund working capital, capital expenditures and product development requirements or to make acquisitions and other investments. If we choose to raise funds through the issuance of ordinary shares, the issuance will dilute the ownership interest of our current shareholders.

Operating in international markets exposes us to risks, which could cause our sales to decline and our operations to suffer and could expose us to various legal, business, political and economic risks.

While we are headquartered in Israel, approximately 97% of our sales in 2012 were generated globally, outside of Israel.  Our products are marketed internationally and we are, therefore, subject to certain risks associated with international sales, including the following:

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

We are incorporated under Israeli law and our principal offices and the majority of our manufacturing and research and development facilities are located in the State of Israel.  Political, economic and military conditions in Israel and in the Middle East directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli subcontractors and suppliers may cease operations which may cause delays in the development, manufacturing or shipment of our products.  In recent years, there has been an escalation in violence among Israel, Hamas and other groups, as well as extensive and continued hostilities along Israel's border with the Gaza Strip. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons which could attract preemptive actions by Israel and/or Western countries.  Furthermore, since the beginning of 2011 there has been instability in the bordering countries such as Egypt and Syria. We have witnessed increased instability in the region, in particular related to the governmental changes in Egypt and the deterioration of the internal government and control of Syria's President Assad, over Syria's internal affairs. This and further deterioration could have an adverse effect on the stability of our region. Ongoing violence involving Israel, as well as tension between Israel and terror organizations and other countries in the Middle East, combined with political instability in the Middle East such as in Egypt, Libya, Syria, Iran and Lebanon, may have a material adverse effect on our business, financial condition and results of operations.

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

We have also received grants from the European Union, Romania and Spain for the financing of a portion of our research and development expenditures in those countries through various European programs.  Under these programs we need to comply with certain conditions. If we fail to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs.  If the European Union, the Government of Spain and/or the Government of Romania discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially and adversely affected.

In addition, we have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”) for our production facilities in Israel. Such status enables us to obtain certain tax relief for a definitive period upon compliance with the Investment Law regulations. On April 1, 2005, an amendment to the Investment Law came into effect which significantly changed the provisions of the Investment Law. The amendment revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under the amendment will qualify for benefits as a “Privileged Enterprise” (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. However, the amendment provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 will remain subject to the provisions of the law as they were on the date of such approval.  On January 1, 2011, another significant amendment to the Investment Law came into effect.  Such amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to such amendment.  However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and have the benefits of the new amendment apply.  We have reviewed and evaluated the implications and effect of the benefits under the new amendment, and, while potentially eligible for such benefits, we have not yet chosen to be subject to the tax benefits introduced by such amendment. We believe that we are currently in compliance with the requirements of the Investment Law which are applicable to our enterprises.  However, if we fail to comply with these conditions in the future, the tax benefits received could be canceled and we could be required to pay increased taxes in the future.

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

Our Articles of Association contain certain provisions that may delay or prevent a change of control, including a classified board of directors.  Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees (in head count) that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.  These provisions of Israeli law could have the effect of delaying or preventing a change of control of us, may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.  Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.

We do not comply with the NASDAQ requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans.  Instead, we follow Israeli law and practice in accordance with which the establishment or amendment of certain equity based compensation plans is approved by our board of directors.

As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, executive officer compensation, director nomination, composition of the board of directors and quorum at shareholders’ meetings.  In addition, we may follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.                      INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY –

Our legal and commercial name is Alvarion Ltd.  We were incorporated in September 1992 under the laws of the State of Israel.  Since our inception, we have devoted substantially all of our resources to the design, development, manufacturing and marketing of wireless products.

On August 1, 2001, Floware Wireless Systems Ltd., a company incorporated under the laws of the State of Israel (“Floware”) merged with and into us.  As a result of the merger, we emerged as the surviving company and Floware’s separate existence ceased.  Upon the closing of the merger, we changed our name from BreezeCOM Ltd. to Alvarion Ltd.  On April 1, 2003, we completed an acquisition of most of the assets and the assumption of related liabilities of InnoWave.  In December 2004, we completed the amalgamation of interWAVE, and the interWAVE operations became our cellular mobile unit.  In November 2006, we completed the sale of our cellular mobile unit to LGC Wireless, Inc. (“LGC”), a privately-held supplier of wireless networking solutions in exchange for promissory and convertible notes of LGC.  In September 2007, LGC converted our convertible notes into LGC shares and thus we became a shareholder of LGC.  In November 2007, ADC Telecommunications Inc. ("ADC") acquired LGC and we sold our LGC shares to ADC. In the beginning of 2011 we acquired the intellectual property of Clariton Networks (“Clariton”) for a contingent consideration of up to $8.5 million of which none has been paid through April 30, 2013 as we have determined not to develop a product based on this technology. On November 23, 2011, we completed the acquisition of Wavion Inc. for an aggregate consideration of up to $28.4 million all of which was paid through December 31, 2012. On September 28, 2012, we entered into an agreement for the sale of a portion of our patent portfolio to Wi-Lan related to our BWA Division for consideration of up to $ 19.0 million.  Upon execution of the agreement we received $16.8 million as the first payment under the agreement and on May 13, 2013 we received a second payment in the amount of $1.5 million (with the second payment having been reduced based on changes to the portfolio of patents transferred to Wi-Lan).  On April 2, 2013, we effected a one for ten reverse split of our ordinary shares.  On May 10, 2013 we completed the sale to Telrad of our BWA Division. The consideration in the transaction was $ 4 million, payable in installments, and provides for additional performance –based milestone payments of up to $7.7 million.  Alvarion and Telrad also entered into mutual reseller agreements pursuant to which Alvarion will continue to provide carrier licensed solutions to its partners and distributors and Telrad will provide Alvarion’s unlicensed solutions to its carrier customers after the transaction is completed. The parties also entered into a transition services agreement governing various services relating to the BWA Division which will be provided by us to Telrad for a transition period and the consideration to be paid therefor by Telrad.

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

B.           BUSINESS OVERVIEW

General –

We concentrate our resources on the broad industry of wireless broadband and carrier Wi-Fi. As a wireless broadband pioneer, we have been driving and delivering innovation for more than 15 years, from developing core technology to creating and promoting industry standards. Through our acquisition of Wavion, we have entered into the carrier grade Wi-Fi market, which is one of our primary businesses.

Our primary business is currently focused on two main markets, offering a wide variety of applications, which are mainly the following:

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

Service Providers (Mobile, Fixed and Cable):

        Solutions for Service Providers address these customers' challenges in providing ubiquitous coverage and sufficient capacity in an era of ever growing demand for data services and applications. These solutions include Wi-Fi networks for off-loading of mobile data traffic from 3G/4G networks In the Service Providers category, we are offering our acquired carrier- grade Wi-Fi products and solutions as well as Wi-Max Products, based on Alvarion’s core technology.

Our growth strategy is focused on providing optimized broadband wireless solutions to address connectivity, capacity and coverage challenges of public and private networks, enabling us to maintain our current position and grow along with the market demand for multi-technologies solutions and applications.

Recent Developments

During the early 2000s, we were  at the forefront of the development of WiMAX (Worldwide Interoperability for Microwave Access) technology, which provides for a full range of frequency bands with both fixed and mobile solutions, enabling the delivery of business and residential broadband access, corporate VPNs (Virtual Private Network), toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Products based on the WiMAX technology compete with other wireless media technologies, including (i) HSPDA, HSUPA, EVDO and (ii) 3rd and 4th generation cellular technologies ("4G"), such as UMB LTE. In particular, WiMAX technology, which was launched a number of years before LTE, was faced with fierce competition from LTE as a growing number of cellular operators adopted LTE for their 4th Generation Cellular Technology. By 2009, LTE became the prevailing technology for the 4G mobile mass market. While there remained a market for WiMAX due to certain technological advantages it has over LTE, particularly in rural and suburban areas with low-density populations, we determined that, along with continuing to manufacture and sell WiMAX based products, we needed to find other new long term growth engines.

In 2010, we began to evaluate potential new directions and ruled out competing in the LTE technology market due to the fierce competition in that market, with participants such as Huawei, Ericsson and NSN as well as the substantial investment necessary for the development of this technology.  At the conclusion of this strategic evaluation process, we determined that we should focus on complementary solutions for mobile operators and to consider alternatives for our WiMAX business which was generating significant but declining revenues. We began implementing this strategy with our acquisition of Clariton for only contingent consideration in early 2011, although we ultimately determined not to pursue the Clariton technology.  As the next step in this strategy, in November 2011, we completed the acquisition of Wavion, a provider of carrier-grade Wi-Fi solutions. Wavion’s products use widely-accepted Wi-Fi technology and we believed that the Wi-Fi market was poised for continuing growth.  In addition, we believed that the acquisition would be beneficial to Alvarion since this market segment was not dominated by the world’s largest vendors and these products would generate higher gross margins than Alvarion’s current WiMAX products.  Finally, we recognized potential synergies based on internal know-how relating to Wi-Fi technology used in our BreezeACCESS VL and BreezeNET B products.  Throughout this period, we continued to manufacture and sell our WiMAX based products and continued to enter into contracts with new and existing customers and make necessary commitments to purchase raw materials to manufacture the WiMAX products, though we increased our focus generally on the unlicensed market.

For the purpose of financing the acquisition of Wavion in November 2011, we obtained a $ 30 million secured credit facility from SVB.  We decided to finance the acquisition rather than use our cash on hand in order to retain available cash to meet the substantial working capital needs of our WiMAX business while growing our new Wi-Fi business.

During 2011, we implemented a restructuring plan including the layoff of approximately 200 employees as well as the vacating of certain leased premises. Nonetheless, we continued to incur substantial losses, which were primarily the result of decline in revenues, increased competition which led to a decline in our profitability, and our inability to adapt our cost structure quickly enough to meet the reduction in revenues.

Prior to the acquisition, Wavion was marketing Wi-Fi products based on the 802.11b/g standard (“WBS”) and was developing its product based on the 802.11n standard (“WBSn”).  Following the launch of the WBSn product, we noted certain problems with the stability and capacity of the product.  We subsequently undertook intense efforts to improve the stability of the WBSn product and relaunched the product in the first quarter of 2013.  While we continued sales of the WBS product, our sales of the WBS product decreased significantly in the second half of 2012 as the market was quickly migrating to the new 802.11n standard.

During 2012, in particular in light of the significant cash requirements to fund the WiMAX business and the limited availability of credit both in the market generally and to Alvarion in particular, we were also evaluating various alternatives to exit the WiMAX business.  As part of this process, we separated the BWA Division, which included all of Alvarion’s licensed WiMAX business, from our unlicensed business. We ultimately decided to seek to sell the business and if we could not reach agreement with a buyer in a reasonable time, we would wind down the business. During 2012, we received several offers and negotiated with a number of potential buyers for the BWA Division, but we did not reach an agreement. The two primary challenges in disposing of the BWA Division were the long term commitments to our customers to provide product, service and support and the monetary obligations to our WiMAX suppliers, based on contractual commitments to purchase unused raw materials from such suppliers if we decide to exit the WiMAX business. .  While we continued to operate this business to maintain the customers, products and remain in the market, it continued to generate significant losses for Alvarion and had a negative impact on our working capital.

Our other Vertical Products, primarily the BreezeMAX Extreme and BreezeACCESS VL continued to generate revenues during 2012, however, as these products had been on the market for a number of years, their sales declined in comparison to previous years. Due to our financial difficulty we were only capable of devoting relatively limited resources to developing replacements for these legacy products. We are beginning to replace these legacy products with our BreezeULTRA product, but we will need adequate working capital to market and sell this product.

As a result of the difficulty we experienced with the launch and marketing of our WBSn product and our lack of success in disposing of the BWA Division, with respect to which we were required to continue to provide services to our customers and meet contractual commitments, we continued to suffer substantial losses during 2012. Our cash position was further negatively affected by our required principal and interest payments on the SVB Loan, as well as the closure of previously available credit lines with various Israeli banks. The foregoing led to our monetizing various assets that we had available such as the sale of a portion of our patent portfolio in September and November 2012 to Wi-LAN for $16.8 million (and received an additional $1.5 million in May 2013) and a debt of Nortel Network Corporation to us (“Nortel Debt”) in October 2012 for $5.2 million. We believe that while these monetization activities improved our cash position, they did not hurt our long term growth as the patents we sold related primarily to our WiMAX technology as well as other technologies which were not supported by our current and future products. In addition, we received a license back to all patents we sold to Wi-LAN.

As noted above, the need to service the SVB Loan was negatively affecting our cash position and, as a result of our performance, we breached various financial covenants under the SVB Loan.   As a result, we entered into a number of modifications and amendments to the terms and conditions of the SVB Loan.  As part of those modifications and amendments and since our patent portfolio and the Nortel Debt that we sold were pledged in favor of SVB as security for the SVB Loan, we were required, through May 12, 2013, to repay an aggregate amount of approximately $25 million in principal amount of the SVB Loan, which further harmed our cash position.

In January 2013, we signed a term sheet for the sale of the BWA Division and, on February 21, 2013, we signed a definitive agreement with Telrad. Under this agreement, Telrad assumed a majority of the rights and obligations of the BWA Division as of February 21, 2013 including the obligation to provide products, service and support to our customers as well as a substantial portion of our obligations to our BWA Division suppliers. The closing of this transaction on May 10, 2013 generated some additional cash which marginally improved our financial situation and allows us to focus on our remaining businesses.

As a result of the foregoing, our working capital deteriorated during 2012 and this deterioration has continued into 2013.  Our limited working capital has resulted and may continue to result in delays of shipments of our products, which has and may continue to have a material adverse effect on our revenues and profitability. The report of our independent registered public accounting firm with respect to our financial statements for the years ended December 31, 2012 and 2011 includes an explanatory paragraph that states that our declining sales, recurring losses, negative cash flows from operations, and our excess of credit line drawn over cash and cash equivalents as well as uncertainty in meeting credit line covenants, raise substantial doubt about our ability to continue as a going concern.   We are currently seeking to raise additional capital and are continuing to seek to reduce costs and increase sales, particularly of our new products, in order to improve our working capital position and continue to operate as a going concern.  We cannot ensure that we will be able to obtain funding on terms that will be acceptable to us or at all.  If we are unable to obtain additional financing for working capital, product development, launch and support or for our other capital requirements, we would be required to curtail our business operations further or cease our operations entirely.

INDUSTRY DYNAMICS –

Carrier Grade Wi-Fi Technology

Driven by strong uptake among end-users, Wi-Fi has become a "game changer" for the mobile industry as well as fixed and other wireless market segments. With its high quality of service, low cost, high End-Users acceptance and ubiquitous availability, a growing number of users consume more traffic over Wi-Fi than on any other access technology. With this trend and with rapidly growing data requirements, operators have begun adopting Wi-Fi technology as a strategy for their future business. A growing number of operators, including AT&T, China Mobile, KDDI, DoCoMo, KT, PLDT, and Smart, are deploying or planning to deploy metro Wi-Fi networks for access and for cellular data offloading. With this trend the Company believes that the market for carrier-grade Wi-Fi equipment is poised to grow rapidly.

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

 Alvarion WBSn – a family of carrier-grade Wi-Fi base stations:

WBSn is a family of advanced carrier-grade Wi-Fi base-stations operating in the 2.4 and 5 GHz bands. WBSn base-stations use powerful two-way beamforming 802.11n and unique interference immunity technology to deliver good range, capacity and indoor penetration. WBSn is a service-aware platform, addressing the growing demand for faster connectivity and video applications and is optimized for scalable large networks, and applications related to Wi-Fi hotspots, mobile data offloading, capacity wholesale, smart cities, indoor/outdoor large venues, and large corporate networks. WBSn base stations enable operators to rapidly deploy large scale Wi-Fi networks with the quality of service end-users expect.

The Evolution of Wireless Broadband –

During the last decade the desire to be connected regardless of time and place has grown extensively due to the introduction of new handsets allowing connectivity and easy-to-use applications (such as iPhones and iPads). Furthermore, the cultural effect of social networks (such as Facebook, Twitter, and LinkedIn) has changed the way people communicate on a daily basis.

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

Government Spectrum Allocation Enables Network Deployments

Global telecom spectrum allocation is opening up the telecommunications industry to competition from new players. Wireless technologies require the use of frequencies contained within a given spectrum to transfer voice, multimedia and other data services. Usually, governments allocate a specific range of that spectrum, either licensed or license-exempt (“unlicensed”) bands, to carriers,  operators,  ISPs and other service providers, enabling them to launch a variety of broadband initiatives based exclusively on wireless networking solutions. We believe that during the coming years additional frequency bands for unlicensed spectrum will be released. Increased availability of unlicensed spectrum enables operators to address increasing demand for wireless broadband. New and developing technologies combine the use of licensed and license-exempt bands, allowing new cost-effective network deployment strategies and availability of coverage and capacity in very low density areas.

Additional Factors in the Widespread Adoption of Wireless Broadband

Over the last few years, wireless broadband networks have increasingly grown in popularity and we believe they will continue to do so, due in part to the inability of wired infrastructure to meet demand, but also because of the following factors:

•	the low cost of Wi-Fi components made the insertion thereof to electronic devices very cost effective and common;

•
our belief that Wi-Fi as well as LTE, which we do not provide, are currently the technologies that are the most advanced and well-suited to cost-effectively meet the requirements of personal broadband (fixed and mobile) and that Wi-Fi complements the LTE technology which is used by many mobile operators, especially in high traffic areas; allowing these operators to offer additional data services in unlicensed frequency bands based on the users’ existing mobile devices.

•	competition among various types of telecommunications players to offer multiple services using a single network;

•	growing trend of public access providers to build infrastructures owned by municipalities;

•	rapid progression of standardization by international authorities, such as 802.11, 3GPP combined with the wide adoption of these standards by equipment vendors and carriers;

•	attractiveness of the business model offered to operators that use high performance standardized and interoperable products;

•	convergence of fixed and mobile services; and

•	proliferation of user-friendly, Internet-centric end user devices which encourage the use of bandwidth thirsty applications.

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

Our key strengths include:

Market Coverage and Brand Recognition: We are a worldwide wireless vendor with a business focus in unlicensed solutions, with carrier grade products for mobile operators and broadband wireless access networks, and we believe that we enjoy a strong brand purpose and brand identity.

Customer Base:  We have a broad customer base, with extensive world-wide fixed, nomadic and mobile commercial deployments.

Technology: We have over 15 years of experience in end-to-end broadband wireless IP and we believe we have been a leader in the broadband wireless access market for more than a decade. In the Wi-Fi market, on which we are currently focused, we market our two-way beamforming 802.11n 3x3:3 base station with a unique Interference Immunity suite.

Execution Capabilities: We have the ability to deliver and deploy a complete end-to-end solution in terms of product, technology, and full end-to-end network deployments, radio planning and network services resulting in the ability to build long-term customer relationships (excluding civil work type of activities). We believe that we are able to provide flexibility and technology differentiators according to customer demands and needs.

Experience in Wireless Broadband

Our experience in wireless broadband enabled us to identify the potential of WiMAX in early 2002, ahead of most equipment vendors. We were at the forefront of developments with WiMAX technology since its inception, at a company and industry level until we substantially exited this business in 2013.  We further leveraged our experience in wireless broadband and WiMAX as we entered into carrier grade Wi-Fi, including through the acquisition of Wavion during the fourth quarter of 2011, through which we gained personnel with valuable experience and technical expertise in the field of carrier grade Outdoor Wi-Fi.  We have thereby enhanced our experience in several key technologies such as beamforming, real time radio management, advanced antenna design and smart location management.

STRATEGY

Our growth strategy contains two primary elements. The first element is providing segments of wireless broadband networks for select enterprise vertical markets (including safe city, mining, education, municipalities, utilities, among others in licensed and license-exempt environments. We offer our customers optimized access, CPE’s and backhaul solutions. We plan to make additional investment in product development, channel recruitment and go-to-market activities in new vertical markets/domains.  The second element of our strategy is to offer indoor coverage and capacity solutions and carrier-grade Wi-Fi offload systems to mobile carriers. This is a growing market looking for solutions to offload data from 3G/4G networks, creating a large demand for Wi-Fi solutions.

PRODUCTS –

Our BreezeMAX Wireless Broadband Access Solution Platforms (WiMAX technology in licensed exempt frequency bands)

BreezeMAX has become a popular solution for operators offering fixed high-bandwidth, VoIP and data services to evolve their networks to industry-standard solutions with improved outdoor and indoor customer premises equipment ("CPE") economics. This platform includes an enhanced offering of primary voice services and allows an operator to leverage legacy voice infrastructure. The system’s features and cost-effective, versatile subscriber units make BreezeMAX a widely accepted broadband wireless solution for service providers that are interested in improving their business model.  The BreezeMAX platform for licensed frequency bands was part of the discontinued operation sold to Telrad. The BreezeMAX Extreme described below, operates in license exempt frequency bands and is part of the Alvarion product portfolio.

BreezeMAX Extreme 5000 and 3600 are the first wireless broadband solutions to bring WiMAX 16e technology to the 5 GHz license-exempt market. A highly integrated, all outdoor base station, BreezeMAX Extreme 5000 and 3600 are designed for ease-of deployment and reduced total cost of ownership. Built with the customer in mind these solutions offer easy configuration and a self-sustained ecosystem, ideally suited for Wireless Internet Service Providers (“WISP”s), municipalities, utilities, enterprises and public safety networks.

BreezeMAX Extreme 3650 is an all outdoor zero footprint WiMAX 16e wireless broadband solution for rural America.

Our Wireless Broadband Access Solutions (Non-WiMAX)We provide a broad range of integrated wireless broadband solutions, addressing different markets and frequency bands, designed for the various business models of carriers, service providers and private network owners such as municipalities, businesses, utilities and more.  Our products address point-to-point and point-to-multipoint architectures for a wide scope of end-user profiles, including residential, small office/home office (“SOHO”), small/medium enterprises (“SME”), multi-tenant/multi-dwelling units (MTU/MDU) and large enterprises (corporate). Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, media access control, IP-based mobile switches, networking protocols and very large systems integration (“VLSI”).

Most of our non-Wi-Fi, non-WiMAX wireless broadband solutions are based on OFDM technology with NLOS (non-line of sight) capabilities, creating more possibilities to cover a wireless access network.

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

BreezeULTRA Products

Our BreezeULTRA P6000 is a family of wireless broadband products that operate in the 5.1 – 5.9 GHz unlicensed frequency band, leveraging 802.11n protocol. BreezeULTRA optimizes the performance of applications such as data, voice, or video using quality of service (QoS), to guarantee high-quality voice and support time-critical applications in parallel to broadband applications such as high-definition video streaming. To help meet the challenges of today’s hyper-dynamic world our BreezeULTRA products offer a combination of multiplicity, performance, organic growth and simplicity. BreezeULTRA P6000 supports non-line-of-sight coverage and mitigate interference with OFDM, MIMO (multiple-input and multiple-output), Diversity Techniques and DFS, to precisely meet bandwidth needs. BreezeULTRA P6000   is optimized for a variety of vertical markets and applications such as smart cities, public safety, Oil & Gas industry, education and backhauling.

BreezeACCESS Products

BreezeACCESS enables fixed high-speed data and voice, point-to-multipoint wireless broadband applications. BreezeACCESS products operate in several frequency bands to meet the needs of our customers in our market throughout the world.  The BreezeACCESS product family consists of base stations, including access units, controllers and subscriber units. The latter operates optimally when connected to computers or computer networks utilizing the Internet Protocol.  The subscriber units include subscriber units for data applications and subscriber units for data and telephony applications. BreezeACCESS is modular in design, allowing for a low initial investment, and is scalable to enable future growth.

BreezeACCESS VL is an OFDM-based, carrier-class, point-to-multipoint solution for wireless broadband outdoor connectivity and the delivery of high-quality data, voice and video services in urban and rural environments. BreezeACCESS VL lets WISPs, municipalities, governments, enterprises and utilities providers deliver an array of broadband wireless applications in urban and rural deployments. It provides enhanced QoS capabilities to enable the allocation of the necessary bandwidth and priority in line with application and user needs. BreezeACCESS VL supports an extended coverage range in the 4.9, 5 GHz frequencies and the license-exempt 900 MHz frequency bands, and features embedded security mechanisms with hardware-based encryption to ensure consistently secure wireless links that do not degrade performance.  BreezeACCESS VL is a field-proven, flexible platform that enables diverse product configurations and power feeding options to match varying deployment needs. The solution adheres to Alvarion's "pay-as-you-grow" business model (enabling customers to start small and scale up) to ensure maximum scalability and supports a wide range of subscriber units to offer an affordable, optimized solution for what we believe is top performance.

BreezeNET B Products

Our BreezeNET B products are designed to provide highly reliable, backhaul, building-to-building bridging solutions, support mobile connectivity and provide individuals or small groups of users with wireless access to a LAN primarily for backhaul in the WISP market and building-to-building bridging solutions in the vertical market.

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

Carrier Grade Wi-Fi – WBS Products

WBS-2400 is a carrier-grade range of base stations for advanced wireless broadband, and is a solution for urban and rural outdoor Wi-Fi deployments. Based on Alvarion’s spatially adaptive beamforming technology, and operating with any off-the-shelf 802.11b/g standard-based devices, the WBS-2400 provides significant performance gains in terms of range, throughput, indoor penetration and interference mitigation, enabling service providers to offer cost effective Wi-Fi service without compromising quality.

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

With an array of six antennas and six radios, the WBS-2400 Omni leverages our beamforming technology to provide superior connectivity, extended range and increased capacity, and succeeds in significantly increasing the coverage provided in comparison to conventional access points. Furthermore, our advanced SDMA technology increases the base station’s downlink capacity. These characteristics enable service providers, municipalities, and enterprises to deliver high quality Wi-Fi service with significantly fewer base stations compared to competing solutions at a much lower cost.

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

Carrier-Grade Wi-Fi -- WBSn Products

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

Network Management Solutions.  We provide advanced network management applications for our wireless solutions. Our network management applications are equipped with graphical user interfaces and provide a set of tools for configuring, monitoring and effectively managing our wireless networks.

WavioNet is an advanced Simple Network Management Protocol based  Network Management System (NMS) application for Alvarion’s carrier Wi-Fi solutions and products - Base Stations and CPEs. WavioNet offers a rich toolbox of network management and monitoring features. It offers flexible viewing options, advanced and customizable fault management, performance monitoring as well as configuration and user management.

Star Management Suite is being used to manage the other products in Alvarion’s portfolio -  the BreezeMAX Extreme, BreezeULTRA and BreezeAccess VL. It is fully compliant with Telecommunications Management Network (TMN) standards and simplifies network deployment and maintenance for networks of every scale. The Star Management Suite is made up of specific management tools that cover the entire service life-cycle - from initial installation to full service provision, and all monitoring, reporting and troubleshooting tasks required for efficient network operation. The Star Management Suite can be deployed gradually, module by module, in accordance with network needs.

Our Geographic Markets

The following presents total revenue by geographic region:

	2010		2011		2012
In thousands
North America	$14,679	19%	$16,822	23%	$8,720	17%
Latin America	10,072	14%	10,724	15%	6,788	14%
Europe, Middle East and Africa	38,875	52%	31,304	43%	16,169	32%
Asia Pacific	11,388	15%	13,423	19%	18,272	37%

Total	$75,014	100%	$72,273	100%	$49,949	100%

General – Industry Market Segments and Players

The operators in the wireless broadband market fall within the following categories, as determined by the industry:

Communications Service Providers: Tier One and Tier Two Operators

Tier One and Tier Two operators form the largest and most established group of telecom operators, with nationwide or global presence, serving tens of millions of users. These operators are a primary focus for our Wi-Fi offering.

In numerous cases, these operators have a broadband wireless services unit. These operations are well addressed by Wi-Fi networks which can provide robust services at high QoS levels to large scales of users and enable these operators to maintain their position at the front line of communications services business. An example of a Tier One carrier that is using our Wi-Fi offerings for such deployments is PLDT (Philippines)

With the proliferation of smartphones and tablet devices, many of the mobile Tier One and Tier Two operators are experiencing congestion and deteriorating QoS in their data networks. Wi-Fi equipment enables these operators to offload some of this traffic from their networks, resulting in improved QoS and user experience. Many of the world's leading mobile operators have publicly indicated their intent to use this technology approach, including AT&T, Verizon, Vodafone, Orange, NTT and KDDI.

 Broadband Service Providers

Broadband service providers build their business model primarily on Point to Multi-Point solutions. Alvarion WiMAX products are one of the options these operators have.  Broadband service providers are expected to constitute a greater portion of the Point to Multi-Point market in the future. Examples of service providers in this category include OMG Fast (United Sates), NGI S.p.A (Italy) and Adam Internet (Australia).

Vertical Markets

Private and government sectors that operate private networks for business management and operations are in constant need of technologies to support their operational requirements. Examples of such requirements are enterprises that require leased line replacement for cost-effective connectivity to provide VoIP and data services; metropolitan area networks for broadband connectivity; metering and monitoring applications used by utility companies to collect information and supervise operations; and cost-effective access within communities, municipalities and educational institutions. Additional areas that have leveraged broadband wireless effectively include surveillance, public safety and municipal applications. Government authorities and private organizations with government sponsored funds have begun to deploy broadband wireless systems to support remote video surveillance, traffic flow management, back-up for disaster recovery, leased line replacement, various forms of backhaul and other public safety uses.  Examples may be found in various U.S. communities such as Houston, Texas, Richardson, Texas and many others.

2012 Partial Customer List

Telecom carriers and service providers using our products include, among others:

Beijing Huasun Unicreate Co.
Winncom Technologies, Inc
PCS Technologies, Inc.
NGI Spa
NEC
Wireless Connections
Nodes Network Com
Avances Tecnologicos
OMGFAST
Connect Data
Mirait Technologies Corp.
Arya Communications & Electronic Services
Sysnet Integrators Inc
Anixter (All Subsidiaries)
ITM Gmbh
Adam Internet
RLAN
Veracomp Sa
Systemas Y Servicios De Comu
ABSA Comunicaciones S.A.
Hutton Communications
Scansource Latin America
Equipements Scientifiques
Wireless Tech (Australia) Lt
Elmat S.P.A
Rikei Corporation
Photonix Communications Pty
Upgrade Communication As
Net Iletisim Ltd

TECHNOLOGIES UNDERLYING OUR PRODUCTS

We use internally developed core technologies and continue to invest in augmenting our expertise in networking, radio, digital signal processing (“DSP”) modem technologies, Media Access Control ("MAC") technologies and Radio Resource Management ("RRM") technologies.  We also participate as active members in international standards committees.

Networking Technology

To support the unlicensed WiMAX platforms and other products, we have developed or otherwise acquired, and continue to invest in, networking expertise in the areas of IP Access and Mobile IP that is particularly adapted for mobile WiMAX networks, ASN-GW, Point-to-Point Protocol Over Ethernet (“PPPoE”) tunneling, VPN and VoIP, based on industry standards, such as H.323, SIP and MGCP, and other Internet standards and protocols.  We have also developed, and are continuing to develop, know-how to satisfy market requirements with respect to quality of service, classes of services, committed information rate, maximum information rate, virtual LAN management and prioritization. We are developing access technology based on the IEEE 802.16-2004 and the IEEE 802.16e-2005 standards, as well as the WiMAX Forum™ technical specifications for both radio access and networking to further support the needs of customers using WiMAX. We have also developed a network management system that provides network surveillance, monitoring and configuration capabilities for all our products.

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

Digital Signal Processing ("DSP") Modem Technology

We maintain expertise in DSP and in modem design. Our capabilities include a hardware oriented design, as well as programmable DSP oriented design. Our modem design hinges on the Software Defined Radio paradigm. The extensive configurability of our base station modems, through Field Programmable Gate-Array (“FPGA”) and DSP reprogramming, allows us to readily introduce advanced features to our products and to follow amendments to emerging standards, including capability to upgrade deployed networks by downloading only software. Similarly, our CPE designs allow for upgradeability through over the air software download, simplifying our customers' operations.

We have also developed mixed signal ASICs containing DSP cores. Inclusion on-chip of analog-digital converters is instrumental to both cost reduction and power consumption reduction. First generation ASIC supports our IEEE 802.11-based FH-GFSK products, with the above-standard capability of delivering 3 Mbps, with automatic fall back to 2 Mbps and 1 Mbps as necessary. Our second generation ASIC is optimized for OFDM modulation, as used by the IEEE 802.11a/g standards and the IEEE 802.16a standard. This ASIC is based on proprietary programmable “very long instruction word” DSP architecture. The programmable architecture allows us to implement numerous beyond-standard capabilities, such as OFDMA extensions to the baseline OFDM mode.

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

Interference Immunity Suite

Alvarion’s interference immunity combines the beamforming inherent ability to suppress interference, the Dynamic Interference Handling (“DIH”) algorithm for continuous receiver parameter optimization according to the noise level, the Automatic Channel Selection (“ACS”) algorithm for optimal selection of the best operating channel, the Alvarion Rate Adaptation (“WARA”) for optimal rate selection for any environment, and the Down Tilted Antennas (“DTA”) and sector antennas capability to reject interference out of their field-of-view. Alvarion’s interference immunity suite leverages over a decade of outdoor Wi-Fi experience.

Multi-band Access

Alvarion’s multi-band access provides simultaneous 2.4 and 5 GHz band support for access services, addressing the growing usage of 5 GHz in handheld devices and laptops.

Integrated Backhaul

Alvarion’s integrated backhaul provides support in 2.4 and 5 GHz, with self-forming and self-healing, providing performance in both LOS and NLOS by leveraging Alvarion’s beamforming and 3x3:3 MIMO technologies.

Carrier Grade

Alvarion’s base stations are IP-67 outdoor rated and are designed for high reliability, quality of service and security. Alvarion base stations come with a complete set of FCAPS management and service provisioning tools.

WBSn Access Control embedded and WCC

The WBSn built-in Access Controller (“AC”) includes a powerful embedded AC function which enables access control and policy enforcement at the at the network edge. As a result of this, only policed traffic is backhauled, reducing backhauling capacity requirements and charges. Furthermore, the network is truly scalable with no single point of failure as the need for a powerful, data crunching centralized Access Controller is waived.

Wi-Fi Cloud Controller (“WCC”)

With large scale Wi-Fi networks the WCC acts as a mediation gateway to an operator’s core such as needed for Wi-Fi-3G/LTE mobility in trusted and untrusted non-3GPP network topologies.

IOT Labs and Activities

To support our OPEN Wi-Fi strategy and enable a strong ecosystem of Network Controllers, Clients, (such as Smart Phones), CPEs and devices by top industry vendors we have created our Inter-operability testing (IOT) capability which tests a variety of products for interoperability on an ongoing basis, with the goal of ensuring that customer specific configurations  are fully supported. We test products from a variety of vendors in an Alvarion network environment using Alvarion BaseStations and, on occasion, an Alvarion Access Controller, depending on the customer configuration.

SALES, MARKETING AND SUPPORT OF OUR PRODUCTS –

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

We currently obtain key components for our products from a limited number of suppliers, and in some instances from a single supplier.  In addition, some of the components that we purchase from single suppliers are custom-made. See Item 3.D – Risk Factors – “Our dependence on limited sources for key components of our products may lead to disruptions in the delivery and increased cost of our products, harming our business and results of operations.”

We are ISO 9001, ISO 14000 and ISO 18000 certified. Our contractors are ISO 9002 certified.

All our manufacturing locations in Israel and in the Philippines comply with RoHS regulations.

PROPRIETARY RIGHTS –

In order to protect our proprietary rights in our products and technologies, we rely primarily upon a combination of patents, trademarks, trade secrets, and copyrights, as well as confidentiality, non-disclosure and assignment of inventions agreements. The proprietary rights described above are material to our business and profitability. Because our proprietary rights are diversified and independent of each other, we believe that we are not dependent on any one patent. We have trademark registrations in Israel, the United States, the European Union and many other countries.  In addition, we have typically entered into nondisclosure, confidentiality and assignment of inventions agreements with our employees, our consultants and with some of our suppliers and customers who have access to sensitive information.  We cannot assure you that the steps taken by us to protect our proprietary rights will be sufficient to prevent misappropriation of our technology or independent development or the sale by others of products with features based upon, or otherwise similar to, those of our products.

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

THE COMPETITIVE ENVIRONMENT IN WHICH WE OPERATE –

The markets for our products are very competitive. Competition comes both from large network equipment vendors who have advantageous cost structure, scale advantage and can offer financing and turnkey solutions; and from smaller competitors providing lower end, lower cost solutions. We believe that the principal competitive factors in the markets for our products include:

•	price and price/performance ratio;
•	flexibility;
•	superior technology;
•	innovation;
•	service and spectrum regulation and product certifications;
•	end-to-end network integration;
•	eco system terminal and modem variety;
•	vendor financing;
•	ability to support new industry standards;
•	product time to market;
•	brand strength, go-to market capabilities and sales channels;
•	systems integration;
•	product stability;
•	financial stability of the vendor;
•	quality of service; and
•	value proposition - coverage and capacity capabilities.

Companies that compete with our products in the vertical markets include mainly Radwin, Redline, Proxim, and Ruckus Wireless. Companies that are engaged in the manufacture and sale or development of products that compete with our carrier-grade outdoor Wi-Fi products include Ruckus Wireless, Cisco, Altai, Aruba, GoNet, and BelAir (acquired by Ericsson). Other vendors in the 4G and Wi-Fi markets may become our competitors in the future.

Our products use wireless media, which also competes with alternative telecommunications transmission media, including leased lines, copper wire, fiber-optic cable, cable modems and satellite technologies. Our products compete with other wireless media technologies, including (i) 3G, HSPDA, HSUPA, EVDO and (ii) 4G, such LTE.

Many of our existing and potential competitors, have substantially greater resources including financial, technological, manufacturing, marketing and distribution capabilities, and enjoy greater recognition than we do.

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

GOVERNMENT REGULATION -

Our business is premised on the availability of certain radio frequencies for broadband communications.  Radio frequencies are subject to extensive regulation under the laws of each country and international treaties.  Each country has different regulation and regulatory processes for wireless communications equipment and uses of radio frequencies.  In the United States, our products are subject to FCC rules and regulations.  In other countries, our products are subject to national or regional radio authority rules and regulations.  Current FCC regulations permit license-free operation in FCC-certified bands in the radio spectrum in the United States. In Europe, our products are subject to European Telecommunications Standards Institute (ETSI) rules and regulations.  In other countries, the use of spectrum license, if any, and the purposes of such use, vary from country to country.  Most of our products are intended for the license-exempt bands, while others operate in licensed bands.  The regulatory environment in which we operate is subject to significant changes, the results and timing of which are uncertain.

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

C.           ORGANIZATIONAL STRUCTURE –

The following is a list of our subsidiaries, each of which is wholly-owned:

•	Alvarion, Inc., incorporated under the laws of Delaware, United States;

•	Alvarion Mobile, Inc.*, incorporated under the laws of Delaware, United States;

•	Alvarion SARL, incorporated under the laws of France;

•	Alvarion SRL, incorporated under the laws of Romania;

•	Alvarion Asia Pacific Ltd., incorporated under the laws of Hong Kong;

•	Alvarion do Brasil LTDA, incorporated under the laws of Brazil;

•	Alvarion Uruguay SA, incorporated under the laws of Uruguay;

•	Alvarion Japan KK, incorporated under the laws of Japan;

•	Alvarion Israel (2003) Ltd., incorporated under the laws the State of Israel;

•	Alvarion Spain, S.L, incorporated under the laws of Spain;

•	Alvarion Tadipol* Sp.z o.o., incorporated under the laws of Poland;

•	Alvarion Telsiz Sistemleri Ticaret A.Ş, incorporated under the laws of Turkey;

•	Alvarion de Mexico S.A de C.V, incorporated under the laws of Mexico;

•	Alvarion Philippines incorporated under the laws of Philippines;

•	Alvarion South Africa (Pty) Ltd., incorporated under the laws of South Africa;

•	Alvarion Italy SRL incorporated under the laws of Italy;

•	Alvarion Singapore PTE Ltd., incorporated under the laws of Singapore.

•	India 4Motion Broadband Wireless Network Private Limited, incorporated under the laws of India;

•	Alvarion Singapore PTE Ltd., Taiwan Branch Preparatory Office incorporated under the laws of Taiwan.

•	Alvarion del Ecuador S.A, incorporated under the laws of Ecuador;

•	Alvarion Chile LIMITADA, incorporated under the laws of Chile;

•	Alvarion S.A., incorporated under the laws of Argentina;

•	Alvarion Costa Rica S.A, incorporated under the laws of Costa Rica;

•	Alvarion Canada Ltd, incorporated under the laws of Canada;

•	Interwave Communication Inc*, incorporated under the laws of Delaware, United States;

•	PT. Alvaritech Indonesia, incorporated under the laws of Indonesia;

•	Wavion, Inc., incorporated under the laws of Delaware, United States; and

•	Wavion Ltd , incorporated under the laws of Israel.

* Indirectly owned.

D.           PROPERTY, PLANTS AND EQUIPMENT

We do not own any real estate.  As of December 31, 2012, we leased an aggregate of approximately 157,135 square feet in Tel-Aviv, Israel for annual lease payments (including management fees) of approximately $3 million and incurred annual parking expenses in connection with these leases of approximately $0.4 million (21% of these expenses are attributed to our continuing operations). We have been occupying our main premises since April 2001. These premises serve as our corporate headquarters, as well as the site at which we conduct our main research and development activities and some quality assurance, final assembly and testing operations. The lease agreement for our main premises is effective until 2013. We also lease approximately 18,320 square feet of office facilities located at 5 Hamada Street, Yokneam Illit, Israel, at an annual rent of approximately $0.27 million. These premises serve as the corporate headquarters of our subsidiary in Israel, Wavion Ltd.  We also leased approximately 12,647 square feet of office facilities located at 555 N. Mathilda Avenue, Suite 210, Sunnyvale, CA 94085, at an annual rent of approximately $0.2 million (which was terminated in April 2012). We also had an additional office in Maryland located at 6701 Democracy Blvd., Suite 300, Bethesda, MD, at an annual rent of approximately $0.1 million (which was terminated in May 2012).  We also lease approximately 30,171 square feet of office facilities in Romania, at an annual rent of approximately $0.7 million (22% of these expenses are attributed to our continuing operations).  These premises serve as the corporate headquarters of our Romanian subsidiary, Alvarion SRL, and as our principal research and development and technical support office in Romania. In addition, we lease office space for the operation of our facilities in Miami, France, China, Poland, Italy, South Africa, India and Spain. Some of the office space was vacated as part of our restructuring process (84,852 square feet of our headquarters in Tel – Aviv, Israel and 21,528 square feet of our offices in Romania) and we continue to assess our needs and are continually vacating additional portions our of our lease property in an effort to decrease our expenses. We believe that the facilities we currently lease are adequate for our current requirements.

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

Our solutions are usually used in a point-to-multipoint, point-to-point and public Wi-Fi architecture and address a wide scope of end-user profiles, from the consumers, residential and SOHO markets, through SMEs and multi-tenant units/multi-dwelling units as well as applications in various vertical markets.

Our products operate primarily in the license-exempt bands and comply with various industry standards.  Our core technologies include spread spectrum radio, linear radio, digital signal processing, modems, MAC, IP-based mobile switches, compact mobile networks, networking protocols and VLSI. We have intellectual property rights in these technologies.

In 2010, we began to evaluate potential new directions in addition to our core WiMAX products.  At the conclusion of this strategic evaluation process, our board of directors determined that we should focus on complementary solutions for mobile operators.

On November 23, 2011, we completed the acquisition of Wavion, a provider of outdoor Wi-Fi applications for metro and rural areas with deployments in more than 75 countries.  Featuring Wavion Base Stations with 802.11n in 2.4 GHz and 5 GHz unlicensed bands and in the 700 MHz licensed band, Wavion offers end-to-end solutions including access, backhaul, CPEs, management and service provisioning tools.  The acquisition was for total consideration of approximately $28.4 million in cash (including a $2.7 million performance earn-out which was paid).

Throughout 2011 and 2012, we continued to manufacture and sell our WiMAX based products and continued to enter into contracts with new and existing customers and make necessary commitments to purchase raw materials to manufacture the WiMAX products.

For the purpose of financing the acquisition of Wavion in November 2011, we obtained a $ 30 million secured credit facility from SVB.  We determined to finance the acquisition rather than use our cash on hand in order to retain available cash to meet the substantial working capital needs of our WiMAX business while growing our new Wi-Fi business.

  During 2011, we implemented a restructuring plan including the layoff of approximately 194 employees as well as the vacating of certain leased premises. Nonetheless, we continued to incur substantial losses, which were primarily the result of decline in revenues, increased competition which led to a decline in our profitability, and our inability to adapt our cost structure quickly enough to meet the reduction in revenues. Following the launch of Wavion’s WBSn product, we noted certain problems with the stability of the product. We subsequently undertook intensive efforts to improve the stability of the WBSn product and relaunched the product in the first quarter of 2013.  While we continued sales of the WBS product, our sales decreased significantly in the second half of 2012 as the market was quickly migrating to the new 802.11n standard.

During 2012, in particular in light of the significant cash requirements to fund the WiMAX business and the limited availability of credit both in the market generally and to Alvarion in particular, we were also evaluating various alternatives to exit the WiMAX business. As part of this process, we established the BWA Division, which included all of Alvarion’s licensed WiMAX business on a stand-alone basis. During 2012, we negotiated with a number of potential buyers for the BWA Division, but we could not reach an agreement.  In the meantime, this business continued to general significant losses for Alvarion and had a negative impact on working capital.

Alvarion’s other Vertical Products, primarily the BreezeMAX Extreme and BreezeACCESS VL performed relatively well during 2012, however as these products have been on the market for a number of years, their sales did not grow in comparison to previous years. Due to our financial difficulty we were only capable of devoting relatively limited resources to developing replacements for these legacy products.

As a result of the difficulty we experienced with the launch and marketing of our WBSn product and our lack of success in disposing of the BWA Division, with respect to which we were required to continue to provide services to our customers and meet contractual commitments, we continued to suffer substantial losses during 2012. Our cash position was further negatively affected by our required principal and interest payments on the SVB Loan, as well as the closure of previously available credit lines with various Israeli banks.  The foregoing led to our monetizing various assets that we had available such as the sale of a portion of our patent portfolio in September and November 2012 to Wi-LAN for $16.8 million (with respect to which we received an additional $1.5 million in May 2013) and the Nortel Debt in October 2012 for $5.2 million.

As noted above, the need to service the SVB Loan was negatively affecting our cash position and, as a result of our performance, we breached various financial covenants under the SVB Loan.   As a result, we entered into a number of modifications and amendments to the terms and conditions of the SVB Loan.  As part of those modifications and amendments and since our patent portfolio and the Nortel Debt that we sold were pledged in favor of SVB as security for the SVB Loan, we were required, through May 12, 2013, to repay an aggregate amount of approximately $25 million in principal amount of the SVB Loan, which further harmed our cash position.

On February 21, 2013, we entered into a definitive agreement with Telrad, pursuant to which Telrad acquired the BWA Division. The transaction was completed on May 10, 2013, and pursuant to the finally agreed terms, the consideration in the transaction is $4.0 million, with the first payment of $1.3 million payable at closing. We may also receive certain performance –based milestone payments of up to $7.7 million.   As further described below, except as otherwise stated, our financial results present only our continuing business and reflect the BWA Division as discontinued operations for all periods covered thereby.

On December 10, 2012 we announced our intention to effect a reverse share split of our Ordinary Shares in a ratio of 1:10.  Following execution of the reverse share split, our shareholders received one ordinary share of Alvarion for every 10 ordinary shares held by them, with fractional shares rounded up. The reverse share split was intended to increase our per share trading price to satisfy the $1.00 minimum bid price requirement for the continued listing on the NASDAQ Capital Market. The reverse share split became effective on April 2, 2013.

In 2012, our revenues decreased by 30.8% to approximately $49.9 million from approximately $72.2 million in 2011, primarily due to decreased sales of our BreezeACCESS VL and BreezeNET B products for which we have not developed sufficient replacements, delays in introduction of new products, aggressive competition, and the continued effects of the global economic slowdown.

During 2012 our gross margins decreased to approximately 32.5% of our revenues, compared to approximately 46.1% of revenues in 2011.  This decrease in gross margin is mainly due to the write-off of excess and obsolete inventory in 2012 as a result of demand for our products (primarily WiMAX) being lower than the estimated amounts on which we based the quantity of our products that we manufactured and due to cancelations of projects during the year. In addition, the aggressive competition which we faced, the continued effects from the global economic slowdown and the limited availability of credit in the global capital markets contributed to the decline in gross margin.

During 2012, our net loss from continued and discontinued operations amounted to approximately $(55.9) million compared to a net loss of approximately $(33.8) million in 2011. This increase in net loss was primarily a result of the impairment of the fair value of the BWA Division based on its December 31, 2012 selling price.

Our operating expenses decreased to $ 36.4 million in 2012 compared to $ 43 million in 2011 mainly due to the $6 million of restructuring costs included in operating expenses for 2011 and the decrease in 2012 of the operating expenses resulting from the cost reductions.

As a result of the foregoing, our working capital deteriorated during 2012 and this deterioration has continued into 2013.  Our limited working capital has resulted and may continue to result in delays of shipments of our products, which has and may continue to have a material adverse effect on our revenues and profitability. The report of our independent registered public accounting firm with respect to our financial statements for the years ended December 31, 2012 and 2011 includes an explanatory paragraph that states that our declining sales, recurring losses and negative cash flows from operations, and our excess of credit line over cash and cash equivalents as well as uncertainty in meeting credit line covenants raise substantial doubt about our ability to continue as a going concern.   We are currently seeking to raise additional capital and continuing to seek to reduce costs and increase sales, particularly of our new products, in order to improve our working capital position and continue to operate as a going concern.  We cannot ensure that we will be able to obtain funding on terms that will be acceptable to us or at all.  If we are unable to obtain additional financing for working capital, product development, launch and support or for our other capital requirements, we would be required to curtail our business operations further or cease our operations entirely.

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

Allowance for doubtful accounts amounted to $0.3 million and $4.1 million as of December 31, 2011 and 2012, respectively. The balance as of December 31, 2012, includes a doubtful debts provision from the Wavion acquisition of $0.3 million. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and there may be an effect in the Company's ability to collect customers' debts in a timely manner or at all and this may result in increased bad debt expense.

Total doubtful debts expenses during 2010, 2011 and 2012 amounted to $1.0 million, $0.9 million and $3.9 million, respectively. Total write-offs amounted $ 0 million, $0.6 and $0.1 million in 2010, 2011 and 2012, respectively.

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

Note 2h to our financial statements describes the write-offs and provisions that we made and recorded in 2010, 2011 and 2012 to reflect the decline in our expectations about the value of inventory, which had become excessive, unmarketable or otherwise obsolete or the inventory of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales which we did not consummate. In addition, changes in demand, which result in increased demand for our products, may lead to utilization of our previously written-off products. Note 2h to our financial statements describes the effect of the utilization of the related products of our prior years’ written-off components, which are reflected in our revenues without additional cost in the cost of sales in the period the inventory was utilized.

If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory allowances and our gross margin could be adversely affected. For example, in 2012, we were required to write-down a significant amount of inventory due to demand for our products that was lower than we had anticipated. In addition, if the demand for our products increases beyond our expectations following a write-off of inventory, we may need to further utilize our previously written-down inventory. Such utilization may contribute to our gross margin in future periods. Inventory management remains an area of management focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

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

The acquisition of Wavion in November 2011 has been incorporated into the single reportable segment of the Company. Nevertheless, Wavion was considered its own reporting unit in 2011 and 2012. As part of the Wavion acquisition, the Company recorded goodwill in an amount of $13.1 million. No impairment has been recorded in 2012 based on the impairment analysis performed by the Company. As a result of the discontinued operation of BWA division for the year ended December 31, 2012 the Company operated in one operating segment comprised of a single reporting unit.

Warranties.  We provide for the estimated cost of product warranties at the time the product is shipped. Our products sold are covered by a warranty for periods ranging from 16 to 21 months.  We accrue a warranty reserve for estimated costs to provide warranty services.  Our estimate of costs to service the warranty obligations is based on historical experience and expectation of future conditions. We accrue for warranty costs as part of our cost of sales based on associated material costs and technical support labor costs. Material cost is primarily estimated based upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is primarily estimated based upon historical trends in the rate of customer calls and the cost to support the customer calls within the warranty period. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase, resulting in decreased gross profit.

Stock-Based Compensation Expense.  We account for equity-based compensation in accordance with ASC 718 “Compensation - Stock Compensation”. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Stock-based compensation expense recognized under ASC 718 for 2010, 2011 and 2012 was $1.8 million, $1.7 million and $0.9 million, respectively. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted. Our stock based compensation expense decreased in 2012 as a result of the cost reduction that we implemented during the year and a decrease in the number of our principal granted options.

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model and for restricted stock units and options granted with par value exercise price, the fair value is calculated by multiplying the share price at the date of grant with the number of options granted. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States bonds treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use historical behavioral patterns rates of employee groups by job classification. In 2012, the expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. Our expected dividend rate is zero since we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future.

Deferred Taxes.  We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. In addition, we are subject to the continuous examination of our tax returns by the local tax authorities in each country that we have established corporations. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. A full valuation allowance was provided for the period ending December 31, 2012.

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

Business Combination. We apply the provisions of ASC 805 "Business Combination", accordingly we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements, the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio and discount rates.Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

Discontinued Operations.   As of December 31, 2012, our management determined to sell our BWA Division and the sale of the BWA Division was completed on May 10, 2013. Under the final terms agreed, we will receive a consideration of $4.0 million, paid in installments over four quarters, with the first payment of $1.;35 million payable at closing. In addition, we may receive certain performance based milestone payments of up to $7.7 million.

Under ASC 205, "Presentation of Financial Statements - Discontinued Operation" when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its  component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from our consolidated operations and we will have no significant continuing involvement in the operations of the component.

The BWA Division has been considered a "component of the entity" since it comprises of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company's operations. Further, since no significant cash outflow or cash inflow are expected to be generated or paid by the Company in respect of the discontinued operation and we will have no significant continuing involvement in the operations of the component after the division is sold, the component meets the criteria to be considered as discontinued operation.

As a result, the assets and liabilities of the component were retroactively adjusted and classified as discontinued assets and liabilities as of December 31, 2011 and 2012 and the component's operation results and cash flows for the years ended December 31, 2010, 2011 and 2012 were retroactively adjusted and classified separately as net loss from discontinued operations.

Results of Operations –

As previously noted, except as otherwise stated, our results of operations represent only our continuing business and reflect the BWA Division as discontinued operations for all periods covered thereby.

The following tables present our total revenues attributed to the geographical regions based on the location of our customers for the years ended December 31, 2010, 2011 and 2012:

	2010		2011		2012
	Total		Total
	revenues	Percentage	revenues	Percentage	revenues	Percentage
				Of sales
	In thousands	Of sales	In thousands		In thousands	Of sales
North America (including the United States & Canada)	$14,679	20%	$16,822	23%	$8,720	17%
Europe (without, Italy)	24,640	33%	16,640	23%	8,262	17%
Italy	10,610	14%	9,291	13%	2,947	6%
Asia (without China)	7,466	10%	6,230	9%	6,949	14%
China	3,922	5%	7,193	10%	11,323	23%
Others	13,697	18%	16,097	22%	11,748	23%

	$75,014	100%	$72,273	100%	$49,949	100%

(1)	We have listed Italy and China separately within this table because each of these countries generated at least 10% of our total revenues during at least one of the last 3 years.

The following tables set forth, for the periods indicated, selected items from our consolidated statement of operations in U.S. dollars in thousands and as a percentage of total sales:

	Year Ended December 31,
	2010(*)	2011(*)	2012
	(In thousands)
Sales
Products	$72,090	$69,457	$48,278
Services	2,924	2,816	1,671
Total Sales	75,014	72,273	49,949

Cost of sales
Products	35,616	33,582	24,972
Services	1,480	3,911	2,354
Write-off of excess inventory and provision for inventory purchase commitments	2,093	1,433	6,385

Gross profit	35,825	33,347	16,238

Operating costs and expenses:
Research and development, gross	8,440	12,552	14,825
Less – grants and participations	536	1,844	2,161
Research and development, net	7,904	10,708	12,664
Selling and marketing	13,801	18,304	13,177
General and administrative	4,364	5,170	7,182
Amortization of intangible assets	-	186	2,235
Restructuring and other charges	1,787	6,020	-
Acquisition related expenses	-	2,622	1,102

Total operating costs and expenses	27,856	43,010	36,360

Operating income (loss)	7,969	(9,663)	(20,122)

Financial expenses, net	(99)	(1,015)	(2,895)

Income (loss) before tax	7,870	(10,678)	(23,017)

Taxes on income	894	-	-

Net income ( loss) from continuing operations	6,976	(10,678)	(23,017)
Net loss from discontinued operations	(105,455)	(23,144)	(32,892)

Net loss	$(98,479)	$(33,822)	$(55,909)
Other comprehensive income (loss)
Unrealized gains (losses) on foreign currency cash flow hedges	474	(5,273)	3,513

Total comprehensive (loss)	$(98,005)	$(39,095)	$(52,396)

(*) Adjusted for discontinued operations

	Year Ended December 31,
	2010(*)	2011(*)	2012
	(As a percentage of sales)
Statement of Operations Data:
Sales
Products	96.1	96.1	96.7
Services	3.9	3.9	3.3
Total Sales	100.0	100.0	100.0
Cost of sales
Products	47.5	46.5	50.0
Services	2.0	5.4	4.7
Write-off of excess inventory and provision for inventory purchase commitments	2.8	2.0	12.8
Gross margin	47.7	46.1	32.5
Operating costs and expenses:
Research and development, gross	11.2	17.4	29.7
Less – grants and participations	(0.7)	(2.6)	(4.4)
Research and development, net	10.5	14.8	25.3
Selling and marketing	18.4	25.3	26.4
General and administrative	5.8	7.2	14.4
Amortization of intangible assets	-	0.3	4.5
Restructuring and other charges	2.4	8.3	-
Acquisition related expenses	-	3.6	2.2

Total operating expenses	37.1	59.5	72.8

Operating income (loss)	10.6	(13.4)	(40.3)

Financial expenses, net	(0.1)	(1.4)	(5.8)

Income (loss) before tax	10.5	(14.8)	(46.1)

Taxes on Income	1.2	-	-

Net income (loss) from continuing operations	9.3	(14.8)	(46.1)

Net (loss) from discontinued operations	(140.6)	(32)	(65.8)

Net loss	(131.3)	(46.8)	(111.9)
Other comprehensive income (loss)
Unrealized gains (losses) on foreign currency cash flow Hedges	0.6	(7.3)	7.0
Total comprehensive (loss)	(130.7)	(54.1)	(104.9)

(*) Adjusted for discontinued operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Sales. Sales in 2012 were approximately $49.9 million, a decrease of approximately 30.9% compared to sales of approximately $72.3 million in 2011. This decrease was primarily due to a decrease in sales in 2012 of our legacy BreezeACCESS VL and BreezeNET B products for which we have not developed sufficient replacements compared to 2011, minimal sales of our WBSn product due to certain problems in its stability and capacity following its introduction in 2012, aggressive competition, and the continued effects of the global economic slowdown.

Sales in APAC accounted for approximately 36.6% of our sales in 2012 and totaled approximately $18.3 million, which represents an increase of approximately 36.6% compared to our 2011 sales in these regions which were approximately $13.4 million or 18.6% of our sales. This increase is primarily attributed to sales of the Company’s Wi-Fi products to a major customer in China. Sales in Europe, the Middle East and Africa accounted for approximately 32.4% of our sales in 2012 and totaled approximately $16.2 million, which represents a decrease of approximately 48.2% compared to our 2011 sales in these regions which were approximately $31.3 million or 43.3% of our sales. This decrease resulted from the economic crisis in Europe , lack of suitable replacement to our BreezeACCESS VL, increased competition, and a decision of a major customer in Italy to reduce its purchases from us in 2012. Sales in Central and Latin America accounted for 13.6% of our sales in 2012 compared to 14.8% of our sales in 2011. Sales in North America accounted for approximately 17.5% of our sales in 2012, compared to 23.3 % in 2011.

In each of 2011 and 2012, a single customer (different customer in each year) accounted for more than 10% of our revenues. We believe that due to the nature of our agreements and the associated large initial payments due, the identity of major customers generally varies from quarter to quarter and we do not believe that we are materially dependent on any one specific customer or any specific small number of customers.

Cost of Sales.  Cost of sales for products and services consists primarily of cost of components, product manufacturing and assembly, labor, overhead and other costs associated with production. Cost of sales was approximately $ 27.3 million in 2012, a decrease of 27.2% compared to cost of sales of approximately $ 37.5 million in 2011 primarily due to lower revenues in 2012 compared to 2011. Cost of sales as a percentage of sales were approximately 54.7% and 51.9% for 2012 and 2011, respectively. The main reason for the decrease in our gross margins during 2012 was the inventory write-off that we booked based on lower than anticipated demand for our products (particularly unlicensed products, other than our Wi-Fi products) and cancellation of customer orders during the year.

        Write-off of excess inventory and provision for inventory purchase commitments. We periodically assess our inventories valuation in relation to obsolete and slow-moving items based on revenue forecasts and technological obsolescence. If inventories on-hand exceed our estimates or become obsolete.  This would result in a charge to our statement of operations and a corresponding reduction in our inventory and shareholders’ equity. Changes in demand for our products and in our estimates for demand create changes in provisions for obsolete inventory. As part of our ordinary course of business we evaluate, on a quarterly basis, our actual inventory needs versus our sales projections and write-off excess inventory and un-cancelable purchase commitments from our suppliers and subcontractors. As a result, we record charges related to the write-off of excess inventory and accrued a provision for inventory purchase commitments of new materials and components that we had purchased or committed to purchase in anticipation of forecasted sales that we did not consummate.

Write-off of excess inventory and provision for inventory purchase commitments increased to approximately $6.4 million for the year ended December 31, 2012, compared to approximately $1.4 million for the year ended December 31, 2011.  This increase was primarily due to our write-off of excess and obsolete inventory in 2012, which resulted from lower than anticipated demand for our products and cancellation of customer orders during the year and our accrual of a provision for inventory purchase commitments.

Research and development expenses, net.  Gross research and development expenses consists primarily of employee salaries, development-related raw materials and subcontractors, and other related costs partially offset by research and development funding. Gross research and development expenses were approximately $ 14.8 million in 2012, an increase of approximately 18.4% compared to gross research and development expenses of approximately $12.5 million in 2011. This increase was primarily due to the inclusion of a full year in 2012 of research and development expenses relating to the business acquired from Wavion in November 2011 and the additional research and development expenses relating to the work that was required to stabilize the WBSn product during 2012.  Gross research and development as a percentage of sales was 29.7% in 2012, compared to 17.4% in 2011.  Grants and other participations for funding approved research and development projects totaled approximately $2.2 million in 2012 and $1.8 million in 2011. Research and development expenses, net, were approximately $12.7 million in 2012, compared to approximately $10.7 million in 2011.

Selling and marketing expenses.  Selling and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in selling and marketing activities, promotion, advertising, trade shows and exhibitions, travel and related expenses. Selling and marketing expenses were approximately $13.2 million in 2012, a decrease of approximately 27.9% compared to selling and marketing expenses of approximately $ 18.3 million in 2011.  This decrease was primarily attributable to the impact in 2012 of our cost reduction initiatives that were approved in 2011. Selling and marketing expenses as a percentage of sales were 26.4% in 2012 compared to 25.3% in 2011.

General and administrative expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance, insurance costs, professional fees and other administrative costs.  General and administrative expenses were approximately $7.2 million in 2012, an increase of approximately 38.5% compared to general and administrative expenses of approximately $ 5.2 million in 2011. This increase resulted from the amounts we recorded in 2012 for doubtful accounts. General and administrative expenses as a percentage of sales increased to 14.4% in 2012 from 7.2% in 2011.

Amortization of intangible assets.  Amortization of intangible assets was $2.2 million in 2012 compared to $0.2 million recorded in 2011, which reflected a full year of amortization of intangible assets recorded in connection with our acquisition of Wavion in November 2011.

Restructuring costs. During 2011, we implemented a restructuring plan including the layoff of approximately 194 employees in 2011 as well as the vacating of certain leased premises.  As a result, we recorded a restructuring charge of approximately $6.0 million in 2011 which primarily consists of employees' termination benefits, lease abandonment and repayment of grants.  There were no such costs in 2012.

Financial expenses, net.  Financial expenses, net, were $2.9 million in 2012, compared to financial expenses, net, of approximately $1.0 million in 2011.  The increase in financial expenses is attributed mainly to a full year of interest in 2012 on the SVB Loan.

Net loss.  In 2012, net loss from continuing operations was approximately $(23.0) million, compared to a net loss of approximately $(10.7) million in 2011.  In 2012, net loss from discontinued operations was approximately $(32.9) million which included a loss of approximately $(17.3) million from the fair value impairment to selling price of the BWA Division in addition to the operating loss from the discontinued operations, compared to a net loss of approximately $(23.1) million in 2011, which included the restructuring charge of $(6) million related to the BWA Division.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Sales in 2011 were approximately $72.3 million, a decrease of approximately 3.6% compared to sales of approximately $75 million in 2010.

Sales in APAC reached approximately 18.6% of our sales in 2011 and totaled approximately $13.4 million, which represents an increase of approximately 17.5% compared to our 2010 sales in these regions which were approximately $11.4 million or 15.2% of our sales. Sales in Europe, the Middle East and Africa reached approximately 43.3% of our sales in 2011 and totaled approximately $31.3 million, which represents a decrease of approximately 19.5% compared to our 2010 sales in these regions which were approximately $38.9 million or 51.8% of our sales.The decrease in our sales in sales in Europe, the Middle East and Africa resulted from the crisis in the European economy and intense completion. Sales in Central and Latin America accounted for 14.8% of our sales in 2011 compared to 13.4% of our sales in 2010. Sales in North America accounted for approximately 23.3% of our sales in 2011, compared to 19.5% in 2010.

In 2011, one customer accounted for more than 10% of our revenues.  In 2010, no customer accounted for more than 10% of our revenues.

        Cost of sales.  Cost of sales for products and services consists primarily of cost of components, product manufacturing and assembly, labor, overhead and other costs associated with production. Cost of sales was approximately $37.5 million in 2011, compared to cost of sales of approximately $37.1 million in 2010. Cost of sales as a percentage of sales were approximately 51.9% and 49.5% in 2011 and 2010, respectively.

Write-off of excess inventory and provision for inventory purchase commitments. Write-off of excess inventory and provision for inventory purchase commitments was approximately $1.4 million for the year ended December 31, 2011 compared to approximately $2.1 million for the year ended December 31, 2010.

Research and development expenses, net.  Gross research and development expenses were approximately $12.5 million in 2011 compared to gross research and development expenses of approximately $8.4 million in 2010. This increase was primarily due to greater investment in research and development in 2011 compared to 2010.  Gross research and development, as a percentage of sales was 17.4% in 2011, compared to 11.2% in 2010.  Grants and other participations for funding approved research and development projects totaled approximately $1.8 million in 2011 and $0.5 million in 2010. Research and development expenses, net, were approximately $10.7 million in 2011, compared to approximately $7.9 million in 2010.

Selling and marketing expenses.  Selling and marketing expenses were approximately $18.3 million in 2011 compared to selling and marketing expenses of approximately $13.8 million in 2010.  This increase was primarily due to greater sales and marketing activity in 2011 from the increased focus on the unlicensed market in 2011. Selling and marketing expenses as a percentage of sales were 25.3% in 2011 compared to 18.4% in 2010.

General and administrative expenses. General and administrative expenses were approximately $5.2 million in 2011 compared to general and administrative expenses of approximately $4.4 million in 2010. This increase is related primarily to our increased focus on the unlicensed market in 2011.  General and administrative expenses as a percentage of sales increased to 7.2% in 2011 from 5.8% in 2010.

Amortization of intangibles assets.  As a result of acquisition of Wavion in November 2011, we had annual amortization charges of approximately $0.2 million recorded in 2011.

Restructuring costs. During 2011 and 2010, we implemented separate restructuring plans including the layoff of approximately 194 employees in 2011 and approximately 160 employees in 2010 as well as the vacating of certain leased premises.  As a result, we recorded a restructuring charge of approximately $6.0 million in 2011 and approximately $1.8 million in 2010, which primarily consists of employees' termination benefits, lease abandonment and repayment of grants.

Financial expenses, net.  Financial expenses, net, were $1.0 million in 2011, compared to financial expenses, net, of approximately $0.1 million in 2010.  The increase in financial expenses is attributed mainly to the inflation in the currency change between the Dollar and other currencies and interest on the SVB Loan which was obtained in November 2011.

Net income (loss).  In 2011, net loss from continuing operations was approximately $(10.7) million, compared to a net income of approximately $7 million in 2010. In 2011, net loss from discontinued operations was approximately $(23.1) million, compared to a net loss of approximately $(105.4) million in 2010 which included impairment of goodwill and intangible assets in the sum of $ (57.1) million.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	Israeli devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation %

2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9

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

Going Concern Uncertainty

The report of our independent registered public accounting firm with respect to our financial statements for the years ended December 31, 2012 and 2011 includes an explanatory paragraph that states that our declining sales, recurring losses and negative cash flows from operations and our excess of credit line over cash and cash equivalents as of December 31, 2013 as well as uncertainty in meeting credit line covenants raise substantial doubt about our ability to continue as a going concern.   In order to continue as a going concern we will need to obtain funding in order to finance our working capital and sustain our ongoing operations and additional capital to enable product development and market growth.  While we are currently actively seeking additional funding, we cannot ensure that we will be able to obtain funding on terms that will be acceptable to us or at all.  If we are unable to obtain additional financing for working capital, product development, launch and support or our other capital requirements we would be required to curtail our business operations further or cease our operations entirely.

Balance Sheet and Cash Flows

Total cash, cash equivalents, short-term and long-term marketable securities and deposits were $14.4 million as of December 31, 2012, a decrease of approximately $50 million or 77.6% from $64.4 million at December 31, 2011.  Total cash, cash equivalents, short-term and long-term marketable securities and deposits as of December 31, 2011 reflected a decrease of approximately $18.9 million or 22.7% from $83.3 million at December 31, 2010.

Total cash and cash equivalents as of December 31, 2012 were $9.8 million, a decrease of $48 million or 83% from $57.8 million at December 31, 2011.  The decrease primarily resulted from net losses incurred in 2012 which were driven by lower sales and higher ongoing expenses from our BWA Division which was sold to Telrad in May 2013, and by early prepayment of principal.  Total cash and cash equivalents as of December 31, 2011 were $57.8 million, a decrease of $3.5 million or 5.8% from $61.3 million at December 31, 2010.

Our continuing operating activities used cash of approximately $23.3 million and $4.0 million in 2012 and 2011, respectively. Our continuing operating activities provided cash of approximately $14.3 million in 2010. Our discontinued operating activities used cash of approximately $2.9 million, $14.0 million and $36.7 million in 2012, 2011 and 2010, respectively.  The cash flows used in operating activities for 2012 consisted primarily of adjusted net loss (net loss as adjusted for non-cash activities, including stock-based compensation expenses, depreciation of fixed assets and amortization of intangible assets) plus a decrease in trade payables, decrease in other accounts payable and accrued expenses partially offset by, a decrease in inventories, a decrease in accounts receivable, a decrease in other accounts receivable and prepaid expenses. The cash flows used in operating activities for 2011 consisted primarily of adjusted net loss (net loss was adjusted for non-cash activities, including stock-based compensation expenses, depreciation of fixed assets and amortization of intangible assets) plus a decrease in accounts payable and accrued expenses and a decrease in trade payables, partially offset by a decrease in inventories, a decrease in other accounts receivable and prepaid expenses and a decrease in trade receivables. The cash flows provide by the operating activities for 2010 consisted primarily of net income adjusted for non-cash activities, including stock-based compensation expenses and depreciation of fixed assets and an increase in trade payables decrease in trade receivables partially offset by a decrease in other accounts payable and accrued expenses, increase in other accounts receivable and prepaid expenses and an increase in inventories.

Our cash used in continuing investing activities was approximately $1.5 million and $ 10.8 million in 2012 and in 2011, respectively. Our cash provided by the continuing investing activities was approximately $24.0 million in 2010. Our cash used in discontinued investment activities was approximately $1.3 million, $1.7 million and $9.6 million in 2012, 2011 and 2010, respectively. In 2012, our investing activities provided proceeds from the maturity of marketable securities and proceeds from the maturity of bank deposits in the total sum of approximately $ 6.6 million, which were offset by investments in bank deposits, marketable securities, restricted cash, fixed assets and the final payment which was made in respect with the acquisition of Wavion of $2.7 million. In 2011, our investing activities consisted mainly of the acquisition of Wavion ($24.6 million), investments in bank deposits of $4.9 million, and investments in fixed assets, which were partially offset by proceeds from the maturity of marketable securities and proceeds from maturity of bank deposits. In 2010, our investing activities provided proceeds from the maturity of marketable securities and proceeds from the maturity of bank deposits, which were partially offset by investments in bank deposits, marketable securities and fixed assets and investment in convertible promissory notes of one of our customers.

Capital expenditures were approximately $0.8 million, $1.7 million and $2.5 million in 2012, 2011 and 2010, respectively.  These expenditures principally financed the purchase of research and development equipment and manufacturing equipment.

Our cash used in financing activities was $19.0 million in 2012. Our continuing financing activities provided cash of approximately $27 million in 2011 and $0.1 million in 2010. In 2012, our financing activities consisted mainly of the repayment of the SVB Loan in the sum of $19 million. In 2011, our financing activities consisted mainly of the amount attributable to receipt of the SVB Loan relating to the purchase of Wavion during the year, offset by a repayment by Wavion of a long term loan. In 2010, the amount of cash provided by financing activities was attributable to proceeds from the issuance of shares in connection with the exercise of employees’ options in the amount of approximately $0.1 million.

Accounts Receivable, Net.  Accounts receivable, net was $10.3 million and $18.9 million as of December 31, 2012 and 2011, respectively. The decrease in the accounts receivable balance as of December 31, 2012 was mainly a result of lower sales during 2012.  DSOs as of December 31, 2012 and 2011 were 74 days and 94 days, respectively.  We expect that our DSOs will increase to a range of between 100 to 120 days during 2013 as a result of our customers requesting more favorable payment terms as a result of increased competition.

Inventories.  Inventories were $9.3 million as of December 31, 2012 compared to $10.4 million as of December 31, 2011. This decrease of inventory was mainly due to the usage of our inventory for sales during 2012 and due to an inventory write-off. Inventories consist of raw materials, work in process and finished goods and inventories at customer sites that are not yet recognized as revenues. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We are focusing our operational efforts to increase inventory turns in order to enhance our responsiveness to future customers’ needs and market changes.  Our inventory turns were approximately 2.95 times in 2012 and approximately 3.6 times in 2011.

Credit Facility

On June 21, 2011, the Company entered into the SVB Loan with SVB, whereby SVB provided a $30 million loan for the financing of the Wavion acquisition. As part of the transaction, the Company pledged all of its assets under a floating charge, and created a fixed charge on its IP rights and receivables. The SVB Loan contains various provisions related to compliance with financial covenants, restrictive covenants, including negative pledges, and other customary commitments, contained in credit facility agreements of this type.  The terms of the SVB Loan were amended to modify the structure of the loan, from a term loan to a revolving line of credit.

As of December 31, 2012, the loan was defined as a revolving line of credit. As such, the outstanding balance has been classified as revolving credit line.

In respect of the credit line provided, we are required to meet certain financial covenants which include non-GAAP adjusted profit/loss and quick asset ratio.  As of December 31, 2012, we were in full compliance with the covenants as defined in the amended Agreement.

In connection with amendments to the SVB loan and the sales of certain of our assets and businesses, we repaid principal on the SVB Loan in the aggregate amount of $24.6 million.  In addition, we are required to pay an additional $2.15 million of the proceeds of the sale of the BWA Division during the year following the closing of such sale.

On May 12, 2013, we entered into an amended and restated loan and security agreement with SVB governing the SVB Loan.  The SVB Loan is currently structured as a revolving working capital line of credit with SVB, which permits borrowings of up to a principal amount equal to the lesser of (a) $6,000,000 or (b) 80% of the aggregate amount of our outstanding eligible accounts receivable, subject to customary limitations and exceptions  and the outstanding amount under the SVB Loan may not exceed such borrowing base. The SVB Loan matures on February 1, 2015. The unpaid principal amount borrowed under the 2013 Credit Facility accrues interest at a floating rate per annum equal to 7.0% per annum.  Interest on the principal amount outstanding under the SVB Loan is payable monthly on the last calendar day of each month with the outstanding principal amount of any borrowings under the SVB Loan, along with any accrued and unpaid interest thereon, payable on February 1, 2015.  We are required to permanently pay down the principal amount of the SVB Loan with additional proceeds received from Telrad during the first year following execution of the amendment and restated Loan and Security Agreement.

The SVB Loan requires compliance with certain financial and other covenants and is secured by all of our assets and the assets of certain of our subsidiaries. The Loan and Security Agreement contains customary events of default, which, if triggered, would permit SVB to exercise customary remedies such as acceleration of all then-outstanding obligations arising under the Loan and Security Agreement. We are required under the terms of the SVB Loan to maintain an Adjusted Quick Ratio of at least 0.5 to 1.0 at all times through and including October 31, 2013 and thereafter 0.65 to 1.0, tested at the end of each quarter.  The “Adjusted Quick Ratio is defined as the ratio of (a) unrestricted cash and gross accounts receivable minus allowances for doubtful debt and other obligations to Alvarion specifically excluded questionable indebtedness and factored receivables to (b) current liabilities minus the current portion of deferred revenue, each as defined in the SVB Loan and SecurityAgreement  In addition, under the SVB Loan, our quarterly net losses shall not exceed $4.3 million, $2.1 million and $350,000 in the quarters ending March 31, 2013, June 30, 2013, and September 30, 2013, and we are required to have a net profit as of the quarter ending December 31, 2013, and as of the last day of each quarter thereafter.  Net losses and net profit are determined based on EBITDA (as defined in the SVB Loan agreement) minus unfunded capital expenditures.   Should we fail to comply with our obligations under the amended SVB Loan, SVB may require immediate repayment of the SVB Loan and realize on its security, which can significantly harm our available cash and our operations and may result in cessation of our operations in their entirety.

We are required to provide certain financial information and compliance certificates to SVB and comply with certain other customary affirmative and negative covenants.

As of May 12, 2013, $5.4 million in principal amount is outstanding under the SVB Loan.

WORKING CAPITAL

Our working capital was approximately $8.4 million as of December 31, 2012 compared to $62.1 million as of December 31, 2011 and $109.9 million as of December 31, 2010.

Commitments

Leases.  We lease office space in several locations worldwide. Rent expense totaled $1.5 million, $2.7 million and $3.3 million in 2012, 2011 and 2010, respectively.  We also lease certain computers under operating lease agreements which expire in 2014. Computer leasing expenses totaled $0.1 million, $0.1 million and $0.3 million in 2012, 2011 and 2010, respectively. We also lease various motor vehicles under operating lease agreements, which expire in 2015.  Motor vehicles lease expenses were $0.7 million, $0.9 million and $1.5 million in 2012, 2011 and 2010, respectively. The vast majority of the motor vehicle leases expenses are charged back to our employees.

Future annual minimum lease payments under all non-cancelable operating leases as of December 31, 2012 were as follows (in thousands):

	Rental of premises	Lease of computers	Lease of motor vehicles

2013	$1,912	$21	$556
2014	205	11	273
2015	67	-	33

	$2,184	$32	$862

The following table of our material contractual obligations as of December 31, 2012 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated (in thousands)

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Rental Lease	$2,184	$1,912	$272	$-	$-
Motor Vehicle Lease	862	556	306	-	-
Computers Lease	32	21	11	-	-
Severance pay and long term employee liabilities	252	-	252	-	-
Loan	10,999	10,999	-	-	-
Other long-term liabilities	7,149	-	7,149	-	-

Total	$21,478	$13,488	$7,990	$-	$-

Under our agreement pursuant to which we purchased Clariton, we have agreed to make payments of up to $8.5 million upon achievement of certain performance milestones.  We do not anticipate that we will be required to make any payments thereunder.

Under our revolving loan, we are required to pay interest on a monthly basis on the outstanding balance at the end of the month.  See “Credit Facility” above.

Royalties. We participated in programs (from InnoWave, Clariton Networks and Wavion) sponsored by the OCS of the Israeli Government for the support of research and development activities. We are obligated to pay royalties to the OCS amounting to 3.5% of the sales of the products and other related revenues generated from certain research and development projects, up to 100% of the amount granted by the OCS. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required. We did not receive grants-bearing royalties from the OCS during the years 2006 until 2011. As a result of the 2011 acquisition of Wavion, we assumed Wavion's grant-bearing royalties from the OCS, and such royalties have been recognized as a liability associated with the acquisition.

As of December 31, 2012, the aggregate contingent liability to the OCS amounted to $27.7 million.

        Treasury stock.  As of December 31, 2012, 524,677 ordinary shares appear on our balance sheet as treasury stock.  These shares were repurchased pursuant to our two repurchase programs, the 2002 repurchase program and the 2008 repurchase program, as described below. In October 2008, following the approval of our board of directors and the receipt of a court approval, we were authorized to use up to $30 million of our available cash to repurchase our shares. Through December 31, 2011 we repurchased under this second repurchase program 145,000 ordinary shares at a weighted average price of approximately $34.4 per share for an aggregate of $5.0 million.  Under the Company's first repurchase program in 2002, our board of directors authorized a share repurchase of up to $9 million of our ordinary shares. Under this 2002 repurchase plan, we had repurchased until December 31, 2003. 379,677 ordinary shares at a weighted average price per share of approximately $20.7 for an aggregate of $7.9 million.

Effective Corporate Tax Rate

Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate.

As of 2012, the corporate tax in Israel is 25%, which applies on regular income and real capital gain.

As described below, several of our manufacturing facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income.

According to the provision of the Law, we have elected the Alternative Benefits Program of the Investment Law, pursuant to which we have waived our right to grants and instead receive a tax benefit on undistributed income derived from the “Approved Enterprise” program. The tax benefits under the Investment Law may not be available with respect to income derived from products developed and manufactured outside of Israel or developed or manufactured in Israel but outside of the Approved Enterprises mentioned above and may be affected by the current location of our facilities in Israel.  The relative portion of taxable income that should be allocated to each Approved Enterprise and expansion is subject to the fulfillment of covenants with the tax authorities.

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

(ii) Status Expansion of Nazareth and Migdal Ha-emek: In 2000, we received approval of our application for an expansion of our Approved Enterprise status with respect to our Nazareth facility.  This expansion included, among other things, our Carmiel facility, which during 2004 was relocated to Migdal Ha-emek.  The income derived from this Approved Enterprise is tax-exempt for a period of 10 years. The relative portion of taxable income that should be exempt for a 10-year period is subject to final covenants with the tax authorities. The 10-year period of benefits will commence with the first year in which we earn taxable income. The period of benefits for this expansion plan expired in 2012.

In order to maintain eligibility for the above programs and benefits, we must meet specified conditions stipulated by the Investment Law, regulations published there-under and the letters of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these conditions, any benefits that were previously granted may be canceled, and we may be required to refund the amount of the benefits, in whole or in part, including interest.

If the retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if we had not elected the alternative system of benefits, currently between 10% - 25% for an “Approved Enterprise.” As of December 31, 2012, our accumulated deficit does not include tax-exempt profits earned by our Approved Enterprise.

Status Expansion of our Production Facilities: We submitted an expansion request for a Privileged Enterprise approval regarding our production facilities. A portion of the income derived from this Privileged Enterprise will be tax-exempt for a period of 10 years and the rest will be taxed at a reduced rate of 10% to 25% (depending on the percentage of foreign investment in the Company). The 10-year period of benefits will commence with the first year in which we earn taxable income.

Our Israeli company had no taxable income since inception nor any profit under our Approved or Privileged Enterprise plans.

As of December 31, 2012, Alvarion Ltd. and its Israeli subsidiaries had an available tax loss carry forward amounting to approximately$283 million, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

As of December 31, 2012, the U.S. subsidiaries had approximately $41 million in US federal net operating loss carry forward for income tax purposes, which can be carried forward and offset against taxable income for 20 years and expire between 2013 and 2032. The state tax losses carry forwards of the U.S. subsidiaries are approximately $24 million and this balance will expire between 2013 through 2022.

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

Recently Issued Accounting Standards –

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income". The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, deferring the effective date for amendments outlined in ASU 2011-05, but the remainder of its provisions will become effective for the Company beginning January 1, 2012. The Company has applied to the new presentation of other comprehensive income in two separate but consecutive statements.

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

As of December 31, 2012, our research and development staff consisted of 89 full time employees.  Our research and development is conducted at our facilities in Israel, Romania and Spain.  We occasionally use independent subcontractors for portions of our development projects.

Our gross research and development expenses were approximately $14.8 million or 29.7% of sales in 2012, $12.6 million or 17.4% of sales in 2011 and $8.4 million or 11.2% of sales in 2010. The Government of Israel and other jurisdictions for funding-approved research and development projects reimbursed us for approximately $0.5 million in 2010, $1.8 million in 2011 and $2.2 million in 2012.

D.	TREND INFORMATION -

See “—Operating Results—2012 Highlights,” “Item 3—Key Information—Risk Factors” and Item 4-Information on the Company – Business Overview – Recent Developments”.

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “—Liquidity and Capital Resources—Working Capital—Commitments”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists the name, age and position of each of our directors and executive officers as of April 30, 2013:

Name	Age	Position
Amnon Yacoby	62	Chairman of the Board of Directors (1)
Professor Raphael Amit	65	Director(1)(2)(3)(4)
Tali Aben	49	Director (1)(3)(4)(5)
Doron Inbar	63	Director (1)(3)(4)(5)
Assaf Katan	42	Acting President and Chief Executive Officer
Avi Stern	40	Chief Financial Officer
Dr. Mati Wax	66	Chief Technology Officer
Zeev Farkash	46	Executive Vice President of Sales
Moshe Fourier	65	Executive Vice President R&D
Nir Golan	55	Executive Vice President
Leor Porat	38	Executive Vice President and General Counsel
Ziv Eizenberg	41	Executive Vice President of Human Resources

(1)	“Independent Director” under rules of the SEC, NASDAQ Listing Rules and the Israeli Companies Law (see explanation below).

(2)	“External Director” within the meaning of the Israeli Companies Law (see explanation below).

(3)	Member of our audit committee.

(4)	Member of our compensation committee.

(5)	Member of our nominating and corporate governance committee.

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

Professor Raphael Amit has served as one of our external directors since September 2003. He serves on the audit and compensation committees.  Prior to joining our board of directors, Professor Amit served as Chairman of the Board of Directors of Creo Products Inc.  Professor Amit has been the Robert B. Goergen Professor of Entrepreneurship and a Professor of Management at the Wharton School of the University of Pennsylvania since July 1999. Professor Amit also serves as the Academic Director of Wharton’s Goergen Entrepreneurial Management Programs. Prior thereto, Professor Amit was the Peter Wall Distinguished Professor at the Faculty of Commerce and Business Administration, University of British Columbia (UBC), where he was the founding director of the W. Maurice Young Entrepreneurship and Venture Capital Research Center. From 1983 to 1990, Professor Amit served on the faculty of the J.L. Kellogg Graduate School of Management at Northwestern University, where he received the J.L. Kellogg Research Professorship and the Richard M. Paget Research Chair in Business Policy. Professor Amit holds B.A. and M.A. degrees in Economics from the Hebrew University and a Ph.D. in Management from the Northwestern University’s J.L. Kellogg Graduate School of Management. Professor Amit has served as a consultant to a broad range of organizations in North America and Europe on strategic, entrepreneurial management and new venture formation issues.

Mr. Doron Inbar has served as a member of our board of directors since September 2009.  Mr. Inbar has been a Venture Partner at Carmel Ventures, an Israeli-based venture capital firm that invests primarily in early stage companies in the fields of software, communications, semiconductors, internet, media, and consumer electronics, since 2006. Previously, Mr. Inbar served as the President of ECI Telecom Ltd., a global telecom networking infrastructure provider, from November 1999 to December 2005 and its Chief Executive Officer from February 2000 to December 2005. Mr. Inbar joined ECI Telecom Ltd. in 1983 and during his first eleven years with the company served in various positions at its wholly-owned U.S. subsidiary, ECI Telecom, Inc., in the U.S., including Executive Vice President and General Manager. In July 1994, Mr. Inbar returned to Israel to become Vice President, Corporate Budget, Control and Subsidiaries of ECI Telecom Ltd. In June 1996, Mr. Inbar was appointed Senior Vice President and Chief Financial Officer of ECI Telecom Ltd., and he became Executive Vice President of ECI Telecom Ltd. in January 1999.  Mr. Inbar serves on the board of directors of Comverse, Inc (NASDAQ: CNSI), a provider of software-based products, systems and related services with respect to billing and active customer management systems for wireless, wireline and cable network operators, on the board of directors of SolarEdge Technologies Inc., an innovative start up in the photovoltaic industry, as Chairman of the Board of Archimedes Global Ltd., a company which provides health insurance and health provision in East Europe, and on the board of directors of Maccabi Dent Ltd., the largest chain of dental service clinics in Israel.  Previously, Mr. Inbar served as Chairman of the Board of C-nario Ltd., a global provider of digital signage software solutions, Chairman of the Board of Followap Inc., which was sold to Neustar, Inc. in November 2006, and Chairman of the Board of Enure Networks Ltd. Mr. Inbar holds a B.A. in Economics and Business Administration from Bar-Ilan University, Israel.

Ms. Tali Aben was appointed as a member of our board of directors in November 2011. Since 2008, she has been advising international investors on opportunities within the Israeli high-tech sector. Ms. Aben also serves as an external director of Attunity Ltd. (NASDAQ: ATTU) and Vizrt Ltd.(OTCBB: VZRTF) as well as several non-profit organizations. Previously, Ms. Aben was a General Partner with Gemini Israel Funds, a venture capital firm, which she joined in 1994.  At Gemini, she funded and supported many successful companies, including Verisity, Jacada, Abirnet, Business Layers, Servicesoft, nLayers and others. Her focus has been primarily on software companies, expanding in 2007 to include cleantech companies. Ms. Aben holds a B.Sc. in Mathematics and Computer Science and an MBA, both from Tel Aviv University.

Assaf Katan was appointed as our Acting President and Chief Executive Officer in April 2013.  Mr. Katan joined Alvarion in October 2010 as Vice President of Business Development and became a member of Alvarion’s management team in January 2012. Prior to joining Alvarion, Mr. Katan spent two and a half years as VP Marketing and Business Development at Media Layers, a start-up in the Mobile Advertising space. He previously spent five years at Comverse in various corporate marketing and business development positions, where he initiated and led the company's entry into the mobile content domain, and a team leader at Shaldor, Israel's leading strategy consulting firm. Mr. Katan holds a B.A. in Psychology and Business Administration from the Tel Aviv University.

Mr. Avi Stern was appointed as our Chief Financial Officer in March 2013. Mr. Stern joined Alvarion in 2009 as Director of Finance and as of 2011 served as Vice President of Finance. Prior to joining Alvarion, Mr. Stern was Director of Finance at Finisar Corporation from 2007 to 2009. Preceding this position, from 2003 to 2007, Mr. Stern worked as a controller for Veraz Networks, a provider of softswitch, media gateway and digital compression solutions. From 2000 to 2003, Mr. Stern worked for ECI Telecom, a networking infrastructure provider, as Deputy Controller. Mr. Stern is a Certified Public Accountant in Israel and holds both Bachelors and Masters degrees in Business Administration from The College of Management in Rishon LeZion, Israel.

Dr. Mati Wax joined Alvarion in 2011 following the acquisition of Wavion and currently holds the position of CTO. Dr. Wax brings to Alvarion more than 35 years of expertise in wireless communications, with a particular focus on smart antenna technology. Before founding Wavion in 2000, Dr. Wax held a number of senior positions in the wireless industry. He held a twenty-year tenure at RAFAEL, where he headed the R&D in smart antenna systems for military applications. He also held the position of CTO at US Wireless where he was responsible for the development of the company’s position location system. Dr. Wax received a BS and MS in Electrical Engineering from the Technion in Haifa, Israel and a PhD in Electrical Engineering from Stanford University.

Mr. Zeev Farkash joined Alvarion in 2011 as General Manager of Sales for APAC following the acquisition of Wavion Networks. Mr. Farkash currently holds the role of Executive Vice President of Sales. Prior to joining Alvarion, from December 2010 until our acquisition of Wavion, Mr. Farkash worked at Wavion as Executive Vice President of Sales. Before joining Wavion, from 2006 through September 2010, Mr. Farkash worked for Ioimage Ltd, a manufacturer of intelligent video devices for the HLS market, where he initially served as VP Sales and Customer Services initially as VP Sales and Customer Services and was later appointed to the position of CEO and during this period the company gained global leadership and achieved significant business growth. Prior to this position, Mr. Farkash held various managerial positions in global companies such as NICE and Applied Materials. Mr. Farkash holds a B.Sc. degree in Electrical Engineering from the Tel Aviv University.

Mr. Moshe Fourier joined Alvarion in 2012 as Vice President R&D and is responsible for leading the R&D department and the development and support of all products. Prior to joining Alvarion, Mr. Fourier spent two years as a consultant to start-up companies in the hi-tech arena. From 2000 to 2010 Mr. Fourier served as VP and CTO at Elron Electronic Industries, Ltd., a leading Israeli holding company dedicated to building technology companies, primarily in the field of communication equipment. During his tenure, Mr. Fourier was an active Board Member at: Wavion, Jordan Valley, Starling, Actisafe, 3DV, Atlantium. Prior to this, from 1993 to 2000 Mr. Fourier held the role of Vice President R&D and Chief Operations Officer at Telegate. He was also part of the team that founded the company. Mr. Fourier has held various high-level positions including Vice President of Engineering at RADA and VP Engineering at Astronautics where he spent close to two decades establishing the engineering group and dealing with military electronics. Mr. Fourier holds a Bachelor of Science in Electrical Engineering (BSEE) from the Technion Israel Institute of Technology in Haifa, Israel.

Mr. Nir Golan joined Alvarion as Executive Vice President for Sales and Services in May 2012 and upon the separation of the BWA Division from our other businesses, led and managed the BWA Division until its sale to Telrad. Prior to joining Alvarion, Mr. Golan worked for various companies in the telecom industry. Mr. Golan's most recent position was at Gilat Satellite Networks – GNS, where he served as Executive Vice President of Sales. Prior to this, Mr. Golan held the position of Vice President of Sales at Innowave Wireless Systems (ECI subsidiary), which was sold to Alvarion Ltd. Following the sale, Mr. Golan served as Vice President of Sales for the WB Division at Alvarion. Previous positions include; Vice President of Global sales at ECI Telecom and various sales and marketing positions at companies such as Telrad Ltd., and IBM. Mr. Golan has an MBA from the Hebrew University in Jerusalem and a Bachelor of Arts, Economics Major from the Tel Aviv University.

Mr. Leor Porat joined Alvarion in June 2012 as Vice President General Counsel. Prior to joining Alvarion, Mr. Porat served as General Counsel and head of the legal department at Syneron Medical Ltd. (NASDAQ: ELOS), a world leader in the field of aesthetic medical devices from 2007 until May 2012. Between 2004 to 2006, Mr. Porat was an associate at Meitar Liquornik Geva & Leshem Brandwein law firm where his practice focused on corporate law and M&A transactions. Mr. Porat holds a dual, a B.A. in Economics and L.L.B from the Hebrew University in Jerusalem.

Ms. Ziv Eizenberg joined Alvarion in 2008 as HR Director for the Sales & Customer Support Division, and was later promoted to the position of Executive Vice President of Human Resources. Prior to joining Alvarion, Ms. Eizenberg worked at Comverse as a Business Line Human Resources Manager. Before joining Comverse, Ms. Eizenberg worked as a consultant for “Lotem”- consultancy firm specializing in organizational development and training. Ms. Eizenberg has a BA in Social Sciences and Consultant Education and an MA Consultant Education from the University of Haifa, Israel.

There are no family relationships between any of our directors and executive officers.

B.            COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate direct labor costs associated with all of our directors and executive officers as a group (23 persons) for the year ended December 31, 2012 (including persons who served as executive officers and directors during 2012 and did not serve in such capacity as of December 31, 2012) was approximately $4.1 million, which included, with respect to the executive officers, payments made pursuant to bonus plans and with respect to certain executive officers, payments made pursuant to their separation agreements.  This amount also includes approximately $367,000 that was set aside or accrued to provide pension, retirement, social security or similar benefits.  The amount does not include amounts expended by us for vehicles made available to our officers; expenses, including business travel, professional and business association dues and expenses; reimbursements to directors and officers; and other fringe benefits commonly reimbursed or paid by companies in Israel.  Our directors received an aggregate of approximately $323,000 in cash compensation in 2012.

From time to time, we grant options and awards under our equity incentive plans (described below under Share Ownership) to our executive officers and directors.

Option grants to directors (including the chairman of our board of directors) who are not executive officers are made pursuant to an automatic option grant program.  Non-employee directors who are elected or re-elected to our board of directors are granted upon each of their election or re-election, an option to purchase 3,000 ordinary shares for the term for which they are elected or re-elected.  The options vest in equal quarterly installments over the term of election or re-election, commencing at the end of the third month following the date of election or re-election.  All options to our non-employee directors pursuant to the automatic option grant program are granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the last trading day immediately preceding the date of the election or re-election.

During 2012, we granted all of our directors and executive officers as a group (23 persons) (including persons who served as directors and executive officers during 2012 and did not serve in such capacity as of December 31, 2012) options to purchase an aggregate of 148,500 of our ordinary shares at exercise prices ranging from $ 3.8 to $12.4, with expiration dates ranging from January 2, 2018 to November 12, 2018.

As of December 31, 2012, our directors and executive officers (including persons who served as executive officers and directors during 2012 and did not serve in such capacity as of December 31, 2012) held outstanding options to purchase an aggregate of 295,170 ordinary shares, at exercise prices ranging from $ 0.03 to $136.5 with expiration dates ranging from March 23, 2013 to December 21, 2021.

We currently pay each of our non-executive directors (other than the Chairman of our board of directors who provides executive services to Alvarion and is paid separately for those services) an annual fee of $21,250 for the services he or she provides to Alvarion, which annual fee includes payment for the board and committee meetings attended by such director during the year.  In addition, each of the chairs of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is paid an additional annual fee of $21,250.

C.            BOARD PRACTICES –

Appointment of Directors and Terms of Office

Our board of directors currently consists of four members.  Under our articles of association, our board of directors is to consist of between 4 and 10 members.  Our directors are elected by our shareholders at an annual general shareholders meeting.  Our directors generally commence the terms of their office at the close of the annual general shareholders meeting at which they are elected and, other than our external directors, serve in office until the close of the third annual general shareholders’ meeting following the meeting at which they are elected, and may be re-elected by the shareholders.  Annual general shareholders meetings are required to be held at least once every calendar year, but not more than 15 months after the last preceding annual general shareholders meeting.  In the intervals between the annual general meetings of the shareholders, our shareholders or our board of directors may appoint new directors to fill any vacancy created in our board of directors, except for vacancies of an external director.

The compensation (including options and other grants) as well as other terms of service of the directors (similarly to those of the Chief Executive Officer), such as insurance and indemnification, must be approved, under the Israeli Companies Law, by the compensation committee, the board of directors and the general meeting of the shareholders.

The term of office of Mr. Yacoby will expire at our 2013 annual general meeting of shareholders.  The term of office of each of Ms. Aben and Mr. Inbar will expire at our 2014 annual general meeting of shareholders. The term of office of our external director, Professor Amit, expires in September 2015, as described below.

Service Contracts of Directors

None of our directors has the right to receive any benefit upon termination of his office or any service contract he may have with us.

External Directors

We are subject to the provisions of the Israeli Companies Law. Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two directors who qualify as external directors under the Israeli Companies Law.  At least one of the external directors is required to have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional expertise,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  Our board of directors has determined that Professor Amit has “financial and accounting expertise”.

A person may not serve as an external director if the person is a relative of a company's controlling shareholder or if at the date of the person's election or within the prior two years, the person or his or her relative, partner, employer, direct or indirect supervisor or an entity under the person's control, have or had any affiliation with such company or with a controlling shareholder or relatives of a controlling shareholder, and, in the case of a company without a controlling shareholder or a shareholder holding at least 25% of the outstanding shares or voting rights of such company, any affiliation, at the time of election, to the chairman of the board of directors, the chief executive officer, a shareholder holding at least 5% of the outstanding shares or voting rights or the company's most senior finance officer.   Under the Israeli Companies Law, the term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

In addition, a person may not serve as an external director:

•
if the person or his or her relative, partner, employer, direct or indirect supervisor or an entity under the person's control, maintains a business or professional relationship, even if such relationship is not on a regular basis, other than a negligible business or professional relationship with one of the parties with whom the external director may not have an affiliation, as described above, or

•	if the person received compensation as an outside director in excess of the amounts permitted by the Israeli Companies Law and regulations thereunder.

An "office holder" is defined as any a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions, regardless of that person’s title.  Each person listed in the table under "Director and senior management" in Item 6.A. above is an office holder. A "relative" is defined as a spouse, sibling, parent, grandparent or descendent, or a spouse's descendant, sibling or parent or the spouse of any of the foregoing.  An "interested party" is defined as a holder of 5% or more of our shares or voting rights, any person or entity that has the right to nominate or appoint at least one of our directors or our general manager, or any person who serves as one of our directors or as our general manager.

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

Under the Israeli Companies Law, each committee of a company’s board of directors is required to include at least one external director, except for the audit committee and the compensation committee, which require that all external directors be members of such committee, including one external director serving as the chair of the each such committee.  Under the Israeli Companies Law, the term of office of an external director is three years and may be extended for additional three year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, may appoint an external director for additional unlimited terms of three years each subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors that, in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.  An external director can be removed from office only under very limited circumstances.

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

Until the lapse of two years from the termination of office, the company, a controlling shareholder and entities under the company's control may not grant the external director or any of his or her relatives, directly or indirectly, any benefit, or engage the external director or his or her relatives as an office holder of the company, of a controlling shareholder or of an entity under the company's control, and may not employ or receive services from the external director or any of his or her relatives, either directly or indirectly, including through a corporation controlled by that person.  The restriction on a relative that is not the spouse or child of the external director is limited to one year from the termination of office instead of two years.

Professor Raphael Amit qualifies as our external director under the Israeli Companies Law. We have appointed the external director to the committees of our board of directors as required by the Israeli Companies Law. Under the Israeli Companies Law, as we currently have only one external director, we are required to convene a special general meeting as soon as practicable to elect an additional external director.

Independent Directors

NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, each of whom satisfies the “independence” requirements of NASDAQ, and its audit committee and compensation committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and, in the case of the audit committee, the SEC.  Our board of directors has determined that each of Professor Amit, Mr. Yacoby and Mr. Inbar qualifies as an independent director under the requirements of NASDAQ, and that each of Professor Amit, Mr. Inbar and Mr. Yacoby (who serve on our audit committee) qualifies as an independent director under the requirements of NASDAQ and the SEC.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Pursuant to the Israeli Companies Law and the NASDAQ Listing Rules, the board of directors of a public company must appoint an audit committee.  The responsibilities of the audit committee include monitoring the management of the Company’s business and suggesting appropriate courses of action, as well as classifying and approving related party transactions and extraordinary transactions, reviewing the internal auditors audit plan, establishing and monitoring whistleblower procedures and other matters as required by Israeli law and NASDAQ rules.  Our audit committee assists the board of directors in fulfilling its responsibilities to ensure the integrity of our financial reports, serves as an independent and objective monitor of our financial reporting process and internal controls systems, including the activities of our independent auditor and internal audit function, and provides an open avenue of communication between the board of directors and the independent auditors, internal auditor and financial and executive management.

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

The members of our audit committee are Professor Amit and Mr. Inbar each of whom is an independent director under the requirements of the SEC, NASDAQ and the Israeli Companies Law. Professor Amit qualifies as an “audit committee financial expert" for purposes of the rules of the SEC.  As stated above, qualify as external directors under the Israeli Companies Law.

Compensation Committee

Pursuant to the Israeli Companies Law and the NASDAQ Listing Rules, the board of directors of a public company must appoint a compensation committee.  The compensation committee of our board of directors consists of Professor Amit, Ms. Aben and Mr. Inbar.

Under a recent amendment to the Israeli Companies Law, the compensation committee is responsible for (a) recommending the compensation policy (as described below under “Fiduciary Duties and Approval of Related Party Transactions – Approval of Compensation of Office Holders”)  to our board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of our office holders as well as functions previously fulfilled by our audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•           recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•           recommending to the board periodic updates to the compensation policy;

•           assessing implementation of the compensation policy; and

•           determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders (under special circumstances).

The compensation committee must consist of at least three (3) members, including all of our external directors. Each remaining compensation committee member must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee will be subject to the same Israeli Companies Law restrictions as the audit committee as to (a) committee membership and (b) who may not be present during committee deliberations (as described under Fiduciary Duties and Approval of Related Party Transactions” below).  We intend to adopt a compensation committee charter consistent with the requirements of the Israeli Companies Law.

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
•
developing and recommending to the board of directors a set of corporate governance guidelines, periodically reviewing such guidelines and recommending changes; and overseeing the evaluation of the board of directors.

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

Approval of Compensation of Office Holders.

In December 2012, an amendment to the Israeli Companies Law, (“Amendment 20”) became effective, requiring companies to appoint a compensation committee. Our existing compensation committee meets this requirement. See “Committees of the Board—Compensation Committee” below.

Under Amendment 20, we will be required to establish a policy regarding the terms of engagement of office holders, or a compensation policy. Such compensation policy will need to be set by our board, after considering the recommendations of our compensation committee, and will require shareholder approval.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant director or executive;
•	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;
•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;
•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and
•
as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;
•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;
•
the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; and

•	the minimum holding or vesting period for variable, equity-based compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

Pursuant to Amendment 20, compensation of, or an undertaking to indemnify or insure, an office holder, requires approval by the compensation committee, the board of directors and, in certain cases (for directors, the chief executive officer, and any executive officer whose compensation terms do not conform to the then-existing compensation policy) the shareholders, in that order. Compensation of an individual office holder, including the chief executive officer (but excluding a director), that does not conform to the company’s compensation policy may be adopted under special circumstances despite failure to obtain shareholder approval if, following the relevant shareholder vote, the compensation committee followed by the board once again approves the compensation, based on renewed and specific analysis of relevant factors.

Approval of Other Transactions with Office Holders.  The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise.  Our articles of association do not provide otherwise.  The transaction may not be approved if it is adverse to our interest.  If the transaction is an extraordinary transaction, then the approvals of our audit committee and board of directors are required,

Any person who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at such meeting or vote on such matter unless a majority of the board of directors or the audit committee has a personal interest in the matter, or if such person is invited by the chairman of the board of directors or audit committee, as applicable, to present the matter being considered.  If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval is also required.

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

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest.  Approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the terms of compensation or employment or engagement of a controlling shareholder or his or her relative, as our officer holder or employee or as a service provider to the company, including through a company controlled by a controlling shareholder.

Shareholder's approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•	the majority includes at least a majority of the shares voted by shareholders who have no personal interest in the transaction; or

•
the total number of shares, other than shares held by the disinterested shareholders, that voted against the approval of the transaction does not exceed two percent of the aggregate voting rights of our company.

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

•
reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to him or her by a court, in a proceeding filed against him or her by the company or on its behalf or by another person, or in a criminal charge from which he or she was acquitted, or in a criminal charge of which he or she was convicted of a crime which does not require a finding of criminal intent; and

•
a financial obligation imposed upon an office holder and reasonable litigation expenses, including attorney fees, expended by the office holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

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

Insurance of Office Holders

Our articles of association provide that, to the extent permitted by the Israeli Companies Law, we may obtain insurance to cover any liabilities imposed on an office holder as a result of an act done by him or her in his or her capacity as an office holder, in any of the following:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that he or she acted in good faith and had reasonable grounds to assume that his or her act would not prejudice us;

•	any financial liability imposed upon him or her in favor of another person; and

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

We have entered into indemnification agreements with each of our directors and office holders in the form approved by our audit committee, board of directors and shareholders.  The indemnification agreements provide that we will indemnify an office holder for any expenses incurred by the office holder in connection with any claims (as these terms are defined in the agreement) that fall within one or more categories of indemnifiable events listed in the agreement, related to any act or omission of the office holder and director while serving as our office holder (or serving or having served, at our request, as an employee, consultant, office holder or agent of any of our subsidiaries, or any other corporation or partnership) subject to a per-claim limitation.  In addition, under these agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us, to the maximum extent permitted by law.

D.	EMPLOYEES –

As of December 31, 2012, we had 356 employees, of whom 149 were engaged in research and development, 88 in operations, 74 in sales and marketing, and 45 in administration and management.

Of our full-time employees (including employees of our BWA Division), as of December 31, 2012, 250 were located in Israel, 14 in the United States and 92 at our other branch offices, which offices are listed in “Item 4—Information on the Company—Organizational Structure.”

As of December 31, 2011, we had 542 employees, of whom 225 were engaged in research and development, 46 in operations, 212 in sales and marketing, and 65 in administration and management. Of our full-time employees, as of December 31, 2011, 361 were located in Israel, 23 in the United States and 158 at our other branch offices, which offices are listed in “Item 4—Information on the Company—Organizational Structure.”

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

The following table sets forth certain information as of March 31, 2013 for (i) each of our executive officers and directors that beneficially owns more than 1% of our outstanding ordinary shares and (ii) our executive officers and directors as a group.  The information in the table below is based on 504,050 ordinary shares outstanding as of March 31, 2013. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares (1)	Percentage of Outstanding Ordinary Shares
Amnon Yacoby (2)	75,047	1.19%
All directors and members of senior management as a group (23 persons)(3)	187,171	2.91%

(1)           The number of ordinary shares beneficially owned includes the shares issuable pursuant to options that are exercisable within 60 days of March 31, 2013. Shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the holding percentage of any other person.

(2)           Includes options to purchase 9,500 of our ordinary shares which are exercisable within 60 days of March 31, 2013.  The options have a weighted exercise price of $71.1 with expiration dates ranging from September 30, 2013 until September 7, 2020.

(3)           Includes options to purchase 121,624 of our ordinary shares which are exercisable within 60 days of March 31, 2013.

 Except as set forth in the table above, none of our other directors or members of senior management listed above under “—Directors and Senior Management” held more than 1% of our outstanding shares as of March 31, 2013.

As of March 31, 2013, our directors and members of senior management who are currently engaged with the Company as listed above under "—Directors and Senior Management", as a group, held options to purchase 313,425  of our ordinary shares at a weighted average exercise price of $14.2 with expiration dates ranging from September 30, 2013  until December 21, 2021. The voting rights of our directors and members of senior management do not differ from the voting rights of other holders of our ordinary shares.

Equity Incentive Plans

As of December 31, 2012, a total of 3,488,650 ordinary shares have been reserved for issuance upon exercise of options granted to our employees, officers, directors and consultants pursuant to our share option plans.  These ordinary shares have been reserved pursuant to our 2006 Global Share Based Incentive Plan (the “2006 Plan”), 2002 Global Share Option Plan (the “2002 Plan”), Key Employee Share Incentive Plan (1994), as amended, Key Employee Share Incentive Plan (1996), Key Employee Share Incentive Plan (1997), 1999 U.S. Stock Option Plan, interWAVE’s 1994 Stock Option Plan, interWAVE’s 1999 Stock Option Plan and Floware’s Key Employee Share Incentive Plan (1996).

Options granted under the share option plans usually vest over a period of four years.

As of December 31, 2012, options to purchase 576,996 of our ordinary shares were outstanding under the share option plans, including options issued pursuant to the terms of the Floware merger and interWAVE amalgamation, at a weighted average exercise price of $25.2 per share.  Unless a shorter period is specified in the notice of grant or unless the applicable share option plan has an earlier termination date, each of the outstanding options to purchase 576,996 of our ordinary shares expire between six and ten years from the date of grant. As of December 31, 2012, options to purchase 11,966,184 of our ordinary shares were available for issuance under the share option plans.

Pursuant to our 2006 Plan we may grant restricted share units, restricted shares, options and other equity awards to employees, directors, consultants, advisers and service providers of our Company and its subsidiaries.  Initially, 150,000 ordinary shares were reserved for issuance upon the exercise of awards granted under the 2006 Plan.  The number of ordinary shares available for issuance under the 2006 Plan is reset annually on April 1 of each year to equal 4% of our total outstanding shares as of the applicable reset date.  As of December 31, 2012, options to purchase 470,287 of our ordinary shares were outstanding under the 2006 Plan.

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

A.            MAJOR SHAREHOLDERS -

As of April 30, 2013, we were not aware of any person who beneficially owned 5% or more of our outstanding ordinary shares.   Each of our outstanding ordinary shares has identical rights in all respects.

Based on a review of the information provided to us by our transfer agent, as of April 30, 2013, there were 7 holders of record of our ordinary shares, including 2 holders of record with a U.S. mailing address, including banks, brokers and nominees.  As of April 30, 2013, these 2 holders of record with a U.S. mailing address held approximately 6,253,941 ordinary shares, representing approximately 99% of the aggregate 6,324,605 ordinary shares outstanding as of such date (excluding our treasury stock).  Because these holders of record include banks, brokers and nominees (including one U.S. nominee company, CEDE & Co., which held approximately 99% of our outstanding ordinary shares as of such date), the beneficial owners of these ordinary shares may include persons who reside outside the United States. To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person or persons severally or jointly and currently there are no arrangements that may, at a subsequent date, result in a change in our control.

B.	RELATED PARTY TRANSACTIONS

None.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Financial Statements required by this item can be found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings –

We and our subsidiaries are, from time to time, subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. Based upon the advice of counsel, we do not believe that the ultimate resolution of these matters will materially affect our consolidated financial position, results of operations or cash flows.

Export Sales

Export sales constitute a significant portion of our sales.  In 2012, export sales were approximately $48.6 million, constituting approximately 97% of our total sales.  For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see “Item 5—Operating and Financial Review and Prospects—Operating Results.”

Dividend Policy

We have never declared or paid any cash dividend on our ordinary shares.  We do not anticipate paying any cash dividend on our ordinary shares in the foreseeable future.  We currently intend to retain all future earnings to finance operations and expand our business.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2012.

ITEM 9.	THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Select Market and, beginning on October 19, 2012, the NASDAQ Capital Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange, in NIS, for each of the last five years.

	NASDAQ Global Select or Capital Market		Tel Aviv Stock Exchange
Year	High*	Low*	High*	Low*
2008	$96.9	$25.4	NIS 375.0	NIS 100.5
2009	$48.0	$23.6	NIS 190.0	NIS 102.3
2010	$42.8	$17.9	NIS 155.9	NIS 67.8
2011	$26.2	$8.3	NIS 92.4	NIS 31.0
2012	$12.7	$3.2	NIS 45.8	NIS 12.6

* Share prices adjusted to reflect the one-for-ten reverse split of our ordinary shares which was effected on April 2, 2013

The following table sets forth, for each of the full financial quarters in the years indicated, the high and low sales price for our ordinary shares as reported by the NASDAQ Global Select Market and beginning on October 19, 2012, the NASDAQ Capital Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange, in NIS.

	NASDAQ Global Select or Capital Market		Tel Aviv Stock Exchange
2011	High*	Low*	High*	Low*
First Quarter	$26.2	$17.1	NIS 92.4	NIS 59.4
Second Quarter	$18.9	$11.5	NIS 64.8	NIS 40.0
Third Quarter	$16.7	$10.4	NIS 57.1	NIS 39.9
Fourth Quarter	$12.2	$8.3	NIS 42.7	NIS 31.0
2012	High	Low	High	Low
First Quarter	$12.7	$9.1	NIS 45.8	NIS 34.1
Second Quarter	$9.3	$3.6	NIS 35.1	NIS 14.3
Third Quarter	$5.6	$3.2	NIS 20.5	NIS 12.7
Fourth Quarter	$5.0	$3.3	NIS 19.1	NIS 12.6
2013	High	Low	High	Low
First Quarter	$5.7	$3.7	NIS 20.9	NIS 14.1

* Share prices adjusted to reflect the one-for-ten reverse split of our ordinary shares which was effected on April 2, 2013

The following table sets forth the high and low sales price for our ordinary shares as reported by the NASDAQ Global Select Market and beginning on October 19, 2012, the NASDAQ Capital Market, in U.S. dollars, and the Tel Aviv Stock Exchange, in NIS, for the most recent six months:

	NASDAQ Global Select or Capital Market		Tel Aviv Stock Exchange
Month	High*	Low*	High*	Low*
November 2012	$4.7	$3.9	NIS 16.0	NIS 18.8
December 2012	$4.4	$3.3	NIS 12.6	NIS 16.9
January 2013	$5.6	$4.0	NIS 20.9	NIS 14.4
February 2013	$5.7	$4.5	NIS 19.7	NIS 17.2
March 2013	$4.7	$3.7	NIS 17.7	NIS 14.1
April 2013	$4.03	$2.96	NIS 14.26	NIS 10.87

* Share prices adjusted to reflect the one-for-ten reverse split of our ordinary shares which was effected on April 2, 2013

As of April 30, 2013, the exchange rate of the NIS to the US$ was $1 to NIS3.594

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS –

Our ordinary shares began trading on the NASDAQ Global Market on March 23, 2000 under the symbol "BRZE".  Prior to that date, there was no market for our ordinary shares.  On August 1, 2001, upon the completion of our merger with Floware and the change of our name to Alvarion Ltd., our symbol was changed to "ALVR".  On August 1, 2001, our ordinary shares also began to trade on the Tel Aviv Stock Exchange. Our shares subsequently traded on the NASDAQ Global Select Market until October 19, 2012. As of the date of this Annual Report, our ordinary shares trade on both the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol "ALVR".

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

Our authorized share capital consists of 12,008,000 ordinary shares, par value NIS 0. 1 per share.

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

Our Articles of Association contain certain provisions that may delay or prevent a change of control, including a classified board of directors.  In addition, certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of our Company, as detailed in “Item 3—Key Information—Risk Factors—Risks Related to Our Location in Israel". Provisions of Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the market price of our ordinary shares.

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

Our transfer agent and registrar is American Stock Transfer & Trust Company at 59 Maiden Lane, New York, New York 10038.

For additional information, see “Item 6—Directors, Senior Management and Employees—Board Practices.”

C.	MATERIAL CONTRACTS

1.	Asset Purchase Agreement with Telrad Networks Ltd.

On February 21, 2013, we entered into a definitive agreement with Telrad Networks Ltd., for the sale of our BWA Division to Telrad and pursuant to which Telrad   Telrad assumed a majority of the rights and obligations of the BWA Division as of February 21, 2013 including the obligation to provide products, service and support to our customers as well as a substantial portion of our obligations to our BWA Division suppliers.  The transaction was completed on May 10, 2013, and pursuant to the finally agreed terms, the consideration in the transaction is $4.0 million with the first payment of $1.3 million payable at closing, and we may also receive certain performance –based milestone payments of up to $7.7M. Alvarion and Telrad also entered into mutual reseller agreements, pursuant to which Alvarion will continue to provide carrier licensed solutions to its partners and distributors and Telrad will provide Alvarion’s unlicensed solutions to its carrier customers.

2.	Patent Acquisition and License Agreement with Wi-LAN Inc

On September 28, 2012, we entered into an agreement for the sale of a portion of our WiMAX patent portfolio to Wi-Lan Inc. for up to $ 19.0 million.  As a result of changes to the portfolio being acquired by Wi-LAN, the consideration was adjusted to $18.3 million, all of which we have received as of May 12, 2013.

3.	Amended and Restated Loan and Security Agreement with Silicon Valley Bank

For a discussion of the Loan and Security Agreement governing the SVB Loan, please see the Section entitled “Item 5 Additional Information – Credit Facility.”

4.	Share Purchase Agreement with Shareholders of Wavion Inc.

In November 2011, the Company completed its purchase of 100% of the outstanding common shares of Wavion, Inc., for the sum of $28.4 million in cash, including the payment of an earn-out pursuant to a Share Purchase Agreement. Wavion is a provider of carrier grade outdoor Wi-Fi solutions, offering a variety of different products for Wi-Fi access and 3rd Generation cellular technologies (“3G”) off-load applications.

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

General Corporate Tax Structure

Income (including capital gains) derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate.

As of 2012, the corporate tax rate in Israel is 25%.

However, as detailed below, certain income derived in Israel from Approved Enterprises/Privileged Enterprises/Preferred Enterprises will enjoy certain tax benefits for a specific definitive period. The allocation of income derived from such enterprises is dependent upon compliance of certain requirements with the Investment Law.

Our effective corporate tax rate may substantially exceed the Israeli tax rate.  Our subsidiaries will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in other jurisdictions where we own assets, have employees or conduct activities.  Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

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

Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

•	deduction of the cost of purchased of know-how and patents and/or right to use a patent and know-how which are used for the development or advancement of the company over an eight-year period;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	deduction over a three-year period of expenses related to a public offering.

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005 which is referred to below as the 2005 Amendment, and further amended as of January 1, 2011 which is referred to below as the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply.

Tax Benefits prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an Approved Enterprise, is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investments Law and, in lieu of the foregoing, may participate in an Alternative Benefits Program. Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and 10 years from the commencement year, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for the remainder of the benefits period. The benefit period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the operational year as determined by the Investment Center or 14 years from the start of the tax year in which approval of the Approved Enterprise is obtained, whichever is earlier.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or an FIC, which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis. A company that qualifies as an FIC and has an Approved Enterprise program is eligible for an extended ten-year benefit period.  As specified above, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefit period.  The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

A company that has elected to participate in the Alternative Benefits Program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including withholding tax thereon, at the rate that would have been applicable had the company not elected the Alternative Benefits Program, ranging from 10% to 25%. The dividend recipient is subject to withholding tax at the reduced rate of 15%, applicable to dividends from Approved Enterprises if the dividend is distributed within 12 years after the benefits period. The withholding tax rate will be up to 30% after such period as described below.

The benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, we might be required to refund the amount of tax benefits, together with linkage differences to the Israeli CPI and interest. We believe that our Approved Enterprise programs operate in compliance with all such conditions and criteria.

We also believe that our capital investments qualify to receive tax benefits as an Approved Enterprise, however no assurance can be given that such investments will be approved as in fact qualifying for such tax benefits by the Israeli tax authorities. Additionally, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. For a discussion of the risks our business and prospects for growth face in connection with tax benefits under Israeli law, see “Risk Factors—If we fail to comply with these conditions in the future, the tax benefits received could be canceled and we could be required to pay increased taxes in the future. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index” and “Risk Factors—We currently contemplate that a portion of our products will be manufactured outside of Israel.  This could materially reduce the tax benefits to which we would otherwise be entitled.  We cannot assure you that the Israeli tax authorities will not adversely modify the tax benefits that we could have enjoyed prior to these events."

We currently have Approved Enterprise programs under the Investments Law, which to our belief, entitle us to certain tax benefits. The tax benefit period for these programs has not yet commenced. We have elected the Alternative Benefits Program which provides for the waiver of grants in return for tax exemption. Accordingly, our income is tax exempt for a period of two years commencing with the year we first earn taxable income relating to each expansion program, and is subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years, depending on the percentage of the company’s ordinary shares held by foreign shareholders in each taxable year. The exact rate reduction is based on the percentage of foreign ownership in each tax year. See note 12 to our consolidated financial statements.

Tax Benefits under the 2005 Amendment

The 2005 Amendment changed certain provisions of the Investment Law. As a result of the 2005 Amendment, a company was no longer obliged to obtain Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits Program, and therefore generally there was no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking cash grants). Rather, companies may claim the tax benefits offered by the Investment Law directly in their tax returns by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that their facilities meet the criteria for tax benefits set out by the 2005 Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding its eligibility for benefits under the 2005 Amendment.

The 2005 Amendment applies to new investment programs and investment programs with an election year commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export and meet additional criteria stipulate in the amendment (referred to as a “Privileged Enterprise”). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to its Privileged Enterprise.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Privileged Enterprise depend on, among other things, the geographic location in Israel of the Privileged Enterprise. The geographic location of the company at the year of election will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Privileged Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year if it is a qualified FIC. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Privileged Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 10%-25%. Dividends paid out of income attributed to a Privileged Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The benefits available to a Privileged Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone (our company is not), in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate will be reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6% in 2015 and thereafter, respectively.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (however, if afterward distributed to individuals or non-Israeli company a withholding of 15% or such lower rate as may be provided in an applicable tax treaty, will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law.  These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i)  the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; and (ii) terms and benefits included in any certificate of approval that was granted to an Approved  Enterprise under the Alternative Benefits Program before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Privileged Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

We have reviewed and evaluated the implications and effect of the benefits under the 2011 Amendment, and, while potentially eligible for such benefits, we have not yet chosen to be subject to the tax benefits introduced by the 2011 Amendment.

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

Taxation of our Shareholders

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli Residents

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares (25% as of 2012).

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

The tax basis of shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Residents of Israel

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention Between the Government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel, or (iii) the shareholder, being an individual, has been present in Israel for a period or periods aggregating to 183 days or more during the taxable year. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividends paid to Holders of Our Shares

Israeli residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares (other than bonus shares or share dividends) at 25%, or 30% if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period.  However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Privileged Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15% (subject to certain conditions). An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/Privileged/ Preferred income).

Israeli resident corporations are generally exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations.  However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise or Privileged Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-residents of Israel

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends paid on publicly traded shares, like our Ordinary Shares, to non-Israeli residents, although subject to the same tax rates applicable to dividends paid for non-publicly traded shares, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not), unless a different rate is provided under an applicable tax treaty. However, under the Investments Law, dividends generated by an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, are taxed at the rate of 15%.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%. Dividends generated by an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, are taxed at the rate of 15% under the U.S.-Israel Tax Treaty.

If the dividend is attributable partly to income derived from an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.  U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

 United States Federal Income Tax Considerations with Respect to the Acquisition, Ownership and Disposition of Our Ordinary Shares –

The following is a discussion of certain U.S. federal income tax consequences applicable to “U.S. Holders” (as defined below) who beneficially own our ordinary shares.  The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations promulgated thereunder, and existing administrative rulings and court decisions in effect as of the date of this Annual Report, all of which are subject to change at any time, possibly with retroactive effect.  For purposes of this discussion, it is assumed that U.S. Holders of our ordinary shares hold such stock as a capital asset within the meaning of Section 1221 of the Code, that is, generally for investment.  This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular U.S. Holder of our ordinary shares in light of his or her circumstances or to a U.S. Holder of our ordinary shares subject to special treatment under United States federal income tax law, including, without limitation:

•	banks, other financial institutions, real estate investment trusts, insurance companies or mutual funds;

•	broker-dealers, including dealers in securities or currencies, or taxpayers that elect to apply a mark-to-market method of accounting;

•	shareholders who hold our ordinary shares as part of a hedge, straddle, or other risk reduction, constructive sale or conversion transaction;

•	tax-exempt entities;

•	persons who have a functional currency other than the U.S. dollar;

•	persons who have owned at any time or who own, directly, indirectly, constructively or by attribution, ten percent or more of the total voting power of our share capital;

•	grantor trusts or S corporations;

•	certain expatriates or former long-term residents of the United States; and

•	shareholders who acquired our ordinary shares pursuant to the exercise of an employee stock option or right, or otherwise as compensation.

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

Distributions

Subject to the discussion below under the heading “Passive Foreign Investment Company Status,” to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, a distribution made with respect to our ordinary shares (including the amount of any non-U.S. withholding tax thereon) will be includible for U.S. federal income tax purposes in the income of a U.S. Holder as a taxable dividend. Dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 20%) for taxable years beginning after December 31, 2012, provided that such dividends meet the requirement of “qualified dividend income” as defined by the Code. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Disposition of the Ordinary Shares

Subject to the discussion below under the heading “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition of our ordinary shares and the U.S. Holder’s adjusted tax basis in our ordinary shares, which is usually the U.S. dollar cost of the ordinary shares.  Such gain or loss generally will be long-term capital gain or loss if our ordinary shares have been held for more than one year on the date of the disposition.  Non-corporate U.S. Holders are currently subject to a reduced rate of taxation on long-term capital gains (20% for taxable years beginning after December 31, 2012). The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations.  Any gain or loss generally will generally be treated as United States source income or loss for United States foreign tax credit purposes.

Medicare Tax

With respect to taxable years beginning after December 31, 2012, certain non-corporate U.S. holders will be subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares.  U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares.

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

As a result of the combination of our holdings of cash, cash equivalents and securities and the decline in the market price of our ordinary shares from its historical highs, there is a risk that we could be classified as a PFIC, for U.S. federal income tax purposes.  Based upon our market capitalization during 2012, we do not believe that we were a PFIC for 2012.  In addition, based upon an independent valuation of our assets as of the end of each quarter of 2001 and based upon our valuation of our assets for 2002 and 2003, we do not believe that we were a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years.  We cannot assure you, however, that the United States Internal Revenue Service (“IRS”) or the courts would agree with our conclusion if they were to consider our situation. In addition, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income and assets and the future price of our ordinary shares, which are all relevant to the determination of whether we are classified as a PFIC.  There is no assurance that we will not become a PFIC in 2013 or subsequent taxable years.

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

•	U.S. Holders will generally be required to file an annual report with the IRS if we are a PFIC; and

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

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the SEC an annual report on Form 20-F containing consolidated financial statements audited by an independent accounting firm no later than four months after the close of each fiscal year (subject to the provisions of Rule 12b-25 under the Exchange Act).  We also furnish reports on Form 6-K containing unaudited consolidated financial information after the end of each of the first three quarters.  You may read and copy any document we file with the SEC at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at l-800-SEC-0330 for further information on the public reference room. A copy of each report submitted in accordance with applicable U.S. law is also available for public review at our principal executive offices.

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

As of December 31, 2012, we recorded accumulated other comprehensive net loss in the amount of approximately $0.8 million from our currency forward and option transactions with respect mainly to trade payables and payroll expenses. Such amount will be recorded into earnings during 2013

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

a.             Disclosure Controls and Procedures

Our management, with the participation of our Acting Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2012. Based on this evaluation, the Company’s chief executive officer and chief financial officer have concluded that, as of such date, the Company’s disclosure controls and procedures were (i) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to its management, including the Company’s chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

b.             Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Acting Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our Acting Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework for Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2012.

c.             Attestation Report of the Registered Public Accounting Firm

 Not applicable.

d.             Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

ITEM 16.                    Reserved.

ITEM 16A.                 AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Professor Amit, a member of our audit committee, qualifies as an “audit committee financial expert” and is “independent,” each as defined in the applicable SEC and NASDAQ regulations.

ITEM 16B.	CODE OF ETHICS

In 2003, we adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, all other officers and all of our employees. The Code of Ethics was amended in 2011 and is incorporated by reference as an exhibit hereto

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of the fees billed to us for audit, audit-related, tax and other services provided by Kost, Forer, Gabbay & Kasierer for the years ended December 31, 2011 and December 31, 2012:

Fee Category	2011	2012
Audit Fees	$280,000	$180,500
Audit-Related Fees	$-	$-
Tax Fees	$89,639	$115,902
All other fees	$-	$23,003
Total Fees	$369,639	$319,405

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

All Other Fees:  Consists of the aggregate fees billed for products and services other than the services reported above.  We did not have such services in 2011.

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

In October 2008, following the approval of our board of directors and the receipt of a court approval, we were authorized to use up to $30 million of our available cash to repurchase our shares. Through December 31, 2008, we repurchased under this repurchase program 145,000 ordinary shares at a weighted average price of approximately $34.4 per share (in each case, adjusted retroactively to reflect the one for ten reverse split of our ordinary shares effected on April 2, 2013) for an aggregate price of approximately $5.0 million. During 2010, 2011 and 2012 we did not repurchase any additional ordinary shares under this repurchase program or otherwise.

ITEM 16F.                 CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.

We do not comply with the NASDAQ requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans.  Instead, we follow Israeli law and practice in accordance with which the establishment or amendment of certain equity based compensation plans is approved by our board of directors.

As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to other matters, including those set forth below:

•
Nomination – NASDAQ rules require that director nominees be selected, or recommended for the board of directors, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.  Under Israeli law and practice, directors are recommended by our board of directors for election by our shareholders.

•
Compensation – NASDAQ rules regarding compensation of executive officers require that the compensation of the chief executive officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors.  Under Amendment 20, the compensation of our executives and other office holders will be subject to a compensation policy and to the recommendations of our compensation committee.

•
Shareholder Approval for Dilutive Events – NASDAQ rules require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, in general, only the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case compensation committee and shareholder approval are also required.  Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a “significant private placement,” in which case shareholder approval, and, in some cases, audit committee approval, would also be required.  The Israeli Companies Law defines a “significant private placement” as a private placement (i) resulting in a party becoming a controlling shareholder, or (ii) involving the issuance of a 20% or more voting rights in the company, which (A) results in a 5% or more shareholder increasing its interest in the company or an offeree becoming a 5% or more shareholder, and (B) involves consideration that is not solely cash or public traded securities, or is not on fair market terms.

For a discussion of the requirements of Israeli law in this regard, see Item 6.C. "Directors, Senior Management and Employees –Board Practices," and Item 10.B. "Additional Information – Memorandum and Articles of Association."

ITEM 16H.                 MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association (English translation accompanied by Hebrew original) (1)
1.2	Amended and Restated Articles of Association*
1.3	Certificate of Name Change (English translation accompanied by Hebrew original) (2)
2.1	Form of Ordinary Share Certificate (3)
4.1	Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (4)
4.2	Form of Indemnity Agreement for Directors and Executive Officers (5)
4.3	Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (6)
4.4	Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (4)
4.5	Addendum, dated October 5th, 2010, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary translation accompanied by Hebrew original) (5)
4.6	Amended and Restated Loan and Security Agreement, dated May 12, 2013, between Alvarion and Silicon Valley Bank (the "Long Term Loan Agreement with SVB")*
4.7	Agreement and Plan of Merger, dated November 2, 2011, among Alvarion Inc., Alvarion Acquisition Inc. and Wavion Inc. (5)
4.8	Asset Purchase Agreement, dated February 21, 2012, between Alvarion Ltd. and Telrad Networks Ltd. and the addendum thereto dated May 8, 2013
8.1	Subsidiaries of Alvarion Ltd.*
11	Amended Code of Ethics(6)
12.1	Certification of Acting Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Acting Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
15.1	Consent of Kost, Forer, Gabay & Kasierer*

101          The following financial information from Alvarion Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012; (ii) Consolidated Balance Sheets at December 31, 2011 and 2012; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2010, 2011 and 2012; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.*
__________________________
*           Filed herewith

(1)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

(2)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786).

(3)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142).

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALVARION LTD.

By:	/s/ Assaf Katan
Assaf Katan
Acting Chief Executive Officer
Date: May 15, 2013

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALVARION LTD.

We have audited the accompanying consolidated balance sheets of Alvarion Ltd. ("the Company") and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2011 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1(b) to the consolidated financial statements, the Company has experienced declining sales, incurred recurring losses and negative cash flows from operations,  has an excess of credit line drawn over cash and cash equivalents as well as uncertainty in meeting credit line covenants. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 15, 2013	A Member of Ernst & Young Global

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$57,787	$9,769
Restricted cash	-	3,679
Short-term bank deposits	4,977	967
Marketable securities (Note 3)	1,644	-
Trade receivables, net (Note 2v)	18,930	10,256
Other accounts receivable and prepaid expenses (Note 4)	5,915	6,300
Inventories (Note 5)	10,421	9,282
Current assets of discontinued operations (Note 1c)	56,901	21,371

Total current assets	156,575	61,624

LONG-TERM PREPAID EXPENSES	171	-

PROPERTY AND EQUIPMENT, NET (Note 6)	4,826	3,438

INTANGIBLE ASSETS, NET (Note 7)	20,245	18,010

GOODWILL (Note 1e)	13,087	13,087

LONG-TERM ASSETS OF DISCONTINUED OPERATIONS	11,934	-

Total assets	$206,838	$96,159

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2011	2012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturity on long-term loan and revolving credit line (Note 9)	$12,813	$10,999
Trade payables	17,697	8,449
Other accounts payable and accrued expenses (Note 8)	29,734	18,508
Liabilities of discontinued operations	34,252	15,271

Total current liabilities	94,496	53,227

LONG-TERM LIABILITIES:
Long-term accrued expenses	547	-
Severance pay	548	252
Other long-term liabilities	7,280	7,149
Long-term loan (Note 9)	17,187	-
Long term liabilities of discontinued operations	626	-

Total long term liabilities	26,188	7,401

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS’ EQUITY:
Share capital (Note 11) -
Ordinary shares of NIS 0. 1 par value -
Authorized: 12,008,000 shares at December 31, 2011 and 2012; Issued: 6,762,557 and 6,841,559 shares at December 31, 2011 and 2012, respectively; Outstanding: 6,237,880 and 6,316,882 shares at December 31, 2011 and 2012, respectively	166	168
Additional paid-in capital	434,530	436,301
Treasury shares at cost: 524,677 shares at December 31, 2011 and 2012	(12,872)	(12,872)
Other accumulated comprehensive income (loss)	(2,674)	839
Accumulated deficit	(332,996)	(388,905)

Total shareholders’ equity	86,154	35,531

Total liabilities and shareholders’ equity	$206,838	$96,159

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2010	2011	2012
Sales (Note 14)
Products	$72,090	$69,457	$48,278
Services	2,924	2,816	1,671

Total Sales	75,014	72,273	49,949

Cost of Sales
Products	35,616	33,582	24,972
Services	1,480	3,911	2,354
Write-off of excess inventory and provision for inventory purchase commitments (Note 2h)	2,093	1,433	6,385

Gross profit	35,825	33,347	16,238

Operating costs and expenses:
Research and development, net (Note 14a)	7,904	10,708	12,664
Selling and marketing	13,801	18,304	13,177
General and administrative	4,364	5,170	7,182
Amortization of intangible assets	-	186	2,235
Acquisition and other related expenses (Note 1e)	-	2,622	1,102
Restructuring and other charges (Note 2aa)	1,787	6,020	-

Total operating costs and expenses	27,856	43,010	36,360

Operating income (loss)	7,969	(9,663)	(20,122)

Financial expense, net (Note 14b)	(99)	(1,015)	(2,895)

Income (loss) before income taxes	7,870	(10,678)	(23,017)

Taxes on income	894	-	-

Net income ( loss) from continuing operations	6,976	(10,678)	(23,017)
Net Loss from discontinued operations	(105,455)	(23,144)	(32,892)

Net loss	$(98,479)	$(33,822)	$(55,909)

Net income (loss) per share (Note 14c):

Continuing operations	1.12	(1.71)	(3.68)
Discontinued operations	(16.95)	(3.72)	(5.25)

Basic and diluted	$(15.83)	$(5.43)	$(8.93)

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2010	2011	2012

Net loss	$(98,479)	$(33,822)	$(55,909)

Other comprehensive income (loss)
Unrealized gains (losses) on foreign currency cash flow hedges	474	(5,273)	3,513

Total comprehensive loss	$(98,005)	$(39,095)	$(52,396)

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury	Other accumulated comprehensive	Accumulated	Total shareholders’
	Number *)	Amount	capital	shares	income (loss)	deficit	equity

Balance at January 1, 2010	6,214,444	$166	$427,920	$(12,872)	$2,125	$(200,695)	$216,644

Exercise of employee stock options	11,630	-	114	-	-	-	114
Stock-based compensation expenses related to ASC 718	-	-	3,334	-	-	-	3,334
Other comprehensive income	-	-	-	-	474	-	474
Net loss	-	-	-	-	-	(98,479)	(98,479)

Total comprehensive loss

Balance at December 31, 2010	6,226,074	166	431,368	(12,872)	2,599	(299,174)	122,087

Exercise of employee stock options	11,806	-	9	-	-	-	9
Stock-based compensation expenses related to ASC 718	-	-	3,153	-	-	-	3,153
Other comprehensive loss	-	-	-	-	(5,273)	-	(5,273)
Net loss	-	-	-	-	-	(33,822)	(33,822)

Total comprehensive loss

Balance at December 31, 2011	6,237,880	166	434,530	(12,872)	(2,674)	(332,996)	86,154

Exercise of employee stock options	79,002	2	-	-	-	-	2
Stock-based compensation expenses related to ASC 718	-	-	1,771	-	-	-	1,771
Other comprehensive income	-	-	-	-	3,513	-	3,513
Net loss	-	-	-	-	-	(55,909)	(55,909)

Balance at December 31, 2012	6,316,882	$168	$436,301	$(12,872)	$839	$(388,905)	$35,531

*)           Ordinary shares have been retroactively adjusted to reflect the reverse split. See also Note 1d.

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from operating activities:

Net loss	$(98,479)	$(33,822)	$(55,909)
Net loss from discontinued operations	105,455	23,144	32,892

Net income (loss) from continuing operations	6,976	(10,678)	(23,017)
Adjustments required to reconcile net loss to net cash used in operating activities from continuing operations:
Depreciation	3,290	2,683	1,736
Capital loss and disposal of property and equipment	175	2,521	436
Stock-based compensation expenses related to ASC 718	1,767	1,671	938
Accrued interest, amortization of premium and accretion of discounts on held-to-maturity marketable securities and bank deposits	786	108	(27)
Amortization of other intangible assets	-	1,764	2,235
Decrease in trade receivables, net	6,099	4,402	8,674
Decrease (increase) in other accounts receivable and prepaid expenses	(2,182)	751	579
Decrease (increase) in inventories	(5,783)	7,152	1,139
Decrease (increase) in long term prepaid expenses	-	(171)	171
Increase (decrease) in trade payables	7,647	(10,878)	(9,248)
Increase (decrease) in other accounts payable and accrued expenses	(3,850)	(2,969)	(5,959)
Increase (decrease) in long term accrued expenses	-	547	(547)
Increase (decrease) in other long-term liabilities, net	91	(9)	(131)
Decrease in severance pay net and long-term employee liabilities	(766)	(921)	(296)

Net cash provided by (used in) continuing operating activities	14,250	(4,027)	(23,317)

Net cash used in discontinued operating activities	(36,689)	(14,014)	(2,893)

Net cash used in operating activities	(22,439)	(18,041)	(26,210)

Cash flows from investing activities:

Purchase of property and equipment	(2,481)	(1,651)	(795)
Proceeds from sale of property and equipment	7	149	11
Proceeds from bank deposits	8,056	3,350	5,016
Investment in bank deposits	(3,345)	(4,916)	(938)
Investment in held-to-maturity marketable securities	(2,424)	-	-
Proceeds from maturity of held-to-maturity marketable securities	24,273	16,885	1,603
Investment in restricted cash	-	-	(3,679)
Acquisition of Wavion (a)	-	(24,618)	(2,718)

Net cash provided by (used in) continuing investing activities	24,086	(10,801)	(1,500)

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Net cash used in discontinued investing activities	$(9,544)	$(1,693)	$(1,309)

Net cash provided by (used in) investing activities	14,542	(12,494)	(2,809)

Cash flows from financing activities:

Proceeds from exercise of employee stock options	60	5	1
Receipt of long term loan	-	30,000	-
Repayment of loan	-	(2,984)	(19,001)

Net cash provided by (used in) continuing financing activities	60	27,021	(19,000)

Net cash provided by discontinued financing activities	54	4	1

Net cash provided by (used in) financing activities	114	27,025	(18,999)

Decrease in cash and cash equivalents	(7,783)	(3,510)	(48,018)
Cash and cash equivalents at the beginning of the year	69,080	61,297	57,787

Cash and cash equivalents at the end of the year	$61,297	$57,787	$9,769

Supplemental disclosure of cash flows activities:

Cash paid during the year for taxes	$572	$500	$207

Cash paid for interest	$-	$56	$1,437

(a) Payment for the acquisition of Wavion:

Estimated fair value of assets acquired and liabilities assumed at the acquisition date:
Working capital deficit (excluding cash and cash equivalents)	$-	$102	$-
Property and equipment	-	1,317	-
Accrued severance pay	-	(203)	-
Other intangible assets	-	22,009	-
Goodwill	-	13,087	-
Less - accrued OCS commitment	-	(5,992)	-
Long-term loan	-	(2,984)	-
		27,336	-

Less - accrued earn out payment	-	(2,718)	-

	$-	$24,618	$-

The accompanying notes are an integral part of the consolidated financial statements.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Alvarion Ltd. together with its worldwide subsidiaries ("the Company") is a provider of wireless broadband systems. The Company supplies carriers, Internet Service Providers ("ISPs") and private networks in vertical markets with solutions based on WiMAX, Wi-Fi and other wireless broadband technologies. See also Note 1c below.

As for geographic markets and major customers, see Note 13b.

b.
The Company’s sales have declined by $22,324 in the year ended December 31, 2012 compared to the year ended December 31, 2011.  In addition, the Company has incurred accumulated losses of $388,905 as of December 31, 2012. Furthermore, the Company incurred a $55,909 net loss and $48,018 negative cash flow for the year ended December 31, 2012. As of December 31, 2012, the Company had $9,769 in cash and cash equivalents, and $10,999 outstanding revolving short term credit line. Further through the date of the financial statements the Company' s results continued to deteriorate. These conditions raise substantial doubt as to the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans are to seek to further lower the Company's operating expenses and improve the financial performance of the Company by introducing a cost reduction plan, including reductions in the number of employees, a reduction in employee salaries and the movement to smaller and cheaper facilities. In addition, the Company plans to continue to finance its operations through the proceeds related to the sale of the Company's carrier licensed division (see Note 1c below), and third party financing. The Company has in addition reached an amendment to the Company's credit line to amend the future covenants (see Note 9d).

However, there is no assurance that the Company will meet the credit line covenants and be successful in its efforts to improve its financial performance, raise the necessary capital , increase its revenues to continue its activities as a going concern for a reasonable period of time. Furthermore there is no certainty that the Company will meet the credit line covenant which may result in immediate recall of the outstanding credit line drawn.

c.	Discontinued Operation:

As of December 31, 2012 Company's management and the board of directors determined to sell the Company's carrier licensed division ("BWA"). On February 21, 2013, the Company entered into a definitive agreement with Telrad Networks LTD ("Telrad"), pursuant to which Telrad will acquire the BWA. The consideration in the agreement amounted to $6,100 and performance based milestone payments of up to $6,000. On May 10, 2013 an amendment to the agreement was signed. Under the final terms agreed, the Company will receive a consideration of $4,000, reduced as a result of the discountinued operations working capital decline in Q1 2013. Consideration will be paid in installments over four quarters, with the first payment of $1,350 received at closing. In addition, the Company may receive certain performance based milestone payments of up to $7,700.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Under ASC 205, "Presentation of Financial Statements - Discontinued Operation" when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its  component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will have no significant continuing involvement in the operations of the component.

The BWA has been considered a "component of the entity" since it comprises of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company's operations. Further, since no significant cash outflow or cash inflow are expected to be generated or paid by the Company in respect of the discontinued operation and the Company will have no significant continuing involvement in the operations of the component after the division is sold, the component meets the criteria to be considered as discontinued operation.

As a result, the assets and liabilities of the component were retroactively adjusted and classified as discontinued assets and liablilities as of December 31, 2011 and 2012 and the component's operation results and cash flows for the years ended December 31, 2010, 2011 and 2012 were retroactively adjusted and classified separately as net loss from discontinued operations.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The major classes of assets and liabilities of the carrier license division that was classified as discontinued operations were:

	December 31,
	2011	2012
CURRENT ASSETS:
Trade Receivables, net	$29,364	$15,358
Other accounts receivable and prepaid expenses	1,743	2,489
Inventories	25,794	3,524

Total current assets of discontinued operations	56,901	21,371

LONG TERM ASSETS
Long term trade receivables	6,986	-
Property and equipment, net	4,948	-

Total long term assets of discontinued operations	11,934	-

CURRENT LIABILITIES:
Trade Payables	18,545	4,254
Other accounts payable and accrued expenses	15,707	10,717
Severance pay	-	300

Total current liabilities of discontinued operations	34,252	15,271

ACCRUED SEVERANCE PAY	626	-

Net assets of discontinued operations	$33,957	$6,100

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The results of the discontinued operating carrier license devision for the years ended December 31, 2010, 2011 and 2012, are presented below:

	Year ended December 31,
	2010	2011	2012

Sales	$130,801	$117,764	$61,632

Cost of Sales	91,477	81,362	38,594
Write-off of excess inventory and provision for inventory purchase commitments	2,809	8,291	19,365

Gross profit	36,515	28,111	3,673

Operating costs and expenses:
Research and development , net	30,813	17,256	11,725
Selling and marketing	29,575	19,272	14,211
General and administrative	15,555	8,707	6,939
Restructuring and other charges	1,787	6,020	3,519
Other income *)	-	-	(17,096)
Amortization of intangible assets	130	-	-
Impairment of goodwill	57,110	-	-
Other loss **)		-	17,267

Total operating expenses	134,970	51,255	36,565

Operating loss	(98,455)	(23,144)	(32,892)
Impairment of investment	(7,000)	-	-

Net loss	$(105,455)	$(23,144)	$(32,892)

*)	Other income represents income from the sale of certain of the Company's intelectual property portfolio and certain claim rights.

**)
As of and for the year ended December 31, 2012, the Company recognized an impairment related to asset held-for-sale of $17,267, based on the fair value of, the net realizable held for sale component, which was based on $6,100 consideration. Additional $2,100 impairment to be recognized in the first quarter 2013 as part of the final closing.

All accompandied notes of the finalcial statements represent the continuing operations of the Company.

d.	Reverse Split:

On March 18, 2013, the Company announced that the previously-reported 1:10 reverse split of its ordinary shares would be effective on April 2, 2013 with respect to all shares held of record as of the close of business on April 1, 2013. The reverse split was previously approved by the Company’s shareholders at the Annual General Meeting held on September 10, 2012 and announced by the Company on December 10, 2012.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Upon execution of the reverse split, shareholders have received one share of the Company in exchange for every 10 shares held by them. The reverse split reduced the number of Company outstanding shares from approximately 63 million to approximately 6.3 million. Proportional adjustments have been automatically made to the Company’s outstanding stock options and other equity compensation incentive awards

All ordinary share and per share data included in these financial statements for all periods presented have been retroactively adjusted to reflect the reverse split. .See also Note 2u, Note 11 and Note 14c.

e.	Acquisition of Wavion:

On November 23, 2011, the Company completed the acquisition of all of the outstanding shares of Wavion Inc. and its subsidiary (together "Wavion"), a technology leader in outdoor WiFi applications for metro and rural areas with deployments in more than 75 countries. Wavion offers end-to-end solutions including access, backhaul, CPEs, management and service provisioning tools, and was acquired for an aggregate consideration of $ 28,433. The total purchase price of Wavion was composed of the following:

Cash	$25,715
Earn out *)	2,718

Total purchase price	$28,433

*)	Earn out was based on performance milestones for the period from acquisition date through December 31, 2012. The actual Earn out was paid in the year ended December 31, 2012 and amounted to $ 2,718.

The acquired business provided a significant new market opportunity. The Company believed that the acquisition of Wavion enables the Company to expand the solutions provided by the Company.

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

As part of the acquisition, certain shareholders are entitled to $ 785 if they will complete a retention period as Wavion's employees. This amount was placed in escrow as an assurance for such employees' undertaking to continue their employment with the Company. If an employee does not complete the full term of retention, the amount in escrow related to such employee will be released to the Company. This amount is recorded as compensation expenses and not as part of the purchase price of Wavion. As of December 31, 2012 there is a remaining prepaid balance of $ 171 relating to this amount, which will be recorded as compensation expense on a straight line basis over the remaining retention period of the first half of 2013.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Identifiable intangible assets acquired included Customer relationships and Backlog which were valued using the income approach, and Technology which was valued using the income approach, specifically the "Relief From Royalty method".

The Company also assumed a liability related to Wavion's Officer of the Chief Scientist ("OCS") royalty bearing grant obligation. The liability was valued based on 100% of the outstanding obligation discounted based on a Market Participant interest rate.

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

The excess of cost of acquisition over the fair value of net tangible and identifiable intangible assets on acquisition amounted to $ 13,087, and was allocated to goodwill, which was due to primarily the expected synergies.

As part of the acquisition, the Company incurred certain expenses to outside providers  in an aggregate amount of $ 1,122. These expenses, as well as other transaction related expenses, have been recorded as Acquisition related expenses in the statement of operation in 2011.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

f.	Acquisition of Clariton:

At the beginning of 2011, the Company acquired the intellectual property of Clariton Ltd., ("Clariton") for an indoor wireless solution called Clariton's Distributed Antenna System (DAS) for consideration based on performance milestone payments of  up to $8,500 as of Decmeber 31, 2012 and 2011 such performance based milestones were deemed not more likely than not. The Company also assumed Clariton's related OCS royalty bearing grant obligation, Clariton Networks.

g.
Alvarion Ltd. has wholly-owned active subsidiaries in the United States, France, Romania, Brazil,  Singapore, Mexico, Poland, Uruguay, Spain, South-Africa, Italy, Argentina,  India, Chile, Taiwan, Indonesia, Canda, Japan and the Philippines primarily engaged in marketing, pre-sales, sales and developing activities.

h.
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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities, discontinued assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue, expenses and net loss from discontinued operations during the reporting period. Actual results could differ from those estimates.

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

e.	Restricted Cash:

Restricted cash is primarily invested in highly liquid deposits, which mature within one year. These deposits are used as security for the credit line the Company received from a bank, guarantees in favor of customers and a lease agreement.

f.	Short-term bank deposits:

Bank deposits with maturities of more than three months and up to one year were included in short-term bank deposits. As of December 31, 2011 and 2012,  the deposits bore interest at a weighted average interest rate of 2.48% and 3.25%, respectively. The deposits are presented at their cost, including accrued interest.

g.	Held-to-maturity securities:

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

In the year ended December 31, 2012 all Marketable securities have matured and the Company no longer holds investment of securities as of December 31, 2012.

For the years ended December 31, 2010 and 2011, all securities covered by ASC 320 were designated by the Company's management as held-to-maturity.

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

For the years ended December 31, 2010 and 2011, no other-than-temporary impairment losses have been identified.

h.	Inventories:

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

During 2010, 2011 and 2012, the Company recorded inventory write-off for inventory and for inventory purchase commitments for the continued operation, for inventory no longer required in a total amount of $ 2,093, $ 1,433 and $ 6,385, respectively.

In 2010, 2011 and 2012, approximately $ 113, $ 109 and $ 179, respectively, of inventory previously written-off was used as product components in the Company's ordinary production course and was sold as finished goods to end users. The sales of these related manufactured products were reflected in the Company's revenues without an additional charge to the cost of sales in the period in which the inventory was utilized.

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

The Company's property and equipment and certain identifiable intangible assets are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Intangible assets that are not considered to have an indefinite useful life have been amortized using the straight-line basis over their estimated useful lives (Customer relationship 6 years and Technology 4-12 years). Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets (or asset group) exceeds the fair value of the assets (or asset group). In November 2011 due to the completion of Wavion acquisition, the Company recorded intangible assets in an amount of $22,009 for the continued operation. For the years ended December 31, 2011 and 2012 , no impairment has been identified.

k.	Goodwill:

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

The acquisition of Wavion in November 2011 has been incorporated into the single reportable segment as a separate business unit, of the Company. As part of Wavion acquisition, the Company recorded goodwill in amount of  $13,087. In the year ended December 31, 2011, there were no indicators of impairment. In the year ended 31, 2012 an annual impairment test has been completed and there were no indicators of impairment and the Company did not  recorded any impairment.

l.	Income taxes:

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

The Company recognizes interest, if any, related to unrecognized tax benefits in financial expenses. The Company recognizes penalties, if any, related to unrecognized tax benefits in taxes on income.

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

During 2008, the Company granted 96,300 options at par value and Restricted Shares Units to Management and Senior Executives, the vesting of which is subject to the Company achieving certain performance related ratios, 33% of each grant's vesting being accrued respectively on February 28, 2010, February 28, 2011 and February 28, 2012. The Company accounts for these grants in accordance  with ASC 718 and  estimates the fair value of equity based payment awards only when the achieving the performance criteria is probable. As of December 31, 2012, the performance related ratios for all installments have not been achieved, and  all of the grant has been cancelled.

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

Expected volatility is based on historical volatility that is representative of future volatility over the expected term of the options. In 2010, 2011 and 2012, the expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk free interest rate is based on the yield of U.S. treasury bonds with equivalent terms. The dividend yield is based on the Company's historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
	2010	2011	2012

Volatility	56.5%	59.4%	63.6%
Risk-free interest rate	1.45%	1.40%	0.54%
Dividend yield	0%	0%	0%
Expected term	4.47 years	4.21 years	4.13 years
Average Forfeiture rate	13%	19%	18%

The Company's annual equity-based compensation expense for the years ended December 31, 2010, 2011 and 2012 related to the continued operation totaled $ 1,767, $ 1,671 and $ 938, respectively.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2010, 2011 and 2012, was comprised as follows:

	Year ended December 31,
	2010	2011	2012

Cost of goods sold	$231	$156	$143
Research and development	413	262	245
Sales and marketing	388	411	279
General and administrative	735	842	271

Equity-based compensation expenses	$1,767	$1,671	$938

n.	Revenue recognition:

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

The Company's revenue recognition policies provide that, when a sales arrangement contains multiple elements, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE"), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Company establishes VSOE of selling price using the price charged for a deliverable when sold separately and, when they have not yet sold the deliverable separately, using the price established by management having the relevant authority. When VSOE cannot be established, the Company establishes selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. The best estimate of selling price for products are established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Company offers its products. The determination of ESP is judgmental.

Advances from customers include advances and payments received from customers, for which revenue has not yet been recognized.

o.	Warranty costs:

The Company provides a 16 to 21 month warranty period for all of its products lines. The specific terms and conditions of a warranty vary depending upon the product sold and customer it is sold to. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time a product is delivered. Factors that affect the Company's warranty liability include the number of units, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the Company's warranty allowance during the period are as follows:

	Year ended December 31,
	2010	2011	2012

Balance at the beginning of the year	$1,274	$1,100	$481
Warranties issued during the year	991	372	202
Settlements/adjustments made during the year	(1,165)	(991)	(479)

Balance at the end of the year	$1,100	$481	$204

p.	Research and development:

Research and development costs, net of participation funding received and grants, are charged to the statement of operations as incurred. See also Note 14a.

q.	Participations and grants:

Grants and participations received for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development costs.

r.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel (OCS) for funding of approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. These grants are represented as a reduction in research and development expenses.

Royalties to the OCS are recorded in the cost of sales, when the related sales are recorded. See also note 10c.

s.	Severance pay and long term employee liabilities:

The Company's agreements with the majority of its employees in Israel are under section 14 of the Severance Pay Law -1963. The Company's contributions for severance pay are instead of its severance liability. Upon contribution of the full amount from the employee's monthly salary, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from obligation to employees once the deposit amounts have been paid.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay expenses for the continued operation for the years ended December 31, 2010, 2011 and 2012 were $ 1,507, $ 1,076 and $ 1,086, respectively.

t.	Advertising expenses:

Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the continued operation for the years ended December 31, 2010, 2011 and 2012 were $ 1,239, $ 821 and $ 641, respectively.

u.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. The diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year plus dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share". For the years ended December 31, 2010, 2011 and 2012, all outstanding options to purchase shares were excluded from the calculation of diluted loss per share because their effect on the loss per share is anti-dilutive.

In March 2013, the Company preformed a reverse stock split of the Company’s ordinary shares of ten (10) for one (1), (see also note 1d). The loss per share amounts presented for all prior periods were restated to reflect the effects of the reverse stock split.

v.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.

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

Allowance for doubtful accounts for the continued operation amounted to $ 296 and $ 4,099 as of December 31, 2011 and 2012, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and there may be an effect in the Company's ability to collect customers' debts in a timely manner or at all and this may result in increased bad debt expense.

Total doubtful debts expenses for the continued operation during 2010, 2011 and 2012 amounted to $1,050, $ 863 and $3,909, respectively. Total write offs for the continued operation amounted $ 569 and $ 106 in  2011 and 2012, respectively.

w.	Fair value of financial instruments:

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

In accordance with ASC 820 "Fair Value Measurements and Disclosures", the Company measures its foreign currency derivative contracts at fair value using a market approach valuation technique based on marketplace observable inputs foreign exchange rates, as follows:

	December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:

Foreign currency forwards	$-	$1,002	$-	$1,002

Total financial assets	$-	$1,002	$-	$1,002

Liabilities:

Foreign currency forwards	$-	$158	$-	$158

Total financial liabilities	$-	$158	$-	$158

	December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency option	$-	$16	$-	$16
Foreign currency forwards	-	86	-	86

Total financial assets	$-	$102	$-	$102

Liabilities:
Foreign currency option	$-	$1,033	$-	$1,033
Foreign currency forwards	-	1,657	-	1,657

Total financial liabilities	$-	$2,690	$-	$2,690

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables and loan approximate their fair values, due to the short-term maturities of these instruments.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Derivative instruments:

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

As of December 31, 2012, the Company recorded accumulated other comprehensive income related to unrealized gain on derivative instruments amounted to $ 839 (as further detailed in the following tables). Such amount will be reclassified into earnings within the next 12 months.

The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $81,158 and $ 27,852 at December 31, 2011 and 2012, respectively. The notional principal of foreign exchange contracts to purchase U.S dollars with NIS was $799 at December 31, 2012. The notional principal of foreign exchange contracts to purchase RON with U.S. dollars was $ 5,750 and $ 1,000 at December 31, 2011 and 2012, respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company's outstanding derivative instruments qualified as hedging instruments at December 31, 2011 and 2012 is summarized below:

		December 31,
	Balance sheet location	2011	2012
Assets

Foreign exchange option contracts	Other accounts receivable and prepaid expenses	$16	$-
Foreign exchange forward contracts		-	997

		$16	$997
Liabilities

Foreign exchange option contracts	Other accounts payable and accrued expenses	$(1,033)	$-
Foreign exchange forward contracts		(1,657)	(158)

		$(2,690)	$(158)

Derivatives assets (liabilities), net		$(2,674)	$839

The effect of derivative instruments in cash flow hedging relationships on the net loss and other comprehensive income (loss) for the years ended December 31, 2010, 2011 and 2012 is summarized below:

	Increase (decrease) in gains recognized in other comprehensive income (loss) on derivative (effective portion)
	Year ended December 31,
	2010	2011	2012
Derivative in cash flow hedging relationship
Foreign exchange option contracts	$662	$(1,177)	$240
Foreign exchange forward contracts	2,428	(1,229)	1,153

	$3,090	$(2,406)	$1,393

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following is the change in the other comprehensive income (loss) of unrealized gains on foreign currency cash flow hedge during 2012:

Other comprehensive income (loss)

Other comprehensive loss from unrealized gains on foreign currency cash flow hedge as of January 1, 2012	$(2,674)
Reclassification to earnings of realized losses on foreign currency cash flow hedge	1,393
Unrealized net losses on foreign currency cash flow hedge	2,120
Other comprehensive income from gains on foreign currency cash flow hedge as of December 31, 2012	$839

		Gains (losses) reclassified from other comprehensive income (loss) into income (expenses)
		Year ended December 31,
	Location	2010	2011	2012
		effective	effective	effective	ineffective
Derivative in cash flow hedging relationship
Foreign exchange option contracts	Cost of sales, operating expenses and financial (expenses) income	$175	$273	$-	$(777)
Foreign exchange forward contracts	Cost of sales, operating expenses and financial (expenses) income	2,441	2,591	(1,193)	(150)

		$2,616	$2,864	$(1,193)	$(927)

As of December 31, 2011, the Company had outstanding forward contracts that did not meet the definition of hedge accounting, in the notional  amount of $ 1,142, the fair value of which is presented in other accounts receivable and prepaid expenses. As of December 31, 2012, the Company had outstanding forward contracts that did not meet the definition of hedge accounting, in the notional  amount of $700, the fair value of which is presented in other accounts receivable and prepaid expenses.  The Company measured the fair value of the contracts in accordance with ASC 820 at level 2. The net gains (losses) recognized in statement of operations in the financial income (expenses) net during 2010, 2011 and 2012 were $ 528, $ (307) and $ (18), respectively.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Comprehensive income:

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

In May 2011, the FASB issued guidance that changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted this new guidance on January 1, 2012 and elected to present the comprehensive income in two separate statements, for all presented years.

z.	Treasury stock:

The Company repurchases its Ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

aa.	Restructuring and other charges:

During 2010 and 2011, the Company implemented separate restructuring plans, their main purposes were to close and minimize several internal activities, reorganize its units, and reduce headcount of approximately 160 and 194 employees, respectively. The Company recorded in 2010 and 2011 charges of $ 1,787 and $ 6,020 respectively. In addition to the charges to short and long term accrued amounts below, these charges included $ 172 and $ 325 respectively, related to write-offs of leasehold improvements due to abandonment of rental premises as a result of the above mentioned plans. The 2011 plan also included costs amounting to approximately $ 3,000 due to fixed assets disposals, $ 154 due to reverse of grants receivable and $ 359 prepaid service R&D. The Company has accounted for the restructuring and cost reduction plans in accordance with ASC 420 "Exit or Disposal Cost Obligations".

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2012, the short term components of the restructuring and cost reduction plan accrual are as follows:

	Employee termination benefits	Repayments of grants	Lease abandonment	Other	Total

Balance as of January 1, 2011	$141	$462	$298	$27	$928
Charges	1,477	(462)	1,580	763	3,358
Cash outlays	(893)	-	(941)	(214)	(2,048)

Balance as of December 31, 2011	725	-	937	576	2,238
Sorting of long term components			547		547
Cash outlays	(697)	-	(630)	(461)	(1,788)

Balance as of December 31, 2012	$28	$-	$854	$115	$997

The restructuring and other charges do not include the impact related to stock based compensation (for stock based compensation see Note 11c).

ab.	Transfers of financial assets:

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

During the years ended December 31, 2010, 2011 and 2012, the Company sold trade receivables related to the continued operation to Israeli financial institutions in a total amount of $ 12,458, $ 15,137 and $ 8,848, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

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

The aggregate amounts of financing expense related to the sales of trade receivables for the continued operation for the years ended December 31, 2010 2011 and 2012 were $ 167, $ 237 and $ 315, respectively.

ac.	Business Combination:

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

During 2011, a security with maturity date in 2012 and a callable feature was called by its issuer. This security was classified as held to maturity since at the acquisition there was no significant premium related to it. The net carrying amount of this security on the date of sale amounted to $ 808. The realized gain amounted to $ 1. During the year ended December 31, 2012, the Company's investments in securities have  matured.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2012

Government authorities	$2,625	$3,020
Deposits	559	460
Derivatives	102	1,002
Prepaid expenses	1,192	402
Advances to suppliers and others	1,437	1,416

	$5,915	$6,300

NOTE 5:-	INVENTORIES

See also Note 2h.

	December 31,
	2011	2012

Raw materials and components	$4,996	$4,677
Work in progress	2,538	803
Finished products *)	2,887	3,802

	$10,421	$9,282

*)	Includes inventory held by customers in the amount of $ 113 and $ 74 as of Decemeber 31, 2011 and 2012, respectively.

NOTE 6: -	PROPERTY AND EQUIPMENT

	December 31,
	2011	2012
Cost:
Office furniture and equipment	$2,698	$2,683
Computers and electronic equipment	17,866	18,204
Leasehold improvements	3,432	3,204

	23,996	24,091
Accumulated depreciation:
Office furniture and equipment	1,407	1,615
Computers and manufacturing equipment	15,303	16,520
Leasehold improvements	2,460	2,518

	19,170	20,653

Depreciated cost	$4,826	$3,438

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -	PROPERTY AND EQUIPMENT (Cont.)

Depreciation expenses for the years ended December 31, 2010, 2011 and 2012 amounted to $ 3,290, $ 2,683 and $ 1,736, respectively.

During 2012, the Company recorded disposals and sales of property and equipment in the amount of $ 682 and accumulated depreciation in the amount of $ 235.

NOTE 7:-	INTANGIBLE ASSETS, NET

	December 31,
	2011	2012
Cost:
Current technology	$18,557	$18,557
Customer relations	1,874	1,874
Backlog	1,578	1,578

	22,009	22,009
Accumulated amortization:
Current technology	160	2,083
Customer relations	26	338
Backlog	1,578	1,578

	1,764	3,999

Amortized cost	$20,245	$18,010

Amortization expenses for the years ended December 31, 2011 and 2012 amounted  to $ 1,764 and $ 2,235, respectively.

See also Note 1e regarding Wavion acquisition.

Estimated amortization expenses for the years ended:

Amortization
Year ended December 31,	expenses

2013	$2,235
2014	2,235
2015	2,188
2016	1,671
2017	1,645
2018 and thereafter	8,036

$18,010

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2011	2012

Service providers, consultants and accrued expenses	$6,686	$7,815
Employees and payroll accruals	9,645	4,848
Advances from customers	626	452
Provision for agent commissions	1,100	1,216
Restructuring and other charges *)	2,238	997
Warranty provision	481	204
Royalties	2,230	2,758
Derivatives	2,690	158
Advances from grants	1,259	-
Earn out provision	2,718	-
Others	61	60

	$29,734	$18,508

*)	See also Note 2aa .

NOTE 9:-	LOAN

a.
On June 21, 2011, the Company entered into a Loan & Security Agreement (the "Agreement"), with Silicon Valley Bank ("SVB"), whereby SVB provided a $ 30,000 credit line for the financing of the acquisition of Wavion. The Company fully utilized the credit line on November 18, 2011.

As part of the transaction, the Company pledged all of its assets under a floating charge, and created a fixed charge on its Intellectual Property ("IP") rights and receivables. The Agreement with SVB contains various provisions related to compliance with financial covenants, restrictive covenants, including negative pledges, and other commitments , typically contained in facility agreements of this type. The credit line consists of Facility A ($25,000) and Facility B ($5,000).

Facility A should be repaid in thirty six (36) equal monthly installments starting March 1st, 2012. The interest rate applicable to Facility A is three month LIBOR plus 4.75%, payable monthly starting December 1, 2011. Facility B should be repaid in one (1) installment after thirty six (36) months following first repayment of Facility A of the credit line. The interest rate applicable to Facility B is LIBOR for three months plus 4.50%, payable monthly starting December 1, 2011.

The Agreement was amended several times since the initial Agreement was signed.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	LOAN (Cont.)

The Company was not in compliance with its covenants under the Agreement as if April 1, 2012.  On April 25, 2012, the Company and SVB entered into an agreement providing for the grant of a temporary forbearance of the April 1, 2012 breached covenants and a modification of the terms of the Long Term Loan. The modifications of the Agreement included (i) an increase of the interest rate applicable to Facility A and Facility B to LIBOR for three months plus 5.85% and (ii) the early repayment of $5,000 and $2,222 as of April 30, 2012 and July 1, 2012, respectively, of principal on the Long Term Loan.

The Agreement was further amended on September 28, 2012 to provide for the early repayment of the principal on the long term loan of  $5,500. Further, the amendment modified the structure of the loan, from a term loan to a revolving line of credit. The line of credit is based on the Company's eligible account receivable, as defined in the agreement balance up to $15,000 and shal accure interest at a fixed rate per annuam equal to 7%.

In addition, $3,000 in cash were transferred into a restricted account at SVB as a collateral, which will be applied towards the loan in case of (i) over advance on the line (less account receivable than the loan principal amount) or (ii) the Company has negative cash flow for the three months period ending December 31, 2012 and March 31, 2013.

b.
As of December 31, 2012, the loan is defined as a revolving line of credit and will remain available through February 2015. As such the outstanding balance has been classified as revolving credit line.

c.
In respect of the credit line provided, the Company is required to meet certain financial covenants which includes non-gaap adjusted profit/loss and quick asset ratio on a monthly basis.  As of December 31, 2012, the Company was in full compliance with the covenants as defined in the amended Agreement.

d.
Subsequent to year end an amount of $1,500 of the restricted balance was applied towards the credit line. In addition, on May 10, 2013 the Company signed a new amendment with SVB. This amendment was required in order to enable the assignments of assets to Telrad, and requires the Company to repay up to $2,150 from the consideration received from the sale of the BWA to Telrad, over the one year period following the closing. Furthermore the amendment include updates to future financial covenants stated in Note 9c. As of the date of the finalcial statements the Company meets the stipulated covenants with SVB. If the Company fails to meet the covenants, SVB may recall the outstanding credit line drawn immediately.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Premises occupied by the Company are leased under various lease agreements. The lease agreements for these premises will expire in 2013-2015.

The Company has leased various motor vehicles and computers under operating lease agreements. These leases expire in fiscal year 2015.

Future minimum rental payments under such leases as of December 31, 2012 are as follows:

	Rental of premises	Lease of computers	Lease of motor vehicles

2013	$1,912	$21	$556
2014	205	11	273
2015	67	-	33

	$2,184	$32	$862

Rental of premises expenses for the years ended December 31, 2010, 2011 and 2012, were $ 3,285, $ 2,735 and $ 1,458, respectively. Motor vehicle leasing expenses for the years ended December 31, 2010, 2011 and 2012, were $ 1,480, $ 948 and $ 680, respectively. Computer leasing expenses for the years ended December 31, 2010, 2011 and 2012, were $ 266, $ 121 and $ 97, respectively.

b.	Guarantees:

As of December 31, 2012, the Company had outstanding bank guarantees in the total amount of approximately $ 2,061, in favor of customers, lessors and Government authorities.

c.	Royalties:

The Company's research and development efforts have been partially financed through grants from the OCS of the Israeli Government. The Company entered an arrangement during 2003 with the OCS in Israel's Ministry of Industry and Trade where it participates in new OCS programs under which the Company is eligible to receive grants for research and development projects without any royalty repayment obligations, excluding OCS programs grants resulting from the acquisition of InnoWave, Clariton Networks  and Wavion which were not included in this arrangement.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company did not receive grants-bearing royalties from the OCS during the years 2006 until 2011. Through the 2011 acquisition of Wavion (see Note 1e), the Company assumed Wavion's royalty bearing grant, and the royalties assumed have been  recognized as a liability as part of the acquisition. In return for the OCS's participation for some of the grants applications (from InnoWave, Clariton Networks and Wavion), the Company is committed to pay royalties to the Israeli Government at the rate of 3.5% of sales of products in which the Israeli Government has participated in financing the research and development, up to the amounts granted. The grants received bear annual interest at LIBOR as of the date of approval. The grants are presented in the consolidated statements of operations as an offset to related research and development expenses.

Repayment of the grants is not required in the event that there are no sales of products developed within the framework of such funded programs. Royalties payable to the OCS are recorded as they become due and are classified as cost of sales. The maximum amount of the contingent liability related to royalty bearing grants payable to the Israeli Government was approximately $ 27,747 as of December 31, 2012.

d.	Liens:

Pursuant to its Loan and Security Agreement with SVB the Company pledged all of its assets under a floating charge and created a fixed charge on its IP rights and receivables.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Reverse split:

On April 2, 2013, the Company effected a reverse split of the Company’s ordinary shares of ten (10) for one (1) (i.e., ten ordinary shares, NIS 0.01 nominal value each, will be combined into one ordinary share NIS 0.10 nominal value). All ordinary share and per share data included in these financial statements for all periods presented have been retroactively adjusted to reflect the reverse split. The Company’s articles of association were amended and the authorized share capital of the Company is NIS 1,200,800 divided into 12,008,000 Ordinary shares, par value NIS 0.10 per share.

b.	The Company's shares are listed for trading on the NASDAQ Capital Market and on the Tel-Aviv Stock Exchange.

c.	Shareholders' rights:

The Ordinary shares confer upon the holders rights to receive notice to participate and vote in general meetings of the Company, to receive dividends, if and when declared and to receive, upon liquidation, a pro rata share of any remaining assets.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Share options:

The Company has six stock option plans under which 3,488,650 Ordinary shares were reserved for issuance.

In 2006, the Company adopted the 2006 shares options plan ("the 2006 Plan"). Under the 2006 Plan, the Company may grant restricted share units ("RSU"), restricted shares, options and other equity awards to employees, directors, consultants, advisers and service providers of the Company and its subsidiaries.

Pursuant to the 2006 Plan, 150,000 Ordinary shares were initially reserved for issuance upon the exercise of awards granted under the 2006 Plan. The number of Ordinary shares available for issuance under the 2006 Plan shall be reset annually on April 1 of each year to equal 4% of the total outstanding shares as of such reset date. The Company also grants its options under 2002 Plan. Options that are cancelled or forfeited become available for future grants. RSUs vest over a three year period of employment and may be subject to performance criteria. RSUs that are cancelled or forfeited become available for future grants.

During 2010, and 2011, the Company did not grant any performance based options. During 2012, the Company granted 20,000 performance based options.The Company did not record compensation expenses for 96,300 performance based options that were granted during 2008 since as of December 31, 2012, the Company did not reach the performance targets and the plan was canceled. During 2012, 8,700 performance based options were forfeited.

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

As of December 31, 2012, 1,196,618 Ordinary shares of the Company are still available for future grants under the various option plans.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of option activity under the Company's stock option plans as of December 31, 2012 and changes during year than ended are as follows:

	Year ended December 31, 2012
	Amount of options	Weighted average remaining contractual term (in years)	Weighted average exercise price	Aggregate intrinsic value

Options outstanding at beginning of year	931,333	2.95	$48.30	$1,447
Changes during the year:
Granted	305,650		$6.00
Exercised	(79,002)		$0.03
Forfeited or cancelled	(580,985)		$55.60

Options outstanding at end of year	576,996	3.80	$25.20	$84

Options vested or expected to vest	438,882	3.34	$30.80	$68
Options exercisable at end of year	233,878	1.74	$50.60	$15

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2011 and 2012 was $ 24.40, $ 9.20 and $ 2.90, respectively. The weighted-average fair value of the options vested during the year ended December 31, 2012 was $ 12.5. The total intrinsic value for the options exercised for the years ended December 31, 2010, 2011 and 2012 was  $ 169, $ 107 and $ 368, respectively.

As of December 31, 2012, there was approximately $ 1,089  of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over the next 4 years.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2012, have been separated into ranges of exercise prices, as follows:

Exercise price (range) in $	Options outstanding as of December 31, 2012	Weighted average remaining contractual life (years)	Weighted average exercise price in $	Options exercisable as of December 31, 2012	Remaining contractual life (years for exercisable options)	Weighted average exercise price in $

0.03-0.3	22,970	3.95	0.3	3,970	0.72	0.03
3.8-4.0	139,100	5.65	3.9	-	-	-
6.3-9.5	138,525	5.08	7.7	21,588	3.90	9.0
11.7-17.3	25,300	4.76	13.8	2,112	4.91	12.2
19.5-27.4	106,885	2.28	21.0	65,324	1.06	21.2
33.1-39.4	62,344	2.04	36.0	59,012	2.01	36.1
63.9-95.8	45,235	1.38	80.1	45,235	1.38	80.1
108-136.5	36,637	1.59	121.9	36,637	1.59	121.9

	576,996			233,878

A summary of the status of the Company's restricted shares units and options granted at par-value as of December 31, 2012, and changes during the year ended December 31, 2012, are presented below:

Unvested restricted share units and options at par value	Number of restricted share units and options at par value	Weighted average grant date fair value

Non vested at January 1, 2012	107,312	$28.10

Granted	-	-
Vested	(34,362)	35.60
Forfeited	(53,950)	28.90

Non vested at December 31, 2012	19,000	$14.30

The total fair value of shares vested during the years ended December 31, 2010, 2011 and 2012 was $313, $553 and $127, respectively.

e.	Dividends:

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

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefit track. As of December 31, 2012, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

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

d.	Income (loss) before income tax expense:

	Year ended December 31,
	2010	2011	2012

Domestic	$5,259	$(6,776)	$(19,497)
Foreign	2,611	(3,902)	(3,520)

	$7,870	$(10,678)	$(23,017)

e.	Reconciliation of the theoretical tax expenses:

For the year ended December 31, 2010, 2011 and 2012, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carried forward due to the uncertainty of the realization of such tax benefits and current year adjustments to the full valuation allowance provided on the current losses.

f.	Carryforward losses:

As of December 31, 2012, Alvarion Ltd. and Wavion Ltd. had an available tax loss carry forward amounting to approximately  $283,122, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

As of December 31, 2012, the U.S. subsidiaries had approximately $ 41,073 in federal net operating loss carryforward for income tax purposes, which can be carried forward and offset against taxable income for 20 years and will expire between 2013 and 2032. The state tax losses carryforwards of the U.S. subsidiaries are approximately $23,759 and this balance will expire between 2013 through 2022.

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

g.	Tax rates applicable to the income of the Company:

Taxable income of Israeli company is subject to tax at the rate of  25% in 2010 and 24% in 2011. In December 5, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (the Law), which among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate were also increased accordingly.

h.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2011	2012
Tax assets in respect of:
Allowance for doubtful accounts	$1,361	$429
Accrued severance pay and accrued vacation pay	660	344
Reaserch and development expenses	4,270	2,683
Other deductions for tax purposes	1,712	1,965
Net loss carry forward	76,181	83,644

Total deferred tax assets	84,184	89,065

Deferred tax liabilities:
Acquired intangibles	(7,743)	(6,850)

Deferred tax assets, net before valuation allowance	76,441	82,215
Valuation allowance	(76,441)	(82,215)

Deferred tax assets	$-	$-

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

i.	A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2011	2012

Opening balance	$3,363	$2,537
Settlement of prior year tax positions	(878)	(447)
Additions for current year tax position	52	101

Closing balance	$2,537	$2,191

During the years ended December 31, 2010, 2011 and 2012, the Company recorded $ 92, $ 100 and $ 59, respectively for interest and penalties expenses related to uncertain tax positions. The liability for unrecognized tax benefits included accrued interest and penalties of $ 910 and $ 671 at December 31, 2011 and 2012, respectively.

As of December 31, 2012, the entire amount of unrecognized tax benefit could affect the Company's income tax provision and the effective tax rate.

j.
The Company and its subsidiaries file income tax returns in Israel, USA and other foreign jurisdictions. With respect to Alvarion Ltd., the Israeli Tax Authorities had never examined the Company's tax returns, nevertheless the tax returns until 2007 tax year (including 2007  tax returns) are deemed to be approved.

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

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	INFORMATION ABOUT GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

The following table presents total revenues for the years ended December 31, 2010, 2011 and 2012:

	Total revenues
	Year ended December 31,
	2010	2011	2012

North America	$14,679	$16,822	$8,720
Europe (without Italy)	24,640	16,640	8,262
Italy	10,610	9,291	2,947
Asia (without China)	7,466	6,230	6,949
China	3,922	7,193	11,323
Others	13,697	16,097	11,748

	$75,014	$72,273	$49,949

The following table presents total long-lived assets as of December 31, 2011 and 2012:

	Total long-lived assets
	December 31,
	2011	2012

Israel	$3,107	$2,218
Romania	1,273	948
Other	446	272

	$4,826	$3,438

The total long-lived assets are attributed to geographic areas based on the location of the assets.

c.	The following is a summary of the percentages of net sales from major customers:

	% of consolidated revenue
	Year ended December 31,
	2010	2011	2012

Customer A	*) -	*) -	16.31%
Customer B	*) -	10.3%	*) -

*)	Less than 10% of the Company's consolidated revenues.

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development, net:

	Year ended December 31,
	2010	2011	2012

Research and development costs	$8,440	$12,552	$14,825
Less - grants and participation	536	1,844	2,161

	$7,904	$10,708	$12,664

b.	Financial income, net:

	Year ended December 31,
	2010	2011	2012

Financial income:

Interest on held-to-maturity marketable securities, amortization of premium and accretion of discounts on held-to-maturity marketable securities, interest on bank deposits and other interest	$1,311	$778	$878
Income related to ineffective derivative and derivative not designated as effective hedge	1,221	709	386
Foreign currency transaction differences, net	-	-	222

	2,532	1,487	1,486
Financial expenses:
Interest and bank expenses including expense related to sale of trade receivables	(1,087)	(1,209)	(3,050)
Expenses related to ineffective derivative and derivative not designated as effective hedge	(597)	(1,016)	(1,331)
Foreign currency transaction differences, net	(947)	(277)	-

	(2,631)	(2,502)	(4,381)

	$(99)	$(1,015)	$(2,895)

ALVARION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Net loss per share:

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2010	2011	2012

Numerator:

Numerator for basic and diluted net loss per share - continuing operations	6,976	(10,678)	(23,017)
Numerator for basic and diluted net loss per share - discontinued operations	(105,455)	(23,144)	(32,892)

	(98,479)	(33,822)	(55,909)

Denominator:

Denominator for basic net loss per share - weighted average number of Ordinary shares (see Note 11)	6,219,862	6,230,187	6,260,104

Effect of dilutive securities:
Employee stock options	*) -	*) -	*) -

Denominator for diluted net loss per share - adjusted weighted average number of shares	6,219,862	6,230,187	6,260,104

Net loss per share Basic and Diluted
Continuing operations	1.12	(1.71)	(3.68)
Discontinued operations	(16.95)	(3.72)	(5.25)

	$(15.83)	$(5.43)	$(8.93)

*)	Antidilutive.