Form 20-F/A
period 2012-12-31
ALVARION LTD
filed 2013-05-23
CIK 1108332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

☐ Yes                 ☒ No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 originally filed with the Securities and Exchange Commission on March 25, 2013 (“2012 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit 101 was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association (English translation accompanied by Hebrew original) (1)
1.2	Amended and Restated Articles of Association#
1.3	Certificate of Name Change (English translation accompanied by Hebrew original) (2)
2.1	Form of Ordinary Share Certificate (3)
4.1	Lease Agreement, dated April 16, 2000, between the Registrant and Bet Dror Ltd. And Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (4)
4.2	Form of Indemnity Agreement for Directors and Executive Officers (5)
4.3	Addendum, dated September 2000, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary accompanied by Hebrew original) (6)
4.4	Sublease Agreement, dated July 5, 2001, between Floware Wireless Systems Ltd. and Ceragon Networks Ltd. (English summary accompanied by Hebrew original) (4)
4.5	Addendum, dated October 5th, 2010, to Lease Agreement between the Registrant and Bet Dror Ltd. and Ziviel Investments Ltd. (English summary translation accompanied by Hebrew original) (5)
4.6	Amended and Restated Loan and Security Agreement, dated May 12, 2013, between Alvarion and Silicon Valley Bank (the "Long Term Loan Agreement with SVB")#
4.7	Agreement and Plan of Merger, dated November 2, 2011, among Alvarion Inc., Alvarion Acquisition Inc. and Wavion Inc. (5)
4.8	Asset Purchase Agreement, dated February 21, 2012, between Alvarion Ltd. and Telrad Networks Ltd. and the addendum thereto dated May 8, 2013#
8.1	Subsidiaries of Alvarion Ltd.#
12.1	Certification of Acting Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 #
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Acting Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 #
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 #
15.1	Consent of Kost, Forer, Gabay & Kasierer#
101 The following financial information from Alvarion Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012; (ii) Consolidated Balance Sheets at December 31, 2011 and 2012; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2010, 2011 and 2012; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.*+
__________________________
* Filed herewith
+Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.
# Filed together with the original filing of our Annual Report on Form 20-F for the year ended December 31, 2012.

(1)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2008.
(2)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-13786).
(3)	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-14142).
(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2001
(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALVARION LTD.

By:	/s/ Assaf Katan
Name: Assaf Katan
Title: Acting Chief Executive Officer
Date: May 23, 2013